Form 20-F
period 2020-12-31
Brookfield Infrastructure Partners L.P.
filed 2021-03-18
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2020
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
Jane Sheere
73 Front Street
Hamilton, HM 12, Bermuda
+1-441-294-3309
bip.enquiries@brookfield.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BIP; BIP UN	New York Stock Exchange; Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 13	BIP PR A	New York Stock Exchange
Class A Preferred Limited Partnership Units, Series 14	BIP PR B	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
295,429,987 Limited Partnership Units as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.        Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.        Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.        Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).        Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities but excluding BIPC (each as defined below). References to “our group” mean, collectively, Brookfield Infrastructure Corporation and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:
•“BIPC” are to Brookfield Infrastructure Corporation;
•the “BIPC exchangeable shares” means the class A exchangeable subordinate voting shares in the capital of BIPC.
•“Brookfield” are to Brookfield Asset Management and any affiliate of Brookfield Asset Management, other than our group;
•“Brookfield Accounts” are to Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” are to Brookfield Asset Management Inc.;
•“class B shares” are to the class B multiple voting shares in the capital of BIPC;
•“class C shares” are to the class C non-voting shares in the capital of BIPC;
•“CODM” are to the Chief Operating Decision Maker;
•our “current operations” are to the businesses in which we hold an interest as described in Item 4.B “Business Overview”;
•our “data operations” are to our interest in our data distribution businesses in Asia-Pacific, India and Europe, our telecommunications business in India and data storage operations in North and South America, Europe and the Asia Pacific, as described in Item 4.B “Business Overview—Our Operations—Data —Overview”;
•our “midstream operations” are to our interest in gas transmission operations in North America and India, North American midstream energy and natural gas storage operations in the United States and Canada, North American district energy operations in the United States and Canada, as described in Item 4.B “Business Overview—Our Operations—Midstream—Overview”;
Brookfield Infrastructure 1

•the “Exchange LP Units” are to the exchangeable units of Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of our partnership, which were issued in connection with our partnership’s acquisition of an effective 30% interest in Enercare Inc. (“Enercare”), and which provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units;
•our “General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;
•“Holding Entities” are to certain subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;
•the “Holding LP” are to Brookfield Infrastructure L.P.;
•the “Infrastructure General Partner” are to Brookfield Infrastructure Special GP Limited, which serves as the general partner of the Infrastructure Special LP;
•the “Infrastructure Special LP” are to Brookfield Infrastructure Special L.P., a subsidiary of Brookfield Asset Management, which is the special general partner of the Holding LP and “Special General Partner Units” refers to the units of the Holding LP that the Infrastructure Special LP holds in such capacity;
•“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions—Licensing Agreements”;
•our “Limited Partnership Agreement” are to the amended and restated limited partnership agreement of our partnership, as amended from time to time;
•the “managing general partner” are to our partnership in its capacity as managing general partner of the Holding LP and “Managing General Partner Units” refers to the units of the Holding LP that our partnership holds in such capacity;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of March 13, 2015, as amended on March 31, 2020, among the Service Recipients, Brookfield Asset Management, the Service Provider and others, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;
•“Merger Transaction” are to our acquisition of the ownership interests in Prime that were not already held by us, which was completed on December 8, 2010;
•“Oaktree” are to Oaktree Capital Group, LLC together with its affiliates;
•“Oaktree Accounts” are to Oaktree-managed funds and accounts;
•“operating entities” are to the entities which directly or indirectly hold our current operations and assets that we may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements;
•our “partnership” are to Brookfield Infrastructure Partners L.P.;
•“Prime” are to Prime Infrastructure, known collectively as Babcock & Brown Infrastructure Limited and Babcock & Brown Infrastructure Trust, or BBI, prior to its recapitalization on November 20, 2009;
2 Brookfield Infrastructure

•“rate base” are to a regulated or notionally stipulated asset base;
•the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its limited partnership interests in the Holding LP in whole or in part in exchange for cash, subject to the right of our partnership to acquire such interests (in lieu of such redemption) in exchange for units of our partnership, as more fully set forth in Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism”;
•“Redeemable Partnership Unit” is a limited partnership unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement”;
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;
•the “Service Provider” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Asset Management that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to our partnership, the Holding LP, certain of the Holding Entities and BIPC in their capacity as recipients of services under the Master Services Agreement;
•“spin-off” are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 35,016,762 of our units on January 31, 2008;
•“special distribution” are to the special distribution by our partnership to unitholders of one BIPC exchangeable share per nine units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure- Overview”;
•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, port operations in the United States, the U.K., Australia, and New Zealand and toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
•“Chilean electricity transmission operation” means the 27.8% interest in ETC Transmission Holdings, S.L. the parent company of Transelec S.A., a regulated electricity transmission operation in Chile, with subsidiaries in Peru, that was sold by Brookfield Infrastructure in 2018;
•our “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively;
Brookfield Infrastructure 3

•“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 5 Preferred Units”, “Series 6 Preferred Units”, “Series 7 Preferred Units”, “Series 8 Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units”, “Series 12 Preferred Units”, “Series 13 Preferred Units” and “Series 14 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 6, cumulative class A preferred limited partnership units, series 7, cumulative class A preferred limited partnership units, series 8 in our partnership, cumulative class A preferred limited partnership units, series 9 in our partnership, cumulative class A preferred limited partnership units, series 10 in our partnership, cumulative class A preferred limited partnership units, series 11 in our partnership, cumulative class A preferred limited partnership units, series 12 in our partnership, cumulative class A preferred limited partnership units, series 13 and cumulative class A preferred limited partnership units, series 14 in our partnership, respectively;
•“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 5 Preferred Units”, “Holding LP Series 7 Preferred Units”, “Holding LP Series 9 Preferred Units”, “Holding LP Series 11 Preferred Units”, “Holding LP Series 13 Preferred Units” and “Holding LP Series 14 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 5, cumulative class A preferred limited partnership units, series 7 of the Holding LP, cumulative class A preferred limited partnership units, series 9 of the Holding LP, cumulative class A preferred limited partnership units, series 11 of the Holding LP, cumulative class A preferred limited partnership units, series 13 of the Holding LP and cumulative class A preferred limited partnership units, series 14 of the Holding LP, respectively;
•our “utilities operations” refer to our interests in an Australian export terminal, South American electricity transmission operations in Brazil and natural gas distribution operation in Colombia, European regulated distribution operation in the U.K. and South American natural gas transmission operation, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and
•“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions—Voting Agreements”.
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
4 Brookfield Infrastructure

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws concerning our business and operations. The forward-looking statements and information also relate to, among other things, our business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. In particular, our statements with respect to the continuity plans and preparedness measures we have implemented in response to the novel coronavirus (“COVID-19”) pandemic and its expected impact on our businesses, operations, earnings and results are forward-looking statements. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
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
Factors that could cause our actual results to differ materially from those contemplated or implied by our forward-looking statements and information include, without limitation:
•commodity risks;
•alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;
•acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize;
•the competitive market for acquisition opportunities and the inability to identify and complete acquisitions as planned;
•pending acquisitions, dispositions and other transactions may not be completed on the timeframe or in the manner contemplated, or at all;
•our ability to renew existing contracts and win additional contracts with existing or potential customers;
•deployment of capital for our committed backlog and other projects we are pursuing may be delayed, curtailed or redirected altogether;
•timing and price for the completion of unfinished projects;
Brookfield Infrastructure 5

•infrastructure operations may require substantial capital expenditures;
•exposure to environmental risks, including increasing environmental legislation and the broader impacts of climate change;
•exposure to increased economic regulation and adverse regulatory decisions;
•First Nations claims to land, adverse claims or governmental claims may adversely affect our infrastructure operations;
•some of our current operations are held in the form of joint ventures or partnerships or through consortium arrangements;
•some of our businesses operate in jurisdictions with less developed legal systems and could experience difficulties in obtaining effective legal redress, which creates uncertainties;
•actions taken by national, state, or provincial governments, including nationalization, or the imposition of new taxes, could materially impact the financial performance or value of our assets;
•reliance on technology and exposure to cyber-security attacks;
•customers may default on their obligations;
•reliance on tolling and revenue collection systems;
•Brookfield’s influence over our partnership and our partnership’s dependence on the Service Provider;
•the lack of an obligation of Brookfield to source acquisition opportunities for us;
•our dependence on Brookfield and its professionals;
•the role and ownership of Brookfield in our partnership and in Holding LP may change and interests in our General Partner may be transferred to a third party without unitholder or preferred unitholder consent;
•Brookfield may increase its ownership of our partnership;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of unitholders or preferred unitholders;
•conflicts of interest between our partnership, our preferred unitholders and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties;
•our General Partner may be unable or unwilling to terminate the Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Provider;
•our assets are or may become highly leveraged and we intend to incur indebtedness above the asset level;
•some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses;
6 Brookfield Infrastructure

•our partnership is a holding entity that relies on its subsidiaries to provide the funds necessary to pay our distributions and meet our financial obligations;
•future sales and issuances of our units, preferred units or securities exchangeable for our units (including BIPC exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units or preferred units;
•our partnership may become regulated as an investment company under the U.S. Investment Company Act of 1940, as amended (“Investment Company Act”);
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•effectiveness of our internal controls over financial reporting;
•our unitholders and preferred unitholders do not have a right to vote on partnership matters or to take part in the management of our partnership;
•market price of our units and preferred units may be volatile;
•dilution of existing unitholders;
•foreign currency risk and risk management activities;
•investors may find it difficult to enforce service of process and enforcement of judgments against us;
•we may not be able to continue paying comparable or growing cash distributions to unitholders in the future;
•changes in tax law and practice;
•general economic conditions and risks relating to the economy;
•increasing political uncertainty, which may impact our ability to expand in certain markets;
•pandemics or epidemics, including risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations of our investments and infrastructure assets;
•adverse changes in currency exchange rates;
•availability and cost of credit;
•government policy and legislation change;
•exposure to uninsurable losses and force majeure events;
•labor disruptions and economically unfavorable collective bargaining agreements;
•exposure to occupational health and safety related accidents;
Brookfield Infrastructure 7

•high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;
•our infrastructure business is at risk of becoming involved in disputes and possible litigation;
•our ability to finance our operations due to the status of the capital markets;
•changes in our credit ratings;
•our operations may suffer a loss from fraud, bribery, corruption or other illegal acts; and
•other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.
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
8 Brookfield Infrastructure

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
Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, fair value increments, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
Brookfield Infrastructure 9

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
Proportionate Debt
Proportionate debt is presented based on our proportionate share of borrowing obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed.
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
10 Brookfield Infrastructure

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]
Not applicable.
3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D “Risk Factors” in this annual report on Form 20-F for a detailed description of these and other risks.

Risks Relating to Our Operations and the Infrastructure Industry
•Risks relating to demand for commodities, such as natural gas or minerals.
•Risks relating to impact of alternative technologies on our business and cyber security attacks.
•Risks relating to successful identification, completion and integration of acquisitions.
•Risks relating to competition with other market participants.
•Risks relating to construction or expansion of projects, environmental damage and future capital expenditures.
•Risks relating to economic regulation and adverse regulatory decisions in the countries we operate, including nationalization or the imposition of new taxes.
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.
•Risks relating to tolling and revenue collection systems.

Brookfield Infrastructure 11

Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Provider, and conflicts of interests therewith.
•Risks relating to our inability to have access to all infrastructure acquisitions that Brookfield identifies.
•Risks relating to the departure of some or all of Brookfield’s professionals.
•Risks relating to Brookfield’s ownership position in our partnership.
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, our partnership or our unitholders.
•Risks related to our Master Services Agreement, our organizational and ownership structure and our other arrangements with Brookfield and the Service Provider.
•Risks related to breaches of the information barrier and related internal controls by Brookfield and/or Oaktree and other affiliates.
•Risks relating to our inability to terminate our Master Services Agreement.
•Risks relating to the limited liability of the Service Provider to our partnership and the other Service Recipients.
Risks Relating to Our Partnership Structure
•Risks related to our use of leverage and indebtedness, including compliance with any covenants that could restrict our ability to engage in certain types of activities or to make distributions to equity holders.
•Risks related to the acquisition or disposition of distressed companies.
•Risks related our partnership being a holding entity and our reliance on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.
•Risks related to future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares), or the perception of such sales or issuances.
•Risks related to being deemed an “investment company” under the Investment Company Act
•Risks related to our partnership being an “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities laws.
•Risks related to our failure to maintain effective internal controls.
Risks Relating to Our Units and Preferred Units
•Risks related to our unitholders and preferred unitholders not having a right to vote on partnership matters or to take part in the management of our partnership.
•Risks related to the market price of our units and preferred units (or securities exchangeable into our units, including the BIPC exchangeable shares).
•Risks related to the issuance of additional units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares).
•Risks related to foreign currency associated with Brookfield Infrastructure’s distributions to non-U.S. unitholders.
•Risks related to enforcement of service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Provider.
•Risks related to our ability to continue paying comparable or growing cash distributions to our unitholders.
12 Brookfield Infrastructure

Risks Related to Canadian and United States Taxation
•Risks related to Canadian and United States taxation, and the effects thereof on our business and operations.
General Risks
•Risks relating to general economic and political conditions, changes in governmental policy and legislation, and the markets in which we operate.
•Risks relating to developments associated with the COVID-19 pandemic.
•Risks relating to foreign currency.
•Risks relating to access to debt or equity markets, our ability to access credit markets and changes in our credit ratings.
•Risks relating to natural disasters, weather events, uninsurable losses and force majeure events.
•Risks relating to labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to occupational health and safety and accidents.
•Risks relating to fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
•Risks relating to contractual disputes and litigation.
You should carefully consider the following factors in addition to the other information set forth in this annual report on Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our units and preferred units would likely suffer.
Risks Relating to Our Operations and the Infrastructure Industry
Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.
Some of our operations are critically linked to the transport or production of key commodities. For example, the Australian export terminal that our partnership holds an interest in relies on demand for coal exports, our Australian rail operation relies on demand for iron ore for steel production and our South and North American gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and in some cases contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.
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
Brookfield Infrastructure 13

Alternative technologies could impact the demand for, or use of, the business and assets that we own and operate and could impair or eliminate our competitive advantage of our businesses and assets.
There are alternative technologies that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such alternative technologies are in earlier stages of development, ongoing research and development activities may improve such alternative technologies. For example, changes in the materials used in construction may reduce the demand for iron ore and coal. Our data operations rely for their continued viability on the ongoing demand for tower infrastructure and data storage facilities, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If this were to happen, the competitive advantage of our businesses and assets may be significantly impaired or eliminated and our business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.
Acquisitions may subject us to additional risks and the expected benefits of our acquisitions may not materialize.
A key part of Brookfield Infrastructure’s strategy involves seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield’s professionals and our Service Provider to manage us, including integrating all of the acquired business’ operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.
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
Our utilities, transport, data and midstream operations are capital intensive and require substantial ongoing expenditures for, among other things, additions and improvements, and maintenance and repair of plant and equipment related to our operations. Any failure to make necessary capital expenditures to maintain our operations in the future could impair the ability of our operations to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover such investments based upon the rates our operations are able to charge.
In some of the jurisdictions in which we have utilities, transport, data or midstream operations, certain maintenance capital expenditures may not be covered by the regulatory framework. If our operations in these jurisdictions require significant capital expenditures to maintain our asset base, we may not be able to recover such costs through the regulatory framework. In addition, we may be exposed to disallowance risk in other jurisdictions to the extent that capital expenditures and other costs are not fully recovered through the regulatory framework.
Our operating entities are exposed to the risk of environmental damage.
Many of Brookfield Infrastructure’s assets are involved in using, handling or transporting substances that are toxic, combustible, explosive, corrosive or otherwise hazardous to the environment. Furthermore, some of our assets have operations in or in close proximity to environmentally sensitive areas or densely populated communities. There is a risk of a leak, spillage, explosion or other environmental emission at one of these assets, which could cause regulatory infractions, damage to the environment, injury or loss of life. Such an incident if it occurred could result in fines or penalties imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders. In addition, some of our assets may be subject to regulations or rulings made by environmental agencies that conflict with existing obligations we have under concession or other permitting agreements. Resolution of such conflicts may lead to uncertainty and increased risk of delays or cost over-runs on projects. All of these have the potential to significantly impact the value or financial performance of Brookfield Infrastructure.
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
Brookfield Infrastructure 17

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
In many instances, our ownership and operation of infrastructure assets involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control than typically imposed on other businesses. For example, several of our utilities, transport and midstream operations are subject to government safety and reliability regulations that are specific to their industries. The risk that a governmental agency will repeal, amend, enact or promulgate a new law or regulation or that a governmental authority will issue a new interpretation of the law or regulations, could affect our operating entities substantially.
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
18 Brookfield Infrastructure

The lands used for our infrastructure assets may be subject to adverse claims or governmental or First Nations rights.
Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our utilities, transport or midstream operations and impact on their business, financial condition and results of operations.
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
Brookfield Infrastructure 19

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
20 Brookfield Infrastructure

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
Our business places significant reliance on information and other technology. This technology includes our computer systems used for information, processing, administrative and commercial operations and the operating plant and equipment used by our assets, including that on our toll roads, in our electricity transmission systems, regulated terminal operations, ports, rail networks, and by our electricity and gas distribution companies. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. Our business relies on this technology functioning as intended.
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
Brookfield Infrastructure 21

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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated transmission operation during 2020. As this accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our Australian rail operation is party to several commercial track access agreements to provide access to our rail network for the haulage of commodities. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
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
Brookfield Infrastructure 23

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
Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our partnership to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:
•there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;
•it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
•the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying assets may not be consistent with our acquisition strategy and, therefore, may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and
•in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield-sponsored vehicle, partnership or consortium.
24 Brookfield Infrastructure

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D “Key Information - Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
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
Brookfield Infrastructure 25

The role and ownership of Brookfield may change and the control of our General Partner may be transferred to a third party without unitholder or preferred unitholder consent.
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our partnership, in the Holding LP or in BIPC, and Brookfield may sell the units or Redeemable Partnership Units that it holds in our partnership or the Holding LP, respectively, or its BIPC exchangeable shares. Our General Partner may also transfer its general partnership interest in our partnership to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders or preferred unitholders. In addition, Brookfield may sell or transfer all or part of its interests in the Service Provider or in our General Partner, in each case, without the approval of our unitholders, which could result in changes to the management of our partnership and its current growth strategy. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, we cannot predict with any certainty the effect that changes in the ownership of Brookfield would have on the trading price of our units, our preferred units or the BIPC exchangeable shares or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our group. As a result, our business, financial condition and results of operations may suffer.
Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
Brookfield beneficially owns, directly or indirectly, approximately 130,877,830 of our units, assuming exchange of 121,952,992 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism and exchange of 8,675,193 BIPC exchangeable shares beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns approximately 0.4% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
26 Brookfield Infrastructure

Brookfield may also purchase additional units of our partnership or BIPC exchangeable shares in the open market or pursuant to private placements. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 6,128,000 Redeemable Partnership Units in connection with our July 2019 offering. See Item 5.B “Liquidity and Capital Resources—Partnership Capital.”
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
Brookfield Infrastructure 27

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and our preferred unitholders, on one hand, and Brookfield and BIPC, on the other hand, For example, while the BIPC board generally mirrors the board of the General Partner, BIPC’s board of directors includes an additional non-overlapping board member to assist BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with our partnership. Mr. John Fees currently serves as the non-overlapping member of BIPC’s board of directors. In certain instances, the interests of Brookfield or BIPC may differ from the interests of our partnership, our preferred unitholders and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our partnership, our unitholders and our preferred unitholders.
28 Brookfield Infrastructure

In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchange LP Units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.
Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, it has an effective economic interest in our partnership of approximately 28.5%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares) and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

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
30 Brookfield Infrastructure

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
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our partnership and/or Brookfield Accounts that we are invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our partnership and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our partnership and/or Brookfield Accounts that we are invested in.
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
Brookfield Infrastructure 31

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
32 Brookfield Infrastructure

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
Brookfield Infrastructure 33

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
34 Brookfield Infrastructure

Our partnership is a holding entity and currently we rely on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.
Our partnership is a holding entity and its sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities and indirectly owns the class B shares and the class C shares, through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and preferred units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP’s credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.
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
While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last ten years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Immediately following completion of the special distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure-Overview”. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Brookfield Infrastructure 35

Future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of our units, preferred units, BIPC exchangeable shares or other securities exchangeable into our units, or the exchange of Exchange LP Units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in July 2019, we issued 13,529,750 units in a public offering in the United States and Canada, together with an additional 6,128,000 Redeemable Partnership Units to Brookfield in a concurrent private placement. In July 2020, Brookfield completed a secondary offering of approximately 5 million BIPC exchangeable shares. There are approximately 44,960,449 BIPC exchangeable shares currently outstanding, each of which may be exchanged for our units in accordance with their terms. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.
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
36 Brookfield Infrastructure

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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 28.5%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP units and BIPC exchangeable shares), as a result of ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
Brookfield Infrastructure 37

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units and preferred units.
As a public partnership, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units and preferred units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
38 Brookfield Infrastructure

The market price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares) may be volatile.
The market price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units and securities exchangeable into units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; market prices of other securities; our strategic actions and changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; changes in stock market analyst recommendations or earnings estimates regarding our units or the securities of other issuers that are comparable to our partnership or are in the industries that our operating entities serve; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of our units, preferred units or securities exchangeable for our units (including BIPC exchangeable shares); loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares).
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
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. As of February 12, 2021, there were approximately 45 million BIPC exchangeable shares outstanding, each of which may be exchanged for our units in accordance with their terms.
Brookfield Infrastructure 39

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
40 Brookfield Infrastructure

We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.
The amount of cash we can distribute to our unitholders depends upon the amount of cash we receive from the Holding LP and, indirectly, the Holding Entities and the operating entities. The amount of cash the Holding LP, the Holding Entities and the operating entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our unitholders. Furthermore, unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of the Holding LP, the Holding Entities and the operating entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our units during periods when we record net losses. Following completion of the special distribution, as a result of the issuance by BIPC of exchangeable shares to holders of units, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure-Overview”.
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
Brookfield Infrastructure 41

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
42 Brookfield Infrastructure

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
Brookfield Infrastructure 43

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
44 Brookfield Infrastructure

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
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders”.
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
Brookfield Infrastructure 45

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
46 Brookfield Infrastructure

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
Brookfield Infrastructure 47

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
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our partnership or to the Holding LP. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.
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
48 Brookfield Infrastructure

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
Brookfield Infrastructure 49

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
Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner, unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, our units will be “treaty-protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
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
Brookfield Infrastructure 51

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
52 Brookfield Infrastructure

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
Brookfield Infrastructure 53

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
General Risks
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
54 Brookfield Infrastructure

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
Risks Associated with the COVID-19 Pandemic

The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. Although our group has implemented response plans and mitigation measures designed to maintain its operations despite the outbreak of the virus, our group may experience in the future direct or indirect impacts from the pandemic. Such impacts have and may include delays in development or construction activities in our group’s business and reduced volumes within our transport segment. There is also some risk that our group’s contract counterparties could fail to meet their obligations to us.

Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Brookfield Infrastructure 55

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
56 Brookfield Infrastructure

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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our utility, transport and midstream operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and midstream operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us. For example, the withdrawal of the United Kingdom from the European Union in January 2020 may contribute to further global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union, which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe and have a material adverse effect on our business, financial condition and results of operations.
The Financial Conduct Authority in the United Kingdom has announced that it will cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds, and other floating-rate instruments. In addition, on November 12, 2020, Refinitiv Benchmark Services (UK) Limited, the administrator of the Canadian Dollar Offered Rate (“CDOR”), announced that the 6 and 12 month tenors of CDOR will cease to be published effective May 17, 2021. This change to the administration of LIBOR and CDOR, and any other reforms to benchmark interest rates, could create risks and challenges for us, the entities that we manage, and our portfolio companies. For example, the gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions including potential contract repricing. In addition, the discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. This may result in market uncertainty until new benchmark rates are established and potentially increased costs under such agreements.
Brookfield Infrastructure 57

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
58 Brookfield Infrastructure

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
Due to the essential nature of some of the services provided by our assets and the fact that some of these services are provided on a monopoly or near monopoly basis, many of our operations are subject to forms of economic regulation. This regulation can involve different forms of price control and can involve ongoing commitments to economic regulators and other governmental agencies. The terms upon which access to our facilities is provided, including price, can be determined or amended by a regulator periodically. Future terms to apply, including access charges that our operations are entitled to charge, cannot be determined with any certainty, as we do not have discretion as to the amount that can be charged. New legislation, regulatory determinations or changes in regulatory approaches may result in regulation of previously unregulated businesses or material changes to the revenue or profitability of our operations. In addition, a decision by a government or regulator to regulate non-regulated assets may significantly and negatively change the economics of these businesses and the value or financial performance of Brookfield Infrastructure. For example, a 2010 regulatory action taken by the Federal Energy Regulatory Commission (“FERC”) saw a significant reduction in annual cash flow expectations of our North American gas transmission operations. A similar periodic regulatory reset resulting in a decline in annual cash flows occurred at our Australian export terminal in 2016.
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

Brookfield Infrastructure 59

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.
Our financing strategy involves both the issuance of partnership level equity, the issuance of corporate debt and the issuance of BIPC exchangeable shares. For example, in April 2020 and September 2020, we raised C$400 million and C$500 million, respectively, of gross proceeds through the issuance of medium term notes in Canada. In July 2019, we issued 13,529,750 Limited Partnership Units at $42.50 per unit, together with 6,128,000 additional Redeemable Partnership Units to Brookfield in a concurrent private placement, with gross proceeds totaling approximately $825 million. In September 2020, we issued 8,000,000 Class A Preferred Limited Partnership Units at $25.00 per unit, with gross proceeds from this offering totaling approximately $200 million. In January 2021, we issued 8,000,000 Class A Preferred Limited Partnership Units at $25.00 per unit, with gross proceeds from this offering totaling $200 million.
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
In addition to the above, our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk, and perceived environmental and social governance risk, at such time, and investor appetite for investments in infrastructure assets in general and in our securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially adversely affected.
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
60 Brookfield Infrastructure

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
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares.
Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long-term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
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
Brookfield Infrastructure 61

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
On March 31, 2020, our partnership completed the previously announced creation of BIPC, with a special distribution of BIPC exchangeable shares. Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution in 2020 was $1.94 per unit, or $0.4850 per unit quarterly, as adjusted to reflect the special distribution.
On February 2, 2021, the board of directors of our General Partner approved a 5% increase in our quarterly distribution to $0.51 per unit (or $2.04 per unit annualized) with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 10% over the last 10 years. We target a 5% to 9% annual distribution growth in light of the growth that we foresee in our operations.
Please refer to Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure—We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.”.
The U.S. Securities and Exchange Commission (the “SEC”) maintains an Internet site that contains reports, proxy and information statements, and other information relating to Brookfield Infrastructure. The site is located at http://www.sec.gov. Similar information can also be found at https://bip.brookfield.com. The information on our website is not part of this annual report on Form 20-F.
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

62 Brookfield Infrastructure

The following table outlines the formative events in the history and development of our business. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

Date	Segment	Event

May 2007	Corporate:	Prior to the spin-off, Brookfield acquired the following: (i) a 100% interest in our North American electricity transmission operations in 1982; (ii) a 50% interest in our Canadian freehold timberlands in May 2005; (iii) a 28% interest in our Chilean electricity transmission operation in June 2006; (iv) 7%-18% interests in TBE, a group of five related transmission investments in Brazil in 2006; and (v) a 100% interest in our U.S. freehold timberlands in April 2007.
May 2007	Utilities:	Our Chilean electricity transmission operation was acquired by Brookfield on June 30, 2006 by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our funding of this purchase price adjustment, our ownership in our Chilean electricity transmission operation increased to approximately 18% from approximately 11% at the time of the spin-off.
May 2007	Utilities & Timber:	In conjunction with the spin-off, Brookfield contributed to us the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our Chilean electricity transmission operation; (iv) 7%-18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.
January 2008	Corporate:	On January 31, 2008, our partnership was spun off from Brookfield and our units began trading on the NYSE under the symbol “BIP”.
November 2008	Timber:	On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.
January 2009	Utilities:	In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC (“WETT”), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which we own an interest. Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.
June 2009	Utilities:	On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value.
September 2009	Corporate:	On September 10, 2009, our partnership’s units commenced trading on the TSX under the symbol “BIP.UN”.
Brookfield Infrastructure 63

Date	Segment	Event

November 2009	Corporate:	On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime (collectively, the “BBI Transaction”). In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a U.K. port operation, which is one of the largest in the U.K. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australian regulated distribution operations, U.K. regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.
November 2009	Corporate:	Our participation in the BBI Transaction was financed in part by a public offering of 40.7 million units at a price of C$15.55 per unit that closed in November 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters’ over-allotment option, were approximately C$601 million. We funded the balance of the $940 million investment in the BBI Transaction through the issuance of Redeemable Partnership Units and general partner units of the Holding LP to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by our partnership.
September 2010	Corporate:	On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile. We hold all or a portion of our interests in our Australian export terminal, our U.K. port operations, our Texas electricity transmission project, our high-voltage direct current (“HVDC”) submarine transmission line, our South American toll road operations, our Colombian distribution utility, our gas storage operations and our district heating and cooling operations through this fund.
December 2010	Corporate:	On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime from 40% to 100% through a Merger Transaction whereby Prime security holders received 0.24 of our units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the merger, approximately 50.7 million units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.
October 2011	Corporate:	On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail operation, including the pay down of our corporate credit facility, which had been primarily drawn to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.
64 Brookfield Infrastructure

Date	Segment	Event

December 2011	Transport:	On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometer toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively.
January 2012	Utilities:	On January 27, 2012, we purchased an ownership interest in a Colombian regulated distribution utility. This utility serves a predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometers north of Bogotá.
April 2012	Midstream:	On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta for $16 million.
August 2012	Corporate:	In August 2012, Brookfield Infrastructure issued approximately 11.1 million units at an offering price of $33.25 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 4.4 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled $497 million. The net proceeds were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.
October 2012	Utilities:	On October 1, 2012, Brookfield Infrastructure acquired Brookfield’s interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure’s ownership interest was 28%.
October 2012	Transport:	On October 1, 2012, we closed the acquisition of an additional interest in our Chilean toll road for $170 million, increasing our ownership to 51%.
October 2012	Corporate:	On October 10, 2012, Brookfield Infrastructure issued C$400 million of five-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into U.S. dollars at an effective interest rate of 2.7%. Proceeds were used primarily to refinance holding company debt.
October 2012	Utilities:	On October 31, 2012, we invested approximately $75 million in a district energy system that serves commercial customers in downtown Toronto, which we acquired in partnership with institutional investors.
November 2012	Utilities:	On November 13, 2012, we completed the merger of our existing U.K. regulated distribution business with a U.K. regulated distribution business that we acquired in the third quarter of 2012. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million.
December 2012	Transport:	On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. As required by law, Brookfield Infrastructure and its partners made a tender offer to acquire the interests of the minority holders of the Brazilian toll roads, which resulted in Brookfield Infrastructure acquiring an additional interest in the Brazilian toll road business in September 2013.
Brookfield Infrastructure 65

Date	Segment	Event

December 2012	Corporate:	In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million from $700 million. Following a second close in January 2013, commitments increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities.
December 2012	Timber:	On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.
May 2013	Corporate:	In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.
June 2013	Timber:	On June 7, 2013, Brookfield Infrastructure completed the sale of its remaining 25% interest in its Canadian timberlands for proceeds of approximately $170 million.
July 2013	Timber:	On July 23, 2013, Brookfield Infrastructure completed the sale of its interest in its U.S. Pacific Northwest timberlands for approximately $790 million. The buyer agreed to assume Brookfield Infrastructure’s proportionate debt of approximately $320 million resulting in net proceeds from the transaction of approximately $470 million.
August 2013	Corporate:	In August 2013, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.4 billion. The incremental $545 million of commitments have substantially the same terms as the previous facilities.
September 2013	Transport:	On September 6, 2013, Brookfield Infrastructure invested approximately $490 million in its Brazilian toll road platform, increasing its ownership to approximately 31%.
October 2013	Corporate:	On October 30, 2013, Brookfield closed a $7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile. We hold all or a portion of our interests in our Brazilian rail and port logistics business, North American west coast container terminal, European telecommunications infrastructure operation, U.S. district energy operation and our North American gas storage operations through this fund.
November 2013	Utilities:	On November 29, 2013, Brookfield Infrastructure announced that it completed the sale of its 42% interest in its Asia Pacific regulated distribution business for approximately $415 million.
December 2013	Utilities:	On December 2, 2013, Brookfield Infrastructure invested approximately $40 million in a district energy system that serves commercial customers in New Orleans and Houston, which we acquired in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business.
66 Brookfield Infrastructure

Date	Segment	Event

March 2014	Transport:	On March 26, 2014, Brookfield Infrastructure acquired alongside institutional investors an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure invested 40% for a total investment of approximately $125 million.
March 2014	Corporate:	On March 28, 2014, Brookfield Infrastructure effected a restructuring pursuant to which the Holding LP’s limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify the Holding LP’s governance structure and to more clearly delineate our partnership’s governance rights in respect of the Holding LP. As a result, the voting agreement between Brookfield Infrastructure and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP’s former general partner as directed by Brookfield Infrastructure, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the General Partner and the former general partner of the Holding LP. The economic interests of Brookfield Infrastructure were not affected by these changes.
August 2014	Utilities:	On August 7, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire two district energy businesses serving Chicago and Las Vegas, and on November 21, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire a district energy business serving Seattle. Brookfield Infrastructure invested approximately $50 million in aggregate for the three businesses and it owns an approximate 40% interest in each business.
August 2014	Transport:	On August 19, 2014, Brookfield Infrastructure invested approximately $370 million, alongside institutional investors to acquire an approximately 11% interest in VLI, one of Brazil’s largest rail and port logistics businesses.
August 2014	Corporate:	In August 2014, Brookfield Infrastructure closed an extension of its corporate credit facilities to June 30, 2019 and decreased the annual interest rate spread applicable on LIBOR and the unused commitment fee to 120 basis points and 18 basis points, respectively.
December 2014	Midstream:	On December 3, 2014, Brookfield Infrastructure acquired alongside institutional investors a 50% interest in Tres Palacios Gas Storage in Texas for approximately $100 million, of which Brookfield Infrastructure invested approximately $40 million.
December 2014	Midstream:	On December 31, 2014, Brookfield Infrastructure acquired alongside institutional investors a 100% stake in Lodi Gas Storage in California for approximately $105 million, of which Brookfield Infrastructure invested approximately $40 million.
March 2015	Corporate:	On March 11, 2015, Brookfield Infrastructure issued C$450 million of seven-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into $360 million on a matched maturity basis at an effective rate of 3.9%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities.
Brookfield Infrastructure 67

Date	Segment	Event

March 2015	Corporate:	On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units and to make certain consequential changes resulting from such authorization and creation. On March 12, 2015, the limited partnership agreement of the Holding LP was also amended to permit the authorization and issuance of Holding LP Class A Preferred Units, Holding LP Series 1 Preferred Units and Holding LP Series 2 Preferred Units, with terms substantially mirroring the Class A Preferred Units, Series 1 Preferred Units and Series 2 Preferred Units, respectively.
March 2015	Corporate:	On March 12, 2015, our partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per Series 1 Preferred Unit in a public offering in Canada. Our Partnership acquired 5 million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020; thereafter the annual fixed distribution rate for each 5-year fixed rate period will be the sum of the Government of Canada bond yield plus 3.56%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities. Net proceeds from this offering totaled approximately $95 million.
March 2015	Data:	On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in TDF, a European telecommunications infrastructure operation, for approximately $415 million.
April 2015	Corporate:	In April 2015, Brookfield Infrastructure issued approximately 13.4 million units at an offering price of $45.00 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 8.1 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest in our partnership. Net proceeds from this equity offering totaled approximately $926 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.
June 2015	Corporate:	On June 12, 2015, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2020.
June 2015	Midstream:	In June 2015, Brookfield Infrastructure, along with institutional partners, signed definitive agreements to acquire all of the outstanding common units of Rockpoint Gas Storage Partners LLC (“Rockpoint”). The total equity investment for all parties was $175 million of which Brookfield Infrastructure agreed to invest approximately $70 million for an effective 40% ownership stake.
August 2015	Utilities:	On August 21, 2015, Brookfield Infrastructure completed the sale of its 23% interest in its New England electricity transmission operation for gross proceeds of approximately $65 million and net proceeds of approximately $28 million.
68 Brookfield Infrastructure

Date	Segment	Event

October 2015	Corporate:	On October 30, 2015, Brookfield Infrastructure issued two tranches of corporate bonds in the Canadian market: C$125 million of three-year bonds with a 3.0% interest rate and C$375 million of five-year bonds with an interest rate of 3.5%. The three-year and five-year bonds were swapped into a combined $378 million bond on a matched maturity basis at an effective rate of 3.8%. The proceeds were used for investment opportunities, working capital and other general corporate purposes.
November 2015	Transport:	On November 5, 2015, an Australian subsidiary of our partnership (the “Acquirer”) acquired 188 million shares in Asciano Limited representing a 14.9% interest. Concurrently, the Acquirer entered into arrangements to acquire an indirect economic interest of an additional 4.3%, for a total direct and indirect interest of 19.3%. Total consideration paid for the interest in Asciano Limited was approximately $1.2 billion, with Brookfield Infrastructure’s share of that investment being approximately $900 million.
December 2015	Corporate:	On December 8, 2015 our partnership issued 5 million Series 3 Preferred Units at an offering price of C$25.00 per Series 3 Preferred Unit in a public offering in Canada. Our Partnership acquired 5 million Holding LP Series 3 Preferred Units at the offering price. Holders of the Series 3 Preferred Units and Holding LP Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020; thereafter the annual fixed distribution rate for each 5-year period will equal the greater of (i) the sum of the Government of Canada bond yield plus 4.53% and (ii) 5.50%. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $90 million.
December 2015	Midstream:	On December 10, 2015, Kinder Morgan, Inc and Brookfield Infrastructure jointly acquired, from Myria Holdings, Inc., the 53% equity interest in Natural Gas Pipeline Company of America LLC not already owned by them for a total purchase price of approximately $242 million. Brookfield Infrastructure paid approximately $106 million and increased its ownership from 26.5% to 50%.
December 2015	Corporate:	On December 11, 2015, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.875 billion. The incremental $450 million of commitments have substantially the same terms as the previous facilities.
January 2016	Utilities:	On January 29, 2016, Brookfield Infrastructure signed binding agreements to sell its 100% interest in its Ontario electricity transmission operation for gross proceeds of approximately C$370 million, resulting in net proceeds of approximately C$220 million.
February 2016	Transport:	On February 18, 2016, the takeover bid for Asciano Limited made by our partnership, together with institutional partners, lapsed, following the withdrawal of its recommendation by the board of directors of Asciano Limited. This change of recommendation triggered an A$88 million payment to the Brookfield consortium.
March 2016	Transport:	On March 1, 2016, Brookfield Infrastructure expanded its toll road business through the acquisition of a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund.
Brookfield Infrastructure 69

Date	Segment	Event

March 2016	Corporate:	On March 29, 2016, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.975 billion. The incremental $100 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.
April 2016	Midstream:	On April 7, 2016, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
May 2016	Transport:	In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of its Brazilian toll road operation. The privatization resulted in our partnership’s ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. Subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements.
May 2016	Midstream:	On May 26, 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European midstream distribution operation to a third party for gross proceeds of approximately $135 million and net proceeds of approximately $127 million.
June 2016	Corporate:	On June 17, 2016, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2021.
June 2016	Transport:	On June 28, 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C, through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash and an amount payable of $9 million.
June 2016	Utilities:	In June 2016, Brookfield Infrastructure and its partners agreed to construct approximately 2,800 kilometers of greenfield transmission lines in Brazil and establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework.
July 2016	Corporate:	On July 8, 2016, Brookfield closed a $14 billion infrastructure fund. Brookfield manages the fund and has committed $4 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.
July 2016	Midstream:	On July 19, 2016, Brookfield Infrastructure acquired a 40% interest in Rockpoint for consideration of $227 million through a Brookfield‑sponsored infrastructure fund. This consideration was comprised of $141 million of Rockpoint senior notes currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $19 million of a working capital credit facility provided to Rockpoint by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million.
August 2016	Corporate:	On August 2, 2016, our partnership issued 10 million Series 5 Preferred Units at an offering price of C$25.00 per Series 5 Preferred Unit in a public offering in Canada. Our partnership acquired 10 million Holding LP Series 5 Preferred Units at the offering price. Holders of the Series 5 Preferred Units and Holding LP Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $186 million.
70 Brookfield Infrastructure

Date	Segment	Event

August 2016	Transport:	On August 18, 2016, Brookfield Infrastructure acquired a 27% interest in Linx Cargo Care and a 13% interest in Patrick Terminals and Logistics from Asciano Limited, through a Brookfield‑sponsored infrastructure fund, along with institutional partners, for total consideration of $145 million and $202 million, respectively, resulting in the expansion of Brookfield Infrastructure’s ports business to Australia.
September 2016	Corporate:	On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of an additional approximately 115 million units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.
September 2016	Utilities:	On September 23, 2016, Brookfield Infrastructure, together with institutional clients of Brookfield Asset Management announced that they had reached an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. (“NTS”) a system of natural gas transmission assets in the southeast of Brazil owned by Petrobras, for approximately $5.3 billion.
October 2016	Utilities:	In October 2016, Brookfield Infrastructure and its partners agreed to construct an additional 1,400 kilometers of greenfield transmission lines in Brazil, bringing the total development to 4,200 kilometers. Brookfield Infrastructure will deploy approximately $300 million during the construction period. Construction of these projects is underway and they are expected to be commissioned over the subsequent five years.
October 2016	Utilities:	On October 31, 2016, we completed the sale of our 100% interest in the Ontario electricity transmission operation to a third party for gross proceeds of approximately C$370 million and net proceeds of approximately C$220 million.
December 2016	Corporate:	On December 2, 2016, we issued 15,625,000 units at an offering price of $32.00 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 8,139,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $750 million ($730 million net of issuance costs). Our partnership used the net proceeds to partially fund its investment in the NTS acquisition and to deploy our backlog of organic growth projects.
December 2016	Transport:	On December 12, 2016, Brookfield Infrastructure invested a further approximately $124 million in its Brazilian toll road business, increasing its ownership to approximately 49%.
January 2017	Corporate:	On January 26, 2017, our partnership issued 12 million Series 7 Preferred Units at an offering price of C$25.00 per Series 7 Preferred Unit in a public offering in Canada. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Net proceeds from this offering totaled approximately $220 million.
February 2017	Corporate:	On February 22, 2017, our partnership completed a C$300 million corporate bond issuance through a public offering in Canada. Proceeds were used to partially refinance indebtedness that matured in October 2017.
Brookfield Infrastructure 71

Date	Segment	Event

April 2017	Utilities:	On April 4, 2017, Brookfield Infrastructure acquired an effective 28% interest in NTS, a system of natural gas transmission assets in the southeast of Brazil, for $1.6 billion. $1.3 billion was due on closing and the balance payable on the fifth anniversary of closing.
April 2017	Corporate:	On April 17, 2017, our partnership completed a C$400 million corporate bond issuance through a public offering in Canada. Proceeds were used for investment opportunities, working capital and other general corporate purposes and to partially refinance indebtedness that matured in October 2017.
May 2017	Midstream:	On May 31, 2017, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $200 million into the business to pay down operating level debt.
September 2017	Corporate:	On September 15, 2017, our partnership issued 16,628,000 units at an offering price of $42.10 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 7,423,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $1 billion ($972 million net of issuance costs). Net proceeds were used primarily to fund future investment opportunities and to deploy our backlog of organic growth projects.
October 2017	Transport:	On October 9, 2017, our partnership, alongside an institutional partner, injected approximately $240 million in our Brazilian toll road operation, increasing our ownership interest to 44.5%.
October 2017	Corporate:	On October 10, 2017, our partnership repaid C$400 million of medium-term notes issued in 2012.
November 2017	Corporate:	On November 17, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, reached agreements to acquire at least 15% of Gas Natural SDG, S.A.’s equity interest in its Colombian natural gas distribution and commercialization business Gas Natural, S.A. ESP and certain affiliates (“Gas Natural”). Brookfield Infrastructure has agreed to pay approximately
$100 million for this interest.
December 2017	Corporate:	On December 22, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an effective 3% interest in Gas Natural, for approximately $30 million.
December 2017	Utilities:	Brookfield Infrastructure signed definitive agreements to sell its 27.8% interest in its Chilean electricity transmission operation for $1.3 billion.
January 2018	Corporate:	On January 23, 2018, our partnership issued eight million Series 9 Preferred Units at an offering price of C$25.00 per unit in a public offering in Canada. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Net proceeds from this offering totaled approximately C$194 million.
March 2018	Utilities:	On March 15, 2018, Brookfield Infrastructure completed the sale of its 27.8% interest in a Chilean electricity transmission operation to a third party for gross proceeds of approximately $1.3 billion and net proceeds of approximately $1.1 billion.
May 2018	Utilities:	On May 15, 2018, Brookfield Infrastructure’s Brazilian regulated gas transmission business completed the issuance of approximately $1.5 billion five-year senior notes in the local market at a rate of approximately 7.1% at the time of issuance. The proceeds of approximately $440 million were distributed to our partnership.
72 Brookfield Infrastructure

Date	Segment	Event

June 2018	Utilities:	On June 1, 2018, Brookfield Infrastructure acquired an effective 16% interest in Gas Natural, a Colombian natural gas distribution business for $150 million.
September 2018	Transport:	On September 7, 2018, Brookfield Infrastructure expanded its toll road operations through the acquisition of an effective 29% interest in Simhapuri Expressway Ltd, a toll road business in India, for total consideration of $53 million. Subsequently, on November 5, 2018, Brookfield Infrastructure acquired an effective 26% interest in Rayalseema Expressway Private Limited, a second toll road business in India, for total consideration of $5 million.
September 2018	Corporate:	On September 10, 2018, our partnership completed a C$500 million corporate bond issuance through a public offering in Canada. Proceeds were used to fund an active pipeline of new investment opportunities and a growing backlog of committed organic growth capital expenditure projects.
September 2018	Corporate:	On September 12, 2018, our partnership issued 10 million Series 11 Preferred Units at an offering price of C$25.00 per Series 11 Preferred Unit in a public offering in Canada. Holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Net proceeds from this offering totaled approximately C$244 million or $185 million.
October 2018	Midstream:	On October 1, 2018, Brookfield Infrastructure acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for $281 million. Under Brookfield Infrastructure’s ownership, the business was renamed NorthRiver Midstream Inc.
October 2018	Utilities:	On October 16, 2018, Brookfield Infrastructure acquired an effective 30% interest in Enercare Inc, a North American residential energy infrastructure business, for $427 million. As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 Exchange LP Units to be issued by Exchange LP for each share of Enercare. $232 million of Exchange LP Units, or 5.7 million Exchange LP Units were issued by Exchange LP. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.
October 2018	Corporate:	On October 30, 2018, our partnership repaid C$125 million of medium-term notes issued in 2015.
December 2018	Data:	On December 31, 2018, Brookfield Infrastructure acquired an effective 29% interest in AT&T’s large-scale, multi-tenant data center portfolio for approximately $165 million.
January 2019	Data:	On January 4, 2019, Brookfield Infrastructure acquired an effective 29% interest in DCI Data Centers, an Australian data storage business, for approximately $50 million.
February 2019	Corporate:	On February 5, 2019, a wholly-owned subsidiary of our partnership issued four million Senior Preferred Shares, Series 1 (“Series 1 Shares”), at an offering price of C$25.00 per share in a public offering in Canada. Holders of the Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Net proceeds from this offering totaled approximately C$97 million or $73 million.
Brookfield Infrastructure 73

Date	Segment	Event

February 2019	Transport:	On February 7, 2019, Brookfield Infrastructure completed the sale of one third of its interest (approximately 17%) in its Chilean toll roads business for total consideration of approximately $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million.
March 2019	Utilities:	On March 22, 2019, Brookfield Infrastructure acquired an effective 24% interest in an Indian cross-country gas pipeline for total consideration of approximately $225 million.
March 2019	Data:	On March 29, 2019, Brookfield Infrastructure acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.
April 2019	Utilities:	On April 12, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Esperanza Transmissora de Energia S.A. (“Esperanza”) for approximately $10 million. Esperanza owns and operates approximately 500 kilometers of electricity transmission lines in Brazil.
June 2019	Transport:	On June 25, 2019, Brookfield Infrastructure closed the sale of its 40% interest in its European port business for net proceeds of approximately $135 million.
July 2019	Corporate:	On July 17, 2019, our partnership issued 13,529,750 units at an offering price of $42.50 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 6,128,000 Redeemable Partnership Units at the offering price, net of commissions. Gross proceeds from this equity offering totaled approximately $825 million ($801 million net of issuance costs). Net proceeds were used primarily to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.
July 2019	Data:	On July 31, 2019, Brookfield Infrastructure acquired an approximate 12% interest in a New Zealand integrated data provider for approximately $175 million.
August 2019	Utilities:	On August 8, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Odoya Transmissora de Energia S.A (“Odoya”) for approximately
$10 million. Odoya owns and operates approximately 300 kilometers of electricity transmission lines in Brazil.
October 2019	Corporate:	On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4%. On November 6, 2019, a portion of the net proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
October 2019	Utilities:	On October 7, 2019 and October 21, 2019, Brookfield Infrastructure acquired a 13% interest in Ramones II Norte and an 11% interest in Ramones II Sur, respectively (collectively, a regulated natural gas transmission business in Mexico) for approximately $140 million.
November 2019	Utilities:	In November 2019, Brookfield Infrastructure completed the sale of its wholly-owned district energy business in Australia for total consideration of approximately $275 million.
74 Brookfield Infrastructure

Date	Segment	Event

December 2019	Data:	On December 19, 2019, Brookfield Infrastructure acquired an effective 25% interest in Wireless Infrastructure Group Limited, a U.K. telecom towers operation, for total consideration of approximately $140 million.
December 2019	Transport:	On December 30, 2019, Brookfield Infrastructure acquired an effective 9% interest of Genesee & Wyoming Inc.(“G&W”), a rail business based primarily in the United States, in a take-private transaction, for approximately $500 million. Subsequent to year end, on February 15, 2020, Brookfield Infrastructure completed the sale of the Australian operations of G&W for no gain or loss.
December 2019	Midstream:	On December 31, 2019, Brookfield Infrastructure acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for approximately $245 million.
January 2020	Utilities:	On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.
February 2020	Transport:	On February 6, 2020, Brookfield Infrastructure sold a further 17% interest in its Chilean toll road business for total consideration of approximately $170 million.
February 2020	Corporate:
On February 6, 2020, Brookfield completed the final close of a $20 billion infrastructure fund. Brookfield manages the fund and has committed $5 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.

March 2020	Corporate:	On March 31, 2020, Brookfield Infrastructure completed a special distribution whereby unitholders as of March 20, 2020 received one BIPC exchangeable share for every nine units held.
April 2020	Corporate:	On April 7, 2020, Brookfield Infrastructure Finance ULC issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon rate of
4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining
C$200 million of medium-term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%.
April 2020	Corporate:	On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility matures on April 14, 2022. Loans under this facility accrue interest at LIBOR plus 2.1% during the period prior to April 14, 2021, and 2.2% thereafter. These corporate credit facilities are available to provide short-term liquidity for new investment opportunities and for general working capital purposes.
July 2020	Utilities:	On July 14, 2020, Brookfield Infrastructure sold its 11% interest in its Texas electricity transmission operation for total after-tax consideration of approximately $60 million.
July 2020	Utilities:	On July 15, 2020, Brookfield Infrastructure acquired an additional 6% interest in our Colombian natural gas transmission operation for total consideration of approximately $25 million. As a result of the transaction, Brookfield Infrastructure increased its ownership to 21%.
August 2020	Data:	On August 31, 2020, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecom tower operation for total consideration of approximately $585 million.
Brookfield Infrastructure 75

Date	Segment	Event

September 2020	Corporate:	On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. On October 6, 2020, a portion of the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
September 2020	Corporate:	On September 21, 2020, our partnership issued 8 million Inaugural Green Series 13 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% per annum. Net proceeds from this offering totaled approximately $195 million and are in alignment with green bond principles as administered by the International Capital Markets Association (ICMA).
September 2020	Transport:	On September 24, 2020, Brookfield Infrastructure, through a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, acquired a 6% interest in an U.S. liquefied natural gas (“LNG”) export terminal, Cheniere Energy Partners, for approximately $425 million, inclusive of contingent consideration.
December 2020	Transport
On December 7, 2020, Brookfield Infrastructure sold 22% of its interest in its Australian export terminal for total after-tax consideration of approximately $55 million. Our 49% retained interest was remeasured using the initial public offering price of approximately $465 million.

January 2021	Corporate:	On January 21, 2021, our partnership issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the International Capital Markets Association (ICMA).
February 2021	Utilities:	On February 2, 2021, Brookfield Infrastructure, alongside institutional partners, agreed to sell its North American district energy operations in two separate transactions for gross consideration attributable to the partnership of approximately $1.0 billion, subject to the satisfaction of customary closing conditions.
February 2021	Midstream:
On February 10, 2021, Brookfield Infrastructure, together with its institutional partners, announced its intention to pursue a privatization transaction in respect of Inter Pipeline Ltd. (“IPL”) for maximum cash consideration of approximately C$4.9 billion and a maximum aggregate number of approximately 19 million BIPC exchangeable shares. If completed, our partnership is expected to hold an approximate 40% interest in IPL.

February 2021	Corporate:	On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The proceeds of the commercial paper issuance will be used for general corporate purposes.
76 Brookfield Infrastructure

Date	Segment	Event

February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an effective 11% interest in a European residential distribution business for total consideration of approximately $20 million.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. JMM owns and operates approximately 760 kilometers of electricity transmission lines in Brazil.
March 2021	Midstream:	On March 8, 2021, Brookfield Infrastructure sold a 13% interest in our U.S. gas pipeline for net consideration of approximately $410 million.
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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission(2) • Commercial & Residential Distribution(2)	• North & South America, Asia Pacific • North & South America, Europe

Transport
Provide transportation for freight, commodities and passengers	• Rail • Toll Roads • Diversified Terminals(2)	• North & South America, Asia Pacific • South America & Asia Pacific • North America, Europe & Asia Pacific

Midstream(2)
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution • Data Storage	• Europe & Asia Pacific • North & South America, Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.
(2)During the fourth quarter of 2020, our partnership conducted a comprehensive review of our operating segments. To better align with how our Chief Operating Decision Maker (“CODM”) evaluates our operations, our district energy and Indian natural gas operations were reallocated to our regulated distribution and regulated transmission subsegments, respectively, within our utilities segment. Our Australian export terminal was reallocated to our ports subsegment, within our transport segment. Our regulated distribution subsegment was renamed commercial and residential distribution, our ports subsegment was renamed diversified terminals, our energy segment was renamed to midstream and our data infrastructure segment was renamed to data.

78 Brookfield Infrastructure

Overview
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity, district energy and natural gas connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Brookfield Infrastructure 79

Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 5,300 kilometers of transmission lines in Brazil, of which approximately 2,000 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North and South America, and India
Commercial and Residential Distribution
•Approximately 6.9 million connections, predominantly electricity and natural gas, and approximately 1.5 million installed smart meters
•Centralized heating and cooling systems including heating plants capable of delivering 3,792,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy and 327,000 tons of contracted cooling capacity
•Provides residential infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.9 million customers annually in Canada and the United States
•Approximately 330,000 long-term contracted sub-metering services within Canada
Regulated Transmission
Our regulated electricity transmission operation in South America is comprised of approximately 2,000 kilometers of greenfield operating electricity transmission lines, with an additional 3,300 kilometers expected to be commissioned over the next three years. Our system includes approximately 1,700 kilometers of 500 kV and 300 kilometers of 230 kV transmission lines. We have already invested $102 million into the greenfield transmission development and expect to invest a further $171 million as the asset base is built out. These are 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 9 years. These assets operate under authorizations that expire between 2039 and 2041.
Our regulated gas transmission business in Mexico operates nearly 740 kilometers of pipeline which connects low-cost supply basins in the United States to the key gas demand region of Mexico. The total capacity of 1.43 billion cubic feet (“Bcf”) is fully contracted under long-term take-or-pay agreements under an availability-based regulatory framework.
80 Brookfield Infrastructure

Our regulated gas transmission operation in India includes approximately 1,500 kilometers of natural gas transmission and pipeline systems across the country. The system includes 11 compressor stations with over 900 megawatts (“MWs”) of installed power and 2 remote pipeline operation centers. The business is contracted to generate stable cash flows through a capacity based “ship-or-pay” agreement with a high-quality counterparty.
Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In Brazil, our transmission lines in operation and under development are located in the northeast and center east including in the states of Bahia, Ceará, Rio Grande do Norte, Piauí, Paraiba, Minas Gerais, and Rio Grande do Sul. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to population centers in the South. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. In Mexico, our regulated gas transmission business transports low-cost supply from the United States to key demand regions in central Mexico.
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction under 30-year concession agreements which expire between 2044 and 2049. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 9 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted GTAs that have an average remaining life of 21 years.
In India, our gas transmission operations connect major domestic sources of supply in the eastern Indian state of Andhra Pradesh and LNG terminals on the west coast to key demand centers in the Northern and Western regions of India. As the only cross-country pipeline and with significant unused capacity, we believe we are well positioned to supply gas produced in eastern India, which is a region that accounts for around half of the country’s estimated remaining natural gas resources, to the western part of the country.
Regulatory Environment
All of our regulated transmission operations are located in regions with stable regulatory environments. In Brazil, electricity transmission is regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). Transmission lines are auctioned by ANEEL, which grants the right to construct, maintain and operate the transmission lines under a concession agreement. Concessions are awarded for a period of 30 years based on the lowest regulated revenue (“RAP”) bid by the market. RAP is adjusted for inflation annually and updated every five years, over the first 15 years of the concession, to reflect changes in third-party cost of capital.
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operate as authorizations that expire between 2039 and 2041, upon which the assets will revert back to the government.
Brookfield Infrastructure 81

Our North American regulated gas transmission business is located in Mexico and is regulated by Mexico’s Energy Regulatory Commission, which is responsible for approving long-term levelized take-or-pay tariffs, subject to reviews every five years. Levelized tariffs are calculated on the approved asset base, which is equal to the historic cost of the system’s assets, using an inflation adjusted regulatory WACC, including a fixed return on equity, and allowance for operating costs. The tariffs are typically adjusted for the operator’s actual capital structure and cost of debt during the initial tariff review following commissioning. Under this regulation, our operating revenues do not fluctuate due to variability in usage of our system. Our gas transmission operations in India are regulated by the Petroleum and Natural Gas Regulatory Board, which is also responsible for determining tariffs charged to users of the pipeline. Our revenues are protected through take or pay contracts with our customers and therefore are generally subject to no volume risks.
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
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon intensive energy solution for both home and industry. Our gas transmission operation in India is positioned to capture increasing gas demand in the country. Our business connects key demand centers in the Western portion of the country with access to the largest gas producing region of the country. We plan to utilize existing unused capacity in our pipeline to attract new customers and grow our business. Furthermore, given the new investments by the upstream sector on the east coast of India and growth in LNG imports, we expect the volume to be transported through the pipeline to be higher in the coming years, augmenting the stable cash flows generated by the business.
82 Brookfield Infrastructure

Commercial and Residential Distribution
Our distribution businesses provide heating and cooling solutions to both commercial and residential customers. Our commercial and residential distribution operations have approximately 6.9 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.6 million connections. In South America, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 60% of the total system rate base with the remaining 40% located across other cities and municipalities around the country.
Our North American district energy operations are located in twelve cities that are among the most populated markets in the United States and Canada. These operations consist of plants capable of delivering 3,792,000 pounds per hour of heating capacity in key areas such as downtown Toronto, the medical district of New Orleans, the central business district of Seattle, and Syracuse University and the surrounding area. In Charlottetown, Prince Edward Island, we produce heat through the incineration of municipal waste, providing both a service to our customers, as well as the municipality, which is constrained by landfill space. We also have 327,000 tons of contracted cooling capacity provided through an innovative deep lake cooling system in Toronto, thermal ice storage in Chicago, Houston and New Orleans, and from more conventional cooling technologies in markets such as Los Angeles, Las Vegas and Syracuse. In addition to heating and cooling, we generate electricity as a by-product to our heating business through combined heat and power plants in Toronto and London, Ontario.
Our residential infrastructure business operates an unregulated distribution business that owns and maintains a large installed base of essential HVAC assets leased under long-term contracts to both residential and commercial customers across Canada and the United States. The terms of the leases are generally tied to the useful life of the equipment, which can be expected to range between 10 years in high-use HVAC climates such as the Southern United States and over 15 years for water heaters in Canada. The business also provides other complementary services such as protection plans, plumbing, electrical and related maintenance services. With a 50-year operating history, over 1.2 million water heater and HVAC customers and 0.7 million service contracts, the business has a growing annuity asset base and we believe it is well established in each of its core markets.
Our sub-metering business provides meters and metering services under 10 to 20-year contracts for electricity, thermal, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in the provinces of Ontario and Alberta. The business has over 330,000 contracted sub-metering services, making it the largest non-utility sub-meter provider in Canada.
Brookfield Infrastructure 83

Strategic Position
Our commercial and residential operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our Colombian natural gas distribution business provides reliable power to approximately 3.3 million commercial and residential customers. Our U.K. and Colombian operations generate stable cash flow in the geographies in which we operate. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 23,800 kilometers.
Our district energy operations primarily provide thermal energy services at scale, which enables our businesses to achieve higher efficiencies and incorporate technologies that would not be feasible for an individual building. Our business is the largest district energy provider in North America and provides essential heating and cooling services to over 800 customers across various sectors including commercial towers, retail, governments, universities, hospitals and sporting arenas in major cities. We can offer solutions to our customers that lower life-cycle costs, improve resiliency and reliability, and assist them in achieving their sustainability goals. In almost all cases, our district energy businesses offer the optimal source of energy and water services to those customers who are connected to our network. In addition, we can realize synergies across this segment through the sharing of best practices for customer contracting and due diligence, and financing strategies.
Our residential infrastructure operation is one of the largest home energy solutions businesses in North America. Our strategy is to meaningfully grow the business by leveraging our scale and service capabilities, particularly to drive HVAC rental asset growth in the United States. Over time, we will leverage technological investments that will provide us with significant operational and market data, allowing us to service our customers on a more proactive basis and meet additional home infrastructure needs. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long-term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
Our sub-metering business is the largest non-utility sub-meter provider in Canada, providing significant economies of scale. Our business provides an integrated, critical component of an essential service and is directly tied to the underlying infrastructure of the building. Due to a proven ability to reduce energy consumption, sub-meters are required in all new multi-residential buildings in Ontario. Our business is positioned to deliver customer service and prices that provide a competitive advantage in the marketplace. We expect this to help the business expand its long-term contracted revenue stream.
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
84 Brookfield Infrastructure

Our South American natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. Our rates are determined during tariff reviews which commence every five years. Our annual regulated return is approximately 12% and is adjusted by an inflation factor between rate reviews. The Colombian Comisión de Regulación de Energía y Gas is in the process of issuing a rate reset which we believe will fairly remunerate our gas distribution operation.
Our district energy business in Toronto is governed by the Ontario Public Utilities Act of 1913 and Toronto District Heating Corporation Act, 1998. The business is not subject to rate regulation but rather receives the rights of a utility in Ontario, allowing it to access and expand its network of underground pipes in downtown Toronto. In other North American markets, our operations are enabled by long-term franchise agreements with the respective municipalities and are also not rate regulated.
Our sub-metering services operation is governed by sub-metering legislation in Ontario. The legislation sets out a high-level framework for individual suite sub-metering in prescribed apartment buildings and condominium complexes in Ontario, and provides the Ontario Energy Board with regulatory oversight.
The revenues within our residential infrastructure operation are not subject to regulation.

Growth Opportunities
We believe that our commercial and residential distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. regulated distribution operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the establishment of new product offerings such as water, fiber and district energy, which will increase our bundled service offering to new and existing customers. In addition, we continue to benefit from participation in the U.K. smart meter roll out program as we installed approximately 280,000 smart meters from U.K. energy retailers in 2020, bringing our total installed meters to approximately 1.5 million smart meters to date. We believe we have the opportunity to bring the total portfolio to 2.1 million meters based on our existing agreements. In South America, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.1 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. There are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, the unregulated market presents various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
At our various district energy businesses, we believe we have significant organic growth opportunities primarily through system expansions. As there are high barriers to entry in markets where we are established, we believe we are well positioned to add new developments in these markets, as well as attract buildings that are under renovation or have existing equipment nearing the end of its useful life. We also bring expertise from our other operations, as well as significant capital, to provide solutions to districts that are under development or seeking to convert to a district energy model. Finally, the district energy industry is highly fragmented, with assets often held by municipalities and institutions, or as non-core components of larger portfolios. We believe we can acquire these smaller systems, integrate them into our operating platform, and grow them organically.
Brookfield Infrastructure 85

Our residential infrastructure business is focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. One of our key priorities is to expand our annuity-based cash flow streams through new leases as well as extending existing leases when they mature. As part of this initiative, we continue to encourage take-up of our water heater and HVAC lease offerings in the United States. Today, the home services market in the United States is highly fragmented which provides significant opportunities for acquisitions in both complementary and adjacent lines of business.
Our sub-metering business has a significant backlog of contracted services that will be installed and generate revenue as new multi-residential buildings are constructed over the next five years. While that backlog is being constructed, the business is focused on expanding offerings geographically, and in the under-penetrated commercial sub-metering market. Additionally, there are several Brookfield-managed businesses in the homebuilding, condominium management and retail power sectors that we believe can be leveraged to further enhance growth prospects.
Finally, we recently announced the acquisition of a European residential infrastructure operation. The operation is the largest independent residential heating installer in Germany and represents an opportunity to enter a large market with a scalable platform.
86 Brookfield Infrastructure

Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for freight, commodities and passengers, for which we are generally paid an access fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our transport segment is comprised of the following:
Rail
•116 short line freight railroads comprising over 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Chile, Peru and India

Diversified Terminals
•13 terminals in North America, U.K., and Australia facilitating global trade of natural resources and commodities
•An approximately 25 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An 85 million tonnes per annum export facility in Australia
Brookfield Infrastructure 87

Rail
Our North American rail business is comprised of over 22,000 kilometers of owned and leased rail infrastructure and approximately 5,000 kilometers of track that we operate through various rights agreements. This rail infrastructure provides essential transportation infrastructure services predominantly in North America. Our North American rail revenues are derived from the haulage of freight based on a per car, per container or per tonne basis. Additional revenue is earned from port terminal railroad operations and industrial switching services. The business also owns the largest rail maritime intermodal operator and the second-largest freight rail provider in the United Kingdom.
Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 29 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system with transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometers of track. Our Brazil rail operates under a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately six years (with an option to renew for 30 years) and 17 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
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
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 8 customers contributing approximately 90% of the operations’ revenue, through long dated track access contracts.
Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil’s center-north, center-east and center-southeast regions, including important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.
Regulatory Environment
In the United States, our rail operations are subject to regulation by the United States Surface Transportation Board (STB), the Federal Railroad Administration (FRA), other federal agencies, and some state and local regulatory agencies.
88 Brookfield Infrastructure

We also own rail operations in Canada and the U.K. which are both subject to regulation by their respective regulatory agencies.
In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator, responsible, amongst other things, for the gas, electricity, water and rail industries. For the rail industry, a legislated access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Across the majority of the network, current revenue is well below the regulated ceiling with one customer subject to reduction under this access regime. Our Western Australian rail network operates on an open access basis consistent with the rail access regime and its lease obligations.
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
Growth Opportunities
In North America, our strategy includes the acquisition or long-term lease of existing railroads, as well as investment in rail equipment and track infrastructure to increase capacity and grow revenues from new and existing customers. We believe that our portfolio of existing railroads provides unique opportunities to make contiguous short line railroad acquisitions, due to a higher number of touchpoints with other railroads. In each of our North American railroads, we seek to combine an entrepreneurial drive with local knowledge, excellent customer service and a safety culture that we view as critical to achieving our financial goals.
Our Australian rail operation is a critical component of the logistics chain in its region and is the backbone of freight transport in Western Australia. In many cases, it is the only mode of transportation for freight that is economically viable. As a result, we believe the business is well positioned to benefit from the economic growth of the region and also to benefit through the development of new agriculture or mining projects, which would require access to the rail network to facilitate export.
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
Brookfield Infrastructure 89

Toll Roads
Our toll road operations are comprised of urban and interurban highways in Chile, Brazil, Peru and India. Our Chilean operations include 33 kilometers of free-flowing roads that form a key part of the ring road network of Santiago. Our Brazilian operations comprise of approximately 3,200 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 515 kilometers of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 14 years.
Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, favorable long-term economic trends in the countries where we operate and inflation-linked tariffs. These markets have all experienced significant economic growth over the last 20 years, leading to increased motorization rates and trade, which have driven increases in traffic volumes. We expect these trends to continue in the long-term, resulting in significant future traffic growth.
Strategic Position
Our Chilean toll road is a key artery in Santiago’s urban road network as it connects the affluent business center of east Santiago with Chile’s international airport, the Ports of Valparaiso and San Antonio, and the north of Chile. The primary users of the road are commuters getting to and from work. Conversely, our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods in Brazil, which represent approximately 62% of Brazilian gross domestic product (“GDP”). Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India’s most important national highways.
Our toll roads are critical infrastructure for the economies of Chile, Brazil, Peru and India, with few viable alternative routes available. Building new competing routes would be limited by environmental restrictions, difficulty to expropriate urban land and physical restrictions.
Regulatory Environment
Our Chilean assets are governed by the Ministerio de Obras Publicas. Chile has an established concession program which has been in place for more than 20 years. To date, 74 concession agreements are in force, representing a total investment of approximately $23.2 billion within the country. Specifically, the ministerial regime for urban toll roads allows operators to raise tariffs annually at a level equal to inflation with additional increases in the form of congestion premiums which can be up to three times the base tariff during periods.
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 19 years. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
90 Brookfield Infrastructure

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
Our Indian assets are governed by the National Highways Authority of India, which has been operational for approximately 31 years and has the responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at two of the five toll roads are derived from annuity concession payments, while the others earn revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
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
Diversified Terminals
Our diversified terminal operations are located primarily in the U.K., Australia and North America. Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for use of the River Tees. At our U.K. port operation, our revenue is primarily generated from port handling services for bulk and container volumes. In addition, approximately 40% of our EBITDA is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,200 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 40% of our EBITDA.
Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at 57 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.2 million Twenty-Foot Equivalent Units (“TEUs”) in 2020, with the storage, handling and logistics businesses handling approximately 16.0 million tonnes of bulk and general cargo, 16.7 million tonnes of forestry products and over 360,000 vehicles.
Brookfield Infrastructure 91

Our Australian export terminal comprises inloading, stockyard and outloading facilities that primarily handles metallurgical coal mined in the central Bowen Basin region of Queensland, Australia. Our terminal forms an essential component in the global steel production supply chain. The export terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on the percentage of total contracted capacity and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In the event that any user no longer requires their capacity and allows their contract to expire, or has their contract terminated as a result of a default, the regulatory regime re-socializes this capacity amongst the remaining users, thereby providing protection for the full recovery of both the capital and handling charge.
Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term leases with the Los Angeles and Oakland port authorities. These terminals handled approximately 1.6 million TEUs in 2020. In North America, our revenue is generated from port handling services for container volumes. A portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.
Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG facilities in the world. The terminal includes five operational commercial liquefaction trains each capable of producing approximately 5 mtpa of LNG. The sixth train is under construction and is expected to be in service in 2022. When all six trains are completed, the aggregate nominal production capacity is expected to be approximately 30 mtpa of LNG, and process more than 4.7 billion cubic feet per day of natural gas. In addition, the terminal has five LNG storage tanks, two vaporizers, two marine berths (with a third under construction) and is authorized to export over 1,500 Bcf per year of domestically produced natural gas to countries around the world. Revenues are primarily generated from fixed price take-or-pay agreements with 9 counterparties under contractual terms typically lasting approximately 20 years. Existing counterparties have a weighted average remaining contract length of approximately 17 years (plus extension rights) and represent approximately 85% of total production capacity.
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
92 Brookfield Infrastructure

Our Australian export terminal services the central Bowen Basin, which has high quality, low cost, prolific metallurgical coal deposits, and where there are few cost-efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our operation is substantially contracted through 2028. Existing customers hold evergreen options to extend their capacity by a further five years and based on their past actions, we expect them to exercise renewal options for most of our regulated terminal operation’s contracted capacity.
Our North American port operations are located in the ports of Los Angeles and Oakland, the largest and ninth largest ports in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling the largest vessels currently in service.
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
Our U.S. LNG export terminal is strategically located on the Gulf Coast allowing for convenient ingress and egress for vessels, near large gas production basins and well-connected to midstream transportation infrastructure. It is one of the largest LNG terminals in the world with competitive shipping capacity to Europe, South America and Asia. Existing customers are contracted under long-term take-or-pay agreements, globally diversified, and highly creditworthy. As a critical component of the global LNG supply chain, our terminal enables the export and distribution of a clean energy source which we believe is well-positioned to help displace coal and other high-carbon fossil fuels during the transition to more environmentally sustainable energy sources.
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
Our Australian export terminal is regulated by the Queensland Competition Authority (“QCA”). The QCA utilizes a return on regulated asset base methodology to calculate our annual revenue with a current weighted average cost of capital allowed by the QCA of 5.82%. Our terminal’s regulated rate base increases each year with inflation and capital expenditures and decreases by depreciation. The current framework expires June 30, 2021 and the new regulatory framework is still under review.

Our U.S. LNG export terminal is regulated by the Federal Energy Regulatory Commission (“FERC”) as well as the U.S. Department of Energy under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers under a maximum rate regime, and there is no periodic rate case obligation. The U.S. Department of Energy regulates commercial export volumes and provides fixed limits to countries, whether under free trade agreements with the U.S. or not.
Brookfield Infrastructure 93

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
In Australia, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers. Further, over the past 37 years, our export terminal’s capacity has been expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. We believe potential exists to further grow our operations. Our terminal has completed feasibility studies which show the viability of a further expansion within the terminal precinct which could increase capacity to over 95 mtpa, with potential for further expansion.
We believe our North American port operations are well positioned to facilitate future volume growth as a result of increased global shipping activity. Our terminal in Los Angeles is one of the most environmentally friendly, lowest cost and most automated terminals in North America. These attributes, combined with leading truck turnaround times, give our terminal a competitive advantage as it strives to increase its market share. Additionally, our cargo handling equipment used at our Oakland terminal is certified to today’s cleanest emission standard. With an increased focus on green supply chain and use of vessel emission reduction technologies, we believe we are well positioned to facilitate future volume growth.
Our U.S. LNG export terminal is progressing several organic growth opportunities that will expand our export terminal capacity. Our terminal received regulatory approval to construct and operate an additional liquefaction train and marine berth which are expected to be substantially complete and in service during 2022 and 2023, respectively. With Train 6 under development, an application was filed with the U.S. Department of Energy seeking authorization to increase LNG export capacity by over 150 Bcf per year. The Berth 3 expansion project is expected to result in increased terminal capacity of approximately 180 marine vessels per annum. We believe these projects will further strengthen our market position and the operating capabilities of the terminal.
94 Brookfield Infrastructure

Overview
Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States.
•Approximately 600 Bcf of natural gas storage in the United States and Canada
•16 natural gas processing plants with approximately 2.9 Bcf per day of gross processing capacity and approximately 3,400 kilometers of gas gathering pipelines in Canada
Midstream
Our midstream operations include approximately 15,000 kilometers of natural gas transmission and pipeline systems in the United States, significant natural gas storage capacity in the United States and Canada, and one of the largest natural gas gathering and processing portfolios in western Canada.
Our U.S. gas pipelines comprise one of the largest systems in the United States, extending from the Gulf Coast in Texas and Louisiana up to Oklahoma, Chicago, and northern Indiana. The majority of revenues are generated under long-term take-or-pay contracts and we believe we are well positioned to benefit from forecasted increases in demand for clean energy.
Our natural gas storage facilities are designed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.
Our natural gas gathering and processing operations collect raw natural gas from our customers in the field for aggregation to centralized processing facilities, and remove impurities from the raw gas stream including water, carbon dioxide and hydrogen sulfide. These activities provide our customers with pipeline quality natural gas and natural gas liquids for sale in downstream markets. Our facilities are located in one of the highest producing natural gas regions in western Canada. We serve our customers through a mix of long-term fee-for-service and take-or-pay contracts, with very limited direct exposure to commodity price risk.
Brookfield Infrastructure 95

Strategic Position
Our U.S. gas pipeline is one of the largest and most geographically extensive natural gas pipeline systems in North America. It is the largest provider of natural gas transmission to the Chicago and northern Indiana markets and has significant interconnectivity with local distribution companies, natural gas liquefaction facilities along the Gulf Coast, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our transportation and storage services.
We operate or contract for more than 600 Bcf of working gas capacity at our natural gas storage facilities. We have 17 facilities that are connected at strategic points on the North American natural gas transmission network and provide access to multiple end-use markets and provide us and our customers with substantial liquidity to buy and sell natural gas. Our facilities are located in the United States and Canada.
Our natural gas gathering and processing facilities are ideally situated to serve the Montney shale gas basin in northeast British Columbia (“B.C.”) and northwest Alberta. This basin continues to see significant industry development and represents one of the lowest supply cost regions in North America. Our facilities have diverse connectivity to major downstream markets including the U.S. Pacific Northwest, the U.S. Midwest, B.C. and Alberta through direct connections to long-haul pipelines. These markets are projected to continue exhibiting strong annual demand growth primarily driven by new industrial gas demands, including petrochemical expansions, and previously announced LNG export projects.
Regulatory Environment
Our natural gas midstream and storage operations are subject to varied regulation that differs across our regions of operation. Our U.S. gas pipeline system, including its storage operations, and our natural gas storage investment in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers under a maximum rate regime, and there is no periodic rate case obligation. Additional physical operating regulations are imposed by the Pipeline and Hazardous Materials Safety Administration, an agency within the United States Department of Transportation.
Our Canadian natural gas storage facilities are regulated by the Alberta Energy Regulator, which provides operational and environmental oversight. Our California natural gas storage facilities are subject to California Public Utilities Commission oversight and our Oklahoma facility is regulated by the Oklahoma Corporation Commission. These facilities are not subject to any economic regulation.
Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Oil and Gas Commission, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any economic regulation.
Growth Opportunities
Within our U.S. gas pipeline operations, we are progressing a number of organic growth opportunities that will expand our service offerings through capital projects supported by long-term contracts. During the year we completed our second large-scale compression project to provide additional deliverability to the Gulf Coast market to support natural gas liquefaction development in the region with an additional project expected to be completed during 2021. These projects are backed by a long-term take-or-pay contracts with no volume risk.
96 Brookfield Infrastructure

Our gathering and processing operations continue to advance several customer driven growth initiatives supporting further development of the Montney resource in Northeast B.C. and Northwest Alberta. These capital projects include the expansion of existing gathering and processing assets and the creation of additional natural gas liquid extraction, processing and transportation solutions. All projects are underpinned by long-term take-or-pay contracts with high quality customers. With continued development of existing take-away capacity and LNG projects in B.C., we believe our business is well positioned to serve the growing requirements of our customer base in a cost-effective manner.
We believe our natural gas midstream and storage operations are well positioned to benefit from changing supply and demand dynamics in the North American natural gas market. We believe that there will be further opportunities to deploy capital at attractive risk-adjusted returns.
Brookfield Infrastructure 97

Overview
Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis (up to 20 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., and India, and retail, wholesale and enterprise customers in New Zealand. Within our data storage operations, we have approximately 1,000 colocation customers, predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 137,000 operational telecom towers in India
•Approximately 7,000 multi-purpose towers and active rooftop sites in France
•10,000 kilometers of fiber backbone located in France and Brazil
•Approximately 1,600 cell sites and over 11,500 kilometers of fiber optic cable in New Zealand
•Approximately 2,100 active telecom towers, and over 70 distributed antenna systems, primarily in the U.K.
Data Storage
•54 data centers, with approximately 1.6 million square feet of raised floors located in five continents
•198 MWs of critical load capacity
98 Brookfield Infrastructure

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
Our integrated data distribution business in New Zealand provides mobile network operation and broadband services to over 2.3 million connections and has approximately 1.8 million Internet of Things connections. The service offering is supported by a high-quality nationwide wireless and fiber infrastructure network which includes approximately 1,600 cell sites and over 11,500 kilometers of fiber optic cable.
Our U.K. telecom towers business is comprised of approximately 2,100 active towers and over 70 distributed antenna systems. The business can be divided into three segments: (i) telecom site hosting and services, (ii) indoor networks and (iii) fiber. Telecom site hosting is the core business which consists of renting space on our towers to mobile network operators. The indoor networks business deploys active neutral host network solutions using distributed antenna systems in shopping malls, hotels and office blocks. The fiber business has secured two projects where it is contracted to deliver fiber-connected small cell networks across the U.K.
Our India telecom towers operation is comprised of a high-quality portfolio of approximately 137,000 well-maintained telecom tower sites and equipment that form the backbone of Reliance Jio, India’s largest cellular network operator’s (“Jio”) telecom business. The towers were recently constructed and strategically located for pan-India 4G coverage. Jio is an anchor tenant under a 30-year master services agreement. We intend to construct approximately 38,000 additional towers over the next two years.
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
Brookfield Infrastructure 99

Our integrated data distribution business in New Zealand is a leading mobile service provider in the country. It has an extensive integrated network, supporting approximately 98% of the population with network coverage and is the second largest fixed broadband provider with approximately 22% market share. The business has launched the first commercial 5G service offering in the country, which provides the New Zealand population with over two times more coverage than its competitors. This should position the business well to capitalize on the growing data needs, as well as to capitalize on the market opportunities for fixed wireless broadband.
Our U.K. telecom towers business owns critical national infrastructure that enables mobile network operators to meet their government mandated coverage obligations. The location of our sites form an integral part of the telecommunication backbone in the U.K. and we believe are well positioned to capture rural growth in data consumption. A significant investment has been made as part of the 4G rollout in the country meaning there is ample capacity today for further leasing opportunities. Additionally, our over 70 distributed antenna systems make our business the market leader in the U.K. for indoor solutions.
Our Indian telecom towers operation has exposure to the growing data consumption trend. India is one of the largest data consumers in the world, despite having only 50% of mobile subscribers in the region connected to 4G. Data usage per subscriber has increased approximately 10 times over the past 3 years. Our anchor tenant Reliance Jio is the largest mobile network operator in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.
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
Our New Zealand data distribution operation and U.K. telecom towers business both operate under relatively minimal regulatory frameworks. Contractual terms are determined directly with the users of our infrastructure. The less stringent regulatory environment enables these businesses to contract based on financial terms and solutions that best serve the needs of our customers.
Our Indian telecom towers operation is regulated by the Department of Telecommunication (“DoT”) which grants IP-I registration to domestic telecom infrastructure providers. While our operation must uphold DoT guidelines requiring us to share our tower capacity with eligible telecom operators and service providers, we have flexibility to negotiate contractual terms bilaterally at competitive rates.
100 Brookfield Infrastructure

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
Our recently acquired integrated data distribution business in New Zealand has the opportunity for cost-led margin improvement, greater utilization of the infrastructure network assets and modest growth in average revenue per user.
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
Our Indian telecom towers operation has committed arrangements to construct an additional 38,000 towers over the next two years which are supported by our anchor tenant Reliance Jio. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity to mobile network operators (“MNOs”). We believe our strategic relationship with Reliance Jio and strong market presence will enable us to broaden our pipeline of lease agreements and increase utilization of our tower network.
Data Storage
Our data storage operations provide colocation services and cloud hosting capacity, offering customers secure and reliable space and power within our portfolio of data centers for their essential information technology infrastructure needs. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of 54 data centers, with approximately 1.6 million square feet of raised floors, and 198 MWs of critical load capacity.
Strategic Position
Our North American data storage business operates on four continents, 10 countries and 25 metropolitan areas, with a presence in nearly all major global financial hubs in North America, Europe and Asia Pacific. It is one of the largest colocation providers in the United States with operations in most major cities. Our facilities provide best-in-class connectivity options, with pre-built access to the AT&T global network, one of the strongest in the world, and access to over 100 cloud providers.
Our Asia Pacific data storage business is an owner and operator of two data center facilities in Australia. The data centers have a combined utilization of 91% and a weighted average contract life of 10 years, servicing a range of customers from small retailers to Australian and global investment grade companies. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Brookfield Infrastructure 101

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
General Operating Matters
Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, midstream and data sectors. As we look to grow our businesses, we will primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12% to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize our existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets if capital deployment exceeds our expectations. As we grow our asset base, we expect to primarily target acquisitions in the following infrastructure sectors:
•Utilities: electricity, gas and water distribution, district energy systems, commercial and residential energy infrastructure; and transmission operations;
•Transport: railroads, container terminals and bulk facilities, toll roads and airports;
•Midstream: pipelines and gathering, processing and storage operations;
•Data: integrated or stand-alone data operations, telecommunication towers, fiber networks and data centers.
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
102 Brookfield Infrastructure

Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternate form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the full or partial divestment of 17 businesses since inception. These sales have generated over $5 billion of total proceeds which represents, on average, an approximately 30% premium to our partnership’s previously recorded carrying value. With the maturing profile of a number of our businesses, proceeds from asset sales are expected to remain a key part of our overall funding plan. Including recently completed dispositions and the processes we have underway today, we expect capital recycling to account for over $4 billion of proceeds by the end of 2022, and in excess of $7.5 billion over the next five years. We anticipate that the current low interest rate environment will support strong valuations of mature and de-risked infrastructure assets like ours.
Intellectual Property
Our partnership and the Holding LP have each entered into a Licensing Agreement with Brookfield pursuant to which Brookfield has granted a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions - licensing Agreement”.
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
Employees
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in Brookfield Infrastructure, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 41,000 individuals globally.
Environmental, Social and Governance (“ESG”) Management
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure - Brookfield and the Service Provider,” Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares, and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement.
Brookfield Infrastructure 103

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
ESG management is fully integrated into the full asset life cycle from initial due diligence through the investment management process. We understand that good governance is essential to sustainable business operations. ESG is guided by Brookfield’s ESG Steering Committee, which comprises senior executives at Brookfield and each of its major business operations. The ESG Steering Committee’s mandate is to set the ESG strategy, oversee and coordinate ESG initiatives, share best practices across businesses and encourage improvements in ESG performance.
The measurement and reduction of greenhouse gas (“GHG”) emissions over time has become a key area of focus for investors. Each of Brookfield’s public entities and institutional funds, including our partnership, are striving towards net zero emissions on an avoided carbon, Scope 1 and Scope 2 basis. On that basis, Brookfield Asset Management (“BAM”) is currently net negative across its entire $600 billion asset portfolio, largely due to its ownership of one of the world’s largest pure-play renewable power businesses. Through our affiliation with BAM, not only will we benefit from broad expertise regarding the implementation and maintenance of industry-leading ESG policies and protocols, but also the ability to offset and avoid our current emissions using favorable group-level attributes.
2020 Highlights
In 2020, Brookfield and the Partnership made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
We have continued to integrate ESG into our investment management decision making by formally incorporating guidance developed by the Sustainability Accounting Standards Board (“SASB”), a globally recognized standard-settings organization for ESG information, into our ESG Due Diligence Guidelines. Our investment teams leverage SASB guidance to ensure consideration of material ESG risks and opportunities as investments are evaluated.
Climate change mitigation and adaptation continues to be a key area of focus and we have made progress in a number of areas:
•We advanced our alignment with the Task Force on Climate-related Financial Disclosures (TCFD), a globally recognized framework for assessing climate change risks and opportunities.
•We completed the measurement of greenhouse gas (GHG) emissions for our asset manager and obtained a high-level understanding of Brookfield’s carbon footprint, guided by the principles of the GHG Protocol. Using this information, we have implemented carbon measurement and reduction programs across our businesses. We will track and report GHG emissions consistent with the Partnership for Carbon Accounting Financials (“PCAF”) standards, and we will develop and regularly publish decarbonization plans consistent with the Paris agreement.
Brookfield became a signatory to the United Nations-supported Principles for Responsible Investment (PRI) in early 2020. In line with PRI’s reporting process, we look forward to preparing for our first official PRI reporting submission, which we expect to occur in 2022.
104 Brookfield Infrastructure

As part of Brookfield’s social initiatives, we have progressed our commitment to both diversity and inclusion into our culture. Notably, we are broadening our efforts beyond gender. As part of this, we created an internal Global Diversity Advisory Group, which reports directly to senior management. The mandate of the group is to provide insight into the concerns, challenges, and successes around attracting and retaining members from underrepresented groups and find ways to increase our engagement with them.
Brookfield’s ongoing efforts are reported in our annual ESG Report in more detail, which can be found on brookfield.com/responsibility.
Brookfield Infrastructure’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our Brazilian electricity transmission operation is a greenfield development of transmission lines     that supports the distribution of renewable energy production (including wind, solar, hydroelectricity, and biomass). The development, operation, and maintenance of our transmission lines helps in facilitating the connection of renewable energy generation to the general network. Approximately 75% of total electricity transmitted on the operation’s transmission lines are generated from renewable sources, and we are currently building out approximately 3,300 km of new transmission lines in Brazil.
•Our North American district energy operation has succeeded in integrating sustainable technologies using a district energy model. This model is an effective solution for sustainable energy and climate change, resulting in emissions reductions of up to 50% greater than comparable models. With cities accounting for more than 70% of global energy use, of which, almost half is for heating and cooling, this can lead to substantial impacts. One of the operation’s key sustainable achievements is the deep lake water cooling system in Toronto, Ontario, which uses cold water from the depths of Lake Ontario to generate cooling for air conditioning. This system has resulted in a 90% reduction in energy usage compared to a conventional district energy system.
•Our Indian natural gas operation’s creation of Health Camps has made significant efforts towards providing aid to remote villages in India impacted by droughts. Thus far, the camp has benefited those with no access to healthcare and medical facilities, providing medical check-ups and distributing basic medicine and eyeglasses.
•The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies. Our Brazilian rail and port logistics business has implemented a Risk Prevention Program to reinforce its zero-tolerance standard for unsafe working conditions, which targets safety risk areas and aims to mitigate these factors to reduce the likelihood of preventable incidents.
•Brookfield Infrastructure’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.
Overview of ESG & the Investment Process
As highlighted in previous years, Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:
Brookfield Infrastructure 105

•Ensure the well-being and safety of
◦Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory hiring practices.
◦Health & Safety: Aim to have zero serious safety incidents within our businesses by working toward implementing consistent health and safety principles across the organization.
•Be good stewards in the communities in which we operate
◦Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.
◦Philanthropy: Encourage our employees to participate in the communities in which we operate.
•Mitigate the impact of our operations on the environment
◦Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
•Conduct business according to the highest ethical and legal/regulatory standards
◦Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.
◦Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.
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

106 Brookfield Infrastructure

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

Brookfield Infrastructure 107

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited     partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is wholly−owned by Brookfield.
(3)Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.3% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”
(5)The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.
(6)Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.
(7)Holders of BIPC’s class B shares hold a 75% voting interest in BIPC. BIPC’s class C shares are non-voting.
(8)Holders of BIPC’s exchangeable shares hold a 25% voting interest in BIPC. As of December 31, 2020, Brookfield and its affiliates own approximately 19.3% of the issued and outstanding BIPC exchangeable shares and the remaining approximate 80.7% is held by public investors.
(9)On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holding LP Series 3 Preferred Units. On August 2, 2016, our partnership issued ten million Series 5 Preferred Units to the public and acquired ten million Holding LP Series 5 Preferred Units. On January 19, 2017, our partnership issued twelve million Series 7 Preferred Units to the public and acquired twelve million Holding LP Series 7 Preferred Units. On January 23, 2018, our partnership issued eight million Series 9 Preferred Units to the public and acquired eight million Holding LP Series 9 Preferred Units. On September 12, 2018, our partnership issued ten million Series 11 Preferred Units to the public and acquired ten million Holding LP Series 11 Preferred Units. On September 21, 2020, our partnership issued eight million Series 13 Preferred Units to the public and acquired eight million Holding LP Series 13 Preferred Units. On January 21, 2021, our partnership issued eight million Series 14 Preferred Units to the public and acquired eight million Holding LP Series 14 Preferred Units.
(10)As of December 31, 2020, our partnership had outstanding 295,429,987 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. Additionally, as of December 31, 2020, there were 44,960,449 BIPC exchangeable shares outstanding.
Our Partnership
We own and operate high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We focus on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Our partnership is a Bermudian exempted limited partnership that was established on May 21, 2007 and spun off from Brookfield on January 31, 2008. See Item 4.D “Property, Plant and Equipment” for information regarding our partnership’s head office.
108 Brookfield Infrastructure

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
Brookfield and the Service Provider
Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares. Our partnership and the other Service Recipients have each appointed affiliates of Brookfield Asset Management as their Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to account for BIPC receiving management services comparable to the services provided to us by the Service Provider.
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $600 billion of assets under management and approximately 1,000 investment professionals and 150,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 41,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
To execute our vision of being a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders, we will seek to leverage our relationship with Brookfield and in particular, its operations-oriented approach, which is comprised of the following attributes:
•strong business development capabilities, which benefit from deep relationships within, and in-depth knowledge of, its target markets;
•technical knowledge and industry insight used in the evaluation, execution, risk management and financing of development projects and acquisitions;
•project development capabilities, with expertise in negotiating commercial arrangements (including offtake arrangements and engineering, procurement and construction contracts), obtaining required permits and managing construction of network upgrades and expansions, as well as greenfield projects;
•operational expertise, with considerable experience optimizing sales of its products and structuring and executing contracts with end users to enhance the value of its assets; and
•development and retention of the highest quality people in its operations.
Brookfield Infrastructure 109

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
110 Brookfield Infrastructure

Brookfield Infrastructure Corporation
BIPC was incorporated under the Business Corporations Act (British Columbia) on August 30, 2019. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BIPC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 31, 2020. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Specifically, its operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil and of regulated distribution operations in the United Kingdom, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Infrastructure Special LP
The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special General Partner Units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2020.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(2)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(2)	Brazil	28	90
Indian telecom towers operation	Summit Digitel Infrastructure Private Limited(3)	India	17	62
North American rail operation	Genesee & Wyoming Inc.(3)	U.S.	9	72

(1)Ownership interest held directly by our partnership.
(2)Ownership interest held indirectly through BIPC.
(3)Ownership interest held indirectly by the Holding LP.
4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2022. We do not directly own any real property.
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
Brookfield Infrastructure 111

ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds From Operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
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
112 Brookfield Infrastructure

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
Adjusted Earnings
We also focus on Adjusted Earnings, which we define as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, fair value increments, mark-to-market on hedging items and disposition gains or losses. Adjusted Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted Earnings is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Earnings has limitations as an analytical tool.
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
Brookfield Infrastructure 113

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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Funds from Operations (FFO)	$1,454	$1,384	$1,231
Adjusted Funds from Operations (AFFO)	1,173	1,096	982
Distributions(1)	1,134	1,027	919
FFO payout ratio	78%	74%	75%
AFFO payout ratio	97%	94%	94%

(1)Includes distributions to limited partners, the general partner, holders of Exchange LP Units, holders of BIPC exchangeable shares, preferred unitholders, incentive distributions, and distributions on Redeemable Partnership Units held by Brookfield.
Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Volatility in the Brazilian real which has declined on average, 23% relative to the U.S. dollar, during the year ended December 31, 2020;
•Temporary or timing related delays in the recognition of earnings associated with the build-out of a contracted backlog of projects at our U.K. regulated distribution business, and reduced traffic on our toll roads; and
•Regulatory delay in closing the acquisition of our telecom tower operation in India.
114 Brookfield Infrastructure

Adjusting for these factors lowers our FFO payout ratio for the year ended December 31, 2020 to 68%. Our 2019 and 2018 payout ratios were impacted by the timing related to deployment of capital raised in our July 2019 equity offering, the 2018 sale of our Chilean electricity transmission business.
On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“BIPC exchangeable shares”). Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution in 2020 was $1.94 per unit, or $0.4850 per unit quarterly, as adjusted to reflect the special distribution.
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 5% increase in our quarterly distribution to $0.51 per unit (or $2.04 per unit annualized), starting with the distribution to be paid in March 2021, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Over the last 10 years, we have increased our annual distribution from $0.79 per unit to $2.04 per unit, a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations.
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
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, Exchange LP Units held by public unitholders and BIPC exchangeable shares held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
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
Brookfield Infrastructure 115

Finally, On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. Refer to the “Reconciliation of Operating Segment Measures” section of the MD&A for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar.
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
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2020 and 2019. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
116 Brookfield Infrastructure

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
Recently adopted accounting standards
Brookfield Infrastructure provides an update to the previously announced amendment to interest rate benchmarks. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that the Partnership should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmarks associated with our partnership’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on our partnership since these amendments enable our partnership to continue hedge accounting for hedging relationships which have been previously designated.
Standards issued but not yet adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the
Brookfield Infrastructure 117

modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The partnership has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our partnership’s financial reporting.
5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2020, 2019 and 2018:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2020	2019	2018
Revenues	$8,885	$6,597	$4,652
Direct operating costs	(4,843)	(3,395)	(2,208)
General and administrative expenses	(312)	(279)	(223)
Depreciation and amortization expense	(1,705)	(1,214)	(801)
Interest expense	(1,179)	(904)	(555)
Share of earnings (losses) from investments in associates and joint ventures	131	224	(13)
Other income (expense)	234	(158)	(157)
Mark-to-market on hedging items	(16)	57	137
Gain on sale of associates	—	—	338
Income tax expense	(291)	(278)	(364)
Net income	904	650	806
Net income attributable to our partnership(1)	394	233	410
Net income per limited partnership unit	$0.35	$0.06	$0.53

(1)Includes net income attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—BIPC exchangeable shares, general partner and limited partners.
2020 vs. 2019
For the year ended December 31, 2020, we reported net income of $904 million, of which $394 million was attributable to our partnership. This compares to net income of $650 million for the year ended December 31, 2019, of which $233 million was attributable to our partnership. Net income for the year benefited from organic growth across our regulated and contracted operations, contributions from recently completed acquisitions and a gain associated with the partial disposition of our Australian export terminal. These increases were partially offset by the impact of foreign exchange and higher depreciation associated with our annual revaluation process and new investments.
118 Brookfield Infrastructure

Revenues for the year ended December 31, 2020 were $8,885 million, which represents an increase of $2,288 million compared to the year ended December 31, 2019. Revenues from our transport segment increased by $1,860 million, primarily as a result of the contribution from our recently acquired North American rail operation. Our utilities segment contributed additional revenue of $226 million, benefiting from organic growth at our North American residential energy infrastructure operation and Brazilian natural gas transmission operation. These increases were partially offset by the dispositions of our Colombian regulated distribution operation in January 2020 and Australian district energy business in November 2019. Revenues from our data segment increased by $394 million as a result of contributions from recent acquisitions including an Indian telecom tower operation in August 2020 and a U.K. telecom tower business in December 2019. Our midstream segment contributed additional revenues of $245 million, primarily due to the acquisition of the federally regulated assets of our Western Canadian midstream operation in December 2019. These increases were partially offset by the impact of foreign exchange which reduced our U.S. dollar revenues by $437 million, as several of the currencies in which we operate depreciated against the U.S. dollar relative to the prior year.
Direct operating expenses for the year ended December 31, 2020 were $4,843 million, which represents an increase of $1,448 million compared to the year ended December 31, 2019. The current period includes $1,619 million of incremental costs attributable to recent acquisitions and $135 million of incremental costs associated with the organic growth initiatives. These increases were partially offset by the dispositions of our Colombian regulated distribution operation and Australian district energy business as well as the impacts of foreign exchange which reduced direct costs by $169 million and $137 million, respectively.
General and administrative expenses totaled $312 million for the year ended December 31, 2020, an increase of $33 million compared to the same period in 2019. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from the prior year due to a higher trading price of our units and additional borrowings incurred to fund our growth initiatives.
Depreciation and amortization expense for the year ended December 31, 2020 was $1,705 million, an increase of $491 million compared to the year ended December 31, 2019. The increase is primarily due to incremental charges associated with recently completed acquisitions, the impact of higher asset values as a result of our annual revaluation process and capital expenditures made during the year. Partially offsetting the increase was the impact of recent dispositions and foreign exchange which cumulatively lowered the expense by $103 million in U.S. dollars.
Interest expense for the year ended December 31, 2020 was $1,179 million, an increase of $275 million compared to the same period in 2019. Interest expense increased due to additional asset-level borrowings associated with our new investments and higher corporate interest expense associated with our medium-term notes offerings this year.
Our partnership’s share of earnings from investments in associates and joint ventures was $131 million for the year ended December 31, 2020, representing a decrease of $93 million relative to the same period in 2019. Our share of earnings from operating businesses accounted for as investments in associates and joint ventures benefited from underlying earnings growth, which was more than offset by higher depreciation, a lower share of earnings at our Brazilian toll road due to the expiry of one of our state road concessions, and the impact of foreign exchange.
Brookfield Infrastructure 119

Other income was $234 million for the year ended December 31, 2020, compared to a loss of $158 million during the year ended December 31, 2019. The current period includes gains recognized on the partial disposition of our Australian export terminal and the disposition of our North American transmission operation. These increases were partially offset by a make-whole payment related to a refinancing at our U.K. port operation, restructuring and business development costs at our North American rail operations, and accretion expense associated with deferred consideration at our Brazilian regulated gas transmission business. Other income in the prior year included transaction costs on the acquisition of our North American rail operation and Indian natural gas operations.
Mark-to-market losses on hedging items for the year ended December 31, 2020 were $16 million compared to gains of $57 million for the year ended December 31, 2019. Amounts in both the current and comparative periods consist of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. The loss in the current year resulted from the fair value adjustments on commodity contracts as well as the appreciation of most currencies in which we operate relative to the U.S. dollar.
Income tax expense for the year ended December 31, 2020 was $291 million compared to $278 million from the prior year. The increase is due to a higher U.K. income tax rate which resulted in $31 million of additional charges during the current year and $49 million of incremental expenses associated with organic growth initiatives. These increases were partially offset by tax recoveries at our North American rail operation, dispositions completed in the last twelve months and the impact of foreign exchange.
2019 vs. 2018
For the year ended December 31, 2019, we reported net income of $650 million, of which $233 million was attributable to our partnership. This compared to net income of $806 million for the year ended December 31, 2018, of which $410 million was attributable to our partnership. Net income during the year ended December 31, 2019 benefited from strong organic growth and contributions from recent acquisitions. 2018 results included $209 million (net of tax) realized on the sale of our investment in an electricity transmission business.
Revenues for the year ended December 31, 2019 were $6,597 million, an increase of $1,945 million compared to the year ended December 31, 2018. Our utilities segment contributed additional revenue of $1,646 million, primarily as a result of recently completed acquisitions, namely a contracted gas pipeline in India and a full year contribution from our North American residential energy infrastructure operation. Transport revenues increased organically by $94 million as compared to 2018, primarily as a result of higher traffic volumes and inflationary tariff increases. Our midstream segment contributed additional revenues of $195 million, primarily as a result of contributions from our Western Canadian midstream operation acquired in the fourth quarter of 2018. New investments in the U.S. and Australia added $315 million of revenues to our data segment relative to the year ended December 31, 2018. These items were partially offset by the impact of foreign exchange which lowered U.S. dollar revenues by $305 million, predominantly associated with the depreciation of the Brazilian real, Colombian peso and Australian dollar relative to 2018.
Direct operating expenses for the year ended December 31, 2019 were $3,395 million, an increase of $1,187 million compared to the year ended December 31, 2018. Direct operating expenses for 2019 included $1,229 million of incremental costs attributable to recent acquisitions and $150 million of incremental costs associated with the organic growth initiatives. These increases were partially offset by the impact of IFRS 16 and foreign exchange which reduced direct costs by $58 million and $134 million, respectively.
120 Brookfield Infrastructure

General and administrative expenses totaled $279 million for the year ended December 31, 2019, an increase of $56 million compared to the same period in 2018. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from 2018 due to an increase to the partnership’s market value primarily as a result of a higher unit trading price and an increase in net recourse debt.
Depreciation and amortization expense for the year ended December 31, 2019 was $1,214 million, an increase of $413 million compared to the year ended December 31, 2018. The increase was primarily due to incremental charges associated with recently completed acquisitions, the impact of higher asset values as a result of our revaluation process and capital expenditures made during 2019. Additionally, expenses in 2019 included charges associated with $1.2 billion of right-of-use assets recognized upon the adoption of IFRS 16.
Interest expense for the year ended December 31, 2019 was $904 million, an increase of $349 million compared to the year ended December 31, 2018. Interest expense increased due to additional asset level borrowings used to fund new investments and organic growth opportunities, the issuance of C$500 million of corporate medium-term notes in October 2019, and interest expense recognized on lease liabilities upon the adoption of IFRS 16.
Our partnership’s share of earnings from investments in associates and joint ventures was $224 million for the year ended December 31, 2019, representing an increase of $237 million relative to the same period in 2018. The period benefited from organic growth, most notably at our North American gas transmission business and contributions from recently completed acquisitions. Results during the year ended December 31, 2018 were impacted by a one-time loss in our transport segment and the reclassification of previously recognized foreign exchange losses into net income related to our Chilean electricity transmission business sold in March 2018.
Mark-to-market gains on hedging items for the year ended December 31, 2019 were $57 million compared to $137 million for the year ended December 31, 2018. Amounts in both 2019 and 2018 consist of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. The gains during the year ended December 31, 2019 resulted from the depreciation of the Australian dollar and Euro against the U.S. dollar.
Income tax expense for the year ended December 31, 2019 was $278 million compared to $364 million from the year ended December 31, 2018. The decrease was primarily attributable to income taxes recognized on disposal of a 28% interest in our Chilean electricity transmission business in 2018. It was partially offset by higher taxable income generated as a result of new acquisitions and organic growth at our operations.
Brookfield Infrastructure 121

The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2020 and December 31, 2019.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2020	December 31, 2019
Cash and cash equivalents	$867	$827
Property, plant and equipment	31,584	23,013
Intangible assets	11,767	14,386
Total assets	61,331	56,308
Corporate borrowings	3,158	2,475
Non-recourse borrowings	20,020	18,544
Total liabilities	39,658	34,131
Limited partners’ capital	4,233	5,048
General partner’s capital	19	24
Non-controlling interest—Redeemable Partnership Units held by Brookfield	1,687	2,039
Non-controlling interest—BIPC exchangeable shares	638	—
Non-controlling interest—Exchange LP Units	12	18
Non-controlling interest—in operating subsidiaries	13,954	14,113
Preferred unitholders	1,130	935
Partnership’s capital(1)	6,589	7,129
Total partnership’s capital	21,673	22,177

(1)Includes partnership capital attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—BIPC exchangeable shares, general partner and limited partners.
Total assets were $61.3 billion at December 31, 2020, compared to $56.3 billion at December 31, 2019. The increase was primarily due to acquisitions completed during the year and organic growth initiatives. The acquisitions of a telecom tower operation in India and a U.S. LNG export terminal added $8.7 billion of assets relative to last year. Additionally, investments made in our existing businesses, financial asset mark-to-market movements and fair value adjustments recognized from our annual property, plant and equipment revaluations increased consolidated assets by $3.1 billion. These increases were partially offset by dispositions completed in 2020 which lowered total assets by $4.1 billion. In addition, depreciation and amortization and the impact of foreign exchange decreased total assets by $1.7 billion and $1.0 billion, respectively.
The World Health Organization declared a global pandemic related to COVID-19 in March 2020. Over the course of the year, we witnessed significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. Our partnership has assessed the impact of the economic environment on our asset valuations, including our property, plant and equipment, intangible assets, and investments in associates. In making these assessments, we have assumed that the sharp curtailment in economic activities that occurred earlier in the year as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. Our operations have been resilient to global economic disruptions with only modest impacts on near-term results. As an owner operator of critical infrastructure assets which are geographically dispersed, diversified across operating segments, and largely underpinned by regulated tariffs or highly contracted cash flows, our total asset values were relatively stable.
122 Brookfield Infrastructure

During the year ended December 31, 2020, property, plant and equipment increased from $23.0 billion to $31.6 billion as a result of acquisitions and capital expenditures of $8.5 billion, revaluation gains of $0.8 billion, and the impacts of foreign exchange of $0.5 billion. These positive factors were partially offset by depreciation and amortization expense of $1.2 billion. Intangible assets decreased from $14.4 billion to $11.8 billion as additions from acquisitions of $0.5 billion were offset by dispositions of $1.8 billion, depreciation and amortization expense of $0.5 billion and the impact of foreign exchange of $0.8 billion.
Our accounting policy is to recognize property, plant and equipment at fair value and intangible assets at amortized cost. Our revaluation process for property, plant and equipment and impairment testing of intangible assets and goodwill was completed for the period ending December 31, 2020. While there remains significant uncertainty surrounding potential future outbreaks of COVID-19, we have and continue to reassess key inputs and assumptions used in our revaluation process and evaluate whether there are potential indicators of impairment for our intangible assets and goodwill. We have considered the following with respect to the valuation of long-term assets, including those held within investments in associates and joint ventures:
•Within our utilities, midstream and data segments, our property, plant and equipment and intangible assets are underpinned by stable, regulated or contracted cash flows. Regulated revenues have been predominantly unaffected to date as we earn a fixed return on our asset base in exchange for making our critical infrastructure assets available to customers. Our contracted cash flows in these segments have also demonstrated resilience in this current economic environment as they are generally secured by take-or-pay contracts that insulate us from price and volume risk.
•Our transport businesses have been more impacted by the isolation measures imposed by local governments. These shutdowns vary in timing and severity by region; however, they have impacted the flow of people and commerce at a relatively small portion of our businesses. Although circumstances continue to evolve, we do not believe that the curtailments of economic activity will be long-term in nature. Rail volumes have been resilient thus far, with no observable impact to our operations in Australia and Brazil, and only modest declines relative to plan witnessed at our North American operations. Our toll road operations have experienced lower volumes. However, we have initiated processes to determine whether we will be compensated under the respective regulatory frameworks, either through increased tariffs or extension of our concession agreements and believe that the value of these assets has not changed over a long-term horizon. Container terminal volumes at our port operations have demonstrated resiliency despite the disruption to global trade and have almost fully recovered to prior year levels. The long-term value of these assets has not changed significantly.
Corporate borrowings increased to $3.2 billion at December 31, 2020, compared to $2.5 billion at December 31, 2019. The increase is attributable to the issuance of C$900 million of medium-term notes, the impact of a stronger Canadian dollar relative to the U.S. dollar and net draws of $311 million on the corporate revolving credit facility. These increases were partially offset by the early redemption of C$450 million medium-term notes.
Non-recourse borrowings increased by $1.5 billion to $20.0 billion at December 31, 2020. The increase is attributable to net borrowings of $3.5 billion to fund growth initiatives and from our recent acquisition of a telecom tower operation in India. These increases were partially offset by the partial disposition of our Australian export terminal and a decrease in foreign denominated debt relative to the U.S. dollar during the year ended December 30, 2020.
Brookfield Infrastructure 123

Our partnership capital decreased by $0.5 billion to $6.6 billion at December 31, 2020. The decrease was due to the impact of foreign exchange which lowered partnership capital by $0.4 billion. In addition, income generated during the year and a gain of approximately $140 million on the partial disposition of our Chilean toll road business recognized directly in equity were offset by $1.1 billion of distributions paid during the year.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2020	2019	2018	2020 vs 2019	2019 vs 2018	2020	2019	2018	2020 vs 2019	2019 vs 2018
Canadian dollar	0.7853	0.7699	0.7331	2%	5%	0.7465	0.7538	0.7718	(1)%	(2)%
Brazilian real	0.1924	0.2481	0.2581	(22)%	(4)%	0.1939	0.2534	0.2736	(23)%	(7)%
British pound	1.3670	1.3255	1.2760	3%	4%	1.2840	1.2767	1.3350	1%	(4)%
Australian dollar	0.7694	0.7018	0.7050	10%	—%	0.6910	0.6953	0.7475	(1)%	(7)%
Indian rupee	0.0137	0.0140	0.0144	(2)%	(3)%	0.0135	0.0142	0.0146	(5)%	(3)%
As at December 31, 2020, our consolidated partnership capital of $21.7 billion was invested in the following currencies: United States dollars - 22%; Canadian dollars - 19%; Indian rupees - 17%; British pounds - 12%; Brazilian reais - 11%; Australian dollars - 9%; and other currencies - 10%. As a result of our currency hedging program, 46% of our partnership capital is effectively denominated in U.S. dollars. With exception of the Brazilian real and Indian rupee, currency exchange rates relative to the U.S. dollar at the end of 2020 were higher than December 31, 2019 for most of our significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations in these regions.
124 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Brazilian real	$(1,043)	$(198)	$(978)
British pound	103	76	(91)
Australian dollar	245	(13)	(176)
Canadian dollar	52	155	(100)
Indian rupee	27	(53)	1
Other	100	97	(233)
	(516)	64	(1,577)
Currency hedges(1)	(32)	(177)	161
	$(548)	$(113)	$(1,416)
Attributable to:
Unitholders	$(365)	$(125)	$(586)
Non-controlling interests	(183)	12	(830)
	$(548)	$(113)	$(1,416)

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the twelve-month period ended December 31, 2020 was a reduction to partnership capital of $548 million. The reduction of partnership capital recognized in other comprehensive income was primarily the result of the Brazilian real weakening relative to the U.S. dollar by 22% in the year.
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
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2020, the majority of the foreign currencies in which we operate weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.

Brookfield Infrastructure 125

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of proportionate information, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Rate Base	$5,199	$5,169	$3,960
Funds from Operations (FFO)(1)	659	672	571
Maintenance capital expenditures	(30)	(33)	(22)
Adjusted Funds from Operations (AFFO)(1)	$629	$639	$549
Return on rate base(2),(3)	12%	12%	12%

(1)Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
(2)    Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
(3)    Return on rate base excludes impact of connections revenue at our U.K. regulated distribution business, a return of capital component from earnings generated at our Brazilian regulated transmission business, and foreign exchange
Our partnership earns a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
The following table presents our utilities segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1)	$854	$850	$699
Funds from Operations (FFO)(1)	659	672	571

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
126 Brookfield Infrastructure

The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2020	2019	2018	2020	2019	2018
Commercial & Residential Distribution	$497	$492	$375	$401	$402	$305
Regulated Transmission	357	358	324	258	270	266
Total	$854	$850	$699	$659	$672	$571

(1)Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Rate base, start of period	$5,169	$3,960	$4,298
Acquisitions	—	832	707
Impact of asset sales	(162)	—	(969)
Capital expenditures commissioned	338	362	389
Inflation and other indexation	164	172	41
Regulatory depreciation	(87)	(81)	(23)
Foreign exchange and other	(223)	(76)	(483)
Rate base, end of period(1)	$5,199	$5,169	$3,960

(1)Rate base excludes our North American district energy operation as we agreed to sell the business in February 2021
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital backlog, start of period	$848	$853	$1,160
Impact of asset sales	(19)	—	(82)
Additional capital project mandates	360	624	363
Less: capital expenditures	(521)	(496)	(427)
Foreign exchange and other	(34)	(133)	(161)
Capital backlog, end of period	634	848	853
Construction work in progress	438	340	204
Total capital to be commissioned	$1,072	$1,188	$1,057
2020 vs. 2019
Adjusted EBITDA and FFO for our utilities segment benefited from inflation-indexation and capital commissioned into rate base over the last 12 months, the contribution to earnings from two acquisitions and higher exchange rates on our British pound hedge contracts. These positive impacts were more than offset by a delay in the recognition of connections revenue at our U.K. regulated distribution business, the loss of earnings associated with three asset sales and the impact of a decline in the Brazilian real, which reduced U.S. dollar results by approximately $50 million.

Brookfield Infrastructure 127

For the year ended December 31, 2020, our commercial and residential distribution operations generated Adjusted EBITDA of $497 million and FFO of $401 million, compared to $492 million and $402 million, respectively, in the prior year. Results benefited from inflation-indexation, capital commissioned into rate base in the last 12 months and higher exchange rates on our British pound hedge contracts. These positive factors were more than offset by lower connections activity at our U.K. regulated distribution business and the loss of earnings associated with the sales of our Colombian distribution utility and Australian district energy operation.
For the year ended December 31, 2020, our regulated transmission operations generated Adjusted EBITDA of $357 million and FFO of $258 million, compared to $358 million and $270 million, respectively, in 2019. Results benefited from inflation-indexation and the contribution from the acquisitions of a North American regulated transmission business and a natural gas pipeline in India. These positive factors were more than offset by the loss of earnings from the sale of our North American transmission operation and the impact of a weaker Brazilian real.
As of December 31, 2020, total capital to be commissioned into rate base was $1.1 billion compared to $1.2 billion as of December 31, 2019. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. Capital to be commissioned decreased as new connection mandates awarded during the period were more than offset by capital projects commissioned into rate base and the impact of foreign exchange. The largest contributors to capital expected to be commissioned into rate base are approximately $625 million at our U.K. regulated distribution business, $220 million at our Brazilian electricity transmission business and $145 million at our North American residential infrastructure business.
2019 vs. 2018
Adjusted EBITDA and FFO for our utilities segment benefited from organic growth of 11% primarily due to inflation-indexation, additions to rate base and strong connections activity at our U.K. regulated distribution business. Results also benefited from a full year contribution from our North American residential energy infrastructure business. Offsetting these positive factors were the impacts of the sale of a Chilean electricity transmission business and an Australian district energy business, which closed in 2018 and 2019 respectively, increased borrowing costs from a R$5 billion financing completed at our Brazilian regulated transmission business and foreign exchange which lowered U.S. dollar results by $17 million.
For the year ended December 31, 2019, our commercial and residential distribution operations generated Adjusted EBITDA of $492 million and FFO of $402 million, compared to $375 million and $305 million, respectively, in the year ended December 31, 2018. Adjusted EBITDA and FFO increased compared to the prior year primarily due to the impact of inflation-indexation, additions to the rate base and higher connections activity in our U.K. regulated distribution business. Results also benefited from a full year contribution from our recently acquired North American residential energy infrastructure business. Partially offsetting these positive factors was the sale of an Australian district energy business which closed in November 2019.
For the year ended December 31, 2019, our regulated transmission operations generated Adjusted EBITDA of $358 million and FFO of $270 million, compared to $324 million and $266 million, respectively, in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to the benefits of inflation-indexation, additions to rate base and the contribution from the acquisition of a natural gas pipeline in India. These increases were partially offset by the impacts of the sale of our Chilean electricity transmission business, incremental interest expense associated with the 2018 financing at our Brazilian regulated transmission business, and the impact of foreign exchange.
128 Brookfield Infrastructure

As of December 31, 2019, total capital to be commissioned into rate base was $1.2 billion compared to $1.1 billion as of December 31, 2018. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. The increase in total capital to be commissioned primarily related to the addition of almost 300,000 new utility connections at our U.K. regulated distribution business, 900 km of greenfield electricity transmission lines in Brazil and increased capital expenditures to grow the customer base at our North American residential infrastructure business. These increases were partially offset by capital expenditures made during the year and impact of foreign exchange. Our U.K. regulated distribution business and Brazilian electricity transmission business are the largest contributors at $670 million and $310 million, respectively.

Recent Developments
In January 2021, our partnership, alongside institutional investors, agreed to acquire a controlling stake in the largest independent residential infrastructure company in Germany. The company provides low-carbon heating solutions to over 20,000 customers and we plan to leverage this initial investment as a platform to grow residential heating and cooling solutions throughout Germany and the rest of continental Europe.
In February 2021, our partnership, alongside institutional partners, reached an agreement to sell our North American district energy business in two separate transactions for total consideration of $4.1 billion on an enterprise value basis. Gross proceeds attributable to the partnership are expected to be approximately $1.0 billion.
In February 2021, our partnership, alongside institutional partners, exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%.
Brookfield Infrastructure 129

Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Growth capital expenditures	$138	$178	$222
Adjusted EBITDA margin(1)	51%	52%	43%
Funds from Operations (FFO)(2)	590	603	586
Maintenance capital expenditures	(133)	(154)	(155)
Adjusted Funds from Operations (AFFO)(2)	$457	$449	$431

(1)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. It is calculated based on net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
(2)Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our transport segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1)	$806	$833	$787
Funds from Operations (FFO)(1)	590	603	586

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2020	2019	2018	2020	2019	2018
Rail	$328	$282	$261	$265	$215	$196
Toll Roads	216	314	319	142	223	238
Diversified Terminals	262	237	207	183	165	152
Total	$806	$833	$787	$590	$603	$586

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
130 Brookfield Infrastructure

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital backlog, start of period	$383	$529	$647
Impact of acquisitions	54	—	—
Additional capital project mandates	157	90	211
Less: capital expenditures	(138)	(178)	(222)
Foreign exchange and other	(35)	(58)	(107)
Capital backlog, end of period	421	383	529
Construction work in progress	333	199	175
Total capital to be commissioned	$754	$582	$704
2020 vs. 2019
Current year results benefited from higher volumes moved across our rail networks in Australia and Brazil, a favorable arbitration settlement at our U.K. port operation and the contributions from two recently completed acquisitions, our North American rail operation and U.S. LNG export terminal. These positive factors were more than offset by economic shutdown related traffic declines at our toll road businesses, the loss of earnings associated with the partial sale of our Chilean toll road operation and a decline in the Brazilian real, which reduced results by approximately $50 million.
For the year ended December 31, 2020, our rail business generated Adjusted EBITDA of $328 million and FFO of $265 million, compared to $282 million and $215 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO increased due to higher volumes moved on our rail networks in Brazil and Australia, and the contribution from our North American rail operation acquired in December 2019, partially offset by the impact of foreign exchange.
For the year ended December 31, 2020, our toll roads contributed Adjusted EBITDA of $216 million and FFO of $142 million, compared to $314 million and $223 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO decreased as a result of a partial sale of our Chilean toll road operation, the planned hand-back of a state concession at our Brazilian toll road operation, government restrictions on traffic flows and the impact of a lower Brazilian real.
For the year ended December 31, 2020, our diversified terminals reported Adjusted EBITDA of $262 million and FFO of $183 million, compared to $237 million and $165 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO increased primarily due to the recent acquisition of our U.S. LNG export terminal and favorable arbitration settlements at our U.K. operations. These positive factors were partially offset by the loss of income associated with the sale of our European port operation.
As of December 31, 2020, total capital to be commissioned was $754 million compared to $582 million as of December 31, 2019. Total capital to be commissioned increased due to capital project mandates awarded and the impact of acquisitions, partially offset by capital expenditures made during the period and the impact of foreign exchange. Our South American toll road businesses and our diversified terminals are the largest contributors to our capital to be commissioned over the next two to three years, at approximately $465 million and $275 million, respectively.
Brookfield Infrastructure 131

2019 vs. 2018
Results grew organically by 5% as a result of increased agricultural volumes moved across our rail network in Australia and Brazil, GDP-linked volume growth and inflation-indexation at our diversified terminals and higher traffic and tariffs across our global toll road portfolio. Results also benefited from higher exchange rates on our Australian dollar contracts. These positive factors were partially offset by the loss of earnings associated with the sale of a 17% interest in our Chilean toll road operation and a European port operation during 2019.
For the year ended December 31, 2019, our rail business generated Adjusted EBITDA of $282 million and FFO of $215 million, compared to $261 million and $196 million, respectively, during the same period in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to higher agricultural volumes in Australia and Brazil, lower tariff relief provided to a large customer as a result of improved iron ore prices and higher hedge rates on our Australian dollar contracts. These positive impacts were partially offset by the loss of two Australian mineral customer contracts in the first half of 2018 and the impact of a weaker Brazilian real.
For the year ended December 31, 2019, our toll roads contributed Adjusted EBITDA of $314 million and FFO of $223 million, compared to $319 million and $238 million, respectively, during the same period in 2018. Adjusted EBITDA and FFO decreased compared to the prior year as inflationary tariff increases and traffic growth across our portfolio were more than offset by the impacts of the sale of a partial interest in our Chilean operation and foreign exchange.
For the year ended December 31, 2019, our diversified terminal operations reported Adjusted EBITDA of $237 million and FFO of $165 million, compared to $207 million and $152 million, respectively, during the same period in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to improved volumes at our U.K. and North American operations, higher tariffs in Australia and the positive impact of higher rates on our Australian dollar and British pound contracts. These positive factors were partially offset by the loss of earnings associated with the June sale of a European port operation.
As of December 31, 2019, total capital to be commissioned was $582 million compared to $704 million as of December 31, 2018. Total capital to be commissioned decreased as capital project mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our South American toll road businesses and our diversified terminals are the largest contributors to our capital to be commissioned over the next two to three years, at approximately $510 million and $60 million, respectively.

132 Brookfield Infrastructure

Results of Operations
The following table presents our proportionate share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Growth capital expenditures	$145	$91	$96
Adjusted EBITDA margin(1)	66%	65%	59%
Funds from Operations (FFO)(2)	289	244	206
Maintenance capital expenditures	(92)	(84)	(59)
Adjusted Funds from Operations (AFFO)(2)	$197	$160	$147

(1)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
(2)Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our midstream segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1)	$379	$320	$257
Funds from Operations (FFO)(1)	289	244	206

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital backlog, start of period	$161	$223	$113
Impact of acquisitions	—	—	61
Additional capital project mandates	18	25	161
Less: capital expenditures	(145)	(91)	(96)
Foreign exchange and other	(26)	4	(16)
Capital backlog, end of period	8	161	223
Construction work in progress	121	93	45
Total capital to be commissioned	$129	$254	$268
Brookfield Infrastructure 133

2020 vs. 2019
For the year ended December 31, 2020, our midstream operations generated Adjusted EBITDA of $379 million and FFO of $289 million, compared to $320 million and $244 million, respectively, during the same period in 2019. FFO at our midstream operations grew organically by 13%, despite a challenging operating environment. Results benefited from strong transportation volumes and improved storage spreads across our portfolio, as well as the commissioning of two growth projects in the fourth quarter of 2020 at our U.S. gas pipeline. Results also benefited from the acquisition of the federally regulated portion of our Western Canadian midstream business acquired in December 2019.
As of December 31, 2020, total capital to be commissioned was $129 million compared to $254 million as of December 31, 2019. Total capital to be commissioned decreased primarily as a result of capital projects commissioned at our U.S. gas pipeline during the period. These projects involved system enhancements to increase deliverability to Gulf Coast LNG facilities and a 17-mile extension of our pipeline into the Permian basin. Additionally, the business has substantially completed the second phase of its Gulf Coast expansion which will further increase transport capabilities in the region.
2019 vs. 2018
For the year ended December 31, 2019, our midstream operations generated Adjusted EBITDA of $320 million and FFO of $244 million, compared to $257 million and $206 million, respectively, during the same period in 2018. Adjusted EBITDA and FFO increased versus prior year due to strong transportation volumes, the commissioning of the Gulf Coast expansion project at our U.S. gas pipeline and the contribution from the acquisition of the provincially regulated portion of our Western Canadian midstream energy business. These positive results were partially offset by the impact of lower spreads at our gas storage operations.
As of December 31, 2019, total capital to be commissioned was $254 million compared to $268 million as of December 31, 2018. Total capital to be commissioned decreased as new mandates awarded were more than offset by capital expenditures made during the period.

Recent Developments
In March 2021, Brookfield Infrastructure, alongside our joint venture partner Kinder Morgan Inc. (“KMI”), sold an approximate 13% interest in our U.S. gas pipeline operation for net proceeds of approximately $410 million. Upon closing, KMI and Brookfield Infrastructure will each hold a 37.5% interest in our U.S. gas pipeline operation and KMI will continue to operate the pipeline.
134 Brookfield Infrastructure

Results of Operations
The following table presents our proportionate share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Growth capital expenditures	$131	$104	$52
Adjusted EBITDA margin(1)	51%	52%	55%
Funds from Operations (FFO)(2)	196	136	77
Maintenance capital expenditures	(26)	(17)	(13)
Adjusted Funds from Operations (AFFO)(2)	$170	$119	$64

(1)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.
(2)Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents our data segment’s proportionate share of financial results:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1)	$266	$175	$93
Funds from Operations (FFO)(1)	196	136	77

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO(1)
US$ MILLIONS	2020	2019	2018	2020	2019	2018
Data Transmission and Distribution	$213	$121	$93	$163	$101	$77
Data Storage	53	54	—	33	35	—
Total	$266	$175	$93	$196	$136	$77

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
Brookfield Infrastructure 135

The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital backlog, start of period	$152	$200	$198
Impact of acquisitions	144	27	—
Additional capital project mandates	180	59	109
Less: capital expenditures	(131)	(104)	(52)
Foreign exchange and other	22	(30)	(55)
Capital backlog, end of period	367	152	200
Construction work in progress	48	41	14
Total capital to be commissioned	$415	$193	$214
2020 vs. 2019
Results increased organically from new points-of-presence added and the roll-out of our fiber-to-the-home strategy at our French telecom operations and the completion of three newly constructed data centers in South America. Results also benefited from the contribution of several recently completed acquisitions and higher rates on our Euro denominated FFO hedge contracts. Recent acquisitions include our Indian telecom tower operation as well as data distribution businesses in New Zealand and the U.K.
For the year ended December 31, 2020, our data transmission and distribution business generated Adjusted EBITDA of $213 million and FFO of $163 million, compared to $121 million and $101 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO increased due to approximately 280 new tower sites added and approximately 150,000 new fiber plugs commissioned at our French telecom business and the benefit of higher rates on Euro denominated FFO hedge contracts. Results also benefited from the contributions from telecom businesses acquired in India, New Zealand and the U.K.
For the year ended December 31, 2020, our data storage business contributed Adjusted EBITDA of $53 million and FFO of $33 million compared to $54 million and $35 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO decreased as the contribution from recently commissioned data centers in South America were more than offset by lower sales at our U.S. operation.
As of December 31, 2020, total capital to be commissioned was $415 million compared to $193 million as of December 31, 2019. Total capital to be commissioned increased as the impact of acquisitions and capital project mandates awarded was partially offset by capital expenditures made during the period.
2019 vs. 2018
For the year ended December 31, 2019, results for the data segment benefited from organic growth of 6% due to the contribution from capital expenditure projects commissioned into earnings and inflationary price increases at our French telecom business. Results also benefited from the initial contributions from capital deployed in an integrated telecom business in New Zealand and data centers in the U.S., South America and Asia Pacific.
136 Brookfield Infrastructure

For the year ended December 31, 2019, our data transmission and distribution business generated Adjusted EBITDA of $121 million and FFO of $101 million, compared to $93 million and $77 million, respectively, during the same period in 2018. Adjusted EBITDA and FFO increased compared to the prior year due to the benefits of inflationary price increases, new points-of-presence (“PoP”) added to our existing tower portfolio and the roll-out of our build-to-suit tower strategy targeted towards large telecom customers at our French telecom business. Additionally, current year results include the contribution from an integrated data distribution business based in New Zealand.
For the year ended December 31, 2019, our data storage business contributed Adjusted EBITDA of $54 million and FFO of $35 million. The results reflected the initial contributions from data centers acquired in Brazil, Asia Pacific and the U.S.
As of December 31, 2019, total capital to be commissioned was $193 million compared to $214 million as of December 31, 2018. Total capital to be commissioned decreased as the impact of acquisitions and capital project mandates awarded was more than offset by capital expenditures made during the period.

The following table presents the components of our corporate segment, on a proportionate basis for the twelve months ended:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Adjusted EBITDA(1)	$(312)	$(279)	$(223)
Funds from Operations (FFO)(1)	(280)	(271)	(209)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
2020 vs. 2019
For the year ended December 31, 2020, Adjusted EBITDA and FFO for our Corporate segment were losses of $312 million and $280 million, respectively, versus losses of $279 million and $271 million, respectively, in 2019. Adjusted EBITDA and FFO decreased from the prior year as realized gains on corporate financial assets were more than offset by a higher base management fee. During the year we deployed over $600 million ($350 million net of margin) into attractively valued financial assets. We sold approximately 40% during the year and realized gains of approximately $60 million.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased from the prior year due to a larger capitalization as a result of a higher unit price and capital market activity used to fund new growth initiatives.
2019 vs. 2018
For the year ended December 31, 2019, Adjusted EBITDA and FFO for our Corporate segment were losses of $279 million and $271 million, respectively, versus losses of $223 million and $209 million, respectively, in 2018. Adjusted EBITDA and FFO decreased from the year ended December 31, 2018 primarily due to a higher base management fee.
Brookfield Infrastructure 137

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
138 Brookfield Infrastructure

For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Metrics	2020	2019	2018
Net income(1)	$394	$233	$410
Net income per limited partnership unit(2)	0.35	0.06	0.53
Funds from Operations (FFO)(3)	1,454	1,384	1,231
Per unit FFO(4)	3.13	3.06	2.80
Adjusted Funds from Operations (AFFO)(5)	1,173	1,096	982
Return on invested capital(6)	12%	12%	11%
Adjusted EBITDA(7)	1,993	1,899	1,613
Adjusted earnings(8)	621	591	509
Adjusted earnings per unit(4)	1.34	1.30	1.16
Distributions per unit(9)	1.94	1.81	1.69
FFO payout ratio(10)	78%	74%	75%
AFFO payout ratio(11)	97%	94%	94%

(1)Includes net income attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—BIPC exchangeable shares, general partner and limited partners.
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2020 were 294.7 million (2019: 285.6 million, 2018: 276.9 million).
(3)FFO is defined as net income excluding the impact of depreciation and amortization deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.
(4)Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, during the year ended December 31, 2020, were 464.9 million units outstanding (2019: 452.9 million, 2018: 439.3 million, 2017: 418.7 million, 2016: 385.8 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, BIPC exchangeable shares and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the year ended December 31, 2020, were 418.4 million (2019: 407.6 million, 2018: 395.4 million, 2017: 376.8 million, 2016: 347.2 million).
(5)AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to AFFO.
(6)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2020 was $122 million (2019: $109 million, 2018: $87 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(7)Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to Adjusted EBITDA.
(8)Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation from net income to Adjusted Earnings.
(9)On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 46.3 million BIPC exchangeable shares. Current and historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.
(10)FFO payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(11)AFFO payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

Brookfield Infrastructure 139

For the year ended December 31, 2020, FFO totaled $1.45 billion ($3.13 per unit) compared to $1.38 billion ($3.06 per unit) in 2019 and $1.23 billion ($2.80 per unit) in 2018. We closed two large transactions in 2020, including the acquisition of an Indian telecom towers business and a U.S. LNG export terminal. Despite a challenging backdrop, FFO for the year increased by $70 million, or 5% year-over-year, and FFO per unit increased by 2%. Results for the year benefited from organic growth of 6%, the contribution from capital deployed across all segments and realized gains on our financial asset portfolio. The single largest negative impact on results was a 23% depreciation in the Brazilian real, which reduced U.S. denominated FFO by approximately $100 million. Results were further impacted by a temporary loss of earnings caused by global economic shutdowns in the first half of the year. Distributions paid in 2020 of $1.94 per unit represent an increase of 7% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 78% which exceeded our target range of 60-70% due to the impact of a lower Brazilian real, economic shutdowns and the timing of capital deployment. Removing the impact of these factors reduces the payout ratio to approximately 68%.

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the year ended December 31,
Statement of Operating Results(1)	2020	2019	2018
Net income (loss) by segment
Utilities	$220	$303	$227
Transport	85	90	48
Midstream	95	190	34
Data	32	(13)	6
Corporate	(38)	(337)	95
Net income	$394	$233	$410
Adjusted EBITDA by segment
Utilities	$854	$850	$699
Transport	806	833	787
Midstream	379	320	257
Data	266	175	93
Corporate	(312)	(279)	(223)
Adjusted EBITDA	$1,993	$1,899	$1,613
FFO by segment
Utilities	$659	$672	$571
Transport	590	603	586
Midstream	289	244	206
Data	196	136	77
Corporate	(280)	(271)	(209)
FFO	$1,454	$1,384	$1,231

(1)The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS.
140 Brookfield Infrastructure

	As of
US$ MILLIONS	December 31, 2020	December 31, 2019
Statement of Financial Position(1)
Total assets by segment
Utilities	$6,814	$6,679
Transport	9,155	7,962
Midstream	3,829	3,689
Data	3,338	2,204
Corporate	(2,062)	(1,284)
Total assets	$21,074	$19,250
Net debt by segment
Utilities	$3,918	$3,567
Transport	4,946	3,904
Midstream	1,584	1,562
Data	1,343	886
Corporate	2,694	2,202
Net Debt	$14,485	$12,121
Partnership capital by segment
Utilities	$2,896	$3,112
Transport	4,209	4,058
Midstream	2,245	2,127
Data	1,995	1,318
Corporate	(4,756)	(3,486)
Partnership capital	$6,589	$7,129

(1)The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS.
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
Brookfield Infrastructure 141

We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate proportionate results differently than we do.
Proportionate debt is presented based on our proportionate share of borrowing obligations relating to our investments in various portfolio businesses. Proportionate net debt is proportionate debt net of our proportionate share of cash. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We provide proportionate debt and net debt measures because we believe it assists investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our proportionate presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our company may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate proportionate debt for all of our portfolio investments; and
•Other companies may calculate proportionate debt differently than we do.
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
See the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
142 Brookfield Infrastructure

We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and
•FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
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
Brookfield Infrastructure 143

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
144 Brookfield Infrastructure

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

	For the year ended December 31,
US$ MILLIONS(1)	2020	2019	2018
Net income	$904	$650	$806
Add back or deduct the following:
Depreciation and amortization	1,705	1,214	801
Share of (earnings) losses from investments in associates and joint ventures(2)	(131)	(224)	13
FFO contribution from investments in associates and joint ventures(2)	585	591	546
Income tax expense	291	278	364
Mark-to-market on hedging items and other	(218)	101	20
Gain on sale of associate	—	—	(338)
Other expense	(87)	(28)	(34)
Consolidated Funds from Operations	3,049	2,582	2,178
FFO attributable to non-controlling interests(3)	(1,595)	(1,198)	(947)
FFO	1,454	1,384	1,231
Maintenance capital expenditures	(281)	(288)	(249)
AFFO	$1,173	$1,096	$982
Return of capital	(122)	(109)	(87)
AFFO less return of capital	$1,051	$987	$895

(1)Please see Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.
(2)These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
(3)By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within this section.
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
Brookfield Infrastructure 145

For the year ended December 31, 2020, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, and FFO contribution from investments in associates and joint ventures. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth. FFO contribution from investments in associates and joint ventures decreased from the prior year as a result of the disposition of our European port operation in June 2019 and the impact of foreign exchange, partially offset by contributions from recent acquisitions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $281 million (2019: $288 million, 2018: $249 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the year ended December 31,
US$ MILLIONS(1)	2020	2019	2018	2017	2016
Net income	$904	$650	$806	$574	$528
Add back or deduct the following:
Depreciation and amortization	1,705	1,214	801	671	447
Interest expense	1,179	904	555	428	392
Share of (earnings) losses from investments in associates and joint ventures(2)	(131)	(224)	13	(118)	(248)
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	779	775	691	763	660
Income tax expense	291	278	364	173	15
Mark-to-market on hedging items and other	(218)	101	20	59	(248)
Gain on sale of associates	—	—	(338)	—	—
Consolidated Adjusted EBITDA	4,509	3,698	2,912	2,550	1,546
Adjusted EBITDA attributable to non-controlling interests(3)	(2,516)	(1,799)	(1,299)	(986)	(224)
Adjusted EBITDA	$1,993	$1,899	$1,613	$1,564	$1,322

(1)Please see Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.
(2)These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.
(3)By adjusting Adjusted EBITDA attributable to non-controlling interests, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within this section.
146 Brookfield Infrastructure

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
For the year ended December 31, 2020, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. Interest expense increased from the prior year due to additional asset-level borrowings used to fund new investments and organic growth opportunities. Both Adjusted EBITDA from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests increased from the prior year as a result of acquisitions completed during the past 12 months and organic growth, partially offset by the impact of foreign exchange and the disposition of our European port operation in June 2019.
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018	2017	2016
Net income attributable to partnership(1)	$394	$233	$410	$125	$487
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	486	414	343	352	300
Mark-to-market on hedging items and other	167	(8)	(35)	106	(17)
Gain on sale of subsidiaries or ownership changes	(426)	(48)	(209)	(14)	(265)
Adjusted earnings	$621	$591	$509	$569	$505

(1)Includes net income attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests - BIPC exchangeable shares, general partner and limited partners.
The difference between net income attributable to our partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to application of the revaluation model and acquisition accounting of $486 million (2019: $414 million, 2018: $343 million, 2017: $352 million, 2016: $300 million), mark-to-market losses on hedging items and other of $167 million (2019: gains of $8 million, 2018: gains of $35 million, 2017: losses of $106 million, 2016: gains of $17 million) and gains on the sale of subsidiaries or changes in ownership of $426 million (2019: $48 million, 2018: $209 million, 2017: $14 million, 2016: $265 million). Adjusted earnings for the year ended December 31, 2020 benefited from organic growth and contributions from capital deployed across all segments, partially offset by the impact of foreign exchange.

Brookfield Infrastructure 147

Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO and Adjusted Earnings per unit.
The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2020	2019	2018	2017	2016
Net income (loss) per limited partnership unit(2)	$0.35	$0.06	$0.53	$(0.04)	$1.01
Add back or deduct the following:
Depreciation and amortization	2.22	1.98	1.73	1.73	1.58
Deferred income taxes	(0.01)	0.17	(0.03)	0.02	(0.01)
Mark-to-market on hedging items	0.01	(0.05)	(0.28)	0.25	(0.04)
Gain on sale of associates	—	—	(0.48)	—	—
Valuation losses (gains) and other	0.56	0.90	1.33	0.83	(0.09)
Per unit FFO(3)	$3.13	$3.06	$2.80	$2.79	$2.45

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Relevant Measures—Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s consolidated statements of operating results.
(2)During the year ended December 31, 2020, on average there were 294.7 million limited partnership units outstanding (2019: 285.6 million, 2018: $276.9 million, 2017: 264.6 million, 2016: 244.7 million). Net income (loss) per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
(3)Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, during the year ended December 31, 2020, were 464.9 million units outstanding (2019: 452.9 million, 2018: 439.3 million, 2017: 418.7 million, 2016: 385.8 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, BIPC exchangeable shares and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the year ended December 31, 2020, were 418.4 million (2019: 407.6 million, 2018: 395.4 million, 2017: 376.8 million, 2016: 347.2 million).
The following table reconciles net income (loss) per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2020	2019	2018	2017	2016
Net income (loss) per limited partnership unit(1)	$0.35	$0.06	$0.53	$(0.04)	$1.01
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	1.05	0.91	0.78	0.84	0.78
Mark-to-market on hedging items and other	0.86	0.44	0.33	0.59	0.21
Gains on sale of subsidiaries or ownership changes	(0.92)	(0.11)	(0.48)	(0.03)	(0.69)
Adjusted earnings per unit(2)	$1.34	$1.30	$1.16	$1.36	$1.31

(1)During the year ended December 31, 2020, on average there were 294.7 million limited partnership units outstanding (2019: 285.6 million, 2018: $276.9 million, 2017: $264.6 million, 2016: $244.7 million). Net income (loss) per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Average units outstanding, adjusted for the BIPC special distribution as if it had been completed prior to the periods presented, during the year ended December 31, 2020, were 464.9 million units outstanding (2019: 452.9 million, 2018: 439.3 million, 2017: 418.7 million, 2016: 385.8 million), being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units, BIPC exchangeable shares and the general partner units. Average units outstanding, prior to the impact of the special distribution, for the year ended December 31, 2020, were 418.4 million (2019: 407.6 million, 2018: 395.4 million, 2017: 376.8 million, 2016: 347.2 million).
148 Brookfield Infrastructure

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018	2017	2016
Partnership Capital	$21,673	$22,177	$14,668	$13,474	$9,644
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(13,954)	(14,113)	(7,303)	(5,875)	(2,771)
Deficit	2,752	2,048	1,228	1,366	697
Accumulated other comprehensive income	(731)	(705)	(328)	(1,257)	(1,074)
Ownership changes	(527)	(398)	(109)	(109)	(109)
Invested Capital	$9,213	$9,009	$8,156	$7,599	$6,387
Invested capital has increased as a result of the issuance of units, net of repurchases, of $9 million as well as the net issuance of $195 million preferred units.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Opening balance	$9,009	$8,156	$7,599
Issuance of preferred units, net of repurchases	195	72	341
Repurchases of limited partnership units and redeemable partnership units, net of issuances	9	781	(16)
Issuance of Exchange LP Units	—	—	232
Ending balance	$9,213	$9,009	$8,156
Weighted Average Invested Capital	$9,067	$8,563	$7,858
Our partnership has met its investment return objectives with return on Invested Capital of 12% for the year ended December 31, 2020 (2019: 12%, 2018: 11%).

Brookfield Infrastructure 149

OTHER RELEVANT MEASURES
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020			2019	2018
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
BIPC exchangeable shares/units outstanding	44.9	420.1	465.0	418.3	399.2
Price(3)	$72.30	$49.40	$—	$49.99	$34.53
Market capitalization	$3,246	$20,753	$23,999	20,911	13,784
Preferred units and preferred shares(4)	—	1,202	1,202	1,007	936
Proportionate net debt(5)	2,201	12,284	14,485	12,121	10,098
Enterprise value	$5,447	$34,239	$39,686	$34,039	$24,818

(1)Includes BIPC exchangeable shares.
(2)Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP units.
(3)Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
(4)Includes $1,130 million of preferred units and $72 million of preferred shares.
(5)Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
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

150 Brookfield Infrastructure

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See the “Discussion of Segment Reconciling Items” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues	$1,434	$1,573	$572	$519	$—	$4,098	$(1,379)	$6,166	$8,885
Costs attributed to revenues	(580)	(767)	(193)	(253)	—	(1,793)	600	(3,650)	(4,843)
General and administrative costs	—	—	—	—	(312)	(312)	—	—	(312)
Adjusted EBITDA	854	806	379	266	(312)	1,993	(779)	2,516
Other (expense) income	(43)	(2)	3	(1)	127	84	17	(188)	(87)
Interest expense	(152)	(214)	(93)	(69)	(95)	(623)	177	(733)	(1,179)
FFO	659	590	289	196	(280)	1,454	(585)	1,595
Depreciation and amortization	(268)	(419)	(153)	(194)	—	(1,034)	471	(1,142)	(1,705)
Deferred taxes	(80)	30	(10)	74	(11)	3	(65)	8	(54)
Mark-to-market on hedging items and other	(91)	(116)	(31)	(44)	253	(29)	48	49	68
Share of losses from associates	—	—	—	—	—	—	131	—	131
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(510)	(510)
Net income (loss) attributable to partnership(2)	$220	$85	$95	$32	$(38)	$394	$—	$—	$394
Brookfield Infrastructure 151

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues	$1,432	$1,614	$491	$336	$—	$3,873	$(1,424)	$4,148	$6,597
Costs attributed to revenues	(582)	(781)	(171)	(161)	—	(1,695)	649	(2,349)	(3,395)
General and administrative costs	—	—	—	—	(279)	(279)	—	—	(279)
Adjusted EBITDA	850	833	320	175	(279)	1,899	(775)	1,799
Other (expense) income	(31)	(3)	10	3	91	70	11	(109)	(28)
Interest expense	(147)	(227)	(86)	(42)	(83)	(585)	173	(492)	(904)
FFO	672	603	244	136	(271)	1,384	(591)	1,198
Depreciation and amortization	(264)	(370)	(131)	(129)	(1)	(895)	399	(718)	(1,214)
Deferred taxes	(41)	25	(55)	10	(16)	(77)	52	(3)	(28)
Mark-to-market on hedging items and other	(64)	(168)	132	(30)	(49)	(179)	(84)	(60)	(323)
Share of earnings from associates	—	—	—	—	—	—	224	—	224
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(417)	(417)
Net income (loss) attributable to partnership(2)	$303	$90	$190	$(13)	$(337)	$233	$—	$—	$233
152 Brookfield Infrastructure

	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues	$1,070	$1,831	$434	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(371)	(1,044)	(177)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	699	787	257	93	(223)	1,613	(691)	1,299
Other (expense) income	(25)	2	17	(4)	72	62	11	(107)	(34)
Interest expense	(103)	(203)	(68)	(12)	(58)	(444)	134	(245)	(555)
FFO	571	586	206	77	(209)	1,231	(546)	947
Depreciation and amortization	(211)	(361)	(114)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(34)	38	(9)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(99)	(215)	(49)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associates, net of tax	—	—	—	—	209	209	—	—	209
Share of earnings from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(2)	$227	$48	$34	$6	$95	$410	$—	$—	$410

(1)The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Includes net income (loss) attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests—BIPC exchangeable shares, general partner and limited partners.

Brookfield Infrastructure 153

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

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
AS AT DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,814	$9,155	$3,829	$3,338	$(2,062)	$21,074	$(4,895)	$37,851	$7,301	$61,331

	Total Attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
AS AT DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,679	$7,962	$3,689	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

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

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(51)	$(293)	$(262)	$(173)	$—	$(779)
Attribution to non-controlling interest	1,189	804	249	274	—	2,516
Adjusted EBITDA	1,138	511	(13)	101	—	1,737
Adjustments to items comprising FFO(2)
Contributions from investments in associates	21	89	52	32	—	194
Attribution to non-controlling interest	(353)	(301)	(94)	(173)	—	(921)
FFO	806	299	(55)	(40)	—	1,010
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	30	204	210	141	—	585
Attribution to non-controlling interest	(836)	(503)	(155)	(101)	—	(1,595)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—
154 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(37)	$(371)	$(240)	$(127)	$—	$(775)
Attribution to non-controlling interest	1,292	246	169	92	—	1,799
Adjusted EBITDA	1,255	(125)	(71)	(35)	—	1,024
Adjustments to items comprising FFO(2)
Contributions from investments in associates	16	92	54	22	—	184
Attribution to non-controlling interest	(355)	(134)	(53)	(59)	—	(601)
FFO	916	(167)	(70)	(72)	—	607
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	21	279	186	105	—	591
Attribution to non-controlling interest	(937)	(112)	(116)	(33)	—	(1,198)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(50)	$(339)	$(212)	$(90)	$—	$(691)
Attribution to non-controlling interest	1,019	204	76	—	—	1,299
Adjusted EBITDA	969	(135)	(136)	(90)	—	608
Adjustments to items comprising FFO(2)
Contributions from investments in associates	12	75	48	10	—	145
Attribution to non-controlling interest	(245)	(92)	(15)	—	—	(352)
FFO	736	(152)	(103)	(80)	—	401
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	38	264	164	80	—	546
Attribution to non-controlling interest	(774)	(112)	(61)	—	—	(947)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

(1)Revenues, costs attributed to revenues, general and administrative costs.
(2)Other income, interest expense and cash taxes.
(3)Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.
Brookfield Infrastructure 155

2020 vs. 2019
Contributions from investments in associates and joint ventures decreased in 2020 compared to 2019 as incremental earnings associated with recent acquisitions and organic growth initiatives were offset by lower earnings at our Brazilian toll road due to the 2020 expiry of one of our state road concessions and the sale of our European port operation in June 2019.
During the year ended December 31, 2020, attribution to non-controlling interest increased as compared to the same period in 2019. The increase is primarily attributable to acquisitions completed over the past 12 months.
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
156 Brookfield Infrastructure

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2020 and 2019.
Our group-wide liquidity at December 31, 2020 consisted of the following:

	As of
US$ MILLIONS	December 31, 2020	December 31, 2019
Corporate cash and financial assets	$464	$273
Committed corporate credit facility	2,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	(1,131)	(820)
Commitments under corporate credit facility	(63)	(54)
Deposit from parent	(545)	—
Proportionate cash retained in businesses	502	406
Proportionate availability under subsidiary credit facilities	767	687
Group-wide liquidity	$3,469	$2,967
At December 31, 2020, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $3.5 billion, an increase from $3.0 billion at December 31, 2019, primarily the result of securing an incremental $1 billion bulge facility to enhance liquidity during the economic shutdown. At the corporate level, we ended 2020 with $2.2 billion of liquidity, an increase of $0.3 billion compared to the prior year.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2020, scheduled principal repayments over the next five years are as follows:

December 31, 2020 US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Corporate borrowings	7	$—	$—	$—	$550	$—	$1,492	$2,042
Non-recourse borrowings	8	1,052	881	2,767	2,015	3,554	9,908	20,177

(1)Corporate borrowing and the average term to maturity are presented on a pro-forma basis to exclude draws of $1,131 million on our corporate credit facilities and deferred financing costs and other.
Brookfield Infrastructure 157

Proportionate debt is presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, proportionate debt is expected to provide useful information as to how the partnership has financed its businesses at the asset-level. The only differences between consolidated debt presented under IFRS and proportionate debt are the adjustments to remove the share of debt of consolidated investments not held by our partnership and to add proportionate debt of investments in associates. Management utilizes proportionate debt in understanding the capital structure of our underlying investments that are consolidated in our financial statements, but are not wholly-owned, and our investments in associates and joint ventures. Proportionate debt provides useful information as to how our partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage.
Proportionate debt, a non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2020	December 31, 2019
Consolidated debt	$23,178	$21,019
Add: proportionate share of debt of investments in associates:
Utilities	491	455
Transport	3,247	1,158
Midstream	968	972
Data	769	688
Add: proportionate share of debt directly associated with assets held for sale	—	104
Less: borrowings attributable to non-controlling interest(1)	(12,876)	(11,094)
Premium on debt and cross currency swaps	(326)	(502)
Proportionate debt	$15,451	$12,800

(1)Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.
158 Brookfield Infrastructure

On a proportionate basis as of December 31, 2020, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2021	2022	2023	2024	2025	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	7	$—	$—	$—	$550	$—	$1,492	$2,042
Total recourse borrowings	7	—	—	—	550	—	1,492	2,042
Non-recourse borrowings(2)
Utilities
Regulated Transmission	9	68	45	327	278	25	367	1,110
Commercial & Residential Distribution	12	90	82	320	235	260	1,940	2,927
	11	158	127	647	513	285	2,307	4,037
Transport
Rail	4	142	179	201	267	176	397	1,362
Toll Roads	9	128	88	134	150	119	524	1,143
Diversified Terminals	5	4	180	238	844	579	881	2,726
	5	274	447	573	1,261	874	1,802	5,231

Midstream	6	3	353	165	42	313	733	1,609

Data
Data Transmission & Distribution	7	—	206	43	301	60	530	1,140
Data Storage	4	53	24	49	2	148	—	276
	6	53	230	92	303	208	530	1,416
Total non-recourse borrowings(2),(3)	7	488	1,157	1,477	2,119	1,680	5,372	12,293
Total borrowings(4)	7	$488	$1,157	$1,477	$2,669	$1,680	$6,864	$14,335
Proportionate net debt		3%	8%	10%	19%	12%	48%	100%

(1)Corporate borrowing and the average term to maturity are presented on a pro-forma basis to exclude draws of $1,131 million on our corporate credit facilities and deferred financing costs and other. The calculation of net debt in the table below excludes these pro-forma adjustments.
(2)Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(3)As of December 31, 2020, approximately $100 million of proportionate net debt was in breach of asset-level financial covenants. This equates to less than 1% of total proportionate debt of the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
(4)As of December 31, 2020, approximately 39% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 27% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 17% of our total borrowings, inclusive of the impact of interest rate swaps.
Our debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio as of December 31, 2020 was 61% (December 31, 2019: 57%). The weighted average cash interest rate is 4.2% for the overall business (December 31, 2019: 4.5%), in which our utilities, transport, midstream, data and corporate segments were 3.8%, 4.8%, 5.6%, 4.7%, and 3.1%, respectively (December 31, 2019: 4.3%, 5.2%, 5.5%, 3.7%, and 3.6%, respectively).

Brookfield Infrastructure 159

Our net debt, a non-IFRS measure used to assess proportionate debt net of our proportionate share of cash, as at December 31, 2020 is as follows:

	As of
US$ MILLIONS	December 31, 2020	December 31, 2019
Proportionate borrowings
Utilities	$4,037	$3,727
Transport	5,231	4,079
Midstream	1,609	1,588
Data	1,416	931
Corporate	3,158	2,475
Total proportionate debt	$15,451	$12,800
Proportionate cash retained in businesses
Utilities	$119	$160
Transport	285	175
Midstream	25	26
Data	73	45
Corporate	464	273
Total proportionate cash retained	$966	$679
Proportionate net debt
Utilities	$3,918	$3,567
Transport	4,946	3,904
Midstream	1,584	1,562
Data	1,343	886
Corporate	2,694	2,202
Total proportionate net debt	$14,485	$12,121

160 Brookfield Infrastructure

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2020. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2020 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	INR	Other
Gross Equity Investments - US$	$3,565	$1,711	$159	$1,890	$1,575	$1,301	$893	$722	$259
Corporate Items - US$	(4,284)	—	—	—	—	—	—	—	—
Equity Investment - US$	(719)	1,711	159	1,890	1,575	1,301	893	722	259
FX contracts - US$	4,331	(1,008)	(159)	(844)	—	(1,292)	(756)	(143)	(129)
Net unhedged - US$	$3,612	$703	$—	$1,046	$1,575	$9	$137	$579	$130
% of equity investment hedged	N/A	59%	100%	45%	—%	99%	85%	20%	50%

(1)USD net equity investment excludes $195 million of preferred units.
(2)CAD net equity investment excludes $1,007 million of preferred units and preferred shares.
(3)Includes medium-term notes, draws on our revolving credit facility, the deposit from our parent and working capital at the corporate level.
At December 31, 2020, 46% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2020, we recorded losses in comprehensive income of $154 million related to these contracts (2019: losses of $11 million, 2018: gains of $257 million).
For additional information, see Note 7, “Fair Value of Financial Instruments”, Note 33, “Derivative Financial Instruments” and Note 34, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.

Brookfield Infrastructure 161

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
Commodity Risk
Some of our operations are critically linked to the transport or production of key commodities. For example, in the long-term, our Australian rail operation relies on demand for iron ore exports and our North American natural gas transmission operation relies on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are not always able to be achieved, and in any event, the contract terms are finite and may include suspension or termination rights in favor of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. See Item 4.B “Business Overview” for more information.
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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has $2.975 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
162 Brookfield Infrastructure

The following table reconciles changes in our proportionate cash for the year:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Funds from Operations (FFO)	$1,454	$1,384	$1,231
Maintenance capital	(281)	(288)	(249)
Funds available for distribution (AFFO)	1,173	1,096	982
Distributions paid	(1,134)	(1,027)	(919)
Funds available for reinvestment	39	69	63
Growth capital expenditures	(935)	(869)	(797)
Debt funding of growth capex	538	497	356
Non-recourse debt issuances	54	111	209
Proceeds from asset sales	370	780	1,033
New investments	(976)	(1,761)	(1,040)
Draws (repayments) on corporate credit facility	311	310	(279)
Partnership unit repurchases, net of issuances	9	781	(16)
Proceeds from debt issuances, net of repayments	298	87	283
Preferred unit and preferred shares issued, net of repurchases	195	72	341
Deposit received from parent	545	—	—
Impact of foreign currency movements	(45)	(6)	(164)
Changes in working capital and other	(116)	(34)	56
Change in proportionate cash	287	37	45
Opening, proportionate cash	679	642	597
Closing, proportionate cash	$966	$679	$642
We present cash flows generated by our businesses on a proportionate basis as approximately 40% of our FFO is generated by investments that are not consolidated in our financial statements. Our partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, our partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the business’ board of directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, our partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.
Brookfield Infrastructure 163

The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO for the last three years:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Cash from operating activities	$2,530	$2,143	$1,362
Add: FFO from associates and joint ventures	585	591	546
Remove:
Distributions received from associates and joint ventures	(167)	(254)	(59)
Cash from operating activities attributable to non-controlling interests(1)	(1,716)	(1,209)	(1,028)
	1,232	1,271	821
Less: Maintenance capital expenditures	(281)	(288)	(249)
Taxes paid on disposition of Chilean electricity transmission operation	—	—	256
Changes in working capital and other items	222	113	154
AFFO(2)	$1,173	$1,096	$982

(1)By removing cash from operating activities attributable to non-controlling interests, our partnership is able to present AFFO attributable to our partnership. We believe our proportionate financial information, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A. Cash flows from operating activities attributable to non-controlling interests are adjusted for the impacts of the adoption of lease accounting.
(2)The most-closely related IFRS measure to AFFO is net income. However, occasionally we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidated cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of AFFO to net income.
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

164 Brookfield Infrastructure

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended December 31, 2020, 2019 and 2018:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Capital deployed in new investments	$976	$1,761	$1,040
Growth capital expenditures (net of non-recourse debt financing)	397	372	441
	1,373	2,133	1,481
Total capital market activity
Equity issuances (repurchases)	9	781	(16)
Preferred units issuance, net of repurchases	195	87	341
Corporate debt issuance, net of repayments	298	72	283
	502	940	608
Proceeds from asset sales	370	780	1,033
	872	1,720	1,641
Net outflow (funding) from retained cash flows and credit facility draws	$501	$413	$(160)
We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:
•we target retaining 15% of our operating cash flows (FFO) for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 3 years, we have deployed approximately $5.0 billion in acquisitions and organic growth initiatives, of which over $4.2 billion has been funded through our capital recycling program and capital market issuances.
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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Funds from Operations (FFO)	$1,454	$1,384	$1,231
Adjusted Funds from Operations (AFFO)	1,173	1,096	982
Distributions(1)	1,134	1,027	919
FFO payout ratio	78%	74%	75%
AFFO payout ratio	97%	94%	94%

(1)Includes distributions to limited partners, the general partner, holders of Exchange LP Units, holders of BIPC exchangeable shares, preferred unitholders, incentive distributions, and distributions on Redeemable Partnership Units held by Brookfield.
Brookfield Infrastructure 165

Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Volatility in the Brazilian real which has declined on average, 23% relative to the U.S. dollar, during the year ended December 31, 2020;
•Temporary or timing related delays in the recognition of earnings associated with the build-out of a contracted backlog of projects at our U.K. regulated distribution business, and reduced traffic on our toll roads; and
•Regulatory delay in closing the acquisition of our telecom tower operation in India.
Adjusting for these factors lowers our FFO payout ratio for the year ended December 31, 2020 to 68%. Our 2019 and 2018 payout ratios were impacted by the timing related to deployment of capital raised in our July 2019 equity offering, the 2018 sale of our Chilean electricity transmission business.
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•the results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets; and
•our partnership’s group-wide liquidity and its ability to fund committed capital investments
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:
i)growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations; or
ii)maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
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
166 Brookfield Infrastructure

Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment.
Over the last several years, reviews were completed at a number of operations that together make up approximately 85% of our partnership’s FFO. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next year, our partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Growth capital expenditures by segment
Utilities	$521	$496	$427
Transport	138	178	222
Midstream	145	91	96
Data	131	104	52
	$935	$869	$797
Brookfield Infrastructure 167

Growth capital expenditures for the year ended December 31, 2020 were $935 million, an increase of $66 million or 8% versus 2019. The increase in growth capital expenditures is primarily due to increased spend associated with the construction of additional Brazilian electricity transmission lines, expansionary projects at our North American midstream operations, the roll-out of our fiber-to-the-home strategy at our French telecom operation and the construction of data centers in South America. These increases were partially offset by lower connections activity at our U.K. regulated distribution operation, the completion of major projects at our Brazilian toll road business and the impact of a weaker Brazilian real.
The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2020	2019	2018
Maintenance capital expenditures by segment
Utilities	$40	$45	$30	$33	$22
Transport	155	165	133	154	155
Midstream	90	100	92	84	59
Data	35	40	26	17	13
	$320	$350	$281	$288	$249
Maintenance capital expenditures for the year ended December 31, 2020 were $281 million, a decrease of $7 million relative to the year ended December 31, 2019. Maintenance capital expenditures increased as a result of the spend associated with recently completed acquisitions, including our North American rail operation in 2019. This increase was more than offset by lower spend at our Brazilian businesses as a result of the depreciation of the Brazilian real relative to the U.S. dollar. We estimate annual maintenance capital expenditures for the upcoming year to be $40-45 million, $155-165 million, $90-100 million, and $35-40 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $320-350 million prospectively.
For the year ended December 31, 2020, our maintenance capital expenditures were below our 2020 estimated range primarily as a result of the timing of spend and the weaker Brazilian real compared to the rate used in determining the planned range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:

168 Brookfield Infrastructure

i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflects our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments in the current low interest rate environment. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25% over the last three years.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our proportionate depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Currently, our partnership’s largest concession-based investments are in our Brazilian toll road business and our Brazilian regulated natural gas transmission operations. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years).
Brookfield Infrastructure 169

Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. We complete this estimate by reviewing the cash flow profile over the concession period as underwritten, and estimate the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year. The following table summarizes the return of capital estimates over the last three years:

	For the year ended December 31,
US$ millions	2020	2019	2018
Return of capital	$122	$109	$87

(1)Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.

Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team we were able to sell two-thirds of this business last year for net-to-BIP after-tax proceeds of approximately $530 million while having eight fewer years remaining on the concession. This asset sale resulted in a local currency IRR of 22% over the eight-year hold period. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested through monetizations last year.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2020, 2019, and 2018:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2020	2019	2018
Cash from operating activities	$2,530	$2,143	$1,362
Cash used by investing activities	(4,609)	(11,372)	(5,564)
Cash from financing activities	2,126	9,542	4,418
170 Brookfield Infrastructure

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2020 vs. 2019
Cash from operating activities
Cash from operating activities totaled $2.5 billion during the year ended December 31, 2020, an increase of $0.4 billion from the same period in 2019. Operating cash flows benefited from initial contributions from acquisitions completed during the year and organic growth from our existing operations, partially offset by the impact of foreign exchange, in particular a 23% decline in the Brazilian real which lowered U.S. dollar operating cash flows by approximately $196 million.
Cash used by investing activities
Cash used by investing activities was $4.6 billion during the year ended December 31, 2020, a decrease of $6.8 billion from the same period in 2019. Investing activities reflect a lower level of capital deployment compared to the same period in 2019 as net investment activity, inclusive of strategic partnerships accounted for using the equity method, decreased by $7.4 billion.
Cash from financing activities
Our partnership generated $2.1 billion of cash flows from financing activities during the year ended December 31, 2020, as compared to $9.5 billion from the same period in 2019. The decrease was the result of lower capital deployment contributing to a reduction in financing requirements and capital provided by non-controlling interests as well as increased distributions to unitholders and the general partner of $0.1 billion. These decreases were partially offset by the receipt of a $0.5 billion deposit from our parent. In 2019, we raised an additional $4.7 billion from non-controlling interests and $0.6 billion of proceeds from the issuance of partnership units and preferred shares as compared to 2020.
2019 vs. 2018
Cash from operating activities
Cash from operating activities totaled $2.1 billion during the year ended December 31, 2019, an increase of $0.8 billion from the same period in 2018. Operating cash flows benefited from initial contributions from acquisitions completed during the year and organic growth from our existing operations. Prior year results also included $0.3 billion payment of taxes triggered by the disposition of our investment in a Chilean electricity transmission operation.
Cash used by investing activities
Cash used by investing activities was $11.4 billion during the year ended December 31, 2019, an increase of $5.8 billion from the same period in 2018. Investing activities reflect a higher level of capital deployment due to various acquisitions. Net investment activity, inclusive of strategic partnerships accounted for using the equity method, increased by $5.8 billion.
Brookfield Infrastructure 171

Cash from financing activities
Our partnership generated $9.5 billion of cash flows from financing activities during the year ended December 31, 2019, as compared to $4.4 billion from the same period in 2018. The increase was the result of higher capital deployment and therefore additional financing requirements. In 2019, we raised an additional $4.6 billion from non-controlling interests and $0.5 billion additional proceeds from issuance of partnership units and preferred shares. These increases were partially offset by increased distributions to unitholders and the general partner of $0.1 billion.
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.51% managing general partner interest. As of December 31, 2020, Brookfield holds a 29.11% interest in the Holding LP through Redeemable Partnership Units and an additional 0.38% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
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
Finally, On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares.
172 Brookfield Infrastructure

Brookfield’s 0.38% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1827 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.198 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2020, the Holding LP paid incentive distributions of $183 million (2019: $158 million, 2018: $136 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units. Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
In November 2020, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 14,767,968 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on November 12, 2020 and will terminate on November 11, 2021, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year.
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 224,188 units (2019: 204,053 units).
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2020	December 31, 2019
Redeemable Partnership Units, held by Brookfield	121,952,992	121,952,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	295,429,987	293,528,515
Total	418,983,389	417,081,917
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
Brookfield Infrastructure 173

During 2020 and 2019, our outstanding issued Redeemable Partnership Units changed as follows:

	2020		2019
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,328	121,952,992	$2,078	115,824,992
Units issued	—	—	250	6,128,000
Outstanding at end of year	$2,328	121,952,992	$2,328	121,952,992
During 2020 and 2019, our outstanding issued Special General Partner Units changed as follows:

	2020		2019
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410
Outstanding at end of year	$19	1,600,410	$19	1,600,410
During 2020 and 2019, our outstanding issued Managing General Partner Units changed as follows:

	2020		2019
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$5,495	293,528,515	$4,911	277,347,890
Units issued	9	224,188	559	13,733,803
Units repurchased and cancelled	—	(100)	(28)	(775,248)
Units exchanged	22	1,677,384	53	3,222,070
Outstanding at end of year	$5,526	295,429,987	$5,495	293,528,515
During 2020 and 2019, our outstanding issued BIPC exchangeable shares changed as follows:

	2020		2019
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares	Book Value	Shares
Outstanding at beginning of year	$—	—	$—	—
BIPC exchangeable shares issued	—	46,349,323	—	—
BIPC exchangeable shares exchanged	(19)	(1,388,874)	—	—
Outstanding at end of year	$(19)	44,960,449	$—	—
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46,349,323 BIPC exchangeable shares to Holding LP in connection with the special distribution. As a result of the settlement of fractional shares in connection with the special distribution, 3,771 of these BIPC exchangeable shares were retained by our partnership and transferred to a subsidiary on March 31, 2020. Upon acquisition by such subsidiary, all such BIPC exchangeable shares were converted into class C shares on a one-for-one basis. The distribution resulted in no cash proceeds to the partnership.
During the year ended December 31, 2020, holders of BIPC exchangeable shares exchanged 1,388,874 BIPC exchangeable shares for $19 million of our units.
During 2020 and 2019, our outstanding issued Exchange LP Units changed as follows:

	2020		2019
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$159	1,236,156	$212	4,458,226
Units issued	—	126,692	—	—
Units exchanged	(3)	(288,510)	(53)	(3,222,070)
Outstanding at end of year	$156	1,074,338	$159	1,236,156
174 Brookfield Infrastructure

On March 31, 2020, each holder of Exchange LP units received one additional Exchange LP unit for every nine Exchange LP units held by way of subdivision. The subdivision resulted in no cash proceeds to the partnership. In total, 126,692 Exchange LP units were issued.
During the year ended December 31, 2020, Exchange LP unitholders exchanged 0.3 million Exchange LP Units for $3 million of our units.
The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2020	December 31, 2019
Holding LP Series 1 Preferred Units	4,989,265	4,989,265
Holding LP Series 3 Preferred Units	4,989,262	4,989,262
Holding LP Series 5 Preferred Units	9,986,588	9,986,588
Holding LP Series 7 Preferred Units	11,979,750	11,979,750
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	—
Total	57,867,650	49,867,650
During 2020 and 2019, our outstanding issued Preferred Units changed as follows:

	2020		2019
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$935	49,867,650	$936	49,929,977
Units issued	195	8,000,000	—	—
Units repurchased and cancelled	—	—	(1)	(62,327)
Outstanding at end of year	$1,130	57,867,650	$935	49,867,650
During the year ended December 31, 2020, our partnership did not repurchase or cancel any preferred units (2019: less than 0.1 million for $1 million).
In September 2020, our Limited Partnership Agreement was amended to create the Series 13 Preferred Units. The limited partnership agreement of the Holding LP was also amended in September 2020 to create the Holding LP Series 13 Preferred Units with terms substantially mirroring the Series 13 Preferred Units. Our Partnership issued 8 million Series 13 Preferred Units at an offering price of $25 per Series 13 Preferred Unit under its shelf registration in the United States.
In February 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.
5.C    RESEARCH AND DEVELOPMENT
Not applicable.
5.D    TREND INFORMATION
See Item 5.A “Operating Results – Segmented Disclosures – Utilities – Recent Developments” and Item 5.A “Operating Results – Segmented Disclosures – Midstream – Recent Developments”.
Brookfield Infrastructure 175

We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations oriented approach and Brookfield has a strong track record of leading such transactions, which provides the opportunity to expand cash flows through acquisitions. In addition, we have a substantial capital backlog to be commissioned in the next two to three years and we believe that notwithstanding increasing political uncertainty, most of our markets have favorable outlooks, which we believe provides an opportunity for increased organic growth in cash flows. Our beliefs as to the opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See page 5, “Forward-Looking Statements”.
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
Below are trends that we anticipate will generate meaningful investment opportunities for our business:
•Data - Data is the fastest growing commodity in the world, with global usage expected to grow exponentially for the foreseeable future. This growth is driving the need for massive investment in the networks that transmit and store data. We have already begun making investments in data highways, namely fiber-to-the-home networks, telecom towers, and data centers, and are pursuing additional opportunities in the sector.
•Midstream energy - Midstream energy assets are strategically located, difficult to replicate and have a strong contracted cash flow profile. Their scarcity value is supported by the fact that they are often the only connections between supply and demand centers. In addition, with the emergence of new resources and growing demand, there is a large funding gap of infrastructure build-out, making these assets primed to benefit from future growth.
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
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our business for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15% target returns.
176 Brookfield Infrastructure

•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling becomes an important alternative source of funding. We believe that capital recycling allows us to be more strategic and focus on selling bond-like businesses at a very low discount rate, while potentially increasing returns to unitholders by avoiding dilution on our high-growth businesses.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed as selling under duress almost never optimizes value. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
We believe the current outlook for Brookfield Infrastructure is favorable. We are operating in a global economy that is well positioned for a recovery and an exceptional need for capital to fund investment projects. We are also operating in a historically low interest rate environment that will increase the attractiveness of our mature, de-risked asset sales to investors seeking fixed-income alternatives.
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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2020, letters of credit issued on behalf of our subsidiaries amounted to $63 million (December 31, 2019: $54 million). Refer to Note 19, Borrowings and Note 29, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
Brookfield Infrastructure 177

5.F    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2020:

December 31, 2020 US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$2,346	$27	27	$44	$301	$2,745
Corporate borrowings	—	—	—	1,681	1,492	3,173
Non-recourse borrowings	1,052	881	2,767	5,569	9,908	20,177
Financial liabilities	696	1,138	140	210	1,190	3,374
Lease liabilities	279	247	226	421	3,685	4,858

Interest Expense:
Corporate borrowings	72	72	72	91	170	477
Non-recourse borrowings	853	811	758	1,212	2,592	6,226
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $360 million per year based on the December 31, 2020 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
178 Brookfield Infrastructure

The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	71	Chair	Director
Jeffrey Blidner Toronto, Canada	72	Director	Vice Chairman of Brookfield Asset Management
William Cox(2) Pembroke, Bermuda	58	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	48	Director	Senior Managing Director of Mediobanca
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	47	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	61	Director	Senior Advisor of Egon Zehnder

(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert.
Anne Schaumburg.   Anne has served as a director of our General Partner since November 3, 2008 and was appointed as Chair on February 7, 2020. Anne also serves on the board of directors of BIPC. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chief Executive Officer of Brookfield’s Private Funds Group, Chairman of the general partner of Brookfield Renewable Partners L.P., Chairman of the general partner of Brookfield Business Partners L.P. and Chairman of Brookfield Renewable Corporation. He also serves as a director of Brookfield Asset Management, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Brookfield Infrastructure 179

William Cox.   William has served as a director of our General Partner since November 3, 2016. William also serves on the board of directors of BIPC. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Roslyn Kelly. Roslyn has served as a director of our General Partner since February 7, 2020. Roslyn also serves on the board of directors of BIPC. She is a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. As part of her role, Roslyn is a member of both the EXCOs of Cairn Capital, a London based diversified credit asset manager, and RAM Active Investments, a Geneva based systematic equity fund. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
Daniel Muñiz Quintanilla. Daniel has served as a director of our General Partner since August 1, 2019. Daniel also serves on the board of directors of BIPC. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico.
Rajeev Vasudeva.   Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves on the board of directors of BIPC. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He most recently served as the Chief Executive Officer of Egon Zehnder for five years, where he led the establishment of its global advisory business and built its practices in India, the Middle East and Africa. He currently serves as Chairman of Centum Learning Ltd. and is a Senior Advisor to Egon Zehnder.

Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 1,000 investment professionals and 150,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 41,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:
180 Brookfield Infrastructure

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Sam Pollock	54	31	26	Chief Executive Officer
David Krant	34	13	9	Chief Financial Officer
Bahir Manios	42	19	16	Chief Strategy Officer
Ben Vaughan	49	23	20	Chief Operating Officer
Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, midstream and data operations. Effective March 1, 2021, David Krant replaced Bahir Manios as the Chief Financial Officer and Bahir Manios was appointed to the role of Chief Strategy Officer. Set forth below is biographical information for Messrs. Pollock, Krant, Manios and Vaughan:
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
David Krant. David was appointed to the role of Chief Financial Officer of the Service Provider, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at a global public accounting firm. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Bahir Manios. Bahir is a Managing Partner of Brookfield Asset Management and the Chief
Strategy Officer of the Service Provider. Bahir joined Brookfield in 2004 and began his career at one of the big-four accounting firms, where he worked in the assurance and business advisory practice. A graduate of the School of Business and Economics at Wilfrid Laurier University, he is a member of the Canadian Institute of Chartered Accountants. Bahir has been with Brookfield Infrastructure since inception and served as Chief Financial Officer of the Service Provider prior to March 1, 2021.
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
Brookfield Infrastructure 181

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
•causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;
•establishing and maintaining or supervising the establishment and maintenance of books and records;
•identifying, evaluating and recommending to the Service Recipients acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•recommending to the Service Recipients suitable candidates to serve on the boards of directors or their equivalents of the operating entities;
•making recommendations with respect to the exercise of any voting rights to which the Service Recipients are entitled in respect of the operating entities;
•making recommendations with respect to the payment of dividends or other distributions by the Service Recipients, including distributions by our partnership to our unitholders;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;
182 Brookfield Infrastructure

•attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;
•supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;
•causing the Service Recipients’ annual consolidated financial statements and quarterly interim financial statements to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;
•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;
•arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our partnership only for purposes of applicable securities laws;
•providing individuals to act as senior officers of Service Recipients as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
•providing all such other services as may from time-to-time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.
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
Brookfield Infrastructure 183

Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchange LP Units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including Brookfield Infrastructure, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
The table below sets forth the management fees for the years ended December 31, 2020, 2019 and 2018, respectively.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Base management fee	$302	$270	$214
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

184 Brookfield Infrastructure

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
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from our General Partner to the Service Provider if any of the following occurs:
•the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Provider;
•the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Provider.
Brookfield Infrastructure 185

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
186 Brookfield Infrastructure

6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2020, our General Partner paid each of its directors (other than the chairperson) $125,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2020 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2020 fiscal year $175,000. Members of the audit committee, including the chair of the audit committee, were paid an additional $10,000 by our General Partner during the year ended December 31, 2020 for serving in such positions. Also during the year ended December 31, 2020 an additional amount of $20,000 was paid to the chairperson of the audit committee, making the audit committee chairperson’s total remuneration for the 2020 fiscal year $155,000. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our General Partner.
In coordination with BIPC, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
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
Brookfield Infrastructure 187

Size, Independence and Composition of the Board of Directors
Our General Partner’s board of directors is currently set at six directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our General Partner’s shareholders and subject to its Bye-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.
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
Our board mirrors the board of BIPC, except that there is one additional non-overlapping board member who serves on the board of BIPC to assist with, among other things, resolving any conflicts of interest that may arise from BIPC’s relationship with our partnership.
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
Term Limits and Board Renewal
Our nominating and governance committee reviews and assesses the qualifications of candidates to join our board with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on our board and the need for renewal and fresh perspectives.
Our General Partner’s board of directors does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to our board can help us adapt to a changing business environment.
As such, the nominating and governance committee reviews the composition of our board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate.
188 Brookfield Infrastructure

Board of Directors, Committees and Director Evaluation
Our General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of our board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of our board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the nominating and governance committee, which makes recommendations to our General Partner’s board of directors as required. Each director also receives a list of questions for completing a self-assessment. The chair of our General Partner’s board of directors also holds private interviews with each director annually to discuss the operations of our General Partner’s board of directors and its committees and to provide any feedback on the individual director’s contributions.
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
Transactions Requiring Approval by Independent Directors
Our General Partner’s independent directors have approved a conflicts protocol which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:
•the dissolution of our partnership;
•any material amendment to the Master Services Agreement, the Relationship Agreement, our Limited Partnership Agreement or the Holding LP’s limited partnership agreement;
•any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by the Master Services Agreement;
•acquisitions by us from, and dispositions by us to, Brookfield;
•determinations regarding the payment of fees under the Master Services Agreement in units of our partnership or the Holding LP or the deferral of incentive distributions under the Holding LP’s limited partnership agreement;
•approval of the protocol governing the allocation of employees between our partnership and the Service Provider;
•any other material transaction involving us and Brookfield; and
•termination of, or any determinations regarding indemnification under, the Master Services Agreement.
Brookfield Infrastructure 189

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
190 Brookfield Infrastructure

Audit Committee
Our General Partner’s board of directors is required to establish and maintain at all times an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors and each member must be financially literate and there will be at least one member designated as an audit committee financial expert. Not more than 50% of the audit committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time). The audit committee is responsible for assisting and advising our General Partner’s board of directors with matters relating to:
•our accounting and financial reporting processes;
•the integrity and audits of our financial statements;
•our compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of our independent accountants.
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
Brookfield Infrastructure 191

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
192 Brookfield Infrastructure

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
Brookfield Infrastructure 193

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2020.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3),(6)	130,877,830	(3)	30.7%	(3)
Partners Limited(4)	130,920,165	(4)	30.7%	(4)
Bank of Montreal and its affiliates(5)	22,497,946	(5)	7.6%	(5)
Capital World Investors(7)	19,034,056	(7)	6.4%	(7)

(1)Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Units relating to securities currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)The percentages shown are based on 295,429,987 units outstanding as of December 31, 2020 and in the case of Brookfield Asset Management and Partners Limited, 130,628,185 additional units upon exchange of all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Asset Management and Partners Limited.
(3)Brookfield Asset Management may be deemed to be the beneficial owner of 130,877,830 of our units that it holds through wholly-owned subsidiaries, constituting approximately 30.7% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Asset Management are exchanged for our units. This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management.
(4)Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 130,920,165 of our units, constituting approximately 30.7% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Partners Limited are exchanged for our units. This amount includes all units beneficially held by Brookfield Asset Management. Partners Limited may be deemed to have the power (together with Brookfield Asset Management) to vote or direct the vote of the units beneficially owned by it or to dispose of such units other than 38,102 of our units and 4,233 BIPC exchangeable shares with respect to which it has sole voting and investment power.
(5)Based on a Schedule 13G filed by Bank of Montreal on February 12, 2021. The business address of Bank of Montreal is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1.
(6)Brookfield’s economic interest in our partnership is approximately 28.5%, assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units and BIPC exchangeable shares.
(7)Based on a Schedule 13G filed by Capital World Investors on February 16, 2021. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
Our major unitholders have the same voting rights as all other holders of our units.
As of December 31, 2020, 47,415 of our outstanding units were held by 616 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2020, DTC was the holder of record of 89,444,708 units.
194 Brookfield Infrastructure

7.B    RELATED PARTY TRANSACTIONS
Relationship with Brookfield
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
Brookfield Infrastructure 195

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
Pursuant to the Relationship Agreement, Brookfield Asset Management has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
•voted in favor of the election of a director (or its equivalent) approved by the entity through which our interest in the relevant entity is held;
•withheld from voting for (or voted against, if applicable) the election of a director (or its equivalent) not approved by the entity through which our interest in the relevant entity is held; and
•voted in accordance with the direction of the entity through which our interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any issuance of shares, units or other securities, including debt securities, or (v) any commitment or agreement to do any of the foregoing.
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
196 Brookfield Infrastructure

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
Brookfield Infrastructure 197

Services Provided under Our Master Services Agreement
The Service Recipients have entered into the Master Services Agreement pursuant to which the Service Provider has agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Service Provider, and David Krant, in his capacity as the Chief Financial Officer of the Service Provider, are the persons who perform the functions of our partnership’s principal executive officer and principal financial officer, respectively. In exchange, the Service Provider is entitled to a base management fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—Our Master Services Agreement.”
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
198 Brookfield Infrastructure

BIP Registration Rights Agreement
Our partnership has entered into a registration rights agreement with Brookfield (the “BIP Registration Rights Agreement”) pursuant to which our partnership has agreed that, upon the request of Brookfield, our partnership will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, any of our units held by Brookfield (including our units acquired pursuant to the Redemption-Exchange Mechanism). In the BIP Registration Rights Agreement we have agreed to pay expenses in connection with such registration and sales and have indemnified Brookfield for material misstatements or omissions in the registration statement.
BIPC Registration Rights Agreement
Upon completion of the special distribution, our partnership, BIPC and Brookfield entered into a registration rights agreement (the “BIPC Registration Rights Agreement”), which is comparable to the BIP Registration Rights Agreement. Under the BIPC Registration Rights Agreement, BIPC will agree that, upon the request of Brookfield, BIPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of the BIPC Exchangeable Shares held by Brookfield. In the BIPC Registration Rights Agreement, BIPC will agree to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.
Incentive Distributions
Brookfield holds an approximate 0.4% interest in Holding LP through the Special General Partner Units held by Infrastructure Special LP and also serves as the General Partner. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. In consideration for serving as the general partner of the partnership and special general partner of Holding LP, Brookfield is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. To the extent distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. The above thresholds of $0.203 and $0.22 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.1827 and $0.1980. The value of the special distribution was not included in the relevant quarterly incentive distribution calculation. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”
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
Brookfield Infrastructure 199

There was no increase to the Base Management Fee and incentive distribution fees paid by our partnership to the Service Provider in connection with the special distribution. BIPC is responsible for reimbursing us for our proportionate share of the Base Management Fee.
General Partner Distributions
Pursuant to our Limited Partnership Agreement, our General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions on the units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement.”
Special General Partner Distributions
Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP’s special general partnership interest in the Holding LP which is equal to approximately 0.4% of the total distributions on the units of the Holding LP. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distributions.”
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
200 Brookfield Infrastructure

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
Brookfield Infrastructure 201

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
We will be permitted to terminate the Licensing Agreements upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreements effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:
•the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
A termination of a Licensing Agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.
202 Brookfield Infrastructure

Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this Form 20-F, a key element of our partnership’s strategy, and the strategy of our investment activities, and of the Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our partnership, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be resolved in the most favorable manner to the interests of our partnership and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others:(i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest.
Investors should note that our Limited Partnership Agreement contains provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to our partnership and the unitholders) to which Brookfield would otherwise be subject, (ii) waive duties or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our partnership, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.
Brookfield Infrastructure 203

The discussion below describes the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our partnership and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and conflicts protocols that have been approved by our General Partner’s independent directors.
As describe further below under “Resolution of Conflicts”, our conflicts management policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts management policy focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts management policy, certain conflicts of interest do not require the approval of our General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our partnership.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through Brookfield Accounts, in which we invest. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to “Brookfield Infrastructure”, “we”, “us” or “our” should be understood to include BIPC.

204 Brookfield Infrastructure

ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for Brookfield Infrastructure and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of Brookfield Infrastructure and Brookfield Accounts in which we invest and will compete with and have, priority over Brookfield Infrastructure (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for us Brookfield Infrastructure (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts (which may be less favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) than otherwise would have been the case).

Among others, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that invest (via debt, equity and other investments) in real estate, infrastructure, renewable power, private equity and other companies and assets, similar to Brookfield Infrastructure, and that follow investment mandates that overlap with, compete with, complement and/or relate to the investment mandates of Brookfield Infrastructure and of Brookfield Accounts in which we invest. In addition, certain Brookfield Accounts pursue (and future Brookfield Accounts will pursue) investment mandates that are different than those of Brookfield Infrastructure (and of Brookfield Accounts in which we invest).

As a general matter, other Brookfield Accounts will have priority over Brookfield Infrastructure in respect of investment opportunities that are suitable and appropriate for their investment mandates. It is expected that Brookfield Infrastructure will participate in these opportunities by investing in Brookfield Accounts to the extent suitable and appropriate for our investment mandate, as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.

Where the investment mandates of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, including among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets (v) the expected future capacity of the accounts (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax structuring, compliance, investment-specific, timing and similar considerations).

Brookfield Infrastructure 205

As a result of the foregoing considerations, Brookfield Infrastructure and Brookfield Accounts in which we invest generally will receive a smaller allocation of investment opportunities than would otherwise have been the case and may not, in certain circumstances, participate in opportunities that it (or Brookfield Accounts in which we invest) otherwise would have participated in, in each case for example if it (or Brookfield Accounts in which we invest) had pursued their investment activities differently and/or outside of Brookfield’s broader investment platform. However, as noted throughout this Form 20-F, it is a key element of Brookfield Infrastructure’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Infrastructure and Brookfield Accounts in which we invest.

•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including the partnership and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts.

•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Infrastructure or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for the partnership or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by the partnership’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of the partnership, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. The partnership, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested.

206 Brookfield Infrastructure

Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.

The allocation of co-investment opportunities raises certain potential conflicts of interest, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield economically by virtue of fees and other compensation that will be payable to Brookfield by the co-investors and/or by encouraging co-investors to enter into a relationship, or expand their relationship, with Brookfield. Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to the partnership (in connection with its investments in Brookfield Accounts) may be significantly higher or lower than those made available to other co-investors (including other Brookfield Accounts, Brookfield employees, and Brookfield). Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.

Where the partnership agrees to participate in a co-investment opportunity, it generally will be liable for costs related to the opportunity to the extent it is not consummated. See “Co-Investment Expenses” and “Facilitation of Co-Investments” below. Co-investors’ returns with respect to co-investments made alongside the partnership or a Brookfield Account in which the partnership invests may exceed the returns of the partnership and/or the relevant Brookfield Account, particularly co-investors that are subject to reduced management fees, carry distributions and/or similar compensation payable to Brookfield with respect to such co-investments.

Certain investors in Brookfield Account are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Infrastructure does not entitle any unitholder to allocations of co-investment opportunities (either alongside the partnership or any other Brookfield Account) and unitholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including Brookfield Infrastructure to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and generally will be required to pay their pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

Brookfield Infrastructure 207

In managing a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest), Brookfield endeavors to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors will not bear such fees, costs and expenses, because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time the potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will be considered operating expenses and be borne by us (in connection with co-investment investments offered by the Brookfield Account); provided that, in all instances, Brookfield Infrastructure and Brookfield, in their capacity as co-investors or prospective co-investors alongside a Brookfield Account, intend to bear their pro rata share of such fees, costs and expenses based on the amount they have committed to co-invest as of the time a binding offer is made by the Brookfield Account. In addition, Brookfield Infrastructure will bear the costs and expenses of drafting form agreements used to facilitate investments by co-investors alongside Brookfield Infrastructure (in connection with co-investment opportunities that we offer) and our pro-rata share of such costs and expenses incurred by other Brookfield Accounts in which we are invested.

•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or Brookfield Infrastructure will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which we invest), Brookfield Infrastructure, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, Brookfield Infrastructure or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to Brookfield Infrastructure and improves the attractiveness of our units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.

Under these arrangements, the relevant investor (whether Brookfield, another Brookfield Account, Brookfield Infrastructure or a co‑investor) will be expected to reimburse the relevant financing provider (whether Brookfield, another Brookfield Account or Brookfield Infrastructure) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the relevant Brookfield Account’s governing documents. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts may be borne disproportionately by Brookfield Infrastructure (or a Brookfield Account in which we are invested) if we (or the Brookfield Account) are the financing provider. In certain situations, such as short term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.

208 Brookfield Infrastructure

In addition, from time to time Brookfield Infrastructure (or a Brookfield Account in which invest) will provide interim debt or equity financing (including emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that interest between the interests of Brookfield Infrastructure (or the Brookfield Account) would have been permitted to make such investment. In connection with any such interim investment, Brookfield Infrastructure (or the relevant Brookfield Account) may hedge its currency, interest rate or other exposure and, as a result, incur hedging or borrowing costs. There is no guarantee that any co-investor will ultimately bear the costs or expenses associated with any such hedging or borrowing, and Brookfield Infrastructure (or Brookfield Account in which we invest) may be exposed to losses from currency exchange rate fluctuations, hedge gains or losses and/or additional expenses. Even where Brookfield Infrastructure (or Brookfield Account in which we invest) hedges currency or other exposure attributable to co‑investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Infrastructure (or Brookfield Account) may accordingly be exposed to losses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Infrastructure (or Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Infrastructure (or Brookfield Account in which we invest) will bear risks associated with the investment, currency exchange rates, interest rates and other factors during the term it holds the investment.
Where Brookfield Infrastructure (or Brookfield Account in which we invest) acquires an investment on behalf of co-investors (including a follow-on investment), the terms of the sale of such investment to co-investors may not be favorable to Brookfield Infrastructure (or Brookfield Account) and may result in better terms for such co-investors than Brookfield Infrastructure (or Brookfield Account). For example, co-investors may not agree to reimburse Brookfield Infrastructure (or Brookfield Account in which we invest) for expenses incurred in connection with an investment. Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or Brookfield Account) may take a loss on the portion of an investment we were holding on behalf of co-investors. In these types of situations, Brookfield Infrastructure (or Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.

•Client and Other Relationships. Brookfield has long-term relationships with a significant number of institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Infrastructure and Brookfield Accounts in which we invest, but are not required to consult with Brookfield regarding such activities and/or offer Brookfield opportunities to invest with them.

Brookfield Infrastructure 209

As a result, Brookfield Client Relationships compete with Brookfield Infrastructure (and Brookfield Accounts in which we invest) for investment opportunities. In determining whether to pursue a particular opportunity on behalf of Brookfield Infrastructure or a Brookfield Account in which we invest, Brookfield will consider (among other things) these relationships and their potential impact on the availability or pricing of opportunities, and there may be certain opportunities that are not be pursued on behalf of Brookfield Infrastructure or a Brookfield Account in which we invest in view of such relationships and their impact on the availability and/or pricing of the opportunity.
In addition, Brookfield Infrastructure (or Brookfield Accounts in which we invest) may invest with or alongside (via joint ventures or similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield Client Relationships, which will influence decisions made by Brookfield with respect to such investments, including in connection with governance and control over, and major decisions regarding, the investments.
At all times, Brookfield will act and make decisions on behalf of Brookfield Accounts (including the partnership) that it believes are in the Brookfield Account’s (and the partnership’s) best interests, taking into account all facts and circumstances that it deems relevant, including potential participation by Brookfield Client Relationships in the pursuit or the consummation of certain investments.
CONFLICTS RELATING TO INVESTMENTS
As noted throughout this Form 20-F, Brookfield Infrastructure is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including Brookfield Infrastructure and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
•Advice to Other Brookfield Accounts May Conflict with Brookfield Infrastructure’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Investing Affiliate that could compete or conflict with the advice Brookfield gives to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Investing Affiliate could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Infrastructure and/or Brookfield Accounts in which Brookfield Infrastructure is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

210 Brookfield Infrastructure

In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate, Brookfield could face certain conflicts of interest between the interests of Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. . Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
Subject to applicable law and our conflicts management policy, Brookfield from time to time will cause Brookfield Infrastructure or a Brookfield Account in which we are invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if Brookfield Infrastructure invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from Brookfield Infrastructure, which would present the opposite conflict. In situations where we pursue (or a Brookfield Account in which we invest) a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities (or the activities of a Brookfield Account in which we are invested) enhance the profitability of Brookfield, the Investing Affiliate or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of Brookfield Infrastructure or the Brookfield Account in which we are invested.

Brookfield Infrastructure 211

Notwithstanding the foregoing, Brookfield will determine the appropriate investment decision for each Brookfield Account (including us and Brookfield Accounts in which we are invested) in a manner that it believes is in such account’s best interests, taking into account the Brookfield Account’s investment mandate, interests and governing documents, Brookfield’s investment guidelines, protocols and fiduciary duties, and applicable facts and circumstances.
Certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) could, in the normal course of managing their business activities, provide investment banking and other advisory services to (i) third parties with respect to assets that Brookfield Infrastructure (or a Brookfield Account in which the partnership is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which Brookfield Infrastructure (or a Brookfield Account in which we are invested) desires to invest in or transact with. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Infrastructure (or a Brookfield Account in which the partnership is invested), and we (or a Brookfield Account in which the partnership is invested) could compete with such Brookfield Accounts (or their clients) in pursuing certain investments. Brookfield has implemented information barrier protocols designed to adequately address these conflicts considerations.
•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of Brookfield Infrastructure and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among Brookfield Infrastructure and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to Brookfield Infrastructure are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.
212 Brookfield Infrastructure

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Infrastructure and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest).
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Brookfield Infrastructure 213

Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including Brookfield Infrastructure) are deemed to be affiliates for purposes of certain laws and regulations, As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Infrastructure and/or Brookfield Accounts that we are invested in.
As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of Brookfield Infrastructure’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by Brookfield Infrastructure or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict Brookfield Infrastructure (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.
In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
214 Brookfield Infrastructure

Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Infrastructure, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of Brookfield Infrastructure and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of Brookfield Infrastructure or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for Brookfield Infrastructure (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.
While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of Brookfield Infrastructure and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of Brookfield Infrastructure, Brookfield Accounts in which we invest and/or any portfolio companies.
Brookfield Infrastructure 215

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Infrastructure or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, Brookfield Infrastructure, other Brookfield Accounts, their portfolio companies or unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of Brookfield Infrastructure and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Infrastructure, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Infrastructure, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa).
216 Brookfield Infrastructure

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Infrastructure, conflicts of interest, including among others those described below, will arise.
Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than Brookfield Infrastructure (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
Brookfield Infrastructure 217

Brookfield, the Investing Affiliate and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that we will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Investing Affiliate and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Investing Affiliate and/or other Brookfield Accounts holding interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we are invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which we are invested) could be subordinated to interests of Brookfield, the Investing Affiliate and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which we are invested). The conflicts between such parties and Brookfield Infrastructure will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we are invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Investing Affiliate and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of Brookfield Infrastructure.
Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if we or the Brookfield Account in which we are invested had acquired only the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Infrastructure (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
218 Brookfield Infrastructure

If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Infrastructure, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Infrastructure’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, the relevant Brookfield Account or Oaktree Account may act in its own interest, without regard for the interests of Brookfield Infrastructure, the investments or the unitholders, which may materially and adversely affect Brookfield Infrastructure, any subsidiary or investment entity and, in certain circumstances such as an event of default, ultimately may result in realization of Brookfield Infrastructure’s or an investment’s assets and a loss of the entire investment of the unitholders. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Infrastructure or an investment to provide services or financing to us or such investment or is a lender to Brookfield Infrastructure or any of its investments, Brookfield will have the sole right to, through or on behalf of Brookfield Infrastructure, either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Infrastructure thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, Brookfield Infrastructure and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate, Brookfield Infrastructure and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of our General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, Brookfield Infrastructure, a Brookfield Account in
Brookfield Infrastructure 219

which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Infrastructure (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Infrastructure and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Infrastructure (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Investment Affiliate and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Investment Platforms. A Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties may create or acquire assets that will serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”). In the case of such Investment Platforms, Brookfield Infrastructure (or a Brookfield Account in which we are invested) may rely on the existing management, board of directors and other shareholders of such companies, which may include representation of other financial investors with whom Brookfield Infrastructure or such Brookfield Account is not affiliated and whose interests may conflict with the interests of Brookfield Infrastructure or such Brookfield Account. In other cases, Brookfield Infrastructure (or a Brookfield Account in which we are invested) may recruit a management team to pursue a new Investment Platform expected to lead to the formation of a future Investment Platform. A Brookfield Account (including Brookfield Infrastructure) may also form a new portfolio company and recruit a management team to build the Investment Platform through acquisitions and organic growth. Brookfield Infrastructure, a Brookfield Account in which we are invested or the Investment Platform, as applicable, will bear the expenses of such management team, including any overhead expenses, employee compensation, diligence expenses or other related expenses in connection with backing the management team or building out the Investment Platform. Such expenses may be borne directly by a Brookfield Account (as broken-deal expenses, if applicable) or indirectly as a Brookfield Account in which we bears the start-up and ongoing expenses of the newly formed Investment Platform. In certain cases, the services provided by such management team may overlap with the services provided by Brookfield to such Brookfield Account. The compensation of management of an Investment Platform may include interests in the profits of the Investment Platform, including profits realized in connection with the disposition of an asset, and co-investments alongside the relevant Brookfield Account. Although an Investment Platform may be controlled by a Brookfield Account, members of the management team will not be treated as employees of Brookfield for purposes of the Governing Documents, and none of the expenses, profit interests or other arrangements described above will offset management fees.
220 Brookfield Infrastructure

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Infrastructure, a Brookfield Account in which we are invested and/or portfolio companies.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts (such as Brookfield Infrastructure or Brookfield Accounts in which we are invested) being invested in different levels of an issuer’s capital structure. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Infrastructure, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving Brookfield Infrastructure (or a Brookfield Account in which we are invested), on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Infrastructure (or a Brookfield Account in which we are invested or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval of our General Partner’s independent directors, unless otherwise determined by Brookfield in its sole discretion, or the unitholders.
•Pricing. Brookfield Infrastructure’s investments in securities of issuers affiliated with Brookfield Accounts, including debt securities issued by portfolio companies, generally will be made on terms Brookfield determines to be arm’s length market terms in its sole discretion. Brookfield Infrastructure will have an interest in obtaining the lowest possible price for these securities, while the other Brookfield Account will have an interest in obtaining the highest. This situation gives rise to conflicts of interest. Brookfield expects that Brookfield Infrastructure will rely on opinions and guidance provided by underwriters, distributors and/or third-party advisors regarding whether the overall terms of the offering (including price) are consistent with arm’s length market terms as well as natural market dynamics involved in pricing the offerings.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
Brookfield Infrastructure 221

This type of arrangement will only be offered in situations in which Brookfield believes it provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by Brookfield Infrastructure or the unitholders.
222 Brookfield Infrastructure

•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities.
There is no information barrier between the personnel managing the Investing Affiliate’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially conflict with or adversely affect our (or Brookfield Accounts’) activities and to ensure that our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.
Brookfield Infrastructure 223

•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Infrastructure and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of other and do not generally share information relating to such investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for Brookfield Infrastructure or any other Brookfield Account and Brookfield Infrastructure (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Infrastructure and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier, because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Infrastructure and other Brookfield Accounts, including, for example, conflicts-management protocols, and certain potential investment-related limits and restrictions.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or PSG could result in significant consequences to Brookfield (and PSG) as well as have a significant adverse impact on Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in.

224 Brookfield Infrastructure

•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
We expect that Brookfield, Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts that we are invested in) and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Infrastructure, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Infrastructure, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between Brookfield Infrastructure and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Infrastructure and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in with Brookfield, and Brookfield Infrastructure and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.

Brookfield Infrastructure 225

Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact Brookfield Infrastructure and/or Brookfield Accounts that we invest in. Oaktree could provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Infrastructure and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by Brookfield Infrastructure and/or Brookfield Accounts that we invest in and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities.
Conversely, Brookfield Infrastructure and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Infrastructure and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Infrastructure (directly or indirectly). Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
226 Brookfield Infrastructure

The potential conflicts of interest described herein are expected to be magnified as a result of the lack of investment information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to Brookfield Infrastructure or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Infrastructure and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.
As noted in “Transactions among Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions among Portfolio Companies”.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Infrastructure’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
Brookfield Infrastructure 227

•Cross Trades and Principal Trades. From time to time, subject to and in accordance with applicable law and the terms of our conflicts management policy, Brookfield expects (but is under no obligation) to effect cross trades and/or principal transactions pursuant to which we (or Brookfield Accounts in which we are invested) purchase investments from or sell investments to Brookfield and/or other Brookfield Accounts. Pursuant to applicable law and our conflicts management policy, certain of these transactions will require approval of our General Partner’s independent directors, which approval will be deemed to constitute the approval of, and be binding upon, Brookfield Infrastructure and all unitholders.
In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to Brookfield Infrastructure (or a Brookfield Account in which we are invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of our General Partner’s independent directors or any other consent. See “Transactions among Portfolio Companies” below.
•Warehousing Investments. From time to time, Brookfield, a Brookfield Account or Brookfield Infrastructure will “warehouse” certain investments on behalf of other Brookfield Accounts in which we expect to invest, i.e., Brookfield, a Brookfield Account or Brookfield Infrastructure will make an investment on behalf of another Brookfield Account in which we expect to invest and transfer it to the Brookfield Account at a later date at cost plus a pre-agreed interest rate after the Brookfield Account has raised sufficient capital, including financing to support the acquisition. In the event that the applicable Brookfield Account does not raise sufficient capital and/or obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment (in connection with warehoused arrangements that we provide), we or a Brookfield Account in which we are invested would be forced to retain the investment, the value of which may have increased or declined.
•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
228 Brookfield Infrastructure

Brookfield, in its capacity as our service provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by Brookfield Infrastructure will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to Brookfield Infrastructure. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including Brookfield Infrastructure (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by Brookfield Infrastructure or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by our General Partner’s independent directors in accordance with our protocol for resolving potential conflicts of interest.
•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to Brookfield Infrastructure, including access to financing arrangements and investment opportunities, and Brookfield Infrastructure supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of Brookfield Infrastructure and Brookfield Accounts in which we invest.
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between Brookfield Infrastructure and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by our General Partner’s independent directors.
Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for Brookfield Infrastructure than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.
Brookfield Infrastructure 229

•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST

Due to the broad scope of Brookfield’s activities and the scale of its advisory, asset management and related business, Brookfield is required to make decisions and take actions on behalf of a wide variety of private funds, clients (including Brookfield Infrastructure), and affiliates. As discussed below, the diversity of Brookfield’s platform is expected to provide benefits overall to each entity that is a part of it. However, from time to time, Brookfield’s decisions and actions will necessarily favor one client over another, including in a manner disadvantageous to Brookfield Infrastructure and Brookfield Accounts we invest in.
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Infrastructure (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities.
230 Brookfield Infrastructure

•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Infrastructure) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance and other similar expenses that relate to Brookfield Accounts. Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain expenses are suitable for only Brookfield Infrastructure or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Infrastructure and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Infrastructure and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Infrastructure (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation. Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Infrastructure) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account.
In addition, where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Infrastructure, the Brookfield Accounts that ultimately make the investment (or, in the case of a potential investment that is not consummated, the Brookfield Accounts that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated). Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Manager or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.
Brookfield will make expense allocation decisions in its discretion and may modify or change its allocation methodologies and policies from time to time to the extent it determines such modifications or changes are necessary or advisable, which could result in Brookfield Infrastructure and/or Brookfield Accounts in which we invest bearing less (or more) expenses than otherwise would have been the case without such modifications.
New types of operating expenses could arise in the ordinary course and Brookfield will allocate such expenses to us and Brookfield Accounts in which we invest as appropriate. In addition, although organizational expenses of Brookfield Accounts in which we invest are generally subject to a cap, certain operating expenses, which are not subject to a cap, include costs related to organizational matters, such as costs and expenses relating to distributing and implementing elections pursuant to any “most favored nations” clauses in investor side letters, and fees, costs and expenses of anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.
Brookfield Infrastructure 231

Brookfield has engaged a compliance consulting firm and may engage similar firms to provide services in connection with investor relations operations, including the review of diligence and marketing materials. The expenses relating to these services are allocated to Brookfield Accounts.
•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Infrastructure, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, loan special servicing, investment banking, advisory, consulting, entitlement, acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial, the placement and provision of insurance policies and coverage, development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, back office, brokerage, corporate secretarial, accounting, human resources, bank account management, supply or procurement of power and energy, fund administration (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).
To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); provided that, if the Affiliate Service Rate for an Affiliate Service is not able to be determined, the Affiliate Service will be provided at cost (including an allocable share of internal costs) plus an administrative fee of 15%; or (ii) at any other rates with the approval of our General Partner’s independent directors (for services provided to the partnership) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which we are invested).
232 Brookfield Infrastructure

For the avoidance of doubt: (i) where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the Affiliate Service Rate could include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) for certain Affiliate Services, the Affiliate Service Rate will include a pass-through of costs (including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Infrastructure or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Infrastructure and Brookfield Accounts in which we are invested. Where Affiliate Services are in place prior to Brookfield Infrastructure’s (or a Brookfield Account’s) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, we (or the Brookfield Account, as applicable) will inherit the pre-existing fee rates for such Affiliate Services until (i) such time at which third-party consent is no longer required or (ii) a Brookfield Account seeks consent to amend such rates. Accordingly, while a Brookfield Account may seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely may choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
Compensation for Affiliate Services payable to Brookfield will not be shared with us or unitholders (or offset against management fees) and may be substantial. The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to us or Brookfield Accounts in which we are invested. Furthermore, providing services or products to Brookfield Infrastructure, a Brookfield Account in which we are invested and/or portfolio companies will enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates in these situations).
Brookfield Infrastructure 233

Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, or (vii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Infrastructure and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield for any Affiliate Service will not be greater than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time. For the avoidance of doubt, fees may be charged for Affiliate Services in advance based on estimated budgets and/or time periods, and subject to true-up once the relevant Affiliate Services are complete.
234 Brookfield Infrastructure

In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of the partnership and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Infrastructure, unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Infrastructure, unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Infrastructure, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Infrastructure, unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Infrastructure and other Brookfield Accounts.
Brookfield Infrastructure 235

•Transactions among Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or the partnership (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations.
Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and Brookfield Infrastructure’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
236 Brookfield Infrastructure

All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our General Partner’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).
Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Infrastructure or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to Brookfield Infrastructure or the unitholders.
Brookfield Infrastructure 237

Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of Brookfield Infrastructure, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Infrastructure’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Infrastructure or unitholders and will not be subject to the Affiliate Service Rates.
There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, Brookfield Infrastructure, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Insurance. Brookfield has caused Brookfield Infrastructure and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses relating to insurance coverage (including, among others, with respect to Brookfield affiliates’ placement, administration, brokerage and/or provision of such insurance coverage) for the benefit of the partnership and the relevant Brookfield Accounts, which provides insurance coverage to, among others, Brookfield, our General Partner, their officers and directors, and other parties for their activities relating to the partnership and the Brookfield Accounts in which we invest, as well as to portfolio companies. Among other policies, this insurance coverage includes directors and officers liability insurance, errors and omissions insurance coverages, and terrorism, property, title, liability, fire and other insurance coverages for (or in respect of) the partnership, Brookfield Accounts in which we invest, and their portfolio companies.
238 Brookfield Infrastructure

Insurance policies purchased by or on behalf of Brookfield Infrastructure and/or Brookfield Accounts in which we invest (and which cover Brookfield, our General Partner, their officers and directors, and other parties) could provide coverage for situations where the partnership would not generally provide indemnification, including situations involving culpable conduct by Brookfield, our General Partner and their personnel. Nonetheless, Brookfield Infrastructure’s share of the fees and expenses (or the share of Brookfield Accounts in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations.
Brookfield, other Brookfield Accounts and their portfolio companies also obtain insurance coverage and utilize Brookfield affiliates for placement, administration, brokerage and/or provision of insurance coverage. Where possible, Brookfield Infrastructure (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.
While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to Brookfield Infrastructure and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Infrastructure (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Infrastructure (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Infrastructure’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or Brookfield Infrastructure (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest).
Brookfield Infrastructure (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield Infrastructure 239

Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including Brookfield Infrastructure), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including Brookfield Infrastructure) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by Brookfield Infrastructure or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, Brookfield Infrastructure, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of the partnership or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our General Partner’s independent directors in the conflicts management policy, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield.
240 Brookfield Infrastructure

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions among Portfolio Companies” and “Affiliated and Related-Party Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Infrastructure rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Shared Resources. In certain circumstances, in order to create efficiencies and optimize performance, Brookfield will cause one or more portfolio companies of Brookfield Accounts in which we are invested to share operational, legal, financial, back-office or other resources with Brookfield and/or portfolio companies of other Brookfield Accounts. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable, but which will be inherently subjective, and there can be no assurance that we (or Brookfield Accounts in which we are invested) will not bear a disproportionate amount of any costs, including Brookfield’s internal costs.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for Brookfield Infrastructure (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Infrastructure or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
Brookfield Infrastructure 241

Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, Brookfield Infrastructure or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Infrastructure and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Infrastructure and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Infrastructure or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
•Support Services. In addition to the responsibilities enumerated in the Brookfield Accounts’ governing documents, from time to time Brookfield performs certain asset management and support services that were or could have previously been undertaken by a portfolio company’s management team, including accounting; reporting and analytics; administrative services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; cash flow modeling and forecasting; arranging, negotiating and managing financing and derivative arrangements; accounting, legal, compliance and tax services relating to investment holding structures below a Brookfield Account and the investments and other services. These services will be in addition to the services otherwise charged to Brookfield Infrastructure or a Brookfield Account in which we are invested as Affiliate Services.
242 Brookfield Infrastructure

In addition, Brookfield expects to perform certain support services to Brookfield Infrastructure or Brookfield Accounts in which we are invested that could otherwise be outsourced to third parties, including transaction support; client reporting; portfolio-level cash flow modeling and forecasting; assisting with underwriting and due diligence analytics; managing workouts and foreclosures; arranging, negotiating and managing partnership- or Brookfield Account-level financing and derivative arrangements; data generation, analysis, collection and management; accounting, legal, compliance and tax services relating to such Brookfield Account (including Brookfield Infrastructure) and/or its Investors (including unitholders) and portfolio companies; market research and appraisal and valuation services. These services will be in addition to the services outlined in Brookfield Accounts’ governing documents.
Historically, certain of these support services may have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.
As such, when these support and other services described above are provided, Brookfield Infrastructure or a Brookfield Account in which we are invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, including an allocable portion of the compensation (including long term incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Infrastructure or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Infrastructure or another Brookfield Account.
While Brookfield believes that the cost of the expense reimbursements associated with these support services is reasonable, the extensive and specialized nature of the services may result in such costs not being comparable to those charged for similar services (to the extent available) by other third parties. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these support services. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Infrastructure, Brookfield Accounts in which we are invested, and/or portfolio companies in a cost-efficient manner, the relationship presents conflicts of interest. Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Infrastructure, Brookfield Accounts in which we are invested, and/or portfolio companies.
Brookfield Infrastructure 243

The types of support services that Brookfield provides to certain portfolio companies and to Brookfield Accounts (including Brookfield Infrastructure) will not remain fixed and should be expected to change over time as determined by Brookfield in its sole discretion, and Brookfield expects that a Brookfield Account’s (including Brookfield Infrastructure’s) overall share of expense reimbursements for support services will vary over time based on the particular scope of services provided to it. However, in no case will Brookfield senior investment professionals or Brookfield employees who engage in a senior management or senior supervisory role with respect to these support services be subject to expense reimbursement by Brookfield Infrastructure, another Brookfield Account and/or portfolio companies in accordance with these provisions.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Infrastructure and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Infrastructure and Brookfield Accounts in which we are invested.
•Service Providers. From time to time, our service providers, as well as the service providers of Brookfield Accounts in which we are invested and service providers of portfolio companies, such as deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors may be (or their affiliates may be) Brookfield shareholders, unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us, Brookfield and/or Brookfield Accounts. Furthermore, employees of Brookfield or of portfolio companies have and will in the future have family members employed by service providers (particularly the large, global service providers) of Brookfield, Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us (or Brookfield Accounts we are invested in or portfolio companies) taking into account applicable facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies often engage common providers of good and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends fee discount arrangements to Brookfield and all Brookfield Accounts and their portfolio companies in a fair and equitable manner.

244 Brookfield Infrastructure

In certain cases, a service provider (e.g., a law firm) will provide a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. The Brookfield parties that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates their engagements than the rates paid by Brookfield or parties that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts, on and their portfolio companies and the related fee discount arrangements give rise to certain potential conflicts of interest. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is in the best interests of Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
Brookfield Infrastructure 245

Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to Brookfield, Brookfield Infrastructure, Brookfield Accounts in which we are invested and its portfolio companies, and with respect to Brookfield’s and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide consulting or other services at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution or other third party based on its best interests and not our best interests. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered. The cost of the disposition will generally be borne directly or indirectly by Brookfield Infrastructure (or a Brookfield Account in which we are invested) and creates an incentive for Brookfield to engage such a financial institution over one with which Brookfield has no prior relationship, which could result in worse terms to Brookfield Infrastructure (or a Brookfield Account in which we are invested) than would be the case absent the conflict.
•Use of Brookfield Arrangements. Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this cases, Brookfield will pass through the terms of such arrangement to Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) as if Brookfield Infrastructure (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Infrastructure (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how Brookfield Infrastructure and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.
246 Brookfield Infrastructure

In addition, Brookfield Infrastructure and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Infrastructure or Brookfield Accounts that we are invested in. Brookfield Infrastructure or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Infrastructure or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Infrastructure or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Infrastructure or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Infrastructure or a Brookfield Account may provide a guarantee in connection with a potential or existing investment.
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Infrastructure and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Investing Affiliate and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Infrastructure and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Investing Affiliate and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Infrastructure and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Infrastructure).
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Infrastructure and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including unitholders, analysts, investors and other third parties) may disagree with such valuations. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
Brookfield Infrastructure 247

The valuation of investments may affect Brookfield’s entitlement to incentive distributions from Brookfield Infrastructure and Brookfield Accounts in which we are invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of the partnership and Brookfield Accounts that we are invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of Brookfield Infrastructure and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our independent accountants.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Infrastructure as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by Brookfield Infrastructure and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in Brookfield Infrastructure generally (or to the partnership in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
In making investment decisions for the partnership or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of Brookfield Infrastructure (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of Brookfield Infrastructure (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Infrastructure or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with Brookfield Infrastructure’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Infrastructure or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Infrastructure or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Infrastructure or the relevant Brookfield Account or portfolio company for the contributions.
248 Brookfield Infrastructure

•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Infrastructure and of Brookfield Accounts in which we invest. In that capacity, these personnel are required to make decisions that Brookfield believes are in the best interests of the portfolio companies, whose interests generally are aligned with the partnership and Brookfield Accounts as shareholders in the company. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Infrastructure and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.
OTHER CONFLICTS

•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from the partnership and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Infrastructure and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Infrastructure (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.
•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from Brookfield Infrastructure and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged Brookfield Infrastructure or a Brookfield Account in which we are invested is discovered, Brookfield will make Brookfield Infrastructure (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Infrastructure (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to Brookfield Infrastructure (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages Brookfield Infrastructure or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing Brookfield Infrastructure (or the Brookfield Account) to make additional payments or distributions, as applicable; however, Brookfield Infrastructure (or the Brookfield Account) will not be charged interest in connection with any such underpayment.
•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in Brookfield Infrastructure and is entitled to receive management fees and other compensation from Brookfield Infrastructure. As a result, Brookfield will take its interests into account structuring the partnership’s investments and other operations, while also taking into account the interests of the partnership as a whole.
Brookfield Infrastructure 249

•Restrictions on Brookfield Infrastructure’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing Brookfield Infrastructure and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above) and certain investment-related restrictions, which could in certain situations have an adverse effect on Brookfield Infrastructure.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Infrastructure) from time to time engage in transactions with prospective and actual investors in Brookfield Infrastructure and other Brookfield Accounts, including sales of assets to (and purchases of assets from) such investors as well as joint ventures, strategic partnerships and other arrangements. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Infrastructure or a Brookfield Account. While Brookfield always seeks to act in its and Brookfield Accounts’ best interests, these transactions could result in significant benefits to such investors (as well as to Brookfield and Brookfield Accounts).
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
250 Brookfield Infrastructure

RESOLUTION OF CONFLICTS

•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts protocols that have been approved by our General Partner’s independent directors. Such protocols were put in place in recognition of the benefit to Brookfield Infrastructure of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
•Brookfield Conflicts Committee. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested. The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to Brookfield Infrastructure or a Brookfield Account in which we are invested or that the conflicts committee would not have reached a different decision if additional information were available to it.
The foregoing list of potential and actual conflicts of interest is not a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Infrastructure. Additional conflicts may exist, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of Brookfield Infrastructure and Brookfield Accounts in which we invest change over time, an investment in Brookfield Infrastructure may be subject to additional and different actual and potential conflicts of interest. Additional information regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units and current investors should review on an annual basis. Brookfield’s Form ADV is available upon request or on the SEC's website at www.adviserinfo.sec.gov. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Infrastructure of the conflicts of interest described herein.

Brookfield Infrastructure 251

See Item 3.D. “Risk Factors - Risks Related to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.”
As noted above, activities and transactions that give rise to potential conflicts of interests between Brookfield Infrastructure, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein, Brookfield’s conflicts management policies and guidelines, including a conflicts management policy that has been approved by our General Partner’s independent directors. The conflicts management policy was put in place in recognition of the benefit to Brookfield Infrastructure of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time.
Accordingly, the policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our conflicts management policy may be amended from time to time at the discretion of our General Partner. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and our operations.
Pursuant to the conflicts management policy, certain conflicts of interest do not require the approval of our General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our General Partner’s independent directors. Among others, our General Partner is required to seek the prior approval of the independent directors for the following matters/activities, including among others: (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, and/or our Limited Partnership Agreement (iii) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (iv) termination of, or any determinations regarding indemnification under, our Master Services Agreement, and/or our Limited Partnership Agreement; and (v) any other material transaction involving Brookfield Infrastructure and Brookfield. Pursuant to the conflicts management policy, our General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters, including in respect of investments in issuers affiliated with Brookfield and/or Brookfield Accounts.
Pursuant to the conflicts management policy, our General Partner’s independent directors have granted, and may in the future grant, additional, prior approvals for certain transactions and/or activities that involve conflicts of interest, including any of the transactions and/or activities listed above, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures.
252 Brookfield Infrastructure

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership and the BIPC exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.2% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 10.8% indirect interest in our partnership in the form of BIPC exchangeable shares held by Brookfield and the public.
In addition, our conflicts management policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Accounts that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The conflicts management policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement, where applicable, or that such fees or performance-based compensation must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms. The conflicts management policy also provides that in transactions involving (i) an acquisition by us of an asset from Brookfield, or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.
Our Limited Partnership Agreement contains various provisions that modify the scope of the fiduciary duties that are owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our Limited Partnership Agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of our General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of our General Partner, therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit our General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.
Brookfield Infrastructure 253

In addition, our Limited Partnership Agreement provides that our partnership does not have priority rights with respect to any investment opportunities sourced by the General Partner and its affiliates. Our Limited Partnership Agreement also allows affiliates of our General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by our General Partner to consent to any merger, consolidation or combination will not result in a breach of our Limited Partnership Agreement or any other provision of law. Our Limited Partnership Agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.
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
Bermuda partnership legislation provides that, subject to any express provision of the partnership agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under our partnership agreement to the limited partnership or any other partner. Our Limited Partnership Agreement imposes no such fiduciary duty.
Other Related Party Transactions
Brookfield Infrastructure is the borrower under a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The independent directors of our General Partner approved Brookfield Infrastructure’s entry into this revolving credit facility on February 8, 2018. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2020, there were no borrowings outstanding.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2020, our net deposit from Brookfield was $545 million (December 31, 2019: net deposit with Brookfield of less than $1 million) and Brookfield Infrastructure incurred interest expense of $1 million for the year ended December 31, 2020 (2019: $4 million, 2018: $nil).
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
254 Brookfield Infrastructure

RELATIONSHIP WITH BIPC
Each BIPC exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). We hold a 75% voting interest in BIPC through our ownership of the class B multiple voting shares of BIPC (“class B shares”), and own all of the class C non-voting shares of BIPC (“class C shares”), which entitle us to all of the residual value in BIPC after payment in full of the amount due to holders of BIPC exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares of BIPC.
BIPC acquired its business from us in connection with the special distribution. In addition, the following agreements and arrangements exist between us and BIPC.
Voting Agreement
Our partnership and BIPC have determined that it is desirable for BIPC to have control over certain of the entities through which it holds its interest in NTS (the “NTS entities”). Accordingly, we have entered into a voting agreement (the “NTS Voting Agreement”) to provide BIPC with voting rights over the NTS entities.
Pursuant to the NTS Voting Agreement, voting rights with respect to any of the NTS entities will be voted in accordance with the direction of BIPC with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Credit Support
A wholly-owned subsidiary of BIPC fully and unconditionally guarantees (i) any unsecured debt securities issued by Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Brookfield Infrastructure Debt Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) the senior preferred shares of BIP Investment Corporation, or BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of our partnership, and (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities.

Brookfield Infrastructure 255

Subscription Agreement
BIPC will and has entered into subscription agreements with our partnership from time to time, pursuant to which BIPC subscribed for such number of our units necessary to satisfy its obligations in respect of requests for exchange made by holders of BIPC exchangeable shares, as and when they arose, or a redemption of the BIPC exchangeable shares by BIPC, as and when such redemption occurs, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by BIPC’s transfer agent, or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Credit Facilities
We entered into two credit agreements with BIPC, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. Our credit facility will permit our partnership to borrow up to $1 billion from BIPC and the other will constitute an operating credit facility that will permit BIPC to borrow up to $1 billion from us. As of the date hereof, no amounts have been drawn under these credit facilities.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, Canadian Dollar Offered Rate or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Equity Commitment
Brookfield Infrastructure has provided to BIPC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIPC in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the volume-weighted average of the trading price for one BIPC exchangeable share on the principal stock exchange on which BIPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Infrastructure continues to control BIPC and has the ability to elect a majority of its board of directors.
Conflicts of Interest
In order to effect the special distribution, BIPC acquired its business from Brookfield Infrastructure. In addition, as described above, a number of agreements and arrangements were entered into between BIPC and Brookfield Infrastructure to create BIPC, while keeping it as a part of our group. Given BIPC’s ownership structure, the rationale for its formation and because each BIPC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of BIPC and Brookfield Infrastructure will typically be aligned.

256 Brookfield Infrastructure

However, conflicts of interest might arise between BIPC, on the one hand, and Brookfield Infrastructure, on the other hand. In order to assist BIPC in addressing such conflicts, BIPC’s board includes a non-overlapping director. John Fees is currently serving as the non-overlapping member of BIPC’s board of directors. Mr. Fees served on the board of directors of the General Partner since April 22, 2013 and resigned from such board of directors shortly prior to the special distribution. If, until March 31, 2021, BIPC considers a related party transaction in which our partnership is an interested party within the meaning of MI 61-101, Mr. Fees will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BIPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces BIPC’s ownership structure, the rationale for its formation and the economic equivalence between the BIPC exchangeable shares and units. Our group will not generally consider it a conflict for BIPC and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
BIPC and our partnership have been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits us to be exempt from the minority approval and valuation requirements for transactions in the context of (i) related party transactions (as defined in MI 61-101) of our partnership with BIPC or its subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of BIPC with our partnership or our subsidiary entities.

7.C    INTEREST OF EXPERTS AND COUNSEL
Not applicable.
Brookfield Infrastructure 257

ITEM 8.    FINANCIAL INFORMATION
8.A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for additional information required to be disclosed under this Item.
8.B    SIGNIFICANT CHANGES
See Item 3 “Key Information”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operation” for additional information.
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 1 Preferred Units, Series 3 Preferred Units, Series 5 Preferred Units, Series 7 Preferred Units, Series 9 Preferred Units and Series 11 Preferred Units are listed on the TSX under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our Series 13 Preferred Units and Series 14 Preferred Units are listed on the NYSE under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
258 Brookfield Infrastructure

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
Brookfield Infrastructure 259

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

260 Brookfield Infrastructure

The Support Agreement also provides that, without the prior approval of Exchange LP and the holders of Exchange LP Units, we will not distribute our units or rights to subscribe for our units or other property or assets to all or substantially all of our holders, change any of the rights, privileges or other terms of our units, or change the then outstanding number of our units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our units, unless such transaction is to exchange units for economically equivalent securities such as BIPC exchangeable shares, we and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as our holders.
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
Brookfield Infrastructure 261

The Series 1 Preferred Units are redeemable by our partnership on June 30 in every fifth year after June 30, 2020 for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2020 for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2025 and on December 31 every five years thereafter. The Series 5 Preferred Units are redeemable by our partnership on September 30, 2021 and on September 30 every five years thereafter for C$25.00 per Series 5 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 5 Preferred Units will have the right, at their option, to reclassify their Series 5 Preferred Units into Series 6 Preferred Units, subject to certain conditions, on September 30, 2021 and on September 30 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, March 31, 2022 and on March 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31, 2023 and on March 31 every five years thereafter for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2023 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31, 2023 and on December 31 every five years thereafter for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2023 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 15, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions.
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
262 Brookfield Infrastructure

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
Brookfield Infrastructure 263

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 3.974% annually for the period ending June 30, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending December 31, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 5 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.64%, and (ii) 5.35%. Holders of Series 6 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.64%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.78%, and (ii) 5.00%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.78%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.000% annually.
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
264 Brookfield Infrastructure

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
Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our partnership:
(i)our partnership or an affiliate of our partnership acquires, buys, buys back or otherwise purchases our units in connection with an offer or program by our partnership or the affiliate to acquire, buy, buy back, or otherwise purchase our units other than by way of a normal course issuer bid or other open market purchase;
(ii)the money or property that is used by our partnership or the affiliate to acquire, buy, buy back or otherwise purchase our units is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our partnership from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership;
(iii)our partnership has income for Canadian federal income tax purposes; and
Brookfield Infrastructure 265

(iv)the income for Canadian federal income tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains (for Canadian federal income tax purposes) realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for Canadian federal income tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for Canadian federal income tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for Canadian federal income tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for Canadian federal income tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to the partnership’s limited partners units are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each such limited partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units acquired by our partnership or the affiliate from the limited partner is of the total number of units acquired from all partners. The balance (if any) of the income for Canadian federal income tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for Canadian federal income tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a distribution from our partnership.
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
266 Brookfield Infrastructure

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
Brookfield Infrastructure 267

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
Prohibited Amendments
No amendment may be made that would:
•enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
•enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our partnership to our General Partner or any of its affiliates without the consent of our General Partner, which may be given or withheld in its sole discretion.
268 Brookfield Infrastructure

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
No Limited Partner Approval
Subject to applicable law, our General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:
•a change in the name of our partnership, the location of our partnership’s registered office, or our partnership’s registered agent;
•the admission, substitution or withdrawal of partners in accordance with our Limited Partnership Agreement;
•a change that our General Partner determines is necessary or appropriate for our partnership to qualify or to continue our partnership’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that our partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
•an amendment that our General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
•an amendment that is necessary, in the opinion of our counsel, to prevent our partnership or our General Partner or its directors, officers, agents or trustees, from having a material risk of being in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;
•an amendment that our General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
•any amendment expressly permitted in our Limited Partnership Agreement to be made by our General Partner acting alone;
•an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of our Limited Partnership Agreement;
•any amendment that in the sole discretion of our General Partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our Limited Partnership Agreement;
•a change in our partnership’s fiscal year and related changes; or
•any other amendments substantially similar to any of the matters described directly above.
Brookfield Infrastructure 269

In addition, our General Partner may make amendments to our Limited Partnership Agreement without the approval of any limited partner if those amendments, in the discretion of our General Partner:
•do not adversely affect our partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;
•are necessary or appropriate to facilitate the trading of our units or preferred units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units or preferred units are or will be listed for trading;
•are necessary or appropriate for any action taken by our General Partner relating to splits or combinations of units or preferred units under the provisions of our Limited Partnership Agreement; or
•are required to effect the intent expressed in the provisions of our Limited Partnership Agreement or are otherwise contemplated by our Limited Partnership Agreement.
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
270 Brookfield Infrastructure

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
Brookfield Infrastructure 271

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
272 Brookfield Infrastructure

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
Brookfield Infrastructure 273

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
274 Brookfield Infrastructure

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
Brookfield Infrastructure 275

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
276 Brookfield Infrastructure

By accepting a unit or preferred unit for transfer in accordance with our Limited Partnership Agreement, each transferee will be deemed to have:
•executed our Limited Partnership Agreement and become bound by the terms thereof;
•granted an irrevocable power of attorney to our General Partner and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices all (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of our partnership as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our partnership may conduct activities and affairs or own property; any amendment, change, modification or restatement of our Limited Partnership Agreement, subject to the requirements of our Limited Partnership Agreement; the dissolution and liquidation of our partnership; the admission, withdrawal or removal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our partnership, and to a merger or consolidation of our partnership; and (ii) subject to the requirements of our Limited Partnership Agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of our General Partner or the liquidator of our partnership, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our partnership’s partners or is consistent with the terms of our Limited Partnership Agreement or to effectuate the terms or intent of our Limited Partnership Agreement;
•made the consents and waivers contained in our Limited Partnership Agreement, including with respect to the approval of the transactions and agreements entered into in connection with our formation and the spin-off; and
•ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our partnership in accordance with our Limited Partnership Agreement.
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
Brookfield Infrastructure 277

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
278 Brookfield Infrastructure

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
Brookfield Infrastructure 279

Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.3% assuming the exchange of the Redeemable Partnership Units (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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
Except as set forth below, prior to the dissolution of the Holding LP, distributions of available cash (if any) in any given quarter will be made by the Holding LP as follows (being the “Regular Distribution Waterfall”):
•first, 100% of any available cash to our partnership until our partnership has been distributed an amount equal to our partnership’s expenses and outlays for the quarter properly incurred;
•second, 100% to the owners of the Holding LP’s preferred units, in proportion to their respective relative percentage of Holding LP preferred units held (determined by reference to the aggregate value of the issue price of the Holding LP preferred units held by each holder relative to the aggregate value of the issue price of all Holding LP preferred units then outstanding) until there has been distributed to such holder an amount equal to all preferential distributions to which the holder are entitled under the terms of the Holding LP preferred units then outstanding and any outstanding accrued and unpaid preferential distributions from prior periods;
•third, 100% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.1827, referred to as the First Distribution Threshold;
•fourth, 85% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special General Partner Units, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.198, referred to as the Second Distribution Threshold; and
•thereafter, 75% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special General Partner Units.
On March 31, 2020, the limited partnership agreement of the Holding LP was amended on such date to reflect the impact of the special distribution. The First Distribution Threshold was adjusted from $0.203 to $0.1827 and the Second Distribution Threshold from $0.22 to $0.198.
280 Brookfield Infrastructure

Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.5100		$2.0400
First distribution threshold		$0.1827		$0.7308
Total units of Holding LP	465
Total first distribution			$85		$340
Distribution in excess of first distribution threshold		$0.0153		$0.0612
Total units of Holding LP	465
Second distribution to partners			$7		$28
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$8		$32
Distribution in excess of second distribution threshold		$0.3120		$1.2480
Total units Holding LP	465
Third distribution to partners			$145		$580
25% incentive distribution to the holder of Special General Partner Units			48		192
Total third distribution			$193		$772
Total distributions to partners (including incentive distributions)			$286		$1,144
Total incentive distributions to the holder of Special General Partner Units			$49		$196
The table below sets forth the incentive distributions for the years ended December 31, 2020, 2019 and 2018 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Incentive Distributions	$183	$158	$136
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
Brookfield Infrastructure 281

•first, 100% to our partnership until our partnership has received an amount equal to the excess of (i) the amount of our partnership’s outlays and expenses incurred during the term of the Holding LP, over (ii) the aggregate amount of distributions received by our partnership pursuant to the first tier of the Regular Distribution Waterfall during the term of the Holding LP;
•second, 100% to the preferred unitholders pro rata in proportion to their respective relative percentage of Holding LP preferred units held (determined by reference to the aggregate value of the issue price of the Holding LP preferred units held by each preferred unitholder relative to the aggregate value of the issue price of all Holding LP preferred units then outstanding) until there has been distributed in respect of each Holding LP preferred unit outstanding an amount equal to any preferential distributions to which the preferred unitholders are entitled in the event of dissolution, liquidation, or winding-up of Holding LP under the terms of the Holding LP preferred units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);
•third, if there are Holding LP preferred units outstanding, an amount equal to the amount of cash or property held by the Holding LP at such time, that is attributable to a realization event occurring prior to the date of a dissolution event and that has been deemed by our partnership as capital surplus shall be distributed as though such amount has been deemed by our partnership to be (i) attributable to sales or other dispositions of the Holding LP’s assets and (ii) representative of unrecovered capital;
•fourth, 100% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, in proportion to their respective amounts of unrecovered capital in the Holding LP;
•fifth, 100% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a Holding LP partnership unit, other than a Holding LP preferred unit, has received an amount equal to the excess of (i) the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the Holding LP’s partnership units, other than Holding LP preferred units, pursuant to the third tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP);
•sixth, 85% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special General Partner Units, until each holder of a partnership unit of the Holding LP, other than Holding LP preferred units, has received an amount equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP), over (ii) the aggregate amount of distributions made in respect of the partnership units of the Holding LP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Holding LP (subject to adjustment upon the subsequent issuance of additional partnership interests in the Holding LP); and
•thereafter, 75% to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special General Partner Units.
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

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
284 Brookfield Infrastructure

Prohibited Amendments
No amendment may be made that would:
•enlarge the obligations of any limited partner of the Holding LP without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
•enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Holding LP to any general partner of the Holding LP or any of its affiliates without the consent of such general partner which may be given or withheld in its sole discretion.
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
No Limited Partner or Special General Partner Approval
Subject to applicable law, the managing general partner may generally make amendments to the Holding LP’s limited partnership agreement without the approval of any limited partner or the special general partner to reflect:
•a change in the name of our partnership, the location of our partnership’s registered office or our partnership’s registered agent;
•the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement;
•a change that the managing general partner determines is necessary or appropriate for our partnership to qualify or to continue its qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or to ensure that the Holding LP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
•an amendment that the managing general partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
•an amendment that is necessary, in the opinion of counsel, to prevent the Holding LP or the managing general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;
•an amendment that the managing general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
•any amendment expressly permitted in the Holding LP’s limited partnership agreement to be made by the managing general partner acting alone;
•an amendment effected, necessitated or contemplated by an agreement of merger, consolidation or other combination agreement that has been approved under the terms of the Holding LP’s limited partnership agreement;
Brookfield Infrastructure 285

•any amendment that in the sole discretion of the managing general partner is necessary or appropriate to reflect and account for the formation by our partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Holding LP’s limited partnership agreement;
•a change in its fiscal year and related changes;
•any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of the managing general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in the Holding LP, or (iii) consistently reflect the distributions made by the Holding LP to the partners pursuant to the terms of the limited partnership agreement of the Holding LP;
•any amendment that in the sole discretion of the managing general partner, is necessary or appropriate to address any statute, rule, regulation, notice or announcement that affects or could affect the U.S. federal tax treatment of any allocation or distribution related to any interest of the managing general partner in the profits of Holding LP; and
•any other amendments substantially similar to any of the matters described directly above.
In addition, amendments to the Holding LP’s limited partnership agreement may be made by the managing general partner without the approval of any limited partner or the special general partner if those amendments, in the discretion of the managing general partner:
•do not adversely affect the Holding LP’s limited partners or the special general partner considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;
•are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;
•are necessary or appropriate for any action taken by the managing general partner relating to splits or combinations of units under the provisions of the Holding LP’s limited partnership agreement; or
•are required to effect the intent expressed in the provisions of the Holding LP’s limited partnership agreement or are otherwise contemplated by the Holding LP’s limited partnership agreement.
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
286 Brookfield Infrastructure

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
Brookfield Infrastructure 287

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
288 Brookfield Infrastructure

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
Brookfield Infrastructure 289

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

290 Brookfield Infrastructure

BIPC
BIPC was formed on August 30, 2019 under the laws of British Columbia, Canada. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Specifically, its operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil and of regulated distribution operations in the United Kingdom, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Each BIPC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). Our partnership may elect to satisfy its exchange obligation by acquiring such tendered BIPC exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our partnership). BIPC and our partnership currently intend to satisfy any exchange requests on the BIPC exchangeable shares through the delivery of units rather than cash. We therefore expect that the market price of BIPC exchangeable shares will be impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BIPC exchangeable shares and holders of units under the governing documents of BIPC and our partnership and applicable law, such as the right of holders of BIPC exchangeable shares to request an exchange of their BIPC exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of BIPC or our partnership, as applicable) and the redemption right of BIPC. Refer to the annual report on Form 20-F of BIPC dated February 12, 2021 for additional information.
Further, the BIPC exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by our partnership. Dividends on each BIPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Our partnership’s ownership of class C shares entitles it to receive dividends as and when declared by the board of directors of BIPC. The holders of the BIPC exchangeable shares are entitled to one vote for each BIPC exchangeable share held at all meetings of BIPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BIPC are entitled to vote separately as a class or series. The holders of the class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BIPC exchangeable shares. Except as otherwise expressly provided in the notice of articles and articles of BIPC or as required by law, the holders of BIPC exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. Refer to the annual report on Form 20-F of BIPC dated February 12, 2021 for additional information.
BIPC’s authorized share capital consists of (i) an unlimited number of BIPC exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series).
As of February 12, 2021, there were approximately 45 million BIPC exchangeable shares, one class B share and 1.4 million class C shares issued and outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
Brookfield Infrastructure 291

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
1.Amended and Restated Master Services Agreement, as amended from time to time, by and among the Service Recipients, Brookfield Asset Management Inc., the Service Provider and others described under Item 6.A. “Directors and Senior Management—Our Master Services Agreement”;
2.Amended and Restated Limited Partnership Agreement of our partnership, as amended from time to time, described under Item 10.B. “Description of our Units, Preferred Units and our Limited Partnership Agreement”;
3.Amended and Restated Limited Partnership Agreement of the Holding LP, as amended from time to time, described under Item 10.B. “Description of the Holding LP’s Limited Partnership Agreement”;
4.Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Provider and Brookfield Asset Management Inc., described under Item 7.B. “Related Party Transactions—Relationship Agreement”;
5.Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc., described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;
6.Indenture by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
7.Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
8.Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
9.Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
10.Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
292 Brookfield Infrastructure

11.Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
12.Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
13.Eighth Supplemental Indenture dated September 1, 2020 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
14.Guarantee dated September 1, 2020 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
15.Guarantee indenture dated March 30, 2020 among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada, in respect of certain of the Class A Preferred Units, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
16.Support Agreement, dated October 15, 2018, as amended from time to time, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under “Additional Information - Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement”; and
17.Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F.
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda or the United States holding our partnership’s securities, except as otherwise described in this annual report on Form 20-F under Item 10.E “Taxation.”
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
Brookfield Infrastructure 293

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
294 Brookfield Infrastructure

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
Brookfield Infrastructure 295

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
296 Brookfield Infrastructure

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
Brookfield Infrastructure 297

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
298 Brookfield Infrastructure

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
Brookfield Infrastructure 299

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
300 Brookfield Infrastructure

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
Brookfield Infrastructure 301

Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
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
302 Brookfield Infrastructure

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2021. However, our General Partner believes that some of our operating entities may have been PFICs in prior taxable years. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure”, below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
Brookfield Infrastructure 303

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and asset tests described above, as well as the rules governing whether a U.S. person is treated as indirectly owning an interest in a PFIC. The proposed regulations will not be effective unless and until they are adopted in final form. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.
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
304 Brookfield Infrastructure

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
Based on our organizational structure, the General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject to proposed Treasury Regulations yet to be made final, as well as other guidance yet to be issued. Specifically, under proposed Treasury Regulations on which we may be permitted to rely, only U.S. Holders that are U.S. Shareholders would be required to include in income their allocable shares of a CFC’s Subpart F income. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.
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
Brookfield Infrastructure 305

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
306 Brookfield Infrastructure

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
Brookfield Infrastructure 307

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
However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022.
308 Brookfield Infrastructure

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
Brookfield Infrastructure 309

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
Pursuant to the partnership audit rules, a “partnership representative” designated by our partnership will have the sole authority to act on behalf of our partnership in connection with any administrative or judicial review of our partnership’s items of income, gain, loss, deduction, or credit. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our partnership pursuant to the partnership audit rules.
The application of the partnership audit rules to our partnership and our unitholders is uncertain. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.
310 Brookfield Infrastructure

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
Brookfield Infrastructure 311

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
312 Brookfield Infrastructure

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
Brookfield Infrastructure 313

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
Nominee Reporting
Persons who hold an interest in our partnership as a nominee for another person may be required to furnish to us:
(i)the name, address and taxpayer identification number of the beneficial owner and the nominee;
(ii)whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;
(iii)the amount and description of units held, acquired, or transferred for the beneficial owner; and
(iv)specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
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
314 Brookfield Infrastructure

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
Brookfield Infrastructure 315

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
This summary also assumes that no payments to a Holder in respect of the preferred units are made by a guarantor pursuant to a guarantee in respect of such units.
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
Computation of Income or Loss
Each Canadian Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Canadian Holder’s share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder’s taxation year, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether or not our units were held throughout such year.
316 Brookfield Infrastructure

Our partnership will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our partnership for a fiscal period for purposes of the Tax Act will be computed as if our partnership were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our partnership’s Limited Partnership Agreement. The income (or loss) of our partnership will include our partnership’s share of the income (or loss) of the Holding LP for a fiscal year determined in accordance with the Holding LP’s limited partnership agreement. For this purpose, our partnership’s fiscal year end and that of the Holding LP will be December 31.
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
Brookfield Infrastructure 317

Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of our partnership:
(i)our partnership or an affiliate of our partnership acquires, buys, buys back or otherwise purchases our units (other than preferred units) in connection with an offer or program by our partnership or the affiliate to acquire, buy, buy back, or otherwise purchase our units (other than preferred units) other than by way of a normal course issuer bid or other open market purchase;
(ii)the money or property that is used by our partnership or the affiliate to acquire, buy, buy back or otherwise purchase our units (other than preferred units) is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our partnership from the Holding LP as consideration for the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership;
(iii)our partnership has income for tax purposes; and
(iv)the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Holders whose units (other than preferred units) are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each Canadian Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of units (other than preferred units) acquired by our partnership or the affiliate from the Canadian Holder is of the total number of units (other than preferred units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units (other than preferred units) are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a distribution from our partnership.
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
318 Brookfield Infrastructure

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
Brookfield Infrastructure 319

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
320 Brookfield Infrastructure

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
Brookfield Infrastructure 321

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
322 Brookfield Infrastructure

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
The foregoing discussion of the calculation of the adjusted cost base assumes that each class and series of partnership interests in our partnership are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Canadian Holder of a particular type of units of our partnership, the Canadian Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of units of our partnership as separate property. Accordingly, the General Partner intends to provide unitholders with partnership information returns using such allocation.
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
Brookfield Infrastructure 323

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
324 Brookfield Infrastructure

The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the time of disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” at any relevant time and does not expect our partnership or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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
Brookfield Infrastructure 325

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
The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”), the Income Tax Assessment Act 1936 (Cth) (“ITAA 1936”) and the Taxation Administration Act 1953 (Cth) (“Administration Act”) as at the date of this annual report on Form 20-F.
326 Brookfield Infrastructure

Summary
The key Australian income tax implications for Australian Holders of units are set out below:
Our partnership should be classified as a “corporate limited partnership” for Australian income tax purposes as:
•it satisfies the definition of “corporate limited partnership”; and
•it is not either a “venture capital limited partnership”, an “early stage venture capital limited partnership”, an “Australian venture capital fund of funds” or a “venture capital management partnership”; and
•it is not a “foreign hybrid limited partnership”.
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
a.an association of persons (other than a company) carrying on business as partners or in receipt of ordinary income or statutory income jointly, where the liability of at least one of those persons is limited; or
b.an association of persons (other than one referred to in paragraph (a)) with legal personality separate from those persons that was formed solely for the purpose of becoming a “venture capital limited partnership” (“VCLP”), an “early stage venture capital limited partnership” (“ESVCLP”), an “Australian venture capital fund of funds” (“AFOF”) or a “venture capital management partnership” (“VCMP”) and to carry on activities that are carried on by a body of that kind.
There is no requirement as to where or under which law the liability is limited. For tax purposes, the liability is limited if it is effectively limited under the laws applying to the partnership (as per the partnership agreement). Our partnership should be a limited partnership for Australian tax purposes.
Brookfield Infrastructure 327

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
(a)the partnership was established by or under a law in force in, or in any part of:
I.Australia; or
II.foreign country in respect of which a double tax agreement (as defined in Part X of the ITAA 1936) is in force; and
(b)all of the partners who are general partners are residents of a country referred to in paragraph (a).
Definition of “foreign hybrid limited partnership”
Pursuant to sub-section 94D(5) of the ITAA 1936, an exception to our partnership being a corporate limited partnership applies if it is a “foreign hybrid limited partnership” (“FHLP”), as defined in section 830-10 of the ITAA 1997. A limited partnership will be a FHLP if:
(a)it was formed in a foreign country (i.e. other than Australia); and
(b)foreign income tax is imposed under the law of the foreign country on the partners, not the limited partnership, in respect of the income or profits of the partnership for the income year; and
(c)at no time during the income year is the limited partnership, for the purposes of a law of any foreign country that imposes foreign income tax on entities because they are residents of the foreign country, a resident of that country; and
(d)disregarding subsection 94D(5) of the ITAA 1936, at no time during the income year is it an Australian resident; and
(e)disregarding that subsection, in relation to the same income year of another taxpayer:
I.the limited partnership is a Controlled Foreign Company at the end of a statutory accounting period that ends in the income year; and
II.at the end of the statutory accounting period, the taxpayer is an attributable taxpayer in relation to the Controlled Foreign Company with an attribution percentage greater than nil.
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
328 Brookfield Infrastructure

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
Brookfield Infrastructure 329

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
330 Brookfield Infrastructure

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
Brookfield Infrastructure 331

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
332 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

Brookfield Infrastructure 333

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. Excluded from our evaluation were internal controls over financial reporting at Summit Digitel Infrastructure Private Limited, for which control was acquired on August 31, 2020. The financial statements of this entity constitute approximately 14% of total assets, 12% of partnership capital, 4% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2020.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
334 Brookfield Infrastructure

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2020(5)		2019(4)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(1)	$10,308	88%	$11,483	94%
Audit-related fees(2)	1,218	10%	432	4%
All other fees(3)	198	2%	217	2%
Total	$11,724	100%	$12,132	100%

(1)Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.
(2)Audit-related fees relate primarily to services pertaining to the filing of our partnership’s short form base shelf prospectuses and other securities-related matters.
(3)Other relates to certain permissible operational and pre-acquisition consulting and advisory services, and includes a nominal amount associated with income tax related activities performed for subsidiaries of our partnership.
(4)Fees in 2019 include $2.5 million of audit fees and $0.2 million of audit-related fees incurred in connection with the initial public offering of BIPC. Fees in 2019 include $2.3 million of audit fees incurred in connection with non-routine transactions and subsidiaries, associates, and joint ventures related to 2019 that were billed subsequent to the filing of Form 20-F for the year ended December 31, 2019 on February 28, 2020.
(5)Fees in 2020 include $1.2 million of audit fees and $0.2 million of audit related fees in connection with Brookfield Infrastructure Corporation.
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
In November 2020, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 14,767,968 of our units, representing approximately 5% of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 91,732 units on the TSX during any trading day.
Brookfield Infrastructure 335

The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,926 Series 3 Preferred Units, 998,073 Series 5 Preferred Units, 1,190,365 Series 7 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,000 Series 1 Preferred Units, 1,000 Series 3 Preferred Units and 1,461 Series 5 Preferred Units, 1,335 Series 7 Preferred Units, 1,141 Series 9 Preferred Units and 1,202 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on November 12, 2020 and will terminate on November 11, 2021 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
During the year ended December 31, 2020, we repurchased 100 of our units at an average unit price of $33.86 under our normal course issuer bid for an aggregate of less than $1 million and we incurred less than $1 million in commission costs.
The following table provides our repurchase information for our units on a month-by-month basis for the year ended December 31, 2020(1):

Period	Total Number of Units Purchased	Average Price Paid per Unit	Total Number of Units Purchased as Part of Our Normal Course Issuer Bid(1)	Maximum Number of Units that May Yet Be Purchased under Our Normal Course Issuer Bid(1)
April 2020(2)	100	$33.86	100	14,767,968

(1)Our normal course issuer bid currently in effect was announced on November 10, 2020, and authorizes us to purchase up to 14,767,968 of our units, commencing on November 12, 2020 and expiring on November 11, 2021, or earlier should we complete our repurchases prior to that date. Our normal course issuer bid in effect prior to November 12, 2020 was announced on November 8, 2019 and authorized us to repurchase up to 14,672,644 of our units, commencing on November 12, 2019 and expiring on November 11, 2020.
(2)Our partnership only repurchased units in April 2020. No unit repurchase occurred in the remaining months of 2020.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
336 Brookfield Infrastructure

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

1.5
Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated September 21, 2020-incorporated by reference to Exhibit 3.1 to our partnership’s Form 6 K filed September 21, 2020.

1.6
Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated January 21, 2021-incorporated by reference to Exhibit 3.1 to our partnership’s Form 6 K filed January 21, 2020.

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

4.5
Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated March 31, 2020-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6 K filed April 2, 2020.

4.6
Fifth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated September 21, 2020-incorporated by reference to Exhibit 3.2 to our partnership’s Form 6 K filed September 21, 2020.

Brookfield Infrastructure 337

4.7
Sixth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated January 21, 2021-incorporated by reference to Exhibit 3.2 to our partnership’s Form 6 K filed January 21, 2021.

4.8
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.9
First Amendment, dated as of March 31, 2020, to the Amended and Restated Master Services Agreement, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6 K filed April 2, 2020

4.10
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 28, 2014.

4.11
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

4.12
Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP. -incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

4.13
First Amendment, dated March 9, 2020, to Support Agreement between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6 K filed March 12, 2020.

4.14
Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.15
Fifth Supplemental Indenture dated February 22, 2017 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6‑K filed February 22, 2017.

4.16
Guarantee dated February 22, 2017 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6‑K filed February 22, 2017.

4.17
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 10, 2018.

4.18
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 10, 2018.

4.19
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

338 Brookfield Infrastructure

4.20
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed on October 7, 2019.

4.21
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed on October 7, 2019.

4.22
Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6 K filed April 2, 2020.

4.23
Eighth Supplemental Indenture, dated September 1, 2020, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6 K filed September 21, 2020.

4.24
Guarantee, dated September 1, 2020, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6 K filed September 21, 2020.

8.1	Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Infrastructure Partners L.P. into this Annual Report on Form 20‑F.*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure 339

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 18, 2021	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

340 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2020
and 2019 and for the years ended December 31, 2020, 2019 and 2018	F-7
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of operating results, comprehensive income (loss), partnership capital, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2021 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
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

F-2 Brookfield Infrastructure

Revaluation of Property, Plant and Equipment - Refer to Notes 3 and 13 to the financial statements
Critical Audit Matter Description
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
•Evaluated the effectiveness of controls over revaluation, including those over the unobservable estimates of future revenues and operating margins, terminal value multiples and discount rates.
•Evaluated management’s ability to accurately estimate future revenue and operating margins by comparing actual results to management’s historical forecasts.
•Assessed the reasonableness of management’s estimated future revenues and operating margins by comparing the projections to historical results, objective contractual terms, observable macroeconomic indicators and independent market data, where applicable.
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the terminal value multiples and discount rates selected by management.
Valuation of Investments in Associates and Joint Ventures - Refer to Notes 3 and 12 to the financial statements
Critical Audit Matter Description
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

Brookfield Infrastructure F-3

While there are several assumptions that are required to determine recoverable amount, the judgments with the highest degree of subjectivity and impact on fair values are future cash flow projections, terminal value multiples and discount rates. Given the determination of recoverability requires management to make significant estimates and assumptions relating to the forecasts of future cash flow projections, terminal value multiples and discount rates, performing audit procedures to evaluate the reasonableness of such estimates and assumptions required a high degree of auditor judgment as the estimations made by management contains significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future cash flow projections, terminal value multiples and discount rates included the following, among others:
•Evaluated the effectiveness of controls over the determination of recoverable amount, including those over the forecasts of future cash flow projections, terminal value multiples, and discount rates.
•Evaluated management’s ability to accurately forecast future cash flow projections by comparing actual results to management’s historical forecasts.
•Assessed the reasonableness of management’s estimated future cash flow projections by comparing the projections to historical results, objective contractual terms, observable macroeconomic indicators and independent market data, where applicable.
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the determination of terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the discount rates and terminal value multiples selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2021

We have served as the Partnership’s auditor since 2007.
F-4 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Partnership and our report dated March 18, 2021, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Summit Digitel Infrastructure Private Limited, for which control was acquired on August 31, 2020. The financial statements of Summit Digitel Infrastructure Private Limited constitute 14% of total assets, 12% of partnership capital, 4% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at Summit Digitel Infrastructure Private Limited.

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2021

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2020	As of December 31, 2019
Assets
Cash and cash equivalents	7, 8	$867	$827
Financial assets	7, 9	698	432
Accounts receivable and other	7, 10	1,925	1,960
Inventory	11	221	242
Assets classified as held for sale	5	—	2,380
Current assets		3,711	5,841
Property, plant and equipment	13	31,584	23,013
Intangible assets	14	11,767	14,386
Investments in associates and joint ventures	12	5,528	4,967
Investment properties	16	518	416
Goodwill	15	6,634	6,553
Financial assets	7, 9	709	763
Other assets	10	756	257
Deferred income tax asset	25	124	112
Total assets		$61,331	$56,308
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7, 17	3,277	2,410
Non-recourse borrowings	7, 19	1,551	1,381
Financial liabilities	7, 18	696	329
Liabilities directly associated with assets classified as held for sale	5	—	1,319
Current liabilities		5,524	5,439
Corporate borrowings	7, 19, 20	3,158	2,475
Non-recourse borrowings	7, 19	18,469	17,163
Financial liabilities	7, 18	2,678	1,844
Other liabilities	17	5,197	2,570
Deferred income tax liability	25	4,612	4,620
Preferred shares	7, 21	20	20
Total liabilities		39,658	34,131
Partnership capital
Limited partners	26	4,233	5,048
General partner	26	19	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	26	1,687	2,039
BIPC exchangeable shares	26	638	—
Exchange LP Units	26	12	18
Interest of others in operating subsidiaries		13,954	14,113
Preferred unitholders	26	1,130	935
Total partnership capital		21,673	22,177
Total liabilities and partnership capital		$61,331	$56,308
Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2020	2019	2018
Revenues	4	$8,885	$6,597	$4,652
Direct operating costs		(4,843)	(3,395)	(2,208)
General and administrative expenses		(312)	(279)	(223)
Depreciation and amortization expense	13, 14	(1,705)	(1,214)	(801)
		2,025	1,709	1,420
Interest expense	22	(1,179)	(904)	(555)
Share of earnings (losses) from investments in associates and joint ventures	12	131	224	(13)
Mark-to-market on hedging items	7	(16)	57	137
Gain on sale of associate		—	—	338
Other income (expense)	5	234	(158)	(157)
Income before income tax		1,195	928	1,170
Income tax expense
Current	25	(237)	(250)	(318)
Deferred	25	(54)	(28)	(46)
Net income		$904	$650	$806

Attributable to:
Limited partners		$141	$52	$192
General partner		183	159	137
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		55	22	81
BIPC exchangeable shares		14	—	—
Exchange LP Units		1	—	—
Interest of others in operating subsidiaries		510	417	396
Basic and diluted income per unit attributable to(1):
Limited partners	26	$0.35	$0.06	$0.53

(1)Basic and diluted income per limited partner unit for the years ended December 31, 2020, 2019, and 2018 have been restated to reflect the impact of the special distribution on March 31, 2020. Refer to Note 1, Organization and Description of the Business, for further details.
F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,
US$ MILLIONS	Notes	2020	2019	2018
Net income		$904	$650	$806
Other comprehensive (loss) income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	13	786	719	462
Marketable securities	7	59	47	(47)
Unrealized actuarial (losses) gains		(157)	(6)	28
Taxes on the above items	25	(188)	(148)	(100)
Share of income from investments in associates and joint ventures	12	98	108	117
		598	720	460

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(516)	64	(1,577)
Cash flow hedge	7	(104)	(33)	(71)
Net investment hedge	7	(12)	(113)	97
Taxes on the above items	25	63	6	3
Share of (losses) earnings from investments in associates and joint ventures	12	(91)	(54)	143
		(660)	(130)	(1,405)
Total other comprehensive (loss) income		(62)	590	(945)
Comprehensive income (loss)		$842	$1,240	$(139)

Attributable to:
Limited partners	27	$130	$298	$(13)
General partner	27	182	160	137
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	48	125	(6)
BIPC exchangeable shares	27	101	—	—
Exchange LP Units	27	1	1	4
Interest of others in operating subsidiaries		380	656	(261)
Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2020	$5,495	$(1,430)	$510	$473	$5,048	$24	$2,328	$(613)	$101	$223	$2,039	$—	$18	$14,113	$935	$22,177
Net income	—	141	—	—	141	183	—	55	—	—	55	14	1	510	—	904
Other comprehensive (loss) income	—	—	—	(11)	(11)	(1)	—	—	—	(7)	(7)	87	—	(130)	—	(62)
Comprehensive income	—	141	—	(11)	130	182	—	55	—	(7)	48	101	1	380	—	842
Unit issuance(2)	9	—	—	—	9	—	—	—	—	—	—	—	—	—	—	9
Partnership distributions(3)	—	(588)	—	—	(588)	(185)	—	(240)	—	—	(240)	(66)	(4)	—	—	(1,083)
Partnership preferred distributions(3)	—	(35)	—	—	(35)	—	—	(13)	—	—	(13)	(3)	—	—	—	(51)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,078)	—	(1,078)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	63	—	63
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,278)	—	(1,278)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred unit issuance(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Issuance of BIPC exchangeable shares(2),(6)	—	(398)	(61)	18	(441)	(2)	—	(174)	(14)	5	(183)	626	—	—	—	—
Other items(1),(4)	22	25	91	(28)	110	—	—	10	38	(12)	36	(20)	(3)	(19)	—	104
Balance as at December 31, 2020	$5,526	$(2,285)	$540	$452	$4,233	$19	$2,328	$(975)	$125	$209	$1,687	$638	$12	$13,954	$1,130	$21,673

(1)Refer to Note 27, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 26, Partnership Capital.
(3)Refer to Note 28, Distributions.
(4)Refer to Note 6, Acquisition of Businesses.
(5)Refer to Note 5, Disposition of Businesses.
(6)Refer to Note 1, Organization and Description of the Business.

F-10 Brookfield Infrastructure

	Limited Partners						Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2019	4,911	(856)	249	209	4,513	22	2,078	(370)	3	112	1,823	71	7,303	936	14,668
Net income	—	52	—	—	52	159	—	22	—	—	22	—	417		650
Other comprehensive income	—	—	—	246	246	1	—	—	—	103	103	1	239	—	590
Comprehensive income	—	52	—	246	298	160	—	22	—	103	125	1	656	—	1,240
Unit issuance(2)	559	—	—	—	559	—	250	—	—	—	250	—	—	—	809
Unit repurchases(2)	(28)	—	—	—	(28)	—	—	—	—	—	—	—	—	(1)	(29)
Partnership distributions(3)	—	(575)	—	—	(575)	(158)	—	(241)	—	—	(241)	(4)	—	—	(978)
Partnership preferred distributions(3)	—	(33)	—	—	(33)	—	—	(16)	—	—	(16)	—	—	—	(49)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	7,559	—	7,559
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(1,216)	—	(1,216)
Other items(1)	53	(18)	261	18	314	—	—	(8)	98	8	98	(50)	(189)	—	173
Balance as at December 31, 2019	$5,495	$(1,430)	$510	$473	$5,048	$24	$2,328	$(613)	$101	$223	$2,039	$18	$14,113	$935	$22,177

(1)Refer to Note 27, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 26, Partnership Capital.
(3)Refer to Note 28, Distributions.
(4)Refer to Note 6, Acquisition of Businesses.
Brookfield Infrastructure F-11

	Limited Partners						Non-Controlling Interest— Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— Exchange LP Units	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$25	$2,078	$(413)	$(40)	$387	$2,012	$—	$5,875	$595	$13,474
Changes in accounting policies	—	4	—	—	4	—	—	2	—	—	2	—	10	—	16
Balance as at January 1, 2018	4,907	(949)	149	864	4,971	25	2,078	(411)	(40)	387	2,014	—	5,885	595	13,490
Net Income	—	192	—	—	192	137	—	81	—	—	81	—	396	—	806
Other comprehensive (loss) income	—	—	—	(205)	(205)	—	—	—	—	(87)	(87)	4	(657)	—	(945)
Comprehensive income (loss)	—	192	—	(205)	(13)	137	—	81	—	(87)	(6)	4	(261)	—	(139)
Unit issuance(2)	14	—	—	—	14	—	—	—	—	—	—	232	—	342	588
Unit repurchases(2)	(30)	—	—	—	(30)	—	—	—	—	—	—	—	—	(1)	(31)
Partnership distributions(3)	—	(520)	—	—	(520)	(140)	—	(216)	—	—	(216)	(2)	—	—	(878)
Partnership preferred distributions(3)	—	(29)	—	—	(29)	—	—	(12)	—	—	(12)	—	—	—	(41)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	3,232	—	3,232
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(676)	—	(676)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(877)	—	(877)
Other items(1)	20	450	100	(450)	120	—	—	188	43	(188)	43	(163)	—	—	—
Balance as at December 31, 2018	$4,911	$(856)	$249	$209	$4,513	$22	$2,078	$(370)	$3	$112	$1,823	$71	$7,303	$936	$14,668

(1)Refer to Note 27, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 26, Partnership Capital.
(3)Refer to Note 28, Distributions.
F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2020	2019	2018
Operating Activities
Net income		$904	$650	$806
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	12	36	30	72
Depreciation and amortization expense	13, 14	1,705	1,214	801
Mark-to-market on hedging items, provisions and other	7	51	153	99
Gain on sale of associate		—	—	(338)
Deferred income tax expense	25	54	28	46
Changes in non-cash working capital, net	36	(220)	68	(124)
Cash from operating activities		2,530	2,143	1,362

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(3,405)	(10,271)	(5,825)
Disposal of subsidiaries and assets held for sale, net of cash disposed	5	745	272	—
Investments in associates and joint ventures	12	(369)	(539)	(61)
Disposal of investments in associates and joint ventures	12	—	135	1,289
Purchase of long lived assets	13, 14, 16	(1,472)	(1,182)	(839)
Disposal of long lived assets	13, 14, 16	46	38	23
Purchase of financial assets		(1,170)	(176)	(202)
Sale of financial assets and other		933	278	104
Net settlement of foreign exchange hedging items		83	73	(53)
Cash used by investing activities		(4,609)	(11,372)	(5,564)

Financing Activities
Distributions to general partner	28	(185)	(158)	(140)
Distributions to other unitholders	28	(949)	(869)	(779)
Subsidiary distributions to non-controlling interest		(1,278)	(1,216)	(676)
Capital provided by non-controlling interest	6	3,091	6,902	2,610
Capital provided to non-controlling interest	5	(828)	—	(877)
Disposal of partial interest to non-controlling interest, net of taxes.	5	168	165	—
Acquisition of partial interest from non-controlling interest	6	(150)	—	—
Deposit received from parent	32	545	—	—
Proceeds from corporate borrowings	19	657	376	377
Repayment of corporate borrowings	19	(339)	(288)	(94)
Proceeds from corporate credit facility	19	3,183	4,651	1,303
Repayment of corporate credit facility	19	(2,872)	(4,341)	(1,582)
Proceeds from non-recourse borrowings(1)	19	5,196	8,625	5,601
Repayment of non-recourse borrowings	19	(4,077)	(5,052)	(1,650)
Lease liability repaid		(240)	(106)	—
Preferred units and preferred shares issued, net of repurchases	26	195	72	341
Partnership units issued, net of costs and repurchases	26	9	781	(16)
Cash from financing activities		2,126	9,542	4,418

Cash and cash equivalents
Change during the year		47	313	216
Impact of foreign exchange on cash		(7)	(13)	(50)
Cash reclassified as held for sale		—	(13)	—
Balance, beginning of year		827	540	374
Balance, end of year		$867	$827	$540

(1)Includes proceeds from the settlement of cross-currency interest rate swaps at our Australian export terminal.
Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a) Brookfield Infrastructure Partners L.P.
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B,” “BIP.PR.C,” “BIP.PR.D,” “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B,” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 5 Preferred Units,” “Series 7 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units,” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.
F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

a) Brookfield Infrastructure Corporation
On August 30, 2019, Brookfield Infrastructure Corporation (“BIPC”) was established by the partnership. On March 30, 2020, the partnership contributed our U.K. regulated distribution operation and Brazilian regulated gas transmission operation to BIPC. On March 31, 2020, the partnership completed a special distribution (the “special distribution”) whereby unitholders as of March 20, 2020 (the “Record Date”) received one class A exchangeable subordinate voting share (“BIPC exchangeable share”) for every nine units held. Immediately prior to the special distribution, the partnership received exchangeable shares through a distribution by Brookfield Infrastructure L.P. (“Holding LP”), or the Holding LP Distribution, of the BIPC exchangeable shares to all of its unitholders. As a result of the Holding LP Distribution, (i) Brookfield and its subsidiaries received approximately 13.7 million BIPC exchangeable shares and (ii) the partnership received approximately 32.6 million BIPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of units held approximately 70.4% of the issued and outstanding BIPC exchangeable shares (ii) Brookfield and its affiliates held approximately 29.6% of the issued and outstanding BIPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BIPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BIPC, which entitle the partnership to the residual value in BIPC after payment in full of the amount due to holders of BIPC exchangeable shares and class B shares. The partnership directly and indirectly controlled BIPC prior to the special distribution and continues to control BIPC subsequent to the special distribution through its interests in the company.
The BIPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIPC”.
i) BIPC exchangeable shares
At any time, holders of BIPC exchangeable shares have the right to exchange all or a portion of their BIPC exchangeable shares for one unit per BIPC exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for-fixed basis. BIPC or the partnership, as applicable, has the ability to satisfy exchanges of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for fixed basis. As a result of these characteristics, BIPC exchangeable shares have been classified as non-controlling interests in the interim condensed and consolidated financial statements of our partnership.
ii) Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 46.3 million exchangeable shares.

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2020 and 2019:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2020	2019
Transport
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100	100
The following table presents details of non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2020	2019	2020	2019
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80
Canadian district energy operation	Enwave Energy Corporation(1)	Canada	25	25	100	100
U.S. district energy operation	Enwave USA(1)	U.S.	40	40	100	100
Colombian regulated distribution operation	Empresa de Energia de Boyaca S.A.(1),(3)	Colombia	—	17	—	100
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	28	28	90	90
Colombian natural gas distribution operation	Vanti S.A. ESP(1),(2)	Colombia	21	16	75	55
Brazilian electricity transmission operation	Odoya Transmissora de Energia S.A. & Esperanza Transmissora de Energia S.A.(1),(2)	Brazil	31	31	100	100
North American residential energy infrastructure operation	Enercare Inc.(1)	Canada	30	30	100	100
Indian gas transmission operation	Pipeline Infrastructure Pvt. Ltd.(1),(2)	India	24	24	83	83
Transport
Australian export terminal	DBCT Management Pty Ltd(4)	Australia	—	71	—	100
North American rail operation	Genesee & Wyoming Inc.(1),(2)	U.S.	9	9	72	72
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	67	67
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(1),(3)	Chile	17	34	60	60
Indian toll roads	BIF India Holdings Pte Ltd(1)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Indian toll roads	Simhapuri Expressway Limited(1)	India	29	29	93	93
Indian toll roads	Rayalseema Expressway Private Limited(1)	India	26	26	84	84
F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Midstream
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
North American gas storage operation	Lodi Gas Storage LLC(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Western Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1),(2)	Canada	29	29	100	100
Data
U.S. data center operation	Dawn Acquisitions LLC(1)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1),(2)	Australia	29	29	100	100
Indian telecom towers operation	Summit Digitel Infrastructure Private Limited(1),(2)	India	17	—	62	—
U.K. telecom towers operation	WIG Holdings I Limited(1),(2)	U.K.	25	25	100	100
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

(1)For the above noted subsidiaries, our partnership has entered into voting arrangements to provide our partnership with the ability to direct the relevant activities of the investee. Our partnership controls these investees given that our partnership is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Our partnership exercises judgment to determine the level of variability that will achieve control over an investee, particularly in circumstances where our partnership’s voting interest differs from its ownership interest in an investee. The following were considered to determine whether our partnership controls these investees: the degree of power (if any) held by other investors, the degree of exposure to variability of each investor, the determination of whether any general partner removal rights are substantive and the purpose and design of the investee.
(2)See Note 6, Acquisition of Businesses, for further details.
(3)See Note 5, Disposition of Businesses, for further details.
(4)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian regulated terminal operation. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 18, 2021.
(b)Basis of Preparation
The consolidated financial statements are prepared on a going concern basis.
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(i)Subsidiaries
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
(ii)Associates and Joint Ventures
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
F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(c)Foreign Currency Translation
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
(d)Business Combinations
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(e)Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(f)Accounts Receivable
Trade receivables are recognized initially at their transaction price and subsequently measured at amortized cost using the effective interest method, less any allowance for expected credit losses.
F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(g)Property, Plant and Equipment
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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 75 years
Transmission stations, towers and related fixtures	Up to 40 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 40 years
Network systems	Up to 65 years
Track	Up to 40 years
District energy systems	Up to 50 years
Pipelines	Up to 20 years
Gas storage assets	Up to 50 years
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
Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(h)Investment Property
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
(i)Asset Impairment
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
(j)Intangible Assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Brookfield Infrastructure’s intangible assets are comprised primarily of conservancy rights, service concession arrangements, customer order backlogs, track access rights, operating network agreements and customer contracts and relationships.
Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization unless indefinite-lived and accumulated impairment losses, on the same basis as intangible assets acquired separately.
F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation, Brazilian electricity transmission operation and Chilean, Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts, and are amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 13, 16, and 22 years remaining, respectively.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
See Note 14, Intangible Assets, for additional information.
(k)Goodwill
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
Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(l)Revenue Recognition
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
Utilities
Revenue from utilities infrastructure is derived from the transmission of energy and natural gas, and from our commercial and residential distribution operations. Distribution and transmission revenue each contain a single performance obligation that is recognized over time. The connection revenue relating to Brookfield Infrastructure’s U.K. regulated distribution operation contains a distinct performance obligation that is recognized over the period that the connection is constructed, based on an input method of progress recognition on the basis that this methodology is most reflective of the underlying transfer of control. Performance obligations relating to commercial and residential distribution operations are satisfied over time as the services are rendered or upon commencement of a finance lease agreement. The sale of district energy solutions to customers contains a distinct performance obligation and revenue is recognized when installation is completed. The payment terms for all of our businesses in the utilities segment require payment upon completion, except for connections income whereby payment is typically collected up-front prior to the completion of any services.
Transport
Revenue from transport infrastructure consists primarily of freight, toll road operations, transportation services revenue, and from our Australian export terminal. These services consist of a single performance obligation and revenue is recognized over time when services are rendered, based primarily on usage or volume during the period. Terminal infrastructure revenue contains both a capacity charge and a handling charge associated with operating the terminal. The terminal infrastructure service contracts contain a performance obligation recognized over time pertaining to capacity for the period the services are provided and for handling services based on tons of coal shipped through the terminal when service is provided. The payment terms for all of our businesses in the transport segment require payment upon completion of the underlying transportation service.
Midstream
Revenue from midstream infrastructure consists primarily of midstream and storage services. Natural gas midstream services revenue consists of a single performance obligation and is recognized over time as services are rendered, based primarily on volume throughput or contracted capacity. Gas storage revenues contain both a capacity charge and a variable charge, however the associated services are highly interdependent and represent a single performance obligation that is satisfied over time as the services are provided. The payment terms for all of our businesses in the midstream segment require payment upon completion of the underlying service within a given period.
F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Data
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
(m)Financial Instruments and Hedge Accounting
(i)Financial Instrument Classification
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
Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(ii)Hedge Accounting
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
(n)Income Taxes
Income tax expense represents the sum of the tax accrued in the period and deferred income tax.
(i)Current income tax
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries based on the tax rates and laws enacted or substantively enacted at the reporting date. Current income tax relating to items recognized directly in partnership capital and other comprehensive income are also recognized directly in partnership capital and other comprehensive income, respectively.
F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(ii)Deferred income tax
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
(o)Assets Held for Sale
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(p)Provisions
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
(q)Critical Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
(i)Common control transactions
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
(ii)Financial instruments
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
(iii)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment.

Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(iv)Fair values in business combinations
Brookfield Infrastructure accounts for business combinations using the acquisition method of accounting. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often predicated on estimates and judgments including future cash flows discounted at an appropriate rate to reflect the risk inherent in the acquired assets and liabilities (refer to Note 6, Acquisition of Businesses for details of business combinations). The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as of the reporting date.
(v)Assets held for sale
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
(vi)Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
The impairment assessment of goodwill and intangible assets with indefinite lives requires estimation of the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating units; discount rates; terminal capitalization rates; terminal valuation dates and useful lives.
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
F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
In March 2020, the World Health Organization declared a global pandemic related to COVID-19. To date, there has been significant volatility in commodity and foreign exchange markets as well as restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. In light of the economic environment, our partnership has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, substantially all of our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, the majority of our businesses are subject to regulated cash flows or long-term take-or-pay contracts with minimal volume risk. Based on the analysis performed for the year ended December 31, 2020, our asset valuations remain largely unaffected by the global pandemic.
Recently adopted accounting standards
Brookfield Infrastructure provides an update to the previously announced amendment to interest rate benchmarks. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that the Partnership should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmarks associated with our partnership’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on our partnership since these amendments enable our partnership to continue hedge accounting for hedging relationships which have been previously designated.
Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Standards issued but not yet adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The partnership has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on our partnership’s financial reporting.
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
During the fourth quarter of 2020, our partnership conducted a comprehensive review of our operating segments. To better align with how our CODM reviews and evaluates our operations, our district energy and Indian natural gas operations were reallocated to our utilities segment and our Australian export terminal was reallocated to our transport segment. Our energy segment was renamed to midstream and our data infrastructure segment was renamed to data. Comparative figures have been adjusted retrospectively to reflect the impact of the reallocation.
F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,434	$1,573	$572	$519	$—	$4,098	$(1,379)	$6,166	$8,885
Costs attributed to revenues	(580)	(767)	(193)	(253)	—	(1,793)	600	(3,650)	(4,843)
General and administrative costs	—	—	—	—	(312)	(312)	—	—	(312)
Adjusted EBITDA	854	806	379	266	(312)	1,993	(779)	2,516
Other (expense) income	(43)	(2)	3	(1)	127	84	17	(188)	(87)
Interest expense	(152)	(214)	(93)	(69)	(95)	(623)	177	(733)	(1,179)
FFO	659	590	289	196	(280)	1,454	(585)	1,595
Depreciation and amortization	(268)	(419)	(153)	(194)	—	(1,034)	471	(1,142)	(1,705)
Deferred taxes	(80)	30	(10)	74	(11)	3	(65)	8	(54)
Mark-to-market on hedging items and other	(91)	(116)	(31)	(44)	253	(29)	48	49	68
Share of earnings from associates	—	—	—	—	—	—	131	—	131
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(510)	(510)
Net income (loss) attributable to partnership(3)	$220	$85	$95	$32	$(38)	$394	$—	$—	$394

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,432	$1,614	$491	$336	$—	$3,873	$(1,424)	$4,148	$6,597
Costs attributed to revenues	(582)	(781)	(171)	(161)	—	(1,695)	649	(2,349)	(3,395)
General and administrative costs	—	—	—	—	(279)	(279)	—	—	(279)
Adjusted EBITDA	850	833	320	175	(279)	1,899	(775)	1,799
Other (expense) income	(31)	(3)	10	3	91	70	11	(109)	(28)
Interest expense	(147)	(227)	(86)	(42)	(83)	(585)	173	(492)	(904)
FFO	672	603	244	136	(271)	1,384	(591)	1,198
Depreciation and amortization	(264)	(370)	(131)	(129)	(1)	(895)	399	(718)	(1,214)
Deferred taxes	(41)	25	(55)	10	(16)	(77)	52	(3)	(28)
Mark-to-market on hedging items and other	(64)	(168)	132	(30)	(49)	(179)	(84)	(60)	(323)
Share of earnings from associates	—	—	—	—	—	—	224	—	224
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(417)	(417)
Net income (loss) attributable to partnership(3)	$303	$90	$190	$(13)	$(337)	$233	$—	$—	$233
Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

FOR THE YEAR ENDED DECEMBER 31, 2018 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,070	$1,831	$434	$170	$—	$3,505	$(1,524)	$2,671	$4,652
Costs attributed to revenues	(371)	(1,044)	(177)	(77)	—	(1,669)	833	(1,372)	(2,208)
General and administrative costs	—	—	—	—	(223)	(223)	—	—	(223)
Adjusted EBITDA	699	787	257	93	(223)	1,613	(691)	1,299
Other (expense) income	(25)	2	17	(4)	72	62	11	(107)	(34)
Interest expense	(103)	(203)	(68)	(12)	(58)	(444)	134	(245)	(555)
FFO	571	586	206	77	(209)	1,231	(546)	947
Depreciation and amortization	(211)	(361)	(114)	(72)	—	(758)	370	(413)	(801)
Deferred taxes	(34)	38	(9)	7	10	12	(44)	(14)	(46)
Mark-to-market on hedging items and other	(99)	(215)	(49)	(6)	85	(284)	233	(124)	(175)
Gain on sale of associate, net of tax	—	—	—	—	209	209	—	—	209
Share of losses from associates	—	—	—	—	—	—	(13)	—	(13)
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(396)	(396)
Net income attributable to partnership(3)	$227	$48	$34	$6	$95	$410	$—	$—	$410

(1)The above table provides each segment’s results in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Revenues on a consolidated basis were $4,083 million (2019: $4,265 million, 2018: $2,811 million) from our utilities segment, $3,449 million (2019: $1,617 million, 2018: $1,629 million) from our transport segment, $643 million (2019: $399 million, 2018: $212 million) from our midstream segment and $710 million (2019: $316 million, 2018: $nil) from our data segment.
(3)Includes net income (loss) attributable to limited partners, non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, non-controlling interests - BIPC exchangeable shares, general partner and limited partners.
F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,814	$9,155	$3,829	$3,338	$(2,062)	$21,074	$(4,895)	$37,851	$7,301	$61,331

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,679	$7,962	$3,689	$2,204	$(1,284)	$19,250	$(2,884)	$32,621	$7,321	$56,308

(1)The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2020	2019	2018
United States	$2,279	$921	$293
Canada	1,461	976	379
United Kingdom	1,305	688	653
Brazil	981	1,142	1,112
Australia	916	1,031	1,104
Colombia	799	1,054	693
India	740	399	60
Chile	117	163	168
Peru	81	107	92
Other	206	116	98
	$8,885	$6,597	$4,652
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the year ended December 31, 2020, revenue generated from this customer within the utilities segment was $942 million (2019: $1,141 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Non-current assets

US$ MILLIONS	2020	2019
United States	$13,372	$13,671
India	10,986	3,150
Canada	10,057	9,243
United Kingdom	8,940	7,196
Brazil	5,404	7,103
Australia	4,042	5,488
Colombia	1,256	1,166
Peru	1,247	1,337
Europe	1,022	764
Chile	841	821
Other	453	528
	$57,620	$50,467
F-36 Brookfield Infrastructure

NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2020
a)Partial disposition of our Australian export terminal
On December 7, 2020, Brookfield Infrastructure, alongside institutional partners (collectively the “DBI Consortium”) completed the partial sale of a 22% interest in our Australian export terminal for net proceeds of approximately $55 million (DBI consortium total of approximately $265 million). Our partnership recognized gains of approximately $400 million (DBI consortium total of $575 million) in Other income (expense) in the Consolidated Statement of Operating Results related to the disposition and remeasurement of our residual 49% interest. The partnership derecognized the business from our consolidated financial statements effective December 7, 2020, and accounts for our residual interest using the equity method, as it retained significant influence over the Australian export terminal. Net losses relating to foreign currency translation and net investment and cash flow hedges of approximately $35 million (DBI consortium total of approximately $70 million) were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statement of Operating Results.
b)Disposition of the Australian portion of our North American rail operation
On February 15, 2020, Brookfield Infrastructure, together with institutional partners, completed the sale of its 51% interest in the Australian operations of its North American rail infrastructure business for total consideration of approximately $420 million, of which approximately $40 million is attributable to our partnership. The total consideration includes deferred consideration of approximately $195 million. Our partnership recognized no gain or loss on disposition.
c)Partial disposition of our interest in our Chilean toll road business
On February 6, 2020, Brookfield Infrastructure completed the sale of a further 33% interest in its Chilean toll road business for net proceeds of approximately $170 million. Brookfield Infrastructure retained control over the business subsequent to the sale. As a result of the partial disposition, a gain of approximately $140 million (net of tax) and accumulated other comprehensive losses of $44 million were recognized directly in retained earnings (deficit) on the Consolidated Statements of Partnership Capital.
d)Disposition of Colombian regulated distribution operation
On January 14, 2020, Brookfield Infrastructure, alongside institutional partners (collectively, the “EBSA consortium”) completed the sale of its 17% interest in a Colombian regulated distribution operation for proceeds of approximately $88 million (EBSA consortium total of approximately $495 million). Our partnership recognized a gain of $36 million (EBSA consortium total of $197 million) in the Consolidated Statement of Operating Results. The partnership’s share of accumulated revaluation surplus was $61 million which was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net losses relating to previous foreign exchange movements and cash flow hedges was $44 million which were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statement of Operating Results.

Brookfield Infrastructure F-37

Dispositions Completed in 2019
e)Disposition of Australian District Energy Operation
In November 2019, Brookfield Infrastructure completed the sale of its wholly-owned district energy business in Australia. The Australian district energy business was sold to a third party for net proceeds of $277 million. After recognizing earnings and foreign currency translation until the date of sale, the partnership’s carrying value of the operation was $215 million. On disposition of the business, the partnership recognized a gain of $62 million in the Consolidated Statement of Operating Results, net of transaction costs of $5 million. As a result of the disposition, accumulated revaluation surplus of $12 million (net of tax) was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Net losses of $35 million relating to foreign currency translation and net investment hedges were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statement of Operating Results.
f)Partial Disposition of our Interest in Chilean Toll Road Business
On February 7, 2019, Brookfield Infrastructure completed the sale of a 17% interest in its Chilean toll road business for total after-tax proceeds of $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million. Brookfield Infrastructure retained control over the business subsequent to the sale. As a result of the disposition, a gain of $354 million (net of tax) was recognized directly in equity. Net losses of $38 million relating to foreign currency translation and net investment hedges were reclassified from accumulated other comprehensive income directly to retained earnings (deficit) on the Consolidated Statements of Partnership Capital.
F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 6.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2020
a) Acquisition of a telecom tower operation in India
On August 31, 2020, Brookfield Infrastructure, alongside institutional partners (the “Summit consortium”), acquired an effective 17% interest in Summit Digitel Infrastructure Private Limited, an Indian telecom tower operation (“Summit”) from Reliance Industries Limited (“RIL”) for $584 million (Summit consortium total of approximately $3.4 billion). Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 31, 2020. Acquisition costs of approximately $15 million were recorded in Other income (expense) within the Consolidated Statements of Operating Results.
Consideration transferred

US$ MILLIONS
Cash	$584
Total Consideration	$584
Fair value of assets and liabilities acquired as of August 31, 2020 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$408
Property, plant and equipment	7,334
Intangible assets(2)	532
Goodwill	27
Accounts payable and other liabilities	(417)
Non-recourse borrowings	(2,356)
Lease liabilities	(2,101)
Deferred income tax liabilities	(22)
Net assets acquired before non-controlling interest	3,405
Non-controlling interest(3)	(2,821)
Net assets acquired	$584

(1)The fair values of all acquired assets, liabilities, and non-controlling interest for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair value of property, plant and equipment, intangible assets, and liabilities as well as the initial measurement of right-of-use assets and liabilities as at the date of acquisition.
(2)Refer to Note 14, Intangible Assets, for further details.
(3)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date, and includes capital provided by non-controlling interest in the form of a shareholder loan to the operating business.
Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity of the telecom towers. The goodwill recognized is not deductible for income tax purposes.
For the year ended December 31, 2020, Summit contributed revenues of $360 million and a net income of $8 million.
b) Partial acquisition of interest in our Colombian natural gas transmission operation
On July 15, 2020, Brookfield Infrastructure, alongside institutional partners (the “Vanti consortium”), completed a take private tender offer resulting in the acquisition of an additional 20% interest (Brookfield Infrastructure’s share - approximately 6%) in our Colombian natural gas transmission operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $45 million (Vanti consortium total of $150 million), of which approximately $25 million (Vanti consortium total of approximately $90 million) was funded through equity and the remainder with asset level debt raised on closing. As a result of the partial acquisition, a loss of approximately $10 million was recognized directly in retained earnings (deficit) on the Consolidated Statements of Partnership Capital as a result of the purchase price exceeding the previous carrying value of non-controlling interests.
Acquisitions Completed in 2019
c) Acquisition of a Western Canadian natural gas midstream business (federally regulated)
On December 31, 2019, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $377 million (NorthRiver consortium total of $1.3 billion). Under Brookfield’s ownership, the business will be operated alongside the provincial assets acquired in 2018 and rebranded NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $246 million (NorthRiver consortium total of $861 million) and the remainder with asset level debt raised on closing. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2019. Acquisition costs of $8 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$377
Total Consideration	$377
F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Fair value of assets and liabilities acquired as of December 31, 2019:

US$ MILLIONS
Accounts receivable and other	$5
Property, plant and equipment	1,198
Intangible assets	74
Goodwill	218
Deferred income tax assets	41
Accounts payable and other liabilities	(218)
Net assets acquired before non-controlling interest	1,318
Non-controlling interest(1)	(941)
Net assets acquired	$377

(1)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. The goodwill recognized is deductible for income tax purposes.
d) Acquisition of a North American rail business
On December 30, 2019, Brookfield Infrastructure, alongside institutional partners (the “G&W consortium”), acquired an effective 9% interest in Genesee & Wyoming Inc. (“G&W”), a North American rail infrastructure business, for total consideration of approximately $602 million (G&W consortium total of $6.5 billion). The acquisition was funded through equity of $502 million (G&W consortium total of $5.4 billion) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with affiliates of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 30, 2019. Acquisition costs of $38 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Consideration transferred

US$ MILLIONS
Cash	$602
Total Consideration	$602
Fair value of assets and liabilities acquired as of December 30, 2019:

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	509
Assets classified as held for sale(1)	1,584
Property, plant and equipment	5,283
Intangible assets(2)	1,992
Investment in associate	48
Goodwill	2,042
Accounts payable and other liabilities	(612)
Non-recourse borrowings	(1,567)
Liabilities directly associated with assets classified as held for sale(1)	(893)
Other liabilities	(566)
Deferred income tax liabilities	(1,111)
Net assets acquired before non-controlling interest	6,776
Non-controlling interest(3)	(6,174)
Net assets acquired	$602

(1)Brookfield Infrastructure agreed to sell the Australian operations of G&W. As a result, the assets and liabilities of these businesses were classified as held for sale as at December 31, 2020. The sale was completed on February 15, 2020. Refer to Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 14, Intangible Assets, for details.
(3)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of rail infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
e) Acquisition of a U.K. telecommunication business
On December 19, 2019, Brookfield Infrastructure, alongside institutional partners (the “consortium”), acquired an effective 25% interest in Wireless Infrastructure Group Limited (“WIG”), a U.K. telecommunication business, for total consideration by Brookfield Infrastructure of approximately $141 million (consortium total of $564 million). Brookfield Infrastructure’s consideration consists of $73 million in cash (consortium total of $293 million) and deferred consideration of $68 million (consortium total of $270 million) payable over two years from the close of the transaction. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 19, 2019. Acquisition costs of $6 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$73
Deferred consideration	68
Total Consideration	$141

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Fair value of assets and liabilities acquired as of December 19, 2019:

US$ MILLIONS
Cash and cash equivalents	$9
Accounts receivable and other	18
Property, plant and equipment	95
Intangible assets(1)	465
Goodwill	301
Accounts payable and other liabilities	(53)
Non-recourse borrowings	(195)
Deferred income tax liability	(76)
Net assets acquired before non-controlling interest	564
Non-controlling interest(2)	(423)
Net assets acquired	$141

(1)Refer to Note 14, Intangible Assets, for details.
(2)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
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
f) Acquisition of a natural gas pipeline in India
On March 22, 2019, Brookfield Infrastructure, along with institutional partners (the “EWPL consortium”), acquired an effective 24% interest in a cross country gas pipeline business in India, East-West Pipeline (“EWPL”), for total consideration of $443 million (EWPL consortium total of $1,879 million). The partnership’s share of the acquisition was funded through equity of $226 million (EWPL consortium total of $959 million) and $217 million (EWPL consortium total of $920 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 22, 2019. Acquisition costs of $3 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$443
Total Consideration	$443
F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Fair value of assets and liabilities acquired as of March 22, 2019:

US$ MILLIONS
Accounts receivable and other	$94
Property, plant and equipment	2,134
Intangible assets	295
Accounts payable and other liabilities	(66)
Net assets acquired before non-controlling interest	2,457
Non-controlling interest(1)	(2,014)
Net assets acquired	$443

(1)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
g) Acquisition of DCI Data Centers
On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), an Australian data storage business, for total consideration of $78 million (DCI consortium total of $272 million). The partnership’s share of the acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2019. Acquisition costs of $11 million were recorded within Other income (expense) in the Consolidated Statements of Operating Results in 2019.
Consideration transferred

US$ MILLIONS
Cash	$78
Total Consideration	$78
Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Fair value of assets and liabilities acquired as of January 4, 2019:

US$ MILLIONS
Accounts receivable and other	$2
Investment properties	211
Goodwill	68
Accounts payable and other liabilities	(9)
Net assets acquired before non-controlling interest	272
Non-controlling interest(1)	(194)
Net assets acquired	$78

(1)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key data storage providers in Australia, and the increasing rate of worldwide data consumption. None of the goodwill recognized is deductible for income tax purposes.
h) Individually insignificant business combinations
The following table summarizes the purchase price allocation in aggregate of individually insignificant business combinations that were completed in 2019.

US$ MILLIONS
Cash	$24
Pre-existing interest in business(1)	30
Total Consideration	$54

(1)Prior to the acquisition, Brookfield held an interest in two of the acquirees which were accounted for using the equity method.
F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Fair value of assets and liabilities acquired during the year to date:

US$ MILLIONS
Cash and cash equivalents	$16
Accounts receivable and other	6
Intangible assets	422
Goodwill	15
Accounts payable and other liabilities	(21)
Non-recourse borrowings	(210)
Deferred income tax liabilities	(55)
Net assets acquired before non-controlling interest	173
Non-controlling interest(1)	(119)
Net assets acquired	$54

(1)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
i) Supplemental information
Had the acquisition of Summit been effective January 1, 2020, the revenue and net income of Brookfield Infrastructure would have been approximately $9.6 billion (unaudited) and $0.9 billion (unaudited), respectively, for the year ended December 31, 2020.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$867	$867
Accounts receivable and other	—	—	2,031	2,031
Financial assets (current and non-current)(1)	523	36	322	881
Marketable securities	323	203	—	526
Total	$846	$239	$3,220	$4,305

Financial liabilities
Corporate borrowings	$—	$—	$3,158	$3,158
Non-recourse borrowings (current and non-current)	—	—	20,020	20,020
Accounts payable and other	—	—	6,548	6,548
Financial liabilities (current and non-current)(1)	931	—	2,443	3,374
Preferred shares(2)	—	—	20	20
Total	$931	$—	$32,189	$33,120

(1)Derivative instruments which are elected for hedge accounting totaling $373 million are included in financial assets and $572 million of derivative instruments are included in financial liabilities.
(2)    $20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$827	$827
Accounts receivable and other	—	—	1,909	1,909
Financial assets (current and non-current)(1)	893	16	144	1,053
Marketable securities	69	73	—	142
Total	$962	$89	$2,880	$3,931

Financial liabilities
Corporate borrowings	$—	$—	$2,475	$2,475
Non-recourse borrowings (current and non-current)	—	—	18,544	18,544
Accounts payable and other	—	—	3,676	3,676
Financial liabilities (current and non-current)(1)	490	—	1,683	2,173
Preferred shares(2)	—	—	20	20
Total	$490	$—	$26,398	$26,888

(1)Derivative instruments which are elected for hedge accounting totaling $694 million are included in financial assets and $285 million of derivative instruments are included in financial liabilities.
(2)$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2020 and December 31, 2019:

	Dec. 31, 2020		Dec. 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$867	$867	$827	$827
Accounts receivable and other	2,031	2,031	1,909	1,909
Financial assets (current and non-current)	881	881	1,053	1,053
Marketable securities	526	526	142	142
Total	$4,305	$4,305	$3,931	$3,931
F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Dec. 31, 2020		Dec. 31, 2019
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$3,158	$3,350	$2,475	$2,507
Non-recourse borrowings(2)	20,020	20,328	18,544	18,891
Accounts payable and other	6,548	6,548	3,676	3,676
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	3,374	3,374	2,173	2,173
Total	$33,120	$33,620	$26,888	$27,267

(1)Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
(2)Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and margin loans associated with certain financial assets, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
(3)$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2020, pre-tax net unrealized losses of $104 million (2019: losses of $33 million, 2018: losses of $71 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2020, there was a net derivative liability balance of $150 million relating to derivative contracts designated as cash flow hedges (2019: asset balance of $363 million).
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2020, losses of $12 million (2019: losses of $113 million, 2018: gains of $97 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure received $83 million (2019: paid $62 million, 2018: paid $53 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2020, there was a net unrealized derivative liability balance of $49 million relating to derivative contracts designated as net investment hedges (2019: net unrealized derivative asset balance of $46 million).
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2020	Dec. 31, 2019
Marketable securities	Level 1(1)	$526	$142
Foreign currency forward contracts	Level 2(2)
Financial asset		$115	$140
Financial liability		251	97
Interest rate swaps & other	Level 2(2)
Financial asset		$438	$765
Financial liability		561	311
Other contracts	Level 3(3)
Financial asset		$6	$4
Financial liability		119	82

(1)Valuation technique: Quoted bid prices in an active market.
(2)Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
(3)Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,085 million (2019: $1,051 million) of financial assets and $931 million (2019: $490 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.
NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2020	2019
Cash	$520	$467
Cash equivalents(1)	222	232
Restricted cash(2)	125	128
Total cash and cash equivalents	$867	$827

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2020	2019
Current:
Marketable securities	$563	$142
Foreign currency forward contracts	34	112
Cross currency interest rate swaps	22	92
Loans and receivables	68	61
Other	11	25
Total current	$698	$432

Non-current:
Marketable securities	$97	$71
Foreign currency forward contracts	81	29
Cross currency interest rate swaps	262	542
Loans and receivables	259	85
Other	10	36
Total non-current	$709	$763
NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2020	2019
Current:
Accounts receivable	$1,463	$1,741
Prepayments & other assets	462	219
Total current	$1,925	$1,960

Non-current:
Finance lease receivables	$343	$—
Accounts receivable	123	100
Restricted cash(1)	81	41
Tax recovery receivables	21	27
Other assets	188	89
Total non-current	$756	$257

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2020:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivable	$62	$61	$61	$60	$59	$555	$858
Operating lease receivable	396	384	318	295	271	1,474	3,138
Total lease receivable	$458	$445	$379	$355	$330	$2,029	$3,996
NOTE 11.  INVENTORY

US$ MILLIONS	2020	2019
Natural gas inventory	$71	$127
Raw materials and other	150	115
Carrying amount of inventories	$221	$242
During the year ended December 31, 2020, Brookfield Infrastructure recognized $686 million (2019: $626 million, 2018: $502 million) worth of inventories as an expense in the Consolidated Statements of Operating Results and $3 million (2019: $3 million, 2018: $nil) relating to impairments of inventory.
NOTE 12.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis. Investments in the utilities segment include a 15% interest in a Brazilian electricity transmission operation, a 13% and 11% interest in two businesses collectively referred to as our regulated natural gas transmission business in Mexico and four associates of our Colombian natural gas distribution operation. Transport investments include a 45% interest in a Brazilian toll road business, an 11% interest in a Brazilian rail and port logistics business, a 19% ownership interest of a North American west coast container terminal, our 13%, 26% and 49% interests in port and export terminal operations in Australia and a 6% interest in a U.S. LNG export terminal. In our midstream segment, investments in associates and joint ventures include our 50% interest in a U.S. gas pipeline and a 20% interest in a North American gas storage operation. Our investments in the data segment include our 21% interest in a European telecommunications infrastructure operation, a 12% interest in a Brazilian data center operation and a 13% interest in a New Zealand data distribution business.
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2020	2019
Balance at beginning of year	$4,967	$4,591
Share of earnings for the year	131	224
Foreign currency translation and other	(245)	(62)
Share of other comprehensive income	7	54
Distributions	(167)	(254)
Disposition of interest(1),(2)	—	(135)
Held for sale(2)	—	(38)
Change in basis of accounting(3)	466	—
Acquisitions(4),(5),(6),(7)	369	587
Balance at end of year(8)	$5,528	$4,967

(1)In June 2019, Brookfield Infrastructure sold its 40% interest in its European port operation to a third party for $135 million.
(2)In July 2020, Brookfield Infrastructure sold its 11% interest in its Texas electricity transmission operation for total consideration, net of tax, of approximately $60 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $20 million. The investment was classified as held for sale effective December 31, 2019.
(3)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Our 49% retained interest was remeasured using the initial public offering price of $466 million. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity. Refer to Note 5, Disposition of Businesses, for further details.
(4)In March 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Brookfield maintains 50% of the voting rights of Ascenty in a joint venture with Digital Realty Trust Inc. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.
(5)In July 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a New Zealand integrated data provider, Vodafone New Zealand (“VNZ”) for approximately $170 million. Brookfield maintains 50% of the voting rights of VNZ in a joint venture with Infratil Limited. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity.
(6)Brookfield Infrastructure acquired a 13% interest in Ramones II Norte (“Norte”) on October 7, 2019 and an 11% interest in Ramones II Sur (“Sur”) on October 21, 2019, collectively the regulated natural gas transmission business in Mexico (“Los Ramones”), for approximately $140 million. Brookfield maintains 50% of the voting rights in Norte and 45% of the voting rights in Sur. Brookfield Infrastructure has joint control of Los Ramones through its ownership interest and governance rights.
(7)In September 2020, Brookfield Infrastructure, acquired an effective 6% interest in a U.S. LNG export terminal (“Sabine Pass”), Cheniere Energy Partners, L.P. for $369 million. Brookfield maintains a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, which holds an approximate 41% interest in Sabine Pass. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity.
(8)The current and comparative period include a shareholder loan of $500 million receivable from our U.S. gas pipeline.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2020
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$646	$6,142	$6,788	$487	$4,238	$4,725	$2,063	$1,810	$253
Transport	6-50%	1,266	25,762	27,028	1,959	9,836	11,795	15,233	12,474	2,759
Midstream(1)	20-50%	173	6,392	6,565	249	4,033	4,282	2,283	911	1,372
Data	12-21%	841	13,308	14,149	1,263	6,081	7,344	6,805	5,672	1,133
Corporate	25-50%	22	121	143	14	56	70	73	62	11
Total		$2,948	$51,725	$54,673	$3,972	$24,244	$28,216	$26,457	$20,929	$5,528

(1)The partnership’s share of total net assets include a shareholder loan of $500 million receivable from our U.S. gas pipeline.

		As at December 31, 2019
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$870	$6,499	$7,369	$686	$4,152	$4,838	$2,531	$2,286	$245
Transport	11-50%	1,233	18,327	19,560	1,948	8,444	10,392	9,168	6,770	2,398
Midstream(1)	20-50%	166	5,696	5,862	275	4,013	4,288	1,574	307	1,267
Data	12-21%	912	11,636	12,548	1,042	4,908	5,950	6,598	5,569	1,029
Corporate	25-50%	8	133	141	13	56	69	72	44	28
Total		$3,189	$42,291	$45,480	$3,964	$21,573	$25,537	$19,943	$14,976	$4,967

(1)The partnership’s share of total net assets include a shareholder loan of $500 million receivable from our U.S. gas pipeline.
Our investments in associates and joint ventures are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Based on the analysis performed for the year ended December 31, 2020, our investments in associates and joint ventures remain largely unaffected by the global pandemic. Investments in associates and joint ventures represent long-term critical infrastructure supported by regulated or highly contracted revenues that provide stable and predictable cash flows.
Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Our investments in associates and joint ventures are predominantly comprised of our U.S. gas pipeline, our Brazilian toll road operation, our European telecommunications infrastructure operation, our Australian export terminal and our U.S. LNG export terminal. Each of our U.S. gas pipeline, Australian export terminal and U.S. LNG export terminal generate cash flows through long-term capacity based “ship-or-pay” or “take-or-pay” agreements with high-quality investment grade counterparties which minimize volume and price risk. Our European telecommunications business includes approximately 7,000 multi-purpose towers and active rooftop sites and 5,500 kilometers of fiber backbone located in France. Cash flows are supported by long-term contracts which have not been affected by the current market environment. Investments in our Brazilian toll road operation relate to concession arrangements with local transportation authorities. While our toll road operations have experienced reduced volumes as a result of local government imposed shutdowns, we are engaged in discussions to determine if we will be compensated under the regulatory framework either through increased tariffs or extension of our concession agreement and believe that the long-term value of our concession arrangement will be not impacted. We have received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.
As at December 31, 2020, two (2019: none) of our investments in associates or joint ventures have a quoted price in an active market.
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2020, 2019, and 2018:

	Year ended December 31, 2020
	Total				Net Income Attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,715	$364	$(205)	$159	$50
Transport	4,161	171	(1,419)	(1,248)	(101)
Midstream	767	236	—	236	136
Data	2,245	293	374	667	45
Corporate	9	(15)	(245)	(260)	1
Total	$8,897	$1,049	$(1,495)	$(446)	$131

	Year ended December 31, 2019
	Total				Net Income Attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,046	$354	$26	$380	$57
Transport	3,351	22	364	386	2
Midstream	734	351	(54)	297	184
Data	1,447	(38)	57	19	(9)
Corporate	17	(38)	(156)	(194)	(10)
Total	$6,595	$651	$237	$888	$224
F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2018
	Total				Net Income Attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$541	$92	$110	$202	$56
Transport	3,747	(74)	(856)	(930)	(333)
Midstream	739	91	8	99	46
Data	804	64	244	308	74
Corporate	41	(132)	356	224	55
Total	$5,872	$41	$(138)	$(97)	$(102)
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2020, 2019, and 2018:

	Year ended December 31, 2020
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$184	$(697)	$285	$(228)	$(199)	$(29)
Transport	1,189	(1,039)	826	976	843	133
Midstream	378	(314)	(56)	8	3	5
Data	852	(735)	(77)	40	34	6
Corporate	—	—	—	—	—	—
Total	$2,603	$(2,785)	$978	$796	$681	$115

	Year ended December 31, 2019
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$108	$(1,109)	$1,548	$547	$471	$76
Transport	692	(852)	11	(149)	(76)	(73)
Midstream	357	(267)	(95)	(5)	(3)	(2)
Data	531	(2,707)	2,201	25	30	(5)
Corporate	—	—	—	—	—	—
Total	$1,688	$(4,935)	$3,665	$418	$422	$(4)

	Year ended December 31, 2018
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$380	$6,189	$(6,716)	$(147)	$(106)	$(41)
Transport	776	(1,018)	369	127	77	50
Midstream	320	(288)	(46)	(14)	(10)	(4)
Data	323	(305)	19	37	29	8
Corporate	7	(7)	—	—	—	—
Total	$1,806	$4,571	$(6,374)	$3	$(10)	$13
Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance at January 1, 2019	$6,248	$2,495	$2,443	$444	$11,630
Change in accounting policies(1)	110	356	108	633	1,207
Additions, net of disposals	770	122	116	8	1,016
Non-cash (disposals) additions	(295)	49	23	(51)	(274)
Acquisitions through business combinations(2)	2,135	5,283	1,197	95	8,710
Assets reclassified as held for sale	(455)	—	(3)	—	(458)
Net foreign currency exchange differences	120	4	87	2	213
Balance at December 31, 2019	$8,633	$8,309	$3,971	$1,131	$22,044
Additions, net of disposals	535	387	306	77	1,305
Non-cash (disposals) additions	15	(241)	(29)	(26)	(281)
Acquisitions through business combinations(2)	—	—	—	7,334	7,334
Net foreign currency exchange differences	106	242	73	77	498
Balance at December 31, 2020	$9,289	$8,697	$4,321	$8,593	$30,900

Accumulated depreciation:
Balance at January 1, 2019	$(985)	$(744)	$(120)	$—	$(1,849)
Depreciation expense	(415)	(178)	(84)	(87)	(764)
Disposals	3	2	—	—	5
Assets reclassified as held for sale	194	—	—	—	194
Non-cash disposals (additions)	50	(27)	3	—	26
Net foreign currency exchange differences	(18)	(3)	(7)	(1)	(29)
Balance at December 31, 2019	$(1,171)	$(950)	$(208)	$(88)	$(2,417)
Depreciation expense	(419)	(498)	(141)	(189)	(1,247)
Disposals	12	4	—	—	16
Non-cash disposals	—	130	—	17	147
Net foreign currency exchange differences	(35)	(90)	(7)	(3)	(135)
Balance at December 31, 2020	$(1,613)	$(1,404)	$(356)	$(263)	$(3,636)

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Accumulated fair value adjustments:
Balance at January 1, 2019	$2,002	$810	$221	$—	$3,033
Assets reclassified as held for sale	(416)	—	—	—	(416)
Fair value adjustments	582	45	92	—	719
Net foreign currency exchange differences	44	2	16	—	62
Non-cash disposals	—	—	(12)	—	(12)
Balance at December 31, 2019	$2,212	$857	$317	$—	$3,386
Fair value adjustments	652	113	21	—	786
Net foreign currency exchange differences	70	78	—	—	148
Balance at December 31, 2020	$2,934	$1,048	$338	$—	$4,320

Net book value:
December 31, 2020(3)	$10,610	$8,341	$4,303	$8,330	$31,584
December 31, 2019	$9,674	$8,216	$4,080	$1,043	$23,013

1.Relates to the adoption of IFRS 16 effective January 1, 2019.
2.See Note 6, Acquisition of Businesses, for additional information.
3.Includes right-of-use assets of $159 million (2019: $156 million) in our utilities segment, $1,187 million (2019: $1,329 million) in our transport segment, $113 million (2019: $116 million) in our midstream segment and $2,643 million (2019: $560 million) in our data segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2020 and 2019. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s property, plant and equipment assets valued using the income method, categorized by segment.

	Dec. 31, 2020				Dec. 31, 2019
Segment	Primary Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Primary Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 14%	7x to 23x	10 yrs	Discounted cash flow model	7% to 14%	8x to 21x	10 to 20 yrs
Transport	Discounted cash flow model	7% to 13%	9x to 14x	10 yrs	Discounted cash flow model	7% to 13%	9x to 14x	10 to 20 yrs
Midstream	Discounted cash flow model	15%	10x	5 to 10 yrs	Discounted cash flow model	15%	10x	5 to 10 yrs

(1)Certain businesses are valued using the replacement cost method as a result of their underlying operations. Replacement costs are determined with guidance from independent studies and third party evaluators.
Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2020, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $652 million (2019: $582 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Key drivers behind the revaluation gain recorded include growth in underlying cash flows at both of our U.K. regulated distribution business and our North American district energy operations associated with new customer connections and a more robust pipeline of growth opportunities which resulted in an increase in our terminal value assumption to align our values with observable market transactions.
At December 31, 2020, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $113 million (2019: $45 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the transport segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows.
At December 31, 2020, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $21 million (2019: $92 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the midstream segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows.
At December 31, 2020, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment. A gain from revaluation of $nil (2019: $nil) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income.
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model.

US$ MILLIONS	Dec. 31, 2020	Dec. 31, 2019
Utilities	$8,114	$7,776
Transport	7,548	7,574
Midstream	4,007	3,797
Data	8,330	1,043
F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2020	2019
Cost	$13,233	$15,695
Accumulated amortization	(1,466)	(1,309)
Net intangible assets	$11,767	$14,386
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2020	2019
Brazilian regulated transmission operation	$2,903	$3,885
North American rail operations	1,929	1,992
North American residential energy infrastructure operation	1,748	1,806
Peruvian toll roads	1,073	1,159
Chilean toll roads	825	814
Indian toll roads(1)	714	769
Indian telecom tower operation(2)	537	—
U.K. telecom towers operation	491	472
U.K. port operation	292	283
Brazilian electricity transmission operation	270	401
Other(3)	985	1,047
Australian export terminal(4)	—	1,758
Total	$11,767	$14,386

(1)Indian toll roads include $641 million of intangible assets at our investments in Simhapuri Expressway Limited and Rayalseema Expressway Limited and $73 million at BIF India Holdings Pte Ltd.
(2)Refer to Note 6, Acquisition of Businesses, for further details.
(3)Other intangibles are comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
(4)Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains as a result of the global pandemic, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2020, Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the GTA life.
Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The intangible assets at Brookfield Infrastructure’s North American rail operations mainly relate to customer relationships, operating network agreements and track access rights. The business provides critical first and last mile rail services which connect large Class I railroad operators to end customers. Our North American freight revenue is diversified across numerous commodities and the business largely performed in line with expectations. Customer relationships and operating network agreements as well as trackage rights, which are long-term leases, are not expected to be negatively impacted in the long term.
The intangible assets at our North American residential infrastructure operation are comprised of contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. The business generates revenues under long-term contracts with a diversified customer base across North America and is exposed to minimum volume risk. The business has continued to benefit from strong volumes and organic growth initiatives during the year ended December 31, 2020.
The terms and conditions of the Peruvian toll roads concession, including tariffs that can be charged to the users and the duties to be performed by the operator, are regulated by the Municipalidad Metropolitana de Lima (“MML”) and its municipal arm, Fondo Metropolitano de Inversiones. The service concession provides the operator the right to charge a tariff to vehicles which use the road network over the life of the concession in exchange for the design, construction, improvement, maintenance and operation of the road network. Tariffs are adjusted annually for the Lima Metropolitana Consumer Price Index. The concession arrangement has an expiration date of 2043 at which point the underlying concession assets will be returned to the MML.
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
F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
While our toll road operations have experienced reduced volumes as a result of local government imposed shutdowns during the global pandemic, we are engaged in discussions to determine if we will be compensated under the regulatory framework either through increased tariffs or extension of our concession agreement and believe that the long-term value of our concession arrangement will be not impacted. We have received positive indications that the global pandemic qualifies as an act of force majeure within our concession arrangements.
The intangible asset at Brookfield Infrastructure’s Indian telecom tower operation relates primarily to the customer contract with Reliance Jio, India’s largest cellular network operator. Reliance Jio is an anchor tenant of our tower operation under a 30-year Master Service Agreement.
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
The carrying value as at December 31, 2020, of Brookfield Infrastructure’s indefinite lived intangibles is $876 million (2019: $667 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2020	2019
Cost at beginning of the year	$15,695	$12,515
Additions, net of disposals	102	109
Acquisitions through business combinations(1)	532	3,248
Held for sale	—	(1)
Non-cash (disposals) additions(2)	(2,118)	15
Foreign currency translation	(978)	(191)
Cost at end of year	$13,233	$15,695

(1)See Note 6, Acquisition of Businesses, for additional information.
(2)Non-cash disposals primarily relate to the partial disposition of our Australian export terminal. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2020	2019
Accumulated amortization at beginning of year	$(1,309)	$(880)
Non-cash disposals(1)	216	—
Disposals	—	12
Amortization	(458)	(450)
Foreign currency translation	85	9
Accumulated amortization at end of year	$(1,466)	$(1,309)

(1)Non-cash disposals primarily relate to the partial disposition of our Australian export terminal. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
NOTE 15.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2020	2019
Balance at beginning of the year	$6,553	$3,859
Acquisitions through business combinations(1)	27	2,644
Foreign currency translation and other	54	50
Balance at end of the year	$6,634	$6,553

(1)See Note 6, Acquisition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2020, the carrying amount of each cash-generating unit was determined to not exceed its recoverable amount.
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2020	2019
North American rail operations(1)	$2,126	$2,042
North American residential energy infrastructure operation	1,296	1,274
Western Canadian natural gas gathering and processing operation(1)	756	749
Colombian natural gas distribution operation	520	542
Brazilian regulated transmission operation	490	632
U.S. data center operation(1)	487	486
Other	959	828
Total	$6,634	$6,553

(1)See Note 6, Acquisition of Businesses, for additional information.
F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. The key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 14%, terminal value multiples of 9x to 12x and discrete cash flow periods from 7 to 21 years.
Goodwill at our Brazilian regulated transmission operation was predominantly the result of deferred income tax liability recognized on acquisition. The deferred tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
NOTE 16.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2020	2019
Balance at beginning of the year	$416	$190
Acquisitions through business combinations(1)	—	211
Additions, net of disposals	3	2
Non-cash additions	—	5
Fair value adjustments	68	—
Foreign currency translation	31	8
Balance at end of the year	$518	$416

(1)See Note 6, Acquisition of Businesses, for additional information.
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2020 and 2019. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to other relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
Data	Direct Income Capitalization	Capitalization Rate	6% to 8%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.
Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 17.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2020	2019
Current:
Accounts payable		$1,461	$973
Accrued liabilities		751	653
Deferred revenue	(i)	256	307
Lease liabilities		206	197
Provisions(1)		176	214
Loans and notes payable		134	—
Other liabilities		293	66
Total current		$3,277	$2,410

Non-current:
Lease liabilities		$3,597	$1,606
Deferred revenue	(i)	467	246
Provisions(1)		423	327
Pension liabilities(2)		315	148
Loans and notes payable		84	99
Other liabilities		311	144
Total non-current		$5,197	$2,570

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Western Canadian natural gas gathering and processing operation and our Indian telecom tower operation.
(2)See Note 31, Retirement Benefit Plans, for further details.
Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 34, Financial Risk Management.

(i)Deferred revenue
Deferred revenue relates primarily to cash contributions from third parties to build or upgrade existing network capabilities at our Australian rail operation, for future natural gas and electricity connections at our U.K. regulated distribution operation, for future transportation of gas at our Indian natural gas operation, for future protection plans at our North American residential energy infrastructure operation and to build or upgrade existing networks at our U.K. telecom towers operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the contracted track access, connections arrangements, gas transportation agreement, contract plans or networks.
F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 18.  FINANCIAL LIABILITIES

US$ MILLIONS	2020	2019
Current:
Deferred consideration	$136	$131
Interest rate swaps	116	—
Foreign currency forward contracts	107	61
Other financial liabilities	337	137
Total current financial liabilities	$696	$329

Non-current:
Deferred consideration(1)	$1,022	$1,115
Interest rate swaps	341	113
Foreign currency forward contracts	138	36
Inflation swaps	46	71
Other financial liabilities	1,131	509
Total non-current financial liabilities	$2,678	$1,844

(1)Deferred consideration primarily relates to the April 4, 2017 acquisition our Brazilian regulated gas transmission operation. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is measured at amortized cost and is payable on the fifth anniversary of the date of acquisition.
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 19.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 28, 2024. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2020, draws on the credit facility were $1,131 million (2019: $820 million) and $63 million of letters of credit were issued (2019: $54 million).

	Maturity	Annual Rate	Currency	2020	2019
Corporate revolving credit facility	June 28, 2024	LIBOR plus 1.2%	US$	$1,131	$820
Corporate revolving credit facility	April 14, 2022	LIBOR plus 1.2%	US$	—	—
Medium Term Notes(1):
Non-Current:
Public - Canadian	March 11, 2022	3.5%	C$	—	346
Public - Canadian	February 22, 2024	3.3%	C$	236	231
Public - Canadian	February 22, 2024	3.3%	C$	314	308
Public - Canadian	September 11, 2028	4.2%	C$	550	384
Public - Canadian	October 9, 2029	3.4%	C$	550	386
Public - Canadian	September 1, 2032	2.9%	C$	392	—
				3,173	2,475
Deferred financing costs and other				(15)	—
Total				$3,158	$2,475

(1)See Note 20, Subsidiary Public Issuers, for further details.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program (“the Program”) under which a subsidiary of our partnership may issue unsecured commercial paper notes (“Notes”) up to a maximum aggregate amount outstanding at any time of $500 million. The proceeds of the commercial paper issuances will be used for general corporate purposes. Our subsidiary began issuing Notes under the Program during March 2021.
On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility was secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, are delayed. The facility matures on April 14, 2022 and all amounts not previously repaid will be due on such date. All obligations under the facility are guaranteed by our partnership and its subsidiary, BIPC Holdings Inc. Loans under this facility accrue interest at LIBOR plus 2.1% with an annual unused commitment fee of 42 basis points during the period prior to April 14, 2021, and LIBOR plus 2.2% thereafter with an annual unused commitment fee of 44 basis points. As of December 31, 2020, the balance remains undrawn.
On April 7, 2020, Brookfield Infrastructure Finance ULC, a wholly owned subsidiary of Brookfield Infrastructure, issued C$400 million of medium-term notes. C$200 million of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining C$200 million medium term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%.
On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing October 9, 2029 with a coupon of 3.4%. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2020, there were $nil (2019: $nil) of borrowings outstanding.
The increase in corporate borrowings of $698 million during the year ended December 31, 2020 is attributable to the issuance of C$900 million of medium-term notes, the impact of a stronger Canadian dollar relative to the U.S. dollar and net draws of $311 million on the corporate revolving credit facility. These increases were partially offset by the early redemption of C$450 million medium-term notes.
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2020	2019
Current	$1,551	$1,381
Non-current	18,469	17,163
Total	$20,020	$18,544
Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Non-recourse borrowings have increased by $1.5 billion since year-end. The increase is attributable to net borrowings of $3.5 billion from our recent acquisition of a telecom tower operation in India and draws to fund growth initiatives. These increases were partially offset by the partial disposition of our Australian export terminal and a decrease in foreign denominated debt relative to the U.S. dollar during the year ended December 31, 2020.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2021	$486	$431	$10	$125	$1,052
2022	351	454	11	65	881
2023	1,676	330	510	251	2,767
2024	1,370	391	10	244	2,015
2025	783	928	1,088	755	3,554
Thereafter	3,434	4,146	524	1,804	9,908
Total principal repayments(1)	8,100	6,680	2,153	3,244	20,177
Deferred financing costs and other	(33)	(45)	(42)	(37)	(157)
Total - Dec. 31, 2020	$8,067	$6,635	$2,111	$3,207	$20,020
Total - Dec. 31, 2019	$7,213	$8,210	$2,198	$923	$18,544

(1)As of December 31, 2020, approximately $540 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Dec. 31, 2020	4%	5%	6%	6%	5%
Dec. 31, 2019	5%	5%	6%	6%	5%
F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2020	Local Currency		Dec. 31, 2019	Local Currency
U.S. dollars	$7,457	USD	7,457	$7,801	USD	$7,801
Indian rupees	3,760	INR	274,457	1,427	INR	101,929
British pounds	2,941	GBP	2,151	2,411	GBP	1,819
Canadian dollars	2,400	CAD	3,056	2,473	CAD	3,212
Chilean Unidad de Fomento(1)	1,201	UF	29	1,099	UF	29
Brazilian real	1,161	BRL	6,035	1,489	BRL	6,002
Colombian pesos	418	COP	1,430,115	342	COP	1,124,325
Peruvian soles	417	PEN	1,511	452	PEN	1,497
Australian dollars	320	AUD	416	1,010	AUD	1,439
Euro	59	EUR	48	—	EUR	—
New Zealand dollars	43	NZD	60	40	NZD	59

(1)Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.

(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2019	Cash Flows	Acquisitions/ Dispositions(1)	Foreign Exchange Movement and Other	2020
Corporate borrowings	$2,475	$629	$—	$54	$3,158
Non-recourse borrowings	18,544	1,119	689	(332)	20,020

(1)Refer to Note 6, Acquisition of Businesses, and Note 5, Disposition of Businesses, for further details.

Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
On September 1, 2020, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 1, 2032 in the Canadian bond market with a coupon of 2.9%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On April 7, 2020, the Debt Issuers issued C$200 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On October 7, 2019, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. Our partnership swapped C$92 million of the total issuance to U.S. dollars on a matched maturity basis at an all-in rate of 3.5% and the remaining principal balance of the issuance was subsequently hedged using foreign exchange contracts. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
On September 10, 2018, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
As they matured, the Debt Issuers repaid C$125 million of medium-term notes on October 30, 2018.
These notes are fully and unconditionally guaranteed by our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”) and BIPC Holdings Inc. (“BIPC Holdings”).
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of December 11, 2020 provides for the issuance of one or more series of senior preferred shares of BIPIC. The BIP Guarantors and BIPC Holdings will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

For the year ended December 31, 2020 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$—	$8,885	$8,885
Net income attributable to partnership(1)	141	—	—	5	389	(141)	394
For the year ended December 31, 2019
Revenues	$—	$—	$—	$—	$—	$6,597	$6,597
Net income attributable to partnership(1)	52	—	—	—	233	(52)	233
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$—	$4,652	$4,652
Net income attributable to partnership(1)	192	—	—	—	410	(192)	410
As at December 31, 2020
Current assets	$—	$—	$—	$—	$—	$3,711	$3,711
Non-current assets	5,363	—	944	2,238	7,232	41,843	57,620
Current liabilities	—	—	77	—	—	5,447	5,524
Non-current liabilities	—	2,027	—	591	—	31,516	34,134
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,687	1,687
BIPC exchangeable shares	—	—	—	—	—	638	638
Exchange LP Units	—	—	—	—	—	12	12
In operating subsidiaries	—	—	—	—	—	13,954	13,954
Preferred unitholders	—	—	—	—	—	1,130	1,130
As at December 31, 2019
Current assets	$—	$—	$—	$—	$—	$5,841	$5,841
Non-current assets	5,983	—	889	—	8,905	34,690	50,467
Current liabilities	—	—	75	—	—	5,364	5,439
Non-current liabilities	—	1,655	—	—	—	27,037	28,692
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,039	2,039
Exchange LP Units	—	—	—	—	—	18	18
In operating subsidiaries	—	—	—	—	—	14,113	14,113
Preferred unitholders	—	—	—	—	—	935	935

(1)Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable shares, general partner and limited partners.
(2)Includes investments in all subsidiaries of our partnership under the equity method.
(3)Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.
(4)Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 21.  PREFERRED SHARES
As at December 31, 2020, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2020, there were no dividends in arrears (2019: $nil).
NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2020	2019	2018
Interest on corporate facility	$19	$20	$4
Interest on corporate debt	76	63	56
Interest on non-recourse borrowings	944	738	483
Other financing fees(1)	140	83	12
	$1,179	$904	$555

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
NOTE 23.  PAYROLL EXPENSE
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
For the year ended December 31, 2020, payroll expense across all of Brookfield Infrastructure’s subsidiaries was $1,113 million, inclusive of benefits (2019: $704 million, 2018: $588 million).
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 24.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2020
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$181	$5,264	$333	$3,241	$367	$1,504
Brazilian regulated gas transmission operation	405	3,494	203	2,772	783	141
Colombian natural gas distribution operation	220	1,256	248	478	636	114
Brazilian electricity transmission operation	15	320	11	196	89	39
Canadian district energy operation	28	1,260	147	567	429	145
U.S. district energy operation	38	1,097	78	768	163	126
North American residential energy infrastructure operation	210	4,215	436	2,321	1,174	494
Indian gas transmission operation	94	2,172	131	1,308	781	46
Transport
North American rail operation	504	9,569	699	4,898	4,032	444
U.K. port operation	62	1,105	45	735	157	230
Australian port operation	151	863	131	393	352	138
Chilean toll roads	126	835	125	1,148	(335)	23
Peruvian toll roads	105	1,247	438	212	591	111
Indian toll roads(2)	87	808	177	426	203	89
Midstream
North American gas storage operation	170	1,433	67	658	544	334
Western Canadian natural gas gathering and processing operation	125	3,964	131	2,072	1,348	538
Data
U.S. data center operation	67	1,634	95	1,138	334	134
Australian data center operation	12	311	127	7	135	54
U.K. telecom towers operation	32	896	332	327	203	66
Indian telecom towers operation	392	7,998	493	5,392	1,917	588
Corporate
Holding LP and other	589	172	870	3,423	52	(3,584)
Total	$3,613	$49,913	$5,317	$32,480	$13,955	$1,774

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	As of December 31, 2019
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$159	$4,653	$294	$2,888	$318	$1,312
Colombian regulated distribution operation	759	—	427	—	274	58
Brazilian regulated transmission operation	435	4,606	199	3,195	1,305	342
Colombian natural gas distribution operation	214	1,166	299	314	684	83
Brazilian electricity transmission operation	21	401	12	252	110	48
Canadian district energy operation	29	974	47	506	337	113
U.S. district energy operation	37	964	41	747	118	95
North American residential energy infrastructure operation	171	3,997	337	1,925	1,341	565
Indian gas transmission operation	155	2,272	181	910	1,157	179
Transport
Australian export terminal(3)	139	1,994	347	1,688	34	64
North American rail operation	2,150	9,392	1,409	4,889	4,747	497
U.K. port operation	47	934	78	370	218	315
Australian port operation	126	927	124	488	317	124
Chilean toll roads	95	821	67	1,112	(320)	57
Peruvian toll roads	122	1,337	19	683	638	119
Indian toll roads	75	868	83	570	203	87
Midstream
North American gas storage	200	1,449	112	661	543	333
Western Canadian natural gas gathering and processing operation	119	3,721	147	1,845	1,320	528
Data
U.S. data center operation	105	1,665	112	1,130	376	152
Australian data center operation	10	280	5	112	124	49
U.K. telecom towers operation	26	874	190	419	219	72
Corporate
Holding LP and other	529	111	735	2,480	50	(2,625)
Total	$5,723	$43,406	$5,265	$27,184	$14,113	$2,567

(1)Attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interest—BIPC exchangeable shares, non-controlling interest—Exchange LP Units, general partner and limited partners.
(2)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(3)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$488	$11	$42	$46	$167
Colombian regulated distribution operation(1)	6	2	156	—	(6)
Brazilian regulated transmission operation	942	309	(399)	116	(152)
Colombian natural gas distribution operation	793	39	34	7	13
Brazilian electricity transmission operation	40	9	(25)	4	(11)
Canadian district energy operation	127	5	115	2	39
U.S. district energy operation	137	(14)	58	(9)	38
North American residential energy infrastructure operation	1,274	70	(32)	29	(14)
Indian gas transmission operation	268	(61)	(23)	(19)	(7)
Transport
Australian export terminal(3)	297	163	35	54	16
North American rail operation	1,974	86	(153)	11	(16)
U.K. port operation	235	22	16	31	22
Australian port operation	381	(29)	40	(10)	14
Chilean toll roads	116	(21)	(21)	(6)	2
Peruvian toll roads	81	7	(54)	1	(11)
Indian toll roads(2)	111	(24)	(4)	(8)	(2)
Midstream(3)
North American gas storage operation	143	(10)	10	(7)	6
Western Canadian natural gas gathering and processing operation	501	29	(1)	12	(1)
Data
U.S. data center operation	273	(32)	(10)	(13)	(4)
Australian data center operation	24	4	12	1	5
U.K. telecom towers operation	51	(3)	5	(1)	2
Indian telecom towers operation	360	5	69	3	14
Corporate
Holding LP and other	9	(56)	—	(7)	250
Total	$8,631	$511	$(130)	$237	$364
F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2019
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$478	$24	$71	$103	$278
Colombian regulated distribution operation(1)	179	10	(9)	2	(2)
Brazilian regulated transmission operation	1,141	349	(83)	132	(33)
Colombian natural gas distribution operation	874	51	(4)	7	—
Brazilian transmission operation	2	15	(2)	7	(1)
Canadian district energy operation	121	6	85	2	29
U.S. district energy operation	158	(14)	49	(9)	32
North American residential energy infrastructure operation	956	3	63	2	26
Indian gas transmission operation	266	(39)	(33)	(12)	(10)
Transport
Australian export terminal(3)	308	15	(3)	43	(8)
North American Rail Operation	—	—	(10)	—	(1)
U.K. port operation	197	4	19	7	27
Australian port operation	462	(24)	(1)	(7)	—
Chilean toll roads	162	—	27	2	16
Peruvian toll roads	107	5	10	1	2
Indian toll roads(2)	130	(19)	(6)	(9)	(3)
Midstream
North American gas storage operation	143	12	52	9	32
Western Canadian natural gas gathering and processing operation	256	35	31	14	12
Data
U.S. data center operation	294	(22)	(10)	(7)	(4)
Australian data center operation	20	6	(3)	2	(1)
U.K. telecom towers operation	—	—	(2)	—	(1)
Corporate
Holding LP and other	25	(5)	—	(295)	(26)
Total	$6,279	$412	$241	$(6)	$364
Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Year ended December 31, 2018
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$449	$22	$19	$99	$86
Colombian regulated distribution operation(1)	177	15	(11)	3	(2)
Brazilian regulated transmission operation	1,112	357	(469)	139	(190)
Colombian natural gas distribution operation	516	34	(91)	7	(14)
Canadian district energy operation	118	7	32	3	11
U.S. district energy operation	149	(13)	35	(8)	23
North American residential energy infrastructure business	191	4	(73)	1	(30)
Transport
Australian export terminal(3)	307	14	(6)	34	(16)
U.K. port operation	205	12	3	19	4
Australian port operation	522	(6)	(33)	(3)	(11)
Chilean toll roads	168	(1)	(7)	(1)	(7)
Peruvian toll roads	92	3	(25)	1	(5)
Indian toll roads(2)	61	(12)	2	(6)	(1)
Midstream
North American gas storage operation	150	(16)	22	(12)	15
Western Canadian natural gas gathering and processing business	61	3	(53)	1	(21)
Data
U.S. data center operation	—	—	(1)	—	—
Corporate
Holding LP and other	23	(26)	(1)	108	44
Total	$4,301	$397	$(657)	$385	$(114)

(1)Refer to Note 5 , Disposition of Businesses, for further details.
(2)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(3)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. The balance in the tables above reflect the period up until the date of partial disposition. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2020			Year ended December 31, 2019
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$241	$(372)	$133	$271	$(416)	$147
Colombian regulated distribution operation(1)	2	—	(2)	26	(24)	(4)
Brazilian regulated transmission operation	634	(34)	(588)	839	(21)	(702)
Colombian natural gas distribution operation	89	(35)	(55)	72	(38)	(73)
Brazilian electricity transmission operation	13	—	(14)	22	(4)	(6)
Canadian district energy operation	42	(97)	55	53	(68)	14
U.S. district energy operation	51	(50)	—	22	(29)	2
North American residential energy infrastructure operation	(42)	(5)	45	128	(228)	87
Indian gas transmission operation	136	(14)	(117)	208	(1,950)	1,746
Transport
Australian export terminal(3)	68	(27)	(57)	91	(23)	(55)
North American rail operation	616	(24)	(606)	—	(6,460)	6,578
U.K. port operation	42	(25)	(11)	27	(43)	9
Australian port operation	28	(32)	26	52	(45)	(10)
Chilean toll roads	49	(1)	(34)	62	(2)	(55)
Peruvian toll roads	18	(22)	—	47	(39)	—
Indian toll roads(2)	11	(18)	19	7	(9)	(29)
Midstream
North American gas storage operation	68	12	(53)	83	(10)	(63)
Western Canadian natural gas gathering and processing operation	156	(299)	114	92	(1,396)	1,339
Data
U.S. data center operation	77	(16)	(63)	51	(6)	(35)
Australian data center operation	7	(3)	(3)	—	(277)	286
U.K. telecom towers operation	27	(20)	(9)	3	(280)	289
Indian telecom towers operation	245	(3,451)	3,331	—	—	—
Corporate
Holding LP and other	(182)	(4)	89	(46)	243	(128)
Total	$2,396	$(4,537)	$2,200	$2,110	$(11,125)	$9,337
Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Cash Flow Activities
	Year ended December 31, 2018
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$226	$(413)	$179
Colombian regulated distribution operation(1)	11	(26)	—
Brazilian regulated transmission operation	868	(26)	(792)
Colombian natural gas distribution operation	94	(217)	205
Canadian district energy operation	39	(42)	(45)
U.S. district energy operation	24	(16)	(18)
North American residential energy infrastructure business	16	(2,182)	2,188
Transport
Australian export terminal(3)	85	(21)	(63)
U.K. port operation	27	(17)	(8)
Australian port operation	42	(68)	22
Chilean toll roads	74	(1)	(82)
Peruvian toll roads	91	(33)	—
Indian toll roads(2)	18	(184)	209
Midstream
North American gas storage operation	—	(8)	7
Western Canadian natural gas gathering and processing business	48	(1,923)	1,910
Data
U.S. data center operation	(1)	(1,103)	1,118
Corporate
Holding LP and other	(417)	794	(379)
Total	$1,245	$(5,486)	$4,451

(1)Refer to Note 5 , Disposition of Businesses, for further details.
(2)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(3)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. The balance in the tables above reflect the period up until the date of partial disposition. Refer to Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 25.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2020	2019
Deferred income tax assets
Tax losses carried forward	$1,002	$397
Financial instruments and other	408	364
	$1,410	$761
Deferred income tax liabilities
Property, plant and equipment	$(3,367)	$(2,541)
Intangible assets	(2,458)	(2,714)
Investment in associates and investment properties	(73)	(14)
	$(5,898)	$(5,269)
Net deferred income tax liabilities	$(4,488)	$(4,508)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$124	$112
Deferred income tax liabilities	(4,612)	(4,620)
Net deferred income tax liabilities	$(4,488)	$(4,508)
The deferred tax asset related to losses available for carry forward includes $80 million (2019: $67 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2020	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2020
Deferred income tax assets related to non-capital losses and capital losses	$397	$506	$—	$146	$(50)	$999
Deferred income tax liabilities related to differences in tax and book basis, net	(4,905)	(560)	(125)	(126)	229	(5,487)
Net deferred income tax liabilities	$(4,508)	$(54)	$(125)	$20	$179	$(4,488)

		Recognized in
US$ MILLIONS	Jan. 1, 2019	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2019
Deferred income tax assets related to non-capital losses and capital losses	$394	$40	$—	$(22)	$(15)	$397
Deferred income tax liabilities related to differences in tax and book basis, net	(3,740)	(68)	(142)	54	(1,009)	(4,905)
Net deferred income tax liabilities	$(3,346)	$(28)	$(142)	$32	$(1,024)	$(4,508)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $143 million (2019: nil), unused capital losses of $143 million (2019: $332 million) and unused non-capital losses of $963 million (2019: $658 million). Of the total unrecognized tax asset of $1,249 million (2019: $990 million), the deductible temporary differences of $143 million (2019: nil) and unused capital losses of $143 million (2019: $332 million) do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2021	2022	2023	2024	2025	Beyond	Do not expire	Total
As of December 31, 2020	$36	$37	$18	$7	$5	$287	$573	$963
As of December 31, 2019	5	36	38	29	4	223	323	658

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Tax expense comprises:
Current income tax expense	$237	$250	$318
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	(37)	29	53
Changes in tax rates or the imposition of new taxes	41	(20)	(11)
Previously unrecognized deferred taxes	50	19	4
Total income tax expense	$291	$278	$364
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$1,195	$928	$1,170
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	431	304	275
Change in substantively enacted tax rates	41	(20)	(11)
International operations subject to different tax rates	(21)	(6)	(17)
Taxable income attributable to non-controlling interests	(91)	(62)	(35)
Portion of gains subject to different tax rates	(117)	34	141
Deferred tax assets not recognized	50	19	4
Permanent differences and other	(2)	9	7
Income tax expense recognized in profit or loss	$291	$278	$364
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $15 million (2019: $2,441 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2020	2019	2018
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(219)	$(148)	$(95)
Cash flow hedges	63	3	3
Pension plan actuarial changes	31	3	(5)
Total income tax expense recognized directly in other comprehensive income	$(125)	$(142)	$(97)
Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 26.  PARTNERSHIP CAPITAL
As at December 31, 2020, our partnership’s capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special General Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1827 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.198 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $183 million (2019: $158 million, 2018: $136 million). Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
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
(a)Special and Limited Partnership Capital

	Special General Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2020	2019	2018	2020	2019	2018	2020	2019	2018
Opening balance	1.6	1.6	1.6	293.5	277.3	276.6	295.1	278.9	278.2
Issued for cash	—	—	—	0.2	13.8	0.3	0.2	13.8	0.3
Conversion from Exchange LP Units	—	—	—	0.3	3.2	1.3	0.3	3.2	1.3
Conversion from BIPC exchangeable shares	—	—	—	1.4	—	—	1.4	—	—
Repurchased and cancelled	—	—	—	—	(0.8)	(0.9)	—	(0.8)	(0.9)
Ending balance	1.6	1.6	1.6	295.4	293.5	277.3	297.0	295.1	278.9
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

	Special General Partner			Limited Partners			Total
US$ MILLIONS	2020	2019	2018	2020	2019	2018	2020	2019	2018
Opening balance	$19	$19	$19	$5,495	$4,911	$4,907	$5,514	$4,930	$4,926
Unit issuance	—	—	—	9	559	14	9	559	14
Conversion from Exchange LP Units	—	—	—	3	53	20	3	53	20
Conversion from BIPC exchangeable shares	—	—	—	19	—	—	19	—	—
Repurchased and cancelled	—	—	—	—	(28)	(30)	—	(28)	(30)
Ending balance	$19	$19	$19	$5,526	$5,495	$4,911	$5,545	$5,514	$4,930
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
During the year ended December 31, 2020, Brookfield Infrastructure repurchased and cancelled less than 0.1 million units for less than $0.1 million (2019: 0.8 million for $28 million, 2018: 0.9 million for $30 million) and incurred less than $1 million in commission costs (2019: less than $1 million, 2018: less than $1 million).
The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) at the date of the unit offering that were attributable to the limited partners were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield.
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2020, our partnership issued less than 1 million units for proceeds of $9 million (2019: less than 1 million units for proceeds of $8 million, 2018: less than 1 million units for proceeds of $14 million) under the Plan.
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2020 was 1.6 million (2019: 1.6 million, 2018: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2020 was 294.7 million (2019: 285.6 million, 2018: 276.9 million).
Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Net income per limited partnership unit was $0.35 for the year ended December 31, 2020 (2019: $0.06, 2018: $0.53). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2020.
(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2020	2019	2018
Opening balance	121.9	115.8	115.8
Issued for cash	—	6.1	—
Ending balance	121.9	121.9	115.8

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2020	2019	2018
Opening balance	$2,328	$2,078	$2,078
Unit issuance	—	250	—
Ending balance	$2,328	$2,328	$2,078
In July 2019, Brookfield Infrastructure issued 6.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2020 was 122 million (2019: 118.6 million, 2018: 115.8 million).
(c) Non-controlling interest—BIPC exchangeable shares

	Non-controlling interest— BIPC exchangeable shares
UNITS MILLIONS	2020	2019	2018
Opening balance	—	—	—
Non-cash issuance	46.3	—	—
BIPC exchangeable shares conversion	(1.4)	—	—
Ending balance	44.9	—	—

	Non-controlling interest— BIPC exchangeable shares
US$ MILLIONS	2020	2019	2018
Opening balance	$—	$—	$—
BIPC exchangeable shares conversion	(19)	—	—
Ending balance	$(19)	$—	$—
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46.3 million BIPC exchangeable shares to unitholders as part of a special distribution. The distribution resulted in no cash proceeds to the partnership. The BIPC exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the BIPC exchangeable shares are presented as a component of non-controlling interests. Refer to Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2020, BIPC exchangeable shareholders of Brookfield Infrastructure Corporation exchanged 1.4 million BIPC exchangeable shares for $19 million of our units.
On July 29, 2020, Brookfield completed a secondary offering of BIPC for approximately 5 million BIPC exchangeable shares, inclusive of the over-allotment option, for net proceeds of approximately C$305 million. This transaction was conducted between BIPC and Brookfield and does not impact the partnership capital of our partnership.
(d) Non-controlling interest—Exchange LP Units

	Non-controlling interest—Exchange LP Units held by Brookfield
UNITS MILLIONS	2020	2019	2018
Opening balance	1.2	4.4	—
Unit issuance	0.1	—	5.7
Exchange LP conversion	(0.3)	(3.2)	(1.3)
Ending balance	1.0	1.2	4.4

	Non-controlling interest—Exchange LP Units held by Brookfield
US$ MILLIONS	2020	2019	2018
Opening balance	$159	$212	$—
Unit issuance	—	—	232
Exchange LP conversion	(3)	(53)	(20)
Ending balance	$156	$159	$212
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
During the year ended December 31, 2020, Exchange LP unitholders exchanged 0.3 million (2019: 3.2 million, 2018: 1.3 million) Exchange LP Units for $3 million (2019: $53 million, 2018: $20 million) of our units.
Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(e)    Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	2020	2019	2018
Opening balance	49.9	49.9	32.0
Issued for cash	8.0	—	18.0
Repurchased and cancelled	—	—	(0.1)
Ending balance	57.9	49.9	49.9

	Preferred Units
US$ MILLIONS	2020	2019	2018
Opening balance	$935	$936	$595
Unit issuance	195	—	342
Repurchased and cancelled	—	(1)	(1)
Ending balance	$1,130	$935	$936
During the year ended December 31, 2020, our partnership did not repurchase or cancel any preferred units (2019: less than 0.1 million for $1 million, 2018: 0.1 million for $1 million).
On January 21, 2021, our partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance will be used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
On September 21, 2020, our partnership issued 8 million Series 13 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.125% annually. In total, $200 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred. Net proceeds of the issuance will be used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
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
F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 27.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209
Other comprehensive income (loss)	240	(8)	(71)	14	33	—	38	246
Other items(5),(6)	(8)	20	6	—	—	—	—	18
Balance at December 31, 2019	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473
Other comprehensive income (loss)	175	(287)	7	68	39	(18)	5	(11)
Issuance of BIPC exchangeable shares(1)	—	18	—	—	—	—	—	18
Other items(2),(3),(4)	(59)	31	—	—	—	—	—	(28)
Balance at December 31, 2020	$1,015	$(1,562)	$37	$(14)	$39	$(36)	$973	$452

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$5	$(9)	$2	$—	$—	$—	$5	$3
Other comprehensive income	1	—	—	—	—	—	—	1
Balance at December 31, 2019	$6	$(9)	$2	$—	$—	$—	$5	$4
Other comprehensive income (loss)	1	(3)	—	1	—	—	—	(1)
Balance at December 31, 2020	$7	$(12)	$2	$1	$—	$—	$5	$3

Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112
Other comprehensive income (loss)	99	(3)	(29)	6	14	—	16	103
Other items(5),(6)	(4)	9	3	—	—	—	—	8
Balance at December 31, 2019	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223
Other comprehensive income (loss)	72	(119)	3	28	15	(8)	2	(7)
Issuance of BIPC exchangeable shares(1)	—	5	—	—	—	—	—	5
Other items(2),(3),(4)	(25)	13	—	—	—	—	—	(12)
Balance at December 31, 2020	$438	$(647)	$17	$(9)	$13	$(12)	$409	$209
(d) Attributable to Non-controlling interest—BIPC exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	29	51	(6)	22	5	(3)	(11)	87
Issuance of BIPC exchangeable shares(1)	—	(23)	—	—	—	—	—	(23)
Other items(4)	(2)	—	—	—	—	—	—	(2)
Balance at December 31, 2020	$27	$28	$(6)	$22	$5	$(3)	$(11)	$62

F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(e) Attributable to Non-controlling interest—Exchange LP Units

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2018	$2	$1	$—	$(1)	$—	$—	$2	$4
Other comprehensive income	1	—	—	—	—	—	—	1
Balance at December 31, 2019	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive income (loss)	1	(2)	—	1	—	—	—	—
Other items	—	—	—	—	—	—	—	—
Balance at December 31, 2020	$4	$(1)	$—	$—	$—	$—	$2	$5

(1)In relation to the special distribution of BIPC, $23 million of accumulated other comprehensive income was reallocated to BIPC exchangeable shares. Refer to Note 1, Organization and Description of the Business, for further details.
(2)In relation to the partial disposition of a further 33% interest in our Chilean toll road business, $44 million of accumulated other comprehensive loss was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.
(3)In relation to the disposition of a 17% interest in our Colombian regulated distribution operation, $61 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.
(4)In relation to the disposition of a 11% interest in our Texas electricity transmission operation, $25 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 13, Investments in Associates and Joint Ventures, for further details.
(5)In relation to the initial partial disposition of a 33% interest in our Chilean toll road business, $38 million of accumulated other comprehensive loss, was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital.
(6)In relation to the sale of our Australian district energy business, $12 million of revaluation surplus previously recognized within accumulated other comprehensive income was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Refer to Note 5, Disposition of Businesses, for further details.

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 28.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units that are exchangeable into limited partner units.

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Limited Partners	$(588)	$(575)	$(520)
General Partner(1)	(185)	(158)	(140)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(240)	(241)	(216)
BIPC exchangeable shares	(66)	—	—
Exchange LP Units	(4)	(4)	(2)
Preferred unitholders	(51)	(49)	(41)
Total Distributions	$(1,134)	$(1,027)	$(919)

	For the year ended December 31,
PER UNIT/SHARE(2)	2020	2019	2018
Limited Partners	$1.94	$1.81	$1.69
General Partner(1)	1.94	1.81	1.69
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1.94	1.81	1.69
BIPC exchangeable shares	1.94	1.81	1.69
Exchange LP Units	1.94	1.81	1.69
Preferred unitholders	0.97	0.98	0.97

(1)Distributions to the General Partner include $183 million of incentive distributions for the year ended December 31, 2020 (2019: $158 million, 2018: $136 million).
(2)Our partnership paid a distribution of $0.5375 per unit in March 2020. On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 46.3 million BIPC exchangeable shares. Current and historical per unit disclosures have been retroactively adjusted for the impact of the special distribution. Refer to Note 1, Organization and Description of the Business, for further details.
For the period up until June 30, 2020, holders of the Cumulative Class A Preferred Limited Partnership Units, Series 1 (“Series 1 Units”), received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter).
F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 29.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $249 million (2019: $604 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 30.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual obligations which include commitments relating primarily to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, and leases associated with our U.S. data center operation, Indian telecom towers operation, North American rail operation, Australian port operation and our North American gas storage operations. As at December 31, 2020, our partnership had $5,750 million (2019: $3,801 million) of commitments outstanding, of which 10% mature in less than one year, 22% between two and five years, and 68% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 31.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2020 was $38 million (2019: $9 million, 2018: $2 million). The discount rate used was 1.7% (2019: 2.5%, 2018: 4.5%) with a rate of compensation of 2.3% (2019: 2.8%, 2018: 3%).

US$ MILLIONS	2020	2019
Plan assets	$833	$686
Less accrued benefit obligation	(1,164)	(851)
Accrued benefit liability (1)	$(331)	$(165)

(1)Primarily presented within Other liabilities’ of the consolidated statements of financial position. Refer to Note 17, Accounts Payable and Other for further details.
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
Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the year ended December 31, 2020 (2019: $1 million, 2018: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $302 million for the year ended December 31, 2020 (2019: $270 million, 2018: $214 million). As of December 31, 2020, $89 million was outstanding as payable to the Service Provider (December 31, 2019: $76 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of December 31, 2020, Brookfield Infrastructure had a receivable balance of $21 million from subsidiaries of Brookfield (December 31, 2019: $21 million) and loans payable of $82 million to subsidiaries of Brookfield (December 31, 2019: $99 million). The loans are payable in full between 2021 and 2026 with interest rates ranging from 1.7% to 8.5% per annum.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2020, our net deposit from Brookfield was $545 million (December 31, 2019: net deposit with Brookfield of less than $1 million) and Brookfield Infrastructure incurred interest expense of $1 million for the year ended December 31, 2020 (2019: $4 million, 2018: $nil). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2020, there were $nil (December 31, 2019: $nil) borrowings outstanding.
On November 30, 2020, Brookfield Infrastructure completed the transfer of our entitlement to investments in Brookfield Infrastructure Debt Fund II to Brookfield at fair value. Prior to the transfer, our partnership received approximately $65 million from Brookfield for financial assets funded by our partnership on behalf of the fund. Gains of $nil were recognized on transfer.
F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Brookfield Infrastructure’s subsidiaries provide heating, cooling, and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the year ended December 31, 2020, revenues of $9 million were generated (2019: $33 million, 2018: $16 million) and expenses of $1 million were incurred (2019: $15 million, 2018: $5 million). In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities with Brookfield Property Partners L.P. of $12 million (December 31, 2019: $11 million).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary of Brookfield Business Partners L.P. For the year ended December 31, 2020, $3 million of revenues were generated (2019: $4 million, 2018: $4 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the year ended December 31, 2020, revenues of $nil were generated (2019: $3 million, 2018: $1 million) and expenses of $1 million were incurred (2019: $52 million, 2018: $11 million).
NOTE 33.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2020 and 2019 were as follows:

US$ MILLIONS	Note	2020	2019
Foreign exchange contracts	(a)	$3,274	$4,626
Interest rates swaps and other	(b)	11,437	11,163
Commodity contracts		32	66
		$14,743	$15,855
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2020 and 2019:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2020	Net Change During 2019
Foreign exchange derivatives	$196	$(409)	$(213)	$(128)
Interest rate derivatives	460	(633)	(173)	(31)
Commodity derivatives	—	(17)	(17)	—
	$656	$(1,059)	$(403)	$(159)
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2020 and 2019.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2020	2019	2020	2019
Foreign exchange contracts
British pounds	$1,404	$2,882	$1.31	$1.31
Canadian dollars	612	4	0.75	0.76
Australian dollars	609	1,102	0.69	0.73
Indian rupees	308	—	0.013	—
European Union euros	239	365	1.21	1.25
Chilean pesos	34	242	0.0013	0.0015
Colombian pesos	28	19	0.0003	0.0003
Peruvian soles	12	12	0.28	0.29
Other	28	—	—	—
	$3,274	$4,626
(b)Interest Rates
At December 31, 2020, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $11,265 million (2019: $10,996 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $172 million (2019: $167 million). Our partnership has an aggregate notional amount of $4,829 million floating interest rate derivatives that are benchmarked against the LIBOR, $681 million floating interest rates derivatives that are benchmarked against the bank bill swap rate and $1,533 million floating interest rates derivatives that are benchmarked against the CDOR that could be impacted by the IBOR reform. Please refer to Note 3, Significant Accounting Policies, for more details.
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2020 and the comparative notional amounts at December 31, 2019, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2020				2019
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$867	$856	$—	$1,723	$1,416
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	75	704	—	779	53
Inflation linked swaps	—	172	—	172	167
Commodity contracts	32	—	—	32	66
	$974	$1,732	$—	$2,706	$1,702
Elected for hedge accounting
Foreign exchange derivatives	$438	$510	$603	$1,551	$3,210
Interest rate derivatives
Interest rate and cross currency interest rate swaps	429	6,081	3,976	10,486	10,943
	$867	$6,591	$4,579	$12,037	$14,153
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2020 and 2019 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2020			2019
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$11,089	$(160)	$9	$10,943	$(33)	$(1)
Net investment hedges	948	32	2	3,210	(113)	16
	$12,037	$(128)	$11	$14,153	$(146)	$15
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 34.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2019. Our non-recourse borrowings have increased due to recently completed acquisitions while maintaining our net debt to capitalization ratio consistent with the prior year.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2020	2019
Corporate borrowings	$3,158	$2,475
Non-recourse borrowings	20,020	18,544
Subsidiary and corporate borrowings	23,178	21,019
Preferred shares	20	20
Cash and cash equivalents(1)	(1,393)	(969)
Net debt	21,805	20,070
Total partnership capital	21,673	22,177
Total capital and net debt	$43,478	$42,247
Net debt to capitalization ratio	50%	48%

(1)Includes marketable securities.
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
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
As of December 31, 2020, approximately $540 million of debt was in breach of asset-level financial covenants. This equates to approximately 2.3% of total partnership debt. The partnership anticipates being able to refinance or obtain waivers from our financial institutions. During the year ended December 31, 2019, there were no breaches of any loan covenants within Brookfield Infrastructure.
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2020	2019
Corporate cash and financial assets	$464	$273
Availability under committed credit facilities(2)	3,475	2,475
Draws on credit facility	(1,131)	(820)
Deposit from parent	(545)	—
Commitments under credit facility	(63)	(54)
Corporate liquidity	$2,200	$1,874

(1)Liquidity managed by Brookfield Infrastructure L.P. and affiliated corporate entities.
(2)Includes a $1.975 billion committed corporate credit facility, a $500 million credit facility with Brookfield and an incremental $1.0 billion syndicated revolving credit facility. Refer to Note 19, Borrowings, for further details.
Brookfield Infrastructure F-103

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2020
US$ MILLIONS
Accounts payable and other liabilities	$2,346	$27	$71	$301	$2,745
Corporate borrowings	—	—	1,681	1,492	3,173
Non-recourse borrowings(1)	1,052	881	8,336	9,908	20,177
Financial liabilities	696	1,138	350	1,190	3,374
Lease liabilities	279	247	647	3,685	4,858

Interest Expense:
Corporate borrowings	72	72	163	170	477
Non-recourse borrowings	853	811	1,970	2,592	6,226

(1)As of December 31, 2020, approximately $540 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2019
US$ MILLIONS
Accounts payable and other liabilities	$1,626	$29	$31	$187	$1,873
Corporate borrowings	—	—	1,705	770	2,475
Non-recourse borrowings	1,405	1,019	7,110	9,142	18,676
Financial liabilities	327	293	1,080	473	2,173
Lease liabilities	223	194	475	1,903	2,795

Interest Expense:
Corporate borrowings	74	74	165	123	436
Non-recourse borrowings	715	660	1,762	2,483	5,620
(b)Market Risk
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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Provider performs the monitoring, review and approval role and report to the Board on a regular basis.
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2020 the balance of the portfolio was $526 million (2019: $142 million), a 10% change in the value of the portfolio would impact our equity by $52 million and result in an impact on the Consolidated Statements of Operating Results of $32 million and Consolidated Statements of Comprehensive Income of $20 million.
Interest Rate Risk Management
Brookfield Infrastructure’s primary objectives with respect to interest rate risk management are to ensure that:
•Brookfield Infrastructure is not exposed to interest rate movements that could adversely impact its ability to meet financial obligations;
•Earnings and distributions are not adversely affected;
•Volatility of debt servicing costs is managed within acceptable parameters; and
•All borrowing covenants under various borrowing facilities, including interest coverage ratios, are complied with.
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

	2020		2019		2018
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income	$1	$(1)	$1	$(1)	$1	$(1)
Other comprehensive income (loss)	(1)	1	(2)	2	(2)	2
Brookfield Infrastructure F-105

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
Foreign Currency Risk Management
Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:
•Brookfield Infrastructure leverages any natural hedges that may exist within its operations;
•Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and
•Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2020 and 2019:

2020
US$ MILLIONS	USD	AUD	GBP	BRL	CLP	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$805	$314	$471	$420	$126	$492	$145	$216	$105	$573	$44	$3,711
Non-current assets	14,313	4,042	8,939	5,210	834	9,334	903	1,256	1,247	10,979	563	57,620
	$15,118	$4,356	$9,410	$5,630	$960	$9,826	$1,048	$1,472	$1,352	$11,552	$607	$61,331
Liabilities:
Current liabilities	$1,875	$446	$877	$214	$125	$602	$24	$246	$438	$620	$57	$5,524
Non-current liabilities	10,887	1,842	4,939	2,970	1,148	4,994	118	478	212	6,389	157	34,134
	12,762	2,288	5,816	3,184	1,273	5,596	142	724	650	7,009	214	39,658
Non-controlling interest—in operating subsidiaries and preferred unitholders	5,186	488	726	871	(335)	4,020	—	636	591	2,901	—	15,084
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(725)	405	734	403	6	54	232	29	28	420	101	1,687
Non-controlling interest—BIPC exchangeable shares	(275)	153	278	153	2	20	88	11	11	159	38	638
Non-controlling interest—Exchange LP	(5)	3	5	3	—	—	2	—	—	3	1	12
Net investment attributable to limited partners and general partner	$(1,825)	$1,019	$1,851	$1,016	$14	$136	$584	$72	$72	$1,060	$253	$4,252
F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

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
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following tables detail Brookfield Infrastructure’s sensitivity to a 10% increase and decrease in the U.S. dollar against the relevant foreign currencies, with all other variables held constant as at reporting date. 10% is the sensitivity rate used when reporting foreign currency risk internally. The sensitivity analysis is performed as follows:
•Outstanding foreign currency denominated monetary items (excluding foreign exchange derivative contracts) are adjusted at period end for a 10% change in foreign currency rates from the rate at which they are translated;
•Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate; and
•The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations (after considering the impact of foreign exchange derivative contracts).

	Impact on Net Income
	2020		2019		2018
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$4	$(4)	$4	$(4)	$(20)	$20
USD/EUR	2	(2)	—	—	(19)	19
USD/GBP	5	(5)	7	(7)	(11)	11
USD/CLP	(1)	1	—	—	(3)	3
USD/COP	1	(1)	1	(1)	1	(1)
USD/BRL	15	(15)	18	(18)	10	(10)
USD/CAD	4	(4)	1	(1)	(2)	2
USD/INR	(3)	3	(2)	2	(1)	1
USD/NZD	(1)	1	—	—	—	—

	Impact on Partnership Capital
	2020		2019
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$70	$(70)	$12	$(12)
USD/EUR	14	(14)	—	—
USD/GBP	105	(105)	—	—
USD/CLP	(5)	5	(24)	24
USD/COP	8	(8)	2	(2)
USD/BRL	158	(158)	227	(227)
USD/CAD	1	(1)	—	—
USD/PEN	10	(10)	11	(11)
USD/INR	58	(58)	27	(27)

F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(c)Credit Risk Management
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

US$ MILLIONS	2020	2019
Partnership Capital	$21,673	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(13,954)	(14,113)
Deficit	2,752	2,048
Accumulated other comprehensive income	(731)	(705)
Ownership changes	(527)	(398)
Invested Capital	$9,213	$9,009
Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
The following table presents the change in Invested Capital during year ended December 31, 2020:

US$ MILLIONS	2020	2019
Opening balance	$9,009	$8,156
Issuance of preferred units and preferred shares, net of repurchases	195	72
Issuances of limited partnership units and redeemable partnership units, net of repurchases	9	781
Ending balance	$9,213	$9,009
Weighted Average Invested Capital	$9,067	$8,563

NOTE 36.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Interest paid	$985	$829	$507
Income taxes paid	$172	$179	$427
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2020	2019	2018
Accounts receivable	$284	$42	$176
Prepayments	(415)	(120)	5
Accounts payable and other	(89)	146	(305)
Changes in non-cash working capital, net	$(220)	$68	$(124)

F-110 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
NOTE 37.  SUBSEQUENT EVENTS
(a)Disposition of our North American district energy operation
On February 2, 2021, Brookfield Infrastructure, alongside institutional partners (the “Enwave consortium”), agreed to the sale of its North American district energy operations in two separate transactions for total consideration of approximately $4.1 billion on an enterprise value basis. Gross proceeds to Brookfield Infrastructure are expected to be approximately $1.0 billion. The disposition is subject to customary closing conditions.
(b)Acquisition of Brazilian electricity transmission operation
On February 26, 2021, Brookfield Infrastructure, alongside institutional partners (the “JMM consortium”), exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. Prior to February 26, 2021, our partnership’s existing interest in JMM was accounted for using the equity method.
On closing, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate JMM effective February 26, 2021. At the date of the acquisition, Brookfield Infrastructure recognized approximately $500 million of assets and approximately $295 million of liabilities. Non-controlling interest, reflecting the fair value of the portion of the business not acquired by Brookfield Infrastructure, of approximately $140 million was also recognized.
Due to the recent closing of the acquisition, the initial purchase price accounting for the business combination is not available as at the date of issuance of these consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain classes of assets acquired and liabilities assumed and has not disclosed the pro-forma revenue and net income attributable to the partnership as if the acquisition had been effective January 1, 2021.
(c)Partial disposition of our U.S. gas pipeline
On March 8, 2021, Brookfield Infrastructure sold an effective 13% interest in its U.S. gas pipeline for net proceeds of approximately $410 million. A gain is anticipated to be recognized in Other income (expense) in the Consolidated Statement of Operating Results related to the partial disposition and Brookfield Infrastructure will continue to equity account for the business.
Brookfield Infrastructure F-111