Form 20-F
period 2021-12-31
Brookfield Infrastructure Partners L.P.
filed 2022-03-09
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2021
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
Jane Sheere
73 Front Street
Hamilton, HM 12, Bermuda
+1-441-294-3309
bip.enquiries@brookfield.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BIP; BIP UN	New York Stock Exchange; Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 13	BIP PR A	New York Stock Exchange
Class A Preferred Limited Partnership Units, Series 14	BIP PR B	New York Stock Exchange
5.000% Subordinated Notes due 2081 (and the subordinated guarantees related thereto)	BIPH	New York Stock Exchange
5.125% Perpetual Subordinated Notes (and the subordinated guarantees related thereto)	BIPI	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

305,265,498 Limited Partnership Units as of December 31, 2021
4,989,265 Class A Preferred Limited Partnership Units, Series 1 as of December 31, 2021
4,989,262 Class A Preferred Limited Partnership Units, Series 3 as of December 31, 2021
11,979,750 Class A Preferred Limited Partnership Units, Series 7 as of December 31, 2021
7,986,595 Class A Preferred Limited Partnership Units, Series 9 as of December 31, 2021
9,936,190 Class A Preferred Limited Partnership Units, Series 11 as of December 31, 2021
8,000,000 Class A Preferred Limited Partnership Units, Series 13 as of December 31, 2021
8,000,000 Class A Preferred Limited Partnership Units, Series 14 as of December 31, 2021
1 General Partner Unit as of December 31, 2021

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

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities but excluding BIPC (each as defined below). References to “our group” mean, collectively, Brookfield Infrastructure Corporation and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:
•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“BIPC” are to Brookfield Infrastructure Corporation;
•“BIPC Exchangeable LP Units” are to the exchangeable units of Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”), a subsidiary of our partnership, which were issued in connection with the acquisition by our partnership and our institutional partners of Inter Pipeline Ltd. (“IPL”, “Inter Pipeline”, or “Canadian diversified midstream operation”), and which provide holders with economic terms that are substantially equivalent to BIPC exchangeable shares and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares;
• “BIPC exchangeable shares” are to class A exchangeable subordinate voting shares in the capital of BIPC;
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
Brookfield Infrastructure 1

•our “midstream operations” are to our interest in our North American gas storage operation, our Western Canadian natural gas gathering and processing operation and our Canadian diversified midstream operation, as described in Item 4.B “Business Overview—Our Operations—Midstream—Overview”;
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
•“Exchangeable units” mean, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
• “fully exchanged basis” means Brookfield’s ownership in our partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares and BIPC Exchangeable LP Units;
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
2 Brookfield Infrastructure

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
•“Service Recipients” are to our partnership, the Holding LP, certain of the Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“spin-off” are to the issuance of the special dividend by Brookfield Asset Management to its shareholders of 35,016,762 of our units on January 31, 2008;
•“special distribution” are to the special distribution by our partnership to unitholders of one BIPC exchangeable share per nine units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — Overview”;
•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, port operations in the United States, the U.K., Australia, and New Zealand and toll road operations in Chile, Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
Brookfield Infrastructure 3

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
•“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 7 Preferred Units”, “Series 8 Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units”, “Series 12 Preferred Units”, “Series 13 Preferred Units”, “Series 14 Preferred Units” and “Series 15 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 7, cumulative class A preferred limited partnership units, series 8 in our partnership, cumulative class A preferred limited partnership units, series 9 in our partnership, cumulative class A preferred limited partnership units, series 10 in our partnership, cumulative class A preferred limited partnership units, series 11 in our partnership, cumulative class A preferred limited partnership units, series 12 in our partnership, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14 and cumulative class A preferred limited partnership units, series 15 in our partnership, respectively;
•“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 7 Preferred Units”, “Holding LP Series 9 Preferred Units”, “Holding LP Series 11 Preferred Units”, “Holding LP Series 13 Preferred Units”, “Holding LP Series 14 Preferred Units” and “Holding LP Series 15 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 7 of the Holding LP, cumulative class A preferred limited partnership units, series 9 of the Holding LP, cumulative class A preferred limited partnership units, series 11 of the Holding LP, cumulative class A preferred limited partnership units, series 13 of the Holding LP, cumulative class A preferred limited partnership units, series 14 of the Holding LP and cumulative class A preferred limited partnership units, series 15 of the Holding LP, respectively;
•our “utilities operations” refer to our interests in an Australian export terminal, our South American electricity transmission operation in Brazil, our natural gas distribution operation in Colombia, our European regulated distribution operation in the U.K., our South American natural gas transmission operation and our European, North American and U.K. residential infrastructure operations, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and
•“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions—Voting Agreements”.
4 Brookfield Infrastructure

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
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws concerning our business and operations. The forward-looking statements and information also relate to, among other things, our business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. In particular, our statements with respect to the continuity plans and preparedness measures we have implemented in response to the COVID-19 pandemic and its expected impact on our businesses, operations, earnings and results are forward-looking statements. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
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
Brookfield Infrastructure 5

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
•equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure;
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
6 Brookfield Infrastructure

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
•the severity and duration of the COVID-19 pandemic, as well as the direct and indirect impacts that the virus may have;
•adverse changes in currency exchange rates;
•availability and cost of credit;
•government policy and legislation change;
Brookfield Infrastructure 7

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
•new regulatory initiatives related to ESG;
•potential human rights impacts of our business activities; and
•other factors described in this annual report on Form 20-F, including, but not limited to, those described under Item 3.D “Risk Factors” and elsewhere in this annual report on Form 20-F.
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
8 Brookfield Infrastructure

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
To measure performance, we focus on net income, a measure under the International Financial Reporting Standards (“IFRS”), as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures. To measure liquidity, we focus on debt attributable to the partnership and net debt.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
Brookfield Infrastructure 9

Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Debt attributable to the partnership and net debt
We define debt attributable to the partnership as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We provide debt attributable to the partnership and net debt, both non-IFRS liquidity measures, because we believe they assist investors and analysts in estimating our overall performance and understanding the leverage pertaining specifically to our partnership’s share of its invested capital in a given investment. When used in conjunction with Adjusted EBITDA, debt attributable to the partnership is expected to provide useful information as to how our partnership has financed its businesses at the asset-level. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Invested Capital, as well as a reconciliation of net income to FFO, AFFO and Adjusted EBITDA and a reconciliation of Partnership Capital to Invested Capital, please see the “Reconciliation of Non-IFRS Financial Measures” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations”. For further details regarding our use of debt attributable to the partnership and net debt, please see the “Liquidity and Capital Resources” section in Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
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
•Risks relating to supply chain disruptions.
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
•Risks relating to COVID-19.
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
•Risks relating to new ESG regulatory initiatives.
•Risks relating to potential human rights impacts of our business activities.
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
We currently have approximately $1.7 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $4.5 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.
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
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our business and the markets in which we operate. In addition, customers’ requirements for our services may vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ demand for our services could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
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

Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing facilities and also our ability to complete development projects on scope, schedule and budget.

Equipment and spare parts may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand.

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) lockdowns and workforce disruptions caused by the ongoing COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Brookfield Infrastructure 21

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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated transmission operation during 2021. As this accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our Australian rail operation is party to several commercial track access agreements to provide access to our rail network for the haulage of commodities. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
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
Brookfield Infrastructure 23

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
24 Brookfield Infrastructure

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
Brookfield Infrastructure 25

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
26 Brookfield Infrastructure

Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
As of December 31, 2021, Brookfield beneficially owns, directly or indirectly, 137,982,130 of our units, assuming exchange of 129,057,292 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism and exchange of 8,675,193 BIPC exchangeable shares beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns 0.37% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
Brookfield may also purchase additional units of our partnership or BIPC exchangeable shares in the open market or pursuant to private placements. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 7,104,300 Redeemable Partnership Units in connection with our November 2021 offering. See Item 5.B “Liquidity and Capital Resources—Partnership Capital.”
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
Brookfield Infrastructure 27

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
28 Brookfield Infrastructure

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
Brookfield Infrastructure 29

In addition, the Service Provider, an affiliate of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.
Our General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, it has an effective economic interest in our partnership of approximately 27.2%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchangeable units and BIPC exchangeable shares) and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

30 Brookfield Infrastructure

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
Our partnership and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our partnership and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our partnership and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our partnership, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
Brookfield Infrastructure 31

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
The breach or failure of our information barriers could result in our partnership obtaining material non-public information, which may restrict our partnership from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions-Conflicts of Interest and Fiduciary Duties”.
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
32 Brookfield Infrastructure

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
Brookfield Infrastructure 33

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
34 Brookfield Infrastructure

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
Brookfield Infrastructure 35

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last ten years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Immediately following completion of the special distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure — Overview”. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of our units, preferred units, BIPC exchangeable shares or other securities exchangeable into our units, or the exchange of Exchangeable units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. For example, in November 2021, we issued 9,476,900 units and 2,140,000 BIPC exchangeable shares in a public offering in the United States and Canada, together with an additional 7,104,300 Redeemable Partnership Units to Brookfield in a concurrent private placement. In addition, we have also issued securities as consideration for acquisitions. For example, in connection with the acquisition of IPL, in the third and fourth quarters of 2021 BIPC issued a total of 25,990,103 BIPC exchangeable shares and BIPC Exchange LP issued a total of 4,075,217 BIPC Exchangeable LP Units. We are also required to issue additional units upon exchange of BIPC exchangeable shares. There are 73,542,625 BIPC exchangeable shares outstanding as of March 7, 2022, each of which may be exchanged for our units in accordance with their terms. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.
36 Brookfield Infrastructure

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
Brookfield Infrastructure 37

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 27.2%, on a fully-exchanged basis, as a result of ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
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
38 Brookfield Infrastructure

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
Brookfield Infrastructure 39

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
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. As of March 7, 2022, there are 73,542,625 BIPC exchangeable shares outstanding, each of which may be exchanged for our units in accordance with their terms.
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
40 Brookfield Infrastructure

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
To the extent that our partnership, the Holding LP, the Holding Entities or the operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm’s length non-resident, which is subject to Canadian withholding tax.
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
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders”.
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
46 Brookfield Infrastructure

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company” (“PFIC”) or “controlled foreign corporation” (“CFC”). An investment in a PFIC may produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders will be required to take such income into account in determining their gross income subject to tax. With respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. In addition, all or a portion of any gain realized upon the sale of an investment in a CFC may be taxable at ordinary income rates. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies” and “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Controlled Foreign Corporations”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.
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
Brookfield Infrastructure 47

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
48 Brookfield Infrastructure

If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, “Tax Act”) (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly invests earned income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends, whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.
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
Brookfield Infrastructure 51

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are considered “taxable Canadian property”.
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
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX, our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), and a tax-free savings account (“TFSA”). However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our partnership for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in our partnership. Unitholders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.
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
Brookfield Infrastructure 55

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
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning, additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.
We may experience direct or indirect impacts from the pandemic, including delays in development or construction activities, reduced volumes within our transport segment and contract counterparties failing to meet their obligations. The direct or indirect impacts of the pandemic going forward may also be different from those we currently face. For example, changing workforce patterns and tightening labor market conditions resulting from the pandemic could make it more difficult for us and the Service Provider to secure and retain talented professionals in our core markets. Similarly, supply chain constraints related to the pandemic and economic inflation resulting from government support for economies could result in higher costs for goods and services and adversely impact our business. Any such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows.
56 Brookfield Infrastructure

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
Brookfield Infrastructure 57

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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our utility, transport and midstream operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and midstream operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us. For example, in Europe the withdrawal of the United Kingdom from the European Union and military tensions and conflict in Eastern Europe could contribute to further global economic uncertainty and could significantly disrupt the free movement of goods, services, and people, as well as potential higher costs of conducting business in Europe and have a material adverse effect on our business, financial condition and results of operations.
The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
Our group has outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.
58 Brookfield Infrastructure

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
Brookfield Infrastructure 59

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

60 Brookfield Infrastructure

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.
Our financing strategy involves both the issuance of partnership level equity, the issuance of corporate debt and the issuance of BIPC exchangeable shares. For example, in November 2021, we issued 9,476,900 units and 2,140,000 BIPC exchangeable shares in a public offering in the United States and Canada, together with an additional 7,104,300 Redeemable Partnership Units to Brookfield in a concurrent private placement, with aggregate gross proceeds from these offerings totaling approximately $1.09 billion. In January 2021, we issued 8,000,000 Class A Preferred Limited Partnership Units at $25.00 per unit, with gross proceeds from this offering totaling approximately $200 million. In May 2021, we issued (through a finance subsidiary) $250 million of fixed rate subordinated notes due 2081. In January 2022, we issued (through a subsidiary) $300 million of fixed rate perpetual subordinated notes.
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
Brookfield Infrastructure 61

We may suffer a significant loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events.
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts by our employees or those of Brookfield (including those in parts of the Brookfield group that do not engage or interact with Brookfield Infrastructure), inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. Both Brookfield and our partnership operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by a focus on enterprise-wide management of specific operational risks such as fraud, bribery and corruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. However, these cannot guarantee that such conduct does not occur and if it does, it can result in direct or indirect financial loss, reputational impact or regulatory consequences.
New regulatory initiatives related to ESG could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to our partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices.
If regulators disagree with the ESG disclosures that we make, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
We may not be able to identify and assess all potential human rights impacts of our business activities.
While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third-party business relationships or otherwise, could have an adverse impact on our reputation, as well as present legal, and financial risks.

62 Brookfield Infrastructure

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Brookfield Infrastructure has appointed the Service Provider to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield’s economic interest in our partnership is approximately 27.2% on a fully-exchanged basis.
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
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flows of our operations as well as growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detail.
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
On March 31, 2020, our partnership completed the previously announced creation of BIPC, with a special distribution of BIPC exchangeable shares. Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution in 2020 was $1.94 per unit.
On February 1, 2022, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.54 per unit (or $2.16 per unit annualized) with an identical increase approved by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 9% over the last 10 years. We target a 5% to 9% annual distribution increase in light of the growth that we foresee in our operations.
Brookfield Infrastructure 63

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
The following table outlines the formative events in the history and development of our business. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

Date	Segment	Event

May 2007	Corporate:	Prior to the spin-off, Brookfield acquired the following: (i) a 100% interest in our North American electricity transmission operations in 1982; (ii) a 50% interest in our Canadian freehold timberlands in May 2005; (iii) a 28% interest in our Chilean electricity transmission operation in June 2006; (iv) 7%-18% interests in TBE, a group of five related transmission investments in Brazil in 2006; and (v) a 100% interest in our U.S. freehold timberlands in April 2007.
May 2007	Utilities:	Our Chilean electricity transmission operation was acquired by Brookfield on June 30, 2006 by a consortium of buyers led by Brookfield. As part of the stock purchase agreement between the parties, the buyers agreed to pay a purchase price adjustment of $160 million that was determined on April 4, 2008 following the final resolution of the 2006 transmission rate proceeding. In conjunction with our funding of this purchase price adjustment, our ownership in our Chilean electricity transmission operation increased to approximately 18% from approximately 11% at the time of the spin-off.
May 2007	Utilities & Timber:	In conjunction with the spin-off, Brookfield contributed to us the following interests in our utilities and timber operations: (i) a 100% interest in our North American electricity transmission operations; (ii) a 38% interest in our Canadian freehold timberlands; (iii) an 11% interest in our Chilean electricity transmission operation; (iv) 7%-18% interests in TBE; and (v) a 30% interest in our U.S. freehold timberlands.
January 2008	Corporate:	On January 31, 2008, our partnership was spun off from Brookfield and our units began trading on the NYSE under the symbol “BIP”.
November 2008	Timber:	On November 4, 2008, we invested $103 million into our U.S. freehold timberlands. The proceeds were used to partially fund the add-on acquisition of a 67,661 acre tree farm in Washington for $163 million and repay an outstanding bridge loan whose principal amount was approximately $250 million.
64 Brookfield Infrastructure

Date	Segment	Event

January 2009	Utilities:	In January 2009, Brookfield and its partner Isolux, through their joint venture company, Wind Energy Texas Transmission LLC (“WETT”), were awarded the right to build $500 million of transmissions lines in Texas to facilitate the delivery of wind power to population centers as part of the Texas Competitive Renewable Energy Zones program. In the third quarter of 2009, Brookfield contributed its interest in WETT to a Brookfield sponsored infrastructure fund in which we own an interest. Upon finalization of the route selection and determination of the number of substations that comprise our system, this investment opportunity increased to approximately $750 million.
June 2009	Utilities:	On June 30, 2009, we completed the sale of our interest in our Brazilian transmission operations for after-tax proceeds of $275 million, including proceeds from foreign exchange currency hedges. The sale resulted in the recognition of an approximately $68 million after-tax gain over book value.
September 2009	Corporate:	On September 10, 2009, our partnership’s units commenced trading on the TSX under the symbol “BIP.UN”.
November 2009	Corporate:	On November 20, 2009, we invested $941 million to acquire an interest in Prime, and direct interests in two assets from Prime (collectively, the “BBI Transaction”). In total, our investment in Prime was part of a comprehensive recapitalization in which Prime raised over $1.6 billion from our partnership, Brookfield and other investors to repay debt. The first direct investment was in a U.K. port operation, which is one of the largest in the U.K. The second investment was an economic interest in an Australian terminal operation, one of the largest coal export terminals in the world. Our interests in North American gas transmission operations, Australian regulated distribution operations, U.K. regulated distribution operations, European energy distribution operations, Australian energy distribution operations, Australian rail operations, European port operations and an additional interest in the Australian terminal operations were held through Prime.
November 2009	Corporate:	Our participation in the BBI Transaction was financed in part by a public offering of 40.7 million units at a price of C$15.55 per unit that closed in November 2009. The net proceeds of the public offering, inclusive of the exercise of the underwriters’ over-allotment option, were approximately C$601 million. We funded the balance of the $940 million investment in the BBI Transaction through the issuance of Redeemable Partnership Units and general partner units of the Holding LP to Brookfield at a price of approximately $13.71 per unit, representing the price of our units issued under the public offering net of underwriting commissions payable by our partnership.
September 2010	Corporate:	On September 20, 2010, Brookfield closed a $2.7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile.
December 2010	Corporate:	On December 8, 2010, Brookfield Infrastructure increased its ownership of Prime from 40% to 100% through a Merger Transaction whereby Prime security holders received 0.24 of our units per Prime security held and a special distribution of A$0.20 per Prime security. Pursuant to the merger, approximately 50.7 million units were issued, including 0.9 million Redeemable Partnership Units to Brookfield.
Brookfield Infrastructure 65

Date	Segment	Event

October 2011	Corporate:	On October 26, 2011, Brookfield Infrastructure issued approximately 19.4 million units at $24.75 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 8.3 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $657 million. The proceeds were used to fund an equity investment in our Australian rail operation, including the pay down of our corporate credit facility, which had been primarily drawn to fund the investment in our rail expansion program, and a $160 million investment in Chilean toll road assets.
December 2011	Transport:	On December 15, 2011 we invested approximately $160 million to purchase an ownership stake in two related Chilean toll road assets comprised of a 33 kilometer toll road and tunnel that form part of a key ring road in the transportation network of Santiago, Chile. The toll road and tunnel are long-life assets that have concessions with expirations in 2033 and 2037, respectively.
January 2012	Utilities:	On January 27, 2012, we purchased an ownership interest in a Colombian regulated distribution utility. This utility serves a predominantly residential load in Boyacá, a region of 1.3 million inhabitants located 150 kilometers north of Bogotá.
April 2012	Midstream:	On April 27, 2012, we purchased an ownership interest in a natural gas storage facility in northeastern Alberta for $16 million.
August 2012	Corporate:	In August 2012, Brookfield Infrastructure issued approximately 11.1 million units at an offering price of $33.25 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 4.4 million Redeemable Partnership Units at the offering price net of commissions to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled $497 million. The net proceeds were used by Brookfield Infrastructure to partially fund several strategic initiatives further described below.
October 2012	Utilities:	On October 1, 2012, Brookfield Infrastructure acquired Brookfield’s interest in its Chilean transmission system for $235 million. Following this transaction, Brookfield Infrastructure’s ownership interest was 28%.
October 2012	Transport:	On October 1, 2012, we closed the acquisition of an additional interest in our Chilean toll road for $170 million, increasing our ownership to 51%.
October 2012	Corporate:	On October 10, 2012, Brookfield Infrastructure issued C$400 million of five-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into U.S. dollars at an effective interest rate of 2.7%. Proceeds were used primarily to refinance holding company debt.
October 2012	Utilities:	On October 31, 2012, we invested approximately $75 million in a district energy system that serves commercial customers in downtown Toronto, which we acquired in partnership with institutional investors.
November 2012	Utilities:	On November 13, 2012, we completed the merger of our existing U.K. regulated distribution business with a U.K. regulated distribution business that we acquired in the third quarter of 2012. In conjunction with the merger, we invested $525 million of equity to recapitalize the combined business. On November 30, 2012, Brookfield Infrastructure closed the sale of a 20% interest in the combined business to an institutional investor for proceeds of approximately $235 million.
66 Brookfield Infrastructure

Date	Segment	Event

December 2012	Transport:	On December 4, 2012, Brookfield Infrastructure purchased a controlling interest in a Brazilian toll road platform, along with Abertis Infraestructuras and institutional partners. As required by law, Brookfield Infrastructure and its partners made a tender offer to acquire the interests of the minority holders of the Brazilian toll roads, which resulted in Brookfield Infrastructure acquiring an additional interest in the Brazilian toll road business in September 2013.
December 2012	Corporate:	In December, 2012, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $855.6 million from $700 million. Following a second close in January 2013, commitments increased to $900 million. The incremental $200 million of commitments have substantially the same terms as the previous facilities.
December 2012	Timber:	On December 31, 2012, Brookfield Infrastructure completed its sale of a 12.5% interest of its Canadian timberlands for $85 million, and retained a 25% interest in this business.
May 2013	Corporate:	In May 2013, Brookfield Infrastructure issued approximately 6.6 million units at an offering price of $37.75 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 2.6 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest assuming exchange of the Redeemable Partnership Units. Net proceeds from this equity offering totaled approximately $330 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.
June 2013	Timber:	On June 7, 2013, Brookfield Infrastructure completed the sale of its remaining 25% interest in its Canadian timberlands for proceeds of approximately $170 million.
July 2013	Timber:	On July 23, 2013, Brookfield Infrastructure completed the sale of its interest in its U.S. Pacific Northwest timberlands for approximately $790 million. The buyer agreed to assume debt attributable to Brookfield Infrastructure of approximately $320 million resulting in net proceeds from the transaction of approximately $470 million.
August 2013	Corporate:	In August 2013, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.4 billion. The incremental $545 million of commitments have substantially the same terms as the previous facilities.
September 2013	Transport:	On September 6, 2013, Brookfield Infrastructure invested approximately $490 million in its Brazilian toll road platform, increasing its ownership to approximately 31%.
October 2013	Corporate:	On October 30, 2013, Brookfield closed a $7 billion infrastructure fund. Brookfield manages the fund and has committed to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s profile.
November 2013	Utilities:	On November 29, 2013, Brookfield Infrastructure announced that it completed the sale of its 42% interest in its Asia Pacific regulated distribution business for approximately $415 million.
December 2013	Utilities:	On December 2, 2013, Brookfield Infrastructure invested approximately $40 million in a district energy system that serves commercial customers in New Orleans and Houston, which we acquired in partnership with institutional investors. Brookfield Infrastructure owns an approximate 40% interest in the business.
Brookfield Infrastructure 67

Date	Segment	Event

March 2014	Transport:	On March 26, 2014, Brookfield Infrastructure acquired alongside institutional investors an approximate 50% equity stake in Mitsui O.S.K. Lines, Ltd. container terminals in Los Angeles and Oakland, of which Brookfield Infrastructure invested 40% for a total investment of approximately $125 million.
March 2014	Corporate:	On March 28, 2014, Brookfield Infrastructure effected a restructuring pursuant to which the Holding LP’s limited partnership agreement was amended to make our partnership the managing general partner of the Holding LP and to make the Infrastructure Special LP, the former general partner of the Holding LP, a special limited partner of the Holding LP. This change was made in order to simplify the Holding LP’s governance structure and to more clearly delineate our partnership’s governance rights in respect of the Holding LP. As a result, the voting agreement between Brookfield Infrastructure and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Holding LP’s former general partner as directed by Brookfield Infrastructure, was terminated and related changes were made to our Limited Partnership Agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the General Partner and the former general partner of the Holding LP. The economic interests of Brookfield Infrastructure were not affected by these changes.
August 2014	Utilities:	On August 7, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire two district energy businesses serving Chicago and Las Vegas, and on November 21, 2014, Brookfield Infrastructure invested alongside institutional investors to acquire a district energy business serving Seattle. Brookfield Infrastructure invested approximately $50 million in aggregate for the three businesses and it owns an approximate 40% interest in each business.
August 2014	Transport:	On August 19, 2014, Brookfield Infrastructure invested approximately $370 million, alongside institutional investors to acquire an approximately 11% interest in VLI, one of Brazil’s largest rail and port logistics businesses.
August 2014	Corporate:	In August 2014, Brookfield Infrastructure closed an extension of its corporate credit facilities to June 30, 2019 and decreased the annual interest rate spread applicable on LIBOR and the unused commitment fee to 120 basis points and 18 basis points, respectively.
December 2014	Midstream:	On December 3, 2014, Brookfield Infrastructure acquired alongside institutional investors a 50% interest in Tres Palacios Gas Storage in Texas for approximately $100 million, of which Brookfield Infrastructure invested approximately $40 million.
December 2014	Midstream:	On December 31, 2014, Brookfield Infrastructure acquired alongside institutional investors a 100% stake in Lodi Gas Storage in California for approximately $105 million, of which Brookfield Infrastructure invested approximately $40 million.
March 2015	Corporate:	On March 11, 2015, Brookfield Infrastructure issued C$450 million of seven-year corporate bonds in the Canadian market with a 3.5% interest rate, which was swapped into $360 million on a matched maturity basis at an effective rate of 3.9%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities.
68 Brookfield Infrastructure

Date	Segment	Event

March 2015	Corporate:	On March 12, 2015, our Limited Partnership Agreement was amended to permit the authorization and issuance of preferred units, authorize and create the Class A Preferred Units and to make certain consequential changes resulting from such authorization and creation.
March 2015	Corporate:	On March 12, 2015, our partnership issued 5 million Series 1 Preferred Units at an offering price of C$25.00 per Series 1 Preferred Unit in a public offering in Canada. Our Partnership acquired 5 million Holding LP Series 1 Preferred Units at the offering price. Holders of the Series 1 Preferred Units and Holding LP Series 1 Preferred Units were entitled to receive a cumulative quarterly fixed distribution at a rate of 4.50% annually for the initial period ending June 30, 2020; thereafter the annual fixed distribution rate for each 5-year fixed rate period will be the sum of the Government of Canada bond yield plus 3.56%. Proceeds were used for general corporate purposes, including to fund new investments that were previously announced and repay amounts outstanding under credit facilities. Net proceeds from this offering totaled approximately $95 million.
March 2015	Data:	On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in TDF, a European telecommunications infrastructure operation, for approximately $415 million.
April 2015	Corporate:	In April 2015, Brookfield Infrastructure issued approximately 13.4 million units at an offering price of $45.00 per unit in public offerings in the United States and Canada. Brookfield acquired approximately 8.1 million Redeemable Partnership Units at the offering price net of commissions in order to maintain its interest in our partnership. Net proceeds from this equity offering totaled approximately $926 million. The proceeds were used for the repayment of amounts outstanding under revolving credit facilities, investment opportunities, working capital and other general corporate purposes.
June 2015	Corporate:	On June 12, 2015, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2020.
June 2015	Midstream:	In June 2015, Brookfield Infrastructure, along with institutional partners, signed definitive agreements to acquire all of the outstanding common units of Rockpoint Gas Storage Partners LLC (“Rockpoint”). The total equity investment for all parties was $175 million of which Brookfield Infrastructure agreed to invest approximately $70 million for an effective 40% ownership stake.
August 2015	Utilities:	On August 21, 2015, Brookfield Infrastructure completed the sale of its 23% interest in its New England electricity transmission operation for gross proceeds of approximately $65 million and net proceeds of approximately $28 million.
October 2015	Corporate:	On October 30, 2015, Brookfield Infrastructure issued two tranches of corporate bonds in the Canadian market: C$125 million of three-year bonds with a 3.0% interest rate and C$375 million of five-year bonds with an interest rate of 3.5%. The three-year and five-year bonds were swapped into a combined $378 million bond on a matched maturity basis at an effective rate of 3.8%. The proceeds were used for investment opportunities, working capital and other general corporate purposes.
Brookfield Infrastructure 69

Date	Segment	Event

November 2015	Transport:	On November 5, 2015, an Australian subsidiary of our partnership acquired 188 million shares in Asciano Limited representing a 14.9% interest. Concurrently, the subsidiary entered into arrangements to acquire an indirect economic interest of an additional 4.3%, for a total direct and indirect interest of 19.3%. Total consideration paid for the interest in Asciano Limited was approximately $1.2 billion, with Brookfield Infrastructure’s share of that investment being approximately $900 million.
December 2015	Corporate:	On December 8, 2015 our partnership issued 5 million Series 3 Preferred Units at an offering price of C$25.00 per Series 3 Preferred Unit in a public offering in Canada. Our Partnership acquired 5 million Holding LP Series 3 Preferred Units at the offering price. Holders of the Series 3 Preferred Units and Holding LP Series 3 Preferred Units were entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending December 31, 2020; thereafter the annual fixed distribution rate for each 5-year period will equal the greater of (i) the sum of the Government of Canada bond yield plus 4.53% and (ii) 5.50%. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $90 million.
December 2015	Midstream:	On December 10, 2015, Kinder Morgan, Inc and Brookfield Infrastructure jointly acquired, from Myria Holdings, Inc., the 53% equity interest in Natural Gas Pipeline Company of America LLC not already owned by them for a total purchase price of approximately $242 million. Brookfield Infrastructure paid approximately $106 million and increased its ownership from 26.5% to 50%.
December 2015	Corporate:	On December 11, 2015, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.875 billion. The incremental $450 million of commitments have substantially the same terms as the previous facilities.
February 2016	Transport:	On February 18, 2016, the takeover bid for Asciano Limited made by our partnership, together with institutional partners, lapsed, following the withdrawal of its recommendation by the board of directors of Asciano Limited. This change of recommendation triggered an A$88 million payment to the Brookfield consortium.
March 2016	Transport:	On March 1, 2016, Brookfield Infrastructure expanded its toll road business through the acquisition of a 40% interest in a toll road business in India from Gammon Infrastructure Projects Limited for consideration of $42 million through a Brookfield-sponsored infrastructure fund.
March 2016	Corporate:	On March 29, 2016, Brookfield Infrastructure closed an upsizing of its corporate credit facilities, increasing commitments to $1.975 billion. The incremental $100 million of commitments have substantially the same terms as the previous facilities. These corporate credit facilities continue to be available to provide short-term liquidity for investments and acquisitions as well as general corporate purposes.
April 2016	Midstream:	On April 7, 2016, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $312 million into the business to pay down operating level debt.
70 Brookfield Infrastructure

Date	Segment	Event

May 2016	Transport:	In May 2016, Brookfield Infrastructure, alongside an institutional investor and a partner in the business, executed a privatization of its Brazilian toll road operation. The privatization resulted in our partnership’s ownership interest increasing from 40% to 48% in exchange for cash consideration of $73 million. Subsequent to the privatization, Brookfield Infrastructure, alongside an institutional partner, injected $114 million into the Brazilian toll road operation for growth capital expenditure requirements.
May 2016	Midstream:	On May 26, 2016, Brookfield Infrastructure completed the sale of its 100% interest in its European midstream distribution operation to a third party for gross proceeds of approximately $135 million and net proceeds of approximately $127 million.
June 2016	Corporate:	On June 17, 2016, Brookfield Infrastructure amended its corporate credit facilities to, among other things, effect an extension of those corporate credit facilities to June 30, 2021.
June 2016	Transport:	On June 28, 2016, Brookfield Infrastructure acquired a 17% interest in Rutas de Lima S.A.C, through a Brookfield-sponsored infrastructure fund, for total consideration of $127 million, comprised of $118 million of cash and an amount payable of $9 million.
June 2016	Utilities:	In June 2016, Brookfield Infrastructure and its partners agreed to construct approximately 2,800 kilometers of greenfield transmission lines in Brazil and establish a business with substantial scale in the country. These are long-life, 30-year concession assets that earn cash flows under a stable, availability-based regulatory framework.
July 2016	Corporate:	On July 8, 2016, Brookfield closed a $14 billion infrastructure fund. Brookfield manages the fund and has committed $4 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.
July 2016	Midstream:	On July 19, 2016, Brookfield Infrastructure acquired a 40% interest in Rockpoint for consideration of $227 million through a Brookfield‑sponsored infrastructure fund. This consideration was comprised of $141 million of Rockpoint senior notes currently owned by Brookfield Infrastructure, which Brookfield Infrastructure paid $104 million to acquire, $19 million of a working capital credit facility provided to Rockpoint by Brookfield Infrastructure prior to the acquisition date, and cash of $67 million.
August 2016	Corporate:	On August 2, 2016, our partnership issued 10 million Series 5 Preferred Units at an offering price of C$25.00 per Series 5 Preferred Unit in a public offering in Canada. Our partnership acquired 10 million Holding LP Series 5 Preferred Units at the offering price. Holders of the Series 5 Preferred Units and Holding LP Series 5 Preferred Units were entitled to receive a cumulative quarterly fixed distribution at a rate of 5.35% annually for the initial period ending September 30, 2021. Proceeds were used for investment opportunities, working capital and other general corporate purposes. Net proceeds from this offering totaled approximately $186 million.
August 2016	Transport:	On August 18, 2016, Brookfield Infrastructure acquired a 27% interest in Linx Cargo Care and a 13% interest in Patrick Terminals and Logistics from Asciano Limited, through a Brookfield‑sponsored infrastructure fund, along with institutional partners, for total consideration of $145 million and $202 million, respectively, resulting in the expansion of Brookfield Infrastructure’s ports business to Australia.
Brookfield Infrastructure 71

Date	Segment	Event

September 2016	Corporate:	On September 14, 2016, our partnership completed a three-for-two split of our units by way of a subdivision of units, whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of an additional approximately 115 million units. Any fractional units otherwise issuable to registered holders as a result of the Unit Split were rounded up to the nearest whole unit. Our preferred units were not affected by the Unit Split. The Managing General Partner Units, Special Limited Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split.
September 2016	Utilities:	On September 23, 2016, Brookfield Infrastructure, together with institutional clients of Brookfield Asset Management announced that they had reached an agreement to acquire a 90% controlling stake in Nova Transportadora do Sudeste S.A. (“NTS”) a system of natural gas transmission assets in the southeast of Brazil owned by Petrobras, for approximately $5.3 billion.
October 2016	Utilities:	In October 2016, Brookfield Infrastructure and its partners agreed to construct an additional 1,400 kilometers of greenfield transmission lines in Brazil, bringing the total development to 4,200 kilometers. Brookfield Infrastructure will deploy approximately $300 million during the construction period.
October 2016	Utilities:	On October 31, 2016, we completed the sale of our 100% interest in the Ontario electricity transmission operation to a third party for gross proceeds of approximately C$370 million and net proceeds of approximately C$220 million.
December 2016	Corporate:	On December 2, 2016, we issued 15,625,000 units at an offering price of $32.00 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 8,139,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $750 million ($730 million net of issuance costs). Our partnership used the net proceeds to partially fund its investment in the NTS acquisition and to deploy our backlog of organic growth projects.
December 2016	Transport:	On December 12, 2016, Brookfield Infrastructure invested a further approximately $124 million in its Brazilian toll road business, increasing its ownership to approximately 49%.
January 2017	Corporate:	On January 26, 2017, our partnership issued 12 million Series 7 Preferred Units at an offering price of C$25.00 per Series 7 Preferred Unit in a public offering in Canada. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Net proceeds from this offering totaled approximately $220 million.
February 2017	Corporate:	On February 22, 2017, our partnership completed a C$300 million corporate bond issuance through a public offering in Canada. Proceeds were used to partially refinance indebtedness that matured in October 2017.
April 2017	Utilities:	On April 4, 2017, Brookfield Infrastructure acquired an effective 28% interest in NTS, a system of natural gas transmission assets in the southeast of Brazil, for $1.6 billion. $1.3 billion was due on closing and the balance payable on the fifth anniversary of closing.
April 2017	Corporate:	On April 17, 2017, our partnership completed a C$400 million corporate bond issuance through a public offering in Canada. Proceeds were used for investment opportunities, working capital and other general corporate purposes and to partially refinance indebtedness that matured in October 2017.
72 Brookfield Infrastructure

Date	Segment	Event

May 2017	Midstream:	On May 31, 2017, Brookfield Infrastructure and its partner in its North American gas transmission operation each injected $200 million into the business to pay down operating level debt.
September 2017	Corporate:	On September 15, 2017, our partnership issued 16,628,000 units at an offering price of $42.10 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 7,423,000 Redeemable Partnership Units at the offering price net of commissions. Gross proceeds from this equity offering totaled approximately $1 billion ($972 million net of issuance costs). Net proceeds were used primarily to fund future investment opportunities and to deploy our backlog of organic growth projects.
October 2017	Transport:	On October 9, 2017, our partnership, alongside an institutional partner, injected approximately $240 million in our Brazilian toll road operation, increasing our ownership interest to 44.5%.
October 2017	Corporate:	On October 10, 2017, our partnership repaid C$400 million of medium-term notes issued in 2012.
November 2017	Corporate:	On November 17, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, reached agreements to acquire at least 15% of Gas Natural SDG, S.A.’s equity interest in its Colombian natural gas distribution and commercialization business Gas Natural, S.A. ESP and certain affiliates (“Gas Natural”). Brookfield Infrastructure agreed to pay approximately $100 million for this interest.
December 2017	Corporate:	On December 22, 2017, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an effective 3% interest in Gas Natural, for approximately $30 million.
January 2018	Corporate:	On January 23, 2018, our partnership issued eight million Series 9 Preferred Units at an offering price of C$25.00 per unit in a public offering in Canada. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Net proceeds from this offering totaled approximately C$194 million.
March 2018	Utilities:	On March 15, 2018, Brookfield Infrastructure completed the sale of its 27.8% interest in a Chilean electricity transmission operation to a third party for gross proceeds of approximately $1.3 billion and net proceeds of approximately $1.1 billion.
May 2018	Utilities:	On May 15, 2018, Brookfield Infrastructure’s Brazilian regulated gas transmission business completed the issuance of approximately $1.5 billion five-year senior notes in the local market at a rate of approximately 7.1% at the time of issuance. The proceeds of approximately $440 million were distributed to our partnership.
June 2018	Utilities:	On June 1, 2018, Brookfield Infrastructure acquired an effective 16% interest in Gas Natural, a Colombian natural gas distribution business for $150 million.
September 2018	Transport:	On September 7, 2018, Brookfield Infrastructure expanded its toll road operations through the acquisition of an effective 29% interest in Simhapuri Expressway Ltd, a toll road business in India, for total consideration of $53 million. Subsequently, on November 5, 2018, Brookfield Infrastructure acquired an effective 26% interest in Rayalseema Expressway Private Limited, a second toll road business in India, for total consideration of $5 million.
Brookfield Infrastructure 73

Date	Segment	Event

September 2018	Corporate:	On September 10, 2018, our partnership completed a C$500 million corporate bond issuance through a public offering in Canada. Proceeds were used to fund an active pipeline of new investment opportunities and a growing backlog of committed organic growth capital expenditure projects.
September 2018	Corporate:	On September 12, 2018, our partnership issued 10 million Series 11 Preferred Units at an offering price of C$25.00 per Series 11 Preferred Unit in a public offering in Canada. Holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Net proceeds from this offering totaled approximately C$244 million or $185 million.
October 2018	Midstream:	On October 1, 2018, Brookfield Infrastructure acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for $281 million. Under Brookfield Infrastructure’s ownership, the business was renamed NorthRiver Midstream Inc.
October 2018	Utilities:	On October 16, 2018, Brookfield Infrastructure acquired an effective 30% interest in Enercare Inc, a North American residential energy infrastructure business, for $427 million. As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 Exchange LP Units to be issued by Exchange LP for each share of Enercare. $232 million of Exchange LP Units, or 5.7 million Exchange LP Units were issued by Exchange LP. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units.
October 2018	Corporate:	On October 30, 2018, our partnership repaid C$125 million of medium-term notes issued in 2015.
December 2018	Data:	On December 31, 2018, Brookfield Infrastructure acquired an effective 29% interest in AT&T’s large-scale, multi-tenant data center portfolio for approximately $165 million.
January 2019	Data:	On January 4, 2019, Brookfield Infrastructure acquired an effective 29% interest in DCI Data Centers, an Australian data storage business, for approximately $50 million.
February 2019	Corporate:	On February 5, 2019, a wholly-owned subsidiary of our partnership issued four million Senior Preferred Shares, Series 1 (“Series 1 Shares”), at an offering price of C$25.00 per share in a public offering in Canada. The Series 1 Shares are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. Holders of the Series 1 Shares are entitled to receive a cumulative quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. Net proceeds from this offering totaled approximately C$97 million or $73 million.
February 2019	Transport:	On February 7, 2019, Brookfield Infrastructure completed the sale of one third of its interest (approximately 17%) in its Chilean toll roads business for total consideration of approximately $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million.
March 2019	Utilities:	On March 22, 2019, Brookfield Infrastructure acquired an effective 24% interest in an Indian cross-country gas pipeline for total consideration of approximately $225 million.
74 Brookfield Infrastructure

Date	Segment	Event

March 2019	Data:	On March 29, 2019, Brookfield Infrastructure acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for approximately $190 million. Subsequent to the initial acquisition, Brookfield Infrastructure has made additional injections into the business to fund growth capital expenditures.
April 2019	Utilities:	On April 12, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Esperanza Transmissora de Energia S.A. (“Esperanza”) for approximately $10 million. Esperanza owns and operates approximately 500 kilometers of electricity transmission lines in Brazil.
June 2019	Transport:	On June 25, 2019, Brookfield Infrastructure closed the sale of its 40% interest in its European port business for net proceeds of approximately $135 million.
July 2019	Corporate:	On July 17, 2019, our partnership issued 13,529,750 units at an offering price of $42.50 per unit in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 6,128,000 Redeemable Partnership Units at the offering price, net of commissions. Gross proceeds from this equity offering totaled approximately $825 million ($801 million net of issuance costs). Net proceeds were used primarily to fund an active and advanced pipeline of new investment opportunities and for general working capital purposes.
July 2019	Data:	On July 31, 2019, Brookfield Infrastructure acquired an approximate 12% interest in a New Zealand integrated data provider for approximately $175 million.
August 2019	Utilities:	On August 8, 2019, Brookfield Infrastructure, through a Brookfield-sponsored infrastructure fund, acquired an additional 15% interest in Odoya Transmissora de Energia S.A (“Odoya”) for approximately $10 million. Odoya owns and operates approximately 300 kilometers of electricity transmission lines in Brazil.
October 2019	Corporate:	On October 7, 2019, Brookfield Infrastructure Finance ULC issued C$500 million aggregate principal amount of medium-term notes maturing October 9, 2029 with a coupon of 3.4% per annum. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. On November 6, 2019, a portion of the net proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
October 2019	Utilities:	On October 7, 2019 and October 21, 2019, Brookfield Infrastructure acquired a 13% interest in Ramones II Norte and an 11% interest in Ramones II Sur, respectively (collectively, a regulated natural gas transmission business in Mexico) for approximately $140 million.
November 2019	Utilities:	In November 2019, Brookfield Infrastructure completed the sale of its wholly-owned district energy business in Australia for total consideration of approximately $275 million.
December 2019	Data:	On December 19, 2019, Brookfield Infrastructure acquired an effective 25% interest in Wireless Infrastructure Group Limited, a U.K. telecom towers operation, for total consideration of approximately $140 million.
Brookfield Infrastructure 75

Date	Segment	Event

December 2019	Transport:	On December 30, 2019, Brookfield Infrastructure acquired an effective 9% interest of Genesee & Wyoming Inc.(“G&W”), a rail business based primarily in the United States, in a take-private transaction, for approximately $500 million. Subsequent to year end, on February 15, 2020, Brookfield Infrastructure completed the sale of the Australian operations of G&W for no gain or loss.
December 2019	Midstream:	On December 31, 2019, Brookfield Infrastructure acquired an effective 29% interest in the federally regulated portion of Enbridge Inc.’s Western Canadian natural gas gathering and processing business for approximately $245 million.
January 2020	Utilities:	On January 14, 2020, Brookfield Infrastructure sold its 17% interest in its Colombian regulated distribution operation for total consideration of approximately $90 million.
February 2020	Transport:	On February 6, 2020, Brookfield Infrastructure sold a further 17% interest in its Chilean toll road business for total consideration of approximately $170 million.
February 2020	Corporate:
On February 6, 2020, Brookfield completed the final close of a $20 billion infrastructure fund. Brookfield manages the fund and has committed $5 billion to the fund’s total capital commitments, with Brookfield Infrastructure participating in the fund to the extent target acquisitions suit Brookfield Infrastructure’s investment profile.

March 2020	Corporate:	On March 31, 2020, Brookfield Infrastructure completed a special distribution whereby unitholders as of March 20, 2020 received one BIPC exchangeable share for every nine units held.
April 2020	Corporate:	On April 7, 2020, Brookfield Infrastructure Finance ULC issued C$400 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$200 million aggregate principal amount of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining
C$200 million aggregate principal amount of medium-term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%.
April 2020	Corporate:	On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility matures on April 14, 2022. Loans under this facility accrue interest at LIBOR plus 2.1% during the period prior to April 14, 2021, and 2.2% thereafter. These corporate credit facilities are available to provide short-term liquidity for new investment opportunities and for general working capital purposes.
July 2020	Utilities:	On July 14, 2020, Brookfield Infrastructure sold its 11% interest in its Texas electricity transmission operation for total after-tax consideration of approximately $60 million.
July 2020	Utilities:	On July 15, 2020, Brookfield Infrastructure acquired an additional 6% interest in our Colombian natural gas transmission operation for total consideration of approximately $25 million. As a result of the transaction, Brookfield Infrastructure increased its ownership to 21%.
August 2020	Data:	On August 31, 2020, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecom tower operation for total consideration of approximately $585 million.
76 Brookfield Infrastructure

Date	Segment	Event

September 2020	Corporate:	On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million aggregate principal amount of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. On October 6, 2020, a portion of the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
September 2020	Corporate:	On September 21, 2020, our partnership issued 8 million inaugural Green Series 13 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% per annum. Net proceeds from this offering totaled approximately $195 million and are in alignment with green bond principles as administered by the International Capital Markets Association (ICMA).
September 2020	Transport:	On September 24, 2020, Brookfield Infrastructure, through a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, acquired a 6% interest in an U.S. liquefied natural gas (“LNG”) export terminal, Cheniere Energy Partners, for approximately $425 million, inclusive of contingent consideration.
December 2020	Transport
On December 7, 2020, Brookfield Infrastructure sold 22% of its interest in its Australian export terminal for total after-tax consideration of approximately $55 million. Our 49% retained interest was remeasured using the initial public offering price of approximately $465 million.

January 2021	Corporate:	On January 21, 2021, our partnership issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the ICMA.
February 2021	Corporate:	On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The notes are guaranteed by our partnership and certain of our subsidiaries. The proceeds of the commercial paper issuance are used for general corporate purposes.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an effective 11% interest in Thermondo GmbH, a European residential distribution business, for total consideration of approximately $20 million.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. JMM owns and operates approximately 760 kilometers of electricity transmission lines in Brazil.
March 2021	Midstream:	On March 8, 2021, Brookfield Infrastructure sold a 13% interest in our U.S. gas pipeline for net consideration of approximately $410 million.
April 2021	Utilities:	On April 30, 2021, Brookfield Infrastructure acquired an additional 3% interest in our Brazilian natural gas transmission operation for approximately $85 million.
Brookfield Infrastructure 77

Date	Segment	Event

May 2021	Utilities:	On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million.
May 2021	Corporate:	On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million aggregate principal amount of fixed rate subordinated notes maturing May 24, 2081 with a coupon of 5.00% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries.
June 2021	Utilities:	On June 7, 2021, Brookfield Infrastructure sold its 25% interest in our Canadian district energy operations for net consideration of approximately $450 million.
July 2021	Utilities:	On July 16, 2021, Brookfield Infrastructure sold its 40% interest in our U.S. district energy operations for net consideration of approximately $555 million.
July 2021	Data:	On July 14, 2021, Brookfield announced a joint venture with Digital Realty to develop and operate data centers in India. To date, Brookfield Infrastructure has invested approximately $5 million to establish the business and begin acquiring land for future development.
August, September, October 2021	Midstream:	On August 20, 2021, Brookfield Infrastructure acquired an effective 41% interest in Inter Pipeline Ltd., a Canadian diversified midstream operation, for total consideration of approximately $2.8 billion (the "initial IPL acquisition"). Subsequently, Brookfield Infrastructure acquired an additional 18% interest for approximately $1.2 billion (along with the initial IPL acquisition, hereafter referred to as the "IPL acquisitions"). In connection with the IPL acquisitions, $1.9 billion of BIPC exchangeable shares and BIPC exchangeable LP units were issued.
September 2021	Corporate:	On September 30, 2021 our partnership redeemed all of its outstanding cumulative Class A Preferred Units, Series 5, for $206 million.
November 2021	Corporate:	On November 17, 2021, our partnership issued 9,476,900 limited partnership units and 2,140,000 BIPC exchangeable shares for gross proceeds of approximately $690 million (approximately $660 million net of issuance costs) in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 7,104,300 Redeemable Partnership Units for approximately $400 million.
November 2021	Transport:	On November 16, 2021, Brookfield Infrastructure sold the remaining 17% stake in its Chilean toll road business for net consideration of approximately $165 million.
December 2021	Utilities:	On December 15, 2021, Brookfield Infrastructure acquired an effective 15% interest in Boxt Limited, a U.K. residential Infrastructure operation, for total consideration of approximately $20 million.
December 2021	Utilities:	On December 24, 2021, Brookfield Infrastructure acquired an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”) for approximately $20 million and $15 million, respectively. Sanguinetti and Veredas own and operate approximately 430 kilometers and 440 kilometers of electricity transmission lines in Brazil, respectively.
December 2021	Transport:	In December 2021, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary is expected to receive approximately $0.3 billion. The sale is subject to customary closing conditions and is expected to close late in the first quarter of 2022.
78 Brookfield Infrastructure

Date	Segment	Event

January 2022	Corporate:	On January 21, 2022, BIP Bermuda Holdings I Limited issued $300 million aggregate principal amount of perpetual subordinated notes with a coupon of 5.125% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries. We intend to use the net proceeds from this offering to redeem the Series 7 Preferred Units on March 31, 2022, and any remainder for working capital purposes.
February 2022	Utilities:	On February 16, 2022, Brookfield Infrastructure acquired an approximate 10% interest in AusNet Services Ltd., an Australian regulated utility, for total consideration of approximately $0.5 billion.
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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Commercial & Residential Distribution	• North & South America, Asia Pacific • North & South America, Europe

Transport
Provide transportation for freight, commodities and passengers	• Rail • Toll Roads • Diversified Terminals	• North & South America, Asia Pacific • South America & Asia Pacific • North America, Europe & Asia Pacific

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution • Data Storage	• Europe & Asia Pacific • North & South America, Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.
Brookfield Infrastructure 79

Europe
North America
Asia Pacific
South America
Utilities
Transport
Midstream
Data

Overview
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity, natural gas, and water connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
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
80 Brookfield Infrastructure

Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 61,000 kilometers of operational electricity transmission and distribution lines in Australia
•Approximately 5,300 kilometers of electricity transmission lines in Brazil, of which approximately 3,600 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 7.3 million connections, predominantly electricity and natural gas
•Residential infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.9 million customers annually in Canada, United States, Germany, and U.K.
•Over 360,000 long-term contracted sub-metering services within Canada
Regulated Transmission
Our regulated electricity transmission operation in South America is comprised of approximately 3,600 kilometers of operating electricity transmission lines, with an additional 1,700 kilometers expected to be commissioned over the next two years. Our system includes approximately 3,200 kilometers of 500 kV and 400 kilometers of 230 kV transmission lines. We have already invested $163 million into the greenfield transmission development and expect to invest a further $130 million as the asset base is built out. These are 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 8 years. These assets operate under perpetual authorizations.
Our regulated gas transmission business in Mexico operates nearly 740 kilometers of pipeline which connects low-cost supply basins in the United States to the key gas demand region of Mexico. The total capacity of 1.43 billion cubic feet (“Bcf”) is fully contracted under long-term take-or-pay agreements under an availability-based regulatory framework.
Our regulated gas transmission operation in India includes approximately 1,500 kilometers of natural gas transmission pipeline systems across the country. The system includes 11 compressor stations with over 900 megawatts (“MWs”) of installed power and 2 pipeline operation centers for remote operations. The business is contracted to generate stable cash flows through a capacity based “ship-or-pay” agreement with a high-quality counterparty.
Our Australian regulated utility is primarily comprised of approximately 7,000 kilometers of electricity transmission lines and 54,000 kilometers of electricity distribution lines across the state of Victoria. The business operates under a regulatory framework and long term unregulated contracts. The business also owns a regulated gas distribution business that comprises approximately 10% of revenues.
Brookfield Infrastructure 81

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
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction under 30-year concession agreements which expire between 2044 and 2049. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 8 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted GTAs that have an average remaining life of 20 years.
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
In Australia, approximately 80% of our revenues are earned from our regulated electricity transmission and distribution networks in Victoria. The electricity transmission network supplies approximately 6 million people and the electricity distribution network supplies approximately 770,000 residential and business customers. The regulated gas distribution network is one of three in Victoria and supplies approximately 760,000 customers.
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
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operated as authorizations expiring between 2039 and 2041 until the approval of new legislation in April 2021 (the “Brazil Gas Law”), which extended these finite authorizations in perpetuity. The new Brazil Gas Law also allows an ‘entry-exit’ model to be adopted for the gas transportation systems, which is expected to foster growth of the market and our regulated gas transmission operation in Brazil.
82 Brookfield Infrastructure

Our North American regulated gas transmission business is located in Mexico and is regulated by Mexico’s Energy Regulatory Commission, which is responsible for approving long-term levelized take-or-pay tariffs, subject to reviews every five years. Levelized tariffs are calculated on the approved asset base, which is equal to the historic cost of the system’s assets, using an inflation adjusted regulatory WACC, including a fixed return on equity, and allowance for operating costs. The tariffs are typically adjusted for the operator’s actual capital structure and cost of debt during the initial tariff review following commissioning. Under this regulation, our operating revenues do not fluctuate due to variability in usage of our system. Our gas transmission operations in India are regulated by the Petroleum and Natural Gas Regulatory Board, which is also responsible for determining tariffs charged to users of the pipeline. Our revenues are protected through ship or pay contracts with a high-quality counterparty and therefore are generally subject to limited volume risks.
Our Australian regulated utility operates under a revenue cap set by the Australian Energy Regulator over a regulatory period and tariffs are adjusted annually. Our gas distribution business operates under a price cap mechanism increased at a pre-determined rate annually for each regulatory period. The regulatory period is typically five years. The tariffs are calculated as a regulatory WACC return on the regulated asset base, as well as an allowance for operating costs and taxation, regulatory depreciation and efficiency incentives.
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
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and pre-salt offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon energy solution for both home and industry, and as the new ‘entry-exit’ model incentivizes utilization of our transportation infrastructure by multiple new shippers. Our gas transmission operation in India is positioned to capture increasing gas demand in the country. Our business connects key demand centers in the Western portion of the country with access to the largest gas producing region of the country. We plan to utilize existing unused capacity in our pipeline to attract new customers and grow our business. Furthermore, given the new investments by the upstream sector on the east coast of India and in LNG imports, we expect the volume to be transported through the pipeline to be higher in the coming years, augmenting the stable cash flows generated by the business.
We believe our Australian regulated utility is well positioned to capture a high proportion of the Victorian unregulated electricity transmission market, and benefit from the decarbonization and renewable energy targets of Victoria’s economy in light of the state’s net zero carbon emissions target by 2050. In order to achieve the state’s net zero targets, a significant amount of capital investment will be required to electrify the existing network that we are well positioned to participate in.
Brookfield Infrastructure 83

Commercial and Residential Distribution
Our distribution businesses provide heating and cooling solutions to both commercial and residential customers. Our commercial and residential distribution operations have approximately 7.3 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.9 million connections. In South America, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 60% of the total system rate base with the remaining 40% located across other cities and municipalities around the country.
Our residential infrastructure business operates an unregulated distribution business that owns and maintains a large installed base of essential HVAC assets leased under long-term contracts to both residential and commercial customers across Canada, United States, Germany, and U.K. The terms of the leases are generally tied to the useful life of the equipment, which can range between 10 years in high-use HVAC climates such as the Southern United States and over 15 years for water heaters in Canada. The business also provides other complementary services such as protection plans, plumbing, electrical and related maintenance services. With a 50-year operating history, approximately 1.3 million water heater and HVAC customers and 0.7 million service contracts, the business has a growing annuity asset base and we believe it is well established in each of its core markets.
Our sub-metering business provides meters and metering services under 10 to 20-year contracts for electricity, heating, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in the provinces of Ontario and Alberta. The business has over 360,000 contracted sub-metering services, making it the largest non-utility sub-meter provider in Canada.
Strategic Position
Our commercial and residential operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. We continued to expand our residential infrastructure business through new project lines and geographies with the acquisitions of the second largest residential heating installer in the U.K. and the largest independent residential heating distribution company in Germany. Our Colombian natural gas distribution business provides reliable power to approximately 3.4 million commercial and residential customers. Our U.K. and Colombian operations generate stable cash flow in the geographies in which we operate. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 24,100 kilometers.
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
84 Brookfield Infrastructure

Our sub-metering business is the largest non-utility sub-meter provider in Canada, achieving significant economies of scale. Our business provides an integrated, critical component of an essential service and is directly tied to the underlying infrastructure of the building. Due to a proven ability to reduce energy consumption, sub-meters are required in all new multi-residential buildings in Ontario. Our business is positioned to deliver customer service and prices that provide a competitive advantage in the marketplace. We expect this to help the business expand its long-term contracted revenue stream.
Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of a regulated asset base. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation minus a factor determined by the U.K. regulator. During the first 25 years after the commissioning of a connection, the gas connection rate is subject to a cap and floor that escalates by an inflation factor. Connections revenue does not vary materially with volume transported over our system.
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
The revenues within our residential infrastructure operation are not subject to rate regulation.

Brookfield Infrastructure 85

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
Our residential infrastructure business is focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. We are focused on expanding our annuity-based cash flow streams through new leases, increasing our household penetration, as well as through extending existing leases when they mature. As we continue to encourage the take-up of our water heater and HVAC lease offerings in the United States, we have added rooftop solar solutions and backup generators as a complementary asset classes to our portfolio. The home services market in the United States continues to be highly fragmented where there are significant opportunities for acquisitions in both complementary and adjacent lines of business. During the year, we completed the acquisition of two European residential infrastructure operations, being the largest independent residential heating installer in Germany and the second largest independent residential heating installer in the U.K. The businesses are performing well with significant growth in revenues achieved in the year and provide a platform to expand a familiar business model in new geographies.
Our sub-metering business has a significant backlog of approximately 50% of contracted services that will be installed and generate incremental revenue as new multi-residential buildings are constructed. While that backlog is being constructed, the business is focused on expanding offerings geographically, and in the under-penetrated commercial sub-metering market. Additionally, there are several Brookfield-managed businesses in the residential development and condominium management sectors that we believe can be leveraged to further enhance growth prospects.

86 Brookfield Infrastructure

Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our transport segment is comprised of the following:
Rail
•116 short line and regional freight railroads comprising over 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Peru and India

Diversified Terminals
•13 terminals in North America, U.K., and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An 85 million tonnes per annum export facility in Australia
Brookfield Infrastructure 87

Rail
Our North American rail business is comprised of over 22,000 kilometers of owned and leased rail infrastructure and approximately 5,000 kilometers of additional track that we access through various contractual arrangements. This rail infrastructure provides essential transportation infrastructure services predominantly in North America. Our North American rail revenues are derived from the haulage of freight based on a per car, per container or per tonne basis. Additional revenue is earned from port terminal railroad operations and industrial switching services. The business also owns the largest rail maritime intermodal operator and the second-largest freight rail provider in the United Kingdom.
Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 28 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system comprised of transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometers of track. Our Brazil rail operations are subject to a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately five years (with an option to renew for 30 years) and 16 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Strategic Position
Our North American rail operations span 43 U.S. states and four Canadian provinces and serve over 2,000 customers, with no customer comprising more than 3% of the operations’ revenue. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with no commodity making up more than 16% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 93% of the operations’ revenue, through long dated track access contracts.
Our Brazilian rail operations span nine states and operate in three main corridors serving Brazil’s center-north, center-east and center-southeast regions, including important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.
Regulatory Environment
In the United States, our rail operations are subject to regulation by the United States Surface Transportation Board (“STB”), the Federal Railroad Administration (“FRA”), other federal agencies, and some state and local regulatory agencies.
88 Brookfield Infrastructure

We also own rail operations in Canada and the U.K. which are both subject to regulation by their respective regulatory agencies.
In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator responsible for, amongst other things, the gas, electricity, water and rail industries. For the rail industry, a legislated access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Across the majority of the network, current revenue is well below the regulated ceiling with only one customer subject to reduction under this access regime. Our Western Australian rail network operates on an open access basis consistent with the rail access regime and its lease obligations.
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
Our Australian rail operation is a critical component of the logistics chain in its region and is the backbone of freight transport in Western Australia. In many cases, it is the only mode of transportation for freight that is economically viable. As a result, we believe the business is well positioned to benefit from the economic growth in the region and the development of new agriculture or mining projects, which would require access to the rail network to facilitate export.
Our Brazilian rail business continues to execute on the R$4 billion capital investment program to upgrade and expand our integrated network. The expansion allows our rail business to capture volume growth by attracting cargo volumes that were transported by using more expensive alternatives such as trucks. Other projects such as the purchase of locomotives and wagons, improvements to rail infrastructure including inland terminals, railway and yards are ongoing with more investments into further logistical integration to be concluded in the upcoming years.
Brookfield Infrastructure 89

Toll Roads
Our toll road operations are comprised of urban and interurban highways in Brazil, Peru and India. Our Brazilian operations comprise of approximately 3,200 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima. Our Indian operations include approximately 515 kilometers of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 13 years.
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
Strategic Position
Our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of goods, which represent approximately 62% of Brazilian gross domestic product (“GDP”). Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India’s most important national highways.
Our toll roads are critical infrastructure for the economies of Brazil, Peru and India, with few viable alternative routes available. Building new competing routes would be limited by environmental and physical restrictions, and difficulty to expropriate urban land.
Regulatory Environment
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 20 years. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
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
Our Indian assets are governed by the National Highways Authority of India, which has been operational for approximately 33 years and has the responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at two of the five roads are derived from annuity concession payments, while the others earn revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
90 Brookfield Infrastructure

Growth Opportunities
We believe that long-term growth in the South American and Indian economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation, this should drive significant future cash flow growth for our toll road businesses. In addition, Brazil and Peru are seeking to expand our respective paved road network by improving existing roads and developing new roads as opportunities for new and expiring concessions become available. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.
Diversified Terminals
Our diversified terminal operations are located primarily in the U.K., Australia and North America. Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for the use of the River Tees. At our U.K. port operation, our revenue is generated from port handling services for bulk and container volumes. In addition, approximately 40% of our EBITDA is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,400 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 40% of our EBITDA.
Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at 55 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.5 million Twenty-Foot Equivalent Units (“TEUs”) in 2021, with the storage, handling and logistics businesses handling approximately 23.5 million tonnes of bulk and general cargo, 22.6 million tonnes of forestry products and over 320,000 vehicles.
Our Australian export terminal comprises inloading, stockyard and outloading facilities that primarily handle metallurgical coal mined in the central Bowen Basin region of Queensland, Australia. Our terminal forms an essential component in the global steel production supply chain. The export terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on their contracted capacity and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their use of our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. The pricing provisions under these contractual arrangements are currently under renegotiation as a result of the transition to the light-handed regulatory framework outlined below.
Our North American port operation is comprised of gateway container terminals in the ports of Los Angeles and Oakland, which operate under long-term leases with the Los Angeles and Oakland port authorities. These terminals handled approximately 1.6 million TEUs in 2021. In North America, our revenue is generated from port handling services for container volumes. A portion of our volumes are underpinned by a long-term minimum volume guarantee arrangement provided by our partner in this business, Mitsui O.S.K. Lines, Ltd.
Brookfield Infrastructure 91

Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG facilities in the world. The terminal includes five operational commercial liquefaction trains each capable of producing approximately 5 mtpa of LNG and a sixth train which achieved substantial completion during the first quarter of 2022 resulting in aggregate nominal production of approximately 30 mtpa of LNG. In addition, the terminal has five LNG storage tanks, two vaporizers, two marine berths (with a third under construction) and is authorized to export over 1,650 Bcf per year of domestically produced natural gas to countries around the world. Revenues are primarily generated from fixed price take-or-pay agreements with nine counterparties under contractual terms typically lasting approximately 20 years. Existing counterparties have a weighted average remaining contract length of approximately 16 years (plus extension rights) and represent approximately 85% of total production capacity.
Strategic Position
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 180 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from geographic diversification, with operations at 55 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food and beverage, mining, marine, oil and gas, major retail and resources. Brookfield Infrastructure recently agreed to the sale of its interest in a freehold landlord port in Victoria, Australia.
Our Australian export terminal services the central Bowen Basin, which has high quality, low cost, prolific metallurgical coal deposits, and where there are few cost-efficient options to access export markets other than through our terminal operations. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our operation is substantially contracted through 2028 with customers having evergreen renewal options.
Our North American port operations are located in the ports of Los Angeles and Oakland, the largest and ninth largest ports in North America, respectively. These deep-water ports are in close proximity to irreplaceable, land-side infrastructure for intermodal and transloading services and are capable of handling vessels catering to both import and export markets.
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
Our U.S. LNG export terminal is strategically located on the Gulf Coast allowing for convenient ingress and egress for vessels, near large gas production basins and well-connected to midstream transportation infrastructure. It is one of the largest LNG terminals in the world with competitive shipping capacity to Europe, South America and Asia. Existing customers are contracted under long-term take-or-pay agreements, globally diversified, and highly creditworthy. As a critical component of the global LNG supply chain, our terminal enables the export and distribution of a cleaner energy source which we believe is well-positioned to help displace coal and other high-carbon fossil fuels during the transition to more environmentally sustainable energy sources.
92 Brookfield Infrastructure

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
Our Australian export terminal is regulated by the Queensland Competition Authority (“QCA”). The business recently commenced the process of negotiating pricing with its customers under the light-handed regulatory framework for the current pricing period to June 30, 2026. Confidential negotiations remain ongoing, and no final agreement has yet been reached. Pricing outcomes agreed with our customers will apply actively to an effective date of July 1, 2021. If agreement with one or more customers cannot be reached, the disputes will be referred to arbitration(s).
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
In Australia, our port operations are well positioned to capitalize on increasing demand for bulk and general commodities as well as cross-selling opportunities with existing customers. Further, over the past 38 years, our export terminal’s capacity has expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. We believe potential exists to further grow our operations. Our terminal is undergoing feasibility studies for a further expansion of the terminal which could increase capacity to over 99 mtpa, with potential for further expansion.
We believe our North American port operations are well positioned to facilitate future volume growth as a result of increased global shipping activity. Our terminal in Los Angeles is one of the most environmentally friendly, lowest cost and most automated terminals in North America. These attributes, combined with leading truck turnaround times, give our terminal a competitive advantage as it strives to increase its market share. With the container shipping industry’s increased focus on green supply chain and use of vessel emission reduction technologies, we believe we are well positioned to facilitate future volume growth.
Brookfield Infrastructure 93

Our U.S. LNG export terminal is progressing several organic growth opportunities that will expand our export terminal capacity. Our terminal received regulatory approval to construct and operate an additional liquefaction train which achieved substantial completion in the first quarter of 2022 and marine berth expected to be in service in 2023. The Berth 3 expansion project is expected to result in increased terminal capacity of approximately 180 marine vessels per annum. We believe these projects will further strengthen our market position and the operating capabilities of the terminal.
Overview
Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn a reasonable return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States.
•Approximately 600 Bcf of natural gas storage in the United States and Canada
•17 natural gas and natural gas liquids processing plants, approximately 5.7 Bcf per day of gross processing capacity and approximately 3,400 kilometers of gas gathering pipelines in Canada
•Approximately 3,300 kilometers of long-haul pipelines and approximately 3,900 kilometers of gathering pipelines in Canada
•One petrochemical processing complex in Canada
94 Brookfield Infrastructure

Midstream
Our midstream operations include approximately 15,000 kilometers of natural gas transmission and pipeline systems in the United States, significant natural gas storage capacity in the United States and Canada, one of the largest long-haul pipeline and natural gas gathering and processing portfolios in western Canada.
Our U.S. gas pipelines comprise one of the largest natural gas transmission systems in the United States, extending from the Gulf Coast in Texas and Louisiana up to Oklahoma, Chicago, and northern Indiana. The majority of revenues are generated under long-term take-or-pay contracts and we believe we are well positioned to benefit from forecasted increases in demand for clean energy.
Our Canadian diversified midstream operation consists of seven pipeline systems, four facilities involved in the collection and processing of natural gas liquids, 19 million barrels of storage, and an integrated petrochemical facility which is currently under construction. These assets are strategically located and supported by predictable long-term cash flows with highly creditworthy counterparties.
Our natural gas storage facilities are designed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.
Our natural gas gathering and processing operations collect raw natural gas from our customers in the field for aggregation to centralized processing facilities, and remove impurities from the raw gas stream including water, carbon dioxide and hydrogen sulfide. These activities provide our customers with pipeline quality natural gas and natural gas liquids for sale in downstream markets. Our facilities are located in one of the highest producing natural gas regions in western Canada. We serve our customers through a mix of long-term fee-for-service and take-or-pay contracts with limited direct exposure to commodity price risk.
Strategic Position
Our U.S. gas pipeline system is one of the largest and most geographically extensive natural gas transmission pipeline networks in North America. It is the largest provider of natural gas transmission to the Chicago and northern Indiana markets and has significant interconnectivity with local distribution companies, natural gas liquefaction facilities along the Gulf Coast, industrial users and gas-fired power plants. The system is also well connected to other pipelines accessing additional downstream markets, which increases demand for our transportation and storage services.
Our Canadian diversified midstream operation is a large-scale diversified infrastructure provider including transportation services, processing facilities, and an integrated petrochemical facility. We believe our long-haul and gathering pipelines are strategically positioned to support customers with transportation of petroleum products from producing sites in the Western Canadian sedimentary basin to key market hubs. Our processing facilities collect and process natural gas, natural gas liquids, offgas, and other petrochemical products. They provide critical infrastructure to support the regions they serve, are capable of processing large volumes, and benefit from an integrated design which results in high volumes of product recoveries for our customers. Our integrated petrochemical facility, which is nearing physical completion, is located in Western Canada and benefits from high volumes of propane production in the region which supplies low-cost feedstock to the complex. The complex is connected to existing rail infrastructure providing transport to end-users in Midwestern United States.
We operate or contract for more than 600 Bcf of working gas capacity at our natural gas storage facilities. Our Western Canadian natural gas gathering and processing operation has 13 operating facilities that are connected at strategic points on the North American natural gas transmission network with access to multiple end-use markets, which provide us and our customers with substantial liquidity to buy, sell and store natural gas. Our facilities are located in the United States and Canada.
Brookfield Infrastructure 95

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
Our Canadian pipeline operations and natural gas storage facilities are regulated by the Alberta Energy Regulator and Canadian Energy Regulator, which provide operational and environmental oversight. Our California natural gas storage facilities are subject to California Public Utilities Commission oversight and our Oklahoma facility is regulated by the Oklahoma Corporation Commission. These facilities are not subject to any economic regulation.
Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Oil and Gas Commission, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any economic regulation.
Growth Opportunities
During the year, our U.S. gas pipeline operation completed its third large-scale compression project to provide additional deliverability to the Gulf Coast market to support natural gas liquefaction development in the region. This project is backed by a long-term take-or-pay contract with no volume risk.
Our Canadian diversified midstream business is progressing several growth opportunities intended to enhance and complement our existing product offerings. The most notable of which is the completion of our integrated petrochemical facility which is designed to produce 525,000 tonnes of polypropylene which is used in the manufacturing of a wide range of essential products. We achieved a significant milestone during the fourth quarter with the Central Utilities Block within the facility being placed in service and producing power to the grid. We believe this is an important step towards the overall operation of the complex which is now mechanically complete and we anticipate that commissioning activities are on track to start-up mid-2022.
96 Brookfield Infrastructure

Our gathering and processing operations continue to advance several customer driven growth initiatives supporting further development of the Montney resource in Northeast B.C. and Northwest Alberta. These capital projects include the expansion and optimization of existing gathering and processing assets and the creation of additional natural gas liquid extraction, processing and transportation solutions. All projects are underpinned by long-term take-or-pay contracts with high quality customers. With continued development of existing take-away capacity and LNG projects in B.C., we believe our business is well positioned to serve the growing requirements of our customer base in a cost-effective manner and benefit from future opportunities to deploy capital at attractive risk-adjusted returns as a result of changing supply and demand dynamics in North America.

Overview
Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments, as well as cloud consulting and engineering services. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to 30 years in both our data transmission and distribution businesses and data center operations) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.
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
Brookfield Infrastructure 97

Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 148,000 operational telecom towers in India
•Approximately 8,000 multi-purpose towers and active rooftop sites in France
•10,000 kilometers of fiber backbone located in France and Brazil
•Approximately 1,600 cell sites and over 12,000 kilometers of fiber optic cable in New Zealand
•Approximately 2,100 active telecom towers, and over 70 distributed antenna systems, primarily in the U.K.
Data Storage
•50 data centers, with approximately 1.4 million square feet of raised floors located in five continents
•Approximately 200 megawatts of critical load capacity
Data Transmission & Distribution
Our European telecommunications business is comprised of approximately 8,000 multi-purpose towers and active rooftop sites and 50,000 kilometers of fiber located in France. The business in France can be divided into three segments: (i) telecom site hosting, (ii) wholesale fiber-to-the-home (“FTTH”) networks and (iii) television and radio broadcasting. Our customers (i) pay upfront and/or recurring fees to lease space on our towers to host their equipment, (ii) lease capacity on our fiber network to deliver ultra-fast broadband solutions to customers or (iii) pay us fees for transmitting television and radio content to end users. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification and to roll out and commercialize our fiber networks to low density population areas where we have secured tenders.
Our integrated data distribution business in New Zealand provides mobile network operation and broadband services to approximately 2.6 million connections and has approximately 1.8 million Internet of Things connections. The service offering is supported by a high-quality nationwide wireless and fiber infrastructure network which includes approximately 1,600 cell sites and over 12,000 kilometers of fiber optic cable.
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
Our India telecom towers operation is comprised of a high-quality portfolio of approximately 148,000 well-maintained telecom tower sites and equipment that form the backbone of Reliance Jio, India’s largest cellular network operator’s (“Jio”) telecom business. The towers were recently constructed and strategically located for pan-India 4G coverage. Jio is an anchor tenant under a 30-year master services agreement. We intend to construct approximately 26,000 additional towers over the next year.
98 Brookfield Infrastructure

Strategic Position
Our European telecommunications business is the leading independent data infrastructure operator in France. Its sites cover the entire French territory. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the second largest independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to over 95% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 80% and 40% market share of public and commercial radio frequencies, respectively. Our business participated in the government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a unique opportunity for our business to leverage its existing asset bases and technical expertise from operating a high-speed fiber backbone. After securing four tenders, we are currently engaged in the roll out and commercialization of fiber networks to over 730,000 households and businesses across France.
Our integrated data distribution business in New Zealand is a leading mobile service provider in the country. It has an extensive integrated network, supporting approximately 98% of the population with network coverage and is the second largest fixed broadband provider with approximately 20% market share. The business has launched the first commercial 5G service offering in the country, which provides the New Zealand population with greater coverage than its competitors. This should position the business well to capitalize on the growing data needs, as well as to capitalize on the market opportunities for fixed wireless broadband.
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
Our Indian telecom towers operation has exposure to the growing data consumption trend. India is one of the largest data consumers in the world, despite having only 68% of mobile subscribers in the region connected to 4G. The average traffic per smartphone has increased to 18.4GB per month in 2021, up from 16.1GB per month in 2020. The average traffic per smartphone in the India region is the second-highest globally and is projected to grow to around 50GB per month by 2027. Our anchor tenant Reliance Jio is the largest mobile network operator in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.
Brookfield Infrastructure 99

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
Our Indian telecom towers operation is regulated by the Department of Telecommunication (“DoT”) which grants IP-I registration to domestic telecom infrastructure providers. During 2021, the Indian government has amended the extant foreign direct investment (“FDI”) policy to allow for 100% FDI in Indian telecom companies under the automatic route. We expect that this amendment will boost investment and growth in the Indian telecom sector. While our operation must uphold DoT guidelines requiring us to share our tower capacity with eligible telecom operators and service providers, we have flexibility to negotiate contractual terms bilaterally at competitive rates.
Growth Opportunities
We see growth opportunities in the European telecommunications business as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio position us to take advantage of these favorable trends through construction and acquisition of additional assets. With regards to fiber, our existing tenders will be rolled out over two years. We will continue to pursue, on a selective and measured basis, potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns.
We believe our acquisition of the integrated data distribution business in New Zealand has the opportunity for cost-led margin improvement, greater utilization of the infrastructure network assets and modest growth in average revenue per user.
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
100 Brookfield Infrastructure

Our Indian telecom towers operation has committed arrangements to construct an additional 26,000 towers over the next year which are supported by our anchor tenant Reliance Jio. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity to other mobile network operators (“MNOs”) as well. We believe our strategic relationship with Reliance Jio and pan India presence of our towers will enable us to bring in more colocations from other leading MNOs of the country.
Data Storage
Our data storage operations provide colocation services and cloud hosting capacity, offering customers secure and reliable space and power within our portfolio of data centers for their essential information technology infrastructure needs. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of 50 data centers, with approximately 1.4 million square feet of raised floors, and 200 MWs of critical load capacity.
Strategic Position
Our North American data storage business is one of the largest colocation providers in the United States with operations in most major cities. Our facilities provide best-in-class connectivity options, with pre-built access to the AT&T global network, one of the strongest in the world, and access to over 300 carrier connection points across the globe.
Our Asia Pacific data storage business is an owner and operator of two data center facilities in Australia. The data centers have a combined utilization of 91% and a weighted average remaining contract life of 9 years, servicing a range of customers from small retailers to Australian and global investment grade companies. The business recently commenced construction in New Zealand with the first facility now fully leased. Construction has also commenced on a third facility in Australia. Furthermore, we have identified various sites in Seoul, South Korea. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Our South American data storage business is based in Brazil and is one of the leading data center infrastructure companies in Latin America. All of our South American data centers are connected by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high capacity connections between our sites and the main cloud providers worldwide.
In India, we have entered into a partnership with Digital Realty for the development of a high quality hyperscale India focused data center platform. We believe India is a high growth data market with data center capacity expected to increase five times from 460MW in 2020 to approximately 2.5GW by 2030, with demand increasing by 4.7 times in the same period. We are targeting development of DCs with 300MW of capacity in the next 5-7 years.
Regulatory Environment
Our data storage operations in North America, Asia Pacific and South America conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
Brookfield Infrastructure 101

Growth Opportunities
We see both in-market expansions and acquisitions as growth opportunities for our data storage businesses. In-market expansions are expected to be driven by favorable long-term trends in data communications and transmission, which should lead to growing demand for our services. We believe that our size and presence in key markets positions us well to benefit from these trends through selective expansion projects. In addition, the data center market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions. We recently committed to an investment in a data center construction project in the Netherlands with a planned capacity of approximately 100MW. The project is expected to be the most sustainable data center in Amsterdam; using exclusively renewable power and recycling the waste heat produced by operations.
General Operating Matters
Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, midstream and data sectors. As we look to grow our businesses, we primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12% to 15% per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize our existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets if capital deployment exceeds our expectations. As we grow our asset base, we expect to primarily target acquisitions in the following infrastructure sectors:
•Utilities: electricity, gas and water distribution, commercial and residential energy infrastructure; and transmission operations;
•Transport: railroads, container terminals and facilities, toll roads and airports;
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
102 Brookfield Infrastructure

Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternative form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the full or partial divestment of 19 businesses since inception. These sales have generated approximately $7 billion of total proceeds which represents a significant premium to our partnership’s previously recorded carrying value.
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
Employees
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in Brookfield Infrastructure, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 44,000 individuals globally.
Environmental, Social and Governance (“ESG”) Management
As described under Item 4.A “History and Development of Brookfield Infrastructure” and Item 4.C “Organizational Structure - Brookfield and the Service Provider,” Brookfield’s economic interest in our partnership is approximately 27.2% on a fully-exchanged basis, and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement.
Grounded in Brookfield Infrastructure’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term, creating value for our unitholders. We understand that well-run businesses are those that have a solid moral authority from all stakeholders to execute their business plans.
Brookfield Infrastructure 103

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
2021 Highlights
In 2021, Brookfield and our partnership made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
Brookfield Infrastructure published its inaugural ESG Report, which can be accessed on the Responsibility section of our website. Highlights from our inaugural Brookfield Infrastructure ESG report include:
•A focus on our health and safety governance, ESG affiliations, and our contribution to the decarbonization of the global economy
•Information on quantitative metrics, including our scope 1 and 2 greenhouse gas emissions and metrics related to ethnic and gender diversity
•A standardized GRI index
Going forward, we will look to update the report on an annual basis. We believe our report exemplifies the continued progress we are making in elevating our ESG initiatives, as well as the related commitment to transparency.
Climate change mitigation and adaptation continues to be a key area of focus and we have made progress in a number of areas:
•We continue to make progress on our alignment with the Task Force on Climate-related Financial Disclosures (“TCFD”) and we recently completed a climate risk management review to better understand our physical and transition risk and opportunities profile across our businesses. We are leveraging those results to identify improvement opportunities in our approach to climate change mitigation and adaptation and continue to integrate these considerations into our business and investment strategies. In addition, we will be incorporating them, as appropriate, to enhance our due diligence processes. Our climate change risk management approach is aligned with the TCFD’s recommendations.
•We completed the measurement of greenhouse gas (“GHG”) emissions across our portfolio companies, guided by the principles of the GHG Protocol. Using this information, we have continued to implement carbon measurement and reduction programs across our businesses.
•To further our commitment to support the transition to a net zero carbon economy, our manager, Brookfield Asset Management, became a signatory to the Net Zero Asset Managers initiative (NZAM). NZAM is a group of international asset managers committed to supporting the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner. To fulfil this commitment, Brookfield Asset Management will take account of emissions, prioritize emissions reductions across our businesses, and work towards publishing disclosures in line with the recommendations of the TCFD.
104 Brookfield Infrastructure

As part of Brookfield’s social initiatives, we progressed several projects to support our commitment to both diversity and inclusion within our culture. We continued to work with our Global Diversity Advisory Group to provide insight into the concerns, challenges, and successes around attracting and retaining members from underrepresented groups and find ways to increase our engagement with them. In 2021, we became a signatory to the ILPA Diversity in Action initiative, bringing together limited and general partners to demonstrate commitment to advancing diversity and inclusion, both within organizations and the industry more broadly.
Brookfield Infrastructure’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our North American gas storage business continues to emphasize emission reduction through operational efficiencies and regular equipment inspections. For example, the business recently integrated emission reduction technologies, converting their pneumatic systems from utilizing compressed air, as opposed to natural gas, resulting in an approximate 50% reduction in methane emissions, and approximately 15% in total emissions. They are also evaluating the use of cleaner energy sources such as renewable natural gas and hydrogen.
•Our Western Canadian midstream business recently secured C$18.5 million of government funding to aid in several initiatives that will result in the abatement of approximately 200,000 mtCO2e per annum. These initiatives will include capitalizing on the favorable geology of a plant to support carbon sequestration, electrification of a plant by interconnecting it to British Columbia’s renewable grid and reducing combustion related emissions by recovering wasted heat.
•Our Australian terminals business continues to operate an apprenticeship program, the “WILPower Management Cadetship” to increase female representation in the industry. It aims to provide participants with the skills and experience required to enter a front-line management role at the conclusion of the two-year program. As part of the program, participants complete structured rotations through a series of operation roles, while studying towards a graduate certificate of maritime logistics management through the Australian Maritime college.
•The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies. Our Australian rail business remains focused on their zero derailment project, which uses data prediction modeling to predict, identify and notify the team of high risk locations. The program continues to be enhanced and we expect it to contribute to our safety culture and incident mitigation.
•Brookfield Infrastructure’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.
Brookfield Infrastructure 105

Overview of ESG & the Investment Process
As highlighted in previous years, Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. The following are Brookfield’s and our partnership’s ESG principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net zero greenhouse gas emissions by 2050 or sooner
•Ensure the well-being and safety of employees
◦Foster a positive work environment based on meritocracy, valuing diversity and zero tolerance for workplace discrimination, violence, or harassment
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
ESG management is embedded throughout Brookfield Infrastructure’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our operating expertise and Brookfield’s ESG Due Diligence Guidelines, which integrates guidance by the Sustainability Accounting Standards Board (“SASB”), to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
To ensure ESG considerations are fully integrated in the due diligence phase, our investment team outlines the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.
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
(3)Brookfield’s economic interest in our partnership is approximately 27.2% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning approximately 29.8% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”
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
(8)Holders of BIPC’s exchangeable shares hold a 25% voting interest in BIPC. As of December 31, 2021, Brookfield and its affiliates own approximately 11.8% of the issued and outstanding BIPC exchangeable shares and the remaining approximate 88.2% is held by public investors.
(9)On March 12, 2015, our partnership issued five million Series 1 Preferred Units to the public and acquired five million Holding LP Series 1 Preferred Units. On December 8, 2015, our partnership issued five million Series 3 Preferred Units to the public and acquired five million Holding LP Series 3 Preferred Units. On January 19, 2017, our partnership issued twelve million Series 7 Preferred Units to the public and acquired twelve million Holding LP Series 7 Preferred Units. On February 25, 2022, our partnership announced its intention to redeem all of the issued and outstanding Series 7 Preferred Units on March 31, 2022. On January 23, 2018, our partnership issued eight million Series 9 Preferred Units to the public and acquired eight million Holding LP Series 9 Preferred Units. On September 12, 2018, our partnership issued ten million Series 11 Preferred Units to the public and acquired ten million Holding LP Series 11 Preferred Units. On September 21, 2020, our partnership issued eight million Series 13 Preferred Units to the public and acquired eight million Holding LP Series 13 Preferred Units. On January 21, 2021, our partnership issued eight million Series 14 Preferred Units to the public and acquired eight million Holding LP Series 14 Preferred Units.
(10)As of December 31, 2021, our partnership had outstanding 305,265,498 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. Additionally, as of December 31, 2021, there were 73,437,513 BIPC exchangeable shares outstanding.
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
108 Brookfield Infrastructure

Brookfield and the Service Provider
Brookfield’s economic interest in our partnership is approximately 27.2% on a fully-exchanged basis.
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
Brookfield is a global asset management company focused on property, renewable energy, infrastructure and private equity assets with approximately $690 billion of assets under management and approximately 1,000 investment professionals and 180,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 44,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
Brookfield Infrastructure 109

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
110 Brookfield Infrastructure

The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2021.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(2)	Canada	59	100
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(3)	Brazil	31	92
North American rail operation	Genesee & Wyoming Inc.(2)	U.S.	9	72

(1)Ownership interest held directly by our partnership.
(2)Ownership interest held indirectly by the Holding LP.
(3)Ownership interest held indirectly through BIPC.
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

Brookfield Infrastructure 111

Performance Measures Used by Management
To measure performance, we focus on net income, an International Financial Reporting Standards (“IFRS”) measure, as well as certain non-IFRS measures, including FFO, Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Adjusted EBITDA is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Adjusted EBITDA is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted EBITDA has limitations as an analytical tool.
112 Brookfield Infrastructure

Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Invested Capital is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Invested Capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested Capital has limitations as an analytical tool.
Benefits and Uses of Non-IFRS Measures
We believe our presentation of FFO, AFFO, Adjusted EBITDA and Invested Capital are useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our operations. Our presentation of FFO, AFFO, Adjusted EBITDA and return on Invested Capital also provide investors enhanced comparability of our ongoing performance across periods.
In deriving FFO and AFFO, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
To provide a supplemental understanding of the performance of our business and to enhance comparability across periods and relative to our peers we utilize Adjusted EBITDA. Adjusted EBITDA excludes the impact of interest expense and income taxes to assist in assessing the operating performance of our business by eliminating for the effect of its current capital structure and tax profile.
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
For a reconciliation of net income to FFO, AFFO, Adjusted EBITDA and Partnership Capital to Invested Capital, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.
Brookfield Infrastructure 113

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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income attributable to our partnership(1)	$1,093	$394	$233
Funds from Operations (FFO)	1,733	1,454	1,384
Adjusted Funds from Operations (AFFO)	1,412	1,173	1,096
Distributions(2)	1,257	1,134	1,027
FFO payout ratio(3)	73%	78%	74%
AFFO payout ratio(4)	89%	97%	94%

(1)    Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
(2)Includes partnership distributions and partnership preferred distributions.
(3)FFO payout ratio is defined as distributions (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(4)AFFO payout ratio is defined as distributions (inclusive of GP incentive and preferred unit distributions) divided by AFFO
Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Recovery of earnings associated with the build-out of the contracted backlog of projects at our U.K. regulated distribution business from delays in the prior year and increased traffic across our toll roads
•Net contribution from our asset rotation program, including contribution from our Canadian diversified midstream operation which was acquired in the second half of 2021
•Timing related to deployment of capital raised in our November 2021 equity offering
Following the completion of our privatization of Inter Pipeline Ltd., (“IPL,” “Inter Pipeline,” or “Canadian diversified midstream operation”) in October 2021, our fourth quarter FFO and AFFO payout ratios were 68% and 83%, respectively. Our 2020 and 2019 payout ratios were impacted by the volatility in the Brazilian real and the timing related to deployment of capital raised in our July 2019 equity offering.
On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“BIPC exchangeable shares”). Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. As a result of the special distribution, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never occurred. Therefore, the annual distribution in 2020 was $1.94 per unit.
114 Brookfield Infrastructure

Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.54 per unit (or $2.16 per unit annualized), starting with the distribution to be paid in March 2022, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 9% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
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
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
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
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Brookfield Infrastructure 115

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar.
5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2021, 2020 and 2019:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2021	2020	2019
Revenues	$11,537	$8,885	$6,597
Direct operating costs(1)	(8,247)	(6,548)	(4,609)
General and administrative expenses	(406)	(312)	(279)
Interest expense	(1,468)	(1,179)	(904)
Share of earnings from investments in associates and joint ventures	88	131	224
Other income (expense)	1,749	234	(158)
Mark-to-market on hedging items	80	(16)	57
Income tax expense	(614)	(291)	(278)
Net income	2,719	904	650
Net income attributable to our partnership(2)	1,093	394	233
Net income per limited partnership unit	$1.74	$0.35	$0.06

(1)During the fourth quarter of 2021, the partnership reclassified $2,036 million of depreciation and amortization expenses, which were previously presented as a separate line item, to direct operating costs. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs by $1,705 million and $1,214 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues, net income, or basic and diluted earnings per limited partner unit.
(2)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
116 Brookfield Infrastructure

2021 vs. 2020
For the year ended December 31, 2021, we reported net income of $2,719 million, of which $1,093 million was attributable to our partnership. This compares to net income of $904 million for the year ended December 31, 2020, of which $394 million was attributable to our partnership. Current year results reflect strong operating performance and organic growth across our portfolio, in addition to the initial contribution from growth capital deployed during the year. Net income in the current year also includes gains associated with the disposition of several businesses completed during the year, most notably the sale of our district energy portfolio. These positive factors were partially offset by an increase in future U.K. tax rates, which led to the recognition of a non-recurring deferred tax expense during the year.
Revenues for the year ended December 31, 2021 were $11,537 million, which represents an increase of $2,652 million compared to the year ended December 31, 2020. Revenues from our midstream segment increased by $1,147 million predominantly as a result of the acquisition of our Canadian diversified midstream operation, operational strength and preparedness of our gas storage business through the extreme weather conditions experienced in the U.S. during the first quarter of 2021, and organic growth. Revenues from our data segment increased by $882 million, primarily as a result of the acquisition of our Indian telecom tower operation, which partially contributed to the prior year. Our utilities segment contributed additional revenue of $475 million as a result of inflation indexation and additions to the rate base. These increases were partially offset by the impact of the disposition of our North American district energy operations and the sale of our U.K. smart meter portfolio. While we experienced the benefits of higher volumes across our transport investments, revenues decreased by $22 million as a result of the disposition of our Chilean toll road operation in November 2021 and the partial disposition and deconsolidation of our Australian export terminal in December 2020. Foreign exchange increased our U.S. dollar revenues by $170 million, as most of the currencies in which we operate appreciated against the U.S. dollar relative to 2020.
Direct operating costs for the year ended December 31, 2021 were $8,247 million, which represents an increase of $1,699 million compared to the year ended December 31, 2020. The current period includes $1,550 million of incremental costs attributable to recent acquisitions and $300 million of incremental costs associated with organic growth initiatives and our annual revaluation process. Foreign exchange increased our U.S. dollar costs by $163 million. These increases were partially offset by the impact of deconsolidating our Australian export terminal and the disposition of several businesses in 2021.
General and administrative expenses totaled $406 million for the year ended December 31, 2021, an increase of $94 million compared to the same period in 2020. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from the prior year is due to a higher trading price of our units and equity issued during the year to fund the privatization of our Canadian diversified midstream operation and upcoming growth initiatives.
Interest expense for the year ended December 31, 2021 was $1,468 million, an increase of $289 million compared to the same period in 2020. Interest expense increased primarily as a result of additional asset-level borrowings associated with acquisitions completed during 2021, partially offset by the impact of the dispositions.
Brookfield Infrastructure 117

Our partnership’s share of earnings from investments in associates and joint ventures was $88 million for the year ended December 31, 2021, representing a decrease of $43 million relative to the same period in 2020. Current year results benefited from the full year contribution of our U.S. LNG export terminal and a change in the basis of accounting for our Australian export terminal. These benefits were more than offset by the loss of earnings associated with the sale of a 25% interest in our U.S. gas pipeline in March 2021.
Other income was $1,749 million for the year ended December 31, 2021, compared to $234 million during the year ended December 31, 2020. Current year income includes gains recognized on the disposition of 25% of our interest in our U.S. gas pipeline, our North American district energy operations, our Chilean toll road operations and our smart meters portfolio in the U.K. These gains were partially offset by accretion expenses associated with the deferred consideration at our Brazilian regulated gas transmission business and asset retirement obligations, transaction costs associated with recently completed acquisitions and refinancing initiatives.
Mark-to-market gains on hedging items for the year ended December 31, 2021 were $80 million compared to loss of $16 million for the year ended December 31, 2020. Amounts in both the current and comparative periods consist of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. Current year results also included valuation gains from commodity contracts at our Canadian diversified midstream operation.
Income tax expense for the year ended December 31, 2021 was $614 million compared to $291 million from the prior year. The increase is due to an increase in the U.K. income tax rate from 19% to 25% which resulted in $147 million of additional charges during the second quarter of 2021, compared to $31 million in the first quarter of 2020, when the future U.K. income tax rate changed from 17% to 19%. Income tax expense further increased from the prior year as a result of an increase in the future Colombian income tax rate from 31% to 35%, which resulted in $30 million of additional charges during the third quarter of 2021. Organic growth, acquisitions net of dispositions, and foreign exchange contributed $146 million of incremental expenses during the year ended December 31, 2021.
2020 vs. 2019
For the year ended December 31, 2020, we reported net income of $904 million, of which $394 million was attributable to our partnership. This compared to net income of $650 million for the year ended December 31, 2019, of which $233 million was attributable to our partnership. Net income for the year ended December 31, 2020 benefited from organic growth across our regulated and contracted operations, contributions from recently completed acquisitions and a gain associated with the partial disposition of our Australian export terminal. These increases were partially offset by the impact of foreign exchange and higher depreciation associated with our annual revaluation process and new investments.
118 Brookfield Infrastructure

Revenues for the year ended December 31, 2020 were $8,885 million, which represented an increase of $2,288 million compared to the year ended December 31, 2019. Revenues from our transport segment increased by $1,860 million during 2020, primarily as a result of the contribution from our recently acquired North American rail operation. Our utilities segment contributed additional revenue of $226 million during 2020, benefiting from organic growth at our North American residential energy infrastructure operation and Brazilian natural gas transmission operation. These increases were partially offset by the dispositions of our Colombian regulated distribution operation in January 2020 and Australian district energy business in November 2019. Revenues from our data segment increased by $394 million during 2020 as a result of contributions from recent acquisitions including an Indian telecom tower operation in August 2020 and a U.K. telecom tower business in December 2019. Our midstream segment contributed additional revenues of $245 million, primarily due to the acquisition of the federally regulated assets of our Western Canadian midstream operation in December 2019. These increases were partially offset by the impact of foreign exchange which reduced our U.S. dollar revenues by $437 million, as several of the currencies in which we operate depreciated against the U.S. dollar relative to 2019.
Direct operating costs for the year ended December 31, 2020 were $6,548 million, which represents an increase of $1,939 million compared to the year ended December 31, 2019. 2020 included $2,179 million of incremental costs attributable to recent acquisitions and $169 million of incremental costs associated with organic growth initiatives and our annual revaluation process. These increases were partially offset by the dispositions of our Colombian regulated distribution operation and Australian district energy business as well as the impacts of foreign exchange which reduced direct costs by $212 million and $197 million, respectively.
General and administrative expenses totaled $312 million for the year ended December 31, 2020, an increase of $33 million compared to the same period in 2019. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee in 2020 increased from 2019 due to a higher trading price of our units and additional borrowings incurred to fund our growth initiatives.
Interest expense for the year ended December 31, 2020 was $1,179 million, an increase of $275 million compared to the same period in 2019. Interest expense increased due to additional asset-level borrowings associated with our new investments and higher corporate interest expense associated with our medium-term notes offerings during 2020.
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
Other income was $234 million for the year ended December 31, 2020, compared to a loss of $158 million during the year ended December 31, 2019. Fiscal 2020 included gains recognized on the partial disposition of our Australian export terminal and the disposition of our North American transmission operation. These increases were partially offset by a make-whole payment related to a refinancing at our U.K. port operation, restructuring and business development costs at our North American rail operations, and accretion expense associated with deferred consideration at our Brazilian regulated gas transmission business. Other income during the year ended December 31, 2019 included transaction costs on the acquisition of our North American rail operation and Indian natural gas operations.
Brookfield Infrastructure 119

Mark-to-market losses on hedging items for the year ended December 31, 2020 were $16 million compared to gains of $57 million for the year ended December 31, 2019. Amounts in both 2020 and 2019 consisted of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. The loss during the year ended December 31, 2020 resulted from the fair value adjustments on commodity contracts as well as the appreciation of most currencies in which we operate relative to the U.S. dollar.
Income tax expense for the year ended December 31, 2020 was $291 million compared to $278 million for the year ended December 31, 2019. The increase was due to a higher U.K. income tax rate which resulted in $31 million of additional charges during 2020 and $49 million of incremental expenses associated with organic growth initiatives. These increases were partially offset by tax recoveries at our North American rail operation, dispositions completed during the year ended December 31, 2020 and the impact of foreign exchange.
The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2021 and December 31, 2020.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2021	December 31, 2020
Cash and cash equivalents	$1,406	$867
Property, plant and equipment	38,655	31,584
Intangible assets	14,214	11,767
Total assets	73,961	61,331
Corporate borrowings	2,719	3,158
Non-recourse borrowings	26,534	20,020
Total liabilities	47,570	39,658
Limited partners’ capital	5,702	4,233
General partner’s capital	31	19
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,408	1,687
Non-controlling interest—BIPC exchangeable shares	1,369	638
Non-controlling interest—Exchangeable units(1)	85	12
Non-controlling interest—in operating subsidiaries	15,658	13,954
Preferred unitholders	1,138	1,130
Partnership’s capital attributable to the partnership(2)	9,595	6,589
Total partnership’s capital	26,391	21,673

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units.
(2)Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
Total assets were $74.0 billion at December 31, 2021, compared to $61.3 billion at December 31, 2020. Acquisitions completed in 2021 and organic growth initiatives increased consolidated assets by $20.3 billion. These increases were partly offset by the impact of dispositions completed during the year, foreign exchange and depreciation and amortization, which reduced total assets by $4.3 billion, $1.3 billion and $2.0 billion, respectively.
120 Brookfield Infrastructure

During the year ended December 31, 2021, property, plant and equipment increased from $31.6 billion to $38.7 billion as the impact of our Canadian diversified midstream operation and other recently completed acquisitions, revaluation gains and capital additions were partially offset by depreciation expense, recently completed dispositions and the impact of foreign exchange. Intangible assets increased from $11.8 billion to $14.2 billion as additions from recently completed acquisitions were partially offset by asset dispositions of $0.7 billion, amortization expense of $0.5 billion and the impact of foreign exchange.
The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. Our partnership has assessed the impact of the economic environment on our asset valuations, including our property, plant and equipment, intangible assets, and investments in associates and joint ventures. In making these assessments, we have assumed that the sharp curtailment in economic activities, as a result of social distancing rules imposed by governments worldwide, will not materially persist in the long term. We believe our operations have demonstrated resilience to global economic disruptions since the outbreak. Furthermore, our assets are geographically dispersed, diversified across operating segments, and largely underpinned by regulated tariffs or highly contracted cash flows. Based on our partnership’s assessment, we believe our asset values remain largely unaffected by the global pandemic.
Corporate borrowings decreased to $2.7 billion at December 31, 2021, compared to $3.2 billion at December 31, 2020. The decrease is primarily attributable to the repayment of $1,131 million of our revolving credit facility, partially offset by $431 million of net proceeds raised from our commercial paper program and the issuance of $250 million subordinated notes.
Non-recourse borrowings have increased by $6.5 billion since year-end. The impact from $8.7 billion of additional net borrowings, inclusive of $6.7 billion acquired as part of recent acquisitions, primarily our Canadian diversified midstream operation, was partially offset by recently completed dispositions.
Our partnership capital increased by $3.0 billion to $9.6 billion as at December 31, 2021. The increase is attributable to income generated from operations and equity issued during the year, including BIPC exchangeable shares and BIPC Exchangeable LP Units issued in connection with the acquisition of our Canadian diversified midstream operation. Partially offsetting the increase were distributions paid to our unitholders.

Brookfield Infrastructure 121

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2021	2020	2019	2021 vs 2020	2020 vs 2019	2021	2020	2019	2021 vs 2020	2020 vs 2019
Canadian dollar	0.7913	0.7853	0.7699	1%	2%	0.7979	0.7465	0.7538	7%	(1)%
Brazilian real	0.1792	0.1924	0.2481	(7)%	(22)%	0.1854	0.1939	0.2534	(4)%	(23)%
British pound	1.3532	1.3670	1.3255	(1)%	3%	1.3758	1.2840	1.2767	7%	1%
Australian dollar	0.7262	0.7694	0.7018	(6)%	10%	0.7513	0.6910	0.6953	9%	(1)%
Indian rupee	0.0134	0.0137	0.0140	(2)%	(2)%	0.0135	0.0135	0.0142	—%	(5)%
As at December 31, 2021, our consolidated partnership capital of $26.4 billion was invested in the following currencies: Canadian dollars - 37%; United States dollars - 19%; Indian rupees - 11%; Brazilian reais - 8%; British pounds - 8%; Australian dollars - 8%; and other currencies - 9%. As a result of our currency hedging program, 68% of our partnership capital is effectively denominated in U.S. dollars. With the exception of the Canadian dollar, period end rates relative to the U.S. dollar at the end of 2021 were lower than December 31, 2020 for our most significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Canadian dollar	$67	$52	$155
British pound	(14)	103	76
Indian rupee	(77)	27	(53)
Australian dollar	(117)	245	(13)
Brazilian real	(244)	(1,043)	(198)
Other	(128)	100	97
	(513)	(516)	64
Currency hedges(1)	121	(32)	(177)
	$(392)	$(548)	$(113)
Attributable to:
Unitholders	$(143)	$(365)	$(125)
Non-controlling interests	(249)	(183)	12
	$(392)	$(548)	$(113)

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the twelve-month period ended December 31, 2021 was a reduction to partnership capital of $392 million.
122 Brookfield Infrastructure

We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian, European, British, and New Zealand currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2021, the average foreign exchange rate of the major currencies we operate in, with the exception of the Brazilian real, strengthened relative to the U.S. dollar, increasing revenue and net income in U.S. dollars.
SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Funds from Operations (FFO)	705	659	672
Maintenance capital expenditures	(40)	(30)	(33)
Adjusted Funds from Operations (AFFO)	$665	$629	$639

Adjusted EBITDA(1)	942	854	850
Rate Base	5,818	5,199	5,169
Return on rate base(2),(3)	12%	12%	12%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)    Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
(3)    Return on rate base excludes the impact of connections revenue, return of capital and IFRS 16 adjustments.
Brookfield Infrastructure 123

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2021	2020	2019	2021	2020	2019
Commercial & Residential Distribution	$512	$497	$492	$413	$401	$402
Regulated Transmission	430	357	358	292	258	270
Total	$942	$854	$850	$705	$659	$672

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Rate base, start of period(1)	$5,199	$5,169	$3,960
Acquisitions (asset sales)(1)	131	(162)	832
Capital expenditures commissioned	433	338	362
Inflation and other indexation	250	164	172
Regulatory depreciation	(68)	(87)	(81)
Foreign exchange and other	(127)	(223)	(76)
Rate base, end of period	$5,818	$5,199	$5,169

(1)Rate base, start of the period, excludes our North American district energy operation as we sold the business in the second quarter of 2021 and is therefore also excluded from the asset sales impact for 2021.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital backlog, start of period	$634	$848	$853
Impact of asset sales	(139)	(19)	—
Additional capital project mandates	483	360	624
Less: capital expenditures	(443)	(521)	(496)
Foreign exchange and other	(3)	(34)	(133)
Capital backlog, end of period	532	634	848
Construction work in progress	401	438	340
Total capital to be commissioned	$933	$1,072	$1,188
124 Brookfield Infrastructure

2021 vs. 2020
Adjusted EBITDA and FFO for our utilities segment benefited from the recovery in connections activity at our U.K. regulated distribution business, as well as the contributions from inflation indexation and approximately $430 million of capital commissioned into rate base this year. Current year results also reflect the acquisition of the remaining 10% interest in our Brazilian regulated gas transmission business. Prior year results include full year contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were disposed of in the second quarter of this year.
For the year ended December 31, 2021, our commercial and residential distribution operations generated Adjusted EBITDA of $512 million and FFO of $413 million, compared to $497 million and $401 million, respectively, in the prior year. Results benefited from the impacts of inflation indexation, capital commissioned into rate base over the last 12 months, and higher connections activity at our U.K. regulated distribution business. Prior year results include full year contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were disposed of in the second quarter of this year.
For the year ended December 31, 2021, our regulated transmission operations generated Adjusted EBITDA of $430 million and FFO of $292 million, compared to $357 million and $258 million, respectively, in 2020. Results benefited from an annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the ongoing expansion of our Brazilian electricity transmission network and the acquisition of the remaining 10% interest in our Brazilian regulated gas transmission business in April of this year. Results were impacted by higher interest rates at our Brazilian regulated gas transmission business and foreign exchange movements.
As of December 31, 2021, total capital to be commissioned into rate base was $0.9 billion compared to $1.1 billion as of December 31, 2020. The capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. Capital to be commissioned decreased 13% compared to the prior year driven primarily by the removal of growth projects associated with assets sold during the year. Our base business capital to be commissioned is relatively consistent with prior year as capital commissioned into rate base was offset by new mandates. The largest contributors to capital expected to be commissioned into rate base are approximately $550 million at our U.K. regulated distribution business and $150 million at our Brazilian electricity transmission business.
2020 vs. 2019
Adjusted EBITDA and FFO for our utilities segment benefited from inflation-indexation and capital commissioned into rate base during the year ended December 31, 2020, the contribution to earnings from two acquisitions and higher exchange rates on our British pound hedge contracts. These positive impacts were more than offset by a delay in the recognition of connections revenue at our U.K. regulated distribution business, the loss of earnings associated with three asset sales and the impact of a decline in the Brazilian real, which reduced U.S. dollar results by approximately $50 million.
For the year ended December 31, 2020, our commercial and residential distribution operations generated Adjusted EBITDA of $497 million and FFO of $401 million, compared to $492 million and $402 million, respectively, in 2019. Results benefited from inflation-indexation, capital commissioned into rate base during the year ended December 31, 2020 and higher exchange rates on our British pound hedge contracts. These positive factors were more than offset by lower connections activity at our U.K. regulated distribution business and the loss of earnings associated with the sales of our Colombian distribution utility and Australian district energy operation.
Brookfield Infrastructure 125

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
As of December 31, 2020, total capital to be commissioned into rate base was $1.1 billion compared to $1.2 billion as of December 31, 2019. The capital to be commissioned related to projects that had been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. Capital to be commissioned decreased as new connection mandates awarded during the period were more than offset by capital projects commissioned into rate base and the impact of foreign exchange.
Recent Developments
In February 2022, we completed the acquisition of an approximate 10% interest in AusNet Services Ltd. for approximately $0.5 billion. This portfolio of high-quality utility businesses in Victoria, Australia, provides electricity and gas transmission and distribution services across its critical networks. We believe our ownership of this perpetual regulated utility franchise will position us well to participate in the decarbonization of Victoria’s economy to meet its legislated 2050 net zero target.
In December, we agreed to acquire a 50% interest in Intellihub, the leading provider of electricity smart meters in Australia and New Zealand. Total equity required for the investment is approximately $870 million (BIP’s share – $215 million). The business has 1.2 million meters leased and contractual relationships with energy retailers that cover 99% of the consumer market. This is an asset class we are very familiar with, as we held a smart meter portfolio within our U.K. regulated distribution business for many years. The transaction is expected to close in late Q1 2022.

126 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Funds from Operations (FFO)	701	590	603
Maintenance capital expenditures	(151)	(133)	(154)
Adjusted Funds from Operations (AFFO)	$550	$457	$449

Adjusted EBITDA(1)	968	806	833
Adjusted EBITDA margin(2)	47%	51%	52%
Growth capital expenditures	270	138	178

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. It is calculated based on net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2021	2020	2019	2021	2020	2019
Rail	$351	$328	$282	$283	$265	$215
Toll Roads	223	216	314	158	142	223
Diversified Terminals	394	262	237	260	183	165
Total	$968	$806	$833	$701	$590	$603

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
Brookfield Infrastructure 127

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital backlog, start of period	$421	$383	$529
Impact of acquisitions	—	54	—
Additional capital project mandates	406	157	90
Less: capital expenditures	(270)	(138)	(178)
Foreign exchange and other	(24)	(35)	(58)
Capital backlog, end of period	533	421	383
Construction work in progress	421	333	199
Total capital to be commissioned	$954	$754	$582
2021 vs. 2020
Current year’s results benefited from 11% organic growth supported by higher tariffs and volumes across our rail and diversified terminal portfolios, as well as a recovery in toll road volumes since the economic shutdowns last year. Results also benefited from a full year contribution from our U.S. LNG export terminal acquired in the third quarter of last year. Prior year results included a greater contribution from our Australian export terminal, which we partially disposed of in December 2020 and our Chilean toll road operation, which we sold in November 2021.
For the year ended December 31, 2021, our rail business generated Adjusted EBITDA of $351 million and FFO of $283 million, compared to $328 million and $265 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from a 4% average increase in tariffs across our portfolio over the prior year and strong overall volumes, highlighted by a 8% increase in volumes at our North American operations.
For the year ended December 31, 2021, our toll roads contributed Adjusted EBITDA of $223 million and FFO of $158 million, compared to $216 million and $142 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from a 6% average increase in tolls and a 15% increase in traffic volumes across our global portfolio over the prior year. Prior year results included a full contribution from our Chilean toll road operation, which we completed the sale of in November.
For the year ended December 31, 2021, our diversified terminals reported Adjusted EBITDA of $394 million and FFO of $260 million, compared to $262 million and $183 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from tariff increases at several of our terminals, higher container storage charges due to congestion at our North American port, and the full period contribution from our U.S. LNG export terminal acquired last year. Prior year results included a greater contribution from our Australian export terminal which we partially disposed of in December 2020.
As of December 31, 2021, total capital to be commissioned was $954 million compared to $754 million as of December 31, 2020. Total capital to be commissioned increased due to capital project mandates awarded, partially offset by capital expenditures made during the period and the impact of foreign exchange. The largest contributors to capital to be commissioned over the next two to three years include approximately $415 million at our South American toll road businesses, approximately $230 million of rail expansion projects in Australia and approximately $190 million to increase capacity at our U.S. LNG export terminal.
128 Brookfield Infrastructure

2020 vs. 2019
2020 results benefited from higher volumes moved across our rail networks in Australia and Brazil, a favorable arbitration settlement at our U.K. port operation and the contributions from two acquisitions, our North American rail operation and U.S. LNG export terminal. These positive factors were more than offset by economic shutdown related traffic declines at our toll road businesses, the loss of earnings associated with the partial sale of our Chilean toll road operation and a decline in the Brazilian real, which reduced results by approximately $50 million.
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
For the year ended December 31, 2020, our diversified terminal operations reported Adjusted EBITDA of $262 million and FFO of $183 million, compared to $237 million and $165 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO increased primarily due to the acquisition of our U.S. LNG export terminal and favorable arbitration settlements at our U.K. operations. These positive factors were partially offset by the loss of income associated with the sale of our European port operation.
As of December 31, 2020, total capital to be commissioned was $754 million compared to $582 million as of December 31, 2019. Total capital to be commissioned increased due to capital project mandates awarded and the impact of acquisitions, partially offset by capital expenditures made during 2020 and the impact of foreign exchange.

Brookfield Infrastructure 129

Results of Operations
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Funds from Operations (FFO)	492	289	244
Maintenance capital expenditures	(87)	(92)	(84)
Adjusted Funds from Operations (AFFO)	$405	$197	$160

Adjusted EBITDA(1)	612	379	320
Adjusted EBITDA margin(2)	56%	66%	65%
Growth capital expenditures	174	145	91

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital backlog, start of period	$8	$161	$223
Impact of acquisitions	391	—	—
Additional capital project mandates	20	18	25
Less: capital expenditures	(174)	(145)	(91)
Foreign exchange and other	—	(26)	4
Capital backlog, end of period	245	8	161
Construction work in progress	1,875	121	93
Total capital to be commissioned	$2,120	$129	$254
130 Brookfield Infrastructure

2021 vs. 2020
For the year ended December 31, 2021, our midstream operations generated Adjusted EBITDA of $612 million and FFO of $492 million, compared to $379 million and $289 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO at our midstream operations benefited from higher market sensitive revenues, exceptional performance at our gas storage operations in the first quarter of 2021, and the commissioning of the second phase of our Gulf Coast expansion project in March 2021 at our U.S. gas pipeline. Results also benefited from the contribution from our Canadian diversified midstream operation which was fully privatized in October 2021. Prior year results included an additional 12.5% ownership in our U.S. gas pipeline which was disposed of earlier in 2021.
As of December 31, 2021, total capital to be commissioned was $2.1 billion compared to $129 million as of December 31, 2020. Total capital to be commissioned increased primarily as a result of the acquisition of our Canadian diversified midstream operation, which is currently constructing the Heartland Petrochemical facility, a state-of-the-art integrated petrochemical complex in western Canada. Heartland is now mechanically complete and commissioning activities are on track with mid-2022 start-up. These increases were partially offset by capital projects commissioned at our U.S. gas pipeline during the period.
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
As of December 31, 2020, total capital to be commissioned was $129 million compared to $254 million as of December 31, 2019. Total capital to be commissioned decreased primarily as a result of capital projects commissioned at our U.S. gas pipeline during 2020. These projects involved system enhancements to increase deliverability to Gulf Coast LNG facilities and a 17-mile extension of our pipeline into the Permian basin. Additionally, the business has substantially completed the second phase of its Gulf Coast expansion which further increased transport capabilities in the region.

Brookfield Infrastructure 131

Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Funds from Operations (FFO)	238	196	136
Maintenance capital expenditures	(43)	(26)	(17)
Adjusted Funds from Operations (AFFO)	$195	$170	$119

Adjusted EBITDA(1)	335	266	175
Adjusted EBITDA margin(2)	54%	51%	52%
Growth capital expenditures	266	131	104

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2021	2020	2019	2021	2020	2019
Data Transmission and Distribution	$290	$213	$121	$212	$163	$101
Data Storage	45	53	54	26	33	35
Total	$335	$266	$175	$238	$196	$136

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital backlog, start of period	$367	$152	$200
Impact of acquisitions	—	144	27
Additional capital project mandates	307	180	59
Less: capital expenditures	(266)	(131)	(104)
Foreign exchange and other	(14)	22	(30)
Capital backlog, end of period	394	367	152
Construction work in progress	100	48	41
Total capital to be commissioned	$494	$415	$193
132 Brookfield Infrastructure

2021 vs. 2020
Results for our data segment benefited from growth supported by new towers built at our Indian telecom business which we acquired in August 2020, as well as additional points-of-presence and the roll-out of our fiber-to-the-home program at our French telecom business.
For the year ended December 31, 2021, our data transmission and distribution business generated Adjusted EBITDA of $290 million and FFO of $212 million, compared to $213 million and $163 million, respectively, during the same period in 2020. Results benefited from growth initiatives at our French telecom business and a full year of earnings from our Indian telecom operation acquired last year. Over the last twelve months we added approximately 11,000 contracted towers at our Indian telecom operation and 180,000 new fiber-to-the-home plugs at our French telecom business.
For the year ended December 31, 2021, our data storage business contributed Adjusted EBITDA of $45 million and FFO of $26 million compared to $53 million and $33 million, respectively, during the same period in 2020. Results decreased as the contribution from 11 MWs of capacity commissioned at our South American data center operation over the last 12 months was offset by customer churn at our U.S. data center business as we reposition the business for new growth initiatives.
As of December 31, 2021, total capital to be commissioned was $494 million compared to $415 million as of December 31, 2020. Total capital to be commissioned increased due to the benefit of capital project mandates awarded, partially offset by capital expenditures made during the period. Capital to be commissioned includes approximately $130 million related to the build-out of additional contracted towers at our Indian telecom towers business, as well as approximately $175 million related to roll-out of our fiber-to-the-home program and additional points-of-presence at our French telecom business. Capital to be commissioned also includes approximately $155 million at our data storage operations, primarily relating to the construction of several new facilities at our South American and Australian operations. In South America we commissioned 11 MW of capacity in 2021 and anticipate a further 28MW to be commissioned in 2022.
2020 vs. 2019
Results increased organically from new points-of-presence added and the roll-out of our fiber-to-the-home strategy at our French telecom operations and the completion of three newly constructed data centers in South America. Results also benefited from the contribution of several recently completed acquisitions and higher rates on our Euro denominated FFO hedge contracts. Acquisitions in 2020 included our Indian telecom tower operation as well as data distribution businesses in New Zealand and the U.K.
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
For the year ended December 31, 2020, our data storage business contributed Adjusted EBITDA of $53 million and FFO of $33 million. compared to $54 million and $35 million, respectively, during the same period in 2019. Adjusted EBITDA and FFO decreased as the contribution from commissioned data centers in South America were more than offset by lower sales at our U.S. operation.
Brookfield Infrastructure 133

As of December 31, 2020, total capital to be commissioned was $415 million compared to $193 million as of December 31, 2019. Total capital to be commissioned increased as the impact of acquisitions and capital project mandates awarded was partially offset by capital expenditures made during 2020.

The following table presents the components of our corporate segment, at our partnership’s share:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Adjusted EBITDA(1)	(406)	(312)	(279)
Funds from Operations (FFO)	(403)	(280)	(271)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2021 vs. 2020
For the year ended December 31, 2021, Adjusted EBITDA and FFO for our Corporate segment were losses of $406 million and $403 million, respectively, versus losses of $312 million and $280 million, respectively, in 2020. Adjusted EBITDA and FFO decreased over the prior year as a result of a higher base management fee due to an increase in our unit price and a higher unit count.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased over the prior year due to a higher unit price and capital market activity used to fund new growth initiatives.
2020 vs. 2019
For the year ended December 31, 2020, Adjusted EBITDA and FFO for our Corporate segment were losses of $312 million and $280 million, respectively, versus losses of $279 million and $271 million, respectively, in 2019. Adjusted EBITDA and FFO decreased from the prior year as realized gains on corporate financial assets were more than offset by a higher base management fee. During 2020, we deployed over $600 million ($350 million net of margin) into attractively valued financial assets. We sold approximately 40% during 2020 and realized gains of approximately $60 million.
The base management fee pursuant to our Master Services Agreement with Brookfield increased in 2020 from 2019 due to a larger capitalization as a result of a higher unit price and capital market activity used to fund new growth initiatives.
134 Brookfield Infrastructure

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO, Adjusted EBITDA and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
Brookfield Infrastructure 135

For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Measures	2021	2020	2019
Net income attributable to the partnership(1)	$1,093	$394	$233
Net income per unit(2)	1.74	0.35	0.06
Funds from Operations (FFO)(3)	1,733	1,454	1,384
Per unit FFO(4)	3.64	3.13	3.06
Adjusted Funds from Operations (AFFO)(3)	1,412	1,173	1,096
Return on invested capital(5)	13%	12%	12%
Adjusted EBITDA(3)	2,451	1,993	1,899
Distributions per unit(6),(7)	2.04	1.94	1.81
FFO payout ratio(8)	73%	78%	74%
AFFO payout ratio(9)	89%	97%	94%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2021 were 296.7 million (2020: 294.7 million, 2019: 285.6 million).
(3)Refer to the “Performance Measures Used by Management” section of this MD&A for a definition of FFO, AFFO and Adjusted EBITDA, and the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
(4)Average units outstanding during the year ended December 31, 2021, were 476.5 million units outstanding (2020: 464.9 million, 2019: 452.9 million, adjusted for the BIPC special distribution).
(5)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2021 was $142 million (2020: $122 million, 2019: $109 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(6)On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 46.3 million BIPC exchangeable shares. Historical per unit disclosures have been retroactively adjusted for the impact of the special distribution.
(7)Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the year ended December 31, 2021, the partnership paid quarterly distributions of $0.51 per unit.
(8)FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(9)AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

136 Brookfield Infrastructure

For the year ended December 31, 2021, FFO totaled $1.7 billion ($3.64 per unit) compared to $1.5 billion ($3.13 per unit) in 2020 and $1.4 billion ($3.06 per unit) in 2019. FFO of $1.7 billion for the year ended December 31, 2021 represents an increase of 19% over 2020 on a total basis, and 16% on a per unit basis. Organic growth was 9% due to the benefits of inflation indexation and capital commissioned over the past 12 months. Results also benefited from a recovery of volumes, particularly at our U.K. regulated distribution business and our global toll road portfolio, and exceptional performance in our midstream segment as a result of strong commodity markets and favorable weather dynamics in the first quarter of 2021. Lastly, results increased due to a net contribution from our asset rotation program, including the contribution from our Canadian diversified midstream operation which was privatized in the second half of this year. Distributions paid in 2021 of $2.04 per unit represent an increase of 5% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 73% which exceeded our target range of 60-70% due to the timing of capital deployment. Following the completion of the privatization of our Canadian diversified midstream operation in October, our fourth quarter payout ratio was 68%.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 12 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
Brookfield Infrastructure 137

•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
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
•FFO does not include the impact of mark-to-market on hedging items;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations;
•our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market on hedging items which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
138 Brookfield Infrastructure

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
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Brookfield Infrastructure 139

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income	$2,719	$904	$650
Add back or deduct the following:
Depreciation and amortization	2,036	1,705	1,214
Share of (earnings) losses from investments in associates and joint ventures(1)	(88)	(131)	(224)
FFO contribution from investments in associates and joint ventures(1)	745	585	591
Deferred tax expense	240	54	28
Mark-to-market on hedging items	(80)	16	(57)
Gains on disposition of subsidiaries, associates and joint ventures(3)	(2,118)	(71)	(70)
Other expenses (income)(2)	533	(13)	450
FFO attributable to non-controlling interests(4)	(2,254)	(1,595)	(1,198)
FFO	1,733	1,454	1,384
Maintenance capital expenditures	(321)	(281)	(288)
AFFO	1,412	1,173	1,096

(1)FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
(2)Other income (expenses) corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income and expenses excluded from FFO primarily includes asset retirement obligation and deferred consideration accretion expense, remeasurement of borrowings and amortization of deferred financing costs, acquisition costs and fair value remeasurement gains/losses. With the exception of a $420 million gain related to the remeasurement of our 49% residual interest in our Australian export terminal during 2020, there are no items within other expenses (income) that are individually significant.
(3)Gains on disposition of subsidiaries, associates and joint ventures are presented net of gains/losses relating to foreign currency translation, net investment hedges, and cash flow hedges reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statement of Operating results.
(4)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
140 Brookfield Infrastructure

For the year ended December 31, 2021, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, FFO contribution from investments in associates and joint ventures and gains on the disposition of subsidiaries, associates and joint ventures. Depreciation and amortization increased from the year ended December 31, 2020 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2021. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past year, while FFO contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of our U.S. LNG export facility, partially offset by the partial disposition of our Australian export terminal, which resulted in a change in the basis of presentation from consolidation to the equity method, and our U.S. gas pipeline. Gains on the disposition of subsidiaries, associates and joint ventures increased as a result of our capital recycling strategy.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $321 million (2020: $281 million, 2019: $288 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income	$2,719	$904	$650
Add back or deduct the following:
Depreciation and amortization	2,036	1,705	1,214
Interest expense	1,468	1,179	904
Share of earnings from investments in associates and joint ventures(1)	(88)	(131)	(224)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	1,012	779	775
Income tax expense	614	291	278
Mark-to-market on hedging items	(80)	16	(57)
Other (income) expense	(1,749)	(234)	158
Adjusted EBITDA attributable to non-controlling interests(2)	(3,481)	(2,516)	(1,799)
Adjusted EBITDA	$2,451	$1,993	$1,899

(1)Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
Brookfield Infrastructure 141

For the year ended December 31, 2021, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, Adjusted EBITDA attributable to non-controlling interests and other (income) expenses. Depreciation and amortization increased from the year ended December 31, 2021 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2021. Interest expense increased from the prior year due to additional borrowings primarily associated with businesses acquired during 2021. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during 2021, while Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of our U.S. LNG export facility, partially offset by the partial disposition of our Australian export terminal, which resulted in a change in the basis of presentation from consolidation to the equity method, and our U.S. pipeline. Other (expenses) income increased primarily as a result of gains from the disposition of our North American district energy operations, Chilean toll road operations and our smart meter portfolio in the U.K.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
	2021	2020	2019
Net income per limited partnership unit(1)	$1.74	$0.35	$0.06
Add back or deduct the following:
Depreciation and amortization	2.40	2.22	1.98
Deferred income taxes	0.35	(0.01)	0.17
Mark-to-market on hedging items	(0.16)	0.01	(0.05)
Valuation (gains) losses and other(2)	(0.69)	0.56	0.90
Per unit FFO(3)	$3.64	$3.13	$3.06

(1)During the year ended December 31, 2021, on average there were 296.7 million limited partnership units outstanding (2020: 294.7 million, 2019: $285.6 million). Net income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Refer to the reconciliation of net income attributable to the partnership to FFO above for a description of balances included within other.
(3)Average units outstanding during the year ended December 31, 2021, were 476.5 million (2020: 464.9 million, 2019: 452.9 million, adjusted for the BIPC special distribution).
142 Brookfield Infrastructure

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Partnership Capital	$26,391	$21,673	$22,177
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,658)	(13,954)	(14,113)
Deficit	2,520	2,752	2,048
Accumulated other comprehensive income	(543)	(731)	(705)
Ownership changes	(515)	(527)	(398)
Invested Capital	$12,195	$9,213	$9,009
Invested capital has increased as a result of capital market activity throughout 2021, primarily related to the acquisition of our Canadian diversified midstream operation. Refer to “Partnership Capital” below in this MD&A for further details.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Opening balance	$9,213	$9,009	$8,156
Net issuance of preferred units	8	195	72
Issuance of units and Redeemable Partnership Units, net of redemptions	945	9	781
Issuance of BIPC exchangeable shares	1,770	—	—
Issuance of BIPC Exchange LP Units	259	—	—
Ending balance	$12,195	$9,213	$9,009
Weighted Average Invested Capital	$10,076	$9,067	$8,563
Our partnership has met its investment return objectives with return on Invested Capital of 13% for the year ended December 31, 2021 (2020: 12%, 2019: 12%).
Brookfield Infrastructure 143

OTHER RELEVANT MEASURES
Enterprise Value
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents enterprise value as of 2021, 2020 and 2019:

	As of December 31,
	2021			2020	2019
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
Shares/units outstanding	77.1	436.9	514.0	465.0	418.3
Price(3)	$68.26	$60.81	—	—	$49.99
Market capitalization	$5,263	$26,568	$31,831	23,999	20,911
Preferred units and preferred shares(4)	—	1,210	1,210	1,202	1,007
Net debt(5)	2,084	15,453	17,502	14,485	12,121
Enterprise value	$7,347	$43,231	$50,543	$39,686	$34,039

(1)Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
(2)Includes limited partner, general partner and Redeemable Partnership Units, as well as Exchange LP Units.
(3)Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
(4)Includes $1,138 million of preferred units and $72 million of preferred shares.
(5)Please see “Capital Resources and Liquidity” below for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.

144 Brookfield Infrastructure

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,003	$240	$445	$(54)	$1,085	$2,719

Add back or deduct the following:
Depreciation and amortization	564	640	350	482	—	2,036
Interest expense	376	355	196	430	111	1,468
Share of (earnings) losses from investments in associates and joint ventures(1)	(84)	(15)	(74)	(14)	99	(88)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	62	542	227	181	—	1,012
Income tax expense	480	20	21	38	55	614
MTM on derivative contracts	6	(28)	(5)	10	(63)	(80)
Other (income) expenses	(51)	10	7	(22)	(1,693)	(1,749)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,414)	(796)	(555)	(716)	—	(3,481)
Adjusted EBITDA	$942	$968	$612	$335	$(406)	$2,451

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$590	$215	$161	$4	$(66)	$904

Add back or deduct the following:
Depreciation and amortization	668	672	149	216	—	1,705
Interest expense	333	432	124	195	95	1,179
Share of (earnings) losses from investments in associates and joint ventures(1)	(50)	101	(136)	(45)	(1)	(131)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	51	293	262	173	—	779
Income tax expense	312	(12)	(2)	(20)	13	291
Mark-to-market on derivative contracts	10	(17)	18	1	4	16
Other expenses (income)	129	(74)	52	16	(357)	(234)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,189)	(804)	(249)	(274)	—	(2,516)
Adjusted EBITDA	$854	$806	$379	$266	$(312)	$1,993
Brookfield Infrastructure 145

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$689	$66	$248	$(25)	$(328)	$650

Add back or deduct the following:
Depreciation and amortization	704	313	89	108	—	1,214
Interest expense	354	290	102	66	92	904
Share of (earnings) losses from investments in associates and joint ventures(1)	(57)	(2)	(184)	9	10	(224)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	37	371	240	127	—	775
Income tax expense	277	(2)	(4)	(12)	19	278
MTM on derivative contracts	(16)	(23)	1	(3)	(16)	(57)
Other expenses (income)	154	66	(3)	(3)	(56)	158
Adjusted EBITDA attributable to non-controlling interests(2)	(1,292)	(246)	(169)	(92)	—	(1,799)
Adjusted EBITDA	$850	$833	$320	$175	$(279)	$1,899

(1)Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
(2)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
146 Brookfield Infrastructure

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2021 and 2020.
Our group-wide liquidity at December 31, 2021 consisted of the following:

	As of
US$ MILLIONS	December 31, 2021	December 31, 2020
Corporate cash and financial assets	$683	$464
Committed corporate credit facility(1)	2,975	2,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility(1)	—	(1,131)
Commitments under corporate credit facility	(12)	(63)
Commercial paper(1)	(431)	—
Deposit from parent(2)	—	(545)
Partnership’s share of cash retained in businesses	729	502
Partnership’s share of availability under subsidiary credit facilities	936	767
Group-wide liquidity	$5,380	$3,469

(1)Includes a $1,975 million committed corporate credit facility and a $1 billion temporary bulge facility. As of December 31, 2021, our corporate credit facility and temporary bulge facility were undrawn and we had commercial paper outstanding of $431 million.
(2)Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from Brookfield. The deposit bears interest at market rates and was provided to Brookfield Infrastructure to utilize excess cash held by the parent to repay Brookfield Infrastructure’s draws on the corporate credit facility.
At December 31, 2021, our partnership’s group-wide liquidity is sufficient to meet its present requirements, including approximately $0.5 billion deployed as part of the acquisition of an approximate 10% interest in AusNet Services Ltd., an Australian regulated utility, during February 2022. We finished the year with group-wide liquidity of approximately $5.4 billion, an increase from $3.5 billion at December 31, 2020, primarily the result capital recycling and capital market activity. At the corporate level, we ended 2021 with $3.7 billion of liquidity, an increase of $1.5 billion compared to the prior year.
Brookfield Infrastructure 147

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2021, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Corporate borrowings(1)	12	$—	$—	$554	$—	$—	$1,754	$2,308
Non-recourse borrowings	7	2,599	2,797	3,218	2,669	5,448	9,778	26,509

(1)Corporate borrowing and the average term exclude commercial paper issuances and deferred financing costs and other. Refer to Note 19, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2021	December 31, 2020
Consolidated debt	$29,253	$23,178
Add: partnership’s share of debt of investments in associates:
Utilities	448	491
Transport	3,290	3,247
Midstream	731	968
Data	887	769
Add: partnership’s share of debt directly associated with assets held for sale	18	—
Less: borrowings attributable to non-controlling interest(1)	(15,283)	(12,876)
Premium on debt and cross currency swaps	(430)	(326)
Debt attributable to the partnership	$18,914	$15,451

(1)Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.
148 Brookfield Infrastructure

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnerships share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	December 31, 2021	December 31, 2020
Debt attributable to the partnership
Utilities	$3,907	$4,037
Transport	5,066	5,231
Midstream	5,570	1,609
Data	1,652	1,416
Corporate	2,719	3,158
Total debt attributable to the partnership	$18,914	$15,451
Partnership’s share of cash retained in businesses(1)
Utilities	$213	$119
Transport	357	285
Midstream	40	25
Data	119	73
Corporate	683	464
Total partnership’s share of cash retained	$1,412	$966
Net debt
Utilities	$3,694	$3,918
Transport	4,709	4,946
Midstream	5,530	1,584
Data	1,533	1,343
Corporate	2,036	2,694
Total net debt	$17,502	$14,485

(1)The partnership’s share of cash retained in the businesses includes $419 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $413 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Brookfield Infrastructure 149

As of December 31, 2021, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2022	2023	2024	2025	2026	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	12	$—	$—	$554	$—	$—	$1,754	$2,308
Total recourse borrowings	12	—	—	554	—	—	1,754	2,308
Non-recourse borrowings(2)
Utilities
Regulated Transmission	9	74	344	266	32	34	516	1,266
Commercial & Residential Distribution	11	69	313	77	257	183	1,742	2,641
	11	143	657	343	289	217	2,258	3,907
Transport
Rail	4	169	192	207	167	403	237	1,375
Toll Roads	9	87	107	121	118	86	485	1,004
Diversified Terminals	6	36	236	323	550	154	1,388	2,687
	6	292	535	651	835	643	2,110	5,066

Midstream(3)	6	420	328	958	1,019	447	2,398	5,570

Data
Data Transmission & Distribution	6	61	81	247	118	259	588	1,354
Data Storage	4	2	15	17	166	98	—	298
	6	63	96	264	284	357	588	1,652
Total non-recourse borrowings(2),(4)	7	918	1,616	2,216	2,427	1,664	7,354	16,195
Total borrowings(5)	8	$918	$1,616	$2,770	$2,427	$1,664	$9,108	$18,503
Net debt		5%	9%	15%	13%	9%	49%	100%

(1)Corporate borrowings and the average term exclude commercial paper issuances and deferred financing costs and other. Refer to Note 19, Borrowings, for further details. The calculation of net debt in the table above excludes these pro-forma adjustments.
(2)Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(3)Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by its credit facility, and have been presented in the table above in accordance with its related maturity.
(4)As of December 31, 2021, approximately $41 million of debt attributable to the partnership was in breach of asset-level financial covenants. This equates to less than 1% of total debt attributable to the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
(5)As of December 31, 2021, approximately 35% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 23% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 22% of our total borrowings, inclusive of the impact of interest rate swaps.
Debt attributable to the partnership has an average term of eight years. Our net debt to capitalization ratio, as defined by net debt divided by the sum of net debt and invested capital, as of December 31, 2021 was 59% (December 31, 2020: 61%). The weighted average cash interest rate is 4.9% for the overall business (December 31, 2020: 4.2%), in which our utilities, transport, midstream, data and corporate segments were 5.6%, 6.3%, 4.0%, 4.3% and 3.8%, respectively (December 31, 2020: 3.8%, 4.8%, 5.6%, 4.7%, and 3.1%, respectively).
150 Brookfield Infrastructure

We define “debt attributable to the partnership,” which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalent as reported under IFRS, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X. Our partnership may fully and unconditionally guarantee, and one or more of Holding LP, BIP Bermuda Holdings I Limited (“Bermuda Holdco”), Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”, and together with our partnership, Holding LP, Alberta Finco (in the case of debt securities issued by Bermuda Holdco) and Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Can Holdco, and US Holdco, the “Guarantors”) may also guarantee the payment of principal, premium (if any), interest and certain other senior or subordinated debt securities issued by Alberta Finco and Bermuda Holdco, as applicable.
Brookfield Infrastructure 151

The following tables present summarized financial information for the following:
•our partnership;
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the twelve-month period ended December 31, 2021 US$ MILLIONS	Fincos and Guarantors total	Revenues from (expenses paid to) non-Guarantor subsidiaries	Revenues from (expenses paid to) other related parties	Revenues from (expenses paid to) other
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,971	1,969	—	2
Net income	1,392	1,812	(303)	(117)

For the twelve-month period ended December 31, 2020
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,660	1,660	—	—
Net income	839	1,229	(242)	(148)

1.Total revenues of our Partnership and its controlled subsidiaries were $8,885 million and $11,537 million for the year ended December 31, 2020 and year ended December 31, 2021, respectively.
2.Other income includes dividend and interest income.

	Statement of Financial Position
As of December 31, 2021 US$ MILLIONS	Fincos and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties	Amounts due from/payable to other
Current assets	$524	$470	$—	$54
Total assets(1)	1,438	1,383	—	55
Current liabilities	3,806	3,247	108	451
Total liabilities	9,568	6,694	128	2,746

As of December 31, 2020
Current assets	$176	$170	$—	$6
Total assets(1)	1,806	1,787	—	19
Current liabilities	2,081	1,422	634	25
Total liabilities	9,307	5,642	654	3,011

1.Total assets of our partnership and its controlled subsidiaries were $61,331 million and $73,961 million as of December 31, 2020 and December 31, 2021, respectively.

152 Brookfield Infrastructure

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “Alberta Finco Notes”), which will mature on May 24, 2081. The Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The Alberta Finco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Alberta Finco). The Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of Perpetual Subordinated Notes at a fixed rate of 5.125% per annum (the “Bermuda Holdco Notes”). The Bermuda Holdco Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Bermuda Holdco Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Bermuda Holdco Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Bermuda Holdco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Bermuda Holdco Notes will be used to redeem our Series 7 Preferred Units on March 31, 2022, and any remainder for working capital purposes. The Bermuda Holdco Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Bermuda Holdco).
Brookfield Infrastructure 153

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2021. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2021 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	INR	Other
Gross Equity Investments - US$	$2,956	$1,489	$152	$1,706	$1,556	$2,971	$850	$632	$213
Corporate Items - US$	(1,720)	—	—	—	—	—	—	—	—
Equity Investment - US$	1,236	1,489	152	1,706	1,556	2,971	850	632	213
FX contracts - US$	6,099	(1,171)	(152)	(1,436)	(17)	(2,286)	(850)	(140)	(47)
Net unhedged - US$	$7,335	$318	$—	$270	$1,539	$685	$—	$492	$166
% of equity investment hedged	N/A	79%	100%	84%	1%	77%	100%	22%	22%

(1)USD net equity investment excludes $389 million of preferred units.
(2)CAD net equity investment excludes $821 million of preferred units and preferred shares.
(3)Includes medium-term notes, commercial paper issuances and working capital at the corporate level.
At December 31, 2021, 68% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2021, we recorded gains in comprehensive income of $145 million related to these contracts (2020: losses of $154 million, 2019: losses of $11 million).
For additional information, see Note 7, “Fair Value of Financial Instruments”, Note 34, “Derivative Financial Instruments” and Note 35, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.
OTHER MARKET RISKS
Inflation Risk
Certain of our subsidiaries and associates are subject to inflation risk. However, we believe the majority of risk is offset by the nature of revenues earned at subsidiaries and associates subject to the underlying risk. For example, our U.K. regulated distribution operations charge retailers’ rates based on the tariff of the distribution utility with which we are interconnected. These tariffs are set on the basis of regulated asset base and escalates with inflation. Our Brazilian regulated gas transmission operation charges tariffs calculated on an inflation adjusted regulatory weighted average cost of capital.
154 Brookfield Infrastructure

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

Brookfield Infrastructure 155

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended 2021, 2020 and 2019:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Capital deployed in new investments	$3,048	$976	$1,761
Growth capital expenditures (net of non-recourse debt financing)	476	397	372
	3,524	1,373	2,133
Total capital market activity
Equity issuances(1)	1,906	9	781
Preferred units issuance, net of repurchases	(12)	195	72
Corporate debt issuance, net of repayments	244	298	72
	2,138	502	940
Proceeds from asset sales	1,938	370	780
	4,076	872	1,720
Net funding from retained cash flows and credit facility draws	$(552)	$501	$413

(1)Excludes proceeds from our approximately $1.1 billion equity offering in November 2021 not yet deployed. The proceeds have been earmarked for acquisitions, including $0.7 billion in two Australian utilities expected to close in the first quarter of 2022.
We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:
•we target retaining 15% of our FFO for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 3 years, we have deployed over $7.0 billion in acquisitions and organic growth initiatives, all funded through our capital recycling program and capital market issuances.
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
156 Brookfield Infrastructure

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Net income attributable to the partnership(1)	$1,093	$394	$233
Funds from Operations (FFO)	$1,733	$1,454	$1,384
Adjusted Funds from Operations (AFFO)	1,412	1,173	1,096
Distributions(2)	1,257	1,134	1,027
FFO payout ratio(3)	73%	78%	74%
AFFO payout ratio(4)	89%	97%	94%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares
(2)Includes partnership distributions and partnership preferred distributions.
(3)FFO payout ratio is defined as distributions (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(4)AFFO payout ratio is defined as distributions (inclusive of GP incentive and preferred unit distributions) divided by AFFO.
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
Brookfield Infrastructure 157

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
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Growth capital expenditures by segment
Utilities	$443	$521	$496
Transport	270	138	178
Midstream	174	145	91
Data	266	131	104
	$1,153	$935	$869
Growth capital expenditures for the year ended December 31, 2021 were $1,153 million, an increase of $218 million or 23% versus 2020. The increase in growth capital expenditures at our transport segment is due to the acquisition of our U.S. LNG export terminal, as well as to expand capacity at our Australian rail and South American toll road operations. Spend increased at our midstream and data segments due to acquisitions. Growth capital spend decreased at our utilities segment due to the sale of our North American district energy business in the second quarter of this year.

158 Brookfield Infrastructure

The following table presents maintenance capital expenditures by operating segment:

	2021 Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2021	2020	2019
Maintenance capital expenditures by segment
Utilities	$40	$50	$40	$30	$33
Transport	150	160	151	133	154
Midstream	150	160	87	92	84
Data	35	45	43	26	17
	$375	$415	$321	$281	$288
Maintenance capital expenditures for the year ended December 31, 2021 were $321 million, an increase of $40 million relative to the year ended December 31, 2020. Maintenance capital expenditures increased due to the impact of completed acquisitions, including our diversified Canadian midstream operation and our U.S. LNG terminal acquired last year. We estimate annual maintenance capital expenditures for the upcoming year to be $40-50 million, $150-160 million, $150-160 million, and $35-45 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $375-415 million prospectively.
For the year ended December 31, 2021, our total maintenance capital expenditures were within our 2021 estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
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
Brookfield Infrastructure 159

ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
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
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Currently, one of our partnership’s largest concession-based investment is in our Brazilian toll road business. This concession is for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in North and South America could last up to 100 years, however concession periods can range between 20-40 years).
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

	For the year ended December 31,
US$ millions	2021	2020	2019
Return of capital(1)	$142	$122	$109

(1)Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
160 Brookfield Infrastructure

Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we recently did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for total net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sales resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2021, letters of credit issued on behalf of our subsidiaries amounted to $12 million (December 31, 2020: $63 million). Refer to Note 19, Borrowings and Note 30, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
Brookfield Infrastructure 161

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2021:

US$ millions	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$2,980	$46	13	$34	$319	$3,392
Corporate borrowings	431	—	554	—	1,754	2,739
Non-recourse borrowings	2,599	2,797	3,218	8,117	9,778	26,509
Financial liabilities	1,510	101	30	92	1,507	3,240
Lease liabilities	459	437	405	764	2,859	4,924

Interest Expense:
Corporate borrowings(1)	96	96	80	149	837	1,258
Non-recourse borrowings	1,046	968	846	1,353	2,951	7,164

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0%.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $440 million per year based on the December 31, 2021 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
162 Brookfield Infrastructure

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2021, 2020, and 2019:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2021	2020	2019
Cash from operating activities	$2,772	$2,530	$2,143
Cash used by investing activities	(1,173)	(4,609)	(11,372)
Cash (used by) from financing activities	(995)	2,126	9,542
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2021 vs. 2020
Cash from operating activities
Cash from operating activities totaled $2.8 billion during the year ended December 31, 2021, an increase of $0.2 billion from the same period in 2020. Operating cash flows benefited from initial contributions from acquisitions completed during the year, organic growth from our existing operations, and the impact of foreign exchange, which increased U.S. dollar operating cash flows. The increase was partially offset by the impact of recently completed dispositions and finance lease receivables signed at our North American residential energy infrastructure operation, where the operation presents an outflow for the cost of inventory within operating cash flows.
Cash used by investing activities
Cash used by investing activities was $1.2 billion during the year ended December 31, 2021, a decrease of $3.4 billion from the same period in 2020. Investing activities during the year reflect the impact of our capital recycling strategy, with our partnership realizing proceeds from the sale of subsidiaries and investments in associates, net of acquisitions of $0.8 billion, as compared to $3.0 billion of net capital deployed in 2020. In addition, the partnership invested $2.0 billion into long-lived assets and financial assets during 2021 as compared to $1.7 billion during the year ended December 31, 2020.
Cash (used by) from financing activities
Cash used by financing activities totaled $1.0 billion for the year ended December 31, 2021, as compared to $2.1 billion received from financing during the same period in 2020. During the current year, the partnership generated $1.6 billion from borrowings and $1.1 billion of capital from equity issuances. These cash flows were more than offset by $1.3 billion of distributions paid to unitholders and $0.8 billion of net capital provided to non-controlling interests, primarily related to the acquisition of non-controlling interests of our Canadian diversified midstream operation in the fourth quarter of 2021 and distribution from proceeds of dispositions. Current year results also include the repayment of a $0.5 billion deposit from our parent and $1.0 billion of capital used to settle lease and other liabilities. Cash from financing activities during the prior year was driven by $1.0 billion of net capital provided by non-controlling interests, primarily related to the acquisition of our telecom tower operation in India and $1.7 billion of net borrowings, partially offset by $1.1 billion of distributions paid to unitholders.
Brookfield Infrastructure 163

2020 vs. 2019
Cash from operating activities
Cash from operating activities totaled $2.5 billion during the year ended December 31, 2020, an increase of $0.4 billion from the same period in 2019. Operating cash flows benefited from initial contributions from acquisitions completed during 2020 and organic growth from our existing operations, partially offset by the impact of foreign exchange, in particular a 23% decline in the Brazilian real which lowered U.S. dollar operating cash flows by approximately $196 million.
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
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.03% managing general partner interest. As of December 31, 2021, Brookfield holds a 29.60% interest in the Holding LP through Redeemable Partnership Units and an additional 0.37% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
164 Brookfield Infrastructure

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
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020 received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each have the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
Brookfield’s economic interest in our partnership is approximately 27.2% on a fully-exchanged basis.
Brookfield’s 0.37% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1827 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.198 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2021, the Holding LP paid incentive distributions of $206 million (2020: $183 million, 2019: $158 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units. Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
In November 2021, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 15,259,720 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on November 29, 2021 and will terminate on November 28, 2022, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year.
Brookfield Infrastructure 165

Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the period, our partnership issued 232,701 units (2020: 224,188 units) for proceeds of $12 million (2020: $9 million).
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2021	December 31, 2020
Redeemable Partnership Units, held by Brookfield	129,057,292	121,952,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	305,265,498	295,429,987
Total	435,923,200	418,983,389
In November 2021, Brookfield Infrastructure issued 9.5 million units at $58.65 per unit in public offerings in the U.S. and Canada. In total, $556 million of gross proceeds were raised through the issuance and $23 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 7.1 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield for additional gross proceeds of $400 million.
During 2021 and 2020, our outstanding issued Redeemable Partnership Units changed as follows:

	2021		2020
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,328	121,952,992	$2,328	121,952,990
Redeemable Partnership Units issued	400	7,104,300	—	—
Outstanding at end of year	$2,728	129,057,292	$2,328	121,952,990
During 2021 and 2020, our outstanding issued Special General Partner Units changed as follows:

	2021		2020
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	1,600,410	$19	1,600,410
Outstanding at end of year	$19	1,600,410	$19	1,600,410
During 2021 and 2020, our outstanding issued Managing General Partner Units changed as follows:

	2021		2020
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$5,526	295,429,987	$5,495	293,528,515
Units issued	545	9,709,601	9	224,188
Units repurchased and cancelled	—	—	—	(100)
Exchanged from BIPC exchangeable shares	1	24,366	18	1,388,874
Exchanged from Exchange LP Units	2	101,544	4	288,510
Outstanding at end of year	$6,074	305,265,498	$5,526	295,429,987
166 Brookfield Infrastructure

During 2021 and 2020, our outstanding issued BIPC exchangeable shares changed as follows:

	2021		2020
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares	Book Value	Shares
Outstanding at beginning of year	$(19)	44,960,449	$—	—
BIPC exchangeable shares issued	1,770	28,130,103	—	46,349,323
BIPC exchangeable shares exchanged from BIPC Exchangeable LP Units	5	371,327	—	—
BIPC exchangeable shares exchanged to units	(1)	(24,366)	(19)	(1,388,874)
Outstanding at end of year	$1,755	73,437,513	$(19)	44,960,449
In November 2021, BIPC, a subsidiary of our partnership issued 2.1 million BIPC exchangeable shares at $62.70 per share in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
In October 2021, BIPC issued 8.1 million BIPC exchangeable shares for a fair value of $502 million in connection with the acquisition of our Canadian diversified midstream operation.
During the August and September 2021, BIPC issued 17.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of our Canadian diversified midstream operation.
On March 31, 2020, BIPC issued 46.3 million BIPC exchangeable shares to unitholders as part of the BIPC special distribution. The distribution resulted in no cash proceeds to the partnership.
During 2021 and 2020, our outstanding issued Exchangeable units changed as follows:

	2021		2020
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$156	1,074,338	$159	1,236,156
BIPC Exchangeable LP Units issued	259	4,075,217	—	—
Exchange LP Units issued	—	—	—	126,692
BIPC Exchangeable LP Units exchanged to BIPC exchangeable shares	(5)	(371,327)	—	—
Exchange LP Units exchanged to units	(2)	(101,544)	(3)	(288,510)
Outstanding at end of year	$408	4,676,684	$156	1,074,338
During the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 4.1 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation.
Brookfield Infrastructure 167

The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2021	December 31, 2020
Holding LP Series 1 Preferred Units	4,989,265	4,989,265
Holding LP Series 3 Preferred Units	4,989,262	4,989,262
Holding LP Series 5 Preferred Units	—	9,986,588
Holding LP Series 7 Preferred Units(1)	11,979,750	11,979,750
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	8,000,000
Holding LP Series 14 Preferred Units	8,000,000	—
Total	55,881,062	57,867,650

(1)On February 25, 2022, our partnership announced its intention to redeem all of its issued and outstanding Series 7 Preferred Units on March 31, 2022. The corresponding Holding LP Series 7 Preferred Units will also be redeemed on March 31, 2022.
During 2021 and 2020, our outstanding issued Preferred Units changed as follows:

	2021		2020
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,130	57,867,650	$935	49,867,650
Units issued	194	8,000,000	195	8,000,000
Units repurchased and cancelled	(186)	(9,986,588)	—	—
Outstanding at end of year	$1,138	55,881,062	$1,130	57,867,650
During the year ended December 31, 2021, our partnership redeemed all of its outstanding Series 5 Preferred Units for $206 million. Losses on redemption of $20 million were recognized directly in equity (2020: our partnership did not repurchase or redeem any preferred units).
On January 21, 2021, our partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
In September 2020, our Limited Partnership Agreement was amended to create the Series 13 Preferred Units. The limited partnership agreement of the Holding LP was also amended in September 2020 to create the Holding LP Series 13 Preferred Units with terms substantially mirroring the Series 13 Preferred Units. Our Partnership issued 8 million Series 13 Preferred Units at an offering price of $25 per Series 13 Preferred Unit under its shelf registration in the United States. In January 2021, our Limited Partnership Agreement was amended to create the Series 14 Preferred Units. The limited partnership agreement of the Holding LP was also amended in January 2021 to create the Holding LP Series 14 Preferred Units with terms substantially mirroring the Series 14 Preferred Units. Our Partnership issued 8 million Series 14 Preferred Units at an offering price of $25 per Series 14 Preferred Unit under its shelf registration in the United States.
On February 25, 2022, our partnership announced its intention to redeem 11,979,750 issued and outstanding Series 7 Preferred Units, which represents all of the issued and outstanding Series 7 Preferred Units, at $25 per unit on March 31, 2022.
168 Brookfield Infrastructure

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
•Midstream - Midstream assets are strategically located, difficult to replicate and have a strong contracted cash flow profile. Their scarcity value is supported by the fact that they are often the only connections between supply and demand centers. In addition, with the emergence of new resources and growing demand, there is a large funding gap of infrastructure build-out, making these assets primed to benefit from future growth.
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
Brookfield Infrastructure 169

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
Notwithstanding the benefits for our business, expectations of quantitative tightening and a rising interest rate environment have recently caused significant stock market volatility. This volatility has been most pronounced in the technology sector, where we have seen a large pullback in valuations to start the year. Although we expect our unit price to move with broader market sentiment, we believe the underlying value of our privately owned infrastructure assets will be less impacted. We expect that private buyers of infrastructure assets, especially those for high-quality, de-risked essential infrastructure, take a longer-term view and are less influenced by short-term economic conditions or sentiment.
Our primary focus for the upcoming year is to advance our pipeline of transactions that are well progressed. We also remain focused on the integration plans at our recently acquired businesses and executing on our organic capital project initiatives.
5.E CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our company’s consolidated financial statements, which we consider to be critical, are outlined below.
170 Brookfield Infrastructure

(i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2021 and 2020. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
(ii)Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2021. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
Our partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The adoption did not have a significant impact on our partnership’s financial reporting.
Brookfield Infrastructure 171

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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	72	Chair	Director
Jeffrey Blidner Toronto, Canada	73	Director	Vice Chairman of Brookfield Asset Management
William Cox(2) Pembroke, Bermuda	59	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	49	Director	Senior Managing Director of Mediobanca
John Mullen(2) Sydney, Australia	66	Director	Director, Telstra Limited
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	48	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	62	Director	Senior Advisor of Egon Zehnder

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
172 Brookfield Infrastructure

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Asset Management, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
John Mullen. John was appointed as a director of the General Partner on May 5, 2021. John also serves on the board of directors of BIPC. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.
Brookfield Infrastructure 173

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
Rajeev Vasudeva.   Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves on the board of directors of BIPC. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield Asset Management’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 1,000 investment professionals and 180,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 44,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Sam Pollock	55	32	27	Chief Executive Officer
David Krant	35	14	10	Chief Financial Officer
Ben Vaughan	50	24	21	Chief Operating Officer
174 Brookfield Infrastructure

Each of the members of this team has substantial deal origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large complex transactions. Members of this team have also been integral in building and developing Brookfield’s utilities, transport, midstream and data operations. Set forth below is biographical information for Messrs. Pollock, Krant and Vaughan:
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
Brookfield Infrastructure 175

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
176 Brookfield Infrastructure

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
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including Brookfield Infrastructure, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
Brookfield Infrastructure 177

The table below sets forth the management fees for the years ended December 31, 2021, 2020 and 2019, respectively.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Base management fee	$394	$302	$270
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
6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2021, our General Partner paid each of its directors (other than the chairperson) $125,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2021 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2021 fiscal year $175,000. Members of our partnership’s, and BIPC’s, audit committee (other than the chairperson) were paid an additional $10,000 by our General Partner during the year ended December 31, 2021 for serving in such positions. Also, during the year ended December 31, 2021 an additional amount of $20,000 was paid to the chairperson of our partnership’s, and BIPC’s, audit committee, making the audit committee chairperson’s total remuneration for the 2021 fiscal year $160,000. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our General Partner.
In coordination with BIPC, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
180 Brookfield Infrastructure

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
Size, Independence and Composition of the Board of Directors
Our General Partner’s board of directors is currently set at seven directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of our General Partner’s shareholders and subject to its Bye-laws. At least three directors and at least a majority of the directors holding office must be independent of our General Partner and Brookfield, as determined by the full board of directors using the standards for independence established by the NYSE.
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
Brookfield Infrastructure 181

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
Action by the Board of Directors
Our General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. Our General Partner’s board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.
182 Brookfield Infrastructure

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
Brookfield Infrastructure 183

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
184 Brookfield Infrastructure

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
Brookfield Infrastructure 185

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
186 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2021.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Asset Management Inc.(3),(4)	137,982,130	(3)	31.1%	(3)
Bank of Montreal and its affiliates(5)	21,906,646	(5)	7.2%	(5)
Capital World Investors(6)	19,659,851	(6)	6.4%	(6)

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
(2)The percentages shown are based on 305,265,498 units outstanding as of December 31, 2021 and in the case of Brookfield Asset Management, 137,732,485 additional units upon exchange of all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Asset Management.
(3)Brookfield Asset Management may be deemed to be the beneficial owner of 137,982,130 of our units that it holds through wholly-owned subsidiaries, constituting approximately 31.1% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Asset Management are exchanged for our units. This amount includes 249,645 of our units beneficially held directly or indirectly by Brookfield Asset Management. In addition, BAM Partners Trust (the “BAM Partnership”) may be deemed a beneficial owner of our units that are beneficially owned by Brookfield Asset Management. The business address of Brookfield Asset Management and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
(4)Brookfield’s economic interest in our partnership is approximately 27.2% on a fully exchanged basis.
(5)Based on a Schedule 13G filed by Bank of Montreal on February 11, 2022. The business address of Bank of Montreal is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1.
(6)Based on a Schedule 13G filed by Capital World Investors on February 15, 2022. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
Our major unitholders have the same voting rights as all other holders of our units.
Recent Changes in Unit Ownership
On April 6, 2021, Partners Limited completed the transfer of 85,120 class B limited voting shares of Brookfield Asset Management, representing 100% of such shares, to the BAM Partnership. As a result of this transaction, Partners Limited no longer beneficially owns the units that are directly or indirectly held by Brookfield Asset Management as indicated in the table above.
Record Ownership
As of December 31, 2021, 47,366 of our outstanding units were held by 486 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2021, DTC was the holder of record of 94,864,800 units.
Brookfield Infrastructure 187

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
188 Brookfield Infrastructure

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
Brookfield Infrastructure 189

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
190 Brookfield Infrastructure

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
Brookfield Infrastructure 191

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
BIPC Registration Rights Agreement
Upon completion of the special distribution, our partnership, BIPC and Brookfield entered into a registration rights agreement (the “BIPC Registration Rights Agreement”), which is comparable to the BIP Registration Rights Agreement. Under the BIPC Registration Rights Agreement, BIPC agreed that, upon the request of Brookfield, BIPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of the BIPC Exchangeable Shares held by Brookfield. In the BIPC Registration Rights Agreement, BIPC agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.
Incentive Distributions
Brookfield holds a 0.37% interest in Holding LP through the Special General Partner Units held by Infrastructure Special LP and also serves as the General Partner. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. In consideration for serving as the general partner of the partnership and special general partner of Holding LP, Brookfield is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. To the extent distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.203 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.22 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. The above thresholds of $0.203 and $0.22 were reduced on the completion of the special distribution to give effect to the special distribution, to $0.1827 and $0.1980. The value of the special distribution was not included in the relevant quarterly incentive distribution calculation. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”
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
192 Brookfield Infrastructure

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
Special General Partner Distributions
Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP’s special general partnership interest in the Holding LP which is equal to 0.37% of the total distributions on the units of the Holding LP. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distributions.”
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
Brookfield Infrastructure 193

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
194 Brookfield Infrastructure

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
Brookfield Infrastructure 195

Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our partnership’s strategy, and the strategy of our investment activities, and of the Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Infrastructure, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be resolved in the most favorable manner to the interests of Brookfield Infrastructure and/or of Brookfield Accounts in which we invest.
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, including our conflicts protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
196 Brookfield Infrastructure

Brookfield’s activities include, among others:(i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Infrastructure’s ability to successfully implement its strategies or achieve its investment objectives.
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
As describe further below under “Resolution of Conflicts”, our conflicts management policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts management policy focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts management policy, certain conflicts of interest do not require the approval of our General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be resolved in a manner that is favorable to Brookfield Infrastructure, Brookfield Accounts in which we invest or our unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our partnership.
Brookfield Infrastructure 197

As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to “Brookfield Infrastructure”, “we”, “us” or “our” should be understood to include BIPC.
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

198 Brookfield Infrastructure

Where the investment mandates of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, including among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) the expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax structuring, compliance, investment-specific, timing and similar considerations). The factors considered by Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely.

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

Brookfield Infrastructure 199

•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including the partnership and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts. In addition, Brookfield’s allocation of investment opportunities could benefit Brookfield in other ways, including increased attractiveness of the units of, and commitments to, other Brookfield Accounts.

•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Infrastructure or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for the partnership or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by the partnership’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole and absolute discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of the partnership, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Related-Party Investor, and/or one or more third parties. The partnership, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity, Brookfield Infrastructure and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Infrastructure or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Infrastructure or the relevant Brookfield Account.

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

200 Brookfield Infrastructure

Brookfield may determine, on behalf of Brookfield Infrastructure, that Brookfield Infrastructure will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign Brookfield Infrastructure’s right to participate in a co-investment opportunity to any other individual or entity.

In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to Brookfield Infrastructure and other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.

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

In addition, there is no requirement that any co-investment offered by a Brookfield Account be made or disposed of at the same time or on the same terms for each co-investor. For example, investors may participate in co-investment opportunities at a different time than Brookfield Infrastructure, which will also impact returns realized by such co-investors relative to Brookfield Infrastructure.

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

Certain investors in Brookfield Accounts are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Infrastructure does not entitle any unitholder to allocations of co-investment opportunities (either alongside the partnership or any other Brookfield Account) and unitholders generally will not have any right to receive co-investment opportunities.
Brookfield Infrastructure 201

•Co-Investment Expenses. Co-investors (including Brookfield Infrastructure to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and, in certain cases, may be required to pay their pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

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

202 Brookfield Infrastructure

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
Brookfield Infrastructure 203

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
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in (a) third-party general partner led recapitalizations of closed-end funds, joint ventures, other investment vehicles, and assets where the third-party general partner maintains the day-to-day responsibility for the assets, (b) limited partner interests in commingled investment vehicles at discount to NAV, (c) co-investments in specific assets alongside the general partner or its managed vehicles at preferential rates, and (d) structured solutions and/or preferred equity plays (collectively, “Secondary Investments”). These Secondary Investments may be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Infrastructure, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Infrastructure and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Infrastructure or a Brookfield Account in which we invest for market share or other matters.

204 Brookfield Infrastructure

In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Infrastructure’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and Brookfield Infrastructure and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.

•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with Brookfield Infrastructure’s or Brookfield Accounts’ in which we invest and conflicts are likely arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Infrastructure’s or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Infrastructure’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Related-Party Investor that could compete or conflict with the advice Brookfield gives to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Related-Party Investor could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Infrastructure and/or Brookfield Accounts in which Brookfield Infrastructure is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

Brookfield Infrastructure 205

In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Related-Party Investor, Brookfield could face certain conflicts of interest between the interests of Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Related-Party Investor. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Related-Party Investor may be made without regard to the interests of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
Subject to applicable law and our conflicts management policy, Brookfield from time to time will cause Brookfield Infrastructure or a Brookfield Account in which we are invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Related-Party Investor or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Related-Party Investor or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if Brookfield Infrastructure invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from Brookfield Infrastructure, which would present the opposite conflict. In situations where we pursue (or a Brookfield Account in which we invest) a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Related-Party Investor or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Related-Party Investor or the Brookfield Account. In situations where our activities (or the activities of a Brookfield Account in which we are invested) enhance the profitability of Brookfield, the Related-Party Investor or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Related-Party Investor’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of Brookfield Infrastructure or the Brookfield Account in which we are invested.

206 Brookfield Infrastructure

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
Brookfield Infrastructure 207

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
208 Brookfield Infrastructure

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
Brookfield Infrastructure 209

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
210 Brookfield Infrastructure

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
Brookfield Infrastructure 211

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Related-Party Investor and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield, the Related-Party Investor or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Infrastructure, conflicts of interest, including among others those described below, will arise.
Brookfield, the Related-Party Investor and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than Brookfield Infrastructure (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
212 Brookfield Infrastructure

Brookfield, the Related-Party Investor and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that we will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Related-Party Investor and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Related-Party Investor and/or other Brookfield Accounts holding interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we are invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which we are invested) could be subordinated to interests of Brookfield, the Related-Party Investor and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which we are invested). The conflicts between such parties and Brookfield Infrastructure will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we are invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Related-Party Investor and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of Brookfield Infrastructure.
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
Brookfield Infrastructure 213

If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Infrastructure, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Infrastructure’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested, our portfolio companies or the unitholders, which may materially and adversely affect Brookfield Infrastructure, the Brookfield Account in which we are invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by Brookfield Infrastructure, Brookfield Account in which we are invested, at a loss of the entire investment. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Infrastructure, a Brookfield Account in which we are invested or an underlying investment to provide services or financing to us, the Brookfield Account in which we are invested or the underlying investment, Brookfield will have the sole right to, through or on behalf of Brookfield Infrastructure, the Brookfield Account in which we are invested or an underlying investment either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Infrastructure thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Infrastructure and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, and/or (v) resolution of liabilities in connection with an investment among the accounts. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.

214 Brookfield Infrastructure

As noted above, from time to time Brookfield Infrastructure and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, our interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Infrastructure and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including Brookfield Infrastructure and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Infrastructure and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which Brookfield Infrastructure and/or a Brookfield Account in which we are invested has a position. Brookfield Infrastructure and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of Brookfield Infrastructure and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by Brookfield Infrastructure or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

Brookfield Infrastructure 215

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Related-Party Investor, Brookfield Infrastructure and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Related-Party Investor, Brookfield Infrastructure and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Related-Party Investor, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Related-Party Investor, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of our General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Related-Party Investor and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Related-Party Investor, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Related-Party Investor, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Infrastructure (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
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
216 Brookfield Infrastructure

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Infrastructure, a Brookfield Account in which we are invested and/or portfolio companies. Brookfield Insurance Accounts could also provide financing to parties that purchase investments from a Brookfield Account in which we are invested.

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
Brookfield Infrastructure 217

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
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
218 Brookfield Infrastructure

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
Brookfield Infrastructure 219

•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions among various Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Infrastructure and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Infrastructure and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Infrastructure and other Brookfield Accounts.

There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Infrastructure (or any other Brookfield Account) and to ensure that Brookfield Infrastructure’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
220 Brookfield Infrastructure

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

Brookfield Infrastructure 221

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

222 Brookfield Infrastructure

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
Brookfield Infrastructure 223

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
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Infrastructure and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.

As noted in “Transactions among Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions among Portfolio Companies”.
224 Brookfield Infrastructure

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
Brookfield Infrastructure 225

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
226 Brookfield Infrastructure

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
Brookfield Infrastructure 227

•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we are invested) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Infrastructure and Brookfield Accounts in which we are invested) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance, operations and other similar expenses that relate to Brookfield Accounts (including the expenses of both internal and external legal, tax and compliance personnel). Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain costs and expenses, such as costs and expenses relating to support services performed for the benefit of Brookfield Infrastructure by Brookfield personnel and/or third party service providers, may be aggregated together with similar costs and expenses applicable to other Brookfield Accounts and split among Brookfield Infrastructure and such other Brookfield Accounts in a manner determined by Brookfield, in its sole discretion, to be fair and reasonable (which may include, among other possible methodologies, allocating based on the relative sizes of the relevant Brookfield Accounts). In these cases, such aggregation will result in Brookfield Infrastructure and/or Brookfield Accounts in which we are invested bearing a portion of costs and expenses that relate to services performed for the benefit of other Brookfield Accounts (while such other Brookfield Accounts will bear a portion of costs and expenses that relate to services performed for Brookfield Infrastructure). Any such allocation could result in Brookfield Infrastructure bearing higher portion of such costs and expenses than it would under a different allocation methodology.

Certain expenses are suitable for only Brookfield Infrastructure or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Infrastructure and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Infrastructure and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Infrastructure (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation (which may include services by Brookfield personnel and/or third party service providers). Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Infrastructure) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account. Similarly, expenses that are expected to be borne by a particular investor or a third party may be allocated to a Brookfield Account (including Brookfield Infrastructure) to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account or bespoke reporting or other similar arrangements.

228 Brookfield Infrastructure

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
Brookfield Infrastructure 229

•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Infrastructure, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending and loan special servicing; development oversight; development management; investment banking (including participation by Brookfield-affiliated broker-dealers in the underwriting syndicates for securities issuances by Brookfield Accounts or the portfolio companies of Brookfield Accounts); advisory; consulting; entitlement; acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial; the placement and provision of insurance policies and coverage, including risk retention and/or insurance captives; development; construction and design (including oversight thereof); real estate and property management (and oversight thereof); leasing, power marketing, operational, legal, financial, compliance, tax, back office, environmental, social and governance related services, brokerage, corporate secretarial, accounting, human resources, bank account management; transaction support; fund administration; accounting and reporting (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).
To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates approved by the Brookfield Account that receives the services pursuant to an Affiliate Services rate schedule (the “Rate Schedule”); (ii) at rates for the relevant service that Brookfield reasonably believes are consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); (iii) at cost (including an allocable share of internal costs) plus an administrative fee of 15%; or (iv) at any other rates with the approval of our General Partner’s independent directors (for services provided to the partnership) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which we are invested or a portfolio company thereof).
Brookfield Infrastructure is currently, and expects to be in the future, engaged to provide certain Affiliate Services to Brookfield Accounts and assets and/or portfolio companies thereof (including Brookfield Accounts in which Brookfield Infrastructure is invested). When Brookfield Infrastructure is engaged to provide Affiliate Services, such services will generally be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee, which is expected to be lower than prevailing arm’s length market rates for the services. This reduced level of compensation earned by Brookfield Infrastructure is and will be offset in part by the corresponding benefit Brookfield Infrastructure will receive as an investor in the Brookfield Accounts receiving the Affiliate Services (i.e., in the form of lower operational costs borne by the Brookfield Accounts).

230 Brookfield Infrastructure

In furtherance of the foregoing, Brookfield Infrastructure intends to have strategic or operations professionals with established industry expertise advise on a range of activities related to infrastructure development investments and assets, including participating in the origination, identification, assessment, pursuit, coordination, underwriting, execution and consummation of infrastructure development opportunities. Such activities give rise to certain conflicts of interests and while such activities are similar to those services provided by other Brookfield Affiliates in their capacity as manager of a Brookfield Account, they otherwise would have been provided by independent third parties in this context. Moreover, while as noted above the compensation payable by the Brookfield Account or applicable investment or asset to Brookfield Infrastructure in respect of the Affiliate Services provided by Brookfield Infrastructure is expected to be lower than prevailing arm’s length market rates, Brookfield Infrastructure will not receive any portion of Brookfield’s management fee for such activities, and Brookfield’s management fee will not be offset as a result of such activities.
For the avoidance of doubt, where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the amount charged or allocated (whether such Affiliate Services are provided in accordance with the Rate Schedule, at the Affiliate Service Rate cost plus an administrative fee, or otherwise may include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) a pass-through of costs including (a) compensation for personnel (including salary and incentive compensation), expenses (including human resources, rent and office services, talent acquisition, professional development, travel, professional fees), and other benefits, as reasonably allocated, and (b) information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service and will, in certain cases, be based on estimates made by Brookfield in its sole discretion in good faith). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Infrastructure or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Infrastructure and Brookfield Accounts in which we are invested.

Brookfield expects (but will not be obligated) to utilize a number of different methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine the portion of pass-through and other costs to be allocated to one or more Brookfield Accounts and/or their investments in respect of Affiliate Services, including those provided by Brookfield, Brookfield Infrastructure and/or another Brookfield Account. The methodologies utilized for allocating costs will include one or more of the following methodologies as well as other methodologies deemed fair and reasonable by Brookfield over time: (i) the amount of time spent by employees providing such services (including on the basis of estimates and at a blended rate); (ii) the relative size of the assets, portfolio companies and/or potential investments receiving such service; and (iii) the estimated level of effort required to provide a service relative to other services provided by the same employees (for instance, the allocation of costs for employees providing financial reporting services could be allocated based on the estimated level of effort required for audited financial statements versus unaudited financials).

Brookfield Infrastructure 231

At all times, Brookfield (on behalf of the service provider) will endeavor to make these determinations fairly, reasonably and in an impartial manner. However, there can be no assurance that any determination will accurately reflect the actual value of Affiliate Services provided (including by Brookfield Infrastructure) in any particular situation, or that its own interests won’t influence its determinations, or that a different methodology would not have also been fair and reasonable and that such other methodology would not yield a different result. Moreover, it is possible that a Brookfield Account (including one in which Brookfield Infrastructure is invested) will bear a larger portion of costs than it otherwise would have if Brookfield did not face the conflicts of interest discussed herein. In addition, the methodologies that Brookfield utilizes are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation in the manner in which situations are addressed.

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
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield could nonetheless determine, in its sole discretion, to use Affiliate Service Rates, cost plus an administrative fee or otherwise in these situations).

232 Brookfield Infrastructure

If an Affiliate Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, (vii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is determined by a third party member of the syndicate, or (viii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Infrastructure and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield (or Brookfield Infrastructure) for any Affiliate Service will not be greater (or lower) than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time.

For the avoidance of doubt, fees and allocable share of costs may be charged for Affiliate Services (whether in accordance with the Rate Schedule, Affiliate Service Rates, costs plus an administrative fee, or otherwise) in advance based on estimated budgets (including estimates regarding costs), expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time periods, and to the extent determined by Brookfield to be required or warranted will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments.

Brookfield Infrastructure 233

In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of the partnership and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Infrastructure, unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Infrastructure, unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Infrastructure, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Infrastructure, unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Infrastructure and other Brookfield Accounts. Finally, Brookfield personnel expect to develop industry knowledge and technical expertise from their activities on behalf of Brookfield Infrastructure and Brookfield Accounts, the benefits of which will inure exclusively to Brookfield and its personnel and which will not reduce management fees or expenses.

Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined above.

From time to time, Brookfield may terminate any Affiliate Services arrangement or contracts related thereto, including those with Brookfield Infrastructure and/or Brookfield Accounts in which we invest (either because we wish to terminate the arrangement or because Brookfield or another Brookfield Account or portfolio company thereof wishes to do so), which may include early termination prior to the expiration of any such arrangement or contract. In such instances, Brookfield will seek to act in the best interests of the Brookfield Accounts (including Brookfield Infrastructure), taking into account the applicable facts and circumstances at such time, including the approach Brookfield would expect to take in similar circumstances with a third party.
234 Brookfield Infrastructure

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
Brookfield Infrastructure 235

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
236 Brookfield Infrastructure

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
Brookfield Infrastructure 237

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
238 Brookfield Infrastructure

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
Brookfield Infrastructure 239

Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of the partnership or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our General Partner’s independent directors in the conflicts management policy, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.

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
240 Brookfield Infrastructure

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
Brookfield Infrastructure 241

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
242 Brookfield Infrastructure

As such, when these support and other services described above are provided, Brookfield Infrastructure will directly, or indirectly through a Brookfield Account in which we are invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, (including an allocable share of internal costs) plus an administrative fee, in accordance with clause (iii) of the second paragraph under “Affiliated and Related-Party Services and Transactions” above. As described above, such internal costs will include an allocable portion of the compensation (including incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Infrastructure or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Infrastructure or another Brookfield Account. See “Affiliated and Related-Party Services and Transactions” above for a discussion regarding the allocation of costs among one or more Brookfield Accounts.

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
Brookfield Infrastructure 243

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
244 Brookfield Infrastructure

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
Brookfield Infrastructure 245

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
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Infrastructure and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Related-Party Investor and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Infrastructure and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Related-Party Investor and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Infrastructure and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Infrastructure).
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Infrastructure and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including unitholders, analysts, investors and other third parties) may disagree with such valuations. Given the nature of the proposed investment entities, and the significant uncertainty and volatility in the current financial markets due to COVID-19, valuation of assets, especially distressed assets or assets impacted by dislocation, may be difficult. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
246 Brookfield Infrastructure

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
Brookfield Infrastructure 247

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
248 Brookfield Infrastructure

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
Brookfield Infrastructure 249

RESOLUTION OF CONFLICTS

•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts protocols that have been approved by our General Partner’s independent directors. Such protocols were put in place in recognition of the benefit to Brookfield Infrastructure of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the protocol focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favorable to Brookfield Infrastructure or our unitholders.
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
250 Brookfield Infrastructure

See Item 3.D. “Risk Factors — Risks Related to Our Relationship with Brookfield — Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.”
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
Accordingly, the policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our conflicts management policy may be amended from time to time at the discretion of our General Partner. Conflicts may not be resolved in a manner that is favorable to Brookfield Infrastructure or our unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and our operations.
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
Brookfield Infrastructure 251

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership and the BIPC exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.7% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 16.9% indirect interest in our partnership in the form of BIPC exchangeable shares held by Brookfield and the public.
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
252 Brookfield Infrastructure

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
Other Related Party Transactions
Brookfield Infrastructure is the borrower under a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The independent directors of our General Partner approved Brookfield Infrastructure’s entry into this revolving credit facility on February 8, 2018. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2021, there were no borrowings outstanding.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2021, our net deposit from Brookfield was $nil (December 31, 2020: net deposit with Brookfield was $545 million) and Brookfield Infrastructure incurred interest expense of $3 million for the year ended December 31, 2021 (2020: $1 million, 2019: $4 million).
From time to time, Brookfield and its related entities may purchase securities offered by our group.
Brookfield Infrastructure 253

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
Credit Support
A wholly-owned subsidiary of BIPC guarantees (i) any unsecured debt securities issued by Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) any subordinated debt securities issued by Alberta Finco or Bermuda Holdco, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (iii) the senior preferred shares of BIP Investment Corporation, or BIPIC, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BIPIC, (iv) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of our partnership, (v) the obligations of Brookfield Infrastructure under its bilateral credit facilities, and (vi) the obligations of Can Holdco under its commercial paper program.
254 Brookfield Infrastructure

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
Promissory Notes and Demand Deposits
As partial consideration for the transfer of our Brazilian regulated gas transmission operation and U.K. regulated distribution operation to BIPC in connection with the special distribution, BIPC issued to our partnership loans payable of approximately $1,042 million in the aggregate pursuant to an interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and an interest bearing promissory note issued by BIPC in favor of Holding LP. These promissory notes were subsequently assigned to another subsidiary of our partnership.
As partial consideration for exchangeable shares issued during the year, BIPC established a loan receivable of approximately $1,114 million with our partnership pursuant to a demand deposit with Canada HoldCo in favor of BIPC.
BIPC and our partnership agreed to settle the loan payable balance then outstanding under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
BIPC may, from time to time, enter into additional lending or borrowing arrangements with our partnership. As a result, our BIPC may become party to promissory notes and other agreements related to such financing arrangements with our partnership.
Brookfield Infrastructure 255

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
256 Brookfield Infrastructure

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
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 1 Preferred Units, Series 3 Preferred Units, Series 7 Preferred Units, Series 9 Preferred Units and Series 11 Preferred Units are listed on the TSX under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.D”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our Series 13 Preferred Units and Series 14 Preferred Units are listed on the NYSE under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
Brookfield Infrastructure 257

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
258 Brookfield Infrastructure

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

Brookfield Infrastructure 259

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

BIPC Exchangeable LP Units and the Support and Exchange Agreement
In connection with the acquisition of all of the outstanding common shares of Inter Pipeline in the third and fourth quarter of 2021, Canadian residents had the election to receive a BIPC Exchangeable LP Unit of BIPC Exchange LP, instead of cash, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. The BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. BIPC Exchangeable LP Units are not transferrable, except upon the death of a holder. Holders of BIPC Exchangeable LP Units are entitled at any time to require our partnership to purchase (directly or indirectly) any or all BIPC Exchangeable LP Units held by them and to receive in exchange one BIPC exchangeable share, plus the full amount of all declared and unpaid distributions on the BIPC Exchangeable LP Units and all distributions declared on one BIPC exchangeable share that have not yet been declared or paid on the BIPC Exchangeable LP Units (the “BIPC Distribution Amount”), if any.
BIP has the right, commencing on the tenth anniversary of the date the BIPC Exchangeable LP Units were first issued, being August 20, 2021, to purchase all of the then outstanding BIPC Exchangeable LP Units in exchange for one BIPC exchangeable share for each outstanding BIPC Exchangeable LP Unit plus the BIPC Distribution Amount, if any. The final exchange date may be accelerated if certain conditions are met.
Under the support agreement between us, BIPC, BIPC Exchange LP and the other parties thereto (the “Support and Exchange Agreement”), the parties have covenanted that, so long as such BIPC Exchangeable LP Units not owned by us or our subsidiaries are outstanding, among other things: (a) BIPC will not declare or pay any distribution on BIPC exchangeable shares unless on the same day BIPC Exchange LP declares or pays, as the case may be, an equivalent distribution on the BIPC Exchangeable LP Units (b) our partnership will take all actions reasonably necessary to ensure that BIPC Exchange LP has sufficient money to pay such distribution; (c) BIPC will take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the BIPC Exchangeable LP Units are the same as those for any corresponding distributions on the BIPC exchangeable shares; and (d) BIP will take all actions reasonably necessary to ensure that the requisite number of BIPC exchangeable shares are delivered to holders of BIPC Exchangeable LP Units in the event of an exchange request by a holder of BIPC Exchangeable LP Units, a liquidation, dissolution or winding up of BIPC Exchange LP or a final exchange of BIPC Exchangeable LP Units, as the case may be.

260 Brookfield Infrastructure

The Support and Exchange Agreement also provides that, without the prior approval of BIPC Exchange LP and the holders of BIPC Exchangeable LP Units, BIPC will not distribute our BIPC exchangeable shares or rights to subscribe for BIPC exchangeable shares or other property or assets to all or substantially all of holders of BIPC exchangeable shares, change any of the rights, privileges or other terms of BIPC exchangeable shares, or change the then outstanding number of BIPC exchangeable shares into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the BIPC Exchangeable LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting BIPC exchangeable shares, our partnership and BIPC Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of BIPC Exchangeable LP Units to participate in such transaction to the same extent and on an economically equivalent basis as holders of BIPC exchangeable shares.

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
Brookfield Infrastructure 261

The Series 1 Preferred Units are redeemable by our partnership on June 30 in every fifth year after June 30, 2020 for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2020 for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2025 and on December 31 every five years thereafter. The Series 7 Preferred Units are redeemable by our partnership on March 31, 2022 and on March 31 every five years thereafter for C$25.00 per Series 7 Preferred Unit, together with all accrued and unpaid distributions. On February 25, 2022, our partnership announced its intention to redeem all of the issued and outstanding Series 7 Preferred Units on March 31, 2022. The Series 9 Preferred Units are redeemable by our partnership on March 31, 2023 and on March 31 every five years thereafter for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2023 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31, 2023 and on December 31 every five years thereafter for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2023 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 15, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions. The Series 15 Preferred Units are issuable upon the automatic exchange of the 5.000% subordinated notes due 2081 (the “2081 Notes”) issued by Alberta Finco in May 2021. Subject to early redemption provisions, the Series 15 Preferred Units are redeemable by our partnership any time on or after May 24, 2026 for $25.00 per Series 15 Preferred Unit, together with all accrued and unpaid distributions.
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
Brookfield Infrastructure 263

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 3.974% annually for the period ending June 30, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending December 31, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2022. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.000% annually. Holders of the Series 15 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2081 Notes (had such 2081 Notes remained outstanding).
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
276 Brookfield Infrastructure

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
Transfer Agent and Registrar
Computershare Inc. in Canton, Massachusetts, U.S.A. and Computershare Investor Services Inc. in Toronto, Ontario, Canada have been appointed to act as transfer agent and registrar for the purpose of registering our units and Class A Preferred Units and transfers of our units and Class A Preferred Units, as applicable, as provided in our Limited Partnership Agreement.
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
Brookfield Infrastructure 277

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
278 Brookfield Infrastructure

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
Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.8% assuming the exchange of the Redeemable Partnership Units (including the approximately 249,645 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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
Brookfield Infrastructure 279

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

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.5400		$2.1600
First distribution threshold		$0.1827		$0.7308
Total units of Holding LP	514
Total first distribution			$94		$376
Distribution in excess of first distribution threshold		$0.0153		$0.0612
Total units of Holding LP	514
Second distribution to partners			$8		$32
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$9		$36
Distribution in excess of second distribution threshold		$0.3420		$1.3680
Total units Holding LP	514
Third distribution to partners			$176		$704
25% incentive distribution to the holder of Special General Partner Units			59		236
Total third distribution			$235		$940
Total distributions to partners (including incentive distributions)			$338		$1,352
Total incentive distributions to the holder of Special General Partner Units			$60		$240
280 Brookfield Infrastructure

The table below sets forth the incentive distributions for the years ended December 31, 2021, 2020 and 2019 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Incentive Distributions	$206	$183	$158
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
Brookfield Infrastructure 281

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
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

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
284 Brookfield Infrastructure

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
286 Brookfield Infrastructure

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
Brookfield Infrastructure 287

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
288 Brookfield Infrastructure

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
Brookfield Infrastructure 289

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
Each BIPC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). Our partnership may elect to satisfy its exchange obligation by acquiring such tendered BIPC exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our partnership). BIPC and our partnership currently intend to satisfy any exchange requests on the BIPC exchangeable shares through the delivery of units rather than cash. We therefore expect that the market price of BIPC exchangeable shares will be impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BIPC exchangeable shares and holders of units under the governing documents of BIPC and our partnership and applicable law, such as the right of holders of BIPC exchangeable shares to request an exchange of their BIPC exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of BIPC or our partnership, as applicable) and the redemption right of BIPC. Refer to the annual report on Form 20-F of BIPC dated March 9, 2022 for additional information.
Further, the BIPC exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by our partnership. Dividends on each BIPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Our partnership’s ownership of class C shares entitles it to receive dividends as and when declared by the board of directors of BIPC. The holders of the BIPC exchangeable shares are entitled to one vote for each BIPC exchangeable share held at all meetings of BIPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BIPC are entitled to vote separately as a class or series. The holders of the class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BIPC exchangeable shares. Except as otherwise expressly provided in the notice of articles and articles of BIPC or as required by law, the holders of BIPC exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. Refer to the annual report on Form 20-F of BIPC dated March 9, 2022 for additional information.
BIPC’s authorized share capital consists of (i) an unlimited number of BIPC exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series).
As of March 7, 2022, there were approximately 73.5 million BIPC exchangeable shares, one class B share and 1.4 million class C shares issued and outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
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
16.Support Agreement, dated October 15, 2018, as amended from time to time, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under Item 10.B “Memorandum and Articles of Association — Description of Our Units, Preferred Units and Our Limited Partnership Agreement — Exchange LP Units and the Support Agreement”;
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
18.Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”;
Brookfield Infrastructure 293

19.First Supplemental Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”;
20.Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. described under Item 10.B “Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement - BIPC Exchangeable LP Units and the Support and Exchange Agreement”;
21.Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources — Supplemental Financial Information — Alberta Finco”; and
22.First Supplemental Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”.
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
294 Brookfield Infrastructure

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
Brookfield Infrastructure 295

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
296 Brookfield Infrastructure

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
Brookfield Infrastructure 297

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
298 Brookfield Infrastructure

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
Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our partnership’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2027. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
Brookfield Infrastructure 299

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
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates.    Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our partnership, including our partnership’s allocable share of the base management fee or any other management fees.
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
Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. In the absence of any election to treat a U.S. Holder’s share of our partnership’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to our investment in a CFC may be characterized as ordinary income, and certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our partnership were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.
300 Brookfield Infrastructure

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
Medicare Tax
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our partnership’s income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by such U.S. Holders with respect to our partnership’s interest in a PFIC (and possibly gain with respect to any interest in a CFC). See “—Passive Foreign Investment Companies” and “—Controlled Foreign Corporations” below. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.
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
Brookfield Infrastructure 301

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
302 Brookfield Infrastructure

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
If you were to elect to treat your share of our partnership’s interest in a PFIC as a “qualified electing fund” (“QEF Election”), for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later. Based on current IRS guidance, we have made a QEF Election on behalf of all U.S. Holders with respect to one or more PFICs held indirectly. However, under recently issued proposed Treasury Regulations, we generally would not be permitted to make a QEF Election on behalf of U.S. Holders. These regulations, if finalized as proposed, would also generally require a U.S. person who makes a QEF Election with respect to an interest in a PFIC held indirectly through a partnership to notify the partnership of the QEF Election. The application of these proposed Treasury Regulations to publicly traded partnerships and their holders is subject to significant uncertainty. U.S. Holders should consult their own tax advisers regarding the implications of the proposed Treasury Regulations for their ownership and disposition of their units.
Brookfield Infrastructure 303

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that one or more of our corporate subsidiaries is likely to be classified as a PFIC. In addition, we may decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure”, below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
304 Brookfield Infrastructure

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements, the recently proposed Treasury Regulations, and the advisability of making a QEF Election, a special election under the Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our partnership.
Controlled Foreign Corporations
A non-U.S. entity will be treated as a CFC if it is classified as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.
If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then any gain allocated to you from our disposition of an equity interest in the CFC may be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC, as calculated under the CFC rules.
Based on our organizational structure, our General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs, and we may acquire interests in other entities classified as CFCs in the future. In addition, our General Partner currently believes that one or more of our existing Holding Entities are likely to be classified as both CFCs and PFICs for U.S. federal income tax purposes. Recently issued Treasury Regulations are intended to address the appropriate tax treatment of U.S. partners in a partnership, such as U.S. Holders, who own an indirect interest in an entity treated as both a CFC and a PFIC, but who are not U.S. Shareholders (as defined above) of that entity. The application of these proposed Treasury Regulations to publicly traded partnerships and their holders is subject to significant uncertainty, and we continue to evaluate the implications of the proposed regulations for our U.S. Holders. U.S. Holders should consult their own tax advisers regarding the potential for the CFC rules, including the proposed Treasury Regulations, to apply to their ownership and disposition of our units.
Brookfield Infrastructure 305

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
306 Brookfield Infrastructure

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
However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our partnership might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023.
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
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.
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
Brookfield Infrastructure 309

Administrative Matters
Information Returns and Audit Procedures
We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our partnership’s income, gain, loss and deduction for our preceding taxable year. Under recent IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. We generally expect to provide IRS Schedule K-3 (as applicable) to our unitholders, except that we generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing the foregoing U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.
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
This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of the units could be “split income” under the Tax Act.
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
If, with respect to a given fiscal year, no distribution is made by our partnership to unitholders or our partnership has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes of our partnership for such fiscal year that is allocable to unitholders, will be allocated to the Canadian Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of preferred units in respect of the preferred units held by them on each such date, such amount of our partnership’s income or loss for tax purposes, as the case may be, as our General Partner determines is reasonable in the circumstances having regard to such factors as our General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of preferred units as compared to all other units and the relative fair market value of the preferred units, as the case may be, as compared to all other units, and (ii) to the unitholders other than in respect of the preferred units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of our partnership (other than the preferred units) held at each such date by a unitholder is of the total number of units of our partnership (other than the preferred units) that are issued and outstanding at each such date.
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
(iii)our partnership has income for tax purposes; and
(iv)the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Holders whose units (other than preferred units) are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each such Canadian Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of units (other than preferred units) acquired by our partnership or the affiliate from the Canadian Holder is of the total number of units (other than preferred units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty, the money or property received by a partner whose units (other than preferred units) are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a “distribution” from our partnership.
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
Disposition of Units
The disposition (or deemed disposition) by a Canadian Holder of a unit of any class or series will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of such unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit.
322 Brookfield Infrastructure

Subject to the general rules on averaging of cost base, the adjusted cost base of each class or series of a Canadian Holder’s units would generally be equal to: (i) the actual cost of such class or series of units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our partnership allocated to the Canadian Holder for fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; less (iii) the aggregate of the share of losses of our partnership allocated to the Canadian Holder (other than losses which cannot be deducted because they exceed the Canadian Holder’s “at-risk” amount) for the fiscal years of our partnership ending before the relevant time in respect of the particular class or series of units; and less (iv) the Canadian Holder’s distributions received from our partnership made before the relevant time in respect of the particular class or series of units.
The foregoing discussion of the calculation of the adjusted cost base assumes that each class and series of partnership interests in our partnership are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition of units by a Canadian Holder of a particular type of units of our partnership, the Canadian Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of units of our partnership as separate property. Accordingly, the General Partner intends to provide unitholders with partnership information returns using such allocation.
Where a Canadian Holder disposes of all of its units in our partnership, it will no longer be a partner of our partnership. If, however, a Canadian Holder is entitled to receive a distribution from our partnership after the disposition of all such units, then the Canadian Holder will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our partnership during which the disposition occurred; and (ii) the date of the last distribution made by our partnership to which the Canadian Holder was entitled. The share of the income (or loss) of our partnership for tax purposes for a particular fiscal year which is allocated to a Canadian Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Holder’s units immediately prior to the time of the disposition.
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
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Our units generally will not be a “prohibited investment” as of the date hereof for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or subscriber of the RESP, as applicable; (i) deals at arm’s-length with our partnership for the purposes of the Tax Act; and (ii) does not have a “significant interest” in our partnership. Canadian Holders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Alternative Minimum Tax
Canadian Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Holders should consult their own tax advisors.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold the units in connection with a business carried on in Canada (a “Non-Canadian Holder”).
324 Brookfield Infrastructure

The following portion of the summary assumes that (i) our units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” at any relevant time and does not expect our partnership or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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
Brookfield Infrastructure 325

Our partnership and the Holding LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Holding LP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid to the Holding LP by the Holding Entities, our General Partner expects the Holding Entities to look-through the Holding LP and our partnership to the residency of the partners of our partnership (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Holding LP. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our partnership and the Holding LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under our Limited Partnership Agreement, the amount of any taxes withheld or paid by our Partnership, the Holding LP or the Holding Entities in respect of our units may be treated either as a distribution to our unitholders or as a general expense of our Partnership, as determined by our General Partner in its sole discretion. However, our General Partner’s current intention is to treat all such amounts as a distribution to our unitholders.
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
Australian tax resident individuals
Distributions received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by an amount of any foreign income tax withheld by our partnership, up to the amount of Australian tax payable..
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
Brookfield Infrastructure 329

Australian tax resident superannuation funds
Dividends paid to an Australian tax resident superannuation fund should be included in the fund’s Australian assessable income. Superannuation funds should be entitled to an Australian foreign income tax offset against the Australian tax payable on assessable dividends of the amount of any foreign income tax withheld by our partnership on the distribution, up to the amount of Australian tax payable.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 7, “Fair Value of Financial Instruments”, Note 34, “Derivative Financial Instruments” and Note 35, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
332 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Provider. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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

Brookfield Infrastructure 333

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2021. Excluded from our evaluation were internal controls over financial reporting at Inter Pipeline Ltd., for which control was acquired on August 20, 2021. The financial statements of this entity constitute approximately 21% of total assets, 23% of partnership capital, 8% of revenues and 2% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
334 Brookfield Infrastructure

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP (PCAOB ID No. 1208), to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2021(1)		2020(2)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(3)	$13,561	92%	$12,493	86%
Audit-related fees(4)	1,112	8%	1,838	13%
Tax fees(5)	50	—%	78	—%
All other fees(6)	1	—%	121	1%
Total	$14,724	100%	$14,530	100%

(1)Fees in 2021 include $1.8 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(2)Fees in 2020 include $1.2 million of audit fees and $0.2 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(3)Audit fees relate to annual fees for the audits and interim reviews of our partnership and the Holding LP, including its subsidiaries, associates, and joint ventures.
(4)Audit-related fees relate primarily to services pertaining to the filing of our partnership’s short form base shelf prospectuses and other securities-related matters.
(5)Tax fees relate to fees incurred for tax compliance, tax advice and tax planning.
(6)Other relates to certain permissible operational and pre-acquisition consulting and advisory services.
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
In November 2021, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 5% of our units, representing approximately 15,259,720 of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 55,768 units on the TSX during any trading day.
Brookfield Infrastructure 335

The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,926 Series 3 Preferred Units, 1,190,365 Series 7 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,000 Series 1 Preferred Units, 1,179 Series 3 Preferred Units, 1,917 Series 7 Preferred Units, 1,319 Series 9 Preferred Units and 1,483 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on November 29, 2021 and will terminate on November 28, 2022 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
In the year ended December 31, 2021, we did not repurchase any units or Class A Preferred Units under our normal course issuer bid.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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

1.5
Third Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated September 21, 2020-incorporated by reference to Exhibit 3.1 to our partnership’s Form 6-K filed September 21, 2020.

1.6
Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated January 21, 2021-incorporated by reference to Exhibit 3.1 to our partnership’s Form 6-K filed January 21, 2020.

1.7
Fifth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated May 24, 2021-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6-K filed May 28, 2021.

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

4.5
Fourth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated March 31, 2020-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed April 2, 2020.

4.6
Fifth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated September 21, 2020-incorporated by reference to Exhibit 3.2 to our partnership’s Form 6-K filed September 21, 2020.

Brookfield Infrastructure 337

4.7
Sixth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated January 21, 2021-incorporated by reference to Exhibit 3.2 to our partnership’s Form 6-K filed January 21, 2021.

4.8
Seventh Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated May 24, 2021-incorporated by reference to Exhibit 10.1 to our partnership’s Form 6-K filed May 24, 2021

4.9
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.10
First Amendment, dated as of March 31, 2020, to the Amended and Restated Master Services Agreement, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed April 2, 2020.

4.11
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc., Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 28, 2014.

4.12
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc.-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

4.13
Support Agreement, dated October 15, 2018, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP. -incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20-F filed February 28, 2019.

4.14
First Amendment, dated March 9, 2020, to Support Agreement between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed March 12, 2020.

4.15
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

4.18
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 10, 2018.

4.19
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 10, 2018.

4.20
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

4.21
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed on October 7, 2019.

4.22
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed on October 7, 2019.

4.23
Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 2, 2020.

4.24
Eighth Supplemental Indenture, dated September 1, 2020, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 21, 2020.

4.25
Guarantee, dated September 1, 2020, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 21, 2020.

4.26
Indenture dated May 24, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6-K filed May 24, 2021.

4.27
First Supplemental Indenture dated May 24, 2021, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.-incorporated by reference to Exhibit 4.2 to our partnership’s Form 6 K filed May 24, 2021.

4.28
Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company, N.A. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6 K filed January 21, 2022.

4.29
First Supplemental Indenture dated January 21, 2022, by and among BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company, N.A. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 4.2 to our partnership’s Form 6-K filed January 21, 2022.

4.30
Support Agreement dated August 20, 2021, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.*

8.1	Significant Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure”).
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
Brookfield Infrastructure 339

13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of its audit reports on the consolidated financial statements of Brookfield Infrastructure Partners L.P. into the Registration Statements on Form F-3 Nos. 333-262098, 333-255051-01, 333-249031, 333-235653, 333-232256 and 333-167860.*

17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities - incorporated by reference to Exhibit 22.1 to our partnership’s Form F-3 filed January 11, 2022.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
340 Brookfield Infrastructure

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 9, 2022	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

Brookfield Infrastructure 341

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2021
and 2020 and for the years ended December 31, 2021, 2020 and 2019	F-8
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2022 expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates by (1) testing the source information underlying the terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the terminal value multiples and discount rates selected by management.
Valuation of Investments in Associates and Joint Ventures - Refer to Notes 3 and 12 to the financial statements
Critical Audit Matter Description
The Partnership applies the equity method for interests in investments where significant influence or joint control exists. When indicators of impairment or impairment reversals are identified, management of the Partnership is required to estimate the recoverable amount of the equity accounted investment. Management prepares discounted cash flow models to evaluate whether an impairment or a previous impairment reversal occurred.

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
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates by (1) testing the source information underlying the determination of terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the discount rates and terminal value multiples selected by management.
Acquisition of Inter Pipeline Ltd. - Refer to Notes 3 and 6 to the financial statements
Critical Audit Matter Description

The Partnership acquired several businesses during the year. When each business was acquired, the Partnership assessed the degree of influence it exerted and whether it had control. Once it was established that control existed, the Partnership accounted for the business combination using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the acquisition of Inter Pipeline Ltd. (“IPL”) were forecasted revenue and discount rates in the valuation of certain property, plant and equipment and intangible assets. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.
F-4 Brookfield Infrastructure

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of IPL businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of property, plant and equipment and intangible assets, including those over forecasted revenue and discount rates.
•With the assistance of capital project specialists, evaluated the reasonableness of management’s forecasted revenue used in the valuation of property, plant and equipment by comparing the projections to engineering reports, analyst industry reports and evidence obtained in other areas of the audit.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates used in the valuation of property, plant and equipment and intangible assets, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates, comparing it to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 9, 2022

We have served as the Partnership’s auditor since 2007.

Brookfield Infrastructure F-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Partnership and our report dated March 9, 2022, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Inter Pipeline Ltd. (“IPL”), for which control was acquired on August 20, 2021, and whose financial statements constitute 21% of total assets, 23% of partnership capital, 8% of revenues and 2% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at IPL.
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
F-6 Brookfield Infrastructure

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 9, 2022

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2021	As of December 31, 2020
Assets
Cash and cash equivalents	7, 8	$1,406	$867
Financial assets	7, 9	740	698
Accounts receivable and other	7, 10	2,204	1,925
Inventory	11	400	221
Assets classified as held for sale	12	146	—
Current assets		4,896	3,711
Property, plant and equipment	13	38,655	31,584
Intangible assets	14	14,214	11,767
Investments in associates and joint ventures	12	4,725	5,528
Investment properties	16	655	518
Goodwill	15	8,979	6,634
Financial assets	7, 9	536	709
Other assets	10	1,141	756
Deferred income tax asset	26	160	124
Total assets		$73,961	$61,331
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7, 17	4,019	3,277
Corporate borrowings	7, 19, 20	431	—
Non-recourse borrowings	7, 19	2,701	1,551
Financial liabilities	7, 18	1,510	696
Current liabilities		8,661	5,524
Corporate borrowings	7, 19, 20	2,288	3,158
Non-recourse borrowings	7, 19	23,833	18,469
Financial liabilities	7, 18	1,730	2,678
Other liabilities	17	5,027	5,197
Deferred income tax liability	26	6,011	4,612
Preferred shares	7, 21	20	20
Total liabilities		47,570	39,658
Partnership capital
Limited partners	27	5,702	4,233
General partner	27	31	19
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	2,408	1,687
BIPC exchangeable shares	27	1,369	638
Exchangeable units(1)	27	85	12
Interest of others in operating subsidiaries		15,658	13,954
Preferred unitholders	27	1,138	1,130
Total partnership capital		26,391	21,673
Total liabilities and partnership capital		$73,961	$61,331

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2021	2020	2019
Revenues	4	$11,537	$8,885	$6,597
Direct operating costs(1)	13, 14, 23	(8,247)	(6,548)	(4,609)
General and administrative expenses		(406)	(312)	(279)
		2,884	2,025	1,709
Interest expense	22	(1,468)	(1,179)	(904)
Share of earnings from investments in associates and joint ventures	12	88	131	224
Mark-to-market on hedging items	7	80	(16)	57
Other income (expense)	5	1,749	234	(158)
Income before income tax		3,333	1,195	928
Income tax expense
Current	26	(374)	(237)	(250)
Deferred	26	(240)	(54)	(28)
Net income		$2,719	$904	$650

Attributable to:
Limited partners		$556	$141	$52
General partner		210	183	159
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		229	55	22
BIPC exchangeable shares		95	14	—
Exchangeable units(2)		3	1	—
Interest of others in operating subsidiaries		1,626	510	417
Basic and diluted income per unit attributable to(3):
Limited partners	27	$1.74	$0.35	$0.06

(1)During the fourth quarter of 2021, the partnership reclassified $2,036 million of depreciation and amortization expenses, which were previously presented as a separate line item, to direct operating costs. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct operating costs by $1,705 million and $1,214 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues, net income, or basic and diluted earnings per limited partner unit.
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(3)Basic and diluted income per limited partner unit for the years ended December 31, 2020, and 2019 have been restated to reflect the impact of the special distribution on March 31, 2020. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2021	2020	2019
Net income		$2,719	$904	$650
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of property, plant and equipment	13	252	786	719
Marketable securities	7	153	59	47
Unrealized actuarial gains (losses)		170	(157)	(6)
Taxes on the above items	26	(197)	(188)	(148)
Share of income from investments in associates and joint ventures	12	96	98	108
		474	598	720

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(513)	(516)	64
Cash flow hedge	7	293	(104)	(33)
Net investment hedge	7	2	(12)	(113)
Taxes on the above items	26	(63)	63	6
Share of losses from investments in associates and joint ventures	12	67	(91)	(54)
		(214)	(660)	(130)
Total other comprehensive income (loss)		260	(62)	590
Comprehensive income		$2,979	$842	$1,240

Attributable to:
Limited partners	28	$694	$130	$298
General partner	28	210	182	160
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	287	48	125
BIPC exchangeable shares	28	125	101	—
Exchangeable units(1)	28	4	1	1
Interest of others in operating subsidiaries		1,659	380	656

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners						Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(7)	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2021	$5,526	$(2,285)	$540	$452	$4,233	$19	$2,328	$(975)	$125	$209	$1,687	$638	$12	$13,954	$1,130	$21,673
Net income	—	556	—	—	556	210	—	229	—	—	229	95	3	1,626	—	2,719
Other comprehensive income	—	—	—	138	138	—	—	—	—	58	58	30	1	33	—	260
Comprehensive income	—	556	—	138	694	210	—	229	—	58	287	125	4	1,659	—	2,979
Unit issuance(2)	545	—	—	—	545	—	400	—	—	—	400	1,770	259	—	—	2,974
Partnership distributions(3)	—	(608)	—	—	(608)	(209)	—	(251)	—	—	(251)	(115)	(7)	—	—	(1,190)
Partnership preferred distributions(3)	—	(41)	—	—	(41)	—	—	(18)	—	—	(18)	(8)	—	—	—	(67)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	2,707	—	2,707
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,340)	—	(1,340)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(955)	—	(955)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(939)	—	(939)
Preferred units redeemed(2)	—	(13)	—	—	(13)	—	—	(5)	—	—	(5)	(2)	—	—	(186)	(206)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	194	194
Other items(1),(2),(4),(6)	3	266	890	(267)	892	11	—	109	329	(130)	308	(1,039)	(183)	572	—	561
Balance as at December 31, 2021	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,728	$(911)	$454	$137	$2,408	$1,369	$85	$15,658	$1,138	$26,391

(1)Refer to Note 28, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 27, Partnership Capital.
(3)Refer to Note 29, Distributions.
(4)Refer to Note 6, Acquisition of Businesses.
(5)Refer to Note 5, Disposition of Businesses.
(6)Refer to Note 1, Organization and Description of the Business.
(7)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-11

	Limited Partners						Non-Controlling Interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchange LP Units	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2020	5,495	(1,430)	510	473	5,048	24	2,328	(613)	101	223	2,039	—	18	14,113	935	22,177
Net income	—	141	—	—	141	183	—	55	—	—	55	14	1	510	—	904
Other comprehensive (loss) income	—	—	—	(11)	(11)	(1)	—	—	—	(7)	(7)	87	—	(130)	—	(62)
Comprehensive income	—	141	—	(11)	130	182	—	55	—	(7)	48	101	1	380	—	842
Unit issuance(2)	9	—	—	—	9	—	—	—	—	—	—	—	—	—	—	9
Partnership distributions(3)	—	(588)	—	—	(588)	(185)	—	(240)	—	—	(240)	(66)	(4)	—	—	(1,083)
Partnership preferred distributions(3)	—	(35)	—	—	(35)	—	—	(13)	—	—	(13)	(3)	—	—	—	(51)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,078)	—	(1,078)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	63	—	63
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,278)	—	(1,278)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	195	195
Issuance of BIPC exchangeable shares(2),(6)	—	(398)	(61)	18	(441)	(2)	—	(174)	(14)	5	(183)	626	—	—	—	—
Other items(1),(4)	22	25	91	(28)	110	—	—	10	38	(12)	36	(20)	(3)	(19)	—	104
Balance as at December 31, 2020	$5,526	$(2,285)	$540	$452	$4,233	$19	$2,328	$(975)	$125	$209	$1,687	$638	$12	$13,954	$1,130	$21,673

(1)Refer to Note 28, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 27, Partnership Capital.
(3)Refer to Note 29, Distributions.
(4)Refer to Note 6, Acquisition of Businesses
(5)Refer to Note 5, Disposition of Businesses.
(6)Refer to Note 1, Organization and Description of the Business.
F-12 Brookfield Infrastructure

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

(1)Refer to Note 28, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 27, Partnership Capital.
(3)Refer to Note 29, Distributions.

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2021	2020	2019
Operating Activities
Net income		$2,719	$904	$650
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	12	69	36	30
Depreciation and amortization expense	13, 14	2,036	1,705	1,214
Mark-to-market on hedging items, provisions and other	5	(1,768)	51	153
Deferred income tax expense	26	240	54	28
Changes in non-cash working capital, net	37	(524)	(220)	68
Cash from operating activities		2,772	2,530	2,143

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(2,923)	(3,405)	(10,271)
Disposal of subsidiaries and assets held for sale, net of cash disposed		3,284	745	272
Investments in associates and joint ventures	12	—	(369)	(539)
Disposal of investments in associates and joint ventures	12	412	—	135
Purchase of long lived assets	13, 14, 16	(2,067)	(1,472)	(1,182)
Disposal of long lived assets	13, 14, 16	85	46	38
Purchase of financial assets		(1,324)	(1,170)	(176)
Sale of financial assets		1,341	933	278
Net settlement of foreign exchange hedging items		19	83	73
Cash used by investing activities		(1,173)	(4,609)	(11,372)

Financing Activities
Distributions to general partner	29	(209)	(185)	(158)
Distributions to other unitholders	29	(1,048)	(949)	(869)
Subsidiary distributions to non-controlling interest		(955)	(1,278)	(1,216)
Capital provided by non-controlling interest	6	3,071	3,091	6,902
Capital provided to non-controlling interest	6	(1,560)	(828)	—
Disposal of partial interest to non-controlling interest, net of taxes.	5	—	168	165
Acquisition of partial interest from non-controlling interest	6	(1,399)	(150)	—
Net proceeds from commercial paper program	19	431	—	—
Deposit (repaid to) received from parent		(545)	545	—
Proceeds from corporate borrowings	19	244	657	376
Repayment of corporate borrowings	19	—	(339)	(288)
Proceeds from corporate credit facility	19	5,928	3,183	4,651
Repayment of corporate credit facility	19	(7,059)	(2,872)	(4,341)
Proceeds from non-recourse borrowings(1)	19	16,510	5,196	8,625
Repayment of non-recourse borrowings	19	(14,499)	(4,077)	(5,052)
Lease liability repaid and other	6	(966)	(240)	(106)
Net preferred units (redeemed) issued	27	(12)	195	72
Partnership units issued, net of costs and repurchases	27	1,073	9	781
Cash (used by) from financing activities		(995)	2,126	9,542

Cash and cash equivalents
Change during the year		604	47	313
Impact of foreign exchange on cash		(65)	(7)	(13)
Cash reclassified as held for sale		—	—	(13)
Balance, beginning of year		867	827	540
Balance, end of year		$1,406	$867	$827

(1)Includes proceeds from the settlement of cross-currency interest rate swaps at our Australian export terminal.
F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a) Brookfield Infrastructure Partners L.P.
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 7, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B,” “BIP.PR.D,” “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B,” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 7 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units,” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.

Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

b) Brookfield Infrastructure Corporation
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
i) BIPC exchangeable shares
At any time, holders of BIPC exchangeable shares have the right to exchange all or a portion of their BIPC exchangeable shares for one unit per BIPC exchangeable share held or its cash equivalent based on the NYSE closing price of one unit on the date that the request for exchange is received, on a fixed-for-fixed basis. BIPC or the partnership, as applicable, has the ability to satisfy exchanges of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for fixed basis. As a result of these characteristics, BIPC exchangeable shares have been classified as non-controlling interests in the Consolidated Statements of Financial Position.
ii) Basic and diluted income per unit:
The special distribution resulted in the issuance of approximately 46.3 million exchangeable shares.
F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

c) Brookfield Infrastructure Corporation Exchange Limited Partnership
On April 21, 2021, Brookfield Infrastructure Corporation Exchange Limited Partnership (“BIPC Exchange LP”) was established by the partnership. In connection with the acquisition of Inter Pipeline Ltd. (“IPL,” “Inter Pipeline,” or “Canadian diversified midstream operation”), certain IPL shareholders were given the right to elect to receive, for each common share of IPL and in lieu of cash consideration, 0.25 BIPC exchange LP class B exchangeable limited partnership units (“BIPC exchangeable LP units”), or 0.25 BIPC exchangeable shares. The BIPC exchangeable LP units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable features, we present the BIPC Exchangeable LP units as a component of non-controlling interest.
d) Comparative figures
In the current period, the partnership identified an immaterial error which has been corrected in the current period. The error relates to the classification of non-controlling interests within our Indian natural gas operations and our Indian telecom tower operation which should have been reported as liabilities in the amount of $0.1 billion in fiscal 2019 and $0.4 billion in fiscal 2020. As a result, approximately $0.4 billion that was previously reported within non-controlling interest attributable to interest of others in operating subsidiaries has been reclassified to financial liabilities within the Consolidated Statements of Financial Position in the current period. The comparative figures have not been corrected to reflect the effect of the above adjustment. The partnership has concluded that this reclassification error is immaterial and has no impact on the Partnership’s historical audited Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income, and Consolidated Statements of Cash Flows.
NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2021 and 2020:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2021	2020
Transport
Australian rail operation	Arc Infrastructure Holdings No. 1 Pty Ltd	Australia	100	100
The following table presents details of non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2021	2020	2021	2020
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80	80	80
Canadian district energy operation	Enwave Energy Corporation(1),(3)	Canada	—	25	—	100
U.S. district energy operation	Enwave USA(1),(3)	U.S.	—	40	—	100
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2021	2020	2021	2020
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1),(2)	Brazil	31	28	92	90
Colombian natural gas distribution operation	Vanti S.A. ESP(1),(2)	Colombia	21	21	75	75
Brazilian electricity transmission operation	Odoya Transmissora de Energia S.A., Esperanza Transmissora de Energia S.A., Jose Maria de Macedo de Eletricidade S.A, Giovanni Sanguinetti Transmissora de Energia S.A. & Veredas Transmissora de Eletricidade S.A.(1),(2)	Brazil	31	31	100	100
European residential infrastructure operation	Thermondo GmbH(2)	Germany	11	—	51	—
North American residential energy infrastructure operation	Enercare Inc.(1)	Canada	30	30	100	100
Indian gas transmission operation	Pipeline Infrastructure Ltd.(1)	India	23	24	80	83
U.K. residential infrastructure business	BOXT Limited(1),(2)	U.K.	15	—	60	—
Transport
North American rail operation	Genesee & Wyoming Inc.(1)	U.S.	9	9	72	72
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	67	67
Chilean toll roads	Sociedad Concesionaria Vespucio Norte Express S.A.(1),(3)	Chile	—	17	—	60
Indian toll roads	BIF India Holdings Pte Ltd(1)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Indian toll roads	Simhapuri Expressway Limited(1)	India	29	29	93	93
Indian toll roads	Rayalseema Expressway Private Limited(1)	India	26	26	84	84
F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2021	2020	2021	2020
Midstream
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
North American gas storage operation	Lodi Gas Storage LLC(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(1),(2)	Canada	59	—	100	—
Western Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1)	Canada	29	29	100	100
Data
U.S. data center operation	Dawn Acquisitions LLC(1)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1)	Australia	29	29	100	100
Indian telecom towers operation	Summit Digitel Infrastructure Private Limited(1),(2)	India	17	17	62	62
U.K. telecom towers operation	WIG Holdings I Limited(1)	U.K.	24	25	98	100
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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
The consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2022.
(b)Basis of Preparation
The consolidated financial statements are prepared on a going concern basis.
Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(d)Business Combinations
Business acquisitions in which control is acquired are accounted for using the acquisition method, other than those between and among entities under common control. The consideration of each acquisition is measured at the aggregate of the fair values at the acquisition date of assets transferred by the acquirer, liabilities incurred or assumed, and equity instruments issued by Brookfield Infrastructure in exchange for control of the acquiree. Acquisition related costs are recognized in the Consolidated Statements of Operating Results as incurred and included in other expenses.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(g)Inventory
Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average costing method and includes direct purchase costs as well as costs of production, storage, and transportation of natural gas, natural gas liquids and other hydrocarbons. Net realizable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and selling costs. If applicable, an increase in net realizable value representing a reversal of a previous inventory write-down is recognized as an increase in inventory.
(h)Property, Plant and Equipment
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(i)Investment Properties
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
(j)Asset Impairment
At each reporting date, Brookfield Infrastructure assesses whether for assets, other than those measured at fair value with changes in values recorded in profit or loss, there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or cash generating unit is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k)Intangible Assets
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation, Brazilian electricity transmission operation and Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts. For our Brazilian regulated gas transmission operation, the concession arrangement provides the business with the right to operate the asset perpetually. As a result, the asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 15 and 21 years remaining, respectively.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
(l)Goodwill
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
Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(m)Revenue Recognition
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(n)Financial Instruments and Hedge Accounting
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(o)Income Taxes
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(p)Assets Held for Sale
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(q)Provisions
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
(r)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
(ii)Financial instruments
Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in Note 3(m), Financial Instruments and Hedge Accounting. The significant judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of our partnership and counterparty; estimated future cash flows; and discount rates.
(iii)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The rapid spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, have generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented stringent measures to control the spread of the virus, including quarantines, social distancing protocols, "shelter in place" and "stay at home" orders, travel restrictions, business curtailments, school closures and other measures, that restricted economic and social activity. Governments and central banks around the world have also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these COVID-19 response measures. Our group’s business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of COVID-19. At the outset of the pandemic, we implemented a response plan designed to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities.
F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
In light of the economic environment, our partnership has assessed the impact of the economic shutdowns on our asset valuations. In making these assessments, we reviewed business risks, cash flow assumptions, and discount rates for the impacts of government imposed shutdowns. We have applied certain assumptions as to the pace of economic recovery and continue to monitor operating results against them. As a provider of essential services, substantially all of our businesses have remained in operation while we continue to safeguard the health of our employees. In addition, the majority of our businesses are subject to regulated cash flows or long-term take-or-pay contracts with minimal volume risk. Based on the analysis performed for the year ended December 31, 2021, our asset valuations remain largely unaffected by the global pandemic.
Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2021. The impact of these amendments on our partnership’s accounting policies are as follows:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
Our partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The adoption did not have a significant impact on our partnership’s financial reporting.
Refer to note 34, Derivative Financial Instruments, for further details.
NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,623	$2,062	$1,101	$625	$—	$5,411	$(1,976)	$8,102	$11,537
Costs attributed to revenues(3)	(681)	(1,094)	(489)	(290)	—	(2,554)	964	(4,621)	(6,211)
General and administrative costs	—	—	—	—	(406)	(406)	—	—	(406)
Other (expense) income	(64)	(8)	(4)	7	106	37	9	(256)	(210)
Interest expense	(173)	(259)	(116)	(104)	(103)	(755)	258	(971)	(1,468)
FFO	705	701	492	238	(403)	1,733

Depreciation and amortization						(1,144)	480	(1,372)	(2,036)
Deferred taxes						(168)	(10)	(62)	(240)
Mark-to-market on hedging items and other						672	187	806	1,665
Share of earnings from associates						—	88	—	88
Net income attributable to non-controlling interest						—	—	(1,626)	(1,626)
Net income attributable to partnership(4)						$1,093	$—	$—	$1,093

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,434	$1,573	$572	$519	$—	$4,098	$(1,379)	$6,166	$8,885
Costs attributed to revenues(3)	(580)	(767)	(193)	(253)	—	(1,793)	600	(3,650)	(4,843)
General and administrative costs	—	—	—	—	(312)	(312)	—	—	(312)
Other (expense) income	(43)	(2)	3	(1)	127	84	17	(188)	(87)
Interest expense	(152)	(214)	(93)	(69)	(95)	(623)	177	(733)	(1,179)
FFO	659	590	289	196	(280)	1,454

Depreciation and amortization						(1,034)	471	(1,142)	(1,705)
Deferred taxes						3	(65)	8	(54)
Mark-to-market on hedging items and other						(29)	48	49	68
Share of earnings from associates						—	131	—	131
Net income attributable to non-controlling interest						—	—	(510)	(510)
Net income attributable to partnership(4)						$394	$—	$—	$394
F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

FOR THE YEAR ENDED DECEMBER 31, 2019 US$ MILLIONS	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)

	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,432	$1,614	$491	$336	$—	$3,873	$(1,424)	$4,148	$6,597
Costs attributed to revenues(3)	(582)	(781)	(171)	(161)	—	(1,695)	649	(2,349)	(3,395)
General and administrative costs	—	—	—	—	(279)	(279)	—	—	(279)
Other (expense) income	(31)	(3)	10	3	91	70	11	(109)	(28)
Interest expense	(147)	(227)	(86)	(42)	(83)	(585)	173	(492)	(904)
FFO	672	603	244	136	(271)	1,384
Depreciation and amortization						(895)	399	(718)	(1,214)
Deferred taxes						(77)	52	(3)	(28)
Mark-to-market on hedging items and other						(179)	(84)	(60)	(323)
Share of losses from associates						—	224	—	224
Net income attributable to non-controlling interest						—	—	(417)	(417)
Net income attributable to partnership(4)						$233	$—	$—	$233

(1)The above table reconciles Brookfield Infrastructure’s share of results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Revenues on a consolidated basis were $4,622 million (2020: $4,083 million, 2019: $4,265 million) from our utilities segment, $3,497 million (2020: $3,449 million, 2019: $1,617 million) from our transport segment, $1,829 million (2020: $643 million, 2019: $399 million) from our midstream segment and $1,589 million (2020: $710 million, 2019: $316 million) from our data segment.
(3)Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 23, Direct Operating Costs, for further details.
(4)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,184	$8,601	$10,378	$3,405	$(1,471)	$27,097	$(4,825)	$42,415	$9,274	$73,961

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,814	$9,155	$3,829	$3,338	$(2,062)	$21,074	$(4,895)	$37,851	$7,301	$61,331

(1)The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2021	2020	2019
United States	$2,644	$2,279	$921
Canada	2,423	1,461	976
India	1,717	740	399
United Kingdom	1,511	1,305	688
Brazil	1,164	981	1,142
Colombia	862	799	1,054
Australia	617	916	1,031
Chile	138	117	163
Peru	96	81	107
Other	365	206	116
	$11,537	$8,885	$6,597
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the year ended December 31, 2021, revenue generated from this customer within the utilities and data segment was $1,405 million (2020: $477 million, 2019: $82 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Non-current assets

US$ MILLIONS	2021	2020
Canada(1)	$23,324	$10,057
United States	12,382	13,372
India	10,836	10,986
United Kingdom	8,831	8,940
Brazil	5,840	5,404
Australia	3,688	4,042
Europe	1,467	1,022
Peru	1,132	1,247
Colombia	1,061	1,256
Chile	8	841
Other	496	453
	$69,065	$57,620

(1)    Includes the impact from the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses, for details.
NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2021
a) Disposition of our Chilean toll road operation
On November 16, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “AVN consortium”) completed the sale of its 17% interest in our Chilean toll road business (AVN consortium total of approximately 34%). The sale resulted in net proceeds of approximately $165 million (AVN consortium total of approximately $315 million). Our partnership recognized a gain of approximately $140 million (AVN consortium total of $270 million) in Other income (expense) on the Consolidated Statement of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements and hedges of $8 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statement of Operating Results.
b) Disposition of our U.S. district energy operation
On July 16, 2021, Brookfield Infrastructure completed the sale of its 40% interest in our U.S. district energy operation. The sale resulted in net proceeds of approximately $555 million. Our partnership recognized a gain of approximately $425 million in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $150 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
c) Disposition of our Canadian district energy operation
On June 7, 2021, Brookfield Infrastructure, alongside institutional partners (collectively the “Enwave Canada consortium”) completed the sale of its 25% interest in our Canadian district energy operation. The sale resulted in net proceeds of approximately $450 million (Enwave Canada consortium total of approximately $1.8 billion). Our partnership recognized a gain of approximately $295 million (Enwave Canada consortium total of approximately $1.2 billion) in Other income (expense) on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $124 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $9 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
d) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our partnership received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income (expense) on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our partnership. The partnership’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $12 million were reclassified from accumulated other comprehensive income to Other income (expense) on the Consolidated Statements of Operating Results.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 6.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2021
(a) Acquisition of Brazilian electricity transmission operation
On February 26, 2021, Brookfield Infrastructure, alongside institutional partners, exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. Prior to February 26, 2021, our partnership’s existing interest in JMM was accounted for using the equity method.
On December 24, 2021, Brookfield Infrastructure, alongside institutional partners, exercised its option to acquire an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A. (“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”), Brazilian electricity transmission operations, increasing Brookfield Infrastructure’s ownership in both operations to 31%. Prior to December 24, 2021, our partnership’s existing interest in both operations were accounted for using the equity method.
Consideration Transferred

US$ MILLIONS
Cash	56
Pre-existing interest in the businesses	92
Total Consideration	$148
Fair value of assets and liabilities acquired as of the date of acquisitions (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$70
Accounts receivable and other	13
Intangible assets	1,094
Goodwill	44
Accounts payable and other liabilities	(99)
Non-recourse borrowings	(481)
Deferred income tax liabilities	(152)
Net assets acquired before non-controlling interest	489
Non-controlling interest(2)	(341)
Net assets acquired	$148

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisition.
(2)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(b) Acquisition of a Canadian diversified midstream operation
On August 20, 2021, Brookfield Infrastructure, alongside institutional partners (the “IPL consortium”) acquired an effective 41% interest (IPL consortium total of 69%) in IPL for total consideration of approximately $2.8 billion (IPL consortium total of approximately $4.7 billion). The acquisition was funded through cash provided by the partnership of $0.8 billion (IPL consortium total of $1.9 billion), $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares and $0.5 billion (IPL consortium total of $0.9 billion) of asset level debt raised on closing. In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total - 10%) valued at $0.2 billion prior to the acquisition (IPL consortium total of $0.6 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 20, 2021. Acquisition costs of approximately $65 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.
Consideration Transferred

US$ MILLIONS
Cash	$1,268
BIPC exchangeable shares	1,061
BIPC exchangeable LP units	245
Pre-existing interest in business(1)	192
Total Consideration	$2,766

(1)    Prior to the acquisition, Brookfield held an interest in the acquiree which was accounted for as a financial asset.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Fair value of assets and liabilities acquired as of August 20, 2021 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$121
Accounts receivable and other	440
Property, plant and equipment	9,865
Intangible assets	2,569
Goodwill	2,096
Accounts payable and other liabilities	(700)
Lease liabilities	(226)
Non-recourse borrowings	(6,185)
IPL shares held by public shareholders(2)	(2,086)
Deferred income tax liabilities	(1,229)
Net assets acquired before non-controlling interest	4,665
Non-controlling interest(3)	(1,899)
Net assets acquired	$2,766

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, and the resulting impact to goodwill and deferred taxes as at the date of the acquisition.
(2)IPL shares held by public shareholders represent the 31% interest in IPL not yet acquired by Brookfield as of August 20, 2021. The interest is classified as liability on acquisition due to the mandatory extension of Brookfield’s offer to acquire the remaining interest in IPL. The mandatory extension expired on September 3, 2021 and the remaining $1.6 billion interest was reclassified to non-controlling interest thereafter.
(3)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth. The goodwill recognized is not deductible for income tax purposes.
Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Subsequent to the initial acquisition, Brookfield Infrastructure, alongside institutional partners, acquired an additional 4% interest (IPL consortium total of 7%) in IPL during the period between August 25, 2021 and September 3, 2021, increasing our partnership’s ownership of the business to approximately 45% (IPL consortium total of 76%), for approximately $315 million (IPL consortium total of $530 million). The acquisition was funded through cash provided by the partnership of approximately $225 million (IPL consortium total of approximately $440 million), $11 million of BIPC exchangeable LP units and $79 million of BIPC exchangeable shares. No gain or loss was recognized on acquisition.
On October 28, 2021 Brookfield Infrastructure, alongside institutional partners, acquired an additional 14% interest (IPL consortium total of 24%) in IPL for total consideration of $0.9 billion (IPL consortium of $1.6 billion). The acquisition was funded through cash provided by the partnership of approximately $0.4 billion (IPL consortium total of approximately $1.1 billion) and $0.5 billion of BIPC exchangeable shares and BIPC exchangeable LP units. Subsequent to the acquisition, our partnership’s ownership of the business is 59% (IPL consortium total of 100%). As a result of the carrying value of non-controlling interests exceeding the purchase price, a gain of approximately $30 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
For the year ended December 31, 2021, our Canadian diversified midstream operation contributed revenues of $906 million and net income of $59 million.
c) Acquisition of additional interest in our Brazilian regulated gas transmission operation
On April 30, 2021, Brookfield Infrastructure, alongside institutional partners (the “NTS consortium”), acquired an additional 3% interest (NTS consortium total of 10%) in our Brazilian regulated gas transmission operation, increasing our partnership’s ownership of the business to approximately 31%. Total consideration paid was $87 million (NTS consortium total of $283 million), all of which was funded using asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $32 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
d) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that were completed in 2021:

US$ MILLIONS
Cash	$79
Deferred consideration	3
Contingent consideration	2
Total consideration	$84
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$26
Accounts receivable and other	34
Property, plant and equipment	314
Intangible assets	71
Goodwill	260
Accounts payable and other liabilities	(51)
Lease liabilities	(109)
Non-recourse borrowings	(32)
Deferred income tax liabilities	(49)
Net assets acquired before non-controlling interest	464
Non-controlling interest(2)	(380)
Net assets acquired	$84

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of property, plant and equipment, intangible assets, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
(2)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Consideration transferred

US$ MILLIONS
Cash	$584
Total Consideration	$584
Fair value of assets and liabilities acquired as of August 31, 2020:

US$ MILLIONS
Accounts receivable and other	$367
Property, plant and equipment(1)	6,766
Intangible assets(1)	830
Goodwill(1)	153
Accounts payable and other liabilities	(391)
Non-recourse borrowings	(2,341)
Lease liabilities(1)	(1,967)
Deferred income tax liabilities(1)	(12)
Net assets acquired before non-controlling interest	3,405
Non-controlling interest(2)	(2,821)
Net assets acquired	$584

(1)Revisions to the purchase price allocation resulted in adjustments to the preliminary fair values, including intangible assets, property, plant and equipment, lease liabilities, and deferred income tax liabilities. The revisions resulted in an adjustment to goodwill of approximately $125 million.
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
F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
b) Partial acquisition of interest in our Colombian natural gas transmission operation
On July 15, 2020, Brookfield Infrastructure, alongside institutional partners (the “Vanti consortium”), completed a take private tender offer resulting in the acquisition of an additional 20% interest (Brookfield Infrastructure’s share of approximately 6%) in our Colombian natural gas transmission operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $45 million (Vanti consortium total of $150 million), of which approximately $25 million (Vanti consortium total of approximately $90 million) was funded through equity and the remainder with asset level debt raised on closing. As a result of the purchase price exceeding the previous carrying value of non-controlling interests, a loss of $10 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
Supplemental Information
Had the acquisitions of IPL, our Brazilian electricity transmission operations and the individually insignificant acquisitions been effective January 1, 2021, the revenue and net income of Brookfield Infrastructure would have been approximately $13.1 billion (unaudited) and $2.9 billion (unaudited), respectively, for the year ended December 31, 2021.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2021:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,406	$1,406
Accounts receivable and other	—	—	2,718	2,718
Financial assets (current and non-current)(1)	1,171	—	105	1,276
Total	$1,171	$—	$4,229	$5,400

Financial liabilities
Corporate borrowings	$—	$—	$2,719	$2,719
Non-recourse borrowings (current and non-current)	—	—	26,534	26,534
Accounts payable and other	—	—	3,392	3,392
Financial liabilities (current and non-current)(1)	501	—	2,739	3,240
Lease liabilities	—	—	3,840	3,840
Preferred shares(2)	—	—	20	20
Total	$501	$—	$39,244	$39,745

(1)Derivative instruments which are elected for hedge accounting totaling $384 million are included in financial assets and $314 million of derivative instruments are included in financial liabilities.
(2)    $20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2020:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$867	$867
Accounts receivable and other	—	—	2,031	2,031
Financial assets (current and non-current)(1)	846	239	322	1,407
Total	$846	$239	$3,220	$4,305

Financial liabilities
Corporate borrowings	$—	$—	$3,158	$3,158
Non-recourse borrowings (current and non-current)	—	—	20,020	20,020
Accounts payable and other	—	—	2,745	2,745
Financial liabilities (current and non-current)(1)	931	—	2,443	3,374
Lease liabilities	—	—	3,803	3,803
Preferred shares(2)	—	—	20	20
Total	$931	$—	$32,189	$33,120

(1)Derivative instruments which are elected for hedge accounting totaling $373 million are included in financial assets and $572 million of derivative instruments are included in financial liabilities.
(2)$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2021 and December 31, 2020:

	Dec. 31, 2021		Dec. 31, 2020
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,406	$1,406	$867	$867
Accounts receivable and other	2,718	2,718	2,031	2,031
Financial assets (current and non-current)	1,276	1,276	1,407	1,407
Total	$5,400	$5,400	$4,305	$4,305
F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Dec. 31, 2021		Dec. 31, 2020
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$2,719	$2,805	$3,158	$3,350
Non-recourse borrowings (current and non-current)(2)	26,534	26,769	20,020	20,328
Accounts payable and other	3,392	3,392	2,745	2,745
Financial liabilities (current and non-current)	3,240	3,240	3,374	3,374
Preferred shares(3)	20	20	20	20
Total	$35,905	$36,226	$29,317	$29,817

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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2021, pre-tax net unrealized gains of $293 million (2020: losses of $104 million, 2019: losses of $33 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2021, there was a net derivative asset balance of $101 million relating to derivative contracts designated as cash flow hedges (2020: liability balance of $150 million).
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2021, gains of $2 million (2020: losses of $12 million, 2019: losses of $113 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure paid $11 million (2020: received $83 million, 2019: paid $62 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2021, there was a net unrealized derivative liability balance of $31 million relating to derivative contracts designated as net investment hedges (2020: net unrealized derivative liability balance of $49 million).
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2021	Dec. 31, 2020
Marketable securities	Level 1(1)	$179	$526
Foreign currency forward contracts	Level 2(2)
Financial asset		$104	$115
Financial liability		98	251
Interest rate swaps & other	Level 2(2)
Financial asset		$882	$438
Financial liability		307	561
Other contracts	Level 3(3)
Financial asset		$6	$6
Financial liability		96	119

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
Assets and liabilities measured at fair value on a recurring basis include $1,171 million (2020: $1,085 million) of financial assets and $501 million (2020: $931 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the year, no transfers were made between level 1 and 2 or level 2 and 3.
NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2021	2020
Cash	$745	$520
Cash equivalents(1)	505	222
Restricted cash(2)	156	125
Total cash and cash equivalents	$1,406	$867

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2021	2020
Current:
Marketable securities	$518	$563
Foreign currency forward contracts	79	34
Cross currency interest rate swaps	58	22
Loans and receivables	47	68
Other	38	11
Total current	$740	$698

Non-current:
Marketable securities	$168	$97
Foreign currency forward contracts	24	81
Cross currency interest rate swaps	202	262
Loans and receivables	63	259
Other	79	10
Total non-current	$536	$709
NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2021	2020
Current:
Accounts receivable	$1,847	$1,463
Finance lease receivables	29	12
Prepayments & other assets	328	450
Total current	$2,204	$1,925

Non-current:
Finance lease receivables	$667	$343
Restricted cash(1)	127	81
Accounts receivable	35	123
Other assets	312	209
Total non-current	$1,141	$756

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2021:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$128	$127	$126	$124	$122	$1,040	$1,667
Operating lease receivables	361	350	308	284	260	1,289	2,852
Total lease receivables	$489	$477	$434	$408	$382	$2,329	$4,519
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2020:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$62	$61	$61	$60	$59	$555	$858
Operating lease receivables	396	384	318	295	271	1,474	3,138
Total lease receivables	$458	$445	$379	$355	$330	$2,029	$3,996
NOTE 11.  INVENTORY

US$ MILLIONS	2021	2020
Natural gas inventory	$132	$71
Raw materials and other	268	150
Carrying amount of inventories	$400	$221
Refer to Note 23, Direct Operating Costs, for further details on inventory expenses identified as “cost of inventory”.
NOTE 12.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis. Investments in the utilities segment include a 15% interest in a Brazilian electricity transmission operation, a 13% and 11% interest in two businesses collectively referred to as our regulated natural gas transmission business in Mexico and four associates of our Colombian natural gas distribution operation. Transport investments include a 45% interest in a Brazilian toll road business, an 11% interest in a Brazilian rail and port logistics business, a 19% ownership interest of a North American container terminal operation, our 13% and 49% interests in port and export terminal operations in Australia and a 6% interest in a U.S. LNG export terminal. In our midstream segment, investments in associates and joint ventures include our 38% interest in a U.S. gas pipeline and a 20% interest in a North American gas storage operation. Our investments in the data segment include our 21% interest in a European telecommunications infrastructure operation, a 12% interest in a Brazilian data center operation, a 13% interest in a New Zealand data distribution business and a 13% interest in an Indian data center business.
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2021	2020
Balance at beginning of year	$5,528	$4,967
Share of earnings for the year	88	131
Foreign currency translation and other	(323)	(245)
Share of other comprehensive income	163	7
Distributions	(157)	(167)
Disposition of interest(1)	(336)	—
Held for sale(2)	(146)	—
Change in basis of accounting(3).(4),(5)	(92)	466
Acquisitions(6)	—	369
Balance at end of year(7),(8)	$4,725	$5,528

(1)In March 2021, Brookfield Infrastructure sold an effective 13% interest in its U.S. gas pipeline for net proceeds of $412 million. Approximately $125 million of the proceeds were used to repay a shareholder loan. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $75 million in Other income (expense) in the Consolidated Statement of Operating Results. Based on our ownership interest and governance rights retained, our partnership will continue to equity account for this investment in the midstream segment.
(2)In December 2021, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary is expected to receive net proceeds of approximately $0.3 billion.
(3)On February 26, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated JMM effective February 26, 2021.Refer to Note 6, Acquisition of Businesses, for further details.
(4)On December 24, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (Veredas”), Brazilian electricity transmission operations, increasing Brookfield Infrastructure’s ownership in each operation to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated both operations effective December 24, 2021. Refer to Note 6, Acquisition of Businesses, for further details.
(5)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Our 49% retained interest was remeasured using the initial public offering price of $466 million. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity.
(6)In September 2020, Brookfield Infrastructure, acquired an effective 6% interest in a U.S. LNG export terminal (“Sabine Pass”), Cheniere Energy Partners, L.P. for $369 million. Brookfield maintains a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, which holds an approximate 41% interest in Sabine Pass. Based on our ownership interest and governance rights retained, our partnership equity accounts for the entity.
(7)The closing balance includes a shareholder loan of $375 million from our U.S. gas pipeline (2020: $500 million).
(8)Subsequent to December 31, 2021, Brookfield Infrastructure acquired an approximate 10% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $0.5 billion.

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2021
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$359	$5,723	$6,082	$444	$3,738	$4,182	$1,900	$1,670	$230
Transport	6-49%	1,356	24,437	25,793	2,172	13,044	15,216	10,577	8,260	2,317
Midstream(1)	20-38%	223	6,275	6,498	234	4,087	4,321	2,177	1,125	1,052
Data	12-21%	1,055	13,393	14,448	1,727	6,284	8,011	6,437	5,350	1,087
Corporate	25-50%	4	144	148	1	—	1	147	108	39
Total		$2,997	$49,972	$52,969	$4,578	$27,153	$31,731	$21,238	$16,513	$4,725

(1)The partnership’s share of total net assets include a shareholder loan of $375 million receivable from our U.S. gas pipeline.

		As at December 31, 2020
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$646	$6,142	$6,788	$487	$4,238	$4,725	$2,063	$1,810	$253
Transport	6-50%	1,266	25,762	27,028	1,959	9,836	11,795	15,233	12,474	2,759
Midstream(1)	20-50%	173	6,392	6,565	249	4,033	4,282	2,283	911	1,372
Data	12-21%	841	13,308	14,149	1,263	6,081	7,344	6,805	5,672	1,133
Corporate	25-50%	22	121	143	14	56	70	73	62	11
Total		$2,948	$51,725	$54,673	$3,972	$24,244	$28,216	$26,457	$20,929	$5,528

(1)The partnership’s share of total net assets include a shareholder loan of $500 million receivable from our U.S. gas pipeline.
Our investments in associates and joint ventures are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Based on the analysis performed for the year ended December 31, 2021, our investments in associates and joint ventures remain largely unaffected by the global pandemic. Investments in associates and joint ventures represent long-term critical infrastructure supported by regulated or highly contracted revenues that provide stable and predictable cash flows.
Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Our investments in associates and joint ventures are predominantly comprised of our U.S. gas pipeline, our Brazilian toll road operation, our European telecommunications infrastructure operation, our Australian export terminal and our U.S. LNG export terminal. Each of our U.S. gas pipeline, Australian export terminal and U.S. LNG export terminal generate cash flows through long-term capacity based “ship-or-pay” or “take-or-pay” agreements with high-quality investment grade counterparties which minimize volume and price risk. Our European telecommunications business is comprised of approximately 8,000 multi-purpose towers and active rooftop sites and 50,000 kilometers of fiber located in France. Cash flows are supported by long-term contracts which have not been affected by the current market environment. Investments in our Brazilian toll road operation relate to concession arrangements with local transportation authorities.
As at December 31, 2021, two (2020: two) of our investments in associates or joint ventures have a quoted price in an active market.
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,336	$521	$28	$549	$84
Transport	11,808	1,574	(435)	1,139	15
Midstream	833	146	(46)	100	74
Data	2,460	70	73	143	14
Corporate	—	(76)	102	26	(99)
Total	$16,437	$2,235	$(278)	$1,957	$88

	Year ended December 31, 2020
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,715	$364	$(205)	$159	$50
Transport	4,161	171	(1,419)	(1,248)	(101)
Midstream	767	236	—	236	136
Data	2,245	293	374	667	45
Corporate	9	(15)	(245)	(260)	1
Total	$8,897	$1,049	$(1,495)	$(446)	$131
F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,046	$354	$26	$380	$57
Transport	3,351	22	364	386	2
Midstream	734	351	(54)	297	184
Data	1,447	(38)	57	19	(9)
Corporate	17	(38)	(156)	(194)	(10)
Total	$6,595	$651	$237	$888	$224
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2021, 2020, and 2019:

	Year ended December 31, 2021
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$202	$(611)	$176	$(233)	$(199)	$(34)
Transport	3,192	(372)	(1,627)	1,193	1,091	102
Midstream	342	(33)	(314)	(5)	(2)	(3)
Data	718	(996)	489	211	171	40
Corporate	(79)	(293)	372	—	—	—
Total	$4,375	$(2,305)	$(904)	$1,166	$1,061	$105

	Year ended December 31, 2020
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$184	$(697)	$285	$(228)	$(199)	$(29)
Transport	1,189	(1,039)	826	976	843	133
Midstream	378	(314)	(56)	8	3	5
Data	852	(735)	(77)	40	34	6
Corporate	—	—	—	—	—	—
Total	$2,603	$(2,785)	$978	$796	$681	$115

	Year ended December 31, 2019
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$108	$(1,109)	$1,548	$547	$471	$76
Transport	692	(852)	11	(149)	(76)	(73)
Midstream	357	(267)	(95)	(5)	(3)	(2)
Data	531	(2,707)	2,201	25	30	(5)
Corporate	—	—	—	—	—	—
Total	$1,688	$(4,935)	$3,665	$418	$422	$(4)
Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance at January 1, 2020	$8,633	$8,309	$3,971	$1,131	$22,044
Additions, net of disposals	535	387	306	77	1,305
Non-cash additions (disposals)	15	(241)	(29)	(26)	(281)
Acquisitions through business combinations(1)	—	—	—	7,334	7,334
Net foreign currency exchange differences	106	242	73	77	498
Balance at December 31, 2020	$9,289	$8,697	$4,321	$8,593	$30,900
Additions, net of disposals	478	434	423	429	1,764
Acquisitions through business combinations(1)	180	134	9,865	—	10,179
Assets held by subsidiaries disposed during the period(2)	(2,300)	(15)	—	—	(2,315)
Non-cash additions (disposals)(3)	34	(107)	88	(532)	(517)
Net foreign currency exchange differences	(116)	(145)	165	(166)	(262)
Balance at December 31, 2021	$7,565	$8,998	$14,862	$8,324	$39,749

Accumulated depreciation:
Balance at January 1, 2020	$(1,171)	$(950)	$(208)	$(88)	$(2,417)
Depreciation expense	(419)	(498)	(141)	(189)	(1,247)
Disposals	12	4	—	—	16
Non-cash disposals	—	130	—	17	147
Net foreign currency exchange differences	(35)	(90)	(7)	(3)	(135)
Balance at December 31, 2020	$(1,613)	$(1,404)	$(356)	$(263)	$(3,636)
Depreciation expense	(352)	(481)	(270)	(419)	(1,522)
Disposals	19	9	17	—	45
Assets held by subsidiaries disposed during the period(2)	663	12	—	—	675
Non-cash disposals	—	140	3	45	188
Net foreign currency exchange differences	11	56	(16)	8	59
Balance at December 31, 2021	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Accumulated fair value adjustments:
Balance at January 1, 2020	$2,212	$857	$317	$—	$3,386
Fair value adjustments	652	113	21	—	786
Net foreign currency exchange differences	70	78	—	—	148
Balance at December 31, 2020	$2,934	$1,048	$338	$—	$4,320
Fair value adjustments	134	48	70	—	252
Net foreign currency exchange differences	(26)	(50)	—	—	(76)
Assets held by subsidiaries disposed during the period	(1,399)	—	—	—	(1,399)
Balance at December 31, 2021	$1,643	$1,046	$408	$—	$3,097

Net book value:
December 31, 2021(4)	$7,936	$8,376	$14,648	$7,695	$38,655
December 31, 2020	$10,610	$8,341	$4,303	$8,330	$31,584

1.See Note 6, Acquisition of Businesses, for additional information.
2.See Note 5, Disposition of Businesses, for additional information.
3.Non-cash disposals within the data segment primarily relates to revisions to the purchase price allocation at our telecom tower operation in India. Refer to Note 6, Acquisition of Businesses, for additional information.
4.Includes right-of-use assets of $118 million (2020: $159 million) in our utilities segment, $1,179 million (2020: $1,187 million) in our transport segment, $389 million (2020: $113 million) in our midstream segment and $2,287 million (2020: $2,643 million) in our data segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2021 and 2020. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s property, plant and equipment assets valued using the income method, categorized by segment.

	Dec. 31, 2021				Dec. 31, 2020
Segment	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Primary Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 11%	20x	10 to 20 yrs	Discounted cash flow model	7% to 14%	7x to 23x	10 yrs
Transport	Discounted cash flow model	7% to 14%	9x to 15x	10 yrs	Discounted cash flow model	7% to 13%	9x to 14x	10 yrs
Midstream	Discounted cash flow model	15%	10x	5 to 10 yrs	Discounted cash flow model	15%	10x	5 to 10 yrs

(1)Certain businesses are valued using the replacement cost method as a result of their underlying operations. Replacement costs are determined with guidance from independent studies and third party evaluators.
Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2021, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $134 million (2020: $652 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business. The prior year included an uplift at our North American district energy operations which were disposed of during the year ended December 31, 2021. See Note 5, Disposition of Businesses, for additional information.
At December 31, 2021, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $48 million (2020: $113 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the transport segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows associated with organic growth.
At December 31, 2021, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $70 million (2020: $21 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the midstream segment remain relatively consistent with the prior year with the current year’s gain attributable to increasing cash flows associated with organic growth.
At December 31, 2021, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment. No revaluation gains were recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income (2020: $nil).
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model, inclusive of purchase price allocations.

US$ MILLIONS	Dec. 31, 2021	Dec. 31, 2020
Utilities	$6,504	$8,114
Transport	7,557	7,548
Midstream	14,300	4,007
Data	7,694	8,330

F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2021	2020
Cost	$15,785	$13,233
Accumulated amortization	(1,571)	(1,466)
Net intangible assets	$14,214	$11,767
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2021	2020
Brazilian regulated transmission operation	$2,645	$2,903
Canadian diversified midstream operation(2)	2,536	—
North American rail operations	1,867	1,929
North American residential energy infrastructure operation	1,720	1,748
Brazilian electricity transmission operation(2)	1,366	270
Peruvian toll roads	976	1,073
Indian telecom tower operation(2)	782	537
Indian toll roads(1)	658	714
U.K. telecom towers operation	480	491
U.K. port operation	289	292
Other(3)	895	985
Chilean toll roads(4)	—	825
Total	$14,214	$11,767

(1)Indian toll roads include $604 million of intangible assets at our investments in Simhapuri Expressway Limited and Rayalseema Expressway Limited and $54 million at BIF India Holdings Pte Ltd.
(2)Refer to Note 6, Acquisition of Businesses, for further details.
(3)Other intangibles are primarily comprised of customer contracts at our Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation and our natural gas operation in India.
(4)Refer to Note 5, Disposition of Businesses, for further details.
Our intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Despite recent volatility observed in commodity and foreign exchange markets and the interruption to global supply chains as a result of the global pandemic, our intangible assets remain largely unaffected, with no impairment required during the year ended December 31, 2021. Our intangible assets represent long-term critical infrastructure supported by regulated or highly contracted revenues which help protect value over the long term.
Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets will be amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
The intangible assets at our Canadian diversified midstream operation relate to long-term take-or-pay and fee-for-service contractual arrangements which are not materially impacted by volume or commodity price fluctuations. These customer relationships and shipping agreements are with investment grade counterparties. Revenues are recognized over time as transportation services are fulfilled. The intangible assets will be amortized on a straight-line basis over the estimated useful life.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The carrying value as at December 31, 2021, of Brookfield Infrastructure’s indefinite lived intangibles is $899 million (2020: $876 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2021	2020
Cost at beginning of the year	$13,233	$15,695
Acquisitions through business combinations(1)	3,734	532
Additions, net of disposals	67	102
Assets held by subsidiaries disposed during the period(2)	(957)	—
Non-cash additions (disposals)(3),(4)	271	(2,118)
Foreign currency translation	(563)	(978)
Cost at end of year	$15,785	$13,233

(1)See Note 6, Acquisition of Businesses, for additional information.
(2)Refer to Note 5, Disposition of Businesses, for further details.
(3)Non-cash additions during the year ended December 31, 2021 primarily relates to revisions to the purchase price allocation at our telecom tower operation in India. Refer to Note 6, Acquisition of Businesses, for additional information.
(4)Non-cash disposals during the year ended December 31, 2020, primarily relates to the partial disposition of our Australian export terminal. See Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2021	2020
Accumulated amortization at beginning of year	$(1,466)	$(1,309)
Assets held by subsidiaries disposed during the period(2)	281	—
Non-cash disposals(1)	26	216
Amortization	(514)	(458)
Foreign currency translation	102	85
Accumulated amortization at end of year	$(1,571)	$(1,466)

(1)Non-cash disposals during the year ended December 31, 2020, primarily relates to the partial disposition of our Australian export terminal. See Note 5, Disposition of Businesses, and Note 12, Investment in Associates and Joint Ventures, for further details.
(2)See Note 5, Disposition of Businesses, for further details
NOTE 15.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2021	2020
Balance at beginning of the year	$6,634	$6,553
Acquisitions through business combinations(1)	2,400	27
Assets held by subsidiaries disposed during the period(2)	(56)	—
Foreign currency translation and other	1	54
Balance at end of the year	$8,979	$6,634

(1)See Note 6, Acquisition of Businesses, for additional information.
(2)See Note 5, Disposition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2021, the carrying amount of each cash generating unit was determined to not exceed its recoverable amount.
F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2021	2020
Canadian diversified midstream operation(1)	$2,125	$—
North American rail operations	2,105	2,126
North American residential energy infrastructure operation	1,356	1,296
Western Canadian natural gas gathering and processing operation	762	756
U.S. data center operation	503	487
Brazilian regulated transmission operation	456	490
Colombian natural gas distribution operation	433	520
U.K. telecom tower operation	341	345
Other	898	614
Total	$8,979	$6,634

(1)See Note 6, Acquisition of Businesses, for additional information.
The recoverable amount of the goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. For businesses with the most significant goodwill as separately listed in the table above, the key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 14%, terminal value multiples of 6x to 20x and discrete cash flow periods from 6 to 20 years.

Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 16.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2021	2020
Balance at beginning of the year	$518	$416
Additions, net of disposals	106	3
Fair value adjustments	42	68
Foreign currency translation	(11)	31
Balance at end of the year	$655	$518

Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2021 and 2020. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
Data	Direct Income Capitalization	Capitalization Rate	6% to 8%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.
F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 17.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2021	2020
Current:
Accounts payable		$1,877	$1,461
Accrued liabilities		1,103	751
Deferred revenue	(i)	338	256
Lease liabilities		416	206
Provisions(1)		161	176
Loans and notes payable		—	134
Other liabilities		124	293
Total current		$4,019	$3,277

Non-current:
Lease liabilities		$3,423	$3,597
Deferred revenue	(i)	366	467
Accrued liabilities		200	—
Provisions(1)		492	423
Pension liabilities(2)		172	315
Loans and notes payable		28	84
Other liabilities		346	311
Total non-current		$5,027	$5,197

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Western Canadian natural gas gathering and processing operation and our Indian telecom tower operation.
(2)See Note 32, Retirement Benefit Plans, for further details.
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
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 18.  FINANCIAL LIABILITIES

US$ MILLIONS	2021	2020
Current:
Deferred consideration(1)	$1,148	$136
Interest rate swaps	54	116
Foreign currency forward contracts	76	107
Other financial liabilities	232	337
Total current financial liabilities	$1,510	$696

Non-current:
Deferred consideration(1)	$6	$1,022
Interest rate swaps	160	341
Foreign currency forward contracts	22	138
Inflation swaps	—	46
Other financial liabilities(2)	1,542	1,131
Total non-current financial liabilities	$1,730	$2,678

(1)Deferred consideration primarily relates to the April 4, 2017 acquisition our Brazilian regulated gas transmission operation. The deferred consideration is denominated in U.S. dollars and accrues interest at 3.35% compounded annually. The financial liability is measured at amortized cost and is payable on the fifth anniversary of the date of acquisition.
(2)Other financial liabilities primarily includes capital provided by non-controlling interest in the form of a shareholder loan.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 19.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 28, 2026. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2021, there were no (2020: $1,131 million) draws outstanding on the credit facility and $12 million of letters of credit were issued (2020: $63 million).

	Maturity(2)	Annual Rate(2)	Currency	2021	2020
Corporate revolving credit facility	June 29, 2026	LIBOR plus 1.2%	US$	$—	$1,131
Corporate revolving credit facility	April 14, 2022	LIBOR plus 1.2%	US$	—	—
Commercial Paper	January 25, 2022	0.37%	US$	431	—

Non-Current:
Medium Term Notes(1):
Public - Canadian	February 22, 2024	3.3%	C$	237	236
Public - Canadian	February 22, 2024	3.3%	C$	317	314
Public - Canadian	September 11, 2028	4.2%	C$	554	550
Public - Canadian	October 9, 2029	3.4%	C$	554	550
Public - Canadian	September 1, 2032	2.9%	C$	396	392
Subordinated notes(1)
Public - United States	May 24, 2081	5.0%	US$	250	—
				2,739	3,173
Deferred financing costs and other				(20)	(15)
Total				$2,719	$3,158

(1)See Note 20, Subsidiary Public Issuers, for further details.
(2)Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of December 31, 2021.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% and $6 million of debt issuance costs were incurred.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of December 31, 2021, there were $431 million of borrowings outstanding (2020: $nil).
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
Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility was secured to fund new investment opportunities that may arise while other sources of capital, including asset sales, are delayed. The facility matures on April 14, 2022 and all amounts not previously repaid will be due on such date. All obligations under the facility are guaranteed by our partnership and its subsidiary, BIPC Holdings Inc. Loans under this facility accrue interest at LIBOR plus 2.1% with an annual unused commitment fee of 42 basis points during the period prior to April 14, 2021, and LIBOR plus 2.2% thereafter with an annual unused commitment fee of 44 basis points. As of December 31, 2021, the balance remains undrawn (2020: $nil).
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
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility has an effective date of February 8, 2018 and automatically renews for four consecutive one year terms on the first, second, third and fourth anniversary of such effective date, which would result in it ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. All obligations of Brookfield Infrastructure under the facility were guaranteed by our partnership. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2021, there were no (2020: $nil) borrowings outstanding.
The decrease in corporate borrowings of $434 million during the year ended December 31, 2021 is primarily attributable to the repayment of $1,131 million of our revolving credit facility, partially offset by $431 million of net proceeds raised from our commercial paper program and the issuance of $250 million subordinated notes.
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2021	2020
Current	$2,701	$1,551
Non-current	23,833	18,469
Total	$26,534	$20,020
Non-recourse borrowings have increased by $6.5 billion since year-end. The impact from $8.7 billion of additional net borrowings, inclusive of $6.7 billion acquired as part of recent acquisitions, primarily our Canadian diversified midstream operation, was partially offset by recently completed dispositions.
F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2022(1)	$341	$386	$1,819	$53	$2,599
2023	1,619	247	715	216	2,797
2024	1,191	296	1,536	195	3,218
2025	440	258	1,264	707	2,669
2026	694	3,217	1,028	509	5,448
Thereafter	3,697	944	2,972	2,165	9,778
Total principal repayments(2)	7,982	5,348	9,334	3,845	26,509
Deferred financing costs and other	(31)	(39)	156	(61)	25
Total - Dec. 31, 2021	$7,951	$5,309	$9,490	$3,784	$26,534
Total - Dec. 31, 2020	$8,067	$6,635	$2,111	$3,207	$20,020

(1)Includes commercial paper obligations at our Canadian diversified midstream operation.
(2)As of December 31, 2021, approximately $145 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Dec. 31, 2021	4%	5%	6%	7%	6%
Dec. 31, 2020	4%	5%	6%	6%	5%
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2021	Local Currency		Dec. 31, 2020	Local Currency
Canadian dollars	$9,257	CAD	11,698	$2,400	CAD	$3,056
U.S. dollars	7,376	USD	7,376	7,457	USD	7,457
Indian rupees	3,650	INR	272,388	3,760	INR	274,457
British pounds	3,067	GBP	2,266	2,941	GBP	2,151
Brazilian real	1,840	BRL	10,268	1,161	BRL	6,035
Australian dollars	468	AUD	644	320	AUD	416
Colombian pesos	394	COP	1,621,399	418	COP	1,430,115
Peruvian soles	380	PEN	1,521	417	PEN	1,511
New Zealand dollars	41	NZD	60	43	NZD	60
Euro	36	EUR	32	59	EUR	48
Chilean Unidad de Fomento(1),(2)	—	UF	—	1,201	UF	29

(1)Chilean Unidad de Fomento is an inflation adjusted unit of account indexed to the Chilean Peso.
(2)See Note 5, Disposition of Businesses, for additional information.
Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2020	Cash Flows(1)	Acquisitions/ Dispositions(1)	Foreign Exchange Movement and Other	2021
Corporate borrowings	$3,158	$(456)	$—	$17	$2,719
Non-recourse borrowings	20,020	851	5,819	(156)	26,534

(1)Cash flows related to asset level debt raised on the closing of our Canadian diversified midstream operation and the acquisition of an additional interest in our Brazilian regulated gas transmission operation have been presented within Acquisitions/Dispositions. Refer to Note 6, Acquisition of Businesses, and Note 5, Disposition of Businesses, for further details.
NOTE 20. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated unsecured notes under the U.S. Indenture maturing May 24, 2081 in the U.S. with a coupon of 5.0% (the “subordinated notes”). The subordinated notes are guaranteed, on a subordinated basis, as to payment of principal, premium (if any) and interest and certain other amounts by the BIP Guarantors and BIPC Holdings. The subordinated notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into units of a newly-issued series of Class A preferred limited partnership units of the partnership, being class A preferred limited partnership units, Series 15, upon the occurrence of certain bankruptcy-related events.
On September 1, 2020, the Co-Issuers issued C$500 million of medium-term notes under the Indenture maturing September 1, 2032 in the Canadian bond market with a coupon of 2.9%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%. On October 6, 2020, the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
On April 7, 2020, the Co-Issuers issued C$200 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
On April 7, 2020, the Co-Issuers issued C$200 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. The principal balance was hedged to U.S. dollars using foreign exchange contracts.
On October 7, 2019, the Co-Issuers issued C$500 million of medium-term notes under the Indenture maturing October 9, 2029 in the Canadian bond market with a coupon of 3.4%. Our partnership swapped C$92 million of the total issuance to U.S. dollars on a matched maturity basis at an all-in rate of 3.5% and the remaining principal balance of the issuance was subsequently hedged using foreign exchange contracts. On November 6, 2019, the proceeds were used to early redeem C$375 million of medium-term notes maturing October 30, 2020.
These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
The BIP Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
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
The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

For the year ended December 31, 2021 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$—	$11,537	$11,537
Net income (loss) attributable to partnership(1)	556	—	—	208	885	(556)	1,093
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$—	$8,885	$8,885
Net income (loss) attributable to partnership(1)	141	—	—	5	389	(141)	394
For the year ended December 31, 2019
Revenues	$—	$—	$—	$—	$—	$6,597	$6,597
Net income (loss) attributable to partnership(1)	52	—	—	—	233	(52)	233
As at December 31, 2021
Current assets	$—	$—	$—	$—	$—	$4,896	$4,896
Non-current assets	6,840	—	1,045	2,373	9,835	48,972	69,065
Current liabilities	—	—	232	—	—	8,429	8,661
Non-current liabilities	—	2,288	—	—	—	36,621	38,909
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,408	2,408
BIPC exchangeable shares	—	—	—	—	—	1,369	1,369
Exchangeable units(5)	—	—	—	—	—	85	85
In operating subsidiaries	—	—	—	—	—	15,658	15,658
Preferred unitholders	—	—	—	—	—	1,138	1,138
As at December 31, 2020
Current assets	$—	$—	$—	$—	$—	$3,711	$3,711
Non-current assets	5,363	—	944	2,238	7,232	41,843	57,620
Current liabilities	—	—	77	—	—	5,447	5,524
Non-current liabilities	—	2,027	—	591	—	31,516	34,134
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,687	1,687
BIPC exchangeable shares	—	—	—	—	—	638	638
Exchangeable units(5)	—	—	—	—	—	12	12
In operating subsidiaries	—	—	—	—	—	13,954	13,954
Preferred unitholders	—	—	—	—	—	1,130	1,130

(1)Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(4)Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

NOTE 21.  PREFERRED SHARES
As at December 31, 2021, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to wholly owned subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2021, there were no dividends in arrears (2020: $nil).
NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2021	2020	2019
Interest on corporate facility	$16	$19	$20
Interest on corporate debt	87	76	63
Interest on non-recourse borrowings	1,134	944	738
Other financing fees(1)	231	140	83
	$1,468	$1,179	$904

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
NOTE 23.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2021, 2020 and 2019. Comparative figures have been reclassified to conform to the current period’s presentation:

US$ MILLIONS	2021	2020	2019
Depreciation and amortization	$2,036	$1,705	$1,214
Compensation	1,517	1,284	674
Fuel, transportation and distribution costs	1,514	1,291	929
Cost of inventory	1,308	706	463
Utilities	409	171	72
Other direct operating costs	1,463	1,391	1,257
Total	$8,247	$6,548	$4,609
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Refer to Note 23, Direct Operating Costs, for further details on payroll expenses identified as “compensation,” across all of Brookfield Infrastructure’s subsidiaries.
F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 25.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2021
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$249	$4,961	$316	$3,285	$314	$1,295
Brazilian regulated gas transmission operation	668	3,115	1,278	2,028	389	88
Colombian natural gas distribution operation	219	1,061	162	522	512	84
Brazilian electricity transmission operation(2)	104	1,457	30	902	436	193
North American residential energy infrastructure operation	269	4,583	466	2,660	1,215	511
Indian gas transmission operation	154	2,015	287	1,191	644	47
U.K. residential infrastructure business(2)	5	151	34	5	99	18
European residential infrastructure operation(2)	24	213	10	78	132	17
Transport
North American rail operation	564	9,561	564	4,930	4,173	458
U.K. port operation	55	1,154	40	779	159	231
Australian port operation	262	581	223	180	316	124
Peruvian toll roads	98	1,132	17	561	541	111
Indian toll roads(3)	70	732	166	364	189	83
Midstream
Canadian diversified midstream operation(2)	441	15,034	2,875	7,283	2,413	2,904
North American gas storage operation	258	1,479	227	662	525	323
Western Canadian natural gas gathering and processing operation	130	3,932	96	1,974	1,422	570
Data
U.S. data center operation	51	1,401	86	929	312	125
Australian data center operation	28	402	23	119	206	82
U.K. telecom towers operation	40	880	190	495	177	58
Indian telecom towers operation(2)	306	8,081	407	6,034	1,443	503
Corporate
Holding LP and other	746	101	889	2,470	41	(2,553)
Total	$4,741	$62,026	$8,386	$37,451	$15,658	$5,272
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	As of December 31, 2020
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$181	$5,264	$333	$3,241	$367	$1,504
Brazilian regulated transmission operation	405	3,494	203	2,772	783	141
Colombian natural gas distribution operation	220	1,256	248	478	636	114
Brazilian electricity transmission operation(2)	15	320	11	196	89	39
Canadian district energy operation(4)	28	1,260	147	567	429	145
U.S. district energy operation(4)	38	1,097	78	768	163	126
North American residential energy infrastructure operation	210	4,215	436	2,321	1,174	494
Indian gas transmission operation	94	2,172	131	1,308	781	46
Transport
North American rail operation	504	9,569	699	4,898	4,032	444
U.K. port operation	62	1,105	45	735	157	230
Australian port operation	151	863	131	393	352	138
Chilean toll roads(4)	126	835	125	1,148	(335)	23
Peruvian toll roads	105	1,247	438	212	591	111
Indian toll roads(3)	87	808	177	426	203	89
Midstream
North American gas storage	170	1,433	67	658	544	334
Western Canadian natural gas gathering and processing operation	125	3,964	131	2,072	1,348	538
Data
U.S. data center operation	67	1,634	95	1,138	334	134
Australian data center operation	12	311	127	7	135	54
U.K. telecom towers operation	32	896	332	327	203	66
Indian telecom towers operation(2)	392	7,998	493	5,392	1,917	588
Corporate
Holding LP and other	589	172	870	3,423	52	(3,584)
Total	$3,613	$49,913	$5,317	$32,480	$13,955	$1,774

(1)Attributable to all equity holders other than non-controlling interests in operating subsidiaries.
(2)Refer to Note 6, Acquisition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(4)Refer to Note 5 , Disposition of Businesses, for further details.

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$569	$34	$6	$138	$26
Brazilian regulated transmission operation	1,074	361	(87)	150	(31)
Colombian natural gas distribution operation	862	34	(101)	8	(24)
Brazilian electricity transmission operation(1)	90	22	(6)	10	(2)
Canadian district energy operation(2)	72	9	35	3	8
U.S. district energy operation(2)	74	2	—	—	—
North American residential energy infrastructure operation	1,444	75	43	32	18
Indian gas transmission operation	342	35	(17)	13	(5)
U.K. residential infrastructure business(1)	2	—	—	—	—
European residential infrastructure operation(1)	89	(6)	(8)	(1)	(1)
Transport
North American rail operation	2,157	208	131	24	13
U.K. port operation	274	17	6	24	9
Australian port operation	412	(16)	(18)	(6)	(6)
Chilean toll roads(2)	138	(40)	53	(8)	13
Peruvian toll roads	96	6	(57)	1	(11)
Indian toll roads(3)	117	(25)	(6)	(9)	(3)
Midstream
North American gas storage operation	371	95	36	65	22
Canadian diversified midstream operation(1)	906	59	38	65	30
Western Canadian natural gas gathering and processing operation	551	62	52	25	21
Data
U.S. data center operation	249	(33)	13	(13)	5
Australian data center operation	23	3	(8)	1	(3)
U.K. telecom towers operation	59	(19)	(1)	(6)	—
Indian telecom towers operation(1)	1,257	1	(80)	—	(16)
Corporate
Holding LP and other	5	742	—	450	194
Total	$11,233	$1,626	$24	$966	$257

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$488	$11	$42	$46	$167
Colombian regulated distribution operation(2)	6	2	156	—	(6)
Brazilian regulated transmission operation	942	309	(399)	116	(152)
Colombian natural gas distribution operation	793	39	34	7	13
Brazilian electricity transmission operation(1)	40	9	(25)	4	(11)
Canadian district energy operation(2)	127	5	115	2	39
U.S. district energy operation(2)	137	(14)	58	(9)	38
North American residential energy infrastructure operation	1,274	70	(32)	29	(14)
Indian gas transmission operation	268	(61)	(23)	(19)	(7)
Transport
Australian export terminal(4)	297	163	35	54	16
North American Rail Operation	1,974	86	(153)	11	(16)
U.K. port operation	235	22	16	31	22
Australian port operation	381	(29)	40	(10)	14
Chilean toll roads(2)	116	(21)	(21)	(6)	2
Peruvian toll roads	81	7	(54)	1	(11)
Indian toll roads(3)	111	(24)	(4)	(8)	(2)
Midstream
North American gas storage operation	143	(10)	10	(7)	6
Western Canadian natural gas gathering and processing operation	501	29	(1)	12	(1)
Data
U.S. data center operation	273	(32)	(10)	(13)	(4)
Australian data center operation	24	4	12	1	5
U.K. telecom towers operation	51	(3)	5	(1)	2
Indian telecom towers operation(1)	360	5	69	3	14
Corporate
Holding LP and other	9	(56)	—	(7)	250
Total	$8,631	$511	$(130)	$237	$364

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Year ended December 31, 2019
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	478	24	71	103	278
Colombian regulated distribution operation(2)	179	10	(9)	2	(2)
Brazilian regulated transmission operation	1,141	349	(83)	132	(33)
Colombian natural gas distribution operation	874	51	(4)	7	—
Brazilian transmission operation	2	15	(2)	7	(1)
Canadian district energy operation	121	6	85	2	29
U.S. district energy operation	158	(14)	49	(9)	32
North American residential energy infrastructure operation	956	3	63	2	26
Indian gas transmission operation	266	(39)	(33)	(12)	(10)
Transport
Australian export terminal(4)	308	15	(3)	43	(8)
North American Rail Operation	—	—	(10)	—	(1)
U.K. port operation	197	4	19	7	27
Australian port operation	462	(24)	(1)	(7)	—
Chilean toll roads	162	—	27	2	16
Peruvian toll roads	107	5	10	1	2
Indian toll roads(3)	130	(19)	(6)	(9)	(3)
Midstream
North American gas storage operation	143	12	52	9	32
Western Canadian natural gas gathering and processing operation	256	35	31	14	12
Data
U.S. data center operation	294	(22)	(10)	(7)	(4)
Australian data center operation	20	6	(3)	2	(1)
U.K. telecom towers operation	—	—	(2)	—	(1)
Corporate
Holding LP and other	25	(5)	—	(295)	(26)
Total	$6,279	$412	$241	$(6)	$364

(1)Refer to Note 6, Acquisition of Businesses, for further details.
(2)Refer to Note 5 , Disposition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
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
F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2021			Year ended December 31, 2020
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$273	$344	$(582)	$241	$(372)	$133
Colombian regulated distribution operation(1)	—	—	—	2	—	(2)
Brazilian regulated transmission operation	768	(32)	(473)	634	(34)	(588)
Colombian natural gas distribution operation	91	(38)	(41)	89	(35)	(55)
Brazilian electricity transmission operation(2)	29	70	(24)	13	—	(14)
Canadian district energy operation(1)	30	(38)	7	42	(97)	55
U.S. district energy operation(1)	13	(34)	25	51	(50)	—
North American residential energy infrastructure operation	(79)	(107)	189	(42)	(5)	45
Indian gas transmission operation	187	(51)	(120)	136	(14)	(117)
U.K. residential infrastructure business(2)	—	1	—	—	—	—
European residential infrastructure operation(2)	(6)	15	—	—	—	—
Transport
Australian export terminal(4)	—	—	—	68	(27)	(57)
North American rail operation	511	(98)	(424)	616	(24)	(606)
U.K. port operation	66	(53)	(24)	42	(25)	(11)
Australian port operation	11	(21)	(18)	28	(32)	26
Chilean toll roads(1)	46	(172)	85	49	(1)	(34)
Peruvian toll roads	30	(27)	—	18	(22)	—
Indian toll roads(3)	(2)	3	5	11	(18)	19
Midstream
North American gas storage operation	196	(35)	(179)	68	12	(53)
Canadian diversified midstream operation(2)	198	(246)	108	—	—	—
Western Canadian natural gas gathering and processing operation	235	(91)	(135)	156	(299)	114
Data
U.S. data center operation	38	(25)	(15)	77	(16)	(63)
Australian data center operation	16	(105)	104	7	(3)	(3)
U.K. telecom towers operation	16	(15)	2	27	(20)	(9)
Indian telecom towers operation(2)	189	(416)	261	245	(3,451)	3,331
Corporate
Holding LP and other	(171)	22	322	(182)	(4)	89
Total	$2,685	$(1,149)	$(927)	$2,396	$(4,537)	$2,200
Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Cash Flow Activities
	Year ended December 31, 2019
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$271	$(416)	$147
Colombian regulated distribution operation(1)	26	(24)	(4)
Brazilian regulated transmission operation	839	(21)	(702)
Colombian natural gas distribution operation	72	(38)	(73)
Brazilian electricity transmission operation	22	(4)	(6)
Canadian district energy operation(1)	53	(68)	14
U.S. district energy operation(1)	22	(29)	2
North American residential energy infrastructure business	128	(228)	87
Indian gas transmission operation	208	(1,950)	1,746
Transport
Australian export terminal(4)	91	(23)	(55)
North American rail operation	—	(6,460)	6,578
U.K. port operation	27	(43)	9
Australian port operation	52	(45)	(10)
Chilean toll roads(1)	62	(2)	(55)
Peruvian toll roads	47	(39)	—
Indian toll roads(3)	7	(9)	(29)
Midstream
North American gas storage operation	83	(10)	(63)
Western Canadian natural gas gathering and processing business	92	(1,396)	1,339
Data
U.S. data center operation	51	(6)	(35)
Australian data center operation	—	(277)	286
U.K. telecom towers operation	3	(280)	289
Corporate
Holding LP and other	(46)	243	(128)
Total	$2,110	$(11,125)	$9,337

(1)Refer to Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 6, Acquisition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 26.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2021	2020
Deferred income tax assets
Tax losses carried forward	$1,731	$1,002
Financial instruments and other	284	408
	$2,015	$1,410
Deferred income tax liabilities
Property, plant and equipment	$(5,472)	$(3,367)
Intangible assets	(2,316)	(2,458)
Investment in associates and investment properties	(78)	(73)
	$(7,866)	$(5,898)
Net deferred income tax liabilities	$(5,851)	$(4,488)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$160	$124
Deferred income tax liabilities	(6,011)	(4,612)
Net deferred income tax liabilities	$(5,851)	$(4,488)
The deferred tax asset related to losses available for carry forward includes $150 million (2020: $80 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2021	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2021
Deferred income tax assets related to non-capital losses and capital losses	$999	$377	$—	$(16)	$371	$1,731
Deferred income tax liabilities related to differences in tax and book basis, net	(5,487)	(617)	(260)	100	(1,318)	(7,582)
Net deferred income tax liabilities	$(4,488)	$(240)	$(260)	$84	$(947)	$(5,851)

		Recognized in
US$ MILLIONS	Jan. 1, 2020	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2020
Deferred income tax assets related to non-capital losses and capital losses	$397	$506	$—	$146	$(50)	$999
Deferred income tax liabilities related to differences in tax and book basis, net	(4,905)	(560)	(125)	(126)	229	(5,487)
Net deferred income tax liabilities	$(4,508)	$(54)	$(125)	$20	$179	$(4,488)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $134 million (2020: $143 million), unused capital losses of $1,799 million (2020: $143 million) and unused non-capital losses of $1,362 million (2020: $963 million). Of the total deductible temporary differences of $134 million (2020: $143 million), $24 million expire after five years from the reporting date and $110 million do not expire. Of the unused capital losses of $1,799 million (2020: $143 million), $1,703 million expire after five years from the reporting date and $96 million do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2022	2023	2024	2025	2026	Beyond	Do not expire	Total
As of December 31, 2021	$35	$35	$18	$4	$5	$269	$996	$1,362
As of December 31, 2020	36	37	18	7	5	287	573	963

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Tax expense comprises:
Current income tax expense	$374	$237	$250
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	13	(37)	29
Changes in tax rates or the imposition of new taxes	188	41	(20)
Previously unrecognized deferred taxes	39	50	19
Total income tax expense	$614	$291	$278
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$3,333	$1,195	$928
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	829	431	304
Change in substantively enacted tax rates	188	41	(20)
International operations subject to different tax rates	(9)	(21)	(6)
Taxable income attributable to non-controlling interests	(325)	(91)	(62)
Portion of gains subject to different tax rates	(115)	(117)	34
Deferred tax assets not recognized	39	50	19
Permanent differences and other	7	(2)	9
Income tax expense recognized in profit or loss	$614	$291	$278
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $40 million (2020: $15 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2021	2020	2019
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(164)	$(219)	$(148)
Cash flow hedges	(63)	63	3
Pension plan actuarial changes	(33)	31	3
Total income tax expense recognized directly in other comprehensive income	$(260)	$(125)	$(142)
Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 27.  PARTNERSHIP CAPITAL
As at December 31, 2021, our partnership’s capital structure was comprised of three classes of partnership units: units, preferred units and general partnership units. Units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: Special General Partner Units, Holding LP Class A Preferred Units, Managing General Partner Units and Redeemable Partnership Units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1827 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.198 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $206 million (2020: $183 million, 2019: $158 million). Prior to the special distribution, the above thresholds of $0.1827 and $0.198 were $0.203 and $0.22, respectively.
The Holding LP has issued 129 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.
(a)Special and Limited Partnership Capital

	Special General Partner Units			Limited Partnership Units			Total
UNITS MILLIONS	2021	2020	2019	2021	2020	2019	2021	2020	2019
Opening balance	1.6	1.6	1.6	295.4	293.5	277.3	297.0	295.1	278.9
Issued for cash	—	—	—	9.7	0.2	13.8	9.7	0.2	13.8
Conversion from Exchange LP Units	—	—	—	0.1	0.3	3.2	0.1	0.3	3.2
Conversion from BIPC exchangeable shares	—	—	—	0.1	1.4	—	0.1	1.4	—
Repurchased and cancelled	—	—	—	—	—	(0.8)	—	—	(0.8)
Ending balance	1.6	1.6	1.6	305.3	295.4	293.5	306.9	297.0	295.1
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

	Special General Partner			Limited Partners			Total
US$ MILLIONS	2021	2020	2019	2021	2020	2019	2021	2020	2019
Opening balance	$19	$19	$19	$5,526	$5,495	$4,911	$5,545	$5,514	$4,930
Unit issuance	—	—	—	545	9	559	545	9	559
Conversion from Exchange LP Units	—	—	—	2	3	53	2	3	53
Conversion from BIPC exchangeable shares	—	—	—	1	19	—	1	19	—
Repurchased and cancelled	—	—	—	—	—	(28)	—	—	(28)
Ending balance	$19	$19	$19	$6,074	$5,526	$5,495	$6,093	$5,545	$5,514
In November 2021, Brookfield Infrastructure issued 9.5 million units at $58.65 per unit in public offerings in the U.S. and Canada. In total, $556 million of gross proceeds were raised through the issuance and $23 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 7.1 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield for additional proceeds of $400 million.
As a result of the issuances during the year, inclusive of equity raised as part of the IPL acquisition, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated.
In July 2019, Brookfield Infrastructure issued 13.5 million units at $42.50 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million. As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a slight decrease in our partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $8 million that was recognized directly in equity.
During the year ended December 31, 2021, Brookfield Infrastructure did not repurchase or cancel any units (2020: less than 0.1 million for less than $0.1 million, 2019: 0.8 million for $28 million) and did not incur any commission costs (2020: less than $1 million, 2019: less than $1 million).
Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2021, our partnership issued 0.2 million units for proceeds of $12 million (2020: less than 1 million units for proceeds of $9 million, 2019: less than 1 million units for proceeds of $8 million) under the Plan.
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2021 was 1.6 million (2020: 1.6 million, 2019: 1.6 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2021 was 296.7 million (2020: 294.7 million, 2019: 285.6 million).
Net income per limited partnership unit was $1.74 for the year ended December 31, 2021 (2020: $0.35, 2019: $0.06). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2021.
(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	2021	2020	2019
Opening balance	121.9	121.9	115.8
Issued for cash	7.1	—	6.1
Ending balance	129.0	121.9	121.9

	Non-controlling interest—Redeemable Partnership Units held by Brookfield
US$ MILLIONS	2021	2020	2019
Opening balance	$2,328	$2,328	$2,078
Unit issuance	400	—	250
Ending balance	$2,728	$2,328	$2,328
In November 2021, Brookfield Infrastructure issued 7.1 million Redeemable Partnership Units to Brookfield for proceeds of $400 million.
In July 2019, Brookfield Infrastructure issued 6.1 million Redeemable Partnership Units to Brookfield for proceeds of $250 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2021 was 122.8 million (2020: 121.9 million, 2019: 118.6 million).
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c) Non-controlling interest—BIPC exchangeable shares

	Non-controlling interest— BIPC exchangeable shares
UNITS MILLIONS	2021	2020	2019
Opening balance	44.9	—	—
Unit issuance	2.1	—	—
Issued in conjunction with the acquisition of Inter Pipeline	26.0	—	—
Non-cash issuance	—	46.3	—
Conversion to units	(0.1)	(1.4)	—
Conversion from BIPC Exchangeable LP Units	0.4	—	—
Ending balance	73.3	44.9	—

	Non-controlling interest— BIPC exchangeable shares
US$ MILLIONS	2021	2020	2019
Opening balance	$(19)	$—	$—
Unit issuance	1,770	—	—
Conversion to units	(1)	(19)	—
Conversion from BIPC Exchangeable LP Units	5	—	—
Ending balance	$1,755	$(19)	$—
In November 2021, BIPC, a subsidiary of our partnership issued 2.1 million BIPC exchangeable shares at $62.70 per share in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
In October 2021, BIPC issued 8.1 million BIPC exchangeable shares for a fair value of $502 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Business, for further details.
During August and September 2021, BIPC issued 17.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses, for further details.
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 46.3 million BIPC exchangeable shares to unitholders as part of the BIPC special distribution. The distribution resulted in no cash proceeds to the partnership. The BIPC exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the BIPC exchangeable shares are presented as a component of non-controlling interests. Refer to Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2021, BIPC exchangeable shareholders exchanged 0.1 million (2020: 1.4 million) BIPC exchangeable shares for $1 million of our units (2020: $19 million).
Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(d) Non-controlling interest—Exchangeable Units

	Non-controlling interest—Exchangeable units
UNITS MILLIONS	2021	2020	2019
Opening balance	1.0	1.2	4.4
Special distribution	—	0.1	—
Issuance of BIPC Exchangeable LP Units	4.1	—	—
BIPC Exchangeable LP Units converted to BIPC exchangeable shares	(0.4)	—	—
Exchange LP Units converted to units	(0.1)	(0.3)	(3.2)
Ending balance	4.6	1.0	1.2

	Non-controlling interest—Exchangeable units
US$ MILLIONS	2021	2020	2019
Opening balance	$156	$159	$212
Issuance of BIPC Exchangeable LP Units	259	—	—
BIPC Exchangeable LP Units converted to BIPC exchangeable shares	(5)	—	—
Exchange LP Units converted to units	(2)	(3)	(53)
Ending balance	$408	$156	$159
During August, September and October 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 4.1 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses, and Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2021, Exchange LP unitholders exchanged 0.1 million (2020: 0.3 million, 2019: 3.2 million) Exchange LP Units for $2 million (2020: $3 million, 2019: $53 million) of our units.
During the year ended December 31, 2021, BIPC Exchangeable LP unitholders exchanged 0.4 million BIPC exchangeable LP units for $5 million of BIPC exchangeable shares.
On March 31, 2020, the partnership executed a special distribution of its Exchange LP units whereby each Exchange LP unitholder received one additional Exchange LP unit for every nine Exchange LP units held. The special distribution resulted in no cash proceeds to the partnership. In total, 0.1 million Exchange LP units were issued.
On January 21, 2022, BIP Bermuda Holdings I Limited, a wholly owned subsidiary of Brookfield Infrastructure, issued $300 million of perpetual subordinated notes with a coupon of 5.125% per annum. The perpetual subordinated notes do not have a maturity date or fixed redemption date, and are not redeemable at the option of the holders. The perpetual notes will be classified as a separate class of non-controlling interest in the partnership’s Consolidated Statements of Financial Position.
F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(e)    Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	2021	2020	2019
Opening balance	57.9	49.9	49.9
Issued for cash	8.0	8.0	—
Repurchased and cancelled	(10.0)	—	—
Ending balance	55.9	57.9	49.9

	Preferred Units
US$ MILLIONS	2021	2020	2019
Opening balance	$1,130	$935	$936
Unit issuance	194	195	—
Repurchased and cancelled	(186)	—	(1)
Ending balance	$1,138	$1,130	$935
On February 25, 2022, our partnership announced its intention to redeem 12.0 million issued and outstanding Series 7 Preferred Units, which represents all of the issued and outstanding Series 7 Preferred Units, at $25 per unit on March 31, 2022.
During the year ended December 31, 2021, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million. Losses on redemption of $20 million were recognized directly in equity (2020: $nil , 2019: less than 0.1 million for $1 million).
On January 21, 2021, our partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
On September 21, 2020, our partnership issued 8 million Series 13 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.125% annually. In total, $200 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects following criteria outlined by the International Capital Markets Association.
Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 28.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$899	$(1,324)	$30	$(82)	$—	$(18)	$968	$473
Other comprehensive income (loss)	175	(287)	7	68	39	(18)	5	(11)
Issuance of BIPC exchangeable shares(1)	—	18	—	—	—	—	—	18
Other items(2),(3),(4)	(59)	31	—	—	—	—	—	(28)
Balance at December 31, 2020	$1,015	$(1,562)	$37	$(14)	$39	$(36)	$973	$452
Other comprehensive income (loss)(5)	31	(168)	(2)	59	98	21	99	138
Equity issuance (6)	(108)	267	(8)	11	(12)	5	(157)	(2)
Other items(7)	(265)	—	—	—	—	—	—	(265)
Balance at December 31, 2021	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$6	$(9)	$2	$—	$—	$—	$5	$4
Other comprehensive income (loss)	1	(3)	—	1	—	—	—	(1)
Balance at December 31, 2020	$7	$(12)	$2	$1	$—	$—	$5	$3
Other comprehensive (loss) income(5)	—	(1)	—	—	—	—	1	—
Equity issuance(6)	(3)	5	(2)	(1)	1		(1)	(1)
Balance at December 31, 2021	$4	$(8)	$—	$—	$1	$—	$5	$2
F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$391	$(546)	$14	$(37)	$(2)	$(4)	$407	$223
Other comprehensive income (loss)	72	(119)	3	28	15	(8)	2	(7)
Issuance of BIPC exchangeable shares,(1)	—	5	—	—	—	—	—	5
Other items(2),(3),(4)	(25)	13	—	—	—	—	—	(12)
Balance at December 31, 2020	$438	$(647)	$17	$(9)	$13	$(12)	$409	$209
Other comprehensive income (loss)(5)	13	(68)	(1)	25	40	8	41	58
Equity issuance(6)	(59)	99	(4)	8	—	(2)	(63)	(21)
Other items(7)	(109)	—	—	—	—	—	—	(109)
Balance at December 31, 2021	$283	$(616)	$12	$24	$53	$(6)	$387	$137
(d) Attributable to Non-controlling interest—BIPC exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$—	$—	$—	$—	$—	$—	$—	$—
Other comprehensive income (loss)	29	51	(6)	22	5	(3)	(11)	87
Issuance of BIPC exchangeable shares,(1)	—	(23)	—	—	—	—	—	(23)
Other items(4)	(2)	—	—	—	—	—	—	(2)
Balance at December 31, 2020	$27	$28	$(6)	$22	$5	$(3)	$(11)	$62
Other comprehensive (loss) income (5)	11	(31)	—	10	15	4	21	30
Equity issuance(6)	165	(348)	13	(19)	10	(3)	209	27
Other items(7)	(42)	—	—	—	—	—	—	(42)
Balance at December 31, 2021	$161	$(351)	$7	$13	$30	$(2)	$219	$77

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(e) Attributable to Non-controlling interest—Exchangeable units(8)

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2019	$3	$1	$—	$(1)	$—	$—	$2	$5
Other comprehensive income (loss)	1	(2)	—	1	—	—	—	—
Balance at December 31, 2020	$4	$(1)	$—	$—	$—	$—	$2	$5
Other comprehensive (loss) income(5)	1	(1)	—	—	—	—	1	1
Equity issuance(6)	5	(22)	1	1	1	—	12	(2)
Other items	—	—	—	—	—	—	—	—
Balance at December 31, 2021	$10	$(24)	$1	$1	$1	$—	$15	$4

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
(4)In relation to the disposition of a 11% interest in our Texas electricity transmission operation, $25 million (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 12, Investments in Associates and Joint Ventures, for further details.
(5)On May 24, 2021, Finance Bill 2021 in the U.K. became substantively enacted. As a result, effective April 2023, the U.K. tax rate will increase from 19% to 25%. During the year ended December 31, 2021, net income and accumulated other comprehensive income included $178 million and $90 million of deferred tax expenses, respectively, related to the rate change.
(6)In relation to the issuance of BIPC exchangeable shares and BIPC Exchangeable LP Units in connection with the acquisition of IPL, as well as the issuance of BIPC exchangeable shares, units and Redeemable Partnership Units in November 2021, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 6, Acquisition of Businesses and Note 27, Partnership Capital, for further details.
(7)In relation to the disposition of our smart meters business in the U.K., a 25% interest in our Canadian district energy operation and a 40% interest in our U.S. district energy operation, $416 million of accumulated other comprehensive (net of tax) of revaluation surplus gains were reclassified directly into retained earnings.
(8)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 29.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Limited Partners	$(608)	$(588)	$(575)
General Partner(1)	(209)	(185)	(158)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(251)	(240)	(241)
BIPC exchangeable shares	(115)	(66)	—
Exchangeable units(3)	(7)	(4)	(4)
Preferred unitholders	(67)	(51)	(49)
Total Distributions	$(1,257)	$(1,134)	$(1,027)

	For the year ended December 31,
PER UNIT/SHARE(2)	2021	2020	2019
Limited Partners	$2.04	$1.94	$1.81
General Partner(1)	2.04	1.94	1.81
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	2.04	1.94	1.81
BIPC exchangeable shares	2.04	1.94	1.81
Exchangeable units(3)	2.04	1.94	1.81
Preferred unitholders	1.05	0.97	0.98

(1)Distributions to the General Partner include $206 million of incentive distributions for the year ended December 31, 2021 (2020: $183 million, 2019: $158 million).
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
(3)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
For the period up until June 30, 2020, holders of the Series 1 Preferred Units, received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Preferred Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter).
Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 30.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $474 million (2020: $249 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 31.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual commitments which include commitments relating to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, service agreements for the purchase and transportation of core utilities at our Canadian diversified midstream operation and leases associated with our U.S. data center operation, Indian telecom towers operation, North American rail operation and Canadian diversified midstream operation. As at December 31, 2021, our partnership had $8,376 million (2020: $5,750 million) of commitments outstanding, of which 11% mature in less than one year, 28% between two and five years, and 61% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 32.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2021 was $37 million (2020: $38 million, 2019: $9 million). The discount rate used was 2.3% (2020: 1.72%, 2019: 2.5%) with a rate of compensation of 2.6% (2020: 2.3%, 2019: 2.8%).

US$ MILLIONS	2021	2020
Plan assets	$934	$833
Less accrued benefit obligation	(1,126)	(1,164)
Accrued benefit liability (1)	$(192)	$(331)

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
F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the year ended December 31, 2021 (2020: $1 million, 2019: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $394 million for the year ended December 31, 2021 (2020: $302 million, 2019: $270 million). As of December 31, 2021, $108 million was outstanding as payable to the Service Provider (December 31, 2020: $89 million).
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
As of December 31, 2021, Brookfield Infrastructure had a loan payable of $26 million to subsidiaries of Brookfield (December 31, 2020: $82 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2021, our net deposit from Brookfield was $nil (December 31, 2020: $545 million) and Brookfield Infrastructure incurred interest expense of $3 million for the year ended December 31, 2021 (2020: $1 million, 2019: $4 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2021, there were no (December 31, 2020: $nil) borrowings outstanding.
On April 28, 2021, Brookfield Infrastructure transferred an investment funded by our partnership on behalf of future institutional partners to Brookfield. In connection with the transfer, our partnership received approximately $25 million from Brookfield. Separately, on July 1, 2021, Brookfield transferred an investment to Brookfield Infrastructure. The transfer was completed at fair value and in consideration, our partnership paid $50 million to Brookfield.
As at December 31, 2021, Brookfield Infrastructure had $45 million of corporate borrowings outstanding to an associate of Brookfield, $6 million of non-recourse borrowings outstanding to an associate of Brookfield and approximately $0.6 billion of net payables to a subsidiary of Brookfield, representing funding provided on behalf of Brookfield Infrastructure in connection with the acquisition of our Canadian diversified midstream operation. As at December 31, 2021, associates of Brookfield Infrastructure had $111 million of non-recourse borrowings outstanding an associate of Brookfield.
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the year ended December 31, 2021, revenues of $10 million were generated (2020: $12 million, 2019: $40 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the year ended December 31, 2021, expenses of $37 million were incurred (2020: $2 million, 2019: $67 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million (December 31, 2020: $12 million) with a subsidiary of Brookfield.
NOTE 34.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2021 and 2020 were as follows:

US$ MILLIONS	Note	2021	2020
Foreign exchange contracts	(a)	$4,383	$3,274
Interest rates swaps and other	(b)	10,095	11,437
Commodity contracts		424	32
		$14,902	$14,743
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2021 and 2020:

US$ MILLIONS	Unrealized Gains on Derivative Financial Assets	Unrealized Losses on Derivative Financial Liabilities	Net Change During 2021	Net Change During 2020
Foreign exchange derivatives	$145	$(45)	$100	$(213)
Interest rate derivatives	454	(156)	298	(173)
Commodity derivatives	—	(43)	(43)	(17)
	$599	$(244)	$355	$(403)
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2021 and 2020.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2021	2020	2021	2020
Foreign exchange contracts
British pounds	$1,871	$1,404	$1.35	$1.31
Canadian dollars	679	612	0.75	0.75
Australian dollars	642	609	0.73	0.69
European Union euros	367	239	1.21	1.21
Indian rupees	216	308	0.013	0.013
Colombian pesos	27	28	0.0002	0.0003
Peruvian soles	9	12	0.26	0.28
Chilean pesos	—	34	—	0.0013
Other(1)	572	28	—	—
	$4,383	$3,274

(1)Includes foreign exchange contracts at our operating subsidiaries intended to offset the risk associated with non-recourse borrowings in currencies other than the functional currency of the underlying operation.
(b)Interest Rates
At December 31, 2021, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $10,095 million (2020: $11,265 million). Brookfield Infrastructure has inflation linked swaps with an aggregate notional amount of $nil (2020: $172 million). Our partnership has an aggregate notional amount of $4,698 million floating interest rate derivatives that are benchmarked against the LIBOR, $440 million floating interest rates derivatives that are benchmarked against the bank bill swap rate and $1,741 million floating interest rates derivatives that are benchmarked against the CDOR.
It is currently expected that the Secured Overnight Financing Rate will replace US$ LIBOR prior to June 30, 2023. As at December 31, 2021, none of our partnership’s floating rate borrowings have been impacted by this reform. Please refer to Note 3, Significant Accounting Policies, for more details.
Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2021 and the comparative notional amounts at December 31, 2020, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2021				2020
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$1,021	$1,082	$—	$2,103	$1,723
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	579	107	—	686	779
Inflation linked swaps	—	—	—	—	172
Commodity contracts	424	—	—	424	32
	$2,024	$1,189	$—	$3,213	$2,706
Elected for hedge accounting
Foreign exchange derivatives	$1,211	$497	$572	$2,280	$1,551
Interest rate derivatives
Interest rate and cross currency interest rate swaps	324	8,246	839	9,409	10,486
	$1,535	$8,743	$1,411	$11,689	$12,037
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2021 and 2020 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2021			2020
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$9,981	$288	$28	$11,089	$(160)	$9
Net investment hedges	1,708	62	(14)	948	32	2
	$11,689	$350	$14	$12,037	$(128)	$11
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
NOTE 35.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2020. Our non-recourse borrowings have increased due to recently completed acquisitions while maintaining our consolidated net debt to capitalization ratio consistent with the prior year.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2021	2020
Corporate borrowings	$2,719	$3,158
Non-recourse borrowings	26,534	20,020
Subsidiary and corporate borrowings	29,253	23,178
Preferred shares	20	20
Cash and cash equivalents(1)	(1,924)	(1,393)
Consolidated net debt	27,349	21,805
Total partnership capital	26,391	21,673
Total capital and consolidated net debt	$53,740	$43,478
Consolidated net debt to capitalization ratio	51%	50%

(1)Includes current marketable securities.
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
Generally, Brookfield Infrastructure’s equity strategy is to issue equity in conjunction with acquisitions or outsized organic growth initiatives. The equity portion of capital expenditures and normal levels of acquisition of activity will be self-funded through operating cash flows retained in the business and proceeds from the sale of mature, de-risked businesses. However, Brookfield Infrastructure may also issue equity opportunistically to enhance its liquidity to pursue investment activity. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.
Brookfield Infrastructure F-103

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Brookfield Infrastructure’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit profile. To fund large scale development projects and acquisitions, Brookfield Infrastructure will evaluate a variety of capital sources including proceeds from selling mature assets, equity and debt financing. Our partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2021	2020
Corporate cash and financial assets	$683	$464
Availability under committed credit facilities(2)	3,475	3,475
Commercial paper	(431)	—
Draws on credit facility	—	(1,131)
Deposit from parent	—	(545)
Commitments under credit facility	(12)	(63)
Corporate liquidity	$3,715	$2,200

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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2021
US$ MILLIONS
Accounts payable and other liabilities	$2,980	$46	$47	$319	$3,392
Corporate borrowings	431	—	554	1,754	2,739
Non-recourse borrowings(1)	2,599	2,797	11,335	9,778	26,509
Financial liabilities	1,510	101	122	1,507	3,240
Lease liabilities	459	437	1,169	2,859	4,924

Interest Expense:
Corporate borrowings(2)	96	96	229	837	1,258
Non-recourse borrowings	1,046	968	2,199	2,951	7,164

(1)As of December 31, 2021, approximately $145 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
(2)Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0%

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2020
US$ MILLIONS
Accounts payable and other liabilities	$2,346	$27	$71	$301	$2,745
Corporate borrowings	—	—	1,681	1,492	3,173
Non-recourse borrowings	1,052	881	8,336	9,908	20,177
Financial liabilities	696	1,138	350	1,190	3,374
Lease liabilities	279	247	647	3,685	4,858

Interest Expense:
Corporate borrowings	72	72	163	170	477
Non-recourse borrowings	853	811	1,970	2,592	6,226
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Provider performs the monitoring, review and approval role and report to the Board on a regular basis.
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2021, the balance of the portfolio was $588 million (2020: $526 million), a 10% change in the value of the portfolio would impact our equity by $58 million and result in an impact on the Consolidated Statements of Operating Results of $58 million.
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

	2021		2020		2019
US$ MILLIONS	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase	10 bp decrease	10 bp increase
Net income	$1	$(1)	$1	$(1)	$1	$(1)
Other comprehensive income (loss)	(1)	1	(1)	1	(2)	2
F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
Foreign Currency Risk Management
Brookfield Infrastructure has exposure to foreign currency risk in respect of currency transactions, the value of Brookfield Infrastructure’s net investment, cash flows and capital expenditures that are denominated outside of the U.S. Brookfield Infrastructure’s approach to foreign currency risk management is:
•Brookfield Infrastructure leverages any natural hedges that may exist within its operations, including local inflation indexation;
•Brookfield Infrastructure utilizes local currency debt financing to the extent possible; and
•Brookfield Infrastructure may utilize derivative contracts to the extent that natural hedges are insufficient.
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2021 and 2020:

2021
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$1,446	$394	$582	$772	$775	$67	$216	$98	$463	$83	$4,896
Non-current assets	13,142	3,688	8,831	5,848	22,576	1,272	1,061	1,132	10,836	679	69,065
	$14,588	$4,082	$9,413	$6,620	$23,351	$1,339	$1,277	$1,230	$11,299	$762	$73,961
Liabilities:
Current liabilities	$2,247	$462	$792	$1,307	$2,670	$40	$161	$17	$857	$108	$8,661
Non-current liabilities	9,292	1,656	5,228	2,931	11,531	154	522	561	6,876	158	38,909
	11,539	2,118	6,020	4,238	14,201	194	683	578	7,733	266	47,570
Non-controlling interest—in operating subsidiaries and preferred unitholders	4,894	518	749	825	6,348	132	512	541	2,277	—	16,796
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(463)	363	664	391	703	254	21	28	323	124	2,408
Non-controlling interest—BIPC exchangeable shares	(264)	206	377	222	400	145	12	16	184	71	1,369
Non-controlling interest—Exchangeable units(1)	(16)	13	23	14	25	9	1	1	11	4	85
Net investment attributable to limited partners and general partner	$(1,102)	$864	$1,580	$930	$1,674	$605	$48	$66	$771	$297	$5,733
Brookfield Infrastructure F-107

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

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

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

	Impact on Net Income to the Partnership(1)
	2021		2020		2019
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$9	$(9)	$4	$(4)	$4	$(4)
USD/EUR	1	(1)	2	(2)	—	—
USD/GBP	11	(11)	5	(5)	7	(7)
USD/CLP	(1)	1	(1)	1	—	—
USD/COP	1	(1)	1	(1)	1	(1)
USD/BRL	18	(18)	15	(15)	18	(18)
USD/CAD	13	(13)	4	(4)	1	(1)
USD/INR	—	—	(3)	3	(2)	2
USD/NZD	—	—	(1)	1	—	—

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.

	Impact on Partnership Capital
	2021		2020
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$32	$(32)	$70	$(70)
USD/EUR	—	—	14	(14)
USD/GBP	27	(27)	105	(105)
USD/CLP	—	—	(5)	5
USD/COP	6	(6)	8	(8)
USD/BRL	154	(154)	158	(158)
USD/CAD	69	(69)	1	(1)
USD/PEN	10	(10)	10	(10)
USD/INR	49	(49)	58	(58)

Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

US$ MILLIONS	2021	2020
Partnership Capital	$26,391	$21,673
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,658)	(13,954)
Deficit	2,520	2,752
Accumulated other comprehensive income	(543)	(731)
Ownership changes	(515)	(527)
Invested Capital	$12,195	$9,213
F-110 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
The following table presents the change in Invested Capital during year ended December 31, 2021:

	For the year ended December 31,
US$ MILLIONS	2021	2020
Opening balance	$9,213	$9,009
Net issuance of preferred units	8	195
Issuance of limited partnership and redeemable partnership units	945	9
Issuance of BIPC exchangeable shares	1,770	—
Issuance of BIPC exchange LP Units	259	—
Ending balance	$12,195	$9,213
Weighted Average Invested Capital	$10,076	$9,067

NOTE 37.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Interest paid	$1,074	$985	$829
Income taxes paid	$262	$172	$179
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2021	2020	2019
Accounts receivable	$(190)	$284	$42
Prepayments	(11)	(415)	(120)
Accounts payable and other	(323)	(89)	146
Changes in non-cash working capital, net(1)	$(524)	$(220)	$68

(1)During the year ended December 31, 2021, changes in non-cash working capital include a $0.3 billion, (2020: $0.3 billion, 2019: $nil) reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are more than offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.

Brookfield Infrastructure F-111