Form 20-F
period 2022-12-31
Brookfield Infrastructure Partners L.P.
filed 2023-03-17
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2022
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

458,380,315 Limited Partnership Units as of December 31, 2022
4,989,265 Class A Preferred Limited Partnership Units, Series 1 as of December 31, 2022
4,989,262 Class A Preferred Limited Partnership Units, Series 3 as of December 31, 2022
7,986,595 Class A Preferred Limited Partnership Units, Series 9 as of December 31, 2022
9,936,190 Class A Preferred Limited Partnership Units, Series 11 as of December 31, 2022
8,000,000 Class A Preferred Limited Partnership Units, Series 13 as of December 31, 2022
8,000,000 Class A Preferred Limited Partnership Units, Series 14 as of December 31, 2022
1 General Partner Unit as of December 31, 2022

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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities but excluding BIPC (each as defined below). References to “our group” mean, collectively, Brookfield Infrastructure Corporation and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:
•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“Asset Management Company” are to Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management;
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
•“BIPC exchangeable shares” are to class A exchangeable subordinate voting shares in the capital of BIPC;
•“Brookfield” are to Brookfield Corporation (formerly Brookfield Asset Management Inc.) and any affiliate of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” are to Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements);
•“Brookfield Asset Management” are to Brookfield Asset Management Ltd.;
•“class B shares” are to the class B multiple voting shares in the capital of BIPC;
•“class C shares” are to the class C non-voting shares in the capital of BIPC;
•“CODM” are to the Chief Operating Decision Maker;
•our “current operations” are to the businesses in which we hold an interest as described in Item 4.B “Business Overview”;
Brookfield Infrastructure 1

•our “data operations” are to our interest in our data transmission and distribution businesses in Asia-Pacific, India, Europe, and North America and data storage operations in North and South America, Europe, India, and the Asia Pacific, as described in Item 4.B “Business Overview—Our Operations—Data —Overview”;
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
•“Exchangeable units” mean, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” are to Brookfield’s ownership in our partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares and BIPC Exchangeable LP Units;
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
•the “Infrastructure Special LP” are to Brookfield Infrastructure Special L.P., a subsidiary of the Asset Management Company, which is the special general partner of the Holding LP and “Special General Partner Units” refers to the units of the Holding LP that the Infrastructure Special LP holds in such capacity;
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
•“Master Services Agreement” are to the amended and restated master services agreement dated as of March 13, 2015, as amended on March 31, 2020, among the Service Recipients, Brookfield Corporation, the Service Providers and others, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;
2 Brookfield Infrastructure

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
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Providers and Brookfield Corporation, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;
•the “Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Barbados Inc., Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Corporation that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to our partnership, the Holding LP, certain of the Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“spin-off” are to the issuance of the special dividend by Brookfield Corporation to its shareholders of 35,016,762 of our units on January 31, 2008;
•“special distribution” are to the special distribution by our partnership to unitholders of one BIPC exchangeable share per nine units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — Overview”;
Brookfield Infrastructure 3

•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, Australian export terminal operations, port operations in the United States, the U.K., Australia, and New Zealand and toll road operations in Brazil, Peru and India, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
•our “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively;
•“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units”, “Series 12 Preferred Units”, “Series 13 Preferred Units”, “Series 14 Preferred Units” and “Series 15 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 10, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 12, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14 and cumulative class A preferred limited partnership units, series 15 in our partnership, respectively;
•“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 9 Preferred Units”, “Holding LP Series 11 Preferred Units”, “Holding LP Series 13 Preferred Units”, “Holding LP Series 14 Preferred Units” and “Holding LP Series 15 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14 and cumulative class A preferred limited partnership units, series 15 of the Holding LP, respectively;
•our “utilities operations” refer to our interests in electricity transmission operations in Brazil and Australia, our natural gas distribution operation in North America, South America, and India, our European regulated distribution operation in the U.K., and our European, North American, Australian, and U.K. residential infrastructure operations, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and
•“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions—Voting Agreements”.
4 Brookfield Infrastructure

On June 10, 2022, we completed a three-for-two split of our units by way of a subdivision of units (the “Unit Split”), whereby unitholders received an additional one-half of a unit for each unit held, resulting in the issuance of approximately 152.7 million additional units. Our preferred units were not affected by the Unit Split. In conjunction with the Unit Split, BIPC completed a concurrent three-for-two share split of the BIPC exchangeable shares. The BIPC split was also implemented by way of a subdivision whereby shareholders received an additional one-half of a share for each share held. Corresponding three-for-two splits of the Exchangeable units were also completed on June 10, 2022. All historical per unit or share disclosures have been adjusted to effect for the change in units and shares due to the splits.
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
Brookfield Infrastructure 5

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
•Brookfield’s influence over our partnership and our partnership’s dependence on the Service Providers;
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
•the limited liability of, and our indemnification of, the Service Providers;
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
•changes in tax law and practice;
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, inflation and volatility in financial markets, as well as variable economic conditions in the markets where we operate;
•increasing political uncertainty, which may impact our ability to expand in certain markets;
•adverse changes in currency exchange rates;
Brookfield Infrastructure 7

•potential unavailability of credit on favorable terms, or at all;
•potential unfavorable changes in government policy and legislation;
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
8 Brookfield Infrastructure

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
We prepare our financial statements in accordance with the International Financial Reporting Standards (“IFRS”). To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures. To measure liquidity, we focus on debt attributable to the partnership and net debt.
FFO
To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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

Brookfield Infrastructure 11

Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers, and conflicts of interests therewith.
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
•Risks related to our Master Services Agreement, our organizational and ownership structure and our other arrangements with Brookfield and the Service Providers.
•Risks related to breaches of the information barrier and related internal controls by Brookfield and/or Oaktree and other affiliates.
•Risks relating to our inability to terminate our Master Services Agreement.
•Risks relating to the limited liability of the Service Providers to our partnership and the other Service Recipients.
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
•Risks related to enforcement of service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Providers.
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
A key part of Brookfield Infrastructure’s strategy involves seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operations. We depend on the diligence and skill of Brookfield’s professionals and our Service Providers to manage us, including integrating all of the acquired business’ operations with our existing operations. These individuals may have difficulty managing the additional operations and may have other responsibilities within Brookfield’s asset management business. If Brookfield does not effectively manage the additional operations, our existing business, financial condition and results of operations may be adversely affected.
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
We currently have approximately $5.2 billion of committed backlog. Total capital to be commissioned in the next two to three years currently stands at approximately $6.3 billion. We can provide no assurance that we will be able to complete these projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.
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
Brookfield Infrastructure 19

While our strategy is to structure these arrangements to afford our partnership certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide our partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or a management team may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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
20 Brookfield Infrastructure

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

While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated transmission operation during 2022. As this accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer. Similarly, our Australian rail operation is party to several commercial track access agreements to provide access to our rail network for the haulage of commodities. The largest of these contracts currently accounts for a significant portion of forecast Adjusted EBITDA within the rail business and an event of default under this contract could have a materially adverse effect on that business.
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
Risks Relating to Our Relationship with Brookfield
Brookfield exercises substantial influence over our partnership and we are highly dependent on the Service Providers.
A subsidiary of Brookfield is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. In addition, the Service Providers, which includes subsidiaries of Brookfield, provides management and administration services to us pursuant to our Master Services Agreement. Our partnership and the Holding LP generally do not have any employees and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. For further information on our governance and management arrangements see Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
Brookfield Infrastructure 23

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all infrastructure acquisitions that Brookfield identifies.
Our ability to grow depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our partnership to own and operate certain infrastructure assets on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of infrastructure-related acquisitions or transition investments. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:
•there is no accepted industry standard for what constitutes an infrastructure asset. For example, Brookfield may consider certain assets that have both real-estate related characteristics and infrastructure related characteristics to be real estate and not infrastructure;
•it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition of infrastructure assets through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
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
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our partnership, in the Holding LP or in BIPC, and Brookfield may sell the units or Redeemable Partnership Units that it holds in our partnership or the Holding LP, respectively, or its BIPC exchangeable shares. Our General Partner may also transfer its general partnership interest in our partnership to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders or preferred unitholders. In addition, Brookfield may sell or transfer all or part of its interests in the Service Providers or in our General Partner, in each case, without the approval of our unitholders, which could result in changes to the management of our partnership and its current growth strategy. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, we cannot predict with any certainty the effect that changes in the ownership of Brookfield would have on the trading price of our units, our preferred units or the BIPC exchangeable shares or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our group. As a result, our business, financial condition and results of operations may suffer.
Brookfield Infrastructure 25

Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
As of December 31, 2022, Brookfield beneficially owns, directly or indirectly, 206,974,479 of our units, assuming exchange of 193,587,223 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism and exchange of 13,012,789 BIPC exchangeable shares beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns 0.37% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
Brookfield may also purchase additional units of our partnership or BIPC exchangeable shares in the open market or pursuant to private placements. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units. Most recently, it purchased 10,656,521 Redeemable Partnership Units in connection with our November 2021 offering. See Item 5.B “Liquidity and Capital Resources—Partnership Capital.”
Any of these events may result in Brookfield increasing its ownership of our units relative to other unitholders, which could reduce the amount of cash available for distribution to public unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our General Partner, a wholly-owned subsidiary of Brookfield, in its capacity as our General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
26 Brookfield Infrastructure

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
Brookfield Infrastructure 27

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and our preferred unitholders, on one hand, and Brookfield and BIPC, on the other hand, For example, while the BIPC board generally mirrors the board of the General Partner, BIPC’s board of directors includes an additional non-overlapping board member to assist BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with our partnership. Mr. John Mullen currently serves as the non-overlapping member of BIPC’s board of directors. In certain instances, the interests of Brookfield or BIPC may differ from the interests of our partnership, our preferred unitholders and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our partnership, our unitholders and our preferred unitholders.
28 Brookfield Infrastructure

In addition, the Service Providers, affiliates of Brookfield, provides management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.
Our General Partner, the sole shareholder of which is Brookfield Corporation, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our partnership, it may create an incentive for Brookfield to increase or maintain the market value of our partnership over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through Brookfield’s ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, it has an effective economic interest in our partnership of approximately 27.1%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchangeable units and BIPC exchangeable shares) and therefore may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.

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
30 Brookfield Infrastructure

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
The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; (iii) the Service Providers are grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. Our General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield Corporation experiences a change of control, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of Brookfield Corporation, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreements”.
The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.
Under the Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that our General Partner takes in following or declining to follow its advice or recommendations. In addition, under our Limited Partnership Agreement, the liability of our General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under the Master Services Agreement is similarly limited, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, our partnership has agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to our partnership, our unitholders and preferred unitholders. See Item 6.A “Directors and Senior Management—Our Master Services Agreement—Indemnification and Limitations on Liability”.
32 Brookfield Infrastructure

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
Brookfield Infrastructure 33

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
34 Brookfield Infrastructure

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
The sale or issuance of our units, preferred units, BIPC exchangeable shares or other securities exchangeable into our units, or the exchange of Exchangeable units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. In addition, we may also issue additional units or other securities as consideration for acquisitions. We are also required to issue additional units upon exchange of BIPC exchangeable shares. There are 110,600,397 BIPC exchangeable shares outstanding as of March 14, 2023, each of which may be exchanged for our units in accordance with their terms. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.
Brookfield Infrastructure 35

Our partnership is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and if our partnership was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose. Moreover, if anything were to happen which causes our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of our Limited Partnership Agreement or the termination of our partnership, any of which could materially adversely affect the value of our units and preferred units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units and preferred units.
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
36 Brookfield Infrastructure

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield currently has an effective economic interest in our partnership of approximately 27.1%, on a fully-exchanged basis, as a result of ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
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
Brookfield Infrastructure 37

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
38 Brookfield Infrastructure

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
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. As of March 14, 2023, there are 110,600,397 BIPC exchangeable shares outstanding, each of which may be exchanged for our units in accordance with their terms.
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
U.S. investors in our units and preferred units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of our General Partner and the Service Providers.
We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. In addition, our directors and senior management identified in this annual report on Form 20-F are located outside of the United States. Certain of the directors and officers of our General Partner and the Service Providers reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Providers identified in this annual report on Form 20-F may be, located outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of our General Partner and the Service Providers. It may also not be possible to enforce against us or the directors and officers of our General Partner and the Service Providers judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.
Brookfield Infrastructure 39

Canadian investors in our units and preferred units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Provider.
We were established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of Canada. Certain of the directors and officers of our General Partner and the Service Providers reside outside of Canada. A substantial portion of our assets are, and the assets of the directors and officers of our General Partner and the Service Providers and the experts identified in this annual report on Form 20-F may be, located outside of Canada. It may not be possible for investors to effect service of process within Canada upon the directors and officers of our General Partner and the Service Providers. It may also not be possible to enforce against us, the experts identified in this annual report on Form 20-F, or the directors and officers of our General Partner and the Service Providers judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.
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
40 Brookfield Infrastructure

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
Brookfield Infrastructure 41

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
Our General Partner believes that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
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
42 Brookfield Infrastructure

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
Brookfield Infrastructure 43

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
44 Brookfield Infrastructure

If our partnership were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.
Our General Partner intends to use commercially reasonable efforts to structure the activities of our partnership and the Holding LP to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our partnership were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”) generally would be required to file U.S. federal income tax returns and pay U.S. federal income tax at the regular graduated rates, and distributions to Non-U.S. Holders could be subject to U.S. federal withholding tax at the highest applicable effective tax rates. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders”.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company” (“PFIC”). Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2023. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.
Tax gain or loss from the disposition of our units could be more or less than expected.
Upon the sale of our units, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder’s adjusted tax basis in such units. Prior distributions to a U.S. Holder in excess of the total net taxable income allocated to such holder will have decreased such holder’s tax basis in our units. Therefore, such excess distributions will increase a U.S. Holder’s taxable gain or decrease such holder’s taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such U.S. Holder.
46 Brookfield Infrastructure

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
48 Brookfield Infrastructure

If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the “Tax Act”) (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to herein as “CFAs”) in which the Holding LP directly invests earn income that is “foreign accrual property income” (as defined in the Tax Act and referred to herein as “FAPI”), our unitholders may be required to include amounts allocated from our partnership in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.
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
Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner, unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” of any non-Canadian limited partner at any time but no assurance can be given in this regard. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, our units will be “treaty-protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.
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
Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), and a tax-free savings account (“TFSA”), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
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
Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).
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
Many industries, including the industries in which we operate, are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability.

Brookfield Infrastructure 55

The demand for services provided by our operating entities are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset and also subject to global economic trends. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset.
For example, the U.S. economy experienced negative growth during the first two quarters of 2022 and this economic slowdown is expected to continue into 2023. Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could also materially impact the valuation of our units and preferred units.
In addition, we may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future.
Inflationary pressures could adversely impact our businesses.
Our operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that we operate or invest in have increased significantly in 2022, rising above the target inflation ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.

56 Brookfield Infrastructure

We are subject to risks associated with pandemics, epidemics and other public health emergencies.
Our business could be exposed to effects of pandemics/epidemics (including the emergence and progression of new variants), which could materially adversely impact our operations.
A local, regional, national or international outbreak of a contagious disease, which may be capable of spreading across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control. The ongoing prevalence of such diseases or public health crises, the emergence and progression of new variants and the actions taken in response to such diseases or public health crises by government authorities across various geographies in which we and our businesses operate may interrupt business activities and supply chains, disrupt travel, contribute to significant volatility in the financial markets, impact social conditions and adversely affect local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.
The longer-term economic impacts of the outbreak of a contagious disease or future public health crises will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe strains of such diseases; additional actions that may be taken to contain these diseases such as re-imposing previously lifted measures or putting in place additional restrictions and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
In addition, the potential effects of the outbreak a contagious disease or future public health crises on our employees or the employees of our operating companies or other companies with which we and they do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
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
Brookfield Infrastructure 57

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
General economic and business conditions that impact the debt or equity markets could impact the availability of credit to, and cost of credit for, Brookfield Infrastructure. Actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn could make it more difficult to obtain financing for our operations or investments on favorable terms. We have revolving credit facilities and other short-term borrowings and the amount of interest charged on these will fluctuate based on changes in short-term interest rates. Any economic event that affects interest rates or the ability to refinance borrowings could materially adversely impact our financial condition. Continued movements in interest rates could also affect the discount rates used to value our assets, which in turn could cause their valuations calculated under IFRS to be reduced resulting in a material reduction in our equity value.
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
58 Brookfield Infrastructure

Risks relating to Russia’s ongoing military conflict with Ukraine
In February 2022, Russian forces invaded Ukraine and in response, many jurisdictions, including the United States, Canada, the European Union, the United Kingdom and others, have imposed significant economic sanctions against Russia and certain Russian politicians, individuals, corporations and financial institutions. Russia’s invasion and the sanctions imposed to date in response have created considerable uncertainty in the global financial system, increased fuel prices, supply chain challenges and heightened cybersecurity disruptions and threats. While our group has been actively working on ensuring the safety and security of any employees at our group’s operations who may be affected by these events and our group’s direct exposure to the regions impacted by this conflict remains limited, current and future developments related to this conflict may have an adverse impact on our group’s cost of doing business. As the war in Ukraine and the global response to the conflict are rapidly evolving and difficult to predict, future developments could have a significant adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow more generally.
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
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our utility, transport and midstream operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and midstream operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us. For example, the withdrawal of the United Kingdom from the European Union and military tensions and conflict in Eastern Europe has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.
Brookfield Infrastructure 59

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
Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our South American toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.
60 Brookfield Infrastructure

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
Brookfield Infrastructure 61

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
62 Brookfield Infrastructure

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
In addition to the above, our ability to obtain financing to finance our growth is dependent on, among other factors, disruptions and volatility in capital markets (including those caused by rising interest rates), continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk, and perceived environmental and social governance risk, at such time, and investor appetite for investments in infrastructure assets in general and in our securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially adversely affected.
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
Brookfield Infrastructure 63

New regulatory initiatives related to ESG and/or changing market perception of our businesses could adversely impact our business.
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

If regulators disagree with our ESG disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.

There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our business model that see us taking a more active approach to certain decarbonization investments could have a similar result. Our business, reputation and the market price of our units could be adversely affected by any such changes in investor sentiment.
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

64 Brookfield Infrastructure

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Brookfield Infrastructure has appointed the Service Providers to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. Brookfield’s economic interest in our partnership is approximately 27.1% on a fully-exchanged basis.
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
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio target at 60-70% of FFO. In determining what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our recurring growth capital expenditures.
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

Brookfield Infrastructure 65

On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits. Distributions per unit/share were adjusted for the impact of the special distribution and unit/share split.
On February 1, 2023, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized) with an identical increase approved by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target a 5% to 9% annual distribution increase in light of the growth that we foresee in our operations.
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
The following table outlines the significant events in the history and development of our business during the past three fiscal years. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

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

March 2020	Corporate:	On March 31, 2020, Brookfield Infrastructure completed a special distribution whereby unitholders as of March 20, 2020 received one BIPC exchangeable share for every nine units held.
66 Brookfield Infrastructure

Date	Segment	Event

April 2020	Corporate:	On April 7, 2020, Brookfield Infrastructure Finance ULC issued C$400 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$200 million aggregate principal amount of the medium-term notes mature September 11, 2028 and have a coupon rate of 4.2% per annum. These notes were issued at a premium with an effective interest rate of 4.1% per annum. The remaining
C$200 million aggregate principal amount of medium-term notes mature on October 9, 2029 and have a coupon rate of 3.4% per annum. These notes were issued at a discount with an effective interest rate of 4.1%.
April 2020	Corporate:	On April 14, 2020, the partnership secured an incremental $1.0 billion syndicated revolving credit facility. The facility matures on April 14, 2022. Loans under this facility accrue interest at LIBOR plus 2.1% during the period prior to April 14, 2021, and 2.2% thereafter. These corporate credit facilities are available to provide short-term liquidity for new investment opportunities and for general working capital purposes.
July 2020	Utilities:	On July 14, 2020, Brookfield Infrastructure sold its 11% interest in its Texas electricity transmission operation for total after-tax consideration of approximately $60 million.
July 2020	Utilities:	On July 15, 2020, Brookfield Infrastructure acquired an additional 6% interest in our Colombian natural gas transmission operation for total consideration of approximately $25 million. As a result of the transaction, Brookfield Infrastructure increased its ownership to 21%.
August 2020	Data:	On August 31, 2020, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecom tower operation for total consideration of approximately $585 million.
September 2020	Corporate:	On September 1, 2020, Brookfield Infrastructure Finance ULC issued C$500 million aggregate principal amount of medium-term notes maturing September 1, 2032 with a coupon of 2.9% per annum. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. On October 6, 2020, a portion of the proceeds were used to early redeem C$450 million of medium-term notes maturing March 11, 2022.
September 2020	Corporate:	On September 21, 2020, our partnership issued 8 million inaugural Green Series 13 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% per annum. Net proceeds from this offering totaled approximately $195 million and are in alignment with green bond principles as administered by the International Capital Markets Association (“ICMA”).
September 2020	Transport:	On September 24, 2020, Brookfield Infrastructure, through a co-controlling interest in a joint venture with Blackstone Infrastructure Partners, acquired a 6% interest in an U.S. liquefied natural gas (“LNG”) export terminal, Cheniere Energy Partners, for approximately $425 million, inclusive of contingent consideration.
December 2020	Transport
On December 7, 2020, Brookfield Infrastructure sold 22% of its interest in its Australian export terminal for total after-tax consideration of approximately $55 million. Our 49% retained interest was remeasured using the initial public offering price of approximately $465 million.

Brookfield Infrastructure 67

Date	Segment	Event

January 2021	Corporate:	On January 21, 2021, our partnership issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the ICMA.
February 2021	Corporate:	On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The notes are guaranteed by our partnership and certain of our subsidiaries. The proceeds of the commercial paper issuance are used for general corporate purposes.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an effective 11% interest in Thermondo GmbH, a European residential distribution business, for total consideration of approximately $20 million.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. JMM owns and operates approximately 760 kilometers of electricity transmission lines in Brazil.
March 2021	Midstream:	On March 8, 2021, Brookfield Infrastructure sold a 13% interest in our U.S. gas pipeline for net consideration of approximately $410 million.
April 2021	Utilities:	On April 30, 2021, Brookfield Infrastructure acquired an additional 3% interest in our Brazilian natural gas transmission operation for approximately $85 million.
May 2021	Utilities:	On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million.
May 2021	Corporate:	On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million aggregate principal amount of fixed rate subordinated notes maturing May 24, 2081 with a coupon of 5.00% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries.
June 2021	Utilities:	On June 7, 2021, Brookfield Infrastructure sold its 25% interest in our Canadian district energy operations for net consideration of approximately $450 million.
July 2021	Utilities:	On July 16, 2021, Brookfield Infrastructure sold its 40% interest in our U.S. district energy operations for net consideration of approximately $555 million.
July 2021	Data:	On July 14, 2021, Brookfield announced a joint venture with Digital Realty to develop and operate data centers in India. To date, Brookfield Infrastructure has invested approximately $5 million to establish the business and begin acquiring land for future development.
August, September, October 2021	Midstream:	On August 20, 2021, Brookfield Infrastructure acquired an effective 41% interest in Inter Pipeline Ltd., a Canadian diversified midstream operation, for total consideration of approximately $2.8 billion (the “initial IPL acquisition”). Subsequently, Brookfield Infrastructure acquired an additional 18% interest for approximately $1.2 billion (along with the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”). In connection with the IPL acquisitions, $1.9 billion of BIPC exchangeable shares and BIPC exchangeable LP units were issued.
September 2021	Corporate:	On September 30, 2021 our partnership redeemed all of its outstanding cumulative Class A Preferred Units, Series 5, for $206 million.
68 Brookfield Infrastructure

Date	Segment	Event

November 2021	Corporate:	On November 17, 2021, our partnership issued 14,215,444 limited partnership units and 3,210,037 BIPC exchangeable shares for gross proceeds of approximately $690 million (approximately $660 million net of issuance costs) in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 10,656,521 Redeemable Partnership Units for approximately $400 million.
November 2021	Transport:	On November 16, 2021, Brookfield Infrastructure sold the remaining 17% stake in its Chilean toll road business for net consideration of approximately $165 million.
December 2021	Utilities:	On December 15, 2021, Brookfield Infrastructure acquired an effective 15% interest in Boxt Limited, a U.K. residential Infrastructure operation, for total consideration of approximately $20 million.
December 2021	Utilities:	On December 24, 2021, Brookfield Infrastructure acquired an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”) for approximately $20 million and $15 million, respectively. Sanguinetti and Veredas own and operate approximately 430 kilometers and 440 kilometers of electricity transmission lines in Brazil, respectively.
January 2022	Corporate:	On January 21, 2022, BIP Bermuda Holdings I Limited issued $300 million aggregate principal amount of perpetual subordinated notes with a coupon of 5.125% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries. The net proceeds from this offering were used to redeem the Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Units”) and for working capital purposes.
February 2022	Utilities:	On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $500 million.
March 2022	Data:	On March 10, 2022, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecommunications business, for total consideration of approximately $30 million.
March 2022	Corporate:	On March 31, 2022, our partnership redeemed all of its outstanding Series 7 Preferred Units, for $243 million.
April 2022	Utilities:	On April 1, 2022, Brookfield Infrastructure acquired an approximate 13% interest in an Australian smart meter business, for total equity consideration of $215 million.
April 2022	Corporate:	On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$400 million aggregate principal amount of medium-term notes mature on April 25, 2034 and have a coupon rate of 5.439% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on April 25, 2052 with a coupon rate of 5.789% per annum.
June 2022	Corporate:
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchangeable LP Units, and BIPC Exchangeable LP Units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the Unit Split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently adjusted to reflect the split.

Brookfield Infrastructure 69

Date	Segment	Event

June 2022	Transport:	On June 13, 2022, Brookfield Infrastructure sold an effective 19% interest in our North American container terminal operation for net proceeds of $275 million.
June 2022	Transport:	In June 2022, Brookfield Infrastructure, alongside institutional partners, agreed to the sale of its Indian toll road operations for net proceeds of approximately $200 million. The sale is subject to regulatory approval and is expected to close in the first quarter of 2023.
August 2022	Data:	On August 4, 2022, Brookfield Infrastructure acquired an effective 12% interest in Uniti Group Ltd., an Australian data transmission business, for total consideration of $193 million.
September 2022	Utilities:	Brookfield Infrastructure acquired an effective 30% interest in five North American residential infrastructure businesses through a subsidiary for total consideration of approximately $90 million.
October 2022	Corporate:	On October 1, 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield, in exchange for securities of equal value. Subsequent to year end, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.
November 2022	Data:	On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers for net consideration to the partnership of approximately $140 million.
November 2022	Corporate:	On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$450 million aggregate principal amount of medium-term notes mature on November 14, 2027 and have a coupon rate of 5.616% per annum. The remaining C$250 million aggregate principal amount of medium-term notes mature on February 14, 2033 with a coupon rate of 5.980% per annum.
November 2022	Data:	On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor foundry. Our partnership is expected to fund approximately $500 million of equity capital over the construction of the project for an approximate 12% interest.
November 2022	Utilities:	On November 30, 2022, Brookfield Infrastructure sold its 31% interest in five Brazilian electricity transmission concessions for net consideration of approximately $250 million.
November 2022	Transport:	In November 2022, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary is expected to receive net consideration of $260 million. The sale is subject to customary closing conditions and is expected to close in the first quarter of 2023.
January 2023	Utilities:	On January 4, 2023, Brookfield Infrastructure completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, and acquired all the issued and outstanding shares of HomeServe for £12 per share or approximately $1.2 billion net to the partnership equity consideration. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
70 Brookfield Infrastructure

Date	Segment	Event

February 2023	Data:	On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a German telecommunications business, for total equity consideration of approximately $0.7 billion.
February 2023	Midstream:	In February 2023, our North American gas storage operation agreed to the partial sale of its U.S. gas storage portfolio for net proceeds to the partnership of approximately $80 million. The sale is subject to customary closing conditions and is expected to close in the second quarter of 2023.
For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, “Liquidity and Capital Resources—Capital Reinvestment” and Note 32, “Contractual Commitments” in our financial statements included in this annual report on Form 20-F.
Brookfield Infrastructure 71

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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Commercial & Residential Distribution	• North & South America, Asia Pacific • North & South America, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Rail • Toll Roads • Diversified Terminals	• North & South America, Asia Pacific • South America & Asia Pacific • North America, Europe & Asia Pacific

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution • Data Storage	• North America, Europe & Asia Pacific • North & South America, Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.
72 Brookfield Infrastructure

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
Brookfield Infrastructure 73

Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 60,000 kilometers of operational electricity transmission and distribution lines in Australia
•Approximately 2,900 kilometers of electricity transmission lines in Brazil, of which approximately 2,000 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, South America, and India
Commercial and Residential Distribution
•Approximately 7.8 million connections, predominantly electricity and natural gas
•Residential infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services and policies to approximately 10.5 million customers with approximately 16.8 million policies and 1.6 million rental contracts in Canada, United States, Europe, and the U.K.
•Over 540,000 long-term contracted sub-metering services within Canada and the United States
•Approximately 1.7 million installed smart meters in Australia and New Zealand
Regulated Transmission
Our regulated electricity transmission operation in South America includes four different concessions and is comprised of approximately 2,000 kilometers of operating electricity transmission lines, with an additional 900 kilometers expected to be commissioned in 2023. We have already invested $171 million into the lines to be commissioned and expect to invest a further $118 million as the asset base is built out. These are 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 7 years. These assets operate under perpetual authorizations.
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
Our Australian regulated utility is primarily comprised of approximately 7,000 kilometers of electricity transmission lines and 53,000 kilometers of electricity distribution lines across the state of Victoria. The business operates under a regulatory framework and long term unregulated contracts. The business also owns a regulated gas distribution business that comprises approximately 10% of revenues.
74 Brookfield Infrastructure

Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In Brazil, our transmission lines in operation and under development are located in the northeast, southeast, and southern regions of the country including in the states of Bahia, Piauí, Minas Gerais, and Rio Grande do Sul. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to the national grid. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. In Mexico, our regulated gas transmission business transports low-cost supply from the United States to key demand regions in central Mexico.
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction under 30-year concession agreements which expire between 2046 and 2049. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 7 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted GTAs that have an average remaining life of 19 years.
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
In Australia, approximately 80% of our revenues are earned from our regulated electricity transmission and distribution networks in Victoria. The electricity transmission network supplies approximately 6.6 million people and the electricity distribution network supplies approximately 800,000 residential and business customers. The regulated gas distribution network is one of three in Victoria and supplies approximately 780,000 customers.
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
Brookfield Infrastructure 75

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
We believe our Australian regulated utility is well positioned to capture a high proportion of the Victorian unregulated electricity transmission market, and benefit from the decarbonization and renewable energy targets of Victoria’s economy in light of the state’s net zero carbon emissions target by 2050. In order to achieve the state’s net zero targets, a significant amount of capital investment will be required to electrify the existing network and we believe we are well positioned to participate in this expansion.
76 Brookfield Infrastructure

Commercial and Residential Distribution
Our distribution businesses provide a wide range of heating, cooling and energy solutions to both commercial and residential customers. Our operations have approximately 7.8 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.3 million connections. In South America, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 60% of the total system rate base with the remaining 40% located across other cities and municipalities around the country.
Our residential infrastructure businesses own, maintain, and provide recurring home repair services for critical in-home infrastructure, a large installed base of home equipment including heating, cooling, water heaters, solar and energy storage solutions. Our large customer base is under long-term contracts to both residential and commercial customers across Canada, United States, Europe and the U.K. The terms of the leases are generally tied to the useful life of the equipment, which can range between 10 years in high-use HVAC climates such as the Southern United States and over 15 years for water heaters in Canada. In addition to leasing, customers can purchase the equipment outright or through financing options. The businesses also provide other complementary services such as repair and improvement, protection plans, plumbing, electrical and related maintenance services. With approximately 1.6 million water heater and HVAC customers and 16.8 million service and policy contracts, the business has a growing annuity asset base and we believe it is well established in each of its core markets.
Our residential infrastructure businesses also provide smart meter and sub-metering services for up to 20 year contracts for electricity, heating, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in Canada, the United States, Australia, and New Zealand. Our North American sub-metering business has over 540,000 contracted services, making it the largest non-utility sub-meter provider in the markets in which we operate. Our smart meter business is one of the leading providers of smart meters and metering services in Australia and New Zealand. The business owns, installs and services smart meters for over 55 retailers under long term contracts. Across Australia and New Zealand, the business has installed approximately 1.7 million smart meters.
Strategic Position
Our commercial and residential operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian natural gas distribution business provides reliable gas to approximately 3.5 million commercial and residential customers. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 24,600 kilometers. Our U.K. and Colombian operations generate stable cash flow in the geographies in which we operate.
Brookfield Infrastructure 77

Our residential infrastructure operation is one of the largest home energy solutions businesses in North America, with a growing footprint in the U.K. and Europe. We continued to expand our residential infrastructure business through new product lines and geographies with the acquisitions of a multinational, leading home warranty and HVAC installation business, as well as the largest provider of rental water heaters in Quebec. Our strategy is to meaningfully grow the business by leveraging our scale and service capabilities, particularly to drive home equipment rental asset growth in the markets that we operate. In addition to growing our rental base, we seek to grow our recurring cash flows through subscription-based policies to insurance minded homeowners to cover a range of home emergencies, principally plumbing, heating and electrics. These businesses are complementary and allow us to participate in the global decarbonization by promoting eco-friendly sources of domestic heat and cooling. Over time, we expect to leverage technological investments that will provide us with significant operational and market data, allowing us to service our customers on a more proactive basis and meet homeowner desire to decarbonize their homes. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long-term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
Our sub-metering business is a leading non-utility sub-meter provider in Canada and the United States, achieving significant economies of scale. Our business provides an integrated, critical component of an essential service and is directly tied to the underlying infrastructure of the building. Due to a proven ability to reduce energy consumption, sub-meters are required in all new multi-residential buildings in Ontario. We believe our business is positioned to deliver customer service and prices that provide a competitive advantage in the marketplace. We expect this to help the business expand its long-term contracted revenue stream.
Our smart meter business in Australia and New Zealand has long-term contracts with high quality counterparties providing highly certain cash flows linked to annual inflation and protection against churn and early termination. These contracts may include minimum guaranteed smart meter deployments and exclusive deployment rights with major retailers. We believe the business is well positioned to accelerate deployment of smart meter installation in Australia and expand on ancillary data metering services.
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
78 Brookfield Infrastructure

Our sub-metering services operation is governed by local sub-metering legislation in the provinces and states that we operate in. In Ontario and New York, the largest markets in which we operate, the legislation sets out a high-level framework for individual suite sub-metering and provides regulatory bodies such as the Ontario Energy Board and New York State Public Service Commission with regulatory oversight.
The revenues within our residential infrastructure and smart meter operations are not subject to rate regulation.

Growth Opportunities
We believe that our commercial and residential distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. regulated distribution operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) continued strong momentum in the new-build housing sector, and (iii) the growth of nascent product offerings such as water, fiber and district energy, which will increase our bundled service offering to new and existing customers. In South America, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.1 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. We believe there are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, we anticipate that the unregulated market will present us with various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
Our residential infrastructure business is focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. We are focused on expanding our annuity-based cash flow streams through new product launches, increasing household penetrations, and renewing existing contracts when they mature. During the year, our business launched several new products which aim to accelerate residential decarbonization, including solar panel installations, backup generators in North America, a nationwide rollout of a rental HVAC project in the U.K., and heat pump rentals in Germany which we believe will present meaningful channels for growth. The home services market in the United States continues to be highly fragmented where there are significant opportunities for acquisitions in both complementary and adjacent lines of business. Following the acquisition of HomeServe PLC, we see additional opportunities to expand our recurring revenue streams, including long-term rental contracts, within the U.K. and North American markets to a base of 8.2 million home repair customers.
Our sub-metering business has a significant backlog of approximately 40% of contracted services that will generate incremental revenue once installed throughout new multi-residential buildings under construction. While that backlog is being constructed, the business is focused on expanding offerings geographically, and in the under-penetrated commercial sub-metering market. Additionally, there are several Brookfield-managed businesses in the residential development and condominium management sectors that we believe can be leveraged to further enhance growth prospects.
Brookfield Infrastructure 79

Our smart meter business in Australia and New Zealand is focused on growing its business through organic growth, strategic acquisitions and expanding its ancillary metering services. In Australia, the Australian Energy Market Commission has recommended a target of 100% uptake of smart meters by 2030 and we believe this business is well positioned to accelerate a smart meter rollout to support energy transition. We also believe there are further opportunities for growth with value added services and to expand in adjacent markets including distributed energy resources.
Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 90% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our transport segment is comprised of the following:
Diversified Terminals
•11 terminals in U.K. and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An 85 mtpa export facility in Australia
Rail
•115 short line and regional freight railroads comprising approximately 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in Brazil
Toll Roads
•Approximately 3,800 kilometers of motorways in Brazil, Peru and India
80 Brookfield Infrastructure

Diversified Terminals
Our diversified terminal operations are located primarily in the U.K. and Australia. Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for the use of the River Tees. At our U.K. port operation, our revenue is generated from port handling services for bulk and container volumes. In addition, approximately 30% of our EBITDA is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,400 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 50% of our EBITDA.
Our Australian operations include gateway container terminals in Australia’s four largest container ports, a regional city port, and storage, handling and logistics operations at 48 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.5 million Twenty-Foot Equivalent Units (“TEUs”) in 2022, with the storage, handling and logistics businesses handling approximately 21.6 million tonnes of bulk and general cargo, 23.7 million tonnes of forestry products and over 296,000 vehicles.
Our Australian export terminal comprises inloading, stockyard and outloading facilities that primarily handle metallurgical coal mined in the central Bowen Basin region of Queensland, Australia. Our terminal forms an essential component in the global steel production supply chain. The export terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on their contracted capacity and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their volumes shipped through our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. In October 2022, the business concluded pricing negotiations under its take-or-pay contracts with its customers which apply for the period from July 1, 2021 to June 30, 2031 (or contract expiry, if earlier).
Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG facilities in the world. The terminal includes six operational commercial liquefaction trains each capable of producing approximately 5 mtpa of LNG resulting in aggregate nominal production of approximately 30 mtpa of LNG. In addition, the terminal has five LNG storage tanks, two vaporizers, three marine berths and is authorized to export over 1,700 Bcf per year of domestically produced natural gas to countries around the world. Revenues are primarily generated from fixed price take-or-pay agreements with counterparties under contractual terms typically lasting approximately 20 years. Existing counterparties have a weighted average remaining contract length of approximately 15 years (plus extension rights) and represent approximately 85% of total production capacity.
Strategic Position
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Brookfield Infrastructure 81

Our Australian container port terminals operate under long-term leases, with over 180 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from geographic diversification, with operations at 48 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food and beverage, mining, marine, oil and gas, major retail and resources.
Our Australian export terminal services the central Bowen Basin, which has high quality, low cost, prolific metallurgical coal deposits, and where our terminal operation is estimated to be the lowest cost option to access export markets given its rail advantaged location. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our operation is fully contracted until June 2028 with customers having evergreen renewal options.
Our U.K. and Australian port operations have a number of long-term contracts with established counterparties, including large multinational corporations. The majority of our revenues are derived from customers with significant investment in industrial infrastructure at or within close proximity to these ports. Our Australian port operation’s main customers represent major shipping lines who utilize the multiple ports located nationally.
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
Regulatory Environment
Our U.K. port operation is unregulated, but its status as the SHA for the River Tees provides it with the statutory right to collect conservancy tariffs (toll-like dues) payable by vessel and cargo owners using the river and obligates it to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultation with users of the river and generally benefits from annual increases in line with inflation. Our Australian port operation conducts business in an unregulated environment.
Our Australian export terminal is regulated by the Queensland Competition Authority (“QCA”), under a light-handed regulatory framework which has applied since July 1, 2021. On 10 October 2022, the business concluded pricing negotiations under its take-or-pay contracts with its customers which apply for the period from July 1, 2021 to June 30, 2031 (or contract expiry, if earlier).
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
82 Brookfield Infrastructure

Growth Opportunities
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our U.K. port operation to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure, has enabled us to attract new energy-related customers, which are investing significant capital to build new plant and equipment on our land. As these new investments are commissioned, we expect that our U.K. port operation will benefit from increased cargo handling revenue, property rental income and conservancy fees.
In Australia, we believe our port operations are well positioned to capitalize on increasing demand for bulk and general commodities. Further, over the past 39 years, our export terminal’s capacity has expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. We believe potential exists to further grow our operations. Our terminal is undergoing feasibility studies for a further expansion of the terminal which could increase capacity to approximately 100 mtpa, with potential for further expansion.
Our U.S. LNG export terminal has finalized several organic growth projects and continues to explore opportunities to increase throughput. Our terminal received regulatory approval to construct and operate an additional liquefaction train which achieved substantial completion in the first quarter of 2022 and commissioned an additional marine berth during the fourth quarter. We believe these projects will further strengthen our market position and the operating capabilities of the terminal.
Rail
Our North American rail business is comprised of approximately 22,000 kilometers of owned and leased rail infrastructure and over 5,000 kilometers of additional track that we access through various contractual arrangements. This rail infrastructure provides essential transportation infrastructure services predominantly in North America. Our North American rail revenues are derived from the haulage of freight based on a per car, per container or per tonne basis. Additional revenue is earned from port terminal railroad operations and industrial switching services. The business also owns the largest rail maritime intermodal operator and the second-largest freight rail provider in the U.K.
Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 27 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system comprised of transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 4,800 kilometers of track. Our Brazil rail operations are subject to a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately four years (with an option to renew for 30 years) and 15 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Brookfield Infrastructure 83

Strategic Position
Our North American rail business has global operations that span 43 U.S. states, four Canadian provinces, parts of Europe, and the U.K., in total serving approximately 3,000 customers, with no customer comprising more than 6% of the operations’ revenue. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with no commodity making up more than 20% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 94% of the operations’ revenue, through long dated track access contracts with approximately 70% fixed revenue.
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
In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator responsible for, amongst other things, the gas, electricity, water and rail industries. For the rail industry, a legislated access regime exists with the ERA determining the revenue ceiling and floor boundaries by track segment for parties to negotiate within. These boundaries are established using a methodology based on a regulated rate of return on asset replacement value. Access seekers can elect whether to seek access under or outside the regulatory regime, with only one customer agreement currently subject to the access regime. Our Western Australian rail network operates on an open access basis consistent with the rail access regime and its lease obligations.
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
84 Brookfield Infrastructure

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
Toll Roads
Our toll road operations are comprised of urban and inter-urban highways in Brazil, Peru and India. Our Brazilian operations comprise of approximately 3,200 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima. We have signed an agreement to sell our Indian operations that include approximately 515 kilometers of existing roads which form part of India’s most important national highways. Our toll road portfolio operates under long-term concessions with staggered maturities and an average remaining term of approximately 11 years.
Our toll roads are expected to generate stable, growing cash flows as a result of their strategic locations, favorable long-term economic trends in the countries where we operate and inflation-linked tariffs. These markets have all experienced significant economic growth over the last 20 years, leading to increased motorization rates and trade, which have driven increases in traffic volumes. We expect these trends to continue, resulting in significant future traffic growth.
Strategic Position
Our toll roads are critical infrastructure for the economies of Brazil, Peru and India. Our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of agricultural, industrial and retail (e-commerce) goods, which represent a significant portion of Brazilian gross domestic product. Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions. Our Indian toll roads span the country and include some of India’s most important national highways.
Brookfield Infrastructure 85

Regulatory Environment
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 21 years. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
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
Our Indian assets are governed by the National Highways Authority of India, which has been operational for approximately 34 years and has the responsibility to develop, maintain and manage the national highways vested or entrusted to it by the Central Government of India. Revenues at two of the five roads are derived from annuity concession payments, while the others earn revenue from traffic linked toll road tariffs. The annuity concession payments provide stable and predictable cash flows from a government related entity while the toll road tariffs are linked to inflation which is expected to benefit from India’s growing economy.
Growth Opportunities
We believe that long-term growth in the South American economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation, this should drive significant future cash flow growth for our toll road businesses. In addition, we have the opportunity to improve existing roads and develop new roads as new and expiring concessions become available. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

86 Brookfield Infrastructure

Overview
Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 80% of our Midstream segments Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•17 natural gas and natural gas liquids processing plants, with approximately 5.7 Bcf per day of gross processing capacity in Canada
•Approximately 600 Bcf of natural gas storage in the United States and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada
Midstream
Our midstream operations include approximately 15,000 kilometers of natural gas transmission and pipeline systems in the United States, significant natural gas storage capacity in the United States and Canada, one of the largest long-haul pipeline and natural gas gathering and processing portfolios in western Canada.
Our U.S. gas pipelines comprise one of the largest natural gas transmission systems in the United States, extending from the Gulf Coast in Texas and Louisiana up to Oklahoma, Chicago, and northern Indiana. The majority of revenues are generated under long-term take-or-pay contracts and we believe we are well positioned to benefit from forecasted increases in demand for energy security and decarbonization fuels.
Brookfield Infrastructure 87

Our Canadian diversified midstream operation consists of seven pipeline systems, four facilities involved in the collection and processing of natural gas liquids, 19 million barrels of storage, and an integrated petrochemical facility. These assets are strategically located and supported by predictable long-term cash flows with highly creditworthy counterparties. Our liquids pipelines provide transportation services to key processing hubs and interconnected pipelines under take-or-pay and fee-for-service agreements which provide stable earnings. Our facilities business includes natural gas gathering systems and processing plants, interconnected pipelines and liquids handling in high demand regions. The majority of revenues within our facilities business are generated under fee-based contracts which limit commodity price exposure. Our integrated petrochemical facility benefits from accessible low-cost propane feedstock and long-term take-or-pay contracts including fixed capital tolls and cost pass-through mechanisms which limit price and volume exposure.
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
Our Canadian diversified midstream operation is a large-scale diversified infrastructure provider including transportation services, processing facilities, and an integrated petrochemical facility. We believe our long-haul and gathering pipelines are strategically positioned to support customers with transportation of petroleum products from producing sites in the Western Canadian sedimentary basin to key market hubs. Our processing facilities collect and process natural gas, natural gas liquids, offgas, and other petrochemical products. They provide critical infrastructure to support the regions they serve, are capable of processing large volumes, and benefit from an integrated design which results in high volumes of product recoveries for our customers. Our integrated petrochemical facility is located in Western Canada and benefits from high volumes of propane production in the region which supplies low-cost feedstock to the complex. The complex is connected to existing rail infrastructure providing transport to end-users in North America.
We operate or contract for more than 600 Bcf of working gas capacity at our natural gas storage facilities which are located in the United States and Canada. Our Western Canadian natural gas gathering and processing operation has 13 operating facilities that are connected at strategic points on the North American natural gas transmission network with access to multiple end-use markets, which provide us and our customers with substantial liquidity to buy, sell and store natural gas.
88 Brookfield Infrastructure

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
Regulatory Environment
Our midstream operations are subject to varied regulation that differs across our regions of operation. Our U.S. gas pipeline system, including its storage operations, and our natural gas storage investment in Texas are regulated by FERC under the Natural Gas Act of 1938. FERC provides a regulated framework for shippers and natural gas pipeline owners to reach commercial agreement with customers under a maximum rate regime, and there is no periodic rate case obligation. Additional physical operating regulations are imposed by the Pipeline and Hazardous Materials Safety Administration, an agency within the United States Department of Transportation.
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
Growth Opportunities
Our Canadian diversified midstream business is progressing several growth opportunities intended to enhance and complement our existing product offerings. During 2022, we completed the construction of our petrochemical facility which is designed to produce 525,000 tonnes of polypropylene used in the manufacturing of a wide range of essential products. The plant will be commissioned in early 2023 and ramp-up production over the first half of the year. We are also progressing several strategic projects designed to improve connectivity of our transportation network and to improve efficiency of our processing facilities which will provide stable long-term cash flows.
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

Brookfield Infrastructure 89

Overview
Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments, as well as cloud consulting and engineering services. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to 30 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Approximately 95% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in France, the U.K., the U.S., and India, and retail, wholesale and enterprise customers in New Zealand. Within our data storage operations, we have approximately 700 colocation customers, predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.
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
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 207,000 operational telecom towers in India, France, Germany, Austria, U.K. and New Zealand
•Approximately 46,600 kilometers of fiber optic cable located in France, Brazil and New Zealand
•Over 70 distributed antenna systems in the U.K.
•Approximately 881,000 fiber-to-the-premise (“FTTP”) connections in France and Australia
•Two semiconductor manufacturing facilities under construction in the United States
Data Storage
•50 data centers, with approximately 1.4 million square feet of raised floors located in five continents
•Approximately 230 megawatts of critical load capacity
Data Transmission & Distribution
Our data transmission and distribution businesses have approximately 207,000 operational telecom towers, 46,600 kilometers of fiber optic cable and two semiconductor manufacturing facilities under construction.
90 Brookfield Infrastructure

In France, our telecommunications business is comprised of approximately 8,000 multi-purpose towers and active rooftop sites and 30,000 kilometers of fiber. The business can be divided into three segments: (i) telecom site hosting, (ii) wholesale fiber-to-the-home (“FTTH”) networks and (iii) television and radio broadcasting. Our customers (i) pay upfront and/or recurring fees to lease space on our towers to host their equipment, (ii) lease capacity on our fiber network to deliver ultra-fast broadband solutions to customers or (iii) pay us fees for transmitting television and radio content to end users.
In Germany and Austria, we have 40,000 multi-purpose towers and active rooftops. The business focuses on developing infrastructure for mobile network operators, broadcasters, and other institutions through their portfolio of towers, masts, rooftop sites, distributed antenna systems and small cells with more than 40% market share. Revenue is backed by a 30-year take-or-pay agreement with an investment grade counterparty.
Our U.K. telecom towers business is comprised of approximately 2,200 active towers and over 70 distributed antenna systems. The business can be divided into three segments: (i) telecom site hosting and services, (ii) indoor networks and (iii) fiber. Telecom site hosting is the core business which consists of renting space on our towers to mobile network operators. The indoor networks business deploys active neutral host network solutions using distributed antenna systems in high footfall venues such as shopping malls, stadiums and office blocks. The fiber business has secured two projects where it is contracted to deliver fiber-connected small cell networks for one of the U.K.’s largest test beds for connected autonomous vehicles.
Our integrated data distribution business in New Zealand provides broadband services to approximately 2.4 million connections and has approximately 1.5 million Internet of Things connections. The service offering is supported by a high-quality nationwide fiber infrastructure network which includes approximately 11,600 kilometers of fiber optic cable.
Our India telecom towers operation is comprised of a high-quality portfolio of approximately 155,000 well-maintained telecom tower sites and equipment that form the backbone of Reliance Jio, India’s largest cellular network operator’s (“Jio”) telecom business. The towers were recently constructed and strategically located for pan-India 4G coverage. Jio is an anchor tenant under a 30-year master services agreement. We intend to construct approximately 19,000 additional towers in 2023.
Our Australian data distribution business comprises the following business lines, namely: i) wholesale and infrastructure which is engaged in the design, installation, operation, maintenance, and wholesale sale of FTTP networks operating mainly in greenfield new housing developments in broadacre residential estates and multiple dwelling units, ii) enterprise which owns and operates a communications platform as a service (CPaaS) for businesses and wholesale customers which supplies premium voice and text services and iii) consumer and small business which operates as a reseller of telecommunications services to end customers.
Our semiconductor manufacturing facilities in the United States consist of two large-scale fabrication foundries in Arizona in partnership with Intel Corporation, one of the largest global semiconductor companies. The facilities are under construction and will manufacture leading-edge semiconductor chips once completed.
Brookfield Infrastructure 91

Strategic Position
Our telecommunications business in France is the leading independent data infrastructure operator in the country with coverage across the French territories. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the second largest independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to over 95% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 80% and 40% market share of public and commercial radio frequencies, respectively. Our business participated in the government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a unique opportunity for our business to leverage its existing asset bases and technical expertise from operating a high-speed fiber backbone. After securing four tenders, we are currently engaged in the roll out and commercialization of fiber networks to over 730,000 households and businesses across France.
Our German and Austrian telecom towers operation is one of the largest in Europe with the potential to grow even larger through bolt-on acquisitions of further sites across Eastern Europe. It has built approximately 5,300 sites from 2017 to 2021, nearly 25% greater than the size of the next largest competitor’s programs. We believe the business has the opportunity to create additional value through adjacencies such as small cells, distributed antenna systems and edge data centers.
Our U.K. telecom towers business owns critical national infrastructure that enables mobile network operators to meet their government mandated coverage obligations. The location of our sites form an integral part of the telecommunication backbone in the U.K. and we believe are well-positioned to capture rural growth in data consumption. A significant investment has been made as part of the 4G rollout in the country which we believe means there is ample capacity for further leasing opportunities. Additionally, our over 70 distributed antenna systems make our business the market leader in the U.K. for indoor solutions.
Our integrated data distribution business in New Zealand is a leading mobile service provider in the country. It has an extensive integrated network, supporting approximately nearly all of the population with network coverage and is the second largest fixed broadband provider with approximately 21% market share. The business has launched the first commercial 5G service offering in the country in 2019 and was recently awarded New Zealand’s best mobile network by Umlaut, a global leader in mobile benchmarking. This should position the business well to capitalize on the growing data needs, as well as to capitalize on the market opportunities for fixed wireless broadband. During the period, the New Zealand business sold its passive mobile tower assets to an independent operator who will provide high-quality service over the next twenty years.
Our Indian telecom towers operation has exposure to the growing data consumption trend. India is one of the largest data consumers in the world, despite having only 72% of mobile subscribers in the region connected to 4G. In early October, service providers in India announced the launch of commercial 5G services. With aggressive 5G deployments by service providers, coupled with growing affordability and availability of 5G smartphones, 5G will represent around 53% of mobile subscriptions in the region at the end of 2028. The average traffic per smartphone has increased to 25GB per month in 2022, up from 18.4GB per month in 2021, and is projected to grow to around 54GB per month by 2028. Our anchor tenant Reliance Jio is the largest mobile network operator in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.

92 Brookfield Infrastructure

Our Australian data distribution business is a market-leading constructor, owner and vertically integrated operator of fiber infrastructure and a provider of value-added telecommunications services in identified profitable niche markets. The business is the largest privately owned FTTP infrastructure owner and operator in Australia. The business constructs, owns and operates the fiber infrastructure for property developers, property owners and/or building managers and seeks to build this infrastructure across all property asset classes with a focus on greenfield property developments.
Our semiconductor manufacturing facilities in the United States will produce leading-edge semiconductor chips which will serve as the digital backbone of the global economy. Recent supply chain challenges and the increasing demand for leading-edge chip technology have catalyzed the onshoring of semiconductor manufacturing capabilities. Our semiconductor facilities will be jointly owned and funded with Intel Corporation and be a part of Intel’s integrated Ocotillo manufacturing campus in the State of Arizona which covers approximately 700 acres, making it one of the largest chip manufacturing sites in the world.
Our U.S. fiber business will leverage our experience as a global developer and operator of best-in-class data transmission and distribution infrastructure to identify attractive markets and efficiently develop open access fiber networks while minimizing construction and operating risk. We have signed our first wholesale access agreement with an internet service provider (“ISP”), which will serve as the anchor tenant for commercialization of the network in the initial markets. We anticipate that our long-term network utilization will be driven by a combination of our U.S. fiber business typically being the sole fiber broadband provider in each expansion market and expanding our relationships with scaled ISPs.
Regulatory Environment
Our telecommunications business in France is unregulated with pricing determined directly with the users of our tower infrastructure. Our FTTH networks have been granted under either 25-year concessions, 27-year concessions, or perpetual ownership frameworks, with the former benefiting from government subsidies. These networks are operated on a wholesale and open-access basis to help ensure commercialization by all internet service providers. Pricing is based on tariff guidelines published by the regulator which sets a price floor. In the television broadcast business, a small proportion of the sites (currently approximately 70) are considered to be non-replicable because either (i) they benefit from a strategic location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment height is greater than 150 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 42% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
Our telecommunications towers businesses in the U.K., Germany, Austria, and the data distribution business in New Zealand operate under relatively minimal regulatory frameworks. Contractual terms are determined directly with the users of our infrastructure. The less stringent regulatory environment enables these businesses to contract based on financial terms and solutions that best serve the needs of our customers.

Brookfield Infrastructure 93

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
Our Australian data distribution business operates in a highly regulated environment, with penalties for non-compliance, including undertakings or the imposition of substantial civil and criminal penalties. The business utilizes class license spectrum and is subject to and must comply with laws, regulations and government policies in relation to that use. The current regulatory framework governing the Australian National Broadband Network supports non-government enterprise organizations delivering fiber-based network infrastructure to Australian premises.
Our semiconductor manufacturing facilities in the United States highlight the increasing desire to onshore manufacturing of semiconductor technology. Federal support for the industry has been strong as demonstrated by U.S. Senate’s recent approval of the CHIPS Act which will provide up to $53 billion in funding to incentivize semiconductor design and manufacturing, including for projects such as our factories. The industry is unregulated and our commercial arrangement provides highly contracted cash flows to Brookfield Infrastructure and our partner.
Our U.S. fiber business operates under relatively minimal regulatory frameworks, with construction permitting requirements determined at the municipality level. There is meaningful U.S. federal support for the deployment of fiber broadband infrastructure, as demonstrated by the $65 billion in broadband funding contemplated in the Infrastructure Investment and Jobs Act.
Growth Opportunities
We see growth opportunities in the French telecommunications business as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio position us to take advantage of these favorable trends in France through construction and acquisition of additional assets. With regards to fiber, our existing tenders will be rolled out by end of 2023. We will continue to pursue, on a selective and measured basis, potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns. We also seek to grow our fiber business outside of Europe, as we currently seek to provide fiber broadband to communities in the United States through the greenfield development of wholesale open access FTTH networks. Construction has commenced in our two inaugural markets.
In Germany and Austria, we intend to construct approximately 8,700 additional sites through to 2030 to meet demand in one of the fastest growing tower markets in Europe. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification and to roll out and commercialize our fiber networks to low density population areas where we have secured tenders.
94 Brookfield Infrastructure

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
We believe our integrated data distribution business in New Zealand has the opportunity for cost-led margin improvement, greater utilization of the infrastructure network assets and modest growth in average revenue per user.
Our Indian telecom towers operation has committed arrangements to construct an additional 19,000 towers over the next year which are supported by our anchor tenant Reliance Jio. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity to other mobile network operators (“MNOs”) as well. We now have contractual arrangements with all 4 MNOs in India. We believe our strategic relationship with Reliance Jio and pan India presence of our towers will enable us to bring in more colocations from other leading MNOs of the country.
Our Australian data distribution business has completed delivery to 290,000 premises with a contracted book of a further 344,000 premises, in addition to future dwellings still to be planned and built. The business aspires to be the number one private FTTP provider for greenfield developments in Australia, to leverage its footprint to expand into other forms of access network infrastructure and to continually increase its network penetration.
We believe our semiconductor manufacturing facilities in the United States are well-positioned to capitalize on the favorable outlook for the semiconductor market. The investment should provide stable growth to our capital backlog. Once complete, our foundries will create a more resilient supply chain for the production of leading-edge chips utilized in diversified end uses. This first of its kind infrastructure investment could also serve as a template for future investment opportunities in the industrial manufacturing sector.
We believe our U.S. fiber business is well-positioned to enter new markets in the U.S., where a significant number of households remain underserved or unserved by fiber-based broadband solutions. In addition to the construction of our two inaugural markets, we have compiled a backlog of attractive additional premises across the U.S. that are best suited for fiber upgrades.
Data Storage
Our data storage operations provide colocation services and cloud hosting capacity, offering customers secure and reliable space and power within our portfolio of data centers for their essential information technology infrastructure needs. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of 50 data centers, with approximately 1.4 million square feet of raised floors, and 230 MWs of critical load capacity.
Strategic Position
Our North American data storage business is a carrier neutral colocation provider in the United States with operations in most major cities. Our facilities provide best-in-class connectivity options, catering to retail colocation, enterprise and hyperscale customers.
Brookfield Infrastructure 95

Our Asia Pacific data storage business is an owner and operator of three data center facilities in Australia. The data centers have a combined utilization of 74% and a weighted average remaining contract life of 7 years, servicing a range of customers from small retailers to Australian and global investment grade companies. The business commenced construction in New Zealand with the first facility now fully leased. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Our South American data storage business is based in Brazil and is the leading data center infrastructure company in Latin America. All of our South American data centers are connected, within each respective country, by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high capacity connections between our sites and the main cloud providers worldwide.
In India, we have entered into a partnership with Digital Realty for the development of a high quality hyperscale data center platform. We believe India is a high growth data market with data center capacity expected to increase two-fold from 770MW in 2022 to approximately 1.5GW by 2025. We have acquired our first land parcel in India with capacity of 102MW and have commenced construction of first phase of 20MW.
Regulatory Environment
Our data storage operations in North America, Asia Pacific and South America conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
Growth Opportunities
We see both in-market expansions and acquisitions as growth opportunities for our data storage businesses. In-market expansions are expected to be driven by favorable long-term trends in data communications and transmission, which should lead to growing demand for our services. We believe that our size and presence in key markets positions us well to benefit from these trends through selective expansion projects. In addition, the data center market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions. We recently secured an investment in a data center construction project in the Netherlands with a planned capacity of approximately 100MW upon completion. The project is expected to provide a sustainable alternative to traditional data centers, using exclusively renewable power and recycling the waste heat produced by operations.
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
96 Brookfield Infrastructure

•Midstream: pipelines and gathering, processing and storage operations; and
•Data: integrated or stand-alone data operations, telecommunication towers, fiber networks and data centers.
An integral part of our acquisition strategy is to participate along with institutional investors and Brookfield-sponsored private funds that target acquisitions that suit our profile. We intend to focus on transactions and partnerships where Brookfield has sufficient influence or control to deploy our operations-oriented approach. Brookfield has a strong track record of leading such investments.
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
Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternative form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the full or partial divestment of 22 businesses since inception. These sales have generated over $7 billion of total proceeds which represents a significant premium to our partnership’s previously recorded carrying value.
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
Employees
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. For a discussion of the individuals that are involved in Brookfield Infrastructure, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 52,000 individuals globally.
Brookfield Infrastructure 97

Environmental, Social and Governance (“ESG”) Management
Grounded in Brookfield Infrastructure’s history as owners and operators of real assets, strong ESG management has always been a fundamental part of our investment and asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the long-term, creating value for our unitholders.
ESG management is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement and alignment in the implementation of our ESG program at Brookfield Infrastructure:
•Board of Directors: Our Board of Directors oversee strategy and priorities, monitor the performance of our portfolio companies, and approve global policies. Brookfield Infrastructure’s Board of Directors has ultimate oversight of our ESG strategy and receive regular updates on ESG initiatives throughout the year. The Board discusses Brookfield Infrastructure’s approach to ESG matters within its business activities on a quarterly basis.
•Executive Management: Our executive management team is responsible for determining, implementing and overseeing company-wide strategy.
•ESG Asset Management: Our asset management team includes personnel with ESG specific expertise who are responsible for implementing ESG strategy. This group is led by our Chief Risk Officer & Head of ESG.
•Portfolio Company CEO: The CEO of each portfolio company is responsible for the preparation and implementation of an ESG strategy and five-year plan aligned with our ESG priorities and principles.
The diverse nature of this group, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Brookfield Infrastructure’s ESG program is additionally overseen by the Governance and Nominating Committee of Brookfield, which receives regular updates on ESG initiatives throughout the year from each business group.
2022 Highlights
In 2022, Brookfield and our partnership made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.
We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions across our investments where we have financial control, and when possible, align our disclosures with recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”). We have made progress in a number of areas:
•Emissions Reporting and Measurement: We maintained our attention on the measurement and reporting of GHG emissions, as well as other relevant environmental metrics, by delivering environmental KPI training, tailored to each individual sector and asset type, across our portfolio companies. This training will enhance disclosure across our portfolio and provide us with insights on how to improve our collection, analysis and reporting processes going forward.
98 Brookfield Infrastructure

•Net Zero Asset Managers (“NZAM”) Commitment: To further progress our commitment to support the transition to a net zero carbon economy, Brookfield, submitted its 2030 net zero interim target, setting its commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of assets under management (“AUM”) from a 2020 base-line year. Brookfield has submitted its NZAM interim progress report to the CDP which outlines Brookfield’s implementation of its commitment and progress towards its goal of net-zero GHG emissions by 2050 or sooner. The report is publicly available on the Brookfield website.
•Portfolio Company Engagement: We engaged with all of our businesses to identify emission reductions initiatives that are in place and obtained several examples of current industry-leading technologies being implemented. Beyond current state, our businesses are exploring future-looking technologies that can solidify their role in a lower-carbon future, while also creating value for investors. Some of the key trends noted across our portfolio include electrification, carbon capture technologies, hydrogen and general upgrades made through capital deployment.
•Climate Risk & Opportunities: We continue to monitor our alignment with leading frameworks such as the Sustainability Accounting Standards Board (“SASB”) guidance and the TCFD to confirm that best practices are incorporated throughout our due diligence process and ownership period of our portfolio companies. We are finalizing a portfolio company screening-level scenario analysis with a third-party consultant in line with the TCFD implementation roadmap we developed in 2020. This enabled us to better understand our physical and transition risks faced by our portfolio companies. The results reaffirmed the resiliency of our assets and will allow us to enhance our strategy for climate change mitigation. Expanding on the above, we have engaged a consultant to expand on our screening-level scenario analysis to perform a deep dive on select assets; we will leverage these learnings across our portfolio during 2023.
As part of Brookfield’s ongoing social initiatives, we have focused on ensuring we have the widest funnel to attract the most talented and driven individuals across the countries we operate in. As we have done throughout our organization’s history, we continue to emphasize a merit based culture that provides opportunities for all highly motivated employees to develop the necessary skills to be successful in their careers at Brookfield. In 2022, we updated our annual ESG metrics with a more robust approach to diversity that will provide better insight into the demographics of our portfolio company workforce and diversity in positions of influence. Where possible, based on our ownership, we have increased gender diversity on our portfolio companies’ board of directors, seeking to have female representation on the board of each of our portfolio companies. Currently approximately 80% of companies are meeting this objective, compared to approximately 25% at the end of 2020. Further progress on our diversity, equity and inclusion initiatives are included within Brookfield’s 2022 ESG Report, which can be found on their website.
We have also continued to enhance our governance processes through ongoing engagement with leading ESG framework organizations to ensure our reporting and protocols are aligned with evolving best practices. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our ESG program. This year, to reinforce our commitment to conducting business in an ethical manner, we formally expanded our approach to protecting human rights in our supply chain through the implementation of enhanced policies and procedures.
The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.
Brookfield Infrastructure 99

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
Brookfield Infrastructure’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our Canadian midstream business, Inter Pipeline, recognizes that their largest customers are committed to net zero by 2050. To support this, environmental initiatives in place include operating facilities that recycle refinery byproduct (“offgas”) and reducing direct emissions through electrification and pipeline compression. Efficiency programs and offgas facilities have generated emission reductions of approximately 1.8 million mtCO2e from 2016-2021. Inter Pipeline continues to receive Emission Performance Credits as a result of emission reductions to date.
•We believe our 2022 acquisition of our Australian regulated utility business, AusNet, is making a meaningful impact on Australia’s power grid through its work in the state of Victoria. AusNet is currently working to deliver a critical upgrade to the Victoria transmission network through the buildout of 200 kilometers of new transmission lines under the “Western Renewable Link” project. This project is expected to contribute to the transition from coal to sustainable, affordable and reliable renewable energy by connecting large scale wind and solar power generation hubs in the west of Victoria to more than half a million homes. AusNet is working with surrounding local communities on the project to understand priority needs and establish a mutually beneficial relationship. This includes developing a framework to include a community fund and making in-kind contributions to community energy projects. Alongside this build out of transmission lines to connect renewable energy, AusNet is working to support the Australian government’s 2030 renewable energy target and 2050 net-zero target through initiatives such as their partnership with the “Victorian Big Battery” network to develop Australia’s largest battery for energy storage at 300MW which will increase energy security in the surrounding area.
•Ensuring that all people have access to the digital world is a key priority for our New Zealand data distribution business, Vodafone NZ. In 2021, Vodafone NZ and the Vodafone Foundation partnered to develop a device equity program for digitally excluded high school students, signed on to InternetNZ’s “Five-Point Plan for Digital Inclusion,” supporting the ability to reliably connect the underprivileged and small businesses. Vodafone NZ also launched affordable smart phones and low-cost connectivity plans to increase digital equity and access to the digital world.
•Our North American gas storage business, Rockpoint, has entered an innovative agreement to receive Responsibly Sourced Gas, certified under Equitable Origin's EO100TM Standard. This standard is an independent assessment of criteria related to ESG factors, including Indigenous People's rights, climate change, biodiversity and others. The agreement is designed to connect customers to responsible gas producers who are committed to ESG leadership.
100 Brookfield Infrastructure

Overview of ESG & the Investment Process
Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. In 2022, we developed a global ESG Policy that formalizes our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. These principles are reviewed annually and updated on an as-needed basis by our executive management, who are responsible for determining, implementing and overseeing company-wide ESG strategy. Any changes must be approved by our Board of Directors. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:
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
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
ESG management is embedded throughout Brookfield Infrastructure’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our operating expertise and Brookfield’s ESG Due Diligence Guidelines, which integrates guidance by the SASB, to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.
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
Brookfield Infrastructure 101

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
The above initiatives and our continued ESG practices are highlighted within our Brookfield Infrastructure annual ESG Report, which can be accessed on the Responsibility section of our website. We believe our report exemplifies the continued progress we are making in elevating our ESG initiatives, as well as the related commitment to transparency.
102 Brookfield Infrastructure

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

Brookfield Infrastructure 103

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
(3)Brookfield’s economic interest in our partnership is approximately 27.1% on a fully exchanged basis.
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
(5)The Service Providers provide services to the Service Recipients pursuant to the Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
(6)Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.
(7)Holders of BIPC’s class B shares hold a 75% voting interest in BIPC. BIPC’s class C shares are non-voting.
(8)Holders of BIPC’s exchangeable shares hold a 25% voting interest in BIPC. As of December 31, 2022, Brookfield and its affiliates own approximately 11.8% of the issued and outstanding BIPC exchangeable shares and the remaining approximate 88.2% is held by public investors.
(9)As of December 31, 2022, our partnership had outstanding 458,380,315 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. Additionally, as of December 31, 2022, there were 110,567,671 BIPC exchangeable shares outstanding.
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
104 Brookfield Infrastructure

Brookfield and the Service Providers
Brookfield’s economic interest in our partnership is approximately 27.1% on a fully-exchanged basis.
Brookfield Infrastructure has appointed affiliates of Brookfield Corporation as Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. In connection with the special distribution, the Master Services Agreement was amended to account for BIPC receiving management services comparable to the services provided to us by the Service Providers.
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
Brookfield Asset Management is a global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield has approximately 1,200 investment professionals and 195,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 52,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
Brookfield Infrastructure 105

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
106 Brookfield Infrastructure

Brookfield Infrastructure Corporation
BIPC was incorporated under the Business Corporations Act (British Columbia) on August 30, 2019. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BIPC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 31, 2020. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Its current operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil, of regulated distribution operations in the United Kingdom and a regulated utility in Australia, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Infrastructure Special LP
The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special General Partner Units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2022.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(2)	Canada	56	100
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(3)	Brazil	31	92

(1)Ownership interest held directly by our partnership.
(2)Ownership interest held indirectly by the Holding LP.
(3)Ownership interest held indirectly through BIPC.
4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2024. We do not directly own any real property.
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
Brookfield Infrastructure 107

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
FFO
To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board (“IASB”). FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
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
108 Brookfield Infrastructure

Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
Brookfield Infrastructure 109

In deriving FFO and AFFO, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income attributable to our partnership(1)	$407	$1,093	$394
Funds from Operations (FFO)	2,087	1,733	1,454
Adjusted Funds from Operations (AFFO)	1,701	1,412	1,173
Distributions(2)	1,418	1,257	1,134
FFO payout ratio(3)	68%	73%	78%
AFFO payout ratio(4)	83%	89%	97%

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
110 Brookfield Infrastructure

Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Strong organic growth of 10% reflecting elevated inflation, volume growth across our transport segment and earnings associated with capital commissioned over the last twelve months
•Net positive contribution from our asset rotation program, including the contribution from our Canadian diversified midstream operation which was acquired in the second half of 2021
Our 2022 FFO and AFFO payout ratios were 68% and 83%, respectively. Our 2021 and 2020 payout ratios were impacted by the timing related to deployment of capital raised in our November 2021 equity offering and the volatility in the Brazilian real in 2020.
On March 31, 2020, our partnership completed the previously announced creation of Brookfield Infrastructure Corporation (“BIPC”) with a special distribution (the “special distribution”) of class A exchangeable subordinate voting shares of BIPC (“BIPC exchangeable shares”). Each of our unitholders of record on March 20, 2020 received one BIPC exchangeable share for every nine units held.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits. Distributions per unit/share were adjusted for the impact of the special distribution and unit/share split.
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.3825 per unit (or $1.53 per unit annualized), starting with the distribution to be paid in March 2023, with a proportionate increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, continued levels of elevated inflation as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
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
Brookfield Infrastructure 111

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
112 Brookfield Infrastructure

5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2022, 2021 and 2020:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2022	2021	2020
Revenues	$14,427	$11,537	$8,885
Direct operating costs	(10,510)	(8,247)	(6,548)
General and administrative expenses	(433)	(406)	(312)
Interest expense	(1,855)	(1,468)	(1,179)
Share of earnings from investments in associates and joint ventures	12	88	131
Other income	92	1,749	234
Mark-to-market on hedging items	202	80	(16)
Income tax expense	(560)	(614)	(291)
Net income	1,375	2,719	904
Net income attributable to our partnership(1)	407	1,093	394
Net income per limited partnership unit(2)	$0.14	$1.16	$0.23

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
(2)Net income per limited partnership unit has been adjusted to reflect the impact of the special distribution and unit split.
2022 vs. 2021
For the year ended December 31, 2022, we reported net income of $1,375 million, of which $407 million ($0.14 per unit) was attributable to our partnership. This compares to net income of $2,719 million for the year ended December 31, 2021, of which $1,093 million ($1.16 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business, and gains from our corporate foreign currency hedging programs. In addition, dispositions of businesses in the current year generated approximately $110 million of gains net to the partnership. Prior year results included gains from dispositions of several businesses that, in aggregate, contributed approximately $1.1 billion of gains net to the partnership.
Brookfield Infrastructure 113

Revenues for the year ended December 31, 2022 were $14,427 million, which represents an increase of $2,890 million compared to the year ended December 31, 2021. Our midstream segment contributed additional revenues of $2,147 million predominantly as a result of our Canadian diversified midstream operation acquired late 2021. Our utilities segment generated additional revenue of $837 million as a result of inflation indexation and additions to the rate base, partially offset by the impact of the disposition of our North American district energy operations and the sale of our U.K. smart meter portfolio mid-2021. Revenues from our data segment increased by $206 million, primarily as a result of organic growth at our Indian telecom towers operation. Revenues from our transport segment increased by $136 million due to higher tariffs and storage revenues, partially offset by the disposition of our Chilean toll road operation in November 2021. Overall, these increases were partially offset by foreign exchange impact of $436 million across our segments, as most of the currencies in which we operate depreciated against the U.S. dollar relative to 2021.
Direct operating costs for the year ended December 31, 2022 were $10,510 million, which represents an increase of $2,263 million compared to the year ended December 31, 2021. The current period includes $2,038 million of incremental costs (including depreciation) attributable to recent acquisitions and $767 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $542 million.
General and administrative expenses totaled $433 million for the year ended December 31, 2022, an increase of $27 million compared to the same period in 2021. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the market value of our securities.
Interest expense for the year ended December 31, 2022 was $1,855 million, an increase of $387 million compared to the same period in 2021. Interest expense increased primarily as a result of additional borrowings associated with acquisitions completed in the latter half of 2021, funding organic growth, and repayment of $1 billion of deferred consideration at our Brazilian regulated gas transmission business in April 2022. These increases were partially offset by the impact of dispositions completed during the year.
Our partnership’s share of earnings from investments in associates and joint ventures was $12 million for the year ended December 31, 2022, representing a decrease of $76 million relative to the same period in 2021. Contributions from the disposition of a portfolio of telecom towers at our New Zealand data distribution business, strong performance at our U.S. LNG export facility, and organic growth were more than offset by the loss of earnings associated with the sale of a 25% interest in our U.S. gas pipeline in March 2021 and the acquisition of an additional interest in three Brazilian electricity transmission businesses in the prior year, resulting in a change in the basis of accounting from the equity method to consolidation. As a result, earnings generated by these businesses have been consolidated within our Consolidated Statements of Comprehensive Income.
Other expense was $92 million for the year ended December 31, 2022, compared to income of $1,749 million during the year ended December 31, 2021. Current year results include $0.1 billion of gains associated with the sale of five concessions at our Brazilian electricity transmission business and our North American container terminal operation. Prior year results included disposition gains totaling approximately $2.1 billion associated with the sale of our Chilean toll road operation, U.S. district energy business, Canadian district energy business, and the smart meters portfolio at our U.K. regulated distribution business, partially offset by accretion expense, asset retirement obligations, and transaction costs associated with completed acquisition.
114 Brookfield Infrastructure

Mark-to-market gains on hedging items for the year ended December 31, 2022 were $202 million compared $80 million for the year ended December 31, 2021. Amounts in both the current and comparative periods consist of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our midstream business. The gain in the current year mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar.
Income tax expense for the year ended December 31, 2022 was $560 million compared to $614 million from the prior year. Prior year results included $178 million of deferred tax expense associated with an increase in the future U.K. income tax rate from 19% to 25%. Removing the impacts of the increase in the U.K. tax rate in the prior year, income tax expense increased as a result of higher taxable income reported by our business this year.
2021 vs. 2020
For the year ended December 31, 2021, we reported net income of $2,719 million, of which $1,093 million was attributable to our partnership. This compared to net income of $904 million for the year ended December 31, 2020, of which $394 million was attributable to our partnership. December 31, 2021 results reflected strong operating performance and organic growth across our portfolio, in addition to the initial contribution from growth capital deployed during the year. Net income for the year ended December 31, 2021 also included gains associated with the disposition of several businesses completed during the year, most notably the sale of our district energy portfolio. These positive factors were partially offset by an increase in future U.K. tax rates, which led to the recognition of a non-recurring deferred tax expense during 2021.
Revenues for the year ended December 31, 2021 were $11,537 million, which represented an increase of $2,652 million compared to the year ended December 31, 2020. Revenues from our midstream segment increased by $1,147 million predominantly as a result of the acquisition of our Canadian diversified midstream operation, operational strength and preparedness of our gas storage business through the extreme weather conditions experienced in the U.S. during the first quarter of 2021, and organic growth. Revenues from our data segment increased by $882 million, primarily as a result of the acquisition of our Indian telecom tower operation, which partially contributed to 2020. Our utilities segment contributed additional revenue of $475 million as a result of inflation indexation and additions to the rate base. These increases were partially offset by the impact of the disposition of our North American district energy operations and the sale of our U.K. smart meter portfolio. While we experienced the benefits of higher volumes across our transport investments, revenues decreased by $22 million as a result of the disposition of our Chilean toll road operation in November 2021 and the partial disposition and deconsolidation of our Australian export terminal in December 2020. Foreign exchange increased our U.S. dollar revenues by $170 million, as most of the currencies in which we operate appreciated against the U.S. dollar relative to 2020.
Direct operating costs for the year ended December 31, 2021 were $8,247 million, which represents an increase of $1,699 million compared to the year ended December 31, 2020. The 2021 period included $1,550 million of incremental costs attributable to recent acquisitions and $300 million of incremental costs associated with organic growth initiatives and our annual revaluation process. Foreign exchange increased our U.S. dollar costs by $163 million. These increases were partially offset by the impact of deconsolidating our Australian export terminal and the disposition of several businesses in 2021.
Brookfield Infrastructure 115

General and administrative expenses totaled $406 million for the year ended December 31, 2021, an increase of $94 million compared to the same period in 2020. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase in 2021 was due to a higher trading price of our units and equity issued during the year to fund the privatization of our Canadian diversified midstream operation and upcoming growth initiatives.
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
Mark-to-market losses on hedging items for the year ended December 31, 2021 were $80 million compared to loss of $16 million for the year ended December 31, 2020. Amounts in both 2021 and 2020 consisted of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our North American gas storage operations. The results for the year ended December 31, 2021 also included valuation gains from commodity contracts at our Canadian diversified midstream operation.
Income tax expense for the year ended December 31, 2021 was $614 million compared to $291 million for the year ended December 31, 2020. The increase was due to a higher U.K. income tax from 19% to 25% which resulted in $147 million of additional charges during the second quarter of 2021, compared to $31 million in the first quarter of 2020, when the future U.K. income tax rate changed from 17% to 19%. Income tax expense further increased from 2020 as a result of an increase in the future Colombian income tax rate from 31% to 35%, which resulted in $30 million of additional charges during the third quarter of 2021. Organic growth, acquisitions net of dispositions, and foreign exchange contributed $146 million of incremental expenses during the year ended December 31, 2021.
116 Brookfield Infrastructure

The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2022 and December 31, 2021:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2022	December 31, 2021
Cash and cash equivalents	$1,279	$1,406
Property, plant and equipment	37,291	38,655
Intangible assets	11,822	14,214
Total assets	72,969	73,961
Corporate borrowings	3,666	2,719
Non-recourse borrowings	26,567	26,534
Total liabilities	47,415	47,570
Limited partners’ capital	5,372	5,702
General partner’s capital	27	31
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,263	2,408
Non-controlling interest—BIPC exchangeable shares	1,289	1,369
Non-controlling interest—Exchangeable units(1)	72	85
Non-controlling interest—perpetual subordinated notes	293	—
Non-controlling interest—in operating subsidiaries	15,320	15,658
Preferred unitholders	918	1,138
Partnership’s capital attributable to the partnership(2)	9,023	9,595
Total partnership’s capital	25,554	26,391

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units.
(2)Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
Total assets were $73.0 billion at December 31, 2022, compared to $74.0 billion at December 31, 2021. Acquisitions completed in 2022 and organic growth initiatives increased consolidated assets by $7.2 billion. These increases were offset by the impact of dispositions completed during the year, foreign exchange and depreciation and amortization, which reduced total assets by $2.2 billion, $3.8 billion and $2.2 billion, respectively.
During the year ended December 31, 2022, property, plant and equipment decreased from $38.7 billion to $37.3 billion as the impact of capital additions, recently completed acquisitions, and revaluation gains were more than offset by foreign exchange losses and depreciation expense. Intangible assets decreased from $14.2 billion to $11.8 billion primarily due to asset dispositions of $1.5 billion, assets reclassified as held for sale of $0.6 billion, amortization expense of $0.6 billion and the impacts of foreign exchange, partially offset by additions from recently completed acquisitions.
Corporate borrowings increased to $3.7 billion at December 31, 2022, compared to $2.7 billion at December 31, 2021. The increase is primarily attributable to the issuance of approximately $960 million of medium-term notes and net draws on our corporate credit facility of $96 million. These increases were partially offset by the impact of foreign exchange.

Brookfield Infrastructure 117

Non-recourse borrowings increased by $33 million from December 31, 2021 due to $2.5 billion of incremental borrowings, partially offset by the derecognition of $0.6 billion of borrowings associated with the sale of five Brazilian electricity transmission concessions and $0.4 billion of borrowings classified as held for sale. The impact of foreign exchange further reduced our non-recourse borrowings denominated in U.S. dollar terms by $1.6 billion.
Our partnership capital decreased by $0.6 billion to $9.0 billion as at December 31, 2022. The decrease is primarily attributable to distributions paid to our unitholders, partially offset by income generated from operations.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results are impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2022	2021	2020	2022 vs 2021	2021 vs 2020	2022	2021	2020	2022 vs 2021	2021 vs 2020
Canadian dollar	0.7382	0.7913	0.7853	(7)%	1%	0.7688	0.7979	0.7465	(4)%	7%
Brazilian real	0.1917	0.1792	0.1924	7%	(7)%	0.1936	0.1854	0.1939	4%	(4)%
British pound	1.2083	1.3532	1.3670	(11)%	(1)%	1.2366	1.3758	1.2840	(10)%	7%
Australian dollar	0.6813	0.7262	0.7694	(6)%	(6)%	0.6947	0.7513	0.6910	(8)%	9%
Indian rupee	0.0121	0.0134	0.0137	(10)%	(2)%	0.0127	0.0135	0.0135	(6)%	—%
As at December 31, 2022, our consolidated partnership capital of $25.6 billion was invested in the following currencies: Canadian dollars - 37%, United States dollars - 21%, Australian dollars - 11%, British pounds - 9%, Indian rupees - 8%, Brazilian reais - 6%, and other currencies - 8%. As a result of our currency hedging program, 61% of our partnership capital is effectively denominated in U.S. dollars. With the exception of the Brazilian real, period end rates relative to the U.S. dollar at the end of 2022 were lower than December 31, 2021 for our most significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
118 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Canadian dollar	$(589)	$67	$52
British pound	(344)	(14)	103
Indian rupee	(345)	(77)	27
Australian dollar	(178)	(117)	245
Brazilian real	167	(244)	(1,043)
Other	(76)	(128)	100
	(1,365)	(513)	(516)
Currency hedges(1)	473	121	(32)
	$(892)	$(392)	$(548)
Attributable to:
Unitholders	$(155)	$(143)	$(365)
Non-controlling interests	(737)	(249)	(183)
	$(892)	$(392)	$(548)

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the twelve-month period ended December 31, 2022 was a reduction to partnership capital of $892 million.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, Canadian, European, British, and New Zealand currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2022, the average foreign exchange rate of the major currencies we operate in, with the exception of the Brazilian real, weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.

Brookfield Infrastructure 119

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
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Funds from Operations (FFO)	$739	$705	$659
Maintenance capital expenditures	(54)	(40)	(30)
Adjusted Funds from Operations (AFFO)	$685	$665	$629

Adjusted EBITDA(1)	$1,101	$942	$854
Rate Base	6,804	5,818	5,199
Return on rate base(2),(3)	13%	12%	12%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)    Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
(3)    Return on rate base excludes the impact of connections revenue, return of capital and IFRS 16 adjustments.
120 Brookfield Infrastructure

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
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2022	2021	2020	2022	2021	2020
Commercial & Residential Distribution	$500	$512	$497	$396	$413	$401
Regulated Transmission	601	430	357	343	292	258
Total	$1,101	$942	$854	$739	$705	$659

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Rate base, start of period(1)	$5,818	$5,199	$5,169
Acquisitions (asset sales)(1)	648	131	(162)
Capital expenditures commissioned	471	433	338
Inflation and other indexation	368	250	164
Regulatory depreciation	(160)	(68)	(87)
Foreign exchange and other	(341)	(127)	(223)
Rate base, end of period	$6,804	$5,818	$5,199

(1)Rate base in the above table excludes our North American district energy operation as we sold the business in the second quarter of 2021 and is therefore also excluded from the asset sales impact for 2021.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next two to three years, as well as capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital backlog, start of period	$532	$634	$848
Impact of acquisitions (dispositions)	75	(139)	(19)
Additional capital project mandates	604	483	360
Less: capital expenditures	(522)	(443)	(521)
Foreign exchange and other	(43)	(3)	(34)
Capital backlog, end of period	646	532	634
Construction work in progress	443	401	438
Total capital to be commissioned	$1,089	$933	$1,072
Brookfield Infrastructure 121

2022 vs. 2021
Adjusted EBITDA and FFO for our utilities segment benefited from elevated inflation indexation which benefits approximately 90% of our utility EBITDA, as well as earnings associated with approximately $485 million of capital commissioned into rate base over the last 12 months. Current year results also benefited from the acquisition of two Australian utilities in February and April 2022. Prior year results included contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were divested in 2021. Results were impacted by higher interest rates and additional borrowings at our Brazilian investments compared to the prior year which impacted FFO by approximately $70 million.
For the year ended December 31, 2022, our commercial and residential distribution operations generated Adjusted EBITDA of $500 million and FFO of $396 million, compared to $512 million and $413 million, respectively, in the prior year. Results benefited from inflation indexation and capital commissioned into rate base over the last 12 months. Results were offset by the lost contribution from a smart meter portfolio in the U.K. and our North American district energy platform, which were divested in 2021.
For the year ended December 31, 2022, our regulated transmission operations generated Adjusted EBITDA of $601 million and FFO of $343 million, compared to $430 million and $292 million, respectively, in 2021. Results benefited from an approximately 18% annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the ongoing expansion of our Brazilian electricity transmission network and the appreciation of the Brazilian real over the prior year. FFO was impacted by higher interest rates and additional borrowings at our Brazilian investments.
As of December 31, 2022, total capital to be commissioned into rate base was $1.1 billion compared to $933 million as of December 31, 2021. Capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. New connection mandates awarded and the impact of acquisitions increased capital to be commissioned, partly offset by capital projects commissioned into rate base, and foreign exchange. The largest contributors to capital expected to be commissioned into rate base are at our U.K. regulated distribution business (approximately $590 million) and North American residential infrastructure business (approximately $170 million).

2021 vs. 2020
Adjusted EBITDA and FFO for our utilities segment benefited from the recovery in connections activity at our U.K. regulated distribution business, as well as the contributions from inflation indexation and approximately $430 million of capital commissioned into rate base for the year ended December 31, 2021. 2021 results also reflect the acquisition of the remaining 10% interest in our Brazilian regulated gas transmission business. 2020 results include full year contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were disposed of in the second quarter of 2021.
For the year ended December 31, 2021, our commercial and residential distribution operations generated Adjusted EBITDA of $512 million and FFO of $413 million, compared to $497 million and $401 million, respectively, in 2020. Results benefited from the impacts of inflation indexation, capital commissioned into rate base over the last 12 months, and higher connections activity at our U.K. regulated distribution business. 2020 results include full year contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were disposed of in the second quarter of 2021.
122 Brookfield Infrastructure

For the year ended December 31, 2021, our regulated transmission operations generated Adjusted EBITDA of $430 million and FFO of $292 million, compared to $357 million and $258 million, respectively, in 2020. Results benefited from an annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the ongoing expansion of our Brazilian electricity transmission network and the acquisition of the remaining 10% interest in our Brazilian regulated gas transmission business in April 2021. Results were impacted by higher interest rates at our Brazilian regulated gas transmission business and foreign exchange movements.
As of December 31, 2021, total capital to be commissioned into rate base was $0.9 billion compared to $1.1 billion as of December 31, 2020. The capital to be commissioned related to projects that had been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. Capital to be commissioned decreased 13% compared to 2020 driven primarily by the removal of growth projects associated with assets sold during 2021. Our base business capital to be commissioned is relatively consistent with 2020 as capital commissioned into rate base was offset by new mandates. The largest contributors to capital expected to be commissioned into rate base were approximately $550 million at our U.K. regulated distribution business and $150 million at our Brazilian electricity transmission business.
Recent Developments
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, and acquired all the issued and outstanding shares of HomeServe for £12 per share or approximately $1.2 billion (HomeServe consortium total of approximately $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. We believe this is an attractive investment opportunity due to its leading market position, subscription economics and inflation protection mechanisms. We expect to drive value through an expansion of our existing HVAC rental strategy across the HomeServe PLC customer base.
Brookfield Infrastructure 123

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Funds from Operations (FFO)	$794	$701	$590
Maintenance capital expenditures	(175)	(151)	(133)
Adjusted Funds from Operations (AFFO)	$619	$550	$457

Adjusted EBITDA(1)	$1,082	$968	$806
Adjusted EBITDA margin(2)	45%	47%	51%
Growth capital expenditures	$263	$270	$138

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2022	2021	2020	2022	2021	2020
Diversified Terminals	$484	$394	$262	$335	$260	$183
Rail	365	351	328	285	283	265
Toll Roads	233	223	216	174	158	142
Total	$1,082	$968	$806	$794	$701	$590

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
124 Brookfield Infrastructure

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital backlog, start of period	$533	$421	$383
Impact of acquisitions	—	—	54
Additional capital project mandates	368	406	157
Less: capital expenditures	(263)	(270)	(138)
Foreign exchange and other	(35)	(24)	(35)
Capital backlog, end of period	603	533	421
Construction work in progress	314	421	333
Total capital to be commissioned	$917	$954	$754
2022 vs. 2021
Results benefited from the commissioning of the sixth commercial liquefaction train and strong prices at our U.S. LNG export terminal, inflationary tariff increases and strong volumes across the segment. Prior year results included a full year contribution from our North American container terminal sold in Q2 2022.
For the year ended December 31, 2022, our diversified terminals reported Adjusted EBITDA of $484 million and FFO of $335 million, compared to $394 million and $260 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO benefited from strong prices at our U.S. LNG export terminal and the commissioning of a sixth liquefaction train. Results also benefited from an increase in the terminal infrastructure charge (TIC) rate at our Australian export terminal. Prior year results included a full year contribution from our North American container terminal that was sold in Q2 2022.
For the year ended December 31, 2022, our rail business generated Adjusted EBITDA of $365 million and FFO of $285 million, compared to $351 million and $283 million, respectively, during the same period in 2021. Adjusted EBITDA benefited from a 6% increase in average tariffs across our portfolio over the prior year, partially offset by softer volumes due to weather related delays at the beginning of the year in Australia and Brazil. FFO was impacted by higher interest at our Brazilian rail network.
For the year ended December 31, 2022, our toll roads contributed Adjusted EBITDA of $233 million and FFO of $174 million, compared to $223 million and $158 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO benefited from a 10% average increase in tolls and a 4% increase in traffic volumes across our global portfolio. Prior year results included a contribution from our Chilean toll road operation, which was divested in November 2021.
As of December 31, 2022, total capital to be commissioned was $917 million compared to $954 million as of December 31, 2021. Total capital to be commissioned decreased as additional project mandates were more than offset by projects commissioned during the period and the impact of foreign exchange. Capital to be commissioned includes approximately $155 million to increase capacity of our terminals by deepening the berths and expanding, enhancing and modernizing our existing infrastructure, approximately $260 million to upgrade and expand our network to capture volume growth from incremental activity in the sectors we serve, and approximately $500 million to expand the capacity of our roads by increasing and widening lanes on certain routes to support traffic growth.
Brookfield Infrastructure 125

2021 vs. 2020
2021 results benefited from 11% organic growth supported by higher tariffs and volumes across our rail and diversified terminal portfolios, as well as a recovery in toll road volumes since the economic shutdowns in 2020. Results also benefited from a full year contribution from our U.S. LNG export terminal acquired in the third quarter of 2020. 2020 results included a greater contribution from our Australian export terminal, which we partially disposed of in December 2020 and our Chilean toll road operation, which we sold in November 2021.
For the year ended December 31, 2021, our rail business generated Adjusted EBITDA of $351 million and FFO of $283 million, compared to $328 million and $265 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from a 4% average increase in tariffs across our portfolio over 2020 and strong overall volumes, highlighted by an 8% increase in volumes at our North American operations.
For the year ended December 31, 2021, our toll roads contributed Adjusted EBITDA of $223 million and FFO of $158 million, compared to $216 million and $142 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from a 6% average increase in tolls and a 15% increase in traffic volumes across our global portfolio over 2020. 2020 results included a full contribution from our Chilean toll road operation, which was sold in November 2021.
For the year ended December 31, 2021, our diversified terminals reported Adjusted EBITDA of $394 million and FFO of $260 million, compared to $262 million and $183 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO benefited from tariff increases at several of our terminals, higher container storage charges due to congestion at our North American port, and the full period contribution from our U.S. LNG export terminal acquired in 2020. 2020 results included a greater contribution from our Australian export terminal which we partially disposed of in December 2020.
As of December 31, 2021, total capital to be commissioned was $954 million compared to $754 million as of December 31, 2020. Total capital to be commissioned increased due to capital project mandates awarded, partially offset by capital expenditures made during the period and the impact of foreign exchange. The largest contributors to capital to be commissioned included approximately $415 million at our South American toll road businesses, approximately $230 million of rail expansion projects in Australia and approximately $190 million to increase capacity at our U.S. LNG export terminal.

126 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Funds from Operations (FFO)	$743	$492	$289
Maintenance capital expenditures	(118)	(87)	(92)
Adjusted Funds from Operations (AFFO)	$625	$405	$197

Adjusted EBITDA(1)	$937	$612	$379
Adjusted EBITDA margin(2)	56%	59%	66%
Growth capital expenditures	358	174	145

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA. 2021 EBITDA margin of 59% excludes exceptional gas storage results in the prior year (including the results the EBITDA margin was 62%).

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital backlog, start of period	$245	$8	$161
Impact of acquisitions	—	391	—
Additional capital project mandates	330	20	18
Less: capital expenditures	(358)	(174)	(145)
Foreign exchange and other	—	—	(26)
Capital backlog, end of period	217	245	8
Construction work in progress	28	1,875	121
Total capital to be commissioned	$245	$2,120	$129
Brookfield Infrastructure 127

2022 vs. 2021
For the year ended December 31, 2022, our midstream operations generated Adjusted EBITDA of $937 million and FFO of $743 million, compared to $612 million and $492 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO at our midstream operations benefited from the acquisition of Inter Pipeline which was privatized in the second half of 2021, increased utilization and higher market sensitive revenues across our base business. Prior year results benefited from exceptional gas storage results due to favorable weather dynamics in the first quarter.
As of December 31, 2022, total capital to be commissioned was $245 million compared to $2.1 billion as of December 31, 2021. Total capital to be commissioned decreased primarily as a result of the commissioning of the Heartland petrochemical facility in western Canada. The remaining total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our Canadian midstream businesses.
2021 vs. 2020
For the year ended December 31, 2021, our midstream operations generated Adjusted EBITDA of $612 million and FFO of $492 million, compared to $379 million and $289 million, respectively, during the same period in 2020. Adjusted EBITDA and FFO at our midstream operations benefited from higher market sensitive revenues, exceptional performance at our gas storage operations in the first quarter of 2021, and the commissioning of the second phase of our Gulf Coast expansion project in March 2021 at our U.S. gas pipeline. Results also benefited from the contribution from our Canadian diversified midstream operation which was fully privatized in October 2021. 2020 results included an additional 12.5% ownership in our U.S. gas pipeline which was disposed of earlier in 2021.
As of December 31, 2021, total capital to be commissioned was $2.1 billion compared to $129 million as of December 31, 2020. Total capital to be commissioned increased primarily as a result of the acquisition of our Canadian diversified midstream operation, which was constructing the Heartland Petrochemical facility, a state-of-the-art integrated petrochemical complex in western Canada. Heartland is now complete and fully commissioned. These increases were partially offset by capital projects commissioned at our U.S. gas pipeline during the period.
Recent Developments
Subsequent to year end, in February 2023, our North American gas storage operation agreed to the partial sale of its U.S. gas storage portfolio for net proceeds to the partnership of approximately $80 million. The sale is subject to customary closing conditions and is expected to close in the second quarter of 2023.
128 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Funds from Operations (FFO)	$239	$238	$196
Maintenance capital expenditures	(39)	(43)	(26)
Adjusted Funds from Operations (AFFO)	$200	$195	$170

Adjusted EBITDA(1)	$345	$335	$266
Adjusted EBITDA margin(2)	57%	55%	51%
Growth capital expenditures	$470	$266	$131

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2022	2021	2020	2022	2021	2020
Data Transmission and Distribution	$303	$290	$213	$215	$212	$163
Data Storage	42	45	53	24	26	33
Total	$345	$335	$266	$239	$238	$196

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital backlog, start of period	$394	$367	$152
Impact of acquisitions	3,634	—	144
Additional capital project mandates	234	307	180
Less: capital expenditures	(470)	(266)	(131)
Foreign exchange and other	(36)	(14)	22
Capital backlog, end of period	3,756	394	367
Construction work in progress	339	100	48
Total capital to be commissioned	$4,095	$494	$415
Brookfield Infrastructure 129

2022 vs. 2021
Results for our data segment on a constant currency basis benefited from strong underlying growth from additional points-of-presence and inflationary tariff escalators, offset by lower hedge rates on the Indian rupee compared to the prior year.
For the year ended December 31, 2022, our data transmission and distribution business generated Adjusted EBITDA of $303 million and FFO of $215 million, compared to $290 million and $212 million, respectively, during the same period in 2021. Results benefited from additional points-of-presence at our Indian and French telecom operations. Results were impacted by lower hedge rates on the Indian rupee compared to the prior year, as well as higher interest expense associated with debt funded growth capex.
For the year ended December 31, 2022, our data storage business contributed Adjusted EBITDA of $42 million and FFO of $24 million compared to $45 million and $26 million, respectively, during the same period in 2021. Results decreased as the contribution from additional capacity commissioned at our global data center operations was offset by lower revenues at our U.S. data center business in the first quarter as it was repositioned for new growth initiatives.
As of December 31, 2022, total capital to be commissioned was $4.1 billion compared to $494 million as of December 31, 2021. Total capital to be commissioned includes approximately $3.9 billion at our data transmission and distribution businesses and $175 million at our data storage operations. Total capital to be commissioned includes $3.6 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned relates to the build-out of additional contracted towers at our Indian telecom towers business, the roll-out of our fiber-to-the-home program and additional points-of-presence at our French telecom business, and increasing the capacity of our data storage network with the build-out of new sites or expansion of existing data centers.
2021 vs. 2020
Results for our data segment benefited from growth supported by new towers built at our Indian telecom business which we acquired in August 2020, as well as additional points-of-presence and the roll-out of our fiber-to-the-home program at our French telecom business.
For the year ended December 31, 2021, our data transmission and distribution business generated Adjusted EBITDA of $290 million and FFO of $212 million, compared to $213 million and $163 million, respectively, during the same period in 2020. Results benefited from growth initiatives at our French telecom business and a full year of earnings from our Indian telecom operation acquired in 2020. During 2021, we added approximately 11,000 contracted towers at our Indian telecom operation and 180,000 new fiber-to-the-home plugs at our French telecom business.
For the year ended December 31, 2021, our data storage business contributed Adjusted EBITDA of $45 million and FFO of $26 million. compared to $53 million and $33 million, respectively, during the same period in 2020. Results decreased as the contribution from 11 MWs of capacity commissioned at our South American data center operation during 2021 was offset by customer churn at our U.S. data center business as we repositioned the business for new growth initiatives.
130 Brookfield Infrastructure

As of December 31, 2021, total capital to be commissioned was $494 million compared to $415 million as of December 31, 2020. Total capital to be commissioned increased due to the benefit of capital project mandates awarded, partially offset by capital expenditures made during the period. Capital to be commissioned included approximately $130 million related to the build-out of additional contracted towers at our Indian telecom towers business, as well as approximately $175 million related to roll-out of our fiber-to-the-home program and additional points-of-presence at our French telecom business. Capital to be commissioned also included approximately $155 million at our data storage operations, primarily relating to the construction of several new facilities at our South American and Australian operations. In South America we commissioned 11 MW of capacity in 2021.
Recent Developments
On February 1, 2023, we completed the acquisition of a 51% interest in a €17.5 billion German tower portfolio alongside another institutional investor (BIP’s share – approximately $0.7 billion for a 6% interest). This marquee portfolio of approximately 40,000 telecom towers in Germany and Austria was acquired from Deutsche Telekom (DT), Europe’s largest telecom operator. DT will retain a 49% stake in the assets and continue to be an anchor customer under a 30-year master service agreement. The investment has significant contracted organic growth as well as opportunities for consolidation.

Brookfield Infrastructure 131

The following table presents the components of our corporate segment, at our partnership’s share:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Adjusted EBITDA(1)	(433)	(406)	(312)
Funds from Operations (FFO)	(428)	(403)	(280)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2022 vs. 2021
For the year ended December 31, 2022, Adjusted EBITDA and FFO for our Corporate segment were losses of $433 million and $428 million, respectively, versus losses of $406 million and $403 million, respectively, in 2021.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased over the prior year due to a higher unit price in the first half of the year.
2021 vs. 2020
For the year ended December 31, 2021, Adjusted EBITDA and FFO for our Corporate segment were losses of $406 million and $403 million, respectively, versus losses of $312 million and $280 million, respectively, in 2020. Adjusted EBITDA and FFO decreased over 2020 as a result of a higher base management fee due to an increase in our unit price and a higher unit count.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our market value plus net recourse debt. The base management fee increased over 2020 due to a higher unit price and capital market activity used to fund new growth initiatives.
132 Brookfield Infrastructure

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
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
Brookfield Infrastructure 133

For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Measures	2022	2021	2020
Net income attributable to the partnership(1)	$407	$1,093	$394
Net income per unit(2)	0.14	1.16	0.23
Funds from Operations (FFO)(3)	2,087	1,733	1,454
Per unit FFO(4)	2.71	2.42	2.08
Adjusted Funds from Operations (AFFO)(3)	1,701	1,412	1,173
Return on invested capital(5)	13%	13%	12%
Adjusted EBITDA(3)	3,032	2,451	1,993
Distributions per unit(6),(7)	1.44	1.36	1.29
FFO payout ratio(8)	68%	73%	78%
AFFO payout ratio(9)	83%	89%	97%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2022 were 458.1 million (2021: 445.1 million, 2020: 442.1 million).
(3)Refer to the “Performance Measures Used by Management” section of this MD&A for a definition of FFO, AFFO and Adjusted EBITDA, and the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
(4)Average units outstanding during the year ended December 31, 2022, were 771.2 million units outstanding (2021: 714.8 million, 2020: 680.2 million).
(5)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the year ended December 31, 2022 was $137 million (2021: $142 million, 2020: $122 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(6)On March 31, 2020, our partnership completed the previously announced creation of BIPC with a special distribution of BIPC exchangeable shares. The special distribution resulted in the issuance of approximately 69.5 million BIPC exchangeable shares. On June 10, 2022, Brookfield Infrastructure completed a three-for-two unit split. Historical per unit disclosures have been retroactively adjusted for the impact of the special distribution and the unit splits.
(7)Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the year ended December 31, 2022, the partnership paid quarterly distributions of $0.36 per unit.
(8)FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(9)AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

For the year ended December 31, 2022, FFO totaled $2.1 billion ($2.71 per unit) compared to $1.7 billion ($2.42 per unit) in 2021 and $1.5 billion ($2.08 per unit) in 2020. FFO of $2.1 billion for the year ended December 31, 2022 represents an increase of 20% over 2021 on a total basis, and 12% on a per unit basis. Organic growth was 10%, reflecting elevated inflation of approximately 7% in the countries that we operate in and capital commissioned over the last 12 months. Results also benefited from net positive contribution from our asset rotation program including the contribution from our Canadian diversified midstream operation which was privatized in the second half of this year. Distributions paid in 2022 of $1.44 per unit represent an increase of 6% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 68%, within our long-term target range of 60-70%.
134 Brookfield Infrastructure

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
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
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
•Other companies may calculate results attributable to the partnership or common equity differently than we do and as a result, these measures may not be comparable to similar measures presented by other issuers.
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
Brookfield Infrastructure 135

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
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
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
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market on hedging items which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
136 Brookfield Infrastructure

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
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income	$1,375	$2,719	$904
Add back or deduct the following:
Depreciation and amortization	2,158	2,036	1,705
Share of earnings from investments in associates and joint ventures(1)	(12)	(88)	(131)
FFO contribution from investments in associates and joint ventures(1)	886	745	585
Deferred tax expense	86	240	54
Mark-to-market on hedging items	(202)	(80)	16
Gains on disposition of subsidiaries, associates and joint ventures(3)	(107)	(2,118)	(71)
Other expenses (income)(2)	251	533	(13)
FFO attributable to non-controlling interests(4)	(2,348)	(2,254)	(1,595)
FFO	2,087	1,733	1,454
Maintenance capital expenditures	(386)	(321)	(281)
AFFO	1,701	1,412	1,173

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
(2)Other income (expenses) corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Other income and expenses excluded from FFO primarily includes asset retirement obligation and deferred consideration accretion expense, remeasurement of borrowings and amortization of deferred financing costs, acquisition costs, long-term incentive plan expense accrued but only paid out upon sale of assets, and fair value remeasurement gains/losses including mark-to-market of non-controlling interest classified as liability and U.S. dollar debt at foreign subsidiaries not elected for hedge accounting. With the exception of a $420 million gain related to the remeasurement of our 49% residual interest in our Australian export terminal during 2020, there are no items within other expenses (income) that are individually significant.
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
Brookfield Infrastructure 137

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
For the year ended December 31, 2022, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, FFO contribution from investments in associates and joint ventures. Depreciation and amortization increased from the year ended December 31, 2021 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2022. FFO attributable to non-controlling interests increased from the prior year predominantly due to organic growth and contributions from capital recycling. FFO contributions from investments in associates and joint ventures increased from the prior year as a result of organic growth, the acquisition of an interest in our Australian regulated utility business, an Australian smart meter business and an Australia data transmission business in 2022. These increases were partially offset by the disposition of our North American container terminal in June 2022.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $386 million (2021: $321 million, 2020: $281 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income	$1,375	$2,719	$904
Add back or deduct the following:
Depreciation and amortization	2,158	2,036	1,705
Interest expense	1,855	1,468	1,179
Share of earnings from investments in associates and joint ventures(1)	(12)	(88)	(131)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	1,229	1,012	779
Income tax expense	560	614	291
Mark-to-market on hedging items	(202)	(80)	16
Other expense (income)	(92)	(1,749)	(234)
Adjusted EBITDA attributable to non-controlling interests(2)	(3,839)	(3,481)	(2,516)
Adjusted EBITDA	$3,032	$2,451	$1,993

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
138 Brookfield Infrastructure

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
For the year ended December 31, 2022, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from the year ended December 31, 2021 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2022. Interest expense increased primarily as a result of additional borrowings associated with acquisitions completed in the latter half of 2021, funding organic growth, and repayment of $1 billion of deferred consideration at our Brazilian regulated gas transmission business in April 2022. These increases were partially offset by the impact of dispositions completed during the year. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to organic growth and acquisitions, while Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of acquisitions, partially offset by dispositions, as well as strong performance at our U.S. LNG export facility from continued strength in LNG prices.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
	2022	2021	2020
Net income per limited partnership unit(1)	$0.14	$1.16	$0.23
Add back or deduct the following:
Depreciation and amortization	1.66	1.60	1.48
Deferred income taxes	0.15	0.23	(0.01)
Mark-to-market on hedging items	(0.18)	(0.11)	0.01
Valuation losses (gains) and other(2)	0.94	(0.46)	0.37
Per unit FFO(3)	$2.71	$2.42	$2.08

(1)During the year ended December 31, 2022, on average there were 458.1 million limited partnership units outstanding (2021: 445.1 million, 2020: 442.1 million). Net income per limited partnership unit has been adjusted to reflect the dilutive impact of the special distribution.
(2)Refer to the reconciliation of net income attributable to the partnership to FFO above for a description of balances included within other.
(3)Average units outstanding during the year ended December 31, 2022, were 771.2 million (2021: 714.8 million, 2020: 680.2 million, adjusted for the BIPC special distribution).
Brookfield Infrastructure 139

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Partnership Capital	$25,554	$26,391	$21,673
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,320)	(15,658)	(13,954)
Deficit	3,422	2,520	2,752
Accumulated other comprehensive income	(817)	(543)	(731)
Ownership changes	(558)	(515)	(527)
Invested Capital	$12,281	$12,195	$9,213
Invested capital has increased as a result of capital market activity throughout 2022, primarily related to net proceeds of $293 million from the issuance of Perpetual Subordinated Notes, which were partially offset by the redemption of our preferred shares of $220 million. Additionally, $13 million of LP units were issued as part of our distribution reinvestment plan. Refer to “Partnership Capital” below in this MD&A for further details.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Opening balance	$12,195	$9,213	$9,009
Net (redemption) issuance of preferred units	(220)	8	195
Issuance of Perpetual subordinated notes	293	—	—
Issuance of units and Redeemable Partnership Units, net of redemptions	13	945	9
Issuance of BIPC exchangeable shares	—	259	—
Issuance of BIPC Exchangeable LP Units	—	1,770	—
Ending balance	$12,281	$12,195	$9,213
Weighted Average Invested Capital(1)	$12,270	$10,076	$9,067
(1)     For the purposes of calculating Weighted Average Invested Capital for the year ended December 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022.

Our partnership has met its investment return objectives with return on Invested Capital of 13% for the year ended December 31, 2022 (2021: 13%, 2020: 12%).
140 Brookfield Infrastructure

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
The following table presents enterprise value as of 2022, 2021 and 2020:

	As of December 31,
	2022			2021	2020
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
Shares/units outstanding	115.7	655.7	771.4	514.0	465.0
Price(3)	$38.90	$30.99	$—	$—	$—
Market capitalization	$4,501	$20,320	$24,821	31,831	23,999
Preferred units and preferred shares(4)	—	1,283	1,283	1,210	1,202
Net debt(5)	2,971	16,217	19,188	17,502	14,485
Enterprise value	$7,472	$37,820	$45,292	$50,543	$39,686

(1)Includes BIPC exchangeable shares and BIPC Exchangeable LP Units.
(2)Includes limited partner, general partner and Redeemable Partnership Units, as well as Exchange LP Units.
(3)Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
(4)Includes $918 million of preferred units, $72 million of preferred shares, and $293 million of Perpetual Subordinated Notes.
(5)Please see “Capital Resources and Liquidity” below for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-mark on hedging items and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.

Brookfield Infrastructure 141

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,133	$118	$528	$(43)	$(361)	$1,375

Add back or deduct the following:
Depreciation and amortization	535	564	615	444	—	2,158
Interest expense	653	306	306	441	149	1,855
Share of (earnings) losses from investments in associates and joint ventures(1)	(28)	85	(97)	(28)	56	(12)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	138	675	242	174	—	1,229
Income tax expense	357	28	48	72	55	560
Mark-to-market on hedging items	(33)	(27)	(28)	16	(130)	(202)
Other (income) expenses	(12)	152	32	(62)	(202)	(92)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,642)	(819)	(709)	(669)	—	(3,839)
Adjusted EBITDA	$1,101	$1,082	$937	$345	$(433)	$3,032

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,003	$240	$445	$(54)	$1,085	$2,719

Add back or deduct the following:
Depreciation and amortization	564	640	350	482	—	2,036
Interest expense	376	355	196	430	111	1,468
Share of (earnings) losses from investments in associates and joint ventures(1)	(84)	(15)	(74)	(14)	99	(88)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	62	542	227	181	—	1,012
Income tax expense	480	20	21	38	55	614
Mark-to-market on hedging items	6	(28)	(5)	10	(63)	(80)
Other expenses (income)	(51)	10	7	(22)	(1,693)	(1,749)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,414)	(796)	(555)	(716)	—	(3,481)
Adjusted EBITDA	$942	$968	$612	$335	$(406)	$2,451
142 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$590	$215	$161	$4	$(66)	$904

Add back or deduct the following:
Depreciation and amortization	668	672	149	216	—	1,705
Interest expense	333	432	124	195	95	1,179
Share of (earnings) losses from investments in associates and joint ventures(1)	(50)	101	(136)	(45)	(1)	(131)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	51	293	262	173	—	779
Income tax expense	312	(12)	(2)	(20)	13	291
Mark-to-market on hedging items	10	(17)	18	1	4	16
Other expenses (income)	129	(74)	52	16	(357)	(234)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,189)	(804)	(249)	(274)	—	(2,516)
Adjusted EBITDA	$854	$806	$379	$266	$(312)	$1,993

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
Brookfield Infrastructure 143

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2022 and 2021.
Our group-wide liquidity at December 31, 2022 consisted of the following:

	As of
US$ MILLIONS	December 31, 2022	December 31, 2021
Corporate cash and financial assets	$891	$683
Committed corporate credit facility(1)	2,100	2,975
Subordinate corporate credit facility	1,000	500
Draws under corporate credit facility(1)	(96)	—
Commitments under corporate credit facility	(12)	(12)
Commercial paper(1)	(464)	(431)
Partnership’s share of cash retained in businesses	718	729
Partnership’s share of availability under subsidiary credit facilities	950	936
Group-wide liquidity	$5,087	$5,380

(1)Includes a $2.1 billion committed corporate credit facility (2021: $2.0 billion). As of December 31, 2022, draws on our corporate credit facility were $96 million (2021: $nil) and we had commercial paper outstanding of $464 million (2021: $431 million).
At December 31, 2022, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $5.1 billion, a decrease from $5.4 billion at December 31, 2021. At the corporate level, we ended 2022 with $3.4 billion of liquidity, a decrease of $0.3 billion compared to the prior year. The decrease in liquidity was due to the expiry of our bulge facility of $1 billion in April 2022, approximately $500 million deployed to acquire an Australian regulated utility, approximately $215 million to acquire an Australian smart meter business, and approximately $200 million to acquire an Australian fiber to the home business. These decreases were partially offset by an increase in our credit facility with Brookfield, as well as the proceeds received from dispositions and issuance of medium term notes.

144 Brookfield Infrastructure

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2022, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Corporate borrowings(1)	12	$—	$517	$—	$—	$332	$2,280	$3,129
Non-recourse borrowings	7	2,605	2,727	3,153	4,877	2,942	10,431	26,735

(1)Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs. Refer to Note 20, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2022	December 31, 2021
Consolidated debt	$30,233	$29,253
Add: partnership’s share of debt of investments in associates:
Utilities	1,163	448
Transport	3,406	3,290
Midstream	716	731
Data	1,327	887
Add: partnership’s share of debt directly associated with assets held for sale	150	18
Less: borrowings attributable to non-controlling interest(1)	(15,834)	(15,283)
Premium on debt and cross currency swaps	(364)	(430)
Debt attributable to the partnership	$20,797	$18,914

(1)Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.
Brookfield Infrastructure 145

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnerships share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	December 31, 2022	December 31, 2021
Debt attributable to the partnership
Utilities	$4,689	$3,907
Transport	5,204	5,066
Midstream	5,108	5,570
Data	2,130	1,652
Corporate	3,666	2,719
Total debt attributable to the partnership	$20,797	$18,914
Partnership’s share of cash retained in businesses(1)
Utilities	$182	$213
Transport	322	357
Midstream	43	40
Data	171	119
Corporate(2)	891	683
Total partnership’s share of cash retained	$1,609	$1,412
Net debt
Utilities	$4,507	$3,694
Transport	4,882	4,709
Midstream	5,065	5,530
Data	1,959	1,533
Corporate	2,775	2,036
Total net debt	$19,188	$17,502

(1)The partnership’s share of cash retained in the businesses includes $445 million (2021: $419 million) of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $242 million (2021: $413 million) of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
(2)The partnership’s share of cash retained in corporate includes corporate financial assets.
146 Brookfield Infrastructure

As of December 31, 2022, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2023	2024	2025	2026	2027	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	12	$—	$517	$—	$—	$332	$2,280	$3,129
Total recourse borrowings	12	—	517	—	—	332	2,280	3,129
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	9	277	246	253	267	209	1,502	2,754
Regulated Transmission	8	57	231	190	195	250	1,012	1,935
	9	334	477	443	462	459	2,514	4,689
Transport
Diversified Terminals	6	172	310	141	113	551	1,396	2,683
Rail	3	174	249	188	401	4	360	1,376
Toll Roads	8	104	122	149	129	123	518	1,145
	6	450	681	478	643	678	2,274	5,204

Midstream(3)	7	235	393	380	837	871	2,392	5,108

Data
Data Transmission & Distribution	6	42	179	235	276	138	631	1,501
Data Storage	4	23	18	199	114	192	83	629
	5	65	197	434	390	330	714	2,130
Total non-recourse borrowings(2),(4)	7	1,084	1,748	1,735	2,332	2,338	7,894	17,131
Total borrowings(5)	7	$1,084	$2,265	$1,735	$2,332	$2,670	$10,174	$20,260
Net debt		5%	11%	9%	12%	13%	50%	100%

(1)Corporate borrowings and the average term exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 20, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
(2)Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
(3)Commercial paper obligations at our Canadian diversified midstream operations are fully backstopped by its credit facility, and have been presented in the table above in accordance with its related maturity.
(4)As of December 31, 2022, approximately $31 million of debt attributable to the partnership was in breach of asset-level financial covenants. This equates to less than 1% of total debt attributable to the partnership. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
(5)As of December 31, 2022, approximately 34% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 22% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 19% of our total borrowings, inclusive of the impact of interest rate swaps.
Brookfield Infrastructure 147

Debt attributable to the partnership has an average term of seven years. Our net debt to capitalization ratio, as defined by net debt divided by the sum of net debt and invested capital, as of December 31, 2022 was 61% (December 31, 2021: 59%). The weighted average cash interest rate is 5.5% for the overall business (December 31, 2021: 4.9%), in which our utilities, transport, midstream, data and corporate segments were 5.9%, 6.2%, 5.2%, 5.2% and 4.5%, respectively (December 31, 2021: 5.6%, 6.3%, 4.0%, 4.3% and 3.8%, respectively).
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
148 Brookfield Infrastructure

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
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the twelve-month period ended December 31, 2022 US$ MILLIONS	Fincos and Guarantors total	Revenues from (expenses paid to) non-Guarantor subsidiaries	Revenues from (expenses paid to) other related parties	Revenues from (expenses paid to) other
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	4,749	4,746	—	3
Net income	4,215	4,708	(318)	(175)

For the twelve-month period ended December 31, 2021
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Other income(2)	1,971	1,969	—	2
Net income	1,392	1,812	(303)	(117)

(1)Total revenues of our Partnership and its controlled subsidiaries were $14,427 million and $11,537 million for the year ended December 31, 2022 and December 31, 2021, respectively.
(2)Other income includes dividend and interest income.

Brookfield Infrastructure 149

	Statement of Financial Position
As of December 31, 2022 US$ MILLIONS	Fincos and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties	Amounts due from/payable to other
Current assets	$736	$721	$—	$15
Total assets(1)	1,991	1,975	—	16
Current liabilities	4,933	4,266	91	576
Total liabilities	8,418	4,617	111	3,690

As of December 31, 2021
Current assets	$524	$470	$—	$54
Total assets(1)	1,438	1,383	—	55
Current liabilities	3,806	3,247	108	451
Total liabilities	9,568	6,694	128	2,746

(1)Total assets of our partnership and its controlled subsidiaries were $72,969 million and $73,961 million as of December 31, 2022 and December 31, 2021, respectively.

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
150 Brookfield Infrastructure

Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by the other Guarantors (other than Bermuda Holdco).
Brookfield Infrastructure 151

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2022. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2022 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	AUD	NZD	GBP	BRL	CAD(2)	EUR	INR	PEN	Other
Gross Equity Investments - US$	$3,312	$2,254	$64	$1,549	$1,246	$1,785	$780	$499	$119	$75
Corporate Items - US$(3)	(1,377)	—	—	—	—	—	—	—	—	—
Equity Investment - US$	1,935	2,254	64	1,549	1,246	1,785	780	499	119	75
FX contracts - US$	4,382	(1,197)	(57)	(762)	—	(1,417)	(778)	(162)	(9)	—
Net unhedged - US$	$6,317	$1,057	$7	$787	$1,246	$368	$2	$337	$110	$75
% of equity investment hedged	N/A	53%	89%	49%	—%	79%	100%	32%	8%	—%

(1)USD net equity investment excludes $389 million of preferred units and $293 million of Perpetual Subordinated Notes.
(2)CAD net equity investment excludes $601 million of preferred units and preferred shares.
(3)Includes medium-term notes, draws on our revolving credit facility, commercial paper issuances and working capital at the corporate level.
At December 31, 2022, 61% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2022, we recorded gains in comprehensive income of $551 million related to these contracts (2021: gains of $145 million, 2020: losses of $154 million).
For additional information, see Note 8, “Fair Value of Financial Instruments”, Note 35, “Derivative Financial Instruments” and Note 36, “Financial Risk Management” in our financial statements included in this annual report on Form 20-F.
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
152 Brookfield Infrastructure

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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has $2.1 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
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
Brookfield Infrastructure 153

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended 2022, 2021 and 2020:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Capital deployed in new investments(1)	$2,238	$3,048	$976
Growth capital expenditures (net of non-recourse debt financing)	729	476	397
	2,967	3,524	1,373
Total capital market activity
Equity issuances	13	2,974	9
Preferred units issuance, net of repurchases	50	(12)	195
Corporate debt issuance, net of repayments	995	244	298
	1,058	3,206	502
Proceeds from asset sales	750	1,938	370
	1,808	5,144	872
Net funding from retained cash flows and credit facility draws	$1,159	$(1,620)	$501

(1)Capital deployed in new investments excludes investments in financial assets.

We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:
•we target retaining 15% of our FFO for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 4 years, we have deployed over $8.0 billion in acquisitions and organic growth initiatives, funded through our capital recycling program and capital market issuances.
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
154 Brookfield Infrastructure

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Net income attributable to the partnership(1)	$407	$1,093	$394
Funds from Operations (FFO)	2,087	1,733	1,454
Adjusted Funds from Operations (AFFO)	1,701	1,412	1,173
Distributions(2)	1,418	1,257	1,134
FFO payout ratio(3)	68%	73%	78%
AFFO payout ratio(4)	83%	89%	97%

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
Brookfield Infrastructure 155

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
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Growth capital expenditures by segment
Utilities	$522	$443	$521
Transport	263	270	138
Midstream	358	174	145
Data	470	266	131
	$1,613	$1,153	$935
Growth capital expenditures for the year ended December 31, 2022 were $1,613 million, an increase of $460 million or 40% versus 2021. Growth capital expenditures increased at our utilities segment from the acquisition of two Australian utilities. Growth capital spend increased at our midstream segment due to the commissioning of a petrochemical complex at our Canadian midstream operation, which we acquired in the second half of 2021. Growth capital expenditures in our data segment increased from our partnership to build two semiconductor foundries in Arizona.

156 Brookfield Infrastructure

The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2022	2021	2020
Maintenance capital expenditures by segment
Utilities	$50	$60	$54	$40	$30
Transport	165	175	175	151	133
Midstream	125	140	118	87	92
Data	40	45	39	43	26
	$380	$420	$386	$321	$281
Maintenance capital expenditures for the year ended December 31, 2022 were $386 million, an increase of $65 million relative to the year ended December 31, 2021. Maintenance capital expenditures increased due to the impact of a full year contribution from our diversified Canadian midstream operation, acquired in late 2021 and other newly acquired businesses.
We estimate annual maintenance capital expenditures for the upcoming year to be $50-60 million, $165-175 million, $125-140 million, and $40-45 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $380-420 million prospectively. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
For the year ended December 31, 2022, our total maintenance capital expenditures were below our estimated range primarily due to a delay in the commissioning of a petrochemical complex within our midstream segment.
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
Brookfield Infrastructure 157

ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. An example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
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

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Return of capital(1)	$137	$142	$122

(1)Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
158 Brookfield Infrastructure

Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for total net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sales resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2022, letters of credit issued on behalf of our subsidiaries amounted to $12 million (December 31, 2021: $12 million). Refer to Note 20, Borrowings and Note 31, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
Brookfield Infrastructure 159

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2022:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$3,413	$49	2	$10	$160	$3,634
Corporate borrowings	464	517	—	428	2,280	3,689
Non-recourse borrowings(1)	2,605	2,727	3,153	7,819	10,431	26,735
Financial liabilities	390	28	9	12	1,628	2,067
Lease liabilities	441	392	378	701	2,543	4,455

Interest Expense:
Corporate borrowings(2)	144	130	127	241	1,128	1,770
Non-recourse borrowings	1,244	1,093	981	1,494	2,940	7,752

(1)As of December 31, 2022, approximately $31 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
(2)Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0%.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $368 million per year based on the December 31, 2022 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
160 Brookfield Infrastructure

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2022, 2021, and 2020:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2022	2021	2020
Cash from operating activities	$3,131	$2,772	$2,530
Cash used by investing activities	(3,365)	(1,173)	(4,609)
Cash from (used by) financing activities	56	(995)	2,126
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2022 vs. 2021
Cash from operating activities
Cash from operating activities totaled $3.1 billion during the year ended December 31, 2022, an increase of $0.4 billion from the same period in 2021. Operating cash flows benefited from contributions from acquisitions completed during the year and organic growth from our existing operations, which were partially offset by the impact of foreign exchange, recently completed dispositions and finance lease receivables signed at our North American residential infrastructure operation, where the operation presents an outflow for the cost of inventory within operating cash flows. Given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Cash used by investing activities
Cash used by investing activities was $3.4 billion during the year ended December 31, 2022, an increase of $2.2 billion from the same period in 2021. Investing activities during the current year reflect capital deployed of $0.9 billion on the acquisition of subsidiaries and associates and net of proceeds from the sale of subsidiaries and investments in associates. Current year cash flows were also impacted by $2.7 billion of additions to long-lived assets, partially offset by $0.2 billion of proceeds from net settlement of foreign exchange derivatives. In the prior year, cash used by investing activities relate to investment in long-lived assets of $2.0 billion, partially offset by proceeds from the sale of subsidiaries and investments in associates, net of cash deployed for acquisitions, of $0.8 billion.
Cash from (used by) financing activities
Cash from financing activities totaled $56 million for the year ended December 31, 2022, as compared to $1.0 billion used by financing during the same period in 2021. Financing activities in the current year include net proceeds from borrowings of $3.6 billion, partially offset by $1.4 billion of distributions paid to unitholders and $0.5 billion of net capital provided to non-controlling interests. Current year results also include the settlement of deferred consideration of $1.2 billion, primarily at our Brazilian regulated gas transmission business and our U.K. telecom towers operation, and $0.4 billion used for the redemption of preferred units and other financing activities. In the prior year, cash from financing activities was driven by proceeds from borrowings of $1.6 billion and $1.1 billion of capital from equity issuances. These cash inflows were more than offset by $1.3 billion of distributions paid to unitholders, $0.8 billion of net capital provided to non-controlling interests, $0.5 billion repayment of deposit to our parent, and $0.5 billion of capital used to settle lease and other liabilities.
Brookfield Infrastructure 161

2021 vs. 2020
Cash from operating activities
Cash from operating activities totaled $2.8 billion during the year ended December 31, 2021, an increase of $0.2 billion from the same period in 2020. Operating cash flows benefited from initial contributions from acquisitions completed during 2021, organic growth from our existing operations, and the impact of foreign exchange, which increased U.S. dollar operating cash flows. The increase was partially offset by the impact of recently completed dispositions and finance lease receivables signed at our North American residential energy infrastructure operation, where the operation presented an outflow of $394 million related to its working capital within operating cash flows. Given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Cash used by investing activities
Cash used by investing activities was $1.2 billion during the year ended December 31, 2021, a decrease of $3.4 billion from the same period in 2020. Investing activities during 2021 reflect the impact of our capital recycling strategy, with our partnership realizing proceeds from the sale of subsidiaries and investments in associates, net of acquisitions of $0.8 billion, as compared to $3 billion of net capital deployed in 2020. In addition, the partnership invested $2.0 billion into long-lived assets and financial assets during 2021 as compared to $1.7 billion during the year ended December 31, 2020.
Cash (used by) from financing activities
Cash used by financing activities totaled $1.0 billion for the year ended December 31, 2021, as compared to $2.1 billion received from financing in 2020. During 2021, the partnership generated $1.6 billion from borrowings and $1.1 billion of capital from equity issuances. These cash flows were more than offset by $1.3 billion of distributions paid to unitholders and $0.8 billion of net capital provided to non-controlling interests, primarily related to the acquisition of non-controlling interests of our Canadian diversified midstream operation in the fourth quarter of 2021 and distribution from proceeds of dispositions. 2021 results also include the repayment of a $0.5 billion deposit from our parent and $1.0 billion of capital used to settle lease and other liabilities. Cash from financing activities during 2020 was driven by $1.0 billion of net capital provided by non-controlling interests, primarily related to the acquisition of our telecom tower operation in India and $1.7 billion of net borrowings, partially offset by $1.1 billion of distributions paid to unitholders.
162 Brookfield Infrastructure

PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.05% managing general partner interest. As of December 31, 2022, Brookfield holds a 29.58% interest in the Holding LP through Redeemable Partnership Units and an additional 0.37% interest in the Holding LP through Special General Partner Units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
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

Brookfield Infrastructure 163

On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units as a result of the splits.
Brookfield’s economic interest in our partnership is approximately 27.1% on a fully-exchanged basis.
Brookfield’s 0.37% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2022, the Holding LP paid incentive distributions of $240 million (2021: $206 million, 2020: $183 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively. Prior to the special distribution on March 30, 2020, the above thresholds were $0.2030 and $0.22, respectively. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
In November 2022, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 22,914,157 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 1, 2022 and will terminate on November 30, 2023, or earlier should we complete our repurchases prior to such date. All purchases will be made through the facilities of the TSX or the NYSE, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year.
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued 0.3 million units (2021: 0.4 million units) for proceeds of $13 million (2021: $12 million).
164 Brookfield Infrastructure

The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2022	December 31, 2021
Redeemable Partnership Units, held by Brookfield	193,587,223	193,587,223
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	458,380,315	457,901,280
Total	654,368,169	653,889,134
In November 2021, Brookfield Infrastructure issued 14.2 million units in public offerings in the U.S. and Canada. In total, $556 million of gross proceeds were raised through the issuance and $23 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 10.7 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield for additional gross proceeds of $400 million.
During 2022 and 2021, our outstanding issued Redeemable Partnership Units changed as follows:

	2022		2021
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,728	193,587,223	$2,328	182,930,702
Redeemable Partnership Units issued	—	—	400	10,656,521
Outstanding at end of year	$2,728	193,587,223	$2,728	193,587,223
During 2022 and 2021, our outstanding issued Special General Partner Units changed as follows:

	2022		2021
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	2,400,631	$19	2,400,631
Outstanding at end of year	$19	2,400,631	$19	2,400,631
During 2022 and 2021, our outstanding issued Managing General Partner Units changed as follows:

	2022		2021
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$6,074	457,901,280	$5,526	443,147,915
Units issued	13	338,953	545	14,564,499
Conversions	5	140,082	3	188,866
Outstanding at end of year	$6,092	458,380,315	$6,074	457,901,280
During 2022 and 2021, our outstanding issued BIPC exchangeable shares changed as follows:

	2022		2021
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares	Book Value	Shares
Outstanding at beginning of year	$1,755	110,157,540	$(19)	67,441,451
BIPC exchangeable shares issued	—	—	1,770	42,195,641
Conversions	2	410,131	4	520,448
Outstanding at end of year	$1,757	110,567,671	$1,755	110,157,540
In November 2021, BIPC, a subsidiary of our partnership issued 3.2 million BIPC exchangeable shares in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
Brookfield Infrastructure 165

In October 2021, BIPC issued 12.1 million BIPC exchangeable shares for a fair value of $502 million in connection with the acquisition of our Canadian diversified midstream operation.
During August and September 2021, BIPC issued 26.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of our Canadian diversified midstream operation.
On March 31, 2020, BIPC issued 69.5 million BIPC exchangeable shares to unitholders as part of the BIPC special distribution. The distribution resulted in no cash proceeds to the partnership.
During 2022 and 2021, our outstanding issued Exchangeable units changed as follows:

	2022		2021
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$408	7,015,032	$156	1,611,508
BIPC Exchangeable LP Units issued	—	—	259	6,112,838
Conversions	(7)	(550,213)	(7)	(709,314)
Outstanding at end of year	$401	6,464,819	$408	7,015,032
During the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 6.1 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation.
On January 21, 2022, Bermuda Holdco issued $300 million aggregate principal amount of Perpetual Subordinated Notes, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The Perpetual Subordinated Notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Bermuda Holdco, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
During 2022 and 2021, our outstanding issued Perpetual Subordinated Notes changed as follows:

US$ MILLIONS	2022
Outstanding at beginning of year	$—
Issued for cash	293
Outstanding at end of year	$293
The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2022	December 31, 2021
Holding LP Series 1 Preferred Units	4,989,265	4,989,265
Holding LP Series 3 Preferred Units	4,989,262	4,989,262
Holding LP Series 7 Preferred Units(1)	—	11,979,750
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	8,000,000
Holding LP Series 14 Preferred Units	8,000,000	8,000,000
Total	43,901,312	55,881,062

(1)Our partnership redeemed all of the issued and outstanding Series 7 Preferred Units on March 31, 2022. The corresponding Holding LP Series 7 Preferred Units were also redeemed on March 31, 2022.
166 Brookfield Infrastructure

During 2022 and 2021, our outstanding issued Preferred Units changed as follows:

	2022		2021
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$1,138	55,881,062	$1,130	57,867,650
Units issued	—	—	194	8,000,000
Units repurchased and cancelled	(220)	(11,979,750)	(186)	(9,986,588)
Outstanding at end of year	$918	43,901,312	$1,138	55,881,062
During the year ended December 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity. During the year ended December 31, 2021, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership units, Series 5, for $206 million. Losses on redemption of $20 million were recognized directly in equity.
In January 2021, our Limited Partnership Agreement was amended to create the Series 14 Preferred Units and to create the Holding LP Series 14 Preferred Units with terms substantially mirroring the Series 14 Preferred Units. Our Partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually and issued 8 million Series 14 Preferred Units at an offering price of $25 per Series 14 Preferred Unit under its shelf registration in the United States. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects.
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
Three prominent macroeconomic themes have resulted in Brookfield Infrastructure effectively securing our annual new investment target of $1.5 billion for 2022 and 2023. We believe these themes will continue to create significant investment opportunities going forward.
Brookfield Infrastructure 167

•Digitalization - refers to investment opportunities derived from exponential increases in data consumption. Large scale capital is required for greenfield development or the retrofit of digital backbone infrastructure, including fiber, wireless infrastructure and data centers.
•Decarbonization - investment opportunities for Brookfield Infrastructure relate directly to investments in utilities or residential energy infrastructure businesses that benefit from capital deployed to reduce or eliminate emissions from the expansion of their networks or installation of new energy efficient products.
•Deglobalization - supports the reshoring of essential and strategic manufacturing processes and supply chains.
All three “mega trends” are expected to drive significant capital deployment opportunities for Brookfield Infrastructure in the years to come.
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
168 Brookfield Infrastructure

Notwithstanding the benefits for our business, quantitative tightening and a rising interest rate environment have recently caused significant stock market volatility. Although we expect our unit price to move with broader market sentiment, we believe the underlying value of our privately owned infrastructure assets will be less impacted. We expect that private buyers of infrastructure assets, especially those for high-quality, de-risked essential infrastructure, take a longer-term view and are less influenced by short-term economic conditions or sentiment.
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
(i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022 and 2021. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
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
Brookfield Infrastructure 169

Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.
Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies
The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.
170 Brookfield Infrastructure

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(2),(3) Short Hills, New Jersey	73	Chair	Director
Jeffrey Blidner Toronto, Canada	74	Director	Vice Chair of Brookfield Asset Management
William Cox(2) Pembroke, Bermuda	60	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	50	Director	Senior Managing Director of Mediobanca
Daniel Muñiz Quintanilla(3) Mexico City, Mexico	49	Director	Director
Suzanne Nimocks(4) Park City, Utah	63	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	63	Director	Senior Advisor of Egon Zehnder

(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert.
(4)Suzanne Nimocks joined the board of directors of our General Partner in August 2022. John Mullen, who served as a director since May 2021, stepped off the Board of the General Partner at the same time. John Mullen remains a director of BIPC.
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
Brookfield Infrastructure 171

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chair of Brookfield Asset Management and is responsible for Brookfield’s private client business. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey is not considered an independent director because of his role at Brookfield. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.
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
Daniel Muñiz Quintanilla. Daniel has served as a director of our General Partner since August 1, 2019. Daniel also serves on the board of directors of BIPC. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Suzanne Nimocks. Suzanne Nimocks has served as a director of our General Partner since August 2, 2022. Suzanne also serves on the board of directors of BIPC. Suzanne serves as a member of the board of directors of Ovinitiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
172 Brookfield Infrastructure

Rajeev Vasudeva. Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves on the board of directors of BIPC. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 1,200 investment professionals and 195,000 operating employees in more than 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 52,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	56	33	28	Chief Executive Officer
David Krant	36	15	11	Chief Financial Officer
Ben Vaughan	51	25	22	Chief Operating Officer
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
Sam Pollock. Sam is a Managing Partner of Brookfield Asset Management and Chief Executive Officer of the Service Providers. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined Brookfield Corporation in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as Brookfield Corporation’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
Brookfield Infrastructure 173

David Krant. David was appointed to the role of Chief Financial Officer of the Service Providers, effective March 1, 2021. David has been with the Brookfield organization since 2012 and with Brookfield Infrastructure since 2015. In this time, he has performed a number of critical roles in a finance and operations capacity. Prior to joining Brookfield, David was in the Assurance and Advisory group at a global public accounting firm. David holds a CPA, CA designation and a Bachelor of Commerce (Hons) degree in finance and accounting, from the School of Business and Economics at Wilfrid Laurier University.
Ben Vaughan. Ben is a Managing Partner of Brookfield Asset Management and Chief Operating Officer of the Service Providers. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
See also information contained in this annual report on Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 6.A “Directors and Senior Management” and Item 7.B “Related Party Transactions.”
Our Master Services Agreement
The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other service providers to provide management and administration services to our partnership and the other Service Recipients. The operating entities are not a party to the Master Services Agreement.
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
Appointment of the Service Providers and Services Rendered
Under our Master Services Agreement, the Service Recipients have appointed the Service Providers, as the service providers, to provide the following services, or arrange for their provision by an appropriate service provider:
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
174 Brookfield Infrastructure

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
Brookfield Infrastructure 175

The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of our General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.
Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we pay a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our partnership. BIPC reimburses us for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Brookfield Infrastructure into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including Brookfield Infrastructure, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
The table below sets forth the management fees for the years ended December 31, 2022, 2021 and 2020, respectively.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Base management fee	$421	$394	$302
To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For example, in conjunction with the consortium arrangements in respect of our South American electricity transmission operations, we pay to Brookfield our pro rata share of base management fees paid by the consortium. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions—Other Services” and Item 7.B “Related Party Transactions—Incentive Distributions.”
176 Brookfield Infrastructure

Reimbursement of Expenses and Certain Taxes
We also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.
The relevant Service Recipient is required to pay the Service Providers all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Providers for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under the Master Services Agreement.
In addition, the Service Recipients are required to pay all fees, costs and expenses incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Providers will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.
The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.
Termination
The Master Services Agreement has no fixed term. However, the Service Recipients may terminate the Master Services Agreement upon 30 days’ prior written notice of termination from our General Partner to the Service Providers if any of the following occurs:
•the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers;
•the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Providers are grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Providers.
Brookfield Infrastructure 177

The Service Recipients have no right to terminate for any other reason, including if the Service Providers or Brookfield experience a change of control. Our General Partner may only terminate the Master Services Agreement on behalf of our partnership with the prior unanimous approval of our General Partner’s independent directors.
Our Master Services Agreement expressly provides that the agreement may not be terminated by our General Partner due solely to the poor performance or the underperformance of any of our operations.
The Service Providers may terminate the Master Services Agreement upon 30 days’ prior written notice of termination to our General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of our partnership.
If the Master Services Agreement is terminated, the Licensing Agreements, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield.”
Indemnification and Limitations on Liability
Under the Master Services Agreement, the Service Providers have not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. The maximum amount of the aggregate liability of the Service Providers or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Providers or any of its affiliates, will be equal to the base management fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Providers, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
Outside Activities
Our Master Services Agreement does not prohibit the Service Providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions—Relationship Agreement.”
178 Brookfield Infrastructure

6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2022, our General Partner paid each of its directors (other than the chairperson) $150,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2022 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2022 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). Members of BIPC’s audit committee were paid an additional $10,000 by our General Partner during the year ended December 31, 2022 for serving in such position. Also, during the year ended December 31, 2022 an additional amount of $20,000 was paid to the chairperson of our partnership’s audit committee, making the audit committee chairperson’s total remuneration for the 2022 fiscal year $195,000 (including the fees paid for serving as a director on the board of our General Partner and of BIPC). Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our General Partner.
In coordination with BIPC, the nominating and governance committee periodically reviews board compensation in relation to its peers and other similarly sized companies and is responsible for approving changes in compensation for non-employee directors.
Our General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which the Service Providers provide or arrange for other service providers to provide day-to-day management and administrative services for our partnership and the other Service Recipients. The fees payable under the Master Service Agreement are set forth under Item 6.A “Directors and Senior Management—Our Master Services Agreement—Management Fee.” In addition, Brookfield is entitled to receive incentive distributions from the Holding LP described under Item 7.B “Related Party Transactions—Incentive Distributions.”
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
Brookfield Infrastructure 179

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
180 Brookfield Infrastructure

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
•approval of the protocol governing the allocation of employees between our partnership and the Service Providers;
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
Brookfield Infrastructure 181

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
182 Brookfield Infrastructure

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
Brookfield Infrastructure 183

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
184 Brookfield Infrastructure

Canadian Insider Reporting
Our partnership is not subject to Canadian insider reporting requirements due to its status as a “SEC Foreign Issuer” under Canadian securities laws. However, our partnership does not rely on the exemption that is available to it from the insider reporting requirements of Canadian securities laws.
6.D    EMPLOYEES
Our partnership does not employ any of the individuals who carry out the management and other non-operational activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management.” Our operating subsidiaries currently employ approximately 52,000 individuals globally.
6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner own less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.
Not applicable.
Brookfield Infrastructure 185

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2022.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Corporation(3),(4)	206,974,479	(3)	31.1%	(3)
Royal Bank of Canada(5)	38,628,992		8.4%
Capital World Investors(6)	33,490,947	(6)	7.3%
Bank of Montreal and its affiliates(7)	32,983,641		7.2%

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
(2)The percentages shown are based on 458,380,315 units outstanding as of December 31, 2022 and in the case of Brookfield Corporation, 206,600,012 additional units upon exchange of all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Corporation.
(3)Brookfield Corporation may be deemed to be the beneficial owner of 206,974,479 of our units that it holds through wholly-owned subsidiaries, constituting approximately 31.1% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Corporation are exchanged for our units. This amount includes 374,467 of our units beneficially held directly or indirectly by Brookfield Corporation. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The beneficial interests in the BN Partnership, and the voting interests in its trustee, are held as follows: one-third by Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin G. Shah in equal parts. The BN Partnership has the ability to appoint on half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 206,974,479 of our units. The business address of Brookfield Corporation and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
(4)Brookfield’s economic interest in our partnership is approximately 27.1% on a fully exchanged basis.
(5)Represents units over which the Royal Bank of Canada has direct or indirect investment discretion, as reported on a Schedule 13F-HR filed with the SEC on February 14, 2023. Royal Bank of Canada may disclaim beneficial ownership and pecuniary interest in these securities, to the extent permitted under applicable securities laws.
(6)Based on a Schedule 13G/A filed by Capital World Investors on February 13, 2023. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(7)Based on a Schedule 13G/A filed by Bank of Montreal on February 6, 2023. The business address of Bank of Montreal is 100 King Street West, 21st Floor, Toronto, Ontario, Canada M5X 1A1.

Our major unitholders have the same voting rights as all other holders of our units.
Record Ownership
As of December 31, 2022, 68,057 of our outstanding units were held by 453 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2022, DTC was the holder of record of 133,444,457 units.
186 Brookfield Infrastructure

7.B    RELATED PARTY TRANSACTIONS
Relationship with Brookfield
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and private investment vehicles and programs that Brookfield currently manages and participates in and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 34, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.
Relationship Agreement
Our partnership, the Holding LP, the Holding Entities, the Service Providers and Brookfield Corporation have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Corporation has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.
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
Brookfield Infrastructure 187

Under the terms of the Relationship Agreement, our partnership, the Holding LP and the Holding Entities acknowledge and agree that, subject to providing us the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our partnership, the Holding LP and the Holding Entities acknowledge and agree that some of these entities may have objectives that overlap with our objectives or may acquire infrastructure assets or businesses that could be considered appropriate acquisitions for us, and that Brookfield may have greater financial incentives to assist those other entities over us. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield’s involvement in our business. See “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” below.
Since Brookfield has large, well established operations in real estate, timberlands and renewable power that are separate from us, Brookfield will not be obligated to provide us with any opportunities in these sectors. In addition, since Brookfield has granted an affiliate the right to act as the exclusive vehicle for Brookfield’s timberland acquisitions in Eastern Canada and the Northeastern U.S., we will not be entitled to participate in timberland acquisitions in those geographic regions. Brookfield has also appointed an affiliate as its primary vehicle through which Brookfield will acquire renewable power assets on a global basis. Except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.
Pursuant to the Relationship Agreement, Brookfield Corporation has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
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
188 Brookfield Infrastructure

Under the Relationship Agreement, our partnership, the Holding LP and the Holding Entities have agreed that none of Brookfield or the Service Providers, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Providers, will be liable to us for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipients pursuant to the Master Services Agreement.
Voting Agreements
Our partnership has entered into voting agreements (“Voting Agreements”) with Brookfield that permit our partnership (or our partnership’s designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain of our operations managed or controlled by Brookfield-related entities.
Pursuant to each Voting Agreement, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreement will be voted in favor of the election of directors or officers (or their equivalent, if any) approved by our partnership (or our partnership’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of our partnership (or our partnership’s designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, our partnership or our partnership’s designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by our partnership or our partnership’s designated affiliates, as applicable, in their discretion.
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
Brookfield Infrastructure 189

Pursuant to each Voting Agreement, Brookfield Infrastructure will generally be provided with voting rights over investments in which it participates. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside Brookfield Infrastructure. As a result, Brookfield Infrastructure, and Brookfield in light of Brookfield’s control over us, will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that Brookfield Infrastructure does not hold 100% of the investments. See “Relationship Agreement” above. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse us for the expenses associated with preparing our financial statements and calculating our assets under management.
Services Provided under Our Master Services Agreement
The Service Recipients have entered into the Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other service providers to provide investment advisory services to Brookfield Infrastructure, including services relating to acquisitions and dispositions and financings, as well as supervision of day to day management and administration services to our partnership and the other Service Recipients. For example, Samuel Pollock, in his capacity as the Chief Executive Officer of the Service Providers, and David Krant, in his capacity as the Chief Financial Officer of the Service Providers, are the persons who perform the functions of our partnership’s principal executive officer and principal financial officer, respectively. In exchange, the Service Providers are entitled to a base management fee. For a description of our Master Services Agreement, see Item 6.A “Directors and Senior Management—Our Master Services Agreement.”
Other Services
Brookfield may provide to the operating entities services which are outside the scope of the Master Services Agreement under arrangements that are on market terms and conditions, on a cost-recovery basis or as otherwise agreed to by our independent directors, and pursuant to which Brookfield will receive fees. The services provided under these arrangements include financial advisory, operations and maintenance, development, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements generally require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies, procedures and/or parameters. See “—Conflicts of Interest and Fiduciary Duties.”
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
190 Brookfield Infrastructure

Redemption-Exchange Mechanism
One or more wholly-owned subsidiaries of Brookfield Corporation that hold Redeemable Partnership Units (as hereinafter defined) have the right to require the Holding LP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield Corporation will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of the Holding LP held by wholly-owned subsidiaries of Brookfield Corporation will likely be financed by a public offering of our units.
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
Brookfield Infrastructure 191

Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through the Special General Partner Units held by Infrastructure Special LP and also owns the Infrastructure General Partner. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. In consideration for serving as the special general partner of Holding LP, the Asset Management Company is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. To the extent distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”
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
There was no increase to the Base Management Fee and incentive distribution fees paid by our partnership in connection with the special distribution. BIPC is responsible for reimbursing us for its proportionate share of the Base Management Fee.
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
192 Brookfield Infrastructure

Distribution Reinvestment Plan
The Holding LP has a distribution reinvestment plan. Brookfield has advised our partnership that it may from time-to-time reinvest distributions it receives from the Holding LP in the Holding LP’s distribution reinvestment plan. In addition, our partnership has adopted a distribution reinvestment plan. The following is a summary description of the principal terms of our partnership’s distribution reinvestment plan.
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
Brookfield Infrastructure 193

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
1.the licensee defaults in the performance of any material term, condition or agreement contained in the agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
2.the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
194 Brookfield Infrastructure

3.certain events relating to a bankruptcy or insolvency of the licensee; or
4.the licensee ceases to be an affiliate of Brookfield.
A termination of a Licensing Agreement with respect to one or more licensee will not affect the validity or enforceability of the agreement with respect to any other licensees.
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our partnership’s strategy, and the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Infrastructure, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be managed or resolved in the most favorable manner to the interests of Brookfield Infrastructure and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Infrastructure’s ability to successfully implement its strategies or achieve its investment objectives.
Brookfield Infrastructure 195

As discussed above, investors should note that our Limited Partnership Agreement contains provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to our partnership and the unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our partnership, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined above), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our conflicts protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in the Amended and Restated Limited Partnership Agreement is intended to, or will, constitute a waiver of any rights or remedies that the Brookfield Account or the investors may have under such laws.
As described further below under “Management and Resolution of Conflicts”, our conflicts protocol was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts protocol, certain conflicts of interest do not require the approval of our General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Infrastructure, Brookfield Accounts in which we invest or our unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our partnership.
196 Brookfield Infrastructure

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
Brookfield Infrastructure will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside Brookfield Infrastructure. As a result, Brookfield Infrastructure will consolidate the underlying assets of such other Brookfield-managed vehicles into Brookfield Infrastructure’s financial records and calculation of its assets under management, despite the fact that Brookfield Infrastructure does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by Brookfield Infrastructure for purposes of completing its own financial records, and will not reimburse Brookfield Infrastructure for the expenses associated with such calculation and preparation. See “Voting Agreements” above for more information.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for Brookfield Infrastructure and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will, in the future, have) investment mandates that overlap with those of Brookfield Infrastructure and Brookfield Accounts in which we invest and will compete with and have, priority over Brookfield Infrastructure (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Infrastructure (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts (which may be less favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) than otherwise would have been the case).

Brookfield Infrastructure 197

Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that will have overlapping investment mandates with Brookfield Infrastructure (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds, (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions and (iii) registered funds or investment vehicles that invest across different pools of infrastructure and infrastructure-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates. It is expected that Brookfield Infrastructure will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s) Brookfield on a basis that Brookfield believes is fair and reasonable taking into account various factors, including: (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment focus, objectives, strategies, and target rates of return of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) the expected future capacity of Brookfield Infrastructure (or a Brookfield Account in which we invest), (vi) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Account(s), (vii) the availability of other appropriate or similar investment opportunities and/or (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax structuring, investment-specific, timing and similar considerations).
198 Brookfield Infrastructure

The determination of whether an investment is within the scope of the investment mandate of Brookfield Infrastructure (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Infrastructure (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses above.
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.

Brookfield Infrastructure 199

The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Infrastructure (and/or a Brookfield Account in which we invest), but will not be required to disclose to our General Partner’s board of directors or our unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Infrastructure (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities may be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest and a predecessor fund of such Brookfield Account (in which we have a different level of investment)) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
200 Brookfield Infrastructure

Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Infrastructure or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Infrastructure (or a Brookfield Account in which we invest).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Infrastructure and Brookfield Accounts in which we invest may not be available to Brookfield Infrastructure (or a Brookfield Account in which we invest) in their entirety and/or Brookfield Infrastructure (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from our unitholders or of the independent directors of our General Partner will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of Brookfield Infrastructure’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Infrastructure and Brookfield Accounts in which we invest.

Brookfield Infrastructure 201

•Incentive to Allocate Investment Opportunities Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to the partnership or a Brookfield Accounts in which we invest. For example, Brookfield is not required to offset certain transaction fees, break-up fees and fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances, Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
•Allocation of Co-Investments. Investing in Brookfield Infrastructure (and our investment in any Brookfield Account) does not entitle any unitholder to co-investment opportunities, and unitholders will not have any right to receive co-investments. Unitholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to Brookfield Infrastructure.
202 Brookfield Infrastructure

To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Infrastructure (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above exceeds the amount appropriate for the partnership (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Infrastructure (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Infrastructure (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.
For the avoidance of doubt, Brookfield and Brookfield Infrastructure will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts. However, Brookfield may determine, on behalf of Brookfield Infrastructure, that Brookfield Infrastructure will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may also assign Brookfield Infrastructure’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to Brookfield Infrastructure and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.

Brookfield Infrastructure 203

The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to the partnership directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Brookfield Infrastructure’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including Brookfield Infrastructure) may participate in co-investment opportunities at different times (e.g. Brookfield Infrastructure (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will also impact returns realized by co-investors.
In the event Brookfield and/or Brookfield Infrastructure participates in a co-investment opportunity, Brookfield may determine that it and/or Brookfield Infrastructure (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or Brookfield Infrastructure’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of our unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.

204 Brookfield Infrastructure

•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Infrastructure and (b) Brookfield Infrastructure to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among Brookfield Infrastructure and its co-investors (or a Brookfield Account in which we invest and its co-investors, including Brookfield Infrastructure) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, Brookfield Infrastructure (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if Brookfield Infrastructure (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified) (b) were not yet committed to such potential investment or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Infrastructure) and Brookfield Infrastructure (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Infrastructure or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Infrastructure, another Brookfield Account (including a Brookfield Account in which we invest) or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Infrastructure or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Infrastructure and other Brookfield Accounts) provides benefits overall to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Brookfield Infrastructure 205

Under these arrangements, the relevant investor (whether Brookfield Infrastructure, another Brookfield Account, or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Infrastructure another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, Brookfield Infrastructure (or a Brookfield Account in which invest) is permitted to provide interim debt or equity financing (including, among others, emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that interest between the interests of Brookfield Infrastructure (or the Brookfield Accounts in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Infrastructure (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Infrastructure (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investors will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing or expenses associated with any such hedging or borrowing activities, in which case Brookfield Infrastructure (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.

206 Brookfield Infrastructure

•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Infrastructure and Brookfield Accounts in which we invest including certain investments that may represent appropriate investment opportunities for Brookfield Infrastructure and Brookfield Accounts in which we invest.
These Brookfield Client Relationships may compete with Brookfield Infrastructure (and a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest), our General Partner will consider these relationships and there may be certain potential opportunities which are not be pursued on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Infrastructure (or a Brookfield Account in which we invest) could invest with or alongside (or enter into joint ventures or other similar arrangements) with Brookfield Client Relationships, in particular investments, and the relationship with such clients could influence the decisions made by our General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Infrastructure, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Infrastructure and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Infrastructure or a Brookfield Account in which we invest for market share or other matters.

Brookfield Infrastructure 207

In order to mitigate potential conflicts of interest in these situations, Brookfield may, but will not be obligated to, take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Infrastructure’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and Brookfield Infrastructure and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with Brookfield Infrastructure’s or Brookfield Accounts’ in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Infrastructure’s or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
208 Brookfield Infrastructure

•Advice to Other Brookfield Accounts May Conflict with Brookfield Infrastructure’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts and/or the Brookfield that could compete or conflict with the advice Brookfield gives to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Infrastructure and/or Brookfield Accounts in which Brookfield Infrastructure is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts and/or Brookfield could face certain conflicts of interest between the interests of Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to third parties with respect to asset in which Brookfield Infrastructure (or a Brookfield Account in which we are invested) may be invested or seek to invest in. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Infrastructure (or a Brookfield Account in which we invest), and we (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Brookfield Infrastructure 209

Different business units and teams within our General Partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the General Partner and Brookfield. Different portfolio management teams within the General Partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Infrastructure (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Infrastructure (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data and Information Sharing” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of Brookfield Infrastructure (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, Brookfield Infrastructure (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of Brookfield Infrastructure (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to Brookfield Infrastructure (or a Brookfield Account in which we invest).
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
210 Brookfield Infrastructure

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
Brookfield Infrastructure 211

Brookfield will possess material, non-public information about companies that will limit our (and the Brookfield Accounts in which we are invested) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
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

212 Brookfield Infrastructure

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
Brookfield Infrastructure 213

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
214 Brookfield Infrastructure

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
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, Brookfield Infrastructure, other Brookfield Accounts, their portfolio companies or unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of Brookfield Infrastructure and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
Brookfield Infrastructure 215

•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Infrastructure (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Infrastructure (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Infrastructure (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Infrastructure (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Infrastructure (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Infrastructure (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Infrastructure (or a Brookfield Account in which we invest) is invested, which could result in Brookfield Infrastructure (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of Brookfield Infrastructure (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest). See “Investments with Related Parties” below.
216 Brookfield Infrastructure

Additionally, there may be instances where Brookfield Infrastructure (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Infrastructure or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of Brookfield Infrastructure (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where Brookfield Infrastructure (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Infrastructure (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our unitholders or our partnership’s General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Infrastructure, Brookfield Accounts in which we invest and/or one of our (direct or indirect through a Brookfield Account) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Infrastructure, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of Brookfield Infrastructure (or a Brookfield Account in which we invest) and, therefore, Brookfield Infrastructure, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Infrastructure (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.

Brookfield Infrastructure 217

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Infrastructure (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest). Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Infrastructure (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Infrastructure (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because Brookfield Infrastructure (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Infrastructure (or a Brookfield Account in which we invest).

218 Brookfield Infrastructure

The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Infrastructure (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Infrastructure (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Infrastructure (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than Brookfield Infrastructure (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Infrastructure (or a Brookfield Account in which we invest). In any such circumstances, such Brookfield Account will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where Brookfield Infrastructure (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Infrastructure (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Accounts, but may be restrained from doing so because of the Brookfield Account.

Brookfield Infrastructure 219

Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Infrastructure (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.

220 Brookfield Infrastructure

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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Infrastructure and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.
Brookfield Infrastructure 221

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
222 Brookfield Infrastructure

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, Brookfield Infrastructure and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, Brookfield Infrastructure and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of our General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Infrastructure (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
Brookfield Infrastructure 223

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Infrastructure and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Infrastructure (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Infrastructure (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Infrastructure (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Infrastructure (or a Brookfield Account in which we are invested).
224 Brookfield Infrastructure

•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in Brookfield Infrastructure and is entitled to receive management fees and other compensation from Brookfield Infrastructure. As a result, Brookfield will take its interests into account structuring Brookfield Infrastructure’s investments and other operations, while also taking into account the interests of Brookfield Infrastructure as a whole.
From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such Unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
•Restrictions on Brookfield Infrastructure’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing Brookfield Infrastructure and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on Brookfield Infrastructure.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Infrastructure or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Infrastructure or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
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
Brookfield Infrastructure 225

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
226 Brookfield Infrastructure

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
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Infrastructure (or any other Brookfield Account) and to ensure that our group’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
Brookfield Infrastructure 227

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
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier, because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Infrastructure and other Brookfield Accounts, including, for example, conflict management protocols and certain potential investment-related limits and restrictions.
•Oaktree. Brookfield holds a significant interest in Oaktree, which is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
228 Brookfield Infrastructure

It is expected that Brookfield, Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts that we are invested in) and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Infrastructure, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Infrastructure, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Infrastructure and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Infrastructure and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in with Brookfield, and Brookfield Infrastructure and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
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
Brookfield Infrastructure 229

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
230 Brookfield Infrastructure

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
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies , including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, the AIFM is owned by Brookfield and Oaktree and provides services such as risk management. The AIFM may provide such services to the Oaktree Accounts at different rates than those charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) or its affiliates. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this Form 20-F and in the applicable governing documents. Companies in which Brookfield Infrastructure (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
Brookfield Infrastructure 231

As noted in “Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “Transactions with Portfolio Companies”.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of Brookfield Infrastructure’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with applicable law and the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation) to cause Brookfield Infrastructure (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Infrastructure (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Infrastructure engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our General Partner’s independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Infrastructure. Our independent directors have generally approved cross trades between Brookfield Infrastructure and other Brookfield Accounts provided they are executed in accordance with parameters described in this Form 20-F. Principal trades between Brookfield Infrastructure and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest.
232 Brookfield Infrastructure

There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Infrastructure (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Infrastructure (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a unitholder consents to Brookfield Infrastructure (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain transactions among portfolio companies of Brookfield Infrastructure (or a Brookfield Accounts in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our General Partner’s independent directors or any other consent. See “Transactions with Portfolio Companies” below.
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
Brookfield Infrastructure 233

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
Conflicts of interest arising for Brookfield under this arrangement have been approved by our General Partner’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

234 Brookfield Infrastructure

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Infrastructure (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Infrastructure (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest).

Brookfield Infrastructure 235

•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Infrastructure) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Infrastructure, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Infrastructure, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Infrastructure) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Infrastructure, or Brookfield or Brookfield Infrastructure is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Infrastructure will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.

236 Brookfield Infrastructure

Certain conflicts of interest are inherent in the foregoing transactions between Brookfield, or Brookfield Infrastructure, and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or Brookfield Infrastructure, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or Brookfield Infrastructure acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or Brookfield Infrastructure regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or Brookfield Infrastructure. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or Brookfield Infrastructure, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of Brookfield Infrastructure (or a Brookfield Account in which we invest).
In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or Brookfield Infrastructure, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or Brookfield Infrastructure may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.

Brookfield Infrastructure 237

•Affiliated Services and Transactions. Where it deems appropriate, relevant and or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or portfolio companies; investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative
238 Brookfield Infrastructure

and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to Brookfield Infrastructure (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Infrastructure, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Infrastructure (and Brookfield Accounts in which we invest), and are expected to be substantial.
The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to Brookfield Infrastructure (or a Brookfield Account in which we are invested). Furthermore, providing services or products to Brookfield Infrastructure (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Infrastructure (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Infrastructure) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F.
Brookfield Infrastructure 239

If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Infrastructure (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Infrastructure (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.

240 Brookfield Infrastructure

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to Brookfield Infrastructure’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, Brookfield Infrastructure (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) Brookfield Infrastructure (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
Brookfield Infrastructure 241

From time to time, Brookfield will terminate Affiliated Services arrangements entered into between Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to Brookfield Infrastructure (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among Brookfield Infrastructure (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.

242 Brookfield Infrastructure

In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage Brookfield Infrastructure to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that Brookfield Infrastructure would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and Brookfield Infrastructure and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments of Employees,” and “Insurance” subsections in the Potential Conflicts of Interest section of this Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.

Brookfield Infrastructure 243

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.

244 Brookfield Infrastructure

Costs and expenses that are suitable for only Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Infrastructure (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Infrastructure (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Infrastructure (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Infrastructure (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of Brookfield Infrastructure (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.
Brookfield Infrastructure 245

Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Infrastructure (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in Brookfield Infrastructure (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.

246 Brookfield Infrastructure

The list of operating expenses included in Brookfield Infrastructure’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Infrastructure (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to Brookfield Infrastructure (or a Brookfield Account in which we invest) (or among Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which Brookfield Infrastructure invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or the partnership (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create Infrastructure by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a particular business need.

Brookfield Infrastructure 247

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
248 Brookfield Infrastructure

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
Brookfield Infrastructure 249

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
•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including Brookfield Infrastructure), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including Brookfield Infrastructure) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such person’s directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by Brookfield Infrastructure or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, Brookfield Infrastructure, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
250 Brookfield Infrastructure

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
In addition, Brookfield, our General Partner and their personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Infrastructure, its unitholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of Brookfield Infrastructure or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield, our General Partner and/or such personnel (and not Brookfield Infrastructure, its unitholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by Brookfield Infrastructure (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Infrastructure (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to the unitholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this Form 20-F), see “Management and Resolution of Conflicts—Management And Resolution of Conflicts Generally” below.

Brookfield Infrastructure 251

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
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Infrastructure rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
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
252 Brookfield Infrastructure

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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Infrastructure or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by Brookfield Infrastructure (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.
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
Brookfield Infrastructure 253

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
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.
Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, and (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

254 Brookfield Infrastructure

Brookfield Accounts (including Brookfield Infrastructure, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of good and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies or parties that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts, on and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for in the best interests of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
Brookfield Infrastructure 255

•Investment Platforms. Brookfield Infrastructure (or a Brookfield Account in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by Brookfield Infrastructure (or a Brookfield Account in which we are invested) other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Infrastructure (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom Brookfield Infrastructure (or Brookfield Account in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Infrastructure (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by other Brookfield Accounts, including investments by Brookfield Infrastructure (or Brookfield Account in which we invest) or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside Brookfield Infrastructure (or Brookfield Account in which we invest).
Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Infrastructure (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.
256 Brookfield Infrastructure

Brookfield Infrastructure (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for Brookfield Infrastructure (or a Brookfield Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or our unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Infrastructure (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Infrastructure (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or unitholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
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
In addition, Brookfield Infrastructure and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Infrastructure or Brookfield Accounts that we are invested in. Brookfield Infrastructure or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Infrastructure or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Infrastructure or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Infrastructure or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Infrastructure or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace Brookfield Infrastructure or another Brookfield Account as the guarantor.

Brookfield Infrastructure 257

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Infrastructure and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Infrastructure and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Infrastructure and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Infrastructure).
•Use of Brookfield Arrangements. Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) as if Brookfield Infrastructure (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Infrastructure (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Infrastructure (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents. See also “Risk Factors – Valuation Risk”.

258 Brookfield Infrastructure

The valuation of investments may affect, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Infrastructure and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from the amount of management fees that Brookfield collects from Brookfield Infrastructure and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future. Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of the partnership and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero. Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Infrastructure) from time to time engage in transactions with prospective and actual investors in Brookfield Infrastructure and other Brookfield Accounts, that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Infrastructure or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Infrastructure (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.
•Insurance. Brookfield has caused Brookfield Infrastructure and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of and for placement and administration of insurance coverage for the benefit of Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of the partnership and the relevant Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).

Brookfield Infrastructure 259

Brookfield, Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Infrastructure (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) (including policies covering Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where the partnership (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Infrastructure (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
260 Brookfield Infrastructure

Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Infrastructure, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.

Brookfield Infrastructure 261

To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Infrastructure (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
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
262 Brookfield Infrastructure

Brookfield on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
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
Brookfield Infrastructure 263

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
•Internal Audit. Brookfield and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Infrastructure (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield Infrastructure (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
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
264 Brookfield Infrastructure

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
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between Brookfield Infrastructure (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the unitholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
Brookfield Infrastructure 265

•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this Form 20-F, a key element of the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Infrastructure (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of Brookfield Infrastructure (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) or our unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
266 Brookfield Infrastructure

As noted elsewhere in this Form 20-F, Brookfield is not required to and generally does not expect to seek approval from our General Partner’s board of directors or from our unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this Form 20-F) unless required by applicable law or as otherwise set out in this Form 20-F or the governing documents. By acquiring units in Brookfield Infrastructure (and Brookfield Accounts in which we invest), each unitholder will be deemed to have acknowledged and agreed to Brookfield Infrastructure (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this Form 20-F) arising in the course of the life of Brookfield Infrastructure (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.

Brookfield Infrastructure 267

The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest).Additional conflicts may exist, that are not presently known to our General Partner, Brookfield or are deemed immaterial. In addition, as the Brookfield activities and the investment program of Brookfield Infrastructure and Brookfield Accounts in which we invest change over time, an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership and the BIPC exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.7% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 17.0% indirect interest in our partnership in the form of BIPC exchangeable shares held by Brookfield and the public.
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
268 Brookfield Infrastructure

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
Other Related Party Transactions
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to April 14 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2022, there were no (2021: $nil) borrowings outstanding.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2022, our net deposit from Brookfield was $nil (December 31, 2021: net deposit with Brookfield was $nil) and Brookfield Infrastructure incurred interest expense of $4 million for the year ended December 31, 2022 (2021: $3 million, 2020: $1 million).
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
Brookfield Infrastructure 269

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
270 Brookfield Infrastructure

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
Brookfield Infrastructure 271

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
However, conflicts of interest might arise between BIPC, on the one hand, and Brookfield Infrastructure, on the other hand. In order to assist BIPC in addressing such conflicts, BIPC’s board includes a non-overlapping director. John Mullen is currently serving as the non-overlapping member of BIPC’s board of directors. Mr. Mullen served on the board of directors of the General Partner since May 6, 2021 and resigned from such board of directors on August 2, 2022. If, until August 2, 2023, BIPC considers a related party transaction in which our partnership is an interested party within the meaning of MI 61-101, Mr. Mullen will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BIPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces BIPC’s ownership structure, the rationale for its formation and the economic equivalence between the BIPC exchangeable shares and units. Our group will not generally consider it a conflict for BIPC and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
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
272 Brookfield Infrastructure

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
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 1 Preferred Units, Series 3 Preferred Units, Series 9 Preferred Units and Series 11 Preferred Units are listed on the TSX under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.E” and “BIP.PR.F”, respectively. Our Series 13 Preferred Units and Series 14 Preferred Units are listed on the NYSE under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
Brookfield Infrastructure 273

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
274 Brookfield Infrastructure

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

Brookfield Infrastructure 275

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
BIPC Exchangeable LP Units and the Support and Exchange Agreement
In connection with the acquisition of all of the outstanding common shares of Inter Pipeline in the third and fourth quarter of 2021, Canadian residents had the election to receive a BIPC Exchangeable LP Unit of BIPC Exchange LP, instead of cash, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. The BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. BIPC Exchangeable LP Units are not transferable, except upon the death of a holder. Holders of BIPC Exchangeable LP Units are entitled at any time to require our partnership to purchase (directly or indirectly) any or all BIPC Exchangeable LP Units held by them and to receive in exchange one BIPC exchangeable share, plus the full amount of all declared and unpaid distributions on the BIPC Exchangeable LP Units and all distributions declared on one BIPC exchangeable share that have not yet been declared or paid on the BIPC Exchangeable LP Units (the “BIPC Distribution Amount”), if any.
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

276 Brookfield Infrastructure

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
Brookfield Infrastructure 277

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
278 Brookfield Infrastructure

Investments in the Holding LP
If and to the extent that our partnership raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Holding LP, unless otherwise agreed by our partnership and the Holding LP.
Capital Contributions
Brookfield and our General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which were distributed by Brookfield Corporation in the spin-off.
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
Brookfield Infrastructure 279

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
280 Brookfield Infrastructure

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
Brookfield Infrastructure 281

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
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

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
284 Brookfield Infrastructure

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
Brookfield Infrastructure 285

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
286 Brookfield Infrastructure

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
Brookfield Infrastructure 287

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
Transactions with Interested Parties
Our General Partner, the Service Providers and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties,” may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our units or preferred units with the same rights they would have if our General Partner was not a party to our Limited Partnership Agreement. An interested party will not be liable to account either to other interested parties or to our partnership, our partnership’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.
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
288 Brookfield Infrastructure

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
Brookfield Infrastructure 289

Indemnification; Limitations on Liability
Under our Limited Partnership Agreement, our partnership is required to indemnify to the fullest extent permitted by law our General Partner, the Service Providers and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Holding LP, a Holding Entity, operating entity or any other holding vehicle established by our partnership and any other person designated by our General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Limited Partnership Agreement, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by the independent directors of our General Partner will not constitute a breach of our Limited Partnership Agreement or any duties stated or implied by law or equity, including fiduciary duties. Our Limited Partnership Agreement requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.
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
290 Brookfield Infrastructure

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
Brookfield Infrastructure 291

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
292 Brookfield Infrastructure

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
Brookfield Infrastructure 293

Redemption-Exchange Mechanism
At any time, one or more wholly-owned subsidiaries of Brookfield Corporation that hold Redeemable Partnership Units will have the right to require the Holding LP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership’s right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership’s right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to the Holding LP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to the Holding LP’s units so redeemed will cease.
Brookfield’s aggregate limited partnership interest in our partnership would be approximately 29.8% assuming the exchange of the Redeemable Partnership Units (including the approximately 374,467 issued and outstanding units that Brookfield currently also owns). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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
294 Brookfield Infrastructure

•third, 100% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.1218, referred to as the First Distribution Threshold;
•fourth, 85% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 15% to the holder of Special General Partner Units, until each holder of a partnership unit of the Holding LP, other than a holder of a Holding LP preferred unit, has received distributions during such quarter in an amount equal to $0.1320, referred to as the Second Distribution Threshold; and
•thereafter, 75% of any available cash then remaining to the owners of the Holding LP’s partnership interests, other than holders of Holding LP preferred units, pro rata to their percentage interests, and 25% to the holder of Special General Partner Units.
On June 10, 2022, the limited partnership agreement of the Holding LP was amended on such date to reflect the impact of the Unit Split. The First Distribution Threshold was adjusted from $0.1827 to $0.1218 and the Second Distribution Threshold from $0.1980 to $0.1320.
Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.3600		$1.4400
First distribution threshold		$0.1218		$0.4872
Total units of Holding LP	771
Total first distribution			$94		$376
Distribution in excess of first distribution threshold		$0.0102		$0.0408
Total units of Holding LP	771
Second distribution to partners			$8		$32
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$9		$36
Distribution in excess of second distribution threshold		$0.2280		$0.9120
Total units Holding LP	771
Third distribution to partners			$176		$704
25% incentive distribution to the holder of Special General Partner Units			59		236
Total third distribution			$235		$940
Total distributions to partners (including incentive distributions)			$338		$1,352
Total incentive distributions to the holder of Special General Partner Units			$60		$240
Brookfield Infrastructure 295

The table below sets forth the incentive distributions for the years ended December 31, 2022, 2021 and 2020 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Incentive Distributions	$240	$206	$183
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
296 Brookfield Infrastructure

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
Brookfield Infrastructure 297

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
298 Brookfield Infrastructure

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
Brookfield Infrastructure 299

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
300 Brookfield Infrastructure

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
Brookfield Infrastructure 301

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
302 Brookfield Infrastructure

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
Brookfield Infrastructure 303

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
304 Brookfield Infrastructure

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

Brookfield Infrastructure 305

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
Each BIPC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BIPC). Our partnership may elect to satisfy its exchange obligation by acquiring such tendered BIPC exchangeable shares for an equivalent number of units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our partnership). BIPC and our partnership currently intend to satisfy any exchange requests on the BIPC exchangeable shares through the delivery of units rather than cash. We therefore expect that the market price of BIPC exchangeable shares will be impacted by the market price of the units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BIPC exchangeable shares and holders of units under the governing documents of BIPC and our partnership and applicable law, such as the right of holders of BIPC exchangeable shares to request an exchange of their BIPC exchangeable shares for an equivalent number of units or its cash equivalent (the form of payment to be determined at the election of BIPC or our partnership, as applicable) and the redemption right of BIPC. Refer to the most recently filed annual report on Form 20-F of BIPC for additional information.
Further, the BIPC exchangeable shares are held by public shareholders and Brookfield, and the class B shares and class C shares are held by our partnership. Dividends on each BIPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Our partnership’s ownership of class C shares entitles it to receive dividends as and when declared by the board of directors of BIPC. The holders of the BIPC exchangeable shares are entitled to one vote for each BIPC exchangeable share held at all meetings of BIPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BIPC are entitled to vote separately as a class or series. The holders of the class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BIPC exchangeable shares. Except as otherwise expressly provided in the notice of articles and articles of BIPC or as required by law, the holders of BIPC exchangeable shares and class B shares will vote together and not as separate classes. Holders of class C shares have no voting rights. Refer to the most recently filed annual report on Form 20-F of BIPC for additional information.
BIPC’s authorized share capital consists of (i) an unlimited number of BIPC exchangeable shares; (ii) an unlimited number of class B shares; (iii) an unlimited number of class C shares; (iv) an unlimited number of class A senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series).
As of March 14, 2023, there were approximately 110.6 million BIPC exchangeable shares, two class B shares and 2.1 million class C shares issued and outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
306 Brookfield Infrastructure

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
1.Amended and Restated Master Services Agreement, as amended from time to time, by and among the Service Recipients, Brookfield Corporation, the Service Providers and others described under Item 6.A. “Directors and Senior Management—Our Master Services Agreement”;
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
4.Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Providers and Brookfield Corporation, described under Item 7.B. “Related Party Transactions—Relationship Agreement”;
5.Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Corporation, described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;
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
Brookfield Infrastructure 307

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
15.Guarantee indenture dated March 30, 2020 among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada, in respect of certain of the Class A Preferred Units, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
16.Ninth Supplemental Indenture dated April 25, 2022 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
17.Guarantee dated April 25, 2022 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
18.Tenth Supplemental Indenture dated April 25, 2022 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
19.Guarantee dated April 25, 2022 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
308 Brookfield Infrastructure

20.Eleventh Supplemental Indenture dated November 14, 2022 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
21.Guarantee dated November 14, 2022 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
22.Twelfth Supplemental Indenture dated November 14, 2022 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
23.Guarantee dated November 14, 2022 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
24.Support Agreement, dated October 15, 2018, as amended from time to time, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under Item 10.B “Memorandum and Articles of Association — Description of Our Units, Preferred Units and Our Limited Partnership Agreement — Exchange LP Units and the Support Agreement”;
25.Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
26.Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
27.First Supplemental Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
Brookfield Infrastructure 309

28.Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. described under Item 10.B “Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement - BIPC Exchangeable LP Units and the Support and Exchange Agreement”;
29.Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources — Supplemental Financial Information — Bermuda Holdco”; and
30.First Supplemental Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”.
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
310 Brookfield Infrastructure

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity classified as a partnership entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
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
Brookfield Infrastructure 311

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
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
312 Brookfield Infrastructure

If our partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our partnership’s items of income, gain, loss, deduction, or credit would be reflected only on our partnership’s tax return rather than being passed through to our unitholders, and our partnership would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our partnership might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our partnership’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our partnership with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our partnership (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of our partnership as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Holding LP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.
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
Brookfield Infrastructure 313

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
314 Brookfield Infrastructure

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
Limits on Deductions for Losses and Expenses.    Your deduction of your allocable share of our partnership’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2029. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
Brookfield Infrastructure 315

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
316 Brookfield Infrastructure

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
Brookfield Infrastructure 317

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
318 Brookfield Infrastructure

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2023. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. We may also decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure” below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
In general, if you were treated as owning an interest in a PFIC indirectly through our partnership, then any gain on the disposition of stock of the PFIC, as well as income realized on certain “excess distributions” by the PFIC, would be treated as though realized ratably over the shorter of your holding period of our units or our partnership’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.
To mitigate the foregoing adverse tax consequences of owning an interest in a PFIC, certain elections may be available to U.S. Holders. If you were to elect to treat your share of our partnership’s interest in a PFIC as a “qualified electing fund” (“QEF Election”) for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our partnership or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our partnership) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any entity that our General Partner believes is a PFIC respect to U.S. Holders. Any such election should be made for the first year our partnership holds an interest in such entity or for the first year in which you hold our units, if later. Non-corporate U.S. Holders making QEF Elections are also subject to special rules for determining their taxable income and basis in our units for purposes of the 3.8% Medicare tax (as described above under “— Medicare Tax”).

Brookfield Infrastructure 319

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “Mark-to-Market Election”). Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that any of our existing or future Holding Entities or operating entities will qualify as PFICs that are publicly traded. Thus, the Mark-to-Market Election may not be available to a U.S. Holder with respect to its indirect ownership interest through our partnership in any PFIC.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements, and the advisability of making a QEF Election or, if applicable, a Mark-to-Market Election, with respect to any PFIC in which you are treated as owning an interest through our partnership.
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
320 Brookfield Infrastructure

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
Brookfield Infrastructure 321

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
322 Brookfield Infrastructure

In addition, if, as anticipated, our partnership is not engaged in a U.S. trade or business, the amount realized by a Non-U.S. Holder upon the disposition of our units generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax. Under Section 1446(f) of the U.S. Internal Revenue Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of an interest in a publicly traded partnership effected through a broker, the broker bears the primary responsibility for such withholding. Moreover, if Section 1446(f) of the U.S. Internal Revenue Code applies, a broker may be required to withhold 10% of the amount of a distribution exceeding a publicly traded partnership’s cumulative net income. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (1) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (2) no gain would have been effectively connected with the conduct of a trade or business in the United States.
Based on the intention of our General Partner to use commercially reasonable efforts to structure our activities to avoid the realization by our partnership of income treated as effectively connected with a U.S. trade or business, our General Partner has provided and intends to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the U.S. Internal Revenue Code applies to a Non-U.S. Holder’s sale or other disposition of our units effected through a broker or to any distributions on our units.
However, there can be no assurance that the law will not change or that the IRS will not deem our partnership to be engaged in a U.S. trade or business. If, contrary to our General Partner’s expectations, our partnership is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our partnership were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, the amount of a distribution to a Non-U.S. Holder attributable to such effectively connected income generally would be subject to withholding at the highest applicable effective tax rate. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our partnership were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from any such sale by a Non-U.S. Holder, as well as the amount of any distribution exceeding our partnership’s cumulative net income, generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the U.S. Internal Revenue Code.
Brookfield Infrastructure 323

In general, even if our partnership is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you properly certify your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our partnership as fiscally transparent, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our partnership in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.
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
324 Brookfield Infrastructure

Administrative Matters
Information Returns and Audit Procedures
We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1) which describes on a U.S. dollar basis your share of our partnership’s income, gain, loss and deduction for our preceding taxable year. Under IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. We generally expect to provide IRS Schedule K-3 (as applicable) to our unitholders, except that we generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing the foregoing U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In addition, unitholders that do not ordinarily have U.S. federal tax filing requirements will not receive a Schedule K-1 and related information unless such unitholders request it within 60 days after the close of each calendar year. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.
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
Brookfield Infrastructure 325

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
326 Brookfield Infrastructure

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
Brookfield Infrastructure 327

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
328 Brookfield Infrastructure

The Holding LP has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus, a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.
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
Brookfield Infrastructure 329

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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our partnership; (vi) if any affiliate of our partnership is, or becomes as part of a series of transactions that includes the acquisition of our units, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act), in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
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
330 Brookfield Infrastructure

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
Holders Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada (a “Canadian Holder”).
Computation of Income or Loss
Each Canadian Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct), in computing his or her income for a particular taxation year, the Canadian Holder’s share of the income (or loss) of our partnership for its fiscal year ending in, or coincidentally with, the Canadian Holder’s taxation year, whether or not any of that income is distributed to the Canadian Holder in the taxation year and regardless of whether or not our units were held throughout such year.
Brookfield Infrastructure 331

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
332 Brookfield Infrastructure

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
Brookfield Infrastructure 333

In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership’s taxation year is less than 365 days. On November 3, 2022, the Department of Finance released revised draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals, the corporation or trust would include an amount in income in respect of its share of the partnership’s excessive interest and financing expenses as opposed to the deduction of such expenses being denied at the partnership level. These Tax Proposals could apply to corporations and trusts within our group and to certain Canadian Holders in respect of their interest in our partnership. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, these Tax Proposals generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023.
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
334 Brookfield Infrastructure

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
Brookfield Infrastructure 335

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
336 Brookfield Infrastructure

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
Brookfield Infrastructure 337

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
338 Brookfield Infrastructure

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
Brookfield Infrastructure 339

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Our General Partner does not expect these rules to apply to any disposition of our units. A Canadian Holder that is throughout the relevant taxation year a “Canadian—controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals. Canadian Holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” as of the date hereof for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as applicable; (i) deals at arm’s-length with our partnership for the purposes of the Tax Act; and (ii) does not have a “significant interest” for purposes of the prohibited investment rules in our partnership. Canadian Holders who hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold the units in connection with a business carried on in Canada (a “Non-Canadian Holder”).
340 Brookfield Infrastructure

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
Brookfield Infrastructure 341

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
The discussion is primarily intended for Australian Holders who hold their interest in our partnership on capital account. Different outcomes will potentially arise for Australian Holders who are investing on revenue account or who are subject to the application of the Taxation of Financial Arrangement (TOFA) provisions. Those Australian Holders should seek professional taxation advice in relation to their interest in our partnership. In addition, it is assumed that no Australian Holder has a 10% or greater interest in our partnership.
The summary of the Australian income tax implications set out below is based on established judicial and administrative interpretations of the Income Tax Assessment Act 1997 (Cth) (“ITAA 1997”), the Income Tax Assessment Act 1936 (Cth) (“ITAA 1936”) and the Taxation Administration Act 1953 (Cth) (“Administration Act”) as at the date of this annual report on Form 20-F.
342 Brookfield Infrastructure

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
For completeness, on the basis that no Australian Holder has a 10% or greater interest in our partnership, Australian Holders should not be subject to income tax on an accruals basis under the Controlled Foreign Company rules. In addition, Australian Holders should also not be eligible to apply the dividend participation exemption to treat any dividends declared by our partnership as non-assessable, or to apply the disposal participation exemption provisions by performing an active foreign business asset percentage calculation to reduce a capital gain realized on the disposal of an interest in a foreign company.
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
Brookfield Infrastructure 343

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
344 Brookfield Infrastructure

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
Australian tax resident individuals
Distributions received by Australian tax resident individuals should in most cases be included in their Australian assessable income. Australian Holders should be entitled to an Australian foreign income tax offset which reduces the Australian tax payable on assessable dividends by an amount of any foreign income tax withheld by our partnership, up to the amount of Australian tax payable.
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
Brookfield Infrastructure 345

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
346 Brookfield Infrastructure

Where the proceeds received are in foreign currency (e.g. US$ or C$), these should be converted into A$ at the daily average exchange rate for the day of the sale (the date the sale contract is entered into). The ATO publish daily average exchange rates on their website (www.ato.gov.au). This may be a different amount than the A$ cash an Australian Holder ultimately receives.
Accordingly, there may be a foreign exchange gain or loss if there are any fluctuations in the exchange rate between the date of the sale contract and the date payment is received by the Australian Holders. To the extent payment is received within 12 months of the date of disposal (the date the sale contract is entered into) of the units any such foreign exchange realization gains or losses will be capital in nature and subject to the CGT provisions (i.e. included in the overall gain or loss on the disposal of the units).
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
Brookfield Infrastructure 347

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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT NON-PRODUCT RELATED MARKET RISK
See the information contained in this annual report on Form 20-F under Item 5.B “Liquidity and Capital Resources—Other Market Risks”, Item 5.B “Liquidity and Capital Resources—Foreign Currency Hedging Strategy” and Item 18 “Financial Statements” (Note 8, “Fair Value of Financial Instruments”, Note 35, “Derivative Financial Instruments” and Note 36, “Financial Risk Management”).
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.
348 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and the Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Brookfield Infrastructure 349

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
Our General Partner has adopted a Code of Conduct and Ethics (“Code”) that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code is periodically updated and we have posted a copy of the current Code on our website at https://bip.brookfield.com/corporate-governance/governance-documents.
350 Brookfield Infrastructure

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP (PCAOB ID No. 1208), to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2022(1)		2021(2)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(3)	$12,425	91%	$13,811	91%
Audit-related fees(4)	384	3%	1,346	9%
Tax fees(5)	47	—%	50	—%
All other fees(6)	862	6%	8	—%
Total	$13,718	100%	$15,215	100%

(1)Fees in 2022 include $1.7 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(2)Fees in 2021 include $1.8 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
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
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our partnership may from time-to-time, subject to applicable law, purchase our units or preferred units for cancellation in the open market, provided that any necessary approval has been obtained. Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.
In November 2022, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 5% of our units, representing approximately 22,914,157 of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 97,371 units on the TSX during any trading day.
Brookfield Infrastructure 351

The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,586 Series 3 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,000 Series 1 Preferred Units, 1,000 Series 3 Preferred Units, 1,219 Series 9 Preferred Units and 1,020 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on December 1, 2022 and will terminate on November 30, 2023 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
In the year ended December 31, 2022, we did not repurchase any units or Class A Preferred Units under our normal course issuer bid.
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
352 Brookfield Infrastructure

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

Brookfield Infrastructure 353

4.7
Sixth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated January 21, 2021-incorporated by reference to Exhibit 3.2 to our partnership’s Form 6-K filed January 21, 2021.

4.8
Seventh Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated May 24, 2021-incorporated by reference to Exhibit 10.1 to our partnership’s Form 6-K filed May 24, 2021

4.9
Amended and Restated Master Services Agreement, dated March 13, 2015, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.10
First Amendment, dated as of March 31, 2020, to the Amended and Restated Master Services Agreement, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), the Service Recipients and the Service Providers-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed April 2, 2020.

4.11
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others-incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20‑F filed March 28, 2014.

4.12
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation)-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

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

354 Brookfield Infrastructure

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

4.26
Ninth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed April 25, 2022.

4.27
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 25, 2022.

4.28
Tenth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed April 25, 2022.

4.29
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed April 25, 2022.

4.30
Eleventh Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed November 14, 2022.

4.31
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed November 14, 2022.

4.32
Twelfth Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed November 14, 2022.

Brookfield Infrastructure 355

4.33
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed November 14, 2022.

4.34
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

4.35
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

4.36
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

4.37
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

4.38
Support Agreement dated August 20, 2021, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.-incorporated by reference to Exhibit 4.30 to our partnership’s Annual Report on Form 20-F filed March 9, 2022.

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
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of its audit reports on the consolidated financial statements of Brookfield Infrastructure Partners L.P. into the Registration Statements on Form F-3 Nos. 333-270363, 333-262098, 333-255051-01, 333-249031, 333-235653, 333-232256 and 333-167860.*

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
356 Brookfield Infrastructure

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
Brookfield Infrastructure 357

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 17, 2023	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

358 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2022
and 2021 and for the years ended December 31, 2022, 2021 and 2020	F-7
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2022 and 2021, the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2023 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

Brookfield Infrastructure F-3

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
March 17, 2023

We have served as the Partnership’s auditor since 2007.
F-4 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership") as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Partnership and our report dated March 17, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion
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
Brookfield Infrastructure F-5

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 17, 2023

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2022	As of December 31, 2021
Assets
Cash and cash equivalents	8, 9	$1,279	$1,406
Financial assets	8, 10	1,392	740
Accounts receivable and other	8, 11	2,628	2,204
Inventory	12	531	400
Assets classified as held for sale	6, 13	856	146
Current assets		6,686	4,896
Property, plant and equipment	14	37,291	38,655
Intangible assets	15	11,822	14,214
Investments in associates and joint ventures	13	5,325	4,725
Investment properties	17	700	655
Goodwill	16	8,789	8,979
Financial assets	8, 10	721	536
Other assets	11	1,524	1,141
Deferred income tax asset	27	111	160
Total assets		$72,969	$73,961
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	8, 18	4,478	4,019
Corporate borrowings	8, 20, 21	464	431
Non-recourse borrowings	8, 20	2,567	2,701
Financial liabilities	8, 19	390	1,510
Liabilities directly associated with assets classified as held for sale	6	478	—
Current liabilities		8,377	8,661
Corporate borrowings	8, 20, 21	3,202	2,288
Non-recourse borrowings	8, 20	24,000	23,833
Financial liabilities	8, 19	1,677	1,730
Other liabilities	18	4,164	5,027
Deferred income tax liability	27	5,975	6,011
Preferred shares	8, 22	20	20
Total liabilities		47,415	47,570
Partnership capital
Limited partners	28	5,372	5,702
General partner	28	27	31
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	2,263	2,408
BIPC exchangeable shares	28	1,289	1,369
Exchangeable units(1)	28	72	85
Perpetual subordinated notes	28	293	—
Interest of others in operating subsidiaries		15,320	15,658
Preferred unitholders	28	918	1,138
Total partnership capital		25,554	26,391
Total liabilities and partnership capital		$72,969	$73,961

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2022	2021	2020
Revenues	4	$14,427	$11,537	$8,885
Direct operating costs	14, 15, 24	(10,510)	(8,247)	(6,548)
General and administrative expenses		(433)	(406)	(312)
		3,484	2,884	2,025
Interest expense	23	(1,855)	(1,468)	(1,179)
Share of earnings from investments in associates and joint ventures	13	12	88	131
Mark-to-market on hedging items	8	202	80	(16)
Other income	5	92	1,749	234
Income before income tax		1,935	3,333	1,195
Income tax expense
Current	27	(474)	(374)	(237)
Deferred	27	(86)	(240)	(54)
Net income		$1,375	$2,719	$904

Attributable to:
Limited partners		$101	$556	$141
General partner		240	210	183
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		42	229	55
BIPC exchangeable shares		24	95	14
Exchangeable units(1)		—	3	1
Interest of others in operating subsidiaries		968	1,626	510
Basic and diluted income per unit attributable to(2):
Limited partners	28	$0.14	$1.16	$0.23

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(2)Basic and diluted income per limited partner unit have been retroactively adjusted to reflect the impact of the special distribution and the unit split. Refer to Note 1, Organization and Description of the Business, for further details.

F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2022	2021	2020
Net income		$1,375	$2,719	$904
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus	14	406	252	786
Marketable securities	8	—	153	59
Unrealized actuarial gains (losses)		160	170	(157)
Taxes on the above items	27	(152)	(197)	(188)
Share of income from investments in associates and joint ventures	13	89	96	98
		503	474	598

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(1,365)	(513)	(516)
Cash flow hedge	8	547	293	(104)
Net investment hedge	8	229	2	(12)
Taxes on the above items	27	(162)	(63)	63
Share of income (losses) from investments in associates and joint ventures	13	396	67	(91)
		(355)	(214)	(660)
Total other comprehensive income (loss)		148	260	(62)
Comprehensive income		$1,523	$2,979	$842

Attributable to:
Limited partners	29	$338	$694	$130
General partner	29	240	210	182
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	29	149	287	48
BIPC exchangeable shares	29	84	125	101
Exchangeable units(1)	29	2	4	1
Interest of others in operating subsidiaries		710	1,659	380

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(5)	Non-controlling interest— in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2022	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$—	$1,138	$26,391
Net income	—	101	—	—	101	240	42	24	—	968	—	—	1,375
Other comprehensive income (loss)	—	—	—	237	237	—	107	60	2	(258)	—	—	148
Comprehensive income	—	101	—	237	338	240	149	84	2	710	—	—	1,523
Unit issuance(2)	13	—	—	—	13	—	—	—	—	—	—	—	13
Partnership distributions(3)	—	(660)	—	—	(660)	(244)	(277)	(160)	(11)	—	—	—	(1,352)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(19)	(9)	—	—	—	—	(66)
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	(494)	—	—	(494)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(751)	—	—	(751)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items(1),(2)	5	79	26	(79)	31	—	11	5	(4)	197	—	—	240
Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554

(1)Refer to Note 29, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 28, Partnership Capital.
(3)Refer to Note 30, Distributions.
(4)Refer to Note 5, Disposition of Businesses.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2021	5,526	(2,285)	540	452	4,233	19	1,687	638	12	13,954	1,130	21,673
Net income	—	556	—	—	556	210	229	95	3	1,626	—	2,719
Other comprehensive income	—	—	—	138	138	—	58	30	1	33	—	260
Comprehensive income	—	556	—	138	694	210	287	125	4	1,659	—	2,979
Unit issuance(2)	545	—	—	—	545	—	400	1,770	259	—	—	2,974
Partnership distributions(3)	—	(608)	—	—	(608)	(209)	(251)	(115)	(7)	—	—	(1,190)
Partnership preferred distributions(3)	—	(41)	—	—	(41)	—	(18)	(8)	—	—	—	(67)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	2,707	—	2,707
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(1,340)	—	(1,340)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(955)	—	(955)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	(939)	—	(939)
Preferred units redeemed(2)	—	(13)	—	—	(13)	—	(5)	(2)	—	—	(186)	(206)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	194	194
Other items(1),(2),(4)	3	266	890	(267)	892	11	308	(1,039)	(183)	572	—	561
Balance as at December 31, 2021	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$1,138	$26,391

(1)Refer to Note 29, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 28, Partnership Capital.
(3)Refer to Note 30, Distributions.
(4)Refer to Note 7, Acquisition of Businesses
(5)Refer to Note 5, Disposition of Businesses.
(6)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchange LP Units	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at January 1, 2020	5,495	(1,430)	510	473	5,048	24	2,039	—	18	14,113	935	22,177
Net income	—	141	—	—	141	183	55	14	1	510		904
Other comprehensive (loss) income	—	—	—	(11)	(11)	(1)	(7)	87	—	(130)	—	(62)
Comprehensive income	—	141	—	(11)	130	182	48	101	1	380	—	842
Unit issuance(2)	9	—	—	—	9	—	—	—	—	—	—	9
Partnership distributions(3)	—	(588)	—	—	(588)	(185)	(240)	(66)	(4)	—	—	(1,083)
Partnership preferred distributions(3)	—	(35)	—	—	(35)	—	(13)	(3)	—	—	—	(51)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	1,880	—	1,880
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(1,078)	—	(1,078)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	63	—	63
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,278)	—	(1,278)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	(107)	—	(107)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	195	195
Issuance of BIPC exchangeable shares(2),(6)	—	(398)	(61)	18	(441)	(2)	(183)	626	—	—	—	—
Other items(1),(4)	22	25	91	(28)	110	—	36	(20)	(3)	(19)	—	104
Balance as at December 31, 2020	$5,526	$(2,285)	$540	$452	$4,233	$19	$1,687	$638	$12	$13,954	$1,130	$21,673

(1)Refer to Note 29, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 28, Partnership Capital.
(3)Refer to Note 30, Distributions.
(4)Refer to Note 7, Acquisition of Businesses
(5)Refer to Note 5, Disposition of Businesses.
(6)Refer to Note 1, Organization and Description of the Business.

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2022	2021	2020
Operating Activities
Net income		$1,375	$2,719	$904
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	563	69	36
Depreciation and amortization expense	13, 14	2,158	2,036	1,705
Mark-to-market on hedging items, provisions and other	5	(147)	(1,768)	51
Deferred income tax expense	27	86	240	54
Changes in non-cash working capital, net	38	(904)	(524)	(220)
Cash from operating activities		3,131	2,772	2,530

Investing Activities
Acquisition of subsidiaries, net of cash acquired	7	(479)	(2,923)	(3,405)
Disposal of subsidiaries and assets held for sale, net of cash disposed		198	3,284	745
Investments in associates and joint ventures	13	(864)	—	(369)
Disposal of investments in associates and joint ventures	13	275	412	—
Purchase of long lived assets	14, 15, 17	(2,775)	(2,067)	(1,472)
Disposal of long lived assets	14, 15, 17	41	85	46
Purchase of financial assets		(659)	(1,324)	(1,170)
Sale of financial assets		720	1,341	933
Net settlement of foreign exchange hedging items		178	19	83
Cash used by investing activities		(3,365)	(1,173)	(4,609)

Financing Activities
Distributions to general partner	30	(244)	(209)	(185)
Distributions to other unitholders	30	(1,174)	(1,048)	(949)
Subsidiary distributions to non-controlling interest		(751)	(955)	(1,278)
Capital provided by non-controlling interest	7	293	3,071	3,091
Capital provided to non-controlling interest	7	—	(1,560)	(828)
Disposal of partial interest to non-controlling interest, net of taxes.	5	—	—	168
Acquisition of partial interest from non-controlling interest	6	—	(1,399)	(150)
Net proceeds from commercial paper program	20	33	431	—
Deposit (repaid to) received from parent		—	(545)	545
Proceeds from corporate borrowings	20	995	244	657
Repayment of corporate borrowings	20	—	—	(339)
Proceeds from corporate credit facility	20	3,225	5,928	3,183
Repayment of corporate credit facility	20	(3,129)	(7,059)	(2,872)
Proceeds from non-recourse borrowings	20	8,885	16,510	5,196
Repayment of non-recourse borrowings	20	(6,392)	(14,499)	(4,077)
Settlement of deferred consideration	19	(1,224)	(191)	—
Net preferred units (redeemed) issued	28	(243)	(12)	195
Partnership units issued, net of costs and repurchases	28	13	1,073	9
Lease liability repaid		(233)	(272)	(240)
Other financing activity	7	2	(503)	—
Cash from (used by) financing activities		56	(995)	2,126

Cash and cash equivalents
Change during the year		(178)	604	47
Impact of foreign exchange on cash		88	(65)	(7)
Cash reclassified as held for sale		(37)	—	—
Balance, beginning of year		1,406	867	827
Balance, end of year		$1,279	$1,406	$867
Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a) Brookfield Infrastructure Partners L.P.
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B,” “BIP.PR.E,” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B,” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
In these notes to the consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units,” “Series 1 Preferred Units,” “Series 3 Preferred Units,” “Series 9 Preferred Units,” “Series 11 Preferred Units,” “Series 13 Preferred Units,” and “Series 14 Preferred Units” are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 1, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, and cumulative Class A preferred limited partnership units, Series 14, in our partnership, respectively.

F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
ii) Basic and diluted income per unit
The special distribution resulted in the issuance of approximately 69.5 million exchangeable shares. Historical per unit/share disclosures have been retroactively adjusted to effect for the special distribution.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units as a result of the splits.
Brookfield Infrastructure F-15

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s wholly-owned subsidiaries as of December 31, 2022 and 2021:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2022	2021
Transport
Australian rail operation	Arc Infrastructure WA Pty Ltd	Australia	100	100
The following table presents details of non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2022	2021	2022	2021
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1),(2)	Brazil	31	31	92	92
Colombian natural gas distribution operation	Vanti S.A. ESP(1)	Colombia	21	21	75	75
Brazilian electricity transmission operation	Odoya Transmissora de Energia S.A., Esperanza Transmissora de Energia S.A., Jose Maria de Macedo de Eletricidade S.A, Giovanni Sanguinetti Transmissora de Energia S.A. & Veredas Transmissora de Eletricidade S.A.(1),(2),(3)	Brazil	—	31	—	100
European residential infrastructure operation	Thermondo GmbH(2)	Germany	11	11	51	51
North American residential energy infrastructure operation	Enercare Inc.(1)	Canada	26	30	100	100
Indian gas transmission operation	Pipeline Infrastructure Ltd.(1)	India	21	23	75	80
U.K. residential infrastructure business	BOXT Limited(1),(2)	U.K.	15	15	60	60
Transport
North American rail operation	Genesee & Wyoming Inc.(1)	U.S.	9	9	72	72
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	67	67
Indian toll roads	BIF India Holdings Pte Ltd(1)	Singapore	40	40	93	93
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Indian toll roads	Simhapuri Expressway Limited(1),(4)	India	29	29	95	93
Indian toll roads	Rayalseema Expressway Private Limited(1),(4)	India	29	26	95	84
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2022	2021	2022	2021
Midstream
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
North American gas storage operation	Lodi Gas Storage LLC(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(1),(2)	Canada	56	59	100	100
Western Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1)	Canada	29	29	100	100
Data
U.S. data center operation	Dawn Acquisitions LLC(1)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1)	Australia	29	29	100	100
Indian telecom towers operation	Summit Digitel Infrastructure Private Limited(1),(2)	India	17	17	62	62
Indian telecom towers operation	Crest Digitel Private Limited(1),(2)	India	17	—	62	—
U.K. telecom towers operation	WIG Holdings I Limited(1)	U.K.	24	24	98	98
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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
(2)See Note 7, Acquisition of Businesses, for further details.
(3)See Note 5, Disposition of Businesses, for further details.
(4)See Note 6, Assets and Liabilities Classified as Held for Sale, for further details.

F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 3.  SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 17, 2023.
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
Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-20 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Brookfield Infrastructure F-21

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Midstream
Revenue from midstream infrastructure consists primarily of midstream and storage services. Natural gas midstream services revenue consists of a single performance obligation and is recognized over time as services are rendered, based primarily on volume throughput or contracted capacity. Revenue associated with the sale of raw materials consists of a single performance obligation and is recognized upon delivery. Gas storage revenues contain both a capacity charge and a variable charge, however the associated services are highly interdependent and represent a single performance obligation that is satisfied over time as the services are provided. The payment terms for all of our businesses in the midstream segment require payment upon completion of the underlying service within a given period.
Brookfield Infrastructure F-25

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Brookfield Infrastructure F-27

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
F-28 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Brookfield Infrastructure F-29

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
(ii)Financial instruments
Brookfield Infrastructure’s accounting policies relating to derivative financial instruments are described in Note 3(n), Financial Instruments and Hedge Accounting. The significant judgments inherent in these policies relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of our partnership and counterparty; estimated future cash flows; and discount rates.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

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
Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.
Brookfield Infrastructure F-31

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Amendments to IAS 1 – Making Materiality Judgements - Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.
F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. To measure performance, among other measures, we focus on net income as well as FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,872	$2,431	$1,661	$607	$—	$6,571	$(2,470)	$10,326	$14,427
Costs attributed to revenues(3)	(771)	(1,349)	(724)	(262)	—	(3,106)	1,241	(6,487)	(8,352)
General and administrative costs	—	—	—	—	(433)	(433)	—	—	(433)
Other (expense) income	(86)	(6)	(3)	7	134	46	29	(313)	(238)
Interest expense	(276)	(282)	(191)	(113)	(129)	(991)	314	(1,178)	(1,855)
FFO	739	794	743	239	(428)	2,087
Depreciation and amortization						(1,282)	507	(1,383)	(2,158)
Deferred taxes						(113)	(15)	42	(86)
Mark-to-market on hedging items and other						(285)	382	(39)	58
Share of earnings from associates						—	12	—	12
Net income attributable to non-controlling interest						—	—	(968)	(968)
Net income attributable to partnership(4)						$407	$—	$—	$407
Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,623	$2,062	$990	$606	$—	$5,281	$(1,976)	$8,232	$11,537
Costs attributed to revenues(3)	(681)	(1,094)	(378)	(271)	—	(2,424)	964	(4,751)	(6,211)
General and administrative costs	—	—	—	—	(406)	(406)	—	—	(406)
Other (expense) income	(64)	(8)	(4)	7	106	37	9	(256)	(210)
Interest expense	(173)	(259)	(116)	(104)	(103)	(755)	258	(971)	(1,468)
FFO	705	701	492	238	(403)	1,733
Depreciation and amortization						(1,144)	480	(1,372)	(2,036)
Deferred taxes						(168)	(10)	(62)	(240)
Mark-to-market on hedging items and other						672	187	806	1,665
Share of earnings from associates						—	88	—	88
Net income attributable to non-controlling interest						—	—	(1,626)	(1,626)
Net income attributable to partnership(4)						$1,093	$—	$—	$1,093

FOR THE YEAR ENDED DECEMBER 31, 2020 US$ MILLIONS	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)

	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,434	$1,573	$572	$519	$—	$4,098	$(1,379)	$6,166	$8,885
Costs attributed to revenues(3)	(580)	(767)	(193)	(253)	—	(1,793)	600	(3,650)	(4,843)
General and administrative costs	—	—	—	—	(312)	(312)	—	—	(312)
Other (expense) income	(43)	(2)	3	(1)	127	84	17	(188)	(87)
Interest expense	(152)	(214)	(93)	(69)	(95)	(623)	177	(733)	(1,179)
FFO	659	590	289	196	(280)	1,454
Depreciation and amortization						(1,034)	471	(1,142)	(1,705)
Deferred taxes						3	(65)	8	(54)
Mark-to-market on hedging items and other						(29)	48	49	68
Share of losses from associates						—	131	—	131
Net income attributable to non-controlling interest						—	—	(510)	(510)
Net income attributable to partnership(4)						$394	$—	$—	$394

(1)The above table reconciles Brookfield Infrastructure’s share of results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Revenues on a consolidated basis were $5,238 million (2021: $4,622 million, 2020: $4,083 million) from our utilities segment, $3,533 million (2021: $3,497 million, 2020: $3,449 million) from our transport segment, $3,957 million (2021: $1,829 million, 2020: $643 million) from our midstream segment and $1,699 million (2021: $1,589 million, 2020: $710 million) from our data segment.
(3)Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 24, Direct Operating Costs, for further details.
(4)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$7,337	$8,333	$9,747	$4,002	$(1,208)	$28,211	$(5,434)	$41,327	$8,865	$72,969

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$6,184	$8,601	$10,378	$3,405	$(1,471)	$27,097	$(4,825)	$42,415	$9,274	$73,961

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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2022	2021	2020
Canada	$4,438	$2,423	$1,461
United States	2,840	2,644	2,279
India	1,878	1,717	740
United Kingdom	1,604	1,511	1,305
Brazil	1,538	1,164	981
Colombia	900	862	799
Australia	666	617	916
New Zealand	112	121	85
Peru	111	96	81
Chile	—	138	117
Other	340	244	121
	$14,427	$11,537	$8,885
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty with only one customer making up greater than 10% of our partnership’s consolidated revenues. For the year ended December 31, 2022, revenue generated from this customer within the utilities and data segment was $1,501 million (2021: $1,405 million, 2020: $477 million). Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
Non-current assets

US$ MILLIONS	2022	2021
Canada	$22,711	$23,324
United States	13,384	12,382
India	9,269	10,836
United Kingdom	8,092	8,831
Brazil	4,476	5,840
Australia	4,290	3,688
Europe	1,351	1,467
Peru	1,202	1,132
Colombia	989	1,061
New Zealand	338	287
Other	181	217
	$66,283	$69,065
F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2022
a) Disposition of our Brazilian electricity transmission operation
On November 30, 2022, Brookfield Infrastructure completed the sale of its approximate 31% interest in five Brazilian electricity transmission concessions. The sale resulted in net proceeds of approximately $250 million. Our partnership recognized a gain of approximately $40 million in Other income on the Consolidated Statement of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements of $9 million were reclassified from accumulated other comprehensive income to Other income on the Consolidated Statements of Operating Results.
Dispositions Completed in 2021
a) Disposition of our Chilean toll road operation
On November 16, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “AVN consortium”) completed the sale of its 17% interest in our Chilean toll road business (AVN consortium total of approximately 34%). The sale resulted in net proceeds of approximately $165 million (AVN consortium total of approximately $315 million). Our partnership recognized a gain of approximately $140 million (AVN consortium total of $270 million) in Other income on the Consolidated Statements of Operating Results. The partnership’s share of losses relating to previous foreign exchange movements and hedges of $8 million were reclassified from accumulated other comprehensive income to Other income on the Consolidated Statements of Operating Results.
b) Disposition of our U.S. district energy operation
On July 16, 2021, Brookfield Infrastructure completed the sale of its 40% interest in our U.S. district energy operation. The sale resulted in net proceeds of approximately $555 million. Our partnership recognized a gain of approximately $425 million in Other income on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $150 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
c) Disposition of our Canadian district energy operation
On June 7, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “Enwave Canada consortium”) completed the sale of its 25% interest in our Canadian district energy operation. The sale resulted in net proceeds of approximately $450 million (Enwave Canada consortium total of approximately $1.8 billion). Our partnership recognized a gain of approximately $295 million (Enwave Canada consortium total of approximately $1.2 billion) in Other income on the Consolidated Statements of Operating Results. The partnership’s share of accumulated revaluation surplus of $124 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $9 million were reclassified from accumulated other comprehensive income to Other income on the Consolidated Statements of Operating Results.
Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

d) Disposition of our U.K. regulated distribution business’s portfolio of smart meters
On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million. After the repayment of debt and working capital requirements at the business, our partnership received net proceeds of approximately $340 million. The business recognized a gain of approximately $195 million in Other income on the Consolidated Statements of Operating Results, of which approximately $155 million is attributable to our partnership. The partnership’s share of accumulated revaluation surplus of $142 million was reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. The partnership’s share of net gains relating to previous foreign exchange movements and hedges of $12 million were reclassified from accumulated other comprehensive income to Other income on the Consolidated Statements of Operating Results.
NOTE 6.  ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In June 2022, Brookfield Infrastructure, alongside institutional partners, agreed to the sale of its Indian toll road operations for total net proceeds of approximately $0.2 billion (Indian toll road consortium of approximately $0.6 billion). As a result, these assets and liabilities of the business were classified as held for sale as at December 31, 2022. In addition, a subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. As a result, our net investment in the port, which was previously presented as investments in associates, has been classified as held for sale.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	December 31, 2022
Assets
Cash and cash equivalents	$37
Accounts receivable and other current assets	33
Current assets	70
Property, plant and equipment	4
Investment in associates(1)	138
Intangible assets	582
Goodwill and other non-current assets	62
Total assets classified as held for sale	$856

Liabilities
Accounts payable and other liabilities	$81
Deferred income tax liability	3
Non-recourse borrowings	394
Total liabilities associated with assets held for sale	478
Net assets classified as held for sale	$378

1. Refer to Note 13, Investments in Associates and Joint Ventures, for further details
F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 7.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2022
a) Individually insignificant business combinations
During the year, Brookfield Infrastructure, through its subsidiaries acquired a 17% interest in an Indian telecommunications business for approximately $30 million (consolidated total of approximately $165 million for a 100% interest), a 30% interest in five North American residential infrastructure businesses for approximately $90 million (consolidated total of approximately $315 million for a 100% interest), and an approximately 24% interest in a U.K. telecom tower portfolio for approximately $40 million (consolidated total of approximately $160 million for a 100% interest).
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2022:

US$ MILLIONS
Cash	$123
Equity consideration(1)	21
Contingent consideration	17
Total consideration	$161
(1) As part of our consideration, we issued shares of a subsidiary which are compound financial instruments.
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$6
Accounts receivable and other	24
Property, plant and equipment	161
Intangible assets	302
Goodwill	278
Accounts payable and other liabilities	(54)
Non-recourse borrowings	(51)
Deferred income tax liabilities	(18)
Net assets acquired before non-controlling interest	648
Non-controlling interest(2)	(487)
Net assets acquired	$161
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
Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Supplemental Information
Had the individually insignificant acquisitions been effective January 1, 2022, the revenue and net income of Brookfield Infrastructure would have increased by approximately $81 million (unaudited) and $27 million (unaudited), respectively, for the year ended December 31, 2022.
In determining the pro-forma revenue and net income attributable to our partnership, management has:
•Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements; and
•Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Consideration Transferred:

US$ MILLIONS
Cash	$56
Pre-existing interest in the businesses	92
Total consideration	$148
Fair value of assets and liabilities acquired as of the date of acquisitions:

US$ MILLIONS
Cash and cash equivalents	$70
Accounts receivable and other	13
Intangible assets	1,094
Goodwill	44
Accounts payable and other liabilities	(99)
Non-recourse borrowings	(481)
Deferred income tax liabilities	(152)
Net assets acquired before non-controlling interest	489
Non-controlling interest(1)	(341)
Net assets acquired	$148

(1)Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b) Acquisition of a Canadian diversified midstream operation
On August 20, 2021, Brookfield Infrastructure, alongside institutional partners (collectively, the “IPL consortium”) acquired an effective 41% interest (IPL consortium total of 69%) in IPL for total consideration of approximately $2.8 billion (IPL consortium total of approximately $4.7 billion). The acquisition was funded through cash provided by the partnership of $0.8 billion (IPL consortium total of $1.9 billion), $0.2 billion of BIPC exchangeable LP units, $1.1 billion of BIPC exchangeable shares and $0.5 billion (IPL consortium total of $0.9 billion) of asset level debt raised on closing. In addition, Brookfield Infrastructure had an existing 3% interest in IPL (IPL consortium total - 10%) valued at $0.2 billion prior to the acquisition (IPL consortium total of $0.6 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 20, 2021. Acquisition costs of approximately $65 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.
Consideration Transferred:

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

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Fair value of assets and liabilities acquired as of August 20, 2021:

US$ MILLIONS
Cash and cash equivalents	$121
Accounts receivable and other	440
Property, plant and equipment	9,864
Intangible assets	2,570
Goodwill	2,096
Accounts payable and other liabilities	(700)
Lease liabilities	(226)
Non-recourse borrowings	(6,185)
IPL shares held by public shareholders(1)	(2,086)
Deferred income tax liabilities	(1,229)
Net assets acquired before non-controlling interest	4,665
Non-controlling interest(2)	(1,899)
Net assets acquired	$2,766

(1)IPL shares held by public shareholders represent the 31% interest in IPL not yet acquired by Brookfield as of August 20, 2021. The interest is classified as liability on acquisition due to the mandatory extension of Brookfield’s offer to acquire the remaining interest in IPL. The mandatory extension expired on September 3, 2021 and the remaining $1.6 billion interest was reclassified to non-controlling interest thereafter.
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
On October 28, 2021, Brookfield Infrastructure, alongside institutional partners, acquired an additional 14% interest (IPL consortium total of 24%) in IPL for total consideration of $0.9 billion (IPL consortium of $1.6 billion). The acquisition was funded through cash provided by the partnership of approximately $0.4 billion (IPL consortium total of approximately $1.1 billion) and $0.5 billion of BIPC exchangeable shares and BIPC exchangeable LP units. Subsequent to the acquisition, our partnership’s ownership of the business is 59% (IPL consortium total of 100%). As a result of the carrying value of non-controlling interests exceeding the purchase price, a gain of approximately $30 million was recognized directly in ownership changes and recorded within Other items on the Consolidated Statements of Partnership Capital.
For the year ended December 31, 2021, our Canadian diversified midstream operation contributed revenues of $906 million and net income of $59 million.
Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
d) Individually insignificant business combinations
In 2021, Brookfield and its institutional partners (the “acquisition consortiums”) acquired a 26% interest in an Australian port operation for approximately $15 million (acquisition consortium total of approximately $50 million for a 100% interest), a 11% interest in a European residential infrastructure operation for approximately $20 million (acquisition consortium total of approximately $165 million for a 100% interest), a 15% interest in a U.K. residential infrastructure operation for approximately $20 million (acquisition consortium total of approximately $125 million for a 100% interest), a 30% interest in a North American residential infrastructure operation for approximately $25 million (acquisition consortium total of $90 million for a 100% interest), a 29% interest in a North American data center operation for approximately $5 million (acquisition consortium total of approximately $25 million for a 100% interest), and a 9% interest in a North American rail operation for approximately $1 million (acquisition consortium total of approximately $10 million for a 100% interest).
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2022:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,279	$1,279
Accounts receivable and other	—	—	3,475	3,475
Financial assets (current and non-current)(1)	2,012	46	55	2,113
Total	$2,012	$46	$4,809	$6,867

Financial liabilities
Corporate borrowings	$—	$—	$3,666	$3,666
Non-recourse borrowings (current and non-current)	—	—	26,567	26,567
Accounts payable and other	—	—	3,634	3,634
Financial liabilities (current and non-current)(1)	362	—	1,705	2,067
Lease liabilities	—	—	3,421	3,421
Preferred shares(2)	—	—	20	20
Total	$362	$—	$39,013	$39,375

(1)Derivative instruments which are elected for hedge accounting totaling $789 million are included in financial assets and $139 million of derivative instruments are included in financial liabilities.
(2)    $20 million of preferred shares issued to subsidiaries of Brookfield.
Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2022 and December 31, 2021:

	Dec. 31, 2022		Dec. 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,279	$1,279	$1,406	$1,406
Accounts receivable and other	3,475	3,475	2,718	2,718
Financial assets (current and non-current)	2,113	2,113	1,276	1,276
Total	$6,867	$6,867	$5,400	$5,400
F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Dec. 31, 2022		Dec. 31, 2021
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$3,666	$3,406	$2,719	$2,805
Non-recourse borrowings (current and non-current)(2)	26,567	25,958	26,534	26,769
Accounts payable and other	3,634	3,634	3,392	3,392
Financial liabilities (current and non-current)	2,067	2,067	3,240	3,240
Preferred shares(3)	20	20	20	20
Total	$35,954	$35,085	$35,905	$36,226

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
(3)$20 million of preferred shares issued to subsidiaries of Brookfield.
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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2022, pre-tax net unrealized gains of $547 million (2021: gains of $293 million, 2020: losses of $104 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2022, there was a net derivative asset balance of $645 million relating to derivative contracts designated as cash flow hedges (2021: asset balance of $101 million).
Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2022, gains of $229 million (2021: gains of $2 million, 2020: losses of $12 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure received $178 million (2021: paid $19 million, 2020: received $83 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2022, there was a net unrealized derivative asset balance of $5 million relating to derivative contracts designated as net investment hedges (2021: net unrealized derivative liability balance of $31 million).
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2022	Dec. 31, 2021
Highly liquid securities	Level 1(1)	$108	$179
Foreign currency forward contracts	Level 2(2)
Financial asset		$159	$104
Financial liability		37	98
Interest rate swaps & other	Level 2(2)
Financial asset		$1,005	$882
Financial liability		233	307
Other contracts	Level 3(3)
Financial asset		$786	$6
Financial liability		92	96

(1)Valuation technique: Quoted bid prices in an active market.
(2)Valuation technique: Discounted cash flow. Future cash flows are estimated based on observable forward exchange and interest rates at the end of the reporting period, and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
(3)Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
During the year, Brookfield Infrastructure transferred the fair value measurements on financial assets of $460 million to Level 3 of the fair value hierarchy, reflecting a change in valuation technique to a discounted cash flow approach driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates. No other transfers were made between level 1 and 2 or level 2 and 3.
NOTE 9.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2022	2021
Cash	$684	$745
Cash equivalents(1)	454	505
Restricted cash(2)	141	156
Total cash and cash equivalents	$1,279	$1,406

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 10.  FINANCIAL ASSETS

US$ MILLIONS	2022	2021
Current:
Marketable securities	$838	$518
Foreign currency forward contracts	124	79
Cross currency interest rate swaps	111	58
Loans and receivables	29	47
Other	290	38
Total current	$1,392	$740

Non-current:
Marketable securities	$169	$168
Foreign currency forward contracts	35	24
Cross currency interest rate swaps	183	202
Loans and receivables	30	63
Other	304	79
Total non-current	$721	$536
NOTE 11.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2022	2021
Current:
Accounts receivable	$2,276	$1,847
Finance lease receivables	37	29
Prepayments & other assets	315	328
Total current	$2,628	$2,204

Non-current:
Finance lease receivables	$1,000	$667
Restricted cash(1)	104	127
Accounts receivable	59	35
Other assets	361	312
Total non-current	$1,524	$1,141

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2022:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$172	$170	$169	$167	$165	$1,552	$2,395
Operating lease receivables	395	328	307	287	265	969	2,551
Total lease receivables	$567	$498	$476	$454	$430	$2,521	$4,946
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2021:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$128	$127	$126	$124	$122	$1,040	$1,667
Operating lease receivables	361	350	308	284	260	1,289	2,852
Total lease receivables	$489	$477	$434	$408	$382	$2,329	$4,519
NOTE 12.  INVENTORY

US$ MILLIONS	2022	2021
Natural gas inventory	$193	$132
Raw materials and other	338	268
Total	$531	$400
Refer to Note 24, Direct Operating Costs, for further details on inventory expenses identified as “cost of inventory”.
NOTE 13.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investment in associates and joint ventures are reviewed and reported on a segmented basis. Investments in the utilities segment include a 15% interest in a Brazilian electricity transmission operation, a 13% and 11% interest in two businesses collectively referred to as our regulated natural gas transmission business in Mexico, four associates of our Colombian natural gas distribution operation, an 8% interest in an Australian regulated utility operation, and a 13% interest in an Australian smart meter business. Transport investments include a 45% interest in a Brazilian toll road business, an 11% interest in a Brazilian rail and port logistics business, our 13% and 49% interests in port and export terminal operations in Australia and a 6% interest in a U.S. LNG export terminal. In our midstream segment, investments in associates and joint ventures include our 38% interest in a U.S. gas pipeline and a 20% interest in a North American gas storage operation. Our investments in the data segment include our 21% interest in a European telecommunications infrastructure operation, a 12% interest in a Brazilian data center operation, a 12% interest in a New Zealand data distribution business, a 13% interest in an Indian data center business, a 12% interest in an Australian data distribution business, and a 12% interest in a U.S. semiconductor manufacturing facility. Our partnership also has interests in associates that primarily hold foreign exchange derivative contracts to mitigate risks of foreign exchange of our investments.
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2022	2021
Balance at beginning of year	$4,725	$5,528
Share of earnings for the year	12	88
Foreign currency translation and other	(44)	(323)
Share of other comprehensive income	485	163
Distributions(8)	(575)	(157)
Disposition of interest(2),(6)	(142)	(336)
Held for sale(10)	—	(146)
Change in basis of accounting(1),(3)	—	(92)
Acquisitions(4),(5),(7),(9)	864	—
Balance at end of year(11),(12)	$5,325	$4,725

(1)On February 26, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in JMM to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated JMM effective February 26, 2021. Refer to Note 7, Acquisition of Businesses, for further details.
(2)In March 2021, Brookfield Infrastructure sold an effective 13% interest in its U.S. gas pipeline for net proceeds of $412 million. Approximately $125 million of the proceeds were used to repay a shareholder loan. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $75 million in Other income (expense) in the Consolidated Statement of Operating Results. Based on our ownership interest and governance rights retained, our partnership will continue to equity account for this investment.
(3)On December 24, 2021, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (Veredas”) both being Brazilian electricity transmission operations, increasing Brookfield Infrastructure’s ownership in each operation to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated both operations effective December 24, 2021. Refer to Note 7, Acquisition of Businesses, for further details.
(4)On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $0.5 billion.
(5)On April 1, 2022, Brookfield Infrastructure acquired a 13% interest in an Australian smart meter business, for total equity consideration of approximately $215 million.
(6)On June 13, 2022, Brookfield Infrastructure sold an effective 19% (Brookfield consortium - 49%) interest in its North American container terminal operation for net proceeds of $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $125 million and income tax expense of approximately $50 million in the Consolidated Statements of Operating Results. $142 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(7)On August 4, 2022, Brookfield Infrastructure acquired an approximate 12% interest in an Australian data transmission business, for total consideration of $193 million.
(8)On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers which generated net proceeds of approximately $140 million to the partnership.
(9)On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor manufacturing facility in Chandler, Arizona. The partnership has an effective 12% economic interest in the operation.
(10)A subsidiary of Brookfield Infrastructure agreed to the sale of its 50% interest in a freehold landlord port in Victoria, Australia. The subsidiary’s interest in the port was therefore classified as held for sale. Please refer to Note 6, Assets and Liabilities Classified as Held for Sale, for further details.
(11)The closing balance includes a shareholder loan of $375 million from our U.S. gas pipeline (2021: $375 million).
(12)Subsequent to year end, on February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a telecom towers operation in Germany and Austria, for total consideration of approximately $0.7 billion.
F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2022
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	8-21%	$801	$22,050	$22,851	$786	$12,724	$13,510	$9,341	$8,454	$887
Transport	6-49%	1,587	22,305	23,892	2,399	12,096	14,495	9,397	7,472	1,925
Midstream(1)	20-38%	232	6,279	6,511	226	4,067	4,293	2,218	1,160	1,058
Data	12-21%	1,462	15,811	17,273	1,224	8,594	9,818	7,455	6,158	1,297
Corporate	25-40%	4	492	496	—	—	—	496	338	158
Total		$4,086	$66,937	$71,023	$4,635	$37,481	$42,116	$28,907	$23,582	$5,325

(1)The partnership’s share of total net assets include a shareholder loan of $375 million receivable from our U.S. gas pipeline.

		As at December 31, 2021
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-20%	$359	$5,723	$6,082	$444	$3,738	$4,182	$1,900	$1,670	$230
Transport	6-49%	1,356	24,437	25,793	2,172	13,044	15,216	10,577	8,260	2,317
Midstream(1)	20-38%	223	6,275	6,498	234	4,087	4,321	2,177	1,125	1,052
Data	12-21%	1,055	13,393	14,448	1,727	6,284	8,011	6,437	5,350	1,087
Corporate	25-50%	4	144	148	1	—	1	147	108	39
Total		$2,997	$49,972	$52,969	$4,578	$27,153	$31,731	$21,238	$16,513	$4,725

(1)The partnership’s share of total net assets include a shareholder loan of $375 million receivable from our U.S. gas pipeline.
As at December 31, 2022, two (2021: two) of our investments in associates or joint ventures have a quoted price in a public market.
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2022, 2021, and 2020:

	Year ended December 31, 2022
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$2,287	$249	$52	$301	$28
Transport	16,994	1,151	388	1,539	(85)
Midstream	918	220	67	287	97
Data	2,385	315	769	1,084	28
Corporate	—	(86)	619	533	(56)
Total	$22,584	$1,849	$1,895	$3,744	$12

	Year ended December 31, 2021
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,336	$521	$28	$549	$84
Transport	11,808	1,574	(435)	1,139	15
Midstream	833	146	(46)	100	74
Data	2,460	70	73	143	14
Corporate	—	(76)	102	26	(99)
Total	$16,437	$2,235	$(278)	$1,957	$88

	Year ended December 31, 2020
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,715	$364	$(205)	$159	$50
Transport	4,161	171	(1,419)	(1,248)	(101)
Midstream	767	236	—	236	136
Data	2,245	293	374	667	45
Corporate	9	(15)	(245)	(260)	1
Total	$8,897	$1,049	$(1,495)	$(446)	$131

F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2022, 2021, and 2020:

	Year ended December 31, 2022
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$620	$50	$(833)	$(163)	$(152)	$(11)
Transport	3,319	(1,294)	(3,081)	(1,056)	(1,012)	(44)
Midstream	448	(147)	(306)	(5)	(4)	(1)
Data	1,164	(1,020)	176	320	279	41
Corporate	(51)	379	(328)	—	—	—
Total	$5,500	$(2,032)	$(4,372)	$(904)	$(889)	$(15)

	Year ended December 31, 2021
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$202	$(611)	$176	$(233)	$(199)	$(34)
Transport	3,192	(372)	(1,627)	1,193	1,091	102
Midstream	342	(33)	(314)	(5)	(2)	(3)
Data	718	(996)	489	211	171	40
Corporate	(79)	(293)	372	—	—	—
Total	$4,375	$(2,305)	$(904)	$1,166	$1,061	$105

	Year ended December 31, 2020
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$184	$(697)	$285	$(228)	$(199)	$(29)
Transport	1,189	(1,039)	826	976	843	133
Midstream	378	(314)	(56)	8	3	5
Data	852	(735)	(77)	40	34	6
Corporate	—	—	—	—	—	—
Total	$2,603	$(2,785)	$978	$796	$681	$115
Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 14.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance at January 1, 2021	$9,289	$8,697	$4,321	$8,593	$30,900
Additions, net of disposals	478	434	423	429	1,764
Assets held by subsidiaries disposed during the period	(2,300)	(15)	—	—	(2,315)
Non-cash additions (disposals)(1)	34	(107)	88	(532)	(517)
Acquisitions through business combinations(2)	180	134	9,865	—	10,179
Net foreign currency exchange differences	(116)	(145)	165	(166)	(262)
Balance at December 31, 2021	$7,565	$8,998	$14,862	$8,324	$39,749
Additions, net of disposals	500	561	797	575	2,433
Acquisitions through business combinations(2)	109	—	—	52	161
Non-cash (disposals) additions	(154)	126	(17)	(12)	(57)
Assets reclassified as held for sale(3)	—	(8)	—	—	(8)
Net foreign currency exchange differences	(743)	(340)	(963)	(754)	(2,800)
Balance at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478

Accumulated depreciation:
Balance at January 1, 2021	$(1,613)	$(1,404)	$(356)	$(263)	$(3,636)
Depreciation expense	(352)	(481)	(270)	(419)	(1,522)
Disposals	19	9	17	—	45
Assets held by subsidiaries disposed during the period	663	12	—	—	675
Net foreign currency exchange differences	11	56	(16)	8	59
Non-cash disposals	—	140	3	45	188
Balance at December 31, 2021	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
Depreciation expense	(327)	(468)	(418)	(384)	(1,597)
Disposals	22	5	—	—	27
Assets reclassified as held for sale(3)	—	4	—	—	4
Non-cash disposals	—	—	11	41	52
Net foreign currency exchange differences	123	87	47	52	309
Balance at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Accumulated fair value adjustments:
Balance at January 1, 2021	$2,934	$1,048	$338	$—	$4,320
Fair value adjustments	134	48	70	—	252
Net foreign currency exchange differences	(26)	(50)	—	—	(76)
Assets held by subsidiaries disposed during the period	(1,399)	—	—	—	(1,399)
Balance at December 31, 2021	$1,643	$1,046	$408	$—	$3,097
Fair value adjustments	175	75	118	—	368
Net foreign currency exchange differences	(179)	(73)	(4)	—	(256)
Balance at December 31, 2022	$1,639	$1,048	$522	$—	$3,209

Net book value:
December 31, 2022(4)	$7,462	$8,345	$14,219	$7,265	$37,291
December 31, 2021	$7,936	$8,376	$14,648	$7,695	$38,655

(1)Non-cash additions (disposals) within the data segment primarily relates to revisions to the purchase price allocation at our telecom tower operation in India. Refer to Note 7, Acquisition of Businesses, for additional information.
(2)See Note 7, Acquisition of Businesses, for additional information.
(3)See Note 6, Assets and Liabilities Classified as Held for Sale, for additional information.
(4)Includes right-of-use assets of $126 million (2021: $118 million) in our utilities segment, $1,014 million (2021: $1,179 million) in our transport segment, $345 million (2021: $389 million) in our midstream segment and $1,973 million (2021: $2,287 million) in our data segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2022 and 2021. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for the valuation of property, plant and equipment using the income method, categorized by segment.

	Dec. 31, 2022				Dec. 31, 2021
Segment	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	7% to 11%	18x	10 to 20 yrs	Discounted cash flow model	7% to 11%	20x	10 to 20 yrs
Transport	Discounted cash flow model	8% to 14%	9x to 15x	10 yrs	Discounted cash flow model	7% to 14%	9x to 15x	10 yrs
Midstream	Discounted cash flow model	15%	10x	5 to 10 yrs	Discounted cash flow model	15%	10x	5 to 10 yrs

(1)Certain businesses are valued using the replacement cost method as a result of their underlying operations. Replacement costs are determined with guidance from independent studies and third party evaluators.
Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2022, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $175 million (2021: $134 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business, as a result of additional connections and increased tariffs.
At December 31, 2022, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $75 million (2021: $48 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Stronger volumes and higher charges and tariffs were the main contributors to the gain.
At December 31, 2022, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $118 million (2021: $70 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the midstream segment remain relatively consistent with the prior year with the current year’s gain attributable to favorable market conditions and organic growth.
At December 31, 2022, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment, which are measured using replacement cost approach. No revaluation gains were recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income (2021: $nil).
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model, inclusive of purchase price allocations.

US$ MILLIONS	Dec. 31, 2022	Dec. 31, 2021
Utilities	$6,048	$6,504
Transport	7,510	7,557
Midstream	13,778	14,300
Data	7,266	7,694

F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 15.  INTANGIBLE ASSETS

US$ MILLIONS	2022	2021
Cost	$13,718	$15,785
Accumulated amortization	(1,896)	(1,571)
Net intangible assets	$11,822	$14,214
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2022	2021
Brazilian regulated transmission operation	$2,816	$2,645
Canadian diversified midstream operation	2,186	2,536
North American rail operations	1,762	1,867
North American residential energy infrastructure operation	1,674	1,720
Peruvian toll roads	1,031	976
Indian telecom tower operation	682	782
U.K. telecom towers operation	537	480
U.K. port operation	258	289
Brazilian electricity transmission operation(1)	—	1,366
Indian toll roads(2)	—	658
Other(3)	876	895
Total	$11,822	$14,214

(1)Refer to Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 6, Assets and Liabilities Held for Sale, for further details.
(3)Other intangibles are primarily comprised of customer contracts at our Australian port operation, Western Canadian natural gas gathering and processing operation, U.S. data center operation, Colombian natural gas transmission operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume or price risk. Each GTA takes into account a return on regulatory asset base (“RAB”), and the tariffs are calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the life of GTAs. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The carrying value as at December 31, 2022, of Brookfield Infrastructure’s indefinite lived intangibles is $866 million (2021: $899 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2022	2021
Cost at beginning of the year	$15,785	$13,233
Acquisitions through business combinations(1)	302	3,734
Additions, net of disposals	149	67
Assets reclassified as held for sale(2)	(793)	—
Assets held by subsidiaries disposed during the period(3)	(1,454)	(957)
Non-cash additions(4)	47	271
Foreign currency translation	(318)	(563)
Cost at end of year	$13,718	$15,785

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)Refer to Note 6, Assets and Liabilities Held for Sale, for further details.
(3)Refer to Note 5, Disposition of Businesses, for further details.
(4)Non-cash additions during the year ended December 31, 2021 primarily relates to revisions to the purchase price allocation at our telecom tower operation in India. Refer to Note 7, Acquisition of Businesses, for additional information.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2022	2021
Accumulated amortization at beginning of year	$(1,571)	$(1,466)
Assets held by subsidiaries disposed during the period(1)	5	281
Non-cash disposals	—	26
Amortization	(561)	(514)
Held for sale(2)	211	—
Foreign currency translation	20	102
Accumulated amortization at end of year	$(1,896)	$(1,571)

(1)See Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 6, Assets and Liabilities Held for Sale, for further details.

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 16.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2022	2021
Balance at beginning of the year	$8,979	$6,634
Acquisitions through business combinations(1)	278	2,400
Assets held by subsidiaries disposed during the period(2)	(108)	(56)
Held for sale(3)	(21)	—
Foreign currency translation and other	(339)	1
Balance at end of the year	$8,789	$8,979

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)See Note 5, Disposition of Businesses, for additional information.
(3)See Note 6, Assets and Liabilities Classified as Held for Sale, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2022, the carrying amount of each cash generating unit was determined to not exceed its recoverable amount.
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2022	2021
North American rail operations	$2,094	$2,105
Canadian diversified midstream operation	1,984	2,125
North American residential energy infrastructure operation	1,463	1,356
Western Canadian natural gas gathering and processing operation	710	762
U.S. data center operation	503	503
Brazilian regulated transmission operation	488	456
Colombian natural gas distribution operation	367	433
U.K. telecom tower operation	332	341
Other	848	898
Total	$8,789	$8,979
The recoverable amount of goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. For businesses with the most significant goodwill as separately listed in the table above, the key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of discount rates ranging from 11% to 14%, terminal value multiples of 8x to 20x and discrete cash flow periods from 6 to 19 years.

F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 17.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2022	2021
Balance at beginning of the year	$655	$518
Additions, net of disposals	125	106
Non-cash disposals	(45)	—
Fair value adjustments	18	42
Foreign currency translation	(53)	(11)
Balance at end of the year	$700	$655
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2022 and 2021. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to relevant market conditions. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s investment property. Our partnership has classified all assets below under level 3 of the fair value hierarchy:

Segment	Valuation technique	Significant unobservable inputs	Range of inputs
Transport	Direct Income Capitalization	Capitalization Rate	6% to 14%
Data	Direct Income Capitalization	Capitalization Rate	6% to 8%
An increase in the capitalization rate would lead to a decrease in the fair value of investment property, with the opposite impact for a decrease in the capitalization rate.
Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 18.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2022	2021
Current:
Accounts payable		$1,872	$1,877
Accrued liabilities		1,395	1,103
Deferred revenue	(i)	460	338
Lease liabilities		384	416
Provisions(1)		127	161
Loans and notes payable		147	—
Other liabilities		93	124
Total current		$4,478	$4,019

Non-current:
Lease liabilities		$3,037	$3,423
Deferred revenue	(i)	254	366
Accrued liabilities		178	200
Provisions(1)		426	492
Pension liabilities(2)		8	172
Loans and notes payable		27	28
Other liabilities		234	346
Total non-current		$4,164	$5,027

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Western Canadian natural gas gathering and processing operation and our Indian telecom tower operation.
(2)See Note 33, Retirement Benefit Plans, for further details.
Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 36, Financial Risk Management.

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
F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2022	2021
Current:
Deferred consideration(1)	$84	$1,148
Interest rate swaps	72	54
Foreign currency forward contracts	31	76
Other financial liabilities	203	232
Total current financial liabilities	$390	$1,510

Non-current:
Interest rate swaps	$20	$160
Foreign currency forward contracts	6	22
Deferred consideration(1)	—	6
Other financial liabilities(2)	1,651	1,542
Total non-current financial liabilities	$1,677	$1,730

(1)Deferred consideration primarily relates to the April 4, 2017 acquisition our Brazilian regulated gas transmission operation. The liability was paid on April 4, 2022, the fifth anniversary of the date of acquisition. Prior to being settled, the deferred consideration was denominated in U.S. dollars and accrued interest at 3.35% compounded annually. Historically, the financial liability was measured at amortized cost.
(2)Other financial liabilities primarily includes capital provided by non-controlling interest in the form of a shareholder loan.
Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 20.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $2.1 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $2.1 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2027. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2022, there were $96 million (2021: $nil) draws outstanding on the credit facility and $12 million of letters of credit were issued (2021: $12 million).

	Maturity(2)	Annual Rate(2)	Currency	2022	2021
Corporate revolving credit facility	June 29, 2027	SOFR plus 1.2%	US$	$96	$—
Commercial Paper	January 24, 2023	5.0%	US$	464	431

Non-Current:
Medium Term Notes(1):
Public - Canadian	February 22, 2024	3.3%	C$	222	237
Public - Canadian	February 22, 2024	3.3%	C$	295	317
Public - Canadian	November 14, 2027	5.6%	C$	332	—
Public - Canadian	September 11, 2028	4.2%	C$	517	554
Public - Canadian	October 9, 2029	3.4%	C$	517	554
Public - Canadian	September 1, 2032	2.9%	C$	369	396
Public - Canadian	February 14, 2033	6.0%	C$	185	—
Public - Canadian	April 25, 2034	5.4%	C$	295	—
Public - Canadian	April 25, 2052	5.8%	C$	147	—
Subordinated notes(1)
Public - United States	May 24, 2081	5.0%	US$	250	250
				3,689	2,739
Deferred financing costs and other				(23)	(20)
Total				$3,666	$2,719

(1)See Note 21, Subsidiary Public Issuers, for further details.
(2)Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of December 31, 2022.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to April 14 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on LIBOR plus 1.8% and no commitment fees were incurred for any undrawn balance. As of December 31, 2022, there were no (2021: $nil) borrowings outstanding.
F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$450 million maturing on November 14, 2027 with a coupon of 5.616% per annum and C$250 million maturing on February 14, 2033 with a coupon of 5.980% per annum, and $2 million of debt issuance costs were incurred.
On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million of medium-term notes in two tranches: C$400 million maturing on April 25, 2034 with a coupon of 5.439% per annum and C$200 million maturing on April 25, 2052 with a coupon of 5.789% per annum, and $3 million of debt issuance costs were incurred.
On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0% and $6 million of debt issuance costs were incurred.
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of December 31, 2022, there were $464 million of borrowings outstanding (2021: $431 million).
The increase in corporate borrowings of $947 million during the year ended December 31, 2022 is primarily attributable to the issuance of approximately $960 million of medium-term notes and net draws on our corporate credit facility of $96 million. These increases were partially offset by the impact of foreign exchange.
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2022	2021
Current	$2,567	$2,701
Non-current	24,000	23,833
Total	$26,567	$26,534
Non-recourse borrowings increased by $33 million from December 31, 2021 due to $2.5 billion of incremental borrowings, partially offset by the derecognition of $0.6 billion of borrowings associated with the sale of five Brazilian electricity transmission concessions, $0.4 billion of borrowings classified as classified as held for sale, and the impact of foreign exchange.
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2023(1)	$632	$221	$1,507	$245	$2,605
2024	1,361	484	685	197	2,727
2025	946	232	1,175	800	3,153
2026	871	2,637	861	507	4,876
2027	893	654	1,101	293	2,941
Thereafter	4,039	756	3,587	2,052	10,434
Total principal repayments(2)	8,742	4,984	8,916	4,094	26,736
Deferred financing costs and other	(40)	(60)	105	(174)	(169)
Total - Dec. 31, 2022	$8,702	$4,924	$9,021	$3,920	$26,567
Total - Dec. 31, 2021	$7,951	$5,309	$9,490	$3,784	$26,534

(1)Includes commercial paper obligations of $1.2 billion at our Canadian diversified midstream operation.
(2)As of December 31, 2022, approximately $31 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities(1)	Transport	Midstream	Data	Total
Dec. 31, 2022	8%	5%	3%	7%	5%
Dec. 31, 2021	4%	5%	6%	7%	6%
(1)Excluding the impact of the variable interest in our Brazilian assets, the weighted average interest rate of non-recourse borrowings would be 4% as at December 31, 2022.
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2022	Local Currency		Dec. 31, 2021	Local Currency
Canadian dollars	$9,115	CAD	$12,348	$9,257	CAD	$11,698
U.S. dollars	8,198	USD	8,198	7,376	USD	7,376
Indian rupees	3,249	INR	268,512	3,650	INR	272,388
British pounds	3,151	GBP	2,608	3,067	GBP	2,266
Brazilian real(1)	1,543	BRL	8,049	1,840	BRL	10,268
Australian dollars	525	AUD	771	468	AUD	644
Colombian pesos	405	COP	1,966,019	394	COP	1,621,399
Peruvian soles	410	PEN	1,561	380	PEN	1,521
New Zealand dollars	80	NZD	126	41	NZD	60
Euro	60	EUR	56	36	EUR	32

(1)See Note 5, Disposition of Businesses, for additional information.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2021	Cash Flows(1)	Acquisitions/ Dispositions(1)	Held for Sale(2)	Foreign Exchange Movement and Other	2022
Corporate borrowings	$2,719	$1,124	$—	$—	$(177)	$3,666
Non-recourse borrowings	26,534	2,493	(597)	(394)	(1,469)	26,567

(1)Cash flows related to net corporate level debt raised and acquisition of individually insignificant operations have been presented within Acquisitions/Dispositions. Refer to Note 7, Acquisition of Businesses, and Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 6. Assets and Liabilities Classified as Held for Sale, for further details.
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
On November 14, 2022, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$450 million maturing November 14, 2027 with a coupon of 5.616% and C$250 million maturing February 14, 2033 with a coupon of 5.980%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
On April 25, 2022, the Co-Issuers issued C$600 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$400 million maturing April 25, 2034 with a coupon of 5.439%, and C$200 million maturing April 25, 2052 with a coupon of 5.789%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors and BIPC Holdings.
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
Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The partnership will and certain of the other BIP Guarantors may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
A base shelf prospectus of BIP Investment Corporation (“BIPIC”) provides for the issuance of one or more series of senior preferred shares of BIPIC. The partnership will and certain of the other BIP Guarantors and BIPC Holdings may fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.
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
The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:
F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

For the year ended December 31, 2022 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$—	$14,427	$14,427
Net income (loss) attributable to partnership(1)	101	—	—	—	407	(101)	407
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$—	$11,537	$11,537
Net income (loss) attributable to partnership(1)	556	—	—	208	885	(556)	1,093
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$—	$8,885	$8,885
Net income (loss) attributable to partnership(1)	141	—	—	5	389	(141)	394
As at December 31, 2022
Current assets	$—	$—	$—	$—	$—	$6,686	$6,686
Non-current assets	6,583	—	1,005	3,105	9,603	45,987	66,283
Current liabilities	—	—	182	—	—	8,195	8,377
Non-current liabilities	—	3,106	—	191	—	35,741	39,038
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,263	2,263
BIPC exchangeable shares	—	—	—	—	—	1,289	1,289
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	15,320	15,320
Preferred unitholders	—	—	—	—	—	918	918
As at December 31, 2021
Current assets	$—	$—	$—	$—	$—	$4,896	$4,896
Non-current assets	6,840	—	1,045	2,373	9,835	48,972	69,065
Current liabilities	—	—	232	—	—	8,429	8,661
Non-current liabilities	—	2,288	—	—	—	36,621	38,909
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,408	2,408
BIPC exchangeable shares	—	—	—	—	—	1,369	1,369
Exchangeable units(5)	—	—	—	—	—	85	85
In operating subsidiaries	—	—	—	—	—	15,658	15,658
Preferred unitholders	—	—	—	—	—	1,138	1,138
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

NOTE 22.  PREFERRED SHARES
As at December 31, 2022, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2022, there were no dividends in arrears (2021: $nil).
NOTE 23.  INTEREST EXPENSE

US$ MILLIONS	2022	2021	2020
Interest on corporate facility	$11	$16	$19
Interest on corporate debt	118	87	76
Interest on non-recourse borrowings	1,470	1,134	944
Other financing fees(1)	256	231	140
	$1,855	$1,468	$1,179

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
NOTE 24.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2022, 2021 and 2020.

US$ MILLIONS	2022	2021	2020
Cost of inventory	$2,881	$1,308	$706
Depreciation and amortization	2,158	2,036	1,705
Compensation	1,707	1,517	1,284
Fuel, transportation and distribution costs	1,624	1,514	1,291
Operations and maintenance costs	852	733	720
Marketing and administrative costs	535	477	447
Utilities	500	409	171
Other direct operating costs	253	253	224
Total	$10,510	$8,247	$6,548
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 25.  PAYROLL EXPENSE
Our partnership has no key employees; therefore, Brookfield Infrastructure does not remunerate key management personnel. Key decision makers of Brookfield Infrastructure are all employees of the ultimate parent company who provide management services under Brookfield Infrastructure’s Master Services Agreement. Details of the management fees paid are disclosed in Note 34, Related Party Transactions.
Throughout the year, the General Partner in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged to our partnership in accordance with the limited partnership agreement.
Refer to Note 24, Direct Operating Costs, for further details on payroll expenses identified as “compensation,” across all of Brookfield Infrastructure’s subsidiaries.
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 26.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2022
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$264	$4,821	$690	$2,864	$298	$1,233
Brazilian regulated gas transmission operation	737	3,362	486	3,034	460	119
Colombian natural gas distribution operation	209	989	155	535	442	66
North American residential infrastructure business(2)	405	5,096	483	3,222	1,322	474
Indian gas transmission operation	146	1,718	308	949	590	17
U.K. residential infrastructure business(2)	26	111	20	5	95	17
European residential infrastructure business(2)	43	190	17	71	128	17
Transport
North American rail operation	675	9,630	544	4,856	4,422	483
U.K. port operation	106	1,112	67	833	129	189
Australian port operation	237	531	112	284	265	107
Peruvian toll roads	127	1,202	10	616	584	119
Indian toll roads(3)	717	—	478	—	164	75
Midstream
Canadian diversified midstream operation(2)	577	14,306	2,370	7,342	2,496	2,675
North American gas storage operation	539	1,515	564	452	633	405
Western Canadian natural gas gathering and processing operation	177	3,633	97	1,802	1,365	546
Data
North American data center operation	70	1,528	151	783	476	188
Australian data center operation	15	512	14	160	252	101
U.K. telecom towers operation	46	940	243	407	254	82
Indian telecom towers operation(2)	294	7,557	547	5,988	914	402
U.S. fiber business	7	9	4	—	9	3
Corporate
Holding LP and other	1,126	88	761	3,483	22	(3,052)
Total	$6,543	$58,850	$8,121	$37,686	$15,320	$4,266
F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	As of December 31, 2021
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$249	$4,961	$316	$3,285	$314	$1,295
Brazilian regulated gas transmission operation	668	3,115	1,278	2,028	389	88
Colombian natural gas distribution operation	219	1,061	162	522	512	84
Brazilian electricity transmission operation(2),(4)	104	1,457	30	902	436	193
North American residential infrastructure business	269	4,583	466	2,660	1,215	511
Indian gas transmission operation	154	2,015	287	1,191	644	47
U.K. residential infrastructure business	5	151	34	5	99	18
European residential infrastructure business	24	213	10	78	132	17
Transport
North American rail operation	564	9,561	564	4,930	4,173	458
U.K. port operation	55	1,154	40	779	159	231
Australian port operation	262	581	223	180	316	124
Peruvian toll roads	98	1,132	17	561	541	111
Indian toll roads(3)	70	732	166	364	189	83
Midstream
Canadian diversified midstream operation(2)	441	15,034	2,875	7,283	2,413	2,904
North American gas storage operation	258	1,479	227	662	525	323
Western Canadian natural gas gathering and processing operation	130	3,932	96	1,974	1,422	570
Data
North American data center operation	51	1,401	86	929	312	125
Australian data center operation	28	402	23	119	206	82
U.K. telecom towers operation	40	880	190	495	177	58
Indian telecom tower operation(2)	306	8,081	407	6,034	1,443	503
Corporate
Holding LP and other	746	101	889	2,470	41	(2,553)
Total	$4,741	$62,026	$8,386	$37,451	$15,658	$5,272

(1)Attributable to all equity holders other than non-controlling interests in operating subsidiaries.
(2)Refer to Note 7, Acquisition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited. The assets and liabilities have been classified as held for sale as at December 31, 2022. Refer to Note 6. Assets and Liabilities Classified as Held for Sale, for further details.
(4)Refer to Note 5 , Disposition of Businesses, for further details.
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$572	$19	$(20)	$75	$(78)
Brazilian regulated gas transmission operation	1,314	506	(2)	225	(1)
Colombian natural gas distribution operation	901	47	(23)	10	(4)
Brazilian electricity transmission operation(2)	224	67	29	21	22
North American residential infrastructure business	1,695	89	23	36	9
Indian gas transmission operation	337	51	(56)	14	(15)
U.K. residential infrastructure business(1)	84	(4)	(11)	(1)	(2)
European residential infrastructure business(1)	106	(15)	(7)	(2)	(1)
Transport
North American rail operation	2,253	196	202	23	21
U.K. port operation	272	6	(15)	8	(21)
Australian port operation	458	(27)	(21)	(10)	(8)
Peruvian toll roads	111	15	28	3	6
Indian toll roads(3)	143	1	(22)	4	(11)
Midstream
North American gas storage operation	246	64	43	45	38
Canadian diversified midstream operation(1)	3,150	115	(163)	160	(239)
Western Canadian natural gas gathering and processing operation	561	32	(37)	13	(15)
Data
North American data center operation	221	(75)	28	(30)	11
Australian data center operation	22	3	(9)	2	(4)
U.K. telecom towers operation	57	(5)	(18)	(2)	(5)
Indian telecom tower operation	1,398	(7)	(201)	2	(41)
U.S. fiber business	—	(4)	—	(1)	—
Corporate
Holding LP and other	6	(106)	—	(244)	300
Total	$14,131	$968	$(252)	$351	$(38)

F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	569	34	6	138	26
Brazilian regulated gas transmission operation	1,074	361	(87)	150	(31)
Colombian natural gas distribution operation	862	34	(101)	8	(24)
Brazilian electricity transmission operation(2)	90	22	(6)	10	(2)
Canadian district energy operation	72	9	35	3	8
U.S. district energy operation	74	2	—	—	—
North American residential infrastructure business	1,444	75	43	32	18
Indian gas transmission operation	342	35	(17)	13	(5)
U.K. residential infrastructure operation(1)	2	—	—	—	—
European residential infrastructure business(1)	89	(6)	(8)	(1)	(1)
Transport
North American rail operation	2,157	208	131	24	13
U.K. port operation	274	17	6	24	9
Australian port operation	412	(16)	(18)	(6)	(6)
Chilean toll roads	138	(40)	53	(8)	13
Peruvian toll roads	96	6	(57)	1	(11)
Indian toll roads	117	(25)	(6)	(9)	(3)
Midstream
North American gas storage operation	371	95	36	65	22
Canadian diversified midstream operation(1)	906	59	38	65	30
Western Canadian natural gas gathering and processing operation	551	62	52	25	21
Data
North American data center operation	249	(33)	13	(13)	5
Australian data center operation	23	3	(8)	1	(3)
U.K. telecom towers operation	59	(19)	(1)	(6)	—
Indian telecom tower operation	1,257	1	(80)	—	(16)
Corporate
Holding LP and other	5	742	—	450	194
Total	$11,233	$1,626	$24	$966	$257
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Year ended December 31, 2020
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	488	11	42	46	167
Colombian regulated distribution operation	6	2	156	—	(6)
Brazilian regulated gas transmission operation	942	309	(399)	116	(152)
Colombian natural gas distribution operation	793	39	34	7	13
Brazilian electricity transmission operation(2)	40	9	(25)	4	(11)
Canadian district energy operation	127	5	115	2	39
U.S. district energy operation	137	(14)	58	(9)	38
North American residential infrastructure business	1,274	70	(32)	29	(14)
Indian gas transmission operation	268	(61)	(23)	(19)	(7)
Transport
Australian export terminal(4)	297	163	35	54	16
North American rail operation	1,974	86	(153)	11	(16)
U.K. port operation	235	22	16	31	22
Australian port operation	381	(29)	40	(10)	14
Chilean toll roads	116	(21)	(21)	(6)	2
Peruvian toll roads	81	7	(54)	1	(11)
Indian toll roads(3)	111	(24)	(4)	(8)	(2)
Midstream
North American gas storage operation	143	(10)	10	(7)	6
Western Canadian natural gas gathering and processing operation	501	29	(1)	12	(1)
Data
North American data center operation	273	(32)	(10)	(13)	(4)
Australian data center operation	24	4	12	1	5
U.K. telecom towers operation	51	(3)	5	(1)	2
Indian telecom tower operation	360	5	69	3	14
Corporate
Holding LP and other	9	(57)	—	(7)	250
Total	$8,631	$510	$(130)	$237	$364

(1)Refer to Note 7, Acquisition of Businesses, for further details.
(2)Refer to Note 5, Disposition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(4)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. The balance in the tables above reflect the period up until the date of partial disposition. Refer to Note 13, Investment in Associates and Joint Ventures, for further details.

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2022			Year ended December 31, 2021
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$293	$(432)	$101	$273	$344	$(582)
Brazilian regulated gas transmission operation	783	(80)	(824)	768	(32)	(473)
Colombian natural gas distribution operation	154	(32)	(99)	91	(38)	(41)
Brazilian electricity transmission operation(2)	90	(58)	(120)	29	70	(24)
Canadian district energy operation(1)	—	—	—	30	(38)	7
U.S. district energy operation(1)	—	—	—	13	(34)	25
North American residential infrastructure business(5)	(116)	(352)	480	(79)	(107)	189
Indian gas transmission operation	132	5	(123)	187	(51)	(120)
U.K. residential infrastructure business(2)	(11)	(5)	16	—	1	—
European residential infrastructure business(2)	(14)	(30)	55	(6)	15	—
Transport
North American rail operation	515	(250)	(210)	511	(98)	(424)
U.K. port operation	31	(61)	42	66	(53)	(24)
Australian port operation	26	(44)	(3)	11	(21)	(18)
Chilean toll roads(1)	—	—	—	46	(172)	85
Peruvian toll roads	42	(19)	—	30	(27)	—
Indian toll roads(3)	51	(15)	(26)	(2)	3	5
Midstream
North American gas storage operation	61	(37)	(26)	196	(35)	(179)
Canadian diversified midstream operation(2)	568	(713)	144	198	(246)	108
Western Canadian natural gas gathering and processing operation	197	(68)	(153)	235	(91)	(135)
Data
North American data center operation	(5)	(300)	318	38	(25)	(15)
Australian data center operation	5	(131)	114	16	(105)	104
U.K. telecom towers operation	61	(170)	120	16	(15)	2
Indian telecom towers operation(2)	315	(243)	(28)	189	(416)	261
U.S. fiber business	(5)	(9)	17	—	—	—
Corporate
Holding LP and other	(174)	(291)	362	(171)	22	322
Total	$2,999	$(3,335)	$157	$2,685	$(1,149)	$(927)

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	Cash Flow Activities
	Year ended December 31, 2020
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$241	$(372)	$133
Colombian regulated distribution operation(1)	2	—	(2)
Brazilian regulated gas transmission operation	634	(34)	(588)
Colombian natural gas distribution operation	89	(35)	(55)
Brazilian electricity transmission operation	13	—	(14)
Canadian district energy operation(1)	42	(97)	55
U.S. district energy operation(1)	51	(50)	—
North American residential infrastructure business	(42)	(5)	45
Indian gas transmission operation	136	(14)	(117)
Transport
Australian export terminal(4)	68	(27)	(57)
North American rail operation	616	(24)	(606)
U.K. port operation	42	(25)	(11)
Australian port operation	28	(32)	26
Chilean toll roads(1)	49	(1)	(34)
Peruvian toll roads	18	(22)	—
Indian toll roads(3)	11	(18)	19
Midstream
North American gas storage operation	68	12	(53)
Western Canadian natural gas gathering and processing operation	156	(299)	114
Data
North American data center operation	77	(16)	(63)
Australian data center operation	7	(3)	(3)
U.K. telecom towers operation	27	(20)	(9)
Indian telecom tower operation	245	(3,451)	3,331
Corporate
Holding LP and other	(182)	(4)	89
Total	$2,396	$(4,537)	$2,200

(1)Refer to Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 7, Acquisition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.
(4)On December 7, 2020, our partnership completed the partial sale of an effective 22% interest in our Australian export terminal. Upon partial disposition, the operation ceased to meet the definition of a non-wholly owned subsidiary. The balance in the tables above reflect the period up until the date of partial disposition. Refer to Note 5, Disposition of Businesses, and Note 13, Investment in Associates and Joint Ventures, for further details.
(5)Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 27.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2022	2021
Deferred income tax assets
Tax losses carried forward	$1,937	$1,731
Financial instruments and other	125	284
	$2,062	$2,015
Deferred income tax liabilities
Long lived assets	$(7,880)	$(7,788)
Investment in associates and investment properties	(46)	(78)
	$(7,926)	$(7,866)
Net deferred income tax liabilities	$(5,864)	$(5,851)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$111	$160
Deferred income tax liabilities	(5,975)	(6,011)
Net deferred income tax liabilities	$(5,864)	$(5,851)
The deferred tax asset related to losses available for carry forward includes $81 million (2021: $150 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2022	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2022
Deferred income tax assets related to non-capital losses and capital losses	$1,731	$208	$—	$(23)	$21	$1,937
Deferred income tax liabilities related to differences in tax and book basis, net	(7,582)	(294)	(314)	182	207	(7,801)
Net deferred income tax liabilities	$(5,851)	$(86)	$(314)	$159	$228	$(5,864)

		Recognized in
US$ MILLIONS	Jan. 1, 2021	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2021
Deferred income tax assets related to non-capital losses and capital losses	$999	$377	$—	$(16)	$371	$1,731
Deferred income tax liabilities related to differences in tax and book basis, net	(5,487)	(617)	(260)	100	(1,318)	(7,582)
Net deferred income tax liabilities	$(4,488)	$(240)	$(260)	$84	$(947)	$(5,851)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $120 million (2021: $134 million), unused capital losses of $6,395 million (2021: $1,799 million) and unused non-capital losses of $1,763 million (2021: $1,414 million). Of the total deductible temporary differences of $120 million (2021: $134 million), $28 million expire after five years from the reporting date and $92 million do not expire. Of the unused capital losses of $6,395 million (2021: $1,799 million), $6,359 million expire after four years from the reporting date and $36 million do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2023	2024	2025	2026	2027	Beyond	Do not expire	Total
As of December 31, 2022	$45	$4	$5	$5	$9	$366	$1,329	$1,763

	Year of Expiration
US$ MILLIONS	2022	2023	2024	2025	2026	Beyond	Do not expire	Total
As of December 31, 2021	$35	$35	$18	$4	$5	$321	$996	$1,414

F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Tax expense comprises:
Current income tax expense	$474	$374	$237
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	75	13	(37)
Changes in tax rates or the imposition of new taxes	(6)	188	41
Previously unrecognized deferred taxes	17	39	50
Total income tax expense	$560	$614	$291
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$1,935	$3,333	$1,195
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	626	829	431
Change in substantively enacted tax rates	(6)	188	41
International operations subject to different tax rates	(5)	(9)	(21)
Taxable income attributable to non-controlling interests	(91)	(325)	(91)
Portion of gains subject to different tax rates	23	(115)	(117)
Deferred tax assets not recognized	17	39	50
Permanent differences and other	(4)	7	(2)
Income tax expense recognized in profit or loss	$560	$614	$291
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $64 million (2021: $40 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2022	2021	2020
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(113)	$(164)	$(219)
Cash flow hedges	(162)	(63)	63
Pension plan actuarial changes	(39)	(33)	31
Total income tax expense recognized directly in other comprehensive income	$(314)	$(260)	$(125)
Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 28.  PARTNERSHIP CAPITAL
As at December 31, 2022, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
On June 10, 2022, Brookfield Infrastructure completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split. Brookfield Infrastructure’s preferred units were not affected by the split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units as a result of the splits.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $240 million (2021: $206 million, 2020: $183 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively. Prior to the special distribution on March 30, 2020, the above thresholds were $0.2030 and $0.22, respectively.
The Holding LP has issued 193.6 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.
F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(a)Special and Limited Partnership Capital

	Special General Partner Units
MILLIONS, EXCEPT UNIT INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
MILLIONS, EXCEPT UNIT INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,074	457,901,280	$5,526	443,147,915	$5,495	440,295,677
Unit issuance	13	338,953	545	14,564,499	9	336,134
Conversions	5	140,082	3	188,866	22	2,516,104
Ending balance	$6,092	458,380,315	$6,074	457,901,280	$5,526	443,147,915
In November 2021, Brookfield Infrastructure issued 14.2 million units in public offerings in the U.S. and Canada. In total, $556 million of gross proceeds were raised through the issuance and $23 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued approximately 10.7 million Redeemable Partnership Units at the public offering price, net of commissions, to Brookfield for additional proceeds of $400 million.
As a result of the issuances during 2021, inclusive of equity raised as part of the IPL acquisition, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated.
During the year ended December 31, 2022, Brookfield Infrastructure did not repurchase units (2021: nil, 2020: less than 0.2 million for less than $0.1 million) and did not incur any commission costs (2021: $nil, 2020: less than $1 million).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2022, our partnership issued 0.3 million units for proceeds of $13 million (2021: 0.4 million units for proceeds of $12 million, 2020: 0.3 million units for proceeds of $9 million).
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2022 was 2.4 million (2021: 2.4 million, 2020: 2.4 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2022 was 458.1 million (2021: 445.1 million, 2020: 442.1 million).
Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Net income per limited partnership unit was $0.14 for the year ended December 31, 2022 (2021: $1.16, 2020: $0.23). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2022.
(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

MILLIONS, EXCEPT UNIT INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,728	193,587,223	$2,328	182,930,702	$2,328	182,930,702
Unit issuance	—	—	400	10,656,521	—	—
Ending balance	$2,728	193,587,223	$2,728	193,587,223	$2,328	182,930,702
In November 2021, Brookfield Infrastructure issued 10.7 million Redeemable Partnership Units to Brookfield for proceeds of $400 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2022 was 193.6 million (2021: 184.2 million, 2020: 182.9 million).
(c) Non-controlling interest—BIPC exchangeable shares

MILLIONS, EXCEPT SHARE INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$1,755	110,157,540	$(19)	67,441,451	$—	—
Unit issuance	—	—	128	3,210,037	—	—
Issued in conjunction with the acquisition of Inter Pipeline	—	—	1,642	38,985,604	—	—
Non-cash issuance	—	—	—	—	—	69,524,786
Conversions	2	410,131	4	520,448	(19)	(2,083,335)
Ending balance	$1,757	110,567,671	$1,755	110,157,540	$(19)	67,441,451
In November 2021, BIPC, a subsidiary of our partnership issued 3.2 million BIPC exchangeable shares in public offerings in the U.S. and Canada. In total, $134 million of gross proceeds were raised through the issuance and $6 million in equity issuance costs were incurred.
In October 2021, BIPC issued 12.1 million BIPC exchangeable shares for a fair value of $502 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 7, Acquisition of Business, for further details.
During August and September 2021, BIPC issued 26.9 million BIPC exchangeable shares for a fair value of $1,140 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 7, Acquisition of Businesses, for further details.
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
On March 31, 2020, BIPC, a subsidiary of our partnership, issued 69.5 million BIPC exchangeable shares to unitholders as part of the BIPC special distribution. The distribution resulted in no cash proceeds to the partnership. The BIPC exchangeable shares provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, the BIPC exchangeable shares are presented as a component of non-controlling interests. Refer to Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2022, BIPC exchangeable shareholders exchanged less than 0.1 million (2021: less than 0.1 million) BIPC exchangeable shares for less than $1 million of our units (2021: $1 million).
(d) Non-controlling interest—Exchangeable Units

MILLIONS, EXCEPT UNIT INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$408	7,015,032	$156	1,611,508	$159	1,854,239
Special distribution	—	—	—	—	—	190,038
Issuance of BIPC Exchangeable LP Units	—	—	259	6,112,838	—	—
Conversions	(7)	(550,213)	(7)	(709,314)	(3)	(432,769)
Ending balance	$401	6,464,819	$408	7,015,032	$156	1,611,508
During August, September and October 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 6.1 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 7, Acquisition of Businesses, and Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2022, Exchange LP unitholders exchanged 0.1 million (2021: 0.2 million, 2020: 0.4 million) Exchange LP Units for $2 million (2021: $2 million, 2020: $3 million) of our units.
During the year ended December 31, 2022, BIPC Exchangeable LP unitholders exchanged 0.4 million (2021: 0.6 million) BIPC exchangeable LP units for $5 million (2021: $5 million) of BIPC exchangeable shares.
On March 31, 2020, the partnership executed a special distribution of its Exchange LP units whereby each Exchange LP unitholder received one additional Exchange LP unit for every nine Exchange LP units held. The special distribution resulted in no cash proceeds to the partnership. In total, 0.2 million Exchange LP units were issued.
Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS	2022	2021	2020
Opening balance	$—	$—	$—
Issued for cash	293	—	—
Ending balance	$293	$—	$—
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f)    Preferred Unitholders’ Capital

MILLIONS, EXCEPT UNIT INFORMATION	2022		2021		2020
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$1,138	55,881,062	$1,130	57,867,650	$935	49,867,650
Units issued	—	—	194	8,000,000	195	8,000,000
Repurchased and cancelled	(220)	(11,979,750)	(186)	(9,986,588)	—	—
Ending balance	$918	43,901,312	$1,138	55,881,062	$1,130	57,867,650
During the year ended December 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity.
On September 30, 2021, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 5, for $206 million. Losses on redemption of $20 million were recognized directly in equity.
On January 21, 2021, our partnership issued 8 million Series 14 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.00% annually. In total, $200 million of gross proceeds were raised and $6 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects.
On September 21, 2020, our partnership issued 8 million Series 13 Preferred Units, at $25 per unit, with a quarterly fixed distribution of 5.125% annually. In total, $200 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred. Net proceeds of the issuance were used to finance or refinance eligible green projects.
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 29.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$1,015	$(1,562)	$37	$(14)	$39	$(36)	$973	$452
Other comprehensive income (loss)(1)	31	(168)	(2)	59	98	21	99	138
Equity issuance(2)	(108)	267	(8)	11	(12)	5	(157)	(2)
Other items(3)	(265)	—	—	—	—	—	—	(265)
Balance at December 31, 2021	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323
Other comprehensive income (loss)	101	(285)	88	31	—	13	289	237
Other items(4)	—	7	—	—	—	—	(86)	(79)
Balance at December 31, 2022	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$7	$(12)	$2	$1	$—	$—	$5	$3
Other comprehensive (loss) income(1)	—	(1)	—	—	—	—	1	—
Equity issuance(2)	(3)	5	(2)	(1)	1	—	(1)	(1)
Balance at December 31, 2021	$4	$(8)	$—	$—	$1	$—	$5	$2
Other comprehensive (loss) income	—	(1)	—	—	—	—	1	—
Balance at December 31, 2022	$4	$(9)	$—	$—	$1	$—	$6	$2

Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Losses	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$438	$(647)	$17	$(9)	$13	$(12)	$409	$209
Other comprehensive income (loss)(1)	13	(68)	(1)	25	40	8	41	58
Equity issuance(2)	(59)	99	(4)	8	—	(2)	(63)	(21)
Other items(3)	(109)	—	—	—	—	—	—	(109)
Balance at December 31, 2021	$283	$(616)	$12	$24	$53	$(6)	$387	$137
Other comprehensive income (loss)	43	(112)	37	12	—	5	122	107
Other items(4)	—	2	—	—	—	—	(36)	(34)
Balance at December 31, 2022	$326	$(726)	$49	$36	$53	$(1)	$473	$210
(d) Attributable to Non-controlling interest—BIPC exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$27	$28	$(6)	$22	$5	$(3)	$(11)	$62
Other comprehensive income (loss)(1)	11	(31)	—	10	15	4	21	30
Equity issuance(2)	165	(348)	13	(19)	10	(3)	209	27
Other items(3)	(42)	—	—	—	—	—	—	(42)
Balance at December 31, 2021	$161	$(351)	$7	$13	$30	$(2)	$219	$77
Other comprehensive income (loss)	25	(65)	21	7	—	3	69	60
Other items(4)	—	1	—	—	—	—	(20)	(19)
Balance at December 31, 2022	$186	$(415)	$28	$20	$30	$1	$268	$118

F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(e) Attributable to Non-controlling interest—Exchangeable units(5)

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2020	$4	$(1)	$—	$—	$—	$—	$2	$5
Other comprehensive income (loss)(1)	1	(1)	—	—	—	—	1	1
Equity issuance(2)	5	(22)	1	1	1	—	12	(2)
Balance at December 31, 2021	$10	$(24)	$1	$1	$1	$—	$15	$4
Other comprehensive income (loss)	1	(4)	1	—	—	—	4	2
Balance at December 31, 2022	$11	$(28)	$2	$1	$1	$—	$19	$6

(1)On May 24, 2021, Finance Bill 2021 in the U.K. became substantively enacted. As a result, effective April 2023, the U.K. tax rate will increase from 19% to 25%. During the year ended December 31, 2021, net income and accumulated other comprehensive income included $178 million and $90 million of deferred tax expenses, respectively, related to the rate change.
(2)In relation to the issuance of BIPC exchangeable shares and BIPC Exchangeable LP Units in connection with the acquisition of IPL, as well as the issuance of BIPC exchangeable shares, units and Redeemable Partnership Units in November 2021, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 7, Acquisition of Businesses and Note 28, Partnership Capital, for further details.
(3)In relation to the disposition of our smart meters business in the U.K., a 25% interest in our Canadian district energy operation and a 40% interest in our U.S. district energy operation, $416 million of accumulated other comprehensive (net of tax) of revaluation surplus gains were reclassified directly into retained earnings.
(4) In relation to the disposition of a 49% interest in its North American container terminal operation, $142 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 13, Investments in Associates and Joint Ventures, for further details.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 30.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Limited Partners	$(660)	$(608)	$(588)
General Partner(1)	(244)	(209)	(185)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(277)	(251)	(240)
BIPC exchangeable shares	(160)	(115)	(66)
Exchangeable units(2)	(11)	(7)	(4)
Preferred unitholders	(50)	(67)	(51)
Perpetual subordinated notes	(16)	—	—
Total Distributions	$(1,418)	$(1,257)	$(1,134)

	For the year ended December 31,
PER UNIT/SHARE(3)	2022	2021	2020
Limited Partners	$1.44	$1.36	$1.29
General Partner(1)	1.44	1.36	1.29
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1.44	1.36	1.29
BIPC exchangeable shares	1.44	1.36	1.29
Exchangeable units(2)	1.44	1.36	1.29
Preferred unitholders	1.06	1.05	0.97
Perpetual subordinated notes	1.28	—	—

(1)Distributions to the General Partner include $240 million of incentive distributions for the year ended December 31, 2022 (2021: $206 million, 2020: $183 million)
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(3)Historical per unit disclosures have been retroactively adjusted for the impact of the three-for-two split of our units, BIPC exchangeable shares, Exchange LP units and BIPC exchangeable LP units, and the special distribution. Refer to Note 28. Partnership Capital, for further details.
F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
For the period up until June 30, 2020, holders of the Series 1 Preferred Units, received a cumulative quarterly fixed distribution at an annual rate of 4.50% (C$0.2813 per unit per quarter). On June 1, 2020, our partnership announced the fixed distribution rate reset on its Series 1 Preferred Units for the five years commencing July 1, 2020 and ending June 30, 2025 at 3.974% (C$0.2484 per unit per quarter). Subsequent to year end, our partnership announced the fixed distribution rate reset on its Series 9 Preferred Units for the five years commencing April 1, 2023 and ending March 31, 2028. If declared, the fixed quarterly distributions on the Series 9 Preferred Units during the five years commencing April 1, 2023 will be paid at an annual rate of 6.642% (C$0.415125 per unit per quarter).
NOTE 31.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank and customs guarantees and letters of credit outstanding to third parties totaling $462 million (2021: $474 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 32.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual commitments which include commitments relating to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, service agreements for the purchase and transportation of core utilities at our Canadian diversified midstream operation and leases associated with our U.S. data center operation, Indian telecom towers operation, North American rail operation and Canadian diversified midstream operation. As at December 31, 2022, our partnership had $5,313 million (2021: $8,376 million) of commitments outstanding, of which 13% mature in less than one year, 35% between two and five years, and 52% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
NOTE 33.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2022 was $26 million (2021: $37 million, 2020: $38 million). The discount rate used was 4.5% (2021: 2.3%, 2020: 1.72%) with a rate of compensation of 2.4% (2021: 2.6%, 2020: 2.3%).

US$ MILLIONS	2022	2021
Plan assets	$654	$934
Less accrued benefit obligation	(679)	(1,126)
Accrued benefit liability (1)	$(25)	$(192)

(1)Primarily presented within Other liabilities’ of the consolidated statements of financial position. Refer to Note 18, Accounts Payable and Other for further details.
NOTE 34.  RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $1 million were incurred during the year ended December 31, 2022 (2021: $1 million, 2020: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $421 million for the year ended December 31, 2022 (2021: $394 million, 2020: $302 million). As of December 31, 2022, $91 million was outstanding as payable to the Service Providers (December 31, 2021: $108 million).
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
As of December 31, 2022, Brookfield Infrastructure had a loan payable of $25 million to subsidiaries of Brookfield (December 31, 2021: $26 million). The loan is payable in full prior to the end of 2024 with an interest rate of 1.7%.
F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2022, our net deposit from Brookfield was $nil (December 31, 2021: $nil) and Brookfield Infrastructure incurred interest expense of less than $4 million for the year ended December 31, 2022 (2021: $3 million, 2020: $1 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2022, there were no (December 31, 2021: $nil) borrowings outstanding.
As at December 31, 2022, Brookfield Infrastructure had approximately $160 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2021: $51 million) and approximately $0.7 billion of net payables to subsidiaries of Brookfield (December 31, 2021: $0.6 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the year ended December 31, 2022, revenues of $8 million were generated (2021: $10 million, 2020: $12 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the year ended December 31, 2022, expenses of $144 million were incurred (2021: $37 million, 2020: $2 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million (December 31, 2021: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. Subsequent to year end, on February 28, 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.
NOTE 35.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2022 and 2021 were as follows:

US$ MILLIONS	Note	2022	2021
Foreign exchange contracts	(a)	$2,912	$4,383
Interest rates swaps and other	(b)	9,543	10,095
Commodity contracts		115	424
		$12,570	$14,902
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2022 and 2021:

US$ MILLIONS	Unrealized Gains During 2022	Unrealized Losses During 2022	Net Change During 2022	Net Change During 2021
Foreign exchange derivatives	$130	$(11)	$119	$100
Interest rate and other derivatives	643	(131)	512	298
Commodity derivatives	52	(16)	36	(43)
	$825	$(158)	$667	$355
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2022 and 2021.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2022	2021	2022	2021
Foreign exchange contracts
British pounds	$868	$1,871	$1.30	$1.35
Canadian dollars	553	679	0.79	0.75
Australian dollars	494	642	0.71	0.73
European Union euros	328	367	1.14	1.21
Indian rupees	25	216	0.012	0.013
Colombian pesos	15	27	0.0002	0.0002
Peruvian soles	9	9	0.26	0.26
Other(1)	620	572	—	—
	$2,912	$4,383

(1)Includes foreign exchange contracts at our operating subsidiaries intended to offset the risk associated with non-recourse borrowings in currencies other than the functional currency of the underlying operation, primarily in USD.
F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(b)Interest Rates
At December 31, 2022, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $9,543 million (2021: $10,095 million). Our partnership has an aggregate notional amount of $4,064 million floating interest rate derivatives that are benchmarked against the LIBOR, $738 million floating interest rates derivatives that are benchmarked against the bank bill swap rate, $1,911 million floating interest rates derivatives that are benchmarked against the CDOR and $734 million floating interest rates derivatives that are benchmarked against the SOFR.
It is currently expected that the Secured Overnight Financing Rate will replace US$ LIBOR prior to June 30, 2023. As at December 31, 2022, this reform has resulted in no material economic impact on our partnership’s floating rate borrowings.
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2022 and the comparative notional amounts at December 31, 2021, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2022				2021
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$1,186	$821	$—	$2,007	$2,103
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	81	639	—	720	686
Commodity contracts	106	9	—	115	424
	$1,373	$1,469	$—	$2,842	$3,213
Elected for hedge accounting
Foreign exchange derivatives	$114	$318	$473	$905	$2,280
Interest rate derivatives
Interest rate and cross currency interest rate swaps	1,712	5,939	1,172	8,823	9,409
	$1,826	$6,257	$1,645	$9,728	$11,689
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2022 and 2021 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

	2022			2021
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$9,308	$529	$1	$9,981	$288	$28
Net investment hedges	420	235	—	1,708	62	(14)
	$9,728	$764	$1	$11,689	$350	$14
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
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2021. Our non-recourse borrowings have increased due to recently completed acquisitions while maintaining our consolidated net debt to capitalization ratio consistent with the prior year.
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2022	2021
Corporate borrowings	$3,666	$2,719
Non-recourse borrowings	26,567	26,534
Subsidiary and corporate borrowings	30,233	29,253
Preferred shares	20	20
Cash and cash equivalents(1)	(2,117)	(1,924)
Consolidated net debt	28,136	27,349
Total partnership capital	25,554	26,391
Total capital and consolidated net debt	$53,690	$53,740
Consolidated net debt to capitalization ratio	52%	51%

(1)Includes current marketable securities.
The Board, along with senior management of the Service Providers, reviews Brookfield Infrastructure’s capital structure and as part of this review, considers the cost of capital and the risk associated with each class of capital.
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2022	2021
Corporate cash and financial assets	$891	$683
Availability under committed credit facilities(2)	3,100	3,475
Commercial paper	(464)	(431)
Draws on credit facility	(96)	—
Commitments under credit facility	(12)	(12)
Corporate liquidity	$3,419	$3,715

(1)Liquidity managed by Brookfield Infrastructure L.P. and affiliated corporate entities.
(2)Includes a $2.1 billion (2021: $2.0 billion) committed corporate credit facility and a $1 billion (2021: $500 million) credit facility with Brookfield. Prior year availability included a $1 billion syndicated revolving credit facility, which matured on April 14, 2022. Refer to Note 20, Borrowings, for further details.
Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2022
US$ MILLIONS
Accounts payable and other liabilities	$3,413	$49	$12	$160	$3,634
Corporate borrowings	464	517	428	2,280	3,689
Non-recourse borrowings(1)	2,605	2,727	10,972	10,431	26,735
Financial liabilities	390	28	21	1,628	2,067
Lease liabilities	441	392	1,079	2,543	4,455

Interest Expense:
Corporate borrowings(2)	144	130	368	1,128	1,770
Non-recourse borrowings	1,244	1,093	2,475	2,940	7,752

(1)As of December 31, 2022, approximately $31 million of debt was in breach of asset-level financial covenants. We anticipate being able to refinance or obtain waivers from our financial institutions and accordingly presented the debt in the contractually obligated year of maturity.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The Treasury Policy provides written principles on the use of financial derivatives. With respect to its treasury policy, the Service Providers performs the monitoring, review and approval role and report to the Board on a regular basis.
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2022, the balance of the portfolio was $1,007 million (2021: $588 million), a 10% change in the value of the portfolio would impact our equity by $101 million and result in an impact on our comprehensive income of $101 million.
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
To achieve these objectives, in general terms, Brookfield Infrastructure’s funding mix comprises both fixed and floating rate debt. Fixed rate debt is achieved either through fixed rate debt funding or through the use of financial derivative instruments. In addition, where possible, interest rate risk is minimized by matching the terms of interest rate swap contracts in regulated businesses to the term of the rate period, thus providing natural hedges.
Brookfield Infrastructure F-103

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The sensitivity analyses below reflect Brookfield Infrastructure’s exposure to interest rates for both derivative and non-derivative instruments at the reporting date, assuming that a 50 basis point increase or decrease in rates takes place at the beginning of the financial year and is held constant throughout the reporting period. The sensitivity analyses assume a 50 basis point change to reflect the current methodology employed by Brookfield Infrastructure in assessing interest rate risk. Such parallel shift in the yield curve by 50 basis points would have had the following impact, assuming all other variables were held constant:

	2022
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$8	$(8)
Other comprehensive income (loss) to the partnership(1)	2	(2)

(1)Includes net income and other comprehensive income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
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
F-104 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2022 and 2021:

2022
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$2,365	$335	$653	$737	$962	$72	$200	$127	$1,150	$85	$6,686
Non-current assets	14,133	4,299	8,092	4,489	21,977	1,190	989	1,202	9,288	624	66,283
	$16,498	$4,634	$8,745	$5,226	$22,939	$1,262	$1,189	$1,329	$10,438	$709	$72,969
Liabilities:
Current liabilities	$2,715	$320	$1,169	$494	$2,063	$40	$151	$10	$1,325	$90	$8,377
Non-current liabilities	10,230	1,701	4,663	3,026	11,765	142	535	616	6,226	134	39,038
	12,945	2,021	5,832	3,520	13,828	182	686	626	7,551	224	47,415
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(668)	525	536	313	846	239	15	30	305	122	2,263
Non-controlling interest—BIPC exchangeable shares	(380)	299	305	178	482	136	9	17	174	69	1,289
Non-controlling interest—Exchangeable units(1)	(22)	17	17	10	27	8	—	1	10	4	72
Non-controlling interest—Other(2)	6,217	518	776	460	5,737	128	442	584	1,669	—	16,531
Net investment attributable to limited partners and general partner	$(1,594)	$1,254	$1,279	$745	$2,019	$569	$37	$71	$729	$290	$5,399
Brookfield Infrastructure F-105

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

2021
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$1,446	$394	$582	$772	$775	$67	$216	$98	$463	$83	$4,896
Non-current assets	13,142	3,688	8,831	5,848	22,576	1,272	1,061	1,132	10,836	679	69,065
	$14,588	$4,082	$9,413	$6,620	$23,351	$1,339	$1,277	$1,230	$11,299	$762	$73,961
Liabilities:
Current liabilities	$2,174	$462	$792	$1,307	$2,743	$40	$161	$17	$857	$108	$8,661
Non-current liabilities	9,292	1,656	5,228	2,931	11,531	154	522	561	6,876	158	38,909
	11,466	2,118	6,020	4,238	14,274	194	683	578	7,733	266	47,570
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(463)	363	664	391	703	254	21	28	323	124	2,408
Non-controlling interest—BIPC exchangeable shares	(264)	206	377	222	400	145	12	16	184	71	1,369
Non-controlling interest—Exchangeable units(1)	(16)	13	23	14	25	9	1	1	11	4	85
Non-controlling interest—Other(2)	4,967	518	749	825	6,275	132	512	541	2,277	—	16,796
Net investment attributable to limited partners and general partner	$(1,102)	$864	$1,580	$930	$1,674	$605	$48	$66	$771	$297	$5,733

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(2)Includes non-controlling interest attributable others in operating subsidies, preferred unitholders and perpetual subordinated notes.

F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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

	Impact on Net Income to the Partnership(1)
	2022		2021		2020
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$7	$(7)	$9	$(9)	$4	$(4)
USD/EUR	(1)	1	1	(1)	2	(2)
USD/GBP	8	(8)	11	(11)	5	(5)
USD/CLP	—	—	(1)	1	(1)	1
USD/COP	1	(1)	1	(1)	1	(1)
USD/BRL	17	(17)	18	(18)	15	(15)
USD/CAD	21	(21)	13	(13)	4	(4)
USD/INR	—	—	—	—	(3)	3
USD/NZD	2	(2)	—	—	(1)	1

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.

	Impact on Partnership Capital
	2022		2021
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$106	$(106)	$32	$(32)
USD/GBP	79	(79)	27	(27)
USD/COP	—	—	6	(6)
USD/BRL	125	(125)	154	(154)
USD/CAD	37	(37)	69	(69)
USD/PEN	11	(11)	10	(10)
USD/INR	34	(34)	49	(49)

Brookfield Infrastructure F-107

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
NOTE 37.  CAPITAL MANAGEMENT
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

US$ MILLIONS	2022	2021
Partnership Capital	$25,554	$26,391
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(15,320)	(15,658)
Deficit	3,422	2,520
Accumulated other comprehensive income	(817)	(543)
Ownership changes	(558)	(515)
Invested Capital	$12,281	$12,195
F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
The following table presents the change in Invested Capital during year ended December 31, 2022 and 2021:

	For the year ended December 31,
US$ MILLIONS	2022	2021
Opening balance	$12,195	$9,213
Net (redemption) issuance of preferred units	(220)	8
Issuance of perpetual subordinated notes	293	—
Issuance of limited partnership and redeemable partnership units, net of redemptions	13	945
Issuance of BIPC exchangeable shares	—	1,770
Issuance of BIPC exchangeable LP Units	—	259
Ending balance	$12,281	$12,195
Weighted Average Invested Capital(1)	$12,270	$10,076
(1)     For the purposes of calculating Weighted Average Invested Capital for the year ended December 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022.

NOTE 38.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Interest paid	$1,638	$1,074	$985
Income taxes paid	$364	$262	$172
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2022	2021	2020
Accounts receivable	$(445)	$(190)	$284
Prepayments	(117)	(11)	(415)
Accounts payable and other	(342)	(323)	(89)
Changes in non-cash working capital, net(1)	$(904)	$(524)	$(220)

(1)During the year ended December 31, 2022, changes in non-cash working capital include a $0.3 billion (2021: $0.3 billion, 2020: $0.3 billion) reduction to cash related to the impact of finance lease receivables signed at our North American residential energy infrastructure operation. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are more than offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

NOTE 39.  SUBSEQUENT EVENTS
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, and acquired all the issued and outstanding shares of HomeServe for £12 per share or approximately $1.2 billion (HomeServe consortium total of approximately $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.
F-110 Brookfield Infrastructure