Form 20-F
period 2023-12-31
Brookfield Infrastructure Partners L.P.
filed 2024-03-18
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2023
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

461,343,972 Limited Partnership Units as of December 31, 2023
4,989,265 Class A Preferred Limited Partnership Units, Series 1 as of December 31, 2023
4,989,262 Class A Preferred Limited Partnership Units, Series 3 as of December 31, 2023
7,986,595 Class A Preferred Limited Partnership Units, Series 9 as of December 31, 2023
9,936,190 Class A Preferred Limited Partnership Units, Series 11 as of December 31, 2023
8,000,000 Class A Preferred Limited Partnership Units, Series 13 as of December 31, 2023
8,000,000 Class A Preferred Limited Partnership Units, Series 14 as of December 31, 2023
1 General Partner Unit as of December 31, 2023

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
•“audit committee” are to the audit committee of our board;
•“AUM” are to assets under management;
•“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;
•“BIPC” are to Brookfield Infrastructure Corporation;
•“BIPC Exchange LP” are to Brookfield Infrastructure Corporation Exchange Limited Partnership, a subsidiary of our partnership;
•“BIPC Exchangeable LP Units” are to the exchangeable units of BIPC Exchange LP, which were issued in connection with the acquisition by our partnership and our institutional partners of Inter Pipeline Ltd. (“IPL”, “Inter Pipeline”, or “Canadian diversified midstream operation”), and which provide holders with economic terms that are substantially equivalent to BIPC exchangeable shares and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares;
•“BIPC exchangeable shares” are to class A exchangeable subordinate voting shares in the capital of BIPC;
•“board” are to the board of directors of our General Partner;
•“Brookfield” are to Brookfield Corporation and any affiliate of Brookfield Corporation, other than our group and, unless the context otherwise requires, includes Brookfield Asset Management;
•“Brookfield Accounts” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Asset Management” are to Brookfield Asset Management Ltd.;
•“Brookfield Holders” are to Brookfield, Brookfield Reinsurance and their related parties;
Brookfield Infrastructure 1

•“Brookfield Personnel” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Reinsurance” are to Brookfield Reinsurance Ltd. and any subsidiary of Brookfield Reinsurance Ltd., as the context requires;
•“BUUK” are to BUUK Infrastructure No 1 Limited;
•“class B shares” are to the class B multiple voting shares in the capital of BIPC;
•“class C shares” are to the class C non-voting shares in the capital of BIPC;
•“CODM” are to the Chief Operating Decision Maker;
•“CRA” are to the Canada Revenue Agency;
•our “current operations” are to the businesses in which we hold an interest as described in Item 4.B “Business Overview”;
•our “data operations” are to our interest in our data transmission and distribution businesses in Asia-Pacific, Europe, and North America and data storage operations in the Americas, Europe, and the Asia Pacific, as described in Item 4.B “Business Overview—Our Operations—Data —Overview”;
•our “midstream operations” are to our interest in our North American gas storage operation, our Canadian natural gas gathering and processing operation and our Canadian diversified midstream operation, as described in Item 4.B “Business Overview—Our Operations—Midstream—Overview”;
•“Enercare” are to Enercare Inc.;
•“ESG” are to environmental, social and governance;
•“Exchange LP” are to Brookfield Infrastructure Partners Exchange L.P., a subsidiary of our partnership;
•the “Exchange LP Units” are to the exchangeable units of Exchange LP, which were issued in connection with our partnership’s acquisition of an effective 30% interest in Enercare, and which provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units;
•“Exchangeable units” are to, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” are to Brookfield’s ownership in our partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares and BIPC Exchangeable LP Units;
•our “General Partner” are to Brookfield Infrastructure Partners Limited, which serves as our partnership’s general partner;
•“GTAs” are to inflation-adjusted gas transportation agreements;
•“Holding Entities” are to certain subsidiaries of the Holding LP, from time-to-time, through which we hold all of our interests in the operating entities;
2 Brookfield Infrastructure

•the “Holding LP” are to Brookfield Infrastructure L.P.;
•“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;
•“IRS” are to the Internal Revenue Service;
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
•“Licensing Agreements” are to the licensing agreements described in Item 7.B “Related Party Transactions—Relationship with Brookfield - Licensing Agreements”;
•our “Limited Partnership Agreement” are to the amended and restated limited partnership agreement of our partnership, as amended from time to time;
•the “managing general partner” are to our partnership in its capacity as managing general partner of the Holding LP and “Managing General Partner Units” refers to the units of the Holding LP that our partnership holds in such capacity;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of February 29, 2024, among the Service Recipients, Brookfield Corporation, the Service Providers and others, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;
•“Merger Transaction” are to our acquisition of the ownership interests in Prime that were not already held by us, which was completed on December 8, 2010;
•“nominating and governance committee” are to the nominating and governance committee of the board;
•“Non-U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”;
•“NYSE” are to the New York Stock Exchange;
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
•“PSG” are to Brookfield’s Public Securities Group;
Brookfield Infrastructure 3

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
•“Redeemable Partnership Unit” are to a limited partnership unit of the Holding LP that has the rights of the Redemption-Exchange Mechanism. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement”;
•“Related-Party Investor” have the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties — Investments by the Related-Party Investor”;
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Providers and Brookfield Corporation, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
•“SEDAR+” are to the System for Electronic Data Analysis and Retrieval at www.sedarplus.ca;
•the “Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited, Brookfield Private Capital (DIFC) Limited and, unless the context otherwise requires, includes any other affiliate of Brookfield Corporation that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to our partnership, the Holding LP, certain of the Holding Entities, BIPC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“SOFR” are to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York;
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
4 Brookfield Infrastructure

•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, Australian export terminal operations, port operations in the United States, the U.K., and Australia, global intermodal logistics operations, and toll road operations in Brazil and Peru, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
•“Treasury Regulations” are to the U.S. Treasury Regulations promulgated under the U.S. Internal Revenue Code;
•“TSX” are to the Toronto Stock Exchange;
•our “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively;
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”;
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
•our “utilities operations” are to our interests in electricity transmission operations in Brazil, our natural gas distribution operation in North America, Colombia, and India, our European regulated distribution operation in the U.K., and our European, North American, and Australian residential infrastructure operations, as described in Item 4.B “Business Overview—Our Operations—Utilities—Overview”; and
Brookfield Infrastructure 5

•“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions— Voting and Veto Agreements”.
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
FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements and information relate to, among other things, our business, operations, objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates and anticipated events or trends. In some cases, you can identify forward-looking statements and information by terms such as “anticipate,” “believe,” “could,” “estimate,” “likely,” “expect,” “intend,” “may,” “continue,” “plan,” “potential,” “objective,” “tend,” “seek,” “target,” “foresee,” “aim to,” “outlook,” “endeavor,” “will,” “would” and “should” or the negative of those terms or other comparable terminology. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
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
Factors that could cause our actual results to differ materially from those contemplated or implied by the forward-looking statements and information in this annual report on Form 20-F include, without limitation:
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
6 Brookfield Infrastructure

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
Brookfield Infrastructure 7

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
•changes in tax law and practice;
•general economic conditions and risks relating to the economy, including geopolitical concerns such as trade conflict and civil unrest, unfavorable changes in interest rates, political and economic policies, inflation and volatility in financial markets, as well as variable economic conditions in the markets where we operate;
8 Brookfield Infrastructure

•increasing political uncertainty, which may impact our ability to expand in certain markets;
•adverse changes in currency exchange rates;
•potential unavailability of credit on favorable terms, or at all;
•potential unfavorable changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•exposure to uninsurable losses and force majeure events;
•labor disruptions and economically unfavorable collective bargaining agreements;
•exposure to occupational health and safety related accidents;
•high levels of government regulation upon many of our operating entities, including with respect to rates set for our regulated businesses;
•our infrastructure business is at risk of becoming involved in disputes, possible litigation and governmental investigations;
•our ability to finance our operations due to the status of the capital markets;
•changes in our credit ratings;
•our operations may suffer a loss from fraud, bribery, corruption, sanctions violations or other illegal acts;
•new regulatory initiatives related to Environmental, Social and Governance (“ESG”) and/or sustainability;
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
Brookfield Infrastructure 9

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
We prepare our financial statements in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures. To measure liquidity, we focus on debt attributable to the partnership and net debt.
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
10 Brookfield Infrastructure

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
Brookfield Infrastructure 11

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
•Risks relating to impact of alternative technologies on our business.
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
•Risks relating to our use of technology and cyber-security attacks.
•Risks relating to increasing environmental legislation and the broader impacts of climate change.
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.
•Risks relating to tolling and revenue collection systems.

12 Brookfield Infrastructure

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
•Risks relating to our Master Services Agreement, our organizational and ownership structure and our other arrangements with Brookfield and the Service Providers.
•Risks relating to breaches of the information barrier and related internal controls by Brookfield and/or Oaktree and other affiliates.
•Risks relating to our inability to terminate our Master Services Agreement.
•Risks relating to the limited liability of the Service Providers to our partnership and the other Service Recipients.

Risks Relating to Our Partnership Structure
•Risks relating to our use of leverage and indebtedness, including compliance with any covenants that could restrict our ability to engage in certain types of activities or to make distributions to equity holders.
•Risks relating to the acquisition or disposition of distressed companies which may subject us to increased risks, including the incurrence of additional legal or other expenses.
•Risks relating to our partnership being a holding entity and our reliance on the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.
•Risks relating to future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares), or the perception of such sales or issuances.
•Risks relating to being deemed an “investment company” under the Investment Company Act.
•Risks relating to our partnership being an “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” under U.S. securities laws.
•Risks relating to our failure to maintain effective internal controls.
Risks Relating to Our Units and Preferred Units
•Risks related to our unitholders and preferred unitholders not having a right to vote on partnership matters or to take part in the management of our partnership.
•Risks related to the market price and volatility of our units and preferred units (or securities exchangeable into our units, including the BIPC exchangeable shares).
•Risks related to the issuance of additional units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares).
•Risks related to foreign currency associated with Brookfield Infrastructure’s distributions to non-U.S. unitholders.
•Risks relating to the ability to enforce service of process and enforcement of judgments against us and the directors and officers of our General Partner and the Service Providers.
•Risks related to our ability to continue paying comparable or growing cash distributions to our unitholders.
Brookfield Infrastructure 13

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
•Risks relating to fraud, bribery, corruption, sanctions violations, other illegal acts, inadequate or failed internal processes or systems, or from external events.
•Risks relating to contractual disputes and litigation.
•Risks relating to new ESG and/or sustainability regulatory initiatives.
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
Some of our operations are critically linked to the transport or production of key commodities. For example, the Australian export terminal operation that our partnership holds an interest in relies on demand for coal exports, our Australian rail operation relies on demand for iron ore for steel production and our American gas transmission operations rely on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and, in some cases, contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.
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
We currently have a significant amount of committed backlog. We can provide no assurance that we will be able to complete these capital projects on time or within budget. In addition, we are pursuing a number of other organic growth opportunities that are not yet committed. Accordingly, we can provide no assurance that these projects will materialize on the terms currently contemplated, or at all.
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
Brookfield Infrastructure 17

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
18 Brookfield Infrastructure

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
20 Brookfield Infrastructure

While our strategy is to structure these arrangements to afford our partnership certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide our partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which we do not agree or a management team may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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
Brookfield Infrastructure 21

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

While supply chain disruptions that occurred in recent years did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.

Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.

Our business relies on the use of technology, and as a result, we may be exposed to cyber-security attacks.
Our business places significant reliance on information systems and other technology. This technology includes our computer systems used for information storage, processing, administrative and commercial functions and the operating plant and equipment used by our assets, including that on our toll roads, in our electricity transmission systems, data centers, regulated terminal operations, ports, rail networks, and by our electricity and gas distribution companies. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners, third-party service providers and regulatory agencies are also important to our operations. Our business relies on this technology functioning as intended.
Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us. We rely heavily on certain financial, accounting, communications and other data processing systems. We collect, store and use large amounts of sensitive information, including personally identifiable information, through our information technology systems.
22 Brookfield Infrastructure

Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such systems. We may in the future be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology security, noting the increasing frequency, sophistication and severity of these kinds of incidents. In particular, our information technology systems may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources including internal actors or unknown third parties. Further, unauthorized parties may also gain physical access to our facilities and infiltrate our information systems or attempt to gain access to information and data.
The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
In addition, the operating equipment used by our assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems.
Brookfield Infrastructure 23

We are reliant on third party service providers for certain aspects of our business, including for certain information systems and technology platforms, trustee services, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. These risks could increase as vendors increasingly offer cloud-based software services rather than software services that can be operated within our own data centers. These risks also increase to the extent we engage with vendors and third-party service providers in jurisdictions with which we are not familiar. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us. Although we are continuing to develop measures to ensure the integrity of our systems, we can provide no assurance that our efforts or those of third-party service providers will be successful in protecting our systems and preventing or ameliorating damage from such a cyber incident.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation ("GDPR") sets out data protection rules for individuals that are residents of the European Union (“E.U.”). GDPR imposes stringent rules and penalties for non- compliance. Other countries where we operate are enacting or amending data protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.

Many of our operations depend on relevant contractual arrangements.
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated transmission operation during 2023. As this accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer.
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
24 Brookfield Infrastructure

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
Brookfield Infrastructure 25

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
26 Brookfield Infrastructure

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties.”
Among others, we may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references in this Item 3.D “Risk Factors” to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
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
Brookfield Infrastructure 27

Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
As of December 31, 2023, the Brookfield Holders beneficially own, collectively, directly or indirectly, 207,999,242 of our units, assuming exchange of 190,299,956 Redeemable Partnership Units of the Holding LP that are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism and exchange of 13,012,789 BIPC exchangeable shares beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns 0.37% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
Brookfield Infrastructure 29

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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between our partnership, our unitholders and our preferred unitholders, on one hand, and Brookfield and BIPC, on the other hand. For example, while the BIPC board generally mirrors the board of the General Partner, BIPC’s board of directors includes an additional non-overlapping board member to assist BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with our partnership. Mr. John Mullen currently serves as the non-overlapping member of BIPC’s board of directors. In certain instances, the interests of Brookfield or BIPC may differ from the interests of our partnership, our preferred unitholders and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by our partnership, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to our partnership, our unitholders and our preferred unitholders.
30 Brookfield Infrastructure

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. BIPC is responsible for paying, or reimbursing us, for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients, exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.
Our General Partner, the sole shareholder of which is a subsidiary of Brookfield Corporation, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our group, it may create an incentive for Brookfield to increase or maintain the market value of our group over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through the Brookfield Holders’ ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, the Brookfield Holders collectively have an effective economic interest in our partnership of approximately 26.6%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchangeable units and BIPC exchangeable shares) and therefore Brookfield may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.
Brookfield Infrastructure 31

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
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our partnership and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our partnership, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, activities by an Oaktree Account and/or another Brookfield Account could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”.
32 Brookfield Infrastructure

Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers have been implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and Oaktree may decide, at any time and without notice to our partnership or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our partnership and/or Brookfield Accounts that we are invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our partnership and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our partnership and/or Brookfield Accounts that we are invested in.
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
Brookfield Infrastructure 33

Our General Partner may be unable or unwilling to terminate the Master Services Agreement.
The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. Our General Partner cannot terminate the agreement for any other reason, including if the Service Providers or Brookfield Corporation experiences a change of control, or due solely to the poor performance or under-performance of Brookfield Infrastructure’s operations or assets, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of Brookfield Corporation, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreements”.
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
34 Brookfield Infrastructure

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
Brookfield Infrastructure 35

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
The sale or issuance of our units, preferred units, BIPC exchangeable shares or other securities exchangeable into our units, or the exchange of Exchangeable units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. In addition, we may also issue additional units or other securities as consideration for acquisitions. We are also required to issue additional units upon exchange of BIPC exchangeable shares. There are 131,894,608 BIPC exchangeable shares outstanding as of March 14, 2024, each of which may be exchanged for our units in accordance with their terms. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.
Brookfield Infrastructure 37

Our partnership is not, and does not intend to become, regulated as an investment company under the Investment Company Act (and similar legislation in other jurisdictions) and, if our partnership was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our partnership has not been and does not intend to become regulated as an investment company and our partnership intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose. Moreover, if anything were to happen which causes our partnership to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of our partnership and the Holding Entities, the amendment of our Limited Partnership Agreement or the termination of our partnership, any of which could materially adversely affect the value of our units and preferred units. In addition, if our partnership were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our units and preferred units.
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
38 Brookfield Infrastructure

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though the Brookfield Holders currently collectively have an effective economic interest in our partnership of approximately 26.6%, on a fully-exchanged basis, as a result of ownership of our units, the Redeemable Partnership Units and BIPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our units and preferred units.
As a public partnership in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries are, and potential future acquisitions will be, private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units and preferred units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Brookfield Infrastructure 39

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
The market price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units and securities exchangeable into units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; market prices of other securities; our strategic actions and changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; changes in stock market analyst recommendations or earnings estimates regarding our units or the securities of other issuers that are comparable to our partnership or are in the industries that our operating entities serve; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of our units, preferred units or securities exchangeable for our units (including the BIPC exchangeable shares); loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares).
40 Brookfield Infrastructure

We may need additional funds in the future and we may issue additional units, preferred units or securities exchangeable into our units (including the BIPC exchangeable shares) in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders and preferred unitholders.
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including the BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. As of March 14, 2024, there are 131,894,608 BIPC exchangeable shares outstanding, each of which may be exchanged for our units in accordance with their terms.
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
Brookfield Infrastructure 41

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
42 Brookfield Infrastructure

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

Brookfield Infrastructure 43

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

44 Brookfield Infrastructure

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
Brookfield Infrastructure 45

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
46 Brookfield Infrastructure

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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company” (“PFIC”). Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2024. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.
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
48 Brookfield Infrastructure

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
Brookfield Infrastructure 49

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
A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would
Brookfield Infrastructure 51

otherwise be payable under Part I of the Tax Act by such non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP.
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
Brookfield Infrastructure 53

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
Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”), and a first home savings account (“FHSA”), each as defined in the Tax Act. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” (as defined in the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our partnership for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in our partnership. Unitholders who hold our units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
54 Brookfield Infrastructure

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
Brookfield Infrastructure 55

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
The demand for services provided by our operating entities are, in part, dependent upon and correlated to general economic conditions and economic growth of the regions applicable to the relevant asset and are also subject to global economic trends. Poor economic conditions or lower economic growth in a region or regions may, either directly or indirectly, reduce demand for the services provided by an asset.
Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact the revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could also materially impact the valuation of our units and preferred units.
In addition, we may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future. These uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations) and pandemics or other severe public health events, that have contributed and may continue to contribute to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in potential higher costs of conducting business. In addition, our business and results of operations are subject to risks resulting from
56 Brookfield Infrastructure

the political and economic policies of China. Trade disputes between other countries and China, or changes in laws and policies in China such as the imposition of import and export duties, quotas and tariffs, restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad, could impact our business, financial condition and results of operations.
Inflationary pressures could adversely impact our businesses.
Our operating businesses may be impacted by rising inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating businesses. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
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
Brookfield Infrastructure 57

lifted measures or putting in place additional restrictions and the pace, availability, distribution, acceptance and effectiveness of vaccines. Such developments, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.
In addition, the potential effects of the outbreak of a contagious disease or future public health crises on our employees or the employees of our operating companies or other companies with which we and they do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
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
58 Brookfield Infrastructure

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
Our financial condition and results of operations could also be affected by changes in economic or other government policies or other political or economic developments in each country or region, as well as regulatory changes or administrative or market practices over which we have no control such as: the regulatory environment related to our business operations, concession agreements and periodic regulatory resets; interest rates; benchmark interest rate reforms; currency fluctuations; exchange controls and restrictions; inflation; tariffs; liquidity of domestic financial and capital markets; policies relating to climate change or policies relating to tax; and other political, social, economic, and environmental and occupational health and safety developments that may occur in or affect the countries in which our operating entities are located or conduct business or the countries in which the customers of our operating entities are located or conduct business or both.
In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, in the case of our utility, transport and midstream operations, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our transport and midstream operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us. For example, the withdrawal of the United Kingdom from the European Union and military tensions and conflict in Eastern Europe and the Middle East has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe, the Middle East or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.

Brookfield Infrastructure 59

Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm and we may also be subject to various governmental investigations.

We, from time to time, may be subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties both domestically and in respect of operations abroad, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), various federal and state corruption laws, and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010, the Canadian Corruption of Foreign Public Officials Act (“CFPOA”) and the Brazilian Clean Company Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.

The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately and fairly reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the CFPOA, as well as other applicable anti-bribery and corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. The policies and procedures we have implemented to comply with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by us or our operating businesses.

60 Brookfield Infrastructure

We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing investors, finding new investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada), the United Nations Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Canada) and E.U. sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.

In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the United States Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the E.U. has adopted an E.U.-wide mechanism to screen foreign investment on national security grounds and most E.U. member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal E.U. market.

Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on us or our portfolio companies. These laws could also negatively impact our fundraising and syndication activities by causing us to exclude or limit certain investors or co-investors for our transactions. Moreover, these laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.

Brookfield Infrastructure 61

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
Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, many components of our Peruvian toll roads are not insured or not fully insured against losses from earthquakes and our North American gas transmission operation and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.
For example, our regulated energy transmission and distribution businesses generate revenue based on the volume transmitted through their systems. Weather that deviates materially from normal conditions could impact these businesses. A number of our businesses may be adversely impacted by extreme weather. Our Australian rail operation transports grain on its system, for which it is contracted on a volume basis. A drought could have a material negative impact on revenue from grain transportation.
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
62 Brookfield Infrastructure

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
Brookfield Infrastructure 63

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.
Our financing strategy may involve the issuance of partnership level equity, the issuance of corporate debt and/or the issuance of BIPC exchangeable shares.
We have corporate debt and limited recourse project level debt, the majority of which is non-recourse that will need to be replaced from time to time. Our financings may contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our capital markets flexibility. As such, a number of risks arise with respect to refinancing our existing indebtedness, including, among other factors, dependence on continued operating performance of our assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of our credit risk, and perceived environmental and social governance risk, at such time. In addition, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness.
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

64 Brookfield Infrastructure

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

New regulatory initiatives related to ESG and/or sustainability and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG and/or sustainability are generally beneficial to our partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing disclosure requirements around ESG and/or sustainability and prescribing approaches to ESG and/or sustainability policies that are inconsistent with our current practices.

If regulators disagree with our disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.

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

Brookfield Infrastructure 65

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Brookfield Infrastructure has appointed the Service Providers to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis.
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

66 Brookfield Infrastructure

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
On January 31, 2024, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.405 per unit (or $1.62 per unit annualized) with an identical increase approved by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target a 5% to 9% annual distribution increase in light of the growth that we foresee in our operations.
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
The following table outlines the significant events in the history and development of our business during the past three fiscal years. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

Date	Segment	Event

January 2021	Corporate:	On January 21, 2021, our partnership issued 8 million Green Series 14 Preferred Units at an offering price of $25.00 per unit in a public offering in the United States. Holders of the Series 14 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% per annum. Net proceeds from this offering totaled approximately $194 million and are in alignment with green bond principles as administered by the ICMA.
February 2021	Corporate:	On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $500 million. The notes are guaranteed by our partnership and certain of our subsidiaries. The proceeds of the commercial paper issuance are used for general corporate purposes.
February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an effective 11% interest in Thermondo GmbH, a European residential distribution business, for total consideration of approximately $20 million.
Brookfield Infrastructure 67

Date	Segment	Event

February 2021	Utilities:	On February 26, 2021, Brookfield Infrastructure acquired an additional 15% interest in Jose Maria de Macedo de Eletricidade S.A. (“JMM”) for approximately $20 million. JMM owns and operates approximately 760 kilometers of electricity transmission lines in Brazil.
March 2021	Midstream:	On March 8, 2021, Brookfield Infrastructure sold a 13% interest in our U.S. gas pipeline for net consideration of approximately $410 million.
April 2021	Utilities:	On April 30, 2021, Brookfield Infrastructure acquired an additional 3% interest in our Brazilian natural gas transmission operation for approximately $85 million.
May 2021	Utilities:	On May 12, 2021, our U.K. regulated distribution business sold its smart meters business for gross consideration of approximately $820 million.
May 2021	Corporate:	On May 24, 2021, Brookfield Infrastructure Finance ULC issued $250 million aggregate principal amount of fixed rate subordinated notes maturing May 24, 2081 with a coupon of 5.00% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries.
June 2021	Utilities:	On June 7, 2021, Brookfield Infrastructure sold its 25% interest in our Canadian district energy operations for net consideration of approximately $450 million.
July 2021	Data:	On July 14, 2021, Brookfield announced a joint venture to develop and operate data centers in India. To date, the joint venture is comprised of Brookfield, Digital Realty and Reliance Industries with Brookfield having invested approximately $49 million.
July 2021	Utilities:	On July 16, 2021, Brookfield Infrastructure sold its 40% interest in our U.S. district energy operations for net consideration of approximately $555 million.
August, September, October 2021	Midstream:	On August 20, 2021, Brookfield Infrastructure acquired an effective 41% interest in Inter Pipeline Ltd., a Canadian diversified midstream operation, for total consideration of approximately $2.8 billion (the “initial IPL acquisition”). Subsequently, Brookfield Infrastructure acquired an additional 18% interest for approximately $1.2 billion (along with the initial IPL acquisition, hereafter referred to as the “IPL acquisitions”). In connection with the IPL acquisitions, $1.9 billion of BIPC exchangeable shares and BIPC exchangeable LP units were issued.
September 2021	Corporate:	On September 30, 2021 our partnership redeemed all of its outstanding cumulative Class A Preferred Units, Series 5, for $206 million.
November 2021	Transport:	On November 16, 2021, Brookfield Infrastructure sold the remaining 17% stake in its Chilean toll road business for net consideration of approximately $165 million.
November 2021	Corporate:	On November 17, 2021, our partnership issued 14,215,444 limited partnership units and 3,210,037 BIPC exchangeable shares for gross proceeds of approximately $690 million (approximately $660 million net of issuance costs) in public offerings in the United States and Canada. In a concurrent private placement, Brookfield acquired 10,656,521 Redeemable Partnership Units for approximately $400 million.
December 2021	Utilities:	On December 15, 2021, Brookfield Infrastructure acquired an effective 15% interest in Boxt Limited, a U.K. residential Infrastructure operation, for total consideration of approximately $20 million.
68 Brookfield Infrastructure

Date	Segment	Event

December 2021	Utilities:	On December 24, 2021, Brookfield Infrastructure acquired an additional 15% interest in Giovanni Sanguinetti Transmissora de Energia S.A.(“Sanguinetti”) and Veredas Transmissora de Electricidade S.A. (“Veredas”) for approximately $20 million and $15 million, respectively. Sanguinetti and Veredas own and operate approximately 430 kilometers and 440 kilometers of electricity transmission lines in Brazil, respectively.
January 2022	Corporate:	On January 21, 2022, BIP Bermuda Holdings I Limited issued $300 million aggregate principal amount of perpetual subordinated notes with a coupon of 5.125% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries. The net proceeds from this offering were used to redeem the Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Units”) and for working capital purposes.
February 2022	Utilities:	On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $500 million.
March 2022	Data:	On March 10, 2022, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecommunications business, for total consideration of approximately $30 million.
March 2022	Corporate:	On March 31, 2022, our partnership redeemed all of its outstanding Series 7 Preferred Units, for $243 million.
April 2022	Utilities:	On April 1, 2022, Brookfield Infrastructure acquired an approximate 13% interest in an Australian smart meter business, for total equity consideration of $215 million.
April 2022	Corporate:	On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$400 million aggregate principal amount of medium-term notes mature on April 25, 2034 and have a coupon rate of 5.439% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on April 25, 2052 with a coupon rate of 5.789% per annum.
June 2022	Corporate:
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

June 2022	Transport:	On June 13, 2022, Brookfield Infrastructure sold an effective 19% interest in our North American container terminal operation for net proceeds of $275 million.
August 2022	Data:	On August 4, 2022, Brookfield Infrastructure acquired an effective 12% interest in Uniti Group Ltd., an Australian data transmission business, for total consideration of $193 million.
September 2022	Utilities:	Brookfield Infrastructure acquired an effective 30% interest in five North American residential infrastructure businesses through a subsidiary for total consideration of approximately $90 million.
Brookfield Infrastructure 69

Date	Segment	Event

October 2022	Corporate:	On October 1, 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield, in exchange for securities of equal value. Subsequent to year end, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.
November 2022	Data:	On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers for net consideration of approximately $140 million.
November 2022	Corporate:	On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$450 million aggregate principal amount of medium-term notes mature on November 14, 2027 and have a coupon rate of 5.616% per annum. The remaining C$250 million aggregate principal amount of medium-term notes mature on February 14, 2033 with a coupon rate of 5.980% per annum.
November 2022	Data:	On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor foundry. Our partnership is expected to fund approximately $500 million of equity capital over the construction of the project for an approximate 12% interest.
November 2022	Utilities:	On November 30, 2022, Brookfield Infrastructure sold its 31% interest in five Brazilian electricity transmission concessions for net consideration of approximately $250 million.
January 2023	Utilities:	On January 4, 2023, Brookfield Infrastructure acquired HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe, for total equity consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
February 2023	Data:	On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation, for total equity consideration of approximately $700 million.
April 2023	Midstream:	On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million.
April 2023	Transport:	On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million.
May 2023	Utilities:	On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million, increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31%. Sertaneja owns and operates approximately 480 kilometers of electricity transmission lines in Brazil.
June 2023	Midstream:	On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%.
June 2023	Data:	On June 15, 2023, Brookfield Infrastructure sold its effective 12% interest in its New Zealand data distribution business for net proceeds of approximately $275 million.
70 Brookfield Infrastructure

Date	Segment	Event

June 2023	Transport:	On June 15, 2023, Brookfield Infrastructure completed the sale of its interest in its Indian toll roads operation for net proceeds of approximately $180 million.
July 2023	Corporate:	On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million aggregate principal amount of medium-term notes in two tranches. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$500 million aggregate principal amount of medium-term notes mature on July 27, 2030 and have a coupon rate of 5.710% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on July 27, 2053 with a coupon rate of 5.950% per annum.
August 2023	Data:	On August 1, 2023, Brookfield Infrastructure acquired Data4 Group (“Data4”), a European hyperscale data center platform, for consideration of approximately $600 million. The partnership has an effective 19% interest in Data4.
August 2023	Data:	In August of 2023, Brookfield Infrastructure sold a portion of its interest in our Indian telecom tower operation for net proceeds of approximately $35 million.
August 2023	Utilities:	On August 31, 2023 Brookfield Infrastructure sold its 7.9% interest in AusNet Serviced Ltd. (“AusNet”), an Australian regulated utility operation, for net proceeds of $435 million.
September 2023	Utilities:	On September 6, 2023, Brookfield Infrastructure acquired an additional 6% interest in our U.K residential infrastructure operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $6 million.
September 2023	Transport:	On September 28, 2023, Brookfield Infrastructure, through its subsidiary Brookfield Infrastructure Corporation, completed the acquisition of Triton International Limited (“Triton”), a global intermodal logistics operation, for consideration of $1.2 billion. In connection with the Triton acquisition, consideration paid included $751 million of BIPC exchangeable shares issued and $55 million of pre-existing interest in the business. The partnership has an effective 28% interest in Triton.
September 2023	Corporate:	On September 29, 2023, a subsidiary of Brookfield Corporation exercised its redemption right in respect of 3.3 million Redeemable Partnership Units of the Holding LP. BIP exercised its call right in respect of such Redeemable Partnership Units and issued 3.3 million units to such subsidiary. The units were valued at approximately $100 million, representing 1% of its interest in Brookfield Infrastructure, and were subsequently transferred to subsidiaries of Brookfield Reinsurance.
October 2023	Data:	On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.
January 2024	Data:	On January 12, 2024, Brookfield Infrastructure, through its U.S. colocation data center operation, acquired a portfolio of data centers out of bankruptcy from Cyxtera Technologies (“Cyxtera”). The purchase price was fully funded through debt, and did not require any new equity capital.
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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Commercial & Residential Distribution	• Americas & Asia Pacific • Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals • Rail • Toll Roads	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific • Brazil, Peru

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution • Data Storage	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

72 Brookfield Infrastructure

Americas
Europe
Asia
Pacific
Utilities
Transport
Midstream
Data

Overview
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity, natural gas, and water connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory framework.
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
Brookfield Infrastructure 73

Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,900 kilometers of electricity transmission lines in Brazil, of which approximately 2,700 kilometers are operational
•Approximately 4,200 kilometers of natural gas pipelines in North America, Brazil, and India
Commercial and Residential Distribution
•Approximately 8.1 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, including water heater, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 10.7 million customers with approximately 17.6 million policies and 1.7 million rental contracts in Canada, the United States, Germany, and the U.K.
•Over 0.6 million long-term contracted sub-metering services within Canada and the United States
•Approximately 2.3 million installed smart meters in Australia and New Zealand
Regulated Transmission
Our regulated electricity transmission operation in Brazil includes four different concessions and is comprised of approximately 2,700 kilometers of operating electricity transmission lines, with an additional 200 kilometers expected to be commissioned in 2024. We have already invested $80 million into the lines and expect to invest a further $74 million as the asset base is built out. These are 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 6 years. These assets operate under perpetual authorizations.
Our regulated gas transmission business in Mexico operates nearly 740 kilometers of pipeline which connects low-cost supply basins in the United States to the key gas demand region of Mexico. The total capacity of 1.43 billion cubic feet (“Bcf”) is fully contracted under long-term take-or-pay agreements under an availability-based regulatory framework.
Our regulated gas transmission operation in India includes approximately 1,500 kilometers of natural gas transmission pipeline systems across the country. The system includes 11 compressor stations with over 900 megawatts (“MWs”) of installed power and two pipeline operation centers for remote pipeline operations. The business is contracted to generate stable cash flows through a capacity based “ship-or-pay” agreement with a high-quality counterparty.
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
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction, which are underpinned by 30-year concession agreements that expire between 2046 and 2049. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 6 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted GTAs that have an average remaining life of 18 years.
In India, our gas transmission operations connect major domestic sources of supply in the eastern Indian state of Andhra Pradesh and LNG terminals on the west coast to key demand centers in the Northern and Western regions of India. As the only cross-country pipeline and with significant unused capacity, we believe we are well positioned to supply gas produced in eastern India, which is a region that accounts for around half of the country’s existing gas production, to the western part of the country.
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
Brookfield Infrastructure 75

Our North American regulated gas transmission business is located in Mexico and is regulated by Mexico’s Energy Regulatory Commission, which is responsible for approving long-term levelized take-or-pay tariffs, subject to reviews every five years. Levelized tariffs are calculated on the approved asset base, which is equal to the historic cost of the system’s assets, using an inflation adjusted regulatory WACC, including a fixed return on equity, and allowance for operating costs. The Energy Regulatory Commission’s next tariff review is expected to occur in 2026. Under this regulation, our operating revenues do not fluctuate due to variability in usage of our system. Our gas transmission operations in India are regulated by the Petroleum and Natural Gas Regulatory Board, which is also responsible for determining tariffs charged to users of the pipeline. Our revenues are protected through “ship-or-pay” contracts with a high-quality counterparty and therefore are generally subject to limited volume risks.
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
Commercial and Residential Distribution
Our distribution businesses provide a wide range of heating, cooling and energy solutions to both commercial and residential customers. Our operations have approximately 8.1 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.5 million connections. In Colombia, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 70% of the total system rate base with the remaining 30% located across other cities and municipalities around the country.
76 Brookfield Infrastructure

Our residential decarbonization infrastructure businesses own, maintain, and service critical in-home infrastructure across a large installed base of home equipment including heating, cooling, water heaters, solar and energy storage solutions. Our large customer base is under long-term contracts to both residential and commercial customers across Canada, United States, Europe and the U.K. The terms of the contracts are generally tied to the useful life of the equipment, which can range between 10 years in high-use HVAC climates such as the Southern United States and over 15 years for water heaters in Canada. In addition to leasing, customers can purchase the equipment outright or through financing options. The businesses also provide other complementary services such as repair and improvement, protection plans, plumbing, electrical and related maintenance services. With approximately 1.7 million water heater and HVAC rental contracts and 17.6 million service and policy contracts, the businesses have a growing annuity asset base and we believe they are well established in each of its core markets.
Our residential infrastructure businesses also provide smart meter and sub-metering services under up to 20 year contracts for electricity, heating, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in Canada, the United States, Australia, and New Zealand. Our North American sub-metering business has over 0.6 million contracted services, making it one of the largest non-utility sub-meter providers in the markets in which we operate. Our smart meter business is one of the leading providers of smart meters and metering services in Australia and New Zealand. The business owns, installs and services smart meters for a number of Australian retailers. Across Australia and New Zealand, the business has installed approximately 2.3 million smart meters.
Strategic Position
Our commercial and residential distribution operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian natural gas distribution business provides reliable gas to approximately 3.6 million commercial and residential customers. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 25,400 kilometers. Our U.K. and Colombian operations generate stable cash flows in the geographies in which we operate.
Our residential decarbonization infrastructure operation is one of the largest home energy solutions businesses in North America, with a growing footprint in the U.K. and Europe. Our strategy is to meaningfully grow the businesses by leveraging our scale and service capabilities, particularly to drive home equipment rental asset growth in the markets in which we operate. In addition to growing our rental base, we seek to grow our recurring cash flows through subscription-based policies to insurance minded homeowners to cover a range of home emergencies, principally plumbing, heating and electric systems. These businesses are complementary and allow us to participate in global decarbonization by promoting eco-friendly sources of domestic heat and cooling. Over time, we expect to leverage technological investments that will provide us with significant operational and market data, allowing us to service our customers on a more proactive basis and meet homeowner desire to decarbonize their homes. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long-term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
Brookfield Infrastructure 77

Our sub-metering business is a leading non-utility sub-meter provider in Canada and the United States, achieving significant economies of scale. Our business provides an integrated, critical component of an essential service and is directly tied to the underlying infrastructure of the building. Due to a proven ability to reduce energy consumption, sub-meters are required in all new multi-residential buildings in the province of Ontario. We believe our business is positioned to deliver customer service and prices that provide a competitive advantage in the marketplace. We expect this to help the business expand its long-term contracted revenue stream.
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
Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling. Once connections are established, we charge retailers rates based on the tariff of the distribution utility with which we are interconnected. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation. The gas connection rate is subject to a cap and floor that escalates by an inflation factor minus an efficiency factor determined by the U.K. regulator, providing a high degree of certainty of income following installation. Connections revenue does not vary materially with volume transported over our system.
Our Colombian natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. Our rates are determined during tariff reviews which commence every five years. Our annual regulated return is approximately 13% and is adjusted by an inflation factor between rate reviews. The Colombian Comisión de Regulación de Energía y Gas is in the process of issuing a rate reset which we believe will fairly remunerate our gas distribution operation.
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

78 Brookfield Infrastructure

Growth Opportunities
We believe that our commercial and residential distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. regulated distribution operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) long-term growth in the U.K. housing stock, and (iii) the growth of nascent product offerings such as water, fiber and district energy, which will increase our bundled service offering to new and existing customers. In Colombia, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.3 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. We believe there are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, we anticipate that the unregulated market will present us with various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
Our residential decarbonization infrastructure businesses are focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. We are focused on expanding our annuity-based cash flow streams through new product launches, increasing household penetrations, and renewing existing contracts when they mature. In early 2023, we completed the acquisition of HomeServe PLC, a leading provider of home infrastructure services in North America and Europe. The acquisition increased the scale of our North American and European residential decarbonization infrastructure businesses, providing meaningful opportunities to generate scale efficiencies and expand our recurring revenue streams, including long-term contracts, to a base of 10.7 million home repair customers. Our businesses continue to launch new products, which aim to accelerate residential decarbonization, including a pilot solar project in the U.K., which we believe will present meaningful channels for growth. The home services market in the United States continues to be highly fragmented where there are significant opportunities for acquisitions in both complementary and adjacent lines of business.
Our sub-metering business has a significant backlog of approximately 40% of contracted services that will generate incremental revenue once installed throughout new multi-residential buildings under construction. While that backlog is being constructed, the business is focused on expanding offerings geographically, and in the under-penetrated commercial sub-metering market. Following our initial entry to the U.S. market in 2022, the business has since expanded to add 26,000 billing services, and a growing backlog of contracted services. We see additional opportunities to accelerate the growth of our U.S. operations through partnerships with large multi-family property managers and tuck-in acquisitions of U.S. based sub-metering service providers. In our core Ontario market, we see favorable conditions to expand our base of long-term contracted revenues by supporting the development of additional multi-family housing units to meet growing demand.
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
Brookfield Infrastructure 79

Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contracted or regulated revenues.
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
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts
•10 terminals in U.K. and Australia facilitating global trade of goods, natural resources and commodities
•An approximately 30 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An approximately 85 mtpa export facility in Australia
Rail
•115 short line and regional freight railroads comprising approximately 22,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 9,800 kilometers of rail in Brazil, of which 8,000 kilometers are owned
Toll Roads
•Approximately 3,300 kilometers of motorways in Brazil and Peru

80 Brookfield Infrastructure

Diversified Terminals
Our global intermodal logistics operation is the world’s largest lessor of intermodal containers with a fleet of 4 million containers representing 7 million TEUs. Operations include the acquisition, leasing, re-leasing, and subsequent sale of multiple types of intermodal containers and chassis to our customers, which include the largest container shipping lines. Our lease products provide numerous operational and financial benefits to our shipping line customers, including operating flexibility, fleet size and mix flexibility, and an alternative source of financing.
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
Our Australian operations include gateway container terminals in Australia’s four largest container ports and storage, handling and logistics operations at 42 locations throughout Australia. The container terminal operations handled approximately 3.5 million TEUs in 2023, with the storage, handling and logistics businesses handling approximately 13.8 million tonnes of bulk and general cargo, 24.3 million tonnes of forestry products and over 254,000 vehicles.
Our Australian export terminal operation comprises inloading, stockyard and outloading facilities that primarily handle metallurgical coal mined in the central Bowen Basin region of Queensland, Australia. Our terminal forms an essential component in the global steel production supply chain. The export terminal operation generates revenues under a regulatory regime that provides us with take-or-pay contracts. These contracts include: (i) a capacity charge that is allocated to users based on their contracted capacity and (ii) a fixed and variable handling charge associated with operating and maintaining the terminal. The capacity charge is paid by users irrespective of their volumes shipped through our terminal facility. The handling charge (both fixed and variable) is structured to be a complete pass through of the costs charged for terminal operations and maintenance. The terminal is fully contracted to June 2028 on a 100% take-or-pay basis with evergreen renewal options for customers. Current access pricing agreed with all terminal customers will apply for the period from July 1, 2021 to June 30, 2031 (or contract expiry, if earlier).
Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG facilities in the world. The terminal includes six operational liquefaction trains each capable of producing approximately 5 mtpa of LNG resulting in aggregate nominal production of approximately 30 mtpa of LNG. In addition, the terminal has five LNG storage tanks, vaporizers with regasification capacity of approximately 4 Bcf/d, three marine berths and is authorized to export over 1,700 Bcf per year of domestically produced natural gas to countries around the world. Revenues are primarily generated from fixed price take-or-pay agreements with counterparties under contractual terms typically lasting approximately 20 years. Existing counterparties have a weighted average remaining contract length of approximately 14 years and represent approximately 85% of total production capacity.
Brookfield Infrastructure 81

Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 400 third-party owned depots across 46 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customer includes the world’s top shipping lines that collectively account for 85% of global shipping capacity.
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 180 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from geographic diversification, with operations at 42 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food and beverage, mining, marine, energy, major retail and resources.
Our Australian export terminal operation services the central Bowen Basin, which has high quality, low cost, prolific metallurgical coal deposits, and where our terminal operation is estimated to be the lowest cost option to access export markets given its rail advantaged location. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our operation is fully contracted until June 2028 with customers having evergreen renewal options.
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
Regulatory Environment
Our global intermodal logistics operation is subject to various conventions, regulations and standards on both an intermodal and national basis. The Institute of International Container lessors (“IICL”), with headquarters in Washington, DC, is the leading trade association of the marine container leasing and chassis provider industry that conducts activities with various organizations internationally on behalf of its member companies to provide uniform international safety regulations in the transport and handling of containers and chassis.
Our U.K. port operation is unregulated, however its status as the SHA for the River Tees provides it with the statutory right to collect conservancy tariffs (toll-like dues) payable by vessel and cargo owners using the river and obligates it to maintain navigability of the waterway. The port has the statutory authority to set tariffs which are determined through consultation with users of the river and generally benefits from annual increases in line with inflation. Our Australian port operation conducts business in an unregulated environment.
82 Brookfield Infrastructure

Our Australian export terminal operation is regulated by the Queensland Competition Authority (“QCA”), under a light-handed regulatory framework which has applied since July 1, 2021. Current access pricing agreed with all terminal customers will apply for the period from July 1, 2021 to June 30, 2031 (or contract expiry, if earlier). On October 13, 2023, the business made an application to the QCA to extend the term of the current 2021 Dalrymple Bay Coal Terminal (“DBCT”) Access Undertaking from July 1, 2023 to July 1, 2031 to align with the current access pricing period. The QCA has invited submissions from stakeholders in relation to the extension by February 1, 2024 with a decision by the QCA expected by July 2024 (unless extended by the QCA).
Our U.S. LNG export terminal is regulated by the Federal Energy Regulatory Commission (“FERC”) as well as the U.S. Department of Energy under the Natural Gas Act of 1938. The U.S. Department of Energy authorizes commercial export volume limits to countries, whether under free trade agreements with the U.S. or not.
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect higher demand for intermodal containers as a result of economic growth in and between developed and emerging markets and the decentralization of supply chains. As the leading lessor of intermodal containers, we believe we are well positioned to capture this growth and associated opportunities to expand our service offering supporting the global supply chain, further enhancing growth prospects.
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. The ongoing expansion of our container handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our U.K. port operation to be the main entry point for container cargo destined for the northern England market. Similarly, our sizeable freehold land base, strategic location and extensive port infrastructure have enabled us to attract new energy-related customers, which have invested significant capital to build new plant and equipment on our land. With these new investments now commissioned, our U.K. port operation continues to benefit from increased cargo handling revenue, property rental income and conservancy fees.
In Australia, over the past 40 years, our export terminal’s capacity has expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand. We believe potential exists to further grow our operations.
Our U.S. LNG export terminal continues to explore opportunities to increase throughput through debottlenecking initiatives and expansion. We believe these projects would further strengthen our market position and the operating capabilities of the terminal.
Rail
Our North American rail business is comprised of approximately 22,000 kilometers of owned and leased rail infrastructure and approximately 6,000 kilometers of additional track that we access through various contractual arrangements. This rail infrastructure provides essential transportation infrastructure services predominantly in North America. Our North American rail revenues are derived from the haulage of freight based on a per car, per container or per tonne basis. Additional revenue is earned from port terminal railroad operations and industrial switching services. The business also owns the largest rail maritime intermodal operator and the second-largest freight rail provider in the U.K.
Brookfield Infrastructure 83

Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 26 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system comprised of transshipment terminals, rail, port terminal operations, and approximately 25,000 locomotives and wagons. They provide below and above rail services for approximately 9,800 kilometers of track. Our Brazil rail operations are subject to a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately three years (with an option to renew for 30 years) and 14 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Strategic Position
Our North American rail business has global operations that span 43 U.S. states, five Canadian provinces, and serves approximately 3,000 customers, with no customer comprising more than 4% of the operations’ revenue. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with the largest commodity making up approximately 16% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 96% of the operations’ revenue, through long dated track access contracts with approximately 73% fixed revenue.
Our Brazilian rail operations span ten states and operate in five main corridors serving Brazil’s center-north, center-east and center-southeast regions, including important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, sugar, fertilizer, industrial and steel sectors and are generated from a diversified customer base.
Regulatory Environment
In the United States, our rail operations are subject to regulation by the United States Surface Transportation Board (“STB”), the Federal Railroad Administration (“FRA”), other federal agencies, and some state and local regulatory agencies.
We also own rail operations in Canada and the U.K. which are both subject to regulation by their respective regulatory agencies.
84 Brookfield Infrastructure

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
Growth Opportunities
In North America, our strategy includes investment in rail equipment and track infrastructure to increase capacity and grow revenues from new and existing customers, expansion into adjacent rail services businesses, as well as strategic transactions involving other railroads. We believe that our portfolio of existing railroads provides compelling opportunities to make contiguous short line railroad acquisitions, due to a higher number of touchpoints with other railroads. In each of our North American railroads, we seek to combine an entrepreneurial drive with local knowledge, excellent customer service and a safety culture that we view as critical to achieving our financial goals.
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
Toll Roads
Our toll road operations are comprised of urban and inter-urban highways in Brazil and Peru. Our Brazilian operations comprise of approximately 3,200 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina. Our Peruvian operations consist of 96 kilometers of existing roads and the greenfield construction of 19 kilometers of new roads, which together form three segments that are key transportation arteries in Lima.
Brookfield Infrastructure 85

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
Strategic Position
Our toll roads are critical infrastructure for the economies of Brazil and Peru. Our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of agricultural, industrial and retail (e-commerce) goods, which represent a significant portion of Brazilian gross domestic product. Our Peruvian toll roads are key arteries within Lima’s road network that connect 23 districts and serve as the main access to the city from the north, south and east regions.
Regulatory Environment
Our Brazilian assets are governed by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo and ANTT, the São Paulo State and Federal regulators, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for approximately 22 years. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
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
Growth Opportunities
We believe that long-term growth in the Brazilian economies will trigger increases in traffic volumes. Coupled with tariff increases from inflation, this should drive significant future cash flow growth for our toll road businesses. In addition, we have the opportunity to improve existing roads and develop new roads as new and expiring concessions become available. These planned expansions should present opportunities for us to invest additional capital in these attractive markets, given the scale of our existing network.

86 Brookfield Infrastructure

Overview
Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 80% of our Midstream segments Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•17 natural gas and natural gas liquids processing plants, with approximately 5.7 Bcf per day of gross processing capacity in Canada
•Approximately 570 Bcf of natural gas storage in the United States and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada

Midstream
Our midstream operations include approximately 15,000 kilometers of natural gas transmission and pipeline systems in the United States, significant natural gas storage capacity in the United States and Canada and one of the largest long-haul pipelines and natural gas gathering and processing portfolios in western Canada.
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
Brookfield Infrastructure 87

Our Canadian diversified midstream operation consists of seven pipeline systems, four facilities involved in the collection and processing of natural gas liquids, 24 million barrels of storage, and an integrated petrochemical facility. These assets are strategically located and supported by predictable long-term cash flows with highly creditworthy counterparties. Our liquids pipelines provide transportation services to key processing hubs and interconnected pipelines under take-or-pay and fee-for-service agreements which provide stable earnings. Our facilities business includes natural gas gathering systems and processing plants, interconnected pipelines and liquids handling in high demand regions. The majority of revenues within our facilities business are generated under fee-based contracts which limit commodity price exposure. Our integrated petrochemical facility benefits from accessible low-cost propane feedstock and long-term take-or-pay contracts including fixed capital tolls and cost pass-through mechanisms which limit price and volume exposure.
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
We operate or contract for approximately 570 Bcf of working gas capacity at our natural gas storage facilities which are located in the United States and Canada. Our Canadian natural gas gathering and processing operation has 13 operating facilities that are connected at strategic points on the North American natural gas transmission network with access to multiple end-use markets, which provide us and our customers with substantial liquidity to buy, sell and store natural gas.
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
Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Energy Regulator, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any economic regulation.
Growth Opportunities
Our Canadian diversified midstream business is progressing several growth opportunities intended to enhance and complement our existing product offerings. During 2023, we commenced production on our previously commissioned petrochemical facility, which is designed to produce 525,000 tonnes of polypropylene used in the manufacturing of a wide range of essential products. The plant is processing propane and selling polypropylene under cost-of-service contracts and commodity-based sales. We are also progressing several strategic projects designed to improve connectivity of our transportation network and to improve efficiency of our processing facilities which will provide stable long-term cash flows.
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
Brookfield Infrastructure 89

Overview
Our data segment is comprised of critical infrastructure that provide telecommunication, fiber and data storage services. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis, in some cases up to over 25 years, with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 95% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Germany, Austria, France, the U.K., the U.S., and India. Within our data storage operations, we have approximately 2,200 large, blue-chip enterprise customers, predominantly in the United States that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our networks and facilities. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain high customer renewal rates. Our performance in our data segment can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 228,000 operational telecom towers in India, France, Germany, Austria, and the U.K.
•Approximately 54,000 kilometers of fiber optic cable located in France, Australia, Brazil, and the United States
•Over 70 distributed antenna systems in the U.K.
•Over 1 million fiber-to-the-premise (“FTTP”) connections in France, Australia and the United States
•Two semiconductor manufacturing foundries under construction in the United States
Data Storage
•Over 135 operational data centers, with over 750 megawatts of critical load capacity and an additional approximate 670 megawatts of contracted capacity

90 Brookfield Infrastructure

Data Transmission & Distribution
Our data transmission and distribution businesses have approximately 228,000 operational telecom towers, approximately 54,000 kilometers of fiber optic cable and two semiconductor manufacturing facilities under construction.
In France, our telecom operation is comprised of approximately 8,000 multi-purpose towers and active rooftop sites and 30,000 kilometers of fiber. The business can be divided into three segments: (i) telecom site hosting, (ii) wholesale fiber-to-the-premise (“FTTP”) networks and (iii) television and radio broadcasting. Our customers (i) pay upfront and/or recurring fees to lease space on our towers to host their equipment, (ii) lease capacity on our fiber network to deliver ultra-fast broadband solutions to customers or (iii) pay us fees for transmitting television and radio content to end users.
In Germany and Austria, we have approximately 43,000 multi-purpose towers and active rooftops. The business focuses on developing infrastructure for mobile network operators, broadcasters, and other institutions through their portfolio of towers, masts, rooftop sites, distributed antenna systems and small cells. Revenue is backed by a 30-year take-or-pay agreement with an investment grade counterparty.
Our U.K. wireless infrastructure operation is comprised of approximately 3,000 active towers and over 70 distributed antenna systems. The business can be divided into three segments: (i) telecom site hosting and services, (ii) indoor networks and (iii) fiber. Telecom site hosting is the core business which consists of renting space on our towers to mobile network operators. The indoor networks business deploys active neutral host network solutions using distributed antenna systems in high footfall venues such as shopping malls, stadiums and office blocks. The fiber business has secured two projects where it is contracted to deliver fiber-connected small cell networks for one of the U.K.’s largest test beds for connected autonomous vehicles.
Our India telecom towers operation is comprised of a high-quality portfolio of approximately 174,000 well-maintained telecom tower sites and equipment that form the backbone of Reliance Jio, India’s largest cellular network operator’s (“Jio”) telecom business. The towers were recently constructed and strategically located for pan-India 4G coverage. Jio is an anchor tenant under a 30-year master services agreement.
Our Australian data distribution business comprises the following business lines, namely: i) wholesale and infrastructure which is engaged in the design, installation, operation, maintenance, and wholesale sale of FTTP networks operating mainly in greenfield developments, ii) enterprise supplying premium voice and communication solutions, and iii) retail business operating as a reseller of telecommunications services to end customers.
Our semiconductor manufacturing facilities in the United States consist of two large-scale fabrication foundries in Arizona in partnership with Intel Corporation, one of the largest global semiconductor companies. The facilities are under construction and are intended to manufacture leading-edge semiconductor chips once completed.
Our U.S. fiber business is a greenfield developer of fiber to the premise networks in the U.S., with six markets representing 200,000 households under construction, and an identified backlog of additional premises across the U.S. that are best suited for fiber upgrades. Within the past year, we progressed construction of our inaugural two markets, allowing the first portions of the markets to begin serving customers in the second half of 2023, and initiated the construction of four additional markets.
Brookfield Infrastructure 91

Strategic Position
Our telecom operation in France is the leading independent data infrastructure operator in the country with coverage across the French territories. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the second largest independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to over 97% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 70% and 44% market share of public and commercial radio frequencies, respectively. Our business participated in the government-led initiative to provide lower population density areas in France with access to ultra-fast broadband through the deployment of FTTH networks. These investments in FTTH networks present a compelling opportunity for our business to leverage its existing asset bases and technical expertise from operating a high-speed fiber backbone. After securing five tenders, we are currently engaged in the roll out and commercialization of fiber networks to over 781,000 households and businesses across France.
Our German and Austrian telecom towers operation is one of the largest in Europe with the potential to grow even larger through bolt-on acquisitions of further sites across Eastern Europe. We believe the business has the opportunity to create additional value through adjacencies such as small cells, distributed antenna systems and edge data centers.
Our U.K. wireless infrastructure operation owns critical national infrastructure that enables mobile network operators to meet their government mandated coverage obligations. The location of our sites form an integral part of the telecommunication backbone in the U.K. and are well-positioned to capture rural growth in data consumption. A significant investment has been made as part of the 4G rollout in the country which provides ample capacity for further leasing opportunities. Additionally, our over 70 distributed antenna systems make our business the market leader in the U.K. for indoor solutions.
Our Indian telecom towers operation has exposure to the growing data consumption trend. India is one of the largest data consumers in the world, despite having only 74% of mobile subscribers in the region connected to 4G. With aggressive 5G deployments by service providers, coupled with growing affordability and availability of 5G smartphones, 5G will represent around 68% of mobile subscriptions in the region at the end of 2029. The average traffic per smartphone is projected to grow from 31GB per month in 2023 to approximately 75GB per month by 2029. Our anchor tenant Reliance Jio is the largest mobile network operator in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.
Our Australian data distribution business is a market-leading constructor, owner and operator of fiber infrastructure and a provider of value-added telecommunications services in identified profitable niche markets. The business is the largest privately owned FTTP infrastructure owner and operator in Australia. The business constructs, owns and operates the fiber infrastructure for property developers, property owners and/or building managers and seeks to build this infrastructure across all property asset classes with a focus on greenfield property developments.
Our semiconductor manufacturing facilities in the United States are intended to produce leading-edge semiconductor chips which will serve as the digital backbone of the global economy. Recent supply chain challenges and the increasing demand for leading-edge chip technology have catalyzed the onshoring of semiconductor manufacturing capabilities. Our semiconductor facilities will be jointly owned and funded with Intel Corporation and be a part of Intel’s integrated Ocotillo manufacturing campus in the State of Arizona which covers approximately 700 acres, making it one of the largest chip manufacturing sites in the world.
92 Brookfield Infrastructure

Our U.S. fiber business will leverage our experience as a global developer and operator of best-in-class data transmission and distribution infrastructure to identify attractive markets and efficiently develop open access fiber networks while minimizing construction and operating risk. We are working with an internet service provider (“ISP”), which will serve as the anchor tenant for commercialization of the network in the initial markets. We anticipate that our long-term network utilization will be driven by a combination of our U.S. fiber business typically being the sole fiber broadband provider in each expansion market and expanding our relationships with scaled ISPs.
Regulatory Environment
Our telecom operations in France is unregulated with pricing determined directly with the users of our tower infrastructure. Our FTTH networks have been granted under 25+ year ownership frameworks, with the former benefiting from government subsidies. These networks are operated on a wholesale and open-access basis to help ensure commercialization by all internet service providers. Pricing is based on tariff guidelines published by the regulator which sets a price floor. In the television broadcast business, a small proportion of the sites (currently approximately 34%) are considered to be non-replicable because either (i) they benefit from a strategic location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment height is greater than 150 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 44% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
Our telecommunications towers businesses in the U.K., Germany and Austria operate under relatively minimal regulatory frameworks. Contractual terms are determined directly with the users of our infrastructure, which enables these businesses to contract based on financial terms and solutions that best serve the needs of our customers.
Our Indian telecom towers operation is regulated by the Department of Telecommunication (“DoT”) which grants Infrastructure Provider (“IP-1”) registration to domestic telecom infrastructure providers. During 2021, the Indian government has amended the extant foreign direct investment (“FDI”) policy to allow for 100% FDI in Indian telecom companies under the automatic route. We expect that this amendment will boost investment and growth in the Indian telecom sector. While our operation must uphold DoT guidelines requiring us to share our tower capacity with eligible telecom operators and service providers, we have flexibility to negotiate contractual terms bilaterally at competitive rates.
Our Australian data distribution business operates in a regulated environment. The business owns and operates a FTTP network providing super fast quality broadband services to residential premises and non-residential premises. The provision of residential broadband services is subject to regulation.
Our semiconductor manufacturing facilities in the United States highlight the increasing desire to onshore manufacturing of semiconductor technology. Federal support for the industry has been strong as demonstrated by U.S. Congress’ passage of the CHIPS Act which will provide up to $53 billion in funding to incentivize semiconductor design and manufacturing. The industry is unregulated and our commercial arrangement provides highly contracted cash flows to Brookfield Infrastructure and our partner.
Brookfield Infrastructure 93

Our U.S. fiber business operates under relatively minimal regulatory frameworks, with construction permitting requirements determined at the municipality level. There is meaningful U.S. federal support for the deployment of fiber broadband infrastructure, as demonstrated by the $65 billion in broadband funding contemplated in the Infrastructure Investment and Jobs Act.
Growth Opportunities
We see growth opportunities in the French telecom operation as mobile network operators are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased mobile network operator competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio position us to take advantage of these favorable trends in France through construction and acquisition of additional assets. With regards to fiber, we expect that our existing tenders will be rolled out by mid of 2024. We will continue to pursue, on a selective and measured basis, potential partnerships with large service providers to build out and operate segments of their network to achieve attractive risk-adjusted returns. We also seek to grow our fiber business outside of Europe, and are currently providing fiber broadband to communities in the United States through the greenfield development of wholesale open access FTTH networks. Construction has commenced in our two inaugural markets.
Our U.S. fiber business is well-positioned to enter new markets in the U.S., where approximately 50% of households do not have access to fiber-based broadband solutions. In addition to the construction of our six markets under development, we have compiled a backlog of attractive additional premises across the U.S. that are best suited for fiber upgrades. In addition, the market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions.
In Germany and Austria, we intend to construct approximately 9,000 additional sites through to 2029 to meet demand in one of the fastest growing tower markets in Europe. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification and to roll out and commercialize our fiber networks to low density population areas where we have secured tenders.
We believe our U.K. wireless infrastructure operation is strongly positioned to capture the expected growth in the U.K. market following the U.K. government’s 95% 4G coverage target by 2025. A significant portion of our towers are in rural areas and we consider them to be prime candidates for future colocation as there are limited sites in such areas. Furthermore, we believe that our indoor networks business has significant growth potential driven by (i) increased data demand, (ii) higher frequency 5G spectrum and (iii) limited deployment today as we estimate that only 30% of the addressable indoor market has a system in place.
Our Indian telecom towers operation has completed the acquisition of approximately 19,000 additional towers during the year, achieving our underwriting objective for a stabilized tower count at approximately 174,000, and are supported by our anchor tenant Reliance Jio. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity to other mobile network operators (“MNOs”) as well. We have contractual arrangements with all 4 MNOs in India. We believe our strategic relationship with Reliance Jio and pan India presence of our towers will enable us to bring in more colocations from other leading MNOs of the country.
94 Brookfield Infrastructure

Our Australian data distribution business has completed delivery to 391,000 premises with a contracted book of a further 387,000 premises, in addition to future dwellings still to be planned and built. The business aspires to be the number one private FTTP provider for greenfield developments in Australia. This scale will allow the business to leverage its footprint to expand into other forms of access network infrastructure and to continually increase its network penetration.
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
Data Storage
Our data storage operations provide customers secure and reliable space and power within our portfolio of data centers to host their critical workloads and applications. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of over 135 operational data centers, with over 750 MWs of critical load capacity and 670 MWs of contracted capacity that will be built out.
Strategic Position
Our global data storage operations represent one of the largest global hyperscale data center platforms. Our strategy to build a leading global data center platform will enable us to meaningfully participate in the exponential growth in digital infrastructure demand worldwide. We believe our size, scale and global portfolio will be a competitive advantage and provide a differentiated product to customers. Our operating footprint is across five continents and can give our hyperscale customers, who have global capacity requirements, a highly flexible turn-key solution that includes renewable power and adjacent real estate development.
Our U.S. data platform is strongly positioned to offer solutions to both hyperscale and enterprise customers. Our U.S. colocation data center operation is a carrier neutral provider with operations in most major cities, provides best-in-class connectivity options, and serves primarily enterprise customers including financial institutions, government entities, universities, hospitals, and large blue-chip firms. While our U.S. hyperscale data center operation is a leading development platform with capacity contracted on a long-term basis, underpinned by major hyperscale customers. Our facilities offer single tenant buildings or campuses representing the closest substitution for customer self-build.
Our Asia Pacific data storage business is an owner and operator of four data center facilities in Australia and New Zealand. The data centers have a combined utilization of 76% and a weighted average remaining contract life of 6 years, servicing a range of customers from small retailers to Australian and global investment grade companies. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Our Latin American data center business is the leading data center infrastructure company of the region. All of our Latin American data centers are connected, within each respective country, by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high capacity connections between our sites and the main cloud providers worldwide.
Brookfield Infrastructure 95

In India, our previous partnership with Digital Realty has now expanded to include Reliance Industries Limited to on an equal basis. We believe India is a high growth data market with data center capacity expected to increase two-fold from approximately 800MW in 2023 to approximately 1.8GW by 2026. During 2023, we successfully completed our first data center in Chennai with a capacity of 7MW. The power and land can accommodate a future expansion of up to 100 MW. We have also acquired a land parcel in Mumbai with a capacity of 40MW, which we will begin construction of once commercial arrangements are secured.
Our European hyperscale data storage platform is a high-quality scaled platform of 7 data center campuses with a leading position in key European markets. The business operates in France, Italy, Spain, Poland and Germany servicing a diverse customer base including international cloud operators, major telecom providers, innovative tech companies, and multinationals. The business is well positioned to benefit from strong growth tailwinds from the strong demand in historically under-built markets and European data sovereignty laws.
Regulatory Environment
Our data storage operations in North America, Asia Pacific, Europe and Brazil conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
Growth Opportunities
We see both organic growth and acquisitions as opportunities for our data storage businesses. Organic growth is expected to be driven by favorable long-term trends created by the cloud and AI adoption, which should lead to growing demand for our services. We believe that our size and presence in key markets positions us well to benefit from these trends through selective expansion projects. In addition, the data center market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions.
Additionally, our U.S. colocation data center operation acquired complementary assets to create an at-scale retail colocation provider, increasing UPS capacity by approximately 200 MW from 40 sites across 18 different markets.
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
•Transport: railroads, container terminals and related infrastructure, toll roads and airports;
•Midstream: pipelines and gathering, processing and storage operations; and
•Data: integrated or stand-alone data operations, telecommunication towers, fiber networks and data centers.
96 Brookfield Infrastructure

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
Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternative form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the full or partial divestment of over 30 businesses since inception. These sales have generated approximately $9 billion of total proceeds which represents a significant premium to our partnership’s previously recorded carrying value.
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
Brookfield Infrastructure 97

Sustainability Management
Grounded in Brookfield Infrastructure’s history as owners and operators of real assets, strong sustainability principles have always been a fundamental part of our investment and asset management approach. We believe that conducting our business in a sustainable and ethical manner is directly linked to our success as a manager of critical infrastructure assets.
Sustainability is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement in the implementation of our sustainability program at Brookfield Infrastructure:
•Board of Directors: Our Board of Directors is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders and other stakeholders. The Board has oversight of our business and affairs and reviews progress on major strategic initiatives. The Board oversees Brookfield Infrastructure’s sustainability strategy and leverages management’s monitoring processes. The Board and its committees review and approve significant policies relating to sustainability and monitor progress towards sustainability goals. The Board discusses Brookfield Infrastructure’s approach to sustainability matters within its business activities on a quarterly basis.
•Executive Management: Senior executives oversee our sustainability initiatives and provide regular updates to the board. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their respective functional areas.
•Sustainable Asset Management: Our asset management team includes personnel with sustainability-specific expertise who are responsible for implementing sustainability strategy. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the Board. This group is led by our Chief Risk Officer & Head of Sustainability.
•Portfolio Company CEO: The CEO of each portfolio company is responsible for the development and execution of a sustainability strategy for their business and are accountable for the portfolio company’s performance.
The diverse nature of these groups, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Brookfield Infrastructure’s sustainability program is additionally overseen by the Governance and Nominating Committee of Brookfield, which receives regular updates on sustainability initiatives throughout the year from each business group.
2023 Highlights
In 2023, Brookfield and our partnership made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.
We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions and enhance climate risk management across our investments where we have financial control. We have made progress in a number of areas:
•Sustainability Report: Brookfield Infrastructure has published its annual Sustainability Report, including its inaugural Taskforce for Climate-related Financial Disclosures “TCFD” disclosures. The report highlights key sustainability initiatives undertaken, including our approach to decarbonization, enhancements to sustainability-related due diligence, building an inclusive working environment and governance practices.
98 Brookfield Infrastructure

•Climate Change Risk Mitigation: Our team of sustainability professionals have reviewed the results of our screening level climate assessment, which utilized transition and physical scenarios to provide a view of potential climate risks and opportunities across our businesses. These results have been shared with our team of operating specialists and engineers to formalize the process for confirming that our assets are resilient in the face of climate change or ensuring that adequate mitigation practices are in place.
•Supporting Our Net Zero Ambition: Our manager, Brookfield, is aligned to the global ambition to reach net zero by 2050 or sooner. Following the publication of our NZAM interim target in 2022, Brookfield’s assets under management (“AUM”) grew nearly $190 billion, of which Brookfield is adding $54 billion to its NZAM interim target. As a result, the in-scope assets in Brookfield’s interim target increased to $201 billion, or approximately 34% of AUM(1). We are working with each of their portfolio companies to perform an initial plotting of our entire portfolio against Brookfield’s Achieving Net Zero Framework. This initial exercise will serve as a baseline with the goal of performing this exercise annually to track decarbonization progress.
•PRI Assessment: Brookfield submitted its 2022 Principles for Responsible Investment (“PRI”) assessment in early September, with results received in early 2024. We look forward to sharing our results and continued progress in assessments.
•Regulatory Preparedness: We continue to monitor ESG and/or sustainability regulatory developments across jurisdictions to ensure preparedness at the corporate and portfolio company levels. We are focused on understanding the implications and readying our processes, systems and controls for new and proposed regulations and standards, including: E.U. Corporate Sustainability Reporting Directive (“CSRD”), U.S. SEC issued Climate-Related Disclosures, Canada’s Modern Slavery Act, and IFRS S1 and S2, as issued by the International Sustainability Standards Board. We are also continuing to monitor the Task-Force for Nature-related Disclosures (“TNFD”) for potential upcoming disclosure requirements.
•Greenhouse Gas Emissions: Measurement of greenhouse gas emissions (“GHG”) across all portfolio companies have been compiled and reviewed. These emissions are disclosed in alignment with the GHG Protocol, by scope 1 and scope 2 (location and market-based) in the annual Sustainability Report. This year we have included enhanced disclosure around the source of our emissions calculations, illustrating the strength of our data and improving our transparency.

(1)Expressed as a percentage of total AUM excluding Oaktree Capital Management and Brookfield Reinsurance as of December 31, 2022.
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. We proactively recruit people who are aligned with our culture and have the potential to grow and develop within the organization. This includes ensuring a diverse slate in our recruitment process. Brookfield is committed to a hiring process that is fair, objective, equitable, non-discriminatory and in compliance with all applicable legislation and good governance. Where possible, based on our ownership, we seek to have female representation on the board of each of our portfolio companies. Currently approximately 85% of our portfolio companies are meeting this objective, compared to approximately 80% at the end of 2021. Further progress on our diversity and inclusion initiatives are included within Brookfield’s 2022 Sustainability Report.
We have also continued to enhance our governance processes through ongoing engagement with leading sustainability framework organizations to ensure our reporting and protocols are aligned with evolving best practices and reporting regulations. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our sustainability program.
Brookfield Infrastructure 99

The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.
Brookfield Infrastructure’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.
Brookfield Infrastructure’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our U.K. regulated distribution business, BUUK, has several projects underway to explore the role hydrogen and other transition energies could play in a decarbonized energy future, in support of the proposed Future Homes Standard. These projects offer a concrete example of balancing stakeholder needs and strong corporate stewardship with creating long-term value. This includes the commissioning of a 370-meter 100% hydrogen pipeline that will allow for hydrogen mains to be used for in-home appliance testing. BUUK has also conducted several trial studies, such as for smart hydrogen hybrid heat pumps which combine a hydrogen boiler with an air-source heat pump and provide evidence of up to a 90% reduction in carbon emissions when operated with smart controls, and the use of smart controls to allow users to dynamically switch between a heat pump and gas boiler, which can reduce fossil fuel-based heating consumption by 80%.
•Our Canadian midstream business, Inter Pipeline (“IPL”), fosters good relationships with Indigenous communities in the regions it operates in through face-to-face meetings, community outreach, business opportunities and investment activities. On its recent large scale capital project, the Heartland Petrochemical Complex Facility (“HPC”), 13.5% of all spend in 2022 was to businesses that are more than 51% Indigenous owned. IPL also worked with Alexander Paving and Concrete, a business wholly owned by Alexander First Nation, for several business initiatives including: testing asphalt for the Plastics Research in Action (PRIA) project, paving the test strips at IPL’s HPC facility, and paving Alexander First Nation’s community roads. For the PRIA initiative in particular, the testing of asphalt was completed to utilize recycled post-consumer polypropylene, which additionally highlights an example of IPL participating in the circular economy.
•Our North American rail business, Genesee & Wyoming (“G&W”), has taken steps to progress its decarbonization strategy and has recently established a Paris-aligned net zero target. G&W has submitted a decarbonization plan articulating an approximate 42% greenhouse gas emissions intensity reduction by 2035 to the Science Based Target Initiative and it is currently under review. In support of this plan, G&W has continued to upgrade its locomotive fleet with new purchases, overhauls, and enhancements to increase emissions efficiency, today over 25% of its locomotive fleet is equipped with enhanced auxiliary power units and enhanced automatic engine stop/start systems to reduce idling.
•Our Colombian natural gas distribution business, Vanti, has partnered with a public education institute to create a training program for women that is focused on improving their access to traditionally male-dominated roles in the field. The program offers a training program that results in successful participants becoming certified technicians. To date more than 1,400 women have applied to the program, with 46 participants on track to complete approximately 2,200 hours of theoretical and practical education in the next year. Participants also receive support payments to increase the accessibility of the program. As a result of its efforts to create an inclusive work environment, Vanti was recognized by the “Equipares Award” for companies who stand out as
100 Brookfield Infrastructure

leaders in closing gender pay gaps. Vanti was specifically recognized for its work disrupting bias within its hiring and initiatives aimed at creating a respectful and inclusive work environment.
•Our North American gas storage business Rockpoint, and Canadian natural gas gathering and processing operation, NorthRiver, commit to providing uninterrupted natural gas supply and protecting the privacy of personal information in their conduct of business. Both businesses have worked to strengthen disaster recovery plans and provide additional protection from severe cyberattacks. Rockpoint noted its ability to re-establish its entire IT environment within six hours in the case of cyber-attack, which is expected to reach an estimated four hours with continued drill exercises. NorthRiver has invested in cloud infrastructure and cybersecurity platforms to ensure its IT and OT (operational technology) security environments are network segregated and secured using modern security architectures in line with the National Institute of Standards and Technology (NIST) framework. Incident response and disaster recovery plans at both companies are tested regularly through tabletop and recoverability activities.
Overview of Sustainability & the Investment Process
Brookfield’s sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders, now and in the future. Our ESG Policy illustrates our longstanding commitment to integrating sustainability considerations into our decision-making and day-to-day asset management activities. Our ESG policy is reviewed annually, updated on an as-needed basis and is guided by the following principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net zero greenhouse gas emissions by 2050 or sooner
•Ensure the well-being and safety of employees
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
◦Foster a positive work environment based on meritocracy, valuing diversity and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
We integrate sustainability into all aspects of investment decision-making and ongoing portfolio management. Sustainability considerations are embedded throughout our investment decision-making and ongoing portfolio management processes. This includes initial due diligence, financial model and business trends, investment valuations, performance monitoring and engaging with management teams. Our investment processes align with the PRI’s six principles.
Brookfield Infrastructure 101

During the initial due diligence phase, our investment teams are guided by a Brookfield-wide ESG Due Diligence Protocol to ensure a thorough assessment of material sustainability risks and opportunities relevant to the target business. In doing so, we leverage and combine our investment and operating expertise with industry-specific guidelines that incorporate SASB guidance. Our approach incorporates, but is not limited to, climate-related physical and transition risk, anti-bribery and corruption, health and safety, and human rights and modern slavery assessments. We continuously monitor the Protocol to update for relevant considerations as sustainability continues to evolve. Where appropriate, we engage internal experts and third-party consultants.
Upon acquisition, our asset management team creates a tailored integration plan that includes any material sustainability-related matters identified during due diligence, or that arise during our ownership. Within the first 100 days of our ownership, we onboard new acquisitions to each of our programs with subject matter specific onboarding approaches. Our approach is informed by our goal to advance sustainability performance to drive long-term value creation, while managing any associated risks.
We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader Brookfield Infrastructure engagement that could include executive and employee placements or secondments. It is ultimately the management teams within each portfolio company who are responsible for managing sustainability risks and opportunities. This combination of local accountability and expertise, combined with the support of Brookfield Infrastructure’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success.
To support our ongoing goals, a number of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which has historically been primarily focused on health and safety, but continues to evolve with additional metrics, creating accountability for performance and an alignment of interests. The above initiatives and our continued sustainability practices are highlighted within our Brookfield Infrastructure annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.

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
(3)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in the Brookfield Holders collectively eventually owning approximately 29.9% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders currently also own). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”
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
(8)Holders of BIPC’s exchangeable shares hold a 25% voting interest in BIPC. As of December 31, 2023, there were 131,872,066 BIPC exchangeable shares outstanding. As of December 31, 2023, Brookfield and its affiliates own approximately 9.9% of the issued and outstanding BIPC exchangeable shares and the remaining approximate 90.1% is held by public investors.
(9)As of December 31, 2023, our partnership had outstanding 461,343,972 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. As of December 31, 2023, Brookfield holds 1,399,230 of the outstanding units and Brookfield Reinsurance holds 3,287,267 of the outstanding units.
Our Partnership
We own and operate high quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We focus on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
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
104 Brookfield Infrastructure

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by Brookfield Reinsurance with respect to the voting of the units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. Brookfield Reinsurance may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements.
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
Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
Brookfield has approximately 1,400 investment professionals and 240,000 operating employees in over 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 52,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
Brookfield Infrastructure 105

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
106 Brookfield Infrastructure

Brookfield Infrastructure Corporation
BIPC was incorporated under the Business Corporations Act (British Columbia) on August 30, 2019. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BIPC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 31, 2020. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Its current operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil, of regulated distribution operations in the United Kingdom, and a global intermodal logistics operation, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
Infrastructure Special LP
The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special General Partner Units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2023.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(2)	Canada	56	100
Global intermodal logistics operation	Triton International Limited(3)	Bermuda	28	100
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(3)	Brazil	31	92

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
FFO
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
108 Brookfield Infrastructure

Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
Brookfield Infrastructure 109

In deriving FFO and AFFO, we add back depreciation and amortization to net income. Specifically, in our financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation expense is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS, as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon. Finally, we add back the impact of mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Net income attributable to our partnership(1)	$432	$407	$1,093
Funds from Operations (FFO)	2,288	2,087	1,733
Adjusted Funds from Operations (AFFO)	1,838	1,701	1,412
Distributions(2)	1,516	1,418	1,257
FFO payout ratio(3)	66%	68%	73%
AFFO payout ratio(4)	82%	83%	89%

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
(4)AFFO payout ratio is defined as distributions (inclusive of GP incentive and preferred unit distributions) divided by AFFO
110 Brookfield Infrastructure

Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Organic growth was 8% capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last 12 months
•A net positive contribution from our asset rotation program, which was partially offset by the timing of asset sales
Our 2023 FFO and AFFO payout ratios finished within our targeted range at 66% and 82%, respectively. Our 2022 payout ratios were in line with 2023, and our targets, while our 2021 payout ratios were impacted by the timing of the deployment of capital raised in our November 2021.
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
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.405 per unit (or $1.62 per unit annualized), starting with the distribution to be paid in March 2024, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, continued levels of elevated inflation as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 8% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
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
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
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
112 Brookfield Infrastructure

5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2023, 2022 and 2021:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2023	2022	2021
Revenues	$17,931	$14,427	$11,537
Direct operating costs	(13,470)	(10,510)	(8,247)
General and administrative expenses	(413)	(433)	(406)
Interest expense	(2,501)	(1,855)	(1,468)
Share of earnings from investments in associates and joint ventures	459	12	88
Other income	141	121	1,945
Mark-to-market	(118)	173	(116)
Income tax expense	(581)	(560)	(614)
Net income	1,448	1,375	2,719
Net income attributable to our partnership(1)	432	407	1,093
Net income per limited partnership unit(2)	$0.14	$0.14	$1.16

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
(2)Net income per limited partnership unit has been adjusted to reflect the impact of the special distribution and unit split.
2023 vs. 2022
For the year ended December 31, 2023, we reported net income of $1,448 million, of which $432 million ($0.14 per unit) was attributable to our partnership. This compares to net income of $1,375 million for the year ended December 31, 2022, of which $407 million ($0.14 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business, and gains on the sale of certain businesses, partially offset by losses from our corporate foreign currency hedging programs.
Brookfield Infrastructure 113

Revenues for the year ended December 31, 2023 were $17,931 million, which represents an increase of $3,504 million compared to the year ended December 31, 2022. Our utilities segment generated additional revenue of $2,670 million primarily due to contributions from our recently acquired North American and European residential decarbonization infrastructure business, benefits of inflation indexation and additions to the rate base. Prior year results included revenues from five additional electricity transmission lines in Brazil that were divested during the fourth quarter of 2022. Revenues from our transport segment increased by $399 million due to a partial year contribution from the acquisition of a global intermodal logistics operation, higher tariffs, partially offset by the disposition of our Indian toll road operation in June 2023. Revenues from our data segment increased by $336 million, primarily as a result of our acquisition of a European hyperscale data center platform in August 2023 and organic growth at our Indian telecom towers operation. Our midstream segment contributed additional revenues of $297 million predominantly as a result of the continued strong performance across our North American midstream platform. Overall, these increases were partially offset by foreign exchange impact of $198 million across our segments, as the average rates most of the currencies in which we operate depreciated against the U.S. dollar relative to 2022.
Direct operating costs for the year ended December 31, 2023 were $13,470 million, which represents an increase of $2,960 million compared to the year ended December 31, 2022. The current period includes $2,564 million of incremental costs (including depreciation) attributable to recent acquisitions and $609 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $213 million.
General and administrative expenses totaled $413 million for the year ended December 31, 2023, a decrease of $20 million compared to the same period in 2022. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The decrease from the prior year is due to a decrease in the average market value of our securities during the year.
Interest expense for the year ended December 31, 2023 was $2,501 million, an increase of $646 million compared to the same period in 2022. Interest expense increased due to recent growth initiatives partially funded through debt, including recent acquisitions net of dispositions, partially offset by the impact of foreign exchange.
Our partnership’s share of earnings from investments in associates and joint ventures was $459 million for the year ended December 31, 2023, representing an increase of $447 million relative to the same period in 2022. The increase was principally driven by gains recognized on our capital recycling program, as well as organic growth, partially offset by decreased share of earnings from the disposition of these assets.
Other income was $141 million for the year ended December 31, 2023, compared to $121 million during the year ended December 31, 2022. Other income in the current period is primarily due to gains on the dispositions of our Indian toll roads business, a freehold landlord port in Victoria, Australia, an Australian regulated utility business, as well as a partial disposition of our interest in a U.S. gas pipeline. These gains were partially offset by accretion expenses and transaction costs related to acquisitions.
Mark-to-market losses for the year ended December 31, 2023 were $118 million compared to gains of $173 million for the year ended December 31, 2022. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The loss in the current year mainly resulted from the period end appreciation of several of the currencies we hedge relative to the U.S. dollar.
114 Brookfield Infrastructure

Income tax expense for the year ended December 31, 2023 was $581 million compared to $560 million from the prior year. The increase in income tax expense was principally a result of higher taxable income reported by our business this year.
2022 vs. 2021

For the year ended December 31, 2022, we reported net income of $1,375 million, of which $407 million was attributable to our partnership. This compared to net income of $2,719 million for the year ended December 31, 2021, of which $1,093 million was attributable to our partnership. December 31, 2022 results benefited from contributions associated with recent acquisitions, organic growth across our base business, and gains from dispositions of businesses and our corporate foreign currency hedging programs. 2021 results included gains from dispositions of several businesses that, in aggregate, contributed approximately $1.1 billion of gains net to the partnership.

Revenues for the year ended December 31, 2022 were $14,427 million, which represented an increase of $2,890 million compared to the year ended December 31, 2021. Revenues from our midstream segment increased by $2,147 million predominantly as a result of our Canadian diversified midstream operation acquired late 2021. Our utilities segment generated additional revenue of $837 million as a result of inflation indexation and additions to the rate base, partially offset by the impact of the disposition of our North American district energy operations and the sale of our U.K. smart meter portfolio mid-2021. Revenues from our data segment increased by $206 million, primarily as a result of organic growth at our Indian telecom towers operation. Revenues from our transport segment increased by $136 million due to higher tariffs and storage revenues, partially offset by the disposition of our Chilean toll road operation in November 2021. Overall, these increases were partially offset by foreign exchange impact of $436 million across our segments, as most of the currencies in which we operate depreciated against the U.S. dollar relative to 2021.

Direct operating costs for the year ended December 31, 2022 were $10,510 million, which represents an increase of $2,263 million compared to the year ended December 31, 2021. The 2022 period included $2,038 million of incremental costs (including depreciation) attributable to recent acquisitions and $767 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $542 million.
General and administrative expenses totaled $433 million for the year ended December 31, 2022, an increase of $27 million compared to the same period in 2021. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from 2021 was due to an increase in the market value of our securities.
Interest expense for the year ended December 31, 2022 was $1,855 million, an increase of $387 million compared to the same period in 2021. Interest expense increased primarily as a result of additional borrowings associated with acquisitions completed in the latter half of 2021, funding organic growth, and repayment of $1 billion of deferred consideration at our Brazilian regulated gas transmission business in April 2022. These increases were partially offset by the impact of dispositions completed during 2022.
Brookfield Infrastructure 115

Our partnership’s share of earnings from investments in associates and joint ventures was $12 million for the year ended December 31, 2022, representing a decrease of $76 million relative to the same period in 2021. Contributions from the disposition of a portfolio of telecom towers at our New Zealand data distribution business, strong performance at our U.S. LNG export facility, and organic growth were more than offset by the loss of earnings associated with the sale of a 25% interest in our U.S. gas pipeline in March 2021 and the acquisition of an additional interest in three Brazilian electricity transmission businesses in 2021, resulting in a change in the basis of accounting from the equity method to consolidation. As a result, earnings generated by these businesses have been consolidated within our Consolidated Statements of Comprehensive Income.
Other income was $121 million for the year ended December 31, 2022, compared to income of $1,945 million during the year ended December 31, 2021. December 31, 2022 results benefited from gains associated with the sale of five concessions at our Brazilian electricity transmission business and our North American container terminal operation. Other income for the year ended December 31, 2021 included disposition gains totaling approximately $2.1 billion associated with the sale of our Chilean toll road operation, U.S. district energy business, Canadian district energy business, and the smart meters portfolio at our U.K. regulated distribution business, partially offset by accretion expense, asset retirement obligations, and transaction costs associated with completed acquisitions.
Mark-to-market gains on hedging items for the year ended December 31, 2022 were $173 million compared to losses of $116 million for the year ended December 31, 2021. Amounts in both 2022 and 2021 consisted of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and commodity contracts at our midstream business. The gain for the year ended December 31, 2022 mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar.
Income tax expense for the year ended December 31, 2022 was $560 million compared to $614 million for the year ended December 31, 2021. Results from the same period ending 2021 included $178 million of deferred tax expense associated with an increase in the future U.K. income tax rate from 19% to 25%. Removing the impacts of the increase in the U.K. tax rate in 2021, income tax expense increased as a result of higher taxable income reported by our business in 2022.
116 Brookfield Infrastructure

The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2023 and December 31, 2022:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2023	December 31, 2022
Cash and cash equivalents	$1,857	$1,279
Property, plant and equipment	48,546	37,291
Intangible assets	15,845	11,822
Total assets	100,784	72,969
Corporate borrowings	4,911	3,666
Non-recourse borrowings	40,904	26,567
Total liabilities	66,768	47,415
Limited partners’ capital	5,321	5,372
General partner’s capital	28	27
Non-controlling interest—Redeemable Partnership Units held by Brookfield	2,190	2,263
Non-controlling interest—BIPC exchangeable shares	1,533	1,289
Non-controlling interest—Exchangeable units(1)	72	72
Non-controlling interest—perpetual subordinated notes	293	293
Non-controlling interest—in operating subsidiaries	23,661	15,320
Preferred unitholders	918	918
Partnership’s capital attributable to the partnership(2)	9,144	9,023
Total partnership’s capital	34,016	25,554

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units.
(2)Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.
Total assets were $100.8 billion at December 31, 2023, compared to $73.0 billion at December 31, 2022. Acquisitions completed in 2023, organic growth initiatives, and foreign exchange impacts increased consolidated assets by $32.4 billion. These increases were offset by the impact of dispositions completed during the year and depreciation and amortization, which reduced total assets by $1.9 billion and $2.7 billion, respectively.
During the year ended December 31, 2023, property, plant and equipment increased from $37.3 billion to $48.5 billion due to impacts of recently completed acquisitions, capital additions, revaluation gains and foreign exchange gains, partially offset by depreciation expense. Intangible assets increased from $11.8 billion to $15.8 billion primarily due to asset acquisitions of $4.0 billion, foreign exchange gains of $0.5 billion and additions of $0.3 billion, partially offset by amortization expense of $0.8 billion.
Corporate borrowings increased to $4.9 billion at December 31, 2023, compared to $3.7 billion at December 31, 2022. The increase is primarily attributable to the issuance of approximately $0.5 billion of medium-term notes, net commercial paper issuances of $0.5 billion, and net draws on our corporate credit facility of $0.1 billion to fund growth initiatives, and the impact of foreign exchange.
Non-recourse borrowings increased by $14.3 billion from December 31, 2022. Acquisitions completed in 2023, incremental borrowings, and the impact of foreign exchange increased non-recourse borrowings by $9.1 billion, $4.5 billion, and $0.7 billion, respectively.
Brookfield Infrastructure 117

Our partnership capital of $9.1 billion as at December 31, 2023, an increase of $0.1 billion from prior year, as income generated from operations, unit issuances and gains on asset revaluations were partially offset by distributions paid to our unitholders.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results are impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023	2022	2021	2023 vs 2022	2022 vs 2021
Canadian dollar	0.7547	0.7382	0.7913	2%	(7)%	0.7411	0.7688	0.7979	(4)%	(4)%
Brazilian real	0.2066	0.1917	0.1792	8%	7%	0.2002	0.1936	0.1854	3%	4%
British pound	1.2731	1.2083	1.3532	5%	(11)%	1.2439	1.2366	1.3758	1%	(10)%
Australian dollar	0.6812	0.6813	0.7262	—%	(6)%	0.6644	0.6947	0.7513	(4)%	(8)%
Indian rupee	0.0120	0.0121	0.0134	(1)%	(10)%	0.0121	0.0127	0.0135	(5)%	(6)%
As at December 31, 2023, our consolidated partnership capital of $34.0 billion was invested in the following currencies: United States dollars - 29%, Canadian dollars - 25%, British pounds - 14%, Euro - 12%, Australian dollars - 7%, Brazilian reais - 5%, Indian rupees - 4%, and other currencies - 4%. As a result of our currency hedging program, 68% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at the end of 2023 were higher than December 31, 2022 for our most significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations in these regions.
118 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Canadian dollar	$150	$(589)	$67
British pound	279	(344)	(14)
Indian rupee	(32)	(345)	(77)
Australian dollar	15	(178)	(117)
Brazilian real	121	167	(244)
Euro	(14)	(30)	(82)
Other	276	(46)	(46)
	795	(1,365)	(513)
Currency hedges(1)	(495)	473	121
	$300	$(892)	$(392)
Attributable to:
Unitholders	$119	$(155)	$(143)
Non-controlling interests	181	(737)	(249)
	$300	$(892)	$(392)

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the year ended December 31, 2023 was an increase to partnership capital of $300 million.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian, Canadian and Indian currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2023, the average foreign exchange rate of the major currencies we operate in, with the exception of the Brazilian real and British pound, weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.

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
120 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Funds from Operations (FFO)	$879	$739	$705
Maintenance capital expenditures	(88)	(54)	(40)
Adjusted Funds from Operations (AFFO)	$791	$685	$665

Adjusted EBITDA(1)	$1,327	$1,101	$942
Rate Base(2)	7,117	6,804	5,818
Return on rate base(3),(4)	12%	13%	12%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Rate base excludes our North American and European residential warranty businesses.
(3)Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
(4)Return on rate base excludes impact of EBITDA earned from home services policies, connections revenue, return of capital and IFRS 16 adjustments.
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
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2023	2022	2021	2023	2022	2021
Commercial & Residential Distribution	$696	$500	$512	$511	$396	$413
Regulated Transmission	631	601	430	368	343	292
Total	$1,327	$1,101	$942	$879	$739	$705

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
Brookfield Infrastructure 121

The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Rate base, start of period(1)(2)	$6,804	$5,818	$5,199
Inflation and other indexation	362	368	250
Capital expenditures commissioned	487	471	433
Regulatory depreciation	(167)	(160)	(68)
(Asset Sales) acquisitions(1)	(614)	648	131
Foreign exchange and other	245	(341)	(127)
Rate base, end of period	$7,117	$6,804	$5,818

(1)Rate base in the above table excludes our North American district energy operation as we sold the business in the second quarter of 2021 and is therefore also excluded from the asset sales impact for 2021.
(2)Rate base excludes our North American and European residential warranty businesses.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next two to three years, as well as capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Capital backlog, start of period	$646	$532	$634
Additional capital project mandates	569	604	483
Less: capital expenditures	(542)	(522)	(443)
Impact of (asset sales) acquisitions	(127)	75	(139)
Foreign exchange and other	16	(43)	(3)
Capital backlog, end of period	562	646	532
Construction work in progress	469	443	401
Total capital to be commissioned	$1,031	$1,089	$933
2023 vs. 2022
Results for our utilities segment benefited from elevated levels of inflation indexation, and the contribution associated with approximately $500 million of capital commissioned into our rate base over the last 12 months. Current year results included earnings from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe that occurred in the first quarter of 2023. Prior year results included earnings from five additional electricity transmission lines in Brazil that were divested in Q4 2022 and a full year contribution from an Australian regulated utility divested in Q3 of this year.
For the year ended December 31, 2023, our commercial and residential distribution operations generated Adjusted EBITDA of $696 million and FFO of $511 million, compared to $500 million and $396 million, respectively, in the prior year. Adjusted EBITDA benefited from continued elevated levels of inflation indexation, higher connections revenue at our U.K. regulated distribution business and capital commissioned into rate base over the last 12 months. FFO benefited from the aforementioned items partially offset by higher borrowings to fund ongoing capital projects. Current year results benefited from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe.
122 Brookfield Infrastructure

For the year ended December 31, 2023, our regulated transmission operations generated Adjusted EBITDA of $631 million and FFO of $368 million, compared to $601 million and $343 million, respectively, in 2022. Results benefited from elevated tariff increases, ongoing expansion of our Brazilian electricity transmission network and the appreciation of the Brazilian real. FFO was impacted by higher interest rates and additional borrowings at our Brazilian investments. Prior year results included a contribution from five additional electricity transmission lines in Brazil that were divested in Q4 2022 and a full year contribution from an Australian regulated utility divested this year.
As of December 31, 2023, our rate base was $7.1 billion. Rate base increased compared to December 31, 2022 driven by inflation indexation, the appreciation of foreign exchange, and new connections at our U.K regulated distribution business and our residential infrastructure platform, partially offset from the sale of our interest in an Australian regulated utility.
As of December 31, 2023, total capital to be commissioned into rate base was $1.0 billion compared to $1.1 billion as of December 31, 2022. Capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. Total capital to be commissioned decreased from the sale of our interest in an Australian regulated utility, and new connection mandates awarded were offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $700 million).

2022 vs. 2021
Adjusted EBITDA and FFO for our utilities segment benefited from elevated inflation indexation which benefits approximately 90% of our utility EBITDA, as well as earnings associated with approximately $485 million of capital commissioned into rate base. Results also benefited from the acquisition of two Australian utilities in February and April 2022. 2021 results included contributions from a smart meter portfolio in the U.K. and a North American district energy business, which were divested in 2021. Results were impacted by higher interest rates and additional borrowings at our Brazilian investments compared to 2021 which impacted FFO by approximately $70 million.

For the year ended December 31, 2022, our commercial and residential distribution operations generated Adjusted EBITDA of $500 million and FFO of $396 million, compared to $512 million and $413 million, respectively, in 2021. Results benefited from inflation indexation and capital commissioned into rate base. Results were offset by the lost contribution from a smart meter portfolio in the U.K. and our North American district energy platform, which were divested in 2021.
For the year ended December 31, 2022, our regulated transmission operations generated Adjusted EBITDA of $601 million and FFO of $343 million, compared to $430 million and $292 million, respectively, in 2021. Results benefited from an approximately 18% annual inflationary tariff adjustment at our Brazilian regulated gas transmission operation, the ongoing expansion of our Brazilian electricity transmission network and the appreciation of the Brazilian real over 2021. FFO was impacted by higher interest rates and additional borrowings at our Brazilian investments.
As of December 31, 2022, our rate base was $6.8 billion. Rate base increased compared to December 31, 2021 driven by the acquisition of an Australian regulated utility and smart metering business, new connections at our U.K regulated distribution business and our North American residential infrastructure business, and elevated levels of inflation indexation.
Brookfield Infrastructure 123

As of December 31, 2022, total capital to be commissioned into rate base was $1.1 billion compared to $0.9 billion as of December 31, 2021. The capital to be commissioned related to projects that had been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. New connection mandates awarded and the impact of acquisitions increased capital to be commissioned, partly offset by capital projects commissioned into rate base, and foreign exchange. The largest contributors to capital expected to be commissioned into rate base were at our U.K. regulated distribution business (approximately $590 million) and North American residential infrastructure business (approximately $170 million).
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Funds from Operations (FFO)	$888	$794	$701
Maintenance capital expenditures	(179)	(175)	(151)
Adjusted Funds from Operations (AFFO)	$709	$619	$550

Adjusted EBITDA(1)	$1,235	$1,082	$968
Adjusted EBITDA margin(2)	56%	55%	55%
Growth capital expenditures	$276	$263	$270

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2023	2022	2021	2023	2022	2021
Diversified Terminals	$555	$484	$394	$382	$335	$260
Rail	411	365	351	317	285	283
Toll Roads	269	233	223	189	174	158
Total	$1,235	$1,082	$968	$888	$794	$701

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
124 Brookfield Infrastructure

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Capital backlog, start of period	$603	$533	$421
Additional capital project mandates	353	368	406
Less: capital expenditures	(276)	(263)	(270)
Foreign exchange and other	34	(35)	(24)
Capital backlog, end of period	714	603	533
Construction work in progress	445	314	421
Total capital to be commissioned	$1,159	$917	$954
2023 vs. 2022
Results benefited from strong operational performance driven by inflationary tariff increases and higher volumes. The strong operational performance was partially offset from the normalization of commodity prices at our U.S. export terminal, and higher borrowing costs from funding capital projects across the segment. Current year results reflect a partial contribution from the acquisition of Triton, a global intermodal logistics operation, which occurred on September 28, 2023. Prior year results included a contribution from the North America container terminal divested in Q2 2022 and an Indian toll road portfolio divested in Q2 of this year.
For the year ended December 31, 2023, our diversified terminals reported Adjusted EBITDA of $555 million and FFO of $382 million, compared to $484 million and $335 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from inflationary increases and a 1% increase in volumes over prior year, which were partially offset by the normalization of commodity prices at our U.S. LNG export terminal. Current year results reflect a partial contribution from the acquisition of a global intermodal logistics operation in Q3 2023, partially offset by the lost contribution from the North America container terminal divested in Q2 2022.
For the year ended December 31, 2023, our rail business generated Adjusted EBITDA of $411 million and FFO of $317 million, compared to $365 million and $285 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from an average tariff increase of 8% and a 2% increase in volumes across our rail networks.
For the year ended December 31, 2023, our toll roads contributed Adjusted EBITDA of $269 million and FFO of $189 million, compared to $233 million and $174 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from a 9% average increase in tariffs and a 4% increase in traffic volumes across our global portfolio. Prior year results included a contribution from our Indian toll road operation, which was divested in Q2 2023.
As of December 31, 2023, total capital to be commissioned was $1.2 billion compared to $0.9 billion as of December 31, 2022. Total capital to be commissioned increased as additional project mandates and the impact of foreign exchange more than offset projects commissioned during the period. Capital to be commissioned included approximately $235 million to increase capacity of our terminals by deepening the berths and expanding, enhancing and modernizing our existing infrastructure, approximately $390 million to upgrade and expand our network to capture volume growth from incremental activity in the sectors we serve, and approximately $530 million to expand the capacity of our roads by increasing and widening lanes on certain routes to support traffic growth.
Brookfield Infrastructure 125

2022 vs. 2021
Results benefited from the commissioning of the sixth commercial liquefaction train and strong prices at our U.S. LNG export terminal, inflationary tariff increases and strong volumes across the segment. 2021 results included a full year contribution from our North American container terminal sold in Q2 2022.
For the year ended December 31, 2022, our diversified terminals reported Adjusted EBITDA of $484 million and FFO of $335 million, compared to $394 million and $260 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO benefited from strong prices at our U.S. LNG export terminal and the commissioning of a sixth liquefaction train. Results also benefited from an increase in the terminal infrastructure charge (TIC) rate at our Australian export terminal operation. 2021 results included a full year contribution from our North American container terminal that was sold in Q2 2022.
For the year ended December 31, 2022, our rail business generated Adjusted EBITDA of $365 million and FFO of $285 million, compared to $351 million and $283 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO benefited from a 6% average increase in tariffs across our portfolio over 2021, partially offset by softer volumes due to weather related delays at the beginning of 2022 in Australia and Brazil. FFO was impacted by higher interest at our Brazilian rail network.
For the year ended December 31, 2022, our toll roads contributed Adjusted EBITDA of $233 million and FFO of $174 million, compared to $223 million and $158 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO benefited from a 10% average increase in tolls and a 4% increase in traffic volumes across our global portfolio. 2021 results included a contribution from our Chilean toll road operation, which was sold in November 2021.
As of December 31, 2022, total capital to be commissioned was $917 million compared to $954 million as of December 31, 2021. Total capital to be commissioned decreased as additional project mandates were more than offset by projects commissioned during the period and the impact of foreign exchange. Capital to be commissioned included approximately $155 million to increase capacity of our terminals by deepening the berths and expanding, enhancing and modernizing our existing infrastructure, approximately $260 million to upgrade and expand our network to capture volume growth from incremental activity in the sectors we serve, and approximately $500 million to expand the capacity of our roads by increasing and widening lanes on certain routes to support traffic growth.

126 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Funds from Operations (FFO)	$684	$743	$492
Maintenance capital expenditures	(152)	(118)	(87)
Adjusted Funds from Operations (AFFO)	$532	$625	$405

Adjusted EBITDA(1)	$995	$937	$612
Adjusted EBITDA margin(2)	57%	56%	59%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA. 2021 EBITDA margin of 59% excludes exceptional gas storage results in 2021 (including the results the EBITDA margin was 62%).

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Capital backlog, start of period	$217	$245	$8
Additional capital project mandates	174	330	20
Less: capital expenditures	(104)	(358)	(174)
Impact of (asset sales) acquisitions	(23)	—	391
Foreign exchange and other	6	—	—
Capital backlog, end of period	270	217	245
Construction work in progress	74	28	1,875
Total capital to be commissioned	$344	$245	$2,120
2023 vs. 2022
For the year ended December 31, 2023, our midstream operations generated Adjusted EBITDA of $995 million and FFO of $684 million, compared to $937 million and $743 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO at our midstream operations benefited from increased utilization, higher contracted cash flows and an initial contribution from the Heartland Petrochemical Facility (HPC), partially offset by the normalization of market sensitive revenues. FFO was impacted from higher borrowing costs from refinancing and lower interest capitalization following the commissioning of HPC. Prior year results included a full year contribution from our U.S. gas pipeline, which was partially divested in Q2 2023.

Brookfield Infrastructure 127

As of December 31, 2023, total capital to be commissioned was $344 million compared to $245 million as of December 31, 2022. Total capital to be commissioned increased as additional project mandates more than offset projects commissioned during the period and the impact of the partial divestment of our U.S. gas pipeline. The capital to be commissioned relates to additional growth projects that are expected to expand capacity across our midstream operations.
2022 vs. 2021
For the year ended December 31, 2022, our midstream operations generated Adjusted EBITDA of $937 million and FFO of $743 million, compared to $612 million and $492 million, respectively, during the same period in 2021. Adjusted EBITDA and FFO at our midstream operations benefited from the acquisition of Inter Pipeline which was privatized in the second half of 2021, increased utilization and higher market sensitive revenues across our base business. 2021 results benefited from exceptional gas storage results due to favorable weather dynamics in the first quarter of 2021.
As of December 31, 2022, total capital to be commissioned was $245 million compared to $2.1 billion as of December 31, 2021. Total capital to be commissioned decreased primarily as a result of the commissioning of the Heartland petrochemical facility in western Canada. The remaining total capital to be commissioned related to additional growth projects that are expected to expand capacity across our Canadian midstream businesses.

128 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Funds from Operations (FFO)	$275	$239	$238
Maintenance capital expenditures	(31)	(39)	(43)
Adjusted Funds from Operations (AFFO)	$244	$200	$195

Adjusted EBITDA(1)	$447	$345	$335
Adjusted EBITDA margin(2)	62%	57%	55%
Growth capital expenditures	$824	$470	$266

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2023	2022	2021	2023	2022	2021
Data Transmission and Distribution	$387	$303	$290	$242	$215	$212
Data Storage	60	42	45	33	24	26
Total	$447	$345	$335	$275	$239	$238

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Capital backlog, start of period	$3,756	$394	$367
Impact of acquisitions	444	3,634	—
Additional capital project mandates	438	234	307
Less: capital expenditures	(824)	(470)	(266)
Foreign exchange and other(1)	290	(36)	(14)
Capital backlog, end of period	4,104	3,756	394
Construction work in progress	1,000	339	100
Total capital to be commissioned	$5,104	$4,095	$494
(1)    Includes approximately $275 million from an increase in our partnership with Intel.
Brookfield Infrastructure 129

2023 vs. 2022
Results for our data segment benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data storage platform. Current year results reflect a contribution from the acquisition of our European telecom tower operation in Q1 2023 and the acquisitions of hyperscale data center platforms in Europe and the United States in Q3 2023 and Q4 2023, respectively. Prior year results include a full year contribution from our New Zealand integrated data distribution business divested in Q2 2023.
For the year ended December 31, 2023, our data transmission and distribution business generated Adjusted EBITDA of $387 million and FFO of $242 million, compared to $303 million and $215 million, respectively, during the same period in 2022. Results benefited from the contribution of additional towers across our Indian and European telecom portfolio. FFO was impacted by higher borrowing costs to fund growth projects and completed upfinancings. Current year results reflect earnings from the acquisition of our European telecom tower operation in Q1 2023, partially offset by the lost contribution from our New Zealand data distribution business divested in Q2 2023.
For the year ended December 31, 2023, our data storage business contributed Adjusted EBITDA of $60 million and FFO of $33 million compared to $42 million and $24 million, respectively, during the same period in 2022. Results benefited from the commissioning of additional megawatts across our global data storage businesses. FFO was impacted by higher borrowing costs to fund ongoing capital projects. Current year results reflect a partial contribution from the acquisitions of hyperscale data center platforms in Europe and the United States in the second half of the year.
As of December 31, 2023, total capital to be commissioned was $5.1 billion compared to $4.1 billion as of December 31, 2022. Total capital to be commissioned includes approximately $4.3 billion at our data transmission and distribution businesses and approximately $0.8 billion at our data storage operations. Total capital to be commissioned includes $3.9 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned relates to the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations, and increasing the capacity of our data storage network. Capital to be commissioned increased compared to December 31, 2022 from the acquisition of hyperscale data center platforms in Europe and the U.S. and from the construction of new facilities across our global data center portfolio.
2022 vs. 2021
Results for our data segment on a constant currency basis benefited from strong underlying growth from additional points-of-presence and inflationary tariff escalators, offset by lower hedge rates on the Indian rupee compared to 2021.
For the year ended December 31, 2022, our data transmission and distribution business generated Adjusted EBITDA of $303 million and FFO of $215 million, compared to $290 million and $212 million, respectively, during the same period in 2021. Results benefited from additional points-of-presence at our Indian and French telecom operations. Results were impacted by lower hedge rates on the Indian rupee compared to the 2021, as well as higher interest expense associated with debt funded growth capex.
For the year ended December 31, 2022, our data storage business contributed Adjusted EBITDA of $42 million and FFO of $24 million. compared to $45 million and $26 million, respectively, during the same period in 2021. Results decreased as the contribution from additional capacity commissioned at our global data center operations was offset by lower revenues at our U.S. data center business in the first quarter of 2022 as it was repositioned for new growth initiatives.
130 Brookfield Infrastructure

As of December 31, 2022, total capital to be commissioned was $4.1 billion compared to $494 million as of December 31, 2021. Total capital to be commissioned included approximately $3.9 billion at our data transmission and distribution businesses and $175 million at our data storage operations. Total capital to be commissioned included $3.6 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned related to the build-out of additional contracted towers at our Indian telecom towers business, the roll-out of our fiber-to the-home program and additional points-of-presence at our French telecom business, and increasing the capacity of our data storage network with the build-out of new sites or expansion of existing data centers.
Recent Developments
In January 2024, we completed our acquisition of a core data center portfolio out of bankruptcy from Cyxtera, as well as the associated real estate underlying several of the sites from third-party landlords. We believe we will generate strategic value by combining the Cyxtera portfolio with our U.S. colocation data center operation to create one of the largest independent retail colocation data center providers, with over 300 megawatts of capacity in 18 North American markets. The combined entity will have the scale, assets and capabilities required to provide critical infrastructure for its over 2,500 customers to support the exponential increase in demand from industry tailwinds, including artificial intelligence and cloud deployments. The purchase price is approximately $1.3 billion, inclusive of transaction costs and net of proceeds received from concurrently selling non-core Cyxtera sites to a third-party landlord. The purchase price was fully financed and did not require any new equity capital.
Also in January 2024, we agreed to acquire a portfolio of telecom towers in India from American Tower’s operations in India (ATC India). The business consists of a portfolio of 78,000 telecom sites in a transaction valued at $2 billion. The acquisition is being pursued as a follow-on for our existing tower business Summit Digitel, which has approximately 175,000 towers in the country. The combined platform will be one of the largest tower platforms globally, with 253,000 sites in complementary locations with minimal site overlap. Our equity contribution is expected to be approximately $150 million and the transaction is expected to close in the second half of 2024, subject to regulatory approvals.
Brookfield Infrastructure 131

The following table presents the components of our corporate segment, at our partnership’s share:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Adjusted EBITDA(1)	(413)	(433)	(406)
Funds from Operations (FFO)	(438)	(428)	(403)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2023 vs. 2022
For the year ended December 31, 2023, Adjusted EBITDA and FFO for our Corporate segment were losses of $413 million and $438 million, respectively, versus $433 million and $428 million, respectively, in 2022.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the market value of our partnership. The base management fee decreased over the prior year due to a lower unit price during the year, partially offset by a higher unit count.
2022 vs. 2021
For the year ended December 31, 2022, Adjusted EBITDA and FFO for our Corporate segment were losses of $433 million and $428 million, respectively, versus losses of $406 million and $403 million, respectively, in 2021.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the market value of our partnership. The base management fee increased over 2021 due to a higher unit price in the first half of 2022.
132 Brookfield Infrastructure

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
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

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Measures	2023	2022	2021
Net income attributable to the partnership(1)	$432	$407	$1,093
Net income per unit(2)	0.14	0.14	1.16
Funds from Operations (FFO)(3)	2,288	2,087	1,733
Per unit FFO(4)	2.95	2.71	2.42
Adjusted Funds from Operations (AFFO)(3)	1,838	1,701	1,412
Return on invested capital(5)	14%	13%	13%
Adjusted EBITDA(3)	3,591	3,032	2,451
Distributions per unit(6),(7)	1.53	1.44	1.36
FFO payout ratio(8)	66%	68%	73%
AFFO payout ratio(9)	82%	83%	89%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares.
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2023 were 459.4 million (2022: 458.1 million, 2021: 445.1 million).
(3)Refer to the “Performance Measures Used by Management” section of this MD&A for a definition of FFO, AFFO and Adjusted EBITDA, and the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
(4)Average units outstanding during the year ended December 31, 2023, were 776.9 million units outstanding (2022: 771.2 million, 2021: 714.8 million).
(5)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by average Invested Capital. The return of capital estimate for the year ended December 31, 2023 was $118 million (2022: $137 million, 2021: $142 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(6)On June 10, 2022, Brookfield Infrastructure completed a three-for-two unit split. Historical per unit disclosures have been retroactively adjusted for the impact of the special distribution and the unit splits.
(7)Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units and BIPC exchangeable shares outstanding as of the record date. During the year ended December 31, 2023, the partnership paid quarterly distributions of $0.38 per unit.
(8)FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(9)AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

For the year ended December 31, 2023, FFO totaled $2.3 billion ($2.95 per unit) compared to $2.1 billion ($2.71 per unit) in 2022 and $1.7 billion ($2.42 per unit) in 2021. FFO of $2.3 billion for the year ended December 31, 2023 represents an increase of 10% over 2022 on a total basis, and 9% on a per unit basis. Organic growth was 8%, capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last twelve months. Results also benefited from a net positive contribution from our asset rotation program, which was partially offset by timing of asset sales. Distributions paid in 2023 of $1.53 per unit represent an increase of 6% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 66%, within our long-term target range of 60-70%.
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
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our partnership’s share of earnings from investments in associates attributable to each of the above-noted items, and exclude the share of earnings of consolidated investments not held by our partnership apportioned to each of the above-noted items.
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
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a breakdown of each of the reconciling items by type and by operating segment.
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
•FFO does not include the impact of mark-to-market gains or losses;
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
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
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
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Net income	$1,448	$1,375	$2,719
Add back or deduct the following:
Depreciation and amortization	2,739	2,158	2,036
Share of earnings from investments in associates and joint ventures(1)	(459)	(12)	(88)
FFO contribution from investments in associates and joint ventures(1)	923	886	745
Deferred tax expense	5	86	240
Mark-to-market losses (gains)	118	(173)	116
Other expenses (income)(2)	183	115	(1,781)
FFO attributable to non-controlling interests(3)	(2,669)	(2,348)	(2,254)
FFO	2,288	2,087	1,733
Maintenance capital expenditures	(450)	(386)	(321)
AFFO	1,838	1,701	1,412

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
(2)Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, and gains or losses on debt extinguishment.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
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
For the year ended December 31, 2023, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, FFO contribution from investments in associates and joint ventures. Depreciation and amortization increased from the year ended December 31, 2022 due to recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contributions from investments in associates and joint ventures increased from the prior year primarily as a result of our recently completed acquisitions, partially offset by the impact of dispositions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $450 million (2022: $386 million, 2021: $321 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Net income	$1,448	$1,375	$2,719
Add back or deduct the following:
Depreciation and amortization	2,739	2,158	2,036
Interest expense	2,501	1,855	1,468
Share of earnings from investments in associates and joint ventures(1)	(459)	(12)	(88)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	1,342	1,229	1,012
Income tax expense	581	560	614
Mark-to-market losses (gains)	118	(173)	116
Other income	(141)	(121)	(1,945)
Adjusted EBITDA attributable to non-controlling interests(2)	(4,538)	(3,839)	(3,481)
Adjusted EBITDA	$3,591	$3,032	$2,451

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
For the year ended December 31, 2023, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from the year ended December 31, 2022 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2023. Interest expense increased due to recent growth initiatives partially funded through debt, including recent acquisitions net of dispositions, partially offset by the impact of foreign exchange. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of a European telecom tower portfolio this year and a full year of contributions from our Australian smart meters and data distribution businesses, partially offset by the impact of dispositions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
	2023	2022	2021
Net income per limited partnership unit(1)	$0.14	$0.14	$1.16
Add back or deduct the following:
Depreciation and amortization	1.84	1.66	1.60
Deferred income taxes	0.04	0.15	0.23
Mark-to-market	(0.12)	(0.18)	(0.11)
Valuation losses (gains) and other(2)	1.05	0.94	(0.46)
Per unit FFO(3)	$2.95	$2.71	$2.42

(1)During the year ended December 31, 2023, on average there were 459.4 million limited partnership units outstanding (2022: 458.1 million, 2021: 445.1 million).
(2)Refer to the reconciliation of net income attributable to the partnership to FFO above for a description of balances included within other.
(3)Average units outstanding during the year ended December 31, 2023, were 776.9 million (2022: 771.2 million, 2021: 714.8 million).
Brookfield Infrastructure 139

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Partnership Capital	$34,016	$25,554	$26,391
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,661)	(15,320)	(15,658)
Deficit	4,419	3,422	2,520
Accumulated other comprehensive income	(1,161)	(817)	(543)
Ownership changes	(581)	(558)	(515)
Invested Capital	$13,032	$12,281	$12,195
Invested capital has increased as a result of capital market activity throughout 2023, primarily related to net proceeds of $751 million from the issuance of BIPC exchangeable shares. Refer to “Partnership Capital” below in this MD&A for further details.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Opening balance	$12,281	$12,195	$9,213
Net (redemption) issuance of preferred units	—	(220)	8
Issuance of Perpetual subordinated notes	—	293	—
Issuance of units and Redeemable Partnership Units, net of redemptions	—	13	945
Issuance of BIPC exchangeable shares	—	—	259
Issuance of BIPC Exchangeable LP Units	751	—	1,770
Ending balance	$13,032	$12,281	$12,195
Weighted Average Invested Capital(1)	$12,478	$12,270	$10,076
(1)     For the purposes of calculating Weighted Average Invested Capital for the year ended December 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022.
Our partnership has met its investment return objectives with return on Invested Capital of 14% for the year ended December 31, 2023 (2022: 13%, 2021: 13%).
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
The following table presents enterprise value as of 2023, 2022 and 2021:

	As of December 31,
	2023			2022	2021
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
Shares/units outstanding	136.8	655.2	792.0	771.4	514.0
Price(3)	$35.28	$31.49	$—	$—	$—
Market capitalization	$4,826	$20,632	$25,458	24,821	31,831
Preferred units and preferred shares(4)	—	1,283	1,283	1,283	1,210
Net debt(5)	5,078	21,602	26,680	19,188	17,502
Enterprise value	$9,904	$43,517	$53,421	$45,292	$50,543

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
(5)Please see “Liquidity and Capital Resources” below for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
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

Brookfield Infrastructure 141

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$970	$846	$284	$63	$(715)	$1,448

Add back or deduct the following:
Depreciation and amortization	824	686	748	481	—	2,739
Interest expense	830	392	547	515	217	2,501
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(186)	(105)	(220)	58	(459)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	167	698	209	268	—	1,342
Income tax expense	433	87	(38)	44	55	581
Mark-to-market losses (gains)	51	(5)	(50)	73	49	118
Other expenses (income)	130	(260)	60	6	(77)	(141)
Adjusted EBITDA attributable to non-controlling interests(2)	(2,072)	(1,023)	(660)	(783)	—	(4,538)
Adjusted EBITDA	$1,327	$1,235	$995	$447	$(413)	$3,591

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,133	$118	$528	$(43)	$(361)	$1,375

Add back or deduct the following:
Depreciation and amortization	535	564	615	444	—	2,158
Interest expense	653	306	306	441	149	1,855
Share of (earnings) losses from investments in associates and joint ventures(1)	(28)	85	(97)	(28)	56	(12)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	138	675	242	174	—	1,229
Income tax expense	357	28	48	72	55	560
Mark-to-market (gains) losses	(16)	(54)	(28)	106	(181)	(173)
Other (income) expenses	(29)	179	32	(152)	(151)	(121)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,642)	(819)	(709)	(669)	—	(3,839)
Adjusted EBITDA	$1,101	$1,082	$937	$345	$(433)	$3,032
142 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$1,003	$240	$445	$(54)	$1,085	$2,719

Add back or deduct the following:
Depreciation and amortization	564	640	350	482	—	2,036
Interest expense	376	355	196	430	111	1,468
Share of (earnings) losses from investments in associates and joint ventures(1)	(84)	(15)	(74)	(14)	99	(88)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	62	542	227	181	—	1,012
Income tax expense	480	20	21	38	55	614
Mark-to-market losses (gains)	58	4	(3)	72	(15)	116
Other (income) expenses	(103)	(22)	5	(84)	(1,741)	(1,945)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,414)	(796)	(555)	(716)	—	(3,481)
Adjusted EBITDA	$942	$968	$612	$335	$(406)	$2,451

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
Brookfield Infrastructure 143

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2023 and 2022.
Our group-wide liquidity at December 31, 2023 consisted of the following:

	As of
US$ MILLIONS	December 31, 2023	December 31, 2022
Corporate cash and financial assets	$812	$891
Committed corporate credit facility(1)	2,175	2,100
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility(1)	(222)	(96)
Commitments under corporate credit facility	(8)	(12)
Commercial paper(1)	(989)	(464)
Partnership’s share of cash retained in businesses	984	718
Partnership’s share of availability under subsidiary credit facilities	1,459	950
Group-wide liquidity	$5,211	$5,087

(1)Includes a $2.2 billion committed corporate credit facility (2022: $2.1 billion). As of December 31, 2023, draws on our corporate credit facility were $222 million (2022: $96 million) and we had commercial paper outstanding of $989 million (2022: $464 million).
At December 31, 2023, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $5.2 billion, an increase from $5.1 billion at December 31, 2022. At the corporate level, we ended 2023 with $2.8 billion of liquidity, a decrease of $0.7 billion compared to the prior year. The decrease was due to additional borrowings incurred to fund recent acquisitions.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2023, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Corporate borrowings(1)	11	$528	$—	$—	$340	$528	$2,325	$3,721
Non-recourse borrowings	7	4,668	2,802	7,861	5,034	5,406	16,172	41,943

(1)Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs. Refer to Note 19, Borrowings, for further details.
144 Brookfield Infrastructure

Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2023	December 31, 2022
Consolidated debt	$45,815	$30,233
Add: partnership’s share of debt of investments in associates:
Utilities	697	1,163
Transport	3,638	3,406
Midstream	471	716
Data	2,997	1,327
Add: partnership’s share of debt directly associated with assets held for sale	—	150
Less: borrowings attributable to non-controlling interest(1)	(25,536)	(15,834)
Premium on debt and cross currency swaps	394	(364)
Debt attributable to the partnership	$28,476	$20,797

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
Brookfield Infrastructure 145

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnerships share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	December 31, 2023	December 31, 2022
Debt attributable to the partnership
Utilities	$5,558	$4,689
Transport	7,630	5,204
Midstream	6,137	5,108
Data	4,240	2,130
Corporate	4,911	3,666
Total debt attributable to the partnership	$28,476	$20,797
Partnership’s share of cash retained in businesses(1)
Utilities	$261	$182
Transport	424	322
Midstream	144	43
Data	155	171
Corporate(2)	812	891
Total partnership’s share of cash retained	$1,796	$1,609
Net debt
Utilities	$5,297	$4,507
Transport	7,206	4,882
Midstream	5,993	5,065
Data	4,085	1,959
Corporate	4,099	2,775
Total net debt	$26,680	$19,188

(1)The partnership’s share of cash retained in the businesses includes $485 million (2022: $445 million) of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $204 million (2022: $242 million) of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
(2)The partnership’s share of cash retained in corporate includes corporate financial assets.
146 Brookfield Infrastructure

As of December 31, 2023, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2024	2025	2026	2027	2028	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	11	$528	$—	$—	$340	$528	$2,325	$3,721
Total recourse borrowings	11	528	—	—	340	528	2,325	3,721
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	10	275	270	331	232	554	2,287	3,949
Regulated Transmission	8	313	130	136	242	90	698	1,609
	9	588	400	467	474	644	2,985	5,558
Transport
Diversified Terminals	6	410	273	713	993	267	2,196	4,852
Rail	4	333	191	419	4	278	358	1,583
Toll Roads	7	124	177	157	147	106	484	1,195
	6	867	641	1,289	1,144	651	3,038	7,630

Midstream(3)	6	302	133	522	1,522	358	3,300	6,137

Data
Data Transmission & Distribution	7	241	72	231	172	341	1,884	2,941
Data Storage	5	47	171	401	32	538	110	1,299
	6	288	243	632	204	879	1,994	4,240
Total non-recourse borrowings(2)	7	2,045	1,417	2,910	3,344	2,532	11,317	23,565
Total borrowings(4)	7	$2,573	$1,417	$2,910	$3,684	$3,060	$13,642	$27,286
Net debt		9%	5%	11%	14%	11%	50%	100%

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
(4)As of December 31, 2023, approximately 37% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 17% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 13% of our total borrowings, inclusive of the impact of interest rate swaps.
Debt attributable to the partnership has an average term of seven years. Our net debt to capitalization ratio, as defined by net debt divided by the sum of net debt and invested capital, as of December 31, 2023 was 67% (December 31, 2022: 61%). The weighted average cash interest rate is 5.7% for the overall business (December 31, 2022: 5.5%), in which our utilities, transport, midstream, data and corporate segments were 6.2%, 5.6%, 5.8%, 5.9% and 5.0%, respectively (December 31, 2022: 5.9%, 6.2%, 5.2%, 5.2% and 4.5%, respectively).
Brookfield Infrastructure 147

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
148 Brookfield Infrastructure

The following tables present summarized financial information for the following:
•our partnership;
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantors
For purposes of the tables below, “Fincos and Guarantors” refers to each of the entities identified above, without duplication.

	Statement of Operating Results
For the twelve-month period ended December 31, 2023 US$ MILLIONS	Fincos and Guarantors total	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	2,275	2,275	—
Net income	1,966	2,266	(300)

For the twelve-month period ended December 31, 2022
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	4,746	4,746	—
Net income	4,390	4,708	(318)

(1)Total revenues of our Partnership and its controlled subsidiaries were $17,931 million and $14,427 million for the year ended December 31, 2023 and December 31, 2022, respectively.
(2)Other income includes dividend and interest income.

	Statement of Financial Position
As of December 31, 2023 US$ MILLIONS	Fincos and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$598	$598	$—
Total assets(1)	2,992	2,992	—
Current liabilities	6,304	6,224	80
Total liabilities	6,635	6,535	100

As of December 31, 2022
Current assets	$721	$721	$—
Total assets(1)	1,975	1,975	—
Current liabilities	4,357	4,266	91
Total liabilities	4,728	4,617	111

(1)Total assets of our partnership and its controlled subsidiaries were $100,784 million and $72,969 million as of December 31, 2023 and December 31, 2022, respectively.

Brookfield Infrastructure 149

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
150 Brookfield Infrastructure

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2023. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2023 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments - US$	$4,502	$2,315	$1,956	$1,803	$1,339	$594	$363	$232
Corporate Items - US$(3)	(2,677)	—	—	—	—	—	—	—
Equity Investment - US$	1,825	2,315	1,956	1,803	1,339	594	363	232
FX contracts - US$	5,236	(1,233)	(1,889)	(1,147)	—	(594)	(363)	(10)
Net unhedged - US$	$7,061	$1,082	$67	$656	$1,339	$—	$—	$222
% of equity investment hedged	N/A	53%	97%	64%	—%	100%	100%	4%

(1)USD net equity investment excludes $389 million of preferred units and $293 million of Perpetual Subordinated Notes.
(2)CAD net equity investment excludes $601 million of preferred units and preferred shares.
(3)Includes medium-term notes, draws on our revolving credit facility, commercial paper issuances and working capital at the corporate level.
At December 31, 2023, 68% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2023, we recorded losses in comprehensive income of $155 million related to these contracts (2022: gains of $551 million, 2021: gains of $145 million).
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
Brookfield Infrastructure 151

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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has $2.2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
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
152 Brookfield Infrastructure

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended 2023, 2022 and 2021:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Capital deployed in new investments(1),(2)	$2,652	$2,238	$3,048
Growth capital expenditures (net of non-recourse debt financing)	423	729	476
	3,075	2,967	3,524
Total capital market activity
Equity issuances	738	13	2,974
Preferred units issuance, net of repurchases	—	50	(12)
Corporate debt issuance, net of repayments	526	995	244
	1,264	1,058	3,206
Proceeds from asset sales	1,865	750	1,938
	3,129	1,808	5,144
Net funding from retained cash flows and credit facility draws	$(54)	$1,159	$(1,620)

(1)Capital deployed in new investments excludes investments in financial assets.
(2)2022 includes the $1.2 billion acquisition of HomeServe on January 4, 2023 (and is excluded from 2023) and 2023 includes the $0.4 billion acquisition of Compass on October 3, 2023 which was funded on January 26, 2024

We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:
•we target retaining 15% of our FFO for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 4 years, we have deployed over $11 billion in acquisitions and organic growth initiatives, which has been funded through our capital recycling program, capital market issuances and retained cash flows
DISTRIBUTION POLICY
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
Brookfield Infrastructure 153

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Net income attributable to the partnership(1)	$432	$407	$1,093
Funds from Operations (FFO)	2,288	2,087	1,733
Adjusted Funds from Operations (AFFO)	1,838	1,701	1,412
Distributions(2)	1,516	1,418	1,257
FFO payout ratio(3)	66%	68%	73%
AFFO payout ratio(4)	82%	83%	89%

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
154 Brookfield Infrastructure

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
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Growth capital expenditures by segment
Utilities	$542	$522	$443
Transport	276	263	270
Midstream	104	358	174
Data	824	470	266
	$1,746	$1,613	$1,153
Growth capital expenditures for the year ended December 31, 2023 were $1,746 million, an increase of $133 million or 8% versus 2022. Growth capital expenditures in our data segment in 2023 increased by $354 million over 2022 from our partnership to build two semiconductor foundries in Arizona, additional towers acquired at our Indian telecom tower operation and capital deployed across our hyperscale data center platforms. Growth capital expenditures in our midstream segment in 2023 decreased by $254 million from 2022 following the commissioning of Heartland petrochemical complex earlier this year.

Brookfield Infrastructure 155

The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2023	2022	2021
Maintenance capital expenditures by segment
Utilities	$80	$95	$88	$54	$40
Transport	280	300	179	175	151
Midstream	135	150	152	118	87
Data	30	40	31	39	43
	$525	$585	$450	$386	$321
Maintenance capital expenditures for the year ended December 31, 2023 were $450 million, an increase of $64 million relative to the year ended December 31, 2022. Maintenance capital expenditures in our utilities segment in 2023 increased $34 million over 2022 from the acquisition of HomeServe. In our midstream segment, 2023 maintenance capital expenditures are up $34 million over 2022 from scheduled plant turnarounds at both our Canadian midstream operation and our diversified Canadian midstream business.
We estimate annual maintenance capital expenditures for the upcoming year to be $80-95 million, $280-300 million, $135-150 million, and $30-40 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $525-585 million prospectively. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
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
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflects our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains have historically resulted in an increase in our reported depreciation by almost 25%.
156 Brookfield Infrastructure

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
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Currently, one of our partnership’s largest concession-based investment is in our Brazilian toll road business. This concession is for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in Brazil and Peru could last up to 100 years, however concession periods can range between 20-40 years).
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

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Return of capital(1)	$118	$137	$142

(1)Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Brookfield Infrastructure 157

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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2023, letters of credit issued on behalf of our subsidiaries amounted to $8 million (December 31, 2022: $12 million). Refer to Note 19, Borrowings and Note 30, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
158 Brookfield Infrastructure

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2023:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$4,076	$55	4	$3	$212	$4,350
Corporate borrowings	1,517	—	—	1,090	2,325	4,932
Non-recourse borrowings	4,668	2,802	7,861	10,440	16,172	41,943
Financial liabilities	344	99	135	134	2,163	2,875
Lease liabilities	499	468	426	776	2,340	4,509

Interest Expense:
Corporate borrowings(1)	181	179	162	246	1,286	2,054
Non-recourse borrowings	2,265	2,136	1,899	2,610	3,698	12,608

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $250 million of subordinated notes maturing May 24, 2081, with a coupon of 5.0%.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we, together with BIPC, pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our group. This fee is estimated to be approximately $392 million per year based on the December 31, 2023 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2023, 2022, and 2021:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2023	2022	2021
Cash from operating activities	$4,078	$3,131	$2,772
Cash used by investing activities	(12,990)	(3,365)	(1,173)
Cash from (used by) financing activities	9,419	56	(995)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2023 vs. 2022
Cash from operating activities
Cash from operating activities totaled $4.1 billion during the year ended December 31, 2023, an increase of $1.0 billion from the same period in 2022. Operating cash flows benefited from contributions from acquisitions completed during the year and organic growth from our existing operations.
Brookfield Infrastructure 159

Cash used by investing activities
Cash used by investing activities was $13.0 billion during the year ended December 31, 2023, an increase of $9.6 billion from the same period in 2022. Investing activities during the current year reflect $10.1 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries and investments in associates. Current year cash flows were also impacted by $2.1 billion of net additions to long-lived and financial assets and other investing activities of 0.7 billion. In the prior year, cash used by investing activities related to investment in long-lived assets of $2.7 billion, and capital deployed of $0.9 billion on our investment in associates and the acquisition of subsidiaries, net of proceeds from the sale of subsidiaries.
Cash from financing activities
Cash from financing activities totaled $9.4 billion for the year ended December 31, 2023, as compared to $0.1 billion during the same period in 2022. Financing activities in the current year include $5.7 billion of net proceeds from borrowings and $6.1 billion of net capital provided by non-controlling interests, partially offset by $1.5 billion of distributions paid to unitholders and $0.9 billion relating to other financing activities. In the prior year, cash from financing activities was driven by net proceeds from borrowings of $3.6 billion, partially offset by $1.4 billion of distributions paid to unitholders, $0.5 billion of net capital provided to non-controlling interests. Prior year results also include the settlement of deferred consideration of $1.2 billion, primarily at our Brazilian regulated gas transmission business and our U.K. wireless infrastructure operation, and $0.4 billion used for the redemption of preferred units and other financing activities.
2022 vs. 2021
Cash from operating activities
Cash from operating activities totaled $3.1 billion during the year ended December 31, 2022, an increase of $0.4 billion from the same period in 2021. Operating cash flows benefited from initial contributions from acquisitions completed during 2022 and organic growth from our existing operations, which were partially offset by the impact of foreign exchange, recently completed dispositions and finance lease receivables signed at our North American residential infrastructure operation, where the operation presented an outflow of the cost of inventory within operating cash flows. Given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Cash used by investing activities
Cash used by investing activities was $3.4 billion during the year ended December 31, 2022, a increase of $2.2 billion from the same period in 2021. Investing activities during 2022 reflect capital deployed of $0.9 billion on the acquisition of subsidiaries and associates and net of proceeds from the sale of subsidiaries and investments in associates. Cash flows in 2022 were also impacted by $2.7 billion of additions to long-lived assets, partially offset by $0.2 billion of proceeds from net settlement of foreign exchange derivatives. In 2021, cash used by investing activities relate to investment in long-lived assets of $2.0 billion, partially offset by proceeds from the sale of subsidiaries and investments in associates, net of cash deployed for acquisitions, of $0.8 billion.
160 Brookfield Infrastructure

Cash from (used by) financing activities
Cash from financing activities totaled $56 million for the year ended December 31, 2022, as compared to $1.0 billion used by financing in 2021. During 2022, financing activities include net proceeds from borrowings of $3.6 billion, partially offset by $1.4 billion of distributions paid to unitholders and $0.5 billion of net capital provided to non-controlling interests. Results also included the settlement of deferred consideration of $1.2 billion, primarily at our Brazilian regulated gas transmission business and our U.K. wireless infrastructure operation, and $0.4 billion used for the redemption of preferred units and other financing activities. Cash from financing activities during 2021 was driven by proceeds from borrowings of $1.6 billion and $1.1 billion of capital from equity issuances. These cash inflows were more than offset by $1.3 billion of distributions paid to unitholders, $0.8 billion of net capital provided to non-controlling interests, $0.5 billion repayment of deposit to our parent, and $0.5 billion of capital used to settle lease and other liabilities.
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.54% managing general partner interest. As of December 31, 2023, Brookfield holds a 29.10% interest in the Holding LP through Redeemable Partnership Units and an additional 0.37% interest in the Holding LP through Special General Partner Units. In addition, Brookfield holds a 0.21% interest in our partnership through the ownership of units and Brookfield Reinsurance holds a 0.50% interest in our partnership through the ownership of units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
Brookfield Infrastructure 161

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
In September 2023, Brookfield Investments Corporation, a subsidiary of Brookfield Corporation, exercised its redemption right in respect of 3,287,267 Redeemable Partnership Units. Our partnership exercised its right of first refusal in respect of all such Redeemable Partnership Units and issued 3,287,267 units to Brookfield Investments Corporation in full satisfaction of such redemption request. Such exchanged units were subsequently transferred to Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by Brookfield Reinsurance with respect to the voting of the units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. Brookfield Reinsurance may acquire additional units or other securities exchangeable for our units. It is expected that any units or other securities exchangeable for units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements.

The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis.
162 Brookfield Infrastructure

Brookfield’s 0.37% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2023, the Holding LP paid incentive distributions of $266 million (2022: $240 million, 2021: $206 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
In November 2023, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,107,234 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 1, 2023 and will terminate on November 30, 2024, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year. During the year ended December 31, 2023, Brookfield Infrastructure repurchased less than 1 million units for $25 million (2022: nil, 2021: nil).
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued approximately 0.4 million units (2022: 0.3 million units) for proceeds of $13 million (2022: $13 million).
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2023	December 31, 2022
Redeemable Partnership Units, held by Brookfield	190,299,956	193,587,223
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	461,343,972	458,380,315
Total	654,044,559	654,368,169
During 2023 and 2022, our outstanding issued Redeemable Partnership Units (“RPUs”) changed as follows:

	2023		2022
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,728	193,587,223	$2,728	193,587,223
Conversion of RPU to LP	(100)	(3,287,267)	—	—
Outstanding at end of year	$2,628	190,299,956	$2,728	193,587,223
Brookfield Infrastructure 163

In September 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
During 2023 and 2022, our outstanding issued Special General Partner Units changed as follows:

	2023		2022
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	2,400,631	$19	2,400,631
Outstanding at end of year	$19	2,400,631	$19	2,400,631
During 2023 and 2022, our outstanding issued Managing General Partner Units changed as follows:

	2023		2022
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$6,092	458,380,315	$6,074	457,901,280
Conversion from RPU to LP	100	3,287,267	—	—
Unit issuance	12	416,225	13	338,953
Units repurchased and cancelled	(12)	(908,674)	—	—
Conversions	4	168,839	5	140,082
Outstanding at end of year	$6,196	461,343,972	$6,092	458,380,315
During 2023 and 2022, our outstanding issued BIPC exchangeable shares changed as follows:

	2023		2022
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares	Book Value	Shares
Outstanding at beginning of year	$1,757	110,567,671	$1,755	110,157,540
Issued in conjunction with the acquisition of Triton	751	21,094,441	—	—
Conversions	4	209,954	2	410,131
Outstanding at end of year	$2,512	131,872,066	$1,757	110,567,671
In September 2023, BIPC, a subsidiary of our partnership, issued 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of our global intermodal logistics operation.
During 2023 and 2022, our outstanding issued Exchangeable units changed as follows:

	2023		2022
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$401	6,464,819	$408	7,015,032
Conversions	(8)	(378,793)	(7)	(550,213)
Outstanding at end of year	$393	6,086,026	$401	6,464,819
During 2023 and 2022, our outstanding issued Perpetual Subordinated Notes changed as follows:

US$ MILLIONS	2023	2022
Outstanding at beginning of year	$293	$—
Issued for cash	—	293
Outstanding at end of year	$293	$293
164 Brookfield Infrastructure

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
The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2023	December 31, 2022
Holding LP Series 1 Preferred Units	4,989,265	4,989,265
Holding LP Series 3 Preferred Units	4,989,262	4,989,262
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	8,000,000
Holding LP Series 14 Preferred Units	8,000,000	8,000,000
Total	43,901,312	43,901,312
During 2023 and 2022, our outstanding issued Preferred Units changed as follows:

	2023		2022
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$918	43,901,312	$1,138	55,881,062
Units repurchased and cancelled	—	—	(220)	(11,979,750)
Outstanding at end of year	$918	43,901,312	$918	43,901,312
During the year ended December 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity.
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
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
Brookfield Infrastructure 165

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
166 Brookfield Infrastructure

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
Significant judgments and estimates made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements, which we consider to be critical, are outlined below.
(i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2023 and 2022. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
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
Brookfield Infrastructure 167

Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
Recently adopted accounting standards
Brookfield Infrastructure applied new and revised standards issued by the IASB which are applicable to our partnership beginning on or after January 1, 2023. The impact of these amendments on our partnership’s accounting policies are as follows:

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The adoption did not have a significant impact on the partnership’s financial reporting.

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. Since the partnership is an Investment Entity and not an Ultimate Parent Entity (as defined under the Global Minimum Tax Act), the global minimum top-up tax is not expected to have a material impact on the financial position of the partnership.

Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the financial position of the partnership.

168 Brookfield Infrastructure

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	74	Chair	Director
Jeffrey Blidner Toronto, Canada	75	Director	Vice Chair of Brookfield Corporation
William Cox(2) Pembroke, Bermuda	61	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	51	Director	Investment Manager
Daniel Muñiz Quintanilla(3) Madrid, Spain	50	Director	Director
Suzanne Nimocks(2) Park City, Utah	64	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	64	Director	Senior Advisor of Egon Zehnder

(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert.
Anne Schaumburg.   Anne has served as a director of our General Partner since November 3, 2008 and was appointed as Chair on February 7, 2020. Anne also serves on the board of directors of BIPC, and is also a director of Brookfield Reinsurance. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Brookfield Infrastructure 169

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2008. Jeffrey is a Vice Chair of Brookfield Corporation and former Chief Executive Officer of Brookfield’s Private Funds. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Renewable Corporation. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Property Partners L.P., BIPC and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey is not considered an independent director because of his role at Brookfield. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.
William Cox. William has served as a director of our General Partner since November 3, 2016. William also serves on the board of directors of BIPC, and is also a director of Brookfield Reinsurance. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Roslyn Kelly. Roslyn has served as a director of our General Partner since February 7, 2020. Roslyn also serves on the board of directors of BIPC. She manages the family office of Lance Uggla, the current CEO of IHS Markit. Roslyn has held various investment banking and portfolio management roles throughout her career with several large global financial institutions, and most recently was a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
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
170 Brookfield Infrastructure

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
Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 1,400 investment professionals and 240,000 operating employees in over 30 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 52,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	57	34	29	Chief Executive Officer
David Krant	37	16	12	Chief Financial Officer
Ben Vaughan	52	26	23	Chief Operating Officer
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
Brookfield Infrastructure 171

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
The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of the Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review the Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and SEDAR+ at www.sedarplus.ca and is available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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
172 Brookfield Infrastructure

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
Brookfield Infrastructure 173

Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. BIPC is responsible for paying, or reimbursing us, for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average units and BIPC exchangeable shares outstanding after retroactively adjusting for the special distribution. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the BIPC exchangeable shares and the Exchangeable units) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
The table below sets forth the management fees for the years ended December 31, 2023, 2022 and 2021, respectively.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Base management fee	$401	$421	$394
To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Providers (or any affiliate) on a portion of our capital that is comparable to the base management fee, the base management fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. For example, in conjunction with the consortium arrangements in respect of our Brazilian electricity transmission operations, we pay to Brookfield our pro rata share of base management fees paid by the consortium. Pursuant to the Master Services Agreement, the base management fees paid pursuant to the consortium arrangements are creditable against the management fee payable under the Master Services Agreement. The base management fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or operating entity to the Service Providers (or any other affiliate) (for which there is a separate credit mechanism under the Holding LP’s limited partnership agreement), or any other fees that are payable by any operating entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions—Other Services” and Item 7.B “Related Party Transactions—Incentive Distributions.”
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
174 Brookfield Infrastructure

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

Brookfield Infrastructure 175

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
Indemnification and Limitations on Liability
Under the Master Services Agreement, the Service Providers have not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of the Service Providers or any of their affiliates, will be equal to the base management fee previously paid by the Service Recipients in the two most recent calendar years pursuant to the Master Services Agreement. The Service Recipients have also agreed to indemnify each of the Service Providers, Brookfield and their directors, officers, agents, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Master Services Agreement, to the fullest extent permitted by law, the indemnified persons will not be liable to the Service Recipients except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.
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
176 Brookfield Infrastructure

6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2023, our General Partner paid each of its directors (other than the chairperson) $150,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2023 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2023 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). Members of BIPC’s audit committee were paid an additional $10,000 by our General Partner during the year ended December 31, 2023 for serving in such position. Also, during the year ended December 31, 2023 an additional amount of $20,000 was paid to the chairperson of our partnership’s audit committee, making the audit committee chairperson’s total remuneration for the 2023 fiscal year $195,000 (including the fees paid for serving as a director on the board of our General Partner and of BIPC). In addition, effective January 1, 2024, the directors of our General Partner who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of BIPC, such director will receive this annual stipend from the General Partner of our partnership only. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than BIPC) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our General Partner and the other Brookfield-managed entity. Directors who are not independent due to their employment with Brookfield received no fees for their services on the board of our General Partner.
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
Brookfield Infrastructure 177

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
178 Brookfield Infrastructure

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
Brookfield Infrastructure 179

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
180 Brookfield Infrastructure

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
•the qualifications, experience, performance and independence of our independent auditor; and
•our cybersecurity program including assessing cybersecurity risks and practices.
The audit committee is also responsible for engaging our independent auditor, reviewing the plans and results of each audit engagement with our independent auditor, approving audit and non-audit services provided by our independent auditors, considering the fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls. The audit committee charter is available on our website at https://bip.brookfield.com/bip/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. See also Item 6.A “Directors and Senior Management”.
Our General Partner’s board of directors has adopted a written policy on auditor independence, or the pre-approval policy. Under the pre-approval policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the audit committee. The pre-approval policy prohibits the auditors from providing the following types of non-audit services:

•bookkeeping or other services related to our company’s accounting records or financial statements;
•appraisal or valuation services or fairness opinions;
•actuarial services;
•management functions or human resources;
•legal services and expert services unrelated to the audit;
•internal audit outsourcing;
•financial information systems design and implementation; and
•certain tax services.
The pre-approval policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the audit committee, subject to limited exceptions. The pre-approval policy also addresses issues relating to the disclosure of fees paid to the auditors.
Brookfield Infrastructure 181

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
The nominating and governance committee is responsible for recommending the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by our General Partner’s shareholders. The nominating and governance committee is also responsible for assisting and advising our General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, our partnership’s governance, the governance of our General Partner and the performance of its board of directors and individual directors. The nominating and governance committee is also responsible for reviewing and making recommendations to the board of directors of the General Partner concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement. The nominating and governance committee charter is available on our website at https://bip.brookfield.com/bip/corporate-governance/governance-documents and is available upon written request from our Corporate Secretary, at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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
182 Brookfield Infrastructure

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
6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner owns less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
Brookfield Infrastructure 183

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2023.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage(2)
Brookfield Corporation(3),(4)	207,999,242	(3)	31.3%	(3)
Royal Bank of Canada(5)	42,756,886		9.3%
Capital World Investors(6)	35,224,918	(6)	7.6%
Bank of Montreal and its affiliates(7)	29,425,429		6.4%
1832 Asset Management L.P. and its affiliates(8)	26,584,275		5.8%

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
(2)The percentages shown are based on 461,343,972 units outstanding as of December 31, 2023 and in the case of Brookfield Corporation, the percentage includes 3,287,267 units held by Brookfield Reinsurance, 1,399,230 units held by Brookfield and 203,312,745 additional units upon exchange of all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Corporation.
(3)Brookfield Corporation may be deemed to be the beneficial owner of 207,999,242 of our units that it holds through wholly-owned subsidiaries and including units held by Brookfield Reinsurance, constituting approximately 31.3% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and BIPC exchangeable shares beneficially owned by Brookfield Corporation are exchanged for our units. This amount includes 1,399,230 of our units beneficially held directly or indirectly by Brookfield Corporation. Included in the units represented by Brookfield Corporation’s ownership percentage are 3,287,267 units held by Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by Brookfield Reinsurance with respect to the voting of the units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. Brookfield Reinsurance may acquire additional units or other securities exchangeable for our units. It is expected that any units or other securities exchangeable for units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements. In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership of 207,999,242 of our units. The business address of Brookfield Corporation and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
(4)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully exchanged basis.
(5)Represents units over which the Royal Bank of Canada has direct or indirect investment discretion, as reported on a Schedule 13F-HR filed with the SEC on February 14, 2024. Royal Bank of Canada may disclaim beneficial ownership and pecuniary interest in these securities, to the extent permitted under applicable securities laws.
(6)Based on a Schedule 13G/A filed by Capital World Investors on February 9, 2024. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(7)Based on a Schedule 13G/A filed by Bank of Montreal on February 9, 2024. The business address of Bank of Montreal is 100 King Street West, 21st Floor, Toronto, Ontario, Canada M5X 1A1.
(8)Based on Schedule 13G filed by 1832 Asset Management L.P. on February 12, 2024. The business address of 1832 Asset Management L.P. is Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, Canada M5H 0B4.
Our major unitholders have the same voting rights as all other holders of our units.
Record Ownership
As of December 31, 2023, 2,366,408 of our outstanding units were held by 414 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2023, DTC was the holder of record of 125,555,953 units.
184 Brookfield Infrastructure

7.B    RELATED PARTY TRANSACTIONS
Relationship with Brookfield
Brookfield is a leading global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Brookfield offers a range of public and private investment products and services, and invests its own capital alongside its client accounts.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
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
Brookfield Infrastructure 185

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
186 Brookfield Infrastructure

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
Voting and Veto Agreements
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
Brookfield Infrastructure 187

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
In addition, our partnership has entered into other voting agreements (“Veto Agreements”) with Brookfield that permit our partnership (or our partnership’s designated affiliates) to have certain veto rights over certain material decisions involving certain of our operations and/or investments managed or controlled by Brookfield-related entities.
Pursuant to each Veto Agreement, Brookfield has agreed that our partnership (or our partnership’s designated affiliates) may veto (i) any action that is reasonably likely to have a material impact on the relevant activities of the subject entity or (ii) any commitment or agreement to do the foregoing. For these purposes, our partnership or our partnership’s designated affiliates, as applicable, may provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by our partnership or our partnership’s designated affiliates, as applicable, in their discretion.
Each Veto Agreement terminates (i) at such time that we cease to own any interest in the relevant entity or (ii) upon 30 days’ notice given by our partnership or our partnership’s designated affiliates, as applicable. In addition, any party to a Veto Agreement is permitted to terminate the Veto Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable law, rule or regulation and through no fault of its own, continued participation in the Veto Agreement would have a material adverse effect on such party.
Pursuant to each Veto Agreement, Brookfield Infrastructure will generally be provided with veto rights over investments in which it participates. These veto rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside Brookfield Infrastructure. As a result, Brookfield Infrastructure will account for these investments using the equity method of accounting in its financial statements and for purposes of calculating its assets under management. See “Voting and Veto Agreements” above. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse us for the expenses associated with preparing our financial statements and calculating our assets under management.
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
188 Brookfield Infrastructure

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
Redemption-Exchange Mechanism
One or more wholly-owned subsidiaries of Brookfield Corporation that hold Redeemable Partnership Units (as hereinafter defined) have the right to require the Holding LP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield Corporation will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of Redeemable Partnership Units of the Holding LP held by wholly-owned subsidiaries of Brookfield Corporation will likely be financed by a public offering of our units.
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
Brookfield Infrastructure 189

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
Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through the Special General Partner Units held by Infrastructure Special LP and also owns the Infrastructure General Partner. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. In consideration for serving as the special general partner of Holding LP, the Infrastructure Special LP is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. To the extent distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as BIPC exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”
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
There was no increase to the Base Management Fee and incentive distribution fees paid by our partnership in connection with the special distribution. BIPC is responsible for paying, or reimbursing us, for its proportionate share of the Base Management Fee.
General Partner Distributions
Pursuant to our Limited Partnership Agreement, our General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions on the units of our partnership. See Item 10.B “Memorandum and Articles of Association—Description of Our Units, Preferred Units and Our Limited Partnership Agreement.”
190 Brookfield Infrastructure

Special General Partner Distributions
Pursuant to the limited partnership agreement of the Holding LP, Infrastructure Special LP is also entitled to receive a special general partner distribution from the Holding LP equal to a share of the total distributions of the Holding LP in proportion to Infrastructure Special LP’s special general partnership interest in the Holding LP, which is equal to 0.37% of the total distributions on the units of the Holding LP. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.” In addition, it is entitled to receive the incentive distributions described above under “—Incentive Distributions.”
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
Brookfield Infrastructure 191

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
192 Brookfield Infrastructure

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
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Infrastructure’s ability to successfully implement its strategies or achieve its investment objectives.
Brookfield Infrastructure 193

As discussed above, investors should note that our Limited Partnership Agreement contains provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to our partnership and our unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our partnership, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.
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
194 Brookfield Infrastructure

As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties” to “Brookfield Infrastructure”, “we”, “us” or “our” should be understood to include BIPC. Any references in Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield” and this Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” to “Brookfield” should be understood to include Brookfield Reinsurance.
Brookfield Infrastructure will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside Brookfield Infrastructure. As a result, Brookfield Infrastructure will consolidate the underlying assets of such other Brookfield-managed vehicles into Brookfield Infrastructure’s financial records and calculation of its assets under management, despite the fact that Brookfield Infrastructure does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by Brookfield Infrastructure for purposes of completing its own financial records, and will not reimburse Brookfield Infrastructure for the expenses associated with such calculation and preparation. See “Voting and Veto Agreements” above for more information.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for Brookfield Infrastructure and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will, in the future, have) investment mandates that overlap with those of Brookfield Infrastructure and Brookfield Accounts in which we invest and will compete with and/or have priority over Brookfield Infrastructure (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Infrastructure (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have, or will have, overlapping investment mandates with Brookfield Infrastructure (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds, (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled
Brookfield Infrastructure 195

investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions, (iii) investments that contribute to the transition to a net-zero emissions global economy; and (iv) infrastructure and infrastructure-related investments (including, among others, provision of capital solutions to third parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate.
It is expected that Brookfield Infrastructure will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion, including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment focus, objectives, strategies, and target rates of return of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of Brookfield Infrastructure (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Infrastructure (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) the relative amounts of capital available for investment; (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations); (vi) the expected future capacity of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (vii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (viii) the availability of other appropriate or similar investment opportunities; (ix) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (x) the management of any actual or potential conflict of interest; and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
196 Brookfield Infrastructure

The determination of whether an investment is within the scope of the investment mandate of Brookfield Infrastructure (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Infrastructure (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).

From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.

The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata
Brookfield Infrastructure 197

or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.

Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Infrastructure (and/or a Brookfield Account in which we invest), but will not be required to disclose to our General Partner’s board of directors or our unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Infrastructure (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
198 Brookfield Infrastructure

Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Infrastructure or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested or it is otherwise capped from pursuing follow-on investments), portfolio construction, priority, or other considerations, such as lack of required capital. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Infrastructure (or a Brookfield Account in which we invest).
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
For the avoidance of doubt, any investment opportunity allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) may not ultimately be made by Brookfield Infrastructure (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, Brookfield Infrastructure (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, Brookfield Infrastructure (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse Brookfield Infrastructure (or the applicable
Brookfield Infrastructure 199

Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, our General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to our partnership or a Brookfield Account in which we invest. For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances, Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
200 Brookfield Infrastructure

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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Infrastructure (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount that is advisable or appropriate for our partnership (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Infrastructure (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Infrastructure (or that Brookfield Account).

Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations.
Brookfield Infrastructure 201

For the avoidance of doubt, Brookfield and Brookfield Infrastructure will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account or Oaktree Account (as defined below).

To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including our group). Conversely, Brookfield (on behalf of Brookfield Infrastructure) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield Commitment with respect to such investments. Brookfield may also assign Brookfield Infrastructure’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.

In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or our General Partner’s independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to Brookfield Infrastructure and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to our partnership directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
202 Brookfield Infrastructure

Brookfield Infrastructure’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by Brookfield Infrastructure (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or Brookfield Infrastructure (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.

In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or as those of the relevant Brookfield Account. For example, investors (including Brookfield Infrastructure) may participate in co-investment opportunities at different times (e.g. Brookfield Infrastructure (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will also impact returns realized by co-investors. When Brookfield Infrastructure (or a Brookfield Account in which we invest) holds an investment alongside co-investors, our group (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to our group (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, our group (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, our group (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through our group (or a Brookfield Account in which we invest).

In the event Brookfield and/or Brookfield Infrastructure participates in co-investment opportunities, Brookfield may determine that it and/or Brookfield Infrastructure (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or Brookfield Infrastructure’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of our unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the
Brookfield Infrastructure 203

volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including Brookfield Infrastructure) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including Brookfield Infrastructure or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than Brookfield Infrastructure (or a Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for Brookfield Infrastructure (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest). Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than Brookfield Infrastructure (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of Brookfield Infrastructure (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.

•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Infrastructure and (b) Brookfield Infrastructure to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
204 Brookfield Infrastructure

Brookfield will endeavor to allocate such fees, costs and expenses among Brookfield Infrastructure and its co-investors (or a Brookfield Account in which we invest and its co-investors, including Brookfield Infrastructure) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”), and, in such cases, Brookfield Infrastructure (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if Brookfield Infrastructure (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to such potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Infrastructure) and Brookfield Infrastructure (in its capacity as a co-investor or a prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro-rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Infrastructure) and Brookfield Infrastructure (in its capacity as a co-investor or a prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Infrastructure or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Infrastructure, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or Brookfield Infrastructure (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Infrastructure or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Infrastructure and other Brookfield Accounts) provides benefits overall to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Brookfield Infrastructure 205

Under these arrangements, the relevant ultimate investor (whether Brookfield Infrastructure, another Brookfield Account, or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Infrastructure or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, Brookfield Infrastructure (or a Brookfield Account in which invest) is permitted to provide interim debt or equity financing (including, among others, emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent Brookfield Infrastructure (or the Brookfield Accounts in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Infrastructure (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Infrastructure (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investors will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing or expenses associated with any such hedging or borrowing activities, in which case Brookfield Infrastructure (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
206 Brookfield Infrastructure

From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, our group (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where Brookfield Infrastructure (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent Brookfield Infrastructure (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, Brookfield Infrastructure (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Infrastructure (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Infrastructure (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than our group (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case our group (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Infrastructure (or a Brookfield Account in
Brookfield Infrastructure 207

which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Infrastructure and Brookfield Accounts in which we invest including certain investments that may represent appropriate investment opportunities for Brookfield Infrastructure and Brookfield Accounts in which we invest.
These Brookfield Client Relationships may compete with Brookfield Infrastructure (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest), our General Partner will consider these relationships and there may be certain potential opportunities which are not pursued on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Infrastructure (or a Brookfield Account in which we invest) could invest with or alongside (or enter into joint ventures or other similar arrangements) with Brookfield Client Relationships, in particular investments, and the relationship with such clients may influence the decisions made by our General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Infrastructure, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and Brookfield Infrastructure and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by Brookfield Infrastructure or a Brookfield Account in which we invest for tenants, market share or other matters.

In order to mitigate potential conflicts of interest in these situations, Brookfield may, but will not be obligated to, take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Infrastructure’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary
208 Brookfield Infrastructure

Fund, on the one hand, and Brookfield Infrastructure and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with the investment objectives of Brookfield Infrastructure or Brookfield Accounts’ in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Infrastructure or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Infrastructure’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or that will involve a different timing or nature of action than that taken with respect to Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Infrastructure and/or Brookfield Accounts in which Brookfield Infrastructure is invested, market impact, liquidity constraints and/
Brookfield Infrastructure 209

or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for Brookfield Infrastructure, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Infrastructure and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Infrastructure (or a Brookfield Account in which we invest) may be invested or seek to invest in. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Infrastructure (or a Brookfield Account in which we invest), and we (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
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

210 Brookfield Infrastructure

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
Brookfield Infrastructure 211

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Infrastructure and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Infrastructure or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Infrastructure or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Infrastructure or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate Brookfield Infrastructure or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
212 Brookfield Infrastructure

At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Infrastructure (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.
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
Brookfield Infrastructure 213

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
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, Brookfield Infrastructure, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including our group, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
214 Brookfield Infrastructure

This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Infrastructure, Brookfield Accounts in which we are invested or their portfolio companies, or result in certain Brookfield Account and/or portfolio companies benefiting from the business and investment activities of Brookfield Infrastructure and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of Brookfield Infrastructure or Brookfield Accounts in which we invest in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by, the Brookfield Accounts (including Brookfield Infrastructure and/or Brookfield Accounts in which we invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors, and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with our group, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for Brookfield Infrastructure and Brookfield Accounts in which we invest that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in Brookfield Infrastructure or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict Brookfield Infrastructure, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of Brookfield Infrastructure, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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

Brookfield Infrastructure 215

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including Brookfield Infrastructure and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our group, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.

•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of Brookfield Infrastructure or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Infrastructure or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
216 Brookfield Infrastructure

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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Infrastructure (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Infrastructure (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Infrastructure (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Infrastructure (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Infrastructure (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Infrastructure (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Infrastructure (or a Brookfield Account in which we invest) is invested, which will result in a benefit to Brookfield Infrastructure (or a Brookfield Account in which we invest). In situations where the activities of Brookfield Infrastructure (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes
Brookfield Infrastructure 217

on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest). See “Investments with Related Parties” below.
Additionally, there may be instances where Brookfield Infrastructure (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Infrastructure or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact Brookfield Infrastructure’s (or of a Brookfield Account in which we invest’s) investment opportunities. In cases where Brookfield Infrastructure (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Infrastructure (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our unitholders or our partnership’s General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Infrastructure, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Infrastructure, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of Brookfield Infrastructure (or a Brookfield Account in which we invest) and, therefore, Brookfield Infrastructure, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Infrastructure (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.

218 Brookfield Infrastructure

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Infrastructure (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest). Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Infrastructure (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Infrastructure (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Infrastructure (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Infrastructure (or a Brookfield Account in which we invest).

Brookfield Infrastructure 219

The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Infrastructure (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Infrastructure (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Infrastructure (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than Brookfield Infrastructure (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Infrastructure (or a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where Brookfield Infrastructure (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Infrastructure (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Accounts, but may be restrained from doing so because of the Brookfield Account.

Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in
220 Brookfield Infrastructure

which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Infrastructure (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Infrastructure, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Infrastructure’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Infrastructure, the Brookfield Account in which we are invested, our portfolio companies or the unitholders, which may materially and adversely affect Brookfield Infrastructure, the Brookfield Account in which we are invested and our portfolio companies and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by Brookfield Infrastructure or a Brookfield Account in which we are invested at a loss, including loss of the entire investment.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Infrastructure and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including our group and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
Brookfield Infrastructure 221

As noted above, from time to time Brookfield Infrastructure and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of our group or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Infrastructure and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including Brookfield Infrastructure and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Infrastructure and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, Brookfield Infrastructure and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, Brookfield Infrastructure and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral,
222 Brookfield Infrastructure

release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of the independent directors of our General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Infrastructure, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Infrastructure (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Infrastructure and any Brookfield Account in which we are invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Infrastructure (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Infrastructure (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Infrastructure (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Infrastructure (or a Brookfield Account in which we are invested).
From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which Brookfield Infrastructure is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including Brookfield Infrastructure’s) interests.
Brookfield Infrastructure 223

For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including Brookfield Infrastructure) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including Brookfield Infrastructure) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by Brookfield Infrastructure (or a Brookfield Account in which Brookfield Infrastructure is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of Brookfield Infrastructure’s or the relevant Brookfield Account’s remaining position and may be at higher prices than Brookfield Infrastructure or the relevant Brookfield Account in which Brookfield Infrastructure is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.

•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.

Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor
224 Brookfield Infrastructure

reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.

The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single Investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.

Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such Investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).

In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).

Brookfield Infrastructure 225

For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or our General Partner’s independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).

Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.

In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by Brookfield Infrastructure, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from Brookfield Infrastructure or Brookfield Accounts in which we invest.

Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an
226 Brookfield Infrastructure

asset held by Brookfield Infrastructure or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by Brookfield Infrastructure or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Infrastructure and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.

Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Infrastructure or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by our General Partner’s independent directors or advisory committee of a Brookfield Account in which Brookfield Infrastructure is invested, unless otherwise determined by Brookfield in its sole discretion.

•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).

The BCS Business is conducted via subsidiaries of Brookfield Reinsurance, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their respective portfolio investments that are recipients of the services.

Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities
Brookfield Infrastructure 227

under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.

Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their portfolio companies to engage in potential transactions.

Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.

Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).

228 Brookfield Infrastructure

Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which Brookfield Infrastructure invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.

In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.

A framework for the provision of services by the BCS Business to Brookfield Infrastructure, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of the General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of our General Partner will not be subject to review by or consent of the independent directors of our General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to Brookfield Infrastructure or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from Brookfield Infrastructure or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with Brookfield Infrastructure or the Brookfield Accounts in which we invest).

The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Account in which we invest) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or
Brookfield Infrastructure 229

borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including Brookfield Infrastructure or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.

Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.

However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which
230 Brookfield Infrastructure

will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.

The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of Brookfield Infrastructure or a Brookfield Account in which Brookfield Infrastructure is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or respective portfolio investments.

•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in Brookfield Infrastructure and is entitled to receive management fees and other compensation from Brookfield Infrastructure. As a result, Brookfield will take its interests into account structuring Brookfield Infrastructure’s and Brookfield Accounts’ investments and other operations, while also taking into account the interests of Brookfield Infrastructure or the relevant Brookfield Accounts. In that regard, at the end of the term of a Brookfield Account in which we invest, Brookfield may cause all of the investors’ interests to be redeemed in whole, rather than dissolving or cancelling the Brookfield Account with the relevant authority. Similarly, Brookfield may undertake transactions involving subsidiary entities of a Brookfield Account in which we invest that result in such subsidiaries winding up via a series of loans and repayments that may leave such subsidiaries in existence and owned by Brookfield or its affiliate, but no longer owned by the Brookfield Account in which we invest, after such Brookfield Account’s term or the realization of the relevant investment. Brookfield may also cause subsidiaries of Brookfield Accounts to lend proceeds to Brookfield (without interest), with such proceeds ultimately paid back to the Brookfield Accounts. Brookfield may also take all or a portion of distributions to which it is entitled (in respect of the Brookfield commitment or incentive distributions) in the form of an interest-free loan from Brookfield Accounts that is later erased. Brookfield may also implement various other strategies and structures over time based on its own interests and objectives.
Brookfield Infrastructure 231

From time to time, Brookfield may implement bespoke structures for one or a group of investors, including Brookfield Infrastructure, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by Brookfield Infrastructure, the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Infrastructure or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
232 Brookfield Infrastructure

•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Infrastructure or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Infrastructure or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Infrastructure or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Brookfield Insurance Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Infrastructure or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Infrastructure or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Infrastructure or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or the Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Infrastructure or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to,
Brookfield Infrastructure 233

other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Infrastructure or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Infrastructure or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by Brookfield Infrastructure or the unitholders.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions among various Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Infrastructure and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) our activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
234 Brookfield Infrastructure

•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts that we invest in) have invested in, are investing in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Infrastructure and Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Infrastructure (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts’ that we invest in, are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Infrastructure and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that would otherwise be suitable for Brookfield Infrastructure or any other Brookfield Account and Brookfield Infrastructure (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Infrastructure and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
Brookfield Infrastructure 235

The potential conflicts of interest described herein are magnified as a result of the information sharing barrier, because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Infrastructure and other Brookfield Accounts, including, for example, conflict management protocols and certain potential investment-related restrictions.
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
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Infrastructure, Brookfield Accounts in which we invest (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Infrastructure and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Infrastructure and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share
236 Brookfield Infrastructure

investment opportunities that may be suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in with Brookfield, and Brookfield Infrastructure and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Infrastructure and/or Brookfield Accounts that we invest in.
Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Infrastructure and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Infrastructure and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities.
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
Brookfield Infrastructure 237

Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Infrastructure and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
238 Brookfield Infrastructure

Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by Brookfield Infrastructure or a Brookfield Account in which we invest, or an AIFM owned by Brookfield and Oaktree may serve as an AIFM of Brookfield Infrastructure or a Brookfield Account in which we invest and provide services such as risk management. If engaged by Brookfield Infrastructure or a Brookfield Account in which we invest, such AIFM may provide such services at different rates than those charged to Brookfield Infrastructure or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this Form 20-F and in the applicable governing documents. Companies in which Brookfield Infrastructure (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies. In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Infrastructure’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
Brookfield Infrastructure 239

•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with applicable law and the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation) to cause Brookfield Infrastructure (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Infrastructure (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Infrastructure engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of our General Partner’s independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Infrastructure. Our independent directors have generally approved cross trades between Brookfield Infrastructure and other Brookfield Accounts provided they are executed in accordance with parameters described in this Form 20-F. Principal trades between Brookfield Infrastructure and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Advisers Act, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.

There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Infrastructure (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Infrastructure (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a unitholder consents to Brookfield Infrastructure (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Infrastructure (or a Brookfield Accounts in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our General Partner’s independent directors or any other consent. See “Affiliate Services and Transactions” and “Transactions with Portfolio Companies” below.

240 Brookfield Infrastructure

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
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties. Each of Brookfield and Brookfield Infrastructure must ensure that there is sufficient liquidity available to cover the amount of any deposits from the other in the event they are called for repayment.
Conflicts of interest arising for Brookfield under this arrangement have been approved by our General Partner’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
In addition, from time to time, Brookfield Infrastructure may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Infrastructure on the terms described below or otherwise approved by the independent directors of our General Partner. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Infrastructure under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2023, our net deposit from such Depositing Parties was $nil and Brookfield Infrastructure incurred interest expenses relating to such arrangements of $nil for the year ended December 31, 2023. Brookfield Infrastructure must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
Brookfield Infrastructure 241

This arrangement is intended to enhance the use of excess funds of the applicable Depositing Party when Brookfield Infrastructure has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the applicable Depositing Party, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to Brookfield Infrastructure, a lower cost of funds than it otherwise would be able to obtain in the market. Accordingly, each of the Depositing Party and Brookfield Infrastructure benefits from these arrangements.
Conflicts of interest arising for Depositing Parties under this arrangement have been approved by our General Partner’s independent directors in accordance with our protocol for managing and resolving potential conflicts of interest.
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

242 Brookfield Infrastructure

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational reasons that may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Infrastructure (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG and/or sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Infrastructure (or a Brookfield Account in which we invest), notwithstanding any adverse ESG and/or sustainability impact on the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Infrastructure) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Infrastructure, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Infrastructure, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield
Brookfield Infrastructure 243

Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Infrastructure) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Infrastructure, or Brookfield or Brookfield Infrastructure is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Infrastructure will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
244 Brookfield Infrastructure

impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.
Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of Brookfield Infrastructure or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Infrastructure and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Infrastructure and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including
Brookfield Infrastructure 245

Brookfield Infrastructure or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Infrastructure or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Infrastructure or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis,
246 Brookfield Infrastructure

securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment), market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Infrastructure (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Infrastructure, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Infrastructure (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
Brookfield Infrastructure 247

To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Infrastructure (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Infrastructure) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocatable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocatable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or their investments taking
248 Brookfield Infrastructure

into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Infrastructure (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Infrastructure (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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
Brookfield Infrastructure 249

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
250 Brookfield Infrastructure

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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments”, “Insurance” and “Internal Audit” subsections in the Potential Conflicts of Interest section of this Form 20-F.

Brookfield Infrastructure 251

Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.

252 Brookfield Infrastructure

Costs and expenses that are suitable for only Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Infrastructure (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Infrastructure (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Infrastructure (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Infrastructure (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Infrastructure (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
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
Brookfield Infrastructure 253

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
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.

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

•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), their investors and/or
254 Brookfield Infrastructure

investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Infrastructure and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Infrastructure, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Infrastructure, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Infrastructure, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest
Brookfield Infrastructure 255

noted above, see “Resolution of Conflicts Generally” below.

•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or our partnership (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a legitimate business need.
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
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may
256 Brookfield Infrastructure

receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of our General Partner’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Infrastructure or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses) and not to Brookfield Infrastructure or the unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of Brookfield Infrastructure, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Infrastructure’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which
Brookfield Infrastructure 257

will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Infrastructure or unitholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, Brookfield Infrastructure, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
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
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) Brookfield Infrastructure, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
258 Brookfield Infrastructure

In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by Brookfield Infrastructure and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by Brookfield Infrastructure or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by our group, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii)
Brookfield Infrastructure 259

overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result our group, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more portfolio companies of Brookfield Infrastructure or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our General Partner’s independent directors in the conflicts management policy, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that Brookfield Infrastructure’s and the Brookfield Accounts in which we invest’s access to Brookfield’s broader asset management platform enhances Brookfield Infrastructure’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our (and their) operations and will provide benefits to Brookfield Infrastructure, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
•Protective Loans. Brookfield may loan capital to Brookfield Infrastructure or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause Brookfield Infrastructure and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including Brookfield Infrastructure) the opportunity to acquire an interest in
260 Brookfield Infrastructure

such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to Brookfield Infrastructure, Brookfield Accounts in which we invest, or an investment.

•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for Brookfield Infrastructure (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Infrastructure or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield Infrastructure 261

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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Infrastructure or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, Brookfield Infrastructure (or a Brookfield Account in which we invest) or in a vehicle controlled by Brookfield Infrastructure (or a Brookfield Account in which we invest), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocates to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.

•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Infrastructure’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocatable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside Brookfield
262 Brookfield Infrastructure

Infrastructure or a Brookfield Account in which we invest by co-investors that do not pay management fees.

•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Infrastructure and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Infrastructure and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio companies at favorable rates or no additional cost, and (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will
Brookfield Infrastructure 263

not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including Brookfield Infrastructure, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Infrastructure) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for in the best interests of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
264 Brookfield Infrastructure

•Investment Platforms. Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by Brookfield Infrastructure (or Brookfield Accounts in which we are invested) other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Infrastructure (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom Brookfield Infrastructure (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Infrastructure (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by other Brookfield Accounts, including investments in which Brookfield Infrastructure (or Brookfield Account in which we invest) participates or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside Brookfield Infrastructure (or Brookfield Account in which we invest).
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
Brookfield Infrastructure (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses of Brookfield Infrastructure (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or our unitholders (or be offset against compensation
Brookfield Infrastructure 265

payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Infrastructure (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Infrastructure (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or unitholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to Brookfield Infrastructure and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.

Subject to any limitations set forth in the governing documents of Brookfield Infrastructure or the Brookfield Accounts in which we invest, Brookfield maintains substantial flexibility in choosing when and how Brookfield Infrastructure and Brookfield Accounts in which we invest utilize borrowings under loan facilities. Brookfield may adopt from time to time policies or guidelines relating to the use of such loan facilities. Such policies could include using the loan facilities to systematically defer calling capital from investors. In addition to using such facilities to defer capital calls, Brookfield can, subject to the terms of the relevant Brookfield Account’s governing documents, elect to use long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments that Brookfield determines to hold on the loan facility for an extended time, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees and operating expenses otherwise payable by investors, (iv) to bridge a potential co-investment or a follow-on investment related to an existing co-investment, and (v) when Brookfield otherwise determines that it is in the best interests of Brookfield Infrastructure or the Brookfield Accounts in which we invest.
266 Brookfield Infrastructure

Certain investors may benefit from borrowing by Brookfield Accounts (including Brookfield Accounts in which we invest) even though such investors do not provide the same level of credit support for such borrowing as other investors. This occurs, for instance, where an investor is prohibited from pledging its commitments to a Brookfield Account to support a loan facility or where regulatory or tax considerations prohibit such a pledge or make it undesirable. In addition, lenders typically apply different “advance rates” to the commitments of different types of investors in a Brookfield Account, with the result that the commitments of certain investors are more useful to the applicable Brookfield Account as collateral for such Brookfield Account’s subscription-based loan facility than the commitments of other investors.

In addition, Brookfield Infrastructure and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts also use other Brookfield Accounts’ (including our loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Infrastructure and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Infrastructure or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if Brookfield Infrastructure or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Infrastructure or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace Brookfield Infrastructure or another Brookfield Account as the guarantor.

•Recourse to Brookfield Infrastructure and Other Brookfield Accounts’ Assets. The assets of Brookfield Infrastructure (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of Brookfield Infrastructure (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), for any proper purpose relating to the activities of Brookfield Infrastructure (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If Brookfield Infrastructure (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to Brookfield Infrastructure’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments Brookfield Infrastructure makes in other Brookfield Accounts, investors in such accounts (including Brookfield Infrastructure) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.

Brookfield Infrastructure 267

The financing arrangements of Brookfield Infrastructure (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, Brookfield Infrastructure and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of Brookfield Infrastructure or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, Brookfield Infrastructure and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.

•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing Brookfield Infrastructure and Brookfield Accounts that we invest in, as well as employees of portfolio companies that Brookfield Infrastructure and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to Brookfield Infrastructure or Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to Brookfield Infrastructure and Brookfield Accounts in which we invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to Brookfield Infrastructure and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to Brookfield Infrastructure and Brookfield Accounts in which we invest.

268 Brookfield Infrastructure

•Use of Brookfield Arrangements. Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) as if Brookfield Infrastructure (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Infrastructure (or Brookfield Accounts in which we invest) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.

•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Infrastructure and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.

Additionally, under certain limited circumstances set forth in the governing documents of Brookfield Infrastructure and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of Brookfield Infrastructure and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of Brookfield Infrastructure and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.

Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, Brookfield Infrastructure and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, our General Partner, relevant general partner or their affiliates, as applicable.

The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Infrastructure and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from Brookfield Infrastructure and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for
Brookfield Infrastructure 269

units in Brookfield Infrastructure or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which Brookfield Infrastructure will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Infrastructure) from time to time engage in transactions with prospective and actual investors in Brookfield Infrastructure and other Brookfield Accounts, that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Infrastructure or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Infrastructure (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused Brookfield Infrastructure and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage for the benefit of and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of the partnership and the relevant Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Infrastructure (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) (including policies covering Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where the partnership (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Infrastructure (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
270 Brookfield Infrastructure

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
Brookfield Infrastructure 271

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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Infrastructure and Brookfield Accounts that we invest in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Infrastructure (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Infrastructure (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Infrastructure’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Infrastructure (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest).
Brookfield on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it
272 Brookfield Infrastructure

determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Infrastructure generally (or to Brookfield Infrastructure in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Infrastructure or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Infrastructure’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Infrastructure or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Infrastructure or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to
Brookfield Infrastructure 273

such initiative or reimburse Brookfield Infrastructure or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts (including of Brookfield Infrastructure and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including Brookfield Infrastructure and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation (the “Corporation”) on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by Brookfield Asset Management ULC (“BAM ULC”). BAM ULC is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management Ltd. (“Brookfield Asset Management”). Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of BAM ULC, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of the Corporation and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of the Corporation and of the Asset Management Business), the Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, the Corporation will receive certain transition services from the Asset Management business and the Asset Management Business will receive transition services from the Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Infrastructure
274 Brookfield Infrastructure

and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc.. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Infrastructure and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management Ltd.
OTHER CONFLICTS
•Internal Audit. Brookfield Corporation, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Infrastructure (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield Infrastructure (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to Brookfield Infrastructure (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to Brookfield Infrastructure, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for Brookfield Infrastructure, the Brookfield Accounts in which we invest and/or their respective portfolio companies.

•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Infrastructure and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Infrastructure and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Infrastructure (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
Brookfield Infrastructure 275

•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged Brookfield Infrastructure or a Brookfield Account in which we invested is discovered, Brookfield will make Brookfield Infrastructure (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Infrastructure (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this Form 20-F, a key element of the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Infrastructure (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to Brookfield Infrastructure (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’
276 Brookfield Infrastructure

offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
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
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest). Additional conflicts may exist, that are not presently known to our General Partner, Brookfield or are deemed immaterial. In addition, as the Brookfield activities and the investment program of Brookfield Infrastructure and Brookfield Accounts in which we invest change over time, an investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible
Brookfield Infrastructure 277

implications on their investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if Brookfield’s indirect equity interest in our partnership and the BIPC exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include the approximately 29.2% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield and the approximately 20.2% indirect interest in our partnership in the form of BIPC exchangeable shares held by Brookfield and the public.
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
278 Brookfield Infrastructure

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
Bermudan partnership legislation provides that, subject to any express provision of the partnership agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under our partnership agreement to the limited partnership or any other partner. Our Limited Partnership Agreement imposes no such fiduciary duty.
Other Related Party Transactions
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest thereon at a rate per annum equal to the secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2023, there were no (2022: $nil) borrowings outstanding.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was $26 million for the year ended December 31, 2023.
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2023, our net deposit from Brookfield was $nil (December 31, 2022: net deposit with Brookfield was $nil) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2023 (2022: $4 million, 2021: $3 million).
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
Brookfield Infrastructure 279

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
280 Brookfield Infrastructure

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
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, Canadian Dollar Offered Rate (until the Canadian Dollar Offered Rate is replaced with the Canadian Overnight Repo Rate Average) or prime rate loans. Both operating facilities bear interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
As partial consideration for exchangeable shares issued during the year-ended December 31, 2021, BIPC established a loan receivable of approximately $1,114 million with our partnership pursuant to a demand deposit with Brookfield Infrastructure Holdings (Canada) Inc. in favor of BIPC.
BIPC and our partnership agreed to settle the loan payable balance outstanding in 2021 under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
BIPC may, from time to time, enter into additional lending or borrowing arrangements with our partnership. As a result, our BIPC may become party to promissory notes and other agreements related to such financing arrangements with our partnership.
Brookfield Infrastructure 281

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

7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF OUR UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT
The following is a description of the material terms of our units and our Limited Partnership Agreement and is qualified in its entirety by reference to all of the provisions of our Limited Partnership Agreement. Because this description is only a summary of the terms of our units and our Limited Partnership Agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our Limited Partnership Agreement which is available electronically on the website of the SEC at www.sec.gov and our Canadian SEDAR+ profile at www.sedarplus.ca and will be made available to our holders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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
284 Brookfield Infrastructure

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

Brookfield Infrastructure 285

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

286 Brookfield Infrastructure

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

The Series 1 Preferred Units are redeemable by our partnership on June 30 in every fifth year after June 30, 2020 for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2020 for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2025 and on December 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31 in every fifth year after March 31, 2023 for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2028 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2023 for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2028 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 15, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions. The Series 15 Preferred Units are issuable upon the
Brookfield Infrastructure 287

automatic exchange of the 5.000% subordinated notes due 2081 (the “2081 Notes”) issued by Alberta Finco in May 2021. Subject to early redemption provisions, the Series 15 Preferred Units are redeemable by our partnership any time on or after May 24, 2026 for $25.00 per Series 15 Preferred Unit, together with all accrued and unpaid distributions.
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

288 Brookfield Infrastructure

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 3.974% annually for the period ending June 30, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending December 31, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.642% annually for the period ending March 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.446% annually for the period ending December 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.000% annually. Holders of the Series 15 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2081 Notes (had such 2081 Notes remained outstanding).
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
Brookfield Infrastructure 289

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
290 Brookfield Infrastructure

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
Brookfield Infrastructure 291

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
292 Brookfield Infrastructure

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
Brookfield Infrastructure 293

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
294 Brookfield Infrastructure

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
Brookfield Infrastructure 295

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
296 Brookfield Infrastructure

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
Brookfield Infrastructure 297

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
298 Brookfield Infrastructure

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
Brookfield Infrastructure 299

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
300 Brookfield Infrastructure

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
Brookfield Infrastructure 301

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
Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Holding LP’s limited partnership agreement, as amended from time to time, which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and will be made available to our unitholders and preferred unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display.”
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
302 Brookfield Infrastructure

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
The Brookfield Holders’ collective economic interest in our partnership would be approximately 29.9% assuming the exchange of the Redeemable Partnership Units (including the issued and outstanding units that the Brookfield Holders currently also own). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
Brookfield Infrastructure 303

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
304 Brookfield Infrastructure

Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.3825		$1.5300
First distribution threshold		$0.1218		$0.4872
Total units of Holding LP	792
Total first distribution			$96		$384
Distribution in excess of first distribution threshold		$0.0102		$0.0408
Total units of Holding LP	792
Second distribution to partners			$8		$32
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$9		$36
Distribution in excess of second distribution threshold		$0.2505		$1.0020
Total units Holding LP	792
Third distribution to partners			$198		$792
25% incentive distribution to the holder of Special General Partner Units			66		264
Total third distribution			$264		$1,056
Total distributions to partners (including incentive distributions)			$369		$1,476
Total incentive distributions to the holder of Special General Partner Units			$67		$268
The table below sets forth the incentive distributions for the years ended December 31, 2023, 2022 and 2021 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Incentive Distributions	$266	$240	$206
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
Brookfield Infrastructure 305

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
306 Brookfield Infrastructure

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
Brookfield Infrastructure 307

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
308 Brookfield Infrastructure

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
Brookfield Infrastructure 309

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
310 Brookfield Infrastructure

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
Brookfield Infrastructure 311

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
312 Brookfield Infrastructure

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
Brookfield Infrastructure 313

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

314 Brookfield Infrastructure

BIPC
BIPC was formed on August 30, 2019 under the laws of British Columbia, Canada. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Specifically, its operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil, a regulated distribution operations in the United Kingdom, and a global intermodal logistics operation, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
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
As of March 14, 2024, there were approximately 131.9 million BIPC exchangeable shares, two class B shares and 11.1 million class C shares issued and outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
Brookfield Infrastructure 315

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
7.Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
8.Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
9.Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
10.Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
316 Brookfield Infrastructure

11.Eighth Supplemental Indenture dated September 1, 2020 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
12.Guarantee dated September 1, 2020 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
13.Guarantee indenture dated March 30, 2020 among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada, in respect of certain of the Class A Preferred Units, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
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
Brookfield Infrastructure 317

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
24.Thirteenth Supplemental Indenture dated July 27, 2023 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
25.Guarantee dated July 27, 2023 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
26.Fourteenth Supplemental Indenture dated July 27, 2023 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
27.Guarantee dated July 27, 2023 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
28.Support Agreement, dated October 15, 2018, as amended from time to time, between Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Partners Exchange LP described under Item 10.B “Memorandum and Articles of Association — Description of Our Units, Preferred Units and Our Limited Partnership Agreement — Exchange LP Units and the Support Agreement”;
29.Guarantee indenture dated February 5, 2019 among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Investment Corporation and Computershare Trust Company of Canada, described in Note 20, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
318 Brookfield Infrastructure

30.Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
31.First Supplemental Indenture dated May 24, 2021 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
32.Support Agreement, dated August 20, 2021, as amended from time to time, between Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. described under Item 10.B “Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement - BIPC Exchangeable LP Units and the Support and Exchange Agreement”;
33.Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources — Supplemental Financial Information — Bermuda Holdco”; and
34.First Supplemental Indenture dated January 21, 2022 between BIP Bermuda Holdings I Limited, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”.
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
Brookfield Infrastructure 319

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
320 Brookfield Infrastructure

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
Brookfield Infrastructure 321

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
322 Brookfield Infrastructure

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
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our partnership and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “—Medicare Tax” below). U.S. Holders that are corporations may be entitled to a “dividends received deduction” in respect of dividends paid by U.S. corporations in which our partnership (through the Holding LP) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.
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
Brookfield Infrastructure 323

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
324 Brookfield Infrastructure

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
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Our partnership’s operating expenses, including our partnership’s allocable share of the base management fee or any other management fees, may be treated as investment expenses rather than trade or business expenses, in which case a non-corporate U.S. Holder’s allocable share of such expenses will be “miscellaneous itemized deductions” for U.S. federal income tax purposes. Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. For taxable years beginning after December 31, 2025, miscellaneous itemized deductions generally may be deducted only to the extent that they exceed 2% of the taxpayer’s adjusted gross income.
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
Brookfield Infrastructure 325

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
Medicare Tax
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an applicable U.S. Holder’s allocable share of our partnership’s income, as well as gain realized by the U.S. Holder from a sale of our units. You should consult your own tax adviser regarding the implications of the 3.8% Medicare tax for your ownership and disposition of our units.
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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our partnership’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
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
326 Brookfield Infrastructure

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
Brookfield Infrastructure 327

Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our partnership in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for the PFIC rules to apply to an investor. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units for the taxable year ending December 31, 2024. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. We may also decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure” below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
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

328 Brookfield Infrastructure

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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our partnership to some or all of our unitholders. In such a case, payments made by our partnership to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “Administrative Matters—Certain Effects of a Transfer of Units” below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.
Brookfield Infrastructure 329

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
U.S. Taxation of Tax-Exempt U.S. Holders of Our Units
Income recognized by a U.S. tax-exempt organization generally is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. Our General Partner believes that our partnership should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our partnership will be held through entities that are treated as corporations for U.S. federal income tax purposes.
330 Brookfield Infrastructure

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
Brookfield Infrastructure 331

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
332 Brookfield Infrastructure

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
Brookfield Infrastructure 333

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
334 Brookfield Infrastructure

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
Brookfield Infrastructure 335

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
336 Brookfield Infrastructure

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
Brookfield Infrastructure 337

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
338 Brookfield Infrastructure

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
Brookfield Infrastructure 339

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
340 Brookfield Infrastructure

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
Brookfield Infrastructure 341

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
(iii)our partnership has income for tax purposes; and
(iv)the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our partnership by reason of the purchase for cancellation by the Holding LP of Managing General Partner Units owned by our partnership or (B) the allocation of income for tax purposes of the Holding LP to our partnership in accordance with the Holding LP’s limited partnership agreement in connection with transactions that provide money or property to the Holding LP that is used exclusively in whole or in part by the Holding LP to purchase for cancellation Managing General Partner Units owned by our partnership, then the income for tax purposes of our partnership for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of our partnership for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Holders whose units (other than preferred units) are acquired, bought, bought back or otherwise purchased by our partnership or the affiliate, on the basis that each such Canadian Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of units (other than preferred units) acquired by our partnership or the affiliate from the Canadian Holder is of the total number of units (other than preferred units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a partner whose units (other than preferred units) are acquired, bought, bought back, or otherwise purchased by our partnership or an affiliate of our partnership will not be considered to be a “distribution” from our partnership, (b) the allocation of income described above shall not apply to an affiliate of our partnership that has acquired units (other than preferred units) from a partner pursuant to an offer or program described in item (i) above and such units (other than preferred units) are subsequently acquired, bought back or otherwise purchased for cancellation by our partnership; and (c) the money or property received by an affiliate of our partnership on such a subsequent acquisition by our partnership of the units (other than preferred units) acquired by the affiliate of our partnership from Canadian Holders pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from our partnership.
342 Brookfield Infrastructure

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
In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership’s taxation year is less than 365 days. Bill C-59, which received first reading in the House of Commons on November 30, 2023, includes Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals (determined including its allocable share of any interest and financing expenses and income of our partnership and the Holding LP), the Canadian Holder will be required to include an amount in income in respect of its share of the partnership’s or the Holding LP’s excessive interest and financing expenses (effectively reversing the Canadian Holder’s allocable share of the deduction by the partnership or the Holding LP in respect of such expenses). These Tax Proposals could apply to corporations and trusts within our group and to certain Canadian Holders in respect of their interest in our partnership. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, these Tax Proposals generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023. These Tax Proposals and their application are highly complex. Canadian Holders should consult their own tax advisors regarding the possible application of these Tax Proposals in their particular circumstances.
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
Brookfield Infrastructure 343

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
344 Brookfield Infrastructure

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
Brookfield Infrastructure 345

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
346 Brookfield Infrastructure

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
Brookfield Infrastructure 347

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
348 Brookfield Infrastructure

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
A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals (including pursuant to anti-avoidance rules in such proposals). Canadian Holders are advised to consult their own tax advisors in this regard.
Alternative Minimum Tax
Canadian Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Holders should consult their own tax advisors.

Eligibility for Investment
Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, TFSA, and a FHSA.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” on the date hereof for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as applicable: (i) deals at arm’s-length for the purposes of the Tax Act with our partnership; and (ii) does not have a “significant interest” for purposes of the prohibited investment rules in our partnership. Canadian Holders who hold our units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Holders Not Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its units in connection with a business carried on in Canada (a “Non-Canadian Holder”).
The following portion of the summary assumes that (i) our units are not, and will not, at any relevant time, constitute “taxable Canadian property” of any Non-Canadian Holder and (ii) our partnership and the Holding LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian
Brookfield Infrastructure 349

property” of any Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our partnership’s assets will consist principally of units of the Holding LP, our units would generally be “taxable Canadian property” at a particular time if the units of the Holding LP held by our partnership derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Holder and does not expect our partnership or the Holding LP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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
350 Brookfield Infrastructure

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
Brookfield Infrastructure 351

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
352 Brookfield Infrastructure

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
Brookfield Infrastructure 353

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
354 Brookfield Infrastructure

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
Brookfield Infrastructure 355

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
BERMUDA TAX CONSIDERATIONS
On December 27, 2023, the Corporate Income Tax Act 2023 (Tax Act) was given royal assent, with certain sections of the Tax Act being operative on January 1, 2024 and the large majority due to become operative on January 1, 2025. The Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Tax Act, impact to our partnership and Holding LP due to the introduction of the new corporate income tax (CIT) is expected to be minimal.
Save for the CIT referenced above which may be applicable to certain persons, there are no taxes on profits, income or dividends in Bermuda nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends.
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
356 Brookfield Infrastructure

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
In addition, our partnership is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
10.I    SUBSIDIARY INFORMATION
Not applicable.
10.J ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
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
Brookfield Infrastructure 357

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
358 Brookfield Infrastructure

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
Excluded from our evaluation were internal controls over financial reporting at HomeServe PLC, which was acquired on January 4, 2023, Cumulus SA (together with its subsidiaries “Data4 Group” or “Data4”), which was acquired on August 1, 2023, and Triton International Limited, which was acquired on September 28, 2023. The financial statements of these entities constitute, in aggregate, 24.4% of total assets, 33.2% of partnership capital, 15.8% of revenues, and 2.3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023.
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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16.A    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16.B    CODE OF ETHICS
Our General Partner has adopted a Code of Business Conduct and Ethics (“Code”) that applies to the members of the board of directors of our General Partner, our partnership and any officers or employees of our General Partner. The Code is periodically updated and we have posted a copy of the current Code on our website at https://bip.brookfield.com/bip/corporate-governance/governance-documents.
Brookfield Infrastructure 359

The code provides guidelines to ensure that all employees of our General Partner, including directors of our General Partner, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The audit committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the audit committee considers it appropriate, it will notify the nominating and governance committee and/or our board of such reports.
Our board promotes the highest ethical business conduct. Our board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.
ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP (PCAOB ID No. 1208), to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2023(1)		2022(2)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(3)	$17,489	97%	$13,338	91%
Audit-related fees(4)	524	3%	421	3%
Tax fees(5)	35	—%	47	—%
All other fees(6)	23	—%	862	6%
Total	$18,071	100%	$14,668	100%

(1)Fees in 2023 include $3.7 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(2)Fees in 2022 include $1.7 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
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
ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
360 Brookfield Infrastructure

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Our partnership may from time-to-time, subject to applicable law, purchase our units or preferred units for cancellation in the open market, provided that any necessary approval has been obtained. Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our units in the market without making an offer to all unitholders.
In November 2023, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that at times our units and Class A Preferred Units may trade in a price range that does not fully reflect their value. As a result, from time to time, acquiring our units and Class A Preferred Units for cancellation represents an attractive use of available funds. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 5% of our units, representing approximately 23,107,234 of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 100,061 units on the TSX during any trading day.
The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,586 Series 3 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,000 Series 1 Preferred Units, 1,000 Series 3 Preferred Units, 1,310 Series 9 Preferred Units and 1,578 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on December 1, 2023 and will terminate on November 30, 2024 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
Brookfield Infrastructure 361

In the year ended December 31, 2023, we repurchased 908,674 units and did not repurchase any Class A Preferred Units under our normal course issuer bid. In the year ended December 31, 2023, Brookfield Corporation purchased 1,024,763 units under our normal course issuer bid.

Issuer Purchases of LP units
Period	(a) Total Number of Units Purchased	(b) Average Price Paid per Unit (US$)	(c) Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs
January 1, 2023 to January 31, 2023	Nil	Nil	Nil	23,107,234
February 1, 2023 to February 28, 2023	Nil	Nil	Nil	23,107,234
March 1, 2023 to March 31, 2023	Nil	Nil	Nil	23,107,234
April 1, 2023 to April 30, 2023	Nil	Nil	Nil	23,107,234
May 1, 2023 to May 31, 2023	Nil	Nil	Nil	23,107,234
June 1, 2023 to June 30, 2023	Nil	Nil	Nil	23,107,234
July 1, 2023 to July 31, 2023	Nil	Nil	Nil	23,107,234
August 1, 2023 to August 31, 2023	Nil	Nil	Nil	23,107,234
September 1, 2023 to September 30, 2023	Nil	Nil	Nil	23,107,234
October 1, 2023 to October 31, 2023	908,674	$27.51	908,674	22,198,560
November 1, 2023 to November 30, 2023(1)	Nil	Nil	Nil	23,107,234
December 1, 2023 to December 31, 2023	Nil	Nil	Nil	23,107,234
Total	908,674		908,674
(1)1,024,763 LP units purchased by Brookfield Corporation between November 1, 2023 to November 30, 2023 not included in the table.

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units That May Yet Be Purchased Under The Plans or Programs
January 1, 2023 to December 1, 2023	Series 1	Nil	Nil	Nil	498,926
	Series 3	Nil	Nil	Nil	498,586
	Series 9	Nil	Nil	Nil	798,659
	Series 11	Nil	Nil	Nil	993,619
December 1, 2023 to December 31, 2023	Series 1	Nil	Nil	Nil	498,926
	Series 3	Nil	Nil	Nil	498,586
	Series 9	Nil	Nil	Nil	798,659
	Series 11	Nil	Nil	Nil	993,619
362 Brookfield Infrastructure

ITEM 16.F   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16.G    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16.H    MINE SAFETY DISCLOSURES
Not applicable.
ITEM 16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16.J INSIDER TRADING POLICIES
We have adopted the insider trading policy of Brookfield Corporation, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this annual report on Form 20-F.

Brookfield Infrastructure 363

ITEM 16.K CYBERSECURITY

Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by Brookfield Corporation.
We believe our cybersecurity program is reasonably designed to materially protect the integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees regularly undergo mandatory continuing cybersecurity training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We continue to focus on readying our assets by implementing a standard way to test the systems of our portfolio companies annually through cyber readiness drills. These drills consist of simulations of potential threats in which companies need to detect, protect against, and recover from an attack. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information.
The effectiveness of these programs is evaluated regularly through both internal and third-party audits.
In 2023, we undertook the following initiatives: further enhanced our data protection and threat-intelligence capabilities; improved our processes for third-party risk management; continued mandatory cybersecurity education for all employees; and incorporated social engineering to our phishing simulations. When we engage third parties, we have policies and processes to govern their access and reduce the risks associated with their access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct; supply chain and vendor management; and human rights and modern slavery.
Our systems face cybersecurity risks, and we have in the past experienced threats to our data and systems. However, to date, these incidents have not had a material impact on our business strategy, results of operations, or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See "Item 3D. Risk Factors— Our business relies on the use of technology, and as a result, we may be exposed to cyber-security attacks".
Governance
Cybersecurity at our partnership is overseen by our General Partner’s board of directors, the audit committee and management, as well as by Brookfield Corporation, through the EISP described above.
364 Brookfield Infrastructure

The Audit Committee of our General Partner’s board of directors is responsible for overseeing risk management strategies that are specific to our partnership, including reviewing management’s assessment of the current and emerging risks and related mitigation strategies across financial and non-financial risks, including cybersecurity risks. Regular reports and updates on cybersecurity risks are made to senior management of the Service Providers and the respective board of directors of our portfolio companies.
Pursuant to the EISP, Brookfield Corporation’s executive management has appointed a Chief Information Security Officer (“CISO”), who works closely with Brookfield Corporation’s senior management, legal counsel and external counsel to develop and monitor Brookfield Corporation’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our partnership. The CISO provides periodic reports to the audit committee of Brookfield Corporation, which subsequently reports to the board of directors of Brookfield Corporation about data protection and cybersecurity risks and issues. The CISO has over 20 years’ experience in cybersecurity oversight.
In addition, Brookfield Corporation has established an Advisory Committee, led by the CISO, and composed of representatives from Brookfield Corporation’s operating businesses including our partnership. The Advisory Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.

Brookfield Infrastructure 365

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

2.1	Description of Securities incorporated by reference to Exhibit 2.1 to our partnership’s Annual Report on Form 20-F filed on March 17, 2023.
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

366 Brookfield Infrastructure

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

4.9	Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.*
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

4.16
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 10, 2018.

4.17
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

4.18
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed on October 7, 2019.

4.19
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed on October 7, 2019.

Brookfield Infrastructure 367

4.20
Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 2, 2020.

4.21
Eighth Supplemental Indenture, dated September 1, 2020, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 21, 2020.

4.22
Guarantee, dated September 1, 2020, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 21, 2020.

4.23
Ninth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed April 25, 2022.

4.24
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 25, 2022.

4.25
Tenth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed April 25, 2022.

4.26
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed April 25, 2022.

4.27
Eleventh Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed November 14, 2022.

4.28
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed November 14, 2022.

4.29
Twelfth Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed November 14, 2022.

4.30
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed November 14, 2022.

4.31
Thirteenth Supplemental Indenture, dated July 27, 2023, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed July 27, 2023.

368 Brookfield Infrastructure

4.32
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed July 27, 2023.

4.33
Fourteenth Supplemental Indenture, dated July 27, 2023, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed July 27, 2023.

4.34
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed July 27, 2023.

4.35
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

4.36
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

4.37
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

4.38
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

4.39
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

8.1	Significant Subsidiaries of Brookfield Infrastructure Partners L.P. (Incorporated by reference to Item 4.C, “Organizational Structure”).
11.1	Personal Trading Policy*
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1	Consent of Deloitte LLP*
Brookfield Infrastructure 369

17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities - incorporated by reference to Exhibit 22.1 to our partnership’s Form F-3 filed January 11, 2022.
97.1	Clawback Policy*
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
370 Brookfield Infrastructure

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 18, 2024	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

Brookfield Infrastructure 371

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2023
and 2022 and for the years ended December 31, 2023, 2022 and 2021	F-8
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2024, expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future cash flow projections, the terminal value multiples and the discount rates included the following, among others:
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

F-4 Brookfield Infrastructure

Acquisition of Businesses - Refer to Notes 3 and 6 to the financial statements
Critical Audit Matter Description
The Partnership acquired several businesses during the year. When each business was acquired, the Partnership assessed the degree of influence it exerted and whether it had control or not. For those where control existed, the Partnership accounted for the business combination using the acquisition method of accounting. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition.
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty for the three largest acquisitions (Triton, Data4 and HomeServe) were forecasted future cash flows (revenues, attrition rates and growth capex) and discount rates used in the valuation of investment properties and customer relationships and the valuation of certain property, plant and equipment. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of various specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of businesses included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of investment properties and customer relationships, including those over forecasted future cash flows (revenue, attrition rates and growth capex) and discount rates and the valuation of certain property, plant and equipment.
•Evaluated the reasonableness of forecasted revenues and growth capex by comparing forecasts to historical results, analyst and industry reports and evidence obtained in other areas of the audit.
•With the assistance of fair value specialists, evaluated the reasonableness of attrition rates and discount rates by testing the source information underlying the determination of the rates and developing a range of independent estimates, and comparing those to the attrition and discount rates selected by management.
•With the assistance of valuation specialists, evaluated the valuation methods and assumptions used by management to determine the fair value of certain property, plant and equipment by evaluating the reasonableness of the Company’s replacement cost assumptions including the estimated useful life, considering source information, historical data for similar assets, and external market and industry data.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2024

We have served as the Partnership’s auditor since 2007.

Brookfield Infrastructure F-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership") as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Partnership and our report dated March 18, 2024, expressed an unqualified opinion on those financial statements.
As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at HomeServe PLC (“HomeServe”), which was acquired on January 4, 2023, Cumulus S.A. (together with its subsidiaries, “Data4”), which was acquired on August 1, 2023, and Triton International Limited (“Triton”), which was acquired on September 28, 2023. The financial statements of these entities constitute, in aggregate, 24.4% of total assets, 33.2% of partnership capital, 15.8% of revenues, and 2.3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at HomeServe, Data4 and Triton.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 18, 2024

Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2023	As of December 31, 2022
Assets
Cash and cash equivalents	7, 8	$1,857	$1,279
Financial assets	7, 9	934	1,392
Accounts receivable and other	7, 10	4,676	2,628
Inventory	11	512	531
Assets classified as held for sale		—	856
Current assets		7,979	6,686
Property, plant and equipment	13	48,546	37,291
Intangible assets	14	15,845	11,822
Investments in associates and joint ventures	12	5,402	5,325
Investment properties	16	4,333	700
Goodwill	15	14,488	8,789
Financial assets	7, 9	607	721
Other assets	10	3,477	1,524
Deferred income tax asset	26	107	111
Total assets		$100,784	$72,969
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7, 17	5,402	4,478
Corporate borrowings	7, 19, 20	1,517	464
Non-recourse borrowings	7, 19	4,442	2,567
Financial liabilities	7, 18	344	390
Liabilities directly associated with assets classified as held for sale		—	478
Current liabilities		11,705	8,377
Corporate borrowings	7, 19, 20	3,394	3,202
Non-recourse borrowings	7, 19	36,462	24,000
Financial liabilities	7, 18	2,531	1,677
Other liabilities	17	4,753	4,164
Deferred income tax liability	26	7,903	5,975
Preferred shares	7, 21	20	20
Total liabilities		66,768	47,415
Partnership capital
Limited partners	27	5,321	5,372
General partner	27	28	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	27	2,190	2,263
BIPC exchangeable shares	27	1,533	1,289
Exchangeable units(1)	27	72	72
Perpetual subordinated notes	27	293	293
Interest of others in operating subsidiaries		23,661	15,320
Preferred unitholders	27	918	918
Total partnership capital		34,016	25,554
Total liabilities and partnership capital		$100,784	$72,969

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2023	2022	2021
Revenues	4	$17,931	$14,427	$11,537
Direct operating costs	13, 14, 23	(13,470)	(10,510)	(8,247)
General and administrative expenses		(413)	(433)	(406)
		4,048	3,484	2,884
Interest expense	22	(2,501)	(1,855)	(1,468)
Share of earnings from investments in associates and joint ventures	12	459	12	88
Mark-to-market (losses) gains	7	(118)	173	(116)
Other income	5	141	121	1,945
Income before income tax		2,029	1,935	3,333
Income tax expense
Current	26	(576)	(474)	(374)
Deferred	26	(5)	(86)	(240)
Net income		$1,448	$1,375	$2,719

Attributable to:
Limited partners		$102	$101	$556
General partner		265	240	210
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		42	42	229
BIPC exchangeable shares		21	24	95
Exchangeable units(1)		2	—	3
Interest of others in operating subsidiaries		1,016	968	1,626
Basic and diluted income per unit attributable to(2):
Limited partners	27	$0.14	$0.14	$1.16

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

Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2023	2022	2021
Net income		$1,448	$1,375	$2,719
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus	13	791	406	252
Marketable securities	7	—	—	153
Unrealized actuarial (losses) gains		(8)	160	170
Taxes on the above items	26	(168)	(152)	(197)
Share of income from investments in associates and joint ventures	12	159	89	96
		774	503	474

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		795	(1,365)	(513)
Cash flow hedge	7	(466)	547	293
Net investment hedge	7	(34)	229	2
Taxes on the above items	26	61	(162)	(63)
Share of (losses) income from investments in associates and joint ventures	12	(251)	396	67
		105	(355)	(214)
Total other comprehensive income		879	148	260
Comprehensive income		$2,327	$1,523	$2,979

Attributable to:
Limited partners	28	$321	$338	$694
General partner	28	267	240	210
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	132	149	287
BIPC exchangeable shares	28	83	84	125
Exchangeable units(1)	28	5	2	4
Interest of others in operating subsidiaries		1,519	710	1,659

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554
Net income	—	102	—	—	102	265	42	21	2	1,016	—	—	1,448
Other comprehensive income	—	—	—	219	219	2	90	62	3	503	—	—	879
Comprehensive income	—	102	—	219	321	267	132	83	5	1,519	—	—	2,327
Unit issuance(2),(4)	12	—	—	—	12	—	—	751	—	—	—	—	763
Unit repurchases(2)	(12)	(13)	—	—	(25)	—	—	—	—	—	—	—	(25)
Partnership distributions(3)	—	(701)	—	—	(701)	(269)	(298)	(176)	(9)	—	—	—	(1,453)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(16)	(9)	—	—	—	—	(63)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	9,522	—	—	9,522
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,247)	—	—	(2,247)
Other items(1),(2)	104	61	239	(24)	380	3	109	(405)	4	(81)	—	—	10
Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016

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

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries	Noncontrolling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2021	6,074	(2,125)	1,430	323	5,702	31	2,408	1,369	85	15,658	—	1,138	26,391
Net income	—	101	—	—	101	240	42	24	—	968	—	—	1,375
Other comprehensive income (loss)	—	—	—	237	237	—	107	60	2	(258)	—	—	148
Comprehensive income	—	101	—	237	338	240	149	84	2	710	—	—	1,523
Unit issuance(2)	13	—	—	—	13	—	—	—	—	—	—	—	13
Partnership distributions(3)	—	(660)	—	—	(660)	(244)	(277)	(160)	(11)	—	—	—	(1,352)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(19)	(9)	—	—	—	—	(66)
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	(494)	—	—	(494)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(751)	—	—	(751)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items(1),(2)	5	79	26	(79)	31	—	11	5	(4)	197		—	240
Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554

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

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest—in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2020	5,526	(2,285)	540	452	4,233	19	1,687	638	12	13,954	1,130	21,673
Net income	—	556	—	—	556	210	229	95	3	1,626		2,719
Other comprehensive income	—	—	—	138	138	—	58	30	1	33	—	260
Comprehensive income	—	556	—	138	694	210	287	125	4	1,659	—	2,979
Unit issuance(2)	545	—	—	—	545	—	400	1,770	259	—	—	2,974
Partnership distributions(3)	—	(608)	—	—	(608)	(209)	(251)	(115)	(7)	—	—	(1,190)
Partnership preferred distributions(3)	—	(41)	—	—	(41)	—	(18)	(8)	—	—	—	(67)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	2,707	—	2,707
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(1,340)	—	(1,340)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(955)	—	(955)
Acquisition of non-controlling interest(4)	—	—	—	—	—	—	—	—	—	(939)	—	(939)
Preferred units redeemed(2)	—	(13)	—	—	(13)	—	(5)	(2)	—	—	(186)	(206)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	194	194
Other items(1),(2),(4)	3	266	890	(267)	892	11	308	(1,039)	(183)	572	—	561
Balance as at December 31, 2021	$6,074	$(2,125)	$1,430	$323	$5,702	$31	$2,408	$1,369	$85	$15,658	$1,138	$26,391

(1)Refer to Note 28, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 27, Partnership Capital.
(3)Refer to Note 29, Distributions.
(4)Refer to Note 6, Acquisition of Businesses
(5)Refer to Note 5, Disposition of Businesses.
(6)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business.

Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2023	2022	2021
Operating Activities
Net income		$1,448	$1,375	$2,719
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	12	323	563	69
Depreciation and amortization expense	13, 14	2,739	2,158	2,036
Mark-to-market, provisions and other	5, 7	201	(147)	(1,768)
Deferred income tax expense	26	5	86	240
Changes in non-cash working capital, net	37	(638)	(904)	(524)
Cash from operating activities		4,078	3,131	2,772

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(10,747)	(479)	(2,923)
Disposal of subsidiaries and assets held for sale, net of cash disposed		602	198	3,284
Investments in associates and joint ventures	12	(1,098)	(864)	—
Disposal of investments in associates and joint ventures	12	1,107	275	412
Purchase of long lived assets	13, 14, 16	(2,487)	(2,775)	(2,067)
Disposal of long lived assets	13, 14, 16	162	41	85
Purchase of financial assets		(524)	(659)	(1,324)
Sale of financial assets		715	720	1,341
Net settlement of foreign exchange hedging items		—	178	19
Other investing activities	13	(720)	—	—
Cash used by investing activities		(12,990)	(3,365)	(1,173)

Financing Activities
Distributions to general partner	29	(269)	(244)	(209)
Distributions to other unitholders	29	(1,247)	(1,174)	(1,048)
Subsidiary distributions to non-controlling interest		(2,247)	(751)	(955)
Capital provided by non-controlling interest	6	8,618	293	3,071
Capital provided to non-controlling interest	5	(423)	—	(1,560)
Disposal of partial interest to non-controlling interest, net of taxes.	5	124	—	—
Acquisition of partial interest from non-controlling interest	6	—	—	(1,399)
Net proceeds from commercial paper program	19	525	33	431
Deposit (repaid to) received from parent		—	—	(545)
Proceeds from corporate borrowings	19	513	995	244
Proceeds from corporate credit facility	19	6,320	3,225	5,928
Repayment of corporate credit facility	19	(6,194)	(3,129)	(7,059)
Proceeds from non-recourse borrowings	19	13,703	8,885	16,510
Repayment of non-recourse borrowings	19	(9,213)	(6,392)	(14,499)
Settlement of deferred consideration	18	—	(1,224)	(191)
Net preferred units (redeemed) issued	27	—	(243)	(12)
Partnership units repurchased, net of costs and issuances	27	(13)	13	1,073
Lease liability repaid		(283)	(233)	(272)
Other financing activity		(495)	2	(503)
Cash from (used by) financing activities		9,419	56	(995)

Cash and cash equivalents
Change during the year		507	(178)	604
Impact of foreign exchange on cash		71	88	(65)
Cash reclassified as held for sale		—	(37)	—
Balance, beginning of year		1,279	1,406	867
Balance, end of year		$1,857	$1,279	$1,406
F-14 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a) Brookfield Infrastructure Partners L.P.
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B,” “BIP.PR.E,” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B,” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s material or significant wholly-owned subsidiaries as of December 31, 2023 and 2022:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2023	2022
Transport
Australian rail operation	Arc Infrastructure WA Pty Ltd	Australia	100	100
The following table presents details of material or significant non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2023	2022	2023	2022
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	92	92
Colombian natural gas distribution operation	Vanti S.A. ESP(1)	Colombia	21	21	75	75
Brazilian electricity transmission operation(2),(3)	Transmissora Sertaneja de Eletricidade S.A.(1),(2),(3)	Brazil	31	—	100	—
European residential infrastructure operation	Thermondo GmbH	Germany	13	11	55	51
North American residential decarbonization infrastructure business	Enercare Inc.(1)	Canada	26	26	100	100
North American residential decarbonization infrastructure business(2)	HomeServe USA Holding Corp(1),(2)	U.S.	26	—	100	—
European residential decarbonization infrastructure business(2)	HomeServe Limited(1),(2)	U.K.	25	—	100	—
Indian gas transmission operation	Pipeline Infrastructure Ltd.(1)	India	21	21	100	100
Transport
North American rail operation	Genesee & Wyoming Inc.(1)	U.S.	9	9	100	100
U.K. ports operation	Brookfield Port Acquisitions (UK) Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	27	27	100	100
Peruvian toll roads	Rutas de Lima S.A.C(1)	Peru	17	17	57	57
Global intermodal logistics operation(2)	Triton International Limited(1),(2)	Bermuda	28	—	100	—
F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2023	2022	2023	2022
Midstream
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
North American gas storage operation	Lodi Gas Storage LLC(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(1)	Canada	56	56	100	100
Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1)	Canada	29	29	100	100
Data
U.S. colocation data center operation	Evoque Consolidated Holdings LLC(1)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1)	Australia	29	29	100	100
Indian telecom tower operation	Summit Digitel Infrastructure Private Limited(1),(2)	India	16	17	100	100
Indian telecom tower operation	Crest Digitel Private Limited(1),(2)	India	16	17	100	100
U.K. wireless infrastructure operation	WIG Holdings I Limited(1)	U.K.	24	24	100	100
European hyperscale data center platform(2)	Cumulus SA (together with its subsidiaries “Data4 Group” or “Data4”)(1),(2)	Luxembourg	19	—	100	—
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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
(3)See Note 5, Disposition of Businesses, for further details.

Brookfield Infrastructure F-19

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 18, 2024.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
(h)Leases
(i) Brookfield Infrastructure as lessee
Brookfield Infrastructure assesses whether a contract is, or contains, a lease, at inception of the contract. For all lease arrangements where Brookfield Infrastructure is the lessee, except for short-term leases and leases of low value assets, a right-of-use asset is recognized with a corresponding lease liability. At the commencement date, the lease liability is initially measured at the present value of future lease payments over the lease term, discounted using the rate implicit in the lease or, if not readily determined, the incremental borrowing rate. The right-of-use asset is initially measured at the corresponding lease liability, plus lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability using the effective interest method and by reducing the carrying amount to reflect the lease payments made. The right-of-use asset is subsequently accounted for as an item of property, plant and equipment or investment property.
(ii) Brookfield Infrastructure as lessor
Brookfield Infrastructure enters into lease agreements as a lessor for some of its property, plant and equipment and investment property. Such leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, and are classified as operating leases otherwise. Amounts due from lessees and any unguaranteed residual value under finance leases are recognized as finance lease receivables at their present value, discounted using the rate implicit in the lease. Lease payments received are allocated between reduction of the carrying amount of finance lease receivables and finance income. Revenue from operating leases is recognised on a straight-line basis over the term of the relevant lease.
Brookfield Infrastructure F-23

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(i)Property, Plant and Equipment
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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 60 years
Transmission stations, towers and related fixtures	Up to 50 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 50 years
Network systems	Up to 65 years
Track	Up to 40 years
Intermodal containers	Up to 20 years
Pipelines and gas storage assets	Up to 80 years
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
F-24 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(j)Investment Properties
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
(k)Asset Impairment
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
(l)Intangible Assets
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation, Brazilian electricity transmission operation and Indian and Peruvian toll roads and were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts. For our Brazilian regulated gas transmission operation, the concession arrangement provides the business with the right to operate the asset perpetually. As a result, the asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at our Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 20 years remaining.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.
(m)Goodwill
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
F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

(n)Revenue Recognition
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
Transport
Revenue from transport infrastructure consists primarily of freight, toll road operations, transportation services revenue, intermodal logistics revenue and from our Australian export terminal operation. These services consist of a single performance obligation and revenue is recognized over time when services are rendered, based primarily on usage or volume during the period. Terminal infrastructure revenue contains both a capacity charge and a handling charge associated with operating the terminal. The terminal infrastructure service contracts contain a performance obligation recognized over time pertaining to capacity for the period the services are provided and for handling services based on tons of coal shipped through the terminal when service is provided. Intermodal logistics revenues including the leasing of intermodal containers and chassis are classified as either operating or finance leases with revenue recognized over the life of the contract. The payment terms for all of our businesses in the transport segment require payment upon completion of the underlying transportation service.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
(o)Financial Instruments and Hedge Accounting
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
(p)Income Taxes
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
(q)Assets Held for Sale
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
(r)Provisions
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
(s)Significant Accounting Judgments and Key Sources of Estimation Uncertainty
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
Recently adopted accounting standards
Brookfield Infrastructure applied new and revised standards issued by the IASB which are applicable to our partnership beginning on or after January 1, 2023. The impact of these amendments on our partnership’s accounting policies are as follows:

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

The amendments clarify the requirement for companies to identify and disclose its material accounting policies instead of its significant accounting policies. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The adoption did not have a significant impact on the partnership’s financial reporting.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)

The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. Since the partnership is an Investment Entity and not an Ultimate Parent Entity (as defined under the Global Minimum Tax Act), the global minimum top-up tax is not expected to have a material impact on the financial position of the partnership.

Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The amendment is not expected to have a material impact on the financial position of the partnership.

F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

FOR THE YEAR ENDED DECEMBER 31, 2023 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$2,655	$2,193	$1,736	$724	$—	$7,308	$(2,125)	$12,748	$17,931
Costs attributed to revenues(3)	(1,328)	(958)	(741)	(277)	—	(3,304)	783	(8,210)	(10,731)
General and administrative costs	—	—	—	—	(413)	(413)	—	—	(413)
Other (expense) income	(115)	(11)	(23)	—	186	37	47	(336)	(252)
Interest expense	(333)	(336)	(288)	(172)	(211)	(1,340)	372	(1,533)	(2,501)
FFO	879	888	684	275	(438)	2,288
Depreciation and amortization						(1,429)	477	(1,787)	(2,739)
Deferred taxes						(30)	(18)	43	(5)
Mark-to-market on hedging items and other						(397)	5	91	(301)
Share of earnings from associates						—	459	—	459
Net income attributable to non-controlling interest						—	—	(1,016)	(1,016)
Net income attributable to partnership(4)						$432	$—	$—	$432
Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,872	$1,985	$1,661	$607	$—	$6,125	$(2,470)	$10,772	$14,427
Costs attributed to revenues(3)	(771)	(903)	(724)	(262)	—	(2,660)	1,241	(6,933)	(8,352)
General and administrative costs	—	—	—	—	(433)	(433)	—	—	(433)
Other (expense) income	(86)	(6)	(3)	7	134	46	29	(313)	(238)
Interest expense	(276)	(282)	(191)	(113)	(129)	(991)	314	(1,178)	(1,855)
FFO	739	794	743	239	(428)	2,087
Depreciation and amortization						(1,282)	507	(1,383)	(2,158)
Deferred taxes						(113)	(15)	42	(86)
Mark-to-market on hedging items and other						(285)	382	(39)	58
Share of earnings from associates						—	12	—	12
Net income attributable to non-controlling interest						—	—	(968)	(968)
Net income attributable to partnership(4)						$407	$—	$—	$407

FOR THE YEAR ENDED DECEMBER 31, 2021 US$ MILLIONS	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)

	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,623	$1,775	$990	$606	$—	$4,994	$(1,976)	$8,519	$11,537
Costs attributed to revenues(3)	(681)	(807)	(378)	(271)	—	(2,137)	964	(5,038)	(6,211)
General and administrative costs	—	—	—	—	(406)	(406)	—	—	(406)
Other (expense) income	(64)	(8)	(4)	7	106	37	9	(256)	(210)
Interest expense	(173)	(259)	(116)	(104)	(103)	(755)	258	(971)	(1,468)
FFO	705	701	492	238	(403)	1,733
Depreciation and amortization						(1,144)	480	(1,372)	(2,036)
Deferred taxes						(168)	(10)	(62)	(240)
Mark-to-market on hedging items and other						672	187	806	1,665
Share of earnings from associates						—	88	—	88
Net income attributable to non-controlling interest						—	—	(1,626)	(1,626)
Net income attributable to partnership(4)						$1,093	$—	$—	$1,093

(1)The above table reconciles Brookfield Infrastructure’s share of results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Revenues on a consolidated basis were $7,862 million (2022: $5,238 million, 2021: $4,622 million) from our utilities segment, $3,897 million (2022: $3,533 million, 2021: $3,497 million) from our transport segment, $4,205 million (2022: $3,957 million, 2021: $1,829 million) from our midstream segment and $1,967 million (2022: $1,699 million, 2021: $1,589 million) from our data segment.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$9,035	$11,840	$9,918	$7,511	$(2,480)	$35,824	$(7,580)	$62,732	$9,808	$100,784

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$7,337	$8,333	$9,747	$4,002	$(1,208)	$28,211	$(5,434)	$41,327	$8,865	$72,969

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region.

US$ MILLIONS	2023	2022	2021
Canada	$4,611	$4,438	$2,423
United States	4,175	2,840	2,644
United Kingdom	2,194	1,604	1,511
India	1,945	1,878	1,717
Brazil	1,522	1,538	1,164
Colombia	996	900	862
Australia	678	666	617
France	442	—	—
Spain	318	—	—
Peru	144	111	96
New Zealand	128	112	121
Chile	—	—	138
Other	778	340	244
	$17,931	$14,427	$11,537
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the year ended December 31, 2023, no customer made up greater than 10% of our partnership’s consolidated revenues. For the years ended December 31, 2022 and 2021, one customer within the utilities and data segments generated greater than 10% of our partnership’s consolidated revenues of $1,501 million and $1,405 million, respectively. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Non-current assets

US$ MILLIONS	2023	2022
Canada	$23,114	$22,711
United States	17,702	13,384
United Kingdom	11,535	8,092
India	9,669	9,269
Brazil	5,237	4,476
France	5,153	729
Australia	3,826	4,290
Switzerland	2,197	—
Singapore	1,687	—
China	1,573	—
Denmark	1,445	198
Peru	1,295	1,202
Colombia	1,288	989
New Zealand	319	338
Other Europe	4,650	424
Other Asia	1,460	56
Other	655	125
	$92,805	$66,283
Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2023
a) Partial disposition of our Indian telecom tower operation
During the third quarter of 2023, our partnership sold a portion of its interest in our Indian telecom tower operation. The sale resulted in net proceeds of approximately $35 million to the partnership (Indian telecom tower operation consortium of approximately $124 million). Our partnership recognized a gain on sale of approximately $20 million directly in equity in the Consolidated Statement of Partnership Capital.
b) Disposition of our Indian toll roads operation
On June 15, 2023, Brookfield Infrastructure, alongside institutional partners (collectively, the “Indian toll roads consortium”) completed the sale of its interest in its Indian toll roads operation. The sale resulted in net proceeds of approximately $180 million (Indian toll road consortium total of approximately $600 million). Our partnership recognized a gain on sale of approximately $100 million (Indian toll roads consortium total of approximately $340 million) in other income (expense) on the Consolidated Statement of Operating Results.
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
NOTE 6.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2023
a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, Brookfield Infrastructure, through its subsidiary Brookfield Infrastructure Corporation (“BIPC”) and alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). The partnership has an effective 28% interest in Triton. Concurrently, BIPC entered into a voting agreement with an affiliate of Brookfield, providing BIPC the right to direct the relevant activities of the entity, thereby providing BIPC with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(2)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(3)	(3,997)
Net assets acquired	$1,156

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
(2)Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
(3)Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

The partnership acquired intangible assets of $0.7 billion, comprising of customer relationships, brand and technology. The customer relationships acquired in the transaction were valued using a discounted cash flow model and have estimated useful lives of 50 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model. The brand and technology acquired were valued using a discounted cash flow model and have estimated useful lives ranging between 10 to 50 years with the key inputs being technology migration factors, revenue growth rates, after-tax royalty rates and a discount rate determined using a capital asset pricing model.
The goodwill recorded on acquisition is largely reflective of Triton’s potential to achieve fleet growth over time, supported by underlying global economic growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.

Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(b) Acquisition of a European Hyperscale Data Center Platform
On August 1, 2023, Brookfield Infrastructure, alongside institutional partners (the “Data4 consortium”) completed the acquisition of Data4, a high-quality hyperscale data center platform across Europe, for consideration of $0.6 billion (Data4 consortium - $3 billion). The partnership has an effective 19% interest in Data4. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 1, 2023. Acquisition costs of approximately $24 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$566
Total consideration	$566
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$189
Accounts receivable and other	287
Property, plant and equipment	35
Investment properties	3,244
Intangible assets	6
Goodwill	808
Accounts payable and other liabilities	(258)
Non-recourse borrowings	(845)
Deferred income tax liabilities	(418)
Net assets acquired before non-controlling interest	3,048
Non-controlling interest(2)	(2,482)
Net assets acquired	$566

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of investment properties, deferred income taxes and the resulting impact to goodwill as at the date of the acquisitions.
(2)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth, arising from the business’ position as one of the leading data storage providers in Europe, and the increasing rate of global data consumption. The goodwill recognized is not deductible for income tax purposes.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c) Acquisition of Brazilian electricity transmission operation
On May 2, 2023, Brookfield Infrastructure, alongside institutional partners (the “Sertaneja consortium”), exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Electricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million (Sertaneja consortium - $114 million), increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31% (Sertaneja consortium total of 100%). Prior to May 2, 2023, our partnership’s existing interest in Sertaneja was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$35
Pre-existing interest in businesses	$35
Total consideration	70
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	9
Intangible assets	477
Goodwill	25
Accounts payable and other liabilities	(44)
Non-recourse borrowings	(192)
Deferred income tax liabilities	(83)
Net assets acquired before non-controlling interest	228
Non-controlling interest(2)	(158)
Net assets acquired	70

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

Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(d) Acquisition of a North American and European residential decarbonization infrastructure business
On January 4, 2023, Brookfield Infrastructure, alongside institutional partners (the “HomeServe consortium”), completed the acquisition of HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe. Total consideration paid was $1.2 billion (HomeServe consortium - $4.9 billion). The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2023. Acquisition costs of approximately $55 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$1,249
Total consideration	$1,249
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$205
Accounts receivable and other	827
Property, plant and equipment	118
Intangible assets	2,827
Goodwill	3,338
Accounts payable and other liabilities	(792)
Non-recourse borrowings	(1,006)
Deferred income tax liabilities	(613)
Net assets acquired before non-controlling interest	4,904
Non-controlling interest(2)	(3,655)
Net assets acquired	1,249

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
During the measurement period, the partnership recorded a measurement adjustment of approximately $0.8 billion resulting in a decrease in the fair value of its intangible assets acquired which primarily comprised of customer relationship assets. The customer relationships acquired in the transaction were valued using a discounted cash flow model and were assessed to have estimated useful lives ranging between 10 to 27 years. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The goodwill recorded on acquisition is largely reflective of HomeServe’s potential to grow its customer base in under-penetrated markets and the ability to leverage operating synergies with our existing residential decarbonization infrastructure platform. The goodwill recognized is not deductible for income tax purposes.
Supplemental Information
Had the acquisition of Triton, Data4, Sertaneja and HomeServe been effective January 1, 2023, the revenue and net income of Brookfield Infrastructure would have increased by approximately $1,412 million and $387 million, respectively, for the year ended December 31, 2023.
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
Acquisitions Completed in 2022
a) Individually insignificant business combinations
During the year, Brookfield Infrastructure, through its subsidiaries acquired a 17% interest in an Indian telecommunications business for approximately $30 million (consolidated total of approximately $165 million for a 100% interest), a 30% interest in five North American residential infrastructure businesses for approximately $90 million (consolidated total of approximately $315 million for a 100% interest), and an approximately 24% interest in a U.K. wireless infrastructure operation for approximately $40 million (consolidated total of approximately $160 million for a 100% interest).
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
Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$6
Accounts receivable and other	24
Property, plant and equipment	161
Intangible assets	302
Goodwill	278
Accounts payable and other liabilities	(54)
Non-recourse borrowings	(51)
Deferred income tax liabilities	(18)
Net assets acquired before non-controlling interest	648
Non-controlling interest(1)	(487)
Net assets acquired	$161

(1)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2023:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,857	$1,857
Accounts receivable and other	—	—	6,660	6,660
Financial assets (current and non-current)(1)	1,391	23	127	1,541
Total	$1,391	$23	$8,644	$10,058

Financial liabilities
Corporate borrowings	$—	$—	$4,911	$4,911
Non-recourse borrowings (current and non-current)	—	—	40,904	40,904
Accounts payable and other	—	—	4,350	4,350
Financial liabilities (current and non-current)(1)	578	—	2,297	2,875
Lease liabilities	—	—	3,626	3,626
Preferred shares(2)	—	—	20	20
Total	$578	$—	$56,108	$56,686

(1)Derivative instruments which are elected for hedge accounting totaling $507 million are included in financial assets and $393 million of derivative instruments are included in financial liabilities.
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2023 and December 31, 2022:

	Dec. 31, 2023		Dec. 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$1,857	$1,857	$1,279	$1,279
Accounts receivable and other	6,660	6,660	3,475	3,475
Financial assets (current and non-current)	1,541	1,541	2,113	2,113
Total	$10,058	$10,058	$6,867	$6,867
Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Dec. 31, 2023		Dec. 31, 2022
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$4,911	$4,796	$3,666	$3,406
Non-recourse borrowings (current and non-current)(2)	40,904	40,533	26,567	25,958
Accounts payable and other	4,350	4,350	3,634	3,634
Financial liabilities (current and non-current)	2,875	2,875	2,067	2,067
Preferred shares(3)	20	20	20	20
Total	$53,060	$52,574	$35,954	$35,085

(1)Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
(2)Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our U.K. port operation and global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2023, pre-tax net unrealized loss of $466 million (2022: gains of $547 million, 2021: gains of $293 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2023, there was a net derivative asset balance of $141 million relating to derivative contracts designated as cash flow hedges (2022: asset balance of $645 million).
F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2023, losses of $34 million (2022: gains of $229 million, 2021: gains of $2 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure paid $4 million (2022: received $178 million, 2021: paid $19 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2023, there was a net unrealized derivative liability balance of $27 million relating to derivative contracts designated as net investment hedges (2022: net unrealized derivative asset balance of $5 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

Level 1	—	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2	—	Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

Level 3	—	Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2023	Dec. 31, 2022
Highly liquid securities	Level 1(1)	$108	$108
Foreign currency forward contracts	Level 2(2)
Financial asset		$23	$159
Financial liability		51	37
Interest rate swaps & other	Level 2(2)
Financial asset		$685	$1,005
Financial liability		419	233
Other contracts	Level 3(3)
Financial asset		$598	$786
Financial liability		108	92

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
During the year, no transfers were made between level 1 and 2 or level 2 and 3.
NOTE 8.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2023	2022
Cash	$1,201	$684
Cash equivalents(1)	440	454
Restricted cash(2)	216	141
Total cash and cash equivalents	$1,857	$1,279

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 9.  FINANCIAL ASSETS

US$ MILLIONS	2023	2022
Current:
Marketable securities	$631	$838
Foreign currency forward contracts	23	124
Cross currency interest rate swaps	42	111
Loans and receivables	68	29
Other	170	290
Total current	$934	$1,392

Non-current:
Marketable securities	$178	$169
Foreign currency forward contracts	—	35
Cross currency interest rate swaps	120	183
Loans and receivables	75	30
Other	234	304
Total non-current	$607	$721
NOTE 10.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2023	2022
Current:
Accounts receivable	$3,503	$2,276
Finance lease receivables	163	37
Prepayments & other assets	1,010	315
Total current	$4,676	$2,628

Non-current:
Finance lease receivables	$2,720	$1,000
Restricted cash(1)	157	104
Accounts receivable	116	59
Other assets	484	361
Total non-current	$3,477	$1,524

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2023:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$454	$449	$440	$413	$404	$3,237	$5,397
Operating lease receivables	1,349	1,162	963	792	672	1,860	6,798
Total lease receivables	$1,803	$1,611	$1,403	$1,205	$1,076	$5,097	$12,195
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2022:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$172	$170	$169	$167	$165	$1,552	$2,395
Operating lease receivables	395	328	307	287	265	969	2,551
Total lease receivables	$567	$498	$476	$454	$430	$2,521	$4,946
NOTE 11.  INVENTORY

US$ MILLIONS	2023	2022
Natural gas inventory	$92	$193
Raw materials and other	420	338
Total	$512	$531
Refer to Note 23, Direct Operating Costs, for further details on inventory expenses identified as “cost of inventory”.
F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 12.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
The following table provides information about our partnership’s investments in associates and joint ventures as of December 31, 2023 and December 31, 2022.

	Effective Ownership Interest (%) as of
Defined Name	December 31, 2023	December 31, 2022
Utilities
Brazilian electricity transmission operation	15%	15%
Mexican regulated natural gas transmission business	11%	11%
Mexican regulated natural gas transmission business	13%	13%
Australian regulated utility operation	—%	8%
Australian smart meter business	13%	13%
Transport
Brazilian toll road business	45%	45%
Brazilian rail and port logistics business	11%	11%
Australian container terminal operation	13%	13%
Australian export terminal operation	49%	49%
U.S. LNG export terminal	6%	6%
Midstream
U.S. gas pipeline	25%	38%
North American gas storage operation	—%	20%
Data
French telecom operation	21%	21%
Latin American data center operation	12%	12%
New Zealand data distribution business	—%	12%
Indian data center business	13%	13%
Australian data distribution business	12%	12%
U.S. semiconductor manufacturing facility	13%	12%
European telecom tower operation	6%	—%
North American hyperscale data center platform	15%	—%
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2023	2022
Balance at beginning of year	$5,325	$4,725
Share of earnings for the year	459	12
Foreign currency translation and other	172	(44)
Share of other comprehensive income	(92)	485
Distributions(5),(8),(12)	(782)	(575)
Disposition of interest(1),(3),(9),(10),(11)	(778)	(142)
Acquisitions(1),(2),(4),(6),(7),(13)	1,098	864
Balance at end of year(14)	$5,402	$5,325

(1)On February 16, 2022, Brookfield Infrastructure acquired an approximate 7.9% interest in AusNet Services Ltd., an Australian regulated utility operation, for total equity consideration of approximately $0.5 billion. On August 31, 2023, Brookfield Infrastructure sold its interest for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
(2)On April 1, 2022, Brookfield Infrastructure acquired a 13% interest in an Australian smart meter business, for total equity consideration of approximately $215 million.
(3)On June 13, 2022, Brookfield Infrastructure sold an effective 19% (Brookfield consortium - 49%) interest in its North American container terminal operation for net proceeds of $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $125 million and income tax expense of approximately $50 million in the Consolidated Statements of Operating Results. $142 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(4)On August 4, 2022, Brookfield Infrastructure acquired an approximate 12% interest in an Australian data transmission business, for total consideration of $193 million.
(5)On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers which generated net proceeds of approximately $140 million to the partnership.
(6)On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation for the construction and operation of a semiconductor manufacturing facility in Chandler, Arizona. The partnership has an effective 12% economic interest in the operation.
(7)On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation in Germany and Austria, for total consideration of approximately $702 million.
(8)On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $12 million in the Consolidated Statements of Operating Results. Revaluation gains of approximately $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(9)On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million to the partnership. Prior to completion of the sale, the subsidiary’s interest in the port was classified as held for sale.
(10)On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Sertaneja to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Sertaneja effective May 2, 2023. Refer to Note 6. Acquisition of Businesses, for further details.
(11)On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million , decreasing its ownership from approximately 38% to 25%. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $80 million in the Consolidated Statements of Operating Results.
F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(12)On June 15, 2023, Brookfield Infrastructure sold an effective 12% (Brookfield consortium - 50%) interest in its New Zealand data distribution business for net proceeds of approximately $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $220 million in the Consolidated Statements of Operating Results. Revaluation gains of $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(13)On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $0.4 billion.
(14)The closing balance includes a shareholder loan of $250 million from our U.S. gas pipeline (2022: $375 million).

The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2023
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-15%	$722	$8,766	$9,488	$466	$5,370	$5,836	$3,652	$3,250	$402
Transport	6-49%	1,914	23,583	25,497	2,234	13,214	15,448	10,049	8,084	1,965
Midstream(1)	25%	226	6,143	6,369	190	4,058	4,248	2,121	1,410	711
Data	6-21%	1,409	46,364	47,773	2,862	23,443	26,305	21,468	19,161	2,307
Corporate	25-40%	5	107	112	—	—	—	112	95	17
Total		$4,276	$84,963	$89,239	$5,752	$46,085	$51,837	$37,402	$32,000	$5,402

(1)The partnership’s share of total net assets include a shareholder loan of $250 million receivable from our U.S. gas pipeline.

		As at December 31, 2022
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	8-15%	$801	$22,050	$22,851	$786	$12,724	$13,510	$9,341	$8,454	$887
Transport	6-49%	1,587	22,305	23,892	2,399	12,096	14,495	9,397	7,472	1,925
Midstream(1)	20-38%	232	6,279	6,511	226	4,067	4,293	2,218	1,160	1,058
Data	12-21%	1,462	15,811	17,273	1,224	8,594	9,818	7,455	6,158	1,297
Corporate	25-40%	4	492	496	—	—	—	496	338	158
Total		$4,086	$66,937	$71,023	$4,635	$37,481	$42,116	$28,907	$23,582	$5,325

(1)The partnership’s share of total net assets include a shareholder loan of $375 million receivable from our U.S. gas pipeline.
Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2023, 2022, and 2021:

	Year ended December 31, 2023
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$2,002	$354	$(178)	$176	$6
Transport	15,210	4,248	312	4,560	233
Midstream	924	315	188	503	105
Data	3,320	749	785	1,534	218
Corporate	—	(316)	(245)	(561)	(103)
Total	$21,456	$5,350	$862	$6,212	$459

	Year ended December 31, 2022
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$2,287	$249	$52	$301	$28
Transport	16,994	1,151	388	1,539	(85)
Midstream	918	220	67	287	97
Data	2,385	315	769	1,084	28
Corporate	—	(86)	619	533	(56)
Total	$22,584	$1,849	$1,895	$3,744	$12

	Year ended December 31, 2021
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$1,336	$521	$28	$549	$84
Transport	11,808	1,574	(435)	1,139	15
Midstream	833	146	(46)	100	74
Data	2,460	70	73	143	14
Corporate	—	(76)	102	26	(99)
Total	$16,437	$2,235	$(278)	$1,957	$88

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2023, 2022, and 2021:

	Year ended December 31, 2023
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$673	$(855)	$157	$(25)	$(22)	$(3)
Transport	3,763	(1,413)	(2,426)	(76)	(86)	10
Midstream	487	(77)	(400)	10	5	5
Data	1,083	(1,696)	746	133	127	6
Corporate	(130)	44	86	—	—	—
Total	$5,876	$(3,997)	$(1,837)	$42	$24	$18

	Year ended December 31, 2022
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$620	$50	$(833)	$(163)	$(152)	$(11)
Transport	3,319	(1,294)	(3,081)	(1,056)	(1,012)	(44)
Midstream	448	(147)	(306)	(5)	(4)	(1)
Data	1,111	383	(1,630)	(136)	(120)	(16)
Corporate	(51)	379	(328)	—	—	—
Total	$5,447	$(629)	$(6,178)	$(1,360)	$(1,288)	$(72)

	Year ended December 31, 2021
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$202	$(611)	$176	$(233)	$(199)	$(34)
Transport	3,192	(372)	(1,627)	1,193	1,091	102
Midstream	342	(33)	(314)	(5)	(2)	(3)
Data	718	(996)	489	211	171	40
Corporate	(79)	(293)	372	—	—	—
Total	$4,375	$(2,305)	$(904)	$1,166	$1,061	$105
Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 13.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance as at December 31, 2021	$7,565	$8,998	$14,862	$8,324	$39,749
Additions, net of disposals	500	561	797	575	2,433
Non-cash additions (disposals)(1)	(154)	126	(17)	(12)	(57)
Acquisitions through business combinations(2)	109	—	—	52	161
Assets reclassified as held for sale	—	(8)	—	—	(8)
Net foreign currency exchange differences	(743)	(340)	(963)	(754)	(2,800)
Balance at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478
Additions, net of disposals	519	591	459	226	1,795
Acquisitions through business combinations(2)	118	8,811	—	35	8,964
Assets held by subsidiaries disposed during the period	—	(59)	(45)	—	(104)
Non-cash additions, net of disposals	28	74	(7)	692	787
Net foreign currency exchange differences	321	126	319	(52)	714
Balance at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634

Accumulated depreciation:
Balance as at December 31, 2021	$(1,272)	$(1,668)	$(622)	$(629)	$(4,191)
Depreciation expense	(327)	(468)	(418)	(384)	(1,597)
Disposals	22	5	—	—	27
Assets reclassified as held for sale	—	4	—	—	4
Non-cash disposals	—	—	11	41	52
Net foreign currency exchange differences	123	87	47	52	309
Balance at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
Depreciation expense	(392)	(601)	(557)	(419)	(1,969)
Disposals	53	20	—	—	73
Assets held by subsidiaries disposed during the period	—	17	—	—	17
Non-cash disposals	19	45	30	90	184
Net foreign currency exchange differences	(60)	(45)	(29)	2	(132)
Balance at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Accumulated fair value adjustments:
Balance as at December 31, 2021	$1,643	$1,046	$408	$—	$3,097
Fair value adjustments	175	75	118	—	368
Net foreign currency exchange differences	(179)	(73)	(4)	—	(256)
Balance at December 31, 2022	$1,639	$1,048	$522	$—	$3,209
Fair value adjustments	143	330	312	—	785
Net foreign currency exchange differences	125	17	(1)	—	141
Balance at December 31, 2023	$1,907	$1,395	$833	$—	$4,135

Net book value:
December 31, 2023(3)	$8,336	$17,671	$14,700	$7,839	$48,546
December 31, 2022	$7,462	$8,345	$14,219	$7,265	$37,291

(1)Non-cash additions (disposals) within the data segment primarily relates to revisions to the purchase price allocation at our telecom tower operation in India.
(2)See Note 6, Acquisition of Businesses, for additional information.
(3)Includes right-of-use assets of $237 million (2022: $126 million) in our utilities segment, $1,044 million (2022: $1,014 million) in our transport segment, $329 million (2022: $345 million) in our midstream segment and $1,938 million (2022: $1,973 million) in our data segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2023 and 2022. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for the valuation of property, plant and equipment using the income method, categorized by segment.

	Dec. 31, 2023				Dec. 31, 2022
Segment	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	8% to 11%	15x	10 to 20 yrs	Discounted cash flow model	7% to 11%	18x	10 to 20 yrs
Transport	Discounted cash flow model	9%	8x to 20x	10 yrs	Discounted cash flow model	8% to 14%	9x to 15x	10 yrs
Midstream	Discounted cash flow model	15%	10x	6 yrs	Discounted cash flow model	15%	10x	5 to 10 yrs

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
Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
At December 31, 2023, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $143 million (2022: $175 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business, as a result of additional connections and inflationary increases in rates.
At December 31, 2023, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $330 million (2022: $75 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Stronger volumes and higher tariffs were the main contributors to the gain.
At December 31, 2023, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $312 million (2022: $118 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the midstream segment remain relatively consistent with the prior year with the current year’s gain attributable to favorable market conditions and organic growth.
At December 31, 2023, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment, which are measured using replacement cost approach. No revaluation gains were recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income (2022: $nil).
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model, inclusive of purchase price allocations.

US$ MILLIONS	Dec. 31, 2023	Dec. 31, 2022
Utilities	$6,706	$6,048
Transport	16,596	7,510
Midstream	13,993	13,778
Data	7,840	7,266
F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 14.  INTANGIBLE ASSETS

US$ MILLIONS	2023	2022
Cost	$18,622	$13,718
Accumulated amortization	(2,777)	(1,896)
Net intangible assets	$15,845	$11,822
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2023	2022
North American residential decarbonization infrastructure operation	$3,267	$1,674
Brazilian regulated transmission operation	2,970	2,816
Canadian diversified midstream operation	2,050	2,186
North American rail operations	1,732	1,762
European residential decarbonization infrastructure business(1)	1,198	—
Peruvian toll roads	1,066	1,031
Global intermodal logistics operations(1)	704	—
Indian telecom tower operation	652	682
U.K. wireless infrastructure operation	563	537
Brazilian electricity transmission operation(1)	505	—
U.K. port operation	272	258
Other(2)	866	876
Total	$15,845	$11,822

(1)Refer to Note 6, Acquisition of Businesses, for further details.
(2)Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, U.S. colocation data center operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The intangible assets at our North American residential decarbonization infrastructure operation are comprised of contractual customer relationships, customer contracts, brands and various technological upgrades. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Brands represent the intrinsic value customers place on the operation’s various brand names. Our technological upgrades represent various upgrades such as the development of new metering technology. The business generates revenues under long-term contracts with a diversified customer base across North America.
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) and therefore, the business is exposed to no volume risk, with predefined tariffs annually adjusted for inflation. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The intangible assets at our European residential decarbonization infrastructure business is comprised of contractual customer relationships, customer contracts and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from insurance policies, non-insurance services and affinity marketing contracts. Brands represent the intrinsic value customers place on the operation’s various brand names.
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
The intangible asset at our global intermodal logistics operations primarily relate to customer relationships, which represent the on-going economic benefit from our leasing contracts with customers, in addition to brand, and developed technology. The intangibles are amortized on a straight-line basis over the estimated useful life.
The intangible asset at Brookfield Infrastructure’s Indian telecom tower operation relates primarily to the customer contract with Reliance Jio, India’s largest cellular network operator. Reliance Jio is an anchor tenant of our tower operation under a 30-year Master Service Agreement.
The intangible asset at Brookfield Infrastructure’s U.K wireless infrastructure operation primarily relates to customer contracts and related relationships. The contractual customer contracts and customer relationships represent ongoing economic benefits from leasing space on the existing portfolio of towers and distributed antenna systems. Intangible assets are amortized straight-line over the average remaining contractual period plus a reasonable expectation of long term renewals.
The terms and conditions of the Brazilian electricity transmission concession are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). The concession agreement grants the right to construct, maintain, and operate the transmission lines, in exchange for a regulated return (“RAP”) during the concession period. Concessions are awarded for a period of 30 years and RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital.
F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The intangible asset at Brookfield Infrastructure’s U.K. port operation relates to a conservancy right. As a right in perpetuity issued by the Statutory Harbour Authority in the U.K., the conservancy right is classified as having an indefinite life, and is subject to an annual impairment review.
The carrying value as at December 31, 2023, of Brookfield Infrastructure’s indefinite lived intangibles is $967 million (2022: $866 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2023	2022
Cost at beginning of the year	$13,718	$15,785
Acquisitions through business combinations(1)	4,020	302
Additions, net of disposals	284	149
Assets reclassified as held for sale	—	(793)
Assets held by subsidiaries disposed during the period(2)	—	(1,454)
Non-cash additions	(7)	47
Foreign currency translation	607	(318)
Cost at end of year	$18,622	$13,718

(1)See Note 6, Acquisition of Businesses, for additional information.
(2)Refer to Note 5, Disposition of Businesses, for further details.
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2023	2022
Accumulated amortization at beginning of year	$(1,896)	$(1,571)
Assets held by subsidiaries disposed during the period(1)	—	5
Non-cash disposals	(2)	—
Amortization	(770)	(561)
Held for sale	—	211
Foreign currency translation	(109)	20
Accumulated amortization at end of year	$(2,777)	$(1,896)

(1)See Note 5, Disposition of Businesses, for further details.

Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 15.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2023	2022
Balance at beginning of the year	$8,789	$8,979
Acquisitions through business combinations(1)	5,334	278
Assets held by subsidiaries disposed during the period(2)	(36)	(108)
Held for sale	—	(21)
Foreign currency translation and other	401	(339)
Balance at end of the year	$14,488	$8,789

(1)See Note 6, Acquisition of Businesses, for additional information.
(2)See Note 5, Disposition of Businesses, for additional information.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2023, the recoverable amount exceeded the carrying amount of each cash generating unit.
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2023	2022
North American residential decarbonization infrastructure business	$3,117	$1,463
North American rail operations	2,098	2,094
Canadian diversified midstream operation	2,028	1,984
European residential decarbonization infrastructure business	1,881	—
Global intermodal logistics operation	1,163	—
Canadian natural gas gathering and processing operation	726	710
Brazilian regulated transmission operation	526	488
European hyperscale data center platform	797	—
U.S. colocation data center operation	503	503
Colombian natural gas distribution operation	461	367
U.K. wireless infrastructure operation	350	332
Other	838	848
Total	$14,488	$8,789
The recoverable amount of goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. For businesses with the most significant goodwill as separately listed in the table above, the key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of different types of discount rates ranging from 8.5% to 17.0%, terminal value multiples of 9x to 30x and discrete cash flow periods from 4 to 18 years.
F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 16.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2023	2022
Balance at beginning of the year	$700	$655
Acquisitions through business combinations(1)	3,244	—
Additions, net of disposals	280	125
Non-cash additions, net of disposals	41	(45)
Fair value adjustments	87	18
Foreign currency translation	(19)	(53)
Balance at end of the year	$4,333	$700

(1)See Note 6, Acquisition of Businesses, for additional information.
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2023 and 2022. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to relevant market conditions.
Our partnership has classified all assets below under level 3 of the fair value hierarchy. Significant unobservable inputs are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow(1)	•Future cash flows - primarily driven by net operating income	•Increases (decreases) in future cash flows increase (decrease) fair value	•Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	•Discount rate	•Increases (decreases) in discount rate decrease (increase) fair value	•Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	•Investment horizon	•Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

(1)Certain investment properties are valued using the direct income capitalization method instead of a discounted cash flow model. Under the direct income capitalization method, a capitalization rate is applied to estimated current year cash flows.
The following table summarizes the key valuation metrics for Brookfield Infrastructure’s material investment properties:

Segment	Primary valuation method	Discount/Capitalization Rate(1)	Investment horizon
Transport	Direct income capitalization	7%	10 to 15 yrs
Data	Discounted cash flow	7%	10 to 40 yrs

(1)The rates presented are discount rates for properties valued under the discounted cash flow method, and capitalization rates for properties valued under the direct income capitalization method.
Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 17.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2023	2022
Current:
Accounts payable		$2,253	$1,872
Accrued liabilities		1,726	1,395
Deferred revenue	(i)	490	460
Lease liabilities		429	384
Provisions(1)		159	127
Loans and notes payable		96	147
Other liabilities		249	93
Total current		$5,402	$4,478

Non-current:
Lease liabilities		$3,197	$3,037
Deferred revenue	(i)	462	254
Accrued liabilities		192	178
Provisions(1)		458	426
Pension liabilities		36	8
Loans and notes payable		37	27
Other liabilities		371	234
Total non-current		$4,753	$4,164

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Canadian natural gas gathering and processing operation and our Indian telecom tower operation.

Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 35, Financial Risk Management.

(i)Deferred revenue
Deferred revenue relates primarily to cash contributions from third parties for future natural gas and electricity connections at our U.K. regulated distribution operation, advance customer payments for container leases at our global intermodal logistics operation, to build or upgrade existing network capabilities at our Australian rail operation, for future servicing of customer contracts and protection plans at our North American and European residential decarbonization infrastructure operation and to build or upgrade existing networks at our U.K. wireless infrastructure operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangements, container lease agreements, contracted track access, contract plans or networks.
F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 18.  FINANCIAL LIABILITIES

US$ MILLIONS	2023	2022
Current:
Deferred consideration	$81	$84
Interest rate swaps	87	72
Foreign currency forward contracts	29	31
Other financial liabilities	147	203
Total current financial liabilities	$344	$390

Non-current:
Interest rate swaps	$267	$20
Deposit payable	6	—
Foreign currency forward contracts	22	6
Other financial liabilities(1)	2,236	1,651
Total non-current financial liabilities	$2,531	$1,677

(1)Other financial liabilities primarily includes capital provided by non-controlling interest in the form of a shareholder loan.
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 19.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2028. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2023, there were $222 million (2022: $96 million) draws outstanding on the credit facility and $8 million of letters of credit were issued (2022: $12 million).

	Maturity(2)	Annual Rate(2)	Currency	2023	2022
Corporate revolving credit facility	June 29, 2028	SOFR plus 1.2%	US$	$222	$96
Commercial Paper	February 12, 2024	6.1%	US$	989	464

Current:
Medium Term Notes(1):
Public - Canadian(3)	February 22, 2024	3.3%	C$	226	222
Public - Canadian(3)	February 22, 2024	3.3%	C$	302	295
Non-Current:
Medium Term Notes(1):
Public - Canadian	November 14, 2027	5.6%	C$	340	332
Public - Canadian	September 11, 2028	4.2%	C$	528	517
Public - Canadian	October 9, 2029	3.4%	C$	528	517
Public - Canadian	July 27, 2030	5.7%	C$	377	—
Public - Canadian	September 1, 2032	2.9%	C$	377	369
Public - Canadian	February 14, 2033	6.0%	C$	189	185
Public - Canadian	April 25, 2034	5.4%	C$	302	295
Public - Canadian	April 25, 2052	5.8%	C$	151	147
Public - Canadian	July 27, 2053	6.0%	C$	151	—
Subordinated notes(1)
Public - United States	May 24, 2081	5.0%	US$	250	250
				4,932	3,689
Deferred financing costs and other				(21)	(23)
Total				$4,911	$3,666

(1)See Note 20, Subsidiary Public Issuers, for further details.
(2)Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of December 31, 2023.
(3)On February 21, 2024, Brookfield Infrastructure Finance ULC redeemed all medium-term notes maturing February 22, 2024.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for eight consecutive one-year terms, which would result in the facility ultimately maturing in February 2027. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on SOFR plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2023, there were no (2022: $nil) borrowings outstanding.
On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$500 million maturing on July 27, 2030 with a coupon of 5.710% per annum and C$200 million maturing on July 27, 2053 with a coupon of 5.950% per annum.
On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$450 million maturing on November 14, 2027 with a coupon of 5.616% per annum and C$250 million maturing on February 14, 2033 with a coupon of 5.980% per annum.
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
On February 24, 2021, Brookfield Infrastructure established a U.S. commercial paper program under which a subsidiary of our partnership may issue unsecured commercial paper notes up to a maximum aggregate amount outstanding at any time of $1 billion. Proceeds from the commercial paper issuances are supplemented by our corporate credit facilities. As of December 31, 2023, there were $989 million of borrowings outstanding (2022: $464 million).
The increase in corporate borrowings of $1,245 million during the year ended December 31, 2023 is primarily attributable to the issuance of approximately $528 million of medium-term notes, net draws on our commercial paper program and corporate credit facility of $525 million and $126 million, respectively, and the impact of foreign exchange.
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2023	2022
Current	$4,442	$2,567
Non-current	36,462	24,000
Total	$40,904	$26,567
Non-recourse borrowings increased by $14,337 million from December 31, 2022 due to $9.1 billion of borrowings related to recent acquisitions, net borrowings of $4.5 billion, and the impact of foreign exchange.

Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2024(1)	$1,112	$1,335	$1,817	$404	$4,668
2025	1,057	709	243	792	2,801
2026	1,151	4,731	1,331	645	7,858
2027	1,090	2,046	1,529	369	5,034
2028	1,792	840	711	2,064	5,407
Thereafter	5,662	2,844	5,491	2,175	16,172
Total principal repayments	11,864	12,505	11,122	6,449	41,940
Deferred financing costs and other	(92)	(795)	32	(181)	(1,036)
Total - Dec. 31, 2023	$11,772	$11,710	$11,154	$6,268	$40,904
Total - Dec. 31, 2022	$8,702	$4,924	$9,021	$3,920	$26,567

(1)Includes commercial paper obligations of $1.2 billion at our Canadian diversified midstream operation.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities(1)	Transport	Midstream	Data	Total
Dec. 31, 2023	8%	5%	5%	7%	6%
Dec. 31, 2022	8%	5%	3%	7%	5%
(1)Excluding the impact of the variable interest in our Brazilian assets, the weighted average interest rate of non-recourse borrowings would be 6% as at December 31, 2023.
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2023	Local Currency		Dec. 31, 2022	Local Currency
Canadian dollars	$10,713	CAD	$14,195	$9,115	CAD	$12,348
U.S. dollars	16,365	USD	16,365	8,198	USD	8,198
Indian rupees	4,051	INR	337,583	3,249	INR	268,512
British pounds	4,561	GBP	3,583	3,151	GBP	2,608
Brazilian real(1)	2,501	BRL	12,106	1,543	BRL	8,049
Australian dollars	611	AUD	897	525	AUD	771
Colombian pesos	541	COP	2,088,803	405	COP	1,966,019
Peruvian soles	432	PEN	1,601	410	PEN	1,561
New Zealand dollars	42	NZD	66	80	NZD	126
Euro	2,123	EUR	1,923	60	EUR	56

(1)See Note 5, Disposition of Businesses, for additional information.

F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2022	Cash Flows	Acquisitions/ Dispositions(1)	Foreign Exchange Movement and Other	2023
Corporate borrowings	$3,666	$1,164	$—	$81	$4,911
Non-recourse borrowings	26,567	4,490	9,084	763	40,904

(1)Refer to Note 6. Acquisition of Businesses, for further details.

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
An indenture dated as of May 24, 2021, between Brookfield Infrastructure Finance ULC, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIP Bermuda Holdings I Limited (collectively, but excluding Brookfield Infrastructure Finance ULC, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Indenture”) provides for the issuance of one or more series of unsecured notes of Brookfield Infrastructure Finance ULC.
On July 27, 2023, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$500 million maturing July 27, 2030 with a coupon of 5.710% and C$200 million maturing July 27, 2053 with a coupon of 5.950%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than Brookfield Infrastructure US Holdings I Corporation), Brookfield Infrastructure LLC and BIPC Holdings.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The following tables set forth consolidated summary financial information for our partnership, the Fincos, BIPIC and BIPC Holdings:
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

For the year ended December 31, 2023 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, BIPIC, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$—	$17,931	$17,931
Net income (loss) attributable to partnership(1)	102	—	—	775	(343)	(102)	432
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$—	$14,427	$14,427
Net income (loss) attributable to partnership(1)	101	—	—	—	407	(101)	407
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$—	$11,537	$11,537
Net income (loss) attributable to partnership(1)	556	—	—	208	885	(556)	1,093
As at December 31, 2023
Current assets	$—	$—	$—	$—	$—	$7,979	$7,979
Non-current assets	6,532	—	1,529	4,183	8,595	71,966	92,805
Current liabilities	—	—	216	—	—	11,489	11,705
Non-current liabilities	—	3,700	—	36	—	51,327	55,063
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,190	2,190
BIPC exchangeable shares	—	—	—	—	—	1,533	1,533
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	23,661	23,661
Preferred unitholders	—	—	—	—	—	918	918
As at December 31, 2022
Current assets	$—	$—	$—	$—	$—	$6,686	$6,686
Non-current assets	6,583	—	1,005	3,105	9,603	45,987	66,283
Current liabilities	—	—	182	—	—	8,195	8,377
Non-current liabilities	—	3,106	—	191	—	35,741	39,038
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,263	2,263
BIPC exchangeable shares	—	—	—	—	—	1,289	1,289
Exchangeable units(5)	—	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	15,320	15,320
Preferred unitholders	—	—	—	—	—	918	918
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

NOTE 21.  PREFERRED SHARES
As at December 31, 2023, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2023, there were no dividends in arrears (2022: $nil).
NOTE 22.  INTEREST EXPENSE

US$ MILLIONS	2023	2022	2021
Interest on corporate facility	$32	$11	$16
Interest on corporate debt	179	118	87
Interest on non-recourse borrowings	2,043	1,470	1,134
Other financing fees(1)	247	256	231
	$2,501	$1,855	$1,468

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 23.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2023, 2022 and 2021.

US$ MILLIONS	2023	2022	2021
Cost of inventory	$3,217	$2,881	$1,308
Depreciation and amortization	2,739	2,158	2,036
Compensation	2,582	1,707	1,517
Fuel, transportation and distribution costs	1,553	1,624	1,514
Operations and maintenance costs	1,143	852	733
Marketing and administrative costs	883	535	477
Utilities	702	500	409
Other direct operating costs	651	253	253
Total	$13,470	$10,510	$8,247
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
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 25.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for significant or material non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2023
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$312	$5,579	$387	$3,744	$344	$1,416
Brazilian regulated gas transmission operation	747	3,576	549	3,099	526	149
Colombian natural gas distribution operation	257	1,288	187	709	559	90
Brazilian electricity transmission operation(2)	19	532	11	323	150	67
North American residential decarbonization infrastructure business(2)	926	8,730	797	5,021	2,832	1,006
Indian gas transmission operation	192	1,562	937	133	652	32
European residential decarbonization infrastructure business(2)	681	3,581	491	1,360	1,825	586
Transport
North American rail operation	686	10,054	791	4,866	4,583	500
U.K. port operation	121	1,239	70	928	147	215
Australian port operation	102	425	105	115	218	89
Peruvian toll roads	130	1,295	13	652	631	129
Global intermodal logistics operation(2)	435	11,950	984	6,639	3,597	1,165
Midstream
Canadian diversified midstream operation	672	14,346	1,763	7,463	2,528	3,264
North American gas storage operation	283	1,744	149	769	677	432
Canadian natural gas gathering and processing operation	108	3,750	121	1,890	1,320	527
Data
U.S. colocation data center operation	64	1,459	197	690	456	180
Australian data center operation	19	589	18	170	299	121
Indian telecom towers operation	807	8,026	775	7,299	452	307
European hyperscale data center platform(2)	272	4,370	316	1,959	1,920	447
Corporate
Holding LP and other	939	66	2,661	4,680	(366)	(5,970)
F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	As of December 31, 2022
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$264	$4,821	$690	$2,864	$298	$1,233
Brazilian regulated gas transmission operation	737	3,362	486	3,034	460	119
Colombian natural gas distribution operation	209	989	155	535	442	66
North American residential decarbonization infrastructure business	405	5,096	483	3,222	1,322	474
Indian gas transmission operation	146	1,718	308	949	590	17
European residential decarbonization infrastructure business	69	301	37	76	223	34
Transport
North American rail operation	675	9,630	544	4,856	4,422	483
U.K. port operation	106	1,112	67	833	129	189
Australian port operation	237	531	112	284	265	107
Peruvian toll roads	127	1,202	10	616	584	119
Indian toll roads(2)	717	—	478	—	164	75
Midstream
Canadian diversified midstream operation	577	14,306	2,370	7,342	2,496	2,675
North American gas storage operation	539	1,515	564	452	633	405
Canadian natural gas gathering and processing operation	177	3,633	97	1,802	1,365	546
Data
U.S. colocation data center operation	70	1,528	151	783	476	188
Australian data center operation	15	512	14	160	252	101
Indian telecom tower operation(3)	294	7,557	547	5,988	914	402
Corporate
Holding LP and other	1,126	88	761	3,483	22	(3,052)

(1)Attributable to all equity holders other than non-controlling interests in operating subsidiaries.
(2)Refer to Note 5 , Disposition of Businesses, for further details.
(3)Refer to Note 6, Acquisition of Businesses, for further details.
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$635	$19	$38	$78	$154
Brazilian regulated gas transmission operation	1,483	455	44	202	19
Colombian natural gas distribution operation	997	53	104	10	24
Brazilian electricity transmission operation(1)	38	16	7	7	3
North American residential decarbonization infrastructure business(1)	2,759	57	(31)	20	(11)
Indian gas transmission operation	407	83	(4)	22	(1)
European residential decarbonization infrastructure business(1)	1,539	(2)	69	—	22
Transport
North American rail operation	2,257	166	190	20	14
U.K. port operation	272	9	12	14	12
Australian port operation	460	20	(2)	7	(1)
Peruvian toll roads	145	31	17	6	3
Global intermodal logistics operation(1)	385	56	(33)	22	(13)
Midstream
Canadian diversified midstream operation	3,338	15	56	19	72
North American gas storage operation	321	5	160	2	103
Canadian natural gas gathering and processing operation	547	14	(27)	5	(11)
Data
U.S. colocation data center operation	207	(87)	(6)	(35)	(2)
Australian data center operation	31	(3)	1	(1)	—
Indian telecom tower operation	1,471	19	(16)	6	(3)
European hyperscale data center platform(1)	170	56	(106)	13	(24)
Corporate
Holding LP and other	4	(171)	—	(583)	(85)

F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	572	19	(20)	75	(78)
Brazilian regulated gas transmission operation	1,314	506	(2)	225	(1)
Colombian natural gas distribution operation	901	47	(23)	10	(4)
Brazilian electricity transmission operation(2)	224	67	29	21	22
North American residential decarbonization infrastructure business	1,695	89	23	36	9
Indian gas transmission operation	337	51	(56)	14	(15)
European residential decarbonization infrastructure business	190	(19)	(18)	(3)	(3)
Transport
North American rail operation	2,253	196	202	23	21
U.K. port operation	272	6	(15)	8	(21)
Australian port operation	458	(27)	(21)	(10)	(8)
Peruvian toll roads	111	15	28	3	6
Indian toll roads(3)	143	1	(22)	4	(11)
Midstream
Canadian diversified midstream operation	3,150	115	(163)	160	(239)
North American gas storage operation	246	64	43	45	38
Canadian natural gas gathering and processing operation	561	32	(37)	13	(15)
Data
U.S. colocation data center operation	221	(75)	28	(30)	11
Australian data center operation	22	3	(9)	2	(4)
Indian telecom tower operation(1)	1,398	(7)	(201)	2	(41)
Corporate
Holding LP and other	6	(106)	—	(244)	300
Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Year ended December 31, 2021
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	569	34	6	138	26
Brazilian regulated gas transmission operation	1,074	361	(87)	150	(31)
Colombian natural gas distribution operation	862	34	(101)	8	(24)
Brazilian electricity transmission operation	90	22	(6)	10	(2)
Canadian district energy operation	72	9	35	3	8
U.S. district energy operation	74	2	—	—	—
North American residential decarbonization infrastructure business	1,444	75	43	32	18
Indian gas transmission operation	342	35	(17)	13	(5)
European residential infrastructure operation	91	(6)	(8)	(1)	(1)
Transport
North American rail operation	2,157	208	131	24	13
U.K. port operation	274	17	6	24	9
Australian port operation	412	(16)	(18)	(6)	(6)
Chilean toll roads	138	(40)	53	(8)	13
Peruvian toll roads	96	6	(57)	1	(11)
Indian toll roads(3)	117	(25)	(6)	(9)	(3)
Midstream
Canadian diversified midstream operation	906	59	38	65	30
North American gas storage operation	371	95	36	65	22
Canadian natural gas gathering and processing operation	551	62	52	25	21
Data
U.S. colocation data center operation	249	(33)	13	(13)	5
Australian data center operation	23	3	(8)	1	(3)
Indian telecom tower operation	1,257	1	(80)	—	(16)
Corporate
Holding LP and other	5	742	—	450	194

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
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2023			Year ended December 31, 2022
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$226	$(487)	$309	$293	$(432)	$101
Brazilian regulated gas transmission operation	739	(36)	(742)	783	(80)	(824)
Colombian natural gas distribution operation	89	(38)	(78)	154	(32)	(99)
Brazilian electricity transmission operation(1),(2)	23	37	(51)	90	(58)	(120)
North American residential decarbonization infrastructure business(4)	33	(2,647)	2,671	(116)	(352)	480
Indian gas transmission operation	134	86	(122)	132	5	(123)
European residential decarbonization infrastructure business(2)	(3)	(2,365)	2,489	(25)	(35)	71
Transport
North American rail operation	528	(296)	(259)	515	(250)	(210)
U.K. port operation	16	(51)	25	31	(61)	42
Australian port operation	6	226	(229)	26	(44)	(3)
Peruvian toll roads	24	(23)	—	42	(19)	—
Indian toll roads(3)	—	—	—	51	(15)	(26)
Global intermodal logistics operation(2)	327	(3,048)	2,828	—	—	—
Midstream
Canadian diversified midstream operation	542	(285)	(95)	568	(713)	144
North American gas storage operation	219	56	(228)	61	(37)	(26)
Canadian natural gas gathering and processing operation	170	(164)	(12)	197	(68)	(153)
Data
U.S. colocation data center operation	(13)	(85)	93	(5)	(300)	318
Australian data center operation	5	(72)	69	5	(131)	114
Indian telecom tower operation(2)	608	(767)	255	315	(243)	(28)
European hyperscale data center platform(1)	54	(2,993)	2,993	—	—	—
Corporate
Holding LP and other	245	(606)	152	(174)	(291)	362
Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

	Cash Flow Activities
	Year ended December 31, 2021
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$273	$344	$(582)
Brazilian regulated gas transmission operation	768	(32)	(473)
Colombian natural gas distribution operation	91	(38)	(41)
Brazilian electricity transmission operation	29	70	(24)
Canadian district energy operation	30	(38)	7
U.S. district energy operation	13	(34)	25
North American residential decarbonization infrastructure business	(79)	(107)	189
Indian gas transmission operation	187	(51)	(120)
European residential decarbonization infrastructure business	(6)	16	—
Transport
North American rail operation	511	(98)	(424)
U.K. port operation	66	(53)	(24)
Australian port operation	11	(21)	(18)
Chilean toll roads	46	(172)	85
Peruvian toll roads	30	(27)	—
Indian toll roads(3)	(2)	3	5
Midstream
Canadian diversified midstream operation	198	(246)	108
North American gas storage operation	196	(35)	(179)
Canadian natural gas gathering and processing operation	235	(91)	(135)
Data
U.S. colocation data center operation	38	(25)	(15)
Australian data center operation	16	(105)	104
Indian telecom tower operation(2)	189	(416)	261
Corporate
Holding LP and other	(171)	22	322

(1)Refer to Note 5, Disposition of Businesses, for further details.
(2)Refer to Note 6, Acquisition of Businesses, for further details.
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd
(4)Our partnership’s cash from operating activities include reduction to cash related to the impact of our finance lease receivables signed at our North American residential decarbonization infrastructure business. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 26.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2023	2022
Deferred income tax assets
Tax losses carried forward	$2,162	$1,937
Financial instruments and other	212	125
	$2,374	$2,062
Deferred income tax liabilities
Long lived assets	$(9,636)	$(7,880)
Investment in associates and investment properties	(534)	(46)
	$(10,170)	$(7,926)
Net deferred income tax liabilities	$(7,796)	$(5,864)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$107	$111
Deferred income tax liabilities	(7,903)	(5,975)
Net deferred income tax liabilities	$(7,796)	$(5,864)
The deferred tax asset related to losses available for carry forward includes $84 million (2022: $81 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2023	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2023
Deferred income tax assets related to non-capital losses and capital losses	$1,937	$275	$—	$(53)	$3	$2,162
Deferred income tax liabilities related to differences in tax and book basis, net	(7,801)	(280)	(107)	(217)	(1,553)	(9,958)
Net deferred income tax liabilities	$(5,864)	$(5)	$(107)	$(270)	$(1,550)	$(7,796)

		Recognized in
US$ MILLIONS	Jan. 1, 2022	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2022
Deferred income tax assets related to non-capital losses and capital losses	$1,731	$208	$—	$(23)	$21	$1,937
Deferred income tax liabilities related to differences in tax and book basis, net	(7,582)	(294)	(314)	182	207	(7,801)
Net deferred income tax liabilities	$(5,851)	$(86)	$(314)	$159	$228	$(5,864)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $127 million (2022: $120 million), unused capital losses of $6,498 million (2022: $6,395 million) and unused non-capital losses of $2,756 million (2022: $2,393 million). Of the total deductible temporary differences of $127 million (2022: $120 million), $9 million expire after five years from the reporting date and $118 million do not expire. Of the unused capital losses of $6,498 million (2022: $6,395 million), $6,359 million expire after three years from the reporting date, $4 million expire after five years from the reporting date and $135 million do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2024	2025	2026	2027	2028	Beyond	Do not expire	Total
As of December 31, 2023	$17	$16	$6	$20	$15	$895	$1,787	$2,756

	Year of Expiration
US$ MILLIONS	2023	2024	2025	2026	2027	Beyond	Do not expire	Total
As of December 31, 2022	$45	$4	$5	$5	$9	$786	$1,539	$2,393

F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Tax expense comprises:
Current income tax expense	$576	$474	$374
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(51)	75	13
Changes in tax rates or the imposition of new taxes	4	(6)	188
Unrecognized deferred taxes	52	17	39
Total income tax expense	$581	$560	$614
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$2,029	$1,935	$3,333
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	622	626	829
Change in substantively enacted tax rates	4	(6)	188
International operations subject to different tax rates	(10)	(5)	(9)
Taxable income attributable to non-controlling interests	(73)	(91)	(325)
Portion of gains subject to different tax rates	(64)	23	(115)
Deferred tax assets not recognized	52	17	39
Permanent differences and other	50	(4)	7
Income tax expense recognized in profit or loss	$581	$560	$614
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $49 million (2022: $64 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2023	2022	2021
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(169)	$(113)	$(164)
Cash flow hedges	61	(162)	(63)
Pension plan actuarial changes	1	(39)	(33)
Total income tax expense recognized directly in other comprehensive income	$(107)	$(314)	$(260)
Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 27.  PARTNERSHIP CAPITAL
As at December 31, 2023, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
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
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $266 million (2022: $240 million, 2021: $206 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively.
The Holding LP has issued 190.3 million Redeemable Partnership Units to Brookfield, which may, at the request of the holder, require the Holding LP to redeem the Redeemable Partnership Units for cash in an amount equal to the market value of our units. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Units so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per Redeemable Partnership Unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as non-controlling interest—Redeemable Partnership Units held by Brookfield.
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
In September 2023, Brookfield Investments Corporation, a subsidiary of Brookfield Corporation, exercised its redemption right in respect of 3,287,267 Redeemable Partnership Units. Our partnership exercised its right of first refusal in respect of all such Redeemable Partnership Units and issued 3,287,267 units to Brookfield Investments Corporation in full satisfaction of such redemption request. Such exchanged units were subsequently transferred to Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by Brookfield Reinsurance with respect to the voting of the units held by Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation.
(a)Special and Limited Partnership Capital

	Special General Partner Units
MILLIONS, EXCEPT UNIT INFORMATION	2023		2022		2021
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
MILLIONS, EXCEPT UNIT INFORMATION	2023		2022		2021
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,092	458,380,315	$6,074	457,901,280	$5,526	443,147,915
Conversion from RPU to LP	100	3,287,267	—	—	—	—
Unit issuance	12	416,225	13	338,953	545	14,564,499
Units repurchased and cancelled	(12)	(908,674)	—	—	—	—
Conversions	4	168,839	5	140,082	3	188,866
Ending balance	$6,196	461,343,972	$6,092	458,380,315	$6,074	457,901,280
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
During the year ended December 31, 2023, Brookfield Infrastructure repurchased less than 1 million units for $25 million (2022: nil, 2021: nil) and incurred less than $1 million in commission costs (2022: $nil, 2021: $nil).
Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2023, our partnership issued 0.4 million units for proceeds of $13 million (2022: 0.3 million units for proceeds of $13 million, 2021: 0.4 million units for proceeds of $12 million).
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2023 was 2.4 million (2022: 2.4 million, 2021: 2.4 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2023 was 459.4 million (2022: 458.1 million, 2021: 445.1 million).
Net income per limited partnership unit was $0.14 for the year ended December 31, 2023 (2022: $0.14, 2021: $1.16). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2023.
On February 1, 2024, the partnership declared a quarterly distribution in the amount of $0.405 per unit, payable on March 29, 2024 to unitholders of record as at the close of business on February 29, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.

(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

MILLIONS, EXCEPT UNIT INFORMATION	2023		2022		2021
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,728	193,587,223	$2,728	193,587,223	$2,328	182,930,702
Conversion of RPU to LP	(100)	(3,287,267)	—	—	—	—
Unit issuance	—	—	—	—	400	10,656,521
Ending balance	$2,628	190,299,956	$2,728	193,587,223	$2,728	193,587,223
In September 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
In November 2021, Brookfield Infrastructure issued 10.7 million Redeemable Partnership Units to Brookfield for proceeds of $400 million.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2023 was 192.7 million (2022: 193.6 million, 2021: 184.2 million).
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c) Non-controlling interest—BIPC exchangeable shares

MILLIONS, EXCEPT SHARE INFORMATION	2023		2022		2021
	Carrying Value	Shares	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$1,757	110,567,671	$1,755	110,157,540	$(19)	67,441,451
Share issuance	—	—	—	—	128	3,210,037
Issued in conjunction with the acquisition of Triton	751	21,094,441	—	—	—	—
Issued in conjunction with the acquisition of Inter Pipeline	—	—	—	—	1,642	38,985,604
Conversions	4	209,954	2	410,131	4	520,448
Ending balance	$2,512	131,872,066	$1,757	110,567,671	$1,755	110,157,540
In September 2023, BIPC issued approximately 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of our global intermodal logistics operation. Refer to Note 6, Acquisition of Businesses, and Note 1, Organization and Description of the Business, for further details.
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
During the year ended December 31, 2023, BIPC exchangeable shareholders exchanged approximately 0.2 million BIPC exchangeable shares (2022: less than 0.1 million) for less than $3 million of our units (2022: less than $1 million).
Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(d) Non-controlling interest—Exchangeable Units

MILLIONS, EXCEPT UNIT INFORMATION	2023		2022		2021
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$401	6,464,819	$408	7,015,032	$156	1,611,508
Issuance of BIPC Exchangeable LP Units	—	—	—	—	259	6,112,838
Conversions	(8)	(378,793)	(7)	(550,213)	(7)	(709,314)
Ending balance	$393	6,086,026	$401	6,464,819	$408	7,015,032
During August, September and October 2021, BIPC Exchange LP, a subsidiary of our partnership, issued 6.1 million BIPC Exchangeable LP Units for a fair value of $259 million in connection with the acquisition of our Canadian diversified midstream operation. Refer to Note 6, Acquisition of Businesses, and Note 1, Organization and Description of the Business, for further details.
During the year ended December 31, 2023, Exchange LP unitholders exchanged 0.2 million (2022: 0.2 million, 2021: 0.1 million) Exchange LP Units for $4 million (2022: $2 million, 2021: $2 million) of our units.
During the year ended December 31, 2023, BIPC Exchangeable LP unitholders exchanged 0.2 million (2022: 0.4 million, 2021: 0.6 million ) BIPC exchangeable LP units for $4 million (2022: $5 million, 2021:$5 million) of BIPC exchangeable shares.
(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS	2023	2022	2021
Opening balance	$293	$—	$—
Issued for cash	—	293	—
Ending balance	$293	$293	$—
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
F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(f)    Preferred Unitholders’ Capital

MILLIONS, EXCEPT UNIT INFORMATION	2023		2022		2021
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$1,138	55,881,062	$1,130	57,867,650
Units issued	—	—	—	—	194	8,000,000
Repurchased and cancelled	—	—	(220)	(11,979,750)	(186)	(9,986,588)
Ending balance	$918	43,901,312	$918	43,901,312	$1,138	55,881,062
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
Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 28.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$673	$(1,463)	$27	$56	$125	$(10)	$915	$323
Other comprehensive income (loss)	101	(285)	88	31	—	13	289	237
Other items(1)	—	7	—	—	—	—	(86)	(79)
Balance at December 31, 2022	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481
Other comprehensive income (loss)	144	190	(12)	(48)	—	(3)	(52)	219
Equity issuance(2)	(15)	36	(2)	(3)	(3)	(1)	(17)	(5)
Other items	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2023	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$4	$(8)	$—	$—	$1	$—	$5	$2
Other comprehensive (loss) income	—	(1)	—	—	—	—	1	—
Balance at December 31, 2022	$4	$(9)	$—	$—	$1	$—	$6	$2
Other comprehensive income	1	1	—	—	—	—	—	2
Equity issuance(2)	—	(1)	1	—	—	—	—	—
Balance at December 31, 2023	$5	$(9)	$1	$—	$1	$—	$6	$4

F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$283	$(616)	$12	$24	$53	$(6)	$387	$137
Other comprehensive income (loss)	43	(112)	37	12	—	5	122	107
Other items(1)	—	2	—	—	—	—	(36)	(34)
Balance at December 31, 2022	$326	$(726)	$49	$36	$53	$(1)	$473	$210
Other comprehensive income (loss)	60	79	(6)	(20)	—	(1)	(22)	90
Equity issuance(2)	(14)	23	(2)	(1)	(3)	2	(19)	(14)
Other items	—	—	—	—	—	—	(9)	(9)
Balance at December 31, 2023	$372	$(624)	$41	$15	$50	$—	$423	$277
(d) Attributable to Non-controlling interest—BIPC exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$161	$(351)	$7	$13	$30	$(2)	$219	$77
Other comprehensive income (loss)	25	(65)	21	7	—	3	69	60
Other items(1)	—	1	—	—	—	—	(20)	(19)
Balance at December 31, 2022	$186	$(415)	$28	$20	$30	$1	$268	$118
Other comprehensive income (loss)	41	55	(3)	(14)	—	(1)	(16)	62
Equity issuance(2)	30	(64)	4	4	5	(1)	41	19
Other items	—	—	—	—	—	—	(4)	(4)
Balance at December 31, 2023	$257	$(424)	$29	$10	$35	$(1)	$289	$195

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(e) Attributable to Non-controlling interest—Exchangeable units(3)

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2021	$10	$(24)	$1	$1	$1	$—	$15	$4
Other comprehensive income (loss)	1	(4)	1	—	—	—	4	2
Balance at December 31, 2022	$11	$(28)	$2	$1	$1	$—	$19	$6
Other comprehensive income (loss)	2	1	—	(1)	—	—	1	3
Equity issuance(2)	(1)	9	(1)	—	—	—	(7)	—
Other items	—	—	—	—	—	—	—	—
Balance at December 31, 2023	$12	$(18)	$1	$—	$1	$—	$13	$9

(1) In relation to the disposition of a 49% interest in its North American container terminal operation, $142 million of accumulated other comprehensive income (net of tax) of revaluation surplus gains were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital. Refer to Note 12, Investments in Associates and Joint Ventures, for further details.
(2)In relation to the issuance of BIPC exchangeable shares, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 27, Partnership Capital, for further details.
(3)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 29.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Limited Partners	$(701)	$(660)	$(608)
General Partner(1)	(269)	(244)	(209)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(298)	(277)	(251)
BIPC exchangeable shares	(176)	(160)	(115)
Exchangeable units(2)	(9)	(11)	(7)
Preferred unitholders	(47)	(50)	(67)
Perpetual subordinated notes	(16)	(16)	—
Total Distributions	$(1,516)	$(1,418)	$(1,257)

	For the year ended December 31,
PER UNIT/SHARE(3)	2023	2022	2021
Limited Partners	$1.53	$1.44	$1.36
General Partner(1)	1.53	1.44	1.36
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1.53	1.44	1.36
BIPC exchangeable shares	1.53	1.44	1.36
Exchangeable units(2)	1.53	1.44	1.36
Preferred unitholders	1.07	1.06	1.05
Perpetual subordinated notes	1.28	1.28	—

(1)Distributions to the General Partner include $266 million of incentive distributions for the year ended December 31, 2023 (2022: $240 million, 2021: $206 million).
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(3)Historical per unit disclosures have been retroactively adjusted for the impact of the three-for-two split of our units, BIPC exchangeable shares, Exchange LP units and BIPC exchangeable LP units. Refer to Note 27. Partnership Capital, for further details.
Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
On December 4, 2023, our partnership announced the fixed distribution rate reset on its Series 11 Preferred Units for the five years commencing January 1, 2024 and ending December 31, 2028. If declared, the fixed quarterly distributions on the Series 11 Preferred Units during the five years commencing January 1, 2024 will be paid at an annual rate of 6.446% (C$0.402875 per unit per quarter).
On March 2, 2023, our partnership announced the fixed distribution rate reset on its Series 9 Preferred Units for the five years commencing April 1, 2023 and ending March 31, 2028. If declared, the fixed quarterly distributions on the Series 9 Preferred Units during the five years commencing April 1, 2023 will be paid at an annual rate of 6.642% (C$0.415125 per unit per quarter).
NOTE 30.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank guarantees and letters of credit outstanding to third parties totaling $410 million (2022: $462 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 31.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual commitments which include commitments relating to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, service agreements for the purchase and transportation of core utilities at our Canadian diversified midstream operation and leases associated with our U.S. colocation data center operation, Indian telecom towers operation, North American rail operation and Canadian diversified midstream operation. As at December 31, 2023, our partnership had $5,535 million (2022: $5,313 million) of commitments outstanding, of which 18% mature in less than one year, 39% between two and five years, and 43% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our group. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
F-98 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 32.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2023 was $18 million (2022: $26 million, 2021: $37 million). The discount rate used was 5.2% (2022: 4.5%, 2021: 2.3%) with a rate of compensation of 3.1% (2022: 2.4%, 2021: 2.6%).

US$ MILLIONS	2023	2022
Plan assets	$808	$654
Less accrued benefit obligation	(813)	(679)
Accrued benefit liability (1)	$(5)	$(25)

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
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $2 million were incurred during the year ended December 31, 2023 (2022: $1 million, 2021: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our group. The Base Management Fee was $401 million for the year ended December 31, 2023 (2022: $421 million, 2021: $394 million). As of December 31, 2023, $97 million was outstanding as payable to the Service Providers (December 31, 2022: $91 million).
For purposes of calculating the Base Management Fee, the market value of our group is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of December 31, 2023, Brookfield Infrastructure had a loan payable of $35 million to subsidiaries of Brookfield (December 31, 2022: $25 million).
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2023, our net deposit from Brookfield was $nil (December 31, 2022: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2023 (2022: $4 million, 2021: $3 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2023, there were no borrowings outstanding (December 31, 2022: $nil).
As at December 31, 2023, Brookfield Infrastructure had approximately $110 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2022: $160 million) and approximately $0.3 billion of net payables to subsidiaries of Brookfield (December 31, 2022: $0.7 billion).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the year ended December 31, 2023, revenues of $20 million were generated (2022: $8 million, 2021: $10 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the year ended December 31, 2023, expenses of $143 million were incurred (2022: $144 million, 2021: $37 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million (December 31, 2022: $12 million) with a subsidiary of Brookfield.
During the fourth quarter of 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will allow our partnership, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial assets on the Consolidated Statement of Financial Position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interest of others in operating subsidiaries on the Consolidated Statement of Financial Position. For the year end December 31, 2023, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value, net of contributions of $213 million.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statement of Financial Position. Each loan accrues interest at SOFR plus 200 basis points per annum and matures on March 27, 2024. Interest on each loan was $26 million for the year ended December 31, 2023.
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to an affiliate of Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
NOTE 34.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2023 and 2022 were as follows:

US$ MILLIONS	Note	2023	2022
Foreign exchange contracts	(a)	$3,531	$2,912
Interest rates swaps and other	(b)	17,632	9,543
Commodity contracts		113	115
		$21,276	$12,570
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2023 and 2022:

US$ MILLIONS	Unrealized Gains During 2023	Unrealized Losses During 2023	Net Change During 2023	Net Change During 2022
Foreign exchange derivatives	$35	$(150)	$(115)	$119
Interest rate and other derivatives	92	(489)	(397)	512
Commodity derivatives	17	(21)	(4)	36
	$144	$(660)	$(516)	$667
Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2023 and 2022.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2023	2022	2023	2022
Foreign exchange contracts
British pounds	$1,081	$868	$1.25	$1.30
Canadian dollars	917	553	0.77	0.79
Australian dollars	433	494	0.69	0.71
European Union euros	433	328	1.11	1.14
Indian rupees	126	25	0.012	0.012
Colombian pesos	5	15	0.0002	0.0002
Peruvian soles	10	9	0.26	0.26
Other(1)	526	620	—	—
	$3,531	$2,912

(1)Includes foreign exchange contracts at our operating subsidiaries intended to offset the risk associated with non-recourse borrowings in currencies other than the functional currency of the underlying operation, primarily in USD.
(b)Interest Rates
At December 31, 2023, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $17,632 million (2022: $9,543 million). Our partnership has an aggregate notional amount of $9,152 million floating interest rate derivatives that are benchmarked against the SOFR, $2,038 million floating interest rates derivatives that are benchmarked against the Canadian Overnight Repo Rate Average (“CORRA”), $2,022 million floating interest rates derivatives that are benchmarked against the Euro Interbank Offered Rate (“EURIBOR”), $1,245 million floating interest rates derivatives that are benchmarked against the Canadian Dollar Offered Rate (“CDOR”), $803 million floating interest rates derivatives that are benchmarked against the bank bill swap rate, and $414 million floating interest rates derivatives that are benchmarked to the Sterling Overnight Index Average (“SONIA”).
Originally, certain loans and derivatives were benchmarked against the LIBOR. However, in 2023, the partnership transitioned these instruments to the SOFR. The group accounted for the change to SOFR using the practical expedient in IFRS 9, which allows the group to change the basis for determining the contractual cash flows prospectively by revising the effective interest rate.
It is currently expected that the CORRA will replace CDOR prior to June 30, 2024. As at December 31, 2023, this reform has resulted in no material economic impact on our partnership’s floating rate borrowings.
F-102 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2023 and the comparative notional amounts at December 31, 2022, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2023				2022
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$974	$841	$—	$1,815	$2,007
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	621	1,470	—	2,091	720
Commodity contracts	113	—	—	113	115
	$1,708	$2,311	$—	$4,019	$2,842
Elected for hedge accounting
Foreign exchange derivatives	$1,101	$255	$360	$1,716	$905
Interest rate derivatives
Interest rate and cross currency interest rate swaps	559	10,579	4,403	15,541	8,823
	$1,660	$10,834	$4,763	$17,257	$9,728
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2023 and 2022 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2023			2022
AS AT AND FOR THE YEARS ENDED (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$16,457	$(459)	$(9)	$9,308	$529	$1
Net investment hedges	800	(27)	—	420	235	—
	$17,257	$(486)	$(9)	$9,728	$764	$1
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 35.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2022. Our non-recourse borrowings have increased due to recently completed acquisitions while our consolidated net debt to capitalization ratio has increased to 56% at December 31, 2023 (2022: 52%).
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2023	2022
Corporate borrowings	$4,911	$3,666
Non-recourse borrowings	40,904	26,567
Subsidiary and corporate borrowings	45,815	30,233
Preferred shares	20	20
Cash and cash equivalents(1)	(2,488)	(2,117)
Consolidated net debt	43,347	28,136
Total partnership capital	34,016	25,554
Total capital and consolidated net debt	$77,363	$53,690
Consolidated net debt to capitalization ratio	56%	52%

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
Generally, Brookfield Infrastructure’s equity strategy is to issue equity in conjunction with acquisitions or outsized organic growth initiatives. The equity portion of capital expenditures and normal levels of acquisition activity will be self-funded through operating cash flows retained in the business and proceeds from the sale of mature, de-risked businesses. However, Brookfield Infrastructure may also issue equity opportunistically to enhance its liquidity to pursue investment activity. Brookfield Infrastructure maintains active shelf registrations to enable it to issue securities in both the U.S. and Canadian markets.
F-104 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2023	2022
Corporate cash and financial assets	$812	$891
Availability under committed credit facilities(2)	3,175	3,100
Commercial paper	(989)	(464)
Draws on credit facility	(222)	(96)
Commitments under credit facility	(8)	(12)
Corporate liquidity	$2,768	$3,419

(1)Liquidity managed by Brookfield Infrastructure L.P. and affiliated corporate entities.
(2)Includes a $2.2 billion (2022: $2.1 billion) committed corporate credit facility and a $1 billion (2022: $1 billion) credit facility with Brookfield. Refer to Note 19, Borrowings, for further details.
Brookfield Infrastructure F-105

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2023
US$ MILLIONS
Accounts payable and other liabilities	$4,076	$55	$7	$212	$4,350
Corporate borrowings	1,517	—	1,090	2,325	4,932
Non-recourse borrowings	4,668	2,802	18,301	16,172	41,943
Financial liabilities	344	99	269	2,163	2,875
Lease liabilities	499	468	1,202	2,340	4,509

Interest Expense:
Corporate borrowings(1)	181	179	408	1,286	2,054
Non-recourse borrowings	2,265	2,136	4,509	3,698	12,608

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2023, the balance of the portfolio was $809 million (2022: $1,007 million), a 10% change in the value of the portfolio would impact our consolidated net income by $79 million and equity by $81 million.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

	2023
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$13	$(13)
Other comprehensive income (loss) to the partnership(1)	3	(3)

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
F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2023 and 2022:

2023
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$3,446	$193	$962	$766	$923	$683	$255	$130	$515	$106	$7,979
Non-current assets	30,178	3,833	11,491	5,231	22,235	7,036	1,288	1,295	9,617	601	92,805
	$33,624	$4,026	$12,453	$5,997	$23,158	$7,719	$1,543	$1,425	$10,132	$707	$100,784
Liabilities:
Current liabilities	$5,124	$306	$1,066	$568	$2,026	$604	$182	$13	$1,710	$106	$11,705
Non-current liabilities	19,995	1,637	6,253	3,422	12,795	3,114	709	652	6,258	228	55,063
	25,119	1,943	7,319	3,990	14,821	3,718	891	665	7,968	334	66,768
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(731)	375	644	319	727	466	22	31	248	89	2,190
Non-controlling interest—BIPC exchangeable shares	(513)	262	451	223	509	326	16	22	174	63	1,533
Non-controlling interest—Exchangeable units(1)	(23)	12	21	10	24	15	1	1	8	3	72
Non-controlling interest—Other(2)	11,552	518	2,447	676	5,303	2,057	559	631	1,129	—	24,872
Net investment attributable to limited partners and general partner	$(1,780)	$916	$1,571	$779	$1,774	$1,137	$54	$75	$605	$218	$5,349
Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
•Foreign currency derivative contracts are measured as the change in fair value of the derivative as a result of a 10% change in the spot currency rate; and
•The impact on net income results from performing a sensitivity of a 10% change in foreign exchange rates applied to the profit or loss contribution from foreign operations.

	Impact on Net Income to the Partnership(1)
	2023		2022		2021
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$6	$(6)	$7	$(7)	$9	$(9)
USD/EUR	1	(1)	(1)	1	1	(1)
USD/GBP	8	(8)	8	(8)	11	(11)
USD/CLP	—	—	—	—	(1)	1
USD/COP	1	(1)	1	(1)	1	(1)
USD/BRL	20	(20)	17	(17)	18	(18)
USD/CAD	4	(4)	21	(21)	13	(13)
USD/INR	1	(1)	—	—	—	—
USD/NZD	—	—	2	(2)	—	—

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares.

	Impact on Partnership Capital
	2023		2022
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$66	$(66)	$106	$(106)
USD/GBP	108	(108)	79	(79)
USD/BRL	134	(134)	125	(125)
USD/CAD	—	—	37	(37)
USD/PEN	12	(12)	11	(11)
USD/INR	—	—	34	(34)

Brookfield Infrastructure F-111

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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

US$ MILLIONS	2023	2022
Partnership Capital	$34,016	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,661)	(15,320)
Deficit	4,419	3,422
Accumulated other comprehensive income	(1,161)	(817)
Ownership changes	(581)	(558)
Invested Capital	$13,032	$12,281
F-112 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
The following table presents the change in Invested Capital during year ended December 31, 2023 and 2022:

	For the year ended December 31,
US$ MILLIONS	2023	2022
Opening balance	$12,281	$12,195
Net redemption of preferred units	—	(220)
Issuance of perpetual subordinated notes	—	293
Issuance of limited partnership units, net of redemptions	—	13
Issuance of BIPC exchangeable LP Units	751	—
Ending balance	$13,032	$12,281
Weighted Average Invested Capital(1)	$12,478	$12,270

(1)     For the purposes of calculating Weighted Average Invested Capital for the year ended December 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022.

NOTE 37.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Interest paid	$2,132	$1,638	$1,074
Income taxes paid	$524	$364	$262
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2023	2022	2021
Accounts receivable	$(124)	$(445)	$(190)
Prepayments	(471)	(117)	(11)
Accounts payable and other	(43)	(342)	(323)
Changes in non-cash working capital, net(1)	$(638)	$(904)	$(524)

(1)During the year ended December 31, 2023, changes in non-cash working capital include a $0.3 billion (2022: $0.3 billion, 2021: $0.3 billion) reduction to cash related to the impact of finance lease receivables signed at our North American residential decarbonization infrastructure business. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are more than offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Brookfield Infrastructure F-113

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
NOTE 38.  SUBSEQUENT EVENTS
On January 12, 2024, Brookfield Infrastructure, through our U.S. colocation data center operation subsidiary, completed the acquisition of a data center portfolio from Cyxtera Technologies Inc. The purchase price is approximately $1.3 billion which was fully financed and did not require any new equity capital.
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting is not available. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.
F-114 Brookfield Infrastructure