Form 20-F
period 2024-12-31
Brookfield Infrastructure Partners L.P.
filed 2025-03-24
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2024
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
Jane Sheere
73 Front Street
Hamilton, HM 12, Bermuda
+1-441-294-3309
bip.enquiries@brookfield.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BIP; BIP UN	New York Stock Exchange; Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 13	BIP PR A	New York Stock Exchange
Class A Preferred Limited Partnership Units, Series 14	BIP PR B	New York Stock Exchange
5.000% Subordinated Notes due 2081 (and the subordinated guarantees related thereto)	BIPH	New York Stock Exchange
5.125% Perpetual Subordinated Notes (and the subordinated guarantees related thereto)	BIPI	New York Stock Exchange
7.250% Subordinated Notes due 2084 (and the subordinated guarantees related thereto)	BIPJ	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

461,855,350 Limited Partnership Units as of December 31, 2024
4,989,265 Class A Preferred Limited Partnership Units, Series 1 as of December 31, 2024
4,989,262 Class A Preferred Limited Partnership Units, Series 3 as of December 31, 2024
7,986,595 Class A Preferred Limited Partnership Units, Series 9 as of December 31, 2024
9,936,190 Class A Preferred Limited Partnership Units, Series 11 as of December 31, 2024
8,000,000 Class A Preferred Limited Partnership Units, Series 13 as of December 31, 2024
8,000,000 Class A Preferred Limited Partnership Units, Series 14 as of December 31, 2024
1 General Partner Unit as of December 31, 2024

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

ii

INTRODUCTION AND USE OF CERTAIN TERMS
Unless the context requires otherwise, when used in this annual report on Form 20-F, the terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., collectively with the Holding LP, the Holding Entities and the operating entities but excluding BIPC and BIHC (each as defined below) and references to “our group” mean, collectively, BIPC, BIHC, their respective subsidiaries, and Brookfield Infrastructure. All dollar amounts contained in this annual report on Form 20-F are expressed in U.S. dollars, unless specified otherwise, and references to “dollars”, “$”, “US$” or “USD” are to U.S. dollars, all references to “C$” or “CAD” are to Canadian dollars, all references to “A$” or “AUD” are to Australian dollars, all references to “CLP” are to Chilean pesos, all references to “COP” are to Colombian pesos, all references to “reais”, “BRL” or “R$” are to Brazilian reais, all references to “rupees”, “INR” or “I$” are to Indian rupees, and all references to “UF” are to Unidad de Fomento which is an inflation indexed Chilean peso monetary unit that is set daily, on the basis of the prior month’s inflation rate. In addition, all references to “£” or “GBP” are to pound sterling, all references to “NZD” are to New Zealand dollars, all references to “€” or “EUR” are to Euros, all references to “PEN” are to Peruvian Neuvo Sol and, unless the context suggests otherwise, references to:
•“Alberta Finco” are to Brookfield Infrastructure Finance ULC;
•“Arrangement” have the meaning ascribed thereto under Item 4A “History and Development of Brookfield Infrastructure - History and Development of Our Business”;
•“Asset Management Company” are to Brookfield Asset Management ULC, which is, as of February 4, 2025 wholly-owned, directly and indirectly, by BAM;
•“audit committee” are to the audit committee of our board;
•“AUM” are to assets under management;
•“BAM” are to Brookfield Asset Management Ltd.;
•“BCBCA” are to the Business Corporations Act (British Columbia);
•“Bermuda Holdco” are to BIP Bermuda Holdings I Limited;
•“BIHC” are to Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and any subsidiary of Brookfield Infrastructure Holdings Corporation, as the context requires;
•“BIHC class B shares” are to the class B multiple voting shares in the capital of BIHC;
•“BIPC” are to (i) prior to December 24, 2024, Brookfield Infrastructure Holdings Corporation (formerly Brookfield Infrastructure Corporation) and (ii) on or after December 24, 2024, Brookfield Infrastructure Corporation (formerly 1505109 B.C. Ltd.), in each case including any subsidiaries thereof;
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
Brookfield Infrastructure 1

•“BIPC exchangeable shares” are to the class A exchangeable subordinate voting shares in the capital of BIPC;
•“BN” are to Brookfield Corporation;
•“board” are to the board of directors of our General Partner;
•“Brookfield” are to BN and any subsidiary of BN, other than our group and, unless the context otherwise requires, includes BAM and any subsidiary of BAM;
•“Brookfield Accounts” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“Brookfield Holders” are to Brookfield, BWS and their related parties;
•“Brookfield Personnel” have the meaning ascribed thereto under Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties”;
•“BUUK” are to BUUK Infrastructure No 1 Limited;
•“BWS” are to Brookfield Wealth Solutions Ltd. and any subsidiary of Brookfield Wealth Solutions Ltd., as the context requires;
•“class A.1 exchangeable shares” are to the class A.1 exchangeable subordinate voting shares in the capital of BIHC;
•“class A.2 exchangeable shares” are to the class A.2 exchangeable non-voting shares in the capital of BIHC;
•“class B shares” are to the class B multiple voting shares in the capital of BIPC;
•“class C shares” are to the class C non-voting shares in the capital of BIHC;
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
•our “midstream operations” are to our interest in our natural gas transmission pipelines in the United States, our North American gas storage operation, our Canadian natural gas gathering and processing operation and our Canadian diversified midstream operation, as described in Item 4.B “Business Overview—Our Operations—Midstream—Overview”;
•“Enercare” are to Enercare Inc.;
•“ESG” are to environmental, sustainability and governance;
•“Exchange LP” are to Brookfield Infrastructure Partners Exchange L.P., a subsidiary of our partnership;
2 Brookfield Infrastructure

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
•“Exchangeable units” are to, collectively, the Exchange LP Units and the BIPC Exchangeable LP Units;
•“fully exchanged basis” are to Brookfield’s ownership in our partnership assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable shares, the class A.2 exchangeable shares and BIPC Exchangeable LP Units;
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
•the “Holding LP” are to Brookfield Infrastructure L.P.;
•“IFRS” and “IFRS Accounting Standards” are to IFRS® Accounting Standards as issued by the International Accounting Standards Board;
•“IRA” have the meaning ascribed thereto under Item 3.D “Risk Factors — General Risks”;
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
•“LNG” are to liquefied natural gas;
•the “managing general partner” are to our partnership in its capacity as managing general partner of the Holding LP and “Managing General Partner Units” refers to the units of the Holding LP that our partnership holds in such capacity;
•“Master Services Agreement” are to the amended and restated master services agreement dated as of February 29, 2024, as amended from time to time, among the Service Recipients, BN, the Service Providers and others, as described in Item 6.A “Directors and Senior Management—Our Master Services Agreement”;
Brookfield Infrastructure 3

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
•“Relationship Agreement” are to the amended and restated relationship agreement dated as of March 28, 2014, as amended from time to time, by and among our partnership, the Holding LP, the Holding Entities, the Service Providers and BN, as described in Item 7.B “Related Party Transactions—Relationship Agreement”;
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
4 Brookfield Infrastructure

•“SEDAR+” are to the System for Electronic Data Analysis and Retrieval at www.sedarplus.ca;
•the “Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited, Brookfield Private Capital (DIFC) Limited and, unless the context otherwise requires, includes any other affiliate of BN that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
•“Service Recipients” are to our partnership, the Holding LP, certain of the Holding Entities, BIPC, BIHC and certain of their subsidiaries in their capacity as recipients of services under the Master Services Agreement;
•“SOFR” are to the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York;
•“spin-off” are to the issuance of the special dividend by BN to its shareholders of 35,016,762 of our units on January 31, 2008;
•“special distribution” are to the special distribution by our partnership to unitholders of one BIPC exchangeable share per nine units held completed on March 31, 2020, as further described in Item 4.A “History and Development of Brookfield Infrastructure — Overview”;
•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, Australian export terminal operations, port operations in the United States, the U.K., and Australia, global intermodal logistics operations, and toll road operations in Brazil, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
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
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”;
Brookfield Infrastructure 5

•“Class A Preferred Units”, “Series 1 Preferred Units”, “Series 2 Preferred Units”, “Series 3 Preferred Units”, “Series 4 Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units”, “Series 12 Preferred Units”, “Series 13 Preferred Units”, “Series 14 Preferred Units”, “Series 15 Preferred Units”, “Series 16 Preferred Units” and “Series 17 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 2, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 4, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 10, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 12, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14, cumulative class A preferred limited partnership units, series 15, cumulative class A preferred limited partnership units, series 16, and cumulative class A preferred limited partnership units, series 17 in our partnership, respectively;
•“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 9 Preferred Units”, “Holding LP Series 11 Preferred Units”, “Holding LP Series 13 Preferred Units”, “Holding LP Series 14 Preferred Units”, “Holding LP Series 15 Preferred Units”, “Holding LP Series 16 Preferred Units” and “Holding LP Series 17 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14, cumulative class A preferred limited partnership units, series 15, cumulative class A preferred limited partnership units, series 16 and cumulative class A preferred limited partnership units, series 17 of the Holding LP, respectively;
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
•“Voting Agreements” are to the voting arrangements described in Item 7.B “Related Party Transactions— Voting and Veto Agreements”;
•“Walled-Off Business” have the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties —Businesses Subject to Information Walls”; and

•“Walled-Off Business Accounts” have the meaning ascribed thereto under Item 7.B “Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties —Businesses Subject to Information Walls”.
6 Brookfield Infrastructure

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
Brookfield Infrastructure 7

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
•reliance on technology and exposure to cyber-security incidents;
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
8 Brookfield Infrastructure

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
•future sales and issuances of our units, preferred units or securities exchangeable for our units (including BIPC exchangeable shares, class A.1 exchangeable shares and class A.2 exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units or preferred units;
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
•dilution of existing unitholders;
•changes to U.S. laws or policies, including changes in U.S. domestic and economic policies and foreign trade policies and tariffs;
•technological change;
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
Brookfield Infrastructure 9

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
10 Brookfield Infrastructure

CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS ACCOUNTING MEASURES
We prepare our financial statements in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). To measure performance, we focus on net income, a measure under IFRS Accounting Standards, as well as certain non-IFRS measures, including Funds from Operations (“FFO”), Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures. To measure liquidity, we focus on debt attributable to the partnership and net debt.
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
Brookfield Infrastructure 11

Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
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
12 Brookfield Infrastructure

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
•Risks relating to our use of technology and cyber-security incidents.
•Risks relating to increasing environmental legislation and the broader impacts of climate change.
•Risks relating to adverse claims or governmental rights asserted against the lands used for our infrastructure assets.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.
•Risks relating to tolling and revenue collection systems.

Brookfield Infrastructure 13

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
•Risks relating to breaches of the information barrier and related internal controls by Brookfield and/or Walled-Off Businesses and other affiliates.
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
•Risks relating to the acquisition of distressed companies which may subject us to increased risks, including the incurrence of additional legal or other expenses.
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
14 Brookfield Infrastructure

Risks Relating to Taxation
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
•Risks relating to changes or developments in U.S. laws or policies, including U.S. domestic and economic policies and trade policies and tariffs.
•    Risks relating to our technology and information systems.
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
Brookfield Infrastructure 15

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
16 Brookfield Infrastructure

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
Brookfield Infrastructure 17

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
18 Brookfield Infrastructure

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
Brookfield Infrastructure 19

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
20 Brookfield Infrastructure

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
While our strategy is to structure these arrangements to afford our partnership certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. For example, these arrangements are structured to provide our partnership with veto rights over key operational activities and to require these arrangements to distribute available funds generated by the arrangement, subject to maintaining prudent reserves. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or super majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which could lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that the other investors may make business, financial or management decisions with which we do not agree or a management team may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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
Our assets are located in many different jurisdictions, each with its own government and legal system. Different levels of political risk exist in each jurisdiction and it is possible that action taken by a national, state or provincial government, including the nationalization of a business, the imposition of new taxes and/or the expropriation, termination and/or cancellation of, or failure to obtain or renew, concessions, permits, licenses, consents (or similar rights or assets) necessary for the operation of the business of our operating entities, could materially impact our or our operating entities’ financial performance or in extreme cases deprive Brookfield Infrastructure of one or more of its businesses without adequate compensation.

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

22 Brookfield Infrastructure

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
The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. Cyber incidents may remain undetected for an extended period, which could exacerbate these consequences. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, policyholder, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
In addition, the operating equipment used by our assets may not continue to perform as it has in the past, and there is a risk of equipment failure due to wear and tear, latent defect, design or operator errors or early obsolescence, among other things.
Brookfield Infrastructure 23

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
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated transmission operation during
24 Brookfield Infrastructure

2024. As this accounts for a majority of its cash flow, our Brazilian regulated transmission operation could be materially adversely affected by any material change in the financial condition of that customer.
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
A subsidiary of BN is the sole shareholder of our General Partner. As a result of its ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercise substantial influence over our partnership and over the Holding LP, for which our partnership is the managing general partner. In addition, the Service Providers, which include subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our partnership and the Holding LP generally do not have any employees and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff that provide services to us are not required to have as their primary responsibility the management and administration of our partnership or the Holding LP or to act exclusively for either of us. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. For further information on our governance and management arrangements see Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
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
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in our partnership, in the Holding LP or in BIPC, and Brookfield may sell the units or Redeemable Partnership Units that it holds in our partnership or the Holding LP, respectively, or its class A.2 exchangeable shares or BIPC exchangeable shares. Our General Partner may also transfer its general partnership interest in our partnership to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders or preferred unitholders. In addition, Brookfield may sell or transfer all or part of its interests in the Service Providers or in our General Partner, in each case, without the approval of our unitholders, which could result in changes to the management of our partnership and its current growth strategy. If a new owner were to acquire ownership of our General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our partnership’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our partnership’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, we cannot predict with any certainty the effect that changes in the ownership of Brookfield would have on the trading price of our units, our preferred units or the BIPC exchangeable shares or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to our group. As a result, our business, financial condition and results of operations may suffer.
Brookfield Infrastructure 27

Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
As of March 20, 2025, the Brookfield Holders beneficially own, collectively, directly or indirectly, 207,999,242 of our units, assuming exchange of 190,299,956 Redeemable Partnership Units of the Holding LP (which are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism) and exchange of 13,012,789 class A.2 exchangeable shares (which are exchangeable for BIPC exchangeable shares or our units) beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns 0.37% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
Brookfield may also purchase additional units of our partnership or BIPC exchangeable shares in the open market or pursuant to private placements or class A.2 exchangeable shares pursuant to private placements. Brookfield historically has purchased additional Redeemable Partnership Units in private placements concurrent with public offerings of our units.
Any of these events may result in Brookfield increasing its ownership of our units relative to other unitholders, which could reduce the amount of cash available for distribution to public unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, our General Partner, a wholly-owned subsidiary of BN, in its capacity as our General Partner, has sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions, subject to approval by a majority of our independent directors in accordance with our conflicts protocol. See Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
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
Brookfield Infrastructure 29

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
In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. BIPC is responsible for paying, or reimbursing us, for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average number of BIPC exchangeable shares and class A.2 exchangeable shares outstanding relative to units. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and the BIPC exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into BIPC exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Infrastructure Special LP will also receive incentive distributions based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities, such as the exchangeable shares and the class A.2 exchangeable shares, of the other Service Recipients, exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. For a further explanation of the base management fee and incentive distributions, see Item 6.A “Directors and Senior Management—Management Fee” and Item 7.B “Related Party Transactions—Incentive Distributions”. This relationship may give rise to conflicts of interest between us, our unitholders and preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Infrastructure, our unitholders and preferred unitholders.
Our General Partner, the sole shareholder of which is a subsidiary of BN, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our group, it may create an incentive for
30 Brookfield Infrastructure

Brookfield to increase or maintain the market value of our group over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through the Brookfield Holders’ ownership of our units, the Redeemable Partnership Units and class A.2 exchangeable shares, the Brookfield Holders collectively have an effective economic interest in our partnership of approximately 26.6%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchangeable units, BIPC exchangeable shares and class A.2 exchangeable shares) and therefore Brookfield may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.
Brookfield and the Walled-Off Businesses (including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operates their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-Off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our partnership and the operating entities, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Walled-Off Business Accounts of investment opportunities suitable for our partnership and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our partnership and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
Our partnership and/or Brookfield Accounts that we are invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from the interests of our partnership and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or indirect) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in.
Brookfield Infrastructure 31

Brookfield and Walled-Off Businesses are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our partnership and/or Brookfield Accounts that we are invested in and Walled-Off Business Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Walled-Off Businesses will likely need to aggregate certain investment holdings, including holdings of our partnership, Brookfield Accounts that we are invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, activities by a Walled-Off Business Account and/or another Brookfield Account could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers have been implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and a Walled-Off Business may decide, at any time and without notice to our partnership or our unitholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of our partnership and/or Brookfield Accounts that we are invested in, in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our partnership and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our partnership and/or Brookfield Accounts that we are invested in.
The breach or failure of our information barriers could result in our partnership obtaining material non-public information, which may restrict our partnership from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Businesses Subject to Information Walls”.
32 Brookfield Infrastructure

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
The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 30 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. Our General Partner cannot terminate the agreement for any other reason, including if the Service Providers or BN experiences a change of control, or due solely to the poor performance or under-performance of Brookfield Infrastructure’s operations or assets, and there is no fixed term to the agreement. In addition, because our General Partner is an affiliate of BN, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and our General Partner is unable or unwilling to terminate the Master Services Agreement, the market price of our units or preferred units could suffer. Furthermore, the termination of the Master Services Agreement would terminate our partnership’s rights under the Relationship Agreement and our Licensing Agreements. See Item 7.B “Related Party Transactions—Relationship Agreement” and Item 7.B “Related Party Transactions—Licensing Agreements”.
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
Brookfield Infrastructure 33

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
Our credit facilities also contain, and will contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, investments, or minimum amounts for interest coverage, Adjusted EBITDA, cash flow or net worth. If an event of default occurs, or minimum covenant requirements are not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a prohibition on the payment of distributions to equity.
Our credit facilities or other debt or debt-like instruments may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade may have an adverse impact on the cost of such debt.
34 Brookfield Infrastructure

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
Our partnership is a holding entity and its sole material asset is its managing general partnership interest and preferred limited partnership interest in the Holding LP, which owns all of the common shares of the Holding Entities (and indirectly owns the class B shares), through which we hold all of our interests in the operating entities. Our partnership has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Holding LP and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and preferred units and to meet our financial obligations. The Holding LP, the Holding Entities and our operating entities are legally distinct from us and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to us pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements, such as the Holding LP’s credit facilities and other indebtedness incurred by the Holding Entities and operating entities. Any other entities through which we may conduct operations in the future will also be legally distinct from us and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions. The Holding LP, the Holding Entities and our operating entities will generally be required to service their debt obligations before making distributions to us or their parent entities, as applicable, thereby reducing the amount of our cash flow available to pay distributions, fund working capital and satisfy other needs.
Brookfield Infrastructure 35

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
While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last fifteen years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Immediately following completion of the special distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure — Overview”. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
Future sales or issuances of our units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares and class A.2 exchangeable shares), or the perception of such sales or issuances, could depress the trading price of our units and/or preferred units.
The sale or issuance of our units, preferred units, BIPC exchangeable shares, class A.2 exchangeable shares or other securities exchangeable into our units, or the exchange of Exchangeable units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. In addition, we may also issue additional units or other securities as consideration for acquisitions. We are also required to issue additional units upon exchange of BIPC exchangeable shares and class A.2 exchangeable shares. There are 119,022,666 BIPC exchangeable shares and 13,012,789 class A.2 exchangeable shares outstanding as of March 20, 2025, each of which may be exchanged for our units in accordance with their terms. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units.
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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though the Brookfield Holders currently collectively have an effective economic interest in our partnership of approximately 26.6%, on a fully-exchanged basis, as a result of ownership of our units, the Redeemable Partnership Units and class A.2 exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
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
Brookfield Infrastructure 39

We may need additional funds in the future and we may issue additional units, preferred units or securities exchangeable into our units (including BIPC exchangeable shares and class A.2 exchangeable shares) in lieu of incurring indebtedness which may dilute existing holders of our units or we may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders and preferred unitholders.
Under our Limited Partnership Agreement subject to the terms of any preferred units then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including the BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any preferred units outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any preferred units outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units. Subject to the terms of any preferred units then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. As of March 20, 2025, there are 119,022,666 BIPC exchangeable shares and 13,012,789 class A.2 exchangeable shares outstanding, each of which may be exchanged for our units in accordance with their terms.
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

42 Brookfield Infrastructure

As a result of holding our units, our unitholders may be subject to U.S., state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.
Our unitholders may be subject to U.S., state, local and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which our partnership entities do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. Although our partnership will attempt, to the extent reasonably practicable, to structure our partnership operations and investments so as to minimize income tax filing obligations by our unitholders in such jurisdictions, there may be circumstances in which our partnership is unable to do so. It is the responsibility of each unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such unitholder.
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
The value of our units to unitholders will depend in part on the treatment of our partnership and the Holding LP as partnerships for U.S. federal income tax purposes. However, in order for our partnership to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our partnership’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (“U.S. Internal Revenue Code”), and our partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although our General Partner intends to manage our partnership’s affairs so that our partnership will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, there can be no assurance that our partnership will meet these requirements, or that current law will not change so as to cause, in either event, our partnership to be treated as a corporation for U.S. federal income tax purposes. If our partnership (or the Holding LP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our partnership (or the Holding LP, as applicable), as described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Partnership Status of Our Partnership and the Holding LP”.
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
44 Brookfield Infrastructure

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
Brookfield Infrastructure 45

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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in an entity classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units during the taxable year ending December 31, 2025. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in our units.
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
46 Brookfield Infrastructure

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
Brookfield Infrastructure 47

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), certain payments made or received by our partnership may be subject to a 30% federal withholding tax, unless certain requirements are met.
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
A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our partnership or the Holding LP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our partnership and the Holding LP generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our General Partner does not expect our partnership or the Holding LP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our partnership or the Holding LP.
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
50 Brookfield Infrastructure

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
Brookfield Infrastructure 51

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
52 Brookfield Infrastructure

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
Brookfield Infrastructure 53

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
In addition, we may be affected by political uncertainties in various jurisdictions, which may have global repercussions, including in markets where we currently operate or intend to expand into in the future. These uncertainties include geopolitical concerns and other global events, including, without limitation, trade conflict, civil unrest, national and international political circumstances (including outbreak of war, terrorist acts or security operations and changes in laws and policies such as the imposition of import and export duties, quotas and tariffs) and pandemics or other severe public health events, that have contributed and may continue to contribute to volatility in global equity and debt markets. For example, the ongoing war between Russia and Ukraine and the conflict in the Middle East and the global response to each, including the imposition of widespread economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world and could significantly disrupt the free movement of goods, services and people, have a destabilizing effect on energy markets and result in
54 Brookfield Infrastructure

potential higher costs of conducting business. In addition, our business and results of operations are subject to risks resulting from the political and economic policies of various countries including China. Trade disputes between countries in which we have assets or operations, or changes in laws and policies such as the imposition of import and export duties, quotas and tariffs, restrictions on private enterprise or foreign investment, the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion or remittances abroad, could impact our business, financial condition and results of operations.
Inflationary pressures could adversely impact our businesses.
Our operating businesses may be impacted by rising inflationary pressures. High inflation may continue to drive tightening in monetary policies by major central banks, posing risks to economic growth. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating businesses. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial condition.
The new President of the United States of America has repeatedly stated that he intends to impose a 25% tariff on all Canadian exports to the US. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. domestic economic policies, including the Inflation Reduction Act of 2022 (“IRA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may lead to a loss of substantial tax credits under the IRA or otherwise, as well as result in significant increases in tariffs for imported goods, among other possible changes. There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements.
Brookfield Infrastructure 55

Alternative and emerging technologies, including artificial intelligence, could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of such businesses and assets.
There are alternative and emerging technologies, including artificial intelligence, that may impact the demand for, or use of, the businesses and assets that we own and operate. While some such technologies are in earlier stages of development, ongoing research and development activities may improve such technologies, including artificial intelligence. For example, further development of electric vehicles may reduce the need and demand for road fuel distribution, or changes in the materials used in construction may reduce the demand for iron ore and coal. Our data operations rely for their continued viability on the ongoing demand for tower infrastructure and data storage facilities, which is uncertain and could be subject to bypass risk or obsolescence as a result of new or developing technologies. Additionally, off-grid energy solutions may reduce the need for electricity and gas generation networks and pipelines, and technologies that enable remote working opportunities could reduce traffic on our toll roads. If new technologies emerge that are able to deliver goods and services more efficiently than our current businesses, such technologies could adversely impact our ability to compete. Moreover, the use of artificial intelligence, including our use of third-party products incorporating artificial intelligence, and the overall adoption of artificial intelligence throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our businesses. There is substantial uncertainty about the extent to which artificial intelligence will result in dramatic changes throughout the world, and we may not be able to anticipate, prevent, mitigate, or remediate all of the potential risks, challenges, or impacts of such changes. Such changes could potentially disrupt and impair, among other things, our business models, investment strategies, operational processes and the competitive advantage of our businesses and assets, and as a result, our businesses, financial condition, results of operations and cash flow could be materially and adversely affected.
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
56 Brookfield Infrastructure

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
Brookfield Infrastructure 57

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
58 Brookfield Infrastructure

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
Brookfield Infrastructure 59

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
60 Brookfield Infrastructure

Given the nature of the assets operated by our operating entities, we may be more exposed to risks in the insurance market that lead to limitations on coverage and/or increases in premium. For example, our North American gas transmission operation and our European regulated distribution operations self-insure the majority of their line and pipe assets. Therefore, the occurrence of a major or uninsurable event could have a material adverse effect on financial performance. Even if such insurance were available, the cost may be prohibitive. The ability of the operating entities to obtain the required insurance coverage at a competitive price may have an impact on the returns generated by them and accordingly the returns we receive.
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
Our financing strategy may involve the issuance of partnership level equity, the issuance of corporate debt and/or the issuance of BIPC exchangeable shares and/or class A.2 exchangeable shares.
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
62 Brookfield Infrastructure

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
Brookfield Infrastructure 63

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

64 Brookfield Infrastructure

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Our group has appointed the Service Providers to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis.
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
We target a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flows of our operations as well as growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detail.
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

Brookfield Infrastructure 65

On June 10, 2022, our group completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits. Distributions per unit/share were adjusted for the impact of the special distribution and unit/share split.
On January 29, 2025, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.43 per unit (or $1.72 per unit annualized) with an identical increase approved by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 7% over the last 10 years. We target a 5% to 9% annual distribution increase in light of the growth that we foresee in our operations.
Please refer to Item 3.D “Risk Factors—Risks Relating to Our Partnership Structure—We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.”.
The U.S. Securities and Exchange Commission (the “SEC”) maintains an Internet site that contains reports, proxy and information statements, and other information relating to Brookfield Infrastructure. The site is located at https://www.sec.gov. Similar information can also be found at https://bip.brookfield.com. The information on our website is not part of this annual report on Form 20-F.
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
The following table outlines the significant events in the history and development of our business during the past three fiscal years. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

Date	Segment	Event

January 2022	Corporate:	On January 21, 2022, BIP Bermuda Holdings I Limited issued $300 million aggregate principal amount of perpetual subordinated notes with a coupon of 5.125% per annum. The notes are fully and unconditionally guaranteed by our partnership and are also guaranteed by certain of our subsidiaries. The net proceeds from this offering were used to redeem the Class A Preferred Limited Partnership Units, Series 7 (the “Series 7 Preferred Units”) and for working capital purposes.
February 2022	Utilities:	On February 16, 2022, Brookfield Infrastructure acquired an approximate 8% interest in AusNet Services Ltd., an Australian regulated utility, for total equity consideration of approximately $500 million.
March 2022	Data:	On March 10, 2022, Brookfield Infrastructure acquired an effective 17% interest in an Indian telecommunications business, for total consideration of approximately $30 million.
March 2022	Corporate:	On March 31, 2022, our partnership redeemed all of its outstanding Series 7 Preferred Units, for $243 million.
66 Brookfield Infrastructure

Date	Segment	Event

April 2022	Utilities:	On April 1, 2022, Brookfield Infrastructure acquired an approximate 13% interest in an Australian smart meter business, for total equity consideration of $215 million.
April 2022	Corporate:	On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$400 million aggregate principal amount of medium-term notes mature on April 25, 2034 and have a coupon rate of 5.439% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on April 25, 2052 with a coupon rate of 5.789% per annum.
June 2022	Corporate:
On June 10, 2022, our group completed a three-for-two split of our units, BIPC exchangeable shares, Exchangeable LP Units, and BIPC Exchangeable LP Units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the Unit Split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently adjusted to reflect the split.

June 2022	Transport:	On June 13, 2022, Brookfield Infrastructure sold an effective 19% interest in our North American container terminal operation for net proceeds of $275 million.
August 2022	Data:	On August 4, 2022, Brookfield Infrastructure acquired an effective 12% interest in Uniti Group Ltd., an Australian data transmission business, for total consideration of $193 million.
September 2022	Utilities:	Brookfield Infrastructure acquired an effective 30% interest in five North American residential infrastructure businesses through a subsidiary for total consideration of approximately $90 million.
October 2022	Corporate:	On October 1, 2022, our partnership sold a portfolio of investments, which included partial interests in consolidated subsidiaries and financial assets, with an approximate fair value of $310 million to an affiliate of Brookfield, in exchange for securities of equal value. Subsequent to year end, our partnership exercised its redemption option associated with the securities and redeemed a portion of its units with a fair value of $230 million.
November 2022	Data:	On November 1, 2022, our New Zealand data distribution business completed the sale of a portfolio of telecom towers for net consideration of approximately $140 million.
November 2022	Corporate:	On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million aggregate principal amount of medium-term notes. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$450 million aggregate principal amount of medium-term notes mature on November 14, 2027 and have a coupon rate of 5.616% per annum. The remaining C$250 million aggregate principal amount of medium-term notes mature on February 14, 2033 with a coupon rate of 5.980% per annum.
November 2022	Data:	On November 22, 2022, Brookfield Infrastructure entered into a joint-venture agreement with Intel Corporation (“Intel”) for the construction and operation of a semiconductor foundry. Our partnership is expected to fund approximately $500 million of equity capital over the construction of the project for an approximate 12% interest.
November 2022	Utilities:	On November 30, 2022, Brookfield Infrastructure sold its 31% interest in five Brazilian electricity transmission concessions for net consideration of approximately $250 million.
Brookfield Infrastructure 67

Date	Segment	Event

January 2023	Utilities:	On January 4, 2023, Brookfield Infrastructure acquired HomeServe PLC (“HomeServe”), a residential decarbonization infrastructure business operating in North America and Europe, for total equity consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
February 2023	Data:	On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation, for total equity consideration of approximately $700 million.
April 2023	Midstream:	On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million.
April 2023	Transport:	On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million.
May 2023	Utilities:	On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million, increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31%. Sertaneja owns and operates approximately 480 kilometers of electricity transmission lines in Brazil.
June 2023	Midstream:	On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%.
June 2023	Data:	On June 15, 2023, Brookfield Infrastructure sold its effective 12% interest in its New Zealand data distribution business for net proceeds of approximately $275 million.
June 2023	Transport:	On June 15, 2023, Brookfield Infrastructure completed the sale of its interest in its Indian toll roads operation for net proceeds of approximately $180 million.
July 2023	Corporate:	On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million aggregate principal amount of medium-term notes in two tranches. The notes are fully and unconditionally guaranteed by our partnership and certain of our subsidiaries. C$500 million aggregate principal amount of medium-term notes mature on July 27, 2030 and have a coupon rate of 5.710% per annum. The remaining C$200 million aggregate principal amount of medium-term notes mature on July 27, 2053 with a coupon rate of 5.950% per annum.
August 2023	Data:	On August 1, 2023, Brookfield Infrastructure acquired Data4 Group (“Data4”), a European hyperscale data center platform, for consideration of approximately $600 million. The partnership has an effective 19% interest in Data4.
August 2023	Data:	In August of 2023, Brookfield Infrastructure sold a portion of its interest in our Indian telecom tower operation for net proceeds of approximately $35 million.
August 2023	Utilities:	On August 31, 2023 Brookfield Infrastructure sold its 7.9% interest in AusNet Serviced Ltd. (“AusNet”), an Australian regulated utility operation, for net proceeds of $435 million.
September 2023	Utilities:	On September 6, 2023, Brookfield Infrastructure acquired an additional 6% interest in our U.K residential infrastructure operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $6 million.
68 Brookfield Infrastructure

Date	Segment	Event

September 2023	Transport:	On September 28, 2023, our group, through its subsidiary BIPC, completed the acquisition of Triton International Limited (“Triton”), a global intermodal logistics operation, for consideration of $1.2 billion. In connection with the Triton acquisition, consideration paid included $751 million of BIPC exchangeable shares issued and $55 million of pre-existing interest in the business. The partnership has an effective 28% interest in Triton.
September 2023	Corporate:	On September 29, 2023, a subsidiary of BN exercised its redemption right in respect of 3.3 million Redeemable Partnership Units of the Holding LP. BIP exercised its call right in respect of such Redeemable Partnership Units and issued 3.3 million units to such subsidiary. The units were valued at approximately $100 million, representing 1% of its interest in Brookfield Infrastructure, and were subsequently transferred to subsidiaries of BWS.
October 2023	Data:	On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.
January 2024	Data:	On January 12, 2024, Brookfield Infrastructure, through its U.S. colocation data center operation, acquired a portfolio of data centers out of bankruptcy from Cyxtera Technologies (“Cyxtera”). The purchase price was fully funded through debt, and did not require any new equity capital.
February 2024	Corporate:	On February 22, 2024, our partnership repaid all medium-term notes maturing February 22, 2024 for $531 million.
April 2024	Transport:	On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
May / June 2024	Corporate:	On May 31, 2024 and June 5, 2024, Brookfield Infrastructure Finance ULC issued subordinated notes with an aggregate principal amount of $158 million. The notes are fully and unconditionally guaranteed on a subordinated basis by our partnership and certain of our subsidiaries. The subordinated notes mature on May 31, 2084, and have a coupon rate of 7.250% per annum.
June 2024	Transport:	On June 10, 2024, Brookfield Infrastructure terminated its voting agreement over its Peruvian toll road operations, reverting control over this asset to Brookfield. Upon deconsolidation, the partnership’s interest in its Peruvian toll road operation was recognized as a financial asset.
September 2024	Data:	On September 12, 2024, Brookfield Infrastructure acquired an approximate 16% interest in an Indian telecom operation, for total consideration of approximately $140 million of equity capital with the balance funded through acquisition debt.
November 2024	Utilities:	In the second half of 2024, Brookfield Infrastructure agreed to the sale of two of our Mexican regulated natural gas transmission pipelines for proceeds of $125 million, with the last pipeline expected to close in the first quarter of 2025.
Brookfield Infrastructure 69

Date	Segment	Event

November 2024	Corporate:	On November 29, 2024, Brookfield Infrastructure Finance ULC issued fixed-to-fixed reset rate subordinated notes with an aggregate principal amount of $300 million. The notes are fully and unconditionally guaranteed on a subordinated basis by our partnership and certain of our subsidiaries. The fixed-to-fixed reset rate subordinated notes mature on March 15, 2055, and will bear interest at an annual rate of 6.750% until March 15, 2030 and thereafter will be reset every five years at an annual rate equal to the five-year U.S. treasury rate, plus a spread of 2.453%; provided, that the interest rate during any five-year interest period will not reset below 6.750%.
December 2024	Corporate:	On December 5, 2024, BIPIC, an indirect subsidiary of the partnership, redeemed all 4,000,000 of its outstanding senior Preferred Shares, series 1 (the “BIPIC Preferred Shares”) for cash. The redemption price for each BIPIC Preferred Shares was C$26.75.
December 2024	Utilities:	On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de
Energia S.A. (“Chimarrão”), a Brazilian electricity transmission operation, for $22 million, increasing Brookfield Infrastructure’s effective ownership in Chimarrão to 31%. Chimarrão owns and operates approximately 840 kilometers of electricity transmission lines in Brazil.
December 2024	Corporate:	On December 24, 2024, the partnership, BIHC and BIPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i)
holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in
exchange for their class A exchangeable subordinate voting shares of
BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in
exchange for class A.2 exchangeable shares on a one-for-one basis;
(iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the
NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
December 2024	Transport:	On December 24 2024, Brookfield Infrastructure agreed to the sale of 33% of its interest in a subsidiary of our global intermodal logistics operation, which owns and leases stabilized intermodal container assets to customers, for net proceeds of approximately $120 million. The sale is expected to close in the first quarter of 2025.
December 2024	Data:	On December 30, 2024, Brookfield Infrastructure sold its fiber platform within its French telecom infrastructure business for proceeds of $100 million.
December 2024	Data:	On December 31, 2024, Brookfield Infrastructure, through our North American hyperscale data center platform, secured the sale of a non-core site to a technology company. The sale is expected to generate proceeds to the partnership of over $60 million after debt repayment and transaction costs. Closing is expected later in 2025.
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
Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Commercial & Residential Distribution	• Americas & Asia Pacific • Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals • Rail • Toll Roads	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific • Brazil & Peru

Midstream
Systems that provide transmission, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients	• Data Transmission & Distribution • Data Storage	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

Brookfield Infrastructure 71

Americas
Europe
Asia Pacific
Utilities
Transport
Midstream
Data

Overview
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution (electricity, natural gas, and water connections) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or bilateral customer contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
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
72 Brookfield Infrastructure

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate risk adjusted return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 2,900 kilometers of operational electricity transmission lines in Brazil
•Approximately 3,900 kilometers of natural gas pipelines in North America, Brazil, and India
Commercial and Residential Distribution
•Approximately 8.4 million connections, predominantly electricity and natural gas
•Provides residential decarbonization infrastructure, including heating, ventilation, and air conditioner (“HVAC”) and water products including heating and purification, as well as other essential home services to approximately 10.4 million customers with approximately 17.2 million policies and 1.7 million rental contracts in Canada, the United States, Germany, and the U.K.
•Over 0.7 million long-term contracted sub-metering services within Canada and the United States
•Approximately 2.8 million meters under management in Australia and New Zealand
Regulated Transmission
Our regulated electricity transmission operation in Brazil includes four different concessions and is comprised of approximately 2,900 kilometers of operating electricity transmission lines. We have invested a total of $80 million into the lines with approximately 200 kilometers completed in 2024. These are 30-year concession assets that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. The total capacity of 158 million cubic meters is fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”) that have an average remaining life of 5 years with the assets operating under a perpetual contract.
Our regulated gas transmission business in Mexico operates nearly 450 kilometers of pipeline which connects low-cost supply basins in the United States to the key gas demand region of Mexico. The total capacity of 1.44 billion cubic feet (“Bcf”) is fully contracted under long-term take-or-pay agreements under an availability-based regulatory framework.
Our regulated gas transmission operation in India includes approximately 1,500 kilometers of natural gas transmission pipeline systems across the country. The system includes 11 compressor stations with over 900 megawatts of installed power and two pipeline operation centers for remote pipeline operations. The business is contracted to generate stable cash flows through a capacity based “ship-or-pay” agreement with a high-quality counterparty.
Brookfield Infrastructure 73

Strategic Position
Our regulated transmission operations occupy key positions in the markets in which we operate. In Brazil, our operational transmission lines are located in the northeast, southeast, and southern regions of the country including in the states of Bahia, Piauí, Minas Gerais, and Rio Grande do Sul. These lines will support the region’s growing demand for electricity and facilitate the delivery of power from renewable generation resources to the national grid. Our natural gas transmission operation in Brazil provides the backbone of Brazil’s southeast natural gas transportation system, supplying natural gas to a region responsible for approximately 50% of Brazil’s demand, including Rio de Janeiro and Sao Paulo. In Mexico, our regulated gas transmission business transports low-cost supply from the United States to key demand regions in central Mexico.
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction, which are underpinned by 30-year concession agreements that expire between 2046 and 2049. Our Brazilian natural gas transmission operation has 100% of its capacity fully contracted under long-term “ship-or-pay”, inflation adjusted GTAs that have an average remaining life of 5 years. Our North American regulated gas transmission operation is also fully contracted under long-term take-or-pay, USD-linked and inflation adjusted GTAs that have an average remaining life of 17 years.
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
The natural gas transmission industry in Brazil is regulated by the Brazilian National Agency of Petroleum, Natural Gas, and Biofuels. Each GTA provides owners with a return on regulatory asset base and tariffs calculated on an inflation adjusted regulatory weighted average cost of capital (“WACC”) fixed for the term of the agreement. These assets operated under contracts expiring between 2039 and 2041 until the approval of new legislation in April 2021 (the “Brazil Gas Law”), which changed the contracts from finite to perpetual. The new Brazil Gas Law also allows an ‘entry-exit’ model to be adopted for the gas transportation systems, which is expected to foster growth of the market and our regulated gas transmission operation in Brazil.
74 Brookfield Infrastructure

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
Commercial and Residential Distribution
Our distribution businesses provide a wide range of heating, cooling and energy solutions to both commercial and residential customers. Our operations have approximately 8.4 million connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 4.7 million connections. In Colombia, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 70% of the total system rate base with the remaining 30% located across other cities and municipalities around the country.
Brookfield Infrastructure 75

Our residential decarbonization infrastructure businesses own, maintain, and service critical in-home infrastructure across a large installed base of home equipment including heating, cooling, water heaters, solar and energy storage solutions. Our large customer base is under long-term contracts to both residential and commercial customers primarily across Canada, the United States, Europe and the U.K. The terms of the contracts are generally tied to the useful life of the equipment, which can range between 10 years in high-use HVAC climates such as the Southern United States and over 15 years for water heaters in Canada. In addition to leasing, customers can purchase the equipment outright or through financing options. The businesses also provide other complementary services such as repair and improvement, protection plans, plumbing, electrical and related maintenance services. With approximately 1.7 million water heater and HVAC rental contracts and 17.2 million service and policy contracts, the businesses are well established in each of its core markets and have a growing annuity base.
Our residential infrastructure businesses also provide smart meter and sub-metering services under contracts averaging 20 years for electricity, heating, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in Canada, the United States, Australia, and New Zealand. Our North American sub-metering business has over 0.7 million contracted services, making it one of the largest non-utility sub-meter providers in the markets in which we operate. Our smart meter business is one of the leading providers of smart meters and metering services in Australia and New Zealand. The business owns, installs and services smart meters for a number of Australian retailers. Across Australia and New Zealand, the business has installed approximately 2.8 million meters under management.
Strategic Position
Our commercial and residential distribution operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian natural gas distribution business provides reliable gas to approximately 3.7 million commercial and residential customers. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 26,000 kilometers. Our U.K. and Colombian operations generate stable cash flows in the geographies in which we operate.
Our residential decarbonization infrastructure operation is one of the largest home energy solutions businesses in North America, with a growing footprint in the U.K. and Europe. Our strategy is to meaningfully grow the businesses by leveraging our scale and service capabilities, particularly to drive home equipment rental asset growth in the markets in which we operate. In addition to growing our rental base, we seek to grow our recurring cash flows through subscription-based policies to homeowners to cover a range of home emergencies, principally plumbing, heating and electric systems. These businesses are complementary and allow us to participate in global decarbonization by promoting energy efficient sources of domestic heating and cooling. Over time, we expect to leverage technological investments that will provide us with significant operational and market data, allowing us to service our customers on a more proactive basis and meet homeowners’ desire to decarbonize their homes. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long-term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
76 Brookfield Infrastructure

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

Brookfield Infrastructure 77

Growth Opportunities
We believe that our commercial and residential distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. regulated distribution operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) long-term growth in the U.K. housing stock, and (iii) the growth of complementary product offerings such as water, fiber and district energy, which will increase our bundled service offering to new and existing customers. In Colombia, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.3 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. We believe there are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, we anticipate that the unregulated market will present us with various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. Overall, we believe we are well positioned for future growth opportunities.
Our residential decarbonization infrastructure businesses are focused on growing its business through organic growth opportunities, strategic acquisitions and expanding its product and service offerings. We are focused on expanding our annuity-based cash flow streams through new product launches, increasing household penetrations, and renewing existing contracts when they mature. Our businesses continue to launch new products, which aim to accelerate residential decarbonization. The home services market in the United States continues to be highly fragmented where there are significant opportunities for acquisitions in both complementary and adjacent lines of business.
Our sub-metering business has a significant backlog of approximately 45% of contracted services that will generate incremental revenue once installed throughout new multi-residential buildings under construction. While that backlog is being constructed, the business is focused on expanding offerings geographically, and in the under-penetrated commercial sub-metering market. Following our initial entry to the U.S. market in 2022, the business has since expanded to add 200,000 U.S services, which now surpasses our Canadian billable services, with a robust and growing contracted backlog. We see additional opportunities to accelerate the growth of our U.S. operations through partnerships with large multi-family property managers and tuck-in acquisitions of U.S. based sub-metering service providers. In our core Ontario market, we see favorable conditions to expand our base of long-term contracted revenues by supporting the development of additional multi-family housing units to meet growing demand.
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
78 Brookfield Infrastructure

Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulations focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contracted or regulated revenues.
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
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts
•An approximately 30 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•An approximately 85 mtpa export facility in Australia
•10 terminals in U.K. and Australia facilitating global trade of goods, natural resources and commodities
Rail
•113 short line and regional freight railroads comprising approximately 21,000 kilometers of track in North America and Europe
•Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 9,800 kilometers of rail in Brazil, of which 8,000 kilometers are owned
Toll Roads
•Approximately 3,300 kilometers of motorways in Brazil and Peru
Brookfield Infrastructure 79

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
Our diversified terminal operations are located primarily in the U.K. and Australia. Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. Our U.K. port’s status as the SHA gives it the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for the use of the River Tees. At our U.K. port operation, our revenue is generated from port handling services for bulk and container volumes. In addition, approximately 35% of our EBITDA is earned from conservancy and pilotage tariffs. Furthermore, we have a freehold land base of approximately 2,400 acres that is strategically located in close proximity to our port, which generates income from long-term property leases that account for approximately 30% of our EBITDA.
Our Australian operations include gateway container terminals in Australia’s four largest container ports and storage, handling and logistics operations at 34 locations throughout Australia and New Zealand. The container terminal operations handled approximately 3.7 million TEUs in 2024, with the storage, handling and logistics businesses handling approximately 8.7 million tonnes of bulk and general cargo and, 23.8 million tonnes of forestry products.
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
Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG production facilities in the world. The terminal includes six operational liquefaction trains each capable of producing approximately 5 mtpa, of LNG resulting in aggregate nominal production of approximately 30 mtpa of LNG. In addition, the terminal has five LNG storage tanks, vaporizers with regasification capacity of approximately 4 Bcf/d, three marine berths and is authorized to export approximately 1,700 Bcf per year of mostly domestically procured natural gas to countries around the world. Revenues are primarily generated from largely fixed price take-or-pay agreements with counterparties under long-term contracts. Existing contracts have a weighted average remaining length of approximately 13 years and represent approximately 80% of total production capacity.
80 Brookfield Infrastructure

Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 450 third-party owned depots across 47 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customers include the world’s top shipping lines that collectively account for 85% of global shipping capacity.
Our port operations are strategically located. In the U.K., Teesport is a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors.
Our Australian container port terminals operate under long-term leases, with over 180 hectares of land within the ports of Melbourne, Sydney, Brisbane and Fremantle, the four largest container ports by TEU in Australia. Our storage, handling and logistics business benefits from geographic diversification, with operations at 34 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food, mining, marine, energy, and resources.
Our Australian export terminal operation services the central Bowen Basin, which has high quality, low cost, prolific metallurgical coal deposits, and where our terminal operation is estimated to be one of the lowest cost options to access export markets given its rail advantaged location for Bowen Basin customers. We have take-or-pay contracts with some of the world’s largest mining companies that operate in the Bowen Basin. Our operation is fully contracted until June 2028 with customers having evergreen renewal options.
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
Regulatory Environment
Our global intermodal logistics operation is subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce. These regulations encompass environmental and operational standards designed to provide uniform international safety measures in the transport and handling of containers and chassis.
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
Brookfield Infrastructure 81

Our Australian export terminal operation is regulated by the Queensland Competition Authority (“QCA”), under a light-handed regulatory framework which has applied since July 1, 2021. Current access pricing agreed with all terminal customers will apply for the period from July 1, 2021 to June 30, 2031 (or contract expiry, if earlier). On February 22, 2024, the QCA approved the extension of the term of the 2021 Dalrymple Bay Coal Terminal Access (“DBCT”) Undertaking to July 1, 2031 to align with the current access pricing period.
Our U.S. LNG export terminal is regulated by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act of 1938, as well as the U.S. Department of Energy. The U.S. Department of Energy authorizes exports to other countries, whether under free trade agreements with the U.S. or not.
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect continued high demand for intermodal containers as a result of economic growth in developed and emerging markets and the decentralization of supply chains. As the leading lessor of intermodal containers, we believe we are well positioned to capture demand resulting from growth in containerized trade, as well as to expand our service offering to further increase the efficiency and resiliency of the global supply chain.
Our U.K. port’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. In recent years, the expansion of our handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our U.K. port operation to be the main entry point for cargo destined for the northern England market. Our U.K. port operation also benefited from the re-setting of long term agreements to market rates further driving increases in property rental income and conservancy fees. The port’s strategic location also positions it well to take advantage of the U.K.’s clean energy initiatives including the U.K. government’s large-scale investment in carbon capture projects.
In Australia, over the past 40 years, our export terminal’s capacity has expanded from 15 mtpa to 85 mtpa to meet ongoing customer demand, with the potential to further grow our operations.
Our U.S. LNG export terminal continues to explore opportunities to increase throughput through debottlenecking initiatives and expansion. We believe these projects would further strengthen our market position and the operating capabilities of the terminal.
Rail
Our North American and U.K. rail operations are comprised of approximately 21,000 kilometers of owned and leased rail infrastructure and approximately 6,000 kilometers of additional track that we access through various contractual arrangements. This rail infrastructure provides essential transportation infrastructure services predominantly in North America and the U.K. The operations’ revenues are derived from the haulage of freight based on a per car, per container or per tonne basis. Additional revenue is earned from port terminal railroad operations and industrial switching services, as well as demurrage, storage, car hire, track access rights, and other ancillary revenues related to the movement of freight.
82 Brookfield Infrastructure

Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 25 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small, yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system comprised of transshipment terminals, rail, port terminal operations, and approximately 21,000 locomotives and wagons. They provide below and above rail services for approximately 9,800 kilometers of track. Our Brazil rail operations are subject to a regulatory framework that establishes productivity standards, volume goals and price caps. There are approximately two years (with an option to renew for 30 years) and 13 years, respectively, remaining on the two rail concession agreements with the local government. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Strategic Position
Our North American rail operation has global operations that span 43 U.S. states, five Canadian provinces, and together with the U.K. operation, serves approximately 3,000 customers. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with the largest commodity making up approximately 17% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 95% of the operations’ revenue, through long dated track access contracts with approximately 76% fixed revenue.
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
We also own rail operations in Canada and the U.K. which are both subject to regulation by their respective regulatory agencies, Transport Canada and Office of Rail Regulation (“ORR”) respectively.
Brookfield Infrastructure 83

In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator responsible for, amongst other things, the gas, electricity, water and rail industries. For the rail industry, a legislated access regime exists with the ERA determining Regulated Asset Base (“RAB”) using a Depreciated Optimized Replacement Cost (“DORC”) methodology. The ERA determines a revenue ceiling and floor by track segment for parties to negotiate within, the ceiling calculated based on a return on and of RAB and recovery of operating costs. Access seekers can elect whether to seek access under or outside the regulatory regime, with only one customer agreement currently subject to the access regime. Our Western Australian rail network operates on an open access basis consistent with the rail access regime and its lease obligations.
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
Growth Opportunities
In North America, our customers are making significant investments into the expansion of existing facilities and construction of new facilities, driven by geopolitical shifts, increased focus on supply chain resiliency, and supportive government policy. Our strategy includes investment in rail equipment and track infrastructure to increase capacity and grow revenues from new and existing customers, expansion into adjacent rail services businesses, as well as strategic transactions involving other railroads. We believe that our portfolio of existing railroads provides compelling opportunities to make contiguous short line railroad acquisitions, due to a higher number of touchpoints with other railroads. In each of our North American railroads, we seek to combine an entrepreneurial drive with local knowledge, excellent customer service and a safety culture that we view as critical to achieving our financial goals.
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
Our Brazilian rail business continues to execute investments to upgrade and expand our integrated network in order to capture volume growth and optimize operations, by projects such as the purchase of locomotives and wagons, improvements to rail infrastructure including inland terminals, railway and yards, which are expected to be executed and concluded in the upcoming years.
Toll Roads
Our toll road operations are comprised of urban and inter-urban highways in Brazil. Our Brazilian operations comprise of approximately 3,200 kilometers of inter-urban toll roads, located in the Southeast and South regions of Brazil crossing or connecting the states of São Paulo, Rio de Janeiro, Minas Gerais, Espírito Santo, Parana and Santa Catarina.
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
84 Brookfield Infrastructure

Brookfield Infrastructure owns a 17% interest in a Peruvian toll road operation that has been illegally expropriated by the issuer of the concession. On March 12, 2025, Brookfield commenced an international arbitration proceeding under the Canada-Peru Free Trade Agreement seeking full and fair compensation for its investment.
Strategic Position
Our toll roads are critical infrastructure for the economies of Brazil. Our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic is a mix of heavy industrial users and cars. Our roads are used in the transportation of agricultural, industrial and retail (e-commerce) goods, which represent a significant portion of Brazilian gross domestic product.
Regulatory Environment
Our toll roads are regulated by Agência Reguladora de Serviços Públicos Delegados de Transporte do Estado de São Paulo (“ARTESP”) and Agência Nacional de Transportes Terrestres (“ANTT”), the São Paulo State and Brazilian Federal regulating agencies, respectively. The country has a widely developed toll road program, both at the Federal and State level, which has been in place for since early 2000s. Brazilian concession agreements provide operators with annual tariff increases indexed to inflation and additional investments not considered in the initial concession agreements are compensated with real tariff increases or an extension of the concession period.
Growth Opportunities
We believe that long-term growth in the Brazilian economy will continue driving traffic growth, which coupled with tariff increases from inflation should provide cash-flow growth in real terms for our toll road business. The existing platform also provides opportunities to continue investing to improve and expand existing assets.
Overview
Our midstream segment is comprised of systems that provide natural gas transmission, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as some of our natural gas transmission pipelines whose services are subject to price ceilings. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 75% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Brookfield Infrastructure 85

Our midstream segment is comprised of the following:
•Approximately 15,000 kilometers of natural gas transmission pipelines in the United States
•Approximately 10,600 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in Canada
•16 natural gas and natural gas liquids processing plants, with approximately 5.6 Bcf per day of gross processing capacity in Canada
•Approximately 570 Bcf of natural gas storage in the United States and Canada
•525,000 tonnes per year of polypropylene production capacity in Canada

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
86 Brookfield Infrastructure

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
We operate or contract for approximately 570 Bcf of working gas capacity at our natural gas storage facilities which are located in the United States and Canada. Our Canadian natural gas gathering and processing operation has 12 operating facilities that are connected at strategic points on the North American natural gas transmission network with access to multiple end-use markets, which provide us and our customers with substantial liquidity to buy, sell and store natural gas.
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
Brookfield Infrastructure 87

Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Energy Regulator, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any economic regulation.
Growth Opportunities
Our Canadian diversified midstream business is progressing several growth opportunities intended to enhance and complement our existing product offerings. We are progressing several commercial and strategic opportunities designed to expand and optimize connectivity of our transportation network under long-term contracts to improve efficiency of our processing facilities which will provide stable long-term cash flows.
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
88 Brookfield Infrastructure

Overview
Our data segment is comprised of critical infrastructure that provides telecommunication, fiber and data storage services. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis, in some cases up to over 25 years, with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 95% of our data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 306,000 operational telecom towers in India, France, Germany, Austria, and the U.K.
•Approximately 28,000 kilometers of fiber optic cable located in Australia, Brazil, and the United States
•Over 70 distributed antenna systems in the U.K.
•Approximately 360,000 fiber-to-the-premise (“FTTP”) connections in Australia and the United States
•Two semiconductor manufacturing foundries under construction in the United States
Data Storage
•Over 140 operational data centers, with approximately 1 gigawatt of critical load capacity and an additional approximate 640 megawatts of contracted capacity

Brookfield Infrastructure 89

Data Transmission & Distribution
Our data transmission and distribution businesses have approximately 306,000 operational telecom towers, approximately 28,000 kilometers of fiber optic cable and two semiconductor manufacturing facilities under construction.
In France, our telecom operation is comprised of approximately 9,000 multi-purpose towers and active rooftop sites. The business can be divided into two segments: (i) telecom site hosting and (ii) television and radio broadcasting. Our customers pay upfront and/or recurring fees to lease space on our towers to host their equipment or pay us fees for transmitting television and radio content to end users.
In Germany and Austria, we have approximately 44,000 multi-purpose towers and active rooftops. The business focuses on developing passive infrastructure for mobile network operators, broadcasters, and other institutions through their portfolio of towers, masts, rooftop sites, distributed antenna systems and small cells. Revenue is backed by a 30-year take-or-pay agreement with an investment grade counterparty.
Our U.K. wireless infrastructure operation comprises two business units: Towers and Indoor. The Towers business operates approximately 3,000 active towers throughout the U.K., licensing space to mobile network operators and providing ancillary services including back-up power. The Indoor business deploys active neutral host network solutions using distributed antenna systems in high footfall venues such as shopping malls, stadiums and office blocks and currently serves over 70 venues.
Our India telecom operation comprises approximately 250,000 high quality telecom towers across India. The tower portfolio provides service to all mobile network operators (“MNO”) in India, including the largest MNO, Reliance Jio. Our commercial arrangement with Reliance Jio, who serves as the anchor tenant is underpinned by a 30-year master service agreement across 174,000 towers. In September 2024, we acquired an additional 76,000 towers sites which are under long term contract with one of the largest MNOs, Reliance Jio.
Our Australian data distribution business comprises the following business lines, (i) wholesale and infrastructure which is engaged in the design, installation, operation, maintenance, and wholesale sale of FTTP networks operating mainly in greenfield developments, (ii) enterprise supplying premium voice and communication solutions, and (iii) retail business operating as a reseller of telecommunications services to end customers.
Our semiconductor manufacturing facilities in the United States consist of two large-scale fabrication foundries in Arizona in partnership with Intel, one of the largest global semiconductor companies. The facilities are under construction and are intended to manufacture leading-edge semiconductor chips once completed.
Our U.S. fiber business is a greenfield developer of fiber to the premise networks in the United States, with active construction in 12 markets representing approximately 375,000 households. We are continuing to progress the construction of our two inaugural markets, allowing the first portions of the markets to begin serving customers, and initiated the construction of six additional markets.
90 Brookfield Infrastructure

Strategic Position
Our telecom operation in France is a leading independent data infrastructure operator in the country with coverage across the French territories. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the second largest independent tower operator in France and a preferred partner of mobile network operators. In television, it provides coverage to over 97% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 70% and 41% market share of public and commercial radio frequencies, respectively.
Our German and Austrian telecom towers operation is one of the largest in Europe with the potential to grow even larger through bolt-on acquisitions of further sites across Eastern Europe. We believe the business has the opportunity to create additional value through adjacencies such as small cells, distributed antenna systems and edge data centers.
Our U.K. wireless infrastructure operation owns critical national infrastructure that enables mobile network operators to meet their government mandated coverage obligations. The location of our sites form an integral part of the telecommunication backbone in the U.K. and are well-positioned to capture rural growth in data consumption. A significant investment has been made as part of the 4G rollout in the country which provides ample capacity for further leasing opportunities. Additionally, with over 70 distributed antenna systems, our business is a market leader in the U.K. for indoor solutions.
Our Indian telecom towers operation has exposure to the growing data consumption trend. India is one of the largest data consumers in the world. With aggressive 5G deployments by service providers, coupled with growing affordability and availability of 5G smartphones, 5G will represent around 74% of mobile subscriptions in the region at the end of 2030. The average traffic per smartphone is projected to grow from 32GB per month in 2024 to approximately 66GB per month by 2030. Our anchor tenant across 174,000 towers, Reliance Jio is the largest mobile network operator in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.
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
Our semiconductor manufacturing facilities in the United States are intended to produce leading-edge semiconductor chips which will serve as the digital backbone of the global economy. An increased emphasis on supply chain resiliency, geopolitical risk, and the increasing demand for leading-edge chip technology have catalyzed the onshoring of semiconductor manufacturing capabilities. Our semiconductor facilities will be jointly owned and funded with Intel and be a part of Intel’s integrated Ocotillo manufacturing campus in the State of Arizona which covers approximately 700 acres, making it one of Intel’s largest chip manufacturing sites in the world.
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
Brookfield Infrastructure 91

Regulatory Environment
Our telecom operations in France is unregulated with pricing determined directly with the users of our tower infrastructure. In the television broadcast business, a small proportion of the sites (currently approximately 36%) are considered to be non-replicable because either (i) they benefit from a strategic location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment height is greater than 150 meters or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 69% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
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
92 Brookfield Infrastructure

Our U.S. fiber business is well-positioned to enter new markets in the U.S., where more than 50% of households do not have access to fiber-based broadband solutions. In addition to the construction of our 12 markets under development, we have compiled a backlog of attractive additional premises across the U.S. that are best suited for fiber upgrades. In addition, the market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions.
In Germany and Austria, we intend to construct approximately 5,500 sites from 2025 through to 2029 and deploy capital in support of network modernization requirements to meet demand in one of the fastest growing tower markets in Europe. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of mobile network operators due to the increased demand for densification.
We believe our U.K. wireless infrastructure operation is strongly positioned to capture the expected growth in the U.K. market. A significant portion of our towers are in rural areas and we consider them to be prime candidates for future colocation as there are limited sites in such areas. Furthermore, we believe that our indoor networks business has significant growth potential driven by increased data demand.
Our Indian telecom towers operation completed the tuck-in acquisition of 76,000 additional towers during the year scaling up our tower sites to approximately 250,000, which now positions us as the leading passive telecom infrastructure platform in the Indian telecom sector. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity and believe over time this will enable us to add incremental colocations from the MNOs as a result of data demand and growth in the country.
Our Australian data distribution business has completed delivery to 394,000 premises with a contracted book of premises to build over the long term. The business aspires to be the number one private FTTP provider for greenfield developments in Australia. This scale will allow the business to leverage its footprint to expand into other forms of access network infrastructure and to continually increase its network penetration.
We believe our semiconductor manufacturing facilities in the United States are well-positioned to capitalize on the favorable outlook for the semiconductor market. The investment should provide stable growth to our capital backlog. Once complete, our foundries will create a more resilient supply chain for the production of leading-edge chips utilized in diversified end markets. This first of its kind infrastructure investment could also serve as a template for future investment opportunities in the industrial manufacturing sector.
Data Storage
Our data storage operations provide customers secure and reliable space and power within our portfolio of data centers to host their critical workloads and applications. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of over 140 operational data centers, with approximately 1 gigawatt of critical load capacity and 640 megawatts of contracted capacity that will be built out.
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
Brookfield Infrastructure 93

Our U.S. data platform is strongly positioned to offer solutions to both hyperscale and enterprise customers. Our U.S. colocation data center operation is a carrier neutral provider with operations in all U.S. major markets, provides best-in-class connectivity options, and serves primarily enterprise customers including financial institutions, government entities, universities, hospitals, and large blue-chip firms. During 2024, we successfully integrated our legacy U.S colocation data center operations with a portfolio of data centers and underlying real estate that we acquired in January 2024, creating the largest independent retail colocation data center provider in North America, with over 300 megawatts of capacity and approximately 50 data centers covering 20 markets. Conversely our U.S. hyperscale data center operation is a leading development platform with capacity contracted on a long-term basis, underpinned by major hyperscale customers. Our facilities offer single tenant buildings or campuses representing the closest substitution for customer self-build.
Our Asia Pacific data storage business is an owner and operator of four data center facilities in Australia and New Zealand. The data centers have a combined utilization of approximately 80% and a weighted average remaining contract life of 5 years, servicing a range of customers from small retailers to Australian and global investment grade companies. We believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Our Latin American data center business is the leading data center infrastructure company of the region. All of our Latin American data centers are connected, within each respective country, by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high capacity connections between our sites and the main cloud providers worldwide.
India is a high growth data market with data center capacity expected to increase by 850 megawatts from 2024 to 2026. During 2024, we successfully completed the construction of our first data center in Chennai which can accommodate a total expansion of up to 100 megawatts based on the available land and power. We have also acquired a land parcel in Mumbai, a key growth market, with a capacity of 40 megawatts.
Our European hyperscale data storage platform is a high-quality scaled platform with approximately 300 megawatts of contracted capacity with a leading position in key European markets. The business is present in France, Italy, Spain, Poland, Germany and Greece servicing a diverse customer base including international cloud operators, major telecom providers, innovative tech companies, and multinationals. The business is well positioned to benefit from strong growth tailwinds from the strong demand in historically under-built markets and European data sovereignty laws as well as the artificial intelligence led demand for compute capacity.
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

94 Brookfield Infrastructure

General Operating Matters
Acquisition Strategy
Over the past few years, we have established operating segments with scale in the utilities, transport, midstream and data sectors. As we look to grow our businesses, we primarily target acquisitions that utilize existing operating segments to acquire high quality assets that we can actively manage to achieve a total return of 12% to 15%+ per annum, and extend our operations into new geographies in which Brookfield has a presence. We intend to utilize our existing liquidity and capital recycling program to fund acquisitions and prudently access capital markets if capital deployment exceeds our expectations. As we grow our asset base, we expect to primarily target acquisitions in the following infrastructure sectors:
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
Brookfield Infrastructure 95

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
Employees
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. For a discussion of the individuals that are involved in Brookfield Infrastructure, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 61,000 individuals globally.
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
•Sustainability Management Team: The Brookfield Infrastructure Sustainability team works across functions of Brookfield Infrastructure including our investment professionals, portfolio management teams, as well as with portfolio companies to articulate and oversee the strategic direction for sustainability. Part of the mandate of the team includes the ongoing monitoring and reporting of key sustainability metrics, which are collected annually with trends and material findings reported to the board.
•Portfolio Company CEO: The CEO of each portfolio company is responsible for the development and execution of a sustainability strategy for their business and are accountable for the portfolio company’s performance.
96 Brookfield Infrastructure

The diverse nature of these groups, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Brookfield Infrastructure’s sustainability program is additionally overseen by the Governance and Nominating Committee of Brookfield, which receives regular updates on sustainability initiatives throughout the year from each business group.
2024 Highlights
In 2024, Brookfield and our partnership made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.

•Maintaining Regulatory Preparedness: We continue to monitor sustainability-related regulatory developments across jurisdictions to ensure preparedness. We are focused on readying our processes, systems and controls for new and proposed regulations and standards.
•Sustainability Report: Our group has published its annual Sustainability Report, inclusive of its Taskforce for Climate-related Financial Disclosures “TCFD” reporting. The report highlights in detail key sustainability initiatives undertaken, including our approach to decarbonization, sustainability related due diligence and governance practices. The report also includes key KPIs such as greenhouse gas (“GHG”) emissions across all portfolio companies.
•Human Rights and Modern Slavery: Brookfield published its annual Modern Slavery Statement, which includes the inaugural statement under the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and the eighth statement for the United Kingdom Modern Slavery Act 2015.
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
•Principles for Responsible Investment Assessment: Brookfield received the results of its 2024 PRI assessment, achieving a minimum of four out of five stars in each of the eight scored modules.(1)

(1)No compensation was provided in connection with scores provided by PRI. BAM provides PRI with annual fees which are payable by all signatories. Please refer to the PRI website for information on the PRI’s reporting assessment.
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. Our culture reinforces strong succession and ensures that we maintain an engaged workforce. Our employees in turn drive our success and ensure that we deliver on our commitments to stakeholders.
Our Code of Business Conduct and Ethics and Positive Work Environment Policy sets a consistently high standard for how we are expected to interact and collaborate with one another and reinforce a work environment conducive to learning and development.
Three attributes—collaboration, entrepreneurship and discipline—form the foundation of Brookfield’s culture. By hiring talented people who align with our culture and giving them opportunities to move into different businesses, roles and regions where they learn from a variety of leaders, Brookfield has been able to create a broad ecosystem of collaborative and disciplined professionals who think and act like owners and who can be successful across our organization. We have also continued to enhance our governance processes through ongoing engagement with leading sustainability framework organizations to ensure our reporting and protocols are aligned with evolving best practices and reporting regulations.
Brookfield Infrastructure 97

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
Brookfield Infrastructure’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our North American residential decarbonization infrastructure business, Enercare, is facilitating the decarbonization of Canadian homes through its heat pump and tankless water heating offerings, as well as by supporting provincial conservation and demand management programs. Tankless water heaters save both water and energy as they heat water instantaneously without the use of a storage tank and can be approximately 24%-34% more energy efficient than conventional storage tank water heaters. A hybrid heat pump system, consisting of a natural gas furnace and an electric heat pump, can reduce emissions by an estimated 30% compared to natural gas furnace alone. With homes and buildings accounting for approximately 20% of Canadian emissions and over 60% of those emissions generated by fossil fuel combustion for space and water heating, hybrid heat pump and tankless water heaters can significantly reduce emissions and facilitate the national net-zero transition.
•Our Australian rail business, Arc Infrastructure, has presented an autonomous rail container wagon solution to the Western Australian Government’s new port development which it unveiled at an industry event. Autonomous rail container wagons will help maximize the efficiency and utilization of rail for freight, while achieving reduced emissions. When in operation, the wagon emits zero emissions and can be charged with 100% renewable energy, while also reducing the number of trucks on the road. The autonomous wagons also feature advanced safety technology versus traditional wagons.
•Our recently acquired hyperscale data center businesses (Data4 and Compass Datacenters) each have robust sustainability practices in place to manage emissions output and resource consumption. This allows them to position themselves to increase access to data in response to ever-growing demand, without having incremental negative impacts on the environment. At Compass Datacenters, emissions are being addressed by using biofuels to fuel on-site generators and accordingly reduce associated greenhouse gas emissions by 85%. This initiative, combined with all measures taken during construction, resulted in Compass Datacenters generating an estimated 18% less tonnes of CO2e than the industry baseline. At Data4, several emissions reductions initiatives have been implemented including utilizing concrete developed through more efficient methods (estimated 40% lower embodied emissions), utilizing hydrotreated vegetable oil for backup generators, deploying refrigerant fluids with lower global warming potential and leveraging AI to reduce refrigerant leaks (estimated 25% reduction in 2023 from 2022 levels). To maintain water consumption to minimal levels, Compass Datacenters and Data4 have each deployed best in class approaches including utilizing waterless cooling (Compass Datacenters, zero liters per kWh) or eliminating adiabatic systems (Data4, 0.05 liters per kWh).
•Our U.K. regulated distributor, BUUK, has earned the “Great Place to Work” accreditation for the past five years, and was ranked as the 15th Best U.K. Super Large Workplace and the seventh
98 Brookfield Infrastructure

Best Workplace for Women. BUUK has also been ranked 9th Best Workplace for Wellbeing so far in 2023.
•Our Western Canadian midstream business, NorthRiver, guided by its Indigenous Relations Principles, fosters sustainable and mutually beneficial relationships with Indigenous communities on whose traditional territories they operate. Following these principles, when developing the NEBC Connector, a twinned pipeline project, NorthRiver conducted community-led land use Maintaining Indigenous Relationships studies with Indigenous communities to ensure that their voices were heard regarding potential project impacts. NorthRiver successfully received federal approval for the project in December 2023. In addition, NorthRiver has entered into Executed Relationship Agreements with two Treaty Eight First Nations to date. NorthRiver’s Indigenous Programs, which seek to advance employment, business opportunities and long-term meaningful relationships, include: Indigenous contracting initiative, relationship and project agreements, equity offerings, tangible community support and open communications.
Overview of Sustainability & the Investment Process
Brookfield’s sustainability strategy is centered on combining economic goals, supporting business resilience and preserving or creating value for our investors and stakeholders, now and in the future. Our global Sustainability Policy codifies our operating principles related to sustainability and illustrates our longstanding commitment to integrating sustainability into our asset management activities. Our Sustainability Policy is guided by the following principles:
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time
◦Support the goal of net-zero greenhouse gas emissions by 2050 or sooner
•Strive to ensure the well-being and safety of employees
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents
◦Foster a positive work environment based on meritocracy, valuing diversity and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
We seek to integrate sustainability into all aspects of investment decision-making and ongoing portfolio management. This includes initial due diligence, financial model and business trends, investment valuations, performance monitoring and engaging with management teams. Our investment processes align with the PRI.
Brookfield Infrastructure 99

As part of investment due diligence, we seek to assess sustainability-related risks and opportunities and factor them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of the Brookfield-wide Sustainability Due Diligence Protocol, we provide specific guidance to investment teams on assessing climate, bribery and corruption, cybersecurity, health and safety, human rights and modern slavery risks. We have several internal subject matter experts who support our investment teams throughout the diligence process by providing technical expertise, reviewing findings and contributing additional insight to ensure completeness of the analysis undertaken. Where warranted, we perform enhanced due diligence, working with internal and third-party experts as appropriate. Upon acquisition(1), our asset management team creates a tailored integration plan that includes any material sustainability-related matters identified during due diligence, or that arise during our ownership. We onboard new acquisitions to each of our programs with subject matter specific onboarding approaches. Our approach is informed by our goal to advance sustainability performance to drive long-term value creation, while managing any associated risks. We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader engagement of our group that could include executive and employee placements or secondments. It is ultimately the management teams within each portfolio company who are responsible for managing sustainability risks and opportunities. This combination of local accountability and expertise and support from our group’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success. We seek to support the implementation of best practices and development of internal capabilities at our portfolio companies by encouraging training, providing technical expertise on certain sustainability-related matters, facilitating connections to experts in relevant sectors, and leveraging cross-portfolio collaboration.
To support our ongoing goals, a number of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which has historically been primarily focused on health and safety, but continues to evolve with additional metrics, creating accountability for performance and an alignment of interests. The above initiatives and our continued sustainability practices are highlighted within our group’s annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.
(1)Refers to investments in which our group has control. Where our group is not in a controlling position, best efforts are made to exert similar levels of influence, where possible and required.

100 Brookfield Infrastructure

Other relevant operating matters
Seasonality
The demand for our natural gas and electricity is partially dependent upon weather conditions, primarily temperature and humidity. Weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry — Our operating entities are exposed to the risk of increasing environmental legislation and the broader impacts of climate change.”
Raw Materials
Some of our operating subsidiaries depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Demand, availability, and price of these raw materials can have an impact on the performance of our operating subsidiaries. See Item 3.D “Risk Factors — Risks Relating to Our Operations and the Infrastructure Industry — Some of our operations depend on continued strong demand for commodities, such as natural gas or minerals, for their financial performance. Material reduction in demand for these key commodities can potentially result in reduced value for assets, or in extreme cases, a stranded asset.”
Marketing
Our marketing efforts focus on leveraging our competitive advantages described and our group’s world-class operating businesses described in Item 4.B “Business Overview”. We also leverage our relationship with Brookfield, which our group believes provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.
Brookfield Infrastructure 101

4.C    ORGANIZATIONAL STRUCTURE
Organizational Charts
The chart below presents a summary of our ownership and organizational structure as at March 20, 2025. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”
102 Brookfield Infrastructure

(1)Brookfield’s general partner interest is held through Brookfield Infrastructure Partners Limited, a Bermuda company that is indirectly wholly−owned by Brookfield.
(2)Brookfield’s special general partner interest is held through Brookfield Infrastructure Special L.P., a Bermuda limited partnership, the sole general partner of which is Brookfield Infrastructure Special GP Limited, a Bermuda company that is a subsidiary of the Asset Management Company.
(3)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, pursuant to which BN can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 29.9% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders currently also own). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”
(5)The Service Providers provide services to the Service Recipients pursuant to the Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company.
(6)Our partnership owns all of the class B shares through its subsidiaries and members of the public hold all of the BIPC exchangeable shares. The BIPC exchangeable shares and the class B shares hold 25% and 75%, respectively, of the aggregate voting rights of BIPC.
(7)The share capital of BIHC is comprised of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and class C shares. BIPC owns all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in BIHC. Brookfield holds all of the class A.2 exchangeable shares, which are non-voting. The BIHC class B shares hold an aggregate 75% voting interest in BIHC and are held 66 2/3% by a subsidiary of the partnership and 33 1/3% by BIPC. The class C shares are non-voting and are held by a subsidiary of the partnership. Through their respective ownership of class A.1 exchangeable shares and BIHC class B shares, BIPC and the partnership each hold a 50% voting interest in BIHC.
(8)As of March 20, 2025, our partnership had outstanding 461,939,283 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. As of March 20, 2025, Brookfield holds 1,399,230 of the outstanding units and BWS holds 3,287,267 of the outstanding units.
(9)Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.
(10)On February 4, 2025, BAM and BN completed a corporate restructuring whereby BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis. Following completion of this corporate restructuring, the Asset Management Company is now wholly-owned, directly and indirectly, by BAM, and BN owns approximately 73% of the class A limited voting shares of BAM.

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
Brookfield Infrastructure 103

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements.
Brookfield Infrastructure has appointed affiliates of BN as Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. The Master Services Agreement was amended to account for BIPC receiving management services comparable to the services provided to us by the Service Providers.
BN is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, BN leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.
BAM is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by BAM. BN owns approximately 73% of the issued and outstanding class A limited voting shares of BAM.
Brookfield has approximately 1,360 investment professionals and 250,000 operating employees in over 80 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 61,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
104 Brookfield Infrastructure

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
Brookfield Infrastructure 105

Brookfield Infrastructure Corporation
BIPC and BIHC were incorporated under the Business Corporations Act (British Columbia) on October 3, 2024 and August 30, 2019, respectively. BIPC’s head office is located at 250 Vesey Street, 15th Floor, New York NY 10281 and the registered office is located at 1055 West Georgia Street, Suite 1500, P.O Box 11117, Vancouver, British Columbia V6E 4N7. The BIPC exchangeable shares were distributed to existing unitholders of the partnership pursuant to a special distribution on March 31, 2020. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Its current operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil, of regulated distribution operations in the United Kingdom, and a global intermodal logistics operation, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed. On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX.
Infrastructure Special LP
The Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of Special General Partner Units of the Holding LP. See Item 7.B “Related Party Transactions—Incentive Distributions.”

Significant Subsidiaries
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2024.

Defined Name	Name of entity	Jurisdiction of Organization	Ownership Interest (%)	Voting Interest (%)

Holding LP	Brookfield Infrastructure L.P.(1)	Bermuda	70	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(2)	Canada	56	100
Global intermodal logistics operation	Triton International Limited(3)	Bermuda	27	100
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited(3)	U.K.	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(3)	Brazil	31	92

(1)Ownership interest held directly by our partnership.
(2)Ownership interest held indirectly by the Holding LP.
(3)Ownership interest held indirectly through BIHC.
106 Brookfield Infrastructure

4.D   PROPERTY, PLANT AND EQUIPMENT
Our partnership’s principal office and its registered office is at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and is subject to a lease expiring on December 31, 2026. We do not directly own any real property.
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
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)
Performance Targets and Key Measures
We target a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. Funds From Operations (“FFO”) is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.

Performance Measures Used by Management
To measure performance, we focus on net income, an IFRS Accounting Standards measure, as well as certain non-IFRS measures, including FFO, Adjusted Funds from Operations (“AFFO”), adjusted EBITDA (“Adjusted EBITDA”) and invested capital (“Invested Capital”), along with other measures.
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
Brookfield Infrastructure 107

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
Invested Capital
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Invested Capital is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested Capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested Capital has limitations as an analytical tool.
108 Brookfield Infrastructure

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
The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Net income attributable to our partnership(1)	$391	$432	$407
Funds from Operations (FFO)	2,468	2,288	2,087
Adjusted Funds from Operations (AFFO)	1,862	1,838	1,701
Distributions(2)	1,644	1,516	1,418
FFO payout ratio(3)	67%	66%	68%
AFFO payout ratio(4)	88%	82%	83%

(1)    Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Brookfield Infrastructure 109

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
•Organic growth was 7% capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last 12 months
•A net positive contribution from our asset rotation program, which was partially offset by the timing of asset sales
Our 2024 FFO and AFFO payout ratios finished within our targeted range at 67% and 88%, respectively. Our 2022 payout ratios were in line with 2023 and our targets.
On June 10, 2022, our group completed a three-for-two split of our units, BIPC exchangeable shares, Exchange LP Units, and BIPC exchangeable LP units, by way of a subdivision whereby unitholders/shareholders received an additional one-half of a unit/share for each unit/share held. Brookfield Infrastructure’s preferred units were not affected by the split. The Managing General Partner Units, Special General Partner Units and Redeemable Partnership Units of the Holding LP were concurrently split to reflect the Unit Split. All historical unit and share counts, as well as per unit/share disclosures have been adjusted to effect for the change in units due to the splits. Distributions per unit/share were adjusted for the impact of the special distribution and unit/share split.
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.43 per unit (or $1.72 per unit annualized), starting with the distribution to be paid in March 2025, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, continued levels of elevated inflation as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 7% over the last 10 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
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
110 Brookfield Infrastructure

Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and class A.2 exchangeable shares held by Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
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
Brookfield Infrastructure 111

5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2024, 2023 and 2022:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2024	2023	2022
Revenues	$21,039	$17,931	$14,427
Direct operating costs	(15,676)	(13,470)	(10,510)
General and administrative expenses	(405)	(413)	(433)
Interest expense	(3,387)	(2,501)	(1,855)
Share of earnings from investments in associates and joint ventures	439	459	12
Other (expense) income	(31)	141	121
Mark-to-market	(26)	(118)	173
Income tax expense	(270)	(581)	(560)
Net income	1,683	1,448	1,375
Net income attributable to our partnership(1)	391	432	407
Net income per limited partnership unit(2)	$0.04	$0.14	$0.14

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
(2)Net income per limited partnership unit has been adjusted to reflect the impact of the special distribution and unit split.
2024 vs. 2023
For the year ended December 31, 2024, we reported net income of $1,683 million, of which $391 million ($0.04 per unit) was attributable to our partnership. This compares to net income of $1,448 million for the year ended December 31, 2023, of which $432 million ($0.14 per unit) was attributable to our partnership. Current year results benefited from a full year of contributions associated with acquisitions, organic growth across our base business and the bargain purchase gain on the acquisition of a North American retail colocation data center business in the current period.
Revenues for the year ended December 31, 2024 were $21,039 million, which represents an increase of $3,108 million compared to the year ended December 31, 2023. Revenues from our data segment increased by $1,488 million, primarily due to the acquisition of a North American retail colocation data center business, a tuck-in acquisition at our Indian telecom tower portfolio and a full year contribution from the acquisition of a European hyperscale data center platform in the prior year. Revenues from our transport segment increased by $1,058 million due to a full year contribution from the acquisition of a global intermodal logistics operation in the prior year and higher average tariffs during the year. Revenues from our utilities segment increased by $400 million primarily due to inflation indexation and capital commissioned into rate base across the segment. Revenues from our midstream segment contributed additional revenues of $206 million predominantly as a result of strong performance at our Canadian diversified midstream and North American gas storage operations. Overall, these increases were partially offset by foreign exchange impacts of $44 million across our segments, as the average rates across most of the currencies depreciated against the U.S. dollar relative to 2023.
112 Brookfield Infrastructure

Direct operating costs for the year ended December 31, 2024 were $15,676 million, which represents an increase of $2,206 million compared to the year ended December 31, 2023. The current period includes $1,208 million of incremental costs (including depreciation) attributable to recent acquisitions and $974 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange increased our U.S. dollar costs by $24 million.
General and administrative expenses totaled $405 million for the year ended December 31, 2024, a decrease of $8 million compared to the same period in 2023. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The decrease from the prior year is due to a decrease in the average market value of our securities during the year.
Interest expense for the year ended December 31, 2024 was $3,387 million, an increase of $886 million compared to the same period in 2023. Interest expense increased by $441 million related to recent acquisitions and $490 million related to incremental financings added to existing investments and organic growth projects. The impact of foreign exchange and dispositions reduced interest expense by $45 million.
Our partnership’s share of earnings from investments in associates and joint ventures was $439 million for the year ended December 31, 2024, representing a decrease of $20 million relative to the same period in 2023. The decrease was principally driven by gains recognized in the prior year from the sale of a New Zealand data distribution business and our U.S. gas storage portfolio, partially offset by revaluation of investment properties, mark-to-market on hedging derivatives as well as organic growth across our investments in the current period.
Other expense was $31 million for the year ended December 31, 2024, compared to income of $141 million during the year ended December 31, 2023. Other income in the current period benefited from a bargain purchase gain recognized on the acquisition of a North American retail colocation data center business and revaluations of investment properties at our European hyperscale data center platform, which were more than offset by accretion expenses related to other long-term liabilities and transaction costs. Prior period results included gains on the dispositions of our Indian toll roads business and a freehold landlord port in Victoria, Australia, as well as a partial disposition of our interest in a U.S. gas pipeline, partially offset by accretion expenses related to other long-term liabilities.
Mark-to-market losses for the year ended December 31, 2024 were $26 million compared to gains of $118 million for the year ended December 31, 2023. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The loss in the current year mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar throughout the year.
Income tax expense for the year ended December 31, 2024 was $270 million compared to $581 million from the prior year. The decrease in income tax expense was principally a result of increased deferred tax recoveries reported by our business this year.
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
Brookfield Infrastructure 113

Revenues for the year ended December 31, 2023 were $17,931 million, which represents an increase of $3,504 million compared to the year ended December 31, 2022. Our utilities segment generated additional revenue of $2,670 million primarily due to contributions from our recently acquired North American and European residential decarbonization infrastructure business, benefits of inflation indexation and additions to the rate base. Prior year results included revenues from five additional electricity transmission lines in Brazil that were divested during the fourth quarter of 2022. Revenues from our transport segment increased by $399 million due to a partial year contribution from the acquisition of a global intermodal logistics operation, higher tariffs, partially offset by the disposition of our Indian toll road operation in June 2023. Revenues from our data segment increased by $336 million, primarily as a result of our acquisition of a European hyperscale data center platform in August 2023 and organic growth at our Indian telecom towers operation. Our midstream segment contributed additional revenues of $297 million predominantly as a result of strong performance at our Canadian diversified midstream and North American gas storage operations. Overall, these increases were partially offset by foreign exchange impact of $198 million across our segments, as the average rates most of the currencies in which we operate depreciated against the U.S. dollar relative to 2022.
Direct operating costs for the year ended December 31, 2023 were $13,470 million, which represents an increase of $2,960 million compared to the year ended December 31, 2022. The year ended December 31, 2023 included $2,564 million of incremental costs (including depreciation) attributable to recent acquisitions and $609 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $213 million.
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
Other income was $141 million for the year ended December 31, 2023, compared to $121 million during the year ended December 31, 2022. Other income in the year ended December 31, 2023 was primarily due to gains on the dispositions of our Indian toll roads business, a freehold landlord port in Victoria, Australia, an Australian regulated utility business, as well as a partial disposition of our interest in a U.S. gas pipeline. These gains were partially offset by accretion expenses and transaction costs related to acquisitions.
Mark-to-market losses for the year ended December 31, 2023 were $118 million compared to gains of $173 million for the year ended December 31, 2022. Amounts in both the year ended December 31, 2023 and December 31, 2022 consisted primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The loss in the year ended December 31, 2023 mainly resulted from the period end appreciation of several of the currencies we hedge relative to the U.S. dollar.
114 Brookfield Infrastructure

Income tax expense for the year ended December 31, 2023 was $581 million compared to $560 million from the prior year. The increase in income tax expense was principally a result of higher taxable income reported by our business this year.
The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2024 and December 31, 2023:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2024	December 31, 2023
Cash and cash equivalents	$2,071	$1,857
Property, plant and equipment	50,847	48,546
Intangible assets	14,521	15,845
Total assets	104,590	100,784
Corporate borrowings	4,542	4,911
Non-recourse borrowings	46,552	40,904
Total liabilities(1)	74,737	66,768
Limited partners’ capital	4,704	5,321
General partner’s capital	27	28
Non-controlling interest—Redeemable Partnership Units	1,926	2,190
Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares	1,355	1,533
Non-controlling interest—Exchangeable units(2)	62	72
Non-controlling interest—perpetual subordinated notes	293	293
Non-controlling interest—in operating subsidiaries	20,568	23,661
Preferred unitholders	918	918
Partnership’s capital attributable to the partnership(3)	8,074	9,144
Total partnership’s capital	29,853	34,016

(1)$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units.
(3)Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Total assets were $104.6 billion at December 31, 2024, compared to $100.8 billion at December 31, 2023. Total assets increased by $14.3 billion due to the acquisition of a North American retail colocation data center business, a tuck-in acquisition at our Indian telecom tower operations, increased investment in capital assets and organic growth. These increases were partially offset by depreciation and amortization, dispositions and foreign exchange impacts which reduced total assets by $3.6 billion, $0.5 billion and $5.0 billion respectively. The deconsolidation of our Peruvian toll road operation further decreased total assets by $1.3 billion, refer to Note 34, Related Party Transactions, for further details.
During the year ended December 31, 2024, property, plant and equipment increased from $48.5 billion to $50.8 billion due to recently completed acquisitions of $4.1 billion, net capital additions of $3.1 billion, and revaluation gains of $1.4 billion, partially offset by depreciation expense of $2.8 billion, foreign exchange of $1.7 billion and reclassification of assets as held for sale of $1.8 billion. Intangible assets decreased from $15.8 billion to $14.5 billion primarily due to the deconsolidation of our Peruvian toll road operations, amortization expense of $0.8 billion and foreign exchange losses of $1.2 billion, partially offset by acquisitions of $1.6 billion and additions of $0.1 billion.
Brookfield Infrastructure 115

Corporate borrowings decreased to $4.5 billion at December 31, 2024, compared to $4.9 billion at December 31, 2023. The decrease is due to the issuance $458 million of subordinate notes and net draws on our corporate credit facility of $78 million being more than offset by the repayment of $531 million of medium term notes, net repayments of $139 million on our commercial paper program and the impact of foreign exchange.
Non-recourse borrowings increased by $5.6 billion from December 31, 2023. Acquisitions completed in 2024 and incremental borrowings increased non-recourse borrowings by $9.8 billion, which were partially offset by non-recourse borrowings classified as held for sale of $1.2 billion and the impacts of foreign exchange.
Our partnership capital of $8.1 billion as at December 31, 2024 decreased by $1.0 billion from the prior year, as income generated from operations, unit issuances and gains on asset revaluations were offset by impacts of foreign exchange and distributions paid to our unitholders.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results are impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2024	2023	2022	2024 vs 2023	2023 vs 2022	2024	2023	2022	2024 vs 2023	2023 vs 2022
Canadian dollar	0.6953	0.7547	0.7382	(8)%	2%	0.7301	0.7411	0.7688	(1)%	(4)%
Brazilian real	0.1615	0.2066	0.1917	(22)%	8%	0.1855	0.2002	0.1936	(7)%	3%
British pound	1.2516	1.2731	1.2083	(2)%	5%	1.2781	1.2439	1.2366	3%	1%
Australian dollar	0.6188	0.6812	0.6813	(9)%	—%	0.6597	0.6644	0.6947	(1)%	(4)%
Indian rupee	0.0117	0.0120	0.0121	(3)%	(1)%	0.0120	0.0121	0.0127	(1)%	(5)%
Euro	1.0353	1.1039	1.0705	(6)%	3%	1.0820	1.0816	1.0533	—%	3%
As at December 31, 2024, our consolidated partnership capital of $29.9 billion was invested in the following currencies: United States dollars - 32%, Canadian dollars - 23%, British pounds - 18%, Euro - 13%, Australian dollars - 7%, Brazilian reais - 2%, Indian rupees - 3%, and other currencies - 2%. As a result of our currency hedging program, 76% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at the end of 2024 were lower than December 31, 2023 for our most significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
116 Brookfield Infrastructure

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Canadian dollar	$(451)	$150	$(589)
British pound	(121)	279	(344)
Indian rupee	(25)	(32)	(345)
Australian dollar	(212)	15	(178)
Brazilian real	(181)	121	167
Euro	(250)	(14)	(30)
Other	(176)	276	(46)
	(1,416)	795	(1,365)
Currency hedges(1)	389	(495)	473
	$(1,027)	$300	$(892)
Attributable to:
Unitholders	$(392)	$119	$(155)
Non-controlling interests	(635)	181	(737)
	$(1,027)	$300	$(892)

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the year ended December 31, 2024 was a decrease to partnership capital of $1,027 million.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian, Canadian and Indian currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2024, the average foreign exchange rate of the major currencies we operate in weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.

Brookfield Infrastructure 117

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
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Funds from Operations (FFO)	$760	$879	$739
Maintenance capital expenditures	(84)	(88)	(54)
Adjusted Funds from Operations (AFFO)	$676	$791	$685

Adjusted EBITDA(1)	$1,252	$1,327	$1,101
Rate Base(2)	6,699	7,117	6,804
Return on rate base(3),(4)	12%	12%	13%

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
118 Brookfield Infrastructure

The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2024	2023	2022	2024	2023	2022
Commercial & Residential Distribution	$705	$696	$500	$498	$511	$396
Regulated Transmission	547	631	601	262	368	343
Total	$1,252	$1,327	$1,101	$760	$879	$739

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Rate base, start of period(1)	$7,117	$6,804	$5,818
Capital expenditures commissioned	468	487	471
Inflation and other indexation	57	362	368
Acquisitions (asset sales)	78	(614)	648
Regulatory depreciation	(173)	(167)	(160)
Foreign exchange and other	(848)	245	(341)
Rate base, end of period	$6,699	$7,117	$6,804

(1)Rate base excludes our North American and European residential warranty businesses.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next two to three years, as well as capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Capital backlog, start of period	$562	$646	$532
Additional capital project mandates	485	569	604
Less: capital expenditures	(487)	(542)	(522)
Impact of (asset sales) acquisitions	—	(127)	75
Foreign exchange and other	(18)	16	(43)
Capital backlog, end of period	542	562	646
Construction work in progress	477	469	443
Total capital to be commissioned	$1,019	$1,031	$1,089
2024 vs. 2023
Results for our utilities segment benefited from strong organic growth due to the continued benefit of inflation indexation and the contribution associated with over $450 million of capital commissioned into the rate base over the last 12 months. Results were impacted by the depreciation of the Brazilian real and from lower rates on foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs associated with funding growth projects and upfinancings completed at two regulated transmission businesses. Prior year results included earnings from an Australian regulated utility divested in Q3 2023.
For the year ended December 31, 2024, our commercial and residential distribution operations generated Adjusted EBITDA of $705 million and FFO of $498 million, compared to $696 million and $511 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base at our U.K. regulated distribution business, and capital commissioned into rate base over the
Brookfield Infrastructure 119

last 12 months. Results were impacted by lower rates on our foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs to fund ongoing capital projects.
For the year ended December 31, 2024, our regulated transmission operations generated Adjusted EBITDA of $547 million and FFO of $262 million, compared to $631 million and $368 million, respectively, in 2023. Adjusted EBITDA and FFO decreased from the prior year due to the sale of an Australian regulated utility in Q3 2023. The base business benefited from higher tariffs and the commissioning of our largest concession at our Brazilian electricity transmission operation. Results were impacted by the depreciation of the Brazilian real. FFO was further impacted by higher borrowing costs from upfinancings completed at our regulated pipelines in Brazil and Mexico.
As of December 31, 2024, our rate base was $6.7 billion. Rate base decreased compared to December 31, 2023 as new connections at our U.K. regulated distribution business and our residential infrastructure platform were offset by the impact of foreign exchange, most notably the Brazilian real. Rate base partially benefited from the acquisition of our construction partner's 50% ownership of 842 km operational electricity transmission lines at our Brazilian electricity transmission operation.
As of December 31, 2024, total capital to be commissioned into rate base was $1.0 billion which was consistent compared to $1.0 billion as of December 31, 2023. Capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. New connection mandates awarded were offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $700 million).

2023 vs. 2022
Results for our utilities segment benefited from elevated levels of inflation indexation, and the contribution associated with approximately $500 million of capital commissioned into our rate base over the last 12 months. 2023 results included earnings from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe that occurred in the first quarter of 2023. 2022 results included earnings from five additional electricity transmission lines in Brazil that were divested in Q4 2022 and a full year contribution from an Australian regulated utility divested in Q3 2023.
For the year ended December 31, 2023, our commercial and residential distribution operations generated Adjusted EBITDA of $696 million and FFO of $511 million, compared to $500 million and $396 million, respectively, in 2022. Adjusted EBITDA benefited from continued elevated levels of inflation indexation, higher connections revenue at our U.K. regulated distribution business and capital commissioned into rate base over those last 12 months. FFO benefited from the aforementioned items partially offset by higher borrowings to fund ongoing capital projects. 2023 results benefited from the acquisition of HomeServe, a residential decarbonization infrastructure business in North America and Europe.
For the year ended December 31, 2023, our regulated transmission operations generated Adjusted EBITDA of $631 million and FFO of $368 million, compared to $601 million and $343 million, respectively, in 2022. Results benefited from elevated tariff increases, ongoing expansion of our Brazilian electricity transmission network and the appreciation of the Brazilian real. FFO was impacted by higher interest rates and additional borrowings at our Brazilian investments. 2022 results included a contribution from five additional electricity transmission lines in Brazil that were divested in Q4 2022 and a full year contribution from an Australian regulated utility divested in Q3 2023.
120 Brookfield Infrastructure

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
Recent Developments
During the third quarter of 2024, we agreed on terms to sell our Mexican regulated natural gas transmission businesses for net proceeds of approximately $500 million ($125 million net to BIP). One of the transactions closed in January 2025, and the second sale is expected to close in the first quarter of 2025, subject to satisfying customary closing conditions.
Brookfield Infrastructure 121

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Funds from Operations (FFO)	$1,224	$888	$794
Maintenance capital expenditures	(328)	(179)	(175)
Adjusted Funds from Operations (AFFO)	$896	$709	$619

Adjusted EBITDA(1)	$1,646	$1,235	$1,082
Adjusted EBITDA margin(2)	66%	60%	58%
Growth capital expenditures	$337	$276	$263

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2024	2023	2022	2024	2023	2022
Diversified Terminals	$885	$555	$484	$653	$382	$335
Rail	500	411	365	388	317	285
Toll Roads	261	269	233	183	189	174
Total	$1,646	$1,235	$1,082	$1,224	$888	$794

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Capital backlog, start of period	$714	$603	$533
Additional capital project mandates	151	353	368
Impact of acquisitions	9	—	—
Less: capital expenditures	(337)	(276)	(263)
Foreign exchange and other	(76)	34	(35)
Capital backlog, end of period	461	714	603
Construction work in progress	193	445	314
Total capital to be commissioned	$654	$1,159	$917
122 Brookfield Infrastructure

2024 vs. 2023
Results benefited from higher volumes across the segment and average rate increases of 7% across our rail networks and 6% across our toll road portfolio. Current year results reflect full year contribution from the acquisition of Triton, a global intermodal logistics operation, in Q3 2023, and the contribution from an additional 10% interest in our Brazilian rail network.
For the year ended December 31, 2024, our diversified terminals reported Adjusted EBITDA of $885 million and FFO of $653 million, compared to $555 million and $382 million, respectively, during the same period in 2023. Adjusted EBITDA and FFO benefited from inflationary increases and higher volumes over the prior year. Current year results reflect full year contribution from the acquisition of our global intermodal logistics operation in Q3 2023.
For the year ended December 31, 2024, our rail business generated Adjusted EBITDA of $500 million and FFO of $388 million, compared to $411 million and $317 million, respectively, during the same period in 2023. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 7%. Current year results also reflect contribution from an additional 10% interest in our Brazilian rail network.
For the year ended December 31, 2024, our toll roads contributed Adjusted EBITDA of $261 million and FFO of $183 million, compared to $269 million and $189 million, respectively, during the same period in 2023. Adjusted EBITDA and FFO benefited from inflationary tariff increases of 6% and an 8% increase in traffic volumes across our portfolio. Results were impacted by the depreciation of the Brazilian real. Prior year results included contribution from our Indian toll road operation, which was divested in Q2 2023.
As of December 31, 2024, total capital to be commissioned was $0.7 billion compared to $1.2 billion as of December 31, 2023. Total capital to be commissioned decreased as additional project mandates were offset by projects commissioned during the period, including one of the largest road infrastructure projects at our Brazilian toll road business, and the impact of foreign exchange. Capital to be commissioned included approximately $195 million to increase capacity of our terminals by deepening the berths and expanding, enhancing and modernizing our existing infrastructure, approximately $330 million to upgrade and expand our network to capture volume growth from incremental activity in the sectors we serve, and approximately $130 million to expand the capacity of our roads by increasing and widening lanes on certain routes to support traffic growth.
2023 vs. 2022
Results benefited from strong operational performance driven by inflationary tariff increases and higher volumes. The strong operational performance was partially offset from the normalization of commodity prices at our U.S. export terminal, and higher borrowing costs from funding capital projects across the segment. 2023 results reflected a partial contribution from the acquisition of Triton, a global intermodal logistics operation, which occurred on September 28, 2023. 2022 results included a contribution from the North America container terminal divested in Q2 2022 and an Indian toll road portfolio divested in Q2 2023.
For the year ended December 31, 2023, our diversified terminals reported Adjusted EBITDA of $555 million and FFO of $382 million, compared to $484 million and $335 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from inflationary increases and a 1% increase in volumes over 2022, which were partially offset by the normalization of commodity prices at our U.S. LNG export terminal. 2023 results reflected a partial contribution from the acquisition of a global intermodal logistics operation in Q3 2023, partially offset by the lost contribution from the North America container terminal divested in Q2 2022.
Brookfield Infrastructure 123

For the year ended December 31, 2023, our rail business generated Adjusted EBITDA of $411 million and FFO of $317 million, compared to $365 million and $285 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from an average tariff increase of 8% and a 2% increase in volumes across our rail networks.
For the year ended December 31, 2023, our toll roads contributed Adjusted EBITDA of $269 million and FFO of $189 million, compared to $233 million and $174 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO benefited from a 9% average increase in tariffs and a 4% increase in traffic volumes across our global portfolio. 2022 results included a contribution from our Indian toll road operation, which was divested in Q2 2023.
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

124 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Funds from Operations (FFO)	$625	$684	$743
Maintenance capital expenditures	(162)	(152)	(118)
Adjusted Funds from Operations (AFFO)	$463	$532	$625

Adjusted EBITDA(1)	$974	$995	$937
Adjusted EBITDA margin(2)	58%	57%	56%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Capital backlog, start of period	$270	$217	$245
Additional capital project mandates	126	174	330
Less: capital expenditures	(155)	(104)	(358)
Impact of (asset sales) acquisitions	—	(23)	—
Foreign exchange and other	(11)	6	—
Capital backlog, end of period	230	270	217
Construction work in progress	142	74	28
Total capital to be commissioned	$372	$344	$245
2024 vs. 2023
For the year ended December 31, 2024, our midstream operations generated Adjusted EBITDA of $974 million and FFO of $625 million, compared to $995 million and $684 million, respectively, during the same period in 2023. Adjusted EBITDA and FFO benefited from higher contracted and market sensitive revenues across our midstream operations, offset by the impact of lower rates on our foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs from upfinancings completed at our U.S. gas pipeline and our North American gas storage operation. Prior year results included contribution from our U.S. gas pipeline which was partially divested in Q2 2023.
As of December 31, 2024, total capital to be commissioned was $372 million compared to $344 million as of December 31, 2023. Total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our midstream operations.
Brookfield Infrastructure 125

2023 vs. 2022
For the year ended December 31, 2023, our midstream operations generated Adjusted EBITDA of $995 million and FFO of $684 million, compared to $937 million and $743 million, respectively, during the same period in 2022. Adjusted EBITDA and FFO at our midstream operations benefited from increased utilization, higher contracted cash flows and an initial contribution from the Heartland Petrochemical Facility (HPC), partially offset by the normalization of market sensitive revenues. FFO was impacted from higher borrowing costs from refinancing and lower interest capitalization following the commissioning of HPC. 2022 results included a full year contribution from our U.S. gas pipeline, which was partially divested in Q2 2023.
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
Recent Developments
In March 2025, Brookfield Infrastructure signed an agreement to sell our remaining 25% interest in our U.S. gas pipeline to one of the business’s existing owners. This transaction, when combined with the financing completed in advance of the sale, will have generated total proceeds of over $900 million in the last 18 months.

126 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Funds from Operations (FFO)	$333	$275	$239
Maintenance capital expenditures	(32)	(31)	(39)
Adjusted Funds from Operations (AFFO)	$301	$244	$200

Adjusted EBITDA(1)	$597	$447	$345
Adjusted EBITDA margin(2)	66%	67%	59%
Growth capital expenditures	$1,187	$824	$470

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2024	2023	2022	2024	2023	2022
Data Transmission and Distribution	$382	$387	$303	$237	$242	$215
Data Storage	215	60	42	96	33	24
Total	$597	$447	$345	$333	$275	$239

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Capital backlog, start of period	$4,104	$3,756	$394
Impact of (asset sales) acquisitions	(4)	444	3,634
Additional capital project mandates	1,031	438	234
Less: capital expenditures	(1,187)	(824)	(470)
Foreign exchange and other(1)	(56)	290	(36)
Capital backlog, end of period	3,888	4,104	3,756
Construction work in progress	1,829	1,000	339
Total capital to be commissioned	$5,717	$5,104	$4,095
(1)    2023 includes approximately $275 million from an increase in our partnership with Intel.
Brookfield Infrastructure 127

2024 vs. 2023
Results for our data segment benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data storage platform. Current year results reflect contributions from our acquisitions of a portfolio of 76,000 telecom tower sites in India in Q3 2024, a North American retail colocation data center business in Q1 2024 and hyperscale data center platforms in Europe and the United States in Q3 2023 and Q4 2023, respectively. Prior year results reflect contribution from a New Zealand integrated data distribution business, which we sold in Q2 2023.
For the year ended December 31, 2024, our data transmission and distribution business generated Adjusted EBITDA of $382 million and FFO of $237 million, compared to $387 million and $242 million, respectively, during the same period in 2023. Results benefited from additional points-of-presence across our portfolio, offset by lower rates on foreign exchange hedge contracts. Current year results reflect earnings from the tuck-in acquisition of 76,000 telecom tower sites in India, partially offset by the lost contribution from our New Zealand data distribution business divested in Q2 2023.
For the year ended December 31, 2024, our data storage business contributed Adjusted EBITDA of $215 million and FFO of $96 million compared to $60 million and $33 million, respectively, during the same period in 2023. Results benefited from the acquisition of a North American retail colocation data center business in Q1 2024, and the acquisitions of hyperscale data center platforms in Europe and the United States in Q3 and Q4 2023, respectively.
As of December 31, 2024, total capital to be commissioned was $5.7 billion compared to $5.1 billion as of December 31, 2023. Total capital to be commissioned includes approximately $4.2 billion at our data transmission and distribution businesses and approximately $1.5 billion at our data storage operations. Total capital to be commissioned includes $3.9 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned relates to the build-out of additional sites and tenancies at our telecom tower operations, additional connections across our global fiber operations, and increasing the capacity of our data storage network. Capital to be commissioned increased compared to December 31, 2023 from the construction of new facilities across our global data center portfolio.
2023 vs. 2022
Results for our data segment benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data storage platform. 2023 results reflected a contribution from the acquisition of our European telecom tower operation in Q1 2023 and the acquisitions of hyperscale data center platforms in Europe and the United States in Q3 2023 and Q4 2023, respectively. 2022 results include a full year contribution from our New Zealand integrated data distribution business divested in Q2 2023.
For the year ended December 31, 2023, our data transmission and distribution business generated Adjusted EBITDA of $387 million and FFO of $242 million, compared to $303 million and $215 million, respectively, during the same period in 2022. Results benefited from the contribution of additional towers across our Indian and European telecom portfolio. FFO was impacted by higher borrowing costs to fund growth projects and completed upfinancings. 2023 results reflect earnings from the acquisition of our European telecom tower operation in Q1 2023, partially offset by the lost contribution from our New Zealand data distribution business divested in Q2 2023.
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
128 Brookfield Infrastructure

2023 results reflected a partial contribution from the acquisitions of hyperscale data center platforms in Europe and the United States in the second half of the year.
As of December 31, 2023, total capital to be commissioned was $5.1 billion compared to $4.1 billion as of December 31, 2022. Total capital to be commissioned includes approximately $4.3 billion at our data transmission and distribution businesses and approximately $800 million at our data storage operations. Total capital to be commissioned includes $3.9 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned relates to the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations, and increasing the capacity of our data storage network. Capital to be commissioned increased compared to December 31, 2022 from the acquisition of hyperscale data center platforms in Europe and the U.S. and from the construction of new facilities across our global data center portfolio.
Recent Developments
On December 31, 2024, at our North American hyperscale data center platform, we secured the sale of a non-core site to a technology company for approximately $1 billion. Proceeds after debt repayment and transaction costs are expected to be approximately $400 million ($60 million net to BIP), with closing expected later in 2025.
In March 2025, our European hyperscale data center platform completed the first step in our stabilized data center monetization strategy, signing an agreement to sell a 30% interest in a portfolio of de-risked and operating sites in Europe to a financial sponsor for approximately $460 million in proceeds ($90 million net to BIP).
Brookfield Infrastructure 129

The following table presents the components of our corporate segment, at our partnership’s share:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Adjusted EBITDA(1)	(405)	(413)	(433)
Funds from Operations (FFO)	(474)	(438)	(428)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2024 vs. 2023
For the year ended December 31, 2024, Adjusted EBITDA and FFO for our Corporate segment were losses of $405 million and $474 million, respectively, versus $413 million and $438 million, respectively, in 2023.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
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
130 Brookfield Infrastructure

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
Brookfield Infrastructure 131

For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Measures	2024	2023	2022
Net income attributable to the partnership(1)	$391	$432	$407
Net income per unit(2)	0.04	0.14	0.14
Funds from Operations (FFO)(3)	2,468	2,288	2,087
Per unit FFO(4)	3.12	2.95	2.71
Adjusted Funds from Operations (AFFO)(3)	1,862	1,838	1,701
Return on invested capital(5)	13%	14%	13%
Adjusted EBITDA(3)	4,064	3,591	3,032
Distributions per unit(6)	1.62	1.53	1.44
FFO payout ratio(7)	67%	66%	68%
AFFO payout ratio(8)	88%	82%	83%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2024 were 461.6 million (2023: 459.4 million, 2022: 458.1 million).
(3)Refer to the “Performance Measures Used by Management” section of this MD&A for a definition of FFO, AFFO and Adjusted EBITDA, and the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
(4)Average units outstanding during the year ended December 31, 2024, were 792.1 million units outstanding (2023: 776.9 million, 2022: 771.2 million).
(5)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by average Invested Capital. The return of capital estimate for the year ended December 31, 2024 was $121 million (2023: $118 million, 2022: $137 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(6)Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units, BIPC exchangeable shares and class A.2 exchangeable shares outstanding as of the record date. During the year ended December 31, 2024, the partnership paid quarterly distributions of $0.41 per unit.
(7)FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(8)AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

For the year ended December 31, 2024, FFO totaled $2.5 billion ($3.12 per unit) compared to $2.3 billion ($2.95 per unit) in 2023 and $2.1 billion ($2.71 per unit) in 2022. FFO of $2.5 billion for the year ended December 31, 2024 represents an increase of 8% over 2023 on a total basis, and 6% on a per unit basis. Organic growth was 7%, capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last twelve months. Results also benefited from a net positive contribution from our asset rotation program, which was partially offset by timing of asset sales. Results were partially offset by higher borrowing costs and the impact of foreign exchange. Distributions paid in 2024 of $1.62 per unit represent an increase of 6% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 67%, within our long-term target range of 60-70%.
132 Brookfield Infrastructure

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
Brookfield Infrastructure 133

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
134 Brookfield Infrastructure

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Net income	$1,683	$1,448	$1,375
Add back or deduct the following:
Depreciation and amortization	3,644	2,739	2,158
Share of earnings from investments in associates and joint ventures(1)	(439)	(459)	(12)
FFO contribution from investments in associates and joint ventures(1)	941	923	886
Deferred tax (recovery) expense	(324)	5	86
Mark-to-market losses (gains)	26	118	(173)
Other expense(2)	387	183	115
FFO attributable to non-controlling interests(3)	(3,450)	(2,669)	(2,348)
FFO	2,468	2,288	2,087
Maintenance capital expenditures	(606)	(450)	(386)
AFFO	1,862	1,838	1,701

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
(2)Other expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
Brookfield Infrastructure 135

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
For the year ended December 31, 2024, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, FFO contribution from investments in associates and joint ventures. Depreciation and amortization increased from the year ended December 31, 2023 due to recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contributions from investments in associates and joint ventures increased from the prior year primarily as a result of our recently completed acquisitions, partially offset by the impact of dispositions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $606 million (2023: $450 million, 2022: $386 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Net income	$1,683	$1,448	$1,375
Add back or deduct the following:
Depreciation and amortization	3,644	2,739	2,158
Interest expense	3,387	2,501	1,855
Share of earnings from investments in associates and joint ventures(1)	(439)	(459)	(12)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	1,393	1,342	1,229
Income tax expense	270	581	560
Mark-to-market losses (gains)	26	118	(173)
Other income	31	(141)	(121)
Adjusted EBITDA attributable to non-controlling interests(2)	(5,931)	(4,538)	(3,839)
Adjusted EBITDA	$4,064	$3,591	$3,032

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
136 Brookfield Infrastructure

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
For the year ended December 31, 2024, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from the year ended December 31, 2023 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2024. Interest expense increased due to recent acquisitions, incremental financings added to existing investments and organic growth projects. Adjusted EBITDA contributions from investments in associates and joint ventures increased from the prior year as a result of the acquisition of a European telecom tower portfolio this year and a full year of contributions from our Australian smart meters and data distribution businesses, partially offset by the impact of dispositions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
	2024	2023	2022
Net income per limited partnership unit(1)	$0.04	$0.14	$0.14
Add back or deduct the following:
Depreciation and amortization	2.12	1.84	1.66
Deferred taxes and other items(2)	0.96	0.97	0.91
Per unit FFO(3)	$3.12	$2.95	$2.71

(1)During the year ended December 31, 2024, on average there were 461.6 million limited partnership units outstanding (2023: 459.4 million, 2022: 458.1 million).
(2)Refer to the reconciliation of net income attributable to the partnership to FFO above for a description of balances included within other.
(3)Average units outstanding during the year ended December 31, 2024, were 792.1 million (2023: 776.9 million, 2022: 771.2 million).
Brookfield Infrastructure 137

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Partnership Capital	$29,853	$34,016	$25,554
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,568)	(23,661)	(15,320)
Deficit	5,674	4,419	3,422
Accumulated other comprehensive income	(1,335)	(1,161)	(817)
Ownership changes	(653)	(581)	(558)
Invested Capital	$12,971	$13,032	$12,281
Invested capital has decreased as a result of capital market activity throughout 2024, including the redemption of the BIP Investment Corporation preferred shares. Refer to “Partnership Capital” below in this MD&A for further details.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Opening balance	$13,032	$12,281	$12,195
Net redemption of preferred units	(72)	—	(220)
Issuance of Perpetual subordinated notes	—	—	293
Issuance of limited partnership units, net of redemptions	11	—	13
Issuance of BIPC exchangeable shares	—	751	—
Ending balance	$12,971	$13,032	$12,281
Weighted Average Invested Capital(1)	$13,032	$12,478	$12,270
(1)     For the purposes of calculating Weighted Average Invested Capital for the year ended December 31, 2022, redemption of preferred units and issuance of perpetual subordinated notes of $220 million and $293 million, respectively, were assumed to have been completed concurrently in January of 2022.
Our partnership has met its investment return objectives with return on Invested Capital of 13% for the year ended December 31, 2024 (2023: 14%, 2022: 13%).
138 Brookfield Infrastructure

OTHER RELEVANT MEASURES
Enterprise Value
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares and class A.2 exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents enterprise value as of 2024, 2023 and 2022:

	As of December 31,
	2024			2023	2022
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
Shares/units outstanding	136.8	655.5	792.3	792.0	771.4
Price(3)	$40.01	$31.79	$—	$—	$—
Market capitalization	$5,473	$20,838	$26,311	25,458	24,821
Preferred units and preferred shares(4)	—	1,211	1,211	1,283	1,283
Net debt(5)	5,204	23,638	28,842	26,680	19,188
Enterprise value	$10,677	$45,687	$56,364	$53,421	$45,292

(1)Includes BIPC exchangeable shares, class A.2 exchangeable shares and BIPC Exchangeable LP Units.
(2)Includes limited partner, general partner and Redeemable Partnership Units, as well as Exchange LP Units.
(3)Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
(4)Includes $918 million of preferred units and $293 million of Perpetual Subordinated Notes. Prior years included $72 million of preferred shares which were redeemed in the current period.
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

Brookfield Infrastructure 139

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$634	$905	$193	$539	$(588)	$1,683

Add back or deduct the following:
Depreciation and amortization	860	1,087	816	881	—	3,644
Interest expense	1,000	600	634	879	274	3,387
Share of earnings from investments in associates and joint ventures(1)	(19)	(226)	(61)	(114)	(19)	(439)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	128	813	160	292	—	1,393
Income tax expense (recovery)	394	(30)	(33)	(93)	32	270
Mark-to-market losses (gains)	8	(19)	26	85	(74)	26
Other expenses (income)	140	309	100	(488)	(30)	31
Adjusted EBITDA attributable to non-controlling interests(2)	(1,893)	(1,793)	(861)	(1,384)	—	(5,931)
Adjusted EBITDA	$1,252	$1,646	$974	$597	$(405)	$4,064

FOR THE YEAR ENDED DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$970	$846	$284	$63	$(715)	$1,448

Add back or deduct the following:
Depreciation and amortization	824	686	748	481	—	2,739
Interest expense	830	392	547	515	217	2,501
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(186)	(105)	(220)	58	(459)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	167	698	209	268	—	1,342
Income tax expense (recovery)	433	87	(38)	44	55	581
Mark-to-market losses (gains)	51	(5)	(50)	73	49	118
Other expenses (income)	130	(260)	60	6	(77)	(141)
Adjusted EBITDA attributable to non-controlling interests(2)	(2,072)	(1,023)	(660)	(783)	—	(4,538)
Adjusted EBITDA	$1,327	$1,235	$995	$447	$(413)	$3,591
140 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$1,133	$118	$528	$(43)	$(361)	$1,375

Add back or deduct the following:
Depreciation and amortization	535	564	615	444	—	2,158
Interest expense	653	306	306	441	149	1,855
Share of (earnings) losses from investments in associates and joint ventures(1)	(28)	85	(97)	(28)	56	(12)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	138	675	242	174	—	1,229
Income tax expense	357	28	48	72	55	560
Mark-to-market (gains) losses	(16)	(54)	(28)	106	(181)	(173)
Other (income) expenses	(29)	179	32	(152)	(151)	(121)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,642)	(819)	(709)	(669)	—	(3,839)
Adjusted EBITDA	$1,101	$1,082	$937	$345	$(433)	$3,032

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
Brookfield Infrastructure 141

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO in the form of distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2024 and 2023.
Our group-wide liquidity at December 31, 2024 consisted of the following:

	As of
US$ MILLIONS	December 31, 2024	December 31, 2023
Corporate cash and financial assets	$276	$812
Committed corporate credit facility(1)	2,225	2,175
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility(1)	(300)	(222)
Commitments under corporate credit facility	(10)	(8)
Commercial paper(1)	(850)	(989)
Partnership’s share of cash retained in businesses	1,525	984
Partnership’s share of availability under subsidiary credit facilities	1,617	1,459
Group-wide liquidity	$5,483	$5,211

(1)Includes a $2.2 billion committed corporate credit facility (2023: $2.2 billion). As of December 31, 2024, draws on our corporate credit facility were $300 million (2023: $222 million) and we had commercial paper outstanding of $850 million (2023: $989 million).
At December 31, 2024, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $5.5 billion, an increase from $5.2 billion at December 31, 2023. At the corporate level, we ended 2024 with $2.3 billion of liquidity, a decrease of $0.4 billion compared to the prior year. The decrease was due to corporate cash and financial assets being used to fund recent acquisitions.
We finance our assets principally at the operating company level with local currency debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2024, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Corporate borrowings(1)	16	$—	$—	$313	$487	$487	$2,134	$3,421
Non-recourse borrowings	7	3,016	4,652	4,668	4,464	6,355	24,226	47,381

(1)Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs. Refer to Note 20, Borrowings, for further details.
142 Brookfield Infrastructure

Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2024	December 31, 2023
Consolidated debt	$51,094	$45,815
Add: partnership’s share of debt of investments in associates:
Utilities	608	697
Transport	3,494	3,638
Midstream	488	471
Data	4,190	2,997
Less: borrowings attributable to non-controlling interest(1)	(29,927)	(25,536)
Premium on debt and cross currency swaps	696	394
Debt attributable to the partnership	$30,643	$28,476

(1)Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.
Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnerships share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	December 31, 2024	December 31, 2023
Debt attributable to the partnership
Utilities	$5,966	$5,558
Transport	7,513	7,630
Midstream	6,076	6,137
Data	6,546	4,240
Corporate	4,542	4,911
Total debt attributable to the partnership	$30,643	$28,476
Partnership’s share of cash retained in businesses(1)
Utilities	$273	$261
Transport	390	424
Midstream	122	144
Data	740	155
Corporate(2)	276	812
Total partnership’s share of cash retained	$1,801	$1,796
Net debt
Utilities	$5,693	$5,297
Transport	7,123	7,206
Midstream	5,954	5,993
Data	5,806	4,085
Corporate	4,266	4,099
Total net debt	$28,842	$26,680

(1)The partnership’s share of cash retained in the businesses includes $1,008 million (2023: $485 million) of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $793 million (2023: $204 million) of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
(2)The partnership’s share of cash retained in corporate includes corporate financial assets.
Brookfield Infrastructure 143

As of December 31, 2024, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2025	2026	2027	2028	2029	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	16	$—	$—	$313	$487	$487	$2,134	$3,421
Total recourse borrowings	16	—	—	313	487	487	2,134	3,421
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	10	267	339	229	496	345	2,401	4,077
Regulated Transmission	7	151	117	219	108	397	897	1,889
	9	418	456	448	604	742	3,298	5,966
Transport
Diversified Terminals	6	180	411	782	323	904	2,068	4,668
Rail	5	181	213	20	271	195	930	1,810
Toll Roads	8	82	113	148	130	112	450	1,035
	6	443	737	950	724	1,211	3,448	7,513

Midstream(3)	6	140	208	969	756	599	3,404	6,076

Data
Data Transmission & Distribution	7	73	182	202	485	789	2,547	4,278
Data Storage	5	3	550	490	336	323	566	2,268
	6	76	732	692	821	1,112	3,113	6,546
Total non-recourse borrowings(2)	7	1,077	2,133	3,059	2,905	3,664	13,263	26,101
Total borrowings(4)	8	$1,077	$2,133	$3,372	$3,392	$4,151	$15,397	$29,522
Net debt		4%	7%	11%	12%	14%	52%	100%

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
(4)As of December 31, 2024, approximately 39% of our debt is floating rate. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 17% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 13% of our total borrowings, inclusive of the impact of interest rate swaps.
Debt attributable to the partnership has an average term of eight years. Our net debt to capitalization ratio, as defined by net debt divided by the sum of net debt and invested capital, as of December 31, 2024 was 69% (December 31, 2023: 67%). The weighted average proportionate interest rate for the business was 5.9% for the overall business (December 31, 2023: 5.7%). Weighed average interest rate for our utilities, transport, midstream, data and corporate segments were 6.7%, 5.8%, 5.7%, 6.2% and 5.1%, respectively (December 31, 2023: 6.2%, 5.6%, 5.8%, 5.9% and 5.0%, respectively).
144 Brookfield Infrastructure

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
Brookfield Infrastructure 145

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed, on a subordinated basis, by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation (“US Holdco”) and BIPC Holdings Inc. (“BIPC Holdings”) (collectively, together with our partnership, “Guarantor Group A” or the “Group A Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under certain series of senior or subordinated debt securities issued by Alberta Finco (including the 2021 Alberta Finco Notes (as described below)) or and Bermuda Holdco (including the Perpetual Subordinated Notes (as defined below)), as applicable. Separately, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Can Holdco, Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings Inc. (collectively, together with our partnership, “Guarantor Group B” or the “Group B Guarantors”) have guaranteed, and may in the future guarantee, the payment of principal, premium (if any), interest and certain other amounts under certain other senior or subordinated debt securities issued from time to time by Alberta Finco (including the 2024 Alberta Finco Notes (as defined below)) or and Bermuda Holdco, as applicable.
Fincos and Guarantor Group A
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantor Group A (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the year ended December 31, 2024 US$ MILLIONS	Fincos and Guarantors total	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,146	1,146	—
Net income	849	1,135	(286)

For the year ended December 31, 2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	2,275	2,275	—
Net income (loss)	1,966	2,266	(300)

(1)Total revenues of our Partnership and its controlled subsidiaries were $21,039 million and $17,931 million for the year ended December 31, 2024 and December 31, 2023, respectively.
(2)Other income includes dividend and interest income.

146 Brookfield Infrastructure

	Statement of Financial Position
As of December 31, 2024 US$ MILLIONS	Fincos and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$1,982	$1,982	$—
Total assets(1)	3,867	3,867	—
Current liabilities	8,024	7,942	82
Total liabilities	8,562	8,460	102

As of December 31, 2023
Current assets	$598	$598	$—
Total assets(1)	2,992	2,992	—
Current liabilities	6,304	6,224	80
Total liabilities	6,635	6,535	100

(1)Total assets of our partnership and its controlled subsidiaries were $104,590 million and $100,784 million as of December 31, 2024 and December 31, 2023, respectively.

Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the year ended December 31, 2024 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	947	947	—
Net income	685	929	(244)

For the year ended December 31, 2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,751	1,751	—
Net income (loss)	1,489	1,744	(255)

(1)Total revenues of our Partnership and its controlled subsidiaries were $21,039 million and $17,931 million for the twelve-month period ended December 31, 2024 and year ended December 31, 2023, respectively.
(2)Other income includes dividend and interest income.
Brookfield Infrastructure 147

	Statement of Financial Position
As of December 31, 2024 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,231	$2,231	$—
Total assets(1)	4,288	4,288	—
Current liabilities	7,866	7,794	72
Total liabilities	8,533	8,446	87

As of December 31, 2023
Current assets	$609	$609	$—
Total assets(1)	3,593	3,593	—
Current liabilities	6,524	6,455	69
Total liabilities	6,696	6,612	84

(1)Total assets of our partnership and its controlled subsidiaries were $104,590 million and $100,784 million as of December 31, 2024 and December 31, 2023, respectively.

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the 2021 Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
148 Brookfield Infrastructure

In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “May 2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The May 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The May 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The May 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The May 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.

In November 2024, Alberta Finco issued $300 million of 6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 (the “November 2024 Alberta Finco Notes” and together with the May 2024 Alberta Finco Notes, the “2024 Alberta Finco Notes”), which will mature on March 15, 2055. The November 2024 Alberta Finco Notes were issued pursuant to the third supplemental indenture, dated as of November 29, 2024, to the Alberta Finco Indenture. The November 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The November 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option (i) between December 15, 2029 and March 15, 2030, and (ii) after March 15, 2030 on any September 15 or March 15 occurring before maturity on March 15, 2055. The November 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The November 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The November 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 17, upon the occurrence of certain bankruptcy-related events.
Brookfield Infrastructure 149

Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Series 7 Preferred Units on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
150 Brookfield Infrastructure

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2024. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2024 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments - US$	$4,858	$2,373	$1,903	$1,525	$1,016	$820	$342	$281
Corporate Items - US$(3)	(3,833)	—	—	—	—	—	—	—
Equity Investment - US$	1,025	2,373	1,903	1,525	1,016	820	342	281
FX contracts - US$	5,989	(1,341)	(1,867)	(1,241)	(331)	(820)	(342)	(47)
Net unhedged - US$	$7,014	$1,032	$36	$284	$685	$—	$—	$234
% of equity investment hedged	N/A	57%	98%	81%	33%	100%	100%	17%

(1)USD net equity investment excludes $389 million of preferred units and $293 million of Perpetual Subordinated Notes.
(2)CAD net equity investment excludes $529 million of preferred units and preferred shares.
(3)Includes medium-term notes, draws on our revolving credit facility, commercial paper issuances and working capital at the corporate level.
At December 31, 2024, 76% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2024, we recorded gains in comprehensive income of $434 million related to these contracts (2023: losses of $155 million, 2022: gains of $551 million).
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
152 Brookfield Infrastructure

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended 2024, 2023 and 2022:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Capital deployed in new investments(1),(2)	$626	$2,652	$2,238
Growth capital expenditures (net of non-recourse debt financing)	651	423	729
	1,277	3,075	2,967
Total capital market activity
Equity issuances	11	738	13
Preferred units issuance, net of repurchases	—	—	50
Corporate debt issuance, net of repayments	(160)	526	995
	(149)	1,264	1,058
Proceeds from asset sales	1,230	1,865	750
	1,081	3,129	1,808
Net funding from retained cash flows and credit facility draws	$196	$(54)	$1,159

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
•we target retaining 15% of our FFO for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 5 years, we have deployed over $12 billion in acquisitions and organic growth initiatives, which has been funded through our capital recycling program, capital market issuances and retained cash flows
DISTRIBUTION POLICY
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
Brookfield Infrastructure 153

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Net income attributable to the partnership(1)	$391	$432	$407
Funds from Operations (FFO)	2,468	2,288	2,087
Adjusted Funds from Operations (AFFO)	1,862	1,838	1,701
Distributions(2)	1,644	1,516	1,418
FFO payout ratio(3)	67%	66%	68%
AFFO payout ratio(4)	88%	82%	83%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
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
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet or exceed our partnership’s target after-tax equity return threshold of 12-15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
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
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Growth capital expenditures by segment
Utilities	$487	$542	$522
Transport	337	276	263
Midstream	155	104	358
Data	1,187	824	470
	$2,166	$1,746	$1,613
Growth capital expenditures for the year ended December 31, 2024 were $2,166 million, an increase of $420 million or 24% versus 2023. Growth capital expenditures in our data segment in 2024 increased over 2023 from our construction progress at our semiconductor manufacturing foundries in the United States, and from the acquisition of hyperscale data center platforms primarily in Europe and the United States.

Brookfield Infrastructure 155

The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2024	2023	2022
Maintenance capital expenditures by segment
Utilities	$80	$90	$84	$88	$54
Transport	330	360	328	179	175
Midstream	150	160	162	152	118
Data	40	50	32	31	39
	$600	$660	$606	$450	$386
Maintenance capital expenditures for the year ended December 31, 2024 were $606 million, an increase of $156 million relative to the year ended December 31, 2023. 2024 maintenance capital expenditures increased at our transport segment from the timing of fleet replacement at our global intermodal logistics operation and an additional 10% interest in our Brazilian rail network.
We estimate annual maintenance capital expenditures for the upcoming year to be $80-90 million, $330-360 million, $150-160 million, and $40-50 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $600-660 million prospectively. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
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
Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Currently, one of our partnership’s largest concession-based investment is in our Brazilian toll road business. This concession is for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads in Brazil could last up to 100 years, however concession periods can range between 20-40 years).
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

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Return of capital(1)	$121	$118	$137

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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2024, letters of credit issued on behalf of our subsidiaries amounted to $10 million (December 31, 2023: $8 million). Refer to Note 20, Borrowings and Note 31, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
158 Brookfield Infrastructure

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2024:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$4,071	$49	9	$6	$208	$4,343
Corporate borrowings	850	—	313	1,274	2,134	4,571
Non-recourse borrowings	3,016	4,652	4,667	10,820	24,226	47,381
Financial liabilities	248	331	98	112	1,991	2,780
Lease liabilities	637	652	592	1,070	2,876	5,827

Interest Expense:
Corporate borrowings(1)	223	223	220	352	2,098	3,116
Non-recourse borrowings	2,847	2,670	2,407	3,697	4,741	16,362

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $250 million and $158 million of subordinated notes maturing March 15, 2055, May 24, 2081, and May 31, 2084 , with coupon rates of 6.8%, 5.0% and 7.3%, respectively.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we, together with BIPC, pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our group. This fee is estimated to be approximately $387 million per year based on the December 31, 2024 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2024, 2023, and 2022:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2024	2023	2022
Cash from operating activities	$4,653	$4,078	$3,131
Cash used by investing activities	(6,901)	(12,990)	(3,365)
Cash from financing activities	2,612	9,419	56
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2024 vs. 2023
Cash from operating activities
Cash from operating activities totaled $4.7 billion during the year ended December 31, 2024, an increase of $0.6 billion from the same period in 2023. Operating cash flows benefited from contributions from acquisitions, organic growth from our existing operations and a full year of contributions from acquisitions completed in the prior year.
Brookfield Infrastructure 159

Cash used by investing activities
Cash used by investing activities was $6.9 billion during the year ended December 31, 2024, a decrease of $6.1 billion from the same period in 2023. Investing activities during the current year reflected $2.8 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries and investments in associates, $4.0 billion of net additions to long-lived and financial assets, and other investing activities of 0.1 billion. In the prior year, cash used by investing activities included $10.1 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries, investment in long-lived assets of $2.1 billion and other investing activities of $0.7 billion.
Cash from financing activities
Cash from financing activities totaled $2.6 billion for the year ended December 31, 2024, as compared to $9.4 billion during the same period in 2023. Financing activities in the current year include $8.6 billion of net proceeds from borrowings, partially offset by $3.2 billion of net capital provided to non-controlling interests, $1.6 billion of distributions paid to unitholders and $1.2 billion payments relating to other financing activities. In the prior year, cash from financing activities was driven by net proceeds from borrowings of $5.7 billion and $6.1 billion of net capital provided by non-controlling interests, partially offset by $1.5 billion of distributions paid to unitholders and other financing activities of $0.9 billion.
2023 vs. 2022
Cash from operating activities
Cash from operating activities totaled $4.1 billion during the year ended December 31, 2023, an increase of $1.0 billion from the same period in 2022. Operating cash flows benefited from contributions from acquisitions completed during ended December 31, 2023 and organic growth from our existing operations.
Cash used by investing activities
Cash used by investing activities was $13.0 billion during the year ended December 31, 2023, an increase of $9.6 billion from the same period in 2022. Investing activities during the year ended December 31, 2023 reflected $10.1 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries and investments in associates. Cash flows for the year ended December 31, 2023 were also impacted by $2.1 billion of net additions to long-lived and financial assets and other investing activities of $0.7 billion. During the year ended December 31, 2022, cash used by investing activities related to investment in long-lived assets of $2.7 billion, and capital deployed of $0.9 billion on our investment in associates and the acquisition of subsidiaries, net of proceeds from the sale of subsidiaries.
160 Brookfield Infrastructure

Cash from financing activities
Cash from financing activities totaled $9.4 billion for the year ended December 31, 2023, as compared to $0.1 billion during the same period in 2022. Financing activities during the year ended December 31, 2023 included $5.7 billion of net proceeds from borrowings and $6.1 billion of net capital provided by non-controlling interests, partially offset by $1.5 billion of distributions paid to unitholders and $0.9 billion relating to other financing activities. During the year ended December 31, 2022, cash from financing activities was driven by net proceeds from borrowings of $3.6 billion, partially offset by $1.4 billion of distributions paid to unitholders, $0.5 billion of net capital provided to non-controlling interests. Prior year results also include the settlement of deferred consideration of $1.2 billion, primarily at our Brazilian regulated gas transmission business and our U.K. wireless infrastructure operation, and $0.4 billion used for the redemption of preferred units and other financing activities.
PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.56% managing general partner interest. As of December 31, 2024, Brookfield holds a 29.07% interest in the Holding LP through Redeemable Partnership Units and an additional 0.37% interest in the Holding LP through Special General Partner Units. In addition, Brookfield holds a 0.21% interest in our partnership through the ownership of units and BWS holds a 0.4% interest in our partnership through the ownership of units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
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
In September 2023, Brookfield Investments Corporation, a subsidiary of BN, exercised its redemption right in respect of 3,287,267 Redeemable Partnership Units. Our partnership exercised its right of first refusal in respect of all such Redeemable Partnership Units and issued 3,287,267 units to Brookfield Investments Corporation in full satisfaction of such redemption request. Such exchanged units were subsequently transferred to BWS. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for our units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements.
The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully-exchanged basis.
Brookfield’s 0.37% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2024, the Holding LP paid incentive distributions of $295 million (2023: $266 million, 2022: $240 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively. Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
162 Brookfield Infrastructure

In November 2024, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,088,572 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2024 and will terminate on December 1, 2025, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year. During the year ended December 31, 2024, Brookfield Infrastructure did not repurchase any units (2023: repurchased less than 1 million units for $25 million, 2022: nil).
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued approximately 0.3 million units (2023: 0.4 million units) for proceeds of $11 million (2023: $13 million).

On January 30, 2025, the partnership declared a quarterly distribution in the amount of $0.430 per unit, payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2024	December 31, 2023
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	461,855,350	461,343,972
Total	654,555,937	654,044,559
During 2024 and 2023, our outstanding issued Redeemable Partnership Units (“RPUs”) changed as follows:

	2024		2023
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,628	190,299,956	$2,728	193,587,223
Conversion of RPU to LP	—	—	(100)	(3,287,267)
Outstanding at end of year	$2,628	190,299,956	$2,628	190,299,956
In September 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
Brookfield Infrastructure 163

During 2024 and 2023, our outstanding issued Special General Partner Units changed as follows:

	2024		2023
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	2,400,631	$19	2,400,631
Outstanding at end of year	$19	2,400,631	$19	2,400,631
During 2024 and 2023, our outstanding issued Managing General Partner Units changed as follows:

	2024		2023
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$6,196	461,343,972	$6,092	458,380,315
Conversion from RPU to LP	—	—	100	3,287,267
Unit issuance	11	343,347	12	416,225
Units repurchased and cancelled	—	—	(12)	(908,674)
Conversions	3	168,031	4	168,839
Outstanding at end of year	$6,210	461,855,350	$6,196	461,343,972
During 2024 and 2023, our outstanding issued BIPC exchangeable shares and class A.2 exchangeable shares changed as follows:

	2024		2023
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares(1)	Book Value	Shares
Outstanding at beginning of year	$2,512	131,872,066	$1,757	110,567,671
Issued in conjunction with the acquisition of Triton	—	—	751	21,094,441
Conversions	2	179,843	4	209,954
Outstanding at end of year	$2,514	132,051,909	$2,512	131,872,066
(1)Includes 119,039,120 (December 31, 2023: 131,872,066) BIPC exchangeable shares and 13,012,789 (December 31, 2023: nil) class A.2 exchangeable shares.
In September 2023, BIPC, a subsidiary of our partnership, issued approximately 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of our global intermodal logistics operation.
During 2024 and 2023, our outstanding issued Exchangeable units changed as follows:

	2024		2023
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$393	6,086,026	$401	6,464,819
Conversions	(5)	(347,874)	(8)	(378,793)
Outstanding at end of year	$388	5,738,152	$393	6,086,026
During 2024 and 2023, our outstanding issued Perpetual Subordinated Notes changed as follows:

US$ MILLIONS	2024	2023
Outstanding at beginning of year	$293	$293
Outstanding at end of year	$293	$293
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
164 Brookfield Infrastructure

The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2024	December 31, 2023
Holding LP Series 1 Preferred Units	4,989,265	4,989,265
Holding LP Series 3 Preferred Units	4,989,262	4,989,262
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	8,000,000
Holding LP Series 14 Preferred Units	8,000,000	8,000,000
Total	43,901,312	43,901,312
During 2024 and 2023, our outstanding issued Preferred Units changed as follows:

	2024		2023
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$918	43,901,312	$918	43,901,312
Outstanding at end of year	$918	43,901,312	$918	43,901,312
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
Three prominent macroeconomic themes have resulted in Brookfield Infrastructure effectively securing our annual investment target for 2023 and 2024. We believe these themes will continue to create significant investment opportunities going forward.
Brookfield Infrastructure 165

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
Capital recycling has been a critical component of our full-cycle investment strategy and is important to our business for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new income streams that will earn our 12-15%+ target returns.
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
(i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024 and 2023. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
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
Recently adopted accounting standards
Brookfield Infrastructure applied new and revised standards issued by the IASB which are applicable to our partnership beginning on or after January 1, 2024. The impact of these amendments on our partnership’s accounting policies are as follows:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of the partnership.

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)

The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

Future accounting policies

IAS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	75	Chair	Director
Jeffrey Blidner Toronto, Canada	77	Director	Vice Chair of BN
William Cox(2) Pembroke, Bermuda	62	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	52	Director	Investment Manager
Daniel Muñiz Quintanilla(3) Madrid, Spain	51	Director	Director
Suzanne Nimocks(2) Houston, Texas	66	Director	Director
Rajeev Vasudeva(2) London, United Kingdom	65	Director	Senior Advisor of Egon Zehnder
Malcolm Cockwell(4) Ontario, Canada	37	Director	Director

(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert.
(4)Malcolm Cockwell was appointed as a director of our General Partner effective as of January 30, 2025.
Anne Schaumburg.   Anne has served as a director of our General Partner since November 3, 2008 and was appointed as Chair on February 7, 2020. Anne is also a director and Chair of the board of directors of BIPC, and is also a director of BWS, and is Chair of its Compensation Committee and a member of its Audit Committee and Governance & Nominating Committee. She was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE. During her 18-year tenure at NRG Energy, Inc., Anne also served as Chair of the Audit Committee, Chair of the Finance Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
Brookfield Infrastructure 169

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2010. Jeffrey is Vice Chair and a director of BN and former Chief Executive Officer of Brookfield’s Private Funds Group. Jeffrey is Chair of the general partner of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation and Chair of the general partner of Brookfield Property Partners L.P. He also serves as a director of the general partner of Brookfield Business Partners L.P., Brookfield Business Corporation and BIPC. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey is not considered an independent director because of his role at Brookfield. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.
William Cox. William has served as a director of our General Partner since November 3, 2016. William also serves on the board of directors of BIPC, and is also a director of BWS and is chair of its Governance & Nominating Committee and a member of its Audit Committee and Compensation Committee. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
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
Suzanne Nimocks. Suzanne Nimocks has served as a director of our General Partner since August 2, 2022. Suzanne also serves on the board of directors of BIPC. Suzanne serves as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
170 Brookfield Infrastructure

Rajeev Vasudeva. Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves on the board of directors of BIPC. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves on the board of Sofina, an investment holding company listed on the Brussels stock exchange, and the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
Malcolm Cockwell. Malcolm has served as a director of our General Partner since January 30, 2025. Malcolm also serves on the board of directors of BIPC. Malcolm is the Chairman of Acadian Timber Corp., one of the largest timberland owners in Eastern Canada and the Northeastern U.S., as well as Haliburton Forest, one of the largest timberland owners and hardwood lumber producers in Ontario. He is a Registered Professional Forester, and holds a PhD in forestry from the University of Toronto. Malcolm also serves as Chair of Forests Canada and as a director of GreenGold Group AB, a Swedish timberland company with holdings across Europe.

Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. Brookfield currently has approximately 1,360 investment professionals and 250,000 operating employees in over 80 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 61,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	58	35	30	Chief Executive Officer
David Krant	38	17	13	Chief Financial Officer
Ben Vaughan	53	27	24	Chief Operating Officer
Brookfield Infrastructure 171

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
Sam Pollock. Sam is a Managing Partner of BAM and Chief Executive Officer of the Service Providers. Sam has also been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined BN in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as BN’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
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
Ben Vaughan. Ben is a Managing Partner of BAM and Chief Operating Officer of the Service Providers. Since joining Brookfield in 2001, Ben has helped achieve a track record of driving value in its portfolio companies through growth initiatives, increasing cash flows and mitigating risks. Prior to his current role, Ben held a series of executive positions within Brookfield’s Renewable Group, helping grow the business through organic development projects and building a scalable commercial and operating platform. In addition to his role in the renewable power business, Ben has lived in Brazil and played a key role in Brookfield’s investment activities across South America. Ben holds a Bachelor of Commerce degree from Queen’s University in Canada and is a Chartered Professional Accountant. He currently serves on several public and private portfolio company boards.
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
172 Brookfield Infrastructure

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
Brookfield Infrastructure 173

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
Management Fee
Pursuant to the Master Services Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee, to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. BIPC is responsible for paying, or reimbursing us, for its proportionate share of such fee. BIPC’s proportionate share of the base management fee is calculated based on the weighted average number of BIPC exchangeable shares and class A.2 exchangeable shares outstanding relative to units. For the purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all our outstanding units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into units), preferred units and securities of the other Service Recipients (including the Exchangeable units and the BIPC exchangeable shares, calculated on a fully-diluted basis assuming full conversion of any class A.2 exchangeable shares into BIPC exchangeable shares) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special LP, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than Holding LP Class A Preferred Units), as well as economically equivalent securities, such as the exchangeable shares, of the other Service Recipients, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution.
174 Brookfield Infrastructure

The table below sets forth the management fees for the years ended December 31, 2024, 2023 and 2022, respectively.

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Base management fee	$393	$401	$421
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
Brookfield Infrastructure 175

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
176 Brookfield Infrastructure

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
Brookfield Infrastructure 177

6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2024, our General Partner paid each of its directors (other than the chairperson) $150,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2024 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2024 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). Members of BIPC’s audit committee were paid an additional $10,000 by our General Partner during the year ended December 31, 2024 for serving in such position. Also, during the year ended December 31, 2024 an additional amount of $20,000 was paid to the chairperson of our partnership’s audit committee, making the audit committee chairperson’s total remuneration for the 2024 fiscal year $195,000 (including the fees paid for serving as a director on the board of our General Partner and of BIPC). In addition, effective January 1, 2024, the directors of our General Partner who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of BIPC, such director will receive this annual stipend from the General Partner of our partnership only. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than BIPC) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our General Partner and the other Brookfield-managed entity. Directors who are not independent, including due to their employment or relationship with Brookfield, received no fees for their services on the board of our General Partner.
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
178 Brookfield Infrastructure

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
Brookfield Infrastructure 179

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
180 Brookfield Infrastructure

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
Brookfield Infrastructure 181

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
182 Brookfield Infrastructure

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
Brookfield Infrastructure 183

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
6.D    EMPLOYEES
Our partnership does not employ any of the individuals who carry out the management and other non-operational activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management.” Our operating subsidiaries currently employ approximately 61,000 individuals globally.
6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner owns less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
184 Brookfield Infrastructure

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2024.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage(2)
BN(3),(4)	207,999,242	31.3%
Capital World Investors(5)	35,224,918	7.6%
Bank of Montreal and its affiliates(6)	29,425,429	6.4%
The Bank of Nova Scotia(7)	27,099,482	5.9%
Principal Global Investors LLC and its affiliate(8)	26,675,618	5.8%
Royal Bank of Canada(9)	24,422,990	5.3%
1832 Asset Management L.P. and its affiliates(10)	23,626,396	5.1%

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
(2)The percentages shown are based on 461,855,350 units outstanding as of December 31, 2024 and in the case of BN, the percentage includes 3,287,267 units held by BWS, 1,399,230 units held by Brookfield and 203,312,745 additional units upon exchange of all of the Redeemable Partnership Units and class A.2 exchangeable shares beneficially owned by BN. Each class A.2 exchangeable share is exchangeable at the option of the holder for a unit or a BIPC exchangeable share under certain circumstances.
(3)BN may be deemed to be the beneficial owner of 207,999,242 of our units that it holds through wholly-owned subsidiaries and including units held by BWS, constituting approximately 31.3% of the issued and outstanding units, assuming that all of the Redeemable Partnership Units and class A.2 exchangeable shares beneficially owned by BN are exchanged for our units. This amount includes 1,399,230 of our units beneficially held directly or indirectly by BN. Included in the units represented by BN’s ownership percentage are 3,287,267 units held by BWS. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for our units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements. In addition, BAM Partners Trust (the “BAM Partnership”) may be deemed a beneficial owner of such units. BAM Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of BN. The BAM Partnership has the ability to appoint one half of the board of directors of BN and approve all other matters requiring shareholder approval of BN with no single individual or entity controlling the BAM Partnership. As such, the BAM Partnership may be deemed to have indirect beneficial ownership of 207,999,242 of our units. The business address of BN and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
(4)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.6% on a fully exchanged basis.
(5)Based on a Schedule 13G/A filed by Capital World Investors on February 9, 2024. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(6)Based on a Schedule 13G/A filed by Bank of Montreal on February 9, 2024. The business address of Bank of Montreal is 100 King Street West, 21st Floor, Toronto, Ontario, Canada M5X 1A1.
(7)Based on a Schedule 13G filed by The Bank of Nova Scotia on October 10, 2024. The business address of The Bank of Nova Scotia is 40 Temperance Street, Toronto, Ontario, M5H 0B4.
(8)Based on a Schedule 13G/A jointly filed by Principal Global Investors, LLC and Principal Funds, Inc. on February 13, 2025. The business address of Principal Global Investors is 801 Grand Avenue, Des Moines, IA 50392.
(9)Represents units over which the Royal Bank of Canada has direct or indirect investment discretion, as reported on a Schedule         13G filed with the SEC on February 12, 2025. The business address of the Royal Bank of Canada is 200 Bay Street, Toronto, Ontario, Canada, M5J QJ5.
(10)Based on a Schedule 13G/A jointly filed by 1832 Asset Management L.P., MD Financial Management Inc., Scotia McLeod, a division of Scotia Capital Inc., and Jarislowsky, Fraser Limited on November 12, 2024. The business address of 1832 Asset Management L.P. is Scotiabank North, 40 Temperance Street, 16th Floor, Toronto, Ontario, Canada M5H 0B4.
Our major unitholders have the same voting rights as all other holders of our units.
Brookfield Infrastructure 185

Record Ownership
As of December 31, 2024, 2,345,489 of our outstanding units were held by 374 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2024, DTC was the holder of record of 130,217,505 units.
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
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity from Brookfield and other public and private investment vehicles and programs that Brookfield currently manages and participates in, and may, in the future, manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively with the Related-Party Investor, “Brookfield Accounts”) and to pursue our vision of being a leading owner and operator of high quality infrastructure assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as our own, stand-alone entity. We describe below these relationships as well as actual and potential conflicts of interest (and the methods for managing and resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this annual report on Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield,” Item 4.C “Organizational Structure,” Item 6.A “Directors and Senior Management”, Item 7.A “Major Shareholders” and Note 34, “Related Party Transactions” in our financial statements included in this annual report on Form 20-F.
Relationship Agreement
Our partnership, the Holding LP, the Holding Entities, the Service Providers and BN have entered into an agreement, referred to as the Relationship Agreement, which governs aspects of the relationship among them. Pursuant to the Relationship Agreement, BN has agreed that we serve as the primary (though not exclusive) vehicle through which Brookfield makes future infrastructure related acquisitions that are suitable for our strategy and objectives. Our acquisition strategy focuses on large scale transactions, for which we believe there is less competition and where Brookfield has sufficient influence or control so that our operations-oriented approach can be deployed to create value. Due to similar asset characteristics and capital requirements we believe that the infrastructure industry will evolve like the real estate industry in which assets are commonly owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Brookfield agreed that it will not sponsor such arrangements that are suitable for us in the infrastructure sector unless we are given an opportunity to participate.
186 Brookfield Infrastructure

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
Pursuant to the Relationship Agreement, BN has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:
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
Brookfield Infrastructure 187

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
Voting and Veto Agreements
Brookfield Infrastructure has entered into voting agreements (“Voting Agreements”) with Brookfield that permit Brookfield Infrastructure (or Brookfield Infrastructure’s designated affiliates) to direct all eligible votes with respect to approving or rejecting certain fundamental matters involving certain of our operations managed or controlled by Brookfield-related entities.
Pursuant to each Voting Agreement, Brookfield has agreed that any voting rights with respect to the entities that are the subject of the Voting Agreement will be voted in favor of the election of directors or officers (or their equivalent, if any) approved by Brookfield Infrastructure (or Brookfield Infrastructure’s designated affiliates). In addition, Brookfield has agreed that it will exercise any voting rights that are the subject of the Voting Agreements at the direction of Brookfield Infrastructure (or Brookfield Infrastructure’s designated affiliates) with respect to the following matters: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendments to the applicable organizational documents, or (v) any commitment or agreement to do any of the foregoing. For these purposes, Brookfield Infrastructure or its designated affiliates, as applicable, may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such slate of nominees or general guidelines, policies or procedures may be modified by Brookfield Infrastructure or its designated affiliates, as applicable, in their discretion.
188 Brookfield Infrastructure

Each Voting Agreement terminates (i) at such time that we cease to own any interest in the relevant entity, (ii) at such time that our General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of our partnership, (iii) at such time that our partnership (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Holding LP, (iv) at such time that the Infrastructure General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of the Infrastructure Special LP, or (v) upon 30 days’ notice given by Brookfield Infrastructure. In addition, any party to a Voting Agreement is permitted to terminate the Voting Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable regulation and through no fault of its own, continued participation in the Voting Agreement would have a material adverse effect on such party. The termination of a Voting Agreement with respect to one or more entity will not affect the validity or enforceability of the Voting Agreements with respect to any other entity.
Certain Voting Agreements also contain restrictions on transfers of the shares that Brookfield has agreed to vote in accordance with the direction of Brookfield Infrastructure with respect to the approval or rejection of the matters noted above.
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
In addition, Brookfield Infrastructure has entered into other voting agreements (“Veto Agreements”) with Brookfield that permit Brookfield Infrastructure (or its designated affiliates) to have certain veto rights over certain material decisions involving certain of our operations and/or investments managed or controlled by Brookfield-related entities.
Pursuant to each Veto Agreement, Brookfield has agreed that Brookfield Infrastructure (or its designated affiliates) may veto (i) any action that is reasonably likely to have a material impact on the relevant activities of the subject entity or (ii) any commitment or agreement to do the foregoing. For these purposes, Brookfield Infrastructure or its designated affiliates, as applicable, may provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by Brookfield Infrastructure or its designated affiliates, as applicable, in their discretion.
Each Veto Agreement terminates (i) at such time that we cease to own any interest in the relevant entity or (ii) upon 30 days’ notice given by Brookfield Infrastructure or its designated affiliates, as applicable. In addition, any party to a Veto Agreement is permitted to terminate the Veto Agreement at such time that such a party provides notice that it has reasonably determined that, as a result of applicable law, rule or regulation and through no fault of its own, continued participation in the Veto Agreement would have a material adverse effect on such party.
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
Brookfield Infrastructure 189

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
Redemption-Exchange Mechanism
One or more wholly-owned subsidiaries of BN that hold Redeemable Partnership Units (as hereinafter defined) have the right to require the Holding LP to redeem all or a portion of the Redeemable Partnership Units, subject to our partnership’s right of first refusal, for cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism.” Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of BN will receive our units, or the value of such units, at the election of our partnership. Should our partnership determine not to exercise its right of first refusal, cash required to fund a redemption of Redeemable Partnership Units of the Holding LP held by wholly-owned subsidiaries of BN will likely be financed by a public offering of our units.
190 Brookfield Infrastructure

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
Incentive Distributions
The Asset Management Company holds an approximate 0.37% interest in Holding LP through the Special General Partner Units held by Infrastructure Special LP and also owns the Infrastructure General Partner. Infrastructure Special LP is entitled to receive incentive distributions from the Holding LP as a result of its ownership of the Special General Partner Units. In consideration for serving as the special general partner of Holding LP, the Infrastructure Special LP is entitled to incentive distribution rights that are based on the amount by which quarterly distributions on Holding LP’s units (including securities such as BIPC exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed specified target levels as set forth in the Holding LP’s limited partnership agreement. To the extent distributions on Holding LP’s units (including securities such as BIPC exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on Holding LP’s units (including securities such as BIPC exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of a unit, but excluding the Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Distributions.”
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
Brookfield Infrastructure 191

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
192 Brookfield Infrastructure

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
Brookfield Infrastructure 193

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
Conflicts of Interest and Fiduciary Duties
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors geographies and strategies. As noted throughout this annual report on Form 20-F, a key element of our group’s strategy, and the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our group and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Infrastructure, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand. These actual or potential conflicts of interest may not be managed or resolved in the most favorable manner to the interests of Brookfield Infrastructure and/or of Brookfield Accounts in which we invest.
194 Brookfield Infrastructure

Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our group and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our group and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our group, our group’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Infrastructure and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Infrastructure’s ability to successfully implement its strategies or achieve its investment objectives.
As discussed above, investors should note that this annual report on Form 20-F and the Limited Partnership Agreement contain disclosures and provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to our partnership and our unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our partnership, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions. Notwithstanding anything to the contrary contained herein or in the Limited Partnership Agreement, nothing contained herein or in the Limited Partnership Agreement shall restrict, amend, eliminate or waive any fiduciary duties of an indemnified party (or any rights of the Brookfield Accounts in which we invest or their limited partners in respect thereof) under (A) the Advisers Act or (B) any other applicable Federal or U.S. state law to the extent (but only to the extent) that such restriction, amendment, elimination or waiver would be in violation of such other Federal or U.S. state law.
Brookfield Infrastructure 195

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
U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in our Limited Partnership Agreement is intended to, or will, constitute a waiver of any rights or remedies that the Brookfield Account or the investors may have under such laws.
As described further below under “Management and Resolution of Conflicts”, our conflicts protocol was put in place in recognition of the benefit to our group of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocol generally provides for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts protocol focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts protocol, certain conflicts of interest do not require the approval of our General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of our General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Infrastructure, Brookfield Accounts in which we invest or our unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our units and the operation of our partnership.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts. Any references in this Item 7.B “Related Party Transactions - Conflicts of Interest and Fiduciary Duties” to “Brookfield Infrastructure”, “we”, “us” or “our” should be understood to refer to our group. Any references in Item 3.D “Risk Factors – Risks Relating to Our Relationship with Brookfield” and this Item 7.B “Related Party Transactions – Conflicts of Interest and Fiduciary Duties” to “Brookfield” should be understood to include BWS.
196 Brookfield Infrastructure

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
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for Brookfield Infrastructure and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will, in the future, have) investment mandates that overlap with those of Brookfield Infrastructure and Brookfield Accounts in which we invest and will compete with and/or have priority over Brookfield Infrastructure (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Infrastructure (and/or the Brookfield Accounts in which we invest) are not expected to be available to us (and/or the Brookfield Accounts in which we invest), we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Infrastructure (and Brookfield Accounts in which we invest) than otherwise would have been the case.
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
Brookfield Infrastructure 197

related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Infrastructure (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Infrastructure (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion, including (among others): (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus; (ii) the nature of the investment mandate (including investment focus, objectives, strategies, guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance, as each is determined and adjusted from time to time over the lives of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s)); (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Infrastructure (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s); (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities; (v) the relative amounts of capital available (or expected to be available) for investment for the periods in which such investment will be consummated; (vi) principles of diversification of investments (including, amongst others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations); (vii) the expected future capacity of Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s); (viii) cash and liquidity needs, including for active pursuit of pipeline, follow-on, staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by Brookfield Infrastructure (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure; (x) limitations imposed by investors in one or more Brookfield Accounts in which we invest (pursuant to consent and/or approval rights or as otherwise agreed to with such investors); (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which we invest; (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes; (xiii) expected or actual ratings or lack of ratings of the investment opportunity; (xiv) the availability of other appropriate or similar investment opportunities; (xv) the extent to which the investment professionals involved in managing our group (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity; (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity; (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result; (xviii) whether the relevant Brookfield Accounts are in liquidation; and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
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
Brookfield Infrastructure 199

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

Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that Brookfield Infrastructure (and the Brookfield Accounts in which we invest) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over Brookfield Infrastructure (and the Brookfield Accounts in which we invest), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to our group, Brookfield Accounts in which we invest and their respective investments.
200 Brookfield Infrastructure

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
Brookfield Infrastructure 201

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
From time to time, Brookfield Infrastructure (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse Brookfield Infrastructure (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether our group (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, our General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
202 Brookfield Infrastructure

•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including a co-investment account or other Brookfield Account, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time); and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
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
Brookfield Infrastructure 203

To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Infrastructure (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount that is appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or one or more third parties, including, in each case, Brookfield Accounts, Brookfield Infrastructure (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Infrastructure (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Infrastructure (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Infrastructure (or that Brookfield Account). In connection with each co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by our group (or Brookfield Accounts in which we invest). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.
204 Brookfield Infrastructure

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
For the avoidance of doubt, Brookfield and Brookfield Infrastructure will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).

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

Brookfield Infrastructure 205

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
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Infrastructure directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
206 Brookfield Infrastructure

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
Brookfield Infrastructure 207

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
208 Brookfield Infrastructure

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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Infrastructure or another Brookfield Account will fund obligations and/or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by Brookfield Infrastructure, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or Brookfield Infrastructure (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Infrastructure or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits Brookfield Infrastructure (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Brookfield Infrastructure 209

Under these arrangements, the relevant ultimate investor (whether Brookfield, Brookfield Infrastructure, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, Brookfield Infrastructure or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity, and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or Brookfield Infrastructure (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. Brookfield’s and/or Brookfield Infrastructure’s (or a Brookfield Account in which we invest’s) backstopped portion will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, Brookfield Infrastructure (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and Brookfield Infrastructure (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount Brookfield Infrastructure (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by Brookfield Infrastructure (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of Brookfield Infrastructure (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment therein, and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent Brookfield Infrastructure (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had Brookfield Infrastructure (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.

210 Brookfield Infrastructure

In certain situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a Brookfield and/or another Brookfield Account’s backstop arrangement, Brookfield and/or the other Brookfield Account will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of Brookfield Infrastructure (or a Brookfield Account in which we invest) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of Brookfield Infrastructure (or a Brookfield Account in which we invest) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest) and their respective investors). Alternatively, in situations where Brookfield Infrastructure (or a Brookfield Account in which we invest) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent Brookfield Infrastructure (or a Brookfield Account in which we invest) later becomes able to use funding from its loan facilities after closing on the investment, Brookfield Infrastructure (or a Brookfield Account in which we invest) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest) and their investors.
Brookfield Infrastructure 211

In addition, Brookfield Infrastructure (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co-investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, Brookfield Infrastructure (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.

In connection with any such financing, Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by Brookfield Infrastructure (or a Brookfield Account in which we invest) (at the expense of Brookfield Infrastructure (or such Brookfield Account in which we invest)) with a bank or other counterparty to enable Brookfield Infrastructure (or a Brookfield Account in which we invest) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where Brookfield Infrastructure (or a Brookfield Account in which we invest) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Infrastructure (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by Brookfield Infrastructure (or a Brookfield Account in which we invest). Interest rate hedging transactions entered into by Brookfield Infrastructure (or a Brookfield Account in which we invest) on behalf
212 Brookfield Infrastructure

of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between Brookfield Infrastructure (or a Brookfield Account in which we invest) and co-investors.

Moreover, Brookfield Infrastructure (or a Brookfield Account in which we invest) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment. Even where Brookfield Infrastructure (or a Brookfield Account in which we invest) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Infrastructure (or a Brookfield Account in which we invest) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Infrastructure (or a Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Infrastructure (or a Brookfield Account in which we invest) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.

Similarly, if an investment depreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and Brookfield Infrastructure (or a Brookfield Account in which we invest) may take a loss on the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when Brookfield Infrastructure (or a Brookfield Account in which we invest) holds it, Brookfield Infrastructure (or a Brookfield Account in which we invest) may be unable to syndicate or sell such investment above its acquisition cost and Brookfield Infrastructure (or a Brookfield Account in which we invest) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, Brookfield Infrastructure (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by (and agreed to with) such co-investors at the relevant time in the event that Brookfield determines it is in the best interest of Brookfield Infrastructure (or a Brookfield Account in which we invest), for example out of a desire to reduce Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) exposure to such investment or to include other participants in the investment.

Brookfield Infrastructure 213

•Client and Other Relationships. Brookfield and Walled-Off Businesses (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Infrastructure and Brookfield Accounts in which we invest including certain investments that may represent appropriate investment opportunities for Brookfield Infrastructure and Brookfield Accounts in which we invest.
These Brookfield Client Relationships may compete with Brookfield Infrastructure (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest), our General Partner could consider these relationships and there may be certain potential opportunities that are not pursued on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Infrastructure (or a Brookfield Account in which we invest) could invest with or alongside (or enter into joint ventures or other similar arrangements with) Brookfield Client Relationships, in particular investments, and the relationship with such clients may influence the decisions made by our General Partner with respect to such investments.
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
214 Brookfield Infrastructure

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
Brookfield Infrastructure 215

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
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Infrastructure (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Infrastructure (or a Brookfield Account in which we invest), and we (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
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
216 Brookfield Infrastructure

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
Brookfield Infrastructure 217

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Infrastructure and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Infrastructure or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Infrastructure or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Infrastructure or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Infrastructure or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
218 Brookfield Infrastructure

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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Walled-Off Businesses) and their accounts, and Brookfield Accounts (including Brookfield Infrastructure) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Infrastructure and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Infrastructure and/or Brookfield Accounts that we are invested in.
Brookfield Infrastructure 219

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
220 Brookfield Infrastructure

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

Brookfield Infrastructure 221

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
222 Brookfield Infrastructure

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
Brookfield Infrastructure 223

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

224 Brookfield Infrastructure

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that Brookfield Infrastructure (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve
Brookfield Infrastructure 225

profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Infrastructure (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest). Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Infrastructure (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to Brookfield Infrastructure (or a Brookfield Account in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and Brookfield Infrastructure (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Infrastructure (or a Brookfield Account in which we invest) is out of available commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Infrastructure (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.

The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Infrastructure (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Infrastructure (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium
226 Brookfield Infrastructure

members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Infrastructure (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than Brookfield Infrastructure (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Infrastructure (or a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where Brookfield Infrastructure (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Infrastructure (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.

Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their relevant investment mandates. In addition, as noted above, certain investments by our group (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including
Brookfield Infrastructure 227

similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Infrastructure (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
228 Brookfield Infrastructure

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
Brookfield Infrastructure 229

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
230 Brookfield Infrastructure

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

•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.

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
Brookfield Infrastructure 231

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

232 Brookfield Infrastructure

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

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), (d) transact with Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield
Brookfield Infrastructure 233

Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)).

BWS is a paired entity to BN. BWS’ exchangeable shares are exchangeable into shares of BN on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of BN Class A Shares. BN is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including Brookfield Infrastructure (or a Brookfield Account in which Brookfield Infrastructure is invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), and/or (h) execute other transactions with other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)).

Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including Brookfield Infrastructure (and the Brookfield Accounts in which Brookfield Infrastructure is invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.

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
234 Brookfield Infrastructure

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

The BCS Business is conducted via subsidiaries of BWS, which is economically linked to BN. The BCS Business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their respective portfolio investments that are recipients of the services.

Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.

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
Brookfield Infrastructure 235

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

Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which Brookfield Infrastructure invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor)).

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
236 Brookfield Infrastructure

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

The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Account in which we invest) and/or their respective portfolio investment of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
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
Brookfield Infrastructure 237

appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.

However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.

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

238 Brookfield Infrastructure

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
Brookfield Infrastructure 239

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Infrastructure or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by Brookfield Infrastructure (or Brookfield Accounts in which we invest) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of our General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or Walled-Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Infrastructure or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Infrastructure or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Infrastructure or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
240 Brookfield Infrastructure

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Infrastructure or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Infrastructure or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of Brookfield Infrastructure or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Infrastructure or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Infrastructure or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Infrastructure or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Infrastructure or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by Brookfield Infrastructure or the unitholders.
Brookfield Infrastructure 241

•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions among various Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Infrastructure and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
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
242 Brookfield Infrastructure

There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Infrastructure (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts’ that we invest in, are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Businesses Subject to Information Walls. BN holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) BAM; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove; (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”), a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than BAM (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
It is expected that Brookfield Accounts and their portfolio companies (including Brookfield Infrastructure, Brookfield Accounts in which our group invests and their respective portfolio companies), will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand.
For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, Brookfield Infrastructure, the Brookfield Accounts in which we invest or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with disclosures set out herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Infrastructure and the Brookfield Accounts in which we invest
Brookfield Infrastructure 243

(directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Infrastructure (and the Brookfield Accounts in which we invest), but which are not made available to Brookfield Infrastructure (and the Brookfield Accounts in which we invest). Brookfield Infrastructure (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of Brookfield Infrastructure’s (and the Brookfield Accounts’ in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Infrastructure (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and Brookfield Infrastructure (and the Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.
In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (a) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (b) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
244 Brookfield Infrastructure

In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for Brookfield Infrastructure (and the Brookfield Accounts in which we invest) without the consent of Brookfield Infrastructure (and the Brookfield Accounts in which we invest) or Brookfield. From time to time, Brookfield Infrastructure (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by Brookfield Infrastructure (and the Brookfield Accounts in which we invest), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by Brookfield Infrastructure (and the Brookfield Accounts in which we invest) including in different parts of the capital structure. For example, Brookfield Infrastructure (and the Brookfield Accounts in which we invest) may hold the equity of a portfolio company of a Walled-Off Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
Conversely, Brookfield Infrastructure (and the Brookfield Accounts in which we invest) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of Brookfield Infrastructure (and the Brookfield Accounts in which we invest) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Infrastructure (and the Brookfield Accounts in which we invest)), which could adversely impact the (direct and/or indirect) interests of Brookfield Infrastructure (and the Brookfield Accounts in which we invest). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Infrastructure (and Brookfield Accounts in which we invest), and are expected to hold interests that potentially are adverse to those held by Brookfield Infrastructure (and the Brookfield Accounts in which we invest) (directly or indirectly). Brookfield Infrastructure (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Infrastructure (and the Brookfield Accounts in which we invest) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of Brookfield Infrastructure (and the Brookfield Accounts in which we invest) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of Brookfield Infrastructure (and the Brookfield Accounts in which we invest) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield Infrastructure 245

Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) or the investors, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on Brookfield Infrastructure (and the Brookfield Accounts in which we invest), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of Brookfield Infrastructure (and the Brookfield Accounts in which we invest). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, or negatively impact Brookfield’s ability to provide investment management services to Brookfield Infrastructure (and the Brookfield Accounts in which we invest), all of which could result in negative financial impact to the investments of Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including Brookfield Infrastructure (and the Brookfield Accounts in which we invest)) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield Infrastructure (and the Brookfield Accounts in which we invest) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
246 Brookfield Infrastructure

Portfolio companies in which Brookfield Infrastructure (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by Brookfield Infrastructure (and the Brookfield Accounts in which we invest). The AIFM may provide such services at different rates than those charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreement and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to Brookfield Infrastructure (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future, and additional conflicts not yet known by Brookfield, Oaktree or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of Brookfield Infrastructure (and the Brookfield Accounts in which we invest). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
Brookfield Infrastructure 247

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

There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Infrastructure (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Infrastructure (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Infrastructure (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a unitholder consents to Brookfield Infrastructure (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Infrastructure (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or non-controlled affiliates will not be treated as cross trades or principal transactions and will not require the approval of our General Partner’s independent directors or any other consent. See “Affiliate Services and Transactions” and “Transactions with Portfolio Companies” below.

248 Brookfield Infrastructure

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
In addition, from time to time, Brookfield Infrastructure may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Infrastructure on the terms described below or otherwise approved by the independent directors of our General Partner. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Infrastructure under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2024, our net deposit from such Depositing Parties was approximately $657 million and Brookfield Infrastructure incurred interest expenses relating to such arrangements of approximately $6 million for the year ended December 31, 2024. Brookfield Infrastructure must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
Brookfield Infrastructure 249

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

250 Brookfield Infrastructure

DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational reasons that may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Infrastructure (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while sustainability considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Infrastructure (or a Brookfield Account in which we invest), notwithstanding any adverse sustainability impact on the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Infrastructure) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Infrastructure, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing), taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or Brookfield Infrastructure for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or Brookfield Infrastructure (as described in the following paragraph).

Brookfield Infrastructure 251

Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Infrastructure, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Infrastructure, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or Brookfield Infrastructure and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Infrastructure) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Infrastructure, or Brookfield or Brookfield Infrastructure is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Infrastructure will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
252 Brookfield Infrastructure

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
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of Brookfield Infrastructure or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Infrastructure and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Infrastructure and the Brookfield Accounts in which we invest.
Brookfield Infrastructure 253

As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Infrastructure or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Infrastructure or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others) lending and loan special servicing; arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents
254 Brookfield Infrastructure

of Brookfield Infrastructure (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development), market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Infrastructure, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
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
Brookfield Infrastructure 255

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
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
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
256 Brookfield Infrastructure

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
Brookfield Infrastructure 257

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
258 Brookfield Infrastructure

For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Infrastructure (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, Walled-Off Businesses, Walled-Off Business Accounts and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
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
Brookfield Infrastructure 259

•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Infrastructure (or a Brookfield Account in which we invest), their investments or potential investments and/or other Brookfield Accounts (including Brookfield) and to allocate such costs and expenses among Brookfield Infrastructure or a Brookfield Account in which we invest, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments”, “Insurance” and “Internal Audit” subsections in the Potential Conflicts of Interest section of this annual report on Form 20-F.

Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements), and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
260 Brookfield Infrastructure

The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from Brookfield Infrastructure or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
Brookfield Infrastructure 261

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
262 Brookfield Infrastructure

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

•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), their investors and/or
Brookfield Infrastructure 263

investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Infrastructure and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Infrastructure, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Infrastructure, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Infrastructure, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by
264 Brookfield Infrastructure

Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Resolution of Conflicts Generally” below.

•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or Brookfield Infrastructure (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of Brookfield Infrastructure or other Brookfield Account (including Brookfield Accounts in which we invest). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Walled-Off Business Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. We expect that each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and Brookfield Infrastructure’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Accounts), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related
Brookfield Infrastructure 265

to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts have invested and continue to invest, directly or through Pinegrove, in emerging technology companies that develop and offer technology products that are expected to be of relevance to Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Infrastructure or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts, and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to Brookfield Infrastructure or the unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a
266 Brookfield Infrastructure

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
Brookfield Infrastructure 267

manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-term incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
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
268 Brookfield Infrastructure

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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more portfolio companies of Brookfield Infrastructure or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by our General Partner’s independent directors in the conflicts management policy, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
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
•Protective Loans. Brookfield may loan capital to Brookfield Infrastructure or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in
Brookfield Infrastructure 269

the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause Brookfield Infrastructure and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including Brookfield Infrastructure) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to Brookfield Infrastructure, Brookfield Accounts in which we invest, or an investment.

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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Infrastructure, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Infrastructure, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to
270 Brookfield Infrastructure

management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to Brookfield Infrastructure (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, Brookfield Infrastructure or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Infrastructure and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Infrastructure and/or such Brookfield Account.
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

•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Infrastructure’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against
Brookfield Infrastructure 271

future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise)and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside Brookfield Infrastructure (or a Brookfield Account in which we invest), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interest in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside Brookfield Infrastructure (or a Brookfield Account in which we invest).

•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Infrastructure and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Infrastructure and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
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
272 Brookfield Infrastructure

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
Brookfield Infrastructure 273

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
274 Brookfield Infrastructure

•Investment Platforms. Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”) including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by Brookfield Infrastructure (or Brookfield Accounts in which we are invested) other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Infrastructure (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams represent other financial investors with whom Brookfield Infrastructure (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Infrastructure (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by other Brookfield Accounts, including investments in which Brookfield Infrastructure (or Brookfield Account in which we invest) participates or an investment does not proceed. The costs and expenses of Platform Management Teams will include, among others, any overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s), and co-investments held alongside Brookfield Infrastructure (or a Brookfield Account in which we invest).
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
Brookfield Infrastructure 275

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
276 Brookfield Infrastructure

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

Brookfield Infrastructure 277

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

278 Brookfield Infrastructure

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

•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with IFRS Accounting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Infrastructure and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.

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
Brookfield Infrastructure 279

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
•Insurance. Brookfield has caused Brookfield Infrastructure and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Infrastructure and the relevant Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including Brookfield Infrastructure and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Infrastructure (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest) (including policies covering Brookfield Infrastructure, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Infrastructure (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Infrastructure (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Infrastructure (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and
280 Brookfield Infrastructure

circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives rise to conflicts in determining the proper allocation of the costs of such policies.
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Infrastructure, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by Brookfield Infrastructure (or a Brookfield Account in which we invest) be sold within a coverage year and its insurance coverage terminated, Brookfield Infrastructure (or a Brookfield Account in which we invest) generally will not be reimbursed for the premium related to the period of coverage post-sale.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain
Brookfield Infrastructure 281

objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Infrastructure (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Infrastructure and Brookfield Accounts that we invest in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Infrastructure (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Infrastructure (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Infrastructure’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Infrastructure (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Infrastructure (or a Brookfield Account in which we invest).
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
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

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
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by BAM and BN owns approximately 73% of the class A limited voting shares of BAM. BN is listed on the NYSE and TSX under the ticker “BN” and BAM is listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. (now BN) have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of BN and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of BN and of the Asset Management Business), BN will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, BN will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from BN for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. (now BN) or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). While it is intended that the asset management
284 Brookfield Infrastructure

employees and senior level executives formerly employed by BN who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at BN. In addition, while the Transaction was not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Infrastructure and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of BAM.
OTHER CONFLICTS
•Internal Audit. BN, BAM and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Infrastructure (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield Infrastructure (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to Brookfield Infrastructure (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to Brookfield Infrastructure, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for Brookfield Infrastructure, the Brookfield Accounts in which we invest and/or their respective portfolio companies.

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
Brookfield Infrastructure 285

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
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this annual report on Form 20-F, a key element of the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Infrastructure (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to Brookfield Infrastructure (and/or Brookfield Accounts in which we invest).
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
286 Brookfield Infrastructure

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
As noted elsewhere in this annual report on Form 20-F, Brookfield is not required to and generally does not expect to seek approval from our General Partner’s board of directors or from our unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this Form 20-F) unless required by applicable law or as otherwise set out in this Form 20-F or the governing documents. By acquiring units in Brookfield Infrastructure (and Brookfield Accounts in which we invest), each unitholder will be deemed to have acknowledged and agreed to Brookfield Infrastructure (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of Brookfield Infrastructure (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this Form 20-F) arising in the course of the life of Brookfield Infrastructure (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
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
Brookfield Infrastructure 287

implications on their investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if the outstanding Redeemable Partnership Units, BIPC exchangeable shares and class A.2 exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include, as of March 20, 2025, the approximately 24.3% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield, the approximately 15.2% indirect interest in our partnership in the form of BIPC exchangeable shares held by the public, and approximately 1.7% indirect interest in our partnership in the form of class A.2 exchangeable shares of BIHC held by Brookfield.
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
288 Brookfield Infrastructure

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
Other Related Party Transactions
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest thereon at a rate per annum equal to the secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2024, there were no (2023: $nil) borrowings outstanding.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statements of Financial Position. Interest on each loan was $34 million for the year ended December 31, 2024 (December 31, 2023: $26 million).
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2024, our net deposit from Brookfield was $180 million (December 31, 2023: net deposit with Brookfield was $nil) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2024 (2023: $0 million, 2022: $4 million).
As at December 31, 2024, Brookfield Infrastructure had approximately $130 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2023: $110 million) and approximately $140 million of net payables to subsidiaries of Brookfield (December 31, 2023: $339 million).
From time to time, the Brookfield Holders may purchase securities offered by our group.
An integral part of our group’s strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our group’s profile. In the normal course of business, our group has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.
Brookfield Infrastructure 289

On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
RELATIONSHIP WITH BIPC AND BIHC
Each BIPC exchangeable share is structured with the intention of providing an economic return equivalent to one unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each unit, and is exchangeable at the option of the holder for one unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). We hold a 75% voting interest in BIPC through our ownership of the class B multiple voting shares of BIPC (“class B shares”), and which also entitle us to all of the residual value in BIPC after payment in full of the amount due to holders of BIPC exchangeable shares. Our ownership of the class B shares entitle us to receive dividends as and when declared by the board, subject to the holders of BIPC exchangeable shares receiving the dividends to which they are entitled, but it is not expected that meaningful dividends will be paid on the class B shares in the ordinary course.
BIPC owns all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in BIHC. The BIHC class B shares hold an aggregate 75% voting interest in BIHC and are held 66 2/3% by a subsidiary of the partnership and 33 1/3% by BIPC. Through their respective ownership of class A.1 exchangeable shares and class B shares, BIPC and Brookfield Infrastructure each hold a 50% voting interest in BIHC. The class C shares are non-voting and are held by a subsidiary of the partnership. Our ownership of the class C shares entitle us to receive all of the residual value in BIHC after payment in full of the amount due to holders of class A.1 exchangeable shares, class A.2 exchangeable shares, BIHC class B shares and subject to the prior rights of holders of preferred shares. BIHC acquired its business from us in connection with the special distribution. In addition, the following agreements and arrangements exist between us, BIPC and BIHC.
Voting Agreement
Brookfield Infrastructure and BIHC have determined that it is desirable for BIHC to have control over certain of the entities through which our group holds its interest in NTS (the “NTS entities”). Accordingly, we have entered into a voting agreement (the “NTS Voting Agreement”) to provide BIHC with voting rights over the NTS entities.
Pursuant to the NTS Voting Agreement, voting rights with respect to any of the NTS entities will be voted in accordance with the direction of BIHC with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Credit Support
290 Brookfield Infrastructure

A wholly-owned subsidiary of BIHC guarantees (i) any unsecured debt securities issued by Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd., which we refer to collectively as the “Co-Issuers”, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) any subordinated debt securities issued by Alberta Finco or Bermuda Holdco, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (iii) from time to time, certain of the partnership’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of our partnership, (iv) the obligations of Brookfield Infrastructure under its bilateral credit facilities, and (v) the obligations of Can Holdco under its commercial paper program.
BIPC Pairing Agreement
BIPC, BIHC and our partnership entered into a pairing agreement (the “Pairing Agreement”) pursuant to which the parties agreed that BIPC will at all times hold such number of class A.1 exchangeable shares equal to the number of BIPC exchangeable shares that are outstanding in order to support the duties and obligations of BIPC to holders of BIPC exchangeable shares. In connection therewith, the pairing agreement provides, amongst other things, and unless otherwise agreed at such time, that, (i) if and to the extent BIPC raises funds from time to time by way of issuance of BIPC exchangeable shares for cash, BIPC will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent BIPC from time to time repurchases any BIPC exchangeable shares, BIHC shall redeem (or otherwise repurchase from BIPC) an equivalent number of class A.1 exchangeable shares; (iii) BIHC will not, unless substantially concurrent with the redemption of BIPC exchangeable shares by BIPC, redeem any class A.1 exchangeable shares held by BIPC; (iv) if and to the extent any holders of BIPC exchangeable shares from time to time exercise their exchange right in respect of such BIPC exchangeable shares, and in connection therewith our partnership does not exercise its overriding call right to acquire such BIPC exchangeable shares, BIPC will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by BIPC; (v) BIPC will not exercise the exchange right in respect of any class A.1 exchangeable shares held by BIPC except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for exchangeable shares, BIHC will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.
Subscription Agreements
BIHC has entered or will enter into subscription agreements with our partnership from time to time, pursuant to which BIHC has or will subscribe for such number of our units necessary to satisfy its obligations under the Pairing Agreement in respect of requests for exchange made by holders of BIPC exchangeable shares, as and when they arise, or a redemption of the BIPC exchangeable shares by BIPC, as and when such redemption occurs, in each case at a price per unit equal to the NYSE closing price of one unit on the date that the applicable request for exchange is received by BIPC’s transfer agent (or if not a trading day, the trading day thereafter) or the NYSE closing price of one unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Credit Facilities
Brookfield Infrastructure has entered into two credit agreements with a subsidiary of BIHC, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. One credit facility permits Brookfield Infrastructure to borrow up
Brookfield Infrastructure 291

to $1 billion from BIHC and the other constitutes an operating credit facility that permits BIHC to borrow up to $1 billion from Brookfield Infrastructure. Such credit agreements terminate on March 31, 2030. As of the date hereof, no amounts have been drawn under these credit facilities. In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
In connection with the Arrangement, BIPC, as borrower, entered into a credit agreement with a subsidiary of our partnership, as lender, pursuant to which such subsidiary of our partnership established a revolving credit facility in the aggregate principal amount of $150,000,000 in favor of BIPC. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of SOFR, base rate, Canadian Overnight Repo Rate Average or prime rate loans. Each of the credit facilities bears interest at the benchmark rate plus an applicable spread, in each case subject to adjustment from time to time as the parties may agree.
Promissory Notes and Demand Deposits
As partial consideration for the transfer of our Brazilian regulated gas transmission operation and U.K. regulated distribution operation to BIPC in connection with the special distribution, BIPC issued to Brookfield Infrastructure loans payable of approximately $1,042 million in the aggregate pursuant to an interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited and an interest bearing promissory note issued by BIPC in favor of Holding LP. These promissory notes were subsequently assigned to another subsidiary of our partnership.
As partial consideration for exchangeable shares issued during the year ended December 31, 2021, BIPC established a loan receivable of approximately $1,114 million with Brookfield Infrastructure pursuant to a demand deposit with Brookfield Infrastructure Holdings (Canada) Inc. in favor of BIPC.
BIPC and Brookfield Infrastructure agreed to settle the loan payable balance outstanding in 2021 under the interest bearing promissory note issued by BUUK Bermuda Holdco Limited in favor of BIP (Barbados) Holdings II Limited of $260 million in exchange for an equivalent demand loan payable issued by BIPC Bermuda Holdco Limited in favor of BIP Bermuda Holdings X Limited.
During the year ended December 31, 2024, BIPC and our partnership agreed to partially settle the loan receivable outstanding from Brookfield Infrastructure for $401 million in exchange for dividends and a return of capital on the class C shares held by Brookfield Infrastructure.
BIPC and/or BIHC may, from time to time, enter into additional lending or borrowing arrangements with Brookfield Infrastructure. As a result, BIPC and/or BIHC may become party to promissory notes and other agreements related to such financing arrangements with Brookfield Infrastructure.
292 Brookfield Infrastructure

Equity Commitment
Brookfield Infrastructure has provided to BIHC an equity commitment in the amount of $1 billion. The equity commitment may be called by BIHC in exchange for the issuance of a number of class C shares or preferred shares (as defined below), as the case may be, to Brookfield Infrastructure, corresponding to the amount of the equity commitment called divided (i) in the case of a subscription for class C shares, by the fair market value of a class C share, and (ii) in the case of a subscription for preferred shares, $25.00. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Infrastructure continues to control BIHC and has the ability to elect a majority of its board of directors.
Conflicts of Interest
In order to effect the special distribution, BIPC acquired its business from Brookfield Infrastructure. In addition, as described above, a number of agreements and arrangements were entered into between BIPC and Brookfield Infrastructure to create BIPC, while keeping it as a part of our group. Given BIPC’s and BIHC’s ownership structure, the rationale for their formation and because each BIPC exchangeable share has been structured with the intention of providing an economic return equivalent to one unit, we expect that the interests of BIPC, BIHC and Brookfield Infrastructure will typically be aligned.
However, conflicts of interest might arise between BIPC, on the one hand, and Brookfield Infrastructure, on the other hand, including with respect to our shared voting control of BIHC. In order to assist BIPC in addressing such conflicts, BIPC’s board includes a non-overlapping director. John Mullen is currently serving as the non-overlapping member of BIPC’s board of directors. Mr. Mullen served on the board of directors of the General Partner since May 6, 2021 and resigned from such board of directors on August 2, 2022. As with conflicts between our group and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances and (iii) supports and reinforces BIPC’s and BIHC’s ownership structure, the rationale for their formation and the economic equivalence between the BIPC exchangeable shares and units. Our group will not generally consider it a conflict for BIPC, BIHC and Brookfield Infrastructure to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing.
BIPC and our partnership have been granted exemptive relief from the minority approval and formal valuation requirements in MI 61-101 for (i) related party transactions (as defined in MI 61-101) of our partnership with BIPC or BIPC’s subsidiary entities (as defined in MI 61-101) and (ii) related party transactions of BIPC with our partnership or our subsidiary entities, in each case subject to certain conditions.
Our partnership and BIPC have also been granted relief from the minority approval and formal valuation requirements of MI 61-101 for any related party transactions of BIPC with persons other than our partnership or subsidiary entities of our partnership, provided that, amongst other conditions, our partnership complies with the minority approval and formal valuation requirements of MI 61-101 for each such related party transaction of BIPC as though our partnership entered into such other related party transaction directly.

7.C    INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Brookfield Infrastructure 293

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
294 Brookfield Infrastructure

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
Brookfield Infrastructure 295

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
296 Brookfield Infrastructure

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
Under the support agreement between us, BIPC, BIPC Exchange LP and the other parties thereto (as amended, the “Support and Exchange Agreement”), the parties have covenanted that, so long as such BIPC Exchangeable LP Units not owned by us or our subsidiaries are outstanding, among other things: (a) BIPC will not declare or pay any distribution on BIPC exchangeable shares unless on the same day BIPC Exchange LP declares or pays, as the case may be, an equivalent distribution on the BIPC Exchangeable LP Units (b) our partnership will take all actions reasonably necessary to ensure that BIPC Exchange LP has sufficient money to pay such distribution; (c) BIPC will take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the BIPC Exchangeable LP Units are the same as those for any corresponding distributions on the BIPC exchangeable shares; and (d) BIP will take all actions reasonably necessary to ensure that the requisite number of BIPC exchangeable shares are delivered to holders of BIPC Exchangeable LP Units in the event of an exchange request by a holder of BIPC Exchangeable LP Units, a liquidation, dissolution or winding up of BIPC Exchange LP or a final exchange of BIPC Exchangeable LP Units, as the case may be.

Brookfield Infrastructure 297

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

The Series 1 Preferred Units are redeemable by our partnership on June 30 in every fifth year after June 30, 2020 for C$25.00 per Series 1 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 1 Preferred Units will have the right, at their option, to reclassify their Series 1 Preferred Units into Series 2 Preferred Units, subject to certain conditions, on June 30, 2025 and on June 30 every five years thereafter. The Series 3 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2020 for C$25.00 per Series 3 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 3 Preferred Units will have the right, at their option, to reclassify their Series 3 Preferred Units into Series 4 Preferred Units, subject to certain conditions, on December 31, 2025 and on December 31 every five years thereafter. The Series 9 Preferred Units are redeemable by our partnership on March 31 in every fifth year after March 31, 2023 for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2028 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2023 for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2028 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 15, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions. The Series 15 Preferred Units are issuable upon the
298 Brookfield Infrastructure

automatic exchange of the 5.000% subordinated notes due 2081 (the “2081 Notes”) issued by Alberta Finco in May 2021. Subject to early redemption provisions, the Series 15 Preferred Units are redeemable by our partnership any time on or after May 24, 2026 for $25.00 per Series 15 Preferred Unit, together with all accrued and unpaid distributions. The Series 16 Preferred Units are issuable upon the automatic exchange of the 7.250% subordinated notes issued by Alberta Finco in May and June
2024 (the “2084 Notes”). Subject to early redemption provisions, the Series 16 Preferred Units are redeemable by our partnership any time on or after May 31, 2029 for $25.00 per Series 16
Preferred Unit, together with all accrued and unpaid distributions. The Series 17 Preferred Units are issuable upon the automatic exchange of the fixed-to-fixed reset rate subordinated notes issued by Alberta Finco in November 2024 (the “2055 Notes”). Subject to early redemption provisions, the
Series 17 Preferred Units are redeemable by our partnership at any time from December 15, 2029 to and including March 15, 2030 and on March 15 and September 15 in each year thereafter, for
$1,000.00 per Series 17 Preferred Unit , together with all accrued and unpaid distributions.
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
Capital Contributions
Brookfield and our General Partner each contributed $1 to the capital of our partnership in order to form our partnership. Thereafter, Brookfield contributed to our partnership limited partnership interests of the Holding LP in exchange for Redeemable Partnership Units and our units, the latter of which were distributed by BN in the spin-off.
Brookfield Infrastructure 299

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

Holders of the Series 1 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 3.974% annually for the period ending June 30, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.56%. Holders of Series 2 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.56%. Holders of the Series 3 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending December 31, 2025. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.53%, and (ii) 5.50%. Holders of Series 4 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.53%. Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.642% annually for the period ending March 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.446% annually for the period ending December 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.000% annually. Holders of the Series 15 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2081 Notes (had such 2081 Notes remained outstanding). Holders of the Series 16 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2084 Notes (had such 2084 Notes remained outstanding). Holders of the Series 17 Preferred Units will be entitled to receive cumulative preferential cash distributions, if, as and when declared by the board, subject to applicable law at the same rate as would have accrued on the 2055 Notes (had the 2055 Notes remained outstanding).
300 Brookfield Infrastructure

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
Brookfield Infrastructure 301

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
302 Brookfield Infrastructure

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
Brookfield Infrastructure 303

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
304 Brookfield Infrastructure

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
Brookfield Infrastructure 305

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
306 Brookfield Infrastructure

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
Brookfield Infrastructure 307

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
308 Brookfield Infrastructure

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
Brookfield Infrastructure 309

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
310 Brookfield Infrastructure

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
Brookfield Infrastructure 311

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
312 Brookfield Infrastructure

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
Brookfield Infrastructure 313

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
Redemption-Exchange Mechanism
At any time, one or more wholly-owned subsidiaries of BN that hold Redeemable Partnership Units will have the right to require the Holding LP to redeem for cash all or a portion of the Redeemable Partnership Units held by such subsidiary, subject to our partnership’s right of first refusal, as described below. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to the Holding LP and our partnership. After presentation for redemption, such redeeming subsidiary will receive, subject to our partnership’s right of first refusal, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, our partnership will have a right of first refusal entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to the Holding LP for redemption in exchange for units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to the Holding LP’s units so redeemed will cease.
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
314 Brookfield Infrastructure

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
Brookfield Infrastructure 315

Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis going forward. The figures used below are for illustrative purposes only and are not indicative of Brookfield Infrastructure’s expectations.

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.4050		$1.6200
First distribution threshold		$0.1218		$0.4872
Total units of Holding LP	792
Total first distribution			$96		$384
Distribution in excess of first distribution threshold		$0.0102		$0.0408
Total units of Holding LP	792
Second distribution to partners			$8		$32
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$9		$36
Distribution in excess of second distribution threshold		$0.2730		$1.0920
Total units Holding LP	792
Third distribution to partners			$216		$864
25% incentive distribution to the holder of Special General Partner Units			73		292
Total third distribution			$289		$1,156
Total distributions to partners (including incentive distributions)			$394		$1,576
Total incentive distributions to the holder of Special General Partner Units			$74		$296
The table below sets forth the incentive distributions for the years ended December 31, 2024, 2023 and 2022 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Incentive Distributions	$295	$266	$240
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
316 Brookfield Infrastructure

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
Brookfield Infrastructure 317

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
318 Brookfield Infrastructure

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
Brookfield Infrastructure 319

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
320 Brookfield Infrastructure

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
Brookfield Infrastructure 321

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
322 Brookfield Infrastructure

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
Brookfield Infrastructure 323

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
324 Brookfield Infrastructure

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

Brookfield Infrastructure 325

BIPC
BIPC was formed under the BCBCA. BIPC was established by Brookfield Infrastructure as a vehicle to own and operate certain infrastructure assets on a global basis. Specifically, its operations consist principally of the ownership and operation of regulated gas transmission systems in Brazil, a regulated distribution operations in the United Kingdom, and a global intermodal logistics operation, but upon Brookfield’s recommendation and allocation of opportunities to BIPC, it is intended that BIPC will seek acquisition opportunities in other sectors with similar attributes and in which an operations-oriented approach to create value can be deployed.
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
Further, the BIPC exchangeable shares are held by public shareholders, and the class B shares are held by our partnership. Dividends on each BIPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each unit. Our partnership’s ownership of class B shares entitles it to receive dividends as and when declared by the board of directors of BIPC. The holders of the BIPC exchangeable shares are entitled to one vote for each BIPC exchangeable share held at all meetings of BIPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BIPC are entitled to vote separately as a class or series. The holders of the class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BIPC exchangeable shares. Except as otherwise expressly provided in the notice of articles and articles of BIPC or as required by law, the holders of BIPC exchangeable shares and class B shares will vote together and not as separate classes. In addition, Brookfield directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares which are exchangeable on a one-for-one basis for exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of our company) or units. Brookfield’s holding of the class A.2 exchangeable shares entitle it to receive dividends from BIHC equivalent to the dividends received by holders of BIPC exchangeable shares. Holders of class A.2 exchangeable shares have no voting rights. Refer to the most recently filed annual report on Form 20-F of BIPC for additional information.
BIPC’s authorized share capital consists of (i) an unlimited number of BIPC exchangeable shares; and (ii) an unlimited number of class B shares.
326 Brookfield Infrastructure

As of March 20, 2025, there were approximately 119.0 million BIPC exchangeable shares and 31,909 class B shares outstanding. Additionally, there were approximately 13.0 million class A.2 exchangeable shares outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
1.Amended and Restated Master Services Agreement, as amended from time to time, by and among the Service Recipients, BN, the Service Providers and others described under Item 6.A. “Directors and Senior Management—Our Master Services Agreement”;
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
4.Amended and Restated Relationship Agreement by and among our partnership, the Holding LP, the Holding Entities, the Service Providers and BN, described under Item 7.B. “Related Party Transactions—Relationship Agreement”;
5.Registration Rights Agreement, dated December 4, 2007, between our partnership and BN, described under Item 7.B “Related Party Transactions—Registration Rights Agreement”;
6.Indenture by and among Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
7.Sixth Supplemental Indenture dated September 10, 2018 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
8.Guarantee dated September 10, 2018 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
9.Seventh Supplemental Indenture dated October 7, 2019 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
Brookfield Infrastructure 327

10.Guarantee dated October 7, 2019 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
11.Eighth Supplemental Indenture dated September 1, 2020 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
12.Guarantee dated September 1, 2020 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
13.Guarantee indenture dated March 30, 2020 among BIPC Holdings Inc., our partnership and Computershare Trust Company of Canada, in respect of certain of the Class A Preferred Units, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
16.Ninth Supplemental Indenture dated April 25, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
17.Guarantee dated April 25, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
18.Tenth Supplemental Indenture dated April 25, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
19.Guarantee dated April 25, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
20.Eleventh Supplemental Indenture dated November 14, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
328 Brookfield Infrastructure

21.Guarantee dated November 14, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
22.Twelfth Supplemental Indenture dated November 14, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
23.Guarantee dated November 14, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
24.Thirteenth Supplemental Indenture dated July 27, 2023 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
25.Guarantee dated July 27, 2023 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
26.Fourteenth Supplemental Indenture dated July 27, 2023 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
27.Guarantee dated July 27, 2023 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
28.Support Agreement, dated October 15, 2018, as amended from time to time, between our partnership and Exchange LP described under Item 10.B “Memorandum and Articles of Association — Description of Our Units, Preferred Units and Our Limited Partnership Agreement — Exchange LP Units and the Support Agreement”;
29.Indenture dated May 24, 2021 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
30.First Supplemental Indenture dated May 24, 2021 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company
Brookfield Infrastructure 329

of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
31.Second Supplemental Indenture dated May 31, 2024 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
32.Third Supplemental Indenture dated November 29, 2024 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
33.Support Agreement, dated August 20, 2021, as amended from time to time, between BIHC, our partnership, BIPC Exchange LP, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. described under Item 10.B “Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement - BIPC Exchangeable LP Units and the Support and Exchange Agreement”;
34.Indenture dated January 21, 2022 between Bermuda Holdco, our partnership, the Holding LP, Alberta Finco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources — Supplemental Financial Information — Bermuda Holdco”;
35.First Supplemental Indenture dated January 21, 2022 between Bermuda Holdco, our partnership, the Holding LP, Alberta Finco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”; and
36.Pairing Agreement, dated December 24, 2024, among BIPC, BIHC and our partnership described under Item 7.B “Related Party Transactions—Relationship with BIPC and BIHC —BIPC Pairing Agreement”.
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
330 Brookfield Infrastructure

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
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
Brookfield Infrastructure 331

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
332 Brookfield Infrastructure

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
Brookfield Infrastructure 333

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
334 Brookfield Infrastructure

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
Brookfield Infrastructure 335

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
336 Brookfield Infrastructure

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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our partnership’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income, and the 20% deduction for such amounts is not available for taxable years beginning after December 31, 2025.
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
Brookfield Infrastructure 337

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
338 Brookfield Infrastructure

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units during the taxable year ending December 31, 2025. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. We may also decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure” below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
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

Brookfield Infrastructure 339

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis (a “Mark-to-Market Election”). Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, no assurance can be provided that any of our existing or future Holding Entities or operating entities classified as a PFIC will be publicly traded. Thus, the Mark-to-Market Election may not be available to a U.S. Holder with respect to its indirect ownership interest through our partnership in any PFIC.
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
340 Brookfield Infrastructure

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
Brookfield Infrastructure 341

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
342 Brookfield Infrastructure

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
Brookfield Infrastructure 343

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
344 Brookfield Infrastructure

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
Brookfield Infrastructure 345

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
346 Brookfield Infrastructure

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
Brookfield Infrastructure 347

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
348 Brookfield Infrastructure

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
Brookfield Infrastructure 349

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
This summary is based on the current provisions of the Tax Act and the current published administrative and assessing policies and practices of the CRA. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors.
350 Brookfield Infrastructure

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
Brookfield Infrastructure 351

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
352 Brookfield Infrastructure

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
Brookfield Infrastructure 353

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
In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership’s taxation year is less than 365 days. Bill C-59, which received royal assent on June 20, 2024, implements the interest deductibility limitations announced in the 2021 Canadian federal budget (the “EIFEL Rules”). The EIFEL Rules would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of our partnership will be attributed to Canadian Holders that are corporations or trusts to the extent of their interest in our partnership. Where a Canadian Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of our partnership), the Canadian Holder will be required to include an amount in income in respect of its share of our partnership’s interest and financing expenses (effectively reversing the Canadian Holder’s allocable share of the deduction by our partnership in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Canadian Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, the EIFEL Rules generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Canadian Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.
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
354 Brookfield Infrastructure

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
Brookfield Infrastructure 355

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
356 Brookfield Infrastructure

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
Brookfield Infrastructure 357

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
358 Brookfield Infrastructure

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
Taxation of Capital Gains and Capital Losses
In general, one-half of a capital gain realized by a Canadian Holder must be included in computing such Canadian Holder’s income as a taxable capital gain and one-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.
Brookfield Infrastructure 359

Special rules in the Tax Act may apply to disallow the preferential capital gains inclusion rate on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Our General Partner does not expect these rules to apply to any disposition of our units.
A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Canadian Holders are advised to consult their own tax advisors in this regard.
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
360 Brookfield Infrastructure

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
Brookfield Infrastructure 361

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
BERMUDA TAX CONSIDERATIONS
The Corporate Income Tax Act 2023 (“Bermuda Tax Act”) came into operation in its entirety on January 1, 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, the impact to our partnership and Holding LP due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.
Save for the CIT referenced above which may be applicable to certain persons, there are no taxes on profits, income or dividends in Bermuda nor is there any capital gains tax, estate duty or death duty other than with respect to those ordinarily resident in Bermuda, if any. Profits can be accumulated and it is not obligatory to pay dividends.
Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976) save for with respect to certain types of Bermuda property. Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
362 Brookfield Infrastructure

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
Brookfield Infrastructure 363

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
364 Brookfield Infrastructure

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.
Excluded from our evaluation were internal controls over financial reporting at Cyxtera Technologies Inc., for which control was acquired on January 12, 2024, and ATC Telecom Infrastructure Private Limited, for which control was acquired on September 12, 2024. The financial statements of these entities constitute, in aggregate, 6.2% of total assets, 7.0% of partnership capital, 5.2% of revenues, and -2.9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2024.
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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Brookfield Infrastructure 365

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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP (PCAOB ID No. 1208), to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2024(1)		2023(2)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(3)	$13,986	53%	$17,489	97%
Audit-related fees(4)	12,148	46%	524	3%
Tax fees(5)	176	1%	35	—%
All other fees(6)	—	—%	23	—%
Total	$26,310	100%	$18,071	100%

(1)Fees in 2024 include $3.4 million of audit fees and $1.0 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(2)Fees in 2023 include $3.7 million of audit fees and $0.1 million of audit related fees in connection with Brookfield Infrastructure Corporation.
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
366 Brookfield Infrastructure

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
In November 2024, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase our units or preferred units, as applicable, should they be trading in price ranges that do not fully reflect their value. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 5% of our units, representing approximately 23,088,572 of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 126,133 units on the TSX during any trading day.
The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 1 Preferred Units, 498,926 Series 3 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,507 Series 1 Preferred Units, 1,000 Series 3 Preferred Units, 1,112 Series 9 Preferred Units and 1,340 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence on December 2, 2024 and will terminate on December 1, 2025 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
In the year ended December 31, 2024, we did not repurchase any units or Class A Preferred Units under our normal course issuer bid. In the year ended December 31, 2024, BN did not purchase any units under our normal course issuer bid.

ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Our corporate governance practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
Brookfield Infrastructure 367

ITEM 16H.    MINE SAFETY DISCLOSURES
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted the insider trading policy of BN, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this annual report on Form 20-F.

368 Brookfield Infrastructure

ITEM 16K. CYBERSECURITY

Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by BN.
We believe our cybersecurity program is reasonably designed to materially protect the integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute of Standards and Technology Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.
In addition, all employees regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We continue to focus on readying our assets by implementing a standard way to test the systems of our portfolio companies annually through cyber readiness drills. These drills consist of simulations of potential threats in which companies need to detect, protect against, and recover from an attack. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. The Chief Information Officer (“CISO”) appointed by BN’s executive management pursuant to the EISP is responsible for modifying our group’s policies, standards, and guidance as needed to adjust to this changing environment.
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
Brookfield Infrastructure 369

Governance
Cybersecurity at our partnership is overseen by our General Partner’s board of directors, the audit committee and management, as well as by BN, through the EISP described above.
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
The CISO works closely with BN’s senior management, legal counsel and external counsel to develop and monitor BN’s data protection, privacy and cybersecurity program and policies, including such policies that apply to our partnership. The CISO provides periodic reports to the audit committee of BN, which subsequently reports to the board of directors of BN about data protection and cybersecurity risks and issues.
In addition, BN has established a Cybersecurity Committee, led by the CISO, and composed of representatives from BN’s operating businesses including our partnership. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.
The CISO has over 20 years’ experience in cybersecurity oversight and the remaining Cybersecurity Committee members have an average of approximately 7 years of cybersecurity experience.

370 Brookfield Infrastructure

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

1.8
Sixth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated May 31, 2024-incorporated by reference to Exhibit 4.3 to our partnership’s Form 6-K filed May 31, 2024.

1.9	Seventh Amendment to the Amended and Restated Limited Partnership Agreement of
Brookfield Infrastructure Partners L.P., dated November 29, 2024-incorporated by reference to
Exhibit 4.3 to our partnership’s Form 6-K filed November 29, 2024.
2.1	Description of Securities*
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

Brookfield Infrastructure 371

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

4.9	Eighth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield
Infrastructure L.P., dated June 10, 2022-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed June 13, 2022.
4.10	Ninth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated May 31, 2024-incorporated by reference to Exhibit 4.4.
4.11	Tenth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated November 29, 2024-incorporated by reference to Exhibit 4.4.
4.12	Eleventh Amendment to the Amended and Restated Limited Partnership Agreement of
Brookfield Infrastructure L.P., dated December 24, 2024-incorporated by reference to Exhibit
99.1 to our partnership’s Form 6-K filed December 27, 2024.
4.13
Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.- incorporated by reference to Exhibit 4.9 to our partnership’s Annual Report on Form
20-F filed March 18, 2024.

4.14	First Amendment to the Amended and Restated Master Services Agreement dated December 24,
2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P.,
Brookfield Infrastructure L.P., and others.-incorporated by referenced to Exhibit 99.2 to our partnership’s Form 6-K filed December 27, 2024.
4.15
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation)-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

4.16
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

4.18
Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

4.19
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 10, 2018.

372 Brookfield Infrastructure

4.20
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

Brookfield Infrastructure 373

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

4.35
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed July 27, 2023.

4.36
Fourteenth Supplemental Indenture, dated July 27, 2023, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed July 27, 2023.

4.37
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed July 27, 2023.

4.38
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

4.39
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

4.40	Second Supplemental Indenture dated May 31, 2024, by and among Brookfield Infrastructure
Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP
Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield
Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and
Computershare Trust Company N.A.-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6 K filed May 31, 2024.
4.41	Third Supplemental Indenture dated November 29, 2024, by and among Brookfield
Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure
L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc.,
Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada
and Computershare Trust Company N.A.-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6 K filed November 29, 2024.
4.42
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

374 Brookfield Infrastructure

4.43
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

4.44
Support Agreement dated August 20, 2021, by and among Brookfield Infrastructure Corporation (now known as Brookfield Infrastructure Holdings Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.-incorporated by reference to Exhibit 4.30 to our partnership’s Annual Report on Form 20-F filed March 9, 2022.

4.45	First Amendment to the Support Agreement dated December 24, 2024, by and among Brookfield
Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure
Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange
GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.- incorporated by reference to
Exhibit 99.4 to our partnership’s Form 6 K filed December 27, 2024.
4.46	Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation,
Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P.
-incorporated by referenced to Exhibit 99.5 to our partnership’s Form 6-K filed December 27,
2024.
8.1	Significant Subsidiaries of Brookfield Infrastructure Partners L.P. - incorporated by reference to Item 4.C, “Organizational Structure”.
11.1	Personal Trading Policy - incorporated by reference to Exhibit 11.1 to our partnership’s Annual Report on Form 20-F filed March 18, 2024.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1	Consent of Deloitte LLP*
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities - incorporated by reference to Exhibit 22.1 to our partnership’s Form F-3 filed January 11, 2022.
97.1	Clawback Policy - incorporated by reference to Exhibit 97.1 to our partnership’s Annual Report on Form 20-F filed March 18, 2024.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure 375

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 21, 2025	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

376 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2024
and 2023 and for the years ended December 31, 2024, 2023 and 2022	F-7
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2024 and 2023, the related consolidated statements of operating results, comprehensive income, partnership capital, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2025, expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
F-2 Brookfield Infrastructure

Fair Value of Investment Properties and Revaluation of Property, Plant and Equipment - Refer to Notes 3, 14 and 17 to the financial statements
Critical Audit Matter Description
The Partnership has elected the revaluation method for all classes of property, plant and equipment and the fair value model to account for assets classified as investment property. Subsequent to initial recognition, the Partnership measures investment properties and certain classes of property, plant and equipment at fair value on the statement of financial position using a discounted cash flow approach.
While there are several assumptions that are required to determine the fair value of property, plant and equipment and investment properties, the significant inputs with the highest degree of subjectivity and impact on fair value are the future revenues, terminal value multiples and discount rates for those classes of property, plant and equipment where such inputs significantly impact the revaluation. Given the revaluation of property, plant and equipment and fair valuation of investment properties requires management to make significant assumptions relating to the significant inputs of future revenues, terminal value multiples and discount rates, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future revenues, terminal value multiples and discount rates for certain classes of property, plant and equipment and investment properties included the following, among others:
•Evaluated the effectiveness of controls over fair valuation and revaluation, including those over the unobservable estimates of future revenues, terminal value multiples and discount rates.
•Evaluated management’s ability to accurately estimate future revenues by comparing actual results to management’s historical forecasts.
•Assessed the reasonableness of management’s estimated future revenues by considering historical results and observable independent macroeconomic data, where applicable.
•With the assistance of fair value specialists, we evaluated the reasonableness of the terminal value multiples and discount rates, by (1) testing the source information underlying the terminal value multiples and discount rates, and (2) developing a range of independent estimates and comparing those to the terminal value multiples and discount rates selected by management.
Acquisition of ATC Telecom Infrastructure Private Limited - Refer to Notes 3 and 7 to the financial statements
Critical Audit Matter Description
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
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimate with the greatest measurement uncertainty for the largest acquisition (ATC Telecom Infrastructure Private Limited (“ATC”)) was the discount rates used in

Brookfield Infrastructure F-3

the valuation of intangible assets. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of the ATC business included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of intangibles, including those over the discount rates used in the valuations.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rates, by (1) testing the source information underlying the discount rates, and (2) developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 21, 2025

We have served as the Partnership’s auditor since 2007.
F-4 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Partnership and our report dated March 21, 2025, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Cyxtera Technologies Inc. (“Cyxtera”), which was acquired January 12, 2024, and ATC Telecom Infrastructure Private Limited (“ATC”), which was acquired on September 12, 2024. The financial statements of these entities constitute, in aggregate, 6.2% of total assets, 7.0% of partnership capital, 5.2% of revenues, and -2.9% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Cyxtera and ATC.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 21, 2025

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	8, 9	$2,071	$1,857
Financial assets	8, 10	669	934
Accounts receivable and other	8, 11	4,455	4,676
Inventory	12	454	512
Assets classified as held for sale	6	1,958	—
Current assets		9,607	7,979
Property, plant and equipment	14	50,847	48,546
Intangible assets	15	14,521	15,845
Investments in associates and joint ventures	13	5,672	5,402
Investment properties	17	5,063	4,333
Goodwill	16	14,101	14,488
Financial assets	8, 10	726	607
Other assets	11	3,933	3,477
Deferred income tax asset	27	120	107
Total assets		$104,590	$100,784
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	8, 18	5,758	5,402
Corporate borrowings	8, 20, 21	850	1,517
Non-recourse borrowings	8, 20	2,838	4,442
Financial liabilities	8, 19	248	344
Liabilities directly associated with assets classified as held for sale	6	1,209	—
Current liabilities		10,903	11,705
Corporate borrowings	8, 20, 21	3,692	3,394
Non-recourse borrowings	8, 20	43,714	36,462
Financial liabilities	8, 19	2,532	2,531
Other liabilities(1)	18	6,209	4,753
Deferred income tax liability	27	7,667	7,903
Preferred shares	7, 21	20	20
Total liabilities		74,737	66,768
Partnership capital
Limited partners	28	4,704	5,321
General partner	28	27	28
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	1,926	2,190
BIPC exchangeable shares and class A.2 exchangeable shares	28	1,355	1,533
Exchangeable units(2)	28	62	72
Perpetual subordinated notes	28	293	293
Interest of others in operating subsidiaries		20,568	23,661
Preferred unitholders	28	918	918
Total partnership capital		29,853	34,016
Total liabilities and partnership capital		$104,590	$100,784

(1)$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2024	2023	2022
Revenues	4	$21,039	$17,931	$14,427
Direct operating costs	14, 15, 24	(15,676)	(13,470)	(10,510)
General and administrative expenses		(405)	(413)	(433)
		4,958	4,048	3,484
Interest expense	23	(3,387)	(2,501)	(1,855)
Share of earnings from investments in associates and joint ventures	13	439	459	12
Mark-to-market (losses) gains	8	(26)	(118)	173
Other (expense) income	5, 7	(31)	141	121
Income before income tax		1,953	2,029	1,935
Income tax expense
Current	27	(594)	(576)	(474)
Deferred	27	324	(5)	(86)
Net income		$1,683	$1,448	$1,375

Attributable to:
Limited partners		$57	$102	$101
General partner		294	265	240
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		23	42	42
BIPC exchangeable shares and class A.2 exchangeable shares		16	21	24
Exchangeable units(1)		1	2	—
Interest of others in operating subsidiaries		1,292	1,016	968
Basic and diluted income per unit attributable to:
Limited partners	28	$0.04	$0.14	$0.14

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details
F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2024	2023	2022
Net income		$1,683	$1,448	$1,375
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus	14	1,419	791	406
Unrealized actuarial gains (losses)		78	(8)	160
Taxes on the above items	27	(252)	(168)	(152)
Share of income from investments in associates and joint ventures	13	147	159	89
		1,392	774	503

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		(1,417)	795	(1,365)
Cash flow hedge	8	(8)	(466)	547
Net investment hedge	8	41	(34)	229
Taxes on the above items	27	39	61	(162)
Share of income (losses) from investments in associates and joint ventures	13	214	(251)	396
		(1,131)	105	(355)
Total other comprehensive income		261	879	148
Comprehensive income		$1,944	$2,327	$1,523

Attributable to:
Limited partners	29	$159	$321	$338
General partner	29	295	267	240
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	29	65	132	149
BIPC exchangeable shares and class A.2 exchangeable shares	29	44	83	84
Exchangeable units(1)	29	2	5	2
Interest of others in operating subsidiaries		1,379	1,519	710

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries(7)	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016
Net income	—	57	—	—	57	294	23	16	1	1,292	—	—	1,683
Other comprehensive income	—	—	—	102	102	1	42	28	1	87	—	—	261
Comprehensive income	—	57	—	102	159	295	65	44	2	1,379	—	—	1,944
Unit issuance(2)	11	—	—	—	11	—	—	—	—	—	—	—	11
Partnership distributions(3)	—	(748)	—	—	(748)	(296)	(312)	(212)	(8)	—	—	—	(1,576)
Partnership preferred distributions(3)	—	(40)	—	—	(40)	—	(16)	(12)	—	—	—	—	(68)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	493	—	—	493
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,425)	—	—	(2,425)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,924)	—	—	(1,924)
Other items(1),(2),(5)	3	(5)	3	—	1	—	(1)	2	(4)	(616)	—	—	(618)
Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853

(1)Refer to Note 29, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 28, Partnership Capital.
(3)Refer to Note 30, Distributions.
(4)Refer to Note 7, Acquisition of Businesses.
(5)Principally comprised of the deconsolidation of our non-controlling interest in our Peruvian toll road operation. Refer to Note 34, Related Party Transactions.
(6)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(7)$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2022	6,092	(2,657)	1,456	481	5,372	27	2,263	1,289	72	15,320	293	918	25,554
Net income	—	102	—	—	102	265	42	21	2	1,016	—	—	1,448
Other comprehensive income	—	—	—	219	219	2	90	62	3	503	—	—	879
Comprehensive income	—	102	—	219	321	267	132	83	5	1,519	—	—	2,327
Unit issuance(2),(4)	12	—	—	—	12	—	—	751	—	—	—	—	763
Unit repurchases(2)	(12)	(13)	—	—	(25)	—	—	—	—	—	—	—	(25)
Partnership distributions(3)	—	(701)	—	—	(701)	(269)	(298)	(176)	(9)	—	—	—	(1,453)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(16)	(9)	—	—	—	—	(63)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	9,522	—	—	9,522
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,247)	—	—	(2,247)
Other items(1),(2)	104	61	239	(24)	380	3	109	(405)	4	(81)	—	—	10
Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016

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

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest—in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes(2)	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2021	6,074	(2,125)	1,430	323	5,702	31	2,408	1,369	85	15,658	—	1,138	26,391
Net income	—	101	—	—	101	240	42	24	—	968	—		1,375
Other comprehensive income (loss)	—	—	—	237	237	—	107	60	2	(258)	—	—	148
Comprehensive income	—	101	—	237	338	240	149	84	2	710	—	—	1,523
Unit issuance(2)	13	—	—	—	13	—	—	—	—	—	—	—	13
Partnership distributions(3)	—	(660)	—	—	(660)	(244)	(277)	(160)	(11)	—	—	—	(1,352)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(19)	(9)	—	—	—	—	(66)
Disposition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	(494)	—	—	(494)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(751)	—	—	(751)
Preferred units redeemed(2)	—	(14)	—	—	(14)	—	(9)	—	—	—	—	(220)	(243)
Issuance of perpetual subordinated notes(2)	—	—	—	—	—	—	—	—	—	—	293	—	293
Other items(1),(2)	5	79	26	(79)	31	—	11	5	(4)	197	—	—	240
Balance as at December 31, 2022	$6,092	$(2,657)	$1,456	$481	$5,372	$27	$2,263	$1,289	$72	$15,320	$293	$918	$25,554

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

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2024	2023	2022
Operating Activities
Net income		$1,683	$1,448	$1,375
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	(156)	323	563
Depreciation and amortization expense	14, 15	3,644	2,739	2,158
Mark-to-market, provisions and other	5, 7	32	201	(147)
Deferred income tax expense	27	(324)	5	86
Changes in non-cash working capital, net	38	(226)	(638)	(904)
Cash from operating activities		4,653	4,078	3,131

Investing Activities
Acquisition of subsidiaries, net of cash acquired	7	(2,523)	(10,747)	(479)
Disposal of subsidiaries and assets held for sale, net of cash disposed		77	602	198
Investments in associates and joint ventures	13	(350)	(1,098)	(864)
Disposal of investments in associates and joint ventures	13	—	1,107	275
Purchase of long lived assets	14, 15, 17	(4,975)	(2,487)	(2,775)
Disposal of long lived assets	14, 15, 17	609	162	41
Purchase of financial assets		(677)	(524)	(659)
Sale of financial assets		1,027	715	720
Net settlement of foreign exchange hedging items		37	—	178
Other investing activities	14	(126)	(720)	—
Cash used by investing activities		(6,901)	(12,990)	(3,365)

Financing Activities
Distributions to general partner	30	(296)	(269)	(244)
Distributions to other unitholders	30	(1,348)	(1,247)	(1,174)
Subsidiary distributions to non-controlling interest		(1,454)	(2,247)	(751)
Capital provided (to) by non-controlling interest	7	(1,724)	8,195	293
Disposal of partial interest to non-controlling interest, net of taxes.	5	—	124	—
Net (repayment) proceeds from commercial paper program	20	(139)	525	33
Proceeds from corporate borrowings	20	448	513	995
Repayment of corporate borrowings	20	(531)	—	—
Proceeds from corporate credit facility	20	2,842	6,320	3,225
Repayment of corporate credit facility	20	(2,764)	(6,194)	(3,129)
Proceeds from non-recourse borrowings	20	24,322	13,703	8,885
Repayment of non-recourse borrowings	20	(15,607)	(9,213)	(6,392)
Settlement of deferred consideration	19	—	—	(1,224)
Net preferred units (redeemed) issued	28	—	—	(243)
Partnership units repurchased, net of costs and issuances	28	11	(13)	13
Lease liability repaid		(415)	(283)	(233)
Other financing activity		(733)	(495)	2
Cash from financing activities		2,612	9,419	56

Cash and cash equivalents
Change during the year		364	507	(178)
Impact of foreign exchange on cash		(150)	71	88
Cash reclassified as held for sale		—	—	(37)
Balance, beginning of year		1,857	1,279	1,406
Balance, end of year		$2,071	$1,857	$1,279
Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
On December 24, 2024, the partnership, Brookfield Infrastructure Holdings Corporation (“BIHC”) and BIPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX.
Holders of BIPC exchangeable shares hold an aggregate 25.0% voting interest in BIPC. The partnership holds all of the issued and outstanding class B multiple voting shares, or class B shares, of BIPC, which represents a 75.0% voting interest. The class B shares entitle the partnership to all of the residual value in BIPC after payment in full of the amount due to holders of BIPC exchangeable shares.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s material or significant wholly-owned subsidiaries as of December 31, 2024 and 2023:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2024	2023
Transport
Australian rail operation	Arc Infrastructure WA Pty Ltd	Australia	100	100
The following table presents details of material or significant non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2024	2023	2024	2023
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	92	92
Colombian natural gas distribution operation	Vanti S.A. ESP(1)	Colombia	21	21	75	75
Brazilian electricity transmission operation	Transmissora Sertaneja de Eletricidade S.A.(1),(2) Chimarrão Transmissora de Energia S.A.(1),(2)	Brazil	31	31	100	100
European residential infrastructure operation	Thermondo GmbH	Germany	14	13	57	55
North American residential decarbonization infrastructure business	Enercare Inc.(1) Metergy Group Holdings Limited(1) Service Experts Holdings Limited(1)	Canada U.S.	26	26	100	100
North American residential decarbonization infrastructure business	HomeServe USA Holding Corp(1),(2)	U.S.	26	26	100	100
European residential decarbonization infrastructure business	HomeServe Limited(1),(2)	U.K.	25	25	100	100
Indian gas transmission operation	Pipeline Infrastructure Limited(1)	India	21	21	100	100
Transport
North American rail operation	Genesee & Wyoming Inc.(1)	U.S.	9	9	72	72
U.K. ports operation	PD Ports Limited(1)	U.K.	59	59	100	100
Australian port operation	Linx Cargo Care Group Pty Ltd(1),(3)	Australia	27	27	100	100
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2024	2023	2024	2023
Global intermodal logistics operation	Triton International Limited(1),(2)	Bermuda	27	28	100	100
Midstream
North American gas storage operation	Warwick Gas Storage L.P.(1)	Canada	25	25	100	100
North American gas storage operation	Lodi Gas Storage LLC(1)	U.S.	40	40	100	100
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)	U.S.	40	40	100	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(1)	Canada	56	56	100	100
Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1)	Canada	29	29	100	100
Data
U.S. colocation data center operation	Evoque Consolidated Holdings LLC(1) Phoenix Data Center Holdings LLC(1),(2)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1)	Australia	29	29	100	100
Indian telecom tower operation	Summit Digitel Infrastructure Limited(1),(3) Crest Digitel Private Limited(1),(3) Elevar Digitel Infrastructure Private Limited(1),(2),(4)	India	16	16	100	100
U.K. wireless infrastructure operation	Westray BidCo Limited(1)	U.K.	24	24	100	100
European hyperscale data center platform	Cumulus SA (together with its subsidiaries “Data4 Group” or “Data4”)(1),(2)	Luxembourg	18	19	100	100
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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
(4)Formerly known as ATC Telecom Infrastructure Private Limited.

F-18 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 21, 2025.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 60 years
Transmission stations, towers and related fixtures	Up to 50 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 50 years
Network systems	Up to 60 years
Track	Up to 40 years
Intermodal containers	Up to 20 years
Pipelines and gas storage assets	Up to 80 years
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Public service concessions that provide Brookfield Infrastructure the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as an intangible asset under IFRIC 12, Service Concession Arrangements.
Concession arrangements were acquired as part of the acquisition of the Brazilian regulated gas transmission operation, Brazilian electricity transmission operation and Indian toll roads were initially recognized at their fair values. The intangible assets at the Brazilian regulated gas transmission operation and Brazilian electricity transmission operation relate to concession contracts. For our Brazilian regulated gas transmission operation, the concession arrangement provides the business with the right to operate the asset perpetually. As a result, the asset is amortized over its estimated useful life. For our Brazilian electricity transmission operation, the intangible asset is amortized on a straight-line basis over the life of the contractual arrangement.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
F-26 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Data
Revenues from data transmission and distribution operations are derived from contracts with media broadcasting and telecom customers to access infrastructure, and revenue from data storage operations are generated from providing data storage services to enterprise customers. These contracts consist of performance obligations that are satisfied over time in accordance with the underlying agreements. The payment terms require upfront and recurring payments to utilize space on towers to host the customers’ equipment at our data transmission and distribution operations, and to receive dedicated or colocated data storage services, mainly leased space and power, at our data storage operations. The differing payment terms do not constitute separate performance obligations as revenue is recognized over time for the period the services are provided.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
Recently adopted accounting standards
Brookfield Infrastructure applied new and revised standards issued by the IASB which are applicable to our partnership beginning on or after January 1, 2024. The impact of these amendments on our partnership’s accounting policies are as follows:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, and has been adopted as of this date. The amendment did not have a material impact on the financial position of the partnership.

International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)

The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.
F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Future accounting policies

IAS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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

FOR THE YEAR ENDED DECEMBER 31, 2024 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$2,667	$2,505	$1,667	$903	$—	$7,742	$(1,973)	$15,270	$21,039
Costs attributed to revenues(3)	(1,415)	(859)	(693)	(306)	—	(3,273)	580	(9,339)	(12,032)
General and administrative costs	—	—	—	—	(405)	(405)	—	—	(405)
Other (expense) income	(118)	(23)	(5)	2	198	54	59	(351)	(238)
Interest expense	(374)	(399)	(344)	(266)	(267)	(1,650)	393	(2,130)	(3,387)
FFO	760	1,224	625	333	(474)	2,468
Depreciation and amortization						(1,681)	468	(2,431)	(3,644)
Deferred taxes						57	(22)	289	324
Mark-to-market on hedging items and other						(453)	56	(16)	(413)
Share of earnings from associates						—	439	—	439
Net income attributable to non-controlling interest						—	—	(1,292)	(1,292)
Net income attributable to partnership(4)						$391	$—	$—	$391
F-34 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

FOR THE YEAR ENDED DECEMBER 31, 2023 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$2,655	$2,065	$1,736	$668	$—	$7,124	$(2,125)	$12,932	$17,931
Costs attributed to revenues(3)	(1,328)	(830)	(741)	(221)	—	(3,120)	783	(8,394)	(10,731)
General and administrative costs	—	—	—	—	(413)	(413)	—	—	(413)
Other (expense) income	(115)	(11)	(23)	—	186	37	47	(336)	(252)
Interest expense	(333)	(336)	(288)	(172)	(211)	(1,340)	372	(1,533)	(2,501)
FFO	879	888	684	275	(438)	2,288
Depreciation and amortization						(1,429)	477	(1,787)	(2,739)
Deferred taxes						(30)	(18)	43	(5)
Mark-to-market on hedging items and other						(397)	5	91	(301)
Share of earnings from associates						—	459	—	459
Net income attributable to non-controlling interest						—	—	(1,016)	(1,016)
Net income attributable to partnership(4)						$432	$—	$—	$432

FOR THE YEAR ENDED DECEMBER 31, 2022 US$ MILLIONS	Total attributable to Brookfield Infrastructure						Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)

	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$1,872	$1,855	$1,661	$586	$—	$5,974	$(2,470)	$10,923	$14,427
Costs attributed to revenues(3)	(771)	(773)	(724)	(241)	—	(2,509)	1,241	(7,084)	(8,352)
General and administrative costs	—	—	—	—	(433)	(433)	—	—	(433)
Other (expense) income	(86)	(6)	(3)	7	134	46	29	(313)	(238)
Interest expense	(276)	(282)	(191)	(113)	(129)	(991)	314	(1,178)	(1,855)
FFO	739	794	743	239	(428)	2,087
Depreciation and amortization						(1,282)	507	(1,383)	(2,158)
Deferred taxes						(113)	(15)	42	(86)
Mark-to-market on hedging items and other						(285)	382	(39)	58
Share of earnings from associates						—	12	—	12
Net income attributable to non-controlling interest						—	—	(968)	(968)
Net income attributable to partnership(4)						$407	$—	$—	$407

(1)The above table reconciles Brookfield Infrastructure’s share of results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
(2)Revenues on a consolidated basis were $8,295 million (2023: $7,862 million, 2022: $5,238 million) from our utilities segment, $4,969 million (2023: $3,897 million, 2022: $3,533 million) from our transport segment, $4,352 million (2023: $4,205 million, 2022: $3,957 million) from our midstream segment and $3,423 million (2023: $1,967 million, 2022: $1,699 million) from our data segment.
(3)Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 24, Direct Operating Costs, for further details.
(4)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Brookfield Infrastructure F-35

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$8,911	$11,720	$9,658	$9,358	$(2,731)	$36,916	$(7,534)	$66,461	$8,747	$104,590

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$9,035	$11,840	$9,918	$7,511	$(2,480)	$35,824	$(7,580)	$62,732	$9,808	$100,784

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
F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region:

US$ MILLIONS	2024	2023	2022
United States	$5,098	$4,175	$2,840
Canada	4,763	4,611	4,438
India	2,518	1,945	1,878
United Kingdom	2,417	2,194	1,604
Brazil	1,416	1,522	1,538
Colombia	1,153	996	900
France	749	442	—
Australia	543	678	666
Germany	312	185	107
Other	2,070	1,183	456
	$21,039	$17,931	$14,427
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the year ended December 31, 2024, no customer made up greater than 10% of our partnership’s consolidated revenues. For 2023 no customer made up greater than 10% of our partnership’s consolidated revenues and for 2022, one customer within the utilities and data segments generated greater than 10% of our partnership’s consolidated revenues of $1,501 million. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
Non-current assets

US$ MILLIONS	2024	2023
Canada	$21,519	$23,114
United States	22,106	17,702
United Kingdom	11,902	11,535
India	11,816	9,669
Brazil	5,216	5,237
France	5,017	5,153
Australia	3,258	3,826
Switzerland	1,897	2,197
Singapore	2,092	1,687
Colombia	1,175	1,288
Other	8,985	11,397
	$94,983	$92,805
Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2024
a) Disposition of a subsidiary of our Australian port operation
During the first and second quarters of 2024, our Australian port operation sold interests in several of its subsidiaries. The sales resulted in net proceeds of approximately $20 million (Australian port operation consortium of approximately $75 million). Our partnership recognized a gain on sale of approximately $6 million (Australian port operation consortium total of approximately $25 million) in other income (expense) on the Consolidated Statement of Operating Results.
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

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

NOTE 6.  ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In December 2024, Brookfield Infrastructure agreed to the sale of a 33% minority equity interest in a subsidiary of our global intermodal logistics operation, which owns and leases stabilized intermodal container assets to customers, for net proceeds of approximately $430 million ($116 million to the partnership). Our global intermodal logistics operation will retain a 67% interest as an investment in associate and continue to manage the subsidiary under a management agreement. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at December 31, 2024.

The major classes of assets and liabilities classified as held for sale are as follows:

US$ MILLIONS	Dec. 31, 2024
Assets
Accounts receivable and other current assets	42
Current assets	42
Property, plant and equipment	1,775
Intangible assets	105
Other non-current assets	36
Total assets classified as held for sale	$1,958

Liabilities
Accounts payable and other liabilities	$12
Non-recourse borrowings	1,197
Total liabilities associated with assets held for sale	1,209
Net assets classified as held for sale	$749

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 7.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2024
(a) Acquisition of Brazilian electricity transmission operation
On December 23, 2024, Brookfield Infrastructure, alongside institutional partners (the “Chimarrão consortium”), exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A. (“Chimarrão”), a Brazilian electricity transmission operation, for $22 million (Chimarrão consortium - $72 million), increasing Brookfield Infrastructure’s effective ownership in Chimarrão to 31% (Chimarrão consortium total of 100%). Prior to December 23, 2024, our partnership’s existing interest in Chimarrão was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$22
Pre-existing interest in businesses	33
Total consideration	$55
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$11
Accounts receivable and other	22
Intangible assets	619
Accounts payable and other liabilities	(52)
Non-recourse borrowings	(359)
Deferred income tax liabilities	(63)
Net assets acquired before non-controlling interest	178
Non-controlling interest(2)	(123)
Net assets acquired	55
(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisitions to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information primarily in order to assess the fair values of intangible assets and deferred income taxes as at the date of the acquisition.
(2)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b) Acquisition of an Indian telecom tower operation
On September 12, 2024, Brookfield Infrastructure, alongside institutional partners (the “ATC India consortium”), completed the acquisition of ATC Telecom Infrastructure Private Limited (“ATC India”), an Indian telecom tower operation for total consideration of approximately $2.0 billion. The partnership contributed approximately $140 million of equity capital (ATC India consortium - $0.8 billion), with the balance funded through acquisition debt. The portfolio will operate alongside our existing telecom tower operations in India with the partnership holding an effective 16% interest in ATC India. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 12, 2024. Acquisition costs of approximately $5 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$2,041
Total consideration	$2,041
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$368
Accounts receivable and other	415
Property, plant and equipment	1,785
Intangible assets	582
Goodwill	294
Accounts payable and other liabilities	(344)
Lease liabilities	(778)
Non-recourse borrowings	(119)
Deferred income tax liabilities	(162)
Net assets acquired	$2,041
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
Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The partnership acquired property, plant, and equipment of $1.8 billion, including $0.8 billion of remeasured lease assets. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the remaining lease term, with key inputs of lease term, lease payments and discount rate. Additionally, the partnership acquired $0.6 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of 20 years.
The goodwill recorded on acquisition is largely reflective of potential to achieve growth over time, supported by underlying growth and expansion of the services we provide and markets we operate in. The goodwill recognized is not deductible for income tax purposes.
F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(c) Acquisition of a North American Retail Colocation Data Center Business
On January 12, 2024, Brookfield Infrastructure, through our North American retail colocation data center operation subsidiary, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”) for $0.8 billion. Brookfield Infrastructure consolidated the entity effective January 12, 2024 with the partnership having an effective 29% interest in Cyxtera through our existing interest in our North American retail colocation data center operation. Upon closing of the acquisition, Brookfield Infrastructure recorded a bargain purchase gain of $0.6 billion ($0.2 billion to the partnership) in other income (expense) within the Consolidated Statement of Operating Results, as the net assets acquired of $1.4 billion exceeded the purchase price of $0.8 billion. Acquisition costs of approximately $50 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$803
Total consideration	$803
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$14
Accounts receivable and other	140
Property, plant and equipment	2,432
Intangible assets	379
Assets held for sale	270
Accounts payable and other liabilities	(248)
Lease liabilities	(1,331)
Liabilities held for sale	(70)
Deferred income tax liabilities	(229)
Net assets acquired	$1,357
Bargain purchase gain	$554
(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair values of property, plant, and equipment, intangible assets, deferred income taxes and the resulting impact to the bargain purchase gain on the date of the acquisition.
The partnership acquired property, plant and equipment of $2.4 billion, including $0.8 billion of land and equipment, $1.3 billion of remeasured lease assets and $0.3 billion of favourable lease assets. The equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the lease term, with key inputs of lease term, lease payments and discount rate. The favourable lease assets were valued based on the difference between the contractual lease terms and market terms, key inputs include market rent rates, rental growth rate and discount rate. Additionally, the partnership acquired $0.4 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
Brookfield Infrastructure F-43

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Supplemental Information
Had the acquisitions of Chimarrão, ATC India, and Cyxtera had been effective January 1, 2024, the revenue and net income of Brookfield Infrastructure would have increased by approximately $850 million and $110 million, respectively, for the year ended December 31, 2024.

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
F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Acquisitions Completed in 2023
(a) Acquisition of a Global Intermodal Logistics Operation
On September 28, 2023, Brookfield Infrastructure, through its subsidiary Brookfield Infrastructure Corporation and alongside institutional partners (the “Triton consortium”) completed the acquisition of Triton International Limited (“Triton”), the world’s largest owner and lessor of intermodal shipping containers, for consideration of $1.2 billion (Triton consortium - $4.5 billion). The partnership has an effective 28% interest in Triton. Concurrently, BIPC entered into a voting agreement with an affiliate of Brookfield, providing BIPC the right to direct the relevant activities of the entity, thereby providing BIPC with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 28, 2023. Acquisition costs of approximately $49 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.

Consideration Transferred:

US$ MILLIONS
Cash	$350
BIPC exchangeable shares	751
Pre-existing interest in the business	55
Total consideration	$1,156
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$491
Accounts receivable and other(1)	1,871
Property, plant and equipment	8,811
Intangible assets	710
Goodwill	1,163
Accounts payable and other liabilities	(408)
Non-recourse borrowings	(7,041)
Deferred income tax liabilities	(444)
Net assets acquired before non-controlling interest	5,153
Non-controlling interest(2)	(3,997)
Net assets acquired	$1,156

(1)Accounts receivable and other primarily comprised of finance lease receivables, trade receivables, and other financial assets.
(2)Non-controlling interest includes $641 million of preferred equity instruments transferred as part of the acquisition, remaining balance represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Brookfield Infrastructure F-45

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Consideration Transferred:

US$ MILLIONS
Cash	$566
Total consideration	$566
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$189
Accounts receivable and other	287
Property, plant and equipment	35
Investment properties	3,244
Intangible assets	6
Goodwill	779
Accounts payable and other liabilities	(229)
Non-recourse borrowings	(845)
Deferred income tax liabilities	(418)
Net assets acquired before non-controlling interest	3,048
Non-controlling interest(1)	(2,482)
Net assets acquired	$566

(1)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Consideration Transferred:

US$ MILLIONS
Cash	$35
Pre-existing interest in businesses	35
Total consideration	$70
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	9
Intangible assets	477
Goodwill	25
Accounts payable and other liabilities	(44)
Non-recourse borrowings	(192)
Deferred income tax liabilities	(83)
Net assets acquired before non-controlling interest	228
Non-controlling interest(1)	(158)
Net assets acquired	$70

(1)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Brookfield Infrastructure F-47

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Consideration Transferred:

US$ MILLIONS
Cash	$1,249
Total consideration	$1,249
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$205
Accounts receivable and other	827
Property, plant and equipment	118
Intangible assets	2,827
Goodwill	3,338
Accounts payable and other liabilities	(792)
Non-recourse borrowings	(1,006)
Deferred income tax liabilities	(613)
Net assets acquired before non-controlling interest	4,904
Non-controlling interest(1)	(3,655)
Net assets acquired	$1,249

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2024:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,071	$2,071
Accounts receivable and other	—	—	7,130	7,130
Financial assets (current and non-current)(1)	1,214	25	156	1,395
Total	$1,214	$25	$9,357	$10,596

Financial liabilities
Corporate borrowings	$—	$—	$4,542	$4,542
Non-recourse borrowings (current and non-current)	—	—	46,552	46,552
Accounts payable and other	—	—	4,344	4,344
Financial liabilities (current and non-current)(1)	414	—	2,366	2,780
Lease liabilities	—	—	5,117	5,117
Preferred shares(2)	—	—	20	20
Total	$414	$—	$62,941	$63,355

(1)Derivative instruments which are elected for hedge accounting totaling $582 million are included in financial assets and $267 million of derivative instruments are included in financial liabilities.
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2024 and December 31, 2023:

	Dec. 31, 2024		Dec. 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,071	$2,071	$1,857	$1,857
Accounts receivable and other	7,130	7,130	6,660	6,660
Financial assets (current and non-current)	1,395	1,395	1,541	1,541
Total	$10,596	$10,596	$10,058	$10,058
F-52 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Dec. 31, 2024		Dec. 31, 2023
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$4,542	$4,533	$4,911	$4,796
Non-recourse borrowings (current and non-current)(2)	46,552	46,388	40,904	40,533
Accounts payable and other	4,344	4,344	4,350	4,350
Financial liabilities (current and non-current)	2,780	2,780	2,875	2,875
Preferred shares(3)	20	20	20	20
Total	$58,238	$58,065	$53,060	$52,574

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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2024, pre-tax net unrealized loss of $8 million (2023: Losses of $466 million, 2022: gains of $547 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2024, there was a net derivative asset balance of $312 million relating to derivative contracts designated as cash flow hedges (2023: asset balance of $141 million).
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2024, gains of $41 million (2023: losses of $34 million, 2022: gains of $229 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure received $11 million (2023: paid $4 million, 2022: received $178 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2024, there was a net unrealized derivative asset balance of $3 million relating to derivative contracts designated as net investment hedges (2023: net unrealized derivative liability balance of $27 million).
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2024	Dec. 31, 2023
Highly liquid securities	Level 1(1)	$91	$108
Foreign currency forward contracts	Level 2(2)
Financial asset		$78	$23
Financial liability		17	51
Interest rate swaps & other	Level 2(2)
Financial asset		$671	$685
Financial liability		312	419
Other contracts	Level 3(3)
Financial asset		$399	$598
Financial liability		85	108

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
During the year, no transfers were made between level 1 and 2 or level 2 and 3.
NOTE 9.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2024	2023
Cash	$1,296	$1,201
Cash equivalents(1)	686	440
Restricted cash(2)	89	216
Total cash and cash equivalents	$2,071	$1,857

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 10.  FINANCIAL ASSETS

US$ MILLIONS	2024	2023
Current:
Marketable securities	$286	$631
Foreign currency forward contracts	45	23
Cross currency interest rate swaps	79	42
Loans and receivables	94	68
Other	165	170
Total current	$669	$934

Non-current:
Marketable securities	$136	$178
Foreign currency forward contracts	32	—
Cross currency interest rate swaps	155	120
Loans and receivables	154	75
Other	249	234
Total non-current	$726	$607
NOTE 11.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2024	2023
Current:
Accounts receivable	$3,592	$3,503
Finance lease receivables	187	163
Prepayments & other assets	676	1,010
Total current	$4,455	$4,676

Non-current:
Finance lease receivables	$3,015	$2,720
Restricted cash(1)	203	157
Accounts receivable	15	116
Other assets	700	484
Total non-current	$3,933	$3,477

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2024:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$520	$508	$483	$469	$461	$3,421	$5,862
Operating lease receivables	1,151	1,002	849	741	613	1,275	5,631
Total lease receivables	$1,671	$1,510	$1,332	$1,210	$1,074	$4,696	$11,493
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2023:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$454	$449	$440	$413	$404	$3,237	$5,397
Operating lease receivables	1,349	1,162	963	792	672	1,860	6,798
Total lease receivables	$1,803	$1,611	$1,403	$1,205	$1,076	$5,097	$12,195
NOTE 12.  INVENTORY

US$ MILLIONS	2024	2023
Natural gas inventory	$58	$92
Raw materials and other	396	420
Total	$454	$512
Refer to Note 24, Direct Operating Costs, for further details on inventory expenses identified as “cost of inventory”.
Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 13.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
The following table provides information about our partnership’s investments in associates and joint ventures as of December 31, 2024 and December 31, 2023.

	Effective Ownership Interest (%) as of
Defined Name	December 31, 2024	December 31, 2023
Utilities
Brazilian electricity transmission operation	15%	15%
Mexican regulated natural gas transmission business	11%	11%
Mexican regulated natural gas transmission business	13%	13%
Australian smart meter business	13%	13%
Transport
Brazilian toll road business	45%	45%
Brazilian rail and port logistics business	21%	11%
Australian container terminal operation	13%	13%
Australian export terminal operation	49%	49%
U.S. LNG export terminal	6%	6%
Midstream
U.S. gas pipeline	25%	25%
Data
French telecom operation	21%	21%
Latin American data center operation	12%	12%
Indian data center business	8%	13%
Australian data distribution business	12%	12%
U.S. semiconductor manufacturing facility	13%	13%
European telecom tower operation	6%	6%
North American hyperscale data center platform	15%	15%
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2024	2023
Balance at beginning of year	$5,402	$5,325
Share of earnings for the year	439	459
Foreign currency translation and other	(542)	172
Share of other comprehensive income	361	(92)
Distributions(2),(6)	(283)	(782)
Disposition of interest(3),(4),(5),(7),(10),(11)	(55)	(778)
Acquisitions(1),(8),(9)	350	1,098
Balance at end of year(12)	$5,672	$5,402

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(1)On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation in Germany and Austria, for total consideration of approximately $702 million.
(2)On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $12 million in the Consolidated Statements of Operating Results. Revaluation gains of approximately $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(3)On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million to the partnership. Prior to completion of the sale, the subsidiary’s interest in the port was classified as held for sale.
(4)On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Sertaneja to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Sertaneja effective May 2, 2023. Refer to Note 7. Acquisition of Businesses, for further details.
(5)On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million , decreasing its ownership from approximately 38% to 25%. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $80 million in the Consolidated Statements of Operating Results.
(6)On June 15, 2023, Brookfield Infrastructure sold an effective 12% (Brookfield consortium - 50%) interest in its New Zealand data distribution business for net proceeds of approximately $275 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $220 million in the Consolidated Statements of Operating Results. Revaluation gains of $14 million (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within Other items on the Consolidated Statements of Partnership Capital.
(7)On August 31, 2023, Brookfield Infrastructure sold its interest in AusNet Services Ltd., an Australian regulated utility operation, for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure realized a gain on sale of approximately $30 million in the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
(8)On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $0.4 billion.
(9)On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
(10)On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A, a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Chimarrão to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Chimarrão effective December 23, 2024. Refer to Note 7. Acquisition of Businesses, for further details.
(11)On December 30, 2024, our French telecom infrastructure business completed the sale of its fiber platform for net proceeds to the partnership of approximately $100 million. Earnings from Investments in Associates and Joint Ventures in the Consolidated Statement of Operating Results includes a realized gain on sale of approximately $50 million.
(12)The closing balance includes a shareholder loan of $250 million from our U.S. gas pipeline (2023: $250 million).

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2024
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities(1)	11-15%	$4,060	$3,408	$7,468	$2,706	$2,246	$4,952	$2,516	$2,204	$312
Transport	6-49%	1,563	21,980	23,543	1,301	12,304	13,605	9,938	7,776	2,162
Midstream(2)	25%	195	6,257	6,452	259	4,080	4,339	2,113	1,406	707
Data	6-21%	4,131	58,265	62,396	4,911	31,552	36,463	25,933	23,607	2,326
Corporate	25-40%	4	647	651	—	—	—	651	486	165
Total		$9,953	$90,557	$100,510	$9,177	$50,182	$59,359	$41,151	$35,479	$5,672

(1)During the second half of 2024, Brookfield Infrastructure agreed to the sale of its Mexican regulated gas transmission pipelines. As at December 31, 2024, the assets and liabilities of our Mexican regulated natural gas transmission pipelines are classified as Held for Sale.
(2)The partnership’s share of total net assets include a shareholder loan of $250 million receivable from our U.S. gas pipeline.

		As at December 31, 2023
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-15%	$722	$8,766	$9,488	$466	$5,370	$5,836	$3,652	$3,250	$402
Transport	6-49%	1,914	23,583	25,497	2,234	13,214	15,448	10,049	8,084	1,965
Midstream(1)	25%	226	6,143	6,369	190	4,058	4,248	2,121	1,410	711
Data	6-21%	1,493	53,513	55,006	3,003	27,229	30,232	24,774	22,467	2,307
Corporate	25-40%	5	107	112	—	—	—	112	95	17
Total		$4,360	$92,112	$96,472	$5,893	$49,871	$55,764	$40,708	$35,306	$5,402

.
(1)The partnership’s share of total net assets include a shareholder loan of $250 million receivable from our U.S. gas pipeline.
F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2024, 2023, and 2022:

	Year ended December 31, 2024
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income (loss)
Utilities	$1,218	$155	$(285)	$(130)	$20
Transport	12,530	2,831	(964)	1,867	226
Midstream	902	198	66	264	62
Data	3,208	812	(1,327)	(515)	112
Corporate	—	68	752	820	19
Total	$17,858	$4,064	$(1,758)	$2,306	$439

	Year ended December 31, 2023
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$2,002	$354	$(178)	$176	$6
Transport	15,210	4,248	312	4,560	233
Midstream	924	315	188	503	105
Data	3,320	749	785	1,534	218
Corporate	—	(316)	(245)	(561)	(103)
Total	$21,456	$5,350	$862	$6,212	$459

	Year ended December 31, 2022
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income
Utilities	$2,287	$249	$52	$301	$28
Transport	16,994	1,151	388	1,539	(85)
Midstream	918	220	67	287	97
Data	2,385	315	769	1,084	28
Corporate	—	(86)	619	533	(56)
Total	$22,584	$1,849	$1,895	$3,744	$12

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2024, 2023, and 2022:

	Year ended December 31, 2024
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$489	$(363)	$(109)	$17	$13	$4
Transport	2,960	(1,020)	(1,917)	23	40	(17)
Midstream	435	(267)	(188)	(20)	(15)	(5)
Data	947	(2,473)	2,028	502	408	94
Corporate	(83)	92	(9)	—	—	—
Total	$4,748	$(4,031)	$(195)	$522	$446	$76

	Year ended December 31, 2023
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$752	$(855)	$47	$(56)	$(46)	$(10)
Transport	3,763	(1,306)	(2,426)	31	(33)	64
Midstream	475	(202)	(263)	10	5	5
Data	1,082	(1,647)	746	181	175	6
Corporate	(130)	44	86	—	—	—
Total	$5,942	$(3,966)	$(1,810)	$166	$101	$65

	Year ended December 31, 2022
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$620	$50	$(833)	$(163)	$(152)	$(11)
Transport	3,319	(1,294)	(3,081)	(1,056)	(1,012)	(44)
Midstream	423	(147)	(281)	(5)	(4)	(1)
Data	1,164	(1,020)	174	318	277	41
Corporate	(51)	379	(328)	—	—	—
Total	$5,475	$(2,032)	$(4,349)	$(906)	$(891)	$(15)
F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 14.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance as at December 31, 2022	$7,277	$9,337	$14,679	$8,185	$39,478
Additions, net of disposals	519	591	459	226	1,795
Assets held by subsidiaries disposed during the period	—	(59)	(45)	—	(104)
Non-cash additions (disposals)	28	74	(7)	692	787
Acquisitions through business combinations(1)	118	8,811	—	35	8,964
Net foreign currency exchange differences	321	126	319	(52)	714
Balance at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634
Additions, net of disposals	480	1,229	626	1,121	3,456
Acquisitions through business combinations(1)	—	—	—	4,141	4,141
Assets held by subsidiaries disposed during the period	—	(141)	—		(141)
Non-cash additions (disposals)	92	(221)	(146)	(303)	(578)
Assets reclassified as held for sale	—	(1,867)	—	—	(1,867)
Net foreign currency exchange differences	(268)	(306)	(1,141)	(230)	(1,945)
Balance at December 31, 2024	$8,567	$17,574	$14,744	$13,815	$54,700

Accumulated depreciation:
Balance as at December 31, 2022	$(1,454)	$(2,040)	$(982)	$(920)	$(5,396)
Depreciation expense	(392)	(601)	(557)	(419)	(1,969)
Disposals	53	20	—	—	73
Assets held by subsidiaries disposed during the period	—	17	—	—	17
Non-cash disposals	19	45	30	90	184
Net foreign currency exchange differences	(60)	(45)	(29)	2	(132)
Balance at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
Depreciation expense	(413)	(1,003)	(629)	(775)	(2,820)
Disposals	74	26	—	15	115
Assets reclassified as held for sale	—	92	—	—	92
Assets held by subsidiaries disposed during the period	—	38	—	—	38
Non-cash disposals	35	39	101	12	187
Net foreign currency exchange differences	70	128	120	33	351
Balance at December 31, 2024	$(2,068)	$(3,284)	$(1,946)	$(1,962)	$(9,260)

Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Accumulated fair value adjustments:
Balance as at December 31, 2022	$1,639	$1,048	$522	$—	$3,209
Fair value adjustments	143	330	312	—	785
Net foreign currency exchange differences	125	17	(1)	—	141
Balance at December 31, 2023	$1,907	$1,395	$833	$—	$4,135
Fair value adjustments	119	92	1,204	12	1,427
Net foreign currency exchange differences	(57)	(93)	(4)	—	(154)
Assets held by subsidiaries disposed during the period	—	(1)	—	—	(1)
Balance at December 31, 2024	$1,969	$1,393	$2,033	$12	$5,407

Net book value:
December 31, 2024(2)	$8,468	$15,683	$14,831	$11,865	$50,847
December 31, 2023	$8,336	$17,671	$14,700	$7,839	$48,546

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)Includes right-of-use assets of $288 million (2023: $237 million) in our utilities segment, $933 million (2023: $1,044 million) in our transport segment, $303 million (2023: $329 million) in our midstream segment and $3,658 million (2023: $1,938 million) in our data segment.
The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2024 and 2023. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
The following table summarizes the valuation techniques and significant inputs for the valuation of property, plant and equipment using the income method, categorized by segment.

	Dec. 31, 2024				Dec. 31, 2023
Segment	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	8% to 15%	16x	10 to 20 yrs	Discounted cash flow model	8% to 11%	15x	10 to 20 yrs
Transport	Discounted cash flow model	10%	9x to 20x	10 yrs	Discounted cash flow model	9%	8x to 20x	10 yrs
Midstream	Discounted cash flow model	15%	8x to 10x	1 to 2 yrs	Discounted cash flow model	15%	10x	6 yrs

(1)Certain businesses are valued using the replacement cost method as a result of their underlying operations. Replacement costs are determined with guidance from independent studies and third party evaluators.
F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2024, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $119 million (2023: $143 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business, as a result of additional connections and inflationary increases in rates.
At December 31, 2024, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $92 million (2023: $330 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Stronger volumes and higher tariffs were the main contributors to the gain.
At December 31, 2024, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $1,204 million (2023: $312 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. Underlying valuation assumptions in the midstream segment remain relatively consistent with the prior year with the current year’s gain attributable to favorable market conditions and organic growth.
At December 31, 2024, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment, which are measured using replacement cost approach. A gain from revaluation of $12 million (2023: $nil) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income .
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model, inclusive of purchase price allocations.

US$ MILLIONS	Dec. 31, 2024	Dec. 31, 2023
Utilities	$6,803	$6,706
Transport	14,633	16,596
Midstream	13,013	13,993
Data	11,856	7,840
Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 15.  INTANGIBLE ASSETS

US$ MILLIONS	2024	2023
Cost	$17,739	$18,622
Accumulated amortization	(3,218)	(2,777)
Net intangible assets	$14,521	$15,845
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2024	2023
North American residential decarbonization infrastructure operation	$3,006	$3,267
Brazilian regulated transmission operation	2,299	2,970
Canadian diversified midstream operation	1,718	2,050
North American rail operations	1,674	1,732
Indian telecom tower operation(1)	1,175	652
European residential decarbonization infrastructure business	1,196	1,198
Brazilian electricity transmission operation(1)	1,023	505
Global intermodal logistics operations	577	704
U.K. wireless infrastructure operation	549	563
North American retail colocation data center operations(1)	454	132
U.K. port operation	267	272
Other(2)	583	1,800
Total	$14,521	$15,845

(1)Refer to Note 7, Acquisition of Businesses, for further details
(2)Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
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
The intangible assets at our Brazilian regulated transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) with predefined tariffs annually adjusted for inflation. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
F-66 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The intangible assets at Brookfield Infrastructure’s North American rail operations mainly relate to operating network agreements, track access rights, customer relationships and trade names. The intangible assets are amortized on a straight-line basis over the expected economic longevity of the facility served, the customer relationship, or the length of the contract or agreement including expected renewals and expected economic life of the trade name. The business provides critical first and last mile rail services which connect large Class I railroad operators to end customers.
The intangible asset at Brookfield Infrastructure’s Indian telecom tower operation relates primarily to customer contracts.
The intangible assets at our European residential decarbonization infrastructure business are principally comprised of affinity partner relationships, policyholder contracts, brands and internally generated software assets. The affinity partner relationships and policyholder contracts represent the ongoing economic benefits from agreements acquired as part of business combinations. Brands represent the intrinsic value the business expects to generate from trademarks and intellectual property acquired through business combinations.
The intangible assets at our Brazilian electricity transmission operations is our transmission concessions. The terms and conditions of our electricity transmission concession are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). The concession agreement grants the right to construct, maintain, and operate the transmission lines, in exchange for a regulated return (“RAP”) during the concession period. Concessions are awarded for a period of 30 years and RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital.
The intangible asset at our global intermodal logistics operations primarily relate to customer relationships, which represent the future economic benefit from our leases and renewals with customers, in addition to brand, and developed technology. The intangibles are amortized on a straight-line basis over the estimated useful life.
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
The intangible assets at our U.S. retail colocation data center business relate to agreements with customers for colocation services. These are often multi-year agreements and consist primarily of colocation service fees, which include fees for the licensing of space and power, and interconnection service fees. The intangibles are amortized on a straight-line basis over the estimated useful life.
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
Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The carrying value as at December 31, 2024, of Brookfield Infrastructure’s indefinite lived intangibles is $953 million (2023: $967 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2024	2023
Cost at beginning of the year	$18,622	$13,718
Acquisitions through business combinations(1)	1,580	4,020
Additions, net of disposals	193	284
Assets reclassified as held for sale	(109)	—
Assets held by subsidiaries disposed during the period(2)	(17)	—
Non-cash disposals(3)	(1,053)	(7)
Foreign currency translation	(1,477)	607
Cost at end of year	$17,739	$18,622

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)Refer to Note 5, Disposition of Businesses, for further details.
(3)Non-cash disposals for the year ended December 31, 2024 principally relates to the deconsolidation of our Peruvian toll road operations. Refer to Note 34, Related Party Transactions, for further details.

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2024	2023
Accumulated amortization at beginning of year	$(2,777)	$(1,896)
Non-cash additions (disposals)	68	(2)
Amortization	(824)	(770)
Held for sale	4	—
Foreign currency translation	311	(109)
Accumulated amortization at end of year	$(3,218)	$(2,777)

F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 16.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2024	2023
Balance at beginning of the year	$14,488	$8,789
Acquisitions through business combinations(1)	294	5,334
Assets held by subsidiaries disposed during the period(2)	(149)	(36)
Foreign currency translation and other	(532)	401
Balance at end of the year	$14,101	$14,488

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)Assets held by subsidiaries disposed during the period includes the deconsolidation of goodwill balances from our Peruvian toll road operations (refer to Note 34, Related Party Transactions, for additional information) and the disposition of a subsidiary of our Australian port operations (refer to Note 5, Disposition of Businesses, for additional information).
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2024, the recoverable amount exceeded the carrying amount of each cash generating unit.
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2024	2023
North American residential decarbonization infrastructure business	$3,050	$3,117
European residential decarbonization infrastructure business	2,126	1,881
North American rail operations	2,099	2,098
Canadian diversified midstream operation	1,871	2,028
Global intermodal logistics operation	1,163	1,163
European hyperscale data center platform	721	797
Canadian natural gas gathering and processing operation	669	726
Indian telecom tower operation	523	242
U.S. colocation data center operation	503	503
Brazilian regulated transmission operation	411	526
Colombian natural gas distribution operation	404	461
U.K. wireless infrastructure operation	344	350
Other	217	596
Total	$14,101	$14,488
The recoverable amount of goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. For businesses with the most significant goodwill as separately listed in the table above, the key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of different types of discount rates ranging from 10% to 20%, terminal value multiples of 7x to 21x and discrete cash flow periods from 5 to 26 years.
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 17.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2024	2023
Balance at beginning of the year	$4,333	$700
Acquisitions through business combinations(1)	—	3,244
Additions, net of disposals	802	280
Non-cash additions, net of disposals	112	41
Fair value adjustments	135	87
Foreign currency translation	(319)	(19)
Balance at end of the year	$5,063	$4,333

(1)See Note 7, Acquisition of Businesses, for additional information.
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2024 and 2023. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to relevant market conditions.
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
The following table summarizes the key valuation metrics for Brookfield Infrastructure’s material investment properties:

Segment	Primary valuation method	Discount/Capitalization Rate(1)	Investment horizon
Transport	Direct income capitalization	7%	10 to 15 yrs
Data	Discounted cash flow	7% to 10%	10 to 40 yrs

(1)The rates presented are discount rates for properties valued under the discounted cash flow method, and capitalization rates for properties valued under the direct income capitalization method.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 18.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2024	2023
Current:
Accounts payable		$2,154	$2,253
Accrued liabilities		1,808	1,726
Deferred revenue	(i)	581	490
Lease liabilities		610	429
Provisions(1)		233	159
Loans and notes payable		109	96
Other liabilities		263	249
Total current		$5,758	$5,402

Non-current:
Lease liabilities		$4,508	$3,197
Deferred revenue	(i)	425	462
Accrued liabilities		213	192
Provisions(1)		573	458
Pension liabilities		26	36
Loans and notes payable		33	37
Other liabilities		431	371
Total non-current		$6,209	$4,753

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Canadian natural gas gathering and processing operation and our Indian telecom tower operation.

Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 36, Financial Risk Management.

(i)Deferred revenue
Deferred revenue relates primarily to cash contributions from third parties for future natural gas and electricity connections at our U.K. regulated distribution operation, advance customer payments for container leases at our global intermodal logistics operation, to build or upgrade existing network capabilities at our Australian rail operation, for future servicing of customer contracts and protection plans at our North American and European residential decarbonization infrastructure operation, for future servicing of our customers contracts at our U.S. colocation data center operation and to build or upgrade existing networks at our U.K. wireless infrastructure operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangements, container lease agreements, contracted track access, contract plans or networks.
Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2024	2023
Current:
Deferred consideration	$80	$81
Interest rate swaps	41	87
Foreign currency forward contracts	47	29
Other financial liabilities	80	147
Total current financial liabilities	$248	$344

Non-current:
Interest rate swaps	$145	$267
Deposit payable	4	6
Foreign currency forward contracts	3	22
Other financial liabilities(1)	2,380	2,236
Total non-current financial liabilities	$2,532	$2,531

(1)Other financial liabilities includes $1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation which has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 20.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2029. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2024, there were $300 million (2023: $222 million) draws outstanding on the credit facility and $10 million of letters of credit were issued (2023: $8 million).

	Maturity(2)	Annual Rate(2)	Currency	2024	2023
Corporate revolving credit facility	June 29, 2029	SOFR plus 1.2%	US$	$300	$222
Commercial Paper	January 28, 2025	5.0%	US$	850	989

Current:
Medium Term Notes(1):
Public - Canadian(3)	February 22, 2024	3.3%	C$	—	226
Public - Canadian(3)	February 22, 2024	3.3%	C$	—	302
Non-Current:
Medium Term Notes(1):
Public - Canadian	November 14, 2027	5.6%	C$	313	340
Public - Canadian	September 11, 2028	4.2%	C$	487	528
Public - Canadian	October 9, 2029	3.4%	C$	487	528
Public - Canadian	July 27, 2030	5.7%	C$	348	377
Public - Canadian	September 1, 2032	2.9%	C$	348	377
Public - Canadian	February 14, 2033	6.0%	C$	174	189
Public - Canadian	April 25, 2034	5.4%	C$	278	302
Public - Canadian	April 25, 2052	5.8%	C$	139	151
Public - Canadian	July 27, 2053	6.0%	C$	139	151

Subordinated notes(1)
Public - United States	March 15, 2055	6.8%	US$	300	—
Public - United States	May 24, 2081	5.0%	US$	250	250
Public - United States	May 31, 2084	7.3%	US$	158	—
				4,571	4,932
Deferred financing costs and other				(29)	(21)
Total				$4,542	$4,911

(1)See Note 21, Subsidiary Public Issuers, for further details.
(2)Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of December 31, 2024.
Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(3)On February 21, 2024, Brookfield Infrastructure Finance ULC redeemed all medium-term notes maturing February 22, 2024.

On November 29, 2024, Brookfield Infrastructure Finance ULC issued $300 million of fixed-to-fixed reset rate subordinated notes maturing March 15, 2055, with an initial coupon of 6.8%, until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a 2.5% spread, provided that the rate will not reset below 6.8%.
On May 31, 2024 and June 5, 2024 Brookfield Infrastructure Finance ULC issued, in aggregate, $158 million of subordinated notes maturing May 31, 2084, with a coupon of 7.3%.
On February 22, 2024, Brookfield Infrastructure Finance ULC repaid all medium-term notes maturing February 22, 2024 for $531 million.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on SOFR plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2024, there were no (2023: $nil) borrowings outstanding.
On July 27, 2023, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$500 million maturing on July 27, 2030 with a coupon of 5.7% per annum and C$200 million maturing on July 27, 2053 with a coupon of 6.0% per annum.
On November 14, 2022, Brookfield Infrastructure Finance ULC issued C$700 million of medium-term notes in two tranches: C$450 million maturing on November 14, 2027 with a coupon of 5.6% per annum and C$250 million maturing on February 14, 2033 with a coupon of 6.0% per annum.
On April 25, 2022, Brookfield Infrastructure Finance ULC issued C$600 million of medium-term notes in two tranches: C$400 million maturing on April 25, 2034 with a coupon of 5.4% per annum and C$200 million maturing on April 25, 2052 with a coupon of 5.8% per annum, and $3 million of debt issuance costs were incurred.
The decrease in corporate borrowings of $369 million during the year ended December 31, 2024 is primarily attributable to the repayment of $531 million of medium term notes, net repayments of $139 million on our commercial paper program and the impact of foreign exchange, partially offset by issuance of approximately $458 million of subordinate notes and net draws on our corporate credit facility of $78 million.
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2024	2023
Current	$2,838	$4,442
Non-current	43,714	36,462
Total	$46,552	$40,904
Non-recourse borrowings increased by $5.6 billion from December 31, 2023 due to acquisition debt raised at our North American retail colocation data center operation and a follow-on acquisition of our existing India telecom operations, increased borrowings at our Brazilian regulated gas transmission operation, North American gas storage operation and North American rail operations, partially offset by non-recourse borrowings classified as held for sale and impacts of foreign exchange.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2025(1)	$1,080	$571	$1,082	$283	$3,016
2026	1,020	1,169	422	2,041	4,652
2027	1,250	1,143	1,453	822	4,668
2028	1,894	729	586	1,255	4,464
2029	1,788	2,637	635	1,295	6,355
Thereafter	6,655	5,569	7,352	4,650	24,226
Total principal repayments	13,687	11,818	11,530	10,346	47,381
Deferred financing costs and other	(101)	(499)	(18)	(211)	(829)
Total - Dec. 31, 2024	$13,586	$11,319	$11,512	$10,135	$46,552
Total - Dec. 31, 2023	$11,772	$11,710	$11,154	$6,286	$40,904

(1)Includes commercial paper obligations of $1.2 billion at our Canadian diversified midstream operation.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities(1)	Transport	Midstream	Data	Total
Dec. 31, 2024	7%	5%	6%	6%	6%
Dec. 31, 2023	8%	5%	5%	7%	6%
(1)Excluding the impact of the variable interest in our Brazilian assets, the weighted average interest rate of non-recourse borrowings would be 6% as at December 31, 2024.
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2024	Local Currency		Dec. 31, 2023	Local Currency
U.S. dollars	$18,807	USD	$18,807	$16,365	USD	$16,365
Canadian dollars	10,133	CAD	14,574	10,713	CAD	14,195
Indian rupees	5,470	INR	467,521	4,051	INR	337,583
British pounds	4,607	GBP	3,681	4,561	GBP	3,583
Brazilian real(1)	3,999	BRL	24,762	2,501	BRL	12,106
Euro	2,876	EUR	2,778	2,123	EUR	1,923
Australian dollars	893	AUD	1,443	611	AUD	897
Colombian pesos	559	COP	2,462,758	541	COP	2,088,803
Peruvian soles	—	PEN	—	432	PEN	1,601
New Zealand dollars	37	NZD	66	42	NZD	66

(1)See Note 5, Disposition of Businesses, for additional information.

(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2023	Cash Flows	Acquisitions/ Dispositions(1)	Held for Sale(2)	Foreign Exchange Movement and Other	2024
Corporate borrowings	$4,911	$(144)	$—	$—	$(225)	$4,542
Non-recourse borrowings	40,904	8,715	478	(1,197)	(2,348)	46,552

(1)Refer to Note 7. Acquisition of Businesses, for further details.

NOTE 21. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Alberta Finco, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Alberta Finco, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “U.S. Subordinated Indenture”) provides for the issuance of one or more series of unsecured notes of Alberta Finco.

F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
On November 29, 2024, Alberta Finco issued fixed-to-fixed reset rate subordinated notes with an aggregate principal amount of $300 million maturing March 15, 2055, with an initial coupon of 6.8% until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a spread of 2.453%, provided that the rate will not reset below 6.8% (the “November 2024 Alberta Finco Notes”). The November 2024 Alberta Finco Notes were issued under the U.S. Subordinated Indenture are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On May 31, 2024, Alberta Finco issued $150 million of subordinated notes maturing May 31, 2084, with a coupon of 7.250% (the “May 2024 Alberta Finco Notes”). On June 5, 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued under the U.S. Subordinated Indenture are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On July 27, 2023, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$500 million maturing July 27, 2030 with a coupon of 5.710% and C$200 million maturing July 27, 2053 with a coupon of 5.950%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings
On February 22, 2024, the Co-Issuers repaid C$700 million of medium-term notes, maturing on February 22, 2024, with a coupon of 3.315% upon maturity.
The partnership will and certain of the other BIP Guarantors and/or BIPC Holdings may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
Each of the Fincos are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined.
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
The following tables set forth consolidated summary financial information for our partnership, the Fincos and BIPC Holdings and the partnership’s subsidiaries other than the Fincos and BIPC Holdings:
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

For the year ended December 31, 2024 US$ MILLIONS	Our partnership(2)	The Fincos	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$21,039	$21,039
Net income (loss) attributable to partnership(1)	57	—	34	357	(57)	391
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$17,931	$17,931
Net income (loss) attributable to partnership(1)	102	—	775	(343)	(102)	432
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$14,427	$14,427
Net income (loss) attributable to partnership(1)	101	—	—	407	(101)	407
As at December 31, 2024
Current assets	$—	$—	$—	$—	$9,607	$9,607
Non-current assets	5,915	—	4,962	8,530	75,576	94,983
Current liabilities	—	—	—	—	10,903	10,903
Non-current liabilities	—	3,392	815	—	59,627	63,834
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,926	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,355	1,355
Exchangeable units(5)	—	—	—	—	62	62
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	20,568	20,568
Preferred unitholders	—	—	—	—	918	918
As at December 31, 2023
Current assets	$—	$—	$—	$—	$7,979	$7,979
Non-current assets	6,532	—	4,183	10,124	71,966	92,805
Current liabilities	—	—	—	216	11,489	11,705
Non-current liabilities	—	3,700	36	—	51,327	55,063
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	2,190	2,190
BIPC exchangeable shares	—	—	—	—	1,533	1,533
Exchangeable units(5)	—	—	—	—	72	72
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	23,661	23,661
Preferred unitholders	—	—	—	—	918	918
F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(1)Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
(2)Includes investments in all subsidiaries of our partnership under the equity method.
(3)Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited and Brookfield Infrastructure LLC (“BI LLC”) under the equity method except for Brookfield Infrastructure US Holdings I Corporation’s (“US Holdco”) investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the notes issued after July 27, 2023. For the years ended December 31, 2024, and 2023, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
(4)Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

NOTE 22.  PREFERRED SHARES
As at December 31, 2024, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2024, there were no dividends in arrears (2023: $nil).
NOTE 23.  INTEREST EXPENSE

US$ MILLIONS	2024	2023	2022
Interest on corporate facility	$57	$32	$11
Interest on corporate debt	210	179	118
Interest on non-recourse borrowings	2,772	2,043	1,470
Other financing fees(1)	348	247	256
	$3,387	$2,501	$1,855

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 24.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2024, 2023 and 2022.

US$ MILLIONS	2024	2023	2022
Cost of inventory	$2,963	$3,217	$2,881
Depreciation and amortization	3,644	2,739	2,158
Compensation	2,997	2,582	1,707
Fuel, transportation and distribution costs	1,823	1,553	1,624
Operations and maintenance costs	1,258	1,143	852
Marketing and administrative costs	1,128	883	535
Utilities	967	702	500
Other direct operating costs	896	651	253
Total	$15,676	$13,470	$10,510
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
F-80 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 26.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for significant or material non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2024
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$265	$5,882	$561	$3,725	$365	$1,496
Brazilian regulated gas transmission operation(4)	871	2,936	745	3,779	(402)	(315)
Colombian natural gas distribution operation	293	1,175	448	451	495	74
Brazilian electricity transmission operation(2)	49	1,045	31	708	246	109
North American residential decarbonization infrastructure business(2)	968	8,603	834	4,906	2,827	1,004
Indian gas transmission operation	423	1,415	285	1,039	516	(2)
European residential decarbonization infrastructure business(2)	610	3,585	491	1,454	1,705	545
Transport
North American rail operation	748	10,142	587	5,867	3,995	441
U.K. port operation	130	1,261	56	958	152	225
Australian port operation(3)	75	192	61	8	137	61
Global intermodal logistics operation(2)	2,346	10,005	1,565	6,213	3,512	1,061
Midstream
Canadian diversified midstream operation	751	12,976	1,455	6,933	2,327	3,012
North American gas storage operation	296	3,021	197	1,642	909	569
Canadian natural gas gathering and processing operation	128	3,486	169	2,033	1,009	403
Data
U.S. colocation data center operation(2)	281	4,463	363	3,411	691	279
Australian data center operation	10	626	12	148	340	136
Indian telecom towers operation(2),(5)	789	10,343	991	9,890	(75)	326
European hyperscale data center platform(2)	357	4,984	429	2,617	1,879	416
Corporate
Holding LP and other	615	450	2,044	5,795	(364)	(6,410)

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	As of December 31, 2023
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$312	$5,579	$387	$3,744	$344	$1,416
Brazilian regulated gas transmission operation	747	3,576	549	3,099	526	149
Colombian natural gas distribution operation	257	1,288	187	709	559	90
Brazilian electricity transmission operation(2)	19	532	11	323	150	67
North American residential decarbonization infrastructure business(2)	926	8,730	797	5,021	2,832	1,006
Indian gas transmission operation	192	1,562	937	133	652	32
European residential decarbonization infrastructure business(2)	681	3,581	491	1,360	1,825	586
Transport
North American rail operation	686	10,054	791	4,866	4,583	500
U.K. port operation	121	1,239	70	928	147	215
Australian port operation	102	425	105	115	218	89
Global intermodal logistics operation(2)	435	11,950	984	6,639	3,597	1,165
Midstream
Canadian diversified midstream operation	672	14,346	1,763	7,463	2,528	3,264
North American gas storage operation	283	1,744	149	769	677	432
Canadian natural gas gathering and processing operation	108	3,750	121	1,890	1,320	527
Data
U.S. colocation data center operation	64	1,459	197	690	456	180
Australian data center operation	19	589	18	170	299	121
Indian telecom tower operation(5)	807	8,026	775	7,299	452	307
European hyperscale data center platform(2)	272	4,370	316	1,959	1,920	447
Corporate
Holding LP and other	939	66	2,661	4,680	(366)	(5,970)

(1)Attributable to all equity holders other than non-controlling interests in operating subsidiaries.
(2)Refer to Note 7, Acquisition of Businesses, for further details.
(3)Refer to Note 5 , Disposition of Businesses, for further details.
(4)In 2024 our Brazilian regulated gas transmission operation completed a dividend recapitalization of $1.7 billion.
(5)$1.7 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from non-controlling interest in operating subsidiaries, and classified as a liability
F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2024
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$741	$20	$11	$78	$45
Brazilian regulated gas transmission operation	1,357	318	102	135	59
Colombian natural gas distribution operation	1,153	63	(64)	13	(14)
Brazilian electricity transmission operation(1)	57	17	(34)	8	(15)
North American residential decarbonization infrastructure business(1)	2,834	74	(83)	27	(29)
Indian gas transmission operation	488	(35)	(18)	(9)	(5)
European residential decarbonization infrastructure business(1)	1,663	(64)	(37)	(18)	(10)
Transport
North American rail operation	2,360	161	(30)	19	(10)
U.K. port operation	307	5	12	7	18
Australian port operation(2)	335	(19)	(19)	(7)	(7)
Global intermodal logistics operation(1)	1,568	342	9	108	4
Midstream
Canadian diversified midstream operation	3,360	(9)	(171)	(12)	(214)
North American gas storage operation	427	110	704	69	445
Canadian natural gas gathering and processing operation	565	6	(109)	2	(50)
Data
U.S. colocation data center operation(1)	938	357	(5)	142	(2)
Australian data center operation	30	(4)	(33)	(2)	(13)
Indian telecom tower operation(1)	2,020	(73)	8	(13)	1
European hyperscale data center platform(1)	332	84	(144)	18	(32)
Corporate
Holding LP and other	—	(68)	—	(636)	170

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	635	19	38	78	154
Brazilian regulated gas transmission operation	1,483	455	44	202	19
Colombian natural gas distribution operation	997	53	104	10	24
Brazilian electricity transmission operation(1)	38	16	7	7	3
North American residential decarbonization infrastructure business(1)	2,759	57	(31)	20	(11)
Indian gas transmission operation	407	83	(4)	22	(1)
European residential decarbonization infrastructure business(1)	1,539	(2)	69	—	22
Transport
North American rail operation	2,257	166	190	20	14
U.K. port operation	272	9	12	14	12
Australian port operation	460	20	(2)	7	(1)
Global intermodal logistics operation(1)	385	56	(33)	22	(13)
Midstream
Canadian diversified midstream operation	3,338	15	56	19	72
North American gas storage operation	321	5	160	2	103
Canadian natural gas gathering and processing operation	547	14	(27)	5	(11)
Data
U.S. colocation data center operation	207	(87)	(6)	(35)	(2)
Australian data center operation	31	(3)	1	(1)	—
Indian telecom tower operation	1,471	19	(16)	6	(3)
European hyperscale data center platform(1)	170	56	(106)	13	(24)
Corporate
Holding LP and other	4	(171)	—	(583)	(85)
F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Year ended December 31, 2022
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	572	19	(20)	75	(78)
Brazilian regulated gas transmission operation	1,314	506	(2)	225	(1)
Colombian natural gas distribution operation	901	47	(23)	10	(4)
Brazilian electricity transmission operation	224	67	29	21	22
North American residential decarbonization infrastructure business	1,695	89	23	36	9
Indian gas transmission operation	337	51	(56)	14	(15)
European residential infrastructure operation	190	(19)	(18)	(3)	(3)
Transport
North American rail operation	2,253	196	202	23	21
U.K. port operation	272	6	(15)	8	(21)
Australian port operation	458	(27)	(21)	(10)	(8)
Indian toll roads(3)	143	1	(22)	4	(11)
Midstream
Canadian diversified midstream operation	3,150	115	(163)	160	(239)
North American gas storage operation	246	64	43	45	38
Canadian natural gas gathering and processing operation	561	32	(37)	13	(15)
Data
U.S. colocation data center operation	221	(75)	28	(30)	11
Australian data center operation	22	3	(9)	2	(4)
Indian telecom tower operation	1,398	(7)	(201)	2	(41)
Corporate
Holding LP and other	6	(106)	—	(244)	300

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
(3)Indian toll roads include our investments in BIF India Holdings Pte Ltd, Simhapuri Expressway Limited and Rayalseema Expressway Private Limited.

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2024			Year ended December 31, 2023
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$282	$(439)	$113	$226	$(487)	$309
Brazilian regulated gas transmission operation	585	(178)	(158)	739	(36)	(742)
Colombian natural gas distribution operation	93	(39)	(49)	89	(38)	(78)
Brazilian electricity transmission operation(1)	29	25	(23)	23	37	(51)
North American residential decarbonization infrastructure business(1),(4)	128	(160)	70	33	(2,647)	2,671
Indian gas transmission operation	196	(170)	28	134	86	(122)
European residential decarbonization infrastructure business(1)	140	(168)	30	(3)	(2,365)	2,489
Transport
North American rail operation	526	(422)	(95)	528	(296)	(259)
U.K. port operation	54	(42)	2	16	(51)	25
Australian port operation(2)	17	59	(72)	6	226	(229)
Global intermodal logistics operation(1)	1,133	(600)	(532)	327	(3,048)	2,828
Midstream
Canadian diversified midstream operation	504	(562)	(81)	542	(285)	(95)
North American gas storage operation	313	(60)	(191)	219	56	(228)
Canadian natural gas gathering and processing operation	211	(172)	(16)	170	(164)	(12)
Data
U.S. colocation data center operation(1)	256	(1,547)	1,451	(13)	(85)	93
Australian data center operation	(8)	(106)	110	5	(72)	69
Indian telecom tower operation(1)	465	(1,744)	1,261	608	(767)	255
European hyperscale data center platform(1)	(11)	(697)	794	54	(2,993)	2,993
Corporate
Holding LP and other	(380)	174	202	269	(629)	152
F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	Cash Flow Activities
	Year ended December 31, 2022
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$293	$(432)	$101
Brazilian regulated gas transmission operation	783	(80)	(824)
Colombian natural gas distribution operation	154	(32)	(99)
Brazilian electricity transmission operation	90	(58)	(120)
North American residential decarbonization infrastructure business(4)	(116)	(352)	480
Indian gas transmission operation	132	5	(123)
European residential decarbonization infrastructure business	(25)	(35)	71
Transport
North American rail operation	515	(250)	(210)
U.K. port operation	31	(61)	42
Australian port operation	26	(44)	(3)
Indian toll roads(3)	51	(15)	(26)
Midstream
Canadian diversified midstream operation	568	(713)	144
North American gas storage operation	61	(37)	(26)
Canadian natural gas gathering and processing operation	197	(68)	(153)
Data
U.S. colocation data center operation	(5)	(300)	318
Australian data center operation	5	(131)	114
Indian telecom tower operation	315	(243)	(28)
Corporate
Holding LP and other	(132)	(310)	362

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 27.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2024	2023
Deferred income tax assets
Tax losses carried forward	$2,143	$2,162
Financial instruments and other	717	212
	$2,860	$2,374
Deferred income tax liabilities
Long lived assets	$(9,836)	$(9,636)
Investment in associates and investment properties	(571)	(534)
	$(10,407)	$(10,170)
Net deferred income tax liabilities	$(7,547)	$(7,796)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$120	$107
Deferred income tax liabilities	(7,667)	(7,903)
Net deferred income tax liabilities	$(7,547)	$(7,796)
The deferred tax asset related to losses available for carry forward includes $105 million (2023: $84 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2024	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2024
Deferred income tax assets related to non-capital losses and capital losses	$2,162	$188	$—	$(207)	$—	$2,143
Deferred income tax liabilities related to differences in tax and book basis, net	(9,958)	136	(213)	811	(466)	(9,690)
Net deferred income tax liabilities	$(7,796)	$324	$(213)	$604	$(466)	$(7,547)

		Recognized in
US$ MILLIONS	Jan. 1, 2023	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2023
Deferred income tax assets related to non-capital losses and capital losses	$1,937	$275	$—	$(53)	$3	$2,162
Deferred income tax liabilities related to differences in tax and book basis, net	(7,801)	(280)	(107)	(217)	(1,553)	(9,958)
Net deferred income tax liabilities	$(5,864)	$(5)	$(107)	$(270)	$(1,550)	$(7,796)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $214 million (2023: $127 million), unused capital losses of $10,615 million (2023: $6,498 million) and unused non-capital losses of $3,026 million (2023: $2,756 million). Of the total deductible temporary differences of $214 million (2023: $127 million), $10 million expire after four years from the reporting date and $204 million do not expire. Of the unused capital losses of $10,615 million (2023: $6,498 million), $6,359 million expire after two years from the reporting date, $4,096 million expire after five years from the reporting date, $4 million expire beyond five years from the reporting date and $156 million do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2025	2026	2027	2028	2029	Beyond	Do not expire	Total
As of December 31, 2024	$18	$6	$20	$35	$10	$416	$2,521	$3,026

	Year of Expiration
US$ MILLIONS	2024	2025	2026	2027	2028	Beyond	Do not expire	Total
As of December 31, 2023	$17	$16	$6	$20	$15	$895	$1,787	$2,756

Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Tax expense comprises:
Current income tax expense	$594	$576	$474
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(247)	(51)	75
Changes in tax rates or the imposition of new taxes	(13)	4	(6)
Unrecognized deferred taxes	(64)	52	17
Total income tax expense	$270	$581	$560
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$1,953	$2,029	$1,935
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	524	622	626
Change in substantively enacted tax rates	(13)	4	(6)
International operations subject to different tax rates	35	(10)	(5)
Taxable income attributable to non-controlling interests	(106)	(73)	(91)
Portion of gains subject to different tax rates	(150)	(64)	23
Deferred tax assets not recognized	(64)	52	17
Permanent differences and other	44	50	(4)
Income tax expense recognized in profit or loss	$270	$581	$560
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $57 million (2023: $49 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2024	2023	2022
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(232)	$(169)	$(113)
Cash flow hedges	39	61	(162)
Pension plan actuarial changes	(20)	1	(39)
Total income tax expense recognized directly in other comprehensive income	$(213)	$(107)	$(314)
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 28.  PARTNERSHIP CAPITAL
As at December 31, 2024, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
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
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $295 million (2023: $266 million, 2022: $240 million). Prior to the split on June 10, 2022, the above thresholds of $0.1218 and $0.1320 were $0.1827 and $0.1980, respectively.
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
Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
In September 2023, Brookfield Investments Corporation, a subsidiary of BN, exercised its redemption right in respect of 3,287,267 Redeemable Partnership Units. Our partnership exercised its right of first refusal in respect of all such Redeemable Partnership Units and issued 3,287,267 units to Brookfield Investments Corporation in full satisfaction of such redemption request. Such exchanged units were subsequently transferred to BWS. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN.
In November 2024, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,088,572 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2024 and will terminate on December 1, 2025, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year. During the year ended December 31, 2024, Brookfield Infrastructure did not repurchase any units (2023: repurchased less than 1 million units for $25 million, 2022: nil).
(a)Special and Limited Partnership Capital

	Special General Partner Units
MILLIONS, EXCEPT UNIT INFORMATION	2024		2023		2022
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
MILLIONS, EXCEPT UNIT INFORMATION	2024		2023		2022
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,196	461,343,972	$6,092	458,380,315	$6,074	457,901,280
Conversion from RPU to LP	—	—	100	3,287,267	—	—
Unit issuance	11	343,347	12	416,225	13	338,953
Units repurchased and cancelled	—	—	(12)	(908,674)	—	—
Conversions	3	168,031	4	168,839	5	140,082
Ending balance	$6,210	461,855,350	$6,196	461,343,972	$6,092	458,380,315
During the year ended December 31, 2024, Brookfield Infrastructure did not repurchase any units (2023: less than 1 million units for $25 million, 2022: nil) and incurred no commission costs (2023: less than $1 million, 2022: $nil).
F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2024, our partnership issued 0.3 million units for proceeds of $11 million (2023: 0.4 million units for proceeds of $12 million, 2022: 0.3 million units for proceeds of $13 million).
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2024 was 2.4 million (2023: 2.4 million, 2022: 2.4 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2024 was 461.6 million (2023: 459.4 million, 2022: 458.1 million).
Net income per limited partnership unit was $0.04 for the year ended December 31, 2024 (2023: $0.14, 2022: $0.14). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2024.
On January 30, 2025, the partnership declared a quarterly distribution in the amount of $0.430 per unit, payable on March 31, 2025 to unitholders of record as at the close of business on February 28, 2025. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.

(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

MILLIONS, EXCEPT UNIT INFORMATION	2024		2023		2022
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,728	193,587,223	$2,728	193,587,223
Conversion of RPU to LP	—	—	(100)	(3,287,267)	—	—
Ending balance	$2,628	190,299,956	$2,628	190,299,956	$2,728	193,587,223
In September 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2024 was 190.3 million (2023: 192.7 million, 2022: 193.6 million).
Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(c) Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares

MILLIONS, EXCEPT SHARE INFORMATION	2024		2023		2022
	Carrying Value	Shares(1)	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$2,512	131,872,066	$1,757	110,567,671	$1,755	110,157,540
Issued in conjunction with the acquisition of Triton	—	—	751	21,094,441	—	—
Conversions	2	179,843	4	209,954	2	410,131
Ending balance	$2,514	132,051,909	$2,512	131,872,066	$1,757	110,567,671
(1)Includes 119,039,120 (December 31, 2023: 131,872,066) BIPC exchangeable shares and 13,012,789 (December 31, 2023: nil) class A.2 exchangeable shares.
In September 2023, BIPC issued approximately 21 million BIPC exchangeable shares with a fair value on date of issuance of approximately $751 million in connection with the acquisition of our global intermodal logistics operation. Refer to Note 7, Acquisition of Businesses, and Note 1, Organization and Description of the Business, for further details.
As a result of the issuance, equity was reallocated between limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units, and non-controlling interests - BIPC exchangeable shares to reflect the difference between the ratio in which the unit/shareholders participated in the issuance and their original economic interest in the partnership. The resulting impacts were recognized as ownership changes within the Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income (loss) were also ratably allocated. Refer to Note 29, Accumulated Other Comprehensive Income (Loss), for further details.
During the year ended December 31, 2024, BIPC exchangeable shareholders exchanged less than  0.2 million BIPC exchangeable shares (2023: 0.2 million) for $2 million of our units (2023: less than $3 million)
(d) Non-controlling interest—Exchangeable Units

MILLIONS, EXCEPT UNIT INFORMATION	2024		2023		2022
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$393	6,086,026	$401	6,464,819	$408	7,015,032
Conversions	(5)	(347,874)	(8)	(378,793)	(7)	(550,213)
Ending balance	$388	5,738,152	$393	6,086,026	$401	6,464,819
During the year ended December 31, 2024, Exchange LP unitholders exchanged 0.1 million (2023: 0.2 million, 2022: 0.2 million) Exchange LP Units for $2 million (2023: $4 million, 2022: $2 million) of our units.
During the year ended December 31, 2024, BIPC Exchangeable LP unitholders exchanged 0.2 million (2023: 0.2 million, 2022: 0.4 million ) BIPC exchangeable LP units for $3 million (2023: $4 million, 2022:$5 million) of BIPC exchangeable shares.
F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS	2024	2023	2022
Opening balance	$293	$293	$—
Issued for cash	—	—	293
Ending balance	$293	$293	$293
On January 21, 2022, BIP Bermuda Holdings I Limited issued 12 million fixed rate perpetual subordinated notes, at $25 per note, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f)    Preferred Unitholders’ Capital

MILLIONS, EXCEPT UNIT INFORMATION	2024		2023		2022
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$918	43,901,312	$1,138	55,881,062
Repurchased and cancelled	—	—	—	—	(220)	(11,979,750)
Ending balance	$918	43,901,312	$918	43,901,312	$918	43,901,312
During the year ended December 31, 2022, our partnership redeemed all of its outstanding Cumulative Class A Preferred Limited Partnership Units, Series 7, for $243 million. Losses on redemption of $23 million were recognized directly in equity.

Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 29.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$774	$(1,741)	$115	$87	$125	$3	$1,118	$481
Other comprehensive income (loss)	144	190	(12)	(48)	—	(3)	(52)	219
Equity issuance(1)	(15)	36	(2)	(3)	(3)	(1)	(17)	(5)
Other items	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2023	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676
Other comprehensive income (loss)	264	(419)	23	17	—	6	211	102
Balance at December 31, 2024	$1,167	$(1,934)	$124	$53	$122	$5	$1,241	$778

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$4	$(9)	$—	$—	$1	$—	$6	$2
Other comprehensive income	1	1	—	—	—	—	—	2
Equity issuance(1)	—	(1)	1	—	—	—	—	—
Balance at December 31, 2023	$5	$(9)	$1	$—	$1	$—	$6	$4
Other comprehensive income	1	(2)	—	—	—	—	2	1
Balance at December 31, 2024	$6	$(11)	$1	$—	$1	$—	$8	$5

(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$326	$(726)	$49	$36	$53	$(1)	$473	$210
Other comprehensive income (loss)	60	79	(6)	(20)	—	(1)	(22)	90
Equity issuance(1)	(14)	23	(2)	(1)	(3)	2	(19)	(14)
Other items	—	—	—	—	—	—	(9)	(9)
Balance at December 31, 2023	$372	$(624)	$41	$15	$50	$—	$423	$277
Other comprehensive income (loss)	109	(173)	9	7	—	3	87	42
Balance at December 31, 2024	$481	$(797)	$50	$22	$50	$3	$510	$319
F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(d) Attributable to Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$186	$(415)	$28	$20	$30	$1	$268	$118
Other comprehensive income (loss)	41	55	(3)	(14)	—	(1)	(16)	62
Equity issuance(1)	30	(64)	4	4	5	(1)	41	19
Other items	—	—	—	—	—	—	(4)	(4)
Balance at December 31, 2023	$257	$(424)	$29	$10	$35	$(1)	$289	$195
Other comprehensive income (loss)	75	(120)	7	5	—	2	59	28
Balance at December 31, 2024	$332	$(544)	$36	$15	$35	$1	$348	$223

(e) Attributable to Non-controlling interest—Exchangeable units(2)

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2022	$11	$(28)	$2	$1	$1	$—	$19	$6
Other comprehensive income (loss)	2	1	—	(1)	—	—	1	3
Equity issuance(1)	(1)	9	(1)	—	—	—	(7)	—
Balance at December 31, 2023	$12	$(18)	$1	$—	$1	$—	$13	$9
Other comprehensive income (loss)	3	(4)	—	—	—	—	2	1
Balance at December 31, 2024	$15	$(22)	$1	$—	$1	$—	$15	$10

(1)In relation to the issuance of BIPC exchangeable shares, accumulated other comprehensive income was reallocated between all components of equity. Refer to Note 28, Partnership Capital, for further details.
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 30.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and class A.2 exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Limited Partners	$(748)	$(701)	$(660)
General Partner(1)	(296)	(269)	(244)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(312)	(298)	(277)
BIPC exchangeable shares and class A.2 exchangeable shares	(212)	(176)	(160)
Exchangeable units(2)	(8)	(9)	(11)
Preferred unitholders	(52)	(47)	(50)
Perpetual subordinated notes	(16)	(16)	(16)
Total Distributions	$(1,644)	$(1,516)	$(1,418)

	For the year ended December 31,
PER UNIT/SHARE	2024	2023	2022
Limited Partners	$1.62	$1.53	$1.44
General Partner(1)	1.62	1.53	1.44
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1.62	1.53	1.44
BIPC exchangeable shares and class A.2 exchangeable shares	1.62	1.53	1.44
Exchangeable units(2)	1.62	1.53	1.44
Preferred unitholders	1.14	1.07	1.06
Perpetual subordinated notes	1.28	1.28	1.28

(1)Distributions to the General Partner include $295 million of incentive distributions for the year ended December 31, 2024 (2023: $266 million, 2022: $240 million).
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
NOTE 31.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank guarantees and letters of credit outstanding to third parties totaling $399 million (2023: $410 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 32.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual commitments which include commitments relating to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, service agreements for the purchase and transportation of core utilities at our Canadian diversified midstream operation and leases associated with our U.S. colocation data center operation, Indian telecom towers operation, North American rail operation and Canadian diversified midstream operation. As at December 31, 2024, our partnership had $6,633 million (2023: $5,535 million) of commitments outstanding, of which 13% mature in less than one year, 42% between two and five years, and 45% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our group. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 33.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2024 was $15 million (2023: $18 million, 2022: $26 million). The discount rate used was 5.2% (2023: 5.2%, 2022: 4.5%) with a rate of compensation of 2.6% (2023: 3.1%, 2022: 2.4%).

US$ MILLIONS	2024	2023
Plan assets	$760	$808
Less accrued benefit obligation	(685)	(813)
Accrued benefit asset (liability) (1)	$75	$(5)

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
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $2 million were incurred during the year ended December 31, 2024 (2023: $2 million, 2022: $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $393 million for the year ended December 31, 2024 (2023: $401 million, 2022: $421 million). As of December 31, 2024, $99 million was outstanding as payable to the Service Providers (December 31, 2023: $97 million).
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
As of December 31, 2024, Brookfield Infrastructure had a loan payable of $31 million to subsidiaries of Brookfield (December 31, 2023: $35 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2024, our net deposit from Brookfield was $180 million (December 31, 2023: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2024 (2023: $nil, 2022: $4 million). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2024, there were no borrowings outstanding (December 31, 2023: $nil).
As at December 31, 2024, Brookfield Infrastructure had approximately $130 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2023: $110 million) and approximately $140 million of net payables to subsidiaries of Brookfield (December 31, 2023: $339 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries and associates of Brookfield. For the year ended December 31, 2024, revenues of $11 million were generated (2023: $20 million, 2022: $8 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield. For the year ended December 31, 2024, expenses of $104 million were incurred (2023: $143 million, 2022: $144 million).
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million (December 31, 2023: $12 million) with a subsidiary of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with an affiliate of Brookfield for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statements of Financial Position. Interest on each loan was $34 million for the year ended December 31, 2024 (December 31, 2023: $26 million).
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
On June 10, 2024, the partnership terminated its voting agreement over its Peruvian toll road operations, maintaining all control by Brookfield. On deconsolidation, the partnership assessed the fair value of the Peruvian toll road operations and concluded that its recoverable amount was higher than its carrying amount. On deconsolidation, the partnership’s interest in its Peruvian toll road operation has been recognized as a financial asset.
On December 24, 2024, the partnership, BIHC and BIPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
NOTE 35.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2024 and 2023 were as follows:

US$ MILLIONS	Note	2024	2023
Foreign exchange contracts	(a)	$2,460	$3,531
Interest rates swaps and other	(b)	19,108	17,632
Commodity contracts		36	113
		$21,604	$21,276
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2024 and 2023:

US$ MILLIONS	Unrealized Gains During 2024	Unrealized Losses During 2024	Net Change During 2024	Net Change During 2023
Foreign exchange derivatives	$90	$(11)	$79	$(115)
Interest rate and other derivatives	361	(360)	1	(397)
Commodity derivatives	1	(21)	(20)	(4)
	$452	$(392)	$60	$(516)
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2024 and 2023.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2024	2023	2024	2023
Foreign exchange contracts
British pounds	$997	$1,081	$1.26	$1.26
Canadian dollars	142	917	0.74	0.77
Australian dollars	184	433	0.66	0.69
European Union euros	406	433	1.11	1.11
Indian rupees	247	126	0.011	0.012
Brazilian real	291	—	0.153	—
Other(1)	193	541	—	—
	$2,460	$3,531

(1)Includes foreign exchange contracts at our operating subsidiaries intended to offset the risk associated with non-recourse borrowings in currencies other than the functional currency of the underlying operation, primarily in USD.
F-102 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(b)Interest Rates
At December 31, 2024, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $19,108 million (2023: $17,632 million). Our partnership has an aggregate notional amount of $9,926 million floating interest rates derivatives that are benchmarked against the SOFR, $2,943 million floating interest rates derivatives that are benchmarked against the Canadian Overnight Repo Rate Average (“CORRA”), $2,585 million floating interest rates derivatives that are benchmarked against the Euro Interbank Offered Rate (“EURIBOR”), $681 million floating interest rates derivatives that are benchmarked against the bank bill swap rate, and $469 million floating interest rates derivatives that are benchmarked to the Sterling Overnight Index Average (“SONIA”).
Originally, certain loans and derivatives were benchmarked against the CDOR. However, in 2024, the partnership transitioned these instruments to the CORRA. The group accounted for the change to CORRA using the practical expedient in IFRS 9, which allows the group to change the basis for determining the contractual cash flows prospectively by revising the effective interest rate.
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2024 and the comparative notional amounts at December 31, 2023, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2024				2023
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$761	$706	$—	$1,467	$1,815
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	15	1,173	8	1,196	2,091
Commodity contracts	36	—	—	36	113
	$812	$1,879	$8	$2,699	$4,019
Elected for hedge accounting
Foreign exchange derivatives	$195	$569	$229	$993	$1,716
Interest rate derivatives
Interest rate and cross currency interest rate swaps	1,475	8,212	8,225	17,912	15,541
	$1,670	$8,781	$8,454	$18,905	$17,257
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2024 and 2023 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:
Brookfield Infrastructure F-103

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

	2024			2023
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$17,932	$(5)	$10	$16,457	$(459)	$(9)
Net investment hedges	973	41	—	800	(27)	—
	$18,905	$36	$10	$17,257	$(486)	$(9)
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
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2023. Our non-recourse borrowings have increased due to recently completed acquisitions while our consolidated net debt to capitalization ratio has increased to 62% at December 31, 2024 (2023: 56%).
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2024	2023
Corporate borrowings	$4,542	$4,911
Non-recourse borrowings	46,552	40,904
Subsidiary and corporate borrowings	51,094	45,815
Preferred shares	20	20
Cash and cash equivalents(1)	(2,357)	(2,488)
Consolidated net debt	48,757	43,347
Total partnership capital	29,853	34,016
Total capital and consolidated net debt	$78,610	$77,363
Consolidated net debt to capitalization ratio	62%	56%

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Brookfield Infrastructure’s financing plan is to fund its recurring growth capital expenditures with cash flow generated by its operations after maintenance capital expenditure, as well as debt financing that is sized to maintain its credit rating. To fund large scale development projects and acquisitions, Brookfield Infrastructure will evaluate a variety of capital sources including proceeds from selling mature assets, equity and debt financing. Our partnership will seek to raise additional equity if Brookfield Infrastructure believes it can earn returns on these investments in excess of the cost of the incremental partnership capital.
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
Brookfield Infrastructure attempts to maintain sufficient financial liquidity at all times so that it is able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO in the form of distributions to unitholders. Brookfield Infrastructure’s principal sources of liquidity are cash flows from its operations, undrawn credit facilities and access to public and private capital markets. Brookfield Infrastructure also structures the ownership of its assets to enhance its ability to monetize them to provide additional liquidity, if necessary.
Brookfield Infrastructure F-105

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2024	2023
Corporate cash and financial assets	$276	$812
Availability under committed credit facilities(2)	3,225	3,175
Commercial paper	(850)	(989)
Draws on credit facility	(300)	(222)
Commitments under credit facility	(10)	(8)
Corporate liquidity	$2,341	$2,768

(1)Liquidity managed by Brookfield Infrastructure L.P. and affiliated corporate entities.
(2)Includes a $2.2 billion (2023: $2.2 billion) committed corporate credit facility and a $1 billion (2023: $1 billion) credit facility with Brookfield. Refer to Note 20, Borrowings, for further details.
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2024
US$ MILLIONS
Accounts payable and other liabilities	$4,071	$49	$15	$208	$4,343
Corporate borrowings	850	—	1,587	2,134	4,571
Non-recourse borrowings	3,016	4,652	15,487	24,226	47,381
Financial liabilities	248	331	210	1,991	2,780
Lease liabilities	637	652	1,662	2,876	5,827

Interest Expense:
Corporate borrowings(1)	223	223	572	2,098	3,116
Non-recourse borrowings	2,847	2,670	6,104	4,741	16,362

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $250 million and $158 million of subordinated notes maturing March 15, 2055, May 24, 2081, and May 31, 2084 , with coupon rates of 6.8%, 5.0% and 7.3%, respectively.

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
F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on$250 million of subordinated notes maturing May 24, 2081, with coupon rates of 5.0%
(b)Market Risk
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
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2024, the balance of the portfolio was $422 million (2023: $809 million), a 10% change in the value of the portfolio would impact our consolidated net income by $40 million and equity by $42 million.
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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

	2024
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$16	$(16)
Other comprehensive income (loss) to the partnership(1)	2	(2)

(1)Includes net income and other comprehensive income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
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
F-108 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2024 and 2023:

2024
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$4,027	$543	$900	$919	$1,013	$767	$292	$—	$1,074	$72	$9,607
Non-current assets	32,926	3,254	11,951	5,202	20,259	7,644	1,175	130	11,778	664	94,983
	$36,953	$3,797	$12,851	$6,121	$21,272	$8,411	$1,467	$130	$12,852	$736	$104,590
Liabilities:
Current liabilities	$4,308	$454	$1,182	$776	$1,681	$711	$445	$—	$1,280	$66	$10,903
Non-current liabilities	24,079	1,594	6,844	4,487	12,751	3,037	451	—	10,460	131	63,834
	28,387	2,048	8,026	5,263	14,432	3,748	896	—	11,740	197	74,737
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(486)	303	576	242	328	630	18	31	155	129	1,926
Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares	(341)	213	405	170	231	443	13	22	109	90	1,355
Non-controlling interest—Exchangeable units(1)	(17)	10	19	8	11	20	1	1	5	4	62
Non-controlling interest—Other(2)	10,600	478	2,412	(157)	5,466	2,023	495	(1)	463	—	21,779
Net investment attributable to limited partners and general partner	$(1,190)	$745	$1,413	$595	$804	$1,547	$44	$77	$380	$316	$4,731
Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

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
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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

	Impact on Net Income to the Partnership(1)
	2024		2023		2022
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$6	$(6)	$6	$(6)	$7	$(7)
USD/EUR	4	(4)	1	(1)	(1)	1
USD/GBP	6	(6)	8	(8)	8	(8)
USD/COP	1	(1)	1	(1)	1	(1)
USD/BRL	21	(21)	20	(20)	17	(17)
USD/CAD	1	(1)	4	(4)	21	(21)
USD/INR	(3)	3	1	(1)	—	—

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.

	Impact on Partnership Capital
	2024		2023
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$28	$(28)	$66	$(66)
USD/GBP	103	(103)	108	(108)
USD/BRL	69	(69)	134	(134)
USD/PEN	12	(12)	12	(12)

Brookfield Infrastructure F-111

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long-term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

US$ MILLIONS	2024	2023
Partnership Capital	$29,853	$34,016
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(20,568)	(23,661)
Deficit	5,674	4,419
Accumulated other comprehensive income	(1,335)	(1,161)
Ownership changes	(653)	(581)
Invested Capital	$12,971	$13,032
F-112 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
The following table presents the change in Invested Capital during year ended December 31, 2024 and 2023:

	For the year ended December 31,
US$ MILLIONS	2024	2023
Opening balance	$13,032	$12,281
Net redemption of preferred units	(72)	—
Issuance of limited partnership units, net of redemptions	11	—
Issuance of BIPC exchangeable LP Units	—	751
Ending balance	$12,971	$13,032
Weighted Average Invested Capital	$13,032	$12,478

NOTE 38.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Interest paid	$3,289	$2,132	$1,638
Income taxes paid	$597	$524	$364
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2024	2023	2022
Accounts receivable	$136	$(124)	$(445)
Prepayments	(13)	(471)	(117)
Accounts payable and other	(349)	(43)	(342)
Changes in non-cash working capital, net(1)	$(226)	$(638)	$(904)

(1)During the year ended December 31, 2024, changes in non-cash working capital include a $0.5 billion (2023: $0.3 billion, 2022: $0.3 billion) reduction to cash related to the impact of finance lease receivables signed at our North American residential decarbonization infrastructure business. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are more than offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Brookfield Infrastructure F-113