Form 20-F
period 2025-12-31
Brookfield Infrastructure Partners L.P.
filed 2026-03-17
CIK 1406234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2025
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

460,488,788 Limited Partnership Units as of December 31, 2025
7,986,595 Class A Preferred Limited Partnership Units, Series 9 as of December 31, 2025
9,936,190 Class A Preferred Limited Partnership Units, Series 11 as of December 31, 2025
8,000,000 Class A Preferred Limited Partnership Units, Series 13 as of December 31, 2025
8,000,000 Class A Preferred Limited Partnership Units, Series 14 as of December 31, 2025
1 General Partner Unit as of December 31, 2025

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
•our “midstream operations” are to our interest in our North American gas storage operation, our Canadian natural gas gathering and processing operation, our U.S. refined products pipeline system and our Canadian diversified midstream operation, as described in Item 4.B “Business Overview—Our Operations—Midstream—Overview”;
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
•“SEC” are to the United States Securities and Exchange Commission;
•“Securities Act” are to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder; and
4 Brookfield Infrastructure

•“SEDAR+” are to the System for Electronic Data Analysis and Retrieval+ at www.sedarplus.ca;
•the “Service Providers” are to Brookfield Infrastructure Group L.P., Brookfield Asset Management Private Institutional Capital Adviser (Canada), LP, Brookfield Asset Management Services SRL, Brookfield Global Infrastructure Advisor Limited, Brookfield Infrastructure Group (Australia) Pty Limited and Brookfield Private Capital (DIFC) Limited, each of which is an indirect wholly-owned subsidiary of BAM, and, unless the context otherwise requires, includes any other affiliate of BN that provides services to us pursuant to the Master Services Agreement or any other service agreement or arrangement;
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
•our “transport operations” are to our interests in North American, European, Australian and Brazilian rail operations, North American LNG export operations, port operations in the United States, the U.K., and Australia, global intermodal logistics operations, and toll road operations in Brazil, as described in Item 4.B “Business Overview—Our Operations—Transport—Overview”;
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
•“U.S. Internal Revenue Code” are to the U.S. Internal Revenue Code of 1986, as amended;
•“U.S. Holder” have the meaning ascribed thereto under Item 10.E “Taxation—Certain Material U.S. Federal Income Tax Considerations”;
Brookfield Infrastructure 5

•“Class A Preferred Units”, “Series 9 Preferred Units”, “Series 10 Preferred Units”, “Series 11 Preferred Units”, “Series 12 Preferred Units”, “Series 13 Preferred Units”, “Series 14 Preferred Units”, “Series 15 Preferred Units”, “Series 16 Preferred Units”, “Series 17 Preferred Units” and “Series 18 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 10, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 12, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14, cumulative class A preferred limited partnership units, series 15, cumulative class A preferred limited partnership units, series 16, cumulative class A preferred limited partnership units, series 17 and cumulative class A preferred limited partnership units, series 18 in our partnership, respectively;
•“Holding LP Class A Preferred Units”, “Holding LP Series 1 Preferred Units”, “Holding LP Series 3 Preferred Units”, “Holding LP Series 9 Preferred Units”, “Holding LP Series 11 Preferred Units”, “Holding LP Series 13 Preferred Units”, “Holding LP Series 14 Preferred Units”, “Holding LP Series 15 Preferred Units”, “Holding LP Series 16 Preferred Units”, “Holding LP Series 17 Preferred Units” and “Holding LP Series 18 Preferred Units” are to cumulative class A preferred limited partnership units, cumulative class A preferred limited partnership units, series 1, cumulative class A preferred limited partnership units, series 3, cumulative class A preferred limited partnership units, series 9, cumulative class A preferred limited partnership units, series 11, cumulative class A preferred limited partnership units, series 13, cumulative class A preferred limited partnership units, series 14, cumulative class A preferred limited partnership units, series 15, cumulative class A preferred limited partnership units, series 16, cumulative class A preferred limited partnership units, series 17 and cumulative class A preferred limited partnership units, series 18 of the Holding LP, respectively;
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
Factors that could cause our actual results to differ materially from those contemplated or implied by the forward-looking statements and information in this annual report on Form 20-F include, without limitation:
•our strategic initiatives may not be completed as planned and we may not realize the anticipated benefits therefrom;
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
Brookfield Infrastructure 7

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
8 Brookfield Infrastructure

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
Brookfield Infrastructure 9

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
FFO
We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods.
FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods.
Brookfield Infrastructure 11

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
Some of our operations are critically linked to the transport or production of key commodities. For example, our Australian rail operation relies on demand for iron ore for steel production and our American gas transmission operations rely on demand for natural gas and benefits from higher gas prices. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements), these contract terms are finite and, in some cases, contracts contain termination or suspension rights for the benefit of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may result in termination, suspension or default under a key contract, or otherwise have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding our efforts to maximize contractual protections.
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
Brookfield Infrastructure 17

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
18 Brookfield Infrastructure

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
Brookfield Infrastructure 19

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
20 Brookfield Infrastructure

The lands used for our infrastructure assets may be subject to adverse claims or governmental or First Nations rights.
Our operations require large areas of land on which to be constructed and operated. The rights to use the land can be obtained through freehold title, leases and other rights of use. Although we believe that we have valid rights to all material easements, licenses and rights of way for our infrastructure operations, not all of our easements, licenses and rights of way are registered against the lands to which they relate and may not bind subsequent owners. Additionally, different jurisdictions have adopted different systems of land title and in some jurisdictions it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. In some jurisdictions where we have operations, it is possible to claim indigenous or aboriginal rights to land and the existence or declaration of native title may affect the existing or future activities of our operations and impact on their business, financial condition and results of operations.
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
Brookfield Infrastructure 21

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
22 Brookfield Infrastructure

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
Our business places significant reliance on information systems and other technology. This technology includes our computer systems used for information storage, processing, administrative and commercial functions and the operating plant and equipment used by our assets, including that on our toll roads, in our electricity transmission systems, data centers, fiber networks, regulated terminal operations, ports, rail networks, and by our electricity and gas distribution companies. In addition, our business also relies upon telecommunication services to interface with its widely distributed business network and customers. The information and embedded systems of key business partners, third-party service providers and regulatory agencies are also important to our operations. Our business relies on this technology functioning as intended.
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
Brookfield Infrastructure 23

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
24 Brookfield Infrastructure

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
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the European Union (“E.U.”). GDPR imposes stringent rules and penalties for non- compliance. Other countries where we operate are enacting or amending data protection, artificial intelligence and other technology laws to empower regulators to impose financial penalties and injunctions on certain data processing activities, which could have an adverse effect on our business.

Many of our operations depend on relevant contractual arrangements.
Many of our operations rely on revenue from customers under contracts. There is a risk that customers will default under these contracts. We cannot provide assurance that one or more customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our operations, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our business, financial condition and results of operations. For example, we have a single customer which represented a majority of contractual and regulated revenues of our Brazilian regulated gas transmission operation during 2025. As this accounts for a majority of its cash flow, our Brazilian regulated gas transmission operation could be materially adversely affected by any material change in the financial condition of that customer.
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
Brookfield Infrastructure 25

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
Brookfield Infrastructure 27

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
28 Brookfield Infrastructure

Brookfield’s ownership position in our partnership and the Holding LP entitles it to a significant percentage of our distributions, and Brookfield may increase its ownership relative to other unitholders.
As of March 12, 2026, the Brookfield Holders beneficially own, collectively, directly or indirectly, 207,999,242 of our units, assuming exchange of 190,299,956 Redeemable Partnership Units of the Holding LP (which are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism) and exchange of 13,012,789 class A.2 exchangeable shares (which are exchangeable for BIPC exchangeable shares or our units) beneficially owned by Brookfield. See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption-Exchange Mechanism” and Item 10.B “Memorandum and Articles of Association—BIPC”. In addition, Brookfield owns 0.37% of the Holding LP through Special General Partner Units, which entitle Brookfield to receive distributions in proportion to its special general partnership interest, plus additional incentive distributions, as described in Item 7.B “Related Party Transactions—Special General Partner Distributions” and “—Incentive Distributions.” Accordingly, Brookfield’s ownership position of Redeemable Partnership Units and Special General Partner Units allows Brookfield to receive a substantial percentage of our distributions. See Item 10.B “Memorandum and Articles of Association.”
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
30 Brookfield Infrastructure

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
Brookfield Infrastructure 31

Our General Partner, the sole shareholder of which is a subsidiary of BN, has sole authority to determine whether we will make distributions and the amount of distributions on our units and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us, our unitholders and preferred unitholders. For example, because the base management fee is calculated based on the market value of our group, it may create an incentive for Brookfield to increase or maintain the market value of our group over the near-term when other actions may be more favorable to us or our unitholders and preferred unitholders. Similarly, Brookfield may take actions to increase distributions on our units in order to ensure Brookfield is paid incentive distributions in the near term when other investments or actions may be more favorable to us or our unitholders and preferred unitholders. Also, through the Brookfield Holders’ ownership of our units, the Redeemable Partnership Units and class A.2 exchangeable shares, the Brookfield Holders collectively have an effective economic interest in our partnership of approximately 26.5%, on a fully-exchanged basis (assuming the exchange of all issued and outstanding Redeemable Partnership Units, Exchangeable units, BIPC exchangeable shares and class A.2 exchangeable shares) and therefore Brookfield may be incentivized to increase distributions payable to our unitholders and thereby to Brookfield.
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
Brookfield Infrastructure 33

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
36 Brookfield Infrastructure

While we plan to review our partnership’s distributions to our unitholders periodically, there is no guarantee that we will be able to increase, or even maintain the level of distributions that are paid. Historically, as a result of this review, we decided to increase distributions in each of the last sixteen years. However, such historical increases in distribution payments may not be reflective of any future increases in distribution payments which will be subject to review by the board of directors of our General Partner taking into account prevailing circumstances at the relevant time. Immediately following completion of the special distribution, and as a result of the issuance by BIPC of exchangeable shares to holders of units, our partnership’s regular quarterly distribution per unit was reduced such that the aggregate distribution received by a holder of units and BIPC exchangeable shares, when taken together, remained approximately the same as it would have been had the special distribution never been made. See Item 4.A “History and Development of Brookfield Infrastructure — Overview”. Although we intend to make distributions on our units in accordance with our distribution policy, our partnership is not required to pay distributions on our units and neither our partnership nor our General Partner can assure you that our partnership will be able to increase or even maintain the level of distributions on our units that are made in the future.
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
Although our partnership is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (“Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be instances where publicly available information about our partnership is either different or presented in a different manner than what is typically published by or about other public limited partnerships in the United States that are U.S. domestic issuers. As a foreign private issuer, our partnership is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, large unitholders of our partnership are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules imposed by the NYSE are inapplicable to our partnership as it is a foreign private issuer.
We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield controls the sole shareholder of our General Partner and, as a result of such ownership of our General Partner, Brookfield is able to control the appointment and removal of our General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though the Brookfield Holders currently collectively have an effective economic interest in our partnership of approximately 26.5%, on a fully-exchanged basis, as a result of ownership of our units, the Redeemable Partnership Units and class A.2 exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders and preferred unitholders. For example, despite the fact that we have conflicts protocols in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, as well as between BIPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of the assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our unitholders and preferred unitholders and holders of BIPC exchangeable shares.
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
The market price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our units and preferred units and securities exchangeable into units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our units; actual or anticipated variations or trends in market interest rates; market prices of other securities; our strategic actions and changes in our investments or asset
Brookfield Infrastructure 39

composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our partnership, our business and our assets; changes in stock market analyst recommendations or earnings estimates regarding our units or the securities of other issuers that are comparable to our partnership or are in the industries that our operating entities serve; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of our units, preferred units or securities exchangeable for our units (including sales of BIPC exchangeable shares under the BIPC ATM or otherwise); repurchases of our securities, including under our normal course issuer bid; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar infrastructure companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for our partnership to continue to be taxable as a partnership for U.S. federal income tax purposes. Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units and preferred units (and securities exchangeable into units, such as the BIPC exchangeable shares).
We may issue additional partnership securities, including preferred units, which may dilute holders of our units and could depress the trading price of our units and/or preferred units. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our unitholders and preferred unitholders.
Under our Limited Partnership Agreement, and subject to the terms of any of our securities then outstanding, we may issue additional partnership securities, including units, preferred units, securities exchangeable into units (including the BIPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our General Partner may determine. Subject to the terms of any of our securities then outstanding, our General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our profits, losses and distributions, any rights to receive partnership assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Subject to the terms of any of our securities then outstanding, our General Partner may use such authority to issue additional units or preferred units, which could dilute holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units or preferred units.
The sale or issuance of our units, preferred units, BIPC exchangeable shares, class A.2 exchangeable shares or other securities exchangeable into our units, or the exchange of Exchangeable units, or the perception of such sales, issuances or exchanges, could depress the trading price of our units or preferred units and impair our ability to raise capital through the sale of additional units or preferred units. In addition, we may also issue additional units or other securities as consideration for acquisitions. We are also required to issue additional units upon exchange of BIPC exchangeable shares and class A.2 exchangeable shares. We cannot predict the effect that future sales, issuances or exchanges of our units, preferred units or securities exchangeable into our units, or the perception of such sales, issuances or exchanges, would have on the market price of our units or preferred units. Subject to the terms of any of our securities then outstanding, holders of units and preferred units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. Accordingly, any such additional securities may be dilutive to our unitholders and may have terms that are more favorable than those for our units or preferred units.
40 Brookfield Infrastructure

Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes our partnership and BIPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving our partnership and/or BIPC, which could result in changes to the rights, preferences or relative economic interest of our unitholders, including the exchange of our units for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain unitholders and other consequences that would affect unitholders, the results of which may be adverse.
There are 122,406,667 BIPC exchangeable shares and 13,012,789 class A.2 exchangeable shares outstanding as of March 12, 2026, each of which may be exchanged for our units in accordance with their terms. In November 2025, BIPC commenced an “at-the-market” offering of up to $400 million of BIPC exchangeable shares (the “BIPC ATM”), of which approximately $243 million remains available for issuance as of March 12, 2026 until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Although the BIPC ATM is intended to be non-dilutive to Brookfield Infrastructure as a result of the anticipated use of proceeds to facilitate repurchases under our normal course issuer bid (when permitted under applicable securities laws), we cannot predict the effect that the BIPC ATM will have on the market price of our units.
Non-U.S. unitholders will be subject to foreign currency risk associated with Brookfield Infrastructure’s distributions.
A significant number of our unitholders will reside in countries where the U.S. dollar is not the functional currency.. Our distributions are denominated in U.S. dollars but may be settled in the local currency of the unitholder receiving the distribution. For each non-U.S. unitholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. unitholder, the value received by such unitholder in its local currency will be adversely affected.
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
44 Brookfield Infrastructure

The IRS or the CRA may not agree with certain assumptions and conventions that our partnership uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our partnership uses to report income, gain, loss, deduction, and credit to our unitholders.
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
46 Brookfield Infrastructure

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
Brookfield Infrastructure 47

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
48 Brookfield Infrastructure

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
Any Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. If any CFA of the Holding LP or any direct or indirect subsidiary thereof that is itself a CFA of the Holding LP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Holding LP may be limited in certain specified circumstances. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.
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
Many industries, including the industries in which we operate, are impacted by political and economic conditions, and in particular, adverse events in financial markets, which may have a profound effect on global or local economies. Some key impacts of general financial market turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which we operate, including, but not limited to, the acceleration or reversal of key global trends such as deglobalization, decarbonization and digitization, new home construction, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, imposition of tariffs and retaliatory actions, interest rates and tax rates may adversely affect our growth and profitability.
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
Adverse changes in economic conditions can significantly harm demand for our services and make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact revenues, profits and cash flow; volatile energy, tariffs or other restrictions on foreign imports, commodity input and consumables prices and currency exchange rates could materially impact production costs; poor local or regional economic conditions could materially impact the level of traffic on our toll roads or volume of commodities transported on our rail network and/or shipped through our ports; our U.K. regulated distribution business earns connection revenues that would be negatively impacted by an economic recession and a reduction of housing starts in the U.K. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could also materially impact the valuation of our units and preferred units.
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
56 Brookfield Infrastructure

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
Our operating businesses may be impacted by rising inflationary pressures. While inflationary pressures eased in 2025 across many jurisdictions, volatile or rising inflation may drive tightening in monetary policies by major central banks, posing risks to economic growth. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce or stabilize inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results for our operating businesses. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by the imposition of tariffs, labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While regulated and contractual arrangements in our portfolio companies can provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our operating businesses and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
Changes or developments in U.S. laws or policies, including changes in U.S. domestic economic policies and foreign trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial condition.
The announcement and imposition of tariffs by the U.S., together with potential, announced or implemented retaliatory tariffs by other governments on imports from the U.S., and other potential measures, including duties, fees, economic sanctions or other trade measures, as well as the potential impacts of these tariffs and trade measures, present risks to our business operations and financial results. The eventuality, timing and rates of potential tariffs are difficult to predict at this time. Changes or developments in U.S. laws and policies, such as laws and policies surrounding U.S. economic policies, including the United-States-Mexico-Canada Agreement (“USMCA”), as well as international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we operate, can materially adversely affect our business and financial condition. Changes in U.S. administrative policy may result in significant increases in tariffs for imported goods, among other possible changes. The U.S. has also stated its interest in renegotiating and altering the USMCA in 2026, which could further impact our business and financial condition. There also are risks associated with retaliatory tariffs and resulting trade wars. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the United States. The imposition of such tariffs or other
Brookfield Infrastructure 57

similar trade restrictions may also be inflationary, which could cause the cost of inputs to increase and interest rates to rise and create further uncertainty and volatility in the market, which may have a material adverse effect on our business and financial statements.
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
58 Brookfield Infrastructure

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
Brookfield Infrastructure 59

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
60 Brookfield Infrastructure

In addition, operating costs can be influenced by a wide range of factors, many of which may not be under the control of the owner/operator, including the need to comply with the directives of central and local government authorities. For example, we cannot predict the impact of future economic conditions, energy conservation measures, alternative fuel requirements, or governmental regulation all of which could reduce the demand for or availability of commodities our operations rely upon, most notably coal and natural gas. It is difficult to predict government policies and what form of laws and regulations will be adopted or how they will be construed by the relevant courts, or to the extent which any changes may adversely affect us. For example, military tensions and conflict in Eastern Europe and the Middle East has contributed to global economic uncertainty and significant disruptions in the free movement of goods, services, and people, which has increased the costs of conducting business in Europe. Further political instability and escalation of military conflict in Eastern Europe, the Middle East or elsewhere in the world could have a material adverse effect on our business, financial condition and results of operations.
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
Brookfield Infrastructure 61

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
62 Brookfield Infrastructure

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
Brookfield Infrastructure 63

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
64 Brookfield Infrastructure

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
Brookfield Infrastructure 65

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
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.
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
66 Brookfield Infrastructure

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

Brookfield Infrastructure 67

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF BROOKFIELD INFRASTRUCTURE
Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Our group has appointed the Service Providers to provide certain management, administrative and advisory services for a fee under the Master Services Agreement. The Brookfield Holders’ collective economic interest in our partnership is approximately 26.5% on a fully-exchanged basis.
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

68 Brookfield Infrastructure

On January 29, 2026, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.455 per unit (or $1.82 per unit annualized) with an identical increase approved by the board of directors of BIPC to holders of BIPC exchangeable shares. Distributions have grown at a compound annual growth rate of 9% over the last 15 years. We target a 5% to 9% annual distribution increase in light of the growth that we foresee in our operations.
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
The following table outlines the significant events in the history and development of our business during the past three fiscal years. Descriptions reflect the facts and circumstances of each event using information available at the time of reporting. Descriptions related to events prior to the current fiscal year may not be reflective of our partnership’s current operations:

Date	Segment	Event

January 2023	Utilities:	On January 4, 2023, Brookfield Infrastructure acquired HomeServe PLC (“HomeServe”), a residential infrastructure business operating in North America and Europe, for total equity consideration of approximately $1.2 billion. The partnership has an effective 26% and 25% interest in HomeServe’s North American and European businesses, respectively.
February 2023	Data:	On February 1, 2023, Brookfield Infrastructure acquired an effective 6% interest in a European telecom tower operation, for total equity consideration of approximately $700 million.
April 2023	Midstream:	On April 1, 2023, our North American gas storage operation sold a portion of its U.S. gas storage portfolio for net proceeds of approximately $70 million.
April 2023	Transport:	On April 26, 2023, a subsidiary of Brookfield Infrastructure completed the sale of its 50% interest in a freehold landlord port in Victoria, Australia, which generated net proceeds of approximately $70 million.
May 2023	Utilities:	On May 2, 2023, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Transmissora Sertaneja de Eletricidade S.A. (“Sertaneja”), a Brazilian electricity transmission operation, for $35 million, increasing Brookfield Infrastructure’s effective ownership in Sertaneja to 31%. Sertaneja owns and operates approximately 480 kilometers of electricity transmission lines in Brazil.
June 2023	Midstream:	On June 15, 2023, a subsidiary of Brookfield Infrastructure sold a portion of its interest in its U.S. gas pipeline for net proceeds of approximately $420 million, decreasing its ownership from approximately 38% to 25%.
Brookfield Infrastructure 69

Date	Segment	Event

June 2023	Data:	On June 15, 2023, Brookfield Infrastructure sold its effective 12% interest in its New Zealand data distribution business for net proceeds of approximately $275 million.
June 2023	Transport:	On June 15, 2023, Brookfield Infrastructure completed the sale of its interest in its Indian toll roads operation for net proceeds of approximately $180 million.
July 2023	Corporate:	On July 27, 2023, Alberta Finco issued C$700 million aggregate principal amount of medium-term notes, comprised of C$500 million aggregate principal amount of Series 13 Notes, due July 27, 2030, which bear interest at rate of 5.710% per annum, and C$200 million aggregate principal amount of Series 14 Notes, due July 27, 2053, which bear interest at a rate of 5.950% per annum.
August 2023	Data:	On August 1, 2023, Brookfield Infrastructure acquired Data4 Group (“Data4”), a European hyperscale data center platform, for consideration of approximately $600 million. The partnership has an effective 19% interest in Data4.
August 2023	Data:	In August of 2023, Brookfield Infrastructure sold a portion of its interest in our Indian telecom tower operation for net proceeds of approximately $35 million.
August 2023	Utilities:	On August 31, 2023 Brookfield Infrastructure sold its 7.9% interest in AusNet Serviced Ltd. (“AusNet”), an Australian regulated utility operation, for net proceeds of $435 million.
September 2023	Utilities:	On September 6, 2023, Brookfield Infrastructure acquired an additional 6% interest in our U.K residential infrastructure operation, increasing our ownership of the business to approximately 21%. Total consideration paid was approximately $6 million.
September 2023	Transport:	On September 28, 2023, our group, through its subsidiary BIPC, completed the acquisition of Triton International Limited (“Triton”), a global intermodal logistics operation, for consideration of $1.2 billion. In connection with the Triton acquisition, consideration paid included $751 million of BIPC exchangeable shares issued and $55 million of pre-existing interest in the business. The partnership has an effective 28% interest in Triton.
September 2023	Corporate:	On September 29, 2023, a subsidiary of BN exercised its redemption right in respect of 3.3 million Redeemable Partnership Units of the Holding LP. BIP exercised its call right in respect of such Redeemable Partnership Units and issued 3.3 million units to such subsidiary. The units were valued at approximately $100 million, representing 1% of its interest in Brookfield Infrastructure, and were subsequently transferred to subsidiaries of BWS.
October 2023	Data:	On October 3, 2023, Brookfield Infrastructure acquired an approximate 15% interest in a North American hyperscale data center platform, for total consideration of approximately $400 million.
January 2024	Data:	On January 12, 2024, Brookfield Infrastructure, through its U.S. colocation data center operation, acquired a portfolio of data centers out of bankruptcy from Cyxtera Technologies (“Cyxtera”). The purchase price was fully funded through debt, and did not require any new equity capital.
February 2024	Corporate:	On February 22, 2024, our partnership repaid all medium-term notes maturing February 22, 2024 for $531 million.
April 2024	Transport:	On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
70 Brookfield Infrastructure

Date	Segment	Event

May / June 2024	Corporate:	On May 31, 2024 and June 5, 2024, Alberta Finco issued subordinated notes with an aggregate principal amount of $158 million. The notes are fully and unconditionally guaranteed on a subordinated basis by our partnership and certain of our subsidiaries. The subordinated notes mature on May 31, 2084, and have a coupon rate of 7.250% per annum.
June 2024	Transport:	On June 10, 2024, Brookfield Infrastructure terminated its voting agreement over its Peruvian toll road operations, reverting control over this asset to Brookfield. Upon deconsolidation, the partnership’s interest in its Peruvian toll road operation was recognized as a financial asset.
September 2024	Data:	On September 12, 2024, Brookfield Infrastructure acquired an approximate 16% interest in an Indian telecom operation, for total consideration of approximately $140 million of equity capital with the balance funded through acquisition debt.
November 2024	Corporate:	On November 29, 2024, Alberta Finco issued fixed-to-fixed reset rate subordinated notes with an aggregate principal amount of $300 million. The fixed-to-fixed reset rate subordinated notes mature on March 15, 2055, and will bear interest at an annual rate of 6.750% until March 15, 2030.
December 2024	Corporate:	On December 5, 2024, BIPIC, an indirect subsidiary of the partnership, redeemed all 4,000,000 of its outstanding senior Preferred Shares, series 1 (the “BIPIC Preferred Shares”) for cash. The redemption price for each BIPIC Preferred Shares was C$26.75.
December 2024	Utilities:	On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A. (“Chimarrão”), a Brazilian electricity transmission operation, for $22 million, increasing Brookfield Infrastructure’s effective ownership in Chimarrão to 31%. Chimarrão owns and operates approximately 840 kilometers of electricity transmission lines in Brazil.
December 2024	Corporate:	On December 24, 2024, the partnership, BIHC and BIPC completed a reorganization through a court approved plan of arrangement under the BCBCA (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BIHC, other than Brookfield, received BIPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BIHC on a one-for-one basis; (ii) Brookfield transferred its class A exchangeable subordinate voting shares of BIHC to BIPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BIHC were delisted; and (iv) the exchangeable shares of BIPC were listed on the NYSE and the TSX. The exchangeable shares are listed on the TSX and the NYSE under the symbol “BIPC”.
December 2024	Data:	On December 30, 2024, Brookfield Infrastructure sold its fiber platform within its French telecom infrastructure business for proceeds of $100 million.
January / March 2025	Utilities:	On January 13, 2025 and March 26, 2025, Brookfield Infrastructure completed the sale of its Mexican regulated natural gas transmission pipelines for net proceeds of approximately $125 million.
March 2025	Transport:	On March 26, 2025, our global intermodal logistics operations sold its 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million. Following our sale, our global intermodal logistics operation retained a 67% interest as an investment in associate.
Brookfield Infrastructure 71

Date	Segment	Event

April 2025	Utilities:	On April 29, 2025, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A (“Mantiqueira”), a Brazilian electricity transmission operation, for approximately $45 million, increasing Brookfield Infrastructure’s effective ownership in Mantiqueira to 31%. Mantiqueira owns and operates approximately 1,200 kilometers of electricity transmission lines in Brazil.
May 2025	Midstream:	On May 9, 2025, Brookfield Infrastructure completed the sale of the remaining 25% interest in its U.S. gas pipeline for net proceeds of approximately $400 million.
May 2025	Corporate:	On May 16, 2025, Alberta Finco issued fixed-to-fixed reset rate subordinated notes with an aggregate principal amount of C$250 million. The fixed-to-fixed reset rate subordinated notes mature on September 1, 2055, and will bear interest at an annual rate of 5.598% until September 1, 2030.
June 2025	Transport:	On June 13, 2025, Brookfield Infrastructure sold a 23% interest in its Australian export terminal operation for net proceeds of approximately $280 million. The sale reduced our interest from approximately 49% to 26%.
June 2025	Corporate:	On June 30, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, series 1 (“Series 1 Preferred Units”). The redemption price for each Series 1 Preferred Unit was C$25.00 for an aggregate purchase price of $90 million.
July 2025	Transport:	On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units. The purchase price was fully funded through debt and retained cash at our global intermodal logistics operation, and did not require any new equity capital.
July 2025	Midstream:	On July 31, 2025, Brookfield Infrastructure completed the acquisition of Colonial Enterprises Inc (“Colonial”), the largest refined products pipeline system in the U.S., for total consideration of approximately $900 million.
July / August 2025	Data:	In the third quarter, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $310 million; the sale occurred over two transactions on July 31, 2025 and August 29, 2025. Following the sale, our European hyperscale data center platform retained a 10% interest as an investment in associate.
September 2025	Data:	On September 3, 2025, Brookfield Infrastructure completed the acquisition of Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the-home services in key growing markets in the U.S., for total consideration of approximately $800 million.
September 2025	Transport:	On September 12, 2025, Brookfield Infrastructure completed the sale of the remaining 26% interest in its Australian export terminal operation for net proceeds of approximately $350 million.
September 2025	Utilities:	In September 2025, Brookfield Infrastructure sold a portion of its interest in its Indian gas transmission operation for net proceeds of approximately $55 million. The sale reduced our interest from approximately 21% to approximately 12%.
September 2025	Transport:	On September 24, 2025, Brookfield Infrastructure completed the sale of its 33.5% interest in its Australian container terminal operation for net proceeds of approximately $495 million.
72 Brookfield Infrastructure

Date	Segment	Event

September 2025	Corporate:	On September 24, 2025, Alberta Finco issued C$700 million aggregate principal amount of medium-term notes, comprised of C$375 million aggregate principal amount of Series 15 Notes, due January 6, 2031, which bear interest at a rate of 3.700% per annum, and C$325 million aggregate principal amount of Series 16 Notes, due September 24, 2035, which bear interest at a rate of 4.526% per annum.
September 2025	Transport:	On September 29, 2025, our global intermodal logistics operation completed a further sell down of a 33% interest in a stabilized container portfolio for net proceeds of approximately $115 million. Following the sale, our global intermodal logistics operation retained a 34% interest in the portfolio.
October 2025	Transport:	On October 1, 2025, Brookfield Infrastructure sold a 34% interest in its U.K port operation for net proceeds of approximately $380 million. The sale reduced our interest from approximately 59% to approximately 25%.
October 2025	Midstream:	On October 15, 2025, Brookfield Infrastructure completed the initial public offering (“IPO”) of our North American gas storage platform for net proceeds of approximately $230 million. As a result of the IPO, our partnership partially sold down its interest in the business from approximately 40% to approximately 29%.
November 2025	Corporate:	On November 19, 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million BIPC exchangeable shares directly from treasury (“BIPC ATM”). Please refer to Item 7.B “Related Party Transactions—Relationship with BIPC and BIHC —BIPC ATM” for further details.
November 2025	Utilities:	On November 19, 2025, Brookfield Infrastructure agreed to sell its interest in Mantiqueira Transmissora de Energia S.A (“Mantiqueira”), a Brazilian electricity transmission operation, for approximately $150 million. The transaction is expected to close in the first half of 2026, subject to satisfying customary closing conditions.
December 2025	Utilities:	On December 11, 2025, Brookfield Infrastructure acquired an effective 25% interest in SK Airplus, a South Korean industrial gas business that supplies gaseous nitrogen, clean dry air and other industrial gases to industry-leading and investment-grade semiconductor manufacturers, for total equity consideration of approximately $125 million.
December 2025	Corporate:	On December 31, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, series 3 (“Series 3 Preferred Units”). The redemption price for each Series 3 Preferred Unit was C$25.00 for an aggregate purchase price of approximately $90 million.
January 2026	Transport:
On January 1, 2026, Brookfield Infrastructure completed the acquisition of Wells Fargo Rail via a joint venture with GATX Corporation (“GATX”), for total equity consideration of approximately $300 million. The acquired portfolio consists of a fleet of approximately 125,000 railcars and 400 locomotives, operating across the United States, Canada, and Mexico and is operated in conjunction with a leading railcar operator with extensive industry experience.

For a description of our principal capital expenditures in the last three fiscal years, see Item 5.B, “Liquidity and Capital Resources—Capital Reinvestment” and Note 32, “Contractual Commitments” in our financial statements included in this annual report on Form 20-F.
Brookfield Infrastructure 73

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

Our operating segments are summarized below:

Operating Segment(1)	Asset Type	Primary Location(1)
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission • Commercial & Residential Distribution	• Americas & Asia Pacific • Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals • Rail • Toll Roads	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific • Brazil

Midstream
Systems that provide transportation, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients, including a growing portfolio of AI-related infrastructure to support the build-out and development of artificial intelligence	• Data Transmission & Distribution • Data Storage	• North America, Europe & Asia Pacific • Americas, Europe & Asia Pacific

(1)See Item 5 “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 18 “Financial Statements” for information regarding revenue by segments and geographic market.

74 Brookfield Infrastructure

Americas
Europe
Asia Pacific
Utilities
Transport
Midstream
Data

Overview
Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas, electricity and industrial gas business) and commercial and residential distribution (electricity, natural gas, water connections, residential infrastructure and other essential home services) operations. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. For our regulated assets, the return that we earn is typically determined by a regulator or bilateral customer contract for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Approximately 90% of our utilities segment’s Adjusted EBITDA is supported by regulated or long-term contractual revenues.
Brookfield Infrastructure 75

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate risk-adjusted return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 3,100 kilometers of operational electricity transmission lines in Brazil
•Approximately 3,500 kilometers of natural gas pipelines in Brazil, and India
•An industrial gases production facility and pipelines with a capacity of approximately 314,500 normal meter cubed per hour (“Nm3/hr”) and a bulk liquefied carbon dioxide production facility with production capacity of 140,000 tons per annum (“tpa”) in South Korea
Commercial and Residential Distribution
•Approximately 7.3 million operating connections, predominantly electricity and natural gas
•Provides residential infrastructure, including heating, ventilation, and air conditioning (“HVAC”) and water products including heating and purification, as well as other essential home services to approximately 9.8 million customers with approximately 17.4 million policies and 1.7 million rental and financing contracts in Canada, the United States and Europe.
•Approximately 0.8 million long-term contracted sub-metering services within Canada and the United States
•Approximately 3.1 million meters under management in Australia and New Zealand
Regulated Transmission
Our regulated electricity transmission operation in Brazil includes four different concessions and is comprised of approximately 3,100 kilometers of operating electricity transmission lines. We have invested a total of $80 million into the lines. These are 30-year concession contracts that earn inflation indexed cash flows under an availability-based regulatory framework.
Our regulated gas transmission operation in Brazil operates over 2,000 kilometers of natural gas transportation pipelines under a perpetual authorization regime in the states of Rio de Janeiro, Sao Paulo and Minas Gerais. As of December 31, 2025, the total capacity of 158 million cubic meters was fully contracted under long-term “ship-or-pay”, inflation adjusted gas transportation agreements (“GTAs”). On January 1, 2026, the expiration of the first GTA occurred, transitioning to a RAB-based regulatory regime, in which tariffs reset every five years. The remaining four GTAs have an average remaining life of five years.
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
Our Korean industrial gas business supplies critical gases to leading global semiconductor producers, representing ~70% of the global memory semiconductor market. This business has two segments, including its pipeline segment, which is backed by 20-year take-or-pay contracts, and its bulk segment, which benefits from long-term agreements (~20 years) with over 70% of volumes under contract and indexed pricing.
76 Brookfield Infrastructure

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
All of our regulated transmission operations benefit from stable long-term cash flows. In Brazil, we earn inflation protected revenue streams on our transmission lines, with no volume risk, that commence upon completion of construction, which are underpinned by 30-year concession agreements that expire between 2046 and 2049. Our Brazilian natural gas transmission operation had 100% of its capacity fully contracted with inflation protection, entirely generated under long-term ship-or-pay GTAs until the end of 2025, with a gradual transition to a RAB-based regulatory regime between 2026 and 2031.
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
In Korea, our industrial gas business supplies essential gases for semiconductor production. We believe the global semiconductor market is expected to grow at roughly 10% annually, fueled by accelerating demand from the digital infrastructure sector. We believe our geographic proximity to manufacturers, combined with our preferred supplier status, positions us well to serve this increasing demand.
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

Brookfield Infrastructure 77

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
Our natural gas transmission operation in Brazil is strategically located in the region where the majority of Brazilian economic activity and offshore oil production occurs. We believe this operation is well positioned to absorb increasing demand as natural gas is used as an efficient and low carbon energy solution for both home and industry, and as the new ‘entry-exit’ model incentivizes utilization of our transportation infrastructure by multiple new shippers. Our gas transmission operation in India is positioned to capture increasing gas demand in the country. Our business connects key demand centers in the Western portion of the country with access to the largest gas producing region of the country. We plan to utilize existing unused capacity in our pipeline to attract new customers and grow our business. Furthermore, given the new investments by the upstream sector on the east coast of India and in LNG imports, we expect the volume to be transported through the pipeline to be higher in the coming years, augmenting the stable cash flows generated by the business.
We believe our Korean industrial gas business is positioned to deliver scalable growth. The facilities are located in close proximity to key fabrication sites, and demand growth is expected to be influenced by strong customer relationships and the broader semiconductor industry cycle.
Commercial and Residential Distribution
Our distribution businesses provide a wide range of heating, cooling and energy solutions to both commercial and residential customers. Our operations have approximately 7.3 million operating connections, predominately electricity and natural gas, in the U.K. and Colombia. In the U.K., our operation is the leading independent “last-mile”, multi-utility connection provider, with approximately 3.5 million operating connections. In Colombia, our natural gas distribution business primarily services the city of Bogotá, which represents approximately 70% of the total system rate base with the remaining 30% located across other cities and municipalities around the country.
Our residential infrastructure businesses own, maintain, and service critical in-home infrastructure across a large installed base of home equipment including heating, cooling, water heaters, solar and energy storage solutions. The large customer base is under long-term contracts including both residential and commercial customers primarily across Canada, the United States, Europe and the U.K. The terms of the contracts are generally tied to the useful life of the equipment, which can range between 10 years in high-use HVAC climates such as the southern United States and over 15 years for water heaters. In addition to leasing, customers can purchase the equipment outright or through financing options. The businesses also provide other complementary services such as repair, maintenance and protection plans along with plumbing, electrical and other home services. With approximately 1.7 million rental and consumer finance contracts and 17.4 million service and policy contracts, the businesses are well established in each of their core markets and have a growing annuity base.
78 Brookfield Infrastructure

Our residential infrastructure businesses also provide smart meter and sub-metering services under contracts typically up to 20 years in length for electricity, heating, gas and water to apartments, condominiums, townhouse complexes, mixed-use multi-residential and multi-tenant commercial buildings in Canada, the United States, Australia, and New Zealand. Our North American sub-metering business has approximately 0.8 million contracted services, making it the largest sub-metering provider in North America, and the largest in our core markets including New York and Ontario. Our smart meter business is one of the leading providers of smart meters and metering services in Australia and New Zealand. The business owns, installs and services smart meters for a number of Australian retailers. Across Australia and New Zealand, the business has installed approximately 3.1 million meters under management.
Strategic Position
Our commercial and residential distribution operations are critical to the markets in which they are located. In the U.K., our regulated distribution system is currently a market leader in terms of new gas and electricity connection sales to the new-build housing market, and total installed connections among independent utilities. Our U.K. operation has a diverse customer base throughout England, Scotland and Wales, which underpins its cash flow. Our U.K. customers consist primarily of large energy retailers who serve residential and commercial users. Our Colombian natural gas distribution business provides reliable gas to approximately 3.8 million commercial and residential customers. Our Colombian regulated natural gas business supplies approximately one third of Colombia’s natural gas distribution demand spanning a network of approximately 26,680 kilometers. Our U.K. and Colombian operations generate stable cash flows in the geographies in which we operate.
Our residential infrastructure operation is one of the largest home energy solutions businesses in North America, with a growing footprint in Europe and the U.K. Our strategy is to provide a full-service whole-home offering that allows for the ability to cross-sell multiple products per home across our scaled platform. We seek to grow our recurring cash flows through subscription-based policies to homeowners to cover a range of home emergencies, principally plumbing, heating and electric systems. With a large in-place book of assets and service capabilities that are difficult to replicate, combined with our ability to enter new markets, we expect to expand our portfolio of long-term contracted revenue streams that provide predictable, stable cash flows that escalate annually with or in excess of inflation.
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
Brookfield Infrastructure 79

Regulatory Environment
Our U.K. regulated distribution operations compete with other connection providers to secure contracts to construct, own and operate connections to the home for seven product lines which include: natural gas, electricity, fiber, water, wastewater, district heating, and cooling and are developing alternate technologies to support the transition from gas. Once connections are established, we charge rates based on the tariff of the distribution utility with which we are interconnected. The connection rate is typically adjusted annually and provides inflation protection as it escalates at inflation. The gas connection rate is subject to a cap and floor that escalates by an inflation factor minus an efficiency factor determined by the U.K. regulator, providing a high degree of certainty of income following installation. Connections revenue does not vary materially with volume transported over our system.
Our Colombian natural gas distribution business earns a regulated return on the replacement cost of the system plus a charge to cover operating expenses. Our rates are determined by the Colombian Comisión de Regulación de Energía y Gas during tariff reviews that commence every five years, the most recent of which was completed in 2025. Our annual regulated return is approximately 13% and is adjusted by an inflation factor between rate reviews.
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
The revenues within our residential infrastructure operations and smart meter operations are not subject to rate or return regulation.

80 Brookfield Infrastructure

Growth Opportunities
We believe that our commercial and residential distribution operations will be able to grow organically in each of the regions in which we operate. Growth in our U.K. regulated distribution operation is expected to benefit from (i) the progressive build out of our large existing backlog of connections, (ii) long-term growth in the U.K. housing stock, and (iii) the growth of complementary product offerings such as water, fiber and alternative heat products, which will increase our bundled service offering to new and existing customers. In Colombia, our regulated natural gas distribution business is capable of handling future growth and operates in an industry with significant barriers of entry. In the city of Bogotá, we serve 2.6 million customers and are positioned to capture future growth through higher residential consumption from growing demand for natural gas home appliances. We believe there are further growth opportunities within our residential and commercial service companies that will benefit from a growing regulated customer base such as repair, maintenance, financing and inspection services. Finally, we anticipate that the unregulated market will present us with various opportunities to leverage the existing network, operating expertise and reputation of the business including expansion in the natural gas vehicle market driven by cleaner fuel solutions. The consumer financing industry represents a significant untapped growth opportunity by leveraging our existing regulated customer base. Overall, we believe we are well positioned for future growth opportunities.
Our residential infrastructure businesses have a multi-faceted growth strategy and strong platform for expansion. Our businesses have embedded growth through price escalation across the installed base and a growing pipeline of additions from utilities and builders. Organic growth is further supplemented through cross-selling and new product introduction to existing customers along with geographic expansion. Long-term growth in the industry is supported by numerous structural tailwinds including the energy transition across many of the markets that we operate in such as Canada, France and Spain.
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
Brookfield Infrastructure 81

Overview
Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are paid an access charge, transportation fee, or lease payment. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to a price ceiling or other rate regulations focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or long term customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contracted or regulated revenues.
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
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7.4 million twenty-foot equivalent units (“TEUs”) intermodal containers under long-term contracts, primarily serving the world’s major shipping lines
•An approximately 30 million tonnes per annum (“mtpa”) LNG export terminal in the United States
•6 terminals in the U.K. facilitating global trade of goods, natural resources and commodities
•Port handling and logistics business in Australia and New Zealand which handles over 30 million tonnes of cargo annually
Rail
•Over 110 short line and regional freight railroads comprising approximately 21,000 kilometers of track in North America and Europe
•A track network spanning approximately 5,500 kilometers in Western Australia, serving as the network operator in the southern half of the state
•Approximately 9,800 kilometers of rail in Brazil, of which 8,000 kilometers are owned
•A portfolio of approximately 125,000 railcars and 400 locomotives, operating across North America
Toll Roads
•Approximately 3,200 kilometers of motorways in Brazil
82 Brookfield Infrastructure

Diversified Terminals
Our global intermodal logistics operation is the world’s largest lessor of intermodal containers with a fleet of four million containers representing 7.4 million TEUs. Operations include the acquisition, leasing, re-leasing, and subsequent sale of multiple types of intermodal containers and chassis to our customers, which include the largest container shipping lines. Our lease products provide numerous operational and financial benefits to our shipping line customers, including operating flexibility, fleet size and mix flexibility, and an alternative source of financing to our customers.
Our U.S. LNG export terminal is located in Louisiana and is one of the largest LNG production facilities in the world. The terminal includes six operational liquefaction trains each capable of producing approximately five mtpa, of LNG resulting in aggregate nominal production of approximately 30 mtpa. In addition, the terminal has five LNG storage tanks, vaporizers with regasification capacity of approximately four billion cubic feet (“Bcf”) per day, three marine berths and is authorized to export approximately 1,700 Bcf per year of mostly domestically procured natural gas to countries around the world. Revenues are primarily generated from largely fixed price take-or-pay agreements with counterparties under long-term contracts. Existing contracts have a weighted average remaining length of approximately 13 years and represent approximately 85% of total production capacity through the mid-2030s.
Our U.K. port operation is one of the largest operators in the country by volume and is a statutory harbor authority (“SHA”) for the Port of Tees and Hartlepool in the north of the U.K. The SHA status gives our U.K. port operation the right to charge vessel and cargo owners conservancy tariffs (toll-like dues) for the use of the River Tees. In addition to our conservancy revenues, our U.K. port operation generates revenues from port handling services for bulk and container volumes as well as property income from its freehold land base of approximately 2,400 acres strategically located in close proximity to our port. Approximately 40% of our EBITDA is earned from conservancy and pilotage tariffs and approximately 30% of our EBITDA is generated from long-term property leases.
Our Australian operations include storage, handling and logistics operations at 33 locations throughout Australia and New Zealand with approximately 8.8 million tonnes of bulk and general cargo and 25.2 million tonnes of forestry products handled in 2025.
Strategic Position
Our global intermodal logistics operation has an extensive global presence, offering leasing and sales services to the world’s largest shipping lines through 21 local offices and over 450 third-party owned depots across 40 countries. Our position as the largest global owner and lessor of intermodal containers provides scale efficiencies and enhances the service quality provided to our customers. Our primary customers include the world’s top shipping lines that collectively account for 85% of global shipping capacity.
Our U.S. LNG export terminal is strategically located on the Gulf Coast allowing for convenient ingress and egress for vessels, near large gas production basins and well-connected to midstream transportation infrastructure. It is one of the largest LNG terminals in the world with competitive shipping capacity to Europe, South America and Asia. Existing customers are contracted under long-term take-or-pay agreements, globally diversified, and highly creditworthy. As a critical component of the global LNG supply chain, our terminal enables the export and distribution of a cleaner energy source which we believe is well-positioned to capture future offshore demand as markets transition to reliable and abundant LNG.
Brookfield Infrastructure 83

Our U.K. port operations are strategically located, with principal operations in Teesport, a large, deep-water port located in a well-developed industrial area in Northern England. The SHA status, as well as the established infrastructure which includes rail and road access, create barriers to entry for potential competitors. In addition, our U.K. port operations have a number of long-term contracts with established counterparties, including large multinational corporations.
Our Australian storage, handling and logistics business benefits from geographic diversification, with operations at 33 sites across Australia and New Zealand. It provides services and integrated logistics solutions to customers from a diverse range of industries across the region, from agriculture, aluminum, automotive, forestry, food, mining, marine, energy, and resources.
Regulatory Environment
Our global intermodal logistics operation is subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce, as well as regulation implementing equipment safety measures. These regulations encompass environmental and operational standards designed to provide uniform international safety measures in the transport and handling of containers and chassis.
Our U.S. LNG export terminal is regulated by the Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act of 1938, as well as the U.S. Department of Energy. The U.S. Department of Energy authorizes exports to other countries, whether or not under free trade agreements with the U.S.
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
Growth Opportunities
Containerized trade is a critical component of the global supply chain, and we expect continued high demand for intermodal containers as a result of economic growth in developed and emerging markets and the decentralization of supply chains. As a leading lessor of intermodal containers, we are well positioned to benefit from these trends through disciplined fleet investment and customer-focused leasing products.
Our U.S. LNG export terminal continues to explore opportunities to increase throughput through debottlenecking initiatives and expansion. We believe these projects would further strengthen our market position and the operating capabilities of the terminal.
Our U.K. port operation’s flexible, multi-purpose capacity positions it to benefit from numerous growth initiatives. In recent years, the expansion of our handling facilities, in addition to improvements to our quay and rail capacity, have driven new customer contracts for container cargo and bulk commodities and positioned our operation to be the main entry point for cargo destined for the northern England market. Our U.K. port operation also benefited from the re-setting of long-term agreements to market rates, further driving increases in property rental income and conservancy fees. The port’s strategic location positions it well to take advantage of the U.K.’s clean energy initiatives including the U.K. government’s large-scale investment in carbon capture projects.

84 Brookfield Infrastructure

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
Our Australian rail network is comprised of approximately 5,500 kilometers of below rail track and related infrastructure in the southern half of Western Australia under a long-term lease with the State Government. There are approximately 24 years remaining on this lease and this rail system is a crucial transport link in the region. Our Australian rail operation’s revenue is derived from access charges paid by underlying customers, either directly or via the above rail operators. Stability of revenue is underpinned by rail transport being a relatively small, yet essential component of the overall value of the commodities and freight transported, as well as the strong contractual framework that exists with underlying customers or the above rail operators.
Our Brazilian rail operations are part of an integrated system comprised of transshipment terminals, rail, port terminal operations, and approximately 600 locomotives and 21,000 wagons. They provide below and above rail services for approximately 9,800 kilometers of track. Our Brazilian rail operations are subject to a regulatory framework that establishes productivity standards, volume goals and price caps. Currently, we operate under two rail concession agreements with the local government. One concession has approximately one year remaining and we are in advanced negotiations to renew it for an additional 30 years. The other concession has 12 years remaining. Additional revenue is earned by offering complementary services including inland transshipment terminals and port services, which for the most part, are not subject to any tariff regimes.
Our North American railcar leasing platform consists of approximately 125,000 railcars and 400 locomotives, serving a diverse customer base, including Class I railroads and large industrial shippers, which collectively form the backbone of the North American freight network. The fleet includes a broad mix of freight car types and the majority of the portfolio is jointly owned and operated in partnership with GATX, an industry-leading lessor with over 125 years of operating experience.
Strategic Position
Our North American rail operation has global operations that span 41 U.S. states, five Canadian provinces, and together with the U.K. operation, serves approximately 3,200 customers. The business provides critical first and last mile rail services which connect large Class I railroad operators to their end customers. Our North American freight revenue is spread across numerous commodities, with the largest commodity making up approximately 17% of total freight revenue.
Our Australian rail network is the only freight rail network providing access to the region’s six State Government-owned ports for minerals and grain, as well as interstate intermodal terminals connecting Western Australia with national and global markets. The majority of our customers are leading commodity exporters with the top 10 customers contributing approximately 92% of the operations’ revenue, through long dated track access contracts with approximately 75% fixed revenue.
Brookfield Infrastructure 85

Our Brazilian rail operations span ten states and operate in five main corridors serving Brazil’s center-north, center-east and center-southeast regions, including important agricultural and industrial regions in the country. Main sources of revenue are derived from grains, steel sector, industrial, sugar, and fertilizer, which are generated from a diversified customer base.
Our North American railcar leasing platform is the second largest in North America, providing scaled exposure to equipment that underpins the North American industrial economy. Railcars and locomotives are essential to transporting critical commodities including agriculture, energy, chemicals and industrial materials. The market benefits from high utilization, long-lived assets and predominantly blue-chip customers, limited new supply given high capital costs, long manufacturing lead times and a concentrated lessor base.
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
In Western Australia, the Economic Regulatory Authority (“ERA”) is the independent economic regulator responsible for, amongst other things, the gas, electricity, water and rail industries. For the rail industry, a legislated access regime exists with the ERA determining Regulated Asset Base (“RAB”) using a Depreciated Optimized Replacement Cost (“DORC”) methodology. The ERA determines a revenue ceiling and floor by track segment for parties to negotiate within, the ceiling calculated based on a return on and of RAB and recovery of operating costs. Customers can elect whether to seek access under or outside the regulatory regime, with only one customer agreement currently subject to the access regime. Our Western Australian rail network operates on an open access basis consistent with the rail access regime and its lease obligations.
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
The North American railcar leasing industry operates within a well-established, transparent, and stable regulatory framework, with the majority of the fleet governed by U.S. regulations. In the United States, railcars are subject to comprehensive safety, design, and maintenance standards overseen primarily by the Federal Railroad Administration (“FRA”) and the Association of American Railroads (“AAR”), which set and enforce requirements related to interchange rules, inspection intervals, and tank car specifications. These regulations are mature, consistently applied, and focused on operational safety rather than economic oversight, supporting predictable compliance costs and long asset lives. The remainder of our business outside the U.S. operates under similar regulatory frameworks.
86 Brookfield Infrastructure

Growth Opportunities
In North America, our customers are making significant investments into the expansion of existing facilities and construction of new facilities, driven by geopolitical shifts, increased focus on supply chain resiliency, and supportive government policy. Our strategy includes investment in rail equipment and track infrastructure to increase capacity and grow revenues from new and existing customers, expansion into adjacent rail services businesses, as well as exploring strategic transactions involving other railroads. We believe that our portfolio of existing railroads provides compelling opportunities to offer customers or other railroads unrivalled service. In each of our North American railroads, we seek to combine an entrepreneurial drive with local knowledge, excellent customer service and a safety culture that we view as critical to achieving our financial goals.
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
Our Brazilian rail business continues to execute investments to upgrade our integrated network in order to capture volume growth and optimize operations, by projects such as the purchase of locomotives and wagons, improvements to inland terminals, railway and yards, which are expected to be executed and concluded in the upcoming years.
Our North American railcar leasing platform benefits from favorable industry dynamics. Through our partnership with an industry leading lessor, the portfolio is expected to realize scale advantages including improved lease pricing, higher fleet utilization, premium value on secondary market asset sales, and lower maintenance costs. These operator-led initiatives along with a constructive industry backdrop, inflation and supply chain constraints contribute to higher replacement costs and longer lead times for equipment. As in-place leases roll over, these conditions support improved re-leasing rates and stronger asset values over time.
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

Brookfield Infrastructure’s interest in its Peruvian toll road operation has been illegally expropriated by the issuer of the concession. On March 13, 2025, Brookfield commenced an international arbitration proceeding under the Canada-Peru Free Trade Agreement seeking full and fair compensation for its investment.
Brookfield Infrastructure 87

Strategic Position
Our toll roads are critical infrastructure for the economies of Brazil. Our Brazilian toll roads are part of the inter-urban Brazilian toll road network, whose traffic consists of a mix of heavy industrial users and cars. Our roads are used in the transportation of agricultural, industrial and retail (e-commerce) goods, which represent a significant portion of Brazilian gross domestic product.
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
Overview
Our midstream segment is comprised of systems that provide petroleum and refined petroleum products transportation and natural gas transportation, gathering, processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our U.S. refined products pipeline system, whose services are in part subject to a regulated tariff structure. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 75% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
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
88 Brookfield Infrastructure

Our midstream segment is comprised of the following:
•Approximately 19,500 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in the United States and Canada
•16 natural gas and natural gas liquids processing plants, with approximately 5.6 Bcf per day of gross processing capacity in Canada
•Approximately 280 Bcf of natural gas storage in the United States and Canada
•4 terminals with tank capacity of 685,000 barrels across the United States
•525,000 tonnes per year of polypropylene production capacity in Canada

Midstream
Our midstream operations are located in western Canada and the United States and include significant natural gas storage capacity, a large long-haul pipeline portfolio and natural gas gathering and processing assets.
Our Canadian diversified midstream operation consists of seven pipeline systems, four facilities involved in the collection and processing of natural gas liquids, 24 million barrels of storage, and an integrated petrochemical facility. These assets are strategically located and supported by predictable long-term cash flows with highly creditworthy counterparties. Our liquids pipelines provide transportation services to key processing hubs and other interconnected pipelines under take-or-pay and fee-for-service agreements which provide stable earnings. Our facilities business includes natural gas gathering systems and processing plants, interconnected pipelines and liquids handling capabilities in high demand regions. The majority of revenues within our facilities business are generated under fee-based contracts which limit commodity price exposure. Our integrated petrochemical facility benefits from accessible low-cost propane feedstock and long-term take-or-pay contracts including fixed capital tolls and cost pass-through mechanisms which limit price and volume exposure.
Our natural gas storage facilities are designed to reallocate excess natural gas supply from periods of low demand to periods of high demand. Our assets are located in key North American natural gas producing and consuming regions providing access to multiple end-use markets.
Our natural gas gathering and processing operations collect raw natural gas from our customers for aggregation to centralized processing facilities, and remove impurities from the raw gas stream including water, carbon dioxide and hydrogen sulfide. These activities provide our customers with pipeline quality natural gas and natural gas liquids for sale in downstream markets. Our facilities are located in one of the highest producing natural gas regions in Western Canada. We serve our customers through a mix of long-term fee-for-service and take-or-pay contracts with limited direct exposure to commodity price risk.
Our U.S. refined products pipeline system is the largest refined petroleum products pipeline by volume in the United States, connecting Gulf Coast and Northeast refineries to various delivery points. The system consists of multiple mainlines, lateral pipelines, breakout storage and strategically located pump stations that maintain flow and pressure continuity across the network. Operational performance centers on throughput optimization and maintaining high shipper utilization. As a critical logistics asset, we believe our U.S. refined products pipeline system’s scale, demand inelasticity, and regulated tariff framework underpin stable cash flows and long-term infrastructure value.
Brookfield Infrastructure 89

Strategic Position
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
We operate approximately 280 Bcf of working gas capacity at our natural gas storage facilities which are located in the United States and Canada. Our natural gas gathering and processing operation has 12 operating facilities that are ideally situated to serve the Montney shale gas basin in northeast British Columbia (“B.C.”) and northwest Alberta. This basin continues to see significant development and represents one of the lowest supply cost regions in North America. Our facilities have diverse connectivity to major downstream markets including the U.S. Pacific Northwest, the U.S. Midwest, B.C. and Alberta through direct connections to long-haul pipelines, which provides our customers with substantial access and flexibility to move their products. These downstream markets are projected to continue exhibiting strong annual demand growth primarily driven by new industrial gas demands, including petrochemical expansions, and previously announced LNG export projects.
Our U.S. refined products pipeline system is the lowest-cost source of refined products supply for the structurally short U.S. East Coast market, supplying nearly 50% of overall demand from highly competitive U.S. Gulf Coast refineries. We operate approximately 9,000 kilometers of pipeline with 2.5 million barrels per day of nameplate capacity, forming a critical transportation corridor between the Gulf Coast refining complex and major East Coast population centers. It is highly integrated with connections to 28 refineries, more than 270 terminals, eight international airports and numerous military installations, enabling efficient and reliable distribution across the network.
Regulatory Environment
Our Canadian pipeline operations and natural gas storage facilities are regulated by the Alberta Energy Regulator and Canadian Energy Regulator, which provide operational and environmental oversight. Our California natural gas storage facilities are subject to California Public Utilities Commission oversight. These facilities are not subject to any rate regulation.
Our natural gas gathering and processing facilities in B.C. are regulated by the B.C. Energy Regulator, the B.C. Ministry of Environment and the B.C. Utilities Commission and our facilities in Alberta are regulated by the Alberta Energy Regulator. These facilities are not subject to any rate regulation.
Our U.S. refined products pipeline system is regulated by the Federal Energy Regulatory Commission (FERC) primarily under the Interstate Commerce Act, granting FERC authority over interstate transportation of petroleum products.
90 Brookfield Infrastructure

Growth Opportunities
Our Canadian diversified midstream business is progressing several growth opportunities intended to enhance and complement our existing offerings. We are progressing several commercial and strategic opportunities designed to expand and optimize connectivity of our transportation network under long-term contracts, and to expand and improve efficiency of our processing facilities, which will provide stable long-term cash flows.
Our natural gas gathering and processing operations continue to advance several customer driven growth initiatives supporting further development of the Montney resource in Northeast B.C. and Northwest Alberta. These capital projects include the expansion and optimization of existing gathering and processing assets and the creation of additional natural gas liquid extraction, processing and transportation solutions. All projects are underpinned by long-term take-or-pay contracts with high quality customers. With continued development of existing take-away capacity and LNG projects in B.C., we believe our business is well positioned to serve the growing requirements of our customer base in a cost-effective manner and benefit from future opportunities to deploy capital at attractive risk-adjusted returns as a result of changing supply and demand dynamics in North America.
Our U.S. refined products pipeline system is advancing several growth initiatives to further enhance system utilization and enable incremental throughput and blending volumes, including expanding its unregulated blending activities through new and upgraded facilities, leveraging its system connectivity and access to low-cost feedstocks, and targeted capacity optimization.
Brookfield Infrastructure 91

Overview
Our data segment is comprised of critical infrastructure that provides telecommunication, fiber and data storage services, including a growing portfolio of AI-related infrastructure to support the build-out and development of artificial intelligence. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud providers, enterprise clients, and residential consumers through our fiber-to-the-premise (“FTTP”) offerings. Our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis, in some cases over 25 years, with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 90% of our data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Europe, the U.K., the U.S., and India, as well as retail customers served through our FTTP networks. Within our data storage operations, we have over 1,700 large, blue-chip enterprise customers, predominantly in the United States that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
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
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 309,000 operational telecom towers in Europe, the U.K. and India
•Approximately 80,000 kilometers of fiber optic cable located in Australia, Brazil, and the United States
•Over 80 distributed antenna systems in the U.K.
•One operational semiconductor manufacturing facility and one under construction
•Approximately 720,000 FTTP connections in Australia and the United States
Data Storage
•Over 150 operational data centers, with approximately 1.2 gigawatts (“GW”) of operating capacity today and an additional 1.1 gigawatts of future development capability within the portfolio

92 Brookfield Infrastructure

Data Transmission & Distribution
Our data transmission and distribution businesses have approximately 309,000 operational telecom towers, approximately 80,000 kilometers of fiber optic cable, one operational semiconductor manufacturing foundry and one semiconductor manufacturing facility under construction.
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
In Germany and Austria, we have approximately 45,000 multi-purpose towers and active rooftops. The business focuses on developing passive infrastructure for Mobile Network Operators (“MNOs”), broadcasters, and other institutions through their portfolio of towers, masts, rooftop sites, distributed antenna systems and small cells. Revenue is backed by a 30-year take-or-pay agreement with an investment grade counterparty.
Our U.K. wireless infrastructure operation comprises two business units: Towers and Indoor. The Towers business operates approximately 3,000 active towers throughout the U.K., licensing space to MNOs, emergency services, broadcasters and other commercial users, as well as providing ancillary services including back-up power. The Indoor business deploys active neutral host network solutions in high footfall venues such as shopping malls, stadiums and office blocks and currently serves over 80 indoor networks across the U.K. and the U.S.
Our India telecom operation comprises approximately 250,000 high quality telecom towers across India. The tower portfolio provides service to all MNOs in India, including Reliance Jio, who serves as the anchor tenant across 174,500 towers and is underpinned by a 30-year master service agreement via a commercial arrangement.
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
Our semiconductor manufacturing facilities in the United States consist of two large-scale fabrication foundries in Arizona in partnership with Intel Corporation (“Intel”), one of the largest global semiconductor companies. One facility is currently manufacturing leading-edge semiconductor chips and the other is under construction.
Our U.S. fiber business is a greenfield developer of open-access fiber to the premise networks in the United States, with active construction in 23 markets representing approximately 509,000 households.
Our U.S bulk fiber network is a leading bulk fiber-to-the-home provider that develops, builds, and operates regional fiber networks that primarily service condo and home owner associations with an average remaining contract length of over eight years.

Brookfield Infrastructure 93

Strategic Position
Our telecom operation in France is a leading independent data infrastructure operator in the country with coverage across the French territories. Our coverage and location enable us to be a leader across all of the segments in which we operate. Its scale in telecommunications sites makes it the second largest independent tower operator in France and a preferred partner of MNOs. In television, it provides coverage to over 97% of the French population, one of Europe’s largest television markets. In radio, we are the reference provider for services in France with approximately 70% and approximately 40% market share of public and commercial radio frequencies, respectively.
Our German and Austrian telecom towers operation is one of the largest in Europe with the potential to grow through bolt-on acquisitions of further sites across Eastern Europe. We believe the business has the opportunity to create additional value through adjacencies such as small cells, distributed antenna systems and edge data centers.
Our U.K. wireless infrastructure operation owns critical national infrastructure that enables MNOs to meet their government mandated coverage obligations. Our sites form an integral part of the telecommunication backbone in the U.K. and are well-positioned to capture growth in data consumption fueled by the rollout of 5G. Additionally, with over 80 active networks, our business is a market leader in the U.K. for indoor solutions.
Our Indian telecom towers operation has exposure to the growing data consumption trend, with India being one of the largest data consumers in the world. Aggressive 5G deployments by service providers, coupled with growing affordability and availability of smartphones, 5G will represent around 80% of mobile subscriptions in the region over the next five years. The average traffic per smartphone is projected to grow from 36GB per month in 2025 to approximately 65GB per month by 2031, resulting in increased demand for telecom tower space. Our anchor tenant across 174,500 towers, Reliance Jio, is one of the largest MNO in India and is owned and controlled by Reliance Industries Limited, one of the largest companies in the country.
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
Our semiconductor manufacturing facilities in the United States produce leading-edge semiconductor chips which will serve as the digital backbone of the global economy. An increased emphasis on supply chain resiliency, geopolitical risk, and the increasing demand for leading-edge chip technology have catalyzed the onshoring of semiconductor manufacturing capabilities. Our semiconductor facilities are jointly owned and funded with Intel and are part of Intel’s integrated Ocotillo manufacturing campus in the State of Arizona which covers approximately 700 acres, making it one of Intel’s largest chip manufacturing sites in the world.
Our U.S. fiber business leverages our experience as a global developer and operator of best-in-class data transmission and distribution infrastructure to identify attractive markets and efficiently develop open access fiber networks while minimizing construction and operating risk. We commercialize the network by partnering with anchor internet service providers (“ISPs”) who will drive early adoption and market presence. Over time, we expect network utilization to be supported by a diversified set of ISP relationships, enabling broader customer choice, deeper penetration across residential and small-business segments, and enhanced monetization of the underlying fiber infrastructure.
94 Brookfield Infrastructure

Our U.S. bulk fiber network is positioned as a differentiated, business-to-business-oriented provider of fiber-to-the-home connectivity, anchored by long-term, take-or-pay agreements with homeowner associations (“HOAs”) that secure contracted access to 100% of residences within each community. We believe this structure delivers predictable, recurring cash flows and benefits from strong renewal dynamics supported by growing demand for high-reliability broadband and continued upgrades of existing communities seeking improved performance, resiliency, and service consistency.
Regulatory Environment
Our telecom operation in France is unregulated with pricing determined directly with the users of our tower infrastructure. In the television broadcast business, a small proportion of the sites (currently approximately 35% by segment revenue) are considered to be non-replicable because either (i) they benefit from a strategic location, often on an elevated point or area where the construction of a second tower in practice would be very complex, (ii) the equipment attachment is a significant height or (iii) a set of exceptional circumstances prevent the site from being replicated. On these sites the regulator considers the business to have significant market power and as a result regulates the prices that can be charged. In total, these regulated revenues account for approximately 70% of our television broadcast revenues. On the residual television sites, deemed replicable, access prices are subject to a price floor and cap established by the regulator.
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
Our semiconductor manufacturing facilities in the United States are positioned to benefit from the growing focus on strengthening domestic semiconductor supply chains and enhancing manufacturing resilience. Government initiatives, including the U.S. CHIPS and Science Act, reflect policy support for expanding domestic semiconductor research, design and production capacity. The semiconductor industry is not subject to economic rate regulation, and our commercial arrangements provide long-term, highly contracted cash flows.
Our U.S. fiber business and U.S. bulk fiber platform operate under relatively minimal regulatory frameworks, with construction permitting requirements determined at the municipality level.
Brookfield Infrastructure 95

Growth Opportunities
We see growth opportunities in the French telecom operation as MNOs are expected to increase the coverage and capacity of their networks to support four main trends: (i) growing wireless data usage, (ii) next evolution of wireless standards, (iii) increased MNO competition through network quality and reliability, and (iv) minimum spectrum license coverage obligations. We believe that the size and scope of our portfolio position us to take advantage of these favorable trends in France through construction and acquisition of additional assets.
In Germany and Austria, we intend to construct approximately 5,200 sites from 2026 through to 2030 and deploy capital in support of network modernization requirements to meet demand in one of the fastest growing tower markets in Europe. The key objective for our telecommunications business is to actively participate in the expansion of telecom site hosting requirements of MNO due to the increased demand for densification.
We believe our U.K. wireless infrastructure operation is strongly positioned to capture the expected growth in the U.K. market, with its sites covering rural areas, strategically important transport corridors and busy urban centers. Furthermore, we believe that our indoor networks business has significant growth potential driven by increased data demand.
Following a bolt-on acquisition completed at our Indian telecom tower operation in September 2024, which added approximately 76,000 towers to our portfolio, our footprint has grown to approximately 250,000 tower sites, firmly establishing us as one of the leading passive telecom infrastructure platforms in India. Due to the locations of our towers and competitive rates, we offer attractive leasing capacity and believe over time this will enable us to add incremental colocations from the MNOs as a result of data demand and growth in the country.
Our Australian data distribution business has completed delivery to approximately 424,000 premises with a contracted book of premises to build over the long term. The business aspires to be the number one private FTTP provider for greenfield developments in Australia. This scale will allow the business to leverage its footprint to expand into other forms of access network infrastructure and to continually increase its network penetration.
We believe our semiconductor manufacturing facilities in the United States are well-positioned to capitalize on the favorable outlook for the semiconductor market. The investment should provide stable growth to our capital backlog. Once complete, our facilities will create a more resilient supply chain for the production of leading-edge chips utilized in diversified end markets. This first of its kind infrastructure investment could also serve as a template for future investment opportunities in the industrial manufacturing sector.
Our U.S. fiber business is well-positioned to enter new markets in the U.S., as the market remains highly fragmented, which we believe will result in opportunities to further expand our presence through strategic acquisitions. In addition to the construction of our 23 markets under development, we have compiled a backlog of attractive additional premises across the U.S. that are best suited for fiber upgrades.
Our U.S. bulk fiber network is well-positioned to capitalize on multiple avenues of expansion across high-growth U.S. residential markets. A deep network of relationships with large homebuilders provides a recurring pipeline of newly constructed HOA communities, while accelerating adoption of fiber by existing communities offers significant retrofit opportunities.
96 Brookfield Infrastructure

Data Storage
Our data storage operations provide customers secure and reliable space and power within our portfolio of data centers to host their critical workloads and applications. In nearly all cases, our customers pay an upfront installation fee and recurring monthly fees for services. As a result, we are able to earn a stable, recurring revenue stream and an attractive return on capital. Our data center portfolio is comprised of over 150 operational data centers, with approximately 1.2 gigawatts of critical load capacity and 1.1 gigawatts of contracted capacity that will be built out.
Strategic Position
Our data storage operation is one of the largest globally and will enable us to meaningfully participate in the exponential growth in digital infrastructure demand worldwide. We believe our size, scale and global portfolio will be a competitive advantage and provide a differentiated product to customers. Our operating footprint is across five continents and can give our hyperscale customers, who have global capacity requirements, a highly flexible turn-key solution that includes renewable power and adjacent real estate development.
Our U.S. data center platform is strongly positioned to offer solutions to both hyperscale and enterprise customers. Our U.S. colocation data center operation is a carrier neutral provider with operations in all U.S. major markets, provides best-in-class connectivity options, and serves primarily enterprise customers including financial institutions, government entities, universities, hospitals, and large blue-chip firms. Conversely, our U.S. hyperscale data center operation is a leading development platform with capacity contracted on a long-term basis, underpinned by major hyperscale customers. Our facilities offer single tenant buildings or campuses representing the closest substitution for customer self-build.
Our Asia Pacific data center business is the owner and operator of six data center facilities in Australia, New Zealand and South Korea. The data centers service predominantly global hyperscale customers, and we believe the business is well positioned to capture growth opportunities associated with increasing demand for data storage across the region.
Our Latin American data center business is the leading data center infrastructure company of the region. All of our Latin American data centers are connected, within each respective country, by a wide-ranging and dedicated fiber-optic network, which is designed to ensure high-capacity connections between our sites and the main cloud providers worldwide.
India is a high growth data market with data center capacity expected to increase from 1.7 gigawatts to nearly 8 gigawatts by 2030. Our Indian data platform is well positioned to serve both hyperscale and enterprise customers, supported by our active developments underway in Chennai and Mumbai.
Our European hyperscale data storage platform is a high-quality scaled platform with a leading position in key European markets. The business is well positioned to benefit from strong demand in historically under-built markets also supported by European data sovereignty laws, as well as the AI led demand for compute capacity.
Regulatory Environment
Our data storage operations in North America, Asia Pacific, Europe and Brazil conduct business in an unregulated environment. The fact that our businesses are not regulated enables them to contract based on financial terms and solutions that best serve the needs of our customers.
Brookfield Infrastructure 97

Growth Opportunities
We see both organic growth and acquisitions as opportunities for our data storage businesses. Organic growth is expected to be driven by favorable long-term trends created by the cloud and artificial intelligence adoption, which should lead to growing demand for our services. As data workloads scale, the value of well-located and powered infrastructure intensifies. Scale, reliability, and access to capital are differentiating factors to counterparties, all of which we have demonstrated through our solid track record. Coupled with our global operating capabilities and long-standing relationships, we believe we are well positioned to win future business in the form of new long-term lease arrangements and secure favorable renewals on existing contracts.
Our risk-focused approach is based on several key pillars including: deploying project capital subsequent to securing binding lease arrangements, contracting with investment grade or well-capitalized counterparties, entering long-term contracts, securing favorable rates and corresponding escalators and assuming no technology risk. From time to time, we may deploy modest amounts of capital relative to overall project costs in order to acquire strategic parcels of land in order to replenish our development pipeline. We believe this discipline will enable us to continue investing in the core infrastructure needed to deliver data capacity at scale while protecting our downside. Furthermore, we believe that our size and presence in key markets, along with a highly fragmented data center market, will result in opportunities to further expand our presence through selective expansion projects and strategic acquisitions.
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
•Midstream: pipelines and gathering, processing and storage operations; and
•Data: integrated or stand-alone data operations, telecommunication towers, fiber networks, data centers and other artificial intelligence related infrastructure.
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
98 Brookfield Infrastructure

Capital Recycling Strategy
One of the key sources of capital in our partnership’s overall funding plan are proceeds from the disposition of mature assets. We believe that the re-investment of proceeds from the sale of mature, de-risked businesses into higher yielding investment strategies is one of the best ways to enhance returns for unitholders. Capital recycling also provides an alternative form of funding, that supplements capital raises in the public debt and equity markets. Our partnership has established a strong track record of recycling capital through the full or partial divestment of over 42 businesses since inception. These sales have generated approximately $11.4 billion of total proceeds which represents a significant premium to our partnership’s previously recorded carrying value.
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
Employees
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. For a discussion of the individuals that are involved in Brookfield Infrastructure, see Item 6.A “Directors and Senior Management”. Our operating subsidiaries currently employ approximately 64,000 individuals globally.
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
Brookfield Infrastructure 99

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
2025 Highlights
In 2025, Brookfield and our partnership made progress on a number of initiatives as part of our continued effort to strengthen sustainability practices.
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
•Human Rights and Modern Slavery: Brookfield published its annual Modern Slavery Statement and its Fighting Against Forced Labour Report, which includes the statement under the Canadian Fighting Against Forced Labour and Child Labour in Supply Chains Act and the eighth statement for the United Kingdom Modern Slavery Act 2015.
•Climate Initiatives: We continue to advance several climate initiatives across our portfolio, focusing on those that add value and mitigate risk. We continue to refine our data collection processes with the aim of upholding transparent and high-quality emissions disclosures in our annual sustainability report.
100 Brookfield Infrastructure

•Principles for Responsible Investment Assessment: We completed our 2025 voluntary PRI assessment with results expected to be made public by the PRI later this year.(1)
As part of Brookfield’s ongoing social initiatives, we recognize that our employees drive our success, and we seek to create a positive, open, and inclusive work environment that enables employees to develop. Our culture reinforces strong succession and ensures that we maintain an engaged workforce. Our employees in turn drive our success and ensure that we deliver on our commitments to stakeholders.
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
Brookfield Infrastructure’s portfolio companies are also actively involved in various sustainability initiatives. Below are a few examples of key initiatives at the portfolio company level:
•Our Brazilian toll road business has implemented a platform for landslide alerts based on rainfall history and the physical characteristics of the slopes, in partnership with MeteoIA, a climate technology company. The alerts are categorized by the probability of each individual slope sliding, anticipating the occurrence of accidents by up to 10 days. The platform provides our Brazilian toll road business’ team time to prepare, plan and take engineering and/or operational action to deal with the slopes, along its road concessions, on alert, with the goal of reducing the chances of an accident occurring. One of the objectives of reducing the impact of landslides on the highways, is to improve the safety of users and communities near the roadways and reduce the destruction of ecosystems, loss of biodiversity, soil degradation and contamination of water. The tool was recently implemented at all toll roads and the project received a special award from the regulator, highlighting its success.
(1)    No compensation was provided in connection with scores provided by PRI. Brookfield provides PRI with annual fees which are     payable by all signatories. Please refer to the PRI website for information on the PRI’s reporting assessment.
Brookfield Infrastructure 101

•Our Western Canadian midstream business continued to progress emission reduction projects and has reduced its emissions intensity by approximately 30% with an absolute emissions reduction of approximately 15% compared to 2020, spotlighting its ability to provide high-quality and efficient critical infrastructure. In addition to current initiatives, our Western Canadian midstream business continues to identify future emission reduction opportunities and is progressing current projects, with highlights including an acid gas injection project, which has the capacity to sequester up to approximately 130,000 tCO2e per year; two carbon sequestration hubs with the aggregate capacity to sequester an estimated 3 million tCO2e per year; and gas plant electrification with estimated savings up to approximately 85,000 tCO2e per year versus 2024.
•Our European telecom towers business is exploring how to expand the access and use of renewable energy through innovative projects including: collaborating with a recognized technical university in Europe to evaluate the feasibility of solar panel and wind turbine installations at radio sites; testing a smart energy controller to monitor, control, and optimize renewable energy production and consumption at mobile sites; and working towards implementing an energy management system in accordance with the ISO 50001 standard to comply with legal regulations such as the Energy Efficiency Act. By providing access to 100% renewable energy at its mobile sites, our European telecom towers business also supports telecom operators in achieving their emissions reductions targets. Recently, our European telecom towers business conducted a successful energy audit at its mobile sites, maintaining compliance while enhancing efficiency in the energy management process at sites. Our European telecom towers business also purchased approximately 260 gigawatt-hours of renewable energy in 2024, generating a decrease of its value-chain emissions for leased assets.
•Our Canadian diversified midstream operation introduced the “I Work Safe For…” initiative with the objective of encouraging employees to share photos of the reasons they stay safe at work, including family photos and pictures of loved ones. Our Canadian diversified midstream operation believes that people are less likely to engage in unethical or unsafe behavior when their workspace includes photos of loved ones as they are reminded of the personal stakes involved in maintaining a safe work environment. Employees have provided positive feedback and expressed appreciation for the opportunity to create a meaningful space that highlights why safety is important to them every single day. As a result of its efforts, our Canadian diversified midstream operation has achieved five million hours worked without a lost time incident in its transportation business unit, which operates 7,200 km of pipelines.
•Our Australian rail business has diligently worked to improve relationships with a local Aboriginal Corporation called the Yamatji Southern Regional Corporation in Western Australia, while conducting work on Strawberry Bridge (a registered Aboriginal cultural heritage site). One way our Australian rail business aimed to improve relationships was by instituting dedicated Heritage Monitors (individuals appointed by a local Aboriginal Corporation) to be onsite each day to ensure the work completed did not disturb the heritage site. This approach led to positive outcomes for the Heritage Monitors and enabled 17 individuals to be certified in working safely within the rail corridor, allowing them to work on future projects as well. Positive feedback received from the Yamatji Southern Regional Corporation has supported our Australian rail business’ further engagement in subsequent events held in the region.
102 Brookfield Infrastructure

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
•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of operations and improve our efficient use of resources over time
•Strive to ensure the well-being and safety of our workforce
◦Operate with robust health and safety practices to support the goal of achieving zero serious safety incidents
◦Foster a positive work environment based on respect for human rights, valuing meritocracy, and having zero tolerance for workplace discrimination, violence, or harassment
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics
◦Maintain strong stakeholder relationships through transparency and active engagement
•Be good corporate citizens
◦Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions
◦Support philanthropy and volunteerism by our employees
We seek to embed material sustainability considerations while evaluating risks and value creation opportunities, throughout the investment life cycle. This includes initial due diligence, financial modeling and business trends, investment valuations, performance monitoring and engaging with management teams. When doing so, we ensure we are driving long term value creation throughout the investment’s life cycle without breaking our fiduciary duty. Our investment processes align with the PRI.
As part of due diligence, we leverage industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of the Brookfield Sustainability Due Diligence Protocol, we provide specific guidance to investment teams on assessing climate, bribery and corruption, cybersecurity, health and safety, human rights, modern slavery and climate related risks. We have several internal subject matter experts who support our investment teams throughout the diligence process by providing technical expertise, reviewing findings and contributing additional insight to ensure completeness of the analysis undertaken. Where appropriate, we perform enhanced due diligence, working with internal and third-party experts.
Brookfield Infrastructure 103

Upon acquisition(2), our investment team collaborates with our asset management team to create a tailored integration plan that includes material sustainability-related matters, for evaluation or implementation. We onboard new acquisitions to each of our programs with subject matter specific onboarding sessions. We believe there is a strong correlation between managing these considerations appropriately and enhancing investment returns. We maintain a hands-on approach with all portfolio companies, often through a visible presence on portfolio company boards and through broader Brookfield Infrastructure engagement that could include executive and employee placements or secondments. However, consistent with our management approach, it is ultimately the responsibility of the management teams within each portfolio company to manage sustainability opportunities and risks. This combination of local accountability with expertise and support from Brookfield’s investment team, operating partners, dedicated sustainability personnel and operating capabilities is what lays the foundation for our success in managing a wide range of asset types across jurisdictions. We seek to support the development of internal capabilities at our portfolio companies by encouraging training, providing technical expertise on certain sustainability-related matters, facilitating connections to experts in relevant sectors, and leveraging cross-portfolio collaboration.
On a regular basis, management teams of portfolio companies report to their respective boards of directors on a range of financial and operating topics, including key performance indicators that incorporate material sustainability factors , such as health and safety, compliance with regulatory requirements, environmental management, and increasingly, GHG emissions. To support our ongoing goals, some of our portfolio companies’ executive leadership teams have a portion of their compensation tied to certain sustainability performance metrics, which have historically been focused on health and safety, but continue to evolve with additional metrics, creating accountability for performance and an alignment of interests.
The above initiatives and our continued sustainability practices are highlighted within our group’s annual Sustainability Report. We believe our report exemplifies the continued progress we are making in elevating our sustainability initiatives, as well as the related commitment to transparency.

(2)     Refers to investments in which Brookfield Infrastructure has control or significant influence. Where Brookfield Infrastructure is not in a controlling position, best efforts are made to exert similar levels of influence, where possible and required.
104 Brookfield Infrastructure

Additional Operating Matters
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
Brookfield Infrastructure 105

4.C    ORGANIZATIONAL STRUCTURE
Organizational Charts
The chart below presents a summary of our ownership and organizational structure as at March 12, 2026. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. These charts should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 4.B “Business Overview,” Item 6.C “Board Practices” and Item 7.B “Related Party Transactions.”

106 Brookfield Infrastructure

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
(3)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.5% on a fully exchanged basis.
(4)Brookfield’s limited partnership interest in the Holding LP, held in Redeemable Partnership Units, is redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, pursuant to which BN can acquire units in exchange for Redeemable Partnership Units on a one for one basis, which could result in the Brookfield Holders collectively eventually owning approximately 30.0% of our partnership’s issued and outstanding units assuming exchange of the Redeemable Partnership Units (and including the issued and outstanding units that the Brookfield Holders currently also own). See Item 10.B “Memorandum and Articles of Association—Description of the Holding LP’s Limited Partnership Agreement—Redemption—Exchange Mechanism.”
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
(8)As of March 12, 2026, our partnership had outstanding 459,573,994 units. An equal number of Managing General Partner Units are held by our partnership in the Holding LP. As of March 12, 2026, Brookfield holds 1,399,230 of the outstanding units and BWS holds 3,287,267 of the outstanding units.
(9)Brookfield has provided an aggregate of $20 million of working capital to certain Holding Entities through a subscription for preferred shares. See Item 4.C “Organizational Structure—The Holding LP and Holding Entities”.
(10)On February 4, 2025, BAM and BN completed a corporate restructuring whereby BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis. Following completion of this corporate restructuring, the Asset Management Company is now wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the class A limited voting shares of BAM.

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
Brookfield Infrastructure 107

Brookfield and the Service Providers
The Brookfield Holders’ collective economic interest in our partnership is approximately 26.5% on a fully-exchanged basis. BN and BWS have agreed that all decisions to be made by BWS with respect to the voting of the units held by BWS will be made jointly by mutual agreement of the applicable BWS subsidiary and BN. BWS may acquire additional units or other securities exchangeable for units. It is expected that any units or other securities exchangeable for units held by BWS will be subject to the foregoing voting arrangements.
Brookfield Infrastructure has appointed affiliates of BN as Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement. The Master Services Agreement was amended to account for BIPC receiving management services comparable to the services provided to us by the Service Providers.
BN is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: alternative asset management, wealth solutions, and its operating businesses which are in renewable power, infrastructure, business and industrial services, and real estate. BN’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities.
BAM is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the issued and outstanding class A limited voting shares of BAM.
Brookfield has approximately 1,400 investment professionals and 250,000 operating employees in over 50 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 64,000 individuals globally. Brookfield’s strategy is to combine best-in-class operating segments and transaction execution capabilities to acquire and invest in targeted assets and actively manage them in order to achieve superior returns on a long-term basis.
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
108 Brookfield Infrastructure

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
Brookfield Infrastructure 109

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

Significant Subsidiaries
The following table sets forth for each of our partnership’s significant subsidiaries, the jurisdiction of incorporation and the percentage ownership held by our partnership as of December 31, 2025.

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
110 Brookfield Infrastructure

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
FFO
We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods.
FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.
Brookfield Infrastructure 111

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
Adjusted EBITDA
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods.
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
112 Brookfield Infrastructure

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
Brookfield Infrastructure 113

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Net income attributable to our partnership(1)	$1,091	$391	$432
Funds from Operations (FFO)	2,627	2,468	2,288
Adjusted Funds from Operations (AFFO)	1,964	1,862	1,838
Distributions(2)	1,743	1,644	1,516
FFO payout ratio(3)	66%	67%	66%
AFFO payout ratio(4)	89%	88%	82%

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
Current year FFO and AFFO payout ratios have been impacted by the following factors:
•Organic growth was 8% capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last 12 months
•A net positive contribution from our asset rotation program, which was partially offset by the timing of asset sales
Our 2025 FFO and AFFO payout ratios finished within our targeted range at 66% and 89%, respectively. Our 2024 payout ratios were in line with 2025 and our targets.
Our partnership’s annual distribution is reviewed with the board of directors of our General Partner in the first quarter of each year giving consideration to the following:
•The results from the prior year as well as the budget for the upcoming year and the 5-year business plan based on our partnership’s share of FFO generated by our assets
•Our partnership’s group-wide liquidity and its ability to fund committed capital investments
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% increase in our quarterly distribution to $0.455 per unit (or $1.82 per unit annualized), starting with the distribution to be paid in March 2026, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, continued levels of elevated inflation as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 9% over the last 15 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
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
114 Brookfield Infrastructure

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
Brookfield Infrastructure 115

5.A    OPERATING RESULTS
Consolidated Results
In this section we review our consolidated performance and financial position as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.
The following table summarizes the financial results of Brookfield Infrastructure for the years ended December 31, 2025, 2024 and 2023:

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Summary Statements of Operating Results	2025	2024	2023
Revenues	$23,100	$21,039	$17,931
Direct operating costs	(16,876)	(15,676)	(13,470)
General and administrative expenses	(426)	(405)	(413)
Interest expense	(3,868)	(3,387)	(2,501)
Share of earnings from investments in associates and joint ventures	627	439	459
Mark-to-market losses	(548)	(26)	(118)
Other income (expense)	1,112	(31)	141
Income tax expense	(589)	(270)	(581)
Net income	2,532	1,683	1,448
Net income attributable to our partnership(1)	1,091	391	432
Net income per limited partnership unit	$0.90	$0.04	$0.14

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2025 vs. 2024
For the year ended December 31, 2025, we reported net income of $2,532 million, of which $1,091 million ($0.90 per unit) was attributable to our partnership. This compares to net income of $1,683 million for the year ended December 31, 2024, of which $391 million ($0.04 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions, organic growth across our base business, and gains recognized on the dispositions of our Australian export terminal operation and Australian container terminal operation, disposition of our U.S. gas pipeline and the partial dispositions of our U.K. port operation, stabilized assets at our global intermodal logistics operation, and our European hyperscale data center platform. Prior year results benefited from contributions associated with recent acquisitions, organic growth across our base business and the bargain purchase gain on the acquisition of our North American retail colocation data center business.
116 Brookfield Infrastructure

Revenues for the year ended December 31, 2025 were $23,100 million, which represents an increase of $2,061 million compared to the year ended December 31, 2024. Revenues from our utilities segment increased by $760 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $390 million primarily as a result of the partial disposition of our U.K. port operation that resulted in the deconsolidation of the business, the partial disposition of stabilized assets at our global intermodal logistics operation, our prior year disposition of a subsidiary at our Australian port operation and the deconsolidation of our Peruvian toll road operation. Revenues from our midstream segment contributed additional revenues of $779 million primarily driven by the acquisition of our U.S. refined products pipeline system operation, partially offset by lower net pass-through revenues, despite improved margins and stronger performance from the commissioning of new projects at our Canadian diversified midstream operation. Revenues from our data segment increased by $1,036 million, predominately due to our acquisition of an Indian telecom tower operation in September 2024, our current year acquisition of a U.S. bulk fiber network, and organic growth across our data center platform. Overall, these increases were partially offset by foreign exchange impacts of $124 million across our segments, as the average rates across most of the currencies depreciated against the U.S. dollar relative to 2024.
Direct operating costs for the year ended December 31, 2025 were $16,876 million, which represents an increase of $1,200 million compared to the year ended December 31, 2024. The current period includes $1,225 million of incremental costs (including depreciation) attributable to recent acquisitions and incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange decreased our U.S. dollar costs by $25 million.
General and administrative expenses totaled $426 million for the year ended December 31, 2025, an increase of $21 million compared to the same period in 2024. This line item primarily consists of the annual base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the average market value of our securities during the year.
Interest expense for the year ended December 31, 2025 was $3,868 million, an increase of $481 million compared to the same period in 2024. Interest expense increased by $333 million due to recent acquisitions and $192 million related to incremental financings added to existing investments and organic growth projects. The impact of foreign exchange and dispositions reduced interest expense by $44 million.
Our partnership’s share of earnings from investments in associates and joint ventures was $627 million for the year ended December 31, 2025, representing an increase of $188 million relative to the same period in 2024. The increase was principally driven by $428 million of gains recognized on the sale of our Mexican regulated natural gas transmission pipelines and our Australian container terminal operation, partially offset by mark-to-market losses on our foreign currency derivatives across our investments in the current period.
Mark-to-market losses for the year ended December 31, 2025 were $548 million compared to losses of $26 million for the year ended December 31, 2024. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level, in commodity prices, however current period losses also reflect the revaluation of non-controlling interests in our Indian telecom tower operation.
Brookfield Infrastructure 117

Other income was $1,112 million for the year ended December 31, 2025, compared to expenses of $31 million during the year ended December 31, 2024. Other income in the current period benefited from gains recognized on the partial sales of our U.K. port operation and stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform, in addition to the sale of our Mexican regulated natural gas transmission pipelines, U.S. gas pipeline and our Australian export terminal operation. Prior period results included a bargain purchase gain recognized on the acquisition of a U.S. colocation data center business, which was more than offset by transaction costs and accretion expenses related to other long-term liabilities.
Income tax expense for the year ended December 31, 2025 was $589 million compared to $270 million from the prior year, principally due to an increase in taxable income as a result of realized gains recorded on the dispositions during the year, as well as a reduction in deferred tax recoveries when compared to the prior year.
2024 vs. 2023
For the year ended December 31, 2024, we reported net income of $1,683 million, of which     $391 million ($0.04 per unit) was attributable to our partnership. This compares to net income of         $1,448 million for the year ended December 31, 2023, of which $432 million ($0.14 per unit) was attributable to our partnership. Results benefited from a full year of contributions associated with acquisitions, organic growth across our base business and the bargain purchase gain on the acquisition of a North American retail colocation data center business in 2024.
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
Direct operating costs for the year ended December 31, 2024 were $15,676 million, which represents an increase of $2,206 million compared to the year ended December 31, 2023. The year ended December 31, 2024 included $1,208 million of incremental costs (including depreciation) attributable to recent acquisitions and $974 million of incremental costs associated with organic growth initiatives. The impact of recent dispositions and foreign exchange increased our U.S. dollar costs by $24 million.
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
118 Brookfield Infrastructure

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
Our partnership’s share of earnings from investments in associates and joint ventures was $439 million for the year ended December 31, 2024, representing a decrease of $20 million relative to the same period in 2023. The decrease was principally driven by gains recognized in the prior year from the sale of a New Zealand data distribution business and our U.S. gas storage portfolio, partially offset by revaluation of investment properties, mark-to-market on hedging derivatives as well as organic growth across our investments in 2024.
Other expense was $31 million for the year ended December 31, 2024, compared to income of $141 million during the year ended December 31, 2023. Other income in the year ended December 31, 2024 was primarily due to bargain purchase gain recognized on the acquisition of a North American retail colocation data center business and revaluations of investment properties at our European hyperscale data center platform, which were more than offset by accretion expenses related to other long-term liabilities and transaction costs. Prior period results included gains on the dispositions of our Indian toll roads business and a freehold landlord port in Victoria, Australia, as well as a partial disposition of our interest in a U.S. gas pipeline, partially offset by accretion expenses related to other long-term liabilities.
Mark-to-market losses for the year ended December 31, 2024 were $26 million compared to gains of $118 million for the year ended December 31, 2023. Amounts in both the year ended December 31, 2024 and December 31, 2023 consisted primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level. The loss in the current year mainly resulted from the depreciation of several of the currencies we hedge relative to the U.S. dollar throughout the year.
Income tax expense for the year ended December 31, 2024 was $270 million compared to $581 million from the prior year. The decrease in income tax expense was principally a result of increased deferred tax recoveries reported by our business in 2024.
Brookfield Infrastructure 119

The following table summarizes the statement of financial position of Brookfield Infrastructure for the years ended December 31, 2025 and December 31, 2024:

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	December 31, 2025	December 31, 2024
Cash and cash equivalents	$3,201	$2,071
Property, plant and equipment	66,797	50,847
Intangible assets	15,765	14,521
Total assets	128,150	104,590
Corporate borrowings	4,947	4,542
Non-recourse borrowings	59,551	46,552
Total liabilities(1)	92,610	74,737
Limited partners’ capital	4,889	4,704
General partner’s capital	25	27
Non-controlling interest—Redeemable Partnership Units	2,017	1,926
Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares	1,440	1,355
Non-controlling interest—Exchangeable units(2)	61	62
Non-controlling interest—perpetual subordinated notes	293	293
Non-controlling interest—in operating subsidiaries	26,086	20,568
Preferred unitholders	729	918
Partnership’s capital attributable to the partnership(3)	8,432	8,074
Total partnership’s capital	35,540	29,853

(1)As at December 31, 2025 and 2024, $1.8 billion and $1.7 billion, respectively, of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
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
Total assets were $128.2 billion at December 31, 2025, compared to $104.6 billion at December 31, 2024. Total assets increased by $31.7 billion due to recent acquisitions, increased investment in capital assets, organic growth and benefits of foreign exchange, as the period end exchange rate of most of the currencies in which we operate increased relative to the prior year. These increases were partially offset by $8.1 billion of impacts attributable to the partial disposition and deconsolidation of our U.K. port operation, and subsidiaries of our global intermodal logistics operation and European hyperscale data center platform, net of retained equity-accounted interests, depreciation and amortization of our long-lived assets and other recent dispositions.
During the year ended December 31, 2025, property, plant and equipment increased from $50.8 billion to $66.8 billion due to additions primarily associated with our acquisitions of a U.S. refined products pipeline system operation and a U.S. bulk fiber network, as well as continued investments in capital assets and the impacts of foreign exchange, partially offset by the partial sale and deconsolidation of our U.K. port operation, the reclassification of assets as held for sale at our U.K. rail operations and depreciation expense. Intangible assets increased from $14.5 billion to $15.8 billion primarily driven by the acquisition of a U.S. bulk fiber network as well as impacts of foreign exchange. These increases were partially offset by the reclassification of assets as held for sale in our U.K. rail operations as well as the impact of amortization.
120 Brookfield Infrastructure

Corporate borrowings increased to $4.9 billion at December 31, 2025, compared to $4.5 billion at December 31, 2024. The increase in corporate borrowings of $0.4 billion during the year ended December 31, 2025 is primarily attributable to the issuance of $0.5 billion of medium term notes, issuance of $0.2 billion of subordinated notes and the impact of foreign exchange, partially offset by net repayments on our corporate credit facility and commercial paper of $0.3 billion and $0.1 billion, respectively.
Non-recourse borrowings increased by $13.0 billion from December 31, 2024 due to acquisition related borrowings, net draws at our subsidiaries, and the impact of foreign exchange. This was partially offset by the dispositions of our U.S. gas pipeline, a subsidiary of our European hyperscale data center operation and our U.K. port operation, and the classification of our Brazilian electricity transmission operation and a subsidiary of our U.K. rail operation as held for sale.
Our partnership capital increased to $8.4 billion from $8.1 billion as at December 31, 2024, as income generated from operations and positive impacts of foreign currency translation exceeded the impact of distributions.
Foreign Currency Translation
Due to the nature of our global operations, current period financial results are impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate					Average Rate
	As of December 31,					For the year ended December 31,
	2025	2024	2023	2025 vs 2024	2024 vs 2023	2025	2024	2023	2025 vs 2024	2024 vs 2023
Canadian dollar	0.7286	0.6953	0.7547	5%	(8)%	0.7159	0.7301	0.7411	(2)%	(1)%
Brazilian real	0.1817	0.1615	0.2066	13%	(22)%	0.1790	0.1855	0.2002	(4)%	(7)%
British pound	1.3475	1.2516	1.2731	8%	(2)%	1.3191	1.2781	1.2439	3%	3%
Australian dollar	0.6673	0.6188	0.6812	8%	(9)%	0.6451	0.6597	0.6644	(2)%	(1)%
Indian rupee	0.0111	0.0117	0.0120	(5)%	(3)%	0.0115	0.0120	0.0121	(4)%	(1)%
Euro	1.1746	1.0353	1.1039	13%	(6)%	1.1304	1.0820	1.0816	4%	—%
As at December 31, 2025, our consolidated partnership capital of $35.5 billion was invested in the following currencies: United States dollars - 46%, Canadian dollars - 20%, British pounds - 16%, Euro - 9%, Australian dollars - 5%, Brazilian reais - 3%, and other currencies - 1%. As a result of our currency hedging program, 82% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at the end of 2025 were higher than December 31, 2024 for our most significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities of our operations in these regions.
Brookfield Infrastructure 121

The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Canadian dollar	$301	$(451)	$150
British pound	502	(121)	279
Indian rupee	(20)	(25)	(32)
Australian dollar	225	(212)	15
Brazilian real	144	(181)	121
Euro	532	(250)	(14)
Other	71	(176)	276
	1,755	(1,416)	795
Currency hedges(1)	(570)	389	(495)
	$1,185	$(1,027)	$300
Attributable to:
Unitholders	$438	$(392)	$119
Non-controlling interests	747	(635)	181
	$1,185	$(1,027)	$300

(1)Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the year ended December 31, 2025 was an increase to partnership capital of $1,185 million.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian, Canadian and Indian currencies. As a result, the impact of currency movements was partially offset by gains and losses recognized on our currency hedges.
Average currency exchange rates impact revenues and net income in U.S. dollars from non-U.S. operations on a comparative basis. During the year ended December 31, 2025, the average foreign exchange rate of the major currencies we operate in weakened relative to the U.S. dollar, decreasing revenue and net income in U.S. dollars.
122 Brookfield Infrastructure

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
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Funds from Operations (FFO)	$786	$760	$879
Maintenance capital expenditures	(86)	(84)	(88)
Adjusted Funds from Operations (AFFO)	$700	$676	$791

Adjusted EBITDA(1)	$1,328	$1,252	$1,327
Rate Base(2)	7,036	6,699	7,117
Return on rate base(3),(4)	12%	12%	12%

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
Brookfield Infrastructure 123

The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2025	2024	2023	2025	2024	2023
Commercial & Residential Distribution	$776	$705	$696	$542	$498	$511
Regulated Transmission	552	547	631	244	262	368
Total	$1,328	$1,252	$1,327	$786	$760	$879

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our rate base:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Rate base, start of period(1)	$6,699	$7,117	$6,804
Capital expenditures commissioned	492	468	487
Inflation and other indexation	252	57	362
(Asset sales) acquisitions	(503)	78	(614)
Regulatory depreciation	(110)	(173)	(167)
Foreign exchange and other	206	(848)	245
Rate base, end of period	$7,036	$6,699	$7,117

(1)Rate base excludes our North American and European residential warranty businesses.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next two to three years, as well as capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Capital backlog, start of period	$542	$562	$646
Additional capital project mandates	663	485	569
Less: capital expenditures	(577)	(487)	(542)
Impact of (asset sales) acquisitions	—	—	(127)
Foreign exchange and other	36	(18)	16
Capital backlog, end of period	664	542	562
Construction work in progress	589	477	469
Total capital to be commissioned	$1,253	$1,019	$1,031
2025 vs. 2024
Results for our utilities segment benefited from strong organic growth due to inflation indexation and the commissioning of over $500 million of capital into the rate base over the last 12 months. FFO was impacted by higher borrowing costs associated with funding growth projects and higher interest rates in Brazil. Prior year results included earnings from two Mexican regulated natural gas transmission pipelines, divested in Q1 2025.
For the year ended December 31, 2025, our commercial and residential distribution operations generated Adjusted EBITDA of $776 million and FFO of $542 million, compared to $705 million and $498 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base, higher connections revenue at our U.K. regulated distribution business, and capital commissioned into rate base over the last 12 months. FFO was impacted by higher borrowing costs to fund ongoing capital projects and higher interest rates in Brazil.
124 Brookfield Infrastructure

For the year ended December 31, 2025, our regulated transmission operations generated Adjusted EBITDA of $552 million and FFO of $244 million, compared to $547 million and $262 million, respectively, in 2024. Adjusted EBITDA and FFO benefited from utilization above take-or-pay levels and inflationary tariff increases across our operations along with contribution from our acquisition of a South Korean industrial gas business.
As of December 31, 2025, our rate base was $7.0 billion. Rate base increased compared to December 31, 2024 due to new connections at our U.K. regulated distribution business and our residential infrastructure platform, along with the impacts of inflation indexation. Rate base also benefited from the acquisition of an additional 50% interest in a portfolio of operational electricity transmission lines in Brazil, offset by the sale of our interest in two Mexican regulated natural gas transmission pipelines and a partial interest in our Indian gas pipeline.
As of December 31, 2025, total capital to be commissioned into rate base was $1.3 billion which was higher compared to $1.0 billion as of December 31, 2024. Capital to be commissioned relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. New connection mandates awarded were partially offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $800 million).

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
For the year ended December 31, 2024, our commercial and residential distribution operations generated Adjusted EBITDA of $705 million and FFO of $498 million, compared to $696 million and $511 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base at our U.K. regulated distribution business, and capital commissioned into rate base over the last 12 months. Results were impacted by lower rates on our foreign exchange hedge contracts. FFO was further impacted by higher borrowing costs to fund ongoing capital projects.
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
Brookfield Infrastructure 125

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
Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Funds from Operations (FFO)	$1,144	$1,224	$888
Maintenance capital expenditures	(367)	(328)	(179)
Adjusted Funds from Operations (AFFO)	$777	$896	$709

Adjusted EBITDA(1)	$1,563	$1,646	$1,235
Adjusted EBITDA margin(2)	66%	66%	60%
Growth capital expenditures	$363	$337	$276

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2025	2024	2023	2025	2024	2023
Diversified Terminals	$811	$885	$555	$603	$653	$382
Rail	478	500	411	366	388	317
Toll Roads	274	261	269	175	183	189
Total	$1,563	$1,646	$1,235	$1,144	$1,224	$888

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
126 Brookfield Infrastructure

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Capital backlog, start of period	$461	$714	$603
Additional capital project mandates	362	151	353
Impact of (asset sales) acquisitions	(158)	9	—
Less: capital expenditures	(363)	(337)	(276)
Foreign exchange and other	55	(76)	34
Capital backlog, end of period	357	461	714
Construction work in progress	189	193	445
Total capital to be commissioned	$546	$654	$1,159
2025 vs. 2024
Results benefited from higher rates and volumes across our transportation networks, particularly at our rail and toll road segments, where volumes and rates grew by an average of 2% and 3% respectively. Prior year results reflect contribution from various businesses that were sold during the year, including our Australian export terminal, our Australian container terminal operations, a portfolio of fully contracted containers at our global intermodal logistics operation and a partial interest in our U.K. ports operation.
For the year ended December 31, 2025, our diversified terminals reported Adjusted EBITDA of $811 million and FFO of $603 million, compared to $885 million and $653 million, respectively, during the same period in 2024. Adjusted EBITDA and FFO decreased from the prior year from the sale of our Australian export terminal, our Australian container terminal operations, a portfolio of fully contracted containers at our global intermodal logistics operation and a partial interest in our U.K. ports operation.
For the year ended December 31, 2025, our rail business generated Adjusted EBITDA of $478 million and FFO of $366 million, compared to $500 million and $388 million, respectively, during the same period in 2024. Adjusted EBITDA and FFO benefited from inflationary tariff increases across the portfolio, offset by lower volumes and the impact of foreign exchange.
For the year ended December 31, 2025, our toll roads contributed Adjusted EBITDA of $274 million and FFO of $175 million, compared to $261 million and $183 million, respectively, during the same period in 2024. Adjusted EBITDA and FFO benefited from higher rates and traffic volumes across our portfolio.
As of December 31, 2025, total capital to be commissioned was $0.5 billion compared to $0.7 billion as of December 31, 2024. Total capital to be commissioned decreased as additional project mandates were offset by projects commissioned during the period and the impact of dispositions during the year. Capital to be commissioned consists of projects which will increase capacity of our terminals by deepening the berths and expanding, enhancing and modernizing our existing infrastructure; upgrade and expand our network to capture volume growth from incremental activity in the sectors we serve; and expand the capacity of our roads by increasing and widening lanes on certain routes to support traffic growth.
Brookfield Infrastructure 127

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
As of December 31, 2024, total capital to be commissioned was $0.7 billion compared to $1.2 billion as of December 31, 2023. Total capital to be commissioned decreased as additional project mandates were offset by projects commissioned during the period, including one of the largest road infrastructure projects at our Brazilian toll road business, and the impact of foreign exchange. Capital to be commissioned consists of projects which will increase capacity of our terminals, upgrade and expand our network, and expand the capacity of our roads.
128 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Funds from Operations (FFO)	$668	$625	$684
Maintenance capital expenditures	(161)	(162)	(152)
Adjusted Funds from Operations (AFFO)	$507	$463	$532

Adjusted EBITDA(1)	$1,016	$974	$995
Adjusted EBITDA margin(2)	60%	58%	57%

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Capital backlog, start of period	$230	$270	$217
Additional capital project mandates	114	126	174
Less: capital expenditures	(148)	(155)	(104)
Impact of (asset sales) acquisitions	(50)	—	(23)
Foreign exchange and other	7	(11)	6
Capital backlog, end of period	153	230	270
Construction work in progress	79	142	74
Total capital to be commissioned	$232	$372	$344
2025 vs. 2024
For the year ended December 31, 2025, our midstream operations generated Adjusted EBITDA of $1,016 million and FFO of $668 million, compared to $974 million and $625 million, respectively, during the same period in 2024. Adjusted EBITDA and FFO benefited from our acquisition of a U.S. refined products pipeline system, partially offset by the sale of our U.S. gas pipeline in Q2 2025 and a partial sale of our North American gas storage business.
As of December 31, 2025, total capital to be commissioned was $232 million compared to $372 million as of December 31, 2024. Total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our midstream operations.
Brookfield Infrastructure 129

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
130 Brookfield Infrastructure

Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Funds from Operations (FFO)	$502	$333	$275
Maintenance capital expenditures	(49)	(32)	(31)
Adjusted Funds from Operations (AFFO)	$453	$301	$244

Adjusted EBITDA(1)	$786	$597	$447
Adjusted EBITDA margin(2)	70%	66%	67%
Growth capital expenditures	$2,220	$1,187	$824

(1)Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
(2)Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for reconciliation from net income to Adjusted EBITDA.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)			FFO
US$ MILLIONS	2025	2024	2023	2025	2024	2023
Data Transmission and Distribution	$462	$382	$387	$318	$237	$242
Data Storage	324	215	60	184	96	33
Total	$786	$597	$447	$502	$333	$275

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Capital backlog, start of period	$3,888	$4,104	$3,756
Impact of acquisitions (asset sales)	132	(4)	444
Additional capital project mandates	1,699	1,031	438
Less: capital expenditures	(2,220)	(1,187)	(824)
Foreign exchange and other(1)	31	(56)	290
Capital backlog, end of period	3,530	3,888	4,104
Construction work in progress	3,593	1,829	1,000
Total capital to be commissioned	$7,123	$5,717	$5,104
(1)    2023 includes approximately $275 million from an increase in our partnership with Intel.
Brookfield Infrastructure 131

2025 vs. 2024
Results for our data segment benefited from strong organic growth across the segment, including income generated by our data center developers and the commissioning of additional capacity. Current year results include contribution from the acquisition of our U.S. bulk fiber network in Q3 2025.
For the year ended December 31, 2025, our data transmission and distribution business generated Adjusted EBITDA of $462 million and FFO of $318 million, compared to $382 million and $237 million, respectively, during the same period in 2024. Results benefited from additional points-of-presence across our portfolio. Current year results include contribution from the acquisition of our U.S bulk fiber network in Q3 2025.
For the year ended December 31, 2025, our data storage business contributed Adjusted EBITDA of $324 million and FFO of $184 million compared to $215 million and $96 million, respectively, during the same period in 2024. Results benefited from strong organic growth across our data storage business, which included the commissioning of 220 MW of capacity at our hyperscale data centers, 200 MW of new billings at our U.S. retail colocation data center operation and income generated by our global data center developers.
As of December 31, 2025, total capital to be commissioned was $7.1 billion compared to $5.7 billion as of December 31, 2024. Total capital to be commissioned includes approximately $4.7 billion at our data transmission and distribution businesses and approximately $2.4 billion at our data storage operations. Total capital to be commissioned includes $3.9 billion from our partnership with Intel to build two semiconductor foundries in Arizona. The remaining capital to be commissioned relates to the build-out of additional sites and tenancies at our telecom tower operations, additional connections across our global fiber operations, and increasing the capacity of our data storage network. Total capital to be commissioned increased compared to December 31, 2024 from the construction of new facilities across our global data center portfolio.
2024 vs. 2023
Results for our data segment benefited from additional points-of-presence at our tower and fiber operations and the commissioning of additional megawatts across our global data storage platform. Current year results reflect contributions from our acquisitions of: a portfolio of 76,000 telecom tower sites in India in Q3 2024, a North American retail colocation data center business in Q1 2024 and hyperscale data center platforms in Europe and the United States in Q3 2023 and Q4 2023, respectively. Prior year results reflect contribution from a New Zealand integrated data distribution business, which we sold in Q2 2023.
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
132 Brookfield Infrastructure

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
Brookfield Infrastructure 133

The following table presents the components of our corporate segment, at our partnership’s share:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Adjusted EBITDA(1)	(426)	(405)	(413)
Funds from Operations (FFO)	(473)	(474)	(438)

(1)    Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2025 vs. 2024
For the year ended December 31, 2025, Adjusted EBITDA and FFO for our Corporate segment were losses of $426 million and $473 million, respectively, versus $405 million and $474 million, respectively, in 2024.
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
134 Brookfield Infrastructure

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. Adjusted EBITDA is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. Adjusted EBITDA includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
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

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the year ended December 31,
Key Measures	2025	2024	2023
Net income attributable to the partnership(1)	$1,091	$391	$432
Net income per unit(2)	0.90	0.04	0.14
Funds from Operations (FFO)(3)	2,627	2,468	2,288
Per unit FFO(4)	3.32	3.12	2.95
Adjusted Funds from Operations (AFFO)(3)	1,964	1,862	1,838
Return on invested capital(5)	14%	13%	14%
Adjusted EBITDA(3)	4,267	4,064	3,591
Distributions per unit(6)	1.72	1.62	1.53
FFO payout ratio(7)	66%	67%	66%
AFFO payout ratio(8)	89%	88%	82%

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC Exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
(2)Average number of limited partnership units outstanding on a time weighted average basis for the year ended December 31, 2025 were 460.1 million (2024: 461.6 million, 2023: 459.4 million).
(3)Refer to the “Performance Measures Used by Management” section of this MD&A for a definition of FFO, AFFO and Adjusted EBITDA, and the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
(4)Average units outstanding during the year ended December 31, 2025, were 790.5 million units outstanding (2024: 792.1 million, 2023: 776.9 million).
(5)Return on invested capital is calculated as AFFO, adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by average Invested Capital. The return of capital estimate for the year ended December 31, 2025 was $128 million (2024: $121 million, 2023: $118 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
(6)Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC Exchangeable LP Units, BIPC exchangeable shares and class A.2 exchangeable shares outstanding as of the record date. During the year ended December 31, 2025, the partnership paid quarterly distributions of $0.43 per unit.
(7)FFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
(8)AFFO payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by AFFO.

For the year ended December 31, 2025, FFO totaled $2.6 billion ($3.32 per unit) compared to $2.5 billion ($3.12 per unit) in 2024 and $2.3 billion ($2.95 per unit) in 2023. FFO of $2.6 billion for the year ended December 31, 2025 represents an increase of 6% on a per unit basis. Organic growth was 8%, capturing annual rate increases, volume growth across the majority of our critical infrastructure networks, and earnings associated with capital commissioned over the last twelve months. Results were also supported by the contribution from our new investments, which were more than offset by the impact of capital recycling initiatives. Distributions paid in 2025 of $1.72 per unit represent an increase of 6% compared to the prior year. This distribution, when combined with the incentive and preferred unit distributions, resulted in a payout ratio of 66%, within our long-term target range of 60-70%.
136 Brookfield Infrastructure

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
Brookfield Infrastructure 137

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
•FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites;
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
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods.
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
138 Brookfield Infrastructure

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
A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Net income	$2,532	$1,683	$1,448
Add back or deduct the following:
Depreciation and amortization	4,024	3,644	2,739
Share of earnings from investments in associates and joint ventures(1)	(627)	(439)	(459)
FFO contribution from investments in associates and joint ventures(1)	970	941	923
Deferred tax (recovery) expense	(156)	(324)	5
Mark-to-market losses	548	26	118
Other (income) expense(2)	(711)	387	183
FFO attributable to non-controlling interests(3)	(3,953)	(3,450)	(2,669)
FFO	2,627	2,468	2,288
Maintenance capital expenditures	(663)	(606)	(450)
AFFO	1,964	1,862	1,838

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
(2)Other (income) expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
Brookfield Infrastructure 139

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
For the year ended December 31, 2025, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO attributable to non-controlling interests, FFO contribution from investments in associates and joint ventures. Depreciation and amortization increased from the year ended December 31, 2024 due to recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year as contributions from acquisitions and organic growth more than offset the impact of dispositions. FFO contributions from investments in associates and joint ventures increased from the prior year primarily as a result of our recently completed acquisitions, partially offset by the impact of dispositions.
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $663 million (2024: $606 million, 2023: $450 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Net income	$2,532	$1,683	$1,448
Add back or deduct the following:
Depreciation and amortization	4,024	3,644	2,739
Interest expense	3,868	3,387	2,501
Share of earnings from investments in associates and joint ventures(1)	(627)	(439)	(459)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	1,332	1,393	1,342
Income tax expense	589	270	581
Mark-to-market losses	548	26	118
Other (income) expense	(1,112)	31	(141)
Adjusted EBITDA attributable to non-controlling interests(2)	(6,887)	(5,931)	(4,538)
Adjusted EBITDA	$4,267	$4,064	$3,591

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
140 Brookfield Infrastructure

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
For the year ended December 31, 2025, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from the year ended December 31, 2024 due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, and capital expenditures made during 2025. Interest expense increased due to recent acquisitions, incremental financings added to existing investments and organic growth projects. Adjusted EBITDA contributions from investments in associates and joint ventures decreased from the prior year principally as a result of dispositions during the year which were partially offset by organic growth contributions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the year ended December 31,
	2025	2024	2023
Net income per limited partnership unit(1)	$0.90	$0.04	$0.14
Add back or deduct the following:
Depreciation and amortization	2.19	2.12	1.84
Deferred taxes and other items(2)	0.23	0.96	0.97
Per unit FFO(3)	$3.32	$3.12	$2.95

(1)During the year ended December 31, 2025, on average there were 460.1 million limited partnership units outstanding (2024: 461.6 million, 2023: 459.4 million).
(2)Refer to the reconciliation of net income attributable to the partnership to FFO above for a description of balances included within other.
(3)Average units outstanding during the year ended December 31, 2025, were 790.5 million (2024: 792.1 million, 2023: 776.9 million).
Brookfield Infrastructure 141

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Partnership Capital	$35,540	$29,853	$34,016
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(26,086)	(20,568)	(23,661)
Deficit	6,094	5,674	4,419
Accumulated other comprehensive income	(2,083)	(1,335)	(1,161)
Ownership changes	(659)	(653)	(581)
Invested Capital	$12,806	$12,971	$13,032
Invested capital has decreased as a result of capital market activity throughout 2025, including the redemption of the BIP Investment Corporation preferred shares. Refer to “Partnership Capital” below in this MD&A for further details.
The following table presents the change in Invested Capital:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Opening balance	$12,971	$13,032	$12,281
Net redemption of preferred units	(189)	(72)	—
Issuance of limited partnership units, net of redemptions	24	11	—
Issuance of BIPC exchangeable shares	—	—	751
Ending balance	$12,806	$12,971	$13,032
Weighted Average Invested Capital	$12,918	$13,032	$12,478
Our partnership has met its investment return objectives with return on Invested Capital of 14% for the year ended December 31, 2025 (2024: 13%, 2023: 14%).
142 Brookfield Infrastructure

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
The following table presents enterprise value as of 2025, 2024 and 2023:

	As of December 31,
	2025			2024	2023
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Total Enterprise Value	Total Enterprise Value	Total Enterprise Value
Shares/units outstanding	137.5	654.1	791.6	792.3	792.0
Price(3)	$45.40	$34.74	$—	$—	$—
Market capitalization	$6,243	$22,723	$28,966	26,311	25,458
Preferred units and preferred shares(4)	—	1,022	1,022	1,211	1,283
Net debt(5)	5,672	28,101	33,773	28,842	26,680
Enterprise value	$11,915	$51,846	$63,761	$56,364	$53,421

(1)Includes BIPC exchangeable shares, class A.2 exchangeable shares and BIPC Exchangeable LP Units.
(2)Includes limited partner, general partner and Redeemable Partnership Units, as well as Exchange LP Units.
(3)Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
(4)Includes $729 million of preferred units and $293 million of Perpetual Subordinated Notes. Decrease from the prior year was due to the redemption of $189 million of preferred shares in the current period.
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

Brookfield Infrastructure 143

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS.

FOR THE YEAR ENDED DECEMBER 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$732	$2,325	$651	$(346)	$(830)	$2,532

Add back or deduct the following:
Depreciation and amortization	917	970	963	1,174	—	4,024
Interest expense	1,221	581	758	1,047	261	3,868
Share of earnings from investments in associates and joint ventures(1)	(96)	(507)	(43)	(41)	60	(627)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	58	842	64	368	—	1,332
Income tax expense (recovery)	431	(10)	60	31	77	589
Mark-to-market losses (gains)	107	(28)	5	374	90	548
Other expenses (income)	130	(1,007)	(64)	(87)	(84)	(1,112)
Adjusted EBITDA attributable to non-controlling interests(2)	(2,172)	(1,603)	(1,378)	(1,734)	—	(6,887)
Adjusted EBITDA	$1,328	$1,563	$1,016	$786	$(426)	$4,267

FOR THE YEAR ENDED DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income	$634	$905	$193	$539	$(588)	$1,683

Add back or deduct the following:
Depreciation and amortization	860	1,087	816	881	—	3,644
Interest expense	1,000	600	634	879	274	3,387
Share of earnings from investments in associates and joint ventures(1)	(19)	(226)	(61)	(114)	(19)	(439)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	128	813	160	292	—	1,393
Income tax expense (recovery)	394	(30)	(33)	(93)	32	270
Mark-to-market losses (gains)	8	(19)	26	85	(74)	26
Other expenses (income)	140	309	100	(488)	(30)	31
Adjusted EBITDA attributable to non-controlling interests(2)	(1,893)	(1,793)	(861)	(1,384)	—	(5,931)
Adjusted EBITDA	$1,252	$1,646	$974	$597	$(405)	$4,064
144 Brookfield Infrastructure

FOR THE YEAR ENDED DECEMBER 31, 2023 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$970	$846	$284	$63	$(715)	$1,448

Add back or deduct the following:
Depreciation and amortization	824	686	748	481	—	2,739
Interest expense	830	392	547	515	217	2,501
Share of (earnings) losses from investments in associates and joint ventures(1)	(6)	(186)	(105)	(220)	58	(459)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	167	698	209	268	—	1,342
Income tax expense (recovery)	433	87	(38)	44	55	581
Mark-to-market losses (gains)	51	(5)	(50)	73	49	118
Other expenses (income)	130	(260)	60	6	(77)	(141)
Adjusted EBITDA attributable to non-controlling interests(2)	(2,072)	(1,023)	(660)	(783)	—	(4,538)
Adjusted EBITDA	$1,327	$1,235	$995	$447	$(413)	$3,591

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
Brookfield Infrastructure 145

5.B    LIQUIDITY AND CAPITAL RESOURCES
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO in the form of distributions to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities, capital recycling and access to public and private capital markets. We structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, as we have done in the past. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at December 31, 2025 and 2024.
Our group-wide liquidity at December 31, 2025 consisted of the following:

	As of
US$ MILLIONS	December 31, 2025	December 31, 2024
Corporate cash and financial assets	$283	$276
Committed corporate credit facility(1)	2,225	2,225
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility(1)	—	(300)
Commitments under corporate credit facility	(11)	(10)
Commercial paper(1)	(735)	(850)
Partnership’s share of cash retained in businesses	1,557	1,525
Partnership’s share of availability under subsidiary credit facilities	1,711	1,617
Group-wide liquidity	$6,030	$5,483

(1)Includes a $2.2 billion committed corporate credit facility (2024: $2.2 billion). As of December 31, 2025, draws on our corporate credit facility were $nil (2024: $300 million) and we had commercial paper outstanding of $735 million (2024: $850 million).
At December 31, 2025, our partnership’s group-wide liquidity is sufficient to meet its present requirements. We finished the year with group-wide liquidity of approximately $6.0 billion, an increase from $5.5 billion at December 31, 2024. At the corporate level, we ended 2025 with $2.8 billion of liquidity, an increase of $0.4 billion compared to the prior year.
We finance our assets principally at the operating company level with local currency debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of December 31, 2025, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Corporate borrowings(1)	14	―	$328	$510	$510	$364	$2,530	$4,242
Non-recourse borrowings	7	6,175	2,961	7,306	7,436	10,098	26,679	60,655

(1)Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs. Refer to Note 20, Borrowings, for further details.
146 Brookfield Infrastructure

Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	December 31, 2025	December 31, 2024
Consolidated debt	$64,498	$51,094
Add: partnership’s share of debt of investments in associates:
Utilities	112	608
Transport	4,104	3,494
Midstream	—	488
Data	7,044	4,190
Add: partnership’s share of debt directly associated with assets held for sale	179	—
Less: borrowings attributable to non-controlling interest(1)	(40,499)	(29,927)
Premium on debt and cross currency swaps	175	696
Debt attributable to the partnership	$35,613	$30,643

(1)Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over year-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to our partnership.
Brookfield Infrastructure 147

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnerships share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	December 31, 2025	December 31, 2024
Debt attributable to the partnership
Utilities	$6,555	$5,966
Transport	7,344	7,513
Midstream	6,053	6,076
Data	10,714	6,546
Corporate	4,947	4,542
Total debt attributable to the partnership	$35,613	$30,643
Partnership’s share of cash retained in businesses(1)
Utilities	$160	$273
Transport	332	390
Midstream	38	122
Data	1,027	740
Corporate(2)	283	276
Total partnership’s share of cash retained	$1,840	$1,801
Net debt
Utilities	$6,395	$5,693
Transport	7,012	7,123
Midstream	6,015	5,954
Data	9,687	5,806
Corporate	4,664	4,266
Total net debt	$33,773	$28,842

(1)The partnership’s share of cash retained in the businesses includes $1,117 million (2024: $1,008 million) of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $2,478 million (2024: $793 million) of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
(2)The partnership’s share of cash retained in corporate includes corporate financial assets.
148 Brookfield Infrastructure

As of December 31, 2025, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	14	―	$328	$510	$510	$364	$2,530	$4,242
Total recourse borrowings	14	—	328	510	510	364	2,530	4,242
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	9	190	181	850	415	759	2,375	4,770
Regulated Transmission	7	76	90	150	338	398	733	1,785
	9	266	271	1,000	753	1,157	3,108	6,555
Transport
Diversified Terminals	6	321	265	263	288	1,031	1,394	3,562
Rail	5	190	61	305	249	556	1,169	2,530
Toll Roads	8	137	172	152	133	173	485	1,252
	6	648	498	720	670	1,760	3,048	7,344

Midstream(3)	6	213	263	334	1,731	656	2,856	6,053

Data
Data Transmission & Distribution	7	411	192	669	714	911	4,744	7,641
Data Storage	4	50	305	879	437	713	689	3,073
	6	461	497	1,548	1,151	1,624	5,433	10,714

Total non-recourse borrowings(2)	7	1,588	1,529	3,602	4,305	5,197	14,445	30,666
Total borrowings(4)	8	$1,588	$1,857	$4,112	$4,815	$5,561	$16,975	$34,908
Net debt		5%	5%	12%	14%	16%	48%	100%

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
(4)As of December 31, 2025, approximately 34% of our debt is floating rate. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively decreasing floating rate debt maturities to approximately 16% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 12% of our total borrowings, inclusive of the impact of interest rate swaps.
Debt attributable to the partnership has an average term of eight years. Our net debt to capitalization ratio, as defined by net debt divided by the sum of net debt and invested capital, as of December 31, 2025 was 73% (December 31, 2024: 69%). The weighted average proportionate interest rate for the business was 5.9% for the overall business (December 31, 2024: 5.9%). Weighed average interest rate for our utilities, transport, midstream, data and corporate segments were 7.0%, 5.8%, 5.4%, 5.9%, and 4.8%, respectively (December 31, 2024: 6.7%, 5.8%, 5.7%, 6.2% and 5.1%, respectively).
Brookfield Infrastructure 149

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
150 Brookfield Infrastructure

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

	Statement of Operating Results
For the year ended December 31, 2025 US$ MILLIONS	Fincos and Guarantors total	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	859	859	—
Net income	543	840	(297)

For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,146	1,146	—
Net income (loss)	849	1,135	(286)

(1)Total revenues of our Partnership and its controlled subsidiaries were $23,100 million and $21,039 million for the year ended December 31, 2025 and December 31, 2024, respectively.
(2)Other income includes dividend and interest income.

Brookfield Infrastructure 151

	Statement of Financial Position
As of December 31, 2025 US$ MILLIONS	Fincos and Guarantors total	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,316	$2,316	$—
Total assets(1)	4,317	4,317	—
Current liabilities	9,028	8,938	90
Total liabilities	9,369	9,259	110

As of December 31, 2024
Current assets	$1,982	$1,982	$—
Total assets(1)	3,867	3,867	—
Current liabilities	8,024	7,942	82
Total liabilities	8,562	8,460	102

(1)Total assets of our partnership and its controlled subsidiaries were $128,150 million and $104,590 million as of December 31, 2025 and December 31, 2024, respectively.

Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the year ended December 31, 2025 US$ MILLIONS	Finco and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,190	1,190	—
Net income	922	1,166	(244)

For the year ended December 31, 2024
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	947	947	—
Net income (loss)	685	929	(244)

(1)Total revenues of our Partnership and its controlled subsidiaries were $23,100 million and $21,039 million for the twelve-month period ended December 31, 2025 and year ended December 31, 2024, respectively.
(2)Other income includes dividend and interest income.
152 Brookfield Infrastructure

	Statement of Financial Position
As of December 31, 2025 US$ MILLIONS	Finco and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,564	$2,564	$—
Total assets(1)	4,564	4,564	—
Current liabilities	8,849	8,779	70
Total liabilities	9,285	9,200	85

As of December 31, 2024
Current assets	$2,231	$2,231	$—
Total assets(1)	4,288	4,288	—
Current liabilities	7,866	7,794	72
Total liabilities	8,533	8,446	87

(1)Total assets of our partnership and its controlled subsidiaries were $128,150 million and $104,590 million as of December 31, 2025 and December 31, 2024, respectively.

Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 24, 2026. The 2021 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the 2021 Alberta Finco Notes was used to redeem our Series 5 Preferred Units on September 30, 2021, and the remainder for general corporate purposes. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
Brookfield Infrastructure 153

In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “May 2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The May 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The May 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The May 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The May 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The May 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.
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
154 Brookfield Infrastructure

Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. A portion of the proceeds of the Perpetual Subordinated Notes was used to redeem our Class A Preferred Limited Partnership Units, Series 7 on March 31, 2022, and the remainder for working capital purposes. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
Brookfield Infrastructure 155

FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of December 31, 2025. The adjusted equity investment balances reflect the book value of our assets as of December 31, 2025 which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments - US$	$5,594	$2,802	$1,632	$1,012	$1,256	$244	$5	$427
Corporate Items - US$(3)	(3,519)	—	—	—	—	—	—	—
Equity Investment - US$	2,075	2,802	1,632	1,012	1,256	244	5	427
FX contracts - US$	5,695	(2,533)	(1,632)	(780)	(461)	(244)	(5)	(40)
Net unhedged - US$	$7,770	$269	$—	$232	$795	$—	$—	$387
% of equity investment hedged	N/A	90%	100%	77%	37%	100%	100%	9%

(1)USD net equity investment excludes $389 million of preferred units and $293 million of Perpetual Subordinated Notes.
(2)CAD net equity investment excludes $340 million of preferred units and preferred shares.
(3)Includes medium-term notes, draws on our revolving credit facility, commercial paper issuances and working capital at the corporate level.
At December 31, 2025, 82% of our net equity investment is U.S. dollar functional. During the year ended December 31, 2025, we recorded losses in comprehensive income of $15 million related to these contracts (2024: gains of $434 million, 2023: losses of $155 million).
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
156 Brookfield Infrastructure

Commodity Risk
Some of our operations are critically linked to fluctuation in commodity prices and the transport of commodities. For example, in the long-term, our Australian rail operation relies on demand for iron ore exports and our Canadian diversified midstream operation is exposed to price risk arising from purchase and sales of crude oil, natural gas and polypropylene. While we endeavor to protect against short to medium term commodity demand risk wherever possible by structuring our contracts in a way that minimizes volume risk (e.g. minimum guaranteed volumes and ‘take-or-pay’ arrangements) and by entering into physical and financial contracts, these contract terms are not always able to be achieved, and in any event, the contract terms are finite and may include suspension or termination rights in favor of the customer. Accordingly, a long-term and sustained downturn in the demand for or price of a key commodity linked to one of our operations may have a material adverse impact on the financial performance or growth prospects of that particular operation, notwithstanding the use of take-or-pay contracts wherever possible. See Item 4.B “Business Overview” for more information.
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
Brookfield Infrastructure 157

The following table summarizes the sources of capital used to fund our partnership’s acquisitions and the equity component of growth capital expenditures during the years ended 2025, 2024 and 2023:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Capital deployed in new investments(1)	$1,257	$1,026	$3,452
Growth capital expenditures (net of non-recourse debt financing)	675	651	423
	1,932	1,677	3,875
Total capital market activity
Equity issuances	(50)	11	738
Corporate debt issuance, net of repayments	463	(160)	526
	413	(149)	1,264
Proceeds from asset sales	2,771	1,230	1,865
	3,184	1,081	3,129
Net funding from retained cash flows and credit facility draws	$(1,252)	$596	$746

(1)Capital deployed in new investments excludes investments in financial assets.

We fund growth initiatives with proceeds from capital recycling, capital market issuances and retained operating cash flows:
•we target retaining 15% of our FFO for the equity component of recurring growth capital expenditures; and
•we look to fund new investment opportunities and large-scale growth capital expenditure projects with proceeds from capital recycling and capital market issuances
Over the last 10 years, we have deployed over $22 billion in acquisitions and organic growth initiatives, which has been funded through our capital recycling program, capital market issuances and retained cash flows.
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
158 Brookfield Infrastructure

The following table presents our partnership’s payout ratios over the past three years:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Net income attributable to the partnership(1)	$1,091	$391	$432
Funds from Operations (FFO)	2,627	2,468	2,288
Adjusted Funds from Operations (AFFO)	1,964	1,862	1,838
Distributions(2)	1,743	1,644	1,516
FFO payout ratio(3)	66%	67%	66%
AFFO payout ratio(4)	89%	88%	82%

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
Brookfield Infrastructure 159

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
The following table presents the components of growth capital expenditures by operating segment:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Growth capital expenditures by segment
Utilities	$577	$487	$542
Transport	363	337	276
Midstream	148	155	104
Data	2,220	1,187	824
	$3,308	$2,166	$1,746
Growth capital expenditures for the year ended December 31, 2025 were $3,308 million, an increase of $1,142 million or 53% versus 2024. Growth capital expenditures in our data segment in 2025 increased over 2024 from our construction progress at our semiconductor manufacturing foundries in the United States.

160 Brookfield Infrastructure

The following table presents maintenance capital expenditures by operating segment:

	Annual Ongoing Estimated Maintenance Capex		For the year ended December 31,
US$ MILLIONS	Low	High	2025	2024	2023
Maintenance capital expenditures by segment
Utilities	$90	$105	$86	$84	$88
Transport	320	340	367	328	179
Midstream	155	165	161	162	152
Data	50	60	49	32	31
	$615	$670	$663	$606	$450
Maintenance capital expenditures for the year ended December 31, 2025 were $663 million, an increase of $57 million relative to the year ended December 31, 2024. 2025 maintenance capital expenditures increased at our transport segment from the timing of fleet replacement at our global intermodal logistics operation and at our data segment from a bolt-on acquisition completed at our Indian telecom tower operation.
We estimate annual maintenance capital expenditures for the upcoming year to be $90-105 million, $320-340 million, $155-165 million, and $50-60 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $615-$670 million prospectively. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
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
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS. Each year we assess the fair value of our PP&E under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost. The revaluation gains we have recorded reflects our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains have historically resulted in an increase in our reported depreciation by almost 25%.
Brookfield Infrastructure 161

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

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Return of capital(1)	$128	$121	$118

(1)Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
162 Brookfield Infrastructure

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
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2025, letters of credit issued on behalf of our subsidiaries amounted to $11 million (December 31, 2024: $10 million). Refer to Note 20, Borrowings and Note 31, Contingent Assets and Liabilities within our financial statements included in this annual report on Form 20-F for further details.
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
Brookfield Infrastructure 163

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at December 31, 2025:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$4,596	$118	62	$16	$370	$5,162
Corporate borrowings	735	328	510	874	2,530	4,977
Non-recourse borrowings	6,175	2,961	7,306	17,534	26,679	60,655
Financial liabilities	330	290	295	531	1,978	3,424
Lease liabilities	640	600	545	938	2,428	5,151

Interest Expense:
Corporate borrowings(1)	220	218	195	322	2,336	3,291
Non-recourse borrowings	3,412	3,232	3,020	4,569	5,051	19,284

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $183 million , $250 million and $158 million of subordinated notes maturing March 15, 2055, September 1, 2055, May 24, 2081, and May 31, 2084 , with coupon rates of 6.8%, 5.6%, 5.0% and 7.3%, respectively.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we, together with BIPC, pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our group. This fee is estimated to be approximately $444 million per year based on the December 31, 2025 market capitalization of our partnership plus preferred units and recourse corporate net debt.
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
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2025, 2024, and 2023:

US$ MILLIONS Summary Statements of Operating Results	For the year ended December 31,
	2025	2024	2023
Cash from operating activities	$5,971	$4,653	$4,078
Cash used by investing activities	(12,661)	(6,901)	(12,990)
Cash from financing activities	7,818	2,612	9,419
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
2025 vs. 2024
Cash from operating activities
Cash from operating activities totaled $6.0 billion during the year ended December 31, 2025, an increase of $1.3 billion from the same period in 2024. Operating cash flows benefited from contributions from acquisitions in the current year, increased distributions from our investment in associates due to our recent dispositions, organic growth across our segments and a full year of contributions from acquisitions completed in the prior year.
164 Brookfield Infrastructure

Cash used by investing activities
Cash used by investing activities was $12.7 billion during the year ended December 31, 2025, an increase of $5.8 billion from the same period in 2024. Investing activities during the current year reflected $6.8 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries and investments in associates, $5.7 billion of net additions to long-lived assets, and net settlement of derivatives and other investing activities of $0.2 billion. In the prior year, cash used by investing activities included $2.8 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries, investment in long-lived assets of $4.0 billion and other investing activities of $0.1 billion.
Cash from financing activities
Cash from financing activities totaled $7.8 billion for the year ended December 31, 2025, as compared to $2.6 billion during the same period in 2024. Financing activities in the current year include $8.2 billion of net proceeds from borrowings, $5.3 billion of capital provided by non-controlling interests, partially offset by $1.7 billion of distributions paid to unitholders, $2.5 billion of subsidiary distributions to non-controlling interests, $0.7 billion of other financing activities, $0.5 billion of lease liability repayments and $0.2 billion of preferred unit redemptions. In the prior year, cash from financing activities was driven by net proceeds from borrowings of $8.6 billion, partially offset by $1.7 billion of net capital provided to non-controlling interests, $1.6 billion of distributions paid to unitholders, $1.5 billion of subsidiary distributions to non-controlling interests, $0.4 billion of lease liability repayments and other financing activities of $0.8 billion.
2024 vs. 2023
Cash from operating activities
Cash from operating activities totaled $4.7 billion during the year ended December 31, 2024, an increase of $0.6 billion from the same period in 2023. Operating cash flows benefited from contributions from acquisitions, organic growth from our existing operations and a full year of contributions from acquisitions completed in the prior year.
Cash used by investing activities
Cash used by investing activities was $6.9 billion during the year ended December 31, 2024, a decrease of $6.1 billion from the same period in 2023. Investing activities during the current year reflected $2.8 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries and investments in associates, $4.0 billion of net additions to long-lived and financial assets, and other investing activities of $0.1 billion. In the prior year, cash used by investing activities included $10.1 billion of capital deployed for the acquisition of subsidiaries and associates, net of proceeds from the sale of subsidiaries, investment in long-lived assets of $2.1 billion and other investing activities of $0.7 billion.
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
Brookfield Infrastructure 165

PARTNERSHIP CAPITAL
Our partnership’s capital structure is comprised of three classes of partnership units: our units, preferred units and general partnership units. Our units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder the right to govern our financial and operating policies. Our partnership controls the Holding LP, which in turn is the indirect shareholder of our operating entities, through a 70.50% managing general partner interest. As of December 31, 2025, Brookfield holds a 29.13% interest in the Holding LP through Redeemable Partnership Units and an additional 0.37% interest in the Holding LP through Special General Partner Units. In addition, Brookfield holds a 0.22% interest in our partnership through the ownership of units and BWS holds a 0.50% interest in our partnership through the ownership of units. The Redeemable Partnership Units, at the request of the holder, require the Holding LP to redeem all or a portion of the holder’s units for cash in an amount equal to the market value of our units multiplied by the number of units to be redeemed. This right is subject to our partnership’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any Redeemable Partnership Unit so presented to the Holding LP in exchange for one of our partnership’s units (subject to certain customary adjustments). Both the units issued by our partnership and the Redeemable Partnership Units issued by the Holding LP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the units of our partnership. Our partnership reflects the Redeemable Partnership Units issued to Brookfield by the Holding LP as a separate component of non-controlling interest, within consolidated equity, as Brookfield Infrastructure can, at its sole discretion, elect to satisfy a redemption request by Brookfield of the Redeemable Partnership Units by issuing an equal number of units.
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
166 Brookfield Infrastructure

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
The Brookfield Holders’ collective economic interest in our partnership is approximately 26.5% on a fully-exchanged basis.
Brookfield’s 0.37% interest in the Holding LP through Special General Partner Units entitles it to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per quarter, the incentive distribution rights entitle Infrastructure Special LP to 25% of incremental distributions above this threshold. During the year ended December 31, 2025, the Holding LP paid incentive distributions of $320 million (2024: $295 million, 2023: $266 million). Infrastructure Special LP may elect to reinvest any of the incentive distributions from its Special General Partner Units in additional Redeemable Partnership Units.
In November 2025, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,062,017 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2025 and will terminate on December 1, 2026, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. Please refer to Item 16.E “Purchases of equity securities by the issuer and affiliated purchaser” for details of repurchases completed during the year. During the year ended December 31, 2025, Brookfield Infrastructure repurchased less than 2 million units for $58 million (2024: nil, 2023: repurchased less than 1 million units for $25 million). Subsequent to year-end, Brookfield Infrastructure repurchased an additional 2,402,546 units for $92 million as of March 12, 2026. The unit repurchases were funded using the proceeds from the issuance of BIPC exchangeable shares under the BIPC ATM.
Brookfield Infrastructure 167

In November 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million BIPC exchangeable shares directly from treasury (the “BIPC ATM”), of which approximately $243 million remains available for issuance as of March 12, 2026 until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, BIPC exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the BIPC exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes, such that the program is intended to be non-dilutive to Brookfield Infrastructure. During the year-ended December 31, 2025, BIPC issued 833,272 BIPC exchangeable shares under the BIPC ATM, and an equivalent number of units were repurchased by our partnership. The issuances were completed on the TSX and NYSE at average prices of C$63.78 and US$45.86, respectively, per BIPC exchangeable share, for aggregate gross proceeds of $38 million. Net proceeds from the issuance also rounded to $38 million, after deducting agent commission costs of $0.4 million.
Our partnership has established a distribution reinvestment plan (“Plan”), that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the relevant distribution date. During the year, our partnership issued approximately 0.3 million units (2024: 0.3 million units) for proceeds of $11 million (2024: $11 million).

On January 29, 2026, the partnership declared a quarterly distribution in the amount of $0.455 per unit, payable on March 31, 2026 to unitholders of record as at the close of business on February 27, 2026. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
The total number of partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2025	December 31, 2024
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	460,488,788	461,855,350
Total	653,189,375	654,555,937
During 2025 and 2024, our outstanding issued Redeemable Partnership Units (“RPUs”) changed as follows:

	2025		2024
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$2,628	190,299,956	$2,628	190,299,956
Outstanding at end of year	$2,628	190,299,956	$2,628	190,299,956
168 Brookfield Infrastructure

During 2025 and 2024, our outstanding issued Special General Partner Units changed as follows:

	2025		2024
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$19	2,400,631	$19	2,400,631
Outstanding at end of year	$19	2,400,631	$19	2,400,631
During 2025 and 2024, our outstanding issued Managing General Partner Units changed as follows:

	2025		2024
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$6,210	461,855,350	$6,196	461,343,972
Unit issuance	11	330,047	11	343,347
Units repurchased and cancelled(1)	(25)	(1,877,183)	—	—
Conversions	3	180,574	3	168,031
Outstanding at end of year	$6,199	460,488,788	$6,210	461,855,350
(1)Includes 833,272 units repurchased that were financed with the proceeds of the sales of BIPC exchangeable shares sold under the BIPC ATM.
During 2025 and 2024, our outstanding issued BIPC exchangeable shares and class A.2 exchangeable shares changed as follows:

	2025		2024
MILLIONS, EXCEPT SHARE INFORMATION	Book Value	Shares(1)	Book Value	Shares
Outstanding at beginning of year	$2,514	132,051,909	$2,512	131,872,066
Share issuance(2)	38	833,272	—	—
Conversions	2	109,775	2	179,843
Outstanding at end of year	$2,554	132,994,956	$2,514	132,051,909
(1)Includes 119,982,167 (December 31, 2024: 119,039,120) BIPC exchangeable shares and 13,012,789 (December 31, 2024: 13,012,789) class A.2 exchangeable shares.
(2)During the year-ended December 31, 2025, the company issued 833,272 BIPC exchangeable shares under the BIPC ATM.
During 2025 and 2024, our outstanding issued Exchangeable units changed as follows:

	2025		2024
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$388	5,738,152	$393	6,086,026
Conversions	(4)	(290,349)	(5)	(347,874)
Outstanding at end of year	$384	5,447,803	$388	5,738,152

During 2025 and 2024, our outstanding issued Perpetual Subordinated Notes changed as follows:

US$ MILLIONS	2025	2024
Outstanding at beginning of year	$293	$293
Outstanding at end of year	$293	$293
Brookfield Infrastructure 169

The total number of preferred partnership units in the Holding LP outstanding was comprised of the following:

	As of
	December 31, 2025	December 31, 2024
Holding LP Series 1 Preferred Units	—	4,989,265
Holding LP Series 3 Preferred Units	—	4,989,262
Holding LP Series 9 Preferred Units	7,986,595	7,986,595
Holding LP Series 11 Preferred Units	9,936,190	9,936,190
Holding LP Series 13 Preferred Units	8,000,000	8,000,000
Holding LP Series 14 Preferred Units	8,000,000	8,000,000
Total	33,922,785	43,901,312
During 2025 and 2024, our outstanding issued Preferred Units changed as follows:

	2025		2024
MILLIONS, EXCEPT UNIT INFORMATION	Book Value	Units	Book Value	Units
Outstanding at beginning of year	$918	43,901,312	$918	43,901,312
Units repurchased and cancelled	(189)	(9,978,527)	—	—
Outstanding at end of year	$729	33,922,785	$918	43,901,312
On June 30, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 1, for $90 million and recognized a gain on redemption of $6 million directly in equity.
On December 31, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 3, for $90 million and recognized a loss on redemption of $2 million directly in equity.
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D    TREND INFORMATION
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. In particular, we focus on acquisitions, consortiums and partnerships where Brookfield has sufficient influence or control to deploy our operations-oriented approach. Brookfield has a long-term track record sourcing and executing such transactions, which have contributed to cash flow expansion over time. In addition, we have a substantial and growing backlog of capital projects within our portfolio to be commissioned in the next two to three years that contributes to our organic growth. We believe our sectors and geographic focus areas have favorable outlooks, which is expected to drive higher cash flows organically and through acquisition. This belief is based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See page 7, “Forward-Looking Statements”.
We believe our global scale and best-in-class operating groups provide us with a competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest risk-adjusted returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher returning assets and businesses.
170 Brookfield Infrastructure

Three prominent macroeconomic themes have resulted in Brookfield Infrastructure effectively securing our annual investment target for 2024 and 2025. We believe these “mega trends” will drive significant capital deployment opportunities for Brookfield Infrastructure in the years to come.
•Digitalization - refers to investment opportunities derived from exponential increases in data consumption, as well as the proliferation and adoption of artificial intelligence (AI). Large-scale capital is required across the entire digital infrastructure ecosystem to enable the storage and processing of data, as well as the ubiquitous and reliable transmission of this data over wireline and wireless networks.
•Decarbonization - investment opportunities relating to the structural increase in energy demand that is being driven by multiple factors including electrification, industrial expansion, and the emergence of energy-intensive technologies such as AI. For Brookfield Infrastructure, this translates directly into investments in utilities, midstream assets, and residential energy infrastructure businesses that benefit from growing power demand or improve energy efficiency.
•Deglobalization - supports the reshoring of essential and strategic manufacturing processes. We further anticipate that global supply chains will continue to evolve, as manufacturers diversify their sourcing of inputs and as nations reprioritize energy security.
Our primary focus for new capital deployment during the upcoming year is to advance our pipeline of transactions that are well progressed. We also remain focused on the integration plans at our recently acquired businesses and executing on our organic capital project initiatives.
In terms of our funding strategy, in allocating every dollar of FFO, we typically invest about 15-20% to satisfy maintenance capex obligations, with another 15-20% going into smaller, recurring growth projects, and the remaining 60-70% being utilized for distributions to unitholders.
For new investments, our partnership’s size and scale, as well as the maturity profile of many of our assets, has evolved to a point where we should be able to significantly self-fund our growth. We have accomplished this by executing well on our asset rotation strategy, selling mature assets and using the proceeds to fund new investments, which is an integral component of our full cycle investment plan and is important to our business for the following reasons:
•Key value creation lever - most infrastructure assets reach a maturity point, where the pace of capital appreciation or same-store growth levels out. Capital appreciation is maximized in periods where there are operational improvements, increased capacity utilization and capital expansion. Absent these factors, we would generally consider these assets to have mature income streams. At this point we will look to sell them at attractive returns and redeploy the proceeds into new investments that will earn our 12-15%+ target returns.
•Alternative source of capital - we sometimes issue equity to fund growth, however capital markets are not always available and thus capital recycling is a core source of cost-efficient and non-dilutive funding.
•Institutes capital discipline - to us, it is imperative that businesses are sold to maximize proceeds, not when cash is needed, as selling under duress is suboptimal. While our approach may result in periods where we have substantial liquidity that results in a short-term drag on results, as long-term investors, we believe it is the best way to create value over the long run.
While the market environment for selling assets changes year to year based on a number of factors including macroeconomic policy and interest rates, we expect that high-quality, de-risked essential infrastructure, will have strong demand through market cycles. This should particularly be true for buyers that take a longer-term view and are less influenced by short-term economic conditions or sentiment.
Brookfield Infrastructure 171

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
(i)Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The significant estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, “Property, Plant and Equipment” in our financial statements included in this annual report on Form 20-F. Our partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2025 and 2024. Brookfield Infrastructure determines fair value under both the income and depreciated replacement cost methods, with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
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
172 Brookfield Infrastructure

Future accounting policies
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership has assessed these amendments and determined that they are not expected to have a material impact on the consolidated financial statements of the partnership.
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

Brookfield Infrastructure 173

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
The following table presents certain information concerning the current board of directors of our General Partner as of the date of this annual report on Form 20-F:

Name and Municipality of Residence(1)	Age	Position	Principal Occupation
Anne Schaumburg(3) Short Hills, New Jersey	76	Chair	Director
Jeffrey Blidner Toronto, Canada	78	Director	Vice Chair of BN
William Cox(2) Pembroke, Bermuda	63	Director	Business Executive
Roslyn Kelly(3) London, United Kingdom	53	Director	Investment Manager
Daniel Muñiz Quintanilla(3) Madrid, Spain	52	Director	Director
Suzanne Nimocks(2) Houston, Texas	67	Director	Director
Rajeev Vasudeva(2) New Delhi, India	66	Director	Senior Advisor of Egon Zehnder
Malcolm Cockwell Ontario, Canada	38	Director	Director

(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
(2)Member of the nominating and governance committee. William Cox is the chair of the nominating and governance committee.
(3)Member of the audit committee. Daniel Muñiz Quintanilla is the chair of the audit committee and is our audit committee financial expert.
Anne Schaumburg.   Anne has served as a director of our General Partner since November 3, 2008 and was appointed as Chair on February 7, 2020. Anne is also a director and Chair of the board of directors of BIPC, and a member of the Audit Committees of the General Partner and BIPC. Anne is also a director of BWS, and is Chair of its Compensation Committee and a member of its Audit Committee and Governance & Nominating Committee. She was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on NYSE. During her 18-year tenure at NRG Energy, Inc., Anne also served as Chair of the Audit Committee, Chair of the Finance Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.
174 Brookfield Infrastructure

Jeffrey Blidner. Jeffrey has served as a director of our General Partner since 2010. Jeffrey is Vice Chair and a director of BN and former Chief Executive Officer of Brookfield’s Private Funds Group. He is Chair of the general partner of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation and Chair of the general partner of Brookfield Property Partners L.P. He also serves as a director of the general partner of Brookfield Business Partners L.P., Brookfield Business Corporation and BIPC. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.
William Cox. William has served as a director of our General Partner since November 3, 2016. He also serves on the board of directors of BIPC, and is the Chair of the Nominating and Governance Committees of the General Partner and of BIPC. He is also a director of BWS and is chair of its Governance & Nominating Committee and a member of its Audit Committee and Compensation Committee. William is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. William graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.
Roslyn Kelly. Roslyn has served as a director of our General Partner since February 7, 2020. Roslyn also serves on the board of directors of BIPC, and is a member of the Audit Committees of the General Partner and BIPC. She manages the family office of Lance Uggla, the current CEO of IHS Markit. Roslyn has held various investment banking and portfolio management roles throughout her career with several large global financial institutions, and most recently was a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.
Daniel Muñiz Quintanilla. Daniel has served as a director of our General Partner since August 1, 2019. Daniel also serves on the board of directors of BIPC, and is the Chair of the Audit Committees of BIPC and the General Partner. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Suzanne Nimocks. Suzanne Nimocks has served as a director of our General Partner since August 2, 2022. Suzanne also serves on the board of directors of BIPC, and is a member of the Nominating and Governance Committees of BIPC and the General Partner. Suzanne serves as a member of the board of directors of RockPoint Gas Storage Inc., and is Lead Independent Director and Chair of the Finance Committee and Governance and Nomination Committee for Owens Corning, a global building and construction materials leader. She previously served as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, from 2010 to 2025, where she also acted as chair of the Human Resources and Compensation Committee and the Corporate Governance and Responsibility Committee and as a member of the Audit Committee. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.
Brookfield Infrastructure 175

Rajeev Vasudeva. Rajeev has served as a director of our General Partner since August 1, 2019. Rajeev also serves on the board of directors of BIPC, and is a member of the Nominating and Governance Committee of the General Partner. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and U.K., culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves on the board of Sofina, an investment holding company listed on the Brussels stock exchange, and the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.
Malcolm Cockwell. Malcolm has served as a director of our General Partner since January 30, 2025. Malcolm also serves on the board of directors of BIPC. Malcolm is the Chairman of Acadian Timber Corp., one of the largest timberland owners in Eastern Canada and the Northeastern U.S., as well as the Chairman and Managing Director of Haliburton Forest & Wild Life Reserve Ltd., one of the largest timberland owners and hardwood lumber producers in Ontario. He is a Registered Professional Forester, and holds a PhD in forestry from the University of Toronto. Malcolm also serves as Chair of Forests Canada and as a director of GreenGold Group AB, a Swedish timberland company with holdings across Europe.

Our Management
Our General Partner does not employ any of the individuals who carry out the management and activities of our business, other than employees of our operating subsidiaries. Instead, members of Brookfield’s senior management are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement. Brookfield currently has over 1,400 investment professionals and approximately 250,000 operating employees in over 50 countries around the world. Our partnership’s operating subsidiaries currently employ approximately 64,000 individuals globally. The following table presents certain information concerning the core senior management team that is principally responsible for our operations and their positions with the Service Providers as of the date of this annual report on Form 20-F:

Name	Age	Years of Experience in relevant industry or role	Years at Brookfield	Current Position with the Service Providers
Sam Pollock	59	36	31	Chief Executive Officer
David Krant	39	18	14	Chief Financial Officer
Ben Vaughan	54	28	25	Chief Operating Officer
176 Brookfield Infrastructure

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
Sam Pollock. Sam is a Managing Partner of BAM and Chief Executive Officer of the Service Providers. Sam is also a director of BN and has been a director of TWC Enterprises since 2008. Since 2006, Sam has led Brookfield’s expansion into the infrastructure sector and is responsible for the formulation and execution of the operating and investment strategy for Brookfield’s infrastructure business. Sam joined BN in 1994 and, prior to his current role, was broadly responsible for Brookfield’s investment initiatives acting as BN’s Chief Investment Officer. Sam is a Chartered Professional Accountant and holds a business degree from Queen’s University.
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
Brookfield Infrastructure 177

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
178 Brookfield Infrastructure

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
Brookfield Infrastructure 179

The table below sets forth the management fees for the years ended December 31, 2025, 2024 and 2023, respectively.

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Base management fee	$414	$393	$401
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
180 Brookfield Infrastructure

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
Brookfield Infrastructure 181

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
182 Brookfield Infrastructure

6.B    COMPENSATION
Compensation
The directors of our General Partner also serve as directors of BIPC. For the year ended December 31, 2025, our General Partner paid each of its directors (other than the chairperson) $150,000 per year for serving on its board of directors and various board committees. Each overlapping director received an annual retainer of $15,000 for their service on BIPC’s board and committees. Our General Partner during the year ended December 31, 2025 paid the chairperson of the board of directors an additional amount of $50,000, making the chairperson’s total remuneration for the 2025 fiscal year $215,000 (excluding fees paid for serving on any committee of the partnership or BIPC). Members of BIPC’s audit committee were paid an additional $10,000 by our General Partner during the year ended December 31, 2025 for serving in such position. Also, during the year ended December 31, 2025 an additional amount of $20,000 was paid to the chairperson of our partnership’s audit committee, making the audit committee chairperson’s total remuneration for the 2025 fiscal year $195,000 (including the fees paid for serving as a director on the board of our General Partner and of BIPC). In addition, effective January 1, 2024, the directors of our General Partner who regularly reside outside Bermuda and the east coast of North America will also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves as a director of BIPC, such director will receive this annual stipend from the General Partner of our partnership only. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield (other than BIPC) that holds the majority of its meetings in Bermuda, this annual stipend will be split evenly between our General Partner and the other Brookfield-managed entity. Directors who are not independent, including due to their employment or relationship with Brookfield, received no fees for their services on the board of our General Partner.
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
For information on costs associated with retirement benefit plans offered to certain employees and employees of our subsidiaries, see Note 33, “Retirement Benefit Plans” in our financial statements included in this annual report on Form 20-F.
Brookfield Infrastructure 183

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
184 Brookfield Infrastructure

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
Brookfield Infrastructure 185

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
186 Brookfield Infrastructure

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
Brookfield Infrastructure 187

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
188 Brookfield Infrastructure

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
6.D    EMPLOYEES
Our partnership does not employ any of the individuals who carry out the management and other non-operational activities of our partnership. The personnel that carry out these activities are employees of Brookfield, and their services are provided to our partnership or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our infrastructure business, see Item 6.A “Directors and Senior Management—Our Management.” Our operating subsidiaries currently employ approximately 64,000 individuals globally.
6.E    SHARE OWNERSHIP
Each of our directors and officers of our General Partner owns less than one percent of our units. See also the information contained in this annual report on Form 20-F under Item 7.B “Related Party Transactions—Distribution Reinvestment Plan.”
6.F DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
Brookfield Infrastructure 189

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
The following table presents information regarding the beneficial ownership of our units by each entity that we know beneficially owns more than 5% of our units as at December 31, 2025.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage(2)
BN(3),(4)	207,999,242	31.3%
Capital World Investors(5)	35,224,918	7.6%
Principal Global Investors LLC and its affiliate(6)	31,975,602	6.9%
Bank of Montreal and its affiliates(7)	29,425,429	6.4%
The Bank of Nova Scotia(8)	27,099,482	5.9%
Royal Bank of Canada(9)	24,422,990	5.3%

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
(2)The percentages shown are based on 460,488,788 units outstanding as of December 31, 2025 and in the case of BN, the percentage includes 3,287,267 units held by BWS, 1,399,230 units held by Brookfield and 203,312,745 additional units upon exchange of all of the Redeemable Partnership Units and class A.2 exchangeable shares beneficially owned by BN. Each class A.2 exchangeable share is exchangeable at the option of the holder for a unit or a BIPC exchangeable share under certain circumstances.
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
(4)The Brookfield Holders’ collective economic interest in our partnership is approximately 26.5% on a fully exchanged basis.
(5)Based on a Schedule 13G/A filed by Capital World Investors on February 9, 2024. The business address of Capital World Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(6)Based on a Schedule 13G/A filed by Principal Global Investors, LLC and Principal Funds, Inc. on November 6, 2025. The business address of Principal Global Investors is 801 Grand Avenue, Des Moines, IA 50392.
(7)Based on a Schedule 13G/A filed by Bank of Montreal on February 9, 2024. The business address of Bank of Montreal is 100 King Street West, 21st Floor, Toronto, Ontario, Canada M5X 1A1.
(8)Based on a Schedule 13G filed by The Bank of Nova Scotia on October 10, 2024. The business address of The Bank of Nova Scotia is 40 Temperance Street, Toronto, Ontario, M5H 0B4.
(9)Represents units over which the Royal Bank of Canada has direct or indirect investment discretion, as reported on a Schedule         13G filed with the SEC on February 12, 2025. The business address of the Royal Bank of Canada is 200 Bay Street, Toronto, Ontario, Canada, M5J QJ5.
Our major unitholders have the same voting rights as all other holders of our units.
190 Brookfield Infrastructure

Record Ownership
As of December 31, 2025, 2,344,449 of our outstanding units were held by 358 holders of record in the United States, not including The Depository Trust Company (“DTC”). As of December 31, 2025, DTC was the holder of record of 127,959,531 units.
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
Brookfield Infrastructure 191

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
192 Brookfield Infrastructure

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
Brookfield Infrastructure 193

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
194 Brookfield Infrastructure

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
Brookfield Infrastructure 195

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
196 Brookfield Infrastructure

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
Brookfield Infrastructure 197

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
198 Brookfield Infrastructure

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
Brookfield Infrastructure 199

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
200 Brookfield Infrastructure

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
Brookfield Infrastructure 201

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
202 Brookfield Infrastructure

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
Brookfield Infrastructure 203

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
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Infrastructure (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being
204 Brookfield Infrastructure

shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
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
Brookfield Infrastructure 205

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
206 Brookfield Infrastructure

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
Brookfield Infrastructure 207

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
208 Brookfield Infrastructure

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
Brookfield Infrastructure 209

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

210 Brookfield Infrastructure

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
Brookfield Infrastructure 211

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
212 Brookfield Infrastructure

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
Brookfield Infrastructure 213

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
214 Brookfield Infrastructure

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
From time to time, Brookfield and/or Brookfield Infrastructure (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to Brookfield Infrastructure (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. Brookfield’s and/or Brookfield Infrastructure’s (or a Brookfield Account in which we invest) backstopped portion will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, Brookfield Infrastructure (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and Brookfield Infrastructure (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount Brookfield Infrastructure (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by Brookfield Infrastructure (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of Brookfield Infrastructure (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment therein, and Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent Brookfield Infrastructure (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, Brookfield Infrastructure’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had Brookfield Infrastructure (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.

Brookfield Infrastructure 215

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
216 Brookfield Infrastructure

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
Brookfield Infrastructure 217

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
218 Brookfield Infrastructure

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
Brookfield Infrastructure 219

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
220 Brookfield Infrastructure

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
Brookfield Infrastructure 221

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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Infrastructure and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Infrastructure and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Infrastructure or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities (for example, by utilizing data to train artificial intelligence models owned by Brookfield Accounts (including Brookfield proprietary accounts). From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Infrastructure or a Brookfield
222 Brookfield Infrastructure

Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Infrastructure or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Infrastructure or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
Brookfield Infrastructure 223

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
224 Brookfield Infrastructure

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
Brookfield Infrastructure 225

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
226 Brookfield Infrastructure

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
Brookfield Infrastructure 227

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
Additionally, there may be instances where Brookfield Infrastructure (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Infrastructure or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact Brookfield Infrastructure’s (or of a Brookfield Account in which we invest) investment opportunities. In cases where Brookfield Infrastructure (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Infrastructure (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to our unitholders or our partnership’s General Partner’s board of directors in these situations.
228 Brookfield Infrastructure

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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time, Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Infrastructure (or a Brookfield Account in which we invest); (d) invest in different levels of an issuer’s capital structure and/or (e) own (y) equity positions of assets that have been pledged as collateral or otherwise provide security for notes owned by Brookfield or another Brookfield Account or (z) structure products (including mortgage-backed securities) in which one or more Brookfield Accounts invest. Notwithstanding the foregoing, Brookfield Infrastructure (or a Brookfield Account in which we invest) may have an option or other right to engage in a particular transaction or develop a certain piece of property. Brookfield Infrastructure (or the Brookfield Account in which we invest) may allow another Brookfield Account, a portfolio company of another Brookfield Account or a third party to exercise such option or other right where Brookfield determines that doing so is desirable for Brookfield Infrastructure (or the Brookfield Account in which we invest). Any such decision for another party to move forward on this basis may not involve the purchase or sale of a security and may not require notice to or approval of the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Similarly, Brookfield Infrastructure (or a Brookfield Account in which we invest) may make an investment with respect to which another Brookfield Account had an option or other right and in that situation, subject to the terms of the governing documents
Brookfield Infrastructure 229

of the applicable Brookfield Accounts, there may be no notice to, or consent of, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. In addition, Brookfield could recommend that Brookfield Infrastructure (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Infrastructure (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Infrastructure (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Credit & Insurance Solutions Accounts, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of Brookfield Infrastructure (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Infrastructure (or a Brookfield Account in which we invest). Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Infrastructure (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, Brookfield Infrastructure (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to Brookfield Infrastructure (or a Brookfield Account in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and Brookfield Infrastructure (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Infrastructure (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Infrastructure (or a Brookfield Account in which we invest) is out of available commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Infrastructure (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
230 Brookfield Infrastructure

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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets between them in accordance with their relevant investment mandates. In addition, as noted above, certain investments by our group (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, Brookfield Infrastructure (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Infrastructure (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account
Brookfield Infrastructure 231

relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among Brookfield Infrastructure (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Infrastructure (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Infrastructure (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
232 Brookfield Infrastructure

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
Brookfield Infrastructure 233

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
234 Brookfield Infrastructure

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
Brookfield Infrastructure 235

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
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.
236 Brookfield Infrastructure

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
Brookfield Infrastructure 237

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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that include insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions Ltd., formerly known as Brookfield Reinsurance Partners (“BWS”, and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”)). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), (d) transact with Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which Brookfield Infrastructure is invested)).
BWS is a paired entity to BN. BWS’ exchangeable shares are exchangeable into shares of BN on a one-for-one basis, and holders of BWS exchangeable shares are entitled to receive dividends equal to those received by holders of BN Class A Shares. BN is entitled to the residual economic interest in BWS through its ownership of all of the issued and outstanding class C shares of BWS.
238 Brookfield Infrastructure

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
Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Infrastructure (or Brookfield Accounts in which we are invested), including in respect of certain tax benefits. Any purchase or sale of certain tax benefits by Brookfield Infrastructure (or a Brookfield Account in which we are invested) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of investors, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
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
Brookfield Infrastructure 239

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
240 Brookfield Infrastructure

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
Brookfield Infrastructure 241

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
242 Brookfield Infrastructure

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
Brookfield Infrastructure 243

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
244 Brookfield Infrastructure

•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Infrastructure or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Infrastructure or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of our General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Accounts are expected to transact with other Brookfield Accounts (including Brookfield Infrastructure (and Brookfield Accounts in which we invest)), including in respect of certain tax benefits. Any purchase or sale of certain tax benefits by Brookfield Infrastructure (or Brookfield Accounts in which we invest) to a Brookfield Account or any other Brookfield Account will not require the approval of our General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Tax credit sales are generally entered into by the Brookfield Account purchasing the tax credits to offset taxable gains incurred in connection with an asset sale. However, the tax credits will typically benefit a specific subset of investors who can avail themselves of the corresponding tax offset based on such investors’ tax status. As such, the cost of such transactions will generally only be borne by the investors that benefit from them.
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
Brookfield Infrastructure 245

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
246 Brookfield Infrastructure

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
Brookfield Infrastructure 247

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
248 Brookfield Infrastructure

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Infrastructure and the Brookfield Accounts in which we invest (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and the Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and the Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Infrastructure (and the Brookfield Accounts in which we invest), but which are not made available to Brookfield Infrastructure (and the Brookfield Accounts in which we invest). Brookfield Infrastructure (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of Brookfield Infrastructure’s (and the Brookfield Accounts’ in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Infrastructure (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and Brookfield Infrastructure (and the Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.
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
Brookfield Infrastructure 249

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
250 Brookfield Infrastructure

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
Brookfield Infrastructure 251

Portfolio companies in which Brookfield Infrastructure (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by Brookfield Infrastructure (and the Brookfield Accounts in which we invest). An AIFM may provide such services at different rates than those charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreement and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to Brookfield Infrastructure (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to Brookfield Infrastructure (and the Brookfield Accounts in which we invest).
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
252 Brookfield Infrastructure

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

Brookfield Infrastructure 253

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
In addition, from time to time, Brookfield Infrastructure may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Infrastructure on the terms described below or otherwise approved by the independent directors of our General Partner. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Infrastructure under our commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2025, our net deposit from such Depositing Parties was approximately $66 million and Brookfield Infrastructure incurred interest expenses relating to such arrangements of approximately $2 million for the year ended December 31, 2025. Brookfield Infrastructure must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
254 Brookfield Infrastructure

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

Brookfield Infrastructure 255

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

256 Brookfield Infrastructure

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
Brookfield Infrastructure 257

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
258 Brookfield Infrastructure

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
Brookfield Infrastructure 259

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
260 Brookfield Infrastructure

Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Infrastructure or Brookfield Accounts in which we invest, such as fund support and related services such as legal, tax, financial operations and accounting related services that are provided to Brookfield Accounts in which we invest and their investments from the date of formation and through the life of the applicable Brookfield Account. Brookfield believes that providing these support services to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) internally is value enhancing to the operations and/or management of investments, potential investments, Brookfield Infrastructure, the Brookfield Accounts in which we invest, our General Partner, the AIFM, Brookfield Infrastructure’s subsidiaries (and the subsidiaries of Brookfield Accounts in which we invest) and/or their respective affiliates, and these services otherwise would be provided by third parties engaged to provide the services. Accordingly, these services are considered Affiliate Services and will be provided to Brookfield Infrastructure (and Brookfield Accounts in which we invest) and its investments in addition to the services outlined on the Rate Schedule. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these types of support services given the extensive and specialized nature of the services (which may contrast with amounts charged for similar services (to the extent available) by other third parties. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and its investments, Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Infrastructure (and the Brookfield Accounts in which we invest) and its portfolio companies.
Amounts charged to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or investments for all Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Infrastructure (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Infrastructure (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
Brookfield Infrastructure 261

To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Infrastructure (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Infrastructure) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule or for any support services that are not included on the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). Additionally, pass-through or other costs may be charged for support services in advance based on estimated budgets (including estimates regarding costs, expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time frames) and, to the extent determined by Brookfield to be required or warranted, will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Service Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Service Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule. In addition to overseeing or supervising third-party service providers, Brookfield may provide certain ancillary services connected to the third-party service provider’s engagement (including, but not limited to, financial reporting and business planning). To the extent such ancillary services are not covered by the Rate Schedule, they will generally be provided at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.

262 Brookfield Infrastructure

If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants, including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Infrastructure (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service. In addition, to the extent that an Affiliate Service charged at the Affiliate Service Rate is programmatic rather than a one-off engagement (and thus expected to be entered into repeatedly over the course of a number of years), Brookfield will refresh its analysis of the Affiliate Service Rate utilizing the foregoing factors at a frequency determined by how often rates change in the relevant market.
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
Brookfield Infrastructure 263

At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. Additionally, if Brookfield determines the current market rate for a service at the time of the engagement of an Affiliate Service provider, and subsequently engages an Affiliate Service provider for the same or similar services at a future date, Brookfield may benchmark against the market rate determined at the original time of engagement rather than the market rate at each subsequent engagement of such Affiliate Service provider. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Infrastructure (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
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
264 Brookfield Infrastructure

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
Brookfield Infrastructure 265

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
266 Brookfield Infrastructure

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
Brookfield Infrastructure 267

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
268 Brookfield Infrastructure

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

The list of operating expenses included in Brookfield Infrastructure’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Infrastructure (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to Brookfield Infrastructure (or a Brookfield Account in which we invest) (or among Brookfield Infrastructure (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which Brookfield Infrastructure invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance (including in relation to the initial onboarding and admission of investors), tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.

•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including
Brookfield Infrastructure 269

Brookfield Infrastructure and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Infrastructure and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Infrastructure, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Infrastructure, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Infrastructure, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Infrastructure, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Infrastructure or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Resolution of Conflicts Generally” below.
270 Brookfield Infrastructure

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
Brookfield Infrastructure 271

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
272 Brookfield Infrastructure

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
Brookfield Infrastructure 273

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
274 Brookfield Infrastructure

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
Brookfield Infrastructure 275

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
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that Brookfield Infrastructure’s and the Brookfield Accounts in which we invest access to Brookfield’s broader asset management platform enhances Brookfield Infrastructure’s, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our (and their) operations and will provide benefits to Brookfield Infrastructure, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but for their respective affiliations with Brookfield.
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
276 Brookfield Infrastructure

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
Brookfield Infrastructure 277

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
278 Brookfield Infrastructure

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
Brookfield Infrastructure 279

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
280 Brookfield Infrastructure

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
Brookfield Infrastructure 281

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
282 Brookfield Infrastructure

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
Brookfield Infrastructure 283

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

284 Brookfield Infrastructure

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

Brookfield Infrastructure 285

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

Brookfield may, from time to time, obtain appraisals of investments from third party valuators. Such appraisals are intended as checks on Brookfield’s internal valuation process and are not determinative of the carrying value of the investment, which is ultimately determined by Brookfield given it possesses insider knowledge of the investments and thus has the most informed view of their value. Brookfield generally uses normalized market conditions to analyze value during times of macroeconomic distress (or when there is limited market activity for sale of certain types of assets). In valuing investments, Brookfield utilizes, among other things, an investment’s capitalization rate, discount rate, and discounted cash flow (“DCF”) projections. DCF projections are often aggressive because there is relocation among tenants to the type of high-quality assets that Brookfield manages.

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

286 Brookfield Infrastructure

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

The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Infrastructure and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from Brookfield Infrastructure and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for units in Brookfield Infrastructure or interests in the Brookfield Accounts in which we invest, and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which Brookfield Infrastructure will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
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
Brookfield Infrastructure 287

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
288 Brookfield Infrastructure

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
Brookfield Infrastructure 289

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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. Furthermore, Brookfield Infrastructure (or a Brookfield Account in which we invest) or its subsidiaries may purchase tax credits, including from another Brookfield Account or a portfolio company of another Brookfield Account. The cost of any such tax credits will be treated for purposes of the governing documents of Brookfield Infrastructure (and the Brookfield Account in which we invest) in the same manner as a payment of taxes and may be deemed to be a distribution to the applicable investors of such amounts for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Infrastructure generally (or to Brookfield Infrastructure in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations. Conflicts may also arise if investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest).
290 Brookfield Infrastructure

In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. For example, for legal, tax or regulatory reasons, Brookfield may require certain investors to participate in a particular investment directly or indirectly through a blocker or a holding vehicle that is treated as opaque for non-U.S., U.S. federal, state and/or local income tax purposes while other investors participate in such investment, directly or indirectly, without such entity. Investors holding an investment indirectly through such entity may bear economically their pro rata shares of any taxes paid by any such entity (including any CAMT), and distributions to such investors in respect of such investment may be net of such taxes. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Infrastructure or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Infrastructure’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Infrastructure or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Infrastructure or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Infrastructure or the relevant Brookfield Account or portfolio company for the contributions. For the avoidance of doubt, the Brookfield Accounts will not directly make any political contributions.

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
Brookfield Infrastructure 291

•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, BN transferred its approximate 73% interest in the Asset Management Company to BAM in exchange for newly issued class A limited voting shares of BAM on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by BAM. The Brookfield Holders collectively own approximately 73% of the class A limited voting shares of BAM. BN is listed on the NYSE and TSX under the ticker “BN” and BAM is listed on both stock exchanges under the ticker “BAM”.
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
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Infrastructure and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by BN who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at BN. In addition, while the Transaction was not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Infrastructure and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of BAM.
292 Brookfield Infrastructure

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

•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Infrastructure and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Infrastructure and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. For example, Brookfield could be incentivized to continue to hold investments that have poor prospects for improvement in order for Brookfield to receive more likely or greater performance-based compensation if such investment’s value appreciates in the future. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Infrastructure (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
Brookfield Infrastructure 293

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
294 Brookfield Infrastructure

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
Brookfield Infrastructure 295

implications on their investment in Brookfield Infrastructure (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.

In certain circumstances, these transactions are likely to be related party transactions for the purposes of and subject to certain requirements of Canadian Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our partnership has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our partnership’s market capitalization if the outstanding Redeemable Partnership Units, BIPC exchangeable shares and class A.2 exchangeable shares are included in the calculation of our partnership’s market capitalization. As a result, the 25% threshold above which the minority approval and valuation requirements would apply is increased to include, as of March 12, 2026, the approximately 24.2% indirect interest in our partnership in the form of Redeemable Partnership Units held by Brookfield, the approximately 15.6% indirect interest in our partnership in the form of BIPC exchangeable shares held by the public, and approximately 1.7% indirect interest in our partnership in the form of class A.2 exchangeable shares of BIHC held by Brookfield.
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
296 Brookfield Infrastructure

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
Other Related Party Transactions
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with BN to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. BN has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest thereon at a rate per annum equal to the secured overnight financing rate published by the Federal Reserve Bank of New York (“SOFR”) plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2025, there were no (2024: $nil) borrowings outstanding.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with Brookfield Wealth Solutions for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statements of Financial Position. Interest on each loan was $33 million for the year ended December 31, 2025 (December 31, 2024: $34 million).
From time to time, each of Brookfield and Brookfield Infrastructure may place funds on deposit with the other, on terms approved by the independent directors of our General Partner. Interest earned or incurred on such deposits is at market terms. As at December 31, 2025, our net deposit from Brookfield was $nil (December 31, 2024: net deposit with Brookfield was $180 million) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2025 (2024: $nil, 2023: $nil).
As at December 31, 2025, Brookfield Infrastructure had approximately $306 million of borrowings outstanding to subsidiaries and associates of Brookfield (December 31, 2024: $130 million) and approximately $62 million of net payables to subsidiaries of Brookfield (December 31, 2024: $140 million).
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
Brookfield Infrastructure 297

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
298 Brookfield Infrastructure

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
BIPC ATM
BIPC entered into an equity distribution agreement dated November 19, 2025 by and among BIPC, the partnership, RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc. pursuant to which BIPC may issue up to $400 million of BIPC exchangeable shares by way of the BIPC ATM. As of March 12, 2026, BIPC has issued 3,235,818 BIPC exchangeable shares, and approximately $243 million remains available for issuance until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, BIPC exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the BIPC exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes, such that the program is intended to be non-dilutive to Brookfield Infrastructure.
Brookfield Infrastructure 299

Credit Facilities
Brookfield Infrastructure has entered into two credit agreements with a subsidiary of BIHC, one as borrower and one as lender, each providing for a ten-year revolving $1 billion credit facility to facilitate the movement of cash within our group. One credit facility permits Brookfield Infrastructure to borrow up to $1 billion from BIHC and the other constitutes an operating credit facility that permits BIHC to borrow up to $1 billion from Brookfield Infrastructure. Such credit agreements terminate on March 31, 2030. As of the date hereof, no amounts have been drawn under these credit facilities. In addition, each such credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
300 Brookfield Infrastructure

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
Brookfield Infrastructure 301

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
ITEM 9.    THE OFFER AND LISTING
9.A    OFFER AND LISTING DETAILS
Our units are listed on the NYSE under the symbol “BIP” and on the TSX under the symbol “BIP.UN”. Our Series 9 Preferred Units and Series 11 Preferred Units are listed on the TSX under the symbols “BIP.PR.E” and “BIP.PR.F”, respectively. Our Series 13 Preferred Units and Series 14 Preferred Units are listed on the NYSE under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively.
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A “Offer and Listing Details”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
302 Brookfield Infrastructure

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
Brookfield Infrastructure 303

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
304 Brookfield Infrastructure

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

Brookfield Infrastructure 305

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

The Series 9 Preferred Units are redeemable by our partnership on March 31 in every fifth year after March 31, 2023 for C$25.00 per Series 9 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on March 31, 2028 and on March 31 every five years thereafter. The Series 11 Preferred Units are redeemable by our partnership on December 31 in every fifth year after December 31, 2023 for C$25.00 per Series 11 Preferred Unit, together with all accrued and unpaid distributions. Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on December 31, 2028 and on December 31 every five years thereafter. Subject to certain early redemption provisions, the Series 13 Preferred Units are redeemable by our partnership any time on or after October 15, 2025 for $25.00 per Series 13 Preferred Unit, together with all accrued and unpaid distributions. Subject to certain early redemption provisions, the Series 14 Preferred Units are redeemable by our partnership any time on or after February 16, 2026 for $25.00 per Series 14 Preferred Unit, together with all accrued and unpaid distributions. The Series 15 Preferred Units are issuable upon the automatic exchange of the 5.000% subordinated notes due 2081 (the “2081 Notes”) issued by Alberta Finco in May 2021. Subject to early redemption provisions, the Series 15 Preferred Units are redeemable by our partnership any time on or after May 24, 2026 for $25.00 per Series 15 Preferred Unit, together with all accrued and unpaid distributions. The Series 16 Preferred Units are issuable upon the automatic exchange of the 7.250% subordinated notes issued by Alberta Finco in May and June 2024 (the “2084 Notes”). Subject to early redemption provisions, the Series 16 Preferred Units are redeemable by our partnership any time on or after May 31, 2029 for $25.00 per Series 16 Preferred Unit, together with all accrued and unpaid distributions. The Series 17 Preferred Units are issuable upon the automatic exchange of the fixed-to-fixed reset rate subordinated notes issued by Alberta
306 Brookfield Infrastructure

Finco in November 2024 (the “March 2055 Notes”). Subject to early redemption provisions, the Series 17 Preferred Units are redeemable by our partnership at any time from December 15, 2029 to and including March 15, 2030 and on March 15 and September 15 in each year thereafter, for $1,000.00 per Series 17 Preferred Unit , together with all accrued and unpaid distributions. The Series 18 Preferred Units are issuable upon the automatic exchange of the fixed-to-fixed reset rate subordinated notes issued by Alberta Finco in May 2025 (the “September 2055 Notes”). Subject to early redemption provisions, the Series 18 Preferred Units are redeemable by our partnership at any time from June 3, 2030 to and including September 1, 2030 and on March 1 and September 1 in each year thereafter, for $1,000.00 per Series 18 Preferred Unit, together with all accrued and unpaid distributions.
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
Brookfield Infrastructure 307

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
Holders of the Series 9 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.642% annually for the period ending March 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%. Holders of the Series 11 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 6.446% annually for the period ending December 31, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 2.92%, and (ii) 5.10%. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 2.92%. Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.125% annually. Holders of the Series 14 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.0% annually. Holders of the Series 15 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2081 Notes (had such 2081 Notes remained outstanding). Holders of the Series 16 Preferred Units will be entitled to receive cumulative quarterly distributions at the same rate as would have accrued on the 2084 Notes (had such 2084 Notes remained outstanding). Holders of the Series 17 Preferred Units will be entitled to receive cumulative preferential cash distributions, if, as and when declared by the board, subject to applicable law at the same rate as would have accrued on the March 2055 Notes (had the March 2055 Notes remained outstanding). Holders of the Series 18 Preferred Units will be entitled to receive cumulative preferential cash distributions, if, as and when declared by the board, subject to applicable law at the same rate as would have accrued on the September 2055 Notes (had the September 2055 Notes remained outstanding).
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
308 Brookfield Infrastructure

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
Brookfield Infrastructure 309

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
310 Brookfield Infrastructure

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
Brookfield Infrastructure 311

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
312 Brookfield Infrastructure

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
Brookfield Infrastructure 313

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
314 Brookfield Infrastructure

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
Brookfield Infrastructure 315

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
316 Brookfield Infrastructure

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
Brookfield Infrastructure 317

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
318 Brookfield Infrastructure

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
Brookfield Infrastructure 319

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
320 Brookfield Infrastructure

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
Brookfield Infrastructure 321

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
322 Brookfield Infrastructure

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
The Brookfield Holders’ collective economic interest in our partnership would be approximately 30.0% assuming the exchange of the Redeemable Partnership Units (including the issued and outstanding units that the Brookfield Holders currently also own). Brookfield’s total percentage interest in our partnership would be increased if it participates in the Holding LP’s distribution reinvestment plan.
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
Brookfield Infrastructure 323

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

		Quarterly		Annually
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.4300		$1.7200
First distribution threshold		$0.1218		$0.4872
Total units of Holding LP	792
Total first distribution			$96		$384
Distribution in excess of first distribution threshold		$0.0102		$0.0408
Total units of Holding LP	792
Second distribution to partners			$8		$32
15% incentive distribution to the holder of Special General Partner Units			1		4
Total second distribution			$9		$36
Distribution in excess of second distribution threshold		$0.2980		$1.1920
Total units Holding LP	792
Third distribution to partners			$236		$944
25% incentive distribution to the holder of Special General Partner Units			79		316
Total third distribution			$315		$1,260
Total distributions to partners (including incentive distributions)			$420		$1,680
Total incentive distributions to the holder of Special General Partner Units			$80		$320
The table below sets forth the incentive distributions for the years ended December 31, 2025, 2024 and 2023 paid to Infrastructure Special LP.

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Incentive Distributions	$320	$295	$266
324 Brookfield Infrastructure

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
Brookfield Infrastructure 325

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
326 Brookfield Infrastructure

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
Brookfield Infrastructure 327

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
328 Brookfield Infrastructure

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
Brookfield Infrastructure 329

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
330 Brookfield Infrastructure

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
Brookfield Infrastructure 331

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
332 Brookfield Infrastructure

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
Brookfield Infrastructure 333

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

334 Brookfield Infrastructure

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
Brookfield Infrastructure 335

As of March 12, 2026, there were approximately 122.4 million BIPC exchangeable shares and 31,909 class B shares outstanding. Additionally, there were approximately 13.0 million class A.2 exchangeable shares outstanding. The BIPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BIPC”.
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
6.Indenture dated as of October 10, 2012 by and among Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
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
336 Brookfield Infrastructure

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
14.Ninth Supplemental Indenture dated April 25, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
15.Guarantee dated April 25, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
16.Tenth Supplemental Indenture dated April 25, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
17.Guarantee dated April 25, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
18.Eleventh Supplemental Indenture dated November 14, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
Brookfield Infrastructure 337

19.Guarantee dated November 14, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
20.Twelfth Supplemental Indenture dated November 14, 2022 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
21.Guarantee dated November 14, 2022 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
22.Thirteenth Supplemental Indenture dated July 27, 2023 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
23.Guarantee dated July 27, 2023 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
24.Fourteenth Supplemental Indenture dated July 27, 2023 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
25.Guarantee dated July 27, 2023 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
26.Fifteenth Supplemental Indenture dated September 24, 2025 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
27.Guarantee dated September 24, 2025 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21,“Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
28.Sixteenth Supplemental Indenture dated September 24, 2025 between Alberta Finco, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, described in
338 Brookfield Infrastructure

Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
29.Guarantee dated September 24, 2025 by our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure LLC in favor of Computershare Trust Company of Canada, described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
30.Support Agreement, dated October 15, 2018, as amended from time to time, between our partnership and Exchange LP described under Item 10.B “Memorandum and Articles of Association — Description of Our Units, Preferred Units and Our Limited Partnership Agreement — Exchange LP Units and the Support Agreement”;
31.Indenture dated May 24, 2021 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
32.First Supplemental Indenture dated May 24, 2021 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
33.Second Supplemental Indenture dated May 31, 2024 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
34.Third Supplemental Indenture dated November 29, 2024 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Alberta Finco”;
35.Fourth Supplemental Indenture dated May 16, 2025 between Alberta Finco, our partnership, the Holding LP, Bermuda Holdco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described in Note 21, “Subsidiary Public Issuers” in our financial statements included in this annual report on Form 20-F;
36.Support Agreement, dated August 20, 2021, as amended from time to time, between BIHC, our partnership, BIPC Exchange LP, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc. described under Item 10.B “Memorandum and Articles of Association - Description of Our Units, Preferred Units and Our Limited Partnership Agreement - BIPC Exchangeable LP Units and the Support and Exchange Agreement”;
37.Indenture dated January 21, 2022 between Bermuda Holdco, our partnership, the Holding LP, Alberta Finco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented from time to time, described under Item
Brookfield Infrastructure 339

5.B “Liquidity and Capital Resources — Supplemental Financial Information — Bermuda Holdco”;
38.First Supplemental Indenture dated January 21, 2022 between Bermuda Holdco, our partnership, the Holding LP, Alberta Finco, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company, N.A., described under Item 5.B “Liquidity and Capital Resources—Supplemental Financial Information—Bermuda Holdco”;
39.Pairing Agreement, dated December 24, 2024, among BIPC, BIHC and our partnership described under Item 7.B “Related Party Transactions—Relationship with BIPC and BIHC —BIPC Pairing Agreement”; and
40.Equity Distribution Agreement dated November 19, 2025, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc. described under Item 5.B “Partnership Capital”.
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
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
This summary discusses certain material United States federal income tax considerations to unitholders relating to the receipt, holding, and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (“Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for any alternative minimum tax, and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of our preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.
340 Brookfield Infrastructure

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
Brookfield Infrastructure 341

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
342 Brookfield Infrastructure

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
Brookfield Infrastructure 343

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
Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our partnership’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our partnership’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our partnership’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our partnership, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our partnership’s income and gain and decrease by cash distributions you receive from our partnership and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
344 Brookfield Infrastructure

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
Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Our partnership’s operating expenses, including our partnership’s allocable share of the base management fee or any other management fees, may be treated as investment expenses rather than trade or business expenses, in which case a non-corporate U.S. Holder’s allocable share of such expenses will be “miscellaneous itemized deductions” for U.S. federal income tax purposes. Individuals Under current law, the allowance for miscellaneous itemized deductions to individuals and certain estates and trusts is suspended indefinitely.
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
Brookfield Infrastructure 345

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
Deduction for Qualified Business Income
Under current law, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of our partnership’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
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
346 Brookfield Infrastructure

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
Brookfield Infrastructure 347

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
Based on our organizational structure, as well as our expected income and assets, our General Partner currently believes that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our units during the taxable year ending December 31, 2026. However, our General Partner believes that some of our corporate subsidiaries may have been PFICs in prior taxable years. Moreover, there can be no assurance that a future entity in which our partnership acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. We may also decide to hold an existing or future operating entity through a Holding Entity that would be a PFIC in order to ensure that our partnership satisfies the Qualifying Income Exception, among other reasons. See “—Investment Structure” below. Accordingly, there can be no assurance that a current or future investment will not qualify as a PFIC.
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

348 Brookfield Infrastructure

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
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. You should consult your own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements, and the advisability of making a QEF Election or, if applicable, a Mark-to-Market Election, with respect to any PFIC in which you are treated as owning an interest through our partnership.
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
Brookfield Infrastructure 349

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
350 Brookfield Infrastructure

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
Brookfield Infrastructure 351

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
352 Brookfield Infrastructure

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
Brookfield Infrastructure 353

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
354 Brookfield Infrastructure

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
Brookfield Infrastructure 355

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
356 Brookfield Infrastructure

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
Brookfield Infrastructure 357

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
358 Brookfield Infrastructure

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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in our partnership; (vi) if any affiliate of our partnership is, or becomes as part of a series of transactions that includes the acquisition of our units, a “foreign affiliate” (for purposes of the Tax Act, including sections 93.1 and 212.3 of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act), in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.
Brookfield Infrastructure 359

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
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect Holders. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors—Risks Related to Taxation—Canada”.
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
360 Brookfield Infrastructure

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
Brookfield Infrastructure 361

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
362 Brookfield Infrastructure

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
In computing the income (or loss) of our partnership, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our partnership for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our partnership may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our partnership to issue units. The portion of such issue expenses deductible by our partnership in a taxation year is 20% of such issue expenses, pro-rated where our partnership’s taxation year is less than 365 days. Certain interest deductibility limitation rules contained in the Tax Act (the “EIFEL Rules”) would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of our partnership will be attributed to Canadian Holders that are corporations or trusts to the extent of their interest in our partnership. Where a Canadian Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of our partnership), the Canadian Holder will be required to include an amount in income in respect of its share of our partnership’s interest and financing expenses (effectively reversing the Canadian Holder’s allocable share of the deduction by our partnership in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Canadian Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. In addition, the EIFEL Rules generally do not apply in respect of borrowings made in the context of certain Canadian public-private partnership infrastructure projects where certain conditions are met. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Canadian Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.
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
Brookfield Infrastructure 363

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
364 Brookfield Infrastructure

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
Brookfield Infrastructure 365

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
366 Brookfield Infrastructure

Certain of the Non-Resident Subsidiaries in which the Holding LP directly invests are expected to be CFAs of the Holding LP. Dividends paid to the Holding LP by a CFA of the Holding LP will be included in computing the income of the Holding LP. To the extent that any CFA or Indirect CFA of the Holding LP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Holding LP under the rules in the Tax Act must be included in computing the income of the Holding LP for Canadian federal income tax purposes for the fiscal period of the Holding LP in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not the Holding LP actually receives a distribution of that FAPI. Our partnership will include its share of such FAPI of the Holding LP in computing its income for Canadian federal income tax purposes and Canadian Holders will be required to include their proportionate share of such FAPI allocated from our partnership in computing their income for Canadian federal income tax purposes. As a result, Canadian Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Holding LP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Holding LP of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Holding LP receives a dividend of this type of income that was previously included in the Holding LP’s income as FAPI, such dividend will effectively not be included in computing the income of the Holding LP and there will be a corresponding reduction in the adjusted cost base to the Holding LP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Holding LP (which is deemed for this purpose to include a Canadian Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Holding LP. For this purpose, a Canadian Holder is not considered to have a lesser direct or indirect share of the income of the Holding LP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Holding LP or in the manner of allocating the income of the Holding LP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Holding LP’s income in respect of a particular “foreign affiliate” of the Holding LP will be limited.
Disposition of Units
The disposition (or deemed disposition) by a Canadian Holder of a unit of any class or series will result in the realization of a capital gain (or capital loss) by such Canadian Holder in the amount, if any, by which the proceeds of disposition of such unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit.
Brookfield Infrastructure 367

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
368 Brookfield Infrastructure

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
A Canadian Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or is deemed to be, at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Canadian Holders are advised to consult their own tax advisors in this regard.
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
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” (as defined in subsection 207.01(1) of the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” on the date hereof for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as applicable: (i) deals at arm’s-length for the purposes of the Tax Act with our partnership; and (ii) does not have a “significant interest” for purposes of such prohibited investment rules in our partnership. Canadian Holders who hold our units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
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
Brookfield Infrastructure 369

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
370 Brookfield Infrastructure

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
BERMUDA TAX CONSIDERATIONS
The Corporate Income Tax Act 2023 (“Bermuda Tax Act”) came into operation in its entirety on January 1, 2025 along with corresponding changes to the Exempted Undertakings Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, the impact to our partnership and Holding LP due to the introduction of the new corporate income tax (“CIT”) has been and is expected to remain minimal.
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
Brookfield Infrastructure 371

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
Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit recovery rules under Section 16 of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. Our website is at https://bip.brookfield.com.
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
372 Brookfield Infrastructure

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.
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
Brookfield Infrastructure 373

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
Excluded from our evaluation were internal controls over financial reporting at Colonial Enterprises Inc, for which control was acquired on July 31, 2025 and Hotwire Communications, for which control was acquired on September 3, 2025. The financial statements of these entities constitute, in aggregate, 15% of total assets, 20% of partnership capital, 5% of revenues, and 5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025.
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
Attestation Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our partnership, as stated in their reports which are included herein.
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
374 Brookfield Infrastructure

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
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our General Partner has retained Deloitte LLP (PCAOB ID No. 1208), to act as our partnership’s Independent Registered Public Accounting Firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP:

	For the year ended December 31,
	2025(1)		2024(2)
FEES	USD (‘000)	%	USD (‘000)	%
Audit fees(3)	$16,375	57%	$13,986	53%
Audit-related fees(4)	12,434	43%	12,147	46%
Tax fees(5)	46	—%	176	1%
Total	$28,855	100%	$26,309	100%

(1)Fees in 2025 include $4.0 million of audit fees and $0.6 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(2)Fees in 2024 include $3.5 million of audit fees and $1.2 million of audit related fees in connection with Brookfield Infrastructure Corporation.
(3)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financial reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. These fees also include fees for the audit or review of financial statements for certain subsidiaries of ours (including BIPC).
(4)Audit-related fees relate primarily to services pertaining to the filing of our partnership’s base shelf prospectuses and other securities-related matters, that are traditionally performed by the external auditor. In addition, these include fees for services that generally only the independent auditor reasonably can provide, including services provided in connection with statutory and regulatory filings.
(5)Tax fees include professional fees related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
The audit committee of our General Partner pre-approves all audit and audit-related services provided to our partnership and the Holding LP by Deloitte LLP.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
Brookfield Infrastructure 375

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
In November 2025, we announced that the TSX accepted a notice filed by our partnership of its intention to renew its normal course issuer bid to repurchase units and Class A Preferred Units. A copy of the notice may be obtained free of charge by contacting our partnership. We believe that the renewed normal course issuer bid will provide the flexibility to use available funds to purchase our units or preferred units, as applicable, should they be trading in price ranges that do not fully reflect their value. Under the normal course issuer bid, the board of directors of our General Partner authorized our partnership to repurchase up to 5% of our units, representing approximately 23,062,017 of our issued and outstanding units. Under the normal course issuer bid, our partnership may purchase up to 101,883 units on the TSX during any trading day.
The board of directors of our General Partner also authorized our partnership to repurchase up to 498,926 Series 3 Preferred Units, 798,659 Series 9 Preferred Units and 993,619 Series 11 Preferred Units, representing approximately 10% of the public float of each series of Class A Preferred Units. Under the normal course issuer bid, our partnership may purchase up to 1,029 Series 3 Preferred Units, 1,049 Series 9 Preferred Units and 1,156 Series 11 Preferred Units on the TSX during any trading day. The price to be paid for our Class A Preferred Units under the normal course issuer bid will be the market price of the relevant series of Class A Preferred Units at the time of purchase. The actual number of any particular series of Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX.
Repurchases of units and Class A Preferred Units were authorized to commence under the renewed normal course issuer bid on December 2, 2025 and will terminate on December 1, 2026 or earlier should our partnership complete its repurchases prior to such date. The price to be paid for our units and Class A Preferred Units will be the market price at the time of purchase. The actual number of units and Class A Preferred Units to be purchased and the timing of such purchases will be determined by our partnership, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases may occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable U.S. federal securities laws, including Rule 10b-18 under the Exchange Act, as well as applicable Canadian securities laws. All of our units and Class A Preferred Units acquired by our partnership under the normal course issuer bid will be cancelled. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at +1 416 956 5129 or by email at bip.enquiries@brookfield.com.
376 Brookfield Infrastructure

In the year ended December 31, 2025, we repurchased 1.9 million units and did not repurchase any Class A Preferred Units under our normal course issuer bid. In the year ended December 31, 2025, BN did not purchase any units under our normal course issuer bid.

Issuer Purchases of LP units
Period	(a) Total Number of Units Purchased	(b) Average Price Paid per Unit (US$)	(c) Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Units That May Yet Be Purchased Under The Plans or Programs
December 2, 2024 to December 31, 2024	Nil	Nil	Nil	23,062,017
January 1, 2025 to January 31, 2025	Nil	Nil	Nil	23,062,017
February 1, 2025 to February 28, 2025	Nil	Nil	Nil	23,062,017
March 1, 2025 to March 31, 2025	Nil	Nil	Nil	23,062,017
April 1, 2025 to April 30, 2025	1,043,911	28.12	Nil	22,018,106
May 1, 2025 to May 31, 2025	Nil	Nil	Nil	22,018,106
June 1, 2025 to June 30, 2025	Nil	Nil	Nil	22,018,106
July 1, 2025 to July 31, 2025	Nil	Nil	Nil	22,018,106
August 1, 2025 to August 31, 2025	Nil	Nil	Nil	22,018,106
September 1, 2025 to September 30, 2025	Nil	Nil	Nil	22,018,106
October 1, 2025 to October 31, 2025	Nil	Nil	Nil	22,018,106
November 1, 2025 to December 1, 2025	78,825	35.61	78,825	21,939,281
December 2, 2025 to December 31, 2025	754,447	35.02	754,447	21,184,834
Total	1,877,183		833,272

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

Brookfield Infrastructure 377

ITEM 16K. CYBERSECURITY

Risk management and strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with the Enterprise Information Security Policy (“EISP”) established by BN.
We believe our cybersecurity program is reasonably designed to materially protect the confidentiality, integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We align our cybersecurity practices with the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework and other recognized industry standards. Our cybersecurity program is integrated with our business continuity and disaster recovery processes to support operational resilience in the event of a significant cybersecurity incident.
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
In 2025, we undertook the following initiatives: further enhanced our data protection capabilities; improved our detection and response capabilities through the use of AI and automation; continued mandatory cybersecurity education for all employees; and increased the sophistication of our phishing simulations. We evaluate cybersecurity risks associated with third-party service providers through due diligence processes that may include security questionnaires, contractual security requirements, and periodic reassessments of vendors with access to sensitive systems or information. When we engage third parties, we have policies and processes to govern their access and reduce the risks associated with their access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.
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
378 Brookfield Infrastructure

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
In addition, BN has established a Cybersecurity Committee, and composed of representatives from BN’s operating businesses, including our group. The Cybersecurity Committee meets quarterly to discuss cybersecurity risks, emerging technologies and associated risks, and security initiatives at Brookfield and its operating businesses.
The CISO has more than 20 years of experience in information security, cybersecurity risk management, and technology governance, and the remaining Cybersecurity Committee members have an average of approximately 8 years of cybersecurity experience.

Brookfield Infrastructure 379

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

1.10
Eighth Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure Partners L.P., dated May 16, 2025-incorporated by reference to Exhibit 4.3 to our partnership’s Form 6-K filed May 20, 2025.

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

380 Brookfield Infrastructure

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

4.13
Eleventh Amendment to the Amended and Restated Limited Partnership Agreement of Brookfield Infrastructure L.P., dated May 16, 2025-incorporated by reference to Exhibit 4.4 to our partnership’s Form 6-K filed May 20, 2025.

4.14
Amended and Restated Master Services Agreement, dated February 29, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.- incorporated by reference to Exhibit 4.9 to our partnership’s Annual Report on Form
20-F filed March 18, 2024.

4.15
First Amendment to the Amended and Restated Master Services Agreement dated December 24, 2024, by and among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others.-incorporated by referenced to Exhibit 99.2 to our partnership’s Form 6-K filed December 27, 2024.

4.16
Registration Rights Agreement, dated December 4, 2007, between Brookfield Infrastructure Partners L.P. and Brookfield Asset Management Inc. (now known as Brookfield Corporation)-incorporated by reference to Exhibit 4.4 to our partnership’s Registration Statement on Form 20‑F/A filed December 13, 2007.

4.17
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

4.19
Indenture dated October 10, 2012 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada, as supplemented from time to time-incorporated by reference to Exhibit 4.6 to our partnership’s Annual Report on Form 20‑F filed March 18, 2015.

Brookfield Infrastructure 381

4.20
Sixth Supplemental Indenture dated September 10, 2018 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 10, 2018.

4.21
Guarantee dated September 10, 2018 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 10, 2018.

4.22
Seventh Supplemental Indenture dated October 7, 2019 between Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance Pty Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed on October 7, 2019.

4.23
Guarantee dated October 7, 2019 by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure US Holdings I Corporation in favor of Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed on October 7, 2019.

4.24
Guarantee indenture, dated as of March 30, 2020, among BIPC Holdings Inc., Brookfield Infrastructure Partners L.P. and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 2, 2020.

4.25
Eighth Supplemental Indenture, dated September 1, 2020, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 21, 2020.

4.26
Guarantee, dated September 1, 2020, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 21, 2020.

4.27
Ninth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed April 25, 2022.

4.28
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed April 25, 2022.

4.29
Tenth Supplemental Indenture, dated April 25, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed April 25, 2022.

4.30
Guarantee, dated April 25, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed April 25, 2022.

4.31
Eleventh Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed November 14, 2022.

382 Brookfield Infrastructure

4.32
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed November 14, 2022.

4.33
Twelfth Supplemental Indenture, dated November 14, 2022, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed November 14, 2022.

4.34
Guarantee, dated November 14, 2022, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed November 14, 2022.

4.35
Thirteenth Supplemental Indenture, dated July 27, 2023, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed July 27, 2023.

4.36
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed July 27, 2023.

4.37
Fourteenth Supplemental Indenture, dated July 27, 2023, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed July 27, 2023.

4.38
Guarantee, dated July 27, 2023, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed July 27, 2023.

4.39
Fifteenth Supplemental Indenture, dated September 24, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.1 to our partnership’s Form 6-K filed September 25, 2025.

4.40
Guarantee, dated September 24, 2025, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.3 to our partnership’s Form 6-K filed September 25, 2025.

4.41
Sixteenth Supplemental Indenture, dated September 24, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited, Brookfield Infrastructure Finance PTY Ltd and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.2 to our partnership’s Form 6-K filed September 25, 2025.

4.42
Guarantee, dated September 24, 2025, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC and Computershare Trust Company of Canada-incorporated by reference to Exhibit 99.4 to our partnership’s Form 6-K filed September 25, 2025.

4.43
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

Brookfield Infrastructure 383

4.44
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

4.45
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

4.46
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

4.47
Fourth Supplemental Indenture dated May 16, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, BIPC Holdings Inc., Computershare Trust Company of Canada and Computershare Trust Company N.A.-incorporated by reference to Exhibit 4.1 to our partnership’s Form 6 K filed May 20, 2025.

4.48
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

4.49
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

4.50
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

4.51
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

4.52
Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P.-incorporated by referenced to Exhibit 99.5 to our partnership’s Form 6-K filed December 27, 2024.

4.53
Equity Distribution Agreement, dated November 19, 2025, by and among Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., RBC Dominion Securities Inc., RBC Capital Markets, LLC, Scotia Capital Inc. and Scotia Capital (USA) Inc.-incorporated by referenced to Exhibit 1.1 to our partnership’s Form 6-K filed November 20, 2025.

384 Brookfield Infrastructure

4.54
Amended and Restated Relationship Agreement, dated March 28, 2014, by and among Brookfield Asset Management Inc. (now known as Brookfield Corporation), Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and others (incorporated by reference to Exhibit 4.3 to our partnership’s Annual Report on Form 20-F filed March 28, 2014).

8.1	Significant Subsidiaries of Brookfield Infrastructure Partners L.P. - incorporated by reference to Item 4.C, “Organizational Structure”.
11.1	Personal Trading Policy - incorporated by reference to Exhibit 11.1 to our partnership’s Annual Report on Form 20-F filed March 18, 2024.
12.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
12.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002.*
13.1	Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
13.2	Certification of David Krant, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes‑Oxley Act of 2002.*
15.1	Consent of Deloitte LLP*
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities - incorporated by reference to Exhibit 22.1 to our partnership’s Form F-3ASR filed April 5, 2024.
97.1	Clawback Policy - incorporated by reference to Exhibit 97.1 to our partnership’s Annual Report on Form 20-F filed March 18, 2024.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed electronically herewith.
The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.
Brookfield Infrastructure 385

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing an annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 16, 2026	BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, Brookfield Infrastructure Partners Limited

	By:	/S/ WILLIAM COX
		Name:	William Cox
		Title:	Director

386 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Brookfield Infrastructure Partners L.P. as of December 31, 2025
and 2024 and for the years ended December 31, 2025, 2024 and 2023	F-7
Brookfield Infrastructure F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Infrastructure Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2025 and 2024, the related consolidated statements of operating results, comprehensive income, partnership capital and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2026, expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
The Partnership has elected the revaluation method for all classes of property, plant and equipment and the fair value model to account for assets classified as investment property. Subsequent to initial recognition, the Partnership measures certain investment properties and classes of property, plant and equipment at fair value on the statement of financial position using a discounted cash flow approach. For the remaining classes of property, plant and equipment, the Partnership determines fair value using a depreciated replacement cost method.
While there are several assumptions that are required to determine the fair value of property, plant and equipment and investment properties, the significant inputs with the highest degree of subjectivity and impact on fair value are replacement cost, useful life, discount rate, and terminal value multiple, as applicable to the revaluation of certain classes of property, plant and equipment and the fair valuation of certain investment properties. Given the revaluation of property, plant and equipment and fair valuation of investment properties requires management to make significant assumptions relating to the significant inputs of replacement cost, useful life, discount rate and terminal value multiple, auditing these assumptions required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, including the need to involve fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the replacement cost, useful life, discount rate and terminal value multiple, for certain classes of property, plant and equipment and investment properties included the following, among others:
•Evaluated the effectiveness of controls over fair valuation and revaluation, including those over the estimates of replacement cost, useful life, discount rate and terminal value multiple.
•With the assistance of fair value specialists:
◦Assessed the reasonableness of management’s estimated replacement cost by considering observable data, engineering inputs and evaluating management’s valuation methodologies applied.
◦Assessed the reasonableness of management’s estimated useful life by considering observable independent industry benchmarks.
•With the assistance of fair value specialists, evaluated the reasonableness of the discount rate and terminal value multiple, by (1) testing the source information underlying these inputs, and (2) developing a range of independent estimates and comparing those to the inputs selected by management.

Brookfield Infrastructure F-3

Acquisition of Hotwire Communications (“Hotwire”) - Refer to Notes 3 and 7 to the financial statements
Critical Audit Matter Description
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
While there were several estimates made by management in the determination of the fair value of the assets acquired and the liabilities assumed, the estimates with the greatest measurement uncertainty and impact on the fair value for the acquisition of Hotwire were the discount rate and terminal value multiple used in the valuation of intangible assets. Auditing these estimates required a high degree of auditor judgment and this resulted in an increased extent of audit effort, including the involvement of fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the estimates made by management in the acquisition of the Hotwire business included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of intangibles, including those over the discount rate and terminal value multiple used in the valuation.
•With the assistance of fair value specialists, evaluated the reasonableness of the terminal value multiple and discount rate, by (1) testing the source information underlying these inputs, and (2) developing a range of independent estimates and comparing those to the inputs selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 16, 2026

We have served as the Partnership’s auditor since 2007.
F-4 Brookfield Infrastructure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Partners and the Board of Directors of
Brookfield Infrastructure Partners L.P.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Infrastructure Partners L.P. and subsidiaries (the “Partnership") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Partnership and our report dated, March 16, 2026, expressed an unqualified opinion on those financial statements.
As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Colonial Enterprises Inc, for which control was acquired on July 31, 2025, Hotwire Communications, for which control was acquired on September 3, 2025. The financial statements of these entities constitute in aggregate 15% of total assets, 20% of partnership capital, 5% of revenues, and 5% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Hotwire and Colonial.
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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 16, 2026

F-6 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

US$ MILLIONS	Notes	As of December 31, 2025	As of December 31, 2024
Assets
Cash and cash equivalents	8, 9	$3,201	$2,071
Financial assets	8, 10	512	669
Accounts receivable and other	8, 11	5,336	4,455
Inventory	12	583	454
Assets classified as held for sale	6	2,346	1,958
Current assets		11,978	9,607
Property, plant and equipment	14	66,797	50,847
Intangible assets	15	15,765	14,521
Investments in associates and joint ventures	13	6,377	5,672
Investment properties	17	2,771	5,063
Goodwill	16	19,210	14,101
Financial assets	8, 10	493	726
Other assets	11	4,551	3,933
Deferred income tax asset	27	208	120
Total assets		$128,150	$104,590
Liabilities and Partnership Capital
Liabilities
Accounts payable and other	8, 18	6,893	5,758
Corporate borrowings	8, 20, 21	735	850
Non-recourse borrowings	8, 20	6,013	2,838
Financial liabilities	8, 19	330	248
Liabilities directly associated with assets classified as held for sale	6	1,289	1,209
Current liabilities		15,260	10,903
Corporate borrowings	8, 20, 21	4,212	3,692
Non-recourse borrowings	8, 20	53,538	43,714
Financial liabilities	8, 19	3,094	2,532
Other liabilities(1)	18	6,688	6,209
Deferred income tax liability	27	9,798	7,667
Preferred shares	7, 21	20	20
Total liabilities		92,610	74,737
Partnership capital
Limited partners	28	4,889	4,704
General partner	28	25	27
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	28	2,017	1,926
BIPC exchangeable shares and class A.2 exchangeable shares	28	1,440	1,355
Exchangeable units(2)	28	61	62
Perpetual subordinated notes	28	293	293
Interest of others in operating subsidiaries(1)		26,086	20,568
Preferred unitholders	28	729	918
Total partnership capital		35,540	29,853
Total liabilities and partnership capital		$128,150	$104,590

(1)As at December 31, 2025 and 2024, $1.8 billion and $1.7 billion, respectively, of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, and classified as a liability
(2)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the year ended December 31,
US$ MILLIONS (except per unit information)	Notes	2025	2024	2023
Revenues	4	$23,100	$21,039	$17,931
Direct operating costs	14, 15, 24	(16,876)	(15,676)	(13,470)
General and administrative expenses		(426)	(405)	(413)
		5,798	4,958	4,048
Interest expense	23	(3,868)	(3,387)	(2,501)
Share of earnings from investments in associates and joint ventures	13	627	439	459
Mark-to-market losses	8	(548)	(26)	(118)
Other income (expense)	5, 7	1,112	(31)	141
Income before income tax		3,121	1,953	2,029
Income tax (expense) recovery
Current	27	(745)	(594)	(576)
Deferred	27	156	324	(5)
Net income		$2,532	$1,683	$1,448

Attributable to:
Limited partners		$449	$57	$102
General partner		322	294	265
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		188	23	42
BIPC exchangeable shares and class A.2 exchangeable shares		128	16	21
Exchangeable units(1)		4	1	2
Interest of others in operating subsidiaries		1,441	1,292	1,016
Basic and diluted income per unit attributable to:
Limited partners	28	$0.90	$0.04	$0.14

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details
F-8 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
US$ MILLIONS	Notes	2025	2024	2023
Net income		$2,532	$1,683	$1,448
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus	14	1,803	1,419	791
Unrealized actuarial gains (losses)		4	78	(8)
Taxes on the above items	27	(405)	(252)	(168)
Share of (losses) income from investments in associates and joint ventures	13	(1)	147	159
		1,401	1,392	774

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		1,755	(1,417)	795
Cash flow hedge	8	(268)	(8)	(466)
Net investment hedge	8	(179)	41	(34)
Taxes on the above items	27	60	39	61
Share of (losses) income from investments in associates and joint ventures	13	(371)	214	(251)
		997	(1,131)	105
Total other comprehensive income		2,398	261	879
Comprehensive income		$4,930	$1,944	$2,327

Attributable to:
Limited partners	29	$1,009	$159	$321
General partner	29	324	295	267
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	29	417	65	132
BIPC exchangeable shares and class A.2 exchangeable shares	29	289	44	83
Exchangeable units(1)	29	12	2	5
Interest of others in operating subsidiaries		2,879	1,379	1,519

1.Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
Brookfield Infrastructure F-9

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest— Exchangeable Units(5)	Non-controlling interest— in operating subsidiaries(6)	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853
Net income	—	449	—	—	449	322	188	128	4	1,441	—	—	2,532
Other comprehensive income	—	—	—	560	560	2	229	161	8	1,438	—	—	2,398
Comprehensive income	—	449	—	560	1,009	324	417	289	12	2,879	—	—	4,930
Unit issuance(2)	11	—	—	—	11	—	—	38	—	—	—	—	49
Unit repurchases(2)	(25)	(33)	—	—	(58)	—	—	—	—	—	—	—	(58)
Partnership distributions(3)	—	(793)	—	—	(793)	(324)	(328)	(228)	(8)	—	—	—	(1,681)
Partnership preferred distributions(3)	—	(34)	—	—	(34)	—	(16)	(12)	—	—	—	—	(62)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	6,432	—	—	6,432
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,322)	—	—	(1,322)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,476)	—	—	(2,476)
Preferred units redeemed(2)	—	—	—	—	—	—	—	—	—	—	—	(189)	(189)
Other items(1),(2)	3	160	14	(127)	50	(2)	18	(2)	(5)	5	—		64
Balance as at December 31, 2025	$6,199	$(4,233)	$1,712	$1,211	$4,889	$25	$2,017	$1,440	$61	$26,086	$293	$729	$35,540

(1)Refer to Note 29, Accumulated Other Comprehensive Income (Loss).
(2)Refer to Note 28, Partnership Capital.
(3)Refer to Note 30, Distributions.
(4)Refer to Note 7, Acquisition of Businesses.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.
(6)As at December 31, 2025 and 2024,$1.8 billion and $1.7 billion , respectively, of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

F-10 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest— in operating subsidiaries(7)	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2023	6,196	(3,246)	1,695	676	5,321	28	2,190	1,533	72	23,661	293	918	34,016
Net income	—	57	—	—	57	294	23	16	1	1,292	—	—	1,683
Other comprehensive income	—	—	—	102	102	1	42	28	1	87	—	—	261
Comprehensive income	—	57	—	102	159	295	65	44	2	1,379	—	—	1,944
Unit issuance(2)	11	—	—	—	11	—	—	—	—	—	—	—	11
Partnership distributions(3)	—	(748)	—	—	(748)	(296)	(312)	(212)	(8)	—	—	—	(1,576)
Partnership preferred distributions(3)	—	(40)	—	—	(40)	—	(16)	(12)	—	—	—	—	(68)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	493	—	—	493
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,425)		—	(2,425)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,924)	—	—	(1,924)
Other items(1),(2),(5)	3	(5)	3	—	1	—	(1)	2	(4)	(616)	—	—	(618)
Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853

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

Brookfield Infrastructure F-11

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners

US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership Changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-Controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling interest— BIPC exchangeable shares	Non-controlling interest— Exchangeable Units(6)	Non-controlling interest—in operating subsidiaries	Non-controlling interest – Perpetual subordinated notes	Preferred Unitholders Capital	Total partners’ capital
Balance as at December 31, 2022	6,092	(2,657)	1,456	481	5,372	27	2,263	1,289	72	15,320	293	918	25,554
Net income	—	102	—	—	102	265	42	21	2	1,016	—	—	1,448
Other comprehensive income	—	—	—	219	219	2	90	62	3	503	—	—	879
Comprehensive income	—	102	—	219	321	267	132	83	5	1,519	—	—	2,327
Unit issuance(2),(4)	12	—	—	—	12	—	—	751	—	—	—	—	763
Unit repurchases(2)	(12)	(13)	—	—	(25)	—	—	—	—	—	—	—	(25)
Partnership distributions(3)	—	(701)	—	—	(701)	(269)	(298)	(176)	(9)	—	—	—	(1,453)
Partnership preferred distributions(3)	—	(38)	—	—	(38)	—	(16)	(9)	—	—	—	—	(63)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	9,522	—	—	9,522
Disposition of subsidiaries(5)	—	—	—	—	—	—	—	—	—	(372)	—	—	(372)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(2,247)	—	—	(2,247)
Other items(1),(2)	104	61	239	(24)	380	3	109	(405)	4	(81)	—	—	10
Balance as at December 31, 2023	$6,196	$(3,246)	$1,695	$676	$5,321	$28	$2,190	$1,533	$72	$23,661	$293	$918	$34,016

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

F-12 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
US$ MILLIONS	Notes	2025	2024	2023
Operating Activities
Net income		$2,532	$1,683	$1,448
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	485	(156)	323
Depreciation and amortization expense	14, 15	4,024	3,644	2,739
Mark-to-market, provisions and other	5, 7	(506)	32	201
Deferred income tax expense (recovery)	27	(156)	(324)	5
Changes in non-cash working capital, net	38	(408)	(226)	(638)
Cash from operating activities		5,971	4,653	4,078

Investing Activities
Acquisition of subsidiaries, net of cash acquired	7	(10,032)	(2,523)	(10,747)
Disposal of subsidiaries and assets held for sale, net of cash disposed		2,761	77	602
Investments in associates and joint ventures	13	(1,010)	(350)	(1,098)
Disposal of investments in associates and joint ventures	13	1,449	—	1,107
Purchase of long lived assets	14, 15, 17	(6,024)	(4,975)	(2,487)
Disposal of long lived assets	14, 15, 17	321	609	162
Purchase of financial assets		(227)	(677)	(524)
Sale of financial assets		322	1,027	715
Net settlement of foreign exchange hedging items		(113)	37	—
Other investing activities	14	(108)	(126)	(720)
Cash used by investing activities		(12,661)	(6,901)	(12,990)

Financing Activities
Distributions to general partner	30	(324)	(296)	(269)
Distributions to other unitholders	30	(1,419)	(1,348)	(1,247)
Subsidiary distributions to non-controlling interest		(2,476)	(1,454)	(2,247)
Capital provided by (to) non-controlling interest	7	5,078	(1,724)	8,195
Disposal of partial interest to non-controlling interest, net of taxes.	5	202	—	124
Net (repayment) proceeds from commercial paper program	20	(115)	(139)	525
Proceeds from corporate borrowings	20	678	448	513
Repayment of corporate borrowings	20	—	(531)	—
Proceeds from corporate credit facility	20	2,539	2,842	6,320
Repayment of corporate credit facility	20	(2,839)	(2,764)	(6,194)
Proceeds from non-recourse borrowings	20	16,157	24,322	13,703
Repayment of non-recourse borrowings	20	(8,230)	(15,607)	(9,213)
Net preferred units redeemed	28	(181)	—	—
Partnership units (repurchased) issued, net of costs and issuances	28	(9)	11	(13)
Lease liability repaid		(499)	(415)	(283)
Other financing activities		(744)	(733)	(495)
Cash from financing activities		7,818	2,612	9,419

Cash and cash equivalents
Change during the year		1,128	364	507
Impact of foreign exchange on cash		47	(150)	71
Cash reclassified as held for sale		(45)	—	—
Balance, beginning of year		2,071	1,857	1,279
Balance, end of year		$3,201	$2,071	$1,857
Brookfield Infrastructure F-13

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 1.  ORGANIZATION AND DESCRIPTION OF THE BUSINESS
a) Brookfield Infrastructure Partners L.P.
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.E,” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B,” respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
F-16 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 2.  SUBSIDIARIES
The following provides information about our partnership’s material or significant wholly-owned subsidiaries as of December 31, 2025 and 2024:

			Ownership interest (%)
		Country of incorporation
Defined Name	Name of entity		2025	2024
Transport
Australian rail operation	Arc Infrastructure WA Pty Ltd	Australia	100	100
The following table presents details of material or significant non-wholly owned subsidiaries of our partnership:

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2025	2024	2025	2024
Utilities
U.K. regulated distribution operation	BUUK Infrastructure No 1 Limited	U.K.	80	80	80	80
Brazilian regulated gas transmission operation	Nova Transportadora do Sudeste S.A.(1)	Brazil	31	31	92	92
Colombian natural gas distribution operation	Vanti S.A. ESP(1)	Colombia	21	21	75	75
Brazilian electricity transmission operation	Transmissora Sertaneja de Eletricidade S.A.(1),(2) Chimarrão Transmissora de Energia S.A.(1),(2) Mantiqueira Transmissora de Energia S.A.(1),(2)	Brazil	31	31	100	100
European residential infrastructure business	Thermondo GmbH	Germany	14	14	57	57
North American residential infrastructure business	Enercare Inc.(1) Metergy Group Holdings Limited(1) Service Experts Holdings Limited(1)	Canada U.S.	26	26	100	100
North American residential infrastructure business	HomeServe USA Holding Corp(1),(2)	U.S.	26	26	100	100
European residential infrastructure business	HomeServe Limited(1),(2) Checkatrade Limited(1)	U.K.	25	25	100	100
Indian gas transmission operation	Pipeline Infrastructure Limited(1)	India	12	21	100	100
Transport
North American rail operation	Genesee & Wyoming Inc.(1)	U.S.	9	9	72	72
Australian port operation	Linx Cargo Care Group Pty Ltd(1)	Australia	26	27	100	100
Brookfield Infrastructure F-17

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

		Country of incorporation	Effective Ownership Interest (%)		Voting interest (%)
Defined Name	Name of entity		2025	2024	2025	2024
Global intermodal logistics operation	Triton International Limited(1),(2)	Bermuda	27	27	100	100
Midstream
North American gas storage operation	Rockpoint Gas Storage Partners L.P.(1)(3) Warwick Gas Storage L.P.(1)(3) Lodi Gas Storage LLC(1)	U.S.	29	40	72	100
Canadian diversified midstream operation	Inter Pipeline Ltd.(1)	Canada	56	56	100	100
Canadian natural gas gathering and processing operation	NorthRiver Midstream Inc.(1)	Canada	29	29	100	100
U.S. refined products pipeline system	Colonial Enterprises Inc.(1)(2)	U.S.	15	—	100	—
Data
U.S. colocation data center operation	Evoque Consolidated Holdings LLC(1) Phoenix Data Center Holdings LLC(1),(2)	U.S.	29	29	100	100
Australian data center operation	Ruby Pooling Hold Trust(1)	Australia	29	29	100	100
Indian telecom tower operation	Summit Digitel Infrastructure Limited(1) Crest Digitel Private Limited(1) Elevar Digitel Infrastructure Private Limited(1),(2),(4)	India	16	16	100	100
U.K. wireless infrastructure operation	Westray BidCo Limited(1)	U.K.	24	24	100	100
European hyperscale data center platform	Cumulus SA (together with its subsidiaries “Data4 Group” or “Data4”)(1),(2)	Luxembourg	18	18	100	100
U.S. bulk fiber network	Hotwire Communications(1)(2)	U.S.	20	—	100	—
Corporate
Holding LP	Brookfield Infrastructure L.P.	Bermuda	70	70	100	100

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 3.  MATERIAL ACCOUNTING POLICY INFORMATION
(a)Statement of Compliance
These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2026.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
(ii) Brookfield Infrastructure as lessor
Brookfield Infrastructure enters into lease agreements as a lessor for some of its property, plant and equipment and investment property. Such leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, and are classified as operating leases otherwise. Amounts due from lessees and any unguaranteed residual value under finance leases are recognized as finance lease receivables at their present value, discounted using the rate implicit in the lease. Lease payments received are allocated between reduction of the carrying amount of finance lease receivables and finance income. Revenue from operating leases is recognized on a straight-line basis over the term of the relevant lease.
F-22 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Depreciation of an asset commences when it is available for use. Property, plant and equipment are depreciated on a straight-line or declining-balance basis over the estimated useful lives of each component of the assets as follows:

Buildings	Up to 60 years
Transmission stations, towers and related fixtures	Up to 50 years
Leasehold improvements	Up to 50 years
Plant and equipment	Up to 60 years
Network systems	Up to 60 years
Track	Up to 40 years
Intermodal containers	Up to 20 years
Pipelines and gas storage assets	Up to 80 years
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Transport
Revenue from transport infrastructure consists primarily of freight, toll road operations, transportation services revenue and intermodal logistics revenue. These services consist of a single performance obligation and revenue is recognized over time when services are rendered, based primarily on usage or volume during the period. Terminal infrastructure revenue contains both a capacity charge and a handling charge associated with operating the terminal. The terminal infrastructure service contracts contain a performance obligation recognized over time pertaining to capacity for the period the services are provided and for handling services based on tons of coal shipped through the terminal when service is provided. Intermodal logistics revenues including the leasing of intermodal containers and chassis are classified as either operating or finance leases with revenue recognized over the life of the contract. The payment terms for all of our businesses in the transport segment require payment upon completion of the underlying transportation service.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
F-30 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(i)Common control transactions
IFRS 3 (2008) Business Combinations does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, Brookfield Infrastructure has developed a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards framework and pronouncements of other standard-setting bodies. Brookfield Infrastructure’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Financial Position, Consolidated Statements of Operating Results, Consolidated Statements of Comprehensive Income and Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
Future accounting policies
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 are effective for periods beginning on or after January 1, 2026, with early adoption permitted. The partnership has assessed these amendments and determined that they are not expected to have a material impact on the consolidated financial statements of the partnership.
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

F-32 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 4.  SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites.
FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

FOR THE YEAR ENDED DECEMBER 31, 2025 US$ MILLIONS	Total attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	As per IFRS financials(1)
	Utilities	Transport	Midstream	Data	Corporate	Total
Revenues(2)	$2,838	$2,351	$1,691	$1,129	$—	$8,009	$(1,838)	$16,929	$23,100
Costs attributed to revenues(3)	(1,510)	(788)	(675)	(343)	—	(3,316)	506	(10,042)	(12,852)
General and administrative costs	—	—	—	—	(426)	(426)	—	—	(426)
Other (expense) income	(118)	(35)	(16)	24	214	69	(15)	(398)	(344)
Interest expense	(424)	(384)	(332)	(308)	(261)	(1,709)	377	(2,536)	(3,868)
FFO	786	1,144	668	502	(473)	2,627
Depreciation and amortization						(1,736)	470	(2,758)	(4,024)
Deferred taxes						67	(55)	144	156
Mark-to-market on hedging items and other						133	(43)	73	163
Share of earnings from associates						—	598	29	627
Net income attributable to non-controlling interest						—	—	(1,441)	(1,441)
Net income attributable to partnership(4)						$1,091	$—	$—	$1,091
Brookfield Infrastructure F-33

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

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
(2)Revenues on a consolidated basis were $9,061 million (2024: $8,295 million, 2023: $7,862 million) from our utilities segment, $4,595 million (2024: $4,969 million, 2023: $3,897 million) from our transport segment, $5,049 million (2024: $4,352 million, 2023: $4,205 million) from our midstream segment and $4,395 million (2024: $3,423 million, 2023: $1,967 million) from our data segment.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$9,900	$11,582	$10,275	$13,622	$(3,174)	$42,205	$(10,104)	$84,434	$11,615	$128,150

	Total Attributable to Brookfield Infrastructure
							Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
AS AT DECEMBER 31, 2024 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Brookfield Infrastructure
Total assets	$8,911	$11,720	$9,658	$9,358	$(2,731)	$36,916	$(7,534)	$66,461	$8,747	$104,590

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Geographic Information
Revenues from external customers
Substantially all of our partnership’s revenues are recognized over time as services are rendered. The following table disaggregates revenues by geographical region:

US$ MILLIONS	2025	2024	2023
United States	$6,395	$5,098	$4,175
Canada	4,504	4,763	4,611
India	3,206	2,518	1,945
United Kingdom	2,544	2,417	2,194
Brazil	1,677	1,416	1,522
Colombia	1,275	1,153	996
France	667	749	442
Germany	461	312	185
Australia	453	543	678
Other	1,918	2,070	1,183
	$23,100	$21,039	$17,931
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the year ended December 31, 2025, no customer made up greater than 10% of our partnership’s consolidated revenues. For 2024 no customer made up greater than 10% of our partnership’s consolidated revenues and for 2023, no customer made up greater than 10% of our partnership’s consolidated revenues. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time.
Non-current assets

US$ MILLIONS	2025	2024
United States	$42,732	$22,106
Canada	24,199	21,519
United Kingdom	11,570	11,902
India	10,583	11,816
Brazil	5,717	5,216
France	3,523	5,017
Australia	2,828	3,258
Switzerland	2,144	1,897
Singapore	2,124	2,092
Colombia	1,381	1,175
Other	9,371	8,985
	$116,172	$94,983
F-36 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 5.  DISPOSITION OF BUSINESSES
Dispositions Completed in 2025
a) Partial disposition of our North American gas storage platform
On October 15, 2025, Brookfield Infrastructure completed the initial public offering (“IPO”) of our North American gas storage platform for proceeds of approximately $230 million (North American gas storage platform consortium of approximately $580 million or C$810 million). As a result of the IPO, our partnership partially sold down its interest in the business from approximately 40% to approximately 29% and will continue to consolidate the business following the sale. Our partnership recognized a gain on sale of approximately $50 million directly in equity in the Consolidated Statement of Partnership Capital.
Subsequent to December 31, 2025, Brookfield Infrastructure sold an additional interest in our North American gas storage platform for net proceeds of approximately $125 million (North American gas storage platform consortium of approximately $320 million or C$440 million), reducing our partnership interest from 29% to 24%.
b) Partial disposition of our U.K. port operation
On October 1, 2025, Brookfield Infrastructure sold 34% of its interest in its U.K. port operation for net proceeds of approximately $380 million (U.K. ports consortium of approximately $700 million), and retained a 25% interest as an investment in associate. As a result of the transaction, our partnership recognized a gain on sale of approximately $190 million (U.K. port operation consortium of approximately $310 million), net of taxes and AOCI hedge recycling impacts, and recognized a revaluation gain of approximately $260 million to the partnership on the retained interest, in other income (expense) on the Consolidated Statement of Operating Results.
c) Partial disposition of our Indian gas transmission operation
During the third quarter of 2025, our partnership sold a portion of its interest in our Indian gas transmission operation. The sale resulted in net proceeds of approximately $55 million to the partnership (Indian gas transmission operation consortium of approximately $205 million). Our partnership recognized a gain on sale of approximately $7 million directly in equity in the Consolidated Statement of Partnership Capital.
d) Disposition of a subsidiary of our European hyperscale data center platform
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $310 million (European hyperscale data center platform consortium of approximately $1.7 billion). As a result of the transaction, our partnership recognized a gain of approximately $25 million (European hyperscale data center platform consortium of approximately $160 million) in other income (expense) on the Consolidated Statement of Operating Results. Upon disposition of its 90% interest in the subsidiary, our European hyperscale data center platform retained a 10% interest as an investment in associate.
Brookfield Infrastructure F-37

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

e) Disposition of a subsidiary of our Global intermodal logistics operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a stabilized container subsidiary for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our partnership recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in a stabilized container portfolio. Refer to Note 13, Investments in Associates and Joint Ventures, for more details.
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

F-38 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 6.  ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
In November 2025, Brookfield Infrastructure agreed to the sale of its 31% interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), a Brazilian electricity transmission operation, for proceeds of approximately $150 million (Mantiqueira consortium - 100% or approximately $490 million). As a result, the assets and liabilities of the subsidiary were classified as held for sale as at December 31, 2025.
Additionally, our U.K. rail operation agreed to the sale of its interest in a subsidiary. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at December 31, 2025.
In December 2024, Brookfield Infrastructure agreed to the sale of a 33% minority equity interest in a subsidiary of our global intermodal logistics operation, which owns and leases stabilized intermodal container assets to customers, for net proceeds of approximately $430 million ($116 million to the partnership). Our global intermodal logistics operation retained a 67% interest as an investment in associate and continued to manage the subsidiary under a management agreement. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at December 31, 2024. The transaction closed on March 26, 2025.
The major classes of assets and liabilities classified as held for sale are as follows as at December 31, 2025 and 2024:

US$ MILLIONS	2025	2024
Assets
Cash and cash equivalents	$12	$—
Accounts receivable and other current assets	118	42
Current assets	130	42
Property, plant and equipment	468	1,775
Intangible assets	1,608	105
Other non-current assets	140	36
Total assets classified as held for sale	$2,346	$1,958

Liabilities
Accounts payable and other liabilities	$289	$12
Deferred income tax liability	419	—
Non-recourse borrowings	581	1,197
Total liabilities associated with assets held for sale	1,289	1,209
Net assets classified as held for sale	$1,057	$749

Brookfield Infrastructure F-39

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 7.  ACQUISITION OF BUSINESSES
Acquisitions Completed in 2025
(a) Acquisition of U.S. bulk fiber network
On September 3, 2025, Brookfield Infrastructure, alongside institutional partners (the “Hotwire consortium”), completed the acquisition of Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S., for total consideration of $0.8 billion (Hotwire consortium - $3.9 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 3, 2025, with the partnership having an effective 20% interest. Acquisition costs of approximately $14 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$808
Total consideration	$808
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$320
Accounts receivable and other	304
Property, plant and equipment	2,730
Intangible assets	1,542
Goodwill	2,633
Accounts payable and other liabilities	(432)
Lease liabilities	(35)
Non-recourse borrowings	(2,967)
Deferred income tax liabilities	(148)
Net assets acquired before non-controlling interest	3,947
Non-controlling interest(2)	(3,139)
Net assets acquired	$808

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
The partnership acquired property, plant, and equipment of $2.7 billion. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. Additionally, the partnership acquired $1.5 billion of intangible assets, primarily comprised of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of up to 25 years.
F-40 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth. The goodwill recognized is not deductible for income tax purposes.
(b) Acquisition of U.S. refined products pipeline system
On July 31, 2025, Brookfield Infrastructure, alongside institutional partners (the “Colonial consortium”), completed the acquisition of Colonial Enterprises Inc (“Colonial”), the largest refined products pipeline system in the U.S. for total consideration of $0.9 billion (Colonial consortium - $6.2 billion). The partnership contributed approximately $0.5 billion of equity capital (Colonial consortium - $3.4 billion), with the balance funded through acquisition debt. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 31, 2025, with the partnership having an effective 15% interest. Acquisition costs of approximately $43 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$920
Total consideration	$920
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$110
Accounts receivable and other	446
Property, plant and equipment	8,898
Goodwill	1,979
Accounts payable and other liabilities	(522)
Lease liabilities	(21)
Non-recourse borrowings	(2,686)
Deferred income tax liabilities	(1,979)
Net assets acquired before non-controlling interest	6,225
Non-controlling interest(2)	(5,305)
Net assets acquired	$920

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
The partnership acquired property, plant, and equipment of $8.9 billion. The property, plant and equipment was primarily valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life.
Brookfield Infrastructure F-41

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(c) Acquisition of Brazilian electricity transmission operation
On April 29, 2025, Brookfield Infrastructure, alongside institutional partners (the “Mantiqueira consortium”), exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), our Brazilian electricity transmission operation, for $45 million (Mantiqueira consortium - $145 million), increasing Brookfield Infrastructure’s effective ownership in Mantiqueira to 31% (Mantiqueira consortium total of 100%). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Prior to April 29, 2025, our partnership’s existing interest in Mantiqueira was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$45
Pre-existing interest in business	134
Total consideration	$179
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	40
Intangible assets	1,330
Goodwill	54
Accounts payable and other liabilities	(144)
Non-recourse borrowings	(563)
Deferred income tax liabilities	(201)
Net assets acquired before non-controlling interest	583
Non-controlling interest(1)	(404)
Net assets acquired	$179

(1)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

F-42 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(d) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2025:
Consideration Transferred:

US$ MILLIONS
Cash	$173
Contingent consideration	17
Total consideration	$190
Fair value of assets and liabilities acquired (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$18
Accounts receivable and other	75
Property, plant and equipment	226
Intangible assets	69
Goodwill	110
Accounts payable and other liabilities	(47)
Lease liabilities	(65)
Non-recourse borrowings	(77)
Deferred income tax liabilities	(28)
Net assets acquired before non-controlling interest	281
Non-controlling interest(2)	(91)
Net assets acquired	$190

(1)The fair values of certain acquired assets and liabilities for these operations have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair values of property, plant, and equipment, intangible assets and the resulting impact to goodwill as at the date of the acquisition.
(2)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Supplemental Information
Had the acquisitions of Mantiqueira, Colonial, and Hotwire been effective January 1, 2025, the revenue and net income of Brookfield Infrastructure would have increased by approximately $1.7 billion and $0.1 billion, respectively, for the year ended December 31, 2025.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Consideration Transferred:

US$ MILLIONS
Cash	$22
Pre-existing interest in the business	33
Total consideration	$55
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$11
Accounts receivable and other	22
Intangible assets	619
Accounts payable and other liabilities	(52)
Non-recourse borrowings	(359)
Deferred income tax liabilities	(63)
Net assets acquired before non-controlling interest	178
Non-controlling interest(1)	(123)
Net assets acquired	$55

(1)Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

F-44 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(c) Acquisition of a North American Retail Colocation Data Center Business
On January 12, 2024, Brookfield Infrastructure, through our North American retail colocation data center operation subsidiary, completed the acquisition of Cyxtera Technologies Inc. (“Cyxtera”) for $0.8 billion. Brookfield Infrastructure consolidated the entity effective January 12, 2024, with the partnership having an effective 29% interest in Cyxtera through our existing interest in our North American retail colocation data center operation. Upon closing of the acquisition, Brookfield Infrastructure recorded a bargain purchase gain of $0.6 billion ($0.2 billion to the partnership) in other income (expense) within the Consolidated Statement of Operating Results, as the net assets acquired of $1.4 billion exceeded the purchase price of $0.8 billion. Acquisition costs of approximately $50 million were recorded as other income (expense) within the Consolidated Statement of Operating Results.
Consideration Transferred:

US$ MILLIONS
Cash	$803
Total consideration	$803
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$14
Accounts receivable and other	140
Property, plant and equipment	2,334
Intangible assets	379
Assets held for sale	270
Accounts payable and other liabilities	(248)
Lease liabilities	(1,233)
Liabilities held for sale	(70)
Deferred income tax liabilities	(229)
Net assets acquired	$1,357
Bargain purchase gain	$554
The partnership acquired property, plant and equipment of $2.3 billion, including $0.8 billion of land and equipment, $1.2 billion of remeasured lease assets and $0.3 billion of favourable lease assets. The equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. The remeasured lease assets were valued based on the present value of future lease payments over the lease term, with key inputs of lease term, lease payments and discount rate. The favourable lease assets were valued based on the difference between the contractual lease terms and market terms, key inputs include market rent rates, rental growth rate and discount rate. Additionally, the partnership acquired $0.4 billion of intangible assets, primarily composed of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model.
F-46 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
F-48 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,201	$3,201
Accounts receivable and other	—	—	8,445	8,445
Financial assets (current and non-current)(1)	753	28	224	1,005
Total	$753	$28	$11,870	$12,651

Financial liabilities
Corporate borrowings	$—	$—	$4,947	$4,947
Non-recourse borrowings (current and non-current)	—	—	59,551	59,551
Accounts payable and other	—	—	5,162	5,162
Financial liabilities (current and non-current)(1)	689	—	2,735	3,424
Lease liabilities	—	—	4,584	4,584
Preferred shares(2)	—	—	20	20
Total	$689	$—	$76,999	$77,688

(1)Derivative instruments which are elected for hedge accounting totaling $267 million are included in financial assets and $471 million of derivative instruments are included in financial liabilities.
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
Brookfield Infrastructure F-49

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(2)$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at December 31, 2025 and December 31, 2024:

	Dec. 31, 2025		Dec. 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$3,201	$3,201	$2,071	$2,071
Accounts receivable and other	8,445	8,445	7,130	7,130
Financial assets (current and non-current)	1,005	1,005	1,395	1,395
Total	$12,651	$12,651	$10,596	$10,596
F-50 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Dec. 31, 2025		Dec. 31, 2024
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities
Corporate borrowings(1)	$4,947	$4,916	$4,542	$4,533
Non-recourse borrowings (current and non-current)(2)	59,551	59,386	46,552	46,388
Accounts payable and other	5,162	5,162	4,344	4,344
Financial liabilities (current and non-current)	3,424	3,424	2,780	2,780
Preferred shares(3)	20	20	20	20
Total	$73,104	$72,908	$58,238	$58,065

(1)Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
(2)Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
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
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the year ended December 31, 2025, pre-tax net unrealized losses of $268 million (2024: losses of $8 million, 2023: losses of $466 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2025, there was a net derivative liability balance of $130 million relating to derivative contracts designated as cash flow hedges (2024: asset balance of $312 million).
Brookfield Infrastructure F-51

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the year ended December 31, 2025, losses of $179 million (2024: gains of $41 million, 2023: losses of $34 million) were recorded in other comprehensive income relating to hedges of net investments in foreign operations. Further, Brookfield Infrastructure paid $96 million (2024: received $11 million, 2023: paid $4 million) relating to the settlement of foreign exchange contracts in the period. As at December 31, 2025, there was a net unrealized derivative liability balance of $74 million relating to derivative contracts designated as net investment hedges (2024: net unrealized derivative asset balance of $3 million).
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	Dec. 31, 2025	Dec. 31, 2024
Highly liquid securities	Level 1(1)	$105	$91
Foreign currency forward contracts	Level 2(2)
Financial asset		$24	$78
Financial liability		95	17
Interest rate swaps & other	Level 2(2)
Financial asset		$385	$671
Financial liability		429	312
Other contracts	Level 3(3)
Financial asset		$267	$399
Financial liability		165	85

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
During the year, no transfers were made between level 1 and 2 or level 2 and 3.
NOTE 9.  CASH AND CASH EQUIVALENTS

US$ MILLIONS	2025	2024
Cash	$1,323	$1,296
Cash equivalents(1)	735	686
Restricted cash(2),(3)	1,143	89
Total cash and cash equivalents	$3,201	$2,071

(1)Short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
(2)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
(3)As at December 31, 2025, the Brookfield Infrastructure held $1.1 billion of cash in escrow in connection with the acquisition of a North American railcar leasing platform through a joint venture with GATX Corporation (“GATX”) (see Note 13 – Investments in Associates and Joint Ventures, for further details), a transaction that closed on January 1, 2026. The funds were restricted from general use as at December 31, 2025 due to the timing of the closing and were released shortly thereafter. Accordingly, the balance has been presented as restricted cash within current assets.
Brookfield Infrastructure F-53

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 10.  FINANCIAL ASSETS

US$ MILLIONS	2025	2024
Current:
Marketable securities	$101	$286
Foreign currency forward contracts	12	45
Interest rate swaps	107	79
Loans and receivables	119	94
Other financial assets	173	165
Total current	$512	$669

Non-current:
Marketable securities	$84	$136
Foreign currency forward contracts	11	32
Interest rate swaps	148	155
Loans and receivables	109	154
Other financial assets	141	249
Total non-current	$493	$726
NOTE 11.  ACCOUNTS RECEIVABLE AND OTHER

US$ MILLIONS	2025	2024
Current:
Accounts receivable	$4,308	$3,592
Finance lease receivables	262	187
Prepayments & other assets	766	676
Total current	$5,336	$4,455

Non-current:
Finance lease receivables	$3,490	$3,015
Restricted cash(1)	251	203
Accounts receivable	2	15
Other assets	808	700
Total non-current	$4,551	$3,933

(1)Restricted cash primarily relates to our partnership’s financing arrangements, including debt service accounts. Cash that becomes unrestricted within one year of the reporting date is classified as cash and cash equivalents.
F-54 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2025:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$745	$742	$733	$720	$675	$3,027	$6,642
Operating lease receivables	1,542	1,299	1,191	1,076	963	1,699	7,770
Total lease receivables	$2,287	$2,041	$1,924	$1,796	$1,638	$4,726	$14,412
The table below outlines Brookfield Infrastructure’s undiscounted lease payments to be received under operating and finance leases as at December 31, 2024:

US$ MILLIONS	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years	Total lease payment receivable
Finance lease receivables	$520	$508	$483	$469	$461	$3,421	$5,862
Operating lease receivables	1,151	1,002	849	741	613	1,275	5,631
Total lease receivables	$1,671	$1,510	$1,332	$1,210	$1,074	$4,696	$11,493
NOTE 12.  INVENTORY

US$ MILLIONS	2025	2024
Natural gas inventory	$74	$58
Raw materials and other	509	396
Total	$583	$454
Refer to Note 24, Direct Operating Costs, for further details on inventory expenses identified as “cost of inventory”.
Brookfield Infrastructure F-55

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 13.  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
The following table provides information about our partnership’s investments in associates and joint ventures as of December 31, 2025 and December 31, 2024.

	Effective Ownership Interest (%) as of
Defined Name	December 31, 2025	December 31, 2024
Utilities
Brazilian electricity transmission operation	15%	15%
Australian smart meter business	13%	13%
South Korean industrial gas business	25%	—%
Transport
Brazilian toll road business	45%	45%
Brazilian rail and port logistics business	21%	21%
U.S. LNG export terminal	6%	6%
Global intermodal logistics operation(1)	34%	—%
Data
French telecom operation	21%	21%
Latin American data center operation	12%	12%
Indian data center business	8%	8%
Australian data distribution business	12%	12%
U.S. semiconductor manufacturing facility	13%	13%
European telecom tower operation	6%	6%
North American hyperscale data center platform	15%	15%
European hyperscale data center platform(1)	18%	—%

(1)Investment in associate relates to subsidiaries held within our Global intermodal logistics operation and European hyperscale data center platform.

The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	2025	2024
Balance at beginning of year	$5,672	$5,402
Share of earnings for the year	627	439
Foreign currency translation and other	706	(542)
Share of other comprehensive income	(372)	361
Distributions(7)	(1,112)	(283)
Disposition of interest (2),(3),(4),(5),(6)	(1,557)	(55)
Acquisitions(1),(8),(9),(10),(11)	2,413	350
Balance at end of year	$6,377	$5,672

(1)On April 18, 2024, Brookfield Infrastructure completed the acquisition of an additional 10% interest in our Brazilian rail and port logistics business, for total consideration of approximately $350 million, increasing our ownership to approximately 21%.
F-56 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(2)On December 23, 2024, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Chimarrão Transmissora de Energia S.A, a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Chimarrão to 31%. As a result of governance rights obtained, Brookfield Infrastructure will consolidate Chimarrão effective December 23, 2024. Refer to Note 7. Acquisition of Businesses, for further details.
(3)On March 26, 2025, our global intermodal logistics operation sold its 33% interest in a subsidiary for net proceeds of approximately $120 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate. On September 29, 2025, our global intermodal logistics operation sold a further 33% interest in the portfolio for net proceeds of approximately $425 million ($115 million to the partnership). On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to the partnership) in other income (expense) on the Consolidated Statements of Operating Results.
(4)On April 29, 2025, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A., a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Mantiqueira to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Mantiqueira effective April 29, 2025. Refer to Note 7 - Acquisition of Businesses, for further details.
(5)On May 9, 2025, Brookfield Infrastructure completed the sale of the remaining 25% portion of its U.S. gas pipeline for net proceeds of approximately $400 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $160 million, net of income tax expense, in the Consolidated Statements of Operating Results and approximately $70 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within other items on the Consolidated Statements of Partnership Capital.
(6)During 2025, Brookfield Infrastructure sold its Australian export terminal operation in two transactions, generating total net proceeds of approximately $630 million and recognizing total gains on sale of approximately $165 million, net of income tax expense, in the Consolidated Statements of Operating Results. Accumulated currency translation losses of $63 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
(7)On September 24, 2025, Brookfield Infrastructure completed the sale of its Australian container terminal operation for net proceeds of approximately $495 million to the partnership, recognizing a gain of approximately $365 million. Accumulated currency translation losses of $12 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
(8)During the third quarter of 2025, our European hyperscale data center platform sold its 90% interest in a subsidiary for net proceeds of approximately $1.7 billion ($310 million to the partnership) and retained a 10% interest as an investment in associate (see Note 5 - Disposition of Businesses, for further details).
(9)On October 1, 2025, Brookfield Infrastructure sold 34% of its interest in its U.K. port operation for net proceeds of approximately $380 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 25% interest as an investment in associate.
(10)During the fourth quarter of 2025, Brookfield Infrastructure acquired a South Korean industrial gas business for consideration of approximately $500 million ($125 million to the partnership).
(11)On December 31, 2025 Brookfield Infrastructure funded capital into an escrow account to facilitate the acquisition of a North American railcar leasing platform through a joint venture with GATX Corporation (“GATX”), for proceeds of approximately $900 million ($230 million to the partnership). On January 1, 2026, the capital was released from escrow and Brookfield Infrastructure closed the acquisition.

Brookfield Infrastructure F-57

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present the gross assets and liabilities of Brookfield Infrastructure’s investments in associates and joint ventures:

		As at December 31, 2025
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	13-25%	$292	$3,608	$3,900	$288	$2,457	$2,745	$1,155	$860	$295
Transport	6-45%	5,769	23,245	29,014	1,265	14,953	16,218	12,796	9,447	3,349
Midstream(1)	33-50%	57	213	270	19	24	43	227	8	219
Data	6-21%	14,450	79,282	93,732	15,261	46,115	61,376	32,356	29,851	2,505
Corporate	25-40%	5	87	92	—	—	—	92	83	9
Total		$20,573	$106,435	$127,008	$16,833	$63,549	$80,382	$46,626	$40,249	$6,377

		As at December 31, 2024
		Total							Attributable to
US$ MILLIONS	Ownership and Voting Interest	Current Assets	Non- Current Assets	Total Assets	Current Liabilities	Non- Current Liabilities	Total Liabilities	Total Net Assets	Other Ownership Interests	Partnership’s Share
Utilities	11-15%	$4,060	$3,408	$7,468	$2,706	$2,246	$4,952	$2,516	$2,204	$312
Transport	6-49%	1,563	21,980	23,543	1,301	12,304	13,605	9,938	7,776	2,162
Midstream(2)	25%	195	6,257	6,452	259	4,080	4,339	2,113	1,406	707
Data	6-21%	4,131	58,265	62,396	4,911	31,552	36,463	25,933	23,607	2,326
Corporate	25-40%	4	647	651	—	—	—	651	486	165
Total		$9,953	$90,557	$100,510	$9,177	$50,182	$59,359	$41,151	$35,479	$5,672

.
(1)Representative of investment in associates within our U.S. refined products pipeline system
(2)The partnership’s share of total net assets include a shareholder loan of $250 million receivable from our U.S. gas pipeline.

F-58 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present the gross amounts of revenue, net income, other comprehensive income from Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2025, 2024, and 2023:

	Year ended December 31, 2025
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income (loss)
Utilities	$525	$702	$96	$798	$96
Transport	13,711	4,481	470	4,951	505
Midstream	518	135	—	135	43
Data	3,805	377	2,230	2,607	42
Corporate	—	(269)	(804)	(1,073)	(59)
Total	$18,559	$5,426	$1,992	$7,418	$627

	Year ended December 31, 2024
	Total				Net income attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income (loss)
Utilities	$1,218	$155	$(285)	$(130)	$20
Transport	12,530	2,831	(964)	1,867	226
Midstream	902	198	66	264	62
Data	3,208	812	(1,327)	(515)	112
Corporate	—	68	752	820	19
Total	$17,858	$4,064	$(1,758)	$2,306	$439

	Year ended December 31, 2023
	Total				Net income (loss) attributable to the Partnership
US$ MILLIONS	Revenue	Net Income	OCI	Total Comprehensive Income (loss)
Utilities	$2,002	$354	$(178)	$176	$6
Transport	15,210	4,248	312	4,560	233
Midstream	924	315	188	503	105
Data	3,320	749	785	1,534	218
Corporate	—	(316)	(245)	(561)	(103)
Total	$21,456	$5,350	$862	$6,212	$459

Brookfield Infrastructure F-59

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present the cash flow activities of Brookfield Infrastructure’s investments in associates and joint ventures for the years ended December 31, 2025, 2024, and 2023:

	Year ended December 31, 2025
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$133	$(1,382)	$1,182	$(67)	$(61)	$(6)
Transport	2,828	(5,326)	2,006	(492)	(441)	(51)
Midstream	130	(25)	(82)	23	23	—
Data	1,262	(2,729)	1,634	167	177	(10)
Corporate	(148)	54	71	(23)	(3)	(20)
Total	$4,205	$(9,408)	$4,811	$(392)	$(305)	$(87)

	Year ended December 31, 2024
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$489	$(363)	$(109)	$17	$13	$4
Transport	2,960	(1,020)	(1,917)	23	40	(17)
Midstream	435	(267)	(188)	(20)	(15)	(5)
Data	947	(2,473)	2,028	502	408	94
Corporate	(83)	92	(9)	—	—	—
Total	$4,748	$(4,031)	$(195)	$522	$446	$76

	Year ended December 31, 2023
	Total				Attributable to
US$ MILLIONS	Operating	Investing	Financing	Total Cash Flows	Other Ownership Interests	Partnership’s Share
Utilities	$752	$(855)	$47	$(56)	$(46)	$(10)
Transport	3,763	(1,306)	(2,426)	31	(33)	64
Midstream	475	(202)	(263)	10	5	5
Data	1,082	(1,647)	746	181	175	6
Corporate	(130)	44	86	—	—	—
Total	$5,942	$(3,966)	$(1,810)	$166	$101	$65
F-60 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 14.  PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Gross Carrying Amount:
Balance as at December 31, 2023	$8,263	$18,880	$15,405	$9,086	$51,634
Acquisitions through business combinations(1)	—	—	—	4,141	4,141
Additions, net of disposals	480	1,229	626	1,121	3,456
Assets held by subsidiaries disposed during the period	—	(141)	—	—	(141)
Non-cash additions (disposals)	92	(221)	(146)	(303)	(578)
Assets reclassified as held for sale	—	(1,867)	—	—	(1,867)
Net foreign currency exchange differences	(268)	(306)	(1,141)	(230)	(1,945)
Balance at December 31, 2024	$8,567	$17,574	$14,744	$13,815	$54,700
Acquisitions through business combinations(1)	104	—	8,898	2,852	11,854
Additions, net of disposals(2)	583	1,365	804	2,343	5,095
Assets held by subsidiaries disposed during the period (5)	(1)	(807)	(1)	(5)	(814)
Non-cash additions	—	117	27	79	223
Assets reclassified as held for sale(3)	—	(736)	—	—	(736)
Net foreign currency exchange differences	440	332	710	(463)	1,019
Balance at December 31, 2025	$9,693	$17,845	$25,182	$18,621	$71,341

Accumulated depreciation:
Balance as at December 31, 2023	$(1,834)	$(2,604)	$(1,538)	$(1,247)	$(7,223)
Depreciation expense	(413)	(1,003)	(629)	(775)	(2,820)
Disposals	74	26	—	15	115
Assets held by subsidiaries disposed during the period	—	38	—	—	38
Non-cash disposals	35	39	101	12	187
Assets reclassified as held for sale	—	92	—	—	92
Net foreign currency exchange differences	70	128	120	33	351
Balance at December 31, 2024	$(2,068)	$(3,284)	$(1,946)	$(1,962)	$(9,260)
Depreciation expense	(429)	(897)	(781)	(1,007)	(3,114)
Disposals	48	24	1	3	76
Assets held by subsidiaries disposed during the period (5)	1	363	—	2	366
Non-cash disposals	43	34	29	57	163
Assets reclassified as held for sale(3)	—	268	—	—	268
Net foreign currency exchange differences	(87)	(145)	(106)	84	(254)
Balance at December 31, 2025	$(2,492)	$(3,637)	$(2,803)	$(2,823)	$(11,755)

Brookfield Infrastructure F-61

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
Accumulated fair value adjustments:
Balance as at December 31, 2023	$1,907	$1,395	$833	$—	$4,135
Fair value adjustments	119	92	1,204	12	1,427
Net foreign currency exchange differences	(57)	(93)	(4)	—	(154)
Assets held by subsidiaries disposed during the period	—	(1)	—	—	(1)
Balance at December 31, 2024	$1,969	$1,393	$2,033	$12	$5,407
Fair value adjustments	198	2	1,603	—	1,803
Net foreign currency exchange differences	171	90	16	—	277
Assets held by subsidiaries disposed during the period	—	(276)	—	—	(276)
Balance at December 31, 2025	$2,338	$1,209	$3,652	$12	$7,211

Net book value:
December 31, 2025(4)	$9,539	$15,417	$26,031	$15,810	$66,797
December 31, 2024	$8,468	$15,683	$14,831	$11,865	$50,847

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)On July 1, 2025, our global intermodal logistics operation acquired the container portfolio of Global Container International LLC (“GCI”), a container fleet operator of approximately half a million twenty-foot equivalent units, for approximately $1.1 billion which was principally comprised of approximately $0.8 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
(3)See Note 6. Assets and Liabilities Classified as Held for Sale, for additional information.
(4)Includes right-of-use assets of $289 million (2024: $288 million) in our utilities segment, $691 million (2024: $933 million) in our transport segment, $326 million (2024: $303 million) in our midstream segment and $3,073 million (2024: $3,658 million) in our data segment.
(5)Refer to Note 5, Disposition of Businesses, for further details.

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2025 and 2024. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. Assets under development were revalued where fair value could be reliably measured.
F-62 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table summarizes the valuation techniques and significant inputs for the valuation of property, plant and equipment using the income method, categorized by segment.

	Dec. 31, 2025				Dec. 31, 2024
Segment	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon	Valuation Technique(1)	Discount Rate	Terminal Value Multiple	Investment Horizon
Utilities	Discounted cash flow model	8% to 16%	15x	10 to 20 yrs	Discounted cash flow model	8% to 15%	16x	10 to 20 yrs
Transport	Discounted cash flow model	9%	8x	10 yrs	Discounted cash flow model	10%	9x to 20x	10 yrs
Midstream(2)	Discounted cash flow model	n.a	n.a	n.a	Discounted cash flow model	15%	8x to 10x	1 to 2 yrs

(1)Certain businesses are valued using the replacement cost method as a result of their underlying operations. Replacement costs are determined with guidance from independent studies and third party evaluators.
(2)The current and prior year reflects our North American gas storage business. In 2025, the business has been revalued using a market approach, considering the IPO of our North American gas storage business in October 2025 (See Note 5 - Dispositions for further details).

An increase in the discount rate would lead to a decrease in the fair value of property, plant and equipment. Conversely, an increase to the terminal value multiple would increase the fair value of property, plant and equipment. Our partnership has classified all property, plant and equipment under level 3 of the fair value hierarchy.
At December 31, 2025, Brookfield Infrastructure carried out an assessment of the fair value of its utilities property, plant and equipment, resulting in a gain from revaluation of $198 million (2024: $119 million) which was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The key driver behind the revaluation gain recorded was growth in underlying cash flows at our U.K. regulated distribution business, as a result of additional connections.
At December 31, 2025, Brookfield Infrastructure carried out an assessment of the fair value of its transport property, plant and equipment. A gain from revaluation of $2 million (2024: $92 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income.
At December 31, 2025, Brookfield Infrastructure carried out an assessment of the fair value of its midstream property, plant and equipment. A gain from revaluation of $1,603 million (2024: $1,204 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income. The revaluation gain related to our Canadian diversified midstream operation, which was measured using the depreciated replacement cost approach. The gain was driven by inflationary increases in cost inputs, including materials and labor, based on current industry benchmarks, together with our assessment of the remaining useful lives of the assets which were supported by the performance outlook for the business. In addition, the revaluation gain reflected the strong operating performance and improved outlook for natural gas at our North American gas storage business.
Brookfield Infrastructure F-63

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
At December 31, 2025, Brookfield Infrastructure carried out an assessment of the fair value of its data property, plant and equipment, which are measured using replacement cost approach. A gain from revaluation of $nil (2024: $12 million) was recognized in revaluation surplus in the Consolidated Statements of Comprehensive Income.
The following table summarizes the carrying amount of property, plant and equipment that would have been recognized had assets been carried under the cost model, inclusive of purchase price allocations.

US$ MILLIONS	Dec. 31, 2025	Dec. 31, 2024
Utilities	$7,576	$6,803
Transport	14,516	14,633
Midstream	22,782	13,013
Data	15,801	11,856
F-64 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

NOTE 15.  INTANGIBLE ASSETS

US$ MILLIONS	2025	2024
Cost	$19,935	$17,739
Accumulated amortization	(4,170)	(3,218)
Net intangible assets	$15,765	$14,521
Intangible assets are allocated to the following cash generating units:

US$ MILLIONS	2025	2024
North American residential infrastructure operation	$2,985	$3,006
Brazilian regulated gas transmission operation	2,510	2,299
Canadian diversified midstream operation	1,624	1,718
U.S. bulk fiber network(1)	1,516	—
North American rail operations	1,381	1,674
European residential infrastructure business	1,295	1,196
Brazilian electricity transmission operation(1)	1,152	1,023
Indian telecom tower operation	1,103	1,175
U.K. wireless infrastructure operation	585	549
Global intermodal logistics operations	570	577
North American retail colocation data center operations	454	454
U.K. port operation(2)	—	267
Other(3)	590	583
Total	$15,765	$14,521

(1)Refer to Note 7, Acquisition of Businesses, for further details
(2)Refer to Note 5, Disposition of Businesses, for further details
(3)Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The intangible assets at our North American residential infrastructure operation are comprised of contractual customer relationships, customer contracts, brands and various technological upgrades. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Brands represent the intrinsic value customers place on the operation’s various brand names. Our technological upgrades represent various upgrades such as the development of new metering technology. The business generates revenues under long-term contracts with a diversified customer base across North America.
Brookfield Infrastructure F-65

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The intangible assets at our Brazilian regulated gas transmission operation relate to concession arrangements with the local energy regulator, Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”). Total capacity is fully contracted under long-term “ship-or-pay” gas transportation agreements (“GTA”) with predefined tariffs annually adjusted for inflation. On April 8, 2021, new legislation was passed in Brazil which provides our Brazilian regulated gas transmission operation the right to operate the gas pipelines perpetually. The intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying infrastructure.
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
The intangible asset at our U.S. bulk fiber network primarily relates to customer relationships. The intangibles are amortized on a straight-line basis over the estimated useful life of up to 25 years.
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
The intangible assets at our European residential infrastructure business are principally comprised of affinity partner relationships, policyholder contracts, brands and internally generated software assets. The affinity partner relationships and policyholder contracts represent the ongoing economic benefits from agreements acquired as part of business combinations. Brands represent the intrinsic value the business expects to generate from trademarks and intellectual property acquired through business combinations.
The intangible assets at our Brazilian electricity transmission operations are our transmission concessions. The terms and conditions of our electricity transmission concession are regulated by the Brazilian Electricity Regulatory Agency (“ANEEL”). The concession agreement grants the right to construct, maintain, and operate the transmission lines, in exchange for a regulated return (“RAP”) during the concession period. Concessions are awarded for a period of 30 years and RAP is adjusted for inflation annually and updated every five years to reflect changes in third-party cost of capital.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The carrying value as at December 31, 2025, of Brookfield Infrastructure’s indefinite lived intangibles is $653 million (2024: $953 million).
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	2025	2024
Cost at beginning of the year	$17,739	$18,622
Acquisitions through business combinations(1)	2,941	1,580
Additions	287	193
Assets reclassified as held for sale(2)	(1,738)	(109)
Assets held by subsidiaries disposed of during the period(3)	(310)	(17)
Non-cash additions (disposals)(4)	50	(1,053)
Foreign currency translation	966	(1,477)
Cost at end of year	$19,935	$17,739

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)See Note 6. Assets and Liabilities Classified as Held for Sale, for additional information.
(3)Refer to Note 5, Disposition of Businesses, for further details.
(4)Non-cash disposals for the year ended December 31, 2024 principally relates to the deconsolidation of our Peruvian toll road operations. Refer to Note 34, Related Party Transactions, for further details.

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	2025	2024
Accumulated amortization at beginning of year	$(3,218)	$(2,777)
Non-cash disposals	45	68
Amortization	(910)	(824)
Disposals	24	—
Assets held by subsidiaries disposed during the period(1)	19	—
Held for sale	130	4
Foreign currency translation	(260)	311
Accumulated amortization at end of year	$(4,170)	$(3,218)

(1)Refer to Note 5, Disposition of Businesses, for further details.
Brookfield Infrastructure F-67

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 16.  GOODWILL
The following table presents the carrying amount for Brookfield Infrastructure’s goodwill:

US$ MILLIONS	2025	2024
Balance at beginning of the year	$14,101	$14,488
Acquisitions through business combinations(1)	4,776	294
Assets held by subsidiaries disposed during the period(2),(3)	(331)	(149)
Held for sale	(59)	—
Foreign currency translation and other	723	(532)
Balance at end of the year	$19,210	$14,101

(1)See Note 7, Acquisition of Businesses, for additional information.
(2)Assets held by subsidiaries disposed during the period for the year-ended December 31, 2025 includes our European hyperscale data center platform’s sale of its 90% interest in a portfolio of stabilized data center assets (refer to Note 5, Disposition of Businesses, for additional information).
(3)Assets held by subsidiaries disposed during the period for the year-ended December 31, 2024 includes the deconsolidation of goodwill balances from our Peruvian toll road operations (refer to Note 34, Related Party Transactions, for additional information) and the disposition of a subsidiary of our Australian port operations (refer to Note 5, Disposition of Businesses, for additional information).
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of cash generating units or a group of cash generating units, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. During 2025, the recoverable amount exceeded the carrying amount of each cash generating unit.
F-68 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Goodwill is allocated to the following cash generating units or group of cash generating units:

US$ MILLIONS	2025	2024
North American residential infrastructure business	$3,091	$3,050
U.S Bulk Fiber Network (1)	2,633	—
European residential infrastructure business	2,335	2,126
North American rail operations	2,099	2,099
U.S. refined products pipeline system (1)	1,979	—
Canadian diversified midstream operation	1,959	1,871
Global intermodal logistics operation	1,163	1,163
Canadian natural gas gathering and processing operation	701	669
U.S. colocation data center operation	669	503
Indian telecom tower operation	496	523
European hyperscale data center platform	476	721
Colombian natural gas distribution operation	472	404
Brazilian regulated gas transmission operation	463	411
U.K. wireless infrastructure operation	370	344
Other	304	217
Total	$19,210	$14,101

(1)See Note 7, Acquisition of Businesses, for additional information.
The recoverable amount of goodwill has been determined using a discounted cash flow model whereby the fair value measurement is classified under level 3 on the fair value hierarchy. For businesses with the most significant goodwill as separately listed in the table above, the key inputs in determining the fair value of each cash generating unit under the discounted cash flow model are the utilization of different types of discount rates ranging from 9% to 20%, terminal value multiples of 7x to 20x and discrete cash flow periods from 5 to 25 years.
Brookfield Infrastructure F-69

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 17.  INVESTMENT PROPERTIES
The following table presents the carrying amount for Brookfield Infrastructure’s investment properties:

US$ MILLIONS	2025	2024
Balance at beginning of the year	$5,063	$4,333
Additions, net of disposals	1,102	802
Non-cash disposals, net of additions(1)	(4,023)	112
Assets held by subsidiaries disposed during the period	(298)	—
Fair value adjustments	395	135
Foreign currency translation	532	(319)
Balance at end of the year	$2,771	$5,063

(1)Non-cash disposals during the period for the year-ended December 31, 2025 includes our European hyperscale data center platform’s sale of its 90% interest in a portfolio of stabilized data center assets (refer to Note 5, Disposition of Businesses, for additional information).
Investment properties are measured at fair value on a recurring basis and the effective date of revaluation is December 31, 2025 and 2024. The fair value of our partnership’s investment properties are determined by management of our partnership with due consideration given to relevant market conditions.
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
The following table summarizes the key valuation metrics for Brookfield Infrastructure’s material investment properties:

Segment	Primary valuation method	Discount/Capitalization Rate(1)	Investment horizon
Data	Discounted cash flow	7% to 8%	10 yrs

(1)The rates presented are discount rates for properties valued under the discounted cash flow method, and capitalization rates for properties valued under the direct income capitalization method.
F-70 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 18.  ACCOUNTS PAYABLE AND OTHER

US$ MILLIONS	Note	2025	2024
Current:
Accounts payable		$2,506	$2,154
Accrued liabilities		2,228	1,808
Deferred revenue	(i)	680	581
Lease liabilities		611	610
Provisions(1)		442	233
Loans and notes payable		—	109
Other liabilities		426	263
Total current		$6,893	$5,758

Non-current:
Lease liabilities		$3,973	$4,508
Deferred revenue	(i)	435	425
Accrued liabilities		317	213
Provisions(1)		780	573
Pension liabilities		55	26
Loans and notes payable		35	33
Other liabilities		1,093	431
Total non-current		$6,688	$6,209

(1)Provisions primarily relate to decommissioning and site restoration liabilities at our Canadian natural gas gathering, processing operation and our Indian telecom tower operation and obligations arising from disposal at our European hyperscale data center platform.
Brookfield Infrastructure’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 36, Financial Risk Management.

(i)Deferred revenue
Deferred revenue relates primarily to cash contributions from third parties for future natural gas and electricity connections at our U.K. regulated distribution operation, advance customer payments for container leases at our global intermodal logistics operation, to build or upgrade existing network capabilities at our Australian rail operation, for future servicing of customer contracts and protection plans at our North American and European residential infrastructure operation, for future servicing of our customers contracts at our U.S. colocation data center operation and to build or upgrade existing networks at our U.K. wireless infrastructure operation. The deferred revenue is recorded on receipt of cash payments and recognized as revenue as services are rendered over the life of the connections arrangements, container lease agreements, contracted track access, contract plans or networks.
Brookfield Infrastructure F-71

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 19.  FINANCIAL LIABILITIES

US$ MILLIONS	2025	2024
Current:
Deferred consideration	$102	$80
Interest rate swaps	93	41
Foreign currency forward contracts	55	47
Other financial liabilities	80	80
Total current financial liabilities	$330	$248

Non-current:
Interest rate swaps	$286	$145
Foreign currency forward contracts	41	3
Other financial liabilities(1)	2,767	2,384
Total non-current financial liabilities	$3,094	$2,532

(1)As at December 31, 2025 and 2024, other financial liabilities include $1.8 billion and $1.7 billion, respectively, of capital contributed by non-controlling shareholders in our Indian telecom tower operation which has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
F-72 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 20.  BORROWINGS
(a)Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2030. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.3%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at December 31, 2025, there were $nil (2024: $300 million) draws outstanding on the credit facility and $11 million of letters of credit were issued (2024: $10 million).

	Maturity(2)	Annual Rate(2)	Currency	2025	2024
Corporate revolving credit facility	June 29, 2030	SOFR plus 1.3%	US$	$—	$300
Commercial Paper(1)	March 1, 2026	4.2%	US$	735	850

Non-Current:
Medium Term Notes(2):
Public - Canadian	November 14, 2027	5.6%	C$	328	313
Public - Canadian	September 11, 2028	4.2%	C$	510	487
Public - Canadian	October 9, 2029	3.4%	C$	510	487
Public - Canadian	July 27, 2030	5.7%	C$	364	348
Public - Canadian	January 6, 2031	3.7%	C$	273	—
Public - Canadian	September 1, 2032	2.9%	C$	364	348
Public - Canadian	February 14, 2033	6.0%	C$	182	174
Public - Canadian	April 25, 2034	5.4%	C$	291	278
Public - Canadian	September 24, 2035	4.5%	C$	237	—
Public - Canadian	April 25, 2052	5.8%	C$	146	139
Public - Canadian	July 27, 2053	6.0%	C$	146	139

Subordinated Notes(2)
Public - United States	March 15, 2055	6.8%	US$	300	300
Public - Canadian	September 1, 2055	5.6%	C$	183	—
Public - United States	May 24, 2081	5.0%	US$	250	250
Public - United States	May 31, 2084	7.3%	US$	158	158
				4,977	4,571
Deferred financing costs and other				(30)	(29)
Total				$4,947	$4,542

(1)Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of December 31, 2025.
(2)See Note 21, Subsidiary Public Issuers, for further details.
Brookfield Infrastructure F-73

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$375 million of medium-term notes maturing January 6, 2031, with an initial coupon of 3.7%.
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$325 million of medium-term notes maturing September 24, 2035, with an initial coupon of 4.5%.
On May 16, 2025, Brookfield Infrastructure Finance ULC issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6%, until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a 2.7% spread, provided that the rate will not reset below 5.6%.
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
On February 22, 2024, Brookfield Infrastructure Finance ULC repaid all medium-term notes maturing February 22, 2024 for $531 million.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive 1-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrued interest on SOFR plus 1.9% and no commitment fees were incurred for any undrawn balance. As of December 31, 2025, there were nil (2024: $nil) borrowings outstanding.
The increase in corporate borrowings of $405 million during the year ended December 31, 2025 is primarily attributable to the issuance of $502 million of medium term notes, issuance of $180 million of subordinated notes and the impact of foreign exchange, partially offset by net repayments on our corporate credit facility and commercial paper of $300 million and $115 million, respectively.
(b)Non-Recourse Borrowings
The current and non-current balances of non-recourse borrowings are as follows:

US$ MILLIONS	2025	2024
Current	$6,013	$2,838
Non-current	53,538	43,714
Total	$59,551	$46,552
F-74 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Non-recourse borrowings increased by $13.0 billion from December 31, 2024 due to acquisition related borrowings, net draws at our subsidiaries, and the impact of foreign exchange. This was partially offset by the dispositions of our U.S. gas pipeline, a subsidiary of our European hyperscale data center operation and our U.K. port operation, and the classification of our Brazilian electricity transmission operation and a subsidiary of our U.K. rail operation as held for sale.
Principal repayments on non-recourse borrowings due over the next five years and thereafter are as follows:

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total
2026(1)	$778	$1,617	$1,260	$2,520	$6,175
2027	952	613	532	864	2,961
2028	2,750	919	663	2,974	7,306
2029	2,232	883	1,302	3,019	7,436
2030	2,935	2,340	2,028	2,795	10,098
Thereafter	5,560	6,021	10,970	4,128	26,679
Total principal repayments	15,207	12,393	16,755	16,300	60,655
Deferred financing costs and other	(106)	(383)	(251)	(364)	(1,104)
Total - Dec. 31, 2025	$15,101	$12,010	$16,504	$15,936	$59,551
Total - Dec. 31, 2024	$13,586	$11,319	$11,512	$10,135	$46,552

(1)Includes commercial paper obligations of $0.8 billion at our Canadian diversified midstream operation.
The weighted average interest rates of non-recourse borrowings are as follows:

US$ MILLIONS	Utilities(1)	Transport	Midstream	Data	Total
Dec. 31, 2025	7%	6%	5%	6%	6%
Dec. 31, 2024	7%	5%	6%	6%	6%
(1)Excluding the impact of the variable interest in our Brazilian assets, the weighted average interest rate of non-recourse borrowings would be 5% as at December 31, 2025.
Brookfield Infrastructure F-75

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Principal repayments on non-recourse borrowings in their local currency are as follows:

US$ MILLIONS, except as noted	Dec. 31, 2025	Local Currency		Dec. 31, 2024	Local Currency
U.S. dollars	$32,970	USD	$32,970	$18,807	USD	$18,807
Canadian dollars	11,020	CAD	15,125	10,133	CAD	14,574
Indian rupees	5,235	INR	471,622	5,470	INR	467,521
British pounds	4,548	GBP	3,375	4,607	GBP	3,681
Brazilian real(1)	3,522	BRL	19,384	3,999	BRL	24,762
Euro	1,397	EUR	1,189	2,876	EUR	2,778
Australian dollars	949	AUD	1,422	893	AUD	1,443
Colombian pesos	900	COP	3,396,150	559	COP	2,462,758
Korean Won	507	KRW	746,578	—	KRW	—
New Zealand dollars	39	NZD	68	37	NZD	66

(1)See Note 5, Disposition of Businesses, for additional information.

(c)Supplemental Information
Details of the “Changes in liabilities from financing activities”, including both changes arising from cash flows and non-cash changes are as follows:

US$ MILLIONS	2024	Cash Flows	Acquisitions/ Dispositions(1)	Held for Sale	Foreign Exchange Movement and Other	2025
Corporate borrowings	$4,542	$378	$—	$—	$27	$4,947
Non-recourse borrowings	46,552	7,927	6,293	(581)	(640)	59,551

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
An indenture dated as of May 24, 2021, between Alberta Finco, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Alberta Finco, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “Subordinated Indenture”) provides for the issuance of one or more series of unsecured notes of Alberta Finco.
F-76 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On September 24, 2025, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$375 million maturing January 6, 2031, with a coupon of 3.700% and C$325 million maturing September 24, 2035, with a coupon of 4.526%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than US Holdco), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On May 16, 2025, Alberta Finco issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6% until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a spread of 2.7%, provided that the rate will not reset below 5.6% (the “May 2025 Alberta Finco Notes”). The May 2025 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings
On November 29, 2024, Alberta Finco issued $300 million of fixed-to-fixed reset rate subordinated notes maturing March 15, 2055, with an initial coupon of 6.8% until March 15, 2030, resetting every five years thereafter at the five-year U.S. treasury rate, plus a spread of 2.453%, provided that the rate will not reset below 6.8% (the “November 2024 Alberta Finco Notes”). The November 2024 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
On May 31, 2024, Alberta Finco issued $150 million of subordinated notes maturing May 31, 2084, with a coupon of 7.250% (the “May 2024 Alberta Finco Notes”). On June 5, 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
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
Each of the Fincos is a subsidiary of our partnership. In the tables below, information relating to the Fincos has been combined.
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
The following tables set forth consolidated summary financial information for our partnership, the Fincos and BIPC Holdings and the partnership’s subsidiaries other than the Fincos and BIPC Holdings:
Brookfield Infrastructure F-77

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

For the year ended December 31, 2025 US$ MILLIONS	Our partnership(2)	The Fincos	BIPC Holdings	Subsidiaries of our partnership other than the Fincos, and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated
Revenues	$—	$—	$—	$—	$23,100	$23,100
Net income (loss) attributable to partnership(1)	449	—	(3)	1,094	(449)	1,091
For the year ended December 31, 2024
Revenues	$—	$—	$—	$—	$21,039	$21,039
Net income (loss) attributable to partnership(1)	57	—	34	357	(57)	391
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$17,931	$17,931
Net income (loss) attributable to partnership(1)	102	—	775	(343)	(102)	432
As at December 31, 2025
Current assets	$—	$—	$—	$—	$11,978	$11,978
Non-current assets	5,911	—	4,604	9,520	96,137	116,172
Current liabilities	—	—	—	—	15,260	15,260
Non-current liabilities	—	4,212	458	—	72,680	77,350
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	2,017	2,017
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	1,440	1,440
Exchangeable units(5)	—	—	—	—	61	61
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	26,086	26,086
Preferred unitholders	—	—	—	—	729	729
As at December 31, 2024
Current assets	$—	$—	$—	$—	$9,607	$9,607
Non-current assets	5,915	—	4,962	8,530	75,576	94,983
Current liabilities	—	—	—	—	10,903	10,903
Non-current liabilities	—	3,392	815	—	59,627	63,834
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	1,926	1,926
BIPC exchangeable shares	—	—	—	—	1,355	1,355
Exchangeable units(5)	—	—	—	—	62	62
Perpetual subordinated notes	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	20,568	20,568
Preferred unitholders	—	—	—	—	918	918
F-78 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(3)Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., US Holdco and BIP Bermuda Holdings I Limited and BI LLC under the equity method except for US Holdco’s investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the notes issued after July 27, 2023. For the years ended December 31, 2025, and 2024, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
(4)Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
(5)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

NOTE 22.  PREFERRED SHARES
As at December 31, 2025, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (wholly owned subsidiaries of Brookfield Infrastructure) have issued 196,000, 1 and 400,000 preferred shares, respectively, to subsidiaries of Brookfield, for proceeds of $5 million, $5 million and $10 million, respectively. Each preferred share is non-voting and is redeemable at $25 per share except in the case of the preferred share issued by Brookfield Infrastructure US Holdings I Corporation, which is redeemable for $5 million. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer on or after the tenth anniversary of the date of issue, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 6% preferential cash dividend payable quarterly as and when declared by the issuer’s board of directors. At December 31, 2025, there were no dividends in arrears (2024: $nil).
NOTE 23.  INTEREST EXPENSE

US$ MILLIONS	2025	2024	2023
Interest on corporate facility	$16	$57	$32
Interest on corporate debt	212	210	179
Interest on non-recourse borrowings	3,260	2,772	2,043
Other financing fees(1)	380	348	247
	$3,868	$3,387	$2,501

(1)Other financing fees primarily relate to interest expense associated with leases in connection with IFRS 16.
Brookfield Infrastructure F-79

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 24.  DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the years ended December 31, 2025, 2024 and 2023.

US$ MILLIONS	2025	2024	2023
Cost of inventory	$2,629	$2,781	$2,978
Depreciation and amortization	4,024	3,644	2,739
Compensation	3,195	2,997	2,582
Fuel, transportation and distribution costs	2,211	1,823	1,553
Operations and maintenance costs	1,528	1,258	1,143
Marketing and administrative costs	1,198	1,128	883
Utilities	1,130	1,149	941
Other direct operating costs	961	896	651
Total	$16,876	$15,676	$13,470
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 26.  NON-WHOLLY OWNED SUBSIDIARIES
The following tables present summarized accounts for significant or material non-wholly owned subsidiaries on the Consolidated Statement of Financial Position:

	As of December 31, 2025
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$322	$7,046	$610	$4,503	$443	$1,812
Brazilian regulated gas transmission operation(4)	652	3,157	707	3,950	(489)	(359)
Colombian natural gas distribution operation	517	1,381	259	1,061	506	72
Brazilian electricity transmission operation(2)	1,601	1,176	976	803	691	307
North American residential infrastructure business(2)	969	8,943	931	5,208	2,784	989
Indian gas transmission operation	220	1,240	281	1,049	228	(98)
European residential infrastructure business(2)(3)	774	3,939	676	1,761	1,717	559
Transport
North American rail operation	1,406	9,560	884	5,744	3,895	443
Australian port operation(3)	83	170	67	14	118	54
Global intermodal logistics operation(2)	394	10,876	1,072	5,899	3,350	949
Midstream
Canadian diversified midstream operation	503	14,107	1,551	7,259	2,532	3,268
North American gas storage operation	324	3,763	248	1,655	1,567	617
Canadian natural gas gathering and processing operation	179	3,887	253	2,425	985	403
U.S. refined products pipeline system(2)	293	11,138	416	7,655	2,863	497
Data
U.S. colocation data center operation(2)(3)	734	5,501	299	5,888	34	14
Indian telecom towers operation(2),(5)	699	9,416	1,243	9,725	(938)	85
European hyperscale data center platform(2)	121	2,694	400	905	1,228	282
U.S. bulk fiber network(2)(3)	444	7,183	1,530	2,343	2,951	803
Australian data center operation	47	662	158	13	391	147
Corporate
Holding LP and other	406	358	2,168	6,128	(389)	(7,143)

Brookfield Infrastructure F-81

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	As of December 31, 2024
US$ MILLIONS	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Non-Controlling Interest in Operating Subsidiaries	Partnership Capital(1)
Utilities
U.K. regulated distribution operation	$265	$5,882	$561	$3,725	$365	$1,496
Brazilian regulated gas transmission operation(4)	871	2,936	745	3,779	(402)	(315)
Colombian natural gas distribution operation	293	1,175	448	451	495	74
Brazilian electricity transmission operation(2)	49	1,045	31	708	246	109
North American residential infrastructure business(2)	968	8,603	834	4,906	2,827	1,004
Indian gas transmission operation	423	1,415	285	1,039	516	(2)
European residential infrastructure business(2)	610	3,585	491	1,454	1,705	545
Transport
North American rail operation	748	10,142	587	5,867	3,995	441
U.K. port operation	130	1,261	56	958	152	225
Australian port operation(3)	75	192	61	8	137	61
Global intermodal logistics operation(2)	2,346	10,005	1,565	6,213	3,512	1,061
Midstream
Canadian diversified midstream operation	751	12,976	1,455	6,933	2,327	3,012
North American gas storage operation	296	3,021	197	1,642	909	569
Canadian natural gas gathering and processing operation	128	3,486	169	2,033	1,009	403
Data
U.S. colocation data center operation(2)	281	4,463	363	3,411	691	279
Australian data center operation	10	626	12	148	340	136
Indian telecom tower operation(2),(5)	789	10,343	991	9,890	(75)	326
European hyperscale data center platform(2)	357	4,984	429	2,617	1,879	416
Corporate
Holding LP and other	615	450	2,044	5,795	(364)	(6,410)

(1)Attributable to all equity holders other than non-controlling interests in operating subsidiaries.
(2)Refer to Note 7, Acquisition of Businesses, for further details.
(3)Refer to Note 5 , Disposition of Businesses, for further details.
(4)In 2024 our Brazilian regulated gas transmission operation completed a dividend recapitalization of $1.7 billion.
(5)As at December 31, 2025 and 2024, $1.8 billion and $1.7 billion, respectively, of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from non-controlling interest in operating subsidiaries, and classified as a liability
F-82 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Operating Results:

	Year ended December 31, 2025
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	$864	$29	$59	$116	$236
Brazilian regulated gas transmission operation	1,430	289	(48)	120	(28)
Colombian natural gas distribution operation	1,274	75	70	17	15
Brazilian electricity transmission operation(1)	245	67	47	30	21
North American residential infrastructure business(1)	2,811	69	13	24	5
Indian gas transmission operation(4)	434	(36)	(21)	(6)	(5)
European residential infrastructure business(1)(3)	1,997	(123)	145	(24)	44
Transport
North American rail operation	2,420	96	(39)	13	(4)
Australian port operation(2)	265	6	8	2	3
Global intermodal logistics operation(1),(2)	1,374	623	(36)	207	(13)
Midstream
Canadian diversified midstream operation	3,049	51	359	64	449
North American gas storage operation	475	115	527	61	213
Canadian natural gas gathering and processing operation	541	23	81	9	32
U.S. refined products pipeline system(1)	984	122	(31)	21	(5)
Data
U.S. colocation data center operation(1)(3)	1,000	(87)	(10)	(35)	(4)
Australian data center operation	43	(34)	18	(13)	6
Indian telecom tower operation(1)(4)	2,764	(294)	(17)	(58)	(4)
European hyperscale data center platform(1)	285	121	273	28	61
U.S. bulk fiber network(1)(3)	161	(55)	—	(14)	—
Corporate
Holding LP and other	—	(8)	—	(481)	(337)

Brookfield Infrastructure F-83

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2024
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	741	20	11	78	45
Brazilian regulated gas transmission operation	1,357	318	102	135	59
Colombian natural gas distribution operation	1,153	63	(64)	13	(14)
Brazilian electricity transmission operation(1)	57	17	(34)	8	(15)
North American residential infrastructure business(1)	2,834	74	(83)	27	(29)
Indian gas transmission operation	488	(35)	(18)	(9)	(5)
European residential infrastructure business(1)	1,663	(64)	(37)	(18)	(10)
Transport
North American rail operation	2,360	161	(30)	19	(10)
U.K. port operation	307	5	12	7	18
Australian port operation(2)	335	(19)	(19)	(7)	(7)
Global intermodal logistics operation(1)	1,568	342	9	108	4
Midstream
Canadian diversified midstream operation	3,360	(9)	(171)	(12)	(214)
North American gas storage operation	427	110	704	69	445
Canadian natural gas gathering and processing operation	565	6	(109)	2	(50)
Data
U.S. colocation data center operation(1)	938	357	(5)	142	(2)
Australian data center operation	30	(4)	(33)	(2)	(13)
Indian telecom tower operation(1)	2,020	(73)	8	(13)	1
European hyperscale data center platform(1)	332	84	(144)	18	(32)
Corporate
Holding LP and other	—	(68)	—	(636)	170
F-84 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Year ended December 31, 2023
		Attributable to non-controlling interest		Attributable to unitholders
US$ MILLIONS	Revenue	Net Income (loss)	Other Comprehensive Income (loss)	Net Income (loss)	Other Comprehensive Income (loss)
Utilities
U.K. regulated distribution operation	635	19	38	78	154
Brazilian regulated gas transmission operation	1,483	455	44	202	19
Colombian natural gas distribution operation	997	53	104	10	24
Brazilian electricity transmission operation	38	16	7	7	3
North American residential infrastructure business	2,759	57	(31)	20	(11)
Indian gas transmission operation	407	83	(4)	22	(1)
European residential infrastructure operation	1,539	(2)	69	—	22
Transport
North American Rail Operation	2,257	166	190	20	14
U.K. port operation	272	9	12	14	12
Australian port operation	460	20	(2)	7	(1)
Global intermodal logistics operation	385	56	(33)	22	(13)
Midstream
Canadian diversified midstream operation	3,338	15	56	19	72
North American gas storage operation	321	5	160	2	103
Canadian natural gas gathering and processing operation	547	14	(27)	5	(11)
Data
U.S. colocation data center operation	207	(87)	(6)	(35)	(2)
Australian data center operation	31	(3)	1	(1)	—
Indian telecom tower operation	1,471	19	(16)	6	(3)
European hyperscale data center platform	170	56	(106)	13	(24)
Corporate
Holding LP and other	4	(171)	—	(583)	(85)

(1)Refer to Note 7, Acquisition of Businesses, for further details.
(2)Refer to Note 5, Disposition of Businesses, for further details.
(3)Net loss is primarily related to depreciation and amortization of purchase price accounting adjustments.
(4)Net loss is primarily related to fair value measurements of non-controlling interests classified as a liability.

Brookfield Infrastructure F-85

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables present summarized accounts for non-wholly owned subsidiaries on the Consolidated Statement of Cash Flows:

	Cash Flow Activities
	Year ended December 31, 2025			Year ended December 31, 2024
US$ MILLIONS	Operating	Investing	Financing	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$341	$(632)	$294	$282	$(439)	$113
Brazilian regulated gas transmission operation	510	(26)	(764)	585	(178)	(158)
Colombian natural gas distribution operation	100	(30)	(56)	93	(39)	(49)
Brazilian electricity transmission operation(1)	84	76	(153)	29	25	(23)
North American residential infrastructure business(1),(3)	120	(185)	18	128	(160)	70
Indian gas transmission operation	90	105	(259)	196	(170)	28
European residential infrastructure business(1)	112	(161)	41	140	(168)	30
Transport
North American rail operation	602	(350)	(241)	526	(422)	(95)
Australian port operation(2)	38	17	(48)	17	59	(72)
Global intermodal logistics operation(1)	1,004	33	(1,055)	1,133	(600)	(532)
Midstream
Canadian diversified midstream operation	674	(131)	(602)	504	(562)	(81)
North American gas storage operation	280	(30)	(338)	313	(60)	(191)
Canadian natural gas gathering and processing operation	204	(301)	125	211	(172)	(16)
U.S. refined products pipeline system(1)	261	(6,301)	6,096	—	—	—
Data
U.S. colocation data center operation(1)	202	(856)	937	256	(1,547)	1,451
Australian data center operation	22	(41)	64	(8)	(106)	110
Indian telecom tower operation(1)	690	(112)	(668)	465	(1,744)	1,261
European hyperscale data center platform(1)	10	718	(818)	(11)	(697)	794
U.S. bulk fiber network(1)	79	(3,622)	3,826	—	—	—
Corporate
Holding LP and other	409	170	(494)	(380)	174	202
F-86 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

	Cash Flow Activities
	Year ended December 31, 2023
US$ MILLIONS	Operating	Investing	Financing
Utilities
U.K. regulated distribution operation	$226	$(487)	$309
Brazilian regulated gas transmission operation	739	(36)	(742)
Colombian natural gas distribution operation	89	(38)	(78)
Brazilian electricity transmission operation	23	37	(51)
North American residential infrastructure business(3)	33	(2,647)	2,671
Indian gas transmission operation	134	86	(122)
European residential infrastructure business	(3)	(2,365)	2,489
Transport
North American rail operation	528	(296)	(259)
U.K. port operation	16	(51)	25
Australian port operation	6	226	(229)
Global intermodal logistics operation	327	(3,048)	2,828
Midstream
Canadian diversified midstream operation	542	(285)	(95)
North American gas storage operation	219	56	(228)
Canadian natural gas gathering and processing operation	170	(164)	(12)
Data
U.S. colocation data center operation	(13)	(85)	93
Australian data center operation	5	(72)	69
Indian telecom tower operation	608	(767)	255
European hyperscale data center platform	54	(2,993)	2,993
Corporate
Holding LP and other	269	(629)	152

(1)Refer to Note 7, Acquisition of Businesses, for further details.
(2)Refer to Note 5, Disposition of Businesses, for further details.
(3)Our partnership’s cash from operating activities include reduction to cash related to the impact of our finance lease receivables signed at our North American residential infrastructure business. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
Brookfield Infrastructure F-87

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 27.  INCOME TAXES
Our partnership is a flow through entity for tax purposes and as such is not subject to taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.
(a)Deferred Income Tax Balances
The sources of deferred income tax balances are as follows:

	As of December 31,
US$ MILLIONS	2025	2024
Deferred income tax assets
Tax losses carried forward	$2,135	$2,143
Financial instruments and other	985	717
	$3,120	$2,860
Deferred income tax liabilities
Long lived assets	$(12,470)	$(9,836)
Investment in associates and investment properties	(240)	(571)
	$(12,710)	$(10,407)
Net deferred income tax liabilities	$(9,590)	$(7,547)
Reflected in the Consolidated Statements of Financial Position as follows:
Deferred income tax assets	$208	$120
Deferred income tax liabilities	(9,798)	(7,667)
Net deferred income tax liabilities	$(9,590)	$(7,547)
The deferred tax asset related to losses available for carry forward includes $132 million (2024: $105 million) of tax benefits that have been recognized based on projections of future taxable profits. In addition, we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.
F-88 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The sources of deferred income tax balances and movements are as follows:

		Recognized in
US$ MILLIONS	Jan. 1, 2025	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2025
Deferred income tax assets related to non-capital losses and capital losses	$2,143	$63	$—	$(29)	$(42)	$2,135
Deferred income tax liabilities related to differences in tax and book basis, net	(9,690)	93	(345)	78	(1,861)	(11,725)
Net deferred income tax liabilities	$(7,547)	$156	$(345)	$49	$(1,903)	$(9,590)

		Recognized in
US$ MILLIONS	Jan. 1, 2024	Net Income	Other Comprehensive Income	Other(1)	Acquisitions/ Dispositions	Dec. 31, 2024
Deferred income tax assets related to non-capital losses and capital losses	$2,162	$188	$—	$(207)	$—	$2,143
Deferred income tax liabilities related to differences in tax and book basis, net	(9,958)	136	(213)	811	(466)	(9,690)
Net deferred income tax liabilities	$(7,796)	$324	$(213)	$604	$(466)	$(7,547)

(1)Other items relates to foreign exchange as deferred income taxes are calculated based on the functional currency of each operating entity.
A deferred tax asset is not recognized in respect of deductible temporary differences of $121 million (2024: $214 million), unused capital losses of $8,987 million (2024: $10,615 million) and unused non-capital losses of $4,053 million (2024: $3,026 million). Of the total deductible temporary differences of $121 million (2024: $214 million), $4 million expire after two years from the reporting date, $12 million expire after three years from the reporting date and $105 million do not expire. Of the unused capital losses of $8,987 million (2024: $10,615 million), $7,515 million expire after one year from the reporting date, $1,314 million expire after four years from the reporting date, $4 million expire beyond five years from the reporting date and $154 million do not expire.
The following table details the expiry date, if applicable, of the non-capital losses:

	Year of Expiration
US$ MILLIONS	2026	2027	2028	2029	2030	Beyond	Do not expire	Total
As of December 31, 2025	$133	$25	$41	$10	$13	$472	$3,359	$4,053

	Year of Expiration
US$ MILLIONS	2025	2026	2027	2028	2029	Beyond	Do not expire	Total
As of December 31, 2024	$18	$6	$20	$35	$10	$416	$2,521	$3,026

Brookfield Infrastructure F-89

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(b)Income Tax Recognized in Profit or Loss
The major components of income tax expense include the following:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Tax expense comprises:
Current income tax expense	$745	$594	$576
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	(209)	(247)	(51)
Changes in tax rates or the imposition of new taxes	(6)	(13)	4
Unrecognized deferred taxes	59	(64)	52
Total income tax expense	$589	$270	$581
Net income before income tax expense reconciles to income tax expense as follows:
Net income before income tax	$3,121	$1,953	$2,029
Income tax expense calculated at the domestic rates applicable to profits in the country concerned	522	524	622
Change in substantively enacted tax rates	(6)	(13)	4
International operations subject to different tax rates	13	35	(10)
Taxable income attributable to non-controlling interests	(107)	(106)	(73)
Portion of gains subject to different tax rates	80	(150)	(64)
Deferred tax assets not recognized	59	(64)	52
Permanent differences and other	28	44	50
Income tax expense recognized in profit or loss	$589	$270	$581
As the partnership is not subject to tax, the above reconciliation has been prepared using a composite statutory rate for jurisdictions where Brookfield Infrastructure’s subsidiaries operate. The composite rate has decreased due to changes in the related operating income in the various subsidiaries and changes in local statutory rates.
The partnership has approximately $5 million (2024: $57 million) of temporary differences associated with investments in subsidiaries, and associates for which no deferred income taxes have been provided.
(c)Income Tax Recognized Directly in Other Comprehensive Income

US$ MILLIONS	2025	2024	2023
Deferred income tax arising on income and expenses recognized in other comprehensive income:
Revaluation of property, plant and equipment	$(400)	$(232)	$(169)
Cash flow hedges	60	39	61
Pension plan actuarial changes	(5)	(20)	1
Total income tax expense recognized directly in other comprehensive income	$(345)	$(213)	$(107)
F-90 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 28.  PARTNERSHIP CAPITAL
As at December 31, 2025, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
In its capacity as the holder of the Special General Partner Units of the Holding LP, the special general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed specified target levels. To the extent distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1218 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold. To the extent that distributions on the Holding LP’s units (other than Holding LP Class A Preferred Units) exceed $0.1320 per unit, the incentive distribution rights entitle the special general partner to 25% of incremental distributions above this threshold. During the year, the Holding LP paid incentive distributions of $320 million (2024: $295 million, 2023: $266 million).
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
Brookfield Infrastructure F-91

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
In November 2025, we announced that we renewed our normal course issuer bid for outstanding units and our Class A Preferred Units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,062,017 units, and up to 10% of the public float of each series of the Class A Preferred Units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2025 and will terminate on December 1, 2026, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and Class A Preferred Units acquired under the normal course issuer bid will be cancelled. During the year ended December 31, 2025, Brookfield Infrastructure repurchased less than 2 million units for $58 million (2024: nil, 2023: repurchased less than 1 million units for $25 million).
In November 2025, BIPC launched an “at the market” program, whereby it may offer and sell up to $400 million BIPC exchangeable shares directly from treasury (the “BIPC ATM”) until the BIPC ATM expires on February 28, 2027 (or is earlier terminated). Under the BIPC ATM, BIPC exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the BIPC exchangeable shares may be traded. Brookfield Infrastructure intends to use the net proceeds from the BIPC ATM, if any, to facilitate repurchases by the partnership of its units under its normal course issuer bid (subject to compliance with applicable securities laws) and for general corporate purposes. During the year-ended December 31, 2025, BIPC issued 833,272 BIPC exchangeable shares under the BIPC ATM, and an equivalent number of units were repurchased by our partnership. The issuances were completed on the TSX and NYSE at average prices of C$63.78 and US$45.86, respectively, per BIPC exchangeable share, for aggregate gross proceeds of $38 million. Net proceeds from the issuance also rounded to $38 million, after deducting agent commission costs of $0.4 million.
F-92 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(a)Special and Limited Partnership Capital

	Special General Partner Units
MILLIONS, EXCEPT UNIT INFORMATION	2025		2024		2023
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
MILLIONS, EXCEPT UNIT INFORMATION	2025		2024		2023
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,210	461,855,350	$6,196	461,343,972	$6,092	458,380,315
Conversion from RPU to LP	—	—	—	—	100	3,287,267
Unit issuance	11	330,047	11	343,347	12	416,225
Units repurchased and cancelled(1)	(25)	(1,877,183)	—	—	(12)	(908,674)
Conversions	3	180,574	3	168,031	4	168,839
Ending balance	$6,199	460,488,788	$6,210	461,855,350	$6,196	461,343,972
(1)Includes 833,272 units repurchased that were financed with the proceeds of the sales of BIPC exchangeable shares sold under the BIPC ATM.
During the year ended December 31, 2025, Brookfield Infrastructure repurchased less than 2 million units for $58 million (2024: nil, 2023: less than 1 million units for $25 million) and incurred less than $1 million in commission costs (2024: nil, 2023: less than $1 million).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our units to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the year ended December 31, 2025, our partnership issued 0.3 million units for proceeds of $11 million (2024: 0.3 million units for proceeds of $11 million, 2023: 0.4 million units for proceeds of $13 million).
The weighted average number of Special General Partner Units outstanding for the year ended December 31, 2025 was 2.4 million (2024: 2.4 million, 2023: 2.4 million). The weighted average number of limited partnership units outstanding for the year ended December 31, 2025 was 460.1 million (2024: 461.6 million, 2023: 459.4 million).
Net income per limited partnership unit was $0.90 for the year ended December 31, 2025 (2024: $0.04, 2023: $0.14). Net income per limited partnership unit is calculated as the total net income attributable to limited partnership units, less preferred partnership distributions, divided by the average number of limited partnership units outstanding during the year ended December 31, 2025.
On January 29, 2026, the partnership declared a quarterly distribution in the amount of $0.455 per unit, payable on March 31, 2026 to unitholders of record as at the close of business on February 27, 2026.
Brookfield Infrastructure F-93

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.

(b)Non-controlling interest—Redeemable Partnership Units held by Brookfield

MILLIONS, EXCEPT UNIT INFORMATION	2025		2024		2023
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,628	190,299,956	$2,728	193,587,223
Conversion of RPU to LP	—	—	—	—	(100)	(3,287,267)
Ending balance	$2,628	190,299,956	$2,628	190,299,956	$2,628	190,299,956
In September 2023, Brookfield converted approximately 3 million of its RPUs held with a carrying value of approximately $100 million into an equivalent amount of LP units.
The weighted average number of Redeemable Partnership Units outstanding for the year ended December 31, 2025 was 190.3 million (2024: 190.3 million, 2023: 192.7 million).
(c) Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares

MILLIONS, EXCEPT SHARE INFORMATION	2025		2024		2023
	Carrying Value	Shares(1)	Carrying Value	Shares	Carrying Value	Shares
Opening balance	$2,514	132,051,909	$2,512	131,872,066	$1,757	110,567,671
Share issuance(2)	38	833,272	—	—	—	—
Issued in conjunction with the acquisition of Triton	—	—	—	—	751	21,094,441
Conversions	2	109,775	2	179,843	4	209,954
Ending balance	$2,554	132,994,956	$2,514	132,051,909	$2,512	131,872,066
(1)Includes 119,982,167 (December 31, 2024: 119,039,120) BIPC exchangeable shares and 13,012,789 (December 31, 2024: 13,012,789) class A.2 exchangeable shares.
(2)Includes 833,272 BIPC exchangeable shares issued under the BIPC ATM.
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

F-94 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
During the year ended December 31, 2025, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares (2024: less than 0.2 million) for $2 million of our units (2024: $2 million)
(d) Non-controlling interest—Exchangeable Units

MILLIONS, EXCEPT UNIT INFORMATION	2025		2024		2023
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$388	5,738,152	$393	6,086,026	$401	6,464,819
Conversions	(4)	(290,349)	(5)	(347,874)	(8)	(378,793)
Ending balance	$384	5,447,803	$388	5,738,152	$393	6,086,026
During the year ended December 31, 2025, Exchange LP unitholders exchanged 0.1 million (2024: 0.1 million, 2023: 0.2 million) Exchange LP Units for $2 million (2024: $2 million, 2023: $4 million) of our units.
During the year ended December 31, 2025, BIPC Exchangeable LP unitholders exchanged 0.2 million (2024: 0.2 million, 2023: 0.2 million ) BIPC exchangeable LP units for $2 million (2024: $3 million, 2023:$4 million) of BIPC exchangeable shares.
(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS	2025	2024	2023
Opening balance	$293	$293	$293
Ending balance	$293	$293	$293
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
(f)    Preferred Unitholders’ Capital

MILLIONS, EXCEPT UNIT INFORMATION	2025		2024		2023
	Carrying Value	Units	Carrying Value	Units	Carrying Value	Units
Opening balance	$918	43,901,312	$918	43,901,312	$918	43,901,312
Repurchased and cancelled	(189)	(9,978,527)	—	—	—	—
Ending balance	$729	33,922,785	$918	43,901,312	$918	43,901,312
On June 30, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 1, for $90 million and recognized a gain on redemption of $6 million directly in equity.
On December 31, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 3, for $90 million and recognized a loss on redemption of $2 million directly in equity.
Brookfield Infrastructure F-95

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 29.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(a)Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$903	$(1,515)	$101	$36	$122	$(1)	$1,030	$676
Other comprehensive income (loss)	264	(419)	23	17	—	6	211	102
Balance at December 31, 2024	$1,167	$(1,934)	$124	$53	$122	$5	$1,241	$778
Other comprehensive income (loss)	349	534	(104)	1	—	(2)	(218)	560
Other items	(121)	—	—	—	—	—	(6)	(127)
Balance at December 31, 2025	$1,395	$(1,400)	$20	$54	$122	$3	$1,017	$1,211

(b)Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$5	$(9)	$1	$—	$1	$—	$6	$4
Other comprehensive income (loss)	1	(2)	—	—	—	—	2	1
Balance at December 31, 2024	$6	$(11)	$1	$—	$1	$—	$8	$5
Other comprehensive income (loss)	2	1	—	—	—	—	(1)	2
Balance at December 31, 2025	$8	$(10)	$1	$—	$1	$—	$7	$7

(c)Attributable to Non-controlling interest—Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$372	$(624)	$41	$15	$50	$—	$423	$277
Other comprehensive income (loss)	109	(173)	9	7	—	3	87	42
Balance at December 31, 2024	$481	$(797)	$50	$22	$50	$3	$510	$319
Other comprehensive income (loss)	144	217	(43)	1	—	(1)	(89)	229
Other items	(46)	—	—	—	—	—	(2)	(48)
Balance at December 31, 2025	$579	$(580)	$7	$23	$50	$2	$419	$500
F-96 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(d) Attributable to Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial (Losses) Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$257	(424)	$29	$10	$35	$(1)	$289	$195
Other comprehensive income (loss)	75	(120)	7	5	—	2	59	28
Balance at December 31, 2024	$332	$(544)	$36	$15	$35	$1	$348	$223
Other comprehensive income (loss)	100	154	(32)	—	—	—	(61)	161
Other items	(35)	—	—	—	—	—	(2)	(37)
Balance at December 31, 2025	$397	$(390)	$4	$15	$35	$1	$285	$347

(e) Attributable to Non-controlling interest—Exchangeable units(1)

US$ MILLIONS	Revaluation Surplus	Foreign Currency Translation	Net Investment Hedges	Cash Flow Hedges	Marketable Securities	Unrealized Actuarial Gains	Equity accounted investments	Accumulated Other Comprehensive Income
Balance at December 31, 2023	$12	$(18)	$1	$—	$1	$—	$13	$9
Other comprehensive income (loss)	3	(4)	—	—	—	—	2	1
Balance at December 31, 2024	$15	$(22)	$1	$—	$1	$—	$15	$10
Other comprehensive income (loss)	3	9	(1)		—	—	(3)	8
Balance at December 31, 2025	$18	$(13)	$—	$—	$1	$—	$12	$18

(1)Includes non-controlling interest attributable to Exchange LP Units and BIPC Exchangeable LP Units. Refer to Note 1, Organization and Description of the Business, for further details.

Brookfield Infrastructure F-97

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 30.  DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and class A.2 exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares.

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Limited Partners	$(793)	$(748)	$(701)
General Partner(1)	(324)	(296)	(269)
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	(328)	(312)	(298)
BIPC exchangeable shares and class A.2 exchangeable shares	(228)	(212)	(176)
Exchangeable units(2)	(8)	(8)	(9)
Preferred unitholders	(46)	(52)	(47)
Perpetual subordinated notes	(16)	(16)	(16)
Total Distributions	$(1,743)	$(1,644)	$(1,516)

	For the year ended December 31,
PER UNIT/SHARE	2025	2024	2023
Limited Partners	$1.72	$1.62	$1.53
General Partner(1)	1.72	1.62	1.53
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1.72	1.62	1.53
BIPC exchangeable shares and class A.2 exchangeable shares	1.72	1.62	1.53
Exchangeable units(2)	1.72	1.62	1.53
Preferred unitholders	1.16	1.14	1.07
Perpetual subordinated notes	1.28	1.28	1.28

(1)Distributions to the General Partner include $320 million of incentive distributions for the year ended December 31, 2025 (2024: $295 million, 2023: $266 million).
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 31.  CONTINGENT ASSETS & LIABILITIES
Brookfield Infrastructure, including its associates, had bank guarantees and letters of credit outstanding to third parties totaling $210 million (2024: $399 million). These guarantees are generally supported by cash on deposit with banks.
Our partnership and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of operations.
NOTE 32.  CONTRACTUAL COMMITMENTS
In the normal course of business, our partnership will enter into contractual commitments which include commitments relating to contracted project costs for various growth initiatives, committed expenditures associated with gas and electricity sales contracts at our U.K. regulated distribution operation, service agreements for the purchase and transportation of core utilities at our Canadian diversified midstream operation and leases associated with our U.S. colocation data center operation, Indian telecom towers operation, North American rail operation and Canadian diversified midstream operation. As at December 31, 2025, our partnership had $7,622 million (2024: $6,633 million) of commitments outstanding, of which 23% mature in less than one year, 45% between two and five years, and 32% after five years.
In addition, pursuant to the Master Service Agreement, on a quarterly basis, we, together with BIPC, pay a base management fee to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our group. This fee is recorded on the Consolidated Statements of Operating Results in general and administrative expenses.
NOTE 33.  RETIREMENT BENEFIT PLANS
Brookfield Infrastructure offers pension plans to certain employees of its subsidiaries. Brookfield Infrastructure’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ expense for 2025 was $5 million (2024: $15 million, 2023: $18 million). The discount rate used was 5.2% (2024: 5.2%, 2023: 5.2%) with a rate of compensation of 1.5% (2024: 2.6%, 2023: 3.1%).

US$ MILLIONS	2025	2024
Plan assets	$524	$760
Less accrued benefit obligation	(510)	(685)
Accrued benefit asset (liability) (1)	$14	$75

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
Brookfield Infrastructure F-99

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of $2 million were incurred during the year ended December 31, 2025 (2024: $2 million, 2023: $2 million).
Brookfield Infrastructure has a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management Ltd.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $414 million for the year ended December 31, 2025 (2024: $393 million, 2023: $401 million). As of December 31, 2025, $109 million was outstanding as payable to the Service Providers (December 31, 2024: $99 million).
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
As of December 31, 2025, Brookfield Infrastructure had a loan payable of $33 million to a private fund managed by Brookfield (December 31, 2024: $31 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at December 31, 2025, our net deposit from Brookfield was $nil (December 31, 2024:$180 million) and Brookfield Infrastructure incurred interest expense of $nil for the year ended December 31, 2025 (2024: $nil, 2023: $nil). Deposits bear interest at market rates.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of December 31, 2025, there were no borrowings outstanding (December 31, 2024: $nil).
As at December 31, 2025, Brookfield Infrastructure had approximately $306 million of borrowings outstanding to Brookfield Wealth Solutions (December 31, 2024: $130 million) and approximately $62 million of net receivables from private funds managed by Brookfield (December 31, 2024: $140 million).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries of Brookfield. For the year ended December 31, 2025, revenues of $6 million were generated (2024: $11 million, 2023: $20 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries of Brookfield. For the year ended December 31, 2025, expenses of $55 million were incurred (2024: $104 million, 2023: $143 million).
F-100 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million (December 31, 2024: $12 million) with subsidiaries of Brookfield.
On March 28, 2023, subsidiaries of the partnership entered into concurrent loan agreements with Brookfield Wealth Solutions for total proceeds of $500 million. On May 24, 2024, the maturity dates of these loans were extended to May 24, 2029 with interest accruing at SOFR plus 210 basis points per annum until May 24, 2026 and SOFR plus 475 basis points per annum thereafter until maturity. On September 30, 2025, Brookfield Infrastructure’s subsidiaries repaid $50 million of the outstanding loan. These loans are non-recourse to the partnership and are presented as non-recourse borrowings on the Consolidated Statements of Financial Position. Interest on each loan was $33 million for the year ended December 31, 2025 (December 31, 2024: $34 million).
On August 31, 2023, the partnership sold its 7.9% effective interest in its Australian regulated utility operation to a private fund managed by Brookfield for net proceeds of approximately $435 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $30 million in other income (expense) on the Consolidated Statement of Operating Results and accumulated currency translation losses of $28 million were reclassified from accumulated other comprehensive income to other income (expense) on the Consolidated Statements of Operating Results.
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
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $1.7 billion ($310 million to the partnership). The buyers of the stabilized data centers included a consortium of third party investors and a private fund managed by Brookfield, and the transaction was completed at arm’s length on market terms. As a result of the transaction, Brookfield Infrastructure recognized a gain of approximately $160 million ($25 million to the partnership).
Over the course of 2025, our global intermodal logistics operation sold a 66% interest in a stabilized container portfolio. The interest sold was acquired equally by a third party and a private fund managed by Brookfield, and was completed at arm’s length on market terms. As a result of the sale to the private fund managed by Brookfield, Brookfield Infrastructure recognized a gain of approximately $115 million ($30 million to the partnership) in the third quarter.
Brookfield Infrastructure F-101

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
On October 1, 2025, our North American retail colocation data center operation acquired a portfolio of data centers for approximately $210 million from an affiliate of the partnership. The transaction was funded with a combination of cash and debt, and principally comprised of property, plant and equipment of approximately $775 million, intangible assets of approximately $70 million, goodwill of approximately $165 million and assumed debt of approximately $745 million.
NOTE 35.  DERIVATIVE FINANCIAL INSTRUMENTS
Brookfield Infrastructure’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. Brookfield Infrastructure and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amount of Brookfield Infrastructure’s derivative positions at December 31, 2025 and 2024 were as follows:

US$ MILLIONS	Note	2025	2024
Foreign exchange contracts	(a)	$3,713	$2,460
Interest rates swaps and other	(b)	17,994	19,108
Commodity contracts		17	36
		$21,724	$21,604
The following table presents the change in fair values of Brookfield Infrastructure’s derivative positions during the years ended December 31, 2025 and 2024:

US$ MILLIONS	Unrealized Gains During 2025	Unrealized Losses During 2025	Net Change During 2025	Net Change During 2024
Foreign exchange derivatives	$14	$(157)	$(143)	$79
Interest rate and other derivatives	156	(369)	(213)	1
Commodity derivatives	28	—	28	(20)
	$198	$(526)	$(328)	$60
F-102 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(a)Foreign Exchange
Brookfield Infrastructure held the following foreign exchange contracts with notional amounts at December 31, 2025 and 2024.

	Notional Amount (U.S. Dollars)		Average Exchange Rate
US$ MILLIONS	2025	2024	2025	2024
Foreign exchange contracts
British pounds	$2,144	$997	$1.31	$1.26
Canadian dollars	372	142	0.73	0.74
Australian dollars	349	184	0.65	0.66
European Union euros	461	406	1.14	1.11
Indian rupees	210	247	0.011	0.011
Brazilian real	327	291	0.184	0.153
Other(1)	(150)	193	—	—
	$3,713	$2,460

(1)Includes foreign exchange contracts at our operating subsidiaries intended to offset the risk associated with non-recourse borrowings in currencies other than the functional currency of the underlying operation, primarily in USD.
(b)Interest Rates
At December 31, 2025, Brookfield Infrastructure held interest rate and cross currency interest rate swap contracts having an aggregate notional amount of $17,994 million (2024: $19,108 million). Our partnership has an aggregate notional amount of $9,225 million of floating interest rate derivatives that are benchmarked against SOFR, $3,462 million of floating interest rate derivatives that are benchmarked against the Canadian Overnight Repo Rate Average (“CORRA”), $1,210 million of floating interest rate derivatives that are benchmarked against the Euro Interbank Offered Rate (“EURIBOR”), $933 million of floating interest rate derivatives that are benchmarked against the bank bill swap rate, and $438 million of floating interest rate derivatives that are benchmarked to the Sterling Overnight Index Average (“SONIA”).
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Other Information Regarding Derivative Financial Instruments
The following table presents the notional amounts underlying Brookfield Infrastructure’s derivative instruments by term to maturity as at December 31, 2025 and the comparative notional amounts at December 31, 2024, for both derivatives that are classified as fair value through profit or loss and derivatives that qualify for hedge accounting:

	2025				2024
US$ MILLIONS	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$708	$870	$—	$1,578	$1,467
Interest rate derivatives
Interest rate swaps, cross currency interest rate swaps and other	—	151	25	176	1,196
Commodity contracts	17	—	—	17	36
	$725	$1,021	$25	$1,771	$2,699
Elected for hedge accounting
Foreign exchange derivatives	$1,128	$1,007	$—	$2,135	$993
Interest rate derivatives
Interest rate and cross currency interest rate swaps	3,621	9,388	4,809	17,818	17,912
	$4,749	$10,395	$4,809	$19,953	$18,905
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2025 and 2024 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedges are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2025			2024
AS AT AND FOR THE YEARS ENDED (US$ MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges	$17,818	$(268)	$11	$17,932	$(5)	$10
Net investment hedges	2,135	(179)	—	973	41	—
	$19,953	$(447)	$11	$18,905	$36	$10
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
NOTE 36.  FINANCIAL RISK MANAGEMENT
Brookfield Infrastructure is exposed to the following risks as a result of holding financial instruments: capital risk; liquidity risk; market risk (i.e. interest rate risk and foreign currency risk); and credit risk. The following is a description of these risks and how they are managed:
(a)Liquidity Risk Management
Brookfield Infrastructure manages its capital structure to be able to continue as a going concern while maximizing the return to stakeholders. Brookfield Infrastructure’s overall capital strategy remains unchanged from 2024. Our non-recourse borrowings have increased due to recently completed acquisitions while our consolidated net debt to capitalization ratio has increased to 63% at December 31, 2025 (2024: 62%).
The capital structure of Brookfield Infrastructure consists of debt, offset by cash and cash equivalents, and partnership capital comprised of issued capital and accumulated gains.

US$ MILLIONS	2025	2024
Corporate borrowings	$4,947	$4,542
Non-recourse borrowings	59,551	46,552
Subsidiary and corporate borrowings	64,498	51,094
Preferred shares	20	20
Cash and cash equivalents(1)	(3,432)	(2,357)
Consolidated net debt	61,086	48,757
Total partnership capital	35,540	29,853
Total capital and consolidated net debt	$96,626	$78,610
Consolidated net debt to capitalization ratio	63%	62%

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Brookfield Infrastructure’s corporate liquidity as at December 31 was as follows:

US$ MILLIONS(1)	2025	2024
Corporate cash and financial assets	$283	$276
Availability under committed credit facilities(2)	3,225	3,225
Commercial paper	(735)	(850)
Draws on credit facility	—	(300)
Commitments under credit facility	(11)	(10)
Corporate liquidity	$2,762	$2,341

(1)Liquidity managed by Brookfield Infrastructure L.P. and affiliated corporate entities.
(2)Includes a $2.2 billion (2024: $2.2 billion) committed corporate credit facility and a $1 billion (2024: $1 billion) credit facility with Brookfield. Refer to Note 20, Borrowings, for further details.
F-106 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following tables detail the contractual maturities for Brookfield Infrastructure’s financial liabilities. The tables reflect the undiscounted cash flows of financial liabilities based on the earliest date on which Brookfield Infrastructure can be required to pay. The tables include both interest and principal cash flows:

	Less than 1 year	1-2 years	2-5 years	5+ years	Total contractual cash flows
December 31, 2025
US$ MILLIONS
Accounts payable and other liabilities	$4,596	$118	$78	$370	$5,162
Corporate borrowings	735	328	1,384	2,530	4,977
Non-recourse borrowings	6,175	2,961	24,840	26,679	60,655
Financial liabilities	330	290	826	1,978	3,424
Lease liabilities	640	600	1,483	2,428	5,151

Interest Expense:
Corporate borrowings(1)	220	218	517	2,336	3,291
Non-recourse borrowings	3,412	3,232	7,589	5,051	19,284

(1)Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $183 million, $250 million and $158 million of subordinated notes maturing March 15, 2055, September 1, 2055, May 24, 2081, and May 31, 2084 , with coupon rates of 6.8%, 5.6%, 5.0% and 7.3%, respectively.

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Financial instruments held by Brookfield Infrastructure that are subject to market risk include other financial assets, borrowings, derivative instruments, such as interest rate and foreign currency contracts, and marketable securities. Our partnership is exposed to equity price risks arising from marketable securities. As at December 31, 2025, the balance of the portfolio was $314 million (2024: $422 million), a 10% change in the value of the portfolio would impact our consolidated net income by $29 million and equity by $32 million.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

	2025
US$ MILLIONS	50 bp decrease	50 bp increase
Net income (loss) to the partnership(1)	$11	$(11)
Other comprehensive income (loss) to the partnership(1)	3	(3)

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
Brookfield Infrastructure F-109

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The tables below set out Brookfield Infrastructure’s currency exposure at December 31, 2025 and 2024:

2025
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$4,724	$228	$1,542	$2,252	$970	$648	$515	$—	$936	$163	$11,978
Non-current assets	51,600	2,826	11,723	5,705	25,531	5,609	1,381	130	10,678	989	116,172
	$56,324	$3,054	$13,265	$7,957	$26,501	$6,257	$1,896	$130	$11,614	$1,152	$128,150
Liabilities:
Current liabilities	$7,070	$437	$1,454	$1,685	$1,928	$757	$259	$—	$1,525	$145	$15,260
Non-current liabilities	37,755	1,389	6,055	4,814	14,191	1,991	1,061	—	9,852	242	77,350
	44,825	1,826	7,509	6,499	16,119	2,748	1,320	—	11,377	387	92,610
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(1,238)	266	883	300	1,057	407	17	31	225	69	2,017
Non-controlling interest—BIPC exchangeable shares and class A.2 exchangeable shares	(885)	190	631	214	755	291	12	22	161	49	1,440
Non-controlling interest—Exchangeable units(1)	(38)	8	27	9	32	12	1	1	7	2	61
Non-controlling interest—Other(2)	16,675	118	2,064	202	5,962	1,806	506	—	(703)	478	27,108
Net investment attributable to limited partners and general partner	$(3,015)	$646	$2,151	$733	$2,576	$993	$40	$76	$547	$167	$4,914
F-110 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2024
US$ MILLIONS	USD	AUD	GBP	BRL	CAD	EUR	COP	PEN	INR	NZD & Other	Total
Assets:
Current assets	$4,027	$543	$900	$919	$1,013	$767	$292	$—	$1,074	$72	$9,607
Non-current assets	32,926	3,254	11,951	5,202	20,259	7,644	1,175	130	11,778	664	94,983
	$36,953	$3,797	$12,851	$6,121	$21,272	$8,411	$1,467	$130	$12,852	$736	$104,590
Liabilities:
Current liabilities	$4,308	$454	$1,182	$776	$1,681	$711	$445	$—	$1,280	$66	$10,903
Non-current liabilities	24,079	1,594	6,844	4,487	12,751	3,037	451	—	10,460	131	63,834
	28,387	2,048	8,026	5,263	14,432	3,748	896	—	11,740	197	74,737
Non-controlling interest—Redeemable Partnership Units held by Brookfield	(486)	303	576	242	328	630	18	31	155	129	1,926
Non-controlling interest—BIPC exchangeable shares	(341)	213	405	170	231	443	13	22	109	90	1,355
Non-controlling interest—Exchangeable units(1)	(17)	10	19	8	11	20	1	1	5	4	62
Non-controlling interest—Other(2)	10,600	478	2,412	(157)	5,466	2,023	495	(1)	463	—	21,779
Net investment attributable to limited partners and general partner	$(1,190)	$745	$1,413	$595	$804	$1,547	$44	$77	$380	$316	$4,731

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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

	Impact on Net Income to the Partnership(1)
	2025		2024		2023
US$ MILLIONS	-10%	10%	-10%	10%	-10%	10%
USD/AUD	$6	$(6)	$6	$(6)	$6	$(6)
USD/EUR	1	(1)	4	(4)	1	(1)
USD/GBP	7	(7)	6	(6)	8	(8)
USD/COP	2	(2)	1	(1)	1	(1)
USD/BRL	22	(22)	21	(21)	20	(20)
USD/CAD	8	(8)	1	(1)	4	(4)
USD/INR	(7)	7	(3)	3	1	(1)

(1)Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchangeable units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.

	Impact on Partnership Capital
	2025		2024
US$ MILLIONS	-10%	10%	-10%	10%
USD/AUD	$23	$(23)	$28	$(28)
USD/GBP	27	(27)	103	(103)
USD/BRL	80	(80)	69	(69)
USD/PEN	13	(13)	12	(12)

F-112 Brookfield Infrastructure

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

US$ MILLIONS	2025	2024
Partnership Capital	$35,540	$29,853
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(26,086)	(20,568)
Deficit	6,094	5,674
Accumulated other comprehensive income	(2,083)	(1,335)
Ownership changes	(659)	(653)
Invested Capital	$12,806	$12,971
Brookfield Infrastructure F-113

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
The following table presents the change in Invested Capital during year ended December 31, 2025 and 2024:

	For the year ended December 31,
US$ MILLIONS	2025	2024
Opening balance	$12,971	$13,032
Net redemption of preferred units	(189)	(72)
Issuance of limited partnership units, net of redemptions	24	11
Ending balance	$12,806	$12,971
Weighted Average Invested Capital	$12,918	$13,032

NOTE 38.  SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Interest paid	$3,561	$3,289	$2,132
Income taxes paid	$664	$597	$524
Amounts paid and received for interest were reflected as operating cash flows in the Consolidated Statements of Cash Flows. Interest paid is net of debt related hedges.
Amounts paid for income taxes were reflected as either operating cash flows or investing cash flows in the Consolidated Statements of Cash Flows depending upon the nature of the underlying transaction.
Details of “Changes in non-cash working capital, net” on the Consolidated Statements of Cash Flows are as follows:

	For the year ended December 31,
US$ MILLIONS	2025	2024	2023
Accounts receivable	$(812)	$136	$(124)
Prepayments	(277)	(13)	(471)
Accounts payable and other	681	(349)	(43)
Changes in non-cash working capital, net(1)	$(408)	$(226)	$(638)

(1)During the year ended December 31, 2025, changes in non-cash working capital include a $0.4 billion (2024: $0.5 billion, 2023: $0.3 billion) reduction to cash related to the net impact of finance lease receivables at our North American residential infrastructure business. The operation presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are more than offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
F-114 Brookfield Infrastructure